Form 20-F
period 2022-12-31
KONINKLIJKE PHILIPS NV
filed 2023-02-21
CIK 313216

As filed with the Securities and Exchange Commission on February 21, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Marnix van Ginneken, Chief ESG & Legal Officer

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

Class	Outstanding at December 31, 2022
KONINKLIJKE PHILIPS NV	881,480,527 shares
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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer," "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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
7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
    6.1Our strategic focus
    6.2How we create value with sustainable impact
    6.3Materiality analysis
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
    9.5Financial risks
    9.6Compliance risks
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
    13.1Controls and Procedures
    13.2Reports of the independent auditor
    13.3Independent auditor’s report on internal control over financial reporting
    13.4Independent auditor’s report on the consolidated financial statements
    13.5Consolidated statements of income
    13.6Consolidated statements of comprehensive income
    13.7Consolidated balance sheets
    13.8Consolidated statements of cash flows
    13.9Consolidated statements of changes in equity
    13.10Notes to the Consolidated financial statements
  14Further information
    14.1Reconciliation of non-IFRS information
    14.2Other Key Performance Indicators
    14.3Investor information
    14.4Definitions and abbreviations
  15Exhibits

1Introduction

This document contains information required for the Annual Report on Form 20-F for the year ended December 31, 2022 of Koninklijke Philips N.V. (the 2022 Form 20-F). Reference is made to the Form 20-F cross reference table herein. Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) this introduction and the cautionary statement “forward-looking statements” on the next two pages and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. Any additional information in this document which is not referenced in the Form 20-F cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference, shall not be part of the 2022 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

References to Philips

References to the Company or company, to Philips or the (Philips) Group or group, relate to Koninklijke Philips N.V. and its subsidiaries, as the context requires. Royal Philips refers to Koninklijke Philips N.V.

IFRS based information

The audited consolidated financial statements as of December 31, 2022 and 2021, and for each of the years in the three-year period ended December 31, 2022, included in the 2022 Form 20-F have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective 2022 have been endorsed by the EU; consequently, the accounting policies applied by Philips also comply with IFRS as issued by the IASB. These accounting policies have been applied by group entities.

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

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where full year information regarding 2022 is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management's estimates of rankings are based on order intake or sales, depending on the business.

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

This document, including the information referred to in the Form 20-F cross reference table, contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular, among other statements, certain statements in Item 4 “Information on the Company” with regard to management objectives, market trends, market standing, product volumes, business risks, the statements in Item 5 “Operating and financial review and prospects” with regards to trends in results of operations, margins overall, market trends, risk management, exchange rates, the statements in Item 8 “Financial Information” relating to legal proceedings and goodwill and statements in Item 11 “Quantitative and qualitative disclosure about market risks” relating to risk caused by derivative positions, interest rate fluctuations and other financial exposure are forward-looking in nature. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: Philips’ ability to gain leadership in health informatics in response to developments in the health technology industry; Philips’ ability to transform its business model to health technology solutions and services; macroeconomic and geopolitical changes; integration of acquisitions and their delivery on business plans and value creation expectations; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; ability to meet expectations with respect to ESG-related matters; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; breach of cybersecurity; challenges in connection with Philips’ strategy to improve execution and other business performance initiatives; the resilience of Philips' supply chain; attracting and retaining personnel; COVID-19 and other pandemics; challenges to drive operational excellence and speed in bringing innovations to market; compliance with regulations and standards including quality, product safety and (cyber) security; compliance with business conduct rules and regulations including privacy and upcoming ESG disclosure and due diligence requirements; treasury and financing risks; tax risks; reliability of internal controls, financial reporting and management process; global inflation.

As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, reference is made to the information in Risk factors.

3Form 20-F cross reference table

Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) the Introduction and the cautionary statements concerning forward-looking statements of this report on pages 5-6, and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. The content of Philips’ websites and other websites referenced herein should not be considered to be a part of or incorporated into the 2022 Form 20-F. Any additional information which is not referenced in the Form 20-F cross reference table or the Exhibits themselves shall not be deemed to be so incorporated by reference, shall not be part of the 2022 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

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
Chapter 9.6 – Compliance risks
Chapter 9.5 – Financial risks
4	Information on the Company
	A History and development of the company	Chapter 1 – Introduction - Documents on display
Chapter 6.4 – Our businesses - Our reporting structure in 2022
Chapter 7.1.2 – Results of operations - Discontinued operations
Chapter 7.1.3 – Restructuring and acquisition-related charges
Chapter 7.1.4 – Acquisitions and divestments
Chapter 7.1.5 – Cash flows
Chapter 12.1 – Introduction
Chapter 12.9 – Corporate information
Chapter 14.3.3 – Investor contact- How to reach us
Note 3 – Discontinued operations and assets classified as held for sale
Note 4 – Acquisitions and divestments
Note 5 – Interests in entities
Note 30 – Subsequent events

	B Business Overview	Chapter 1 – Introduction - Third-party market share data
Chapter 6.1 – Our strategic focus
Chapter 6.4 – Our businesses
Chapter 6.5 – Our geographies
Chapter 6.6.1 – Integrated Supply Chain
Chapter 7.1 – Performance review
Chapter 8.5.3 – Quality & Regulatory and patient safety
Note 2 – Information by segment and main country

	C Organizational structure	Chapter 6.4 – Our businesses - Our reporting structure in 2022
Note 2 – Information by segment and main country
Note 5 – Interests in entities
Index of exhibits - Exhibit 8

	D Property, plant and equipment	Chapter 6.4.4 – Other- Real estate
Note 2 – Information by segment and main country
Note 3 – Discontinued operations and assets classified as held for sale - Assets classified as held for sale
Note 10 – Property, plant and equipment
Note 19 – Provisions - Environmental provisions; Other provisions (decommissioning bullet)
Note 24 – Contingencies - Environmental remediation
4A	Unresolved staff comments	Not applicable
5	Operating and financial review and prospects
	A Operating results	Chapter 6.4 – Our businesses
Chapter 6.6.1 – Integrated Supply Chain
Chapter 7.1 – Performance review
Chapter 7.1.1 – Factors impacting performance
Chapter 7.1.2 – Results of operations
Chapter 7.1.3 – Restructuring and acquisition-related charges
Chapter 7.1.4 – Acquisitions and divestments
Chapter 7.1.5 – Cash flows
Chapter 7.1.8 – Liquidity position
Chapter 7.1.10 – Cash obligations
Chapter 8.3.3 – Sustainable Operations - Carbon Footprint and energy efficiency; Waste
Chapter 14.1 – Reconciliation of non-IFRS information
Chapter 14.2 – Other Key Performance Indicators
Note 1 – General information to the Consolidated financial statements - Foreign currency transactions: Foreign operations
Note 3 – Discontinued operations and assets classified as held for sale
Note 4 – Acquisitions and divestments
Note 6 – Income from operations
Note 7 – Financial income and expenses
Note 8 – Income taxes - Deferred tax assets and liabilities
Note 11 – Goodwill
Note 12 – Intangible assets excluding goodwill
Note 20 – Post-employment benefits
Note 24 – Contingencies
Note 29 – Details of treasury and other financial risks - Currency risk
Note 30 – Subsequent events

	B Liquidity and capital resources	Chapter 7.1 – Performance review - from 7.1.2 to 7.1.10
Note 17 – Equity
Note 18 – Debt
Note 23 – Cash flow statement supplementary information
Note 29 – Details of treasury and other financial risks

	C Research and development, patents and licenses, etc.	Chapter 6.1 – Our strategic focus
Chapter 6.4.4 – Other - Innovation & Strategy; IP Royalties
Chapter 7.1.2 – Results of operations - Research and development expenses

	D Trend information	Chapter 6.6.1 – Integrated Supply Chain
Chapter 7.1 – Performance review - The year 2022; The year 2021
Chapter 7.1.1 – Factors impacting performance
Chapter 7.1.12 – Outlook
Chapter 14.1 – Reconciliation of non-IFRS information
Chapter 14.2 – Other Key Performance Indicators

	E Critical accounting estimates	Not applicable

6	Directors, senior management and employees

	A Directors and senior management	Chapter 5 – Board of Management and Executive Committee - Members of the Board of Management
Chapter 10 – Supervisory Board
Chapter 12.2 – Board of Management and Executive Committee - Appointment and composition
Chapter 12.3 – Supervisory Board - Appointment and composition
Note 27 – Information on remuneration - Table: Accumulated annual pension entitlements and pension-related costs in EUR unless otherwise stated

	B Compensation	Chapter 11.2.1 – Letter from the Remuneration Committee Chair
Chapter 11.2.2 – Remuneration report 2022
Chapter 11.2.3 – Remuneration of the Board of Management in 2022
Note 26 – Share-based compensation
Note 27 – Information on remuneration

	C Board practices	Chapter 10 – Supervisory Board
Chapter 11 – Supervisory Board report - Supervisory Board Committees
Chapter 11.2.1 – Letter from the Remuneration Committee Chair - The composition of the Remuneration Committee and its activities (first paragraph)
Chapter 11.2.2 – Remuneration report 2022 - Main elements of the remuneration policy; Services agreements
Chapter 11.3 – Report of the Audit Committee
Chapter 12.2 – Board of Management and Executive Committee - Appointment and composition
Chapter 12.3 – Supervisory Board - Appointment and composition; Supervisory Board committees

	D Employees	Chapter 8.4.6 – Employment
Note 6 – Income from operations - Employees

	E Share ownership	Chapter 11.2.2 – Remuneration report 2022 - Main elements of the Remuneration Policy
Chapter 11.2.3 – Remuneration of the Board of Management in 2022
Chapter 12.4 – Other Board-related matters - Remuneration and share ownership
Chapter 12.10 – Additional information - Equity compensation plans
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
Chapter 12.7 – Stichting Preferente Aandelen Philips
Chapter 12.10 – Additional information - Articles of association
Index of exhibits - Exhibit 1; Exhibit 2

	C Material contracts	Chapter 11.2.2 – Remuneration report 2022 - Services agreements
Chapter 12.2 – Board of Management and Executive Committee - Appointment and Composition
Note 26 – Share-based compensation
Note 27 – Information on remuneration
Index of exhibits - Exhibit 4(a)
Index of exhibits - Exhibit 4(b)
Index of exhibits - Exhibit 4(c)
Index of exhibits - Exhibit 4(d)
Index of exhibits - Exhibit 4(e)

	D Exchange controls	Chapter 12.10 – Additional information- Exchange controls
Note 29 – Details of treasury and other financial risks - Liquidity risk

	E Taxation	Chapter 7.2 – Taxation - Dividend withholding tax

	F Dividends and paying agents	Not applicable

	G Statements by experts	Not applicable

	H Documents on display	Chapter 1 – Introduction - Documents on display

	I Subsidiary information	Not applicable

	J Annual Report to Security Holders	Not applicable

11	Quantitative and qualitative disclosure about market risk

	A Quantitative information about market risk	Chapter 2 – Forward-looking statements
Note 29 – Details of treasury and other financial risks

	B Qualitative information about market risk	Chapter 2 – Forward-looking statements
Note 29 – Details of treasury and other financial risks

	C Interim periods	Not applicable

	D Safe harbor	Chapter 2 – Forward-looking statements
Note 29 – Details of treasury and other financial risks

	E Smaller reporting companies	Not applicable

12	Description of securities other than equity securities

	A Debt securities	Not applicable

	B Warrant and rights	Not applicable

	C Other securities	Not applicable

	D American depository shares	Chapter 14.3.4 – New York Registry Shares

Part 2
13	Defaults, dividend arrearages and delinquencies	Not applicable
14	Material modifications to the rights of security holders and use of proceeds	Not applicable
15	Controls and procedures

	A Disclosure controls and procedures	Chapter 13.1.1 – Disclosure controls and procedures

	B Management's Annual Report on internal control over financial reporting	Chapter 13.1.2 – Management's annual report on internal control over financial reporting
Chapter 13.1.3 – Attestation report of the registered public accounting firm

	C Attestation report of the registered public accounting firm	Chapter 13.1.3 – Attestation report of the registered public accounting firm
Chapter 13.3 – Independent auditor’s report on internal control over financial reporting

	D Changes in internal control over financial reporting	Chapter 13.1.4 – Changes in internal control over financial reporting

16A	Audit Committee Financial Expert	Chapter 12.3 – Supervisory Board - Supervisory Board Committees, fifth paragraph
16B	Code of Ethics	Chapter 9.1 – Our approach to risk management - Philips General Business Principles, last paragraph
Chapter 12.10 – Additional information - Code of business conduct
16C	Principal Accountant Fees and Services	Chapter 11.3 – Report of the Audit Committee
Chapter 12.6 – Annual financial statements and external audit
Note 6 – Income from operations - Audit and audit-related fees
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Chapter 7.1.9 – Shareholders’ equity - Share repurchase methods for long-term incentive plans and capital reduction purposes
Chapter 12.5 – General Meeting of Shareholders - Share capital; issue and repurchase of (rights to) shares
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	Chapter 12.10 – Additional information - Significant differences in corporate governance practices
16H	Mine Safety Disclosure	Not applicable
16I	Disclosure regarding Foreign Jurisdictions that prevent inspections	Not applicable
Part 3
17	Financial statements	Not applicable
18	Financial statements	Chapter 13 – Group financial statements - from 13.4 to 13.9
19	Exhibits	Index of exhibits

4Message from the CEO

Dear Stakeholder,

Philips is a company with strong market leadership positions, an extensive customer base, strong innovation portfolio, talented employees, and a global purpose-driven brand. Yet, as our 2022 performance underlines, we are not extracting the full value of our businesses and have disappointed many stakeholders.

My priority as CEO is to address operational challenges, improve performance, and drive progressive value creation through a strategy of focused organic growth and an innovation model shift to increase the impact of patient- and people-centric innovation at scale. Execution will be the key value driver, with three clear priorities around improving patient safety and quality, creating more reliable and resilient supply chains, and simplifying the way we work, so we are more agile and competitive.

Addressing priority challenges – improved execution as key value driver

Our first priority is to rebuild Philips’ reputation around patient safety and quality. The recall of specific Respironics sleep therapy devices and ventilators let down the patients who depended on them, and the doctors caring for those patients. We apologize deeply for that and are working hard to restore trust with all stakeholders. By year-end, following the substantial ramp-up of capacity, Philips Respironics had completed around 90% of the production required for the delivery of replacement devices to patients.

In consultation with regulators around the world, we have also been conducting a comprehensive test and research program to better understand the potential health risks associated with the use of affected devices. I am very conscious that 18 months is long, but this work had to be done thoroughly. I am encouraged by the test results for the first-generation DreamStation devices, that account for over two thirds of the registered affected devices: the prevalence of visible foam degradation is low, and the emission of the detected volatile organic compounds and particulates are within the applicable safety limits and not expected to result in appreciable harm to health in patients.

We are fully committed to completing the Respironics recall and testing program in 2023. We will also implement all measures agreed with the US Food & Drug Administration (FDA) and US Department of Justice, including a consent decree, and rebuild ties with the FDA and other national regulators. We have put the leadership and end-to-end organization in place and have invested significantly in doing so. Across the company, we have assigned the highest priority to making the necessary step-up in patient safety and quality management and have elevated leadership of patient safety and quality to Executive Committee level.

An integral aspect of quality is the ability to deliver and install equipment on time and to the required specifications. To this end, we are taking decisive action to make our supply chain more reliable and predictable, by securing near-term supply, redesigning and pruning our portfolio, and moving from a ‘one size fits all’ supply chain structure to a more agile, tailored value chain model per business, with dedicated and upgraded domain expertise. This will secure more deliveries, drive faster order-book conversion and build down inventory.

We are also simplifying the way we work to drive accountability and agility, with the aim of unlocking significant productivity and margin gains. This simplification – with end-to-end businesses with single accountability and more focused targets, supported by a much leaner enterprise layer, strong regions and a reinvigorated culture of patient- and people-centricity, innovation impact and clear accountability – is a primary enabler to drive flawless execution.

The set of measures we have taken includes the very difficult, yet necessary decisions announced in October 2022 and January 2023 to reduce our workforce by 4,000 employees and then a further 6,000 respectively, as we drive a major step-up in productivity. We will strive to implement these reductions with due respect for every employee affected and in line with all local rules and regulations.

We believe that, together, these measures will help us establish the culture, capabilities and infrastructure needed to consistently execute and deliver as a reliable patient- and people-centric health technology company.

Focused organic growth in Diagnosis & Treatment, Connected Care and Personal Health

As well as restoring our reputation as a responsible patient- and people-centric innovation leader in health technology, we urgently need to get back on course to create value with sustainable impact. To do this, we will drive organic growth through scale and leadership:

  Focusing investments to accelerate growth in Image Guided Therapy, Ultrasound and Monitoring, where we have strong #1 or #2 positions, and expand our leadership position in Personal Health
  Scaling our new Enterprise Informatics business
  Driving margin improvement in Diagnostic Imaging
  Restoring the Sleep & Respiratory Care business.

We will leverage our distinctive market positions, especially our strong presence in North America and many international markets, while further localizing to support our leadership position in China.

Patient- and people-centric innovation at scale

We will continue to invest significantly in innovation, but are making a number of important changes to increase the impact of our patient- and people-driven innovation. Focusing our resources on fewer, better-resourced and more impactful projects, we will concentrate a higher proportion of our R&D resources in the businesses to ensure that innovation is done closer to our customers. We will scale and accelerate innovations, driven by the business and supported by rightsized corporate research, with patient safety, quality and sustainability at the core of innovation design. The technological and business model innovation that Philips brings to healthcare across care settings – often as part of long-term partnerships – is critical, making care delivery more convenient and sustainable.

2022 performance

Looking back on last year, sales increased nominally to EUR 17.8 billion, while several factors weighed down on profitability. Performance was impacted by our efforts to mitigate supply chain and inflationary pressures and the revenue and cost consequences of the Philips Respironics sleep recall, whilst at the same time dealing with global challenges such as the COVID situation in China, volatile demand and supply, and the war in Ukraine. As we worked through the operational challenges, we progressed on our execution priorities in the fourth quarter and saw initial signs of improvement.

I find it greatly encouraging that, despite our recent difficulties, Philips’ purpose, strategy and solutions resonate strongly with customers, as evidenced by the around 100 long-term strategic partnerships we entered into with hospitals and health systems around the world in 2022, and by the continued strength of our order book.

Delivering on our ESG commitments

Environmental, Social & Governance (ESG) are three key dimensions defining our approach to doing business responsibly and sustainably. In 2022, we reached 1.81 billion people with our products and services, including 202 million in underserved communities – taking us a step closer to our goal of improving 2 billion lives per year by 2025, including 300 million in underserved communities.

We continued to work hard to deliver on our other key ESG commitments. For example, our updated carbon reduction targets were approved by the Science Based Targets initiative (SBTi), and we were included in CDP’s climate action ‘A-List’ for the 10th year in a row. We see increasing momentum within the healthcare industry and on the part of our customers to reduce their environmental impact, and we are well placed – with innovations such as our BlueSeal magnet for helium-free-for-life MR and our Circular portfolio – to support that trend and help create a sustainable infrastructure for the future of healthcare.

Looking ahead

We remain cautious in light of the subdued economic outlook for the year, staffing and inflationary pressures facing our customers, geopolitical risks, supply and demand volatility, and uncertainties around ongoing consent decree negotiations, litigation and Department of Justice investigations. Nevertheless, we expect that, by prioritizing patient safety and quality, tightening our focus on innovation and strengthening our category leadership areas, while at the same time improving execution and taking a disciplined approach to capital, we will be able to progressively create value with sustainable impact. Against this background, and reflecting the importance we attach to dividend stability, we propose to maintain the dividend at EUR 0.85 per share, to be distributed in shares.

On behalf of the Executive Committee, I would like to acknowledge, once again, that 2022 has been very disappointing and we carry accountability for the plan to bring Philips back to where it belongs. I want to thank our customers and their patients for their understanding – and our suppliers and ecosystem partners for their support – over this past year. I appreciate our employees' hard work and willingness to embrace change and drive performance improvement. And I wish to thank our shareholders and other stakeholders for their continued support in these challenging times.

I am honored to have been tasked with leading our company and am heartened by the support I have encountered from our employees and customers, investors and other stakeholders. I am realistic about the challenges we face, but have full confidence in our plan of action and am firm in my resolve to lead Philips back to a position of strength in a world that needs meaningful innovation.

Roy Jakobs
Chief Executive Officer

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

Members of the Board of Management

Roy Jakobs
Born 1974, Dutch and German
Chief Executive Officer (CEO)
Chairman of the Board of Management and the Executive Committee since October 2022

Roy Jakobs joined Philips in 2010 and has held various global leadership positions across the company, starting as Chief Marketing & Strategy Officer for Philips Lighting. In 2012, he became Market Leader for Philips Middle East & Turkey, leading the Healthcare, Consumer, and Lighting businesses out of Dubai. Subsequently, he became Business Leader of Domestic Appliances, based in Shanghai, in 2015. In 2018, Roy joined the Executive Committee as Chief Business Leader of the Personal Health businesses and in early 2020 he started as Chief Business Leader of Connected Care. Prior to his career at Philips, he held various management positions at Royal Dutch Shell and Reed Elsevier.

Abhijit Bhattacharya

Born 1961, Indian

Executive Vice President
Member of the Board of Management since December 2015
Chief Financial Officer

Abhijit Bhattacharya first joined Philips in 1987 and has held multiple senior leadership positions across various businesses and functions in Europe, Asia Pacific and the US. Between 2010 – 2014, he was the Head of Investor Relations of Philips, and subsequently, CFO of Philips Healthcare, Philips’ largest sector at the time. Prior to 2010, Abhijit was Head of Operations & Quality at ST-Ericsson, the joint venture of ST Microelectronics and Ericsson, and he was CFO of NXP’s largest business group.

Marnix van Ginneken

Born 1973, Dutch

Executive Vice President
Member of the Board of Management since November 2017
Chief ESG & Legal Officer

Marnix van Ginneken joined Philips in 2007 and became Head of Group Legal in 2010. In 2014, Marnix became Chief Legal Officer of Royal Philips and Member of the Executive Committee. He is responsible for ESG/Sustainability, Legal, Intellectual Property & Standards and Government & Public affairs. Since 2011, he is also Professor of International Corporate Governance at the Erasmus School of Law in Rotterdam. Before joining Philips, Marnix worked for Akzo Nobel and as an attorney in a private practice.

Other members of the Executive Committee

as of December 31, 2022
Willem Appelo
Born 1964, Dutch
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
Kees Wesdorp
Born 1976, Dutch
Executive Vice President
Chief Business Leader Precision Diagnosis and jointly responsible for Diagnosis & Treatment

This page reflects the composition of the Executive Committee as per December 31, 2022. As announced on December 8, 2022, Kees Wesdorp left the company on January 1, 2023, with Bert van Meurs (Chief Business Leader for the Image Guided Therapy businesses) temporarily expanding his role to include the leadership of the Precision Diagnosis businesses. As announced on January 30, 2023, Steve C. de Baca and Jeff DiLullo joined the Executive Committee, effective February 6, 2023, as Chief Patient Safety & Quality Officer and Chief Market Leader of Philips North America, respectively. As such, Mr DiLullo succeeds Vitor Rocha, who left the company effective as per the same date. Philips expects to announce new leaders for its Connected Care businesses (which was the responsibility of Roy Jakobs until his appointment as CEO) as well as for its Precision Diagnosis businesses, in 2023. For a current overview of the Executive Committee members, see also https://www.philips.com/a-w/about/executive-committee.html

6Strategy and Businesses

6.1Our strategic focus

A strategy of focused organic growth, founded on clear choices in business and innovation, and improved execution

Over the past 10 years, Philips has undergone a transformation to reshape its portfolio and become a focused health technology company. As a result, we are active in highly attractive segments that offer significant potential for growth and margin expansion.

These markets are attractive due to the underlying growth of demand for access to healthcare from an aging and growing population. This in turn fuels the need for meaningful innovation to address the rising healthcare spending and staff shortages and make healthcare more efficient and productive, while driving better outcomes.

At Philips, we view the provision and collection of data from patient monitors, imaging devices, and Electronic Medical Records as the foundation upon which Artificial Intelligence (AI) propositions can be built to turn clinical data into actionable insights for patients, providers, and consumers. In addition to providing clinical insights, the same system, informatics and service solutions also provide improved operational forecasting – something our customers have been requesting since COVID-19 to help them improve productivity.

When we perform all of the above for a particular health condition, such as cardiac disease, we establish domain expertise across various sites of care for that disease state. Our healthcare customers are asking for integrated innovations that enable them to care for patients both in the hospital and in outpatient settings. In parallel we continue to provide impactful consumer health propositions

Creating value with sustainable impact

2022 was a difficult year for Philips as its business and financial performance suffered due to challenges in execution, quality and supply, and a complex operating model. Going forward, Philips will address these operational challenges, improve performance, and drive progressive value creation through a strategy of a) focused organic growth, b) scalable patient- and people-centric innovation, and c) focus on reliable execution, prioritizing patient safety and quality, supply chain reliability, and a simplified operating model. All supported by a reinvigorated culture of accountability, empowerment and strengthened health technology talent and capabilities.

Focused organic growth

Having transformed to become a health technology company in recent years, we will now focus on extracting the full value of our strong portfolio with leading positions.

We will focus investments to accelerate growth and margin expansion in areas – Image Guided Therapy, Ultrasound, Monitoring, and Personal Health – where we have strong #1 or #2 positions. In 2022, approximately 70% of our sales were generated by businesses with such leadership positions in the hospital and the home. We will also scale our new Enterprise Informatics business, drive margin improvement in Diagnostic Imaging, and restore Sleep & Respiratory Care.

Scalable patient- and people-centric innovation

Philips’ purpose – to improve people’s health and well-being through meaningful innovation – is at the center of everything we do. This core principle has never been more relevant than it is in these challenging times. As a leading health technology company, we believe that – viewed through the lens of customer needs – patient- and people-centric innovation can improve people’s health and healthcare outcomes, as well as making care more convenient and sustainable, both in the hospital and at home.

Given our global presence, strong enterprise informatics platforms, (ambulatory) monitoring and imaging data, as well as our capabilities to support care across settings, we believe Philips is well positioned to do this, and – leveraging our strong clinical, consumer and Environmental, Social & Governance (ESG) franchise, and our strong brand – do it in a convenient and sustainable way.

In the consumer domain, we develop innovative solutions that support healthier lifestyles, prevent disease, and help people to live well with chronic illness, also in the home and community settings.

In clinics and hospitals, we are teaming up with healthcare providers to innovate and transform the way care is delivered. We listen closely to our customers’ needs and together we co-create solutions that help our customers improve outcomes, patient and staff experience and productivity. We are embedding AI and data science in our propositions – for instance, applying the power of predictive data analytics and artificial intelligence at the point of care – to leverage the value of data in the clinical and operational domains, aiding clinical decision making and improving the quality and efficiency of healthcare services. Increasingly, we are working together with our health systems customers in novel business models, including outcome-oriented payment models, that align their interests and ours in long-term partnerships.

Going forward, we will focus our innovation on where we see customer needs evolving. To improve outcomes, we will support clinical workflows in areas where we have domain leadership, e.g. cardiology and the ICU. To increase productivity in a system having to contend with high patient volumes, staff shortages and rising costs, we will enhance care pathways and operational workflows through integrated technology infrastructure, and we will leverage our (enterprise) informatics and hardware innovation to lower costs and reduce the burden on staff. To improve the delivery of care outside the hospital, we will utilize our consumer/home experience and our strength in data and informatics to connect and support care for patients, with better outcomes, across settings.

In doing so, we will leverage leading technologies across our portfolio. To name just a handful, by way of example: our Ingenia Ambition MR system with BlueSeal magnet that offers helium-free-for-life operation; our Azurion suite of interventional cardiology solutions; our IntelliVue MX750 and MX850 patient monitors and MCOT ambulatory cardiac ePatch offering comprehensive monitoring capabilities across sites of care; and our multi-vendor, multi-modality, multi-site Radiology Operations Command Center virtualized imaging solution.

While we continue to invest significantly in innovation, we are making a number of important changes to increase the impact of our patient- and people-driven innovation and generate better returns. Moving forward, we will focus our resources on a smaller number of projects and products with greater potential for impact. We will scale and accelerate innovations, driven by the business and supported by rightsized Group research, with patient safety, quality and sustainability at the core of design. By bringing our central innovation activities into the heart of the businesses, we are bringing our system and software innovation closer to our customers.

Focus on improved execution

The key driver for our performance improvement is improved execution grounded in three decisive actions:

  patient safety and quality: putting this at the heart of (business) innovation, elevating the function to Executive Committee level, and embedding it in our culture, e.g. by giving all employees dedicated patient safety and quality objectives;
  supply chain reliability: moving from a centralized ‘one size fits all’ supply chain structure to a more agile, dedicated end-to-end set-up per business, and pruning and redesigning products;
  a simplified operating model: end-to-end businesses with single accountability working in a leaner, more agile way, guided by patient- and people-centricity and accountable leadership with empowered teams.

Our ambition

With our global reach, market leadership positions, deep clinical and technological insights, and customer-centric, patient- and people-focused innovation capability, we believe Philips is well placed to create further value in a changing health and care world.

We aim to improve the lives of 2 billion people a year by 2025, including 300 million in underserved communities, rising to 2.5 billion and 400 million respectively by 2030. This is one of the comprehensive set of commitments we have deployed across all the Environmental, Social and Governance (ESG) dimensions that help guide the execution of our strategy and support our contribution to UN Sustainable Development Goals 3 (Ensure healthy lives and promote well-being for all at all ages), 12 (Ensure sustainable consumption and production patterns) and 13 (Take urgent action to combat climate change and its impacts).

We strive to deliver superior, long-term value to patients, customers, consumers and shareholders, while acting responsibly towards our planet and society, in partnership with our stakeholders. We believe that, executed with rigor, discipline and quality, the strategic imperatives outlined above, in combination with a relentless focus on execution, will put us back on track for a future of progressive value creation with sustainable impact.

6.2How we create value with sustainable impact

Based on the International Integrated Reporting Council framework, we use various resources to create value with sustainable impact for our stakeholders.

Resource inputs

Human

  Employees 77,233, 120-plus nationalities, 39% female
  Philips University 1,344,956 courses, 1,880,416 hours, 1,009,459 training completions
  32,742 employees in growth geographies
  Focus on Inclusion & Diversity

Intellectual

  Invested in R&D EUR 2.1 billion (Green Innovation EUR 168 million)
  Employees in R&D 11,690

Financial

  Equity EUR 13.3 billion
  Net debt*) EUR 7.0 billion

Manufacturing

  Employees in production 39,742
  Industrial sites 23, cost of materials used EUR 4.3 billion
  Total assets EUR 31 billion
  Capital expenditures on property, plant and equipment EUR 444 million

Natural

  Energy used in manufacturing 338.1 gigawatt hours
  Water used 677,632 m3
  'Closing the loop' on all our professional medical equipment by 2025

Social

  Philips Foundation
  Stakeholder engagement
  Volunteering policy

Value outcomes

Human

  Employee Engagement Index 77% favorable
  Sales per employee EUR 230,817
  Safety 172 Total Recordable Cases

Intellectual

  New patent filings 920
  Royalties EUR 419.0 million
  171 design awards

Financial

  Comparable sales growth*) (2.8)%
  Adjusted EBITA*) as a % of sales 7.4%
  Free cash flow*) EUR (961) million

Manufacturing

  EUR 12.1 billion revenues from goods sold

Natural

  71.7% Green/EcoDesigned Revenues
  18% revenues from circular propositions
  Net CO2 emissions from own operations down to zero kilotonnes
  62,000 tonnes (estimated) materials used to put products on the market
  Waste 22,802 tonnes, of which 91% repurposed

Social

  Brand value USD 12.8 billion (Interbrand)
  Partnerships with UNICEF, Red Cross, Amref and Ashoka

Societal impact

Human

  Employee benefit expenses EUR 6,952 million, all staff paid at least a Living Wage
  Appointed 71% of our senior positions from internal sources
  30% of Leadership positions held by women

Intellectual

  Around 55% of revenues from new products and solutions introduced in the last three years
  Approximately 70% of sales from leadership positions

Financial

  Market capitalization EUR 12 billion at year-end
  Long-term credit rating A-1, Baa12, BBB+3**)
  Dividend EUR 741 million

Manufacturing

  100% electricity from renewable sources

Natural

  Environmental impact of Philips operations up to EUR 128 million
  All 23/23 industrial sites 'Zero Waste to Landfill' at year-end 2022
  Updated CO2 reductions approved by the Science Based Targets initiative

Social

  1.81 billion Lives Improved, of which 202 million in underserved communities (including 2.2 million via Philips Foundation)
  459,000 employees impacted at suppliers participating in the 'Beyond Auditing' program
  Total tax contribution EUR 3,469 million (taxes paid/withheld)
  Income tax benefit EUR 113 million; the effective income tax rate is 6.5%
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.
**)1 Fitch, 2 Moody's, 3 Standards & Poor's

6.3Materiality analysis

We identify the Environmental, Social and Governance topics which we believe have the greatest impact on our business and the greatest level of concern to stakeholders along our value chain, for instance patient safety and quality. We do this through a multi-stakeholder process. Assessing these topics enables us to prioritize and focus upon the most material topics and effectively address these in our policies, programs and targets. We do this with reference to the GRI standard and identify and assess impacts on an ongoing basis, for example through discussions with our customers, suppliers, investors, employees, peer companies, social partners, regulators, NGOs, and academics. We also conduct a benchmark exercise, carry out trend analysis and run media searches to provide input for our materiality analysis. GRI has not yet published a sector standard for the healthcare industry. Philips’ impact on society at large is covered through our Lives Improved metric and the Environmental Profit & Loss account, as well as a number of other KPIs addressed in Environmental, Social and Governance.

Similar to 2021, we used an evidence-based approach to materiality analysis, powered by a third-party AI-based application. The application allows automated sifting and analysis of millions of data points from publicly available sources, including corporate reports, mandatory regulations and voluntary initiatives, as well as news. In our 2022 materiality analysis, we identified a list of topics that are material to our businesses. With this data-driven approach to materiality analysis we have incorporated a wider range of data and stakeholders than was ever possible before and managed to get an evidence-based perspective on regulatory, strategic and reputational risks and opportunities. Topics were prioritized through a survey sent to a large and diverse set of internal and external stakeholders, combined with input from the application.

Public health risks emerged as a new material topic in 2020, as a result of the COVID-19 pandemic, and it was assessed as a material topic in 2022 as well.

Changes in 2022

On the external importance axis, the most significant increases compared to 2021 were Sustainable value creation, Geopolitical events, Responsible and Resilient Supply Chains, Talent & development, and Energy efficiency. On the internal importance axis, there were significant increases on Pollution, Governance, Access to (quality and affordable) care, Competition & market access, and Talent & development.

Double materiality

After completing the regular materiality analysis, we completed a preliminary 'double materiality' analysis, in preparation for the upcoming requirements of the EU Corporate Sustainability Reporting Directive (CSRD). The double materiality analysis addresses both financial materiality (the impact of society on Philips) as well as impact materiality (the impact of Philips on society): we only included the high and medium material topics listed above. The data sources used for the financial materiality include corporate reports, mandatory regulations with sanctions, voluntary initiatives by e.g. central banks, and Sustainability Accounting Standards Board (SASB) accounting metrics. For impact materiality, we included sustainability data from corporate reports or sustainability reports, coverage in the news and voluntary initiatives and regulation. The results of the double materiality analysis are depicted below.

From the financial materiality analysis, the topics that ranked highest were: (1) from the environmental topics, Circular economy, and Climate change; (2) from the social topics, Fair & inclusive workplace, Employee well-being, health & safety, and Responsible & resilient supply chains; and (3) from the governance topics, Business ethics & General Business Principles, Big data & privacy, and Product responsibility & safety.

From the impact materiality analysis, the topics that ranked the highest were: (1) from the environmental topics, Climate change, and Energy efficiency; (2) from the social topics, Public health risks and Employee well-being, health & safety, and Fair & inclusive workplace; and (3) from the governance topics, Big data & privacy and Innovation & research. These topics are all covered in more detail in the Annual Report 2022 and monitored regularly.

The outcome of the double materiality assessment did not result in any significant changes in the material topics identified.

The results of our materiality assessment have been reviewed and approved by the Philips ESG Committee and will be used to prepare for the upcoming EU legislation.

6.4Our businesses

Our reporting structure in 2022

Koninklijke Philips N.V. (Royal Philips) is the parent company of the Philips Group. In 2022, the reportable segments were Diagnosis & Treatment businesses, Connected Care businesses, and Personal Health businesses, each having been responsible for the management of its business worldwide. Additionally, Royal Philips identifies the segment Other.

Philips Group

Total sales by reportable segment

2022
Diagnosis & Treatment	51%
Connected Care	25%
Personal Health	20%
Other	4%

Our reporting structure in 2023 and beyond

As announced on January 30, 2023, Philips is changing its operating model to end-to-end businesses with single accountability. In 2023, the businesses will be as follows.

6.4.1Diagnosis & Treatment businesses in 2022

Our Diagnosis & Treatment businesses create value through their unique portfolio of innovative solutions – consisting of systems, smart devices, software and services, powered by AI-enabled informatics – that support precision diagnosis and minimally invasive treatment in therapeutic areas such as cardiology, peripheral vascular, neurology, surgery, and oncology. With these solutions, we enable our customers to realize the full potential of the Quadruple Aim – better health outcomes, improved patient and staff experience, and lower cost of care.

Serving diagnostic enterprise imaging markets globally, we see significant opportunity to enable precision diagnosis while at the same time supporting adjacent needs for care orchestration across care pathways and increasing departmental productivity. We do this through smart diagnostic systems, connected workflow solutions, integrated diagnostics and pathway informatics, driving enterprise-wide operational efficiency and helping clinicians to provide an early and definitive diagnosis, enabling them to select tailored care pathways with predictable outcomes for every patient, both inside and outside the hospital.

We also provide integrated solutions combining imaging systems and diagnostic and therapeutic devices, which optimize interventional procedures to deliver more effective treatment, better outcomes and higher productivity. Building upon our leading-edge Image Guided Therapy System – Azurion, we continue to innovate, optimizing clinical and operational lab performance through advances in workflow and integration for routine procedures, and expanding the role of image-guided interventions to treat new groups of patients such as those with complex diseases including stroke, lung cancer and spine disorders. We are also innovating the way we engage with our customers, using new business models across different care settings, including out-of-hospital settings such as office-based labs and ambulatory surgical centers, which offer clear clinical, financial and operational benefits.

In 2022, Philips completed the acquisition of Vesper Medical Inc. a US-based medical technology company that develops minimally-invasive peripheral vascular devices. Vesper Medical will further expand Philips’ portfolio of diagnostic and therapeutic devices with an advanced venous stent portfolio for the treatment of deep venous disease.

In 2022, the Diagnosis & Treatment segment consisted of the following areas of business:

  Diagnostic Imaging: Magnetic Resonance Imaging (MRI), with helium-free-for-life operations, bundled with associated software to streamline workflows, optimize diagnostic quality, and improve patient experience; X-ray systems, together with associated software to streamline workflows and optimize diagnostic quality; advanced and efficient Computed Tomography (CT) systems and software, including detector-based Spectral CT and molecular and hybrid imaging solutions for nuclear medicine
  Ultrasound: echography solutions focused on diagnosis, treatment planning and guidance for cardiology, general imaging, obstetrics/gynecology, and point-of-care applications, as well as proprietary software capabilities to enable advanced diagnostics and interventions, and remote capabilities to enable tele-ultrasound operations and training
  Enterprise Diagnostic Informatics: a suite of integrated multivendor products and services that deliver a comprehensive platform designed to connect clinical data and optimize workflows around every step in the patient’s journey across a range of diagnostic (radiology, point-of-care, laboratory) and clinical (oncology, cardiology, neurology) service lines
  Image Guided Therapy: integrated interventional systems that combine information from imaging systems, interventional devices, navigation tools and patient health records to provide interventional staff with the control and information they need to perform procedures efficiently; interventional diagnostic and therapeutic devices to treat coronary artery and peripheral vascular disease

Diagnosis & Treatment

Total sales by business

2022
Diagnostic Imaging	41%
Ultrasound	18%
Enterprise Diagnostic Informatics	8%
Image Guided Therapy	33%

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

At year-end 2022, Diagnosis & Treatment had around 33,000 employees worldwide.

2022 business highlights

Philips received FDA clearance to market its new 7700 3.0T MR system, which features an enhanced gradient system for Philips’ highest image quality to support a precision diagnosis. Philips also received FDA clearance for its SmartSpeed MR acceleration software, adding AI data collection algorithms to Philips’ existing Compressed SENSE MR engine for higher image resolution with three times faster scan times and virtually no loss in image quality.

By combining the Spectral CT 7500 scanner with the Azurion with FlexArm image-guided therapy system, Philips has developed a fully integrated hybrid angio CT suite solution for single-room, single-session diagnosis and treatment in areas such as oncology, stroke, and trauma care.

In radiotherapy, the AI-enabled Philips MR for Calculating Attenuation (MRCAT) Head and Neck radiotherapy application expands the range of MR-only workflows for cancer patients, advancing comprehensive and personalized cancer care through precision oncology solutions.

Philips expanded its leading ultrasound portfolio with the FDA market clearance for its new Ultrasound 5000 Compact system to deliver cart-based premium image quality in compact form for point-of-care, cardiology, general imaging, and obstetrics and gynecology applications.

Building on Philips’ leading position in interventional cardiology solutions, the company launched the latest version of its EchoNavigator image-guidance tool, which integrates live ultrasound, interventional X-ray imaging and advanced 3D heart models to help interventional teams treat structural heart disease with greater ease and efficiency.

To improve outcomes for patients undergoing endovascular treatment, physicians now have access to advanced new 3D image-guidance capabilities through Philips’ Zenition mobile C-arm system, which offers enhanced clinical accuracy and efficiency.

Philips is successfully expanding into interventional oncology with the installation of its innovative lung cancer diagnosis and treatment solution Lung Suite in hospitals in Belgium, France, Israel, and the UK. Based on Philips Azurion, this solution enhances the accuracy of biopsy procedures and provides a therapy option for immediate treatment of early-stage lung cancer patients.

Inferior Vena Cava (IVC) filters are used to treat patients with venous thromboembolism, in which blood clots form in the deep veins of the leg and groin and can travel through the circulatory system, but research has shown that they may have long-term complications. In the United States, the first patients were successfully treated for Inferior Vena Cava (IVC) filter removal using Philips' CavaClear solution – the only FDA-cleared solution for advanced IVC filter removal.

6.4.2Connected Care businesses in 2022

The Connected Care businesses aim to connect and elevate care for all. Philips connects patients and caregivers across care settings, delivering clinical, operational and therapeutic solutions that help our customers address the Quadruple Aim of better health outcomes, improved patient and staff experience, and lower cost of care. After the years of the COVID pandemic, which has accelerated the digital transformation of healthcare, in 2022 the volatile global economic situation put additional pressure on customer budgets and worsened trends such as staff shortages, as well as increasing the need for solutions that enable more effective, sustainable and convenient care in hospital, clinics and the home.

Philips’ Sleep & Respiratory Care business in particular faced multiple operational, regulatory and supply-chain challenges in 2022, but action has been taken to address these through the decision to establish Sleep & Respiratory Care as an organization with end-to-end accountability, spanning product creation through to customer fulfillment (pending the outcome of consultation with workers councils in a number of countries). There has been a reset to put patient safety front and center in everything we do, and we believe that the implementation of a new simplified organization, which began in 2022, will help to achieve this, as well as to improve productivity and increase agility. For information about the Philips Respironics recall and remediation effort, please refer to Quality & Regulatory and patient safety.

With clinical depth and discovery, Philips Connected Care technologies help to cultivate a more accurate and complete view of the patient that drives better health and care. The combination of advanced technological solutions and a consultative approach allows Philips to be an effective partner to its customers in their digital transformation, both across the enterprise and at the level of the individual clinician, nurse and patient. The role of Connected Care is to collect, connect, analyze and communicate data to provide insights and clinical decision support that help to improve outcomes and drive productivity.

To help enable care delivery across the health continuum and help our customers embrace healthcare’s digital transformation, the Connected Care businesses continue to step up platform investments that span three key domains:

  Acute Patient Management: in-hospital continuous monitoring and workflow solutions fueled by advanced interoperability and patient data insights
  Ambulatory Patient Care Management: ambulatory and home-based monitoring and diagnosis solutions and services supporting the patient journey
  Enterprise Informatics Management: turning data insights into decision support and productivity tools.

Philips’ platforms aggregate and leverage information from clinical devices, patient and historical data to support care providers in patient engagement, diagnostics, (ambulatory) patient monitoring and (clinical) therapy solutions.

In January 2022, Philips completed the acquisition of Cardiologs, a France-based medical technology company focused on transforming cardiac diagnostics using artificial intelligence (AI) and cloud technology. Cardiologs is already further strengthening Philips’ cardiac monitoring and diagnostics offering with innovative software technology, electrocardiogram (ECG) analysis and reporting services.

In 2022, the Connected Care segment consisted of the following areas of business:

  Hospital Patient Monitoring: This business delivers acute patient management solutions to improve clinical and patient outcomes and achieve operational and economic efficiencies. Leveraging a strong presence in the intensive care unit (ICU), Hospital Patient Monitoring solutions enhance customers’ experience and improve patient outcomes with seamless patient data monitoring from admission to discharge, and by turning patient data into clinical insights that are actionable at the right time and specific to targeted care settings.
  Emergency Care: Emergency Care propositions play a critical role in connected acute care management, both inside and outside the hospital, including cardiac resuscitation (e.g. AEDs) and emergency care solutions (devices, services, and digital/data solutions) for professional and consumer applications.
  Sleep & Respiratory Care: Working closely with clinical partners and Durable/Home Medical Equipment providers, Philips Respironics provides sleep and respiratory solutions to customers, clinicians and patients. This extends from ambulatory patient care solutions for obstructive sleep apnea, to solutions encompassing diagnostics, people-centric therapy, cloud-based connected propositions and care management services for patients with COPD (Chronic Obstructive Pulmonary Disease) and respiratory conditions. Hospital Respiratory Care provides invasive and non-invasive ventilators for acute and sub-acute hospital environments; Home Respiratory Care supports chronic care management in the home.
  Connected Care Informatics: Comprised of three core business units, this business focuses on clinical analytics solutions that provide actionable insights to optimize patient data.

  The fully integrated Electronic Medical Record & Care Management business enables centralized management of clinical, organizational and operational processes, and virtual care delivery propositions, including remote patient management and real-time monitoring in acute care. The Tele-ICU program continues to play a pivotal role, enabling clinicians and nursing staff to remotely monitor a scalable number of ICU beds from a central monitoring facility with predictive analytics, enabled by Philips’ HealthSuite Platform.

  The Clinical Data Services business – formerly Capsule Technologies, acquired by Philips in early 2021 – offers medical device and data integration across the enterprise for continuous, vendor-neutral data capture from more than 1,000 device models supported by insightful clinical decision support and analysis.

  Our Ambulatory Monitoring & Diagnostics business – comprised of BioTelemetry, which Philips acquired in 2021 – provides industry-leading patient care management in ambulatory and home care settings in North America and beyond through a suite of cardiac diagnostic and monitoring solutions to identify heart rhythm disorders supported by AI algorithms that orchestrate workflows and services across care settings. The acquisition of Cardiologs complements this capability with a vendor-neutral heart disorder screener and ECG analysis applications, based on machine learning algorithms.

Connected Care

Total sales by business

2022
Hospital Patient Monitoring	47%
Emergency Care	5%
Sleep & Respiratory Care	28%
Connected Care Informatics	20%

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

Sales channels include a mix of a direct salesforce, partly paired with an online sales portal and distributors (varying by product, market and price segment). Sales are mostly driven by a direct salesforce with an intimate knowledge of the procedures that use our integrated solutions’ smart devices, systems, software and services. Philips works with customers and partners to co-create solutions, drive commercial innovation and adapt to new models such as monitoring-as-a-service and software-as-a-service.

Sales at Philips’ Connected Care businesses are generally higher in the second half of the year, largely due to customer spending patterns. However, the Philips Respironics voluntary recall notification in the Sleep & Respiratory Care business in June 2021 had a negative impact on sales throughout 2022.

At year-end 2022, Connected Care had around 17,000 employees worldwide.

2022 business highlights

Philips' offerings improving clinical workflow and alarm management in critical care environments, as well as its contributions to a quieter healing environment in intensive care units, resonated well with customers.

Philips expanded its Advanced Life Support activities across international markets and Greater China.

In Greater China, Philips partnered to drive localization of its EMR Tasy offering in order to be locally relevant for the China market.

Philips continues to successfully expand into ambulatory care. Newly published research validated that Philips Mobile Cardiac Outpatient Telemetry (MCOT) is crucial in detecting arrhythmias and providing data that allows care teams to intervene quickly and decisively to provide the optimal patient treatment.

Underlining the clinical and economic value of remote cardiac patient monitoring, Philips announced new research demonstrating increased atrial fibrillation detection and significant cost savings using Philips’ mobile cardiac outpatient telemetry monitoring.

Philips expanded its remote cardiac monitoring portfolio with a patch-based, clinical-grade ECG to improve patient recruitment, compliance and retention for clinical trials.

6.4.3Personal Health businesses in 2022

Our Personal Health businesses play an important role serving people's needs in the areas of healthy living, prevention and home care – delivering compelling value propositions to enable people to live a healthy life and proactively manage their own health.

We aim to drive profitable growth through a focus on innovation across three key areas:

  Reaching more people through consumer-driven product and solutions innovation
  Accelerating online growth and engaging more people through an end-to-end digital approach
  Expanding our ecosystem through partnerships with leading retailers and scaling new business models

The Personal Health segment consists of the following areas of business:

  Oral Healthcare: power toothbrushes for a range of price segments, from entry-level battery-operated toothbrushes for a young audience to premium, intuitive power toothbrushes connected to the Sonicare app with in-app coaching; brush heads, which are also available as a subscription service; products for interdental cleaning and for teeth whitening
  Mother & Child Care: products to support parents and babies in the first 1,000 days, including infant feeding (breast pumps, baby bottles and sterilizers), connected baby monitors and digital parental solutions (Pregnancy+ and Baby+ apps)
  Personal Care: grooming and beauty products ranging from entry-level to premium. The grooming portfolio includes shavers, OneBlade, groomers, trimmers and hair clippers, as well as premium solutions with SkinIQ technology, in-app coaching for a personalized shave, and blade subscriptions. The beauty portfolio includes devices to support skin care, hair care and hair removal, including Lumea premium IPL hair removal devices and solutions with the latest SenseIQ technology that sense and adapt for personalized care; also available through subscription models.

Personal Health

Total sales by business

2022
Oral Healthcare	37%
Mother & Child Care	11%
Personal Care	52%

Through our Personal Health businesses, we offer a broad range of solutions in various consumer price segments to support people in proactively managing their health and well-being. Depending on the market, we offer an additional portfolio of locally relevant innovations and adjust our range to increase accessibility. A notable aspect of our commercial strategy is driving increased direct-to-consumer relationships and sales through our consumer communities and online store. About half of our Personal Health sales worldwide now take place online.

We are leveraging connectivity to offer new business models, partnering with other players in the health ecosystem, e.g. insurance companies and healthcare professionals, with the goal of extending opportunities for people to live healthily and prevent or manage disease. We are engaging consumers in their health journey in new and impactful ways through social media and digital innovation.

For example, we strongly believe in the connection between good oral care and good overall health – a belief underpinned by the World Health Organization (WHO), which in 2021 adopted a stronger resolution on oral healthcare as part of the drive towards universal health coverage. Good oral care is important for everyone. And since everyone is different, oral healthcare should also be personalized to each user to garner the best health outcome. Philips Sonicare, which celebrated its 30th anniversary in 2022, offers a wide range of solutions for complete oral care: from intelligent and intuitive power toothbrushes to interdental cleaning solutions and apps that help users to manage their complete oral care on a daily basis and give the option to share brushing data with their dental practitioners, putting personalized guidance at their fingertips.

We also offer mobile solutions to support parents and parents-to-be for a more informed, more connected and healthier journey to parenthood. The Pregnancy+ app and Baby+ app offer parents supportive content at every stage of their first 1,000-day journey. Pregnancy+ also offers state-of-the-art, photo-realistic and interactive 3D fetal models to make the experience even more exciting, with new, personalized content for each day of the pregnancy. As of year-end 2022, the Pregnancy+ app and Baby+ app combined have more than 68 million downloads, more than 1.5 million daily active users, and are available in 22 languages.

The company’s wide portfolio of connected consumer health platforms leverages Philips HealthSuite Platform, a cloud-enabled connected health ecosystem of devices, apps and digital tools that support personalized health and continuous care.

The revenue model is mainly based on product sale at the point in time the products are delivered to retailers and online platforms. We continue to increase revenue model diversity by expanding our new business models, including direct-to-consumer, subscriptions, try-and-buy offerings and services.

The Personal Health businesses experience seasonality, with higher sales around key national and international events and holidays.

At year-end 2022, Personal Health employed around 9,000 people worldwide.

2022 business highlights

Building on the successful strengthening of the company’s innovative power toothbrushes portfolio, ranging from entry-level to premium propositions, as well as targeted advertising and promotion campaigns, Philips Oral Healthcare recorded continued market share gains in North America.

Philips' locally developed China power interdental cleaning innovation launched in Q1 contributed to our leadership position in overall market share (source: GfK).

Building on its successful OneBlade platform, Philips introduced in Europe the new OneBlade 360, which leverages a new blade that adjusts to the curves of the face to enhance shaving comfort. The global roll-out is expected to start in 2023.

Philips completed the global introduction of its new Philips Shaver S9000 with SkinIQ with its launch in Japan, resulting in accelerated sales growth for this category and a 4.9 (out of 5) consumer rating and review score within the first month.

Philips continues the integration of SkinIQ technology by expanding into the S5000-S7000 ranges, increasing access to Philips proprietary technology that senses pressure and movement to adapt and guides the users for a more efficient shave.

In China, Philips launched its first premium portable shaver, which garnered 4.7-star ratings/reviews (source: Taobao) within the first month.

6.4.4Other

In our external reporting on Other we report on the items Innovation & Strategy, IP Royalties, Central costs, and other small items. At year-end 2022, around 18,000 people worldwide were working in these areas.

About Other

Innovation & Strategy

Innovation & Strategy supports all businesses and markets within Philips in developing an innovation roadmap and strategies to deliver on our customers’ needs and achieve our growth and profitability ambitions.

We innovate to help our customers and consumers overcome clinical challenges, and to improve healthcare. We help our businesses to enable and accelerate innovation by providing deeply specialized expertise. This starts with strategy and entails cooperation between research, development, design, medical affairs, professional services, marketing and businesses in a multi-disciplinary fashion, from early exploration to first-of-a-kind offerings.

We do so in the following ways:

  We actively participate in open innovation through relationships with academic, clinical, industrial partners and start-ups, as well as via public-private partnerships. We do so to increase innovation speed and improve agility, to capture and generate new ideas, and in some cases to leverage third-party capabilities.

  We drive continuous improvement in the Philips product and solution portfolios. Innovation & Strategy improves the efficiency and effectiveness of innovation through Centers of Excellence, such as Platform Modularity & Re-use, Data Science, Artificial Intelligence (AI) and Internet of Things.

  We strive for breakthrough innovations that can help drive fundamental shift in the healthcare industry, thereby supporting businesses to focus on selected must-win battles.

  We drive adoption of digital architecture and platforms, moving to cloud-based Software-as-a-Service for informatics offerings, and excellence in Data Science and AI, as well as software engineering. Industry best practices include creating and maintaining application-level software, modular and configurable system design and model-based system engineering.

  We drive our HealthSuite Architecture to help unlock the power of data and enable healthcare professionals, patients and consumers. Its modular set of re-usable digital capabilities liberate, integrate and enable actionable insights on data from disparate systems within a secure environment.

  We help secure patient safety and quality by participating in stage gate reviews from the start of the idea-to-market (I2M) process. This is intended to ensure that patient safety and quality aspects of Philips products and solutions match the expectations and criteria of the end-users in the field. We engage with professional medical societies during regular and ad hoc advisory boards to help us understand the criteria on patient safety and quality related to medical devices. Together with the Regulatory function, we contribute to clinical evaluation during pre-market risk assessments, post-market surveillance, and support any health hazards evaluations with expert advice.

  We leverage the knowledge and expertise of our community of medical professionals. Activities include strategic guidance built on clinical and scientific knowledge, building and nurturing customer partnerships and growth opportunities, fostering peer-to-peer relationships in relevant medical communities, driving co-innovation with customers, liaising with medical regulatory bodies, and supporting clinical and economic evidence development.

  We deploy our engineering capabilities to realize innovations that deliver on our customers’ needs, advancing the Quadruple Aim of better health outcomes, improved patient and staff experience, and lower cost of care.

  We drive innovation effectiveness and enable locally relevant solution creation at four established innovation hubs: Eindhoven (Netherlands), Cambridge (USA), Bangalore (India) and Shanghai (China). These four hubs form a global network, together with the other smaller innovation and research sites in their respective regions, to provide access to each other’s capabilities to serve businesses, markets, and customers globally.

  We ensure that the user experiences of our innovations are inspiring, meaningful, people-focused, and locally relevant. A key enabler for this is an engaging and differentiating design language system (DLS) that is embedded in software, hardware, and services across our businesses. In 2022, Philips received a total of 171 awards for design excellence.

During 2022, Innovation & Strategy started to refocus R&D to deliver a greater return on investments by being selective in our choice of innovations in which to invest. We stopped projects and reduced the workforce by 5%. As part of the strategy to create value with sustainable impact, resources will shift to the businesses to innovate closer to, and with, customers.

IP Royalties

Philips Intellectual Property & Standards (IP&S) proactively pursues the creation of new Intellectual Property (IP) in close co-operation with Philips’ operating businesses and Innovation & Strategy. IP&S is a leading industrial IP organization providing world-class IP solutions to Philips’ businesses to support their growth, competitiveness and profitability.

Royal Philips’ IP portfolio currently consists of 56,000 patent rights, 33,000 trademarks, 114,000 design rights and 3,200 domain names. Philips filed 920 new patents in 2022, with a strong focus on the growth areas in health technology services and solutions.

Philips earns substantial annual income from license fees and royalties.

Philips believes its business as a whole is not materially dependent on any particular third-party patent or license, or any particular group of third-party patents and licenses.

Central costs

We recharge the directly attributable part of the functional costs to the businesses. The remaining part is accounted for as 'central costs', and includes costs related to the Executive Committee and Group functions such as Strategy, Legal and Audit fees.

Real estate

Philips is present in 75 countries globally and has its corporate headquarters in Amsterdam, Netherlands. Our real estate sites are spread around the globe, with key manufacturing and R&D sites in Europe, the Americas and Asia.

In 2022, we relocated key offices in Budapest (Hungary), Carlsbad (USA) and Haifa (Israel), and manufacturing operations in Zhuhai (China). We invested in, amongst others, our R&D and manufacturing sites in Bangalore (India), Pune (India), Plymouth (USA), Pittsburg (USA), Shenzhen (China) and Suzhou (China) to create an engaging work environment that fosters the attraction and retention of the best talent. We have continued to drive productivity by optimizing our footprint globally and reducing the number of sites through post-acquisition integration programs, as well as by implementing our Future of Work concepts to support hybrid working. We also announced that Philips' headquarters will be moving to a new location in Amsterdam in 2025.

In line with our Environmental ESG commitments towards 2025, we continue to actively optimize our real estate portfolio. Having met our goal of bringing our site-related CO₂ emissions under 35 kilotons per year in 2020, we further reduced our CO₂ emissions to 25 kilotons in 2022. In addition, we reached 77% renewable energy in 2022, already exceeding our target of 75% by 2025. Anticipating the higher cost of energy for 2023, we redoubled our efforts on energy-saving measures. Combined with portfolio optimization, this resulted in a 5.3% reduction in 2022 total energy consumption compared to 2020 and 2021.

Over 75% of our locations are leased properties, and we manage vacancy closely to ensure the right level of space efficiency and flexibility to support our business dynamic. Our current facilities are adequate to meet the requirements of our present and foreseeable future operations. As expected, occupancy rates in our offices continued to be low in the first half of 2022 in the aftermath of COVID-19. In the second half of 2022 we saw occupancy stabilizing and we are currently evaluating options to right-size our office footprint, to further adopt task-based working principles, and to cater for meaningful presence in inspiring layout and workplace solutions. The net book value of our land and buildings as of December 31, 2022, represented EUR 1,336 million; construction in progress represented EUR 23 million.

6.5Our geographies

6.5.1Our Markets

We address North America, Western Europe and other mature geographies, as well as Greater China and other growth geographies, via three market groups – North America, Greater China and International Markets – which are active in more than 100 countries worldwide.

The Markets’ core objective is to understand local market/customer needs, to create and activate the local marketing plans, to develop and manage the relationship with existing and new customers, and to deliver orders. They act as the voice of the customer in the creation of the suite of solutions strategy, bring relevant products and solutions to market, and ensure local (solution) delivery and service execution, as well as managing the (integral) go-to-market approaches to our key customers and indirect channels – all with the aim of maximizing long-term customer value and gaining market share.

6.5.2Macro-economic landscape in 2022

In 2022, global economic activity slowed down compared to 2021, when the global economy rebounded strongly from a COVID-induced recession. Several factors were at play. Firstly, the re-opening of the economy for most of the world in 2021 has disrupted global supply chains. Secondly, previous loose monetary policy, combined with supply chain issues, resulted in strong inflationary pressures commencing towards the end of 2021. Thirdly, to combat high inflation, central banks around the globe have embarked on aggressive monetary policy tightening cycles. Consequently, global real GDP is estimated to have grown by 3.0% in 2022, compared with the 6.0% estimated in 2021 for 2022. Looking ahead, Oxford Economics expects mild recessions for advanced economies in 2023, with full-year global real GDP growth expected at just 1.3%.

6.5.32022 highlights from our Market Groups

North America

In North America, Philips continues to expand its leadership in long-term strategic partnership, helping health systems like TriHealth, Prisma Health and the University Health System of San Antonio to address interoperability challenges and standardize care across their networks. This includes entering into a 7-year agreement with Northwell Health, the largest healthcare provider in the state of New York, to help standardize patient monitoring, drive interoperability, and lay the foundation for a future-proof, enterprise-wide platform. Moreover, Philips has signed multi-year agreements to continue to expand virtual monitoring and care with the US Department of Defense.

Philips continues to innovate in its personal health business and has started selling Philips Avent breast pumps via Durable Medical Equipment (DME) providers to give parents the ability to receive breastfeeding equipment and supplies that may be covered by their health insurance. Celebrating 30 years in business in 2022, Philips Sonicare leads the electric rechargeable toothbrush market in the US and Canada and is the most-recommended rechargeable toothbrush brand in the US. Philips Norelco remains the leading electric male grooming brand in the US and Canada, reaching the next generation of young men with our new OneBlade multi-purpose shaver.

Philips continues to be recognized for its Inclusion and Diversity efforts in North America, including being recognized by Forbes as one of their Best Employers for Diversity and Best Employers for Women.

Greater China

In 2022 we continued to provide innovative health technology solutions in support of China’s national health strategy, supplying national top hospitals, primary hospitals and private hospitals with tailor-made solutions for their clinical and research needs.

We partnered with national top hospitals Shanghai Ruijin Hospital and Sichuan Huaxi Hospital on clinical research that leverages our cutting-edge health technologies, and helped the 1st Affiliated Hospital of Guangzhou Medical University establish the largest sleep center in South China by providing consulting services, key equipment and systems. We also provided Zhongshan-Jinshan Diabetic Foot Center with an integrated solution comprised of laser ablation and ultrasound screening technology, and supplied Hainan Dongfang People’s hospital with high-end patient monitors and defibrillators for use in acute and critical care. And we provided Suzhou Kowloon Hospital with a radiology solution that included Ingenia Elition, Ingenia Ambition, Spectral CT and Azurion 7, and delivered a cardiology and smart hospital solution to Jiangxi Cihuai Cardiovascular and Cerebrovascular Hospital.

In the consumer space, in line with the consistent ‘Professional, Young and Premium’ positioning, we continue to accelerate local innovation to address the specific needs of local consumers. In 2022, locally initiated products generated 20% of revenue. In addition, Philips was recognized as a ‘gold brand’ (most favored brand of consumers) in the Personal Health category for the third consecutive year by China Business Weekly.

With the aim of better serving the Chinese market, we established three Philips Innovation Centers in China to focus on ‘local-for-local' innovation in systems, products and software, and continue to drive ‘made in China’ fulfillment for professional medical equipment.

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

In International Markets, Personal Health showed top-line resilience in 2022. Growth was strongest in the Middle East, Turkey & Africa, India and Japan, and overall our growth markets delivered double-digit growth. A major driver of growth in Middle East, Turkey & Africa came from activating GenZ consumers via social media and influencer marketing campaigns on TikTok and other platforms, focusing on relevant GenZ propositions such as OneBlade and Hair Care. In Japan, we successfully launched our latest Shaver series 9000 with SkinIQ technology via a cut-through advertising campaign in Hokkaido and Kanto prefectures. This campaign targeted younger audiences and succeeded in increasing market shares and distribution points.

Philips entered into many new customer partnerships, including the following:

Philips entered into partnerships with healthcare providers in the UK and Germany to deliver its vendor-neutral Radiology Operations Command Center, which enables remote collaboration between technologists, radiologists and imaging operations teams across multiple sites, to help increase productivity and expand access to MR- and CT-based diagnosis. In Germany, Philips signed a 10-year partnership agreement with the municipal hospital Städtisches Klinikum Braunschweig, one of the country’s largest care providers, to provide monitoring solutions and alarm management. In an interview with a German healthcare magazine, Dr. Andreas Goepfert, CEO Braunschweig Clinic, commented: “Quality of care is an important aspect that is safeguarded by such a partnership. Nowadays, it is difficult to imagine successful economic operation in the healthcare sector in the medium and long term without technology partners.” In the Netherlands, Philips signed a long-term agreement with the Rijnstate hospital to deliver a wide range of advanced ultrasound devices for 17 different departments at multiple locations of the hospital. The agreement involves ultrasound devices and services for cardiological, vascular or radiological examinations, OB/GYN, as well as mobile devices for the emergency department.

In Spain, we provided computed tomography, magnetic resonance and image-guided therapy solutions for several Spanish public hospitals as part of INVEAT, an impact initiative driving investment in high-technology equipment in the Spanish national health system. In Finland, Philips signed a 10-year agreement with Oulu University Hospital to deliver the latest Azurion image-guided therapy solutions, as well as maintenance, consultancy and financing services. In the SDA Imaging Center in Chelm, Poland, Philips installed an MR 5300 scanner with Ambient Experience technology, which combines images, sound and light to create an atmosphere that puts patients at ease and reduces the need to redo scans. In Romania, Philips is the trusted partner and supplier of medical equipment and solutions to Transylvania Hospital, a private medical initiative launched in September 2022. The medical technology we provided includes an Azurion 7 biplane angiograph, an Ingenia 3T MR system, and an Affiniti 50 Doppler ultrasound. In Turkey, as part of a project supported by the European Bank for Reconstruction and Development (EBRD), we installed 3,400 hospital patient monitors and 437 ultrasound systems across 250 different hospitals within a 4-month window. The Philips team also trained over 3,000 clinicians and monitored usage.

In Central Asia, we supplied equipment for Kazakhstan’s National Research Oncology Center and two multi-modality projects, while in Uzbekistan we won a project to equip Tashkent International Medical Clinic (TIMC) with advanced clinical technology solutions. In a 10-year partnership deal with the Cloud Nine hospital group in India, we connected 257 beds across 26 tele-ICU locations. In addition, some 2,000 Zenition C-arms and 500 Affiniti ultrasound systems were shipped from our manufacturing plant in Chakan.

In Japan, Philips signed a 10-year agreement with a large university hospital for the expansion of its eICU program for centralized, remote surveillance of high-risk ICU patients. Philips and Thanh Vu Medic Hospital Vietnam signed a 10-year strategic partnership agreement for which Philips is providing state-of-the-art imaging technology, informatics connectivity, 10-year comprehensive service and 5-year structured financing. In Fiji, Philips and Aspen Medical signed a 12-year strategic partnership agreement to supply and integrate diagnostic imaging equipment and services for use in two public hospitals.

In Brazil, Philips´ joint venture to provide and operate imaging diagnostics in the state of Bahia via a Public-Private Partnership model continues to expand access to quality diagnostics and care for underserved populations, e.g. through the provision of a new reporting center and 12 imaging units placed in 12 hospitals. Also in Brazil, a two-year Electronic Medical Record implementation at Fundação Hospitalar do Estado de Minas Gerais (FEHMIG) will integrate 23 public hospitals in the state of Minas Gerais. In Argentina, Philips successfully participated in a tender for a turnkey solution providing high-end imaging equipment for 17 public hospitals. In Mexico, Philips secured a deal with Grupo Angeles to provide an extensive range of Diagnostic Imaging and Image Guided Therapy solutions.

6.6Supply chain and procurement

6.6.1Integrated Supply Chain

Philips runs an Integrated Supply Chain (ISC), which encompasses supplier selection and management through procurement, manufacturing across all the industrial sites, logistics and warehousing operations, customer installation, as well as demand/supply orchestration.

When selecting and evaluating partners, we consider not only business metrics such as quality, on-time delivery performance and cost, but also environmental, social and governance factors. We use supplier classification models to identify critical suppliers, including those supplying materials, components and services that could influence the safety and performance of our products and solutions.

The Philips Supplier Quality Manual outlines Philips’ quality, regulatory, product, process and customer requirements. The standards outlined in this manual underpin agreements between suppliers and Philips, and guide compliance with Philips’ quality standards.

Addressing immediate challenges

2022 continued to test the resilience of supply chains globally. The Russia-Ukraine war continues to put severe pressure on the commodity landscape and supply chains, and has contributed to the sharp rise in energy and food prices and extreme inflation rates. This came on top of a pre-war environment of low inventories and long lead times, with the accompanying build-up of backlog orders. In addition, the Chinese government’s zero-COVID policy in 2022 again led to outages and supply chain issues. Furthermore, Philips has been hampered by an aging product portfolio with older technology (component designs) and a fragmented supplier landscape. As a result, our lead times to customers suffered, for which we are sorry and have defined corrective actions.

Under these market circumstances, the ISC function’s priority was to endeavor to safeguard continuity of supply, with dedicated Procurement teams by modalities and types of commodities, so that Philips could continue to provide critical healthcare equipment and solutions to our customers all over the world. For example, we have placed non-cancellable semiconductor orders for a 12-month horizon to ensure our place in the queue. At the same time, we have intensified spot buys and alternate parts qualifications in partnership with Research & Development. In parallel, we continue our advocacy towards the industry and governments on prioritizing supply for life-saving equipment.

In 2022, extremely high energy costs, especially in Europe, and increasing labor costs driven by inflation led to a significant rise in production/operational cost in our supply base. In the second half of the year, these same drivers led to a slowdown of demand, and spot prices for commodities and energy started to come off from their historical peaks in the second quarter. However, costs for production and materials remained at historical elevated levels. Specifically for electronic components, although the supply crunch has receded from its peaks, distributor data suggest that shortages will continue into 2023.

For information about the Philips Respironics recall and remediation effort, please refer to Quality & Regulatory and patient safety.

Driving end-to-end supply chain reliability and agility

Whereas Philips’ supply chain organization historically delivered efficiencies through a functional orientation, the above-mentioned factors required much greater agility for our businesses, each having their own specific requirements. We are moving to a business and customer-centric orientation to address end-to-end visibility and improve reliability and outcomes by implementing solutions that are tailored to specific business needs.

Much like the rest of the industry, we remain exposed to inflation and the continued geopolitical tensions around the world. All of these challenges have reinforced our strategy for a more ‘regional vs global’ approach to our end-to-end network design.

Philips has continued to progress the consolidation of its manufacturing footprint into versatile ‘multi-modality’ manufacturing sites that produce multiple product categories and are located within or near the regions they serve. We do this for enhanced scale, efficiency and customer proximity, and to reduce our environmental footprint. While our site count has continued to decrease, the number of locations equipped to make the same product is increasing. Philips is using its multi-modality sites, in combination with contract manufacturing partners, to regionally ‘multi-source’ many of its products. This will increase the resilience of our supply chain to manage future, unplanned disruptions and ensure access to public healthcare investment where ‘local’ requirements exist in our largest markets.

We continue to make progress in transforming our warehousing and distribution operations into a more customer-centric and agile network. In 2022, we reduced our warehousing footprint by 31% compared to 2021, essentially through consolidation and servicing of multiple businesses from a single location.

On the logistics front, we have established long-term contracts with suppliers, with the aim of increasing reliability as well as secured costs and availability on contracted lanes. We continue to explore and implement solutions to diversify transportation options to increase reliability while reducing carbon emission and cost.

Philips Group

Supplier spend analysis per region

in %

2022
Western Europe	30%
North America	36%
Other mature geographies	6%
Total mature geographies	71%
Growth geographies	29%
Philips Group	100%

6.6.2Supplier sustainability

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

Since 2003, our sustainability strategy has included dedicated supplier sustainability programs. We have a direct (tier 1) business relationship with approximately 5,300 product and component suppliers and 17,100 service providers. In many cases, social issues deeper in our supply chain require us to intervene beyond tier 1 of the chain.

We want to make a difference through sustainable supply management and responsible sourcing. This is more than just managing compliance – it is about collaborating with our supply partners to make a positive and lasting impact. Therefore, the sustainability performance of our suppliers is fully embedded in our procurement strategy and way of working.

In 2022, we focused on further maximizing our positive impact deeper in the supply chain, strengthening our maturity-based approach to drive continuous improvement. Through the Supplier Sustainability Performance program, we improved the lives of approximately 459,000 workers in our supply chain (2021: 430,000). We also launched new ways to engage our suppliers, performing deep-dives at second-tier suppliers and actively supporting our strategic partners to become more effective in their own supply chain engagement approaches.

In addition, our improvement program has been adopted by the Responsible Business Alliance under the name Responsible Factory Initiative. This program enables other companies to work on continuously improving their suppliers’ sustainability performance through the same methodology as Philips.

Managing our large and diverse supply chain in a socially and environmentally responsible way requires a structured and innovative approach, while being transparent and engaging with a wide variety of stakeholders. In 2022, our programs focused specifically on improving suppliers’ sustainability performance, responsible sourcing of minerals, and reducing the environmental footprint of our supply base by driving the adoption of Science Based Targets.

7Financial performance

7.1Performance review

The year 2022

  Sales amounted to EUR 17.8 billion, an increase of 4% on a nominal basis. On a comparable basis*), sales declined 3%, due to operational and supply challenges, the COVID situation in China, the consequences of the Respironics field action, and the Russia-Ukraine war. Comparable sales*) showed a 1% decline in the Diagnosis & Treatment businesses, an 11% decline in the Connected Care businesses, and flat growth in the Personal Health businesses.
  Net income amounted to a loss of EUR 1,605 million, a decrease of EUR 4.9 billion compared to 2021, mainly due to a charge of EUR 1.5 billion related to goodwill and R&D impairments in 2022 and the EUR 2.5 billion gain on the sale of Domestic Appliances in 2021.
  In 2021, our subsidiary, Philips Respironics, initiated a voluntary recall notification in the United States and field safety notice outside the United States for certain sleep and respiratory care products. In 2022, as we took steps to accelerate the remediation program, we recorded an additional provision of EUR 250 million. By year-end 2022, around 90% of the production required for the delivery of replacement devices to patients had been completed.
  Due to revisions to the financial forecast of Philips Respironics, Philips recorded a EUR 1.3 billion non-cash charge in the third quarter for the impairment of goodwill of this business.
  Adjusted EBITA*) amounted to EUR 1,318 million, or 7.4% of sales, compared to 12.0% of sales in 2021. The Diagnosis & Treatment, Connected Care and Personal Health businesses showed a decline in Adjusted EBITA*) margin, mainly due to the sales decline and cost inflation, partly offset by pricing and productivity measures.
  Philips has initiated several productivity actions, including simplifying the organization to streamline ways of working, increase agility and reduce operating expenses. Additionally, Philips is implementing several actions to enhance performance and productivity in the supply chain, R&D and quality.
  Operating cash flow amounted to an outflow of EUR 173 million; free cash flow*) amounted to an outflow of EUR 961 million.
  To further strengthen its liquidity position and optimize its debt maturity profile, Philips secured a EUR 1 billion credit facility and conducted a liability management exercise, which reduced the debt repayment profile for the period 2023 to 2025 from EUR 3.2 to 2.0 billion and increased the average maturity on bonds by 1.3 years to 7.9 years.
The year 2021
  2021 saw strong growth in orders and sales in the Diagnosis & Treatment and Personal Health segments, with a decline in Connected Care following the extraordinary growth in 2020 and the impact of the Philips Respironics voluntary recall notification. Increases in component and transportation costs, along with shortages of key components due to capacity constraints and delays in transport routes, impacted Philips' sales and profitability.
  Sales amounted to EUR 17.2 billion, a decline of 1% on a nominal and comparable basis. Comparable sales growth*) in the Diagnosis & Treatment businesses was 8% and in the Personal Health businesses 9% on a comparable basis. However, this was more than offset by a 23% decline in the Connected Care businesses. This was largely due to the Respironics recall but also the high comparable base in 2020. Nevertheless, we ended the year with our highest-ever order book, 18% above 2020.
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
  Adjusted EBITA*) amounted to EUR 2.1 billion, or 12.0% of sales. Productivity programs delivered annual savings of approximately EUR 279 million. This included approximately EUR 140 million procurement savings, led by the Design for Excellence (DfX) program, and approximately EUR 139 million savings from other productivity programs. While the Diagnosis & Treatment and Personal Health businesses delivered improved profit expansion, the Connected Care businesses showed a decline in Adjusted EBITA*) margin, primarily due to the decline in sales and the impact of the Philips Respironics voluntary recall notification in the Sleep & Respiratory Care business.
  Operating cash flow amounted to EUR 1.6 billion, and Free cash flow*) amounted to EUR 0.9 billion.

Philips Group

Key data

in millions of EUR unless otherwise stated

	2020	2021	2022
Sales	17,313	17,156	17,827
Nominal sales growth	1.0%	(0.9)%	3.9%
Comparable sales growth1)	2.9%	(1.2)%	(2.8)%
Impairment of goodwill	(144)	(15)	(1,357)
Income from operations	1,264	553	(1,529)
as a % of sales	7.3%	3.2%	(8.6)%
Financial expenses, net	(44)	(39)	(200)
Investments in associates, net of income taxes	(9)	(4)	(2)
Income tax expense	(212)	103	113
Income from continuing operations	999	612	(1,618)
Discontinued operations, net of income taxes	196	2,711	13
Net income	1,195	3,323	(1,605)
Adjusted EBITA1)	2,277	2,054	1,318
as a % of sales	13.2%	12.0%	7.4%
Income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted	1.08	0.67	(1.84)
Adjusted income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted1)	1.74	1.65	0.96
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

7.1.1Factors impacting performance

In 2022, global economic activity slowed down compared to 2021, when the global economy rebounded strongly from a COVID-induced recession. Global real GDP is estimated to have grown by 3.0% in 2022, compared with the 6.0% estimated in 2021 for 2022.

The company’s business and results in 2022 were impacted by global and industry-wide challenges, including global supply chain constraints, COVID lockdown measures in China, inflationary pressures and the Russia-Ukraine war. Where relevant, the impact of these factors and the resulting uncertainties on the company’s results, balance sheet and cash flows have been considered and are reflected in amounts reported. Comparable sales*) declined by 3%, mainly due to operational and supply chain challenges, the COVID situation in China and the Russia-Ukraine war. We aim to offset the operational and supply challenges with specific programs to increase supply chain resilience, improve patient safety and quality, and simplify the organization to increase agility and structurally lower the cost base.

Global supply chain constraints

Limited availability and delays in the supply of certain components and products internationally – partly a consequence of COVID and the Russia-Ukraine war – impacted the company’s results in 2022. In addition, the supply chain constraints resulted in an increase in overall working capital balances, in particular inventories. Inventories increased compared to 2021, as work-in-process inventories could not be converted into finished goods available for sale due to the scarcity of certain components. Improved component supplies contributed to a comparable sales*) increase in the fourth quarter of 2022.

In response, we continue to drive significant actions to increase supply chain resilience and mitigate the impact of disruptions. We are: engaging with senior government officials, strategic suppliers and foundries to prioritize healthcare supplies; directly working on component issues across all tiers of suppliers; diversifying sourcing of high-risk components, with almost 400 alternate components certified to date. Lastly, we are also redesigning our printed circuit boards to qualify alternate sources of supply.

COVID situation in China

COVID continued to affect the company’s results, balance sheet and cash flows presented in these consolidated financial statements, in particular due to the lockdowns in China. Production in several of our factories, as well as those of our suppliers in China, was suspended periodically, which exacerbated the global supply chain and cost challenges. The China lockdowns impacted the results of operations due to lower sales and factory under-utilization.

COVID did not result in any material adjustments to the carrying amounts of assets and liabilities during 2022. In addition, there were no material changes to treasury and other financial risks directly related to the pandemic.

Cost inflation

Global inflation and cost headwinds, including higher energy prices, resulted in an increase in cost levels and negatively impacted gross margin in 2022.

In response, we have been raising pricing by low- to mid-single-digits since the beginning of 2022. In the Personal Health businesses, the higher sales prices contributed to a gross increase in sales of around 3% compared to 2021. In the Diagnosis & Treatment and Connected Care businesses, due to the longer equipment order book cycles, the price increases take longer to be fully realized in the profit and loss account.

Russia-Ukraine war

Since February 2022, Philips has substantially reduced its activities in Russia. This includes stopping shipments of our consumer health products to the country (except for certain child care products), the suspension of marketing activities, and winding down of R&D activities. We are focusing our remaining activities in Russia on the delivery of medical systems, devices, and spare parts to healthcare providers to the extent possible under export controls and sanctions. Philips' operations in Russia and Ukraine on a combined basis represented less than 2% of group sales in both 2021 and 2022. The asset value of the activities in Russia and Ukraine, mainly working capital, was less than 1% of the consolidated total assets as of December 31, 2021 and 2022. There have been no significant asset write-downs to date, but we continue to closely monitor developments in this regard. The Russia-Ukraine war continues to put severe pressure on the global commodity landscape and supply chains, and has contributed to the sharp rise in energy and food prices and high cost inflation, as further discussed above.

Climate-related matters

In preparing the consolidated financial statements, management has considered the impact of climate change, specifically the financial impact of Philips meeting its internal and external climate-related aims, the potential impact of climate-related risks, and the costs incurred to pro-actively manage such risks. These considerations did not have a material impact on the financial reporting judgments, estimates or assumptions. The financial impacts considered include specific climate mitigation measures, such as the use of lower carbon energy sources, the cost of developing more sustainable product offerings, and expenses incurred to mitigate against the impact of extreme weather conditions.  To meet its long-term Science Based Targets and reduce its full value chain emissions in line with a 1.5 °C global warming scenario, Philips has entered into a number of power purchase agreements. Some of these contracts have a fixed price structure, which in 2022 helped to mitigate the impact of increased electricity prices.

Actions in response

In 2022, Philips took several actions to enhance performance and productivity in the supply chain (e.g. dual sourcing, supplier consolidation, warehouse footprint rationalization), R&D (e.g. shifting the focus to fewer, high-impact projects in the innovation pipeline) and quality (e.g. enhancing processes, increasing capabilities and product management). As a result, Philips recorded non-cash portfolio realignment impairments and charges of EUR 282 million in 2022, consisting of R&D project impairments of EUR 134 million, Connected Care portfolio realignment charges of EUR 109 million and asset impairments in Sleep & Respiratory Care of EUR 39 million.

As announced in October 2022, Philips has initiated general productivity actions, including simplifying the organization to streamline the way of working and reduce operating expenses. This includes an immediate reduction of around 4,000 positions globally across the organization, subject to consultation with the relevant workers councils and social partners, with severance and termination-related costs of EUR 80 million incurred in 2022 and an additional EUR 50 million expected in 2023.

On January 30, 2023, Philips announced plans to create value with sustainable impact, which is based on focused organic growth to deliver patient- and people-driven innovation at scale, with improved execution as a key value driver, prioritizing patient safety and quality, supply chain reliability and a simplified operating model. In addition to the reduction of its workforce by 4,000 roles announced in October 2022, Philips plans to reduce its workforce by an additional 6,000 roles globally by 2025, of which 3,000 will be implemented in 2023, in line with relevant local regulations and processes. These reductions are focused on Corporate and Functions optimization and non-core activities, for which charges in 2023 are expected to be approximately EUR 470 million.

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.1.2Results of operations

Sales

The composition of sales growth in percentage terms in 2022, compared to 2021 and 2020, is presented in the following table.

Philips Group

Sales

in millions of EUR unless otherwise stated

	2020	2021	2022
Diagnosis & Treatment businesses	8,175	8,635	9,168
Nominal sales growth	(3.7)%	5.6%	6.2%
Comparable sales growth1)	(2.3)%	8.1%	(0.7)%

Connected Care businesses	5,543	4,573	4,403
Nominal sales growth	18.6%	(17.5)%	(3.7)%
Comparable sales growth1)	21.6%	(22.6)%	(10.8)%

Personal Health businesses	3,199	3,429	3,626
Nominal sales growth	(9.0)%	7.2%	5.7%
Comparable sales growth1)	(6.2)%	8.8%	0.1%

Other	396	519	629

Philips Group	17,313	17,156	17,827
Nominal sales growth	1.0%	(0.9)%	3.9%
Comparable sales growth1)	2.9%	(1.2)%	(2.8)%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Group sales amounted to EUR 17,827 million in 2022, 3.9% higher than in 2021 on a nominal basis. Considering a 6.7% positive effect from currency and consolidation, comparable sales*) decreased by 2.8%. This was driven by a positive currency effect, mainly due to appreciation of currencies against the euro, and affected all segments.

The order book at year-end 2022 was 10% higher than at the end of 2021, ensuring a higher coverage for sales in 2023. The increase mainly relates to the Diagnosis & Treatment businesses driven by Diagnostic Imaging. Comparable order intake decreased 3%, compared to 4% growth in 2021. In the fourth quarter of 2022, lower demand for COVID-19-related products compared to 2021 and company actions to improve the order book margin profile contributed to this decrease.

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

Diagnosis & Treatment businesses

In 2022, sales amounted to EUR 9,168 million, 6.2% higher than in 2021 on a nominal basis. Considering a 6.9% positive currency effect and consolidation impact, comparable sales*) decreased by 0.7%. This was due to mid-single-digit growth in Image-Guided Therapy and low-single-digit growth in Enterprise Diagnostic Informatics, which was more than offset by a decline in Ultrasound and in Diagnostic Imaging due to specific electronic component shortages.

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

Connected Care businesses

In 2022, sales amounted to EUR 4,403 million, 3.7% lower than in 2021 on a nominal basis. Considering a 7.1% positive currency effect and consolidation impact, comparable sales*) decreased by 10.8%. This was mainly due to the consequences of the Respironics field action and the impact of supply chain headwinds.

In 2021, sales amounted to EUR 4,573 million, 17.5% lower than in 2020 on a nominal basis. Considering a 5.1% positive currency effect and consolidation impact, comparable sales*) decreased by 22.6%, following the high COVID-19-generated demand in 2020 and the impact of the Respironics recall in 2021.

Personal Health businesses

In 2022, sales amounted to EUR 3,626 million, 5.7% higher than in 2021 on a nominal basis. Considering a 5.6% positive currency effect and consolidation impact, comparable sales*) increased by 0.1%, consisting of a global increase of 2.5%, offset by a 2.4% decline in sales attributable to Russia due to the war with Ukraine. Oral Healthcare and Mother & Child Care recorded mid-single-digit growth, which was offset by a mid-single-digit decline in Personal Care.

In 2021, sales amounted to EUR 3,429 million, 7.2% higher than in 2020 on a nominal basis. Considering a 1.6% negative currency effect and consolidation impact, comparable sales*) increased by 8.8%. This was driven by robust customer demand for new product introductions across the world.

Other

In 2022, sales amounted to EUR 629 million, compared to EUR 519 million in 2021. The increase was mainly due to additional royalty income and supplies to the divested Domestic Appliances business.

In 2021, sales amounted to EUR 519 million, compared to EUR 396 million in 2020. The increase was mainly driven by supplies to a divested business and higher royalty income.

Performance by geographic area

Philips Group

Sales by geographic area

in millions of EUR unless otherwise stated

	2020	2021	2022
Western Europe	3,702	3,645	3,603
North America	6,884	6,781	7,588
Other mature geographies	1,750	1,694	1,643
Total mature geographies	12,336	12,120	12,833
Nominal sales growth	2%	(2)%	6%
Comparable sales growth1)	3%	(3)%	(1)%
Growth geographies	4,977	5,036	4,993
Nominal sales growth	(3)%	1%	(1)%
Comparable sales growth1)	3%	3%	(7)%
Philips Group	17,313	17,156	17,827
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Sales in mature geographies in 2022 were 6% higher than in 2021 on a nominal basis and 1% lower on a comparable basis*). Sales in Western Europe were 1% lower year-on-year on a nominal basis and 3% lower on a comparable basis*), with a double-digit decline in the Connected Care businesses, a low-single-digit decline in the Diagnosis & Treatment businesses, and flat growth in the Personal Health businesses. Sales in North America were 12% higher year-on-year on a nominal basis and were flat on a comparable basis*), as double-digit growth in the Personal Health businesses and low-single-digit growth in the Diagnosis & Treatment businesses were offset by a mid-single-digit decline in the Connected Care businesses, mainly due to the Sleep & Respiratory Care business. Sales in other mature geographies decreased by 3% on a nominal basis and 1% on a comparable basis*), with high-single-digit comparable sales growth*) in the Personal Health businesses more than offset by a high-single-digit decline in the Connected Care businesses and a low-single-digit decline in the Diagnosis & Treatment businesses.

Sales in mature geographies in 2021 were 2% lower than in 2020 on a nominal basis and 3% lower on a comparable basis*). Sales in Western Europe were 2% lower year-on-year on a nominal basis and 3% lower on a comparable basis*), with a double-digit decline in the Connected Care businesses, partly offset by high-single-digit growth in the Diagnosis & Treatment businesses and mid-single-digit growth in the Personal Health businesses. Sales in North America were 1% lower year-on-year on a nominal basis and decreased 3% on a comparable basis*), as double-digit growth in the Diagnosis & Treatment businesses and low-single-digit growth in the Personal Health businesses were largely offset by a double-digit decline in the Connected Care businesses. Sales in other mature geographies decreased by 3% on a nominal basis and were in line with 2020 on a comparable basis*). High-single-digit comparable sales growth*) in the Personal Health businesses and mid-single-digit comparable sales growth*) in the Diagnosis & Treatment businesses was partly offset by a double-digit decline in the Connected Care businesses.

Sales in growth geographies in 2022 decreased by 1% on a nominal basis and 7% on a comparable basis*), with a double-digit decline in the Connected Care and Personal Health businesses and a low-single-digit decline in the Diagnosis & Treatment businesses. The high-single-digit decline in comparable sales growth*) was due to a double-digit decline in China and Russia & Central Asia, partly offset by double-digit growth in Middle East, Turkey & Africa.

Sales in growth geographies in 2021 increased by 1% on a nominal basis and 3% on a comparable basis*), with double-digit growth in the Personal Health businesses and high-single-digit growth in the Diagnosis & Treatment businesses, partly offset by a double-digit decline in the Connected Care businesses. The low-single-digit comparable sales growth*) was driven by double-digit growth in India, high-single-digit growth in Russia & Central Asia, and mid-single-digit growth in Central & Eastern Europe and Latin America.

Diagnosis & Treatment businesses

Diagnosis & Treatment businesses

Sales by geographic area

in millions of EUR unless otherwise stated

	2020	2021	2022
Western Europe	1,589	1,743	1,707
North America	2,931	3,088	3,514
Other mature geographies	835	849	825
Total mature geographies	5,355	5,681	6,046
Growth geographies	2,820	2,954	3,122
Sales	8,175	8,635	9,168
Nominal sales growth	(4)%	6%	6%
Comparable sales growth1)	(2)%	8%	(1)%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Sales in growth geographies increased by 6% on a nominal basis in 2022, and on a comparable basis*) showed a low-single-digit decline, which was mainly due to China. Sales in mature geographies increased by 6% on a nominal basis and were flat year-on-year on a comparable basis*).

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

Connected Care businesses

Connected Care businesses

Sales by geographic area

in millions of EUR unless otherwise stated

	2020	2021	2022
Western Europe	1,106	764	646
North America	2,876	2,602	2,741
Other mature geographies	722	605	544
Total mature geographies	4,704	3,971	3,931
Growth geographies	839	602	472
Sales	5,543	4,573	4,403
Nominal sales growth	19%	(17)%	(4)%
Comparable sales growth1)	22%	(23)%	(11)%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Sales in growth geographies decreased by 22% on a nominal basis in 2022, and on a comparable basis*) showed a double-digit decline, with a double-digit decline across most regions, mainly due to the consequences of the Respironics field action and the COVID situation in China. Sales in mature geographies decreased by 1% on a nominal basis and showed a high-single-digit decline on a comparable basis*), with a double-digit decline in Western Europe and a mid-single-digit decline in North America.

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

Personal Health businesses

Personal Health businesses

Sales by geographic area

in millions of EUR unless otherwise stated

	2020	2021	2022
Western Europe	859	894	902
North America	937	939	1,209
Other mature geographies	190	198	211
Total mature geographies	1,986	2,032	2,322
Growth geographies	1,213	1,398	1,304
Sales	3,199	3,429	3,626
Nominal sales growth	(9)%	7%	6%
Comparable sales growth1)	(6)%	9%	0%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Sales in growth geographies decreased by 7% on a nominal basis in 2022, and on a comparable basis*) showed a double-digit decline, which was mainly attributable to China. Sales in mature geographies increased by 14% on a nominal basis, and on a comparable basis*) showed high-single-digit growth, driven by double-digit growth in North America.

Sales in growth geographies increased by 15% on a nominal basis in 2021, and on a comparable basis*) showed double-digit growth, which was attributable to double-digit growth in Central & Eastern Europe, Russia & Central Asia and Latin America and mid-single-digit growth in China. Sales in mature geographies increased by 2% on a nominal basis, and on a comparable basis*) showed mid-single-digit growth, driven by mid-single-digit growth in Western Europe and low-single-digit growth in North America.

Cost of sales

Philips Group

Cost of sales components

in millions of EUR unless otherwise stated

	2020	as a % of sales	2021	as a % of sales	2022	as a % of sales
Costs of materials used	4,221	24.4%	4,142	24.1%	4,320	24.2%
Salaries and wages	2,316	13.4%	2,245	13.1%	2,462	13.8%
Depreciation and amortization	591	3.4%	479	2.8%	535	3.0%
Other manufacturing costs	2,364	13.7%	3,123	18.2%	3,316	18.6%
Cost of sales	9,493	54.8%	9,988	58.2%	10,633	59.6%

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

Philips’ cost of sales increased by EUR 645 million to EUR 10,633 million in 2022, compared to EUR 9,988 million in 2021, mainly due to increased expenses of EUR 217 million in salaries and wages, driven by an unfavorable foreign currency impact and wage inflation, partly offset by productivity measures. Other key factors influencing cost of sales were as follows:

  Cost of materials used increased by EUR 178 million in 2022, mainly due to an unfavorable foreign currency impact and cost inflation, partly offset by the reduced field action provision and productivity measures.
  Depreciation and amortization increased by EUR 56 million in 2022, mainly due to an unfavorable foreign currency impact.
  Other manufacturing costs increased by EUR 193 million in 2022, mainly driven by an unfavorable foreign currency impact and cost inflation, partly offset by the lower field action provision and productivity measures.

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

Gross margin

In 2022, Philips’ gross margin was EUR 7,194 million, or 40.4% of sales, compared to EUR 7,168 million, or 41.8% of sales, in 2021. Gross margin was flat year-on-year due to cost inflation and a decrease in sales, which was offset by a favorable foreign currency impact, a decrease in restructuring, acquisition-related and other charges, and productivity and pricing measures.

In 2021, Philips’ gross margin was EUR 7,168 million, or 41.8% of sales, compared to EUR 7,822 million, or 45.2% of sales, in 2020. The year-on-year decrease in gross margin was mainly driven by the field action provision of EUR 719 million (representing 4.2% of sales) in connection with the Philips Respironics voluntary recall notification in the Sleep & Respiratory Care business.

Selling expenses

Selling expenses amounted to EUR 4,609 million, or 25.9% of sales, in 2022, compared to EUR 4,258 million, or 24.8% of sales, in 2021. The year-on-year increase in selling expenses of EUR 351 million was mainly due to an unfavorable foreign currency impact and an increase in restructuring, acquisition-related and other charges.

Selling expenses amounted to EUR 4,258 million, or 24.8% of sales, in 2021, compared to EUR 4,056 million, or 23.4% of sales, in 2020. The year-on-year increase in selling expenses of EUR 204 million was driven by the acquisitions of BioTelemetry and Capsule Technologies and higher investments in advertising and promotion, partly offset by a positive foreign currency impact and lower restructuring costs. Selling expenses include restructuring, acquisition-related and other charges of EUR 140 million in 2021, compared to EUR 133 million in 2020.

General and administrative expenses

General and administrative expenses amounted to EUR 671 million, or 3.8% of sales, in 2022, compared to EUR 599 million, or 3.5% of sales, in 2021. The year-on-year increase of EUR 72 million was mainly driven by higher restructuring, acquisition-related and other charges.

General and administrative expenses amounted to EUR 599 million, or 3.5% of sales, in 2021, compared to EUR 630 million, or 3.6% of sales, in 2020. The year-on-year decrease of EUR 31 million in general and administrative expenses was mainly driven by lower restructuring, acquisition-related and other charges.

Research and development expenses

Research and development costs were EUR 2,103 million, or 11.8% of sales, in 2022, compared to EUR 1,806 million, or 10.5% of sales, in 2021. The year-on-year increase of EUR 297 million was mainly driven by higher restructuring, acquisition-related and other charges in relation to R&D project impairments and an unfavorable foreign currency impact.

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

	2020	2021	2022
Diagnosis & Treatment	891	910	1,124
Connected Care	547	543	637
Personal Health	190	190	200
Other	194	163	142
Philips Group	1,822	1,806	2,103
As a % of sales	10.5%	10.5%	11.8%

Impairment of goodwill

In addition to the annual goodwill-impairment tests for Philips, trigger-based impairment tests were performed during the years 2022, 2021 and 2020. As a result of the tests, goodwill impairments were recorded of EUR 1,357 million in 2022, EUR 15 million in 2021, and EUR 144 million in 2020. The goodwill impairment of EUR 1,331 million in 2022 was recorded in the Sleep & Respiratory Care business and was due to revisions to the expected future cash flows. In addition, a EUR 27 million goodwill impairment was recognized in the Precision Diagnosis Solutions business.

During 2022, EUR 1,331 million of goodwill impairment charges were recorded in the Sleep & Respiratory Care business, due to revisions to the expected future cash flows. In addition, a EUR 27 million goodwill impairment was recognized in the Precision Diagnosis Solutions business. For further information refer to Goodwill.

Net income, Income from operations (EBIT) and Adjusted EBITA*)

Net income amounted to a loss of EUR 1,605 million, a decrease of EUR 4.9 billion compared to 2021, mainly due to a charge of EUR 1.5 billion related to goodwill and R&D impairments in 2022 and a gain of EUR 2.5 billion on the sale of the Domestic Appliances business in 2021. Net income is not allocated to segments, as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

The following overview shows Income from operations and Adjusted EBITA*) by segment.

Philips Group

Income from operations and Adjusted EBITA1)

in millions of EUR unless otherwise stated

	Income from operations	as a % of sales	Adjusted EBITA1)	as a % of sales
2022
Diagnosis & Treatment	404	4.4%	774	8.4%
Connected Care	(2,246)	(51.0)%	95	2.2%
Personal Health	515	14.2%	538	14.8%
Other	(202)		(89)
Philips Group	(1,529)	(8.6)%	1,318	7.4%
2021
Diagnosis & Treatment	941	10.9%	1,071	12.4%
Connected Care	(722)	(15.8)%	497	10.9%
Personal Health	576	16.8%	590	17.2%
Other	(242)		(105)
Philips Group	553	3.2%	2,054	12.0%
2020
Diagnosis & Treatment	497	6.1%	818	10.0%
Connected Care	704	12.7%	1,191	21.5%
Personal Health	362	11.3%	433	13.5%
Other	(300)		(165)
Philips Group	1,264	7.3%	2,277	13.2%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Income from operations in 2022 amounted to a loss of EUR 1,529 million, or (8.6)% of sales, compared to EUR 553 million, or 3.2% of sales, in 2021, mainly impacted by a charge of EUR 1.5 billion related to goodwill and R&D impairments. Adjusted EBITA*) in 2022 was EUR 1,318 million and the margin amounted to 7.4%, compared to EUR 2,054 million and a margin of 12.0% in 2021, primarily due to the sales decline and cost inflation, partly offset by pricing and productivity measures.

Amortization and goodwill impairment charges in 2022 were EUR 1,720 million. This includes a charge of EUR 1,331 million related to an impairment of goodwill in the Sleep & Respiratory Care business, a EUR 27 million goodwill impairment in the Precision Diagnosis Solutions business, and amortization charges of EUR 22 million related to an impairment of a technology asset. In 2021, amortization and goodwill impairment charges were EUR 337 million and included a charge of EUR 13 million related to an impairment of goodwill and amortization charges of EUR 55 million related to an impairment of a technology asset.

Restructuring, acquisition-related and other charges in 2022 were EUR 1,127 million. This includes: restructuring charges of EUR 185 million; EUR 282 million portfolio realignment impairments and charges; EUR 250 million for the Respironics field-action provision; EUR 210 million Respironics field-action running remediation costs; a EUR 60 million provision for public investigations tender irregularities; and EUR 59 million for provisions for quality actions in Connected Care. 2021 charges were EUR 1,164 million and included: a field action provision of EUR 719 million in connection with the Philips Respironics voluntary recall notification; provisions for quality actions of EUR 94 million and other matters of EUR 53 million in Connected Care; restructuring charges of EUR 80 million; acquisition-related charges of EUR 102 million partly offset by a EUR 87 million gain related to the re-measurement of contingent consideration liabilities; a loss of EUR 76 million related to a divestment; and separation costs of EUR 64 million related to the Domestic Appliances business. 2021 also included a release of a legal provision of EUR 38 million, a gain of EUR 33 million related to a minority participation, and a benefit from the re-measurement of environmental liabilities of EUR 22 million.

Income from continuing operations attributable to shareholders per common share (in EUR) - diluted, was EUR (1.84) in 2022, compared to EUR 0.67 in 2021. Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted*) was EUR 0.96 in 2022, compared to EUR 1.65 in 2021.

Net income in 2021 increased by EUR 2.1 billion compared to 2020, mainly driven by the gain on the sale of the Domestic Appliances business, partly offset by the EUR 719 million field action provision.

Income from operations in 2021 amounted to EUR 553 million, or 3.2% of sales, compared to EUR 1,264 million, or 7.3% of sales, in 2020, mainly impacted by the EUR 719 million field action provision. Adjusted EBITA*) in 2021 was EUR 2,054 million and the margin amounted to 12.0%, compared to EUR 2,277 million and a margin of 13.2%, due to a decline in sales and the impact of supply chain headwinds, partly offset by productivity measures.

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

Diagnosis & Treatment businesses

Income from operations in 2022 decreased to EUR 404 million, compared to EUR 941 million in 2021. This was mainly due to cost inflation, partly offset by productivity measures. These factors also resulted in a decrease in Adjusted EBITA*) to 8.4% of sales in 2022.

Amortization and goodwill impairment charges in 2022 were EUR 170 million and include EUR 22 million of charges related to an impairment of a technology asset in Image-Guided Therapy and a goodwill impairment of EUR 27 million in Precision Diagnosis Solutions. 2021 charges were EUR 155 million and included EUR 55 million of charges related to an impairment of a technology asset in Image-Guided Therapy.

Restructuring, acquisition-related and other charges in 2022 were EUR 201 million and include EUR 120 million portfolio realignment impairments and charges and a provision of EUR 60 million for public investigations tender irregularities. 2021 charges amounted to a gain of EUR 25 million and included: restructuring charges of EUR 44 million; acquisition-related charges of EUR 48 million offset by a EUR 85 million gain related to the re-measurement of contingent consideration liabilities; and the release of a legal provision of EUR 38 million.

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

Connected Care businesses

Income from operations in 2022 decreased to EUR (2,246) million, compared to EUR (722) million in 2021. This was mainly due to the EUR 1.3 billion goodwill impairment, the sales decline, the consequences of the Respironics field action and cost inflation. Adjusted EBITA*) was 2.2% of sales in 2022 and was also impacted by the sales decline and cost inflation, partly offset by productivity measures.

Amortization and goodwill impairment charges in 2022 were EUR 1,530 million and include EUR 1,331 million impairment of goodwill related to the Sleep & Respiratory Care business. 2021 charges were EUR 161 million and included a EUR 13 million impairment of goodwill related to the divested Personal Emergency Response Services (PERS) and Senior Living business.

Restructuring, acquisition-related and other charges in 2022 were EUR 811 million and include: EUR 250 million for the Respironics field action provision; EUR 210 million Respironics running remediation costs; EUR 160 million portfolio realignment impairments and charges; and EUR 59 million provisions for quality actions in Connected Care. 2021 charges were EUR 1,058 million and included: a field action provision of EUR 719 million in connection with the Philips Respironics voluntary recall notification; EUR 93 million of restructuring and acquisition-related charges; provisions for quality actions of EUR 94 million and other matters of EUR 53 million; and a gain of EUR 33 million related to a minority participation.

Income from operations in 2021 decreased to EUR (722) million, compared to EUR 704 million in 2020. This was mainly due to the decline in sales and the impact of the Respironics recall on the Sleep & Respiratory Care business. These factors also impacted Adjusted EBITA*), which was 10.9% of sales in 2021.

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

Personal Health businesses

Income from operations in 2022 decreased to EUR 515 million, compared to EUR 576 million in 2021. This was mainly driven by cost inflation and an adverse foreign currency impact, partly offset by pricing and productivity measures. These factors also resulted in a decrease in Adjusted EBITA*) to 14.8% of sales.

Amortization charges in 2022 were EUR 15 million and include amortization charges related to intangible assets in Mother & Child Care. 2021 charges were EUR 15 million and included amortization charges related to intangible assets in Mother & Child Care.

Restructuring, acquisition-related and other charges in 2022 and 2021 were not material.

Income from operations in 2021 increased to EUR 576 million, compared to EUR 362 million in 2020. This was mainly driven by sales growth and productivity measures, partly offset by higher investments in advertising & promotion. These factors also resulted in an increased Adjusted EBITA*), which was 17.2% of sales.

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

Income from operations in 2022 amounted to a loss of EUR 202 million, compared to a loss of EUR 242 million in 2021. Adjusted EBITA*) in 2022 amounted to a loss of EUR 89 million, compared to a loss of EUR 105 million in 2021. Adjusted EBITA*) increased, mainly due to higher royalty income, partly offset by an adverse currency impact and investment in Quality & Regulatory.

Restructuring, acquisition-related and other charges in 2022 were EUR 107 million and include restructuring charges of EUR 61 million and a EUR 21 million impairment of intangible assets. 2021 charges were EUR 131 million and included a loss of EUR 76 million related to a divestment and EUR 64 million of separation costs related to the Domestic Appliances business, partly offset by a benefit from the re-measurement of environmental liabilities of EUR 22 million.

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

Philips Group

Financial income and expenses

in millions of EUR

	2020	2021	2022
Interest expense, net	(160)	(141)	(210)
Sale of securities	2	-	-
Net change in fair value of financial assets through profit or loss	129	95	9
Other	(15)	6	2
Financial income and expenses	(44)	(39)	(200)

Financial income and expenses resulted in a net expense of EUR 200 million, compared to a net expense of EUR 39 million in 2021. 2022 includes lower gains on the value of Philips' minority participations and higher interest expense, primarily due to financial charges related to early redemption of EUR and USD bonds and issuance of new EUR bonds in April 2022, compared to 2021. For further information, refer to Financial income and expenses.

Financial income and expenses resulted in a net expense of EUR 39 million in 2021, compared to a net expense of EUR 44 million in 2020. 2021 includes gains on the value of Philips' minority participations and higher net interest income. For further information, refer to Financial income and expenses.

Income taxes

Income tax expense decreased by EUR 10 million year-on-year, mainly due to lower income, partly offset by a non-deductible goodwill impairment in the Sleep & Respiratory Care business in 2022 and a one-off benefit relating to the recognition of tax assets due to a business transfer in 2021.

Income taxes amounted to a benefit of EUR 103 million in 2021. The effective income tax rate in 2021 was (20.0)%, compared to 17.6% in 2020, mainly due to the impact from the recognition of tax assets and other tax benefits as a result of a business transfer during the year.

Investments in associates

Results related to investments in associates improved from a loss of EUR 4 million in 2021 to a loss of EUR 2 million in 2022. In 2022, Philips recorded an impairment of EUR 66 million in relation to its interest in Candid Care Co. As part of the acquisition of Affera, Inc. by Medtronic plc in August 2022, the company sold its investment in Affera to Medtronic and recorded a gain of EUR 84 million on the sale.

Results related to investments in associates improved from a loss of EUR 9 million in 2020 to a loss of EUR 4 million in 2021. The number of associates increased compared to 2020. Although gains were recorded in a number of investments in associates, these were more than offset by losses in the remainder.

Discontinued operations

Philips Group

Discontinued operations, net of income taxes

in millions of EUR

	2020	2021	2022
Domestic Appliances	206	2,698	3
Other	(10)	13	10
Net income of Discontinued operations	196	2,711	13

In 2022, Discontinued operations consisted primarily of the Domestic Appliances business and certain other divestments that were reported as discontinued operations. In 2021, the sale of the Domestic Appliance business resulted in an after-tax gain of EUR 2.5 billion.

For further information, refer to Discontinued operations and assets classified as held for sale.

Non-controlling interests

Net income attributable to non-controlling interests decreased from EUR 4 million in 2021 to EUR 3 million in 2022.

Net income attributable to non-controlling interests decreased from EUR 8 million in 2020 to EUR 4 million in 2021.

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.1.3Restructuring and acquisition-related charges

Philips Group

Restructuring charges

in millions of EUR

	2020	2021	2022
Restructuring charges per segment:
Diagnosis & Treatment	57	44	69
Connected Care	76	42	43
Personal Health	31	(1)	11
Other	37	(5)	61
Philips Group	200	80	185

Cost breakdown of restructuring charges:
Provision for personnel lay-off costs	78	17	136
Restructuring-related asset impairment	58	30	31
Other restructuring-related costs	64	33	18
Philips Group	200	80	185

In 2022, Philips initiated general productivity actions aimed at simplifying the organization to streamline ways of working and reduce operating expenses. This included an immediate reduction of around 4,000 positions globally across the organization, for which a restructuring charge of EUR 80 million was recorded. In addition, restructuring projects were executed during the year, of which the most significant impacted the Diagnosis & Treatment and Connected Care segments and mainly took place in the US and Netherlands. The restructuring mainly comprised product portfolio rationalization and the reorganization of global support functions.

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

Philips Group

Acquisition-related charges

in millions of EUR

	2020	2021	2022
Diagnosis & Treatment	(28)	(37)	(48)
Connected Care	22	51	65
Philips Group	(6)	14	17

In 2022, acquisition-related charges amounted to EUR 17 million. The Connected Care segment recorded charges of EUR 65 million related to the acquisitions of BioTelemetry and Capsule Technologies, due to post-acquisition integration costs. The Diagnosis & Treatment businesses recorded a net gain of EUR 48 million, mainly related to a gain of EUR 92 million from the re-measurement of contingent consideration liabilities, partly offset by charges related to the acquisition of Spectranetics.

In 2021, acquisition-related charges amounted to EUR 14 million. The Connected Care segment recorded charges of EUR 51 million related to the acquisitions of BioTelemetry and Capsule Technologies. The Diagnosis & Treatment businesses recorded a net gain of EUR 37 million, mainly related to a gain of EUR 85 million from the re-measurement of contingent consideration liabilities, partly offset by charges related to the acquisitions of Spectranetics and the Healthcare Information Systems business of Carestream Health.

In 2020, acquisition-related charges amounted to a gain of EUR 6 million. The Diagnosis & Treatment businesses recorded a gain of EUR 28 million, mainly related to a gain of EUR 101 million from the re-measurement of a contingent consideration liability, partly offset by charges related to the acquisitions of Spectranetics and the Healthcare Information Systems business of Carestream Health.

7.1.4Acquisitions and divestments

Acquisitions

In 2022, Philips completed three acquisitions. The acquisition of Vesper Medical Inc., completed on January 11, 2022, was the most notable. Acquisitions in 2022 and prior years led to acquisition and post-merger integration charges of EUR 65 million in the Connected Care businesses.

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

Divestments

In 2022, Philips completed one divestment, which was not material.

In 2021, Philips completed three divestments. On September 1, 2021, Philips sold its Domestic Appliances business to a global investment firm, Hillhouse Investment, resulting in a EUR 2.5 billion gain after tax and transaction-related costs; reported in Discontinued Operations.

In addition, Philips completed the divestment of the Personal Emergency Response Services (PERS) and Senior Living business on June 30, 2021, and September 17, 2021, respectively, as well as completing the divestment of a small business in segment Other. As part of the PERS divestment, Philips acquired shares in the buyer, Connect America Investment Holdings, LLC, with a value of EUR 40 million. The investment is classified as a financial asset measured at Fair Value through Other Comprehensive Income (FVTOCI) and is reported as part of Other non-current financial assets. The divestment resulted in a loss of EUR 76 million, which is included in Other business expenses in our Consolidated statements of income.

Philips did not complete any divestments in 2020.

For details, please refer to Acquisitions and divestments.

7.1.5Cash flows

The movements in cash and cash equivalents balance for the years ended December 31, 2020, 2021 and 2022 are presented and explained in the following table.

Philips Group

Condensed consolidated cash flows

in millions of EUR

	2020	2021	2022
Beginning cash and cash equivalents balance	1,425	3,226	2,303
Net cash flows from operating activities	2,511	1,629	(173)
Net cash flows from investing activities
Net capital expenditures	(876)	(729)	(788)
Other cash flows from investing activities	(391)	(2,943)	(698)
Net cash flows from financing activities
Treasury shares transactions	(297)	(1,613)	(174)
Changes in debt	783	(251)	1,092
Dividend paid to shareholders of the company	(1)	(482)	(412)
Other cash flow items	(57)	62	34
Net cash flows from discontinued operations	129	3,403	(12)
Ending cash and cash equivalents balance	3,226	2,303	1,172

Net cash flows from operating activities

Net cash flows from operating activities amounted to an outflow of EUR 173 million in 2022, compared to an inflow of EUR 1,629 million in 2021. This decrease is mainly due to lower cash earnings, increased working capital and cash costs related to the Philips Respironics field action. Free cash flow*) amounted to a cash outflow of EUR 961 million in 2022, compared to an inflow of EUR 900 million in 2021.

In 2021, net cash flows from operating activities amounted to EUR 1,629 million, compared to EUR 2,511 million in 2020. This decrease is mainly due to increased working capital and consumption of provisions, partly offset by lower income tax paid. Free cash flow*) amounted to EUR 900 million in 2021, compared to EUR 1,635 million in 2020.

In 2020, net cash flows from operating activities amounted to EUR 2,511 million, and Free cash flow*) amounted to EUR 1,635 million.

Net cash flows from investing activities

Net cash flows from investing activities consist of net capital expenditures and other cash flows from investing activities.

In 2022, other cash flows from investing activities amounted to a cash outflow of EUR 698 million, mainly due to acquisitions of Vesper Medical and Cardiologs amounting to EUR 414 million and new minority investments.

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

In 2022, treasury shares transactions mainly included the share buyback activities, which resulted in EUR 174 million net cash outflow. Changes in debt mainly includes new bonds issued of EUR 2 billion and new term loan issued of EUR 500 million, partly offset by bond repayments of EUR 1.2 billion. Philips’ shareholders received a total dividend of EUR 741 million, including costs, of which the cash portion amounted to EUR 412 million.

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

Net cash flows from discontinued operations

In 2022, net cash used for discontinued operations was EUR 12 million mainly related to previously disposed businesses.

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

7.1.6Financing

Condensed consolidated balance sheets for the years 2020, 2021 and 2022 are presented in the following table:

Philips Group

Condensed consolidated balance sheets

in millions of EUR

	2020	2021	2022
Intangible assets	11,012	14,287	13,764
Property, plant and equipment	2,682	2,699	2,638
Investments and financial assets	781	1,121	1,334
Deferred tax assets	1,820	2,216	2,449
Inventories	2,993	3,450	4,049
Receivables	4,537	4,191	4,616
Other assets	663	693	665
Payables	(3,854)	(3,784)	(3,635)
Provisions	(1,980)	(2,313)	(2,115)
Contract liabilities	(1,643)	(1,936)	(2,210)
Other liabilities	(1,402)	(1,473)	(1,244)
Net asset employed	15,609	19,151	20,311

Cash and cash equivalents	3,226	2,303	1,172
Debt	(6,934)	(6,980)	(8,201)
Net debt1)	(3,708)	(4,676)	(7,028)
Non-controlling interests	(31)	(36)	(34)
Shareholders' equity	(11,870)	(14,438)	(13,249)
Financing	(15,609)	(19,151)	(20,311)
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.1.7Debt position

Total debt outstanding at the end of 2022 was EUR 8,201 million, compared with EUR 6,980 million at the end of 2021.

Philips Group

Balance sheet changes in debt

in millions of EUR

	2020	2021	2022
New lease liabilities	128	164	104
New borrowings long-term debt	1,065	76	2,516
Repayments long-term debt incl. leases	(298)	(302)	(1,472)
New borrowings (repayments) short-term debt	16	(25)	47
Forward contracts entered (matured)	793	(48)	(76)
Currency effects, consolidation changes and other	(217)	180	101
Changes in debt	1,487	46	1,221

In 2022, total debt increased by EUR 1,221 million compared to 2021. The increase mainly comes from the issuance of EUR 2 billion Notes in April 2022, offset by the early redemption of approximately EUR 1.2 billion Notes originally due in 2023, 2024, 2025 and 2026 and by the utilization of EUR 500 million under the credit facility entered into in October 2022. Changes in payment obligations from forward contracts are related to the maturity in 2022 of EUR 83 million of share buyback forwards (as announced in July 2021) and EUR 57 million of forwards relating to long-term incentive and employee stock purchase plans (as announced in January 2020), partially offset by EUR 63 million of forwards entered into relating to long-term incentive and employee stock purchase plans (as announced in June 2022).

In April 2022, Philips announced a series of Liability Management transactions to optimize its debt maturity profile. The transactions included the issuance of three series of Notes under its EMTN program for a total of EUR 2 billion with maturities in 2027, 2029 and 2033. Part of the proceeds were used to tender certain of Philips’ outstanding US Dollar denominated bonds due 2025 and 2026 and Euro-denominated bonds due 2023, 2024 and 2025, as well as make-whole and fully redeem the Euro-denominated bonds due 2023 and 2024 that were not purchased as part of the Euro tender offer. Philips issued Commercial Paper of EUR 200 million in September 2022 and EUR 101 million in October 2022. These tranches were repaid throughout the fourth quarter of 2022. In addition, in October 2022 Philips entered into a EUR 1 billion credit facility that can be used for general corporate purposes. The credit facility matures in October 2023 and has a 12-month extension option at Philips discretion. Per year-end 2022, EUR 500 million was utilized and outstanding under the credit facility.

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

At the end of 2022, long-term debt as a proportion of the total debt stood at 88.6% with an average remaining term (including current portion) of 6.1 years, compared to 92.7% and 6.0 years respectively at the end of 2021.

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

7.1.8Liquidity position

As of December 31, 2022, including the cash position (cash and cash equivalents), as well as its EUR 1 billion committed revolving credit facility and the EUR 500 million undrawn portion of the credit facility entered into in October 2022, the Philips Group had access to available liquidity of EUR 2,704 million, compared with gross debt (including short and long-term) of EUR 8,201 million.

As of December 31, 2021, including the cash position (cash and cash equivalents), as well as its EUR 1 billion committed revolving credit facility, the Philips Group had access to available liquidity of EUR 3,370 million, compared with debt (including short and long-term) of EUR 6,980 million.

As of December 31, 2020, including the cash position (cash and cash equivalents), as well as its EUR 1 billion committed revolving credit facility, the Philips Group had access to available liquidity of EUR 4,243 million, compared with gross debt (including short and long-term) of EUR 6,934 million.

Philips Group

Liquidity position

in millions of EUR

	2020	2021	2022
Cash and cash equivalents	3,226	2,303	1,172
Listed equity investments at fair value1)	17	67	32
Committed revolving credit facility	1,000	1,000	1,000
Credit facility			500
Liquidity	4,243	3,370	2,704

Short-term debt	(1,229)	(506)	(931)
Long-term debt	(5,705)	(6,473)	(7,270)
Debt	(6,934)	(6,980)	(8,201)

Net available liquidity resources	(2,691)	(3,609)	(5,497)
1)Philips holds listed equity investments at fair value (level 1) in common shares of companies in various industries. Refer to Other financial assets and Fair value of financial assets and liabilities.

Philips has a EUR 1 billion committed revolving credit facility which was signed in April 2017 and refinanced in March 2022, which will expire in March 2027. The facility can be used for general group purposes, such as a backstop of its Commercial Paper Program. In addition, Philips entered into a EUR 1 billion credit facility in October 2022 which can be used for general corporate purposes, of which EUR 500 million is undrawn by year-end 2022.

Philips' Commercial Paper Program amounts to USD 2.5 billion, under which commercial paper can be issued up to 364 days in tenor, both in the US and in Europe, in any major freely convertible currency. As of December 31, 2022, Philips had no commercial paper outstanding. During the year 2020, Philips established a Euro Medium Term Note (EMTN) program which facilitates the issuance of notes for a total amount of up to EUR 10.0 billion. In 2022 Philips issued three new tranches under the program for a total of EUR 2 billion, while also early redeeming its outstanding 2023 and 2024 Notes and completing a tender offer on the outstanding 2025 and 2026 Notes.

In terms of liquidity, the company has access to various sources. The company’s liquidity risk management procedures have not changed significantly during 2022. The access to existing lines of credit remains intact. These lines of credit, along with other financial risks to which Philips is exposed, are disclosed in Details of treasury and other financial risks. Further, with respect to the Respironics field action, please refer to Contingencies. The management continues to monitor the risks associated with such potential claims and its impact on liquidity position, if any.

Philips’ existing long-term debt is rated A- (with stable outlook) by Fitch, Baa1 (with negative outlook) by Moody’s, and BBB+ (with negative outlook) by Standard & Poor’s. As part of our capital allocation policy, our net debt*) position is managed with the intention of retaining our strong investment grade credit rating. Ratings are subject to change at any time and there is no assurance that Philips will be able to achieve this goal. Philips' aim when managing the net debt*) position is dividend stability and a pay-out ratio of 40% to 50% of adjusted income from continuing operations attributable to shareholders*).  Philips’ outstanding long-term debt and credit facilities do not contain financial covenants. Adverse changes in the company’s ratings will not trigger automatic withdrawal of committed credit facilities or any acceleration in the outstanding long-term debt (provided that the USD-denominated bonds issued by Philips in March 2008 and 2012 contain a ‘Change of Control Triggering Event’ and the EUR-denominated bonds contain a ‘Change of Control Put Event’). A description of Philips’ credit facilities can be found in Debt.

Philips Group

Credit rating summary

	long-term	short-term	outlook
Fitch	A-		Stable
Moody's	Baa1	P-2	Negative
Standard & Poor's	BBB+	A-2	Negative

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

7.1.9Shareholders’ equity

In 2022, shareholders’ equity decreased by EUR 1,189 million to EUR 13,249 million at year-end. The decrease was mainly due to net loss of EUR 1,608 million, dividend distributed (EUR 412 million), and settlements of earlier concluded forward contracts (EUR 140 million). This was partly offset by currency translation gains of EUR 749 million, primarily due to the appreciation of the US dollar against the euro in 2022.

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

In 2020, shareholders’ equity decreased by EUR 727 million to EUR 11,870 million at year-end. The increase in the net income of EUR 1,195 million, as well as the impact of the accounting for share-based compensation plans, including the effect of related hedging transactions through share call options (in aggregate EUR 112 million), increased shareholder's equity. This was largely offset by currency translation losses of EUR 1,037 million, primarily due to the depreciation of the US dollar against the euro in 2020, the purchase of forward contracts for the completion of the share buyback program (EUR 739 million), settlements of earlier concluded forward contracts (EUR 126 million) and the share repurchases made in the open market (EUR 130 million).

Share capital structure

The number of issued common shares of Royal Philips as of December 31, 2022 was 889,315,082. At year-end 2022, the company held 7.8 million shares in treasury. Of these shares, 5.7 million shares were held to cover obligations under long-term incentive plans and 2.2 million shares were held for capital reduction purposes. In 2016, Philips purchased call options on its own shares to hedge options granted to employees up to 2013, and as of December 31, 2022, Philips’ outstanding options related to 26 thousand shares. In 2022 (and earlier years), the company entered into several forward contracts to acquire its own shares, and as of December 31, 2022, the outstanding forward contracts related to 24,531,609 shares. See below for more information on the shares that were acquired in the course of 2022. Philips issued 14,174,568 shares in June 2022 in order to distribute the 2021 dividend. The company cancelled 8.8 million shares in June 2022.

The number of issued common shares of Royal Philips as of December 31, 2021 was 883,898,969. At year-end 2021, the company held 13.7 million shares in treasury. Of these shares, 5.7 million shares were held to cover obligations under long-term incentive plans, and 8.0 million shares were held for share capital reduction purposes. In 2016, Philips purchased call options on its own shares to hedge options granted to employees up to 2013, and as of December 31, 2021, Philips’ outstanding options related to 0.4 million shares. In 2021 (and earlier years), the company entered into several forward contracts to acquire its own shares, and as of December 31, 2021, the outstanding forward contracts related to 25,071,218 shares. See below for more information on the shares that were acquired in the course of 2021. Philips issued 6,345,968 shares in June 2021 (in order to distribute the 2020 dividend). The company cancelled 33.5 million shares in December 2021.

The number of issued common shares of Royal Philips as of December 31, 2020 was 911,053,001. At year-end 2020, the company held 5.9 million shares in treasury. All of these shares were held in treasury to cover obligations under long-term incentive plans. In 2016, Philips purchased call options on its own shares to hedge options granted to employees up to 2013, and as of December 31, 2020, Philips' outstanding options related to 0.9 million shares. In 2020 (and earlier years), the company entered into several forward contracts to acquire its own shares, and as of December 31, 2020, the outstanding forward contracts related to 27 million shares. See below for more information on the shares that were acquired in the course of 2020. Philips issued 48,757 shares in May 2020 (in order to pay out the gross Annual Incentive over 2019 to the members of the Board of Management) and issued 18 million shares in July 2020 (in order to distribute the 2019 dividend). The company cancelled 3.8 million shares in June 2020.

Share repurchase methods for long-term incentive plans and capital reduction purposes

Historically, Philips uses different methods to repurchase shares in its own capital: (i) share buyback repurchases in the open market via an intermediary; (ii) repurchase of shares via forward contracts for future delivery of shares; and (iii) the unwinding of call options on own shares. During 2022, Philips used methods (i) to repurchase shares for capital reduction purposes and methods (ii) and (iii) to repurchase shares for share-based compensation plans.

The open market transactions via an intermediary allow for buybacks during both open and closed periods.

For more information on share repurchase transactions entered into 2022, 2021, and 2020, please refer to Group Financial Statements Note 18 Equity, Forward share repurchase plans / contracts

Philips Group

Impact of share acquisitions and cancellations on share count

in thousands of shares as of December 31

	2018	2019	2020	2021	2022
Shares issued	926,196	896,734	911,053	883,899	889,315
Shares in treasury	12,011	5,760	5,925	13,717	7,835
Shares outstanding	914,184	890,974	905,128	870,182	881,481
Shares acquired	31,994	40,390	8,670	45,486	5,081
Shares cancelled	24,247	38,541	3,810	33,500	8,758

Philips Group

Total number of shares repurchased

in thousands of shares unless otherwise stated

	share repurchases related to shares acquired for capital reduction	average price paid per share in EUR	shares acquired for LTI's	average price paid per share in EUR	total number of shares purchased1)	average price paid per share in EUR	total number of shares purchased as part of publicly announced plans or programs2)3)4)	approximate value of shares that may yet be purchased under the plans or programs in thousands of EUR
January 2022	769	31.52	149	29.36	918	31.17	769	933,871
February 2022			240	29.48	240	29.48		933,871
March 2022								933,871
April 2022								933,871
May 2022								933,871
June 2022								997,072
July 2022								997,072
August 2022			3	20.18	3	20.18		997,072
September 2022								997,072
October 2022			1,750	32.30	1,750	32.30	1,750	941,676
November 2022	2,170	38.41			2,170	38.41	2,170	858,343
December 2022								858,343
Total	2,938		2,142		5,081	34.56	4,688
of which5)
purchased in the open market	769				769		769
acquired through exercise of call options/settlement of forward contracts	2,170		2,142		4,312		3,920
To be acquired through settlement of forward contracts after December 31, 2022								858,343
1)All shares were purchased through publicly announced plans or programs, other than approximately 392,000 shares repurchased through the unwinding of call options on own shares.2)First, on January 29, 2020, Philips announced that it would repurchase up to 6 million shares to cover certain of its obligations arising from its long-term incentive and employee stock purchase plans. Under this program, Philips entered into three forward contracts to acquire 5 million shares for an amount of EUR 174 million with settlement dates varying between October 2021 and November 2022. On October 26, 2022, the original settlement date of two share tranches entered into under this program (in total 1.75 million shares) has been extended from November 23, 2022, to November 2023, and 2024, respectively. Second, on May 19, 2021, Philips announced that it will repurchase up to 2 million shares to cover certain of its obligations arising from its long-term incentive and employee stock purchase plans. Under this program, Philips entered into one forward contract for an amount of EUR 90 million to acquire 2 million shares with settlement dates in October and November 2023. Third, on July 26, 2021, Philips announced a share buyback program for share cancellation purposes for an amount of up to EUR 1.5 billion. Consequently, in the third quarter of 2021 Philips entered into three forward contracts for an amount of EUR 731 million to acquire 19.6 million shares with settlement dates in 2022, 2023 and 2024. Philips executed the remainder of the program through open market purchases by an intermediary in the fourth quarter of 2021 (acquiring 21 million shares) and January 2022 (acquiring 0.8 million shares). Fourth, on June 13, 2022, Royal Philips announced that it will repurchase up to 3.2 million shares to cover certain of its obligations arising from its long-term incentive and employee stock purchases plans. Under this program, Philips entered into one forward contract for an amount of EUR 63 million to acquire 3.2 million shares with settlement dates in November 2024 and December 2024. For further details on these publicly announced plans or programs refer to Equity.3)Philips cancelled 8.8 million shares on June 30, 2022. 4)In 2022, Philips did not determine to terminate any publicly announced plans or programs prior to expiration, or determine that it intends not to make any further purchases under any publicly announced plans or programs. It is noted that Philips entered into several forward share repurchase contracts to cover certain of its obligations arising from its share-based remuneration, as announced on January 29, 2020. Please refer to Equity for more information.5)As described above, Philips acquired shares via three different methods: (i) share buyback repurchases in the open market via an intermediary, (ii) repurchase of shares via forward contracts for future delivery of shares, (iii) the unwinding of call options on own shares.

7.1.10Cash obligations

Contractual cash obligations

The following table presents a summary of the Group’s fixed contractual cash obligations and commitments as of December 31, 2022. These amounts are an estimate of future payments, which could change as a result of various factors such as a change in interest rates, foreign exchange, contractual provisions, as well as changes in our business strategy and needs. Therefore, the actual payments made in future periods may differ from those presented in the following table:

Philips Group

Contractual cash obligations1)2)

in millions of EUR

		payments due by period
	total	less than 1 year	1-3 years	3-5 years	after 5 years
Long-term debt	8,168	842	1,760	1,809	3,757
Short-term debt	89	89
Interest on debt	1,683	159	304	264	956
Derivative liabilities	210	208	2
Purchase obligations3)	782	336	412	21	12
Trade and other payables	1,968	1,968
Contractual cash obligations	12,901	3,603	2,478	2,094	4,725
1)Amounts in this table are undiscounted2)This table excludes post-employment benefit plan contribution commitments and income tax liabilities in respect of tax risks because it is not possible to make a reasonably reliable estimate of the actual period of cash settlement.3)Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding for the Group. They specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. They do not include open purchase orders or other commitments which do not specify all significant terms.

Included in debt are remaining forward contracts of EUR 648 million related to the EUR 1.5 billion share buyback program announced in July 2021 and EUR 211 million relating to the repurchase of shares to cover long-term incentive and employee stock purchase plans. In 2022, Philips entered into a total amount of EUR 63 million of forward contracts relating to the repurchase of up to 3.2 million shares to cover long-term incentive and employee stock purchase plans. In addition, in 2022 there were maturities of a total of EUR 83 million of forward contracts related to the EUR 1.5 billion share buyback program announced in July 2021, as well as maturities of a total of EUR 57 million of forward contracts to repurchase shares to cover long-term incentive and employee stock purchase plans. Philips intends to cancel all of the shares acquired under the share buyback program, as the program was initiated for capital reduction purposes.

Philips offers voluntary supply chain finance programs with third parties, which provide participating suppliers with the opportunity to factor their trade receivables at the sole discretion of both the suppliers and the third parties. Philips continues to recognize these liabilities as trade payables and settles them accordingly on the invoice maturity date based on the terms and conditions of these arrangements. As of December 31, 2022, approximately EUR 151 million (2021: EUR 139 million) of the Philips accounts payable were transferred under these arrangements.

Other cash commitments

The company and its subsidiaries sponsor post-employment benefit plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. For a discussion of the plans and expected cash outflows, please refer to Post-employment benefits.

The company had EUR 140 million restructuring-related provisions by the end of 2022, of which EUR 134 million is expected to result in cash outflows in 2022. Refer to Provisions for details of restructuring provisions.

Philips has contracts with investment funds where it committed itself to make, under certain conditions, capital contributions to these funds of an aggregated remaining amount of EUR 127 million (2021: EUR 116 million). Capital contributions already made to these investment funds are recorded as non-current financial assets.

Please refer to Dividend for information on the proposed dividend distribution.

Please refer to Equity for information on other Long-term incentive and employee stock purchase plans.

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not provide other forms of support. The total fair value of guarantees recognized on the balance sheet amounts to EUR nil million for both 2021 and 2022. Remaining off-balance-sheet business-related guarantees on behalf of third parties and associates amount to EUR 2 million as of December 31, 2022 (December 31, 2021: EUR 2 million).

7.1.11Dividend

Dividend policy

Philips’ dividend policy is aimed at dividend stability and a pay-out ratio of 40% to 50% of adjusted income from continuing operations attributable to shareholders*).

Proposed distribution

A proposal will be submitted to the Annual General Meeting of Shareholders, to be held on May 9, 2023, to declare a distribution of EUR 0.85 per common share, in common shares, against retained earnings.

If the above dividend proposal is adopted, the shares will be traded ex-dividend as of May 11, 2023 at the New York Stock Exchange and Euronext Amsterdam. In compliance with the listing requirements of the New York Stock Exchange and Euronext Amsterdam, the dividend record date will be May 12, 2023.

The number of share dividend rights entitled to one new common share will be determined based on the volume-weighted average price of all traded common shares of Koninklijke Philips N.V. at Euronext Amsterdam on May 11, 12 and 15, 2023. The company will calculate the number of share dividend rights entitled to one new common share (the ratio), such that the gross dividend in shares will be approximately equal to EUR 0.85. The ratio and the number of shares to be issued will be announced on May 17, 2023. Distribution of the dividend (up to EUR 751 million) and delivery of new common shares, with settlement of any fractions in cash, will take place from May 18, 2023.

	ex-dividend date	record date	distribution from
Euronext Amsterdam	May 11, 2023	May 12, 2023	May 18, 2023
New York Stock Exchange	May 11, 2023	May 12, 2023	May 18, 2023

Further details will be given in the agenda for the 2023 Annual General Meeting of Shareholders. The proposed distribution and all dates mentioned remain provisional until then.

Dividend in shares distributed out of retained earnings is subject to 15% dividend withholding tax, but only in respect of the par value of the shares (EUR 0.20 per share). Shareholders are advised to consult their tax advisor on the applicable situation with respect to taxes on the dividend received.

In June 2022, Philips settled a dividend of EUR 0.85 per common share, representing a total value of EUR 741 million (including costs). Shareholders could elect for a cash dividend or a share dividend. Approximately 45% of the shareholders elected for a share dividend, resulting in the issuance of 14,174,568 new common shares, leading to a 1.6% dilution. For more information refer to Shareholders’ equity. The settlement of the cash dividend involved an amount of EUR 411 million (including costs).

Dividends and distributions per common share

The following table sets forth in euros the gross dividends on the common shares in the fiscal years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of shares of the New York Registry:

Philips Group

Gross dividends on the common shares

	20181)	20191)	20202)	20211)	20222)
in EUR	0.80	0.85	0.85	0.85	0.85
in USD	0.94	0.96	0.95	1.03	0.90
1)In cash or shares at the election of shareholder.2)In shares only.
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.1.12Outlook

We remain cautious in light of the subdued economic outlook for the year, staffing and inflationary pressures facing our customers, geopolitical risks, supply and demand volatility, and uncertainties around ongoing consent decree negotiations, litigation and Department of Justice investigations. Nevertheless, we expect that, by prioritizing patient safety and quality, tightening our focus on innovation and strengthening our category leadership areas, while at the same time improving execution and taking a disciplined approach to capital, we will be able to progressively create value with sustainable impact.

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.2Taxation

Dutch taxation

The statements below are only a general summary of certain material Dutch tax consequences for holders of common shares that are non-residents of the Netherlands based on Dutch tax laws, presently in force,  and the Tax Convention of December 18, 1992, as amended by the protocol that entered into force on December 28, 2004, between the United States of America and the Kingdom of the Netherlands (the US Tax Treaty) and are not to be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, investors in common shares should consult their own professional tax advisor.

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

Upon request and under certain conditions, certain qualifying non-resident individual and corporate holders of common shares resident in EU/EEA member states or in a qualifying non-EU/EEA state may be eligible for a refund of Dutch dividend withholding tax to the extent that the withholding tax levied is higher than the personal and corporate income tax which would have been due if they were resident in the Netherlands. However, this refund is not applicable when, based on the US Tax Treaty, the Dutch dividend withholding tax can be fully credited in the United States by the US holder.

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

Subject to certain limitations (including, but not limited to, those described in this paragraph), the Dutch tax withheld in accordance with the US Tax Treaty and paid over to the Netherlands will be creditable or deductible against a US holder’s United States federal income tax liability. However, under recently finalized Treasury regulations, it is possible that the Dutch withholding tax may not be creditable unless a US holder is eligible for and elect to apply the benefits of the US Tax Treaty. Even in such case, the Dutch withholding tax may not be creditable or deductible to the extent that we reduce (as described above under “Dutch taxation - Dividend withholding tax”) the amount of withholding tax paid over to the Netherlands by crediting taxes withheld from certain dividends received by us. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent reduction or refund of the tax withheld is available under Dutch law, or under the US Tax Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against United States federal income tax liability. Dividends will generally be income from sources outside the United States, and will generally be “passive” income for purposes of computing the foreign tax credit allowable to the holder. In addition, to the extent an amount of Dutch tax withheld is contingent on the availability of a credit against the amount of income tax owed to another country, that amount of Dutch tax withheld will not be eligible for a credit against the US holder’s United States federal income tax liability.

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

8Environmental, Social and Governance

Environmental, Social & Governance (ESG) are three key dimensions within which a company’s approach to doing business responsibly and sustainably, and its overall societal impact, are defined. They give expression to an increasingly widely held view – that companies that hold themselves accountable to their stakeholders and increase transparency will be more viable, and valuable, in the long term.

Philips is a purpose-driven company aiming to improve the health and well-being of 2.5 billion people annually by 2030. We believe that private-sector companies like ours have a vital role to play in collaborating with other partners across our supply chain, and with private and public organizations in society, to address the major challenges the world is facing.

Taking a multi-stakeholder approach, we draw inspiration from the societal impact we can have through our products and solutions, and through how we operate in the world. Our company is very conscious of our responsibility and our contribution to society and the environment. We are also witnessing growing interest in ESG on the part of our customers, who are increasingly turning to technology companies for support in addressing their sustainability objectives and are including ESG-related considerations in their procurement policies and criteria.

We aim to be a front-runner in the area of ESG and have been recognized as leading the way in, for example, sustainability, corporate governance practices and tax transparency.

Our reporting is aligned with the comprehensive and integrated Environmental, Social & Governance (ESG) commitments we have adopted for the period 2020-2025.

We have excluded the data from Domestic Appliances from the ESG information wherever possible. In a limited number of cases, for example for road logistics emissions, we have used proxies. If Domestic Appliances information was not available for past years, and could therefore not be excluded, we have indicated this in the respective section. The Employee Engagement Index (EEI) and General Business Principles (GBP) results have not been restated.

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

In 2020, the WEF’s International Business Council (IBC) published its core set of Stakeholder Capitalism Metrics and disclosures. These can be used by companies to align their mainstream reporting on performance against environmental, social and governance (ESG) indicators and track their contributions towards the SDGs on a consistent basis. Thus far, 135 companies reported in line with this framework. Based where possible on existing standards, the full set is comprised as follows:

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

In section 5.6 of this Annual Report, we show how Philips performed in 2022 on the above-mentioned 21 Core metrics, mapped to the three dimensions of our ESG commitments, as well as a number of additional Philips-specific metrics that we consider fundamental to the strategy and operation of our business.

Philips is also contributing to the IFRS Foundation’s endeavors to drive standardization of non-financial reporting as well as the development of sustainability standards by the European Union by EFRAG.

EU taxonomy framework

The aim of the European Taxonomy Regulation (EU 2020/852), including the delegated acts adopted thereunder, is to provide companies, investors and policymakers with appropriate criteria for determining which economic activities can be considered environmentally sustainable, and it requires companies to report on how and to what extent their activities are associated with such ‘taxonomy-eligible activities’. The Taxonomy Regulation is relatively new and there are after the first year of reporting (2021) still significant uncertainties around its phased implementation. It is expected, however, that the EU Taxonomy will develop into a comprehensive and detailed framework over the coming years.

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
  The protection and restoration of biodiversity and ecosystems

The delegated acts adopted under the Taxonomy Regulation will provide technical screening criteria which must also be met to constitute taxonomy alignment. On the date of this Annual Report 2022, only one relevant delegated act has been adopted, concerning activities significantly contributing to climate change mitigation and adaptation.

The taxonomy framework provisions effective on the date of this Annual Report 2022 require Philips to disclose the proportion of its taxonomy-eligible activities (described in any delegated act adopted to date) and non-eligible economic activities in its total turnover, capital and operational expenditure, as well as certain qualitative information. We used the delegated act ((EU) 2021/2139) to identify activities that are eligible. However, none of our revenue-generating activities were included as this delegated act only applies to sectors with very high CO2 emissions. As a result, Philips’ core activities are not within the scope of this delegated act and consequently none of Philips' revenues were eligible under this delegated act during 2022 (0%). All revenues were non-eligible (100%). We used delegated act (EU) 2021/2178 for the definition and calculation of the taxonomy-eligible percentages. Revenue is calculated based on ’Sales’ as per Consolidated statements of income. Philips expects to be eligible and report its taxonomy-eligible revenues under additional environmental objectives as further delegated acts with applicable technical screening criteria are adopted.

Philips Group

Proportion of turnover from products or services associated with Taxonomy aligned economic activities 2022

in millions of EUR unless otherwise stated

Economic activities	Absolute Turnover	Proportion of turnover
A. ELIGIBLE ACTIVITIES
Turnover of eligible Taxonomy-aligned activities (A.1)	0	0%
Turnover of eligible not Taxonomy-aligned activities (A.2)	0	0%
Total (A.1 + A.2)	0	0%
B. Taxonomy-non-eligible activities
Turnover of Taxonomy-non-eligible activities (B)	17,827	100%
Total (A + B)	17,827	100%

Some other (enabling) Philips activities are included in the delegated act ((EU) 2021/2139) and are eligible for capital expenditures for the objective of climate change mitigation and climate change adaptation. We therefore screened (EU) 2021/2139, assessed our capital expenditure and identified relevant activities mainly related to our real estate portfolio. For these activities, capital expenditures are determined based on the 2022 additions to property, plant and equipment, intangible assets, and additions to right-of-use assets, excluding any re-assessments (refer to Property, plant and equipment and Intangible assets excluding goodwill).

Reportable taxonomy-eligible capital expenditures in 2022 amounted to EUR 8 million, or 1% of total capital expenditure (non-eligible capital expenditures 99%), and mainly related to energy efficiency improvement measures in our buildings (installation, maintenance and repair of energy efficiency equipment), such as energy efficient heating, ventilation, and air conditioning (HVAC) in various locations around the world. Next, we invested in onsite renewable electricity generation (installation, maintenance and repair of renewable energy technologies) by installing PV panels in one of our factories in Asia.

We assessed compliance with the criteria set out in Article 3 of Regulation (EU) 2020/852 and the associated technical screening criteria on a project basis.

Philips Group

Proportion of CapEx from products or services associated with Taxonomy aligned economic activities 2022 in EUR unless otherwise stated

			Substantial contribution criteria						DNSH criteria ('Do No Significant Harm')
Economic activities	Absolute CapEx	Proportion of CapEx	Climate change mitigation	Climate change adaption	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	Climate change mitigation	Climate change adaption	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	Minimum safeguards	Taxonomy-aligned proportion of CapEx 2022	Taxonomy-aligned proportion of CapEx 2021	Category (enabling activity or transitional activity)
		%	%	%	%	%	%	%	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	%	E/T
A. ELIGIBLE ACTIVITIES
A.1 Eligible Taxonomy-aligned activities
4.16 Installation and operation of electric heat pumps	234,000	0	100	0	0	0	0	0		Y	Y	Y	Y	Y	Y	0	NA	E
7.2 Renovation of existing buildings	121,000	0	100	0	0	0	0	0		Y	Y	Y	Y	Y	Y	0	NA	T
7.3 Installation, maintenance and repair of energy efficient equipment	7,720,000	1	100	0	0	0	0	0		Y	Y	Y	Y	Y	Y	1	NA	E
7.4 Installation, maintenance and repair of charging stations for electric vehicles	61,000	0	100	0	0	0	0	0		Y	Y	Y	Y	Y	Y	0	NA	E
7.6 Installation, maintenance and repair of renewable energy technologies	240,000	0	100	0	0	0	0	0		Y	Y	Y	Y	Y	Y	0	NA	E
CapEx of eligible Taxonomy-aligned activities (A.1)	8,376,000
A.2. Eligible not Taxonomy aligned activities
No eligible not Taxonomy aligned activiites identified
CapEx of eligible not Taxonomy-aligned activities (A.2)	0
Total (A.1 + A.2)	8,376,000	1	100	0	0	0	0	0		Y	Y	Y	Y	Y	Y	100	NA	E
B. Taxonomy-non-eligible activities
CapEx of Taxonomy-non-eligible activities (B)	591,600,000	99
Total (A+B)	600,000,000	100

Similar to capital expenditures, we screened (EU) 2021/2139, assessed for relevant operational expenditures activities and have not identified any eligible operational expenditure. Total operational expenditures are determined based on the 2022 non-capitalized costs that relate to research and development, building renovation, short-term lease, maintenance and repair, and any other direct expenditures relating to day-to day servicing of property, plant and equipment.

In 2022, we did not record reportable taxonomy-eligible operational expenditures (0%), as, for example, the sourcing of renewable energy was not included in the Taxonomy. Non-eligible operational expenditures were 100%.

Philips Group

Proportion of OpEx from products or services associated with Taxonomy aligned economic activities 2022

in millions of EUR unless otherwise stated

Economic activities	Absolute OpEx	Proportion of OpEx
A. ELIGIBLE ACTIVITIES
OpEx of eligible Taxonomy-aligned activities (A.1)	0	0%
OpEx of eligible not Taxonomy-aligned activities (A.2)	0	0%
Total (A.1 + A.2)	0	0%
B. Taxonomy-non-eligible activities
OpEx of Taxonomy-non-eligible activities (B)	2,276	100%
Total (A + B)	2,276	100%

We followed the same accounting principles as in our financial statements.

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

As a leading health technology company today, our purpose is to improve people’s health and well-being through meaningful innovation, positively impacting 2 billion lives per year by 2025. We aim to grow Philips responsibly and sustainably, and we therefore continuously set ourselves challenging environmental and social targets, and highest standards of governance. Acting responsibly towards the planet and society is part of our DNA. We believe that this is the best way for us to create superior, long-term value for Philips’ multiple stakeholders.

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
  All new product introductions will fulfill our EcoDesign requirements by 2025, with ‘EcoHeroes’ accounting for 25% of revenues.
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
8.3Environmental performance

In September 2020, we launched our ESG commitments, with ambitious targets to be achieved by the end of 2025. Besides our social impact, focusing on SDG 3, described in the Social performance section, we have an environmental impact through our global operations (including our supply chain), but even more so through our products and solutions. This is where we contribute to SDG 12 (Ensure sustainable consumption and production patterns) and SDG 13 (Take urgent action to combat climate change and its impacts).

Environmental impact

Philips has been performing Life-Cycle Assessments (LCAs) since 1990. LCAs provide insight into the lifetime environmental impact of our products. They are used to steer our EcoDesign efforts by reducing the environmental impact during the lifetime of our products and to grow our Green/EcoDesigned/EcoHero and Circular Solutions portfolio. As a next step, for the sixth year, we have measured our environmental impact on society at large via a so-called Environmental Profit & Loss (EP&L) account, which includes the hidden environmental costs associated with our activities and products. It provides insights into the main environmental hotspots and innovation areas to reduce the environmental impact of our products and solutions.

The EP&L account is based on LCA methodology, in which the environmental impacts are expressed in monetary terms using conversion factors developed by CE Delft. These conversion factors are subject to further refinement and are expected to change over time. We used expert opinions and estimates for some parts of the calculations. The figures reported are Philips’ best possible estimates. As we gain new insights and retrieve more and better data, we will enhance the methodology, use-cases and accuracy of results in the future. For more information and details we refer to our methodology document.

The definition of the use-case scenarios has a significant impact on the result, especially for consumer products, which have large sales volumes, long lifetimes and frequently high energy consumption.

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

The Philips products subject to the Respironics recall were evaluated as part of the 2022 EP&L calculation. In accordance with the EP&L methodology, products replaced during the recall by new products with lifetime guarantees were included in the 2022 EP&L calculation for all life cycle stages. Refurbished products and repair kits were not included.

Results 2022

In 2022, Philips' environmental impact amounted to EUR 1.63 billion, compared to EUR 2.16 billion in 2021. This reduction was mainly driven by updated energy use cases for hair dryers (causing a reduction of around EUR 450 million) and a changed product mix (causing a EUR 250 million reduction), but was mitigated by the update to the EcoInvent 3.8 database (our Life Cycle Inventory database containing environmental impacts of products and services, causing around EUR 75 million increase) and further granulation of the data, including the application of country emission factors (causing around EUR 100 million increase). The most significant environmental impact, 63% of the total, is related to the usage of our products, which is due to electricity consumption. Human toxicity, particulate matter formation, and climate change are other important impacts. The environmental costs include the environmental impact of the full lifetime of the products that we put on the market in 2022, e.g. 10 years in the case of a MRI or 5 years of usage in the case of a Sonicare toothbrush. Products identified as rentals are the only exception, with an energy consumption of one year. As we expand our EcoDesign activities, with a target to have all our products EcoDesigned by 2025, we expect an environmental impact in the years to come.

Of the total 2022 impact, just EUR 128 million (7%) is directly caused by Philips’ own operations, mainly driven by outbound logistics, followed by business travel. Compared to EUR 106 million in 2021, this is a 21% increase, mainly due to more granular data on our operations and updating the emission factors from EcoInvent 3.4 to EcoInvent 3.8, mitigating the downward trend in logistics emissions as presented in Sustainable Operations.

Our materials and components supply chain currently has an environmental impact of some EUR 421 million, which is 26% of our total environmental impact. The main contributors are the electronic components (including printed circuit boards), cables and metals used in our products. Through our Circular Economy and Supplier Sustainability programs we will continue to focus on reducing the environmental impact caused by the materials we source and apply in our products. We will also include the impact on biodiversity and ecosystem services in the future.

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

8.3.1Green/EcoDesigned Innovation

Research from the Potsdam Institute for Climate Impact research shows that over 4% of global CO2 emissions are caused by the Healthcare sector. We see a growing demand from our customers, including hospitals, to reduce their environmental impact and decarbonize healthcare. Our Green/EcoDesigned Innovation – the Research & Development spend related to the development of new generations of Green/EcoDesigned products and solutions and Green technologies, addressing SDG 12 (Ensure sustainable consumption and production patterns) – is focused on addressing that impact.

Sustainable Innovation is the Research & Development spend related to the development of new generations of products and solutions that address the United Nations’ Sustainable Development Goals 3 (Ensure healthy lives and promote well-being for all at all ages) or 12.

In 2022, Philips invested EUR 168 million in Green/EcoDesigned Innovation, a reduction compared to 2021 due to the completion of a  number of sizeable innovation projects in the course of 2022. We expect this spend to increase again in the years to come. In 2022, over EUR 1.8 billion was invested in Sustainable Innovation.

As the current EU Taxonomy delegated act only applies to sectors with highest CO2 emissions, Philips’ activities are not within the scope of this delegated act and consequently none of Philips' R&D investments were eligible under this taxonomy during 2022.

Philips Group

Green Innovation per segment

in millions of EUR

Diagnosis & Treatment businesses

Philips develops innovative diagnosis and treatment solutions that support precision diagnosis and effective, minimally invasive interventions and therapy, while respecting the limits of natural resources. Investments in Green Innovation in 2022 amounted to EUR 93 million, comparable to EUR 96 million in 2021.

All Philips EcoDesign/Green Focal Areas are taken into account as we aim to reduce environmental impact over the total lifecycle. Energy efficiency is an area of focus, especially for our large imaging systems such as MRI. Through circular-ready design, Philips also pays particular attention to enabling the upgrading and reuse pathways, so our customers can benefit from enhancements in workflow, dose management and imaging quality and availability of re-used service parts with the equipment they already own. In addition, we are reducing the amount of hazardous substance and improving our packaging. We continued to actively partner with multiple leading care providers to investigate innovative ways to reduce the environmental impact of healthcare, for example by maximizing energy-efficient use of medical equipment (by for example introducing EcoModes) and optimizing lifecycle value. Philips aims to close the loop on all medical equipment that becomes available to us by the end of 2025. To achieve this target, we actively drive trade-ins in markets where de-install, trade-in and reverse logistics capabilities are in place, and build these capabilities in countries that do not yet have them.

Connected Care businesses

Philips’ connected health IT solutions integrate, collect, combine and deliver quality data for actionable insights to help improve access to quality care, while respecting the limits of natural resources. It is our belief that well-designed e-health solutions can reduce the travel-related carbon footprint of healthcare, increase efficiency in hospitals, and improve access to care and outcomes. This has also become apparent during the COVID-19 crisis. Green/EcoDesigned Innovation investments in 2022 amounted to EUR 31 million, in line with EUR 32 million in 2021. Green Innovation projects in 2022 will deliver the coming years, among other things, new EcoDesigned patient monitors with lower environmental footprints, reflecting all the Philips EcoDesign/Green Focal Areas. Energy efficiency, material reduction, less hazardous substances and closing the loop activities are the main areas of focus.

Personal Health businesses

R&D investments at our Personal Health businesses amounted to EUR 40 million in 2022, compared with EUR 65 million in 2021, as some larger innovation projects were finalized in the course of 2022. The Personal Health businesses continued their work on improving the energy efficiency of their products, closing the materials loop (e.g. by using recycled materials in products and packaging), and the voluntary phase-out of polyvinyl chloride (PVC), brominated flame retardants (BFR), Bisphenol A (BPA) and phthalates from, among others, food contact and childcare products. More specifically, as part of our Fit for Future Packaging program, we launched the first plastic free, mailbox-ready, packaging solution in our Grooming and Beauty portfolio for an online One Blade shaver, and plastic free packaging in the Female Depilation and Hairstyling portfolio. Philips also launched a foldable, more energy-efficient hairdryer containing recycled plastic.

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

8.3.2Green/EcoDesigned Revenues

Green/EcoDesigned Revenues are generated through products and solutions that offer a significant environmental improvement in one or more Green Focal Areas – Energy efficiency, Packaging, Hazardous substances, Weight, Circularity, and Lifetime reliability – and thereby deliver a contribution to SDG 12 (Ensure sustainable consumption and production patterns). Green/EcoDesigned Revenues amounted to EUR 12.8 billion in 2022, or 71.7% of sales (70.5% in 2021). This increase is mainly attributable to higher Green/EcoDesigned revenues in the Precision Diagnosis and Personal Health businesses.

As the current EU Taxonomy delegated act only applies to sectors with highest CO2 emissions, Philips’ activities are not within the scope of this delegated act and consequently none of Philips' revenues were eligible under this taxonomy during 2022.

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

Diagnosis & Treatment businesses

In 2022, a number of main platforms were launched in our Diagnosis & Treatment businesses. CT7500 and various redesigns of current platforms have been launched offering further environmental improvements. Specific attention was paid to preparing for future EcoDesigned product launches.

Connected Care businesses

After several launches of new Green/EcoDesigned products in 2020, no major new launches took place in 2021 and 2022 except for the VS20 monitor which has good performance on all EcoDesign focal areas. New EcoDesigned Products are expected in 2023 with improvements on all EcoDesign focal areas.

Personal Health businesses

In our Personal Health businesses, the focus is on Green/EcoDesigned Products and Solutions that meet or exceed our minimum requirements in the areas of energy consumption, packaging, substances of concern, and application of recycled plastics. Green/EcoDesigned Revenues in 2022 amounted to 90% of total sales, compared to 85% in 2021. We continue to make progress in developing PVC/BFR-free products. More than 90% of our consumer product sales consist of PVC/BFR-free products, with the exception of power cords, for which there are not yet economically viable alternatives available. In our Oral Healthcare portfolio we introduced the first brush heads containing 75% bio-based materials.

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

During the COP 21 United Nations Climate Conference in Paris in 2015, we committed to become carbon-neutral in our operations, pursue all efforts to reduce our operational emissions, source all our electricity from 100% renewable sources, and offset all unavoidable emissions by year-end 2020. Since 2020, Philips has been carbon-neutral in its operations. We delivered on this commitment as a result of a comprehensive program that included energy-efficiency improvements, on-site renewables, Power Purchase Agreements, as well as business travel reduction and transport mode shifts to low-carbon emitting alternatives, and finally a carbon offset program.

Our efforts are acknowledged by the CDP (formerly known as the Carbon Disclosure Project), a global NGO that assesses the greenhouse gas (GHG) emission performance and management of reporting companies. In 2022, we were ranked on the CDP Climate Change 'A' List for our continued climate performance and transparency for the 10th consecutive year.

Having achieved our 2020 carbon neutrality target, we have raised the bar and set ambitious emission reduction targets to ensure we help limit the impact of global warming, not only in our operations, but throughout our value chain – collaborating with suppliers and customers to amplify our impact. That is why Philips has set new long-term emission reduction targets, which have been assessed and approved by the Science Based Targets initiative (SBTi) – locking down our commitment to drive climate action across the value chain, from suppliers to customers, and ensuring that we contribute to the decarbonization required to keep the global temperature increase below 1.5 °C. At COP 26, we announced our plan to step up our acclaimed supplier sustainability program with the goal of having at least 50% of our suppliers (based on spend) committing to science-based targets (SBTs) for CO₂-e emissions reduction by 2025.

We stepped up our commitment to reduce our scope 3 carbon emissions in line with the 1.5 °C global warming scenario (Paris agreement). This commitment has been reviewed and approved by the Science Based Targets initiative (SBTi) in 2022, after we sold the Domestic Appliances business in 2021. The latter had a material downward impact on our scope 3 emissions, requiring a new assessment by the SBTi.

In 2022, our net operational carbon footprint resulted in zero kilotonnes carbon dioxide-equivalent (CO2-e), mainly driven by continued use of 100% electricity from renewable sources and a continuing reduction in air freight. A total of 438 kilotonnes carbon dioxide-equivalent (CO2-e) were compensated via carbon offsets.

Philips reports all its emissions in line with the Greenhouse Gas Protocol (GHGP).

Philips Group

Net operational carbon footprint

in kilotonnes CO2 -equivalent

Scope 1

In our sites, we reduced our scope 1 (direct) CO2-e emissions by 16% compared to 2021. Scope 1 emissions cover the emissions from our direct fuel consumption and the use of refrigerants that have a global warming potential. The reduction in scope 1 emissions is mainly driven by our continued energy efficiency measures, our program to phase out fossil fuels, working from home, and mild winters. As the consumption of natural gas is still the main source of our scope 1 emissions, we will continue to drive down our overall consumption and find alternative renewable sources to heat our buildings.

Scope 2

In 2022, our indirect scope 2 (market-based method) CO2-e emissions declined by 33% compared to 2021. Scope 2 (market-based) emissions cover the emissions of non-renewable electricity and purchased (city/district) heating and cooling. As we have already been sourcing 100% renewable electricity since 2020, the remaining emissions are associated with purchasing (city/district) heating and cooling, which we leverage as a low-carbon alternative to natural gas to heat our buildings. Moving forward, we will continue to increase the renewable energy share of our (city/district) heating and cooling that we purchase.

To secure long-term delivery and quality of our renewable electricity, we have multiple Power Purchase Agreements (PPAs) in place. For instance, the Los Mirasoles wind farm in the US and the Krammer and Bouwdokken wind farms in the Dutch province of Zeeland. We closed the latter agreements with our renewable electricity purchasing consortium with Nouryon, DSM and Google, powering all our operations in the Netherlands. Combined with the Los Mirasoles wind farm, this covers 49% of our total electricity demand. In December 2020, Philips announced its next Power Purchase Agreement that will become operational during the summer of 2023, again in a purchasing consortium with Heineken, Nouryon and Signify, to power most of the remaining European sites with renewable electricity for the long term.

In 2022, our indirect scope 2 (location-based method) CO2-e emissions declined by 6% compared to 2021. Scope 2 (location-based method) emissions cover the emissions of electricity (excluding the renewable share) and purchased (city/district) heating and cooling. Emissions are calculated using average grid emission factors, ignoring the renewable electricity share of the reporting entity. This method indicates the efforts to reduce energy.

Our operational energy efficiency improved by 9%, from 0.031 GWh/millions EUR sales in 2021 to 0.028 GWh/millions EUR sales in 2022.

Our continued efforts to reduce our energy consumption, eliminate refrigerants with a high global warming potential (GWP), and increase our renewable energy share led to a 16% reduction in (scope 1 and scope 2 market-based) emissions in 2022 compared to 2021. Overall, we are making good progress, increasing our renewable energy share to 77% in 2022, from 74% in 2021. We are already overachieving our 2025 ambition to source 75% of our energy from renewable sources and delivering on our 2025 scope 1 and scope 2 (market-based method) ambition. Even though we have already achieved our 2025 SBTi targets, we will continue to accelerate our efforts to phase out fossil fuels (mainly natural gas) consumption from our operations by driving down overall consumption and finding alternative renewable sources, making sure we remain well on track to deliver on our long-term (2040) science-based targets.

Scope 3

In our operational carbon footprint, we include two scope 3 (indirect) emission categories – not included in scope 2 – that occur in the value chain, namely business travel and transportation & distribution. Together with our scope 1 and scope 2 (market-based method) emissions, these comprise our operational carbon footprint.

Our business travel emissions, covering emissions from air travel, lease cars and rental cars, increased by 20% compared to 2021. This is mainly due to the fact that more of our employees are traveling to meet customers and are using their lease cars again post-COVID-19. The remaining effects of COVID-19 also continued to keep these emissions low compared to pre-COVID-19 levels. Moving forward, we continue to electrify our lease fleet and to promote online collaboration post-COVID-19 to limit air travel, as well as increasing our efforts to move travelers to rail transport for shorter distances.

In 2022, we recorded a 22% decrease in emissions from our transportation & distribution compared to 2021. The scope of these emissions covers the CO2-e emitted by air freight, ocean freight, road freight and parcel shipments. As air freight accounts for most of our operational carbon footprint, we have taken several measures, such as the Corridor Project, where we shifted air freight shipments to ocean freight for several lanes. This helped to reduce our air freight emissions by 15% compared to 2021. CO2-e emissions from ocean freight decreased by 43% in 2022 compared to 2021. Most of these reductions can be attributed to the fact that the Domestic Appliances businesses have now been fully disentangled and (combined) shipment data for ocean freight now fully excludes all their related shipments. To quantify our ocean freight emissions by leveraging carrier-trade-lane specific emission factors, we use data from the Smart Freight Center – Clean Cargo (formerly known as the CCWG). This improved approach was implemented in 2021, allowing us to quantify our ocean freight emissions more accurately. This approach has been implemented for 2020, 2021 and 2022.

Emissions from parcel shipments decreased by 10%, as the number of shipments increased but was mitigated by shorter average distances per shipment. The emissions from road transport decreased by 51%, mainly driven by a reduction of shipments and the average weight per shipment. The emission reductions in road freight are also impacted by the inclusion of combined shipments of Domestic Appliances and Philips in 2021. Historically, we were not able to exclude all the Domestic Appliances businesses' shipments from our shipment data.

Moving forward, we will continue to drive efforts to further reduce emissions from air freight and are exploring options to source sustainable fuel alternatives for shipments, which will help us to reach our long-term emission reduction targets.

Although reduction is key to achieving carbon neutrality, unavoidable carbon emissions required offsetting to gradually drive down our emissions to zero by year-end 2022. We did this by financing projects in emerging regions that have a strong link with UN Sustainable Development Goals 3 (Ensure healthy lives and promote well-being for all at all ages) and 12 (Ensure sustainable consumption and production patterns). In 2022, we decreased offsets to 438 kilotonnes, equivalent to the annual uptake of approximately 13 million medium-sized oak trees. This covers the total emissions of our entire operations, including all CO2-e emissions from our sites, all business travel, and all transportation & distribution. We do this by financing carbon reduction projects through long-term carbon offsets in emerging regions that drive social, economic and additional environmental progress for the local communities, such as:

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

Protecting forests through sustainable production

Deforestation is reduced through promotion of sustainable businesses to protect the forest. Unsustainable harvest of fuelwood is reduced. The forest supports the supply of water to other parts of Ethiopia and neighboring countries. It is also the habitat of diverse and, in some cases, rare species. To ensure quality, all offsets are verified under the VCS standard.

Increasing employment through provision of sustainable energy

The energy supply gap is reduced by providing access to clean energy and related employment through wind generation in India. This enables an improvement in livelihoods. To ensure quality, all offsets are verified under the VCS standard.

Improving respiratory health and reducing deforestation through provision of clean cookstoves

By supporting a range of cookstove technologies across Ghana and Kenya, the projects improve respiratory health, reduce fuel costs and reduce deforestation for fuel. This also enables more time for paid work, thus improving prospects. To ensure quality, all offsets are verified under the Gold Standard.

Operational carbon footprint

Philips Group

Operational carbon footprint by scope

in kilotonnes CO2-equivalent unless otherwise stated

	2018	2019	2020	2021	2022
Scope 1	36	32	30	27	23
Scope 2 (market-based)	26	14	3	3	2
Scope 2 (location-based)	200	196	173	177	167
Scope 3	687	622	485	489	413
Scope 3 - Transportation & Distribution	540	470	415	417	327
Scope 3 - Business Travel	147	152	70	72	86
Total (scope 1, 2 (market-based), and 3)1)	749	668	518	519	438
Emissions compensated by carbon offset projects	314	416	518	519	438
Net operational carbon emissions	435	252	-	-	-

Operational CO2e efficiency in tonnes CO2e/mln EUR sales	47.2	39.0	29.9	30.3	24.6
1)Considered as operational carbon footprint

In 2022, we updated our emission factors to the latest available sources to reflect the most accurate results. Historical emissions of our discontinued Domestic Appliances business have been excluded for all years, except for some combined ocean and road freight shipments in 2021 as described above. Where available, actual emission allocations were applied. Where business-specific emission data were not available, a spend allocation key was applied. Philips reports all its emissions in line with the Greenhouse Gas Protocol (GHGP).

Energy consumption

Philips Group

Energy consumption1)

in gigawatt hours (GWh) unless otherwise stated

	2018	2019	2020	2021	2022
Electricity consumption	421.6	403.5	381.6	389.1	382.1
Renewable electricity	374.6	382.0	381.3	389.1	382.1
In-contract renewable electricity	146.8	95.5	63.1	56.7	39.6
Power Purchase Agreement (PPA)	45.7	160.9	186.2	168.7	187.4
Purchased renewable electricity certificates	181.1	124.5	130.0	161.3	152.3
Renewable electricity generated and consumed on-site	1.0	1.1	2.1	2.4	2.7
Fuel consumption	146.1	134.7	133.8	120.6	102.7
Natural gas	137.0	127.3	126.4	116.3	97.7
Other non-renewable fuel	9.1	7.4	7.4	4.3	5.0
Purchased heat, steam and cooling	17.2	17.8	12.4	14.4	11.9
Total energy consumption	584.9	556.1	527.9	524.1	496.7

Renewable energy consumption	374.6	382.0	381.3	389.1	382.1
Renewable energy share	64%	69%	72%	74%	77%
Renewable electricity share	89%	95%	100%	100%	100%

Non-renewable energy consumption	210.3	174.0	146.5	135.0	114.7
Non-renewable energy share	36%	31%	28%	26%	23%
Sales to thirds in millions of EUR	15,878	17,147	17,313	17,156	17,827
Operational energy efficiency in GWh/millions EUR sales	0.037	0.032	0.030	0.031	0.028
1)This table reflects Philips energy consumption, excluding potential heat and transmission losses from electricity generation and transport

Our high-level plan to deliver on Science Based Targets

Philips has set long-term CO2-e emission targets approved by the Science Based Targets initiative (SBTi) for all three scopes. The approval confirms that Philips’ targets across our value chain are in line to limit global warming to below 1.5 °C. By joining forces with our customers and suppliers, we can reduce our shared carbon footprint and help create a sustainable and more resilient healthcare industry.

Together with our customers and suppliers, we intend to continue to reduce our collective need for fossil fuels by using renewable and energy-efficient alternatives. To deliver, we will focus on the following four objectives:

  Collaborating with our suppliers to reduce emissions in our supply chain
  With growing global concerns about the impact of climate change, there is a pressing need for industry and business to manage and reduce CO2-e emissions across the entire value chain – including at supplier level. To this end, we have invited many of our largest suppliers – first-tier manufacturing and transportation-related suppliers – to report their climate performance and strategy as part of the Carbon Disclosure Project (CDP) Supply Chain program. Additionally, we engage with these suppliers to reduce their emissions as part of our Supplier Sustainability program. In October 2021, during COP26, we announced our ambition to have at least 50% of our suppliers (based on spend) committed to science-based targets for carbon reduction by 2025. At year-end 2022 already 41% of our suppliers (based on spend) had committed. Please refer to  Supplier indicators for more details.
  Minimizing our climate impact in our supply chain by adopting circular economy principles
  From a climate perspective, applying circular business models leads to a significant emission reduction in our supply chain. As the value of materials is retained, the need for new abiotic resources is significantly reduced, and consequentially, the need for energy to produce those new resources/materials, leading to reduced emissions. This is also part of our Circular Economy program.
  Transitioning to lower carbon emitting energy in our sites
  By continuing to phase out fossil fuels at our sites, we will be able to achieve our long-term emission targets. This entails, for example, moving towards geothermal and district heating and cooling solutions where available.
  Designing energy-efficient products and collaborating with our customers to reduce emissions during the use-phase
  More and more, our customers – both in healthcare and retail – are seeking solutions that are less impactful to the environment. To address that demand, we are continuously reducing the climate impact of our products by increasing energy efficiency, increasing the use of recycled plastics and other recyclable materials, and ensuring we make our packaging easier to re-use and recycle. We see improving energy efficiency as a huge lever to deliver on our value chain emission reductions. In 2022, we performed an initial assessment of our scope 3 category Use of Sold Products by estimating the lifetime energy consumption and applying the Life-Cycle Assessment (LCA) methodology on a country-by-country basis. Initial results indicate that the emissions from the use of sold products are 3,898 kilotonnes CO2-e, approximately 9 times more than our entire operational carbon footprint. This emphasizes the need to drive energy efficiency efforts under our EcoDesign program and collaborate with our customers to magnify our impact.

Taskforce on Climate-related Financial Disclosures (TCFD)

Philips recognizes the importance of identifying, assessing and mitigating climate-related risks to ensure business continuity and resilience. This 2022 integrated financial, social and environmental report aims to follow the recommendations of the TCFD.

In 2022, relevant risks and opportunities have been quantified by applying Philips’ internal risk assessment methodology. This ensures alignment with the risk management team, increasing cross-business comparability and integration with already existing risk screening procedures. Moreover, physical risk factors were evaluated on a site-specific level by exploring 25 of our financially material sites in more detail. Transition risks on the other hand, were assessed on a company level and by subject matter experts. The reason for this differentiation is because physical risks vary on a regional level while transition forces generally apply on a global scale.

The site-specific analysis leveraged both the external Munich RE NATHAN tool and internal site experts. While RE NATHAN uses scientific models to determine how exposed different regions are to climate risk factors, the site-specific experts have access to specialized knowledge on the climate change preparedness of the sites. Combining both internal and external expertise ensured we have a holistic view that considers both regional implications and Philips specific implications. RE NATHAN assessed which of the following hazards are most threatening in the medium-term accounting for four global warming scenarios (RCP 1.9, RCP 2.6, RCP 4.5, and RCP 8.5): drought, heat stress, precipitation, river flood, and tropical cyclones. In case one or multiple risk factors seemed impactful in the future we then asked site specific experts to provide us with a more detailed impact and control measure evaluation. This thereby provided us with a good overview on how exposed we currently are to extreme or chronic weather conditions and highlighted key action points.

We also further assessed internal and external forces pushing Philips to a low carbon future considering three global warming scenarios. In our 1.5 and 2 degrees model (RCP 1.9 and 2.6) we assumed that strong cross sector pressures exist. Governments enforce strict environmental rules, society is environmentally conscious, and the private sector invests in collaborative innovations. In contrast, the 4ºC global warming scenario (RCP 4.5) assumed short-sighted governments focused on protectionism, customers with a cost orientation, and a private sector focused on product innovation. For each scenario, experts were then consulted to determine the potential likelihood of the predefined transition risks/opportunities becoming material. We, furthermore, assessed the potential impact of the risks/opportunities unraveling and to what extent we can control the underpinning risk or exploit the opportunity.

Through our ambition to reduce CO2 emissions in our entire value chain in line with a 1.5 °C global warming scenario, we are reducing our exposure to transition risks, such as changing legislation, changing customer demands and carbon pricing. Nonetheless, strong government policies in line with the Paris Agreement could result in higher carbon pricing impacts for Philips, its supply chain, and its customers. Furthermore, a global financial downturn could also promote inertia in the field of environmentally friendly innovations. Hence, our Science Based Targets are a key factor in mitigating the risk associated with the changing legislation, customer preferences and preventing inertia.

In 2023, we plan to further assess the impact of climate change on our value chain and continue to standardize our assessment process.

Water

Philips is not a water-intense company. However, a number of our manufacturing sites are located in water-stressed regions in, for example, USA (California), India and Israel. With the help of the WRI Aqueduct tool, the water withdrawn from areas with high baseline water stress was identified across all Philips' industrial operations. It shows that around 13% of the industrial sites are located in Extremely High (>80%) baseline water stress areas. However, the impact from these operational sites is very limited, only amounting to 4% of Philips' total water withdrawal.

We were included in the CDP "A-list" for water in the 2022 ranking, achieving a 'double-A' score when combined with our Climate Change results.

Total water withdrawal in 2022 was 677,632 m3, a 4% decrease compared to 2021 and a 5% reduction compared to 2019 (pre-COVID level). Water consumption in 2020 and 2021 was impacted by the government-mandated lockdowns and the working-from-home protocol – resulting in a significant reduction in water intake at several sites (mainly in China).

Diagnosis & Treatment, which consumes 46% of total water usage, recorded an 8% decrease, mainly caused by lower construction activity and effective processes, mitigated by a site expansion in India. Personal Health recorded a 4% increase. This was mainly due to the construction of a new factory in China, mitigated by decreased production volume at a water-intensive manufacturing site in Asia. Connected Care showed a decrease of 7%, due to the decreased production volume at a site in Asia, mitigated by construction activity at a site in North America.

Philips Group

Water withdrawal

in thousands of m3

	2018	2019	2020	2021	2022
Diagnosis & Treatment	288	295	286	337	310
Connected Care	161	150	116	119	111
Personal Health	238	265	221	247	257
Philips Group	687	710	623	703	678

In 2022, 99.7% of water was purchased and 0.3% was extracted from groundwater wells.

Waste

In 2022, our manufacturing sites generated 22,802 tonnes of waste, an increase of 3% compared to 2021, mainly driven by the high impact of our construction activities in different locations across the globe and changes in the operations.

The Diagnosis & Treatment businesses increased waste by 7%, mainly driven by a strong increase in construction-related reused material in Best (see below), which was partially offset by the operational changes and lower construction activity on the other sites. The reported reused materials now constitute 22% of total waste. The Connected Care businesses increased waste by 5% due to the increased volume of reused materials and operational changes. The reported reused materials are 24% of the total waste. Personal Health decreased waste by 3% due to lower construction activity and changes in production.

Re-using temporary offices to house refugees

In the past, Philips in Best (Netherlands) decided to purchase temporary offices to resolve office space shortages, and after many years these temporary offices became redundant. Since the temporary offices were still of good quality, Philips made every effort to find a sustainable solution for the building and found a partner in COA (Centraal Orgaan opvang asielzoekers, the Dutch national organization helping asylum seekers). These units were completely refurbished for their new purpose: a COA location for people seeking asylum in the Netherlands. The 'new' building is located in Zeist. By re-using the offices, we are contributing to the provision of good housing for asylum seekers and to a circular society.

Philips Group

Total waste

in tonnes

	2018	2019	2020	2021	2022
Diagnosis & Treatment	8,368	9,675	19,703	9,974	10,694
Connected Care	3,962	4,095	3,475	2,753	2,899
Personal Health	8,820	8,758	7,929	9,477	9,209
Philips Group	21,150	22,528	31,107	22,204	22,802

Until 2020, total waste consisted of waste that is delivered for landfill, incineration, waste to energy or recycling. We extended the scope with materials sent for reuse and other recovery as of 2021.

Materials delivered for reuse, other recovery or recycling via an external contractor amounted to 20,406 tonnes, which equals 89% of the total waste. Of the 11% remaining waste, 77% comprised non-hazardous waste and 23% hazardous waste. We recorded 1,484 tonnes of waste prevented in our own activities in 2022, compared to 1,525 tonnes in 2021.

Philips Group

Total waste by destination in tonnes

	Waste generated	Hazardous waste	Non-hazardous waste
Reuse	3,382	11	3,371
Recycling	16,978	1,582	15,396
Other recovery	46	0	46
Waste diverted from disposal by recovery operation	20,406	1,593	18,813
Incineration (with energy recovery)	1,802	156	1,646
Incineration (without energy recovery)	412	383	29
Landfilling	182	5	177
Waste directed to disposal by disposal operation	2,396	544	1,852
Total waste generated	22,802	2,137	20,665

Our sites addressed both the Circular Material Management percentage as well as waste sent to landfill, as part of our ESG commitments.

The Circular Material Management percentage has replaced the recycling percentage, and includes circular measures such as waste prevented, reuse and other recovery, but excludes waste delivered to landfill and incineration (with and without energy recovery) due to regulatory requirements. The Circular Material Management percentage was 91% in 2022, compared to 87% in 2021.

Our Zero Waste to Landfill KPI excludes one-time-only waste and waste delivered to landfill due to regulatory requirements. According to this definition, in 2022 we reported 1 tonne of waste sent to landfill, a significant reduction compared to 19 tonnes in 2021. All our 23 industrial sites achieved Zero Waste to Landfill status at the end of 2022.

Philips Group

Total waste by composition in tonnes

	Waste generated	Waste diverted from disposal	Waste directed to disposal
Wood	4,413	4,356	57
Paper/cardboard	4,122	4,117	5
Metal scrap	3,490	3,440	49
Plastic waste	2,891	2,533	358
General waste	2,308	1,266	1,042
Demolition scrap	2,216	2,163	53
Chemical waste	2,117	1,570	547
Other	1,245	961	285

8.3.4Supplier indicators

Philips’ purpose to improve people’s health and well-being extends throughout our value chain. At Philips, we have a direct business relationship with approximately 5,300 product and component suppliers and 17,100 service providers. Our supply chain sustainability strategy is evaluated annually through a structured process, combined with multi-stakeholder dialogues. From this, we have developed multiple programs aimed at driving sustainable improvement. These programs cover compliance with our policies, improvement of our suppliers’ sustainability performance, our approach towards responsible sourcing of minerals, and reducing the environmental impact of our supply base.

Supplier sustainability compliance

Two core policy documents form the basis of our supplier sustainability compliance approach: the Supplier Sustainability Declaration and the Regulated Substances List.

Supplier Sustainability Declaration (SSD)

The SSD sets out the standards and behaviors Philips requires from its suppliers. The SSD is based on the Responsible Business Alliance (RBA) Code of Conduct, in alignment with the UN Guiding Principles on Business and Human Rights and key international human rights standards, including the ILO Declaration on Fundamental Principles and Rights at Work and the UN Universal Declaration of Human Rights. It covers topics such as Labor, Health & Safety, Environment, Ethics, and Management Systems. This year, we made several changes to the supplier code of conduct, adding multiple expected behaviors that go beyond the RBA Code of Conduct. The RBA is the world’s largest industry coalition dedicated to responsible business conduct in global supply chains. As a Regular member of the RBA, Philips is required to commit publicly to the RBA Code of Conduct and actively pursue conformance to the Code and its standards, which must be regarded as a total supply chain initiative.

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

Supplier Sustainability Performance (SSP) - 'Beyond Auditing'

In 2016, Philips first piloted its 'Beyond Auditing' approach to engage suppliers on ESG matters, with a focus on:

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

Supplier classification

Supplier selection for the program is based on criticality. Criticality of suppliers is determined through an assessment of the supplier’s associated risks and opportunities, such as strategic importance of their components, annual spend, and substitutability. In 2022, 14% of our suppliers were considered critical. After this initial assessment, the engagement strategy is tailored based on the suppliers’ current performance in terms of sustainability.

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

Our 2022 results

In 2022, three zero tolerances were found across the following categories: health and safety, labor, and environmental impact. Two of the three cases were successfully closed in 2022. The remaining zero tolerance was found in Q4 2022 and is still pending closure.

Philips measures the impact of SSP engagements through the number of lives improved in the supply chain. This is derived from the improvements that suppliers make in their performance. To determine improvements, we calculate the pro rata change in performance from one year to the next.

Philips Group

Lives improved in the Supply Chain (thousands of Lives)

	2020	2021	2022
Lives improved in the Supply Chain	302	430	459

In 2022, the overall year-on-year improvement in performance was 51% for suppliers that entered the program in 2021. The number of employees impacted at suppliers participating in the SSP program was approximately 459,000. This figure includes suppliers assessed in the last three years, for which the supplier has communicated their number of employees via the self-assessment questionnaire, which was validated during the on-site assessment. For those workers, labor conditions improved, the risk of serious injury reduced, and the negative environmental impact of suppliers was brought down. This includes the workers at suppliers of the Domestic Appliances business, for which Philips continued the sustainability engagement. For a detailed break-down of percentage improvements realized by active suppliers in the past year, by comparing the assessment in 2022 to their previous assessment, refer to the following table.

Philips Group

SSP 2022 performance: pro-rata improvements

in %

Topics	Policy	Procedures	Implementation	Management Responsibility	Communication	Risk control	Target Setting &Tracking	Corrective action approach	Supplier management
Environment	3%	10%	14%	9%	7%	29%	17%	15%	17%
Health and Safety	17%	22%	29%	2%	9%	25%	37%	23%	13%
Business Ethics	24%	19%	63%	86%	42%	551%	54%	141%	(10)%
Human Capital	19%	27%	48%	24%	13%	37%	1%	14%	6%

Categories which showed the biggest improvement are:

  Risk control of Environmental topics: improving the audit process to periodically assess conformance including compliance with applicable laws and regulations pertaining to environmental topics
  Target setting and tracking of Health & Safety topics: improving periodic evaluations of health and safety risk identification and control mechanisms, setting targets on occupational injury or illness, and progress reporting mechanisms
  Implementation for Human Capital: improving the approach to implement policies and procedures into formal records for the supplier’s human capital management system.

In 2022, 47 suppliers were added to the SSP program. Of the population of suppliers that entered the program in the year before 2022 and have been assessed at least once in the past three years, 249 suppliers were still active in 2022. The combined group represents 39% of our critical suppliers who are in the program.

As part of the adoption of our ESG commitments, we have set the target to improve the lives of 1 million workers in our supply chain by 2025. To achieve this, we started to ramp-up our engagement since 2021, adding a higher number of 2nd tier suppliers due to changing risk profiles. We expect to roll out the program to additional manufacturing countries in the years to come.

Additional progress made in 2022

Philips started a collaboration with the Responsible Business Alliance (RBA) in 2021, to extend the reach of its Supplier Sustainability Performance program across the wider industry – and impact lives outside of its own supply chain. From 2022, cross-industry peers can access Philips’ Supplier Sustainability Performance program tools and methodologies through the RBA’s Responsible Factory Initiative (RFI), which helps companies to assess and develop supply chain partners. This means Philips’ industry peers around the world will now benefit from proven approaches to supplier sustainability and are enabled to make their own rapid advances. As part of the launch of the RFI program, Philips had 15 of its own suppliers join. It plans to direct more suppliers towards the RFI program in the years to come.

Philips is actively applying the latest insights in data science and machine learning methods to make the SSP program more efficient in determining the sustainability maturity of suppliers, while also increasing the effectiveness of our supplier improvement approach.

In 2022, a software tool was launched that enables prediction of suppliers’ actual performance, based on a limited number of survey questions. This tool is helping us to greatly reduce the time spent on assessments. This leaves more room for Philips experts to support suppliers in their capability building, by sharing best practices and creating business cases that enable improvements.

On an annual basis, Philips experts organize quality trainings in the sustainability area for suppliers in the scope of the SSP program.

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

Philips applies collective cross-industry leverage through active engagement via the Responsible Minerals Initiative (RMI, formerly known as the Conflict Free Sourcing Initiative (CFSI)). RMI identifies smelters that can demonstrate, through an independent third-party audit, that the minerals they procure are conflict-free. In 2022, Philips continued to actively direct its supply chain towards these smelters.

The Philips Conflict Minerals Due Diligence framework, measures and outcomes are described in the Conflict Minerals Report that we file annually to the US Securities and Exchange Commission (SEC). The conflict minerals report is also publicly available on Philips’ website.

Each year, we work with our suppliers on the quality of their due diligence reporting by setting minimum criteria for the Conflict Minerals Reporting Templates (CMRT). In addition, we strive to reduce the number of non-identified smelters. The quality of the CMRTs dropped 6 percentage points compared to the 2021 due diligence results. The number of non-listed smelters remained zero (2021: 0).

Philips Group

Conflict Minerals Due Diligence results

Key performance indicator	2020	2021	2022
Response rate of suppliers	99%	99%	95%
CMRTs that satisfied minimum acceptance criteria	85%	84%	78%
Non-listed smelters in our supply chain	0	0	0
Cobalt

Philips has performed due diligence on cobalt since 2019. We use cobalt predominantly in lithium-ion batteries. As part of this initiative, we engaged suppliers that provide materials containing cobalt. In 2022, we again reached a 100% response rate (2021: 100%).

Case study: Responsible Peruvian Gold

Whilst legally registered and recognized by government bodies, Artisanal Small-scale Mining organizations (ASMOs) in Puno largely fail to meet the due diligence requirements of international buyers. The cause of this is the use of informal practices, poor productivity and exposure to health and safety risks including the use of mercury. For the same reason, these mines fail to receive lines of credit from formal lenders (e.g. banks), meaning they are less able to upgrade their production methods. This lack of formalization presents drawbacks, mainly that mines miss out on better terms of trade and finance, gold is at greater risk of sale into illicit markets, and that mines are less likely to pursue responsible mining practices and modern equipment, negatively impacting miners and the environment.

The Responsible Peruvian Gold (RPG) project will support target ASMOs to achieve Fairtrade certification and export Fairtrade certified gold. ASMOs will be supported to operate legally and formally, enabling them to access finance from formal lenders, uptake more responsible and productive mining practices, and access international markets on Fairtrade terms. Fairtrade (one of the world’s leading certification schemes for responsible ASM) will work alongside FairCapital (a pioneering lender) and Valcambi (one of the world’s largest precious metals refiners) in the delivery of project activities between 2021 and 2023.

Case study: Access to responsible markets in the lake Victoria region

In Kenya's and Uganda's artisanal and small-scale gold mining (ASGM) sector, miners' organizations are often unable to qualify for financing from formal lenders. This hinders ASGM’s ability to invest into improving their productive and sustainability performance and instead perpetuates the cycle of poverty and associated negative social and environmental impacts. ASGM's are in many instances also unable to meet due diligence expectations of international off-takers. Meeting these due diligence standards is essential for maintaining local markets and their positive contributions to development, especially in light of the heightened due diligence standards

The LVGP is working towards a service-led approach to professionalize ASGM across the Lake Victoria region. Leveraging previous work by project partners in the region, the LVGP will provide formalization support to ASMOs, ensure access to formal markets and provide access to equipment to improve production and health & safety performance, by providing capacity development and technical assistance needed to enable this transition. In parallel, the project aims to integrate responsibly produced ASM gold into electronics supply chains, aiming to match production of responsibly produced ASM gold with downstream demand for ASM gold from conflict-affected and high-risk areas (CAHRAs).

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

IRBC Responsible Gold Agreement

In June 2017 Philips signed the Responsible Gold Agreement, joining a coalition to work on improving international responsible business conduct across the gold value chain. Signees included goldsmiths, jewelers, recyclers, NGOs, electronics companies, trade unions, and the Dutch government. This partnership intends to bring about cooperation between companies, government, trade unions, and NGOs to prevent abuses within production chains. From September 2019, Philips represented gold and precious metal, recycling, and electronic companies in the steering committee of the Responsible Gold Agreement. The multistakeholder initiative concluded in June 2022. While not all of the initially set-out goals were met, the partnership achieved the following results:

  A large majority of participating companies improved their due diligence approach that helps ensure responsible sourcing
  Smaller participants joined forces in collective outreach to smelters, increasing the willingness to engage
  An impact project was started as part of this collective, that improved the situation for Artisanal Small Mines in Uganda

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

Philips Group

% of suppliers committed to science-based targets

	2021	2022
% of suppliers committed to Science Based Target	28%	41%

We consider suppliers to have committed to science-based targets when this is communicated via their CDP disclosures, public websites and announcements (on a Science Based Target, Net Zero Target, or equivalent), or the Science Based Targets Initiative website. Multiple activities have been deployed to support our achievement of this climate target. We consider spend to be relevant if it relates to product and component suppliers and relevant service providers, like logistics and information technology suppliers.

CDP engagement:  Since 2011 we have been partnering with CDP Supply Chain, through which we invite suppliers to disclose their environmental performance and carbon intensity. In 2022, there was a response rate of 85% (2021: 87%). Part of the reason for the lower response rate is an increase in the number of invited suppliers by 62% compared to 2021. With more than 500 of our biggest suppliers included in the CDP engagement program in 2022, CDP confirmed Philips is in the top tier in terms of its supplier engagement coverage.

Of the group that responded, 59% engaged in emission-reduction initiatives (2021: 61%). In addition, 47% committed to carbon emission targets (2021: 56%). Our suppliers undertook projects in 2022 that resulted in savings on carbon emissions amounting to 27 million metric tonnes CO2.

Philips Group

Supplier response rate to CDP questionnaire

2020	2021	2022
91%	87%	85%

Data-driven insights: Through accurate data insights, Philips’ buyers are enabled to consider climate action in their supplier selection. In 2022, 41% of our purchases (in spend) were made at suppliers that have committed to science-based CO2 reduction targets.

Capability building: We support suppliers in advancing their company approach to climate action, offering (online) guidance that is tailored to their climate action maturity. In 2022, we further grew the offering of tailored feedback and guidance for 76% of our suppliers to support their growth in capabilities and help improve their approach.

Opportunities for decarbonization: Through on-site assessments we identify energy efficiency opportunities that enable our suppliers to make cost-effective carbon reductions. Our team calculates for the supplier what the cost impact would be, and also the return. In 2022, 17 on-site assessments took place, which resulted in tailored plans for improvement.

8.4Social performance

Our people strategy and culture support a constantly evolving workforce capable of delivering strong business performance and executing our strategy. As such, we focus on developing our Workforce of the Future and delivering on our deep commitment to Inclusion & Diversity.

Together with the announcement of our Q3 results in October 2022, we had to take the difficult decision to reduce our workforce by approximately 4,000 roles globally. This was followed in January 2023 by the announcement of a further reduction of our workforce by an additional 6,000 roles globally. While executing these measures, we are committed to leading with openness, respect and care at every step of the way. We highly respect our impacted employees and are focused on providing support for them during this process and helping them find a new role.

8.4.1Improving people’s lives

Lack of access to affordable, quality care is one of the most pressing issues of our time. Climate change is exacerbating this situation and putting the lives of millions of people at risk. At Philips, we are conscious of our responsibilities towards society and the planet. It is our purpose to improve people’s health and well-being through meaningful innovation. As such, we aim to improve the lives of 2.5 billion people a year by 2030. To ensure we remain on track to achieve this goal, we have developed an integrated approach that tells us how many lives have been improved by our products and solutions in a given year. We call this our Lives Improved model.

The Lives Improved model helps us to track our performance on a country-to-country basis in line with UN Sustainable Development Goal 3,  allowing us to shape strategies to ensure healthy lives and promote well-being for all at all ages.

In 2022, Philips improved 1.81 billion lives, an increase of around 135 million compared to 2021. This increase was driven by a steady growth of all segments and the inclusion of our Picture Archiving and Communication System (PACS) products in the Lives Improved model. PACS is an image-management software within our Enterprise Diagnostic Informatics business. From a market perspective, we saw significant growth mainly in Latin America, North America, Asia Pacific, Iberia, Middle East & Turkey, and Africa.

Philips believes that improving access to healthcare requires meaningful innovation. It also requires a deep understanding of the relationship between all stakeholders and their specific needs in underserved communities to truly make a difference and help improve access to healthcare. We have an additional commitment to improve the lives of 300 million people in underserved communities with our health-related products by 2025, rising to 400 million by 2030. This commitment allows us to increase our focus on those populations where we can make a positive impact by providing access to effective and affordable healthcare for those in greatest need. By combining the strengths of Philips, Philips Ventures, Philips Foundation, and its partners, we can provide better healthcare and improve health outcomes for all. In 2022, our health-related solutions improved the lives of 202 million people in underserved markets (an increase of 35 million compared to 2021).

For more information, please refer to our Lives Improved methodology document.

Lives Improved per market

The following table shows the number of Lives Improved per market.

Philips Group

Lives improved per market

Market	Lives Improved (million)1)	Population (million)2)	Saturation rate (as % of population)
Africa	29	1,340	2%
ASEAN & Pacific	125	976	13%
Benelux	26	30	87%
Central & Eastern Europe	79	164	48%
Germany, Austria & Switzerland	84	101	83%
France	44	68	64%
Greater China	496	1,442	34%
Iberia	47	58	81%
Indian Subcontinent	92	1,610	6%
Italy, Israel & Greece	47	81	58%
Japan	48	125	38%
Latin America	158	654	24%
Middle East & Turkey	72	378	19%
Nordics	19	28	68%
North America	360	369	98%
Russia & Central Asia	50	252	20%
UK & Ireland	41	73	56%
1)Source: Philips, double counts eliminated2)Source: The World Bank, CIA Factbook & Wikipedia

8.4.2Workforce of the Future

In 2022, transforming our organization and workforce for the future remained a key pillar of our People strategy. We are operating in a fast-changing landscape and adapting to changes in the nature of work accelerated by the pandemic. Moreover, at the end of 2022, a company-wide change initiative was launched. This requires us to continuously evolve capabilities in support of our business transformation. Our focus on the Workforce of the Future helps us attract, onboard, develop and retain a workforce that is fit for today and future with the skills and capabilities to successfully deliver on our strategic imperatives.

We staff our positions based on assessed behavior, potential and capabilities. In 2022, we filled 71% of our Director-level and more senior positions from within the company. We ensure our candidates are high performers with strong potential – more than 69% of all internal vacancies were filled by appointing top performers. We supplement this internal growth with targeted external hiring, bringing in employees with the behaviors and capabilities we require for our Workforce of the Future.

Strategic Capability Building

We apply an enterprise-wide Strategic Workforce Planning approach, which all businesses, markets and functions adopt as part of the strategic planning cycle, to identify and develop the capabilities needed to realize our ambitions as a health technology company. This approach recognizes that capabilities are complex, with people, processes and systems being developed holistically. In 2022, we strengthened our focus on strategic priorities and top talent and used the lens of strategic enterprise capabilities to streamline our talent attraction, onboarding, and development initiatives.

Total Workforce Strategy

We continue our Total Workforce Strategy, which considers all sources of skills, capabilities, locations and changes in the labor market in order to deliver the Workforce of the Future. Our Right Shoring & Sourcing methodology is used to implement this strategy. This methodology steers improvements in workforce composition towards the ‘right shore’ (onshore, nearshore and offshore) and the ‘right source’ (employees, contingent workers and outsourced). The program has delivered € 20 million in savings in 2022.

We continue working with the Freelance Management System, which covers India, Netherlands, Germany and the USA. By advertising opportunities for freelancers on our own career site alongside employee jobs, in 2022 we filled 48% of all our freelancer roles without having to go through staffing agencies.

Our Philips-wide Graduate Development Program (GDP) continues to perform well and has increased from 40 participants in 2021 to 285 in 2022. The GDP lasts two years and includes three job rotations, as well as offering the graduates a comprehensive learning and development track and access to career centers to help guide future steps. We continue focusing on campus hiring, with 901 campus hires in 2022. Philips also offered meaningful work experience to 1,822 interns in 2022, and they formed a critical source of our graduate hires – with 55% of all graduate hires having been an intern with us prior.

8.4.3Inclusion & Diversity

As a health technology leader, we attach great importance to the health and well-being of our workforce and to creating an environment of inclusion and belonging, where all employees feel psychologically safe. Our company’s success depends on our employees feeling valued, respected, and empowered to contribute fully. We are a diverse team made up of some 77,000 individuals across over 100 countries, all with different backgrounds, perspectives, and experiences. We fully value and leverage these differences to ensure that creativity and innovation can flourish. Philips’ commitment towards Inclusion & Diversity is reflected in our General Business Principles and the company-wide Inclusion & Diversity Policy and Fair Employment Policy.

Representation

We continue to put in place measures to enhance representation of diverse talent at all levels within the organization, and to ensure that representation at senior management levels reflects the diversity of our stakeholders, including consumers, our customers and their patients.

To this end, in 2022, Philips restated its commitment to having 35% of senior management positions held by women, by the end of 2025. Senior management positions (including senior directors and executives) amount to approximately 1,300 employees. As of year-end 2022, we had reached our initial goal (set in 2020) of a 30% representation of women in senior management.

Our Supervisory Board has adopted the Diversity Policy for the Supervisory Board, Board of Management and Executive Committee, which also includes the Supervisory Board’s aim that at least one-third of the members of each of the Board of Management and the Executive Committee are women and at least one-third are men. For more information on the Diversity Policy, please refer to Report of the Corporate Governance and Nomination & Selection Committee. At year-end, none of the three members of the Board of Management were women, and two out of the other nine members of the Executive Committee were women. These numbers reflect a slight decline compared to previous years (2021: 3 out of 13; 2020: 3 out of 15), pending expected announcements of new leaders. The company generally seeks to fill vacancies by considering candidates that bring a diversity of (amongst others) gender, and it is noted that the selection of candidates is based on merit and there have been and may be pragmatic reasons – such as other relevant selection criteria and the availability of suitable candidates – that have impacted the achievement of our gender diversity goals.

Long-term Inclusion & Diversity ambitions are embedded in our People strategy. In our ongoing effort to increase transparency and accountability, we are sharing data on the representation of women throughout our businesses, markets and functions, including a monthly review with the Executive Committee. We closely monitor the inflow, advancement and outflow of talent, which makes it possible to customize goals and intervene where appropriate. We continue various initiatives around unconscious bias, health and well-being, inclusion and development of underrepresented talent.

Philips Group

Gender diversity

in %1)

1)Includes Domestic Appliances

Global Diversity Council

Our Global Diversity Council is comprised of 10 senior leaders representing our businesses, markets and functions. The Council provides governance and oversight on diversity efforts, promotes company-wide behavior change, and communicates on progress. Additionally, every Council member is an Executive Sponsor to one of our Employee Resource Groups.

Employee Resource Groups

Since 2016, Employee Resource Groups (ERGs) provide an inclusive space for employees to support and care for one another, develop skills, experience meaningful cultural connections, expand their knowledge, all while strengthening relationships among the Philips community.

Philips currently has 13 ERGs globally, with over 7,000 employees participating: Able & Allies; Asian Employee Resource Group; Black Employee Resource Group; #BeTheChange Network; Caregivers Network; Future Leaders and Rising Employees; Latinx Employee Resource Group; Middle Eastern Employee Resource Group; Philips Empowering Parents; Philips Women Lead; Pride Network; Veterans and Family Coalition; and Neurodiversity Network.

Health & Well-being

In 2022, we embedded our health and well-being framework further across our businesses, markets and functions. We continued to address mental health by rolling out the Employee Assistance Program (EAP), extending the service to a further 25 countries, including crisis support for Ukraine and Poland.

We grew our Mental Health Champion program to 180 Champions across the globe, providing accredited training for peer-to-peer confidential support. We also encouraged leader-led dialogues on mental health, to remove stigma and help engender a sense of psychological safety.

Our efforts culminated in World Mental Health Day, with a variety of virtual mental well-being sessions and self-care tips that engaged employees from across our markets. In collaboration with Philips University, the Philips Energy Management well-being program was further extended across the organization.

Building Capability

In 2022, we continued the deployment of Unconscious Bias training across the organization while focusing new content on Allyship, Resilience and Psychological Safety. In North America, we launched four mandatory e-learnings, reaching our 20,000 employees in this market.

External awards

Many stakeholders, including customers and potential partners and employees, view third-party assessments as objective indications of how well we are demonstrating the strength of our commitment. Awards received in 2022 included: Forbes Best Employers for Women; Forbes Best Place to Work in America; Forbes World Best Employers; and 100% Human Rights Campaign’s Corporate Equality Index.

8.4.4Our culture

Culture is foundational to achieving our strategic ambitions. Our behaviors create a shared understanding of how we all need to act in order to live up to our purpose of improving the lives of people around the world. All Philips employees are expected to commit to living our behaviors – customers first, patient safety, quality and integrity always, team up to win, take ownership to deliver fast, and be eager to improve and inspire – every step of the way. As we evolve our culture, we will drive patient- and people-centricity, accountability and empowerment, transparency and execution rigor in order to become an industry-leading player in HealthTech.

As we continue strengthening our position as a focused leader in health technology, leading with open, respectful and caring communication is critical. We foster a culture within Philips that will help us achieve operational excellence and extend our solutions capability to address our customers’ unmet needs. Patient safety and quality are at the heart of our purpose. To further strengthen our patient- and people-centric culture, we launched in 2022 a company-wide ‘Accelerating Patient Safety & Quality’ culture program. We also foster an inclusive and psychologically safe environment where our people feel valued for who they are and for their contributions. We do this through our rich Well-being offering, as well as a ‘Speak Up!’ campaign in 2022. As a health technology leader, the health and well-being of our people is imperative for success.

In the wake of the evolving external economic, geopolitical, and global health situation, we remain flexible in our ways of working, making use of learnings developed through the COVID-19 pandemic. We have embraced a hybrid working model that offers greater flexibility and improved collaboration across teams. Our new ways of working are defined by three goals:

  Embracing flexibility: Making innovative choices for how and where to work, allowing more autonomy for our employees.
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

8.4.5Employee engagement

We continue to keep a close pulse on our employee sentiment through our quarterly Employee Engagement Survey. In 2022, average employee engagement scores remained high at 77% in line with the Fortune 500 benchmark. However there was a decline in overall engagement levels in the second half of 2022. This feedback does not come as a surprise given the recent challenges that the company has encountered and the announcement of productivity measures.

Philips Group

Employee Engagement index

	2020	2021	2022
Favorable	79%	79%	77%
Neutral	14%	14%	15%
Unfavorable	7%	7%	8%

In a challenging business environment, we listened actively to our employees to provide them with greater clarity on future direction and proactively deal with change to meet our customer and patient needs. Using the Customer Experience Index we look at how well employees think we orient ourselves to customer needs. These inputs are actively exchanged with the customer experience team to design and work on related programs.

Our employee engagement is primarily driven by how proud our employees feel to work for Philips, as well as feeling that they can be themselves and have trusting relationships at work. Another significant factor driving engagement is our high scores on the Inclusion & Diversity index, which stays above the Industry Benchmark.

8.4.6Employment

The total number of Philips Group employees was 77,233 at the end of 2022, compared to 78,189 at the end of 2021, a decrease of 956 FTE.

Together with the announcement of our Q3 results in October 2022, we had to take the difficult decision to reduce our workforce by approximately 4,000 roles globally. This was followed in January 2023 by the announcement of a further reduction of our workforce by an additional 6,000 roles globally. As we go through this change, we do it with the utmost care and respect for our people, with a strong focus on supporting them in finding a new role.

Subject to local country legislation, our support offers include:

  Social Plan or respective severance policy
  Outplacement services and support through our Employee Assistance program
  Work placement agency, where applicable, for an Employment-to-Employment support
  Redeployment – where possible – as applicable by local legislation and in the context of the hiring restrictions

Philips Group

Employees per segment

in FTEs at year-end

	2020	2021	2022
Diagnosis & Treatment	32,193	32,390	32,904
Connected Care	15,866	17,751	16,673
Personal Health	10,253	10,134	9,319
Other	16,689	17,913	18,337
Philips Group	75,001	78,189	77,233

Philips Group

Employment

in FTEs

	2020	2021	2022
Balance as of January 1	73,311	75,001	78,189
Consolidation changes:
Acquisitions	72	2,594	87
Divestments		(744)	(33)
Other changes	1,618	1,338	(1,010)
Balance as of December 31	75,001	78,189	77,233

Geographic footprint

Approximately 58% (2021: 59%) of the Philips workforce is located in mature geographies and 42% (2021: 41%) in growth geographies. In 2022, the number of employees in mature geographies decreased by 1,774. The number of employees in growth geographies increased by 819.

Philips Group

Employees per geographic cluster

in FTEs at year-end

	2020	2021	2022
Western Europe	19,925	19,775	19,297
North America	21,118	21,807	20,618
Other mature geographies	4,664	4,683	4,576
Mature geographies	45,707	46,265	44,491
Growth geographies	29,294	31,923	32,742
Philips Group	75,001	78,189	77,233

Employee turnover

In 2022, employee turnover amounted to 17.5%, of which 11.1% was voluntary, compared to 17.6% (10.0% voluntary) in 2021. External benchmarks show that our voluntary employee turnover remains in line with similar-sized companies, and that we are reasonably successful in retaining our employees.

Philips Group

Employee turnover

2022

	Staff	Professionals	Management	Executives	Total
Female	23.2%	16.7%	14.6%	22.4%	19.6%
Male	19.5%	14.5%	14.5%	17.5%	16.2%
Philips Group	21.3%	15.3%	14.5%	18.7%	17.5%

Philips Group

Voluntary turnover

2022

	Staff	Professionals	Management	Executives	Total
Female	12.9%	11.8%	9.2%	11.8%	12.2%
Male	11.8%	9.9%	8.2%	7.1%	10.4%
Philips Group	12.3%	10.5%	8.5%	8.2%	11.1%

8.4.7Equal opportunities and equal pay

Philips is committed to ensuring equal pay for equal work. In the Netherlands, Philips was certified for Gender Equality by Economic Dividends for Gender Equality (EDGE) in 2021. The study did not find a gender pay gap that exceeds the threshold as set by EDGE. Philips continues to study gender pay parity using EDGE methodology. Many countries in which Philips operates have already undertaken pay equity reviews, for example in Australia, UK, Sweden, India and certain US states. In the US, Philips will be executing a company-wide Pay Equity Project during 2023, originally scheduled for 2022, building on work completed at US state level.

8.4.8Living wage

Philips can only achieve its aim to improve the lives of 2.5 billion people per year by 2030 if we support and empower our people, so they can be their best and perform effectively. To this end, we conducted a living wage analysis for the fourth year in a row on the lowest salaries in every country in which we currently operate.

The living wage is a concept defined by Anker and Anker (2017) as “Remuneration received by a worker in a particular place sufficient to afford a decent standard of living for the worker and her or his family. Elements of a decent standard of living include food, water, housing, education, healthcare, transport, clothing, and other essential needs, including provision for unexpected events”. We combined forces with Valuing Nature, several local NGOs, WageIndicator and other global corporates to develop living wage standards that are complete and have a reliable geographical scope.

Based on the living wage analysis conducted in 2022, all Philips employees received wages and benefits that are consistent with at least the minimum Living Wage standard for an individual. Furthermore, 99% of Philips employees received wages and benefits that are consistent with at least the minimum Living Wage standard for a family (based on reference data from WageIndicator). Assuming no significant changes in reference data, it is expected that the wages of the 1% of employees currently below the family standard will be within that standard in the course of 2023.

8.4.9Health and Safety

In 2022, the safety of our employees remained paramount. However, as the COVID-19 pandemic entered the endemic phase, the centralized controls put in place during the pandemic were relaxed in line with local governments’ advice. Control was gradually returned from the Group Crisis Operations Team to the local Crisis Management Teams. As Philips started to resume normal operations, office occupancy started to rise and business travel restarted. However, critical control measures were maintained, including maintaining safety stocks of PPE, and the internal website containing guidance was updated regularly. Campaigns and advice concerning the importance of vaccinations was promoted widely. Philips has emerged from the pandemic with a good record of management and control that restricted the impact of the pandemic on employees and the wider business operations.

At Philips, we strive for an injury-free and illness-free work environment. Since 2016, the Total Recordable Cases (TRC) rate has been defined as a Key Performance Indicator (KPI). A TRC is a case where an injured employee is unable to work for one or more days, has medical treatment, or sustains an industrial illness. We set yearly TRC targets for the company, businesses and industrial sites.

We recorded 172 TRCs in 2022, a 19% decrease compared to 213 in 2021. While our workforce continued to expand in 2022, the TRC rate decreased from 0.29 per hundred FTEs in 2021 to 0.23 in 2022.

In 2022 we recorded 81 Lost Workday Injury Cases (LWIC). These are occupational injury cases where an injured person is unable to work for one or more days after the injury. This represents a 29% decrease compared with 114 in 2021. The LWIC rate decreased to 0.11 per 100 FTEs in 2022, compared with 0.16 in 2021. The number of Lost Workdays caused by injuries decreased by 216 days (5%) to 4,020 days in 2022.

8.4.10Philips Foundation

Stichting Philips Foundation, an independent foundation organized under Dutch law, is a registered charity established in 2014. In 2022, Royal Philips supported the Philips Foundation with a contribution of EUR 6.7 million, and provided the operating staff as well as the expert assistance of skilled employees in the execution of the Foundation’s programs.

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

8.5.2Philips Business System

Our operating model – the Philips Business System (PBS) – integrates key aspects of how we operate – from our strategy, governance, organizational design, processes and systems, to our people and team practices, and our culture and performance management.

Towards the end of 2022 we initiated the process of simplifying the way we work to drive accountability and agility, and to unlock significant productivity and margin gains. This simplification – with end-to-end accountable businesses supported by a much leaner Group layer and a culture of patient and people centricity, innovation impact and clear accountability – is a primary enabler to drive flawless execution.

It is designed to help us to fulfill our purpose of improving the health and well-being of billions of people and ensure the highest standards of quality and integrity in everything we do.

8.5.3Quality & Regulatory and patient safety

Enabling the delivery of patient-centric, safe and high-quality care – the essence of patient safety and quality – is inextricably linked to Philips’ purpose to improve the health and well-being of people through meaningful innovation. Patient safety and quality management represents the very foundation of our license to operate as a health technology company. Compliance with quality and regulatory standards is a pre-requisite for ensuring patient safety, which is Philips’ highest priority.

Philips’ reputation – and ultimately our long-term business continuity and success – fully depends on the quality and safety of our products, services and solutions for patients, customers and consumers, and on our compliance with global regulations and standards. This has never been more crucial than in this last year as we continued to remediate the devices included in the Philips Respironics recall: see section below, ‘Philips Respironics voluntary recall notification’.

Acting with due urgency, in 2022 we accelerated our focus on patient safety and quality, with the goal of achieving and maintaining the highest level of quality. We upgraded the Quality & Regulatory leadership team with emphasis on medical technology expertise; over 90% of the renewed team has direct industry experience. We further strengthened our Post Market Surveillance global complaint handling organization and improved ways of working; this represents a significant milestone toward improving investigation and issues reporting and moving away from transactional elements of complaint handling. In addition, Philips continued to focus on harmonizing processes and enhancing the quality culture across the enterprise. Activities include training approximately 77,000 employees throughout the world on key process changes and refreshers on quality and regulatory topics.

As a global business, we must ensure compliance with various and evolving regulations and standards. In the dynamic medical technology industry, we also must stay ahead of innovation and trends such as data privacy and cybersecurity. This involves increased levels of investment to meet the competitive demands and evolving regulatory compliance activities in such areas as secure electronic transmission and storage solutions for protected personal information, protected health information, financial information, intellectual property, and other sensitive information related to our customers, consumers, patients, and workforce. For information on how Philips manages cybersecurity risk, please refer to Operational risks.

Quality

Quality is an integral part of the leadership and culture at Philips. Philips is committed to delivering the highest quality products, services and solutions, which are compliant with all applicable laws and quality and safety standards. We continuously strive to raise our performance in ensuring quality, which is demonstrated by the continued, substantial investment to embed quality through standardization and adoption of industry best practices throughout our Quality Management Systems and enhanced capabilities.

Through quality system improvement program activities, our aim is to enhance consistency in how we work, collaborate, and make decisions. Our critical Accelerating Patient Safety & Quality program initially focused on awareness and compliance improvements, triaging, and process design. Examples of improvements include reducing and consolidating our Quality Management Systems from 107 to 75 by year-end 2022, with further reductions planned. In 2022 we harmonized and improved consistency for a significant number of processes across Philips to enhance our best practices and implemented standard education programs tailored to specific roles plus many mandatory all-employee, quality-related courses for capability building and to demonstrate compliance. The program is now focused on further strengthening design and product reliability, and patient safety and quality culture and competencies, while continuing efforts reducing complexity. This is an ongoing journey of continuous improvement and we expect our plans to yield demonstrable progress starting in 2023.

In 2022, we updated our Quality Policy, which expresses our overall intention and direction with respect to quality. Established by management with executive responsibility, it states our objectives for, and commitment to, quality. Everyone at Philips is responsible for understanding, implementing, and maintaining the Quality Policy, and all employees now have patient safety and quality as one of five key KPIs. Underscoring leadership's continued commitment, all Philips business leaders are held accountable for patient safety and quality, and performance on Quality metrics will be part of the remuneration of all Philips Executives.

Regulatory compliance

As required by global regulatory requirements, Philips actively maintains Quality Management Systems that establish procedures, processes and documentation to ensure quality at each stage of the product lifecycle. These requirements outline actions from product design and pre-market submissions, production, operations, distribution, servicing and post-market management and oversight in every market we serve. These requirements include those from national government regulatory authorities (e.g. the US Food and Drug Administration and China National Medical Products Administration), Notified Bodies, and National Competent Authorities in the EU.

Products that we introduce to the market often must undergo pre-market regulatory review (e.g. pre-market approval (PMA), pre-market notification (510(k), or de novo authorization)  before they can be marketed and sold in the USA as an FDA-regulated device, subjected to Notified Body review in the EU for a CE Mark, and subjected to review in China by the National Medical Products Association. If the regulatory body reviewing the submission determines that the required supporting data has not been provided, further data may be required to obtain the clearance or approval, which could prolong the process to market the product. During the lifecycle of a cleared/approved device, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, may require a further regulatory submission and review. Regulatory bodies require each manufacturer to determine whether the proposed change requires a submission, but can review any such decision and disagree with a manufacturer’s determination. If the regulatory body disagrees with a manufacturer’s determination regarding whether a new submission is required for the modification of an existing device, they can require the manufacturer to cease marketing and/or recall the modified device until the relevant approval/clearance is obtained. In addition, in these circumstances, significant regulatory fines or other penalties may be imposed.

We also must comply with the EU’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS), and Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), Energy-using Products (EuP), and other product safety regulations.

Post-market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. In the USA these include:

  establishment of registration and device listing with the FDA;
  Quality System Regulation (QSR) requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;
  labeling regulations and restrictions, including, for example, prohibitions against the promotion of investigational products, the promotion of “off-label” uses of cleared or approved products, or the use of false, misleading or unsubstantiated claims or statements;
  requirements related to promotional activities;
  clearance or approval of product modifications to 510(k)-cleared or, de novo-authorized devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, and approval of certain modifications to PMA-approved devices;
  medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;
  correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;
  the FDA’s notification and recall authority, whereby the agency can order a device manufacturer to take certain actions if the FDA determines the manufacturer’s device presents an unreasonable risk of substantial harm to public health, such as: provide notice to users and other affected stakeholders; submit a plan for the repair, replacement or refund of devices; or recall the device from the market;
  post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Our manufacturing processes are required to comply with the applicable portions of the QSR and/or ISO13485, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file and complaint files. As a manufacturer, we will be subject to periodic scheduled or unscheduled inspections by the FDA, Notified Bodies or other relevant regulatory bodies. Our failure to maintain compliance with the QSR or ISO 13485 requirements could result in the shut-down of, or the imposition of restrictions on, our manufacturing operations, imposition of an import alert, or the recall or seizure of our products, which would have a material adverse effect on our business. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

In the USA, the FDA has broad regulatory compliance and enforcement powers, which it can impose on its own or in coordination with the Department of Justice (DoJ), which has separate enforcement authority. If the FDA determines that we failed to comply with applicable regulatory requirements, it may lead to any of the following sanctions:

  warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;
  orders to issue notifications to users and other stakeholders, or to submit to the FDA a plan for the repair, replacement or refund of devices;
  recalls, withdrawals or administrative detention or seizure of our products;
  operating restrictions or partial suspension or total shutdown of production;
  refusing or delaying requests for 510(k) marketing clearance, de novo authorization, or PMA approvals of new products or modified products;
  withdrawing 510(k) clearances, de novo authorizations, or PMA approvals that have already been granted;
  refusal to grant export approvals for our products; or
  criminal prosecution.
European Union Medical Device Regulation

The European Union Medical Device Regulation (EU-MDR) passed its date of application (May 26, 2021). For a portion of the portfolio, we used the available grace period, where products that were placed on the market under the predecessor of the EU-MDR, the European Union Medical Device Directive (EU-MDD), can continue to be placed on the market if meeting a subset of EU-MDR requirements in addition to the EU-MDD requirements. Reasons for this include stock depletion management and Notified Body capacity limitations. Throughout 2022, we made progress in transitioning some of the portfolio to become EU-MDR-compliant. We also started registering our entities and medical devices in the European Database for Medical Devices (EUDAMED) on a voluntary basis.

As the global regulatory environment continues to evolve, we are working to address the impact on cost, time and resources needed to obtain future approvals, and our ability to maintain existing approvals for our products, services, and solutions.

Philips Respironics voluntary recall and consent decree

On June 14, 2021, Philips’ subsidiary, Philips Respironics, initiated a voluntary recall notification in the United States, and field safety notice outside the United States, for certain sleep and respiratory care products to address identified potential health risks related to the polyester-based polyurethane (PE-PUR) sound abatement foam in these devices.

This recall let down the patients who depended on them, as well as their caregivers, and we are deeply sorry for that. We are treating this matter with the highest possible seriousness and are working to address this issue as efficiently and thoroughly as possible.

  Following the substantial ramp-up of production, service and repair capacity in 2021 and 2022, by year-end 2022 around 90% of the production required for the delivery of replacement devices to patients had been completed. In order to expedite the completion of the recall, Philips Respironics will increase the proportion of new replacement devices.

  Working with five certified, independent testing laboratories in the US and Europe and other third-party qualified experts and an external medical panel, we have been conducting a comprehensive test and research program on the PE-PUR foam to better assess and scope the potential patient health risks related to possible emissions of particulate from degraded foam and Volatile Organic Compounds related to the first-generation DreamStation devices. We provided an update to healthcare providers, patients, and other stakeholders in June 2022 and December 2022, outlining encouraging test results for the first-generation DreamStation (DS1), which accounts for over two thirds of the sleep therapy devices subjected to the recall.

  The company developed and began executing a comprehensive plan to replace the PE-PUR sound abatement foam used in earlier-generation devices, with the new material used in next-generation products such as DreamStation 2, which was cleared by the US FDA and approved by many competent authorities around the world. Philips Respironics has regularly been communicating progress to regulators and competent authorities around the world, as well as customers, clinicians, and patients, to complete the needed repairs and replacements associated with this recall. In certain circumstances, the products in question may be replaced or financially compensated rather than repaired.

  While third-party lab and internal testing efforts are ongoing, the company will continue with the remediation activities for all devices and continues to communicate with customers through a variety of channels.

  Philips Respironics will also continue to monitor complaints received following the recall/field safety notice via our Quality Management System, in accordance with the medical devices regulations and laws in the markets that we serve.

Following the FDA’s inspection of a Philips Respironics manufacturing facility in connection with the recall and the subsequent inspectional observations, the US DoJ, acting on behalf of the FDA, began discussions with Philips in July 2022 regarding the terms of a consent decree to resolve the identified issues. Philips is engaged in ongoing discussions with FDA and DoJ on the proposed consent decree. For more information, see Note Contingencies.

Consent decree – ECR

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

Following a successful inspection in Bothell, Washington, in April 2020, the FDA determined that Philips had met the conditions for resuming manufacturing and distribution of defibrillators in the US. The consent decree remains in effect for several years, during which the Emergency Care (formerly Emergency Care & Resuscitation) business will be subject to a series of annual assessments by an independent expert. Hospital Patient Monitoring (formerly Monitoring & Analytics), also named in the consent decree, is also under a heightened level of scrutiny over the same period.

Substantial progress continues to be made in our compliance efforts. In August 2021, the FDA inspected Emergency Care in Bothell as a consent decree follow-up. Three observations (Form 483) were issued and subsequently remediated and reported to the FDA. The FDA later presented Emergency Care with four Establishment Inspection Reports dating back to 2015, signaling the closure of the four open inspections. There was a consent decree follow-up inspection in October 2022, resulting in three observations (Form 483). These will soon be reported as fully remediated.

We cannot predict the outcome of this matter, and the consent decree authorizes the FDA, in the event of any violations in the future, to order us to cease manufacturing and distributing Emergency Care or Hospital Patient Monitoring devices, recall products, pay liquidated damages, and take other actions. We cannot currently predict whether additional monetary investment will be incurred to resolve this matter or the matter’s ultimate impact on our business.

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

In the highly regulated world of healthcare, integrity requires in-depth knowledge of the applicable rules and regulations and a sensitivity to healthcare-specific issues. The GBP incorporate and represent the fundamental principles by which all Philips businesses and employees around the globe must abide. They set the minimum standard for business conduct, both for individual employees and for the company and our subsidiaries. Our GBP also serve as a reference for the business conduct we expect from all our business partners.

The GBP also include principles which set our integrity standard on inside information, aiming to prevent trading on or disclosure of non-public information, the publication of which would be likely to have a significant influence on the trading price of Philips securities or securities of companies that Philips is seeking to acquire. More specifically, Philips has adopted Rules of Conduct with respect to trading in Philips securities to promote compliance with applicable insider trading and other market abuse laws, rules and regulations, in particular the EU Market Abuse Regulation. The Rules of Conduct apply to all employees, the members of the Board of Management and the Supervisory Board of Royal Philips.

Translations of the GBP text are available in 30 languages, allowing almost every employee to read the GBP in their native language. Detailed underlying policies, manuals, training, and tools are in place to give employees practical guidance on how to apply and uphold the GBP in their daily work environment. Details can be found at www.philips.com/gbp.

In 2022, a total of 706 concerns were reported via Philips Speak Up (Ethics Line) and through our network of GBP Compliance Officers. This represents an increase of 16% from the total of 610 concerns in the previous reporting period (2021).

While this is a continuation of the upward trend, the increase is flattening. Specifically in 2022, we once more focused on increasing awareness on Integrity and on the importance of speaking up, following up on the conclusions of the deep-dives executed after our 2021 biennial Business Integrity Survey. We believe the upward trend in reporting remains in line with our multi-year efforts to encourage our employees to express their concerns, whilst realizing that the extraordinary business conditions in the past few years make it imprudent to draw any specific conclusions from these numbers.

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

In view of the above, the Board of Management believes that it is in compliance with best practice provision 1.4.2 of the Dutch Corporate Governance Code. It should be noted that the above does not imply that the internal risk management and control systems provide certainty as to the realization of operational and financial business objectives, nor can they prevent all misstatements, inaccuracies, errors, fraud or non- compliances with rules and regulations. The above statement on internal control should not be construed as a statement in response to the requirements of section 404 of the US Sarbanes-Oxley Act. The statement as to compliance with section 404 is set forth in Management's annual report on internal control over financial reporting.

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

Under the ultimate responsibility of the Board of Management, the Chief Financial Officer annually reviews, evaluates, approves and where necessary adjusts Philips’ Approach to Tax. Part of our approach is to acknowledge the importance of transparency in respect of our tax contributions. Philips supports and participates in transparency initiatives such as the Dow Jones Sustainability Index (DJSI) and the Tax Transparency Benchmark of the Dutch Association of Investors for Sustainable Development (VBDO). Since 2020, we have been providing certain voluntary disclosures about taxes paid and collected in the countries in which we operate. The 2022 Country Activity and Tax Report is published on our website, in addition to, and simultaneously with the disclosures on tax included in this Annual Report.

Philips also endorses the ambitions expressed in the Tax Governance Code published by Dutch employers' organization VNO-NCW. We comply with the principles prescribed in the Code, available at www.vno-ncw.nl/taxgovernancecode, and we have touched upon the elements on this code in our Country Activity and Tax Report.

In 2022, Philips contributed to the communities where we operate through taxes paid (e.g., corporate income tax) and taxes collected (e.g., VAT). Philips' total tax contribution in 2022, amounting to EUR 3,469 million, is presented by tax type in the following table. Please refer to our 2022 Country Activity and Tax Report for more details.

Philips Group

Total Contribution 2022 per Tax Type

in millions of EUR

	Corporate income tax paid	Customs duties	VAT1)	Payroll Tax	Other Taxes	Total
Western Europe	224	10	183	848	68	1,333
North America	80	45	102	846	8	1,081
Other mature geographies	35	3	63	134	1	236
Growth geographies	22	86	317	345	48	818
Philips Group	362	144	664	2,174	124	3,469
1)Includes VAT, GST and sales tax.

8.6Philips' ESG performance at a glance

Below we show how Philips performed in 2022 on the 21 Core metrics of the WEF ESG reporting framework, mapped to the three dimensions of our ESG commitments, as well as a number of additional Philips-specific metrics that we consider fundamental to the strategy and operation of our business.

Environmental

  Green House Gas (GHG) emissions100% electricity from renewable sources0 kilotonnes CO2-equivalent (net operational carbon footprint)
  Taskforce on Climate-related Financial Disclosures (TCFD) implementationUpdated 1.5, 2 and 4 °C global warming scenarios and assessed their impact on our supply chain, Philips and customers (disclosed in separate report)
  Land use and ecological sensitivity1 tonne waste sent to landfillAll 23/23 industrial sites 'Zero Waste to Landfill' at year-end
  Water consumption and withdrawal in water-stressed areas677,632 m3 total water intake224,627 m3 in water-stressed areas
  Circular revenues *)18.1% of revenues
  Closing the loop *)Closed the loop for over 3,400 systems returned to us

Social

  Lives Improved *)1.81 billion, of which 202 million in underserved communities
  Diversity & Inclusion30% gender diversity in senior management positions39% gender diversity in total workforce77% Employee Engagement Index Score *)
  Pay equalityEDGE-certified for Gender Equality in the NetherlandsUS Nationwide Pay Equity project scheduled for 2023
  Wage levelEUR 6,952 million employee benefit expensesPhilips pays all employees at least a living wage
  Risk for incidents of child, forced or compulsory laborAddressed in Philips GBP, Supplier Sustainability Declaration and Supplier Sustainability program
  Health & Safety0.23 Total Recordable Case rate per 100 FTEs172 Total Recordable Cases
  Training provided1,880,416 training hours in Philips University1,009,459 training completions
  Absolute number and rate of employment77,233 employees18% turnover
  Supplier development program *)296 companies459,000 employees impacted
  Volunteering *)29 new projects in 2022 reaching 26.0 million people

Governance

  Setting purposePhilips’ purpose is to improve the health and well-being of people through meaningful innovation
  Governance body compositionPhilips has a Board of Management and an independent Supervisory Board
  Material issues impacting stakeholdersDetailed double Materiality Analysis performed
  Anti-corruption62,000 employees completed General Business Principles training
  Protected ethics advice and reporting mechanismsWhistleblower mechanism in place
  Integrating risk and opportunity in business processesIncluded in Risk Management section
  Economic contributionEUR 17,827 million revenuesEUR 741 million dividend declaredEUR 6.7 million contribution to Philips FoundationEUR 103 million government grants
  Financial investment contributionEUR 2,638 million total tangible assetsEUR 444 million capital expenditures on property, plant and equipment
  Total R&D expensesEUR 2.1 billion invested in R&D (11.8% of revenues)
  Total tax contributionEUR 3,469 million
*)Philips-specific metric

9Risk management

9.1Our approach to risk management

Vision and objectives

Philips approaches risk management as a value-creating activity that is integral to innovation and entrepreneurship. As such, it is part of the Philips Business System (PBS). Key elements are our risk management governance, Risk appetite, the Risk management process standard, the Philips Business Control Framework, and our General Business Principles (GBP), which are further described in this chapter. There can be no absolute assurance that our risk management will avoid or mitigate all risks that Philips faces. The material risks are described in the section Risk factors.

Risk management governance

The Executive Committee identifies and manages the risks Philips faces in realizing its objectives. It defines the risk appetite, provides the risk management framework, and monitors the effectiveness thereof. The Risk Management Support Team, consisting of experts on various categories of risk, supports the Executive Committee through regular analysis of the enterprise risk profile and enhancement of the risk management framework. Management is responsible for identifying critical risks and implementing appropriate risk responses within their areas of responsibility. Various functions (such as Internal Control, Quality & Regulatory, Legal, and Group Security) support the management of specific risk areas.

The Internal Audit function assesses the quality of risk management and controls through the execution of a risk-based audit plan, as approved by the Audit Committee of the Supervisory Board. Leadership from the Executive Committee, Businesses, Markets and key Functions meet quarterly with Internal Audit in Audit & Risk Committees to discuss strengths and weaknesses of risk management and controls – as evaluated by internal and external auditors and by means of other (self) assessments – and take corrective action where necessary.

The Disclosure Committee oversees the company’s disclosure activities and assists the Board of Management in fulfilling its responsibilities in this respect. The Disclosure Committee ensures that the company implements and maintains internal procedures for the timely collection, evaluation and disclosure of information potentially subject to public disclosure under the legal, regulatory and stock exchange requirements to which the company is subject.

The GBP Review Committee is responsible for the effective deployment of the Philips General Business Principles (GBP) and for generally promoting a culture of compliance and ethics within the company. For more information see below under ‘Philips General Business Principles’.

The Security Steering Committee (SSC) and the Group Security function manage security (including cybersecurity) risks. The SSC evaluates and sets the Group’s security strategy, issues security policies and evaluates progress and effectiveness. Dedicated security reports are shared with the Executive Committee, the Supervisory Board and external auditors. On a quarterly basis, briefings on cybersecurity risks are provided to the IT Audit & Risk Committee.

The Environmental, Social and Governance (ESG) Committee initiates, drives and coordinates ESG strategy development, policy setting, disclosures and planning of programs and activities in relation to our ESG commitments and obligations. It administers ESG reporting, monitors progress, assesses risks in relation to ESG and makes recommendations to the Executive Committee on our ESG endeavors.

Philips actively maintains Quality Management Systems (QMS) with the aim of ensuring the quality and safety of product design, manufacturing, distribution, and servicing in compliance with regulation from various government and regulatory agencies, e.g., FDA (US), EMA (Europe), NMPA (China). Our Quality & Regulatory function closely monitors developments in the regulatory landscape. Through specialist teams at the global, regional or local level, standards and requirements are defined and continuously improved, deployed, and monitored to ensure our employees are aware of and comply with these requirements. Next to continuous improvement a program runs with the aim to accelerate patient safety and quality. A formal quality audit program assesses our organization’s compliance with our QMS. Quality & safety is a standard item in personal goal setting and evaluation of all Philips’ employees.

The Supervisory Board oversees Philips’ risk management, including the identified risks in relation to the Risk appetite, the response measures put in place and the effectiveness thereof. The Audit Committee and the Quality & Regulatory Committee of the Supervisory Board assist the full Supervisory Board in fulfilling its risk management oversight responsibilities. The Audit Committee reviews the quality of risk management and controls, and the reported findings of internal and external audits. The Quality & Regulatory Committee’s role particularly relates to the quality and regulatory compliance of the company’s products (including software), services and systems throughout their lifecycle.

The Corporate governance chapter of this report addresses the main elements of the company’s corporate governance structure, reports on how it applies the principles and best practice provisions of the Dutch Corporate Governance Code and provides other information relevant to risk management governance.

Risk appetite

The Executive Committee and management seek to manage risks consistently within the risk appetite. Risk appetite is set by the Executive Committee and captured in the risk management policy. It is effectuated through our PBS, of which various elements – such as our strategy, Philips General Business Principles (GBP) and behaviors, authority schedules, policies, process standards and performance management systems – include or reflect risk-taking guidance.

Philips’ risk appetite differs depending on the type of risk, ranging from an averse to a seeking approach. Philips operates within the dynamics of the health technology industry and aims to take the risks needed to ensure we continually revitalize our offerings and the way we work. At the same time, Philips is committed to always act with integrity and is averse to risks impacting our GBP, which include (but not limited to) the Philips behavior ‘Patient safety, Quality, and Integrity always’. Our employees are expected to ensure compliance with our GBP, laws and regulations and to act in case of concerns or violations to our GBP, please refer to the GBP section below for more information. Philips’ Risk appetite for the main risk categories is visualized below. Philips does not classify these risk categories in order of importance.

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

Key elements of the Philips risk management process are:

  Management of Businesses, Markets and key Functions perform a risk assessment at least once a year, with updates of the strategic plan, to identify and prioritize risks, assign ownership, and implement appropriate risk responses. Risk workshops are conducted with senior management across the company to facilitate these risk assessments, and during 2022 several risk workshops were held.
  Senior management discusses and monitors the risk profile and risk response effectiveness at least quarterly in its performance reviews and during Audit & Risk Committees, which cover all Businesses, Markets and selected Functions and at Group level.
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

Examples of measures taken during 2022 to further strengthen risk management:

  In addition to the continuous improvement of our QMS we run an enterprise-wide program Accelerating Patient Safety and Quality. This program was initiated in 2021 following the Respironics voluntary recall to evaluate and further improve our QMS, our oversight & performance management and our culture where necessary. For more information, refer to the Quality & Regulatory and patient safety.
  An enterprise-wide analysis is conducted regarding detection and reporting of product defects/failures, applying the lessons learned from the Respironics field action to each Philips business.
  Various improvements to our risk management process standards in several risk areas, for example enterprise risk, product risk, and supplier- and supply-chain-related risk.
  Further standardization and alignment of controls and the embedding in the global Philips standard process framework.
  Risk & Compliance (R&C) community building to drive continuous improvement, knowledge sharing, capability building and risk transparency across various R&C areas.
  Strengthening the risk dialogue as an integrated part of regular performance and strategy execution dialogues.
  Continued improvement of our risk management capabilities in security (including cyber, product and supply chain).
  Extension of our supplier risk management to deeper tiers, and diversified sourcing of high-risk components to further reduce supply dependencies.
  Analysis of global warming and weather scenarios on the geographical footprint of our facilities as well as suppliers’, in line with the recommendations of the Task Force on Climate-Related Financial Disclosures.
  Ongoing exploration and capturing of opportunities to use data analytics and automation in controls monitoring, and the ongoing deployment of our governance, risk and compliance IT solutions.

Philips Business Control Framework

The Philips Business Control Framework (PBCF) sets the standard for internal control at Philips. The objective of the PBCF is to maintain integrated management control of the company’s operations and reporting, as well as safeguard compliance with applicable laws and regulations. Philips has designed its PBCF based on the COSO Internal Control-Integrated Framework (2013).

 As part of the PBCF, Philips has implemented a standard set of Internal Controls over Financial Reporting (ICFR). Together with Philips’ established accounting procedures, this standard set of internal controls is designed to provide reasonable assurance that assets are safeguarded, that the books and records properly reflect transactions necessary to permit preparation of financial statements, that policies and procedures are carried out by qualified personnel, and that published financial statements are properly prepared and do not contain any material misstatements. In each reporting unit, management is responsible for customizing the controls set for their business, risk profile and operations.

Each year, management’s accountability for ICFR is evidenced through the formal certification statement sign-off. Any deficiencies noted in the design and operating effectiveness of ICFR that were not completely remediated are evaluated at year-end by the Board of Management. The Board of Management’s report, including its conclusions regarding the effectiveness of ICFR, can be found in this report in the section Management's annual report on internal control over financial reporting.

Philips General Business Principles (GBP)

The GBP – part of the Philips Business System – incorporate and represent the fundamental principles by which all Philips businesses and employees around the globe must abide. They set the minimum standard for our business conduct as a health technology company, for our individual employees and for our subsidiaries. The GBP form an integral part of labor contracts in virtually every country in which Philips operates, and translations are available in 30 languages. Each year, employees reconfirm their commitment to the code of conduct after completing their GBP e-learning, and there is an additional annual sign-off for Executives. A similar sign-off is in place for Finance and Procurement staff for their respective codes of conduct. Detailed underlying policies, manuals, training, and tools are in place to give employees practical guidance on how to apply and uphold the GBP in their daily work.

The GBP Review Committee is responsible for the effective deployment of the GBP and for generally promoting a culture of compliance and ethics within the company. The Committee is chaired by the Chief ESG & Legal Officer, and its members include the Chief Financial Officer, Chief Human Resources Officer and the Chief of International Markets. Furthermore, each quarter all our key markets convene market compliance committees, which act as local satellites of the GBP Review Committee, dealing with GBP-related matters in the local context. They are also responsible for the design and execution of localized compliance plans that are tailored to their market-specific risks and organizational set-up, and regularly review the relevant compliance metrics for their respective market through dashboards delivered by the legal compliance monitoring team. The Secretariat of the GBP Review Committee, together with a worldwide network of GBP Compliance Officers, supports the organization with the implementation of GBP initiatives.

As part of our continuous effort to raise GBP awareness and foster dialogue throughout the organization, each year a global GBP communications and training plan is deployed, including structured dialogues led by managers where quality, integrity and speaking up are discussed. This is part of a company-wide initiative aimed at reinforcing a culture of dialogue using ethical dilemma case studies that are relevant to our workforce. A key control to measure implementation of our GBP is the GBP monitoring and reporting program, which is part of our Internal Control framework. In addition, we continue to expand the capabilities of our legal compliance monitoring team, serving our business customers as well as compliance networks with actionable data, thus further improving our compliance control framework.

The GBP are supported by established mechanisms with the aim of ensuring standardized reporting and enable employees and third parties to escalate concerns 24/7. Concerns raised are registered consistently in a single database hosted outside of Philips servers to ensure confidentiality and security of identity and information. Encouraging people to speak up through the available channels if they have a concern will continue to be a cornerstone of our GBP communications and awareness campaigns. At least twice a year, the GBP Review Committee, as well as the Executive Committee and Audit Committee of the Supervisory Board, are informed on relevant GBP metrics, cases, trends and learnings.

Through the Audit Committee of the Supervisory Board, the company also has procedures in place for the receipt, retention and treatment of complaints specifically relating to accounting, internal accounting controls or auditing matters, which enable the confidential, anonymous submission of complaints.

More information on the Philips GBP can be found in Environmental, Social and Governance. The GBP and underlying policies, including the Financial and Procurement Code of Ethics, are published on the company website, at https://www.philips.com/a-w/about/investor-relations/governance/business-principles.html .

9.2Risk factors

Philips believes the risks set out below are the material risks that, individually or in combination, could impact our ability to achieve our objectives and to live up to the expectations of our customers and stakeholders. These risk factors may not, however, include all the risks that ultimately may affect Philips. Some risks not yet known to Philips, or currently believed not to be material, may ultimately have a major impact on Philips’ business, revenue, income, assets, liquidity, capital resources, reputation and/or ability to achieve its business and ESG objectives. Please note that this section is not intended to describe risk that have materialized, as these are addressed in other sections and referenced to where relevant. Philips defines risks in four main categories: Strategic, Operational, Compliance and Financial. Philips presents the risk factors within each category in order of our current view of their expected significance. Compared to the previous year we have prioritized risk factors relating to patient safety and quality management, addressing the Respironics voluntary recall and the regulatory and legal processes connected to this, geopolitical and macro-economic factors, and to our supply chain operations. Although still relevant, we have de-emphasized risk factors related to pandemics. This does not mean that a lower-listed risk factor may not have a material and adverse impact on Philips’ business, revenue, income, assets, liquidity, capital resources, reputation, and/or ability to achieve its business and ESG objectives. Furthermore, other risk factors not listed below may ultimately prove to have more significant adverse consequences than the listed risk factors.

9.3Strategic risks

Philips’ global operations are exposed to geopolitical and macroeconomic changes

Philips’ business environment can be adversely impacted by macroeconomic and geopolitical conditions in global and individual markets. Mature economies are currently the main source of Philips’ revenues, while growth economies are an increasing source of revenues. Philips produces, sources, and designs its products and services mainly from the United States (US), the European Union (EU) (primarily the Netherlands) and China, and the majority of Philips’ assets are located in these geographies. Changes in politics and monetary, trade and tax policies in the US, the EU and China may trigger reactions and countermeasures and may also have an adverse impact on other economies and international markets in which Philips is active. Philips continues to expect global market conditions to remain highly uncertain and volatile due to geopolitical and macroeconomic factors, whether or not related to or caused by the Russia-Ukraine war.

Philips observes a trend of geopolitical tensions and deglobalization which intensifies protectionism. Examples of protectionism measures are policies on trade, tariffs, sanctions, local value creation and production requirements to obtain market access, custom duties, taxation, technology and data restrictions, cyberattacks, import or export controls, talent mobility restrictions, nationalization of assets, restrictions on repatriation of returns from foreign investments, and general uncertainty on the development of local regulations and compliance thereto. Philips observes this trend in the major markets in which it operates and has a particular concern on the development of the US-China relationship and China’s drive to expand its global political footprint and become self-sufficient in critical technologies, including health-related ones. If this trend continues, geopolitical relations deteriorate and economies decouple, it is expected that existing global trade and investment restrictions will remain, and further regulatory and compliance challenges for doing business globally may emerge, resulting in continued pressure on market growth and investments.

Uncertainty and challenges regarding various global macroeconomic factors continue to persist. Examples of general factors are an overall weakening economy, declines in economic growth projections in the US, the EU and China (which collectively account for around two-thirds of Philips’ sales), reduced government spending, declining customer and consumer confidence and spending, rising inflation and interest rates, and the emergence of economic impacts related to the climate crisis. Examples of healthcare-specific potential factors include rising uncertainty over the future direction of public healthcare policy and the risk of declining public investment in healthcare ecosystems.

The Russia-Ukraine war has increased global economic and political uncertainty. Governments in the US, UK, EU, Canada, and Japan have each imposed export controls on certain products and sanctions on certain industry sectors and institutions in Russia, and additional controls and sanctions could be enacted in the future.

The Russia-Ukraine war may heighten the impact of other risks factors described herein, including but not limited to: volatility in prices for transportation, energy, commodities and other raw materials; disruptions in the global supply chain; decreased customer and consumer confidence and spending; increased cyberattacks; intensified protectionism; political and social instability; increased exposure to foreign currency fluctuations; rising inflation and interest rates; and constraints, volatility or disruptions in the credit and capital markets. It is possible that the conflict in Ukraine may escalate or expand and current or future sanctions and resulting geopolitical and macroeconomic disruptions could be significant. We cannot predict the impact the conflict may have on the global economy in the future.

Changes in geopolitical and macroeconomic conditions are difficult to predict, and the factors described above, or other factors, may lead to adverse impacts on global trade levels and flows, economic growth, and financial market and political stability, all of which could adversely affect the demand for, and supply of, Philips’ products and services. This may result in a material adverse impact on Philips’ business, financial condition, and operating results. These factors could also make it more difficult to budget and to make reliable financial forecasts or could have a negative impact on Philips’ access to funding.

Philips may be unable to shift to the health technology solutions and services business model

With Philips’ focus on health technology, our business model is transforming from transactional, product-focused business models to outcome-oriented, multi-year customer partnerships enabled by solutions and value-added services. If this transformation is made too slowly or is not successful, Philips may not meet the expectations of patients and other stakeholders in the Health Technology business environment. It may face a loss of customer relevance, fail to capture growth, and lose market share. In addition, because of our health technology focus, Philips may have a reduced ability to offset potential negative impacts (including, but not limited to, impacts on sales, operating results, liabilities, compliance, financing) on its health technology business by other businesses through a more diversified portfolio. As a result of the shift to a solutions and services business model, Philips is becoming more dependent on a number of key customers for long-term recurring revenues, thus increasing the risk that the loss of, or a significant reduction in, orders from one or more of our key customers could cause a significant decline in our revenues. Any of these factors may have a material adverse impact on Philips’ brand value and reputation, business, financial condition, and operating results. More specific Health Technology risks and their potential impacts are included in the Operational, Financial and Compliance risk sections below as well as in the Note Contingencies.

Philips may be unable to gain leadership in health informatics

New digital technologies and ways of conducting business are fundamentally changing the health technology industry, and thus our competitive business environment. A key trend, started in radiology, is the application of artificial intelligence (AI) and machine learning (ML) to drive quality and efficiency in clinical and operational workflows. Another trend, accelerated by the pandemic, is the shift toward cloud-based Software as a Service (SaaS) business models and remotely upgradable and serviceable systems with suites of apps. These new types of offerings are enabled by hybrid cloud/on-premise digital platforms. Our informatics and systems businesses may fall behind established and new ‘born digital’ competitors if Philips fails to, in a timely way, develop the requisite capabilities, adjust its business models, and find ways to globally commercialize new products and services at scale. This could result in an inability to satisfy customer and patient needs, thereby missing out on revenue and margin growth opportunities, which may have a material adverse impact on Philips’ business, financial condition and operating results.

Acquisitions could fail to deliver on Philips’ business plans and value creation expectations, and we may not be able to successfully integrate acquired operations

Selected acquisitions have been, and are expected to remain, part of Philips’ growth strategy. We may not be able to successfully or efficiently integrate new acquisitions with our existing operations, culture and systems, which may expose Philips to risks in areas such as sales and service, logistics, quality, regulatory compliance, legal claims, information technology and finance. Integration challenges may adversely impact the realization of value creation expectations. Transactions may incur significant costs, result in unforeseen operating difficulties, divert management attention from other business priorities, and may ultimately be unsuccessful. Cost savings expected to be implemented, or other assumptions underlying the business case relating to a particular acquisition, may not be realized. If we are unable to accomplish any of our objectives in respect of any of our new acquisitions, we may not realize the anticipated benefits of such acquisitions and we may experience lower than anticipated profits, or even incur losses. Acquisitions may also lead to a substantial increase in long-lived assets, including goodwill, which may later be subject to write-down if an acquired business does not perform as expected, which may have a material adverse effect on Philips’ earnings.

Philips may be unable to meet internal or external aims or expectations with respect to ESG-related matters

Environmental, Social and Governance (ESG) factors may directly and indirectly impact the business environment in which Philips operates. Philips may, from time to time, disclose ESG-related initiatives or aims in connection with the conduct of its business and operations (for example, with respect to reducing greenhouse gas emissions in its supply chain). However, there is no guarantee that Philips will be able to implement such initiatives or meet such aims within anticipated timeframes, or at all. In addition, there is an increasing focus from Philips’ stakeholders – including customers, employees, regulators, and investors – on ESG matters, and those stakeholders may also have ESG-related expectations with respect to Philips’ business and operations. For example, customers may focus on ESG-related criteria in buying our products, and any inability by Philips to address concerns about ESG-related matters could negatively impact sentiment towards Philips and our products and brands. There are an increasing number of regulatory and legislative initiatives in the EU and other jurisdictions to address ESG issues, which will or may (if implemented) require Philips to significantly increase the scope of mandatory ESG disclosures. They will or may (if implemented) require Philips to identify and act on adverse environmental and human rights impacts across the organization and potentially the entire value chain, beyond our current efforts. These regulatory and legislative initiatives, in turn, could also affect how customers or other stakeholders perceive our products or business operations. If our products or business operations do not meet the criteria for sustainability according to, for example, the EU Taxonomy Regulation (including the related delegated regulations) or any other similar regulations, this may negatively affect how customers or other stakeholders view Philips. Philips may fail to fulfill internal or external ESG-related initiatives, aims or expectations, or be perceived to do so, or we may fail adequately or accurately to report performance or developments with respect to such initiatives, aims or expectations. In addition, Philips could be criticized or held responsible for the scope of its initiatives or goals regarding ESG matters. Any of these factors may have an adverse impact on Philips’ reputation and brand value, or on Philips’ business, financial condition and operating results.

Philips may be unable to secure and maintain intellectual property rights for its products and services or may infringe others’ intellectual property rights

Philips is dependent on its ability to obtain and maintain licenses and other intellectual property (IP) rights covering its products and services and its design and manufacturing processes. The IP portfolio is the result of an extensive IP generation process that could be influenced by a number of factors, including innovation and acquisitions. The value of the IP portfolio is dependent on the successful promotion and market acceptance of standards (co-)developed by Philips. This is particularly applicable to the segment ‘Other’, where licenses from Philips to third parties generate IP royalties and are important to Philips’ results of operations. The timing of licenses from Philips to third parties and associated revenues from IP royalties are uncertain and may vary significantly from period to period. Additionally, royalties are often based on sales by third parties, creating an exposure to macroeconomic effects and continuity of these third parties. A loss or impairment in connection with such licenses to third parties could have a material adverse impact on Philips’ financial condition and operating results. Philips is also exposed to the risk that a third party may claim to own IP rights to technology applied in Philips’ products and services. If any such claims of infringement of these IP rights are successful, Philips may be required to pay damages to such third parties or may incur other costs or losses.

9.4Operational risks

Products and services may fail quality or security standards, which may adversely affect patient safety and customer operations

The safety of patients and our reputation depends on the safety and quality of our products and services. Our products and services, either new and/or in field use by our customers, may fail to meet product quality or product security standards. In particular, Philips is exposed to the ongoing impact of the Respironics voluntary recall and related matters. Please refer to the section Quality & Regulatory and patient safety and the Note Contingencies. If products fail to meet product quality and/or security standards, this may cause (patient) harm, negatively impact customer operations and their ability to provide healthcare, provide unauthorized access to patient records and medical devices through cybersecurity incidents or generally cause customer dissatisfaction. Given Philips’ focus on health technology, products and services often require regulatory approvals, including approval of quality and benefit/risk prior to market introduction. Many of our products also have multiple software components, which may be exposed to security threats, including potentially in the event of obsolescence or insufficient maintenance. Issues with the quality or security of our products and services can occur as a result of various factors, including product design, production, suppliers, materials used, installation, or newly emerging and rapidly evolving cybersecurity threats. These (and other) issues could cause events that need to be actively addressed, which may lead to (amongst others) higher costs of design, market de-activation, stop use, field recalls and repairs, financial claims and liabilities, damage to our brand reputation, competitive disadvantage, regulatory non-compliance (refer to the section Compliance risks), consent decrees or losing our license to operate for products or access to markets. Any of these may have a material adverse impact on Philips’ business, financial condition and operating results.

Notwithstanding the proliferation of technology and technology-based control systems to detect defects or other errors in our products before they are released, our business ultimately relies on people as our greatest resource, and, from time to time, they make mistakes or engage in violations of applicable policies, laws, rules or procedures. These events are not always caught immediately by our technological processes or by our controls and other procedures, which are intended to prevent and detect such errors or violations. In addition to human error, our quality controls are also subject to overriding, as well as resource or technical constraints. As such, these quality controls and preventative measures may not be effective in detecting all defects or errors in our products before they have been released into the marketplace. In such an event, the technological reliability and safety of our products could be below our standards, and our reputation, brand and sales could be adversely affected. In addition, we could be required to, or may find it necessary to, offer a refund for the product or service, suspend the availability or sale of the product or service, or expend significant resources to cure the defect or error. Any of these factors may have an adverse impact on Philips’ reputation and brand value, or on Philips’ business, financial condition and operating results.

Philips may be unable to ensure a resilient supply chain

Most of Philips’ operations are conducted internationally, which exposes Philips to supply chain challenges and uncertainties. Philips produces and procures products and parts in various countries globally, including Asian countries. Disruption to production in, and shipping from, Asian countries could have a disproportionate impact on our business compared to disruptions in other markets. The production and shipping of products and parts, whether from Philips or from third parties, could be interrupted by various external factors, such as geopolitics (for example, US-China relations and protectionist measures taken in other markets), regional conflicts, natural disasters or extreme weather events (the effects of which may be exacerbated by climate change), container imbalances, port congestions, and continued uncertainty related to COVID-19 measures (particularly in China). Throughout 2022 we experienced supply chain headwinds and expect these to continue throughout 2023. Currently, components are scarce. Global supply constraints and cost impacts as a result of worldwide economic disruptions, electronic component shortages, fear of future or ongoing pandemics, inflation, and geopolitical events, including the war in Ukraine, are impacting our ability to procure components. Obtaining alternative sources of components could involve significant costs and regulatory challenges and may not be available to us on reasonable terms, if at all. As a health technology company, Philips is dependent on the availability of components, including semiconductors. Semiconductors have been subject to an ongoing global supply shortage. At the same time our product design may include obsolescent semiconductors and other components. If semiconductor shortage continues, we may experience delays, production interruptions, increased costs, the need to make engineering design changes or the inability to fulfill customer demand, any of which could adversely affect our business and financial performance. Philips, our customers, our suppliers, and our third-party service providers may also be exposed to labor shortages, potentially as a result of COVID-19. These factors may cause increased lead times and adversely impact our production capacity, which may negatively impact the delivery of products and services to customers, for example the postponement of equipment installations in hospitals. If Philips is not able to respond swiftly to those factors, this may result in an inability to deliver on customer needs, ultimately resulting in loss of revenue and margin.

A general shortage of energy, materials, (sub-)components or means of transportation may drive fluctuations in price. Philips purchases raw materials, including rare-earth metals, copper, steel, aluminum, noble gases and oil-related products. There is no assurance that these raw materials will be available for purchase in the future. The actions by the governments in the US, UK, and the EU in response to the war between Russia and Ukraine, among other factors, have had an adverse impact on the cost of the raw materials that we purchase. Commodities have been subject to volatile markets, and such volatility is expected to continue and costs to increase. Costs may also increase as a result of stricter climate-change-related laws and regulations. Such legislation could require investments in technology to reduce energy use and greenhouse gas emissions, beyond what we expect in our existing plans, or could result in additional and increased carbon pricing. If Philips is not able to compensate for increased costs of energy, (sub-)components, (raw) materials and transportation – either by reducing reliance thereon or passing on increased costs to customers – then price increases could have a material adverse impact on Philips’ business, financial condition, and operating results.

Philips may increase its dependency on a concentration of external suppliers, as a result of the continuing process of creating a leaner supply base and launching initiatives to replace internal capabilities with less costly outsourced products and services. These initiatives also need to be balanced with local-market value-creation requirements, including those relating to local manufacturing and data storage. Although Philips works closely with its suppliers to avoid supply discontinuities, there can be no assurance that Philips will not encounter future supply issues, causing disruptions or unfavorable conditions.

Philips may face challenges in connection with its strategy to improve execution and other business performance initiatives

As announced in January 2023, Philips has prioritized the further strengthening of our patient safety and quality management, our supply chain operations, and the simplification of the organization and the ways we work. If we do not effectively manage the necessary changes, including any upgrades to Philips’ IT architecture, this may result in us not realizing our business ambitions with respect to growth, safety, quality, operational excellence, productivity and solutions delivery, amongst others, and/or may cause business discontinuities. There can be no assurance that the recently announced changes in operating model will be successful in supporting Philips’ strategy or improving Philips’ results of operations, and Philips may need to undertake further restructurings in the future. If the recently announced restructuring or any future restructurings ultimately prove unsuccessful or have a material adverse effect on Philips’ reputation and brand value, Philips’ business, financial condition, and operating results could be materially adversely affected.

Philips continually seeks to create a more open, standardized, and cost-effective IT landscape. Approaches include further outsourcing, offshoring, commoditization, and ongoing reduction in the number of IT systems. These changes create third-party dependency risks regarding the delivery of IT services, the availability of IT systems, and the functionality offered by IT systems. Although Philips has sought to strengthen security measures and quality controls relating to these systems, these measures may prove to be insufficient or unsuccessful, which may lead to a material adverse impact on Philips’ business, financial condition, and operating results.

Philips is dependent on its people for leadership and specialized skills and may be unable to attract and retain such personnel

In October 2022 and January 2023, Philips announced a series of reductions in workforce. These restructuring measures may negatively impact Philips’ reputation and its ability to attract and retain employees whose skills and experience are important for its business. Layoffs of skilled employees may subject Philips to potential employment lawsuits and benefit Philips’ competitors. Philips’ restructuring measures may also pose operational challenges and place a substantial strain on remaining management and employees. The reduction in workforce may adversely affect the pace and breadth of Philips’ research and development efforts. The diversion of management time to planning and implementing any restructuring measures may also cause disruptions to Philips’ business.

The attraction and retention of talented employees is critical to Philips’ success, and the loss of employees with specialized skills could result in business interruptions. There is fierce competition for talent in key capability segments, and there is a heightened expectation of attrition post-pandemic. The announced organizational restructuring may also impact employee engagement. These factors may affect Philips’ ability to attract and retain critical talent. Post-COVID-19 adjustments such as hybrid working may continue to present challenges to team interactions and the onboarding of new people. If employees perceive our post-COVID-19 approach to working to be inadequate, overly burdensome, or prefer the safety or convenience of working from home, employees may choose to terminate their employment with us, productivity may decline, or we may experience employee unrest, slowdowns, stoppages or other demands. Philips is competing for the best talent and most sought-after skills, and there is no assurance of succeeding compared to other companies in attracting and retaining the highly qualified employees needed in the future. Wage inflation is increasing the competition for talent and the cost of labor. This may negatively impact our ability to deliver on our strategic imperatives, and if we are unable to offset the increased costs of labor through higher selling prices, then rising costs could also have a material adverse impact on Philips’ business, financial condition and operating results.

Philips could be exposed to a significant enterprise cybersecurity breach

Philips relies on information technology to operate and manage its businesses and store and process confidential data (relating to patients, employees, customers, intellectual property, suppliers and other partners). Philips’ products, solutions and services increasingly contain sophisticated and complex information technology. The healthcare industry is subject to strict privacy, security and safety regulations with regard to a wide range of health information. At the same time, geopolitical conflicts and criminal activity continue to drive increases in the number, severity, and sophistication of cyberattacks globally. Considering the general increase in cybercrime, our customers and other stakeholders are becoming more demanding regarding the cybersecurity of our products and services. As a global health technology company, Philips is inherently and increasingly exposed to the risk of cyberattacks and potential impact of attacks on our suppliers. Information systems may be damaged, disrupted (including the provision of services to customers), or shut down due to cyberattacks. In addition, breaches in the security of our systems (or the systems of our customers, suppliers, or other partners) could result in the misappropriation, destruction or unauthorized disclosure of confidential information (including intellectual property) or personal data belonging to us or our employees, customers, suppliers or other partners. These risks are particularly significant with respect to patient medical records. Cyberattacks may result in substantial costs and other negative consequences, which may include, but are not limited to, lost revenues, reputational damage, remediation and enhancement costs, penalties, and other liabilities to regulators, customers and other partners. Philips has not encountered any material breaches or other cybersecurity incidents in 2022. While Philips deals with the operational threat of cybercrime on a continuous basis and has so far been able to prevent significant damage or significant monetary cost in taking corrective action, there can be no assurance that future cyberattacks will not result in significant or other consequences than as described above, which may result in a material adverse impact on Philips’ business, financial condition and operating results.

Philips may face challenges to drive excellence and speed in bringing innovations to market

To gain sustainable competitive advantage and to deliver on our purpose and the Quadruple Aim (better health outcomes, improved patient experience, improved staff experience and lower cost of care), it is important that Philips continues to innovate and delivers these innovations to the market on a timely basis. The emergence of new low-cost competitors, particularly in Asia, further underlines the importance of improvements in the innovation process. Success in launching innovations depends on a number of factors, including development of value propositions, architecture and platform creation, product development, market acceptance, production, and delivery ramp-up. It is also dependent on addressing potential quality issues or other defects in the early stages of introduction, and on attracting and retaining skilled employees. Costs of developing new products and solutions may partially be reflected on Philips’ balance sheet and may be subject to write-down or impairment depending on the performance of such products or services. The significance and timing of such write-downs or impairments are uncertain, as is the ultimate commercial success of new product introductions. Accordingly, Philips cannot determine in advance the ultimate effect that innovations will have on its financial condition and operating results. If Philips fails to create and commercialize its innovations at scale, it may lose market share and competitiveness, which could have a material adverse effect on its financial condition and operating results.

Pandemics could have an adverse effect on Philips’ operations and employees

Although the ability to manage pandemics (for example, resurgences of COVID-19 or mutations thereof) has improved, pandemics may continue to affect Philips’ operations and results in 2023 and Philips expects uncertainty and volatility related to the impact of pandemics and the local response policies thereto, in China in particular given our footprint in China and recent developments in China to loosen restrictions and countervailing measures imposed by other countries. This is driven by, among other things, the extent and depth of government policies to restrict the spread of viruses, the effectiveness of vaccination programs, the appearance of mutations, and the emergence of new viruses that may cause new pandemics. COVID-19 and other pandemics may continue to impact delivery on our triple duty of care in various ways: the health and safety of our employees (in our various working environments); meeting critical customer needs (for example, our production capacity and our ability to deliver, install and provide services); and business continuity (for example, our functional operations, supply chain, and commercial processes). In 2022, we have gradually reopened our offices mostly applying a hybrid schedule. For further discussion or the risks related to hybrid working, see the risk factor “Philips is dependent on its people for leadership and specialized skills and may be unable to attract and retain such personnel”. The expectation remains that responses to the risks of COVID-19 continue to require effort and expense and may negatively affect Philips’ business, financial conditions, and results of operations. In addition, Philips’ customers may not yet be fully focused on making new investments in medical equipment while recovering from COVID-19 disruptions, or they may be facing liquidity issues caused by COVID-19, which may adversely impact Philips’ revenue and cash flow generation.

9.5Financial risks

Philips is exposed to a variety of treasury and financing risks, including liquidity, currency, credit and country risk

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

Philips’ financing and liquidity position may also impact its ability to implement or complete any share-buyback program or distribute any dividends in accordance with its dividend policy or at all. Any announced share-buyback program or dividend policy may also be amended, suspended or terminated at any time, including at Philips’ discretion or as a result of applicable law, regulation or regulatory guidance, and any such amendment, suspension or termination could negatively affect the trading price of, increase trading price volatility of, or reduce the market liquidity of Philips’ shares or other securities. Additionally, any share-buyback program or distribution of dividend could diminish Philips’ cash or other reserves, which may impact its ability to finance future growth and to pursue potential future strategic opportunities. Any share-buyback program or dividend payment will depend on factors such as availability of financing, liquidity position, business outlook, cash flow requirements and financial performance, the state of the market and the general economic climate, and other factors, including tax and other regulatory considerations. Philips and its subsidiaries may also be subject to limitations on the distribution of shareholders’ equity under applicable law.

Philips operates in over 100 countries and its reported earnings and equity are therefore inevitably exposed to fluctuations in exchange rates of foreign currencies against the euro. Philips’ sales and net investments in its foreign subsidiaries are sensitive in particular to movements in the US dollar, Japanese yen, Chinese renminbi, and a wide range of other currencies from developed and emerging economies. Philips’ sourcing and manufacturing spend is concentrated in the EU, the US and China. Income from operations is particularly sensitive to movements in currencies of countries where Philips has no or very small-scale manufacturing/local sourcing activities but significant sales of its products or services, such as Japan, Canada, Australia, the United Kingdom, and a range of emerging markets, such as South Korea, Indonesia, India and Brazil. Philips’ operations in all segments were scaled back in Russia and Ukraine in 2022, which together represented less than 2% of group sales in 2021 and in 2022. The asset value of the activities in Russia and Ukraine were less than 1% of the consolidated total assets of the group as of December 31, 2022. While there have been no significant asset write-downs to date in Russia and Ukraine, we continue to closely monitor developments in this regard.

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

Contingent liabilities may have a significant impact on the company’s consolidated financial position, results of operations and cash flows. For an overview of current cases please refer to the Note Contingencies.

Philips is exposed to tax risks which could have a significant adverse financial impact

Philips is exposed to tax risks which could result in double taxation, penalties and interest payments. The source of the risks could originate from local tax rules and regulations as well as international and EU regulatory frameworks. These include transfer pricing risks on internal cross-border deliveries of goods and services, as well as tax risks relating to changes in the transfer pricing model. Examples of initiatives that may result in changing tax rules and regulations include, but are not limited to, the OECD/G20 Inclusive Framework to address the allocation of income to user markets (“Pillar One”) and a 15 per cent. minimum income tax rate (“Pillar Two”). The formal adoption of Directive (EU) 2022/2523 (the “Pillar Two Directive”) per December 2022 aims to achieve a coordinated implementation of Pillar Two in EU Member States, which is expected to have an effect on the draft Dutch legislative proposal for the proposed Minimum Tax Rate Act 2024 (the “MTR Act”)  Philips is closely monitoring these developments, but does not currently expect that it will be affected by Pillar One implementing measures (subject to clarity on final regulations). However, Philips may be affected by the “MTR Act” following its implementation, which is expected to occur on 1 January 2024, and other regulations and rules that have been, or will be, enacted to implement Pillar Two (for example, any implementing acts in EU Member States in respect of the “Pillar Two Directive”). This may impose an additional tax burden and increase Philips’ tax compliance requirements. Furthermore, Philips is exposed to tax risks related to acquisitions and divestments, permanent establishments, tax loss, interest and tax credits carried forward, and potential changes in tax law that could result in higher tax expenses and payments. The risks may have a significant impact on local financial tax results, which, in turn, could adversely affect Philips’ financial condition and operating results. The value of the deferred tax assets, such as tax losses carried forward, is subject to the availability of sufficient taxable income within the tax loss-carry-forward period. It is also subject to the availability of sufficient taxable income within the foreseeable future, in the case of tax losses carried forward with an indefinite carry-forward period. The ultimate realization of the company’s deferred tax assets is uncertain. Accordingly, there can be no absolute assurance that all deferred tax assets, such as (net) tax losses and credits carried forward, will be realized.

Flaws in internal controls could adversely affect our financial reporting and management process

Accurate disclosures provide investors and other market professionals with significant information for a better understanding of Philips’ businesses. Failures in internal controls or other issues with respect to Philips’ public disclosures, including disclosures with respect to cybersecurity risks and incidents, could create market uncertainty regarding the reliability of the information (including financial data) presented. This could have a negative impact on the price of Philips securities. In addition, the reliability of revenue and expenditure data is key for steering the businesses and for managing top-line and bottom-line growth. The long lifecycle of health technology solution sales, from order acceptance to accepted installation and servicing, together with the complexity of the accounting rules recognizing revenue in the accounts, presents a challenge in terms of ensuring consistent and correct application of the accounting rules throughout Philips’ global business. Significant changes in the way of working, such as hybrid working and shifting processes to remote Global Business Services locations, may have an adverse impact on the control environment under which controls are executed, monitored, reviewed and tested. Any flaws in internal controls, or regulatory or investor actions in connection with flaws in internal controls, could have a material adverse effect on Philips’ business, financial condition, operation results, and reputation and brand.

Global inflation could materially adversely impact our business and results of operations

Changes in macroeconomic conditions, supply chain constraints, labor shortages, the conflict in Ukraine, and steps taken by governments and central banks, particularly in response to the COVID-19 pandemic as well as other stimulus and spending programs, have led to higher inflation, which is likely, in turn, to lead to increased interest rates and adverse changes in the availability and cost of capital. These inflationary pressures could affect our manufacturing costs, operating expenses (including wages), and other expenses. We may not be able to compensate for increased costs by driving productivity to reduce costs and by passing these cost increases on through price measures in a timely manner, if at all, which could have an impact on our gross margins and profitability. Inflation may also cause our customers to reduce or delay orders for our products, which could have a material adverse effect on our business, results of operations, and cash flows.

9.6Compliance risks

Philips is exposed to risks of non-compliance of its products and services with various regulations and standards, including quality, product safety and security

Our reputation and license to operate depends on our compliance with global regulations and standards. In particular, Philips is exposed to the ongoing impact of the Respironics voluntary recall and related matters. Please refer to the section Quality & Regulatory and patient safety and the Note Contingencies. Philips operates in a highly regulated health-technology product safety and quality environment and its products and services, including parts or materials from suppliers, are subject to regulation by various government and regulatory agencies, e.g., FDA (US), EMA (Europe), NMPA (China), MHRA (UK), ASNM (France), BfArM (Germany), and IGZ (the Netherlands). In the EU, the Medical Device Regulation (EU MDR) became effective in May 2021 and imposes significant additional pre-market and post-market requirements. Examples of other product-related regulations are the EU’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS), Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) and Energy-using Products (EuP) regulations. We are subject to various domestic, EU, US and foreign environmental laws and regulations, which are continuing to develop. Any failure to comply with such laws and regulations could jeopardize product quality, safety and security and/or expose us to lawsuits, administrative penalties and civil remedies, which may have a material adverse impact on Philips’ business, financial condition and operating results.

Philips has observed an increase in safety and security requirements in a variety of new and upcoming legislation dealing with market access of consumer goods, medical devices, information and communication technology products, (cloud) services, and specific areas such as data protection, AI, and supply chain. Both regulators and customers require us to demonstrate legal compliance and adequate security management using national and international standards and associated certifications. Non-compliance with conditions imposed by regulatory authorities could result in product recalls, a temporary ban on products, stoppages at production facilities, remediation costs, fines, disgorgements of profits, and/or claims for damages. Product safety incidents or user concerns could jeopardize patient safety and/or trigger inspections by the FDA or other regulatory agencies, which, if failed, could trigger the impacts described above, as well as other consequences. These issues could adversely impact Philips’ financial condition or operating result through lost revenue and cost of any required remedial actions, penalties or claims for damages. They could also negatively impact Philips’ reputation, brand, relationship with customers and market share.

Philips is exposed to the risks of non-compliance with business conduct rules and regulations, including privacy and upcoming ESG disclosure and due diligence requirements.

In the execution of its strategy, Philips could be exposed to the risk of non-compliance with business conduct rules and regulations and our General Business Principles, including, but not limited to, patient safety, quality, anti-bribery, healthcare compliance, privacy and data protection, as well as upcoming ESG disclosure requirements and due diligence requirements. This risk is heightened in growth geographies, as the legal and regulatory environment is less developed compared to mature geographies. Examples of compliance risk areas include commission payments to third parties and remuneration payments to agents, distributors, consultants and similar entities, as well as the acceptance of gifts, which may be considered in some markets to be normal local business practice. The ongoing digitalization of Philips’ products and services, including its processing of personal data, increases the importance of compliance with privacy, data protection and similar laws. These risks could adversely affect Philips’ financial condition, reputation and brand and trigger the additional risk of exposure to governmental investigations, inquiries and legal proceedings and fines. In various jurisdictions, ESG disclosure requirements are currently being drafted. In Europe, the Corporate Sustainability Reporting Directive has been approved. European Sustainability Reporting Standards (ESRS) will be adopted in 2023 and will significantly increase the scope of mandatory ESG disclosures. Also, the proposed European Corporate Sustainability Due Diligence Directive will (if implemented) require companies to identify and act on adverse environmental and human rights impacts across their organization – and potentially their entire value chain. Failure to meet these requirements could trigger the additional risk of exposure to inquiries from supervisory bodies and adversely affect Philips’ reputation and brand, or could adversely impact Philips’ financial condition or operating result through lost revenue and cost of any required remedial actions, penalties or claims for damages.

For further details, please refer to the sub-section Legal proceedings within the Note Contingencies.

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
Chua Sock Koong1)
Born 1957, Singaporean
Member of the Supervisory Board since 2021; first term expires in 2025

Former Group CEO of Singapore Telecommunications Limited and currently member of the Board of Directors of Prudential plc, Bharti Airtel Limited, Bharti Telecom Limited and Ayala Corporation. Member of the Council of Presidential Advisors of Singapore, Deputy Chairman of the Public Service Commission of Singapore.

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
Marc Harrison4)
Born 1964, American
Member of the Supervisory Board since 2018; second term expires in 2026
Former President and Chief Executive Officer of Intermountain Healthcare and former Chief of International Business Development for Cleveland Clinic and Chief Executive Officer of Cleveland Clinic Abu Dhabi. Currently Executive leading Health Assurance at General Catalyst.
Peter Löscher1)4)
Born 1957, Austrian
Member of the Supervisory Board since 2020; first term expires in 2024
Former President and CEO of Siemens AG, President of Global Human Health and Member of the Executive Board of Merck & Co., President and CEO of GE Healthcare Bio-Sciences and member of GE’s Corporate Executive Council, CEO and Delegate of the Board of Directors of Renova Management AG. Currently member of the Board of Directors of Telefónica S.A. and Chairman of the Supervisory Board of Telefónica Deutschland Holding AG, Non-Executive Director of Thyssen-Bornemisza Group AG and Doha Venture Capital LLC and Senior Advisor at Bain Capital Private Equity.
Indra Nooyi3)
Born 1955, American
Member of the Supervisory Board since 2021; first term expires in 2025

Former CFO and Chairman and CEO of PepsiCo. Currently member of the Board of Directors and Chair of the Audit Committee of Amazon, Inc. Member of the International Board of Advisors of Temasek, member of the Board of Trustees of the Memorial Sloan Kettering Hospital.

Sanjay Poonen1)
Born 1969, American
Member of the Supervisory Board since 2022; first term expires in 2026

Former Chief Operating Officer at VMware and President at SAP. Currently CEO and President of Cohesity and member of the Board of Directors of Snyk.

David Pyott2)4)
Born 1953, British/American
Chairman of the Quality & Regulatory Committee
Member of the Supervisory Board since 2015; second term expires in 2023
Former Chairman and Chief Executive Officer of Allergan, Inc. and former Lead Director of Avery Dennison Corporation. Currently member of the Board of Directors of Alnylam Pharmaceuticals Inc., BioMarin Pharmaceutical Inc. and Pliant Therapeutics. Deputy Chairman of the Governing Board of London Business School, member of the Board of Trustees and Executive Committee of the California Institute of Technology, President of the Ophthalmology Foundation and President of the Advisory Board of the Foundation of the American Academy of Ophthalmology.
Paul Stoffels2)3)
Born 1962, Belgian
Vice-Chairman and Secretary
Chairman of the Remuneration Committee
Member of the Supervisory Board since 2018; second term expires in 2026
Former CEO of Virco, Chairman of Tibotec, worldwide Chair of Pharmaceuticals at Johnson & Johnson and Chief Scientific Officer & member of the Executive Committee at Johnson & Johnson. Currently CEO and Chairman of the Board of Directors of Galapagos NV.
Herna Verhagen2)
Born 1966, Dutch
Member of the Supervisory Board since 2022; first term expires in 2026

Currently CEO of PostNL, member of the Supervisory Board of ING Groep N.V., member of the Supervisory Board of Het Concertgebouw N.V., member of the Advisory Board of Goldschmeding Foundation and member of the executive committee and general board of VNO/NCW (Confederation of Netherlands Industry and Employers).

For a current overview of the Supervisory Board members, see also https://www.philips.com/a-w/about/supervisory-board.html
1)member of the Audit Committee2)member of the Remuneration Committee3)member of the Corporate Governance and Nomination & Selection Committee4)member of the Quality & Regulatory Committee

11Supervisory Board report

Letter from the Chairman of the Supervisory Board

Dear Stakeholder,

2022 was an extremely challenging year for Philips, which was reflected in a disappointing set of results. The company faced significant issues, including the consequences of the Philips Respironics recall, supply chain and inflationary pressures, the war in Ukraine and the COVID situation in China, which all contributed to the below-par business and financial performance. These developments had a significant impact on our shareholders and employees. In that context, we greatly appreciate the trust our customers show in us, as reflected in our order book.

Mindful of the seriousness of the situation, the Supervisory Board is fully committed to supporting management in leading the company out of its current difficulties and towards a future of progressive value creation with sustainable impact. As we explain in our Report, the Supervisory Board spent many sessions in 2022 engaging with the Board of Management and closely and actively reviewing key priority issues and actions to put Philips back on a value creation track for its stakeholders.

In the course of the year, our succession planning – during which we extensively evaluated internal and external candidates – resulted in the appointment of Roy Jakobs as CEO of Philips. The Board recognizes the portfolio transformation of Philips over the last decade into a focused, global solutions leader in health technology, which needs further performance improvement on several aspects. Our Board is convinced that Roy is the right CEO to take Philips to the next level of performance, by driving execution of the strategic plan and the firm measures announced in the October and January releases. Our Board focus is fully aligned with the company’s priorities: driving quality, completing the recall, improving supply chain and business performance, and simplifying the organization. We continue to offer the leadership team our support wherever applicable.

The Supervisory Board knows that addressing the Philips Respironics recall and strengthening patient safety and quality is Philips’ first priority. We feel encouraged by the most recent update around the recall, as the company strives to finalize remediation and testing. We fully understand the impact this issue has had on patients, clinicians, care givers, as well on regulators and investors. We are pleased to note that by year-end 2022, following the substantial ramp-up of capacity, Philips Respironics had completed around 90% of the production required for the delivery of replacement devices to patients. We are also encouraged by the complete set of test results for the first-generation DreamStation (DS1), which accounts for over two thirds of the sleep therapy devices subjected to the recall.

The Supervisory Board also discussed the supply chain situation frequently and in depth in 2022 – both the external situation and the improvements needed internally to improve business and financial performance.

The Supervisory Board supports the simplification of Philips’ organizational structure, where the businesses are leading, supported by the regions and global functions, with more focused KPIs. The workforce reductions announced in October 2022 and January 2023 were difficult, yet necessary measures as the company as drives a major step-up in productivity, including focusing its R&D activities on fewer, yet more impactful projects. Philips will strive to implement these reductions with due respect for every employee affected and in line with all local rules and regulations.

Changes to the composition of the Supervisory Board

At the Annual General Meeting of Shareholders held in May 2022, the Supervisory Board was strengthened by the addition of Herna Verhagen and Sanjay Poonen as new members. With her proven track record in driving a customer-first company culture and a background in e-commerce logistics, Herna Verhagen has brought valued and new perspectives to the Supervisory Board, while Sanjay Poonen’s extensive experience in enterprise IT and cloud-enabled business models has further strengthened the Supervisory Board’s digital competencies. I also wish to thank Neelam Dhawan, who stepped down at the end of the 2022 AGM, for her long-term counsel and support.

Together with my fellow Supervisory Board members, I look forward to providing further oversight of Philips as the company addresses the key priorities for its recovery and at the same time continues to deliver on its purpose of improving people’s health and well-being through meaningful innovation.

Feike Sijbesma
Chairman of the Supervisory Board

Introduction Supervisory Board report

The Supervisory Board supervises, advises and challenges the Board of Management in performing their management tasks, as well as setting and executing the strategy of the Philips Group. As members of the Supervisory Board, we act in the interests of Royal Philips, its businesses and all its stakeholders. This report includes a more speciﬁc description of the Supervisory Board’s activities during the ﬁnancial year 2022 and other relevant information on its functioning.

2022 focus areas and activities of the Supervisory Board

In 2022, Philips’ performance continued to be impacted by the Philips Respironics voluntary recall and operational and supply challenges, such a shortage of electronic components, longer shipping timelines, and disruptions at suppliers caused by the COVID-19 pandemic, which also affected Philips’ manufacturing sites in China. The company also faced other headwinds, such as inflationary pressure and the Russia-Ukraine war. These headwinds negatively impacted the conversion of the company’s strong order book into sales and the 2022 margin. Furthermore, performance continued to be negatively impacted by the consequences of the Philips Respironics voluntary recall notification in the Sleep & Respiratory Care business in June 2021.

Against this background, the Supervisory Board was regularly updated by management on the company’s performance and outlook, and the Supervisory Board engaged in discussions with management on improving performance, among others by addressing the patient safety and accelerating our focus on quality, resilience and quality of the supply chain operations and simplifying the ways of working at Philips to improve performance and increase productivity and agility. Near term and longer-term actions to strengthen the supply chain resilience, as proposed by management, were reviewed by the Supervisory Board.

In this context, the Supervisory Board and management also discussed the external environment in which the company operates, and the impact that the macro-economic outlook has on its performance.

In 2022, the Supervisory Board devoted considerable time to the Philips Respironics voluntary recall, as a recurring agenda item for each of its (regular) meetings. The Supervisory Board discussed and tracked the progress made with the repair and replacement program, as well as the comprehensive test and research approach for the CPAP, BiPAP and mechanical ventilator devices affected. Putting the interest of patients first, the Supervisory Board asked management to keep patients regularly updated on the status of the repair or replacement of their devices and to accelerate the repair and replacement program where possible, despite operational and supply challenges. The Supervisory Board was also regularly updated on other aspects of the recall, such as the ongoing engagements with the US Food and Drug Administration (FDA) and other competent authorities globally, discussions with the US Department of Justice (DOJ), acting on behalf of the FDA regarding the consent decree, as well as the criminal and civil investigation opened by the DOJ's Consumer Protection Branch and Civil Fraud Section, and the US Attorney’s Office for the Eastern District of Pennsylvania to which Philips Respironics is subject and the ongoing class-action lawsuits and individual personal injury claims in which Philips Respironics is a defendant.

Recognizing the importance of patient safety and quality of products and solutions sold by the Philips Group generally, significant time was spent in 2022 on reviewing and tracking progress of the company-wide program launched in 2021 (‘Accelerating Patient Safety and Quality’) to improve and foster a culture, behaviors and a mindset that puts quality and patient safety first. In the context of this program, the Supervisory Board also discussed the process framework for product design and production controls in the company.

The Supervisory Board carefully considered the CEO succession planning and ran an extensive selection and evaluation process, supported by an external executive search firm, during which various scenarios were considered to ensure the best outcome. Following the completion of this process in which both internal and external candidates were considered and evaluated, the Supervisory Board unanimously concluded that Mr Roy Jakobs was the best candidate. The Supervisory Board subsequently nominated Mr Jakobs as the new CEO/President of the company effective October 15, 2022, to allow for him to take full ownership of the 2023 budget and business plan. The Supervisory Board is very pleased that Philips' shareholders appointed Mr Jakobs at the Extraordinary General Meeting of Shareholders (with 99.77% of our shareholders voting favor) held on September 30, 2022. Since the appointment of Mr Jakobs, the Supervisory Board has been working closely with him on his key priorities to further improve and strengthen Philips’ performance as a leading health technology company, which priorities include: (i) further deepening the patient safety and quality capability across the company, which includes the completion of the Philips Respironics voluntary recall; (ii) leading the Philips Group to resume its profitable growth trajectory by addressing current headwinds, including strengthening the supply chain resilience as noted above; and (iii) simplification of the organization to improve performance and productivity.

Following Mr Jakobs' appointment, the Supervisory Board and the Board of Management interacted on the company’s overall strategy to extend its leadership as a health technology company and its plan to create value with sustainable impact towards 2025 and beyond, based on focused organic growth and scalable innovation with improved execution as the key value driver, as presented on January 30, 2023. This plan is designed to restore sales growth and improvement of profitability, including the strategic plans and priorities of each of the segments Diagnosis & Treatment, Connected Care and Personal Health. These interactions led to the company’s ambition and productivity initiatives, restructuring and other actions designed to improve its supply operations and performance, as well as its plans to invest in quality, simplify ways of working, remove organizational complexity by putting businesses with single accountability in the lead, enabled by strong regions and lean functions, and reduce operating expenses, as publicly announced by management on October 24, 2022 and January 30, 2023. Furthermore, the number of key performance indicators that is used to track the company’s performance will be significantly reduced. In this context, the Supervisory Board is also pleased with the strengthening of the Executive Committee with the appointments of Steve C. de Baca and Jeff DiLullo as members of the Executive Committee, in their roles as Chief Patient Safety & Quality Officer and Chief Market Leader of Philips North America respectively. This includes the immediate reduction of around 4,000 roles globally across the organization announced on October 24, 2022 and the further reduction of the company’s workforce by around 6,000 roles globally by 2025 announced on January 30, 2023.

The overview below indicates other key matters that were reviewed and/or discussed during one or more meetings in the course of 2022:

  Capital allocation, including the dividend policy and pay-out and the M&A framework, and specifically the company’s flexibility under its capital structure and credit ratings to pay dividends and to fund capital investments, including share repurchases and other corporate finance initiatives.
  The company’s liquidity position and leverage, including the measures taken to strengthen it in light of the financial underperformance of the company. These measures include securing a EUR 1 billion credit facility and executing the settlement of the forward contracts (entered into as part of the share repurchase program announced on July 26, 2021) at the original settlement dates in 2023 and 2024 instead of in 2022 as announced on April 28, 2022.
  Geopolitical developments and their impact on Philips’ business, in particular the impact of the Russia-Ukraine war on Philips’ employees and the (potential) implications on continuity of Philips’ business in these countries.
  Regular review of the dashboard tracking the performance of the 2022 key performance indicators for the Executive Committee versus target.
  Philips’ annual management commitments, including the 2023 key performance indicators for the Executive Committee, the 2023 targets for such key performance indicators, and the annual operating plan for 2023.
  Quality & Regulatory compliance, systems and processes. The Supervisory Board was regularly updated on past and upcoming FDA inspections at various company sites, including the preparations for and outcomes of such inspections. Also, refer to the Report of the Quality & Regulatory Committee.
  Oversight of the adequacy of the company’s Internal Control over Financial Reporting.
  Enterprise risk management, including updates on and improvements to the relevant processes; the outcome of the annual risk assessment dialogue with the Executive Committee; and an update of the top risks faced by the Philips Group, including the possible impact of such risks, as well as control and mitigation measures. Refer to Our approach to risk management.
  Engagement with shareholders on the remuneration for the Board of Management following the negative advisory shareholder vote against the 2021 Remuneration Report at the 2022 Annual General Meeting of Shareholders. See the Letter from the Remuneration Committee Chair below for more information.
  Succession planning for the Supervisory Board, as well as for the Board of Management and Executive Committee, including the appointments of Wim Appelo, Steve C. de Baca and Jeff DiLullo as members of the Executive Committee.
  The company’s People strategy and priorities, employee engagement and retention of employees, review of talent management, leadership and talent development, leadership culture, inclusion and diversity.
  Following best practices, an evaluation of the CEO succession process, with a satisfactory outcome.
  Evaluation of the Board of Management and the Executive Committee based on the achievement of specific group and individual targets approved by the Supervisory Board at the beginning of the year.
  Significant civil litigation claims against, and public investigations into, Philips.
  Philips’ Environmental, Social and Governance (ESG) approach, comprising an update on progress made with respect to the 2025 ESG key programs and sustainability commitments and aims (including circular revenues) and Philips’ aim to improve the health and well-being of 2.5 billion people per year by 2030 through meaningful innovation. The Supervisory Board was also educated on sustainability reporting requirements and requirements related to sustainability-related financial disclosures, as well as European Union regulatory developments in this context. These include but are not limited to education on the European Union Corporate Sustainability Reporting Directive and European Union Sustainability Reporting Standards and the impact thereof on reporting by the Philips Group.
  The agenda for the 2022 Annual General Meeting of Shareholders (held on May 10, 2022) and the Extraordinary General Meeting of Shareholders (held on September 30, 2022) and the proposed agenda for the 2023 Annual General Meeting of Shareholders (to be held on May 9, 2023).
  The re-appointment, at the 2022 Annual General Meeting of Shareholders, of Ernst & Young Accountants LLP as the company’s external auditor for a term of one year, starting on January 1, 2023.
  The proposed re-appointment of Ernst & Young Accountants LLP as the company’s external auditor for a term of one year, starting on January 1, 2024, and the proposed appointment of PricewaterhouseCoopers Accountants N.V. as the company’s new external accountant, starting on January 1, 2025 for a term of four years. Both proposals will be submitted to the shareholders for their approval at the 2023 Annual General Meeting of Shareholders.
  The market environment for global M&A activities that has slowed down in the second half of 2022 driven by growing macro-economic challenges, inflationary pressure and rising interest rates, as well as the company’s selective approach towards M&A going forward and the (business) performance of companies previously acquired by the company.

The Supervisory Board also conducted 'deep dives' into the strategy and performance of:

  The Image Guided Therapy businesses; and
  Philips North America and Philips International Markets, including market trends, business performance and key strategic and transformation initiatives and priorities.

The Supervisory Board also reviewed Philips’ annual and interim financial statements, including information related to ESG, prior to publication.

Supervisory Board meetings and attendance

In 2022, the members of the Supervisory Board convened for seven regular meetings and four extraordinary meetings. Moreover, the Supervisory Board members collectively and individually interacted with members of the Board of Management, with members of the Executive Committee and with senior management outside the formal Supervisory Board meetings. The Chairman of the Supervisory Board and the CEO met regularly for bilateral discussions about the company’s progress on a variety of matters. Herna Verhagen and Sanjay Poonen were appointed to the Supervisory Board with effect from May 10, 2022. They followed an induction program and interacted with the members of the Board of Management and various Executive Committee members for deep dives on strategy, finance and investor relations, governance and legal affairs.

The Supervisory Board meetings were well attended in 2022. All Supervisory Board members were present during the Supervisory Board meetings in 2022. The committees of the Supervisory Board also convened regularly (see the separate reports of the committees below) and the committees reported back on their activities to the full Supervisory Board. In addition to the formal meetings of the Board and its committees, the Board and Committee members held private meetings. The members of the Supervisory Board concluded that they devoted sufficient time to engage (proactively if the circumstances so required) in their supervisory responsibilities.

In May 2022, some Supervisory Board members visited Philips’ Personal Health site in Drachten, the Netherlands and some Supervisory Board members participated in an innovation tour at the Philips site at the High Tech Campus in Eindhoven. In the course of 2022, various Supervisory Board members visited Philips’ Diagnosis & Treatment manufacturing site in Best, the Netherlands, including a visit to the Customer Experience Center. Furthermore, in June 2022, the Supervisory Board visited the headquarters of Philips North America in Cambridge, Massachusetts, US, where the North American Research & Development Center of the company is based and met with several key members of the North American management team.

Supervisory Board: composition, diversity and self-evaluation

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

The Supervisory Board currently consists of 10 members. In 2022, there were a number of changes to the composition of the Supervisory Board, all effective as per (the end of) the 2022 Annual General Meeting of Shareholders. Herna Verhagen and Sanjay Poonen were each appointed to the Supervisory Board for a term of four years. Paul Stoffels and Marc Harrison were each re-appointed for a term of four years. The term of appointment of Neelam Dhawan expired.

The Supervisory Board attaches great value to diversity in its composition and has adopted a Diversity Policy for the Supervisory Board, Board of Management and Executive Committee. For more information on the Diversity Policy, please refer to Report of the Corporate Governance and Nomination & Selection Committee. The Supervisory Board spent time in 2022 considering its composition, as well as the composition of the Executive Committee (including the Board of Management), taking into account the criteria set forth in the Diversity Policy.

The composition of the Supervisory Board furthermore follows its profile (which was updated in early 2023), as included in the Rules of Procedure of the Supervisory Board. The profile which aims for an appropriate combination of knowledge and experience among the members of the Supervisory Board, encompassing general management, international business, environmental, social and governance (ESG) and sustainability, (consumer) health and medical technology, quality and regulatory, finance and accounting, human resources, manufacturing and supply chain, information technology and digital, marketing, and governmental and public affairs, all in relation to the global character of Philips’ businesses. The Supervisory Board also aims for having members with different nationalities and (cultural) backgrounds, working experiences or otherwise diverse qualities, as well as one or more members with an executive or similar position in business or society no more than five years ago. The composition of the Supervisory Board shall furthermore be in accordance with the Dutch Corporate Governance Code best practice provisions on independence, and each member of the Supervisory Board shall be capable of assessing the broad outline of the overall policy of the company. The size of the Supervisory Board may vary as it considers appropriate to support its profile.

Effective 2022, (re-)appointments of members of the Supervisory Board must meet the gender quota, in accordance with Dutch law, requiring that at least one-third of the supervisory board members are women and at least one-third are men. (For calculation purposes, a total number of board members that cannot be divided by three, must be rounded up to the next number that can be divided by three.) Currently, the statutory quota is met, as out of ten Supervisory Board members, four members are female and six members are male.

In 2022, each member of the Supervisory Board completed a questionnaire to verify compliance with the applicable corporate governance rules and the Rules of Procedure of the Supervisory Board. The outcome of this survey was satisfactory.

An independent external party facilitated the 2022 self-evaluation process for the Supervisory Board and its committees. This included drafting and submitting relevant questionnaires, interviewing members of the Supervisory Board and aggregating and reporting on the results. The members of the Board of Management also provided their input. The questionnaires covered topics such as the composition, size, skills and experience, geographical coverage and diversity of the Supervisory Board, stakeholder oversight, strategic oversight, the management, dynamics and focus of the meetings of the Supervisory Board, the effectiveness of the Supervisory Board’s oversight of various aspects of the company’s business, risk management, succession planning and people oversight, the CEO succession process, the engagement with management and recommendations to improve the Supervisory Board’s functioning and ways of working going forward. Furthermore, the performance of the Chairman, the other Supervisory Board members individually, and of the Supervisory Board’s committees was evaluated separately.

The reports on the results of the evaluation were discussed in a meeting of the Supervisory Board. The results of the evaluation indicated that the Supervisory Board continues to be a well-functioning team, as also demonstrated during the expedited CEO succession process in 2022. The results demonstrated that the Supervisory Board is of appropriate size and benefits from different expertise, diversity, and international geographical representation. Suggestions were made to further strengthen the functioning of the Supervisory Board and its Committees going forward. The Supervisory Board stresses the importance of going deep in some important matters, in which the Committees play a key role too. This is in full alignment with the current focus of management on patient safety and quality, supply chain reliability and performance and simplification of the organization, with the aim to enhance organic growth and people and patient centric innovation. Early 2023, the Chairman of the Supervisory Board also discussed the results of the self-evaluation with each of the individual members of the Supervisory Board; the Chairman also discussed the evaluation of his own functioning with the Vice -Chairman.

Key topics that the Supervisory Board and its Committees will focus on in 2023 include tracking progress on certain aspects of the Philips Respironics voluntary recall notification (including but not limited to the repair and replace program and the testing program), the internal Accelerating Patient Safety and Quality program launched in 2021, with respect to improving the resilience of the supply chain and the company’s performance and cash flow generation. Furthermore, in 2023, the Supervisory Board will focus on the company’s liquidity position and financial headroom and prepare updates to the remuneration policies for the Supervisory Board and the Board of Management that will be submitted to the 2024 Annual General Meeting of Shareholders, and track the progress made with the simplification of the company’s operating model with the aim of reducing complexity and clarifying accountabilities and tracking the reduction of roles as announced by the company on October 24, 2022 and January 30, 2023 respectively.

The periodic use of an external facilitator to measure the functioning of the Supervisory Board will continue to be considered in the future.

Supervisory Board composition

	Feike Sijbesma	Paul Stoffels	Chua Sock Koong	Liz Doherty	Marc Harrison	Peter Löscher	Indra Nooyi	Sanjay Poonen1)	David Pyott	Herna Verhagen1)
Year of birth	1959	1962	1957	1957	1964	1957	1955	1969	1953	1966
Gender	Male	Male	Female	Female	Male	Male	Female	Male	Male	Female
Nationality	Dutch	Belgian	Singaporean	British/Irish	American	Austrian	American	American	British/American	Dutch
Initial appointment date	2020	2018	2021	2019	2018	2020	2021	2022	2015	2022
Date of (last) (re-)appointment	n/a	2022	n/a	n/a	2022	n/a	n/a	n/a	2019	n/a
End of current term	2024	2026	2025	2023	2026	2024	2025	2026	2023	2026
Independent	yes	yes	yes	yes	yes	yes	yes	yes	yes	yes
Committee memberships2)	RC & CGNSC	RC & CGNSC	AC	AC	QRC	AC & QRC	CGNSC	AC3)	RC & QRC	RC4)
Attendance at Supervisory Board meetings	(11/11)	(11/11)	(11/11)	(11/11)	(11/11)	(11/11)	(11/11)	(8/8)	(11/11)	(8/8)
Attendance at committee meetings	RC (7/7) CGNS (9/9)	RC (7/7) CGNSC (9/9)	AC (7/7)	AC (7/7)	QRC (6/6)	AC (7/7) QRC (6/6)	CGNSC (8/9)	AC (4/4)	RC (7/7) QRC (6/6)	RC (5/5)
General management	yes	yes	yes	yes	yes	yes	yes	yes	yes	yes
International business	yes	yes	yes	yes	yes	yes	yes	yes	yes	yes
ESG & sustainability	yes					yes	yes			yes
(Consumer) health and medical technology	yes	yes		yes	yes	yes			yes
Patient safety, quality & regulatory and product development		yes			yes	yes			yes
Finance and accounting	yes	yes	yes	yes	yes	yes	yes	yes	yes	yes
Human Resources	yes	yes	yes		yes	yes	yes	yes	yes	yes
Manufacturing and supply chain	yes	yes		yes		yes	yes
Information technology and digital	yes	yes	yes	yes	yes	yes	yes	yes		yes
Marketing	yes	yes				yes	yes	yes	yes	yes
Governmental and public affairs	yes	yes	yes	yes	yes	yes	yes			yes
1)Appointed as member of the Supervisory Board with effect from May 10, 20222)CGNSC: Corporate Governance & Nomination and Selection Committee; AC: Audit Committee; RC: Remuneration Committee; QRC: Quality & Regulatory Committee3)Sanjay Poonen joined the Audit Committee in the course of 20224)Herna Verhagen joined the Remuneration Committee in the course of 2022

Supervisory Board committees

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

Financial statements 2022

The financial statements of the company for 2022, as presented by the Board of Management, have been audited by Ernst & Young Accountants LLP, the independent external auditor appointed by the General Meeting of Shareholders. We have approved these financial statements, and all individual members of the Supervisory Board have signed these documents (as did the members of the Board of Management).

We recommend to shareholders that they adopt the 2022 financial statements. We likewise recommend to shareholders that they adopt the proposal of the Board of Management to make a distribution of declare a dividend of EUR 0.85 per common share, against retained earnings, and to distribute such dividend in shares.

Finally, we would like to express our thanks to the members of the Board of Management, the Executive Committee and all other employees for their continued contribution throughout 2022.

February 21, 2023

The Supervisory Board

Feike Sijbesma
Paul Stoffels
Chua Sock Koong
Liz Doherty
Marc Harrison
Peter Löscher
Indra Nooyi
Sanjay Poonen
David Pyott
Herna Verhagen

Further information

To gain a better understanding of the responsibilities of the Supervisory Board and the internal regulations and procedures governing its functioning and that of its committees, please refer to Corporate governance and to the following documents published on the company’s website:

  Articles of Association
  Rules of Procedure of the Supervisory Board, including the Charters of the Supervisory Board committees
  Diversity Policy for the Supervisory Board, Board of Management and Executive Committee

11.1Report of the Corporate Governance and Nomination & Selection Committee

The Corporate Governance and Nomination & Selection Committee is chaired by Feike Sijbesma. Its other members are Paul Stoffels and Indra Nooyi. The Committee is responsible for the review of selection criteria and appointment procedures for the Board of Management, the Executive Committee, certain other key management positions, as well as the Supervisory Board.

In 2022, the Corporate Governance and Nomination & Selection Committee held nine meetings and all Committee members attended these meetings, with the exception of one member unable to attend the meeting in August 2022. Furthermore, the Committee had numerous additional special meetings in 2022, in particular on the topic of the CEO succession process, which were attended by all Committee members.

The Committee devoted time to the appointment or reappointment of candidates to fill current and future vacancies on the Supervisory Board. Following those consultations, it prepared decisions and advised the Supervisory Board on candidates for appointment. This resulted in the appointment of Herna Verhagen and Sanjay Poonen as members of the Supervisory Board at the 2022 Annual General Meeting of Shareholders.

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

In 2022, the Committee devoted ample time to the selection and appointment of the new CEO/President of the company as discussed above in the report of the Supervisory Board. This resulted in the appointment of Mr Roy Jakobs as President/CEO and member of the Board of Management at the Extraordinary General Meeting of Shareholders on September 30, 2022. Furthermore, the Committee devoted time in 2022 to the selection and/or appointment of candidates to fill other current and future vacancies on the Board of Management and the Executive Committee. This resulted in: the appointment of Willem Appelo as a member of the Executive Committee in his role as Chief Operations Officer (succeeding Sophie Bechu who stepped down from the Executive Committee), effective September 2022; the appointment of Steve C. de Baca as a member of the Executive Committee in his role as Chief Patient Safety & Quality Officer, effective February 6, 2023; and the appointment of Jeff DiLullo as a member of the Executive Committee in his role as Chief Market Leader of Philips North America (succeeding Vitor Rocha who left the company), also effective February 6, 2023. As announced on December 8, 2022, Kees Wesdorp left the company on January 1, 2023, with Bert van Meurs (Chief Business Leader for the Image Guided Therapy businesses) temporarily expanding his role to include the leadership of the Precision Diagnosis businesses.

With respect to corporate governance matters, the Committee discussed relevant developments and legislative changes, including the revised Dutch Corporate Governance Code and the regulatory regimes around disclosure requirements related to ESG. Finally, the Committee reviewed the Charter of the Corporate Governance and Nomination and Selection Committee and concluded it remains appropriate.

With respect to the productivity initiatives and other actions to improve the company’s performance (including the unfortunate but necessary reduction of roles), the Committee was updated by management on the impact on employees and the phased deployment approach and reviewed the simplification of the organization.

Diversity

The Diversity Policy for the Supervisory Board, Board of Management and Executive Committee was adopted in 2017 and revised in early 2023, and is published on the company website. The Committee periodically assesses the Diversity Policy and the size and composition of the Supervisory Board and makes recommendations, if relevant, relating to the profile for the Supervisory Board.

The criteria in the Diversity Policy aim to ensure that the Supervisory Board, the Board of Management and the Executive Committee have a sufficient diversity of views and the expertise needed for a good understanding of current affairs and longer-term risks and opportunities related to the company’s business. The nature and complexity of the company’s business is taken into account when assessing optimal diversity, as well as the social and environmental context in which the company operates.

Pursuant to the Diversity Policy, the selection of candidates for appointment to the Supervisory Board, Board of Management and Executive Committee is based on merit. With due regard to the criteria set forth in the Diversity Policy, the company shall seek to fill vacancies by considering candidates that represent a diversity of (among others) ages, gender, identities and educational and professional backgrounds. Please refer to the Supervisory Board report for more information on the diversity of the Supervisory Board.

The Diversity Policy includes the Supervisory Board’s aim that the Board of Management and the Executive Committee comprise members with different nationalities and (cultural) backgrounds, working experiences or otherwise diverse qualities. Effective 2022, Dutch law requires listed companies to set appropriate and ambitious gender diversity targets for the Board of Management and for a management level of a seniority to be determined by the company. To this end, the Diversity Policy includes the Supervisory Board’s aim that at least one-third of the members of each of the Board of Management and the Executive Committee are women and at least one-third are men. For more information, please refer to Inclusion & Diversity.

11.2Report of the Remuneration Committee

11.2.1Letter from the Remuneration Committee Chair

Dear Stakeholder,

On behalf of the Remuneration Committee, I am pleased to report on the Committee’s activities in 2022 and to present the 2022 Remuneration Report on behalf of the Board of Management and the Supervisory Board.

The Remuneration Committee has been very mindful of the fact that during the Annual General Meeting of Shareholders (AGM) held in 2022, a majority of the advisory votes were cast against the 2021 Remuneration Report. We have taken this negative advisory vote very seriously and that is why we reached out to the company’s shareholders immediately after the 2022 AGM, and further engaged with our shareholders in the second half of 2022. I, as the Chairman of the Remuneration Committee, together with Investor Relations, held discussions with thirteen of our larger shareholders (in aggregate representing approximately 45% of the issued share capital) and with three of the most representative institutional advisory organizations.

Feedback received from our shareholders

Most of our shareholders understand that under certain circumstances the Supervisory Board should be able to adjust the Annual Incentive (AI) and Long-Term Incentive (LTI) payouts, but they did express their specific concern regarding the adjustments made for the members of the Board of Management over 2021 also in view of the impact the year had on our shareholders. Our shareholders, however, did understand the discretionary adjustments made for the wider employee workforce, particularly to address retention risks. Furthermore, they requested us to be more transparent in the way we disclose our individual performance realization, especially given the above-target realization over 2021 for the CEO. Finally, they requested us to be transparent about the way the 2021 adjustments would be reflected in the company performance targets set for the 2022 AI.

How have we addressed this feedback

Naturally the AI and LTI pay-out was impacted by the low company performance. As explained in our 2021 Remuneration Report and during our engagements ahead of the 2022 AGM we have applied the adjustments in the best interest of the company and employees to address retention risks in view of the challenging circumstances our people had and still have to work in. However, in discussions with our shareholders after the 2022 AGM, we concluded that in making adjustments for the members of the Board of Management, a stronger alignment with the interest of our shareholders should be applied. Therefore, the Supervisory Board reconsidered the company’s long standing practice, and decided to no longer automatically apply a uniform AI and LTI adjustment methodology for the entire company and effectively de-couple the remuneration approaches for the members of the Board of Management and for the broader workforce.

We still have the opinion that it is good to have a strong alignment in remuneration between members of the Board of Management and our broader workforce, but we realize that in certain circumstances addressing the retention risks of our own people can result in a disalignment between the remuneration of the members of the Board of Management and the interest of the shareholders. Therefore we have adjusted our approach.

A decision we have taken – already prior to the 2022 AGM – to increase clarity on potential adjustments and reward for performance, is to set targets going forward, starting with the 2022 AI based on our adjusted EBITA*) metric reported externally and as such apply a well-defined and disclosed set of adjustments (please refer to Reconciliation of non-IFRS information for an exact definition of the performance metric).

In the context of our company’s performance in 2022 and to align with the shareholder experience, the Supervisory Board and Board of Management have jointly concluded that it was appropriate to waive any 2022 AI pay-out and any vesting of the 2020 LTI grant of the current members of the Board of Management. Specifically, this means that an amount of EUR 236,957 of the AI and an amount of EUR 188,994 of the LTI was waived.

For transparency purposes, we provided an enhanced disclosure of the individual performance realization. While there would have been a payout based on the individual performance realization, there was no AI payout for the financial performance criteria because the realized performance is below the respective thresholds. For the avoidance of doubt we confirm that the financial targets that were set for 2022 took into account the adjustments made in relation to the 2021 remuneration in a way that the members of the Board of Management would not benefit twice from these adjustments.

Other feedback received during these (and future) shareholder engagements will also be taken into account when preparing for a renewal of our shareholders’ mandate on our remuneration policies (to be voted on during our 2024 AGM). As I have mentioned in my letter last year, it is our purpose at Philips to improve people’s health and well-being through meaningful innovation. As a Remuneration Committee we want to assure that our remuneration policy supports this purpose.

CEO remuneration

Per October 15, 2022, Roy Jakobs was appointed as CEO of the company. The annual base compensation of Mr Jakobs was set at EUR 1,200,000, below the base salary of his predecessor, and in line with Philips’ remuneration policy, but just below the median of our Quantum Peer Group. Upon his appointment, Mr Jakobs received performance shares with a grant value of EUR 314,137, which equals his 2022 CEO LTI grant value pro-rated for the time in role in 2022. The 2022 LTI grant that Mr Jakobs received as part of the remuneration, in his previous role, was likewise pro-rated for the time in role and until he took over the role as CEO. Our 2022 Remuneration Report also includes a description of the remuneration (to be) received by the former CEO after his succession under his services agreement terminating on April 30, 2023. All payments are in line with contractual obligations.

The composition of the Remuneration Committee and its activities

The Remuneration Committee is chaired by Paul Stoffels. Its other members are David Pyott, Herna Verhagen and Feike Sijbesma. The Committee is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Executive Committee, as well as the policies governing this remuneration. In performing its duties and responsibilities, the Remuneration Committee is assisted by an external consultant and an in-house remuneration expert. For a full overview of the responsibilities of the Committee, please refer to the Charter of the Remuneration Committee, as set forth in Chapter 3 of the Rules of Procedure of the Supervisory Board (which are published on the company’s website). Our annual Remuneration Committee cycle enables us to have an effective decision-making process supporting the determination, review and implementation of the Remuneration Policy. The Committee met seven times in 2022. All Committee members were present during these meetings.

I look forward to presenting this Remuneration report at our annual General Meeting of Shareholders.

On behalf of the Remuneration Committee,

Paul Stoffels
Chairman of the Remuneration Committee

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

11.2.2Remuneration report 2022

In this Remuneration Report, the Supervisory Board provides a comprehensive overview, in accordance with article 2:135b of the Dutch Civil Code, of the remuneration paid and owed to the individual members of the Board of Management and the Supervisory Board respectively in the financial year 2022. The report will also be published as a stand-alone document on the company’s website after the 2023 Annual General Meeting of Shareholders, the agenda of which will include an advisory vote on this Remuneration Report.

Board of Management

Summary of 2020 Remuneration Policy

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
  Defined Contribution plan with fixed contribution (applicable to all executives in the Netherlands – capped at EUR 114,866).
  Gross allowance of 25% of annual base compensation exceeding EUR 114,866.
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

Peer Groups

We use a Quantum Peer Group for remuneration benchmarking purposes, and therefore we aim to ensure that it includes business competitors, with an emphasis on companies in the healthcare, technology-related or consumer products area, and other companies we compete with for executive talent. The Quantum Peer Group consists of predominantly Dutch and other European companies, plus a minority (up to 25%) of US-based global companies, of comparable size, complexity and international scope. As of 2023, the Supervisory Board has decided to replace Atos with Baxter in the Quantum Peer Group.

Philips Group

Quantum Peer Group

2022

European companies		Dutch companies	US companies
Alcon	Reckitt Benckiser	Ahold Delhaize	Becton Dickinson
Atos	Roche	AkzoNobel	Boston Scientific
BAE Systems	Rolls-Royce	ASML	Danaher
Capgemini	Safran	Heineken	Medtronic
Ericsson	Siemens Healthineers		Stryker
Fresenius Medical Care	Smith & Nephew
GlaxoSmithKline	Thales
Nokia

In addition, we use a TSR Performance Peer Group to benchmark our relative Total Shareholder Return performance for LTI purposes and against our business peers in the health technology market and other markets in which we compete. The companies we have selected for this peer group include predominantly US-based healthcare companies. Given that a substantial number of relevant competitors are US-headquartered, the weighting of US-based healthcare companies is more notable than for the Quantum Peer Group.

Philips Group

TSR Performance Peer Group

2022

US companies	European companies	Japanese companies
Becton Dickinson	Alcon	Canon
Boston Scientific	Elekta	Terumo
Cerner	Fresenius Medical Care
Danaher	Getinge
General Electric	Siemens Healthineers
Hologic	Smith & Nephew
Johnson & Johnson	Reckitt Benckiser
Medtronic
Resmed
Stryker

The Remuneration Policy and the LTI Plan allow changes to the peer groups to be made by the Supervisory Board without further approval from the General Meeting of Shareholders in respect of up to three companies on an annual basis (for instance: following a delisting of a company or, a merger of two peer companies), or six companies in total during the four years following adoption and approval of the Remuneration Policy and the LTI Plan respectively (or, if earlier, until the adoption or approval of a revised Remuneration Policy or revised LTI Plan). Since the adoption of the current Remuneration Policy in 2020, the divestment of the Domestic Appliances business in 2021 led to the decision of the Supervisory Board to remove Electrolux, Essity and Henkel from the Quantum Performance Peer Group and replace them with Alcon, GlaxoSmithKline and Stryker. No changes were made to the TSR Peer Group during 2022. However, as Cerner has been delisted after its acquisition by Oracle in 2022, the Supervisory Board has selected Baxter to replace Cerner for the 2023 LTI grant. In addition, following the initial public offering of GE Healthcare, GE Healthcare is included in the TSR Performance Peer Group for the 2023 LTI grant, replacing General Electric.

Services agreements

The members of the Board of Management are engaged by means of a services agreement (overeenkomst van opdracht). Termination of the contract by either party is subject to six months’ notice period. The severance payment is set at a maximum of one year’s annual base compensation. No severance payment is due if the agreement is terminated early on behalf of the Board of Management member or in the case of urgent cause (dringende reden) as defined in article 7:678 and further of the Dutch Civil Code. The term of the services agreement is aligned with the term for which the relevant member has been appointed by the General Meeting of Shareholders (which is a maximum period of four years, it being understood that this period expires no later than at the end of the Annual General Meeting of Shareholders (AGM) held in the fourth year after the year of appointment).

Philips Group

Contract terms for current members

2022

end of term
Roy Jakobs	AGM 2026
Abhijit Bhattacharya	AGM 2023
Marnix van Ginneken	AGM 2025

11.2.3Remuneration of the Board of Management in 2022

The Supervisory Board has determined the 2022 pay-outs and awards to the members of the Board of Management, upon the proposal of the Remuneration Committee, in accordance with the 2020 Remuneration Policy and the 2020 LTI Plan. In addition, the Supervisory Board has determined the 2022 pay-out of the 2020 LTI Plan, of which the performance period ended on December 31, 2022. This was done in accordance with the LTI Plan as approved during the 2020 Annual General Meeting of Shareholders.

The Remuneration Committee annually conducts a scenario analysis. This includes the calculation of remuneration under different scenarios, whereby different Philips performance assumptions and corporate actions are examined. The Supervisory Board concluded that the relationship between the strategic objectives and the chosen performance criteria for the 2022 Annual Incentive, as well as for the 2020 LTI, were adequate.

However, in the context of our company’s performance in 2022 and to align with the shareholder experience, the Supervisory Board and Board of Management have jointly concluded that it was appropriate to waive any 2022 AI pay-out and any vesting of the 2020 LTI grant of the members of the Board of Management. The partial 2022 AI pay-out and partial vesting of the 2020 LTI grant was not waived by the former CEO, consequently the company will comply with its contractual obligations in this regard.

This 2022 Remuneration Report also includes a description of the remuneration (to be) received by the former CEO of the company in respect of the period after October 15, 2022 (the date on which he was succeeded by Mr Jakobs) pursuant to and in line with the terms of his services agreement that was concluded and published on the company’s website and presented to the AGM in view of his appointment in 2019 and which will terminate on April 30, 2023 (reference is made to ‘Remuneration former CEO’).

Annual Base Compensation

The annual base compensation of Roy Jakobs as new CEO was set at EUR 1,200,000 (below the base salary of his predecessor of EUR 1,325,000), in line with Philips’ remuneration policy, following market practice and considering the complexity of the role. The annual base compensation of the other members of the Board of Management has been reviewed as part of the regular remuneration review. As a result, the annual base compensation of Abhijit Bhattacharya and Marnix van Ginneken has been increased per April 1, 2022, from EUR 795,000 to EUR 810,000 and EUR 615,000 to EUR 630,000, respectively. This increase was made to move the total compensation level closer to the market median level, as well as to reflect internal relativities.

2022 Annual Incentive

The Annual Incentive performance has been assessed based on company financial results as well as individual results. Details are as follows:

Company financial results (80% weighting)

In line with the Remuneration Policy, the company sets financial targets in advance of the year for all members of the Board of Management. For the year 2022, the financial targets set at Group level cover Comparable Sales Growth*), Adjusted EBITA*) and Free Cash Flow*). The realized performance regrettably did not reach the threshold performance target on any of these three criteria.

Financial performance criteria	Weighting as % of target Annual Incentive	Assessment of performance					Weighted pay-out as % of target Annual Incentive
		threshold performance	target performance	maximum performance	realized performance	resulting payout as % of target
Comparable Sales Growth1)	30%	1.8%	4.8%	6.8%	(2.8)%	0.0%	0%
Adjusted EBITA1)	30%	9.7%	12.7%	14.7%	7.4%	0.0%	0%
Free Cash Flow1)	20%	400	700	1,000	(961)	0.0%	0%
Total	80%						0%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.
Individual targets based on area of responsibility (20% weighting)

In the context of our company’s performance in 2022 and to align with the shareholder experience, the members of the Supervisory Board and Board of Management jointly concluded that it was appropriate to waive any 2022 AI pay-out of the current members of the Board of Management, despite a positive realization on their individual performance criteria. Specifically, this means that aggregately an amount of EUR 236,957 (including an amount of EUR 35,881 related to the AI for Roy Jakobs in his role as Chief Business Leader Connected Care for the period January 1, 2022 up and until October 14, 2022) was waived.

For the sake of transparency, the individual performance criteria and assessment targets set at the beginning of the year, have been disclosed in the table below. To determine the payout levels for the individual goals, the Supervisory Board typically applies a holistic assessment as to the performance against the set goals as well as the relative weighting of the goal categories. These relative weightings are not in all cases equal, but such that any goal category remains relevant and aligned with the strategic priorities for the year.

Board of Management Member	Individual Performance criteria	Assessment of performance	Weighted pay-out as% of target Annual Incentive
Roy Jakobs	Strategy execution	CEO and company transition plan completed before year end. Creating Value with Sustainable Impact plan, including interventions required, released on January 30, 2023	14% (fully waived)
Quality & operational excellence
  S&RC recall progressed to 90% production of remediation, DS1 testing data released in December
  Patient Safety and Quality assessment done, plan formulated and released. New leader hired to join the Executive Committee
  Customer delivery in Personal Health improved strongly. Health Systems without delivery still under continued pressure with significant inventory build as a result

	People & organization	Progress on improving gender balance in leadership positions, leadership hires, whilst employee engagement slightly behind on high-performance norms
	Customer results	Good progress on customer satisfaction, customer NPS and Ratings & Reviews ahead on target
Abhijit Bhattacharya	Strategy execution
  Progress made on value delivery from past Mergers & Acquisitions
  Further strengthened sustaining engineering team in India
  Progress made on China localization plan. Growth plan India on track for long term ambition, but slightly behind in the year
13% (fully waived)
Quality & operational excellence
  Patient Safety and Quality key investments and support ensured to further accelerate our transformation to enhance quality and regulatory capabilities
  Productivity results not enough to close the margin gaps experienced, and inventory levels significantly increased on the back of unfinished products

	People & organization	Progress on improving gender balance in leadership positions. Employee engagement slightly behind on high-performance norms
Marnix van Ginneken	Strategy execution	License income above target Significant order growth intake from large government deals, above target	17% (fully waived)
Quality & operational excellence
  Key foundational elements set to accelerate transformation to enhance quality and regulatory capabilities
  Progress made on S&RC remediation
  Further progress on consolidation and simplification of legal manufacturers and quality management systems in line with plan

	People & organization	Progress on improving gender balance in leadership positions. Employee engagement slightly behind on high-performance norms
	Environmental, Social & Governance / Sustainability	ESG performance objectives above targets, including strong performance on Lives Improved, circular revenues and total emissions from operational carbon footprint

Overall this leads to the following total Annual Incentive realization and no payout:

Annual Incentive realization 2022

in EUR unless otherwise stated

	Annual incentive opportunity		Realized annual incentive
	Target as a % of base compensation	Target Annual Incentive	Financial performance (weighted pay-out %)	Individual performance (weighted pay-out %)	Payout as % of target Annual Incentive1)	Realized annual incentive	Payout of annual incentive
Roy Jakobs2)	100%	256,438	0%	69%	14%	35,260	0
Abhijit Bhattacharya	80%	648,000	0%	63%	13%	81,648	0
Marnix van Ginneken	80%	504,000	0%	84%	17%	84,168	0
1)Note that figures may not add up due to rounding.2)As per October 15, 2022, Roy Jakobs was appointed as CEO of the company.

2023 Annual Incentive

The Annual Incentive criteria consist of:

Financial criteria (80% weighting):

For the year 2023, the following financial indicators of the company’s results are selected to ensure alignment with the key (strategic) priorities in the year:

  Profit/margin
  Revenue/growth
  Cash flow
Individual criteria (20% weighting):

The contribution of the individual member is assessed based on areas of responsibility, for which annually two to a maximum of five performance categories are selected for each Board of Management member from the following list:

  Customer results
  Quality & operational excellence
  Strategy execution
  People & organization
  ESG/Sustainability

For the year 2023, the following performance categories are selected to ensure alignment with the key (strategic) priorities in the year:

Board of Management Member	Selected performance categories
Roy Jakobs	Customer Results Quality & operational excellence Strategy execution People & organization ESG/Sustainability
Abhijit Bhattacharya	Customer Results Quality & operational excellence Strategy execution People & organization ESG/Sustainability
Marnix van Ginneken	Customer Results Quality & operational excellence Strategy execution People & organization ESG/Sustainability

2020 Long-Term Incentive

The 3-year performance period of the 2020 LTI grant, consisting of performance shares, ended on December 31, 2022. The realization of this grant is based on TSR achievement, adjusted EPS growth and sustainability objectives.

In the context of our company’s performance in 2022 and to align with the shareholder experience, the Supervisory Board and Board of Management jointly concluded that it was appropriate to waive any vesting of the 2020 LTI grant of the current members of the Board of Management, despite a positive performance achievement of the sustainability objectives. Specifically, this means that an amount of EUR 188,994 was waived.

Philips Group

Performance achievement and vesting levels

	achievement	weighting	vesting level	adjusted vesting level (waived)
TSR	0%	50%	0%	0%
EPS	0%	40%	0%	0%
Sustainability objectives	180%	10%	18%	0%
Total			18%	0%
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

The TSR achieved by Philips during the performance period was -63.66%, using a start date of October 2019 and end date of December 2022. This resulted in Philips being positioned at rank 20 in the TSR performance peer group shown in the following table, resulting in a TSR achievement of 0%.

Following Oracle’s acquisition of Cerner (completed June 2022), the Supervisory Board adopted the approach of recognizing Cerner’s performance through the delisting date. As a proxy for future performance, reinvestment in an index of the remaining 19 peer companies was assumed (effectively retaining a peer group of 20 companies).

TSR results LTI Plan 2020 grant: (63.66%)

	total return	rank number
Danaher	85.47%	1
Hitachi	74.64%	2
ResMed	56.08%	3
Getinge	44.14%	4
Hologic	43.04%	5
Johnson & Johnson	37.70%	6
Siemens Healthineers	24.07%	7
De Longhi	15.22%	8
Terumo	14.05%	9
Stryker	13.15%	10
Cerner	7.70%	11
Boston Scientific	3.48%	12
Becton Dickinson	(1.36)%	13
General Electric	(3.63)%	14
Medtronic	(20.68)%	15
Smith & Nephew	(35.25)%	16
Groupe SEB	(39.46)%	17
Elekta	(48.80)%	18
Fresenius Medical	(51.91)%	19
Philips	(63.66)%	20
Adjusted EPS growth (40% weighting)

The LTI Plan EPS payouts and targets set at the beginning of the performance period were as follows:

Philips Group

LTI Plan EPS payouts

	Below threshold	Threshold	Target	Maximum	Actual
LTI plan EPS (euro)	<1.28	1.28	1.50	1.71	(1.43)
Payout	0%	40%	100%	200%	0%

In respect of the 2020 LTI grant, the LTI plan EPS is calculated based on a reported net income attributable to shareholders divided by the number of common shares outstanding (after deduction of treasury shares) on the day prior to the beginning of the performance period (to eliminate the impact of any share buyback, stock dividend, etc.), resulting in an EPS of EUR (1.82). Furthermore, as per the 2020 LTI Plan, the LTI Plan EPS includes adjustments to account for events that were not planned when targets were set or were outside management’s control such as the profit and loss impact of acquisitions and divestitures (positive adjustment), the profit and loss impact of portfolio restructuring (positive impact), the profit and loss impact of legal charges (positive impact) and impact of foreign exchange variations versus plan (positive adjustment). Overall, this resulted in an LTI Plan EPS of EUR (1.43) based on adjusted net income from continuing operations, leading to a realization of 0% of target.

Sustainability objectives (10% weighting)

In order to further align the remuneration package for the Board of Management with our purpose and our ESG commitment, a sustainability criterion was introduced in the 2020 LTI Plan. Philips believes that ESG performance will improve the company’s performance as a whole and, therefore, that it should be explicitly linked to (long-term) remuneration. The criteria are based on three Sustainable Development Goals (SDGs) as defined by the United Nations that are included in Philips’ strategy on sustainability (no. 3, 12 and 13). These three SDGs are translated in five underlying objectives, which are measured against a specific target range.

At the beginning of the performance period, challenging target ranges are set for each of the five objectives. Based on a point-to-point method, performance achievement is measured at the end of the performance period (i.e. 3 years) versus the beginning of the performance period. The pay-out is determined based on the following scheme:

No. of measures achieved within or above target zone	Pay-out %
1	0%
2	0%
3	50%-100%
4	100%-150%
5	150%-200%

The realized performance is described in the following table. As five out of five objectives are achieved within or above target zone, the payout % lies between 150% and 200% of target. Based on the overall performance of the five objectives, the Supervisory Board has assessed that a vesting level of 180% would reflect an appropriate positioning within the target range. However, as explained above, any vesting of the 2020 LTI grant of the Board of Management was waived, including vesting relating to the achieved sustainability objectives. While the strong performance on the sustainability objectives is therefore not resulting in any vesting for the current members of the Board of Management, it is celebrated by the company as it contributes to our purpose and our ESG commitment.

For more information on the realized performance on all five objectives please refer to our Environmental, Social and Governance.

Sustainability category	Underlying objective	Target range	realized performance
Ensure healthy lives and promote well-being for all at all ages (SDG3) Lives Improved	Targeted # of Lives Improved in year 31)	1,467 – 1,667 million	1,810 million	Above target zone
Ensure sustainable consumption and production patterns (SDG12) Circularity	Targeted circular revenue in year 32)	12.2% – 16.2%	18.1%	Above target zone
	Targeted waste to landfill in year 33)	4.7% – 0.1%	<0.1%	Within target zone
	Targeted closing the loop in year 34)	14.5 – 23.0%	35.2%	Above target zone
Take urgent action to combat climate change and its impacts (SDG13) Carbon footprint	Targeted CO2 equivalent (in Kilo Tonnes) in year 3	661 – 589 KTonnes CO2	438 Ktonnes CO2	"Above" target zone
1)Lives Improved by Philips products, solutions and services and care to those in underserved markets.2)Revenue from circular products (re-using materials).3)Avoiding production of waste materials.4)Taking back healthcare equipment.

2023 Long-Term Incentive

The vesting of the 2023 Long-Term Incentive grant consisting of performance shares is subject to performance over a period of 3 years and based on two financial criteria and one non-financial criterion:

  50% weighting: Relative Total Shareholder Return (‘TSR’)
  40% weighting: Adjusted Earnings per Share growth*) (‘EPS’)
  10% weighting: Sustainability objectives

Please refer to the Long-Term Incentive Plan published on the company’s website for more information.

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Pension

The following pension arrangement is in place for the members of the Board of Management working under a services agreement governed by Dutch law:

  Flex ES Pension Plan in the Netherlands, which is a Collective Defined Contribution plan with a fixed contribution of (currently) 30.3% (including an own contribution of 2%) of the maximum pensionable salary of EUR 114,866 (effective January 1, 2022) minus the offset. The Flex ES Plan has a target retirement age of 68 and a target accrual rate of 1.85%;
  A gross Pension Allowance equal to 25% of the base compensation exceeding EUR 114,866;
  A temporary gross Transition Allowance, for a maximum period of 8 years (first 5 years in full; year 6: 75%; year 7: 50%, year 8: 25%) for members of the Board of Management who were participants of the former Executive Pension Plan. The level of the allowance is based on the age and salary of the Board member on December 31, 2014.

Total remuneration costs in 2022

The following table gives an overview of the costs incurred by the company in 2022 and 2021 in relation to the remuneration of the Board of Management. Costs related to performance shares are based on accounting standards (IFRS), which prescribe that costs for each LTI grant are recognized over the full (multi-year) vesting period, proportionate to the relevant fiscal year. Therefore, the costs for any year reflect costs of multiple LTI grants, as opposed to the actual value for the holder of an LTI grant at the vesting date. Hence, the waiving of the 2020 LTI grant by the current members of the Board of Management is not apparent in this table. Please refer to section 2020 Long-Term Incentive for more details on the actual vesting of the performance shares.

Philips Group

Remuneration Board of Management1)

in EUR

			Accounting costs in the year
	reported year	annual base compensation2)	base compensation	realized annual incentive	performance shares3)	pension allowances4)	pension scheme costs	other compensation5)	total cost	Fixed-variable remuneration6)
R. Jakobs7)	2022	1,200,000	256,438	waived	112,7378)	57,973	6,012	11,507	444,667	75%-25%
F.A. van Houten7)	2022	1,325,000	1,041,849	208,370	2,930,068	444,051	22,121	42,533	4,688,992	33%-67%
	2021	1,325,000	1,325,000	850,915	2,626,295	565,403	27,462	57,224	5,452,299	36%-64%
A. Bhattacharya	2022	810,000	806,250	waived	763,1408)	237,250	28,133	61,308	1,896,081	60%-40%
	2021	795,000	790,000	360,103	1,172,533	233,857	27,462	68,908	2,652,864	42%-58%
M.J. van Ginneken	2022	630,000	626,250	waived	585,4908)	141,622	28,133	35,343	1,416,837	59%-41%
	2021	615,000	605,000	317,192	886,035	150,755	27,462	42,610	2,029,054	41%-59%
Total	2022		2,730,788	208,370	4,391,434	880,896	84,398	150,691	8,446,577	46%-54%
	2021		2,720,000	1,528,210	4,684,863	950,015	82,386	168,742	10,134,217	39%-61%
1)Reference date for board membership is December 31, 2022. 2)Annual base compensation as incurred in the year, base compensation increases are reflected proportionally.3)Costs of performance shares are based on accounting standards (IFRS) and do not reflect the value of performance shares at the vesting/release date. For Mr. van Houten, the accounting costs for 2022 include additional costs for the accelerated accrual of the 2021 and 2022 LTI grant.4)The Pension Transition Allowances were maintained at the current level for Messrs van Houten and Bhattacharya for the term of their services agreements. The total pension cost of the company related to the pension arrangement (including the aforementioned Transition Allowance) is at a comparable level over a period of time to the pension costs under the former Executive Pension Plan.5)The stated amounts mainly concern (share of) allowances to members of the Board of Management that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated.6)Fixed remuneration is determined as the sum of base compensation, pension allowances, pension scheme costs and other compensation. Variable remuneration is determined as the sum of realized annual incentive and performance shares.7)As per October 15, 2022, Roy Jakobs was appointed as CEO of the company. The table includes actual costs incurred in respect of the remuneration received by Mr Van Houten and Mr Jakobs, respectively, as CEO.8)Despite the waiving of the 2020 LTI grant, these amounts are not nil as they reflect accounting costs according to IFRS.

Remuneration former CEO

Per October 15, 2022, Frans van Houten, the former CEO, was succeeded by Roy Jakobs as CEO of the company.

In view of a proper handover, and pursuant to the contractual obligations of his services agreement (published on the company’s website at the time of his re-appointment in 2019 and filed as Exhibit 4(e) hereto), the former CEO’s services agreement will terminate on April 30, 2023 in line with the applicable conditions as laid down in such services agreement. Until this time, the former CEO remains available for advisory services.

Up to the termination date of April 30, 2023, the former CEO will be receiving the base compensation, pension arrangement and other allowances following from the termination of his 2019 services agreement. For the period October 15, 2022 up and until December 31, 2022, the base compensation, pension expenditures and other compensation represent a value of EUR 283,151, EUR 126,695 and EUR 11,774 respectively. The former CEO did not waive the partial 2022 AI pay-out and partial vesting of the 2020 LTI grant, consequently the Company will comply with its contractual obligations in this regard. Therefore, the former CEO received an AI payment of EUR 265,000 for the year 2022 and his 2020 LTI grant vested at 18% of target in line with the 2020 LTI plan realization.

For the year 2023, the base compensation, pension expenditures and other compensation represent a value of EUR 435,616, EUR 194,986 and EUR 18,087 (expected) respectively. In respect of the remainder of his services agreement during 2023, the former CEO will be eligible for a prorated AI payment based on the actual 2023 financial performance and his individual performance at target according to the contractual obligations. At target this prorated AI represents a value of EUR 435,616. The former CEO will not receive an LTI grant for the year 2023. In accordance with the relevant provisions of his services agreement, the former CEO will receive a severance payment equal to one-year annual base compensation (amounting to EUR 1,325,000).

The former CEO’s LTI grants with a vesting date after April 30, 2023 (granted in 2021 and 2022) will continue to vest at their regular vesting dates (April 30, 2024, and April 29, 2025 respectively) subject to the predetermined performance conditions. The termination of the services agreement with the former CEO did not trigger a tax expense for the company based on Article 32bb of the Dutch Wage Tax Act.

5-year development of CEO and BoM versus average employee remuneration costs compared to company performance

Internal pay ratios are a relevant input factor for determining the appropriateness of the implementation of the Remuneration Policy, as recognized in the Dutch Corporate Governance Code. For the 2022 financial year, the ratio between the annual total compensation for the CEO and the average annual total compensation for an employee was 55:1. The ratio decreased from 63:1 in 2021. Further details on the development of these amounts and ratios over time can be found in the following table. The average employee remuneration costs and company financial performance have been adjusted retroactively such that the Domestic Appliances business is excluded from the figures. Please note that the amounts presented in the following table reflect total remuneration costs to the company which differ from the actual payout to the members of the Board of Management.

Philips Group

Remuneration cost

in EUR

	2018	2019	2020	2021	2022
Remuneration
CEO Total Remuneration Costs (A)1)	5,391,265	5,260,111	6,153,067	5,452,299	5,133,659
CFO Total Remuneration Costs	2,595,688	2,602,606	3,007,990	2,652,864	1,896,081
CLO Total Remuneration Costs	1,861,200	1,856,426	2,203,160	2,029,054	1,416,837
Average Employee (FTE) Total Remuneration Costs (B)2)	89,843	92,645	91,455	86,853	93,373
Ratio A versus B3)	60:1	57:1	67:1	63:1	55:1
Company performance
Annual TSR4)	1.2%	25.6%	6.2%	(14.5)%	(60.0)%
Comparable Sales Growth%5)	4.9%	4.5%	2.9%	(1.2)%	(2.8)%
Adjusted EBITA%5)	13.3%	13.2%	13.2%	12.0%	7.4%
Free Cash Flow5)	990	923	1,635	900	(961)
1)For 2022, CEO refers to Frans van Houten for the period up to October 15, 2022, and to Roy Jakobs for the period from October 15, 2022, onwards. For 2018 through 2021, CEO refers to Frans van Houten.2)Based on Employee benefit expenses (EUR 7.0 billion) divided by the average number of employees (74,451 FTE) as reported in Income from operations. This results in an average annual total compensation cost of EUR 93,373 per employee.3)A consideration when interpreting the ratios between CEO and average employee remuneration is that the remuneration of the CEO is more heavily dependent on variable compensation than the remuneration of the average employee at Philips. Furthermore, the costs of performance shares are based on accounting standards (IFRS) and the specific allocation of these costs to the year. As such, the total remuneration level and costs applicable to the CEO will vary more with Philips’ financial performance than the remuneration level and costs applicable to the average employee. As a consequence, the ratio will increase when financial performance is strong and conversely decrease when financial performance is not as strong. 4)Annual TSR was calculated in line with the method as used for the LTI plan (i.e. based on reinvested dividends and 3 month averaging)5)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Historical LTI grants and holdings

Number of performance shares (holdings)

Under the LTI Plan the current members of the Board of Management were granted 153,891 performance shares in 2022. The following table provides an overview at end December 2022 of performance share grants.

Philips Group

Number of performance shares (holdings)

in number of shares unless otherwise stated

	grant date	number of shares originally granted	value at grant date	vesting date	end of holding period	unvested opening balance at Jan. 1, 2022	number of shares awarded in 2022	(dividend) shares awarded	number of shares vested in 20221)	value at vesting date in 2022	unvested closing balance at Dec. 31, 2022
R. Jakobs	5/6/2019	21,5922)	810,000	06/05/2022	06/05/2022	22,979	-	-	8,717	216,060	-
	4/30/2020	17,7042)	706,250	30/04/2023	30/04/2025	18,399	-	674	-	-	19,073
	4/30/2021	15,8122)	750,000	30/04/2024	30/04/2026	16,105	-	590	-	-	16,696
	4/29/2022	37,6302)	930,000	29/04/2025	29/04/2027	-	37,630	1,379	-	-	39,009
	10/28/2022	24,279	314,137	28/10/2025	28/10/2027	-	24,279	-	-	-	24,279
F.A. van Houten3)	5/6/2019	70,640	2,650,000	06/05/2022	06/05/2024	75,177	-	-	28,567	708,078	-
	4/30/2020	66,431	2,650,000	30/04/2023	30/04/2025	69,037	-	2,530	-	-	71,567
	4/30/2021	55,868	2,650,000	30/04/2024	30/04/2026	56,905	-	2,086	-	-	58,991
	4/29/2022	107,227	2,650,000	29/04/2025	29/04/2027	-	107,227	3,930	-	-	111,157
A. Bhattacharya	5/6/2019	31,388	1,177,500	06/05/2022	06/05/2024	33,404	-	-	12,693	314,626	-
	4/30/2020	29,518	1,177,500	30/04/2023	30/04/2025	30,676	-	1,124	-	-	31,800
	4/30/2021	25,141	1,192,500	30/04/2024	30/04/2026	25,608	-	939	-	-	26,547
	4/29/2022	49,162	1,215,000	29/04/2025	29/04/2027	-	49,162	1,802	-	-	50,964
M.J. van Ginneken	5/6/2019	22,9912)	862,500	06/05/2022	06/05/2024	24,467	-	-	9,298	230,456	-
	4/30/2020	22,373	892,500	30/04/2023	30/04/2025	23,251	-	852	-	-	24,103
	4/30/2021	19,448	922,500	30/04/2024	30/04/2026	19,809	-	726	-	-	20,535
	4/29/2022	38,237	945,000	29/04/2025	29/04/2027	-	38,237	1,401	-	-	39,638
1)The shares vested in 2022 are subject to a 2-year holding2)Awarded before date of appointment as a member of the Board of Management3)Mr. Van Houten was not a member of the Board of Management on December 31, 2022. However for transparency purposes he is shown in this table
Number of stock options (holdings)

The tables below give an overview of the stock options held by the members of the Board of Management.

Philips Group

Stock options (holdings)

in number of shares unless otherwise stated

	grant date	vesting date	exercise price (in EUR)	expiry date	opening balance at January 1, 2022	number of stock options awarded in 2021	number of stock options exercised in 2021	share price on exercise date	number of stock options expired in 2021	closing balance at December 31, 2022
F.A. van Houten1)	23/04/2012	23/04/2015	14.82	23/04/2022	75,000	-	-	-	-	-
	29/01/2013	29/01/2014	22.43	29/01/2023	55,000	-	-	-	-	55,000
A. Bhattacharya	30/01/2012	30/01/2014	15.24	30/01/2022	20,000	-	-	-	-	-
	23/04/2012	23/04/2015	14.82	23/04/2022	16,500	-	-	-	-	-
M.J. van Ginneken	30/01/2012	30/01/2014	15.24	30/01/2022	10,000	-	10,000	28.35	-	-
	23/04/2012	23/04/2015	14.82	23/04/2022	8,400	-	-	-	-	-
1)Mr. Van Houten was not a member of the Board of Management on December 31, 2022. However for transparency purposes he is shown in this table

Share ownership guidelines

To further align the interests to those of stakeholders and to motivate the achievement of sustained performance, the members of the Board of Management are bound to a minimum shareholding requirement. The table below shows the minimum shareholding requirement, annual base compensation, (vested) shares held and share ownership ratio of each Board of Management member as per December 31, 2022. Until the minimum shareholding requirement is reached, the members of the Board of Management are required to retain all after-tax performance shares that have vested, but they are not required to make additional share purchases.

Philips Group

Share ownership Board of Management

	Minimum shareholding requirement1)	Annual Base Compensation	(Vested) shares held	Ownership ratio2)
R. Jakobs	4.0x	1,200,000	109,423	1.3x
A. Bhattacharya	3.0x	810,000	169,517	2.9x
M.J. van Ginneken	3.0x	630,000	123,914	2.8x
1)As ratio of Annual Base Compensation2)The Ownership ratio is calculated by multiplying the total shares held by the share price of EUR 14.00 (based on the closing share price of December 31, 2022) and dividing this by the base compensation.

Remuneration of the Supervisory Board in 2022

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

Remuneration of the Supervisory Board in 2022

The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration in 2022:

Philips Group

Remuneration of the Supervisory Board

in EUR

	membership	committees	other compensation1)	total
F. Sijbesma	155,000	35,000	16,345	206,345
P.A.M. Stoffels	115,000	35,000	27,269	177,269
N. Dhawan	35,616	6,411	5,808	47,836
D.E.I. Pyott	100,000	35,000	17,269	152,269
A.M. Harrison	100,000	14,000	12,269	126,269
M.E. Doherty	100,000	27,000	24,769	151,769
P. Löscher	100,000	32,000	24,769	156,769
I. Nooyi	100,000	14,000	17,269	131,269
S.K. Chua	100,000	18,000	22,269	140,269
H. Verhagen	100,000	14,000	7,269	121,269
S. Poonen	100,000	18,000	17,269	135,269
Total	1,105,616	248,411	192,574	1,546,602
1)The amounts mentioned under other compensation relate to the fee for intercontinental travel, inter-European travel, the entitlement of EUR 2,000 under the Philips product arrangement and the annual fixed net expense allowance.

11.3Report of the Audit Committee

The Audit Committee is chaired by Liz Doherty. Its other members are Peter Löscher, Chua Sock Koong and Sanjay Poonen (who joined in the course of 2022). Feike Sijbesma also regularly attends Audit Committee meetings. The Committee assists the Supervisory Board in fulﬁlling its supervisory responsibilities, including ensuring the integrity of the company’s ﬁnancial statements, reviewing the company’s internal controls and overseeing the enterprise risk management process.

In 2022, the Audit Committee held five regular meetings and two extraordinary meetings, which all Audit Committee members attended.

The CEO, CFO, Chief ESG & Legal Officer, Head of Internal Audit, Chief Accounting Officer and external auditor (Ernst & Young Accountants LLP) were invited to and attended all regular meetings.

The Committee, together with the Chief ESG & Legal Officer, also met separately in private sessions with the CEO, CFO, Head of Internal Audit and external auditor after every regular quarterly meeting of the Committee. Prior to the Committee meetings, the Audit Committee chair met one-on-one with the Group Treasurer as well as with each of the management who regularly attend the Audit Committee meetings (as set out in the previous paragraph) and with the external auditor (Ernst & Young Accountants LLP).

The following overview highlights matters that were reviewed and/or discussed during Committee meetings in the course of, or in respect of, the financial year 2022:

  The company’s 2022 annual and interim ﬁnancial statements and non-financial information, prior to publication. This review included the increase of EUR 165 million in the field action provision recorded in Q1 2022 in connection with the Philips Respironics voluntary recall notification related to the sound abatement foam in certain sleep and respiratory care products (announced on June 14, 2021), to cater for the higher expected volume of devices eligible for remediation, higher communication costs and potential higher cost of execution and to ensure the speed of the program in a volatile environment. The Committee also reviewed the increase of EUR 85 million in such provision recorded in Q4 2022, resulting from the increased proportion of new replacement devices in order to expedite the completion of the Philips Respironics voluntary recall. In each of the regular quarterly meetings of the Committee, the Committee reviewed the draft of the press release on the company’s annual or interim financial statements.
  Matters relating to accounting policies, ﬁnancial risks, reporting and compliance with accounting standards. Key accounting judgments were discussed in-depth, and treatments were challenged, as were quality of earnings. Compliance with statutory and legal requirements and regulations, particularly in the ﬁnancial domain, was also reviewed. Important ﬁndings, Philips’ top and emerging areas of risk (including the internal auditor’s reporting thereon, and the Chief ESG & Legal Officer’s review of litigation and other claims, as well as material investigations), and follow-up actions and appropriate measures were examined thoroughly.
  The company’s cash ﬂow generation, liquidity and financing headroom, and its ability under its capital structure and credit ratings to pay dividends and to fund capital investments, including share repurchases and other corporate finance initiatives. The Committee also monitored ongoing goodwill impairment indicators, in particular in the Sleep & Respiratory Care business, which resulted in a EUR 1.3 billion non-cash charge in Q3 2022 for the impairment of goodwill of this business. The non-cash charge of EUR 168 million that was recorded in Q3 2022 in connection with the initiative to enhance the productivity in Research & Development (among others, by discontinuing certain Research & Development projects) has also been reviewed by the Committee. Furthermore, the Committee reviewed the goodwill impairment tests performed in the fourth quarter, risk management, legal compliance, and developments in regulatory investigations, as well as legal proceedings, including antitrust investigations and related provisions.
  The quarterly Internal Audit reports in which the Head of Internal Audit highlighted key findings of internal audits and fraud investigations by the Internal Audit Function in the previous quarter. The Committee discussed the adequacy of the remediation actions agreed with management and accountabilities for executing on these actions. In each meeting the Head of Internal Audit also presented the audit schedule for the upcoming quarter.
  Specific finance topics, share repurchases, and in particular the settlement of forward contracts entered into as part of the share repurchase program announced on July 26, 2021, (at the original settlement dates in 2023 and 2024, instead of in 2022 as earlier announced), capital spending and the company’s debt financing strategy (including the EUR 1 billion credit facility the company entered into as announced on October 24, 2022).
  A post-investment review of projects in the areas of Information Technology, Research & Development, Real Estate, Operations and Restructuring, and assessment of the actual spend and timing of such projects against the original budget and timing.
  Review and approval of the revised Internal Audit charter, annual audit plan and budget, audit scope, and its coverage in relation to the scope of the external audit, as well as the stafﬁng, independence, performance and organizational structure of the Internal Audit Function.
  The performance of the external auditor in conducting the group and statutory audits as required by the Auditor Policy and the results of the 2021 EY service quality review program for Philips. Taking into account this performance review, the Committee evaluated the proposal for re-appointment of Ernst & Young Accountants LLP. Subsequently, Ernst & Young Accountants LLP was re-appointed at the 2022 Annual General Meeting of Shareholders as external auditor for a term of one year, starting on January 1, 2023.
  Later in the year, the Committee also evaluated the auditor tender process which resulted in the Committee’s recommendation to the Supervisory Board to submit to the 2023 Annual General Meeting of Shareholders proposals to re-appoint Ernst & Young Accountants LLP as the company’s external auditor for a term of one year, starting on January 1, 2024 and to appoint PricewaterhouseCoopers Accountants N.V. as the company’s new external auditor, starting on January 1, 2025 for a term of four years.
  The proposed 2022 external audit scope, including key audit areas, approach and fees, and non-audit services provided by the external auditor in conformity with the Philips Auditor Policy.
  Review and challenge of the independence as well as the professional ﬁtness and good standing of the external auditor and its engagement partners. For information on the fees of the Group auditor, please refer to Audit fees in the note Income from operations.
  The company’s policy on business controls, legal compliance and the General Business Principles (including deployment). The Committee reviewed, discussed and monitored closely the company’s internal control certiﬁcation processes, and in particular, compliance with section 404 of the US Sarbanes-Oxley Act and its requirements regarding assessment, review and monitoring of internal controls. The Committee also reviewed the status of previously reported significant deficiencies and progress made with respect to the remediation thereof. It also discussed on a regular basis the developments in, and findings relating to, conduct resulting from investigations into alleged violations of the General Business Principles and, if required, any measures taken.
  The company’s structure and system on export controls and sanctions for compliance with the international sanctions and export controls.

Furthermore, the Committee received a report from the company’s Head of Tax, updating the Committee on several tax aspects, including the company’s effective tax rate, tax transparency and tax assets and liabilities.

In February 2023, the Committee reviewed, together with the other members of the Supervisory Board, the key audit matters and the critical audit matters identified by the auditor in relation to the 2022 financial statements included in the Annual Report 2022 and the Annual Report on Form 20-F respectively as well as the draft of the Annual Report 2022. In February 2023, the Committee also reviewed the draft of the company’s 2022 Country Activity and Tax Report.

During each regular quarterly Audit Committee meeting, the Committee reviewed the quarterly report from the external auditor, in which the auditor set forth its ﬁndings and attention points during the relevant period. Apart from the Audit Committee meetings, the external auditor also attended all private sessions with the Audit Committee, where their observations were, if necessary, further discussed. The Annual Audit Letter was circulated to the full Supervisory Board, and planned actions to address the items raised were discussed with management in the subsequent Audit Committee meetings as well as in private sessions with management.

Finally, the Committee reviewed the Audit Committee Charter and concluded it remains appropriate.

11.4Report of the Quality & Regulatory Committee

The Quality & Regulatory Committee was established in view of the importance of patient safety and the quality of the company’s products, systems, services and solutions. The Committee provides broad oversight of compliance with the regulatory requirements that govern the development, manufacturing, marketing and servicing of the company’s products, systems, services and solutions. The Quality & Regulatory Committee assists the Supervisory Board in fulfilling its oversight responsibilities in these areas. It is chaired by David Pyott and its members are Marc Harrison and Peter Löscher.

In 2022, the Quality & Regulatory Committee held six meetings and all Committee members attended these meetings. The Chief Executive Officer, the Chief ESG & Legal Officer, the Chief Operations Officer and the Chief Quality & Regulatory Officer were present during these meetings.

The following overview indicates some of the matters that were discussed during meetings in the course of 2022:

  The company’s Quality & Regulatory strategy, focusing on patients and customers to ensure the safety and efficacy of the company’s products and solutions and the status and progress of the company’s Accelerating Patient Safety and Quality program. For more information, please refer to Quality & Regulatory and patient safety.
  The Philips Respironics voluntary recall notification related to the sound abatement foam in certain sleep and respiratory care products (announced on June 14, 2021) in the company’s Sleep & Respiratory Care business. Management regularly updated the Committee on the trend of the number of devices registered for remediation and on the progress of the repair and replace program for the affected devices, as well as actions taken to accelerate the remediation. The Committee reviewed aspects of this issue, such as the program governance to enable effective execution, ongoing engagements with the FDA and DOJ, among others, with respect to the 518(a) Notification order issued by the FDA on March 10, 2022, the investigation initiated by the DOJ to which Philips Respironics is subject, and the consent decree that is currently under discussion with the US Department of Justice (DOJ), acting on behalf of the FDA and engagements with other regulatory authorities globally. Furthermore, the Committee reviewed and discussed with management the engagement with and communication efforts to patients, physicians, customers and durable medical equipment providers, the testing program and its outcomes, and health hazard evaluations. The Committee also discussed the increases in the field action provision of EUR 165 million and EUR 85 million, respectively, as set out in more detail in the report of the Audit Committee above. Finally, management updated the Committee on two problems detected in corrected Trilogy 100/200 ventilators that had already been repaired, as announced by the company on November 21, 2022; the potential root causes of these issues were discussed between the Committee and management.
  Management updated the Committee regularly with respect to other quality issues (other than the Philips Respironics voluntary recall notification mentioned in the previous bullet) and the Committee reviewed the progress made with solving and closing such other issues, including but not limited to the quality issue with respect to the pads of the HeartStart 1 devices (for which the company issued a Field Safety Notice on February 21, 2022).
  Review of progress in the transformation of the company’s Quality & Regulatory function, aimed at further strengthening expertise and capabilities within the company’s Quality & Regulatory function.
  Review of the progress made with global initiatives around the transformation, standardization and simplification of the company’s structure and organizational processes relating to Quality Management Systems, Management Systems and regulated manufacturing sites (Legal Manufacturers).
  The status and outcome of Quality & Regulatory-related investigations and inspections by regulatory authorities and Notified Bodies globally across the organization. This in particular covered findings, related matters and follow-up actions taken by the company to address these findings and includes the progress made with respect to closing the open warning letter from the FDA in relation to the company’s Hospital Respiratory Care business. Management also regularly provided the Committee with an overview of upcoming scheduled inspections across company sites by the FDA, other regulatory authorities and Notified Bodies, and the actions taken to prepare such inspections.
  Review of the 2022 dashboard of Quality & Regulatory key performance indicators, showing the trend of performance. The Committee also reviewed the Quality & Regulatory key performance indicators for 2023.

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

The company is governed by Dutch corporate and securities laws, its Articles of Association, and the Rules of Procedure of the Board of Management and the Executive Committee and of the Supervisory Board respectively. Its corporate governance framework is also based on the Dutch Corporate Governance Code (dated December 8, 2016) and US laws and regulations applicable to Foreign Private Issuers. Additionally, the Board of Management has implemented the Philips General Business Principles (GBP) and underlying policies, as well as separate codes of ethics that apply to employees working in specific areas of our business, i.e., the Financial Code of Ethics and the Procurement Code of Ethics. Many of the documents referred to are published on the company’s website and more information can be found in Our approach to risk management.

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

In compliance with the Dutch Corporate Governance Code, other parts of the management report (within the meaning of article 2:391 of the Dutch Civil Code) included in the Annual Report address the strategy and culture of Philips aimed at long-term value creation. Philips’ strategy is driven by our purpose to improve people’s health and well-being through meaningful innovation, as described in more detail in Strategy and Businesses. The Message from the CEO explains how the company’s strategy was executed in 2022; in this regard, please refer also to Financial performance. Furthermore, reference is made to the Philips Business System, an interdependent, collaborative operating model that covers all aspects of how we operate – strategy, governance, processes, people, culture and performance management. As set out in Our culture, we set standards for behaviors, quality and integrity within Philips that will help achieve operational excellence and extend our solutions capability to address our customers’ unmet needs. Finally, refer to Environmental, Social and Governance for more information on our approach to doing business responsibly and sustainably and our overall societal impact.

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

Certain important decisions of the Board of Management require Supervisory Board approval, including decisions concerning: the operational and financial objectives of the company and the strategy designed to achieve these objectives; the issue, repurchase or cancellation of shares; and major acquisitions or divestments.

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

Members of the Board of Management may be suspended by the Supervisory Board and by the General Meeting of Shareholders, and members of the Board of Management may be dismissed by the General Meeting of Shareholders (in each case in accordance with the Articles of Association). The other members of the Executive Committee are appointed, suspended and dismissed by the CEO, subject to approval by the Supervisory Board.

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

Candidates for appointment to the Supervisory Board are selected taking into account the company’s Diversity Policy, which is published on the company’s website. The Supervisory Board’s composition furthermore follows the profile included in the Rules of Procedure of the Supervisory Board, and the size of the board may vary as it considers appropriate to support its profile. Please refer to Supervisory Board report by the Supervisory Board.

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

Supervisory Board committees

The Supervisory Board, while retaining overall responsibility, has assigned certain tasks to four committees: the Corporate Governance and Nomination & Selection Committee, the Remuneration Committee, the Audit Committee, and the Quality & Regulatory Committee. Each committee reports to the full Supervisory Board. Please refer to the charters of the respective committees, which are published on the company’s website as part of the Rules of Procedure of the Supervisory Board, for a description of their responsibilities, composition, meetings and working procedures.

The Corporate Governance and Nomination & Selection Committee is responsible for preparing selection criteria and appointment procedures for members of the Supervisory Board, the Board of Management and the Executive Committee. The Committee makes proposals to the Supervisory Board for the (re)appointment of such members, and periodically assesses their functioning. The Committee also periodically assesses the Executive Committee succession planning, and the Diversity Policy, and supervises the policy of the Executive Committee on the selection criteria and appointment procedures for Philips executives. At least once a year, the Committee reviews the corporate governance principles applicable to the company, and advises the Supervisory Board on any changes to these principles that it deems appropriate.

The Remuneration Committee is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Executive Committee. The Committee prepares an annual remuneration report, which is published on the company’s website by the Supervisory Board ahead of the Annual General Meeting of Shareholders. In performing its duties and responsibilities, the Remuneration Committee is assisted by an external consultant and an in-house remuneration expert.

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

The composition of the Audit Committee meets the relevant requirements under Dutch law and the applicable US rules. All of the members are considered to be independent and financially literate, and the Audit Committee as a whole has the competence relevant to the sector in which the company is operating. In addition, Liz Doherty is designated as an Audit Committee financial expert, as defined under the regulations of the US Securities and Exchange Commission. The Supervisory Board considers the expertise and experience available in the Audit Committee, in conjunction with the possibility to take advice from internal and external experts and advisors, to be sufficient for the fulfillment of the tasks and responsibilities of the Audit Committee.

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

The current remuneration policies for the Board of Management and the Supervisory Board, respectively, were adopted in 2020 and are published on the company’s website. Pursuant to Dutch law, the shareholders are entitled to vote on the adoption of the separate remuneration policies for the Board of Management and the Supervisory Board at the Annual General Meeting of Shareholders (at least) every four years. The adoption of a remuneration policy will require a special majority of three-quarters of the votes cast (as the Articles of Association do not provide for a lower majority).

A description of the composition of the remuneration paid and owed to the individual members of the Board of Management and the Supervisory Board is included in the annual remuneration report (as prepared by the Remuneration Committee, adopted by the Supervisory Board and published on the company’s website). Shareholders have an advisory vote at each Annual General Meeting of Shareholders on the remuneration report relating to the preceding financial year.

Pursuant to Dutch law, the Supervisory Board is authorized to reduce or eliminate unpaid bonuses awarded to members of the Board of Management if payment or delivery of the bonus would be unacceptable according to the principles of reasonableness and fairness. The company, which in this respect may also be represented by the Supervisory Board or a special representative appointed for this purpose by the General Meeting of Shareholders, may also request return of bonuses already paid or delivered insofar as these have been granted on the basis of incorrect information on the fulfillment of the relevant performance criteria or other conditions. Bonuses are broadly defined as ‘non-fixed’ (variable) remuneration – either in cash or in the form of share-based compensation – that is conditional in whole or in part on the achievement of certain targets or the occurrence of certain circumstances. The explanatory notes to the balance sheet shall report on any moderation and/or claim for repayment of Board of Management remuneration. No such reduction of unpaid bonuses or requests for repayment occurred during the financial year 2022.

In compliance with the Dutch Corporate Governance Code, the company does not grant personal loans to and guarantees on behalf of members of the Board of Management or the Supervisory Board. No such loans were granted and no such guarantees were issued in 2022, nor were any loans or guarantees outstanding as of December 31, 2022.

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

Transactions in Philips shares carried out by members of the Board of Management and the Supervisory Board are reported to the Dutch Authority for the Financial Markets (AFM) in accordance with the EU Market Abuse Regulation and, if necessary, to other relevant authorities.

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

For more details on the Diversity Policy and board diversity, please refer to Report of the Corporate Governance and Nomination & Selection Committee. For more details on the Diversity Policy, the profile of the Supervisory Board and board diversity please refer to Supervisory Board report, to Report of the Corporate Governance and Nomination & Selection Committee and to Inclusion & Diversity.

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

In compliance with the Dutch Corporate Governance Code, the company’s corporate governance includes rules to specify situations in which a potential or actual conflict may exist, procedures to avoid such conflicts of interest as much as possible, and procedures to deal with such conflicts should they arise. Relevant matters relating to conflicts of interest, if any, must be mentioned in the Annual Report (specifically the management report) for the financial year in question. No decisions to enter into material transactions in which there are conflicts of interest with members of the Board of Management or the Supervisory Board were taken during the financial year 2022.

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

Dutch law provides for certain limitations on the number of Non-Executive Directorships a member of the Board of Management or Supervisory Board may hold. No member of the Board of Management shall hold more than two Non-Executive Directorships at ‘large’ companies (naamloze vennootschappen or besloten vennootschappen) or ‘large’ foundations (stichtingen), as defined under Dutch law, and no member of the Board of Management shall hold the position of chairman of another one-tier board or the position of chairman of another supervisory board. No member of the Supervisory Board shall hold more than five Non-Executive Directorships at such companies or foundations, with a position as chairman counting for two. During the financial year 2022 all members of the Board of Management and the Supervisory Board complied with the limitations described above in this paragraph.

12.5General Meeting of Shareholders

Meetings

The Annual General Meeting of Shareholders shall be held no later than six months after the end of the financial year. The agenda for the meeting typically includes: an advisory vote on the remuneration report; discussion of the Annual Report; the adoption of the financial statements; policy on additions to reserves and dividends; any proposed dividends or other distributions; discharge of the members of the Board of Management and the Supervisory Board; any other matters proposed by the Supervisory Board, the Board of Management or shareholders in accordance with Dutch law and the Articles of Association.

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

Pursuant to Dutch law, shareholders requesting an item to be included on the agenda of a meeting have an obligation to disclose their full economic interest (i.e., long position and short position) to the company. The company has the obligation to publish such disclosures on its website.

Main powers of the General Meeting of Shareholders

The main powers of the General Meeting of Shareholders are:

  to appoint, suspend and dismiss members of the Board of Management and the Supervisory Board;
  to adopt remuneration policies for the Board of Management and the Supervisory Board, to determine the remuneration of the individual members of the Supervisory Board and to approve long-term incentive (equity-based) plans for the Board of Management;
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

Share capital; issue and repurchase of (rights to) shares

The authorized share capital of the company amounts to EUR 800 million, divided into 2 billion common shares with a nominal value of 20 eurocents each and 2 billion preference shares also with a nominal value of 20 eurocents each. On December 31, 2022, the issued share capital amounted to EUR 177,863,016.40 divided into 889,315,082 common shares and no preference shares. All shares are fully paid-up. There are currently no limitations, either under Dutch law or the Articles of Association, to the transfer of the common shares.

Only Euroclear shares are traded on Euronext Amsterdam. Only New York Registry Shares are traded on the New York Stock Exchange. Pursuant to article 10:138(2) of the Dutch Civil Code, the laws of the State of New York are applicable to the proprietary regime with respect to the New York Registry Shares, which proprietary regime includes the requirements for a transfer of, or the creation of an in rem right in, such New York Registry Shares. Euroclear shares and New York Registry Shares may be exchanged for each other.

As per December 31, 2022, approximately 89% of the common shares were held through the system of Euroclear Nederland (Euroclear shares) and approximately 11% of the common shares were represented by New York Registry Shares issued in the name of approximately 843 holders of record. The latter include Cede & Co. Cede & Co acts as nominee for The Depository Trust Company, which holds the shares (indirectly) for individual investors as beneficiaries. Deutsche Bank Trust Company Americas is Philips’ New York transfer agent, registrar and dividend disbursing agent. Since certain shares are held by brokers and other nominees, these numbers may not be representative of the actual number of United States beneficial holders or the number of New York Registry Shares beneficially held by US residents.

At the 2022 Annual General Meeting of Shareholders, it was resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to issue shares or to grant rights to acquire shares in the company as well as to restrict or exclude the pre-emption right accruing to shareholders up to and including November 9, 2023. This authorization is limited to a maximum of 10% of the number of shares issued as of May 10, 2022.

In addition, at the 2022 Annual General Meeting of Shareholders, it was resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to acquire shares in the company within the limits of the Articles of Association and within a certain price range up to and including November 9, 2023. The maximum number of shares the company may hold will not exceed 10% of the issued share capital as of May 10, 2022. The number of shares may be increased by 10% of the issued capital as of that same date in connection with the execution of share repurchase programs for capital reduction programs.

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

The external auditor is appointed by the General Meeting of Shareholders in accordance with the Articles of Association. Philips’ current external auditor, Ernst & Young Accountants LLP, was appointed by the General Meeting of Shareholders held on May 7, 2015, for a term of four years starting January 1, 2016, was re-appointed at the Annual General Meeting of Shareholders held on May 9, 2019 for a term of three years starting January 1, 2020 and was re-appointed at the Annual General Meeting of Shareholders held on May 10, 2022 for a term of one year starting January 1, 2023.

European and Dutch law requires the separation of audit and certain non-audit services. The external auditor may only provide audit and audit-related services and is prohibited from providing any other services. This is reflected in the Auditor Policy, which is published on the company’s website. The policy is also in line with (and in some ways stricter than) applicable US rules, under which the appointed external auditor must be independent from the company both in fact and appearance.

The Auditor Policy specifies certain audit services and audit-related services (also known as assurance services) that will or may be provided by the external auditor, and includes rules for the pre-approval by the Audit Committee of such services. Audit services must be pre-approved on the basis of the annual audit services engagement agreed with the external auditor. Proposed audit-related services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-approval) or may be pre-approved during the year by the Audit Committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, which is designed to ensure that there is no management discretion in determining whether a service has been approved, and to ensure that the Audit Committee is informed of each of the services it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the Audit Committee states otherwise. During 2022, there were no services provided to the company by the external auditor which were not pre-approved by the Audit Committee.
12.7Stichting Preferente Aandelen Philips

Stichting Preferente Aandelen Philips, a Foundation (stichting) organized under Dutch law, has been granted the right to acquire preference shares in the capital of Royal Philips, as stated in the company’s Articles of Association. In addition, the Foundation has the right to file a petition with the Enterprise Chamber of the Amsterdam Court of Appeal to commence an inquiry procedure within the meaning of article 2:344 of the Dutch Civil Code.

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

The mere notification that the Foundation exercises its right to acquire preference shares will result in such shares being effectively issued. The Foundation may exercise this right for as many preference shares as there are common shares in the company outstanding at that time. No preference shares have been issued as of December 31, 2022.

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

12.8Major shareholders

The Dutch Act on Financial Supervision imposes an obligation on persons holding certain interests to disclose (inter alia) percentage holdings in the capital and/or voting rights in the company when such holdings reach, exceed or fall below 3, 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent (as a result of an acquisition or disposal by a person, or as a result of a change in the company’s total number of voting rights or capital issued). Certain derivatives (settled in kind or in cash) are also taken into account when calculating the capital interest. The statutory obligation to disclose capital interest relates not only to gross long positions, but also to gross short positions. Required disclosures must be made to the Dutch Authority for the Financial Markets (AFM) without delay. The AFM then notifies the company of such disclosures and includes them in a register, which is published on the AFM’s website. Furthermore, an obligation to disclose (net) short positions is set out in the EU Regulation on Short Selling.

The AFM register shows the following notifications of substantial holdings and/or voting rights at or above the 3% threshold: BlackRock, Inc.: substantial holding of 5.75% and 7.45% of the voting rights (May 13, 2022); T. Rowe Price Group, Inc.: substantial holding of 4.98% and 4.96% of the voting rights (February 2, 2023); Artisan Investments GP LLC: substantial holding of 5.13% and 5.13% of the voting rights (May 5, 2022).

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

The majority of the shares in Royal Philips are held through the system maintained by the Dutch Central Securities Depository (Euroclear Nederland). In the past, Philips has also issued (physical) bearer share certificates ('Share Certificates'). A limited number of Share Certificates have not been surrendered yet, although the holders of Share Certificates are still entitled to a corresponding number of shares in Royal Philips. It is noted that, as a result of Dutch legislation that became effective per July 2019, the relevant shares were registered in the name of Royal Philips by operation of law per January 1, 2021. Owners of Share Certificates will continue to be entitled to a corresponding number of shares, but may not exercise the rights attached to such shares until they surrender their Share Certificates. Owners of Share Certificates may come forward to do so and to receive a corresponding number of shares until January 1, 2026, at the latest. As per January 2, 2026, entitlements attached to the Share Certificates not surrendered, will expire by operation of law. For more information, please contact the Investor Relations department by email (investor.relations@philips.com) or telephone (+31-20-59 77222).

The statutory seat of the company is Eindhoven, the Netherlands, and the statutory list of all subsidiaries and affiliated companies, prepared in accordance with the relevant legal requirements (Dutch Civil Code, Book 2, articles 379 and 414), forms part of the notes to the consolidated financial statements and is deposited at the office of the Commercial Register in Eindhoven, the Netherlands (file no. 17001910). The executive offices of the company are located at the Philips Center, Amstelplein 2, 1096 BC Amsterdam, the Netherlands, telephone +31-20-59 77777.

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

Share Capital

On December 31, 2022, the issued share capital amounted to EUR 177,863,016.40 divided into 889,315,082 common shares and no preference shares.

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

Preemptive rights

Shareholders have a pro rata preferential right of subscription to any common share issuance unless the right is restricted or excluded. If designated by the General Meeting of Shareholders, the Board of Management has the power to restrict or exclude the preferential subscription rights. A designation of the Board of Management will be effective for a specified period of up to five years and may be renewed. Currently, the Board of Management has been granted the power to restrict or exclude the preferential right of subscription up to and including November 9, 2023. If the Board of Management has not been designated, the General Meeting of Shareholders has the power to restrict or exclude such rights, upon the proposal of the Board of Management, which proposal must be approved by the Supervisory Board. Resolutions by the General Meeting of Shareholders referred to in this paragraph require approval of at least two-thirds of the votes cast if less than half of the issued share capital is represented at the meeting.

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

Independence of members of our Supervisory Board

The Dutch Corporate Governance Code sets forth certain best practices limiting the number of non-independent members of the Supervisory Board, and its committees. The Supervisory Board considers all its members to be independent under the Dutch Corporate Governance Code. The definitions of independence under the Dutch Corporate Governance Code, however, differ in their details from the definitions of independence under the NYSE listing standards. In some cases the Dutch requirements are stricter than the NYSE listing standards, and in other cases the NYSE listing standards are the stricter of the two. The members of the Audit Committee of the Supervisory Board are also independent under the NYSE listing standards.

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

Code of business conduct

The listing standards of the NYSE prescribe certain parameters for listed company codes of business conduct and ethics. The company has implemented the Philips General Business Principles, which are applicable to all employees, and a Financial Code of Ethics, which is applicable to all employees performing an accounting or financial function. Waivers granted to Senior (Financial) Officers (as defined in our Financial Code of Ethics) must be disclosed. In 2022 the company did not grant any waivers of the Financial Code of Ethics.

Related party transactions

The NYSE listing standards require certain transactions with related parties to be reviewed by a company’s audit committee or another independent body of the board of directors for potential conflicts of interest, and for the audit committee or other independent body to prohibit such a transaction if it determines it to be inconsistent with the interests of the company and its shareholders. However, foreign private issuers can rely on home country practice with respect to review and approval of related party transactions. Philips has internal procedures in place to confirm that related party transactions are entered into at arm’s length and, if and to the extent required under Dutch law, to enable the Supervisory Board to assess the terms of significant related party transactions.

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

On January 25, 2023, Blackrock Inc. filed a Schedule 13G with the SEC indicating that, as of December 31, 2022, it beneficially owned 8.8% (78,533,730 shares) of the company’s common shares.

Please also refer to Major shareholders.

Group financial statements contents

  13.1Controls and Procedures
  13.2Reports of the independent auditor
  13.3Independent auditor’s report on internal control over financial reporting
  13.4Independent auditor’s report on the consolidated financial statements
  13.5Consolidated statements of income
  13.6Consolidated statements of comprehensive income
  13.7Consolidated balance sheets
  13.8Consolidated statements of cash flows
  13.9Consolidated statements of changes in equity
  13.10Notes to the Consolidated financial statements
    1General information to the Consolidated financial statements
    2Information by segment and main country
    3Discontinued operations and assets classified as held for sale
    4Acquisitions and divestments
    5Interests in entities
    6Income from operations
    7Financial income and expenses
    8Income taxes
    9Earnings per share
    10Property, plant and equipment
    11Goodwill
    12Intangible assets excluding goodwill
    13Other financial assets
    14Other assets
    15Inventories
    16Receivables
    17Equity
    18Debt
    19Provisions
    20Post-employment benefits
    21Accrued liabilities
    22Other liabilities
    23Cash flow statement supplementary information
    24Contingencies
    25Related-party transactions
    26Share-based compensation
    27Information on remuneration
    28Fair value of financial assets and liabilities
    29Details of treasury and other financial risks
    30Subsequent events

13Group financial statements

Introduction

Statutory financial statements

This section ‘Group financial statements’ and the section 'Company Financial Statements' together contain the statutory financial statements of the company. These statements are subject to adoption by the company’s shareholders at the upcoming 2023 Annual General Meeting of Shareholders.

Management report and statement

13.1Controls and Procedures

13.1.1Disclosure controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the company’s disclosure controls and procedures (as defined in Rules 13a15(e) and 15d15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by the Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as of December 31, 2022.

13.1.2Management's annual report on internal control over financial reporting

The Board of Management of Koninklijke Philips N.V. (Royal Philips) is responsible for establishing and maintaining an adequate system of internal control over financial reporting (as such term is defined in Rule 13a-15 (f) under the US Securities Exchange Act). Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with IFRS as issued by the IASB.

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

Based on the Board of Management’s assessment of the effectiveness of Royal Philips' internal control over financial reporting as of December 31, 2022, it has concluded that, as of December 31, 2022, Royal Philips' internal control over Group financial reporting is considered effective.

13.1.3Attestation report of the registered public accounting firm

The effectiveness of the Royal Philips’ internal control over financial reporting as of December 31, 2022, as included in this section Group financial statements, has been audited by Ernst & Young Accountants LLP, an independent registered public accounting firm, as stated in their report which follows hereafter.

13.1.4Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

13.2Reports of the independent auditor

Management’s report on internal control over financial reporting is set out on Management's annual report on internal control over financial reporting. The report set out on Independent auditor’s report on internal control over financial reporting, is provided in compliance with standards of the Public Company Accounting Oversight Board in the US and includes an opinion on the effectiveness of internal control over financial reporting as at December 31, 2022, based on COSO criteria.

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

13.3Independent auditor’s report on internal control over financial reporting

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

Opinion on Internal Control over Financial Reporting

We have audited Koninklijke Philips N.V.’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Koninklijke Philips N.V. (the company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 21, 2023 expressed an unqualified opinion thereon.

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
February 21, 2023

13.4Independent auditor’s report on the consolidated financial statements

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Koninklijke Philips N.V. (Philips or the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the group financial statements). In our opinion, the group financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 21, 2023 expressed an unqualified opinion thereon.

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

Revenue recognition – Sales related accruals
Description of the Matter

Primarily in the Personal Health businesses, the Company has sales promotion-related agreements with distributors and retailers whereby discounts and rebates are provided according to the quantity of goods sold and promotional and marketing activities performed by  distributors and retailers. The estimation of the sales related accruals involve subjective management assumptions based on a combination of historical patterns and future expectations regarding which promotional targets are expected to be met by distributors and retailers. We identified a fraud risk related to the estimation of the sales related accruals through inappropriate estimations. Further reference is made to Note 6, Income from operations, section Sales composition and disaggregation, as included in the group financial statements.

Auditing the Company’s measurement of sales related accruals is complex because the calculation involves subjective management assumptions around the extent to which promotional or marketing targets will be met by distributors and retailers and the related rebates that will be owed.

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

We evaluated management’s assumptions by performing, among other procedures, a retrospective review of actual settlements of prior period sales related accruals, confirmed the agreed upon terms and conditions for a sample of contracts and performed cut off testing through assessing the sales promotions obligations around year-end.

We also assessed the adequacy of the sales related accruals disclosures as included in the group financial statements.

Valuation of Goodwill for Cash Generating Unit Sleep & Respiratory Care
Description of the Matter

Goodwill is allocated to Cash Generating Units (CGUs) which management tests for impairment annually and whenever impairment indicators require. Further reference is made to Note 11, Goodwill, as included in the group financial statements.

In 2022, an impairment of EUR 1,331 million was recorded on the Goodwill of CGU Sleep & Respiratory Care (S&RC). Management revised the expected future cashflows of CGU S&RC to reflect assumptions related to the consent decree that is currently under discussion on the S&RC business in the upcoming years, along with updates to expected business performance, and changes to the pre-tax discount rate following macro-economic developments. As of December 31, 2022, the total carrying value of goodwill allocated to CGU S&RC amounted to EUR 731 million.

Auditing the calculation of the recoverable amount for CGU S&RC is complex, given the significant judgment and estimation uncertainty related to assumptions in the model used to determine whether the recoverable amount of the CGU S&RC is appropriate. The most significant assumptions used within the model to support the recoverable amount of the CGU S&RC are sales growth rates, EBITA in the terminal value, pre-tax discount rate, and the scope and duration of the consent decree that is currently under discussion.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s goodwill impairment review process related to the CGU S&RC. This includes controls over management’s review and approval of the significant assumptions, controls over the mathematical accuracy of the calculation and the appropriateness of the valuation models used. For example, we tested controls over management’s review and determination of sales growth, EBITA, pre-tax discount rate, and the scope and duration of the consent decree that is currently under discussion.

We assessed and tested the assumptions used by management in its valuation model for the CGU S&RC by comparing the assumptions to external data such as industrial sales growth rates and discount rates, and we performed sensitivity analyses over these key assumptions. We were assisted in our evaluation of the discount rate by EY valuation specialists. Further, we corroborated the assumptions of the consent decree that is currently under discussion, including the scope and duration to the underlying legal documentation. Additionally, to test the data used by management, we compared the cash flow projections used in the valuation model of the recoverable amount to the information approved by the Executive Committee and have evaluated the historical accuracy of management’s estimates that drive the assessment, such as business plans and expected growth rates. We gained an understanding of the developments of the performance and corroborated if they are in line with forecasted figures.

We also assessed the adequacy of management’s disclosure around goodwill as included in the group financial statements.

Measurement of provisions and disclosures for legal claims, litigations and contingent liabilities
Description of the Matter

The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, as well as being investigated by governmental authorities for alleged non-compliance with laws and regulations. As more fully described in Note 19, Provisions, and Note 24, Contingencies, this includes legal claims and litigation related to the Respironics field action, and discussions with and information provided to the Securities and Exchange Commission (SEC) and Department of Justice (DOJ) regarding alleged tender irregularities in China, Bulgaria and Brazil. The Company recognizes provisions for legal claims and litigation when it has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. The Company has disclosed in Note 24 present obligations with a probable outflow of economic resources where the amount cannot be reliably estimated, as well as certain possible obligations arising from past events.

Auditing the provisions for legal claims and litigation, and the disclosure for provisions and contingent liabilities, is complex and judgmental due to the difficulty in predicting the outcome of the matters and estimating the potential impact if the outcomes are unfavorable and the amounts involved are, or can be, material to the financial statements as a whole.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the effectiveness of the Company’s internal controls around the identification and evaluation of legal claims, litigation and investigations, and the recording and continuous re-assessment of the related provisions, contingent liabilities and disclosures.

To evaluate the allegations and test the Company’s estimate of provisions for legal claims and litigation and the disclosure for provisions and contingent liabilities, we discussed the allegations with both internal and external legal counsel and requested confirmation letters from in-house legal counsel and external legal counsel involved in these matters. We also discussed the allegations with the Company’s finance department, inspected relevant correspondence with authorities, and inspected the minutes of the meetings of the Audit Committee, Supervisory Board, Board of Management and Executive Committee. For claims settled during the year, we read the related settlement agreements and agreed the cash payments, as appropriate. Specifically related to ongoing investigations into alleged non-compliance with laws and regulations, we were supported by forensic specialists and legal specialists to assist us in in assessing certain technical aspects of the legal claims and litigation.

We also assessed the adequacy of the Company’s disclosure for provisions for legal claims and litigation, and contingent liabilities, as included in the group financial statements.

Measurement and disclosure of the Respironics field action provision related to Sleep & Respiratory Care products
Description of the Matter

As more fully described in Note 19, Provisions, the Respironics field action provision amounted to EUR 390 million as of December 31, 2022.

Determining the Respironics field action provision is complex and requires significant judgment by management. Significant assumptions used to determine the provision relate to the estimated total quantity of devices remaining and the replacement share.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls relating to the Field Action provision calculation and utilization. This included testing controls relating to management’s review of the provision, including the determination of significant assumptions. Further, we tested the controls over the completeness, the utilization and mathematical accuracy of the provision.

Our audit procedures included, among others, the assessment of the significant assumptions and data used by management in its calculation model for the Respironics field action provision. For example, we assessed the estimated quantities of the devices through obtaining third party confirmations for quantities already registered for remediation as of December 31, 2022, as well as corroborated the remaining quantity estimate by evaluating the trend analysis of registrations over time. We corroborated the reasonability of the replacement share and performed procedures over historical accuracy. In our assessment we considered the contracted repair capacity, the upgraded in-house production capacity, and management’s internal and external communication. We also performed an analysis of the significant assumptions to evaluate the sensitivity of the provision. In addition, we inspected the communication with regulatory authorities regarding the identified quality issues and held discussions with management on the recall process, capacity considerations as well as the ongoing cooperation with the United States Food and Drug Administration. We have audited the utilization of the Respironics field action provision through a combination of analytical procedures and detailed testing procedures.

We further assessed the adequacy of the disclosures as included in the group financial statements.

/s/ Ernst & Young Accountants LLP

We have served as the Company‘s auditor since 2016.

Amsterdam, the Netherlands
February 21, 2023

13.5Consolidated statements of income

Philips Group

Consolidated statements of income

in millions of EUR

For the year ended December 31

	2020	2021	2022
Sales6	17,313	17,156	17,827
Cost of sales	(9,493)	(9,988)	(10,633)
Gross margin	7,820	7,168	7,194
Selling expenses	(4,054)	(4,258)	(4,609)
General and administrative expenses	(630)	(599)	(671)
Research and development expenses	(1,822)	(1,806)	(2,103)
Impairment of goodwill11	(144)	(15)	(1,357)
Other business income6	122	186	127
Other business expenses6	(29)	(123)	(109)
Income from operations6	1,264	553	(1,529)
Financial income7	158	149	58
Financial expenses7	(202)	(188)	(258)
Investments in associates, net of income taxes	(9)	(4)	(2)
Income before taxes	1,211	509	(1,731)
Income tax expenses8	(212)	103	113
Income from continuing operations	999	612	(1,618)
Discontinued operations, net of income taxes3	196	2,711	13
Net income	1,195	3,323	(1,605)

Attribution of net income:
Net income attributable to shareholders of Koninklijke Philips N.V.	1,187	3,319	(1,608)
Net income attributable to non-controlling interests	8	4	3

Philips Group

Earnings per common share attributable to shareholders of Koninklijke Philips N.V.

in EUR

	2020	2021	2022
Basic earnings per common share attributable to shareholders of Koninklijke Philips N.V.
Income from continuing operations	1.09	0.67	(1.84)
Net income	1.31	3.67	(1.82)

Diluted earnings per common share attributable to shareholders of Koninklijke Philips N.V.
Income from continuing operations	1.08	0.67	(1.84)
Net income	1.29	3.65	(1.82)

Amounts may not add up due to rounding.

13.6Consolidated statements of comprehensive income

Philips Group

Consolidated statements of comprehensive income

in millions of EUR

For the year ended December 31

	2020	2021	2022

Net income for the period	1,195	3,323	(1,605)

Pensions and other-post employment plans:20
Remeasurement, before tax	51	134	101
Income tax effect on remeasurements8	(12)	(21)	(20)

Financial assets fair value through OCI:
Net current-period change, before tax	-	(39)	(32)
Income tax effect on net current-period change	-	1	1
Total of items that will not be reclassified to Income Statement	39	74	49

Currency translation differences:
Net current period change, before tax	(1,040)	1,078	748
Income tax effect on net current-period change8	1	(5)	2
Reclassification adjustment for (gain) loss realized		36	-
Reclassification adjustment for (gain) loss realized, in discontinued operations		69
Cash flow hedges:
Net current-period change, before tax	69	(52)	(29)
Income tax effect on net current-period change8	(17)	18	(10)
Reclassification adjustment for (gain) loss realized	(6)	(14)	63
Total of items that are or may be reclassified to Income Statement	(992)	1,129	774

Other comprehensive income for the period	(953)	1,203	823

Total comprehensive income for the period	242	4,527	(782)

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	235	4,520	(786)
Non-controlling interests	6	7	4

Amounts may not add up due to rounding.

13.7Consolidated balance sheets

Amounts may not add up due to rounding.

Philips Group

Consolidated balance sheets

in millions of EUR unless otherwise stated

As of December 31

	2021	2022

Non-current assets
Property, plant and equipment 102	2,699	2,638
Goodwill112	10,637	10,238
Intangible assets excluding goodwill122	3,650	3,526
Non-current receivables16	224	279
Investments in associates5	426	537
Other non-current financial assets13	630	660
Non-current derivative financial assets28	2	4
Deferred tax assets8	2,216	2,449
Other non-current assets14	129	98
Total non-current assets	20,613	20,429

Current assets
Inventories15	3,450	4,049
Other current financial assets13	2	11
Other current assets14	493	490
Current derivative financial assets28	61	123
Income tax receivable	180	222
Current receivables2516	3,787	4,115
Assets classified as held for sale3	71	77
Cash and cash equivalents29	2,303	1,172
Total current assets	10,347	10,259
Total assets	30,961	30,688

Equity17
Shareholders' equity	14,438	13,249
Common shares	177	178
Capital in excess of par value	4,646	5,025
Reserves	748	1,488
Other	8,868	6,558
Non-controlling interests17	36	34
Group equity	14,475	13,283

Non-current liabilities
Long-term debt 18	6,473	7,270
Non-current derivative financial liabilities28	119	4
Long-term provisions2019	1,315	1,097
Deferred tax liabilities8	83	91
Non-current contract liabilities22	446	515
Non-current tax liabilities 8	544	435
Other non-current liabilities22	56	60
Total non-current liabilities	9,037	9,471

Current liabilities
Short-term debt 18	506	931
Current derivative financial liabilities28	83	207
Income tax payable	128	40
Accounts payable25	1,872	1,968
Accrued liabilities21	1,784	1,626
Current contract liabilities22	1,491	1,696
Short-term provisions2019	998	1,018
Liabilities directly associated with assets held for sale	1	-
Other current liabilities22	587	448
Total current liabilities	7,450	7,934
Total liabilities and group equity	30,961	30,688

13.8Consolidated statements of cash flows

Amounts may not add up due to rounding.

Philips Group

Consolidated statements of cash flows

in millions of EUR

For the year ended December 31

	2020	2021	2022
Cash flows from operating activities
Net income (loss)	1,195	3,323	(1,605)
Results of discontinued operations, net of income tax	(196)	(2,711)	(13)
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization, and impairment of assets	1,462	1,323	1,602
Impairment of goodwill	144	15	1,357
Share-based compensation	112	108	95
Net loss (gain) on sale of assets	(1)	55	(115)
Interest income	(13)	(18)	(25)
Interest expense on debt, borrowings, and other liabilities	159	152	226
Investments in associates, net of income taxes	9	4	112
Income taxes	212	(103)	(113)
Decrease (increase) in working capital	(98)	(401)	(862)
Decrease (increase) in receivables and other current assets	92	(39)	(342)
Decrease (Increase) in inventories	(578)	(581)	(572)
Increase (decrease) in accounts payable, accrued and other current liabilities	387	219	52
Decrease (increase) in non-current receivables and other assets	(9)	(46)	1
Increase (decrease) in other liabilities	50	33	(84)
Increase (decrease) in provisions19	(91)	427	(199)
Other items	96	(164)	(39)
Interest received	13	17	15
Interest paid	(148)	(151)	(205)
Dividends received from investments in associates	4	14	12
Income taxes paid	(390)	(249)	(333)
Net cash provided by (used for) operating activities	2,511	1,629	(173)
Cash flows from investing activities
Net capital expenditures	(876)	(729)	(788)
Purchase of intangible assets	(114)	(107)	(105)
Expenditures on development assets	(296)	(259)	(257)
Capital expenditures on property, plant and equipment	(485)	(397)	(444)
Proceeds from sales of property, plant and equipment	19	33	18
Net proceeds from (cash used for) derivatives and current financial assets23	(13)	48	(72)
Purchase of other non-current financial assets23	(131)	(124)	(116)
Proceeds from other non-current financial assets23	65	124	78
Purchase of businesses, net of cash acquired45	(317)	(3,098)	(712)
Net proceeds from sale of interests in businesses, net of cash disposed	4	107	124
Net cash provided by (used for) for investing activities	(1,267)	(3,672)	(1,487)
Cash flows from financing activities
Proceeds from issuance (payments on) short-term debt18	16	(25)	47
Principal payments on current portion of long-term debt18	(298)	(302)	(1,472)
Proceeds from issuance of long-term debt18	1,065	76	2,516
Re-issuance of treasury shares	46	23	12
Purchase of treasury shares	(343)	(1,636)	(187)
Dividends paid to shareholders of Koninklijke Philips N.V.	(1)	(482)	(412)
Dividends paid to shareholders of non-controlling interests	(2)	(2)	(6)
Net cash provided by (used for) financing activities	483	(2,347)	500
Net cash provided by (used for) continuing operations	1,727	(4,390)	(1,160)
Net cash provided by (used for) discontinued operations3	129	3,403	(12)
Net cash provided by (used for) continuing and discontinued operations	1,856	(986)	(1,172)
Effect of changes in exchange rates on cash and cash equivalents	(55)	65	41
Cash and cash equivalents at the beginning of the period	1,425	3,226	2,303
Cash and cash equivalents at the end of the period	3,226	2,303	1,172

13.9Consolidated statements of changes in equity

Philips Group

Consolidated statements of changes in equity

in millions of EUR

For the year ended December 31

	Common shares	Capital in excess of par value	Fair value through OCI	Cash flow hedges	Currency translation differences	Retained earnings	Treasury shares	Total shareholders' equity	Non-controlling interests	Group equity
			Reserves			Other

Balance as of January 1, 2020	179	3,671	(303)	(24)	978	8,296	(201)	12,597	28	12,625
Total comprehensive income (loss)			-	46	(1,036)	1,225		235	6	242
Dividend distributed	4	754				(782)		(25)	(2)	(26)
Minority Buy-out									(1)	(1)
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings			(2)			2		-		-
Purchase of treasury shares						-	(130)	(130)		(130)
Re-issuance of treasury shares	-	(146)				7	161	23		23
Forward contracts						(793)	(126)	(920)		(920)
Share call options						24	(55)	(31)		(31)
Cancellation of treasury shares	(1)					(151)	152
Share-based compensation plans		116						116		116
Income tax share-based compensation plans		4						4		4
Balance as of December 31, 2020	182	4,400	(305)	23	(58)	7,828	(199)	11,870	31	11,901
Total comprehensive income (loss)			(39)	(48)	1,175	3,432		4,520	7	4,527
Dividend distributed	1	290				(773)		(482)	(2)	(484)
Minority Buy-out									-	-
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings						-		-		-
Purchase of treasury shares						-	(758)	(757)		(757)
Re-issuance of treasury shares		(150)				18	143	11		11
Forward contracts						48	(869)	(821)		(821)
Share call options						12	(21)	(9)		(9)
Cancellation of treasury shares	(7)					(1,221)	1,228
Share-based compensation plans		110						110		110
Income tax share-based compensation plans		(4)						(4)		(4)
Balance as of December 31, 2021	177	4,646	(344)	(25)	1,117	9,344	(476)	14,438	36	14,475
Total comprehensive income (loss)			(32)	23	749	(1,527)		(786)	4	(782)
Dividend distributed	3	326				(741)		(412)	(6)	(418)
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings			(1)			1		-		-
Purchase of treasury shares						-	(24)	(24)		(24)
Re-issuance of treasury shares		(43)				(28)	77	7		7
Forward contracts						76	(140)	(64)		(64)
Share call options						5	(12)	(6)		(6)
Cancellation of treasury shares	(2)					(298)	299
Share-based compensation plans		95						95		95
Income tax share-based compensation plans		1						1		1
Balance as of December 31, 2022	178	5,025	(376)	(2)	1,866	6,832	(275)	13,249	34	13,283

Amounts may not add up due to rounding.

13.10Notes to the Consolidated financial statements

1General information to the Consolidated financial statements

Reporting entity and its operations

Koninklijke Philips N.V. (‘Royal Philips’), incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch Law. Philips is headquartered in Amsterdam, the Netherlands and has its registered address at High Tech Campus 52, 5656 AG Eindhoven, the Netherlands. The consolidated financial statements of Royal Philips as of December 31, 2022 comprise Royal Philips and its subsidiaries (together referred to as the 'company’ or ‘Philips’ or the 'Group’). Philips is a leading health technology company primarily involved in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care.

Basis of preparation

The Consolidated financial statements are:

  prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and comply with the statutory provisions of Part 9, Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective 2022 have been endorsed by the EU; consequently, the accounting policies applied by Philips also comply with IFRS as issued by the IASB. These accounting policies have been applied by group entities;
  authorized for issue by the Board of Management of Royal Philips on February 21, 2023;
  prepared under the historical cost convention, unless otherwise indicated;
  prepared on a going concern basis;
  presented in euro, which is the presentation currency;
  rounded to the nearest million euro unless stated otherwise;
  subject to rounding, whereby amounts may not add up precisely to the totals provided.
Accounting estimates and judgments

The preparation of financial statements requires management to make a number of estimates and judgments that affect the application of accounting policies and the reporting amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Amounts recognized are based on factors that are by default associated with uncertainty. Actual results may therefore differ from estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revision to estimates are recognized prospectively. Where applicable, the estimates and judgments of specific financial statement items are described in the respective note to the consolidated financial statements.

The areas involving a higher degree of judgment and complexity in applying accounting principles and for which changes in the assumptions and estimates could result in significantly different results than those recorded in the consolidated financial statements are the following:

  Assessment of control (below paragraph Basis of consolidation and Interests in entities)
  Revenue recognition (Income from operations)
  For acquisitions, the identification and valuation of acquired assets and liabilities including contingent considerations provisions (Acquisitions and divestments, Provisions)
  Determination of deferred tax assets for losses carried forward and uncertain tax positions (Income taxes)
  Assumptions used for impairment testing (Property, plant and equipment, Goodwill, Intangible assets excluding goodwill)
  Assessments of exposure to credit risk of financial instruments (Note Other financial assets, Receivables, Debt, Fair value of financial assets and liabilities, Details of treasury and other financial risks)
  Assumptions used to determine the net realizable value of inventories (Inventories)
  Actuarial assumptions of future events that are used in calculating post-employment benefit expenses and liabilities (Post-employment benefits)
  Estimating the likelihood of a potential outflow of resources, as well as the ability to make a reliable estimate of the obligation relating to provisions and contingent liabilities (Provisions, Contingencies)

The company regularly updates its significant assumptions and estimates to support the reported amounts of assets, liabilities, income and expenses. In relation to areas of judgment and estimates as disclosed in the accounting policies, those which are primarily impacted by the macroeconomic environment include impairment testing, valuation of inventories, valuation of deferred tax balances, measurement of financial instruments and the determination of fair values (for example fair values of acquired identifiable intangible assets, contingent considerations and certain investments).

In preparing the consolidated financial statements management has considered the impact of climate change, specifically the financial impact of Philips meeting its internal and external climate related aims, the potential impact of climate related risks and the costs incurred to pro-actively manage such risks. These considerations did not have a material impact on the financial reporting judgments, estimates or assumptions. The specific financial impacts considered include, for example: specific climate mitigation measures, such as the use of lower carbon energy sources, the costs of developing more sustainable product offerings and expenses incurred to mitigate against the impact of extreme weather conditions.

Accounting policies

The general accounting policies as applied throughout the financial statements are described below. Accounting policies relating to specific financial statement items are included in the respective notes to the financial statements.

Basis of consolidation

The Consolidated financial statements comprise the financial statements of Koninklijke Philips N.V. and all subsidiaries that the company controls on a consolidated basis. Control exists when the company is exposed or has rights to variable returns from its involvement with the investee and the company has the ability to affect those returns through its power over the investee. Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and in cases where Philips has less than a majority of the voting or similar rights of an investee, Philips considers all relevant facts and circumstances in assessing whether it has power over an investee, including the contractual arrangement(s) with the other vote holders of the investee, rights arising from other contractual arrangements and the company’s voting rights and potential voting rights. Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. All intercompany balances and transactions have been eliminated in the Consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Foreign currency transactions

The financial statements of all group entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The euro (EUR) is the functional currency of the company and the presentation currency of the consolidated financial statements. Foreign currency transactions are converted into the functional currency using the exchange rates prevailing at transaction date or the valuation date in cases where items are remeasured. Gains and losses resulting from the settlement of foreign currency transactions and those resulting from the conversion of foreign currency denominated monetary assets and liabilities at period-end exchange rates are recognized in the Consolidated statements of income, except for qualifying cash flow hedges, qualifying net investment hedges and equity investments measured at fair value through OCI which are recognized in other comprehensive income.

All foreign exchange differences are presented as part of Cost of sales, apart from tax items and financial income and expense, which are recognized in the same line item as they relate to in the Consolidated statements of income.

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

Foreign currency differences arising upon translation of foreign operations into euros are recognized in Other comprehensive income and presented as part of Currency translation differences in Equity. However, if the operation is not a wholly-owned subsidiary, the proportionate share of the translation difference is allocated to Non-controlling interests.

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

Philips operates in two economies that are considered hyperinflationary, Argentina and Turkey. The impact of the application of IAS 29, Financial Reporting in Hyperinflationary Economies, is not material for the consolidated financial statements.

New accounting policies effective in 2022

No new IFRS accounting standards or amendments to existing standards, effective in 2022, had a significant impact on the consolidated financial statements. The company has not early adopted any standards or amendments to existing standards.

New accounting policies effective after 2022

The IASB has issued several IFRS accounting standards, or amendments to standards, with an effective date after 2022. The company does not anticipate that the application of these standards, or amendments to standards, will have a significant effect on the consolidated financial statements upon adoption.

Changes in presentation from the prior year

Accounting policies have been applied consistently for all periods presented in these consolidated financial statements. Certain prior-year amounts have been reclassified to conform to the current year presentation due to immaterial organizational changes.

2Information by segment and main country

Accounting policies
Segment accounting policies are the same as the accounting policies applied by the company. Operating segments are components of the company’s business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the Executive Committee of the company). The Executive Committee decides how to allocate resources and assesses performance. Reportable segments comprise the operating segments Diagnosis & Treatment businesses, Connected Care businesses and Personal Health businesses. Additionally, besides these reportable segments, segment Other contains the items Innovation & Strategy, IP Royalties, Central costs, and other small items.

The Philips operating segments are Diagnosis & Treatment businesses, Connected Care businesses and Personal Health businesses, each being responsible for the management of its business worldwide. As of the first quarter of 2021 the Domestic Appliances business was presented as a discontinued operation and therefore no longer part of the Personal Health segment. The comparative results prior to that were restated to reflect the treatment of the Domestic Appliances business as a discontinued operation. Refer to Discontinued operations and assets classified as held for sale.

Philips focuses on improving people’s lives through meaningful innovation. The Diagnosis & Treatment segment unites the businesses related to the goal of precision diagnosis and disease pathway selection, and the businesses related to image-guided, minimally invasive treatment. The Connected Care segment focuses on patient care solutions, advanced informatics and analytics, and patient and workflow optimization inside and outside the hospital, and aims to unlock synergies from integrating and optimizing patient care pathways, and leveraging provider-payer-patient business models. The Personal Health segment focuses on healthy living and preventative care.

The Executive Committee of Philips is deemed to be the chief operating decision maker (CODM) for segment reporting purposes pursuant to IFRS 8 'Operating Segments'. The key segmental performance measure is Adjusted EBITA, which Management believes is the most relevant measure to evaluate the results of the segments.

Philips Group

Information on income statements

in millions of EUR

	sales	sales including intercompany	depreciation and amortization1)	Adjusted EBITA
2022
Diagnosis & Treatment	9,168	9,471	(559)	774
Connected Care	4,403	4,441	(514)	95
Personal Health	3,626	3,684	(132)	538
Other	629	596	(397)	(89)
Inter-segment eliminations		(366)
Philips Group	17,827	17,827	(1,602)	1,318

2021
Diagnosis & Treatment	8,635	8,846	(459)	1,071
Connected Care	4,573	4,617	(382)	497
Personal Health	3,429	3,462	(131)	590
Other	519	531	(350)	(105)
Inter-segment eliminations		(299)
Philips Group	17,156	17,156	(1,323)	2,054

2020
Diagnosis & Treatment	8,175	8,289	(536)	818
Connected Care	5,543	5,620	(414)	1,191
Personal Health	3,199	3,198	(145)	433
Other	396	481	(368)	(165)
Inter-segment eliminations		(275)
Philips Group	17,313	17,313	(1,462)	2,277
1)Includes impairments (excluding goodwill impairment); for impairment values please refer to Property, plant and equipment and Intangible assets excluding goodwill

The term Adjusted EBITA is used to evaluate the performance of Philips and its segments. EBITA represents Income from operations excluding amortization and impairment of acquired intangible assets and impairment of goodwill. Adjusted EBITA represents EBITA excluding gains or losses from restructuring costs, acquisition-related charges and other items.

Adjusted EBITA is not a recognized measure of financial performance under IFRS. Presented in the following table is a reconciliation of Adjusted EBITA to the most directly comparable IFRS measure, Net income, for the years indicated. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

Philips Group

Reconciliation from net income to Adjusted EBITA

In millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2022
Net Income	(1,605)
Discontinued operations, net of income taxes	(13)
Income tax expense	(113)
Investments in associates, net of income taxes	2
Financial expenses	258
Financial income	(58)
Income from operations	(1,529)	404	(2,246)	515	(202)
Amortization and impairment of acquired intangible assets	363	143	199	15	7
Impairment of goodwill	1,357	27	1,331
EBITA	192	573	(716)	531	(196)
Restructuring and acquisition-related charges	202	21	108	11	61
Other items:	925	180	703	(4)	46
Respironics field-action provision	250		250
Respironics field-action running remediation costs	210		210
R&D project impairments	134	120	12	3
Portfolio realignment charges	109		109
Impairment of assets in S&RC	39		39
Provision for public investigations tender irregularities	60	60
Provisions for quality actions in Connected Care	59		59
Remaining items	63	-	24	(6)	46
Adjusted EBITA	1,318	774	95	538	(89)

Philips Group

Reconciliation from net income to Adjusted EBITA

In millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2021
Net Income	3,323
Discontinued operations, net of income taxes	(2,711)
Income tax expense	(103)
Investments in associates, net of income taxes	4
Financial expenses	188
Financial income	(149)
Income from operations	553	941	(722)	576	(242)
Amortization and impairment of acquired intangible assets	322	153	148	15	6
Impairment of goodwill	15	2	13
EBITA	890	1,097	(562)	591	(236)
Restructuring and acquisition-related charges	95	7	93	(1)	(5)
Other items:	1,069	(32)	965	-	136
Respironics field-action provision	719	-	719		-
Respironics field-action running remediation costs	94		94
Provisions for quality actions in Connected Care	94		94
Loss on divestment of business	76				76
Remaining items	87	(32)	58	-	61
Adjusted EBITA	2,054	1,071	497	590	(105)

Philips Group

Reconciliation from net income to Adjusted EBITA

In millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2020
Net Income	1,195
Discontinued operations, net of income taxes	(196)
Income tax expense	212
Investments in associates, net of income taxes	9
Financial expenses	202
Financial income	(158)
Income from operations	1,264	497	704	362	(300)
Amortization and impairment of intangible assets	377	209	134	16	18
Impairment of goodwill	144	-	144
EBITA	1,784	706	982	378	(282)
Restructuring and acquisition-related charges	195	29	97	31	37
Other items	299	83	112	24	81
Adjusted EBITA	2,277	818	1,191	433	(165)

Transactions between the segments are mainly related to components and parts included in the product portfolio of the other segments. The pricing of such transactions was at cost or determined on an arm’s length basis. Philips has no single external customer that represents 10% or more of sales.

Philips Group

Main countries

in millions of EUR

	sales1)	tangible and intangible assets2)
2022
Netherlands	540	1,746
United States	7,246	12,087
China	2,193	290
Japan	1,077	436
Germany	821	323
United Kingdom	463	527
France	400	249
Other countries	5,085	744
Total main countries	17,827	16,402

2021
Netherlands	570	1,934
United States	6,420	12,615
China	2,335	283
Japan	1,073	480
Germany	839	305
United Kingdom	481	567
France	397	49
Other countries	5,040	753
Total main countries	17,156	16,986

2020
Netherlands	404	1,926
United States	6,580	9,080
China	2,319	313
Japan	1,113	511
Germany	980	302
United Kingdom	509	545
Italy	383	111
Other countries	5,024	906
Total main countries	17,313	13,694
1)The sales are reported based on country of destination.2)Consists of Property plant and equipment, Intangible assets excluding goodwill and Goodwill

3Discontinued operations and assets classified as held for sale

Accounting policies
Assets classified as held-for-sale

Non-current assets (or disposal groups) are classified as held-for-sale if their carrying amounts are expected be recovered through a sale transaction rather than through continuing use. Non-current assets (or disposal groups) classified as held-for-sale are measured at the lower of their carrying amount or the fair value less costs of disposal. Depreciation or amortization of an asset ceases when it is classified as held-for-sale. When non-current assets (or disposal groups) are classified as held-for-sale, comparative balances prior to such date are not represented in the Consolidated balance sheets.

Discontinued operations

A discontinued operation is a component of the company that has either been disposed of or is classified as held-for-sale and represents a separate major line of business or geographical area of operations or is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Any gain or loss from disposal, together with the results of these operations until the date of disposal, are reported separately as discontinued operations in the Consolidated statements of income.

The financial information of discontinued operations is excluded from the respective captions in the Consolidated financial statements and related notes for all periods presented. Comparatives are re-presented for presentation of discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows.

Accounting estimates and judgments
The determination of the fair value less costs of disposal involves the use of estimates and assumptions that tend to be uncertain. Circumstances to which these adjustments may relate include resolution of uncertainties that arise from the terms of the disposal transaction, such as the resolution of purchase price adjustments and indemnifications, resolution of uncertainties that arise from and are directly related to the operations of the component before its disposal, such as environmental and assurance-type product warranty obligations retained by the company, and the settlement of employee benefit plan obligations provided that the settlement is directly related to the disposal transaction.

In 2020, 2021 and 2022 Discontinued operations consist primarily of the Domestic Appliances business. The following table summarizes the results of discontinued operations, net of income taxes, reported in the consolidated statements of income.

Philips Group

Discontinued operations, net of income taxes

in millions of EUR

	2020	2021	2022
Domestic Appliances	206	2,698	3
Other	(10)	13	10
Discontinued operations, net of income taxes	196	2,711	13
Discontinued operations: Domestic Appliances

In 2022, net results from discontinued operations for Domestic Appliances was EUR 3 million.

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

Philips Group

Results of Domestic Appliances

in millions of EUR

	2020	2021	2022
Sales	2,222	1,516	6
Costs and expenses	(1,944)	(1,322)	(2)
Income from operations	279	194	4
Result on the sale of discontinued operations		3,241	1
Income before tax	279	3,435	5
Income tax expense1)	(72)	6	(2)
Income tax related the sale of discontinued operations		(743)
Results from discontinued operations	206	2,698	3
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

Discontinued operations: Other

Certain costs related to other divestments, which were previously reported as discontinued operations, resulted in a net gain of EUR 10 million in 2022, a net gain of EUR 13 million in 2021 and a net loss of EUR 10 million in 2020.

Discontinued operations cash flows

The following table presents the net cash provided by (used for) discontinued operations reported in the Consolidated statements of cash flows.

Net cash provided by (used for) discontinued operations

in millions of EUR

	2020	2021	2022
Net cash provided by (used for) operating activities	129	85	(27)
Net cash provided by (used for) investing activities		3,319	15
Net cash provided by (used for) discontinued operations	129	3,403	(12)

In 2022, net cash used for discontinued operations was EUR (12) million and consisted primarily of cash flows related to the tax claims from the previously divested business.

In 2021, net cash provided for discontinued operations was EUR 3,403 million and consisted primarily of the net cash inflow of EUR 3,319 million from the sale of the Domestic Appliances business on September 1, 2021.

In 2020, net cash provided for discontinued operations was EUR 129 million and consisted primarily of cash flows provided by operating activities of the Domestic Appliances business, partly offset by advance income tax payments amounting to EUR 78 million

Assets classified as held for sale

As of December 31, 2022, assets held for sale consists of property, plant and equipment mainly related to the APAC Center Singapore building. The sale was finalized in January 2023.

As of December 31, 2021, assets held for sale consists of property, plant and equipment mainly related to the APAC Center Singapore building.

4Acquisitions and divestments

Accounting policies
Acquisitions

The company accounts for business combinations using the acquisition method when control is transferred to the group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired and the liabilities assumed. Transaction costs are expensed as incurred. Any contingent consideration is measured at fair value at the acquisition date and is initially presented in Long-term provisions. When the timing and amount of the consideration become more certain, it is reclassified to Accrued liabilities. If the contingent consideration that meets the definition of a financial instrument is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognized in the Consolidated statements of income.

Changes to the initial fair value of the acquired assets and liabilities, based on new information about the circumstances at the acquisition date, can be made up to twelve months after the acquisition date.

Divestments

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

Accounting estimates and judgments

Intangible assets acquired in a business acquisition and the financial liability related to non-controlling interest are measured at fair value at the date of the acquisition.

To determine the fair value of intangible assets at the acquisition date, estimates and assumptions are required. The valuation of the identifiable intangible assets involves estimates of expected sales, earnings and/or future cash flows and require use of key assumptions such as discount rate, royalty rate and growth rates.

Estimates are also applied when determining the fair value of legal cases and tax positions in the acquired entity. The fair value is based on estimates of the likelihood, the expected timing and the amount of the potential cash outflow. Provisions for legal cases and non-income tax positions are recognized at fair value even if it is not probable that an outflow will be required to settle the obligation. After initial recognition and until the liability is settled, cancelled or expired, the liability is measured at the higher of the amount that would be recognized in accordance with IAS 37 'Provisions, contingent liabilities and contingent assets' and the initial liability amount. For income tax positions, the company applies IAS 12 'Income Taxes', which requires recognition of provisions only when the likelihood of cash outflow is considered probable.

2022

Acquisitions

In 2022 Philips completed three acquisitions. The acquisitions involved aggregated net cash outflow of EUR 359 million and contingent consideration of EUR 96 million measured at fair value. Upon acquisition, the company recognized aggregated Goodwill of EUR 307 million, Other intangible assets of EUR 179 million, Deferred tax assets of EUR 20 million and Deferred tax liabilities generated from the intangible assets of EUR 43 million.

Vesper Medical Inc. (Vesper) was the most notable acquisition and is discussed below. The remaining two acquisitions involved aggregated net cash outflow of EUR 139 million and contingent consideration of EUR 61 million measured at fair value. The two acquisitions resulted in aggregated Goodwill of EUR 130 million, Other intangible assets of EUR 95 million and Deferred tax liabilities of EUR 23 million.

The opening balance sheet positions reflect the preliminary determination of the fair value of identifiable assets acquired and liabilities assumed with the acquisitions. The final determination of the fair values will be completed in 2023. As of December 31, 2022, the valuation studies necessary to determine the fair value of the intangible assets and the valuation of goodwill are preliminary.

Since the respective acquisition dates through December 31, 2022, the contribution to sales to third parties and net income of the three acquired entities was not material. The sales and net income of the combined entities would not differ materially from these amounts if the acquisition date had been January 1, 2022. Acquisition-related costs were not material.

Vesper

On January 11, 2022, Philips acquired all shares of Vesper for an amount of EUR 227 million in cash and EUR 34 million contingent consideration at fair value. Vesper, headquartered in Wayne, Pennsylvania, US, is a medical technology company that develops minimally-invasive peripheral vascular devices. The company is developing the Vesper DUO Venous Stent System®, commercialization of which is estimated to start after approval by the US Food and Drug Administration (FDA), expected in 2024. The Vesper DUO Venous Stent System® consists of venous stents intended to treat deep venous obstruction. It provides physicians with a modular portfolio to customize therapy, restore venous flow, and resolve the painful symptoms of deep venous disease for the broad range of patients suffering from chronic venous insufficiency. As of the acquisition date, Vesper forms part of the Image-Guided Therapy business portfolio of the Diagnosis & Treatment segment.

The condensed opening balance sheet of Vesper was as follows:

Philips Group

Opening balance sheet

in millions of EUR

At acquisition date
Vesper Medical Inc,
Assets
Intangible assets excluding goodwill	84
Deferred tax assets	15
Cash	7
Total Assets	106

Liabilities
Accounts payable and other payables	(1)
Deferred tax liabilities	(20)
Total Liabilities	(21)

Total identifiable net assets at fair value	85
Goodwill arising on acquisition	177
Total purchase consideration	262
Of which:
Purchase consideration transferred	227
Contingent consideration	34

Goodwill recognized in the amount of EUR 177 million mainly represents revenue synergies expected from the combination of Philips’ peripheral vascular portfolio and Vesper's venous stenting solution to address the root cause of chronic deep venous disease (DVD). Strong clinical synergies between Vesper’s innovative stenting solution and Philips' existing peripheral vascular offering will help to better support clinicians to decide, guide, treat and confirm during the procedure, thereby enhancing patient care. Vesper Goodwill is not tax-deductible.

The majority of the Intangible assets balance relates to capitalized development costs, the fair value of which is determined using the multi-period excess earnings method, which is a valuation technique that estimates the fair value of an asset based on market participants’ expectations of the cash flows associated with that asset over its remaining useful life. The fair value of capitalized development costs is based on an estimate of positive future cash flows associated with incremental profits related to excess earnings, discounted at a rate of 12.0%. Capitalized development costs are tested for impairment on an annual basis until FDA approval is obtained and the asset is reclassified to an intangible asset that is depreciated over its economical useful life.

The contingent consideration arrangement requires Philips to pay the former owners of Vesper up to a maximum undiscounted amount of EUR 44 million contingent upon FDA approval of the Vesper DUO Venous Stent System. The fair value of the contingent consideration arrangement of EUR 34 million has been estimated by calculating the present value of the future expected cash flows. The estimate is based on a discount rate of 12% and assumed probability adjusted likelihood of FDA approval at a certain point in time.

Divestments

During 2022 Philips completed two divestments that were not material.

2021

Acquisitions

In 2021 Philips completed two acquisitions, BioTelemetry, Inc. and Capsule Technologies, Inc., that involved aggregated net cash outflow of EUR 2,824 million. Including final purchase price adjustment processed in the course of 2022, the company recognized aggregated Goodwill of EUR 2,113 million, Other intangible assets of EUR 840 million and related Deferred tax liabilities of EUR 206 million.

The condensed opening balance sheets of BioTelemetry and Capsule Technologies were as follows:

Opening balance sheet

in millions of EUR

	At acquisition date
	BioTelemetry	Capsule Technologies
Assets
Intangible assets excluding goodwill	623	217
Property, plant and equipment	42	11
Other non-current assets	48	-
Deferred tax assets	77	17
Inventories	11	11
Receivables and other current assets	75	97
Cash	205	19
Total Assets	1,082	371

Liabilities
Accounts payable and other payables	(278)	(98)
Deferred tax liabilities	(160)	(46)
Long-term liabilities	(82)	(11)
Acquired provision for contingent considerations	(16)
Total Liabilities	(536)	(155)

Total identifiable net assets at fair value	547	217
Goodwill arising on acquisition	1,790	322
Purchase consideration transferred	2,337	539
BioTelemetry

On February 9, 2021, Philips successfully completed a tender offer to acquire all issued and outstanding shares of BioTelemetry, Inc. for USD 72 per share. As a result, BioTelemetry shares were delisted from NASDAQ. The total equity purchase price and the settlement of stock option rights, including BioTelemetry’s cash and debt, involved an amount of EUR 2,132 million and EUR 172 million equity awards consideration paid to employees after the acquisition day.

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

Goodwill recognized in the amount of EUR 1,790 million mainly represents revenue synergies expected from the combination of Philips’ cardiac care portfolio and its strategy to transform the delivery of care along the health continuum with integrated solutions, and BioTelemetry complete range of clinically validated ambulatory cardiac diagnostics and monitoring services. BioTelemetry Goodwill is not tax-deductible.

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

Goodwill recognized in the amount of EUR 322 million mainly represents revenue synergies expected from the combination of Philips’ industry-leading portfolio of real-time patient monitoring, therapeutic devices, telehealth, informatics and interoperability solutions and Capsule’s leading Medical Device Information Platform, connected through Philips’ secure vendor-neutral cloud-based HealthSuite digital platform. Capsule Technologies Goodwill is not tax-deductible.

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

In addition, the company completed the divestment of the PERS business on June 30, 2021 and completed the divestment of a small business of segment Other on September 17, 2021. As part of PERS divestment, Philips acquired shares in the buyer Connect America Investment Holdings, LLC with a value of EUR 40 million. The investment is classified as a financial asset measured at Fair Value through Other Comprehensive Income (FVTOCI) and is reported as part of Other non-current financial assets. The divestment resulted in a loss of EUR 75 million, which is included in Other Business Expenses in the Statement of Income.

5Interests in entities

Accounting policies

Associates are all entities over which the company has significant influence, but not control or joint control. Significant influence is presumed with a shareholding of between 20% and 50% of the voting rights.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The carrying amount of an investment in associate includes the carrying amount of goodwill identified on acquisition. An impairment loss on such investment is allocated to the investment as a whole.

The company’s share of the net income of these associates is included in Investments in associates, net of income taxes, in the Consolidated statements of income, after adjustments to align the accounting policies with those of the company. Dilution gains and losses arising from investments in associates are recognized in the Consolidated statements of income as part of Investments in associates, net of income taxes. Impairment losses and gains or losses on sale of investments are recorded in the Consolidated statements of income, more specifically on the line item ’Investments in associates, net of income taxes’.

When the company’s share of losses exceeds its interest in an associate, the carrying amount of that interest is reduced to zero and recognition of further losses is discontinued except to the extent that the company has an obligation or made payments on behalf of the associate.

The nature of the company’s interests in its consolidated entities and associates, and the effects of those interests on the company’s financial position and financial performance are discussed below.

Group companies

Below is a list of material subsidiaries as of December 31, 2022 representing greater than 5% of either the consolidated group Sales, Income from operations or Income from continuing operations (before any intra-group eliminations) of Group legal entities. All of the entities are fully consolidated in the group financial statements.

Philips Group

Interests in group companies

in alphabetical order by country

2022

Legal entity name	Principal country of business
Philips (China) Investment Company, Ltd.	China
Philips Medizin Systeme Böblingen GmbH	Germany1)
Philips Japan, Ltd.	Japan
Philips Consumer Lifestyle B.V.	Netherlands
Philips Oral Healthcare B.V.	Netherlands
Philips Ultrasound LLC	United States
Philips North America LLC	United States
Philips USA Export Corporation	United States
1)Application of Sec. 264 (3) and Sec. 264b HGB (German Commercial Code) for fully consolidated legal entities: Philips GmbH, Hamburg; Philips Medical Systems DMC GmbH, Hamburg; Respironics Deutschland GmbH & Co. KG, München; Philips Medizin Systeme Hofheim-Wallau GmbH, Hamburg; Philips Medizin Systeme Böblingen GmbH, Böblingen; TomTec Imaging Systems GmbH, Unterschleißheim; Forecare GmbH, Ratingen.

Information related to non-controlling interests

As of December 31, 2022, four consolidated subsidiaries are not wholly owned by Philips (December 31, 2021: four). In 2022, Sales to third parties and Net income for these subsidiaries in aggregate are EUR 472 million (December 31, 2021: EUR 522 million) and EUR 28 million (December 31, 2021: EUR 39 million), respectively.

Investments in associates

Philips has investments in a number of associates. During 2022, Philips purchased eight investments in associates for a total amount of EUR 256 million. The most notable investment was a EUR 172 million investment in B-SOFT Co, Ltd, a China-based IT supplier for the medical and health sectors, listed on the stock exchange in Shenzhen. Philips acquired only a 10% interest, but determined that it is able to exercise significant influence amongst others due to its representation on B-SOFT’s Board of Directors. None of these investments are regarded as individually material from the point of view of the consolidated financial statements.

In 2022, Philips recorded an impairment of EUR 66 million in relation to its interest in Candid Care Co. As part of the acquisition of Affera, Inc. by Medtronic plc in August 2022, the company sold its investment in Affera to Medtronic and recorded a gain of EUR 84 million on the sale.

Cumulative translation adjustments related to investments in associates were EUR 22 million as of December 31, 2022 (2021: EUR 32 million).

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

As of December 31, 2022, Philips’ shareholding in Philips Medical Capital, LLC had a carrying value of EUR 29 million (December 31, 2021: EUR 27 million).

The company does not have any material exposures to losses from interests in unconsolidated structured entities other than the invested amounts.

6Income from operations

Accounting policies
Revenue recognition

The company recognizes revenue when it transfers control over a good or service to a customer, in an amount that reflects the consideration (i.e., transaction price) to which the company expects to be entitled to in exchange for the good or service. The consideration expected by the company may include fixed and/or variable amounts which can be impacted by sales returns, trade discounts and volume rebates. The company adjusts the consideration for the time value of money if the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds six months.

Transfer of control varies depending on the individual terms of the contract of sale. For consumer-type products in the segment Personal Health businesses, control is transferred when the product is shipped and delivered to the customer and title and risk have passed to the customer (depending on the delivery conditions) and acceptance of the product has been obtained.

Revenues from transactions relating to distinct goods or services are accounted for separately based on their relative stand-alone selling prices. The stand-alone selling price is the price that would be charged for the goods or service in a separate transaction under similar conditions to similar customers. The transaction price is determined (considering variable considerations) and allocated to performance obligations based on their relative stand-alone selling prices. These transactions mainly occur in the segments Diagnosis & Treatment businesses and Connected Care businesses and include arrangements that require subsequent installation and training activities to make distinct goods operable for the customer. As such, the related installation and training activities are part of equipment sales rather than separate performance obligations. Revenue is recognized when the performance obligation is satisfied, i.e., when the installation has been completed and the equipment is ready to be used by the customer in the way contractually agreed.

Variable consideration is included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur once associated uncertainties are resolved. Such assessment is performed on each reporting date to check whether it is constrained. For products for which a right of return exists during a defined period, revenue recognition is determined based on the historical pattern of actual returns, or in cases where such information is not available, revenue recognition is postponed until the return period has lapsed. Return policies are typically based on customary return arrangements in local markets. A provision is recognized for assurance-type product warranty at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by the company with respect to the products sold. For certain products, the customer has the option to purchase the warranty separately, which is considered a separate performance obligation on top of the assurance-type product warranty. For such warranties which provide distinct service, revenue recognition occurs on a straight-line basis over the extended warranty contract period.

In the case of loss under a sales agreement, the loss is recognized immediately.

Sale of goods

Revenues are recognized at a point in time when control of the goods passes to the buyer, based on the allocation of the transaction price to the performance obligation.

Revenue from services

Revenues are recognized over time as the company transfers control of the services to the customer which is demonstrated by the customer simultaneously receiving and consuming the benefits provided by the company. The amount of revenues is measured by reference to the progress made towards complete satisfaction of the performance obligation, which in general is evenly over time. Service revenue related to repair and maintenance activities for goods sold is recognized ratably over the service period or as services are rendered.

Income from royalties

Royalty income from brand license arrangements and from intellectual property rights, such as technology licenses or patents, is recognized on an accrual basis in accordance with the substance of the relevant agreement.

Shipping and handling

Expenses incurred for shipping and handling are mainly recorded as cost of sales. When shipping and handling are part of a project and billed to the customer, then the related expenses are recorded as cost of sales. Shipping and handling related to sales to third parties are partly recorded as selling expenses. When shipping and handling billed to customers are considered a distinct and separate performance obligation, the fees are recognized as revenue and costs included in cost of sales.

Other business income (expenses)

Other business income (expenses) includes gains and losses on the sale of property, plant and equipment, gains and losses on the sale of businesses as well as other gains and losses not related to the company’s operating activities.

Government grants

Grants from governments are recognized at their fair value when there is a reasonable assurance that the grant will be received and the company will comply with the conditions. Grants related to costs are deferred in the consolidated balance sheet and recognized in the consolidated statement of income as a reduction of the related costs that they are intended to compensate. Grants related to assets are deducted from the cost of the asset and presented net in the consolidated balance sheets.

Accounting estimates and judgments
Sales-related accruals

The company has sales promotions-related agreements with distributors and retailers designed to promote the sale of products. Among the programs are arrangements under which rebates and discounts can be earned by the distributors and retailers by attaining agreed upon sales levels, or for participating in specific marketing programs. Management estimates the sales-related accruals associated with these arrangements based on a combination of historical patterns and future expectations regarding which promotional targets are expected to be met by distributors and retailers. Accrued customer rebates are presented as other current liabilities, unless there is a right to offset against the respective accounts receivable.

A breakdown by nature of the income (loss) from operations is as follows:

Philips Group

Sales and costs by nature

in millions of EUR

	2020	2021	2022
Sales	17,313	17,156	17,827
Costs of materials used	(4,221)	(4,142)	(4,320)
Employee benefit expenses	(6,289)	(6,246)	(6,952)
Depreciation and amortization1)	(1,462)	(1,323)	(1,602)
Impairment of goodwill	(144)	(15)	(1,357)
Shipping and handling	(554)	(645)	(756)
Advertising and promotion	(696)	(752)	(739)
Lease expenses	(34)	(19)	(39)
Other operational costs	(2,741)	(3,524)	(3,609)
Other business income (expenses)	92	63	18
Income from operations	1,264	553	(1,529)
1)Includes impairments; for impairment values please refer to Property, plant and equipment and Intangible assets excluding goodwill

Sales composition and disaggregation

For information related to sales on a segment and geographical basis, refer to Information by segment and main country.

Philips Group

Sales composition

in millions of EUR

	2020	2021	2022
Goods	12,491	11,981	12,139
Services	4,058	4,374	4,878
Royalties	301	383	419
Total sales from contracts with customers	16,851	16,738	17,435
Sales from other sources	462	418	391
Total sales	17,313	17,156	17,827

Total sales from other sources mainly relates to leases, including sublease income from right-of-use assets and related services of EUR 258 million (2021: EUR 293 million 2020: EUR 325 million). Sales represent revenue from external customers.

As of December 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations from a sale of goods and services was EUR 16.57 million. The company expects to recognize approximately 50% of the remaining performance obligations within 1 year. Revenue expected to be recognized beyond 1 year is mostly related to longer term customer service and software contracts.

Sales over time represent services and Other also includes royalties over time (2022: EUR 292 million 2021: EUR 220 million 2020: EUR 211 million).

Philips Group

Disaggregation of Sales per segment

in millions of EUR

	2022
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Diagnosis & Treatment	5,565	3,547	9,112	56	9,168
Connected Care	2,803	1,266	4,068	335	4,403
Personal Health	3,615	11	3,626		3,626
Other	279	348	629	-	629
Philips Group	12,263	5,172	17,435	391	17,827

Philips Group

Disaggregation of Sales per segment

in millions of EUR

	2021
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Diagnosis & Treatment	5,408	3,177	8,583	52	8,635
Connected Care	3,116	1,090	4,207	366	4,573
Personal Health	3,423	6	3,429		3,429
Other	194	323	518	-	519
Philips Group	12,142	4,596	16,738	418	17,156

Philips Group

Disaggregation of Sales per segment

in millions of EUR

	2020
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Diagnosis & Treatment	5,133	2,997	8,129	46	8,175
Connected Care	4,183	943	5,126	417	5,543
Personal Health	3,195	4	3,199		3,199
Other	69	327	396	-	396
Philips Group	12,580	4,271	16,851	462	17,313

Philips Group

Disaggregation of Sales per geographical cluster

in millions of EUR

	2022
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Western Europe	2,387	1,183	3,572	31	3,603
North America	4,889	2,612	7,502	86	7,588
Other mature geographies	972	399	1,369	274	1,643
Total mature geographies	8,248	4,194	12,443	390	12,833
Growth geographies	4,015	978	4,992	1	4,993
Sales	12,263	5,172	17,435	391	17,827

Philips Group

Disaggregation of Sales per geographical cluster

in millions of EUR

	2021
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Western Europe	2,537	1,087	3,624	21	3,645
North America	4,427	2,268	6,695	86	6,781
Other mature geographies	1,000	386	1,386	309	1,694
Total mature geographies	7,964	3,741	11,705	415	12,120
Growth geographies	4,178	856	5,033	3	5,036
Sales	12,142	4,596	16,738	418	17,156

Philips Group

Disaggregation of Sales per geographical cluster

in millions of EUR

	2020
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Western Europe	2,747	936	3,682	19	3,702
North America	4,654	2,135	6,789	95	6,884
Other mature geographies	1,035	373	1,408	342	1,750
Total mature geographies	8,435	3,444	11,879	457	12,336
Growth geographies	4,145	828	4,972	5	4,977
Sales	12,580	4,271	16,851	462	17,313

Costs of materials used

Cost of materials used represents the inventory recognized in cost of sales.

Employee benefit expenses

Philips Group

Employee benefit expenses

in millions of EUR

	2020	2021	2022
Salaries and wages excluding share-based compensation	5,085	5,014	5,594
Share-based compensation	119	115	104
Post-employment benefit costs	418	396	439
Other social security and similar charges:
Required by law	556	529	590
Voluntary	111	192	225
Employee benefit expenses	6,289	6,246	6,952

The employee benefit expenses relate to employees who are working on the payroll of Philips, both with permanent and temporary contracts.

For further information on post-employment benefit costs, refer to Post-employment benefits.

For details on the remuneration of the members of the Board of Management and the Supervisory Board, refer to Information on remuneration.

Employees

The average number (full-time equivalents, or FTEs) of employees by category is summarized as follows:

Philips Group

Employees by category

in FTEs

	2020	2021	2022
Production	35,482	38,618	39,742
Research & development	10,812	10,751	11,690
Other	22,474	22,543	23,019
Employees	68,769	71,912	74,451
Third party workers	4,998	4,533	4,086
Philips Group	73,767	76,445	78,538

Employees consist of those persons working on the payroll of Philips and whose costs are reflected in employee benefit expenses. Other consists of employees in commercial, general and administrative functions. Third party workers consist of personnel hired on a per-period basis, via external companies.

Philips Group

Employees by geographical location

in FTEs

	2020	2021	2022
Netherlands	11,146	11,142	11,180
Other countries	62,621	65,303	67,357
Philips Group	73,767	76,445	78,538

Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets, including impairments, are as follows:

Philips Group

Depreciation and amortization1)

in millions of EUR

	2020	2021	2022
Depreciation of property, plant and equipment	691	630	711
Amortization of software	76	88	117
Amortization of other intangible assets	377	322	363
Amortization of development costs	319	284	411
Depreciation and amortization	1,462	1,323	1,602
1)Includes impairments; for impairment values please refer to Property, plant and equipment and Intangible assets excluding goodwill

Depreciation of property, plant and equipment is mainly included in cost of sales. Amortization of software is mainly included in general and administration expenses. Amortization of other intangible assets is included in selling expenses for brand names and customer relationships and is included in cost of sales for technology based and other intangible assets. Amortization of development costs is included in research and development expenses.

Impairment of goodwill

During 2022, EUR 1,331 million of goodwill impairment charges were recorded in the Sleep & Respiratory Care business, due to revisions to the expected future cash flows. In addition, a EUR 27 million goodwill impairment was recognized in the Precision Diagnosis Solutions business. For further information refer to note Goodwill.

Shipping and handling

Shipping and handling costs are included in cost of sales and selling expenses in the Consolidated statements of income.

Advertising and promotion

Advertising and promotion costs are included in selling expenses in the Consolidated statements of income.

Lease expense

Lease expense relates to short-term and low value leases.

Other operational costs

Other operational costs contain items which are dissimilar in nature and individually insignificant in amount to disclose separately. These costs contain among others expenses for outsourcing services, mainly in Information Technology and Human Resources, third party workers, consultants, warranty, patents, costs for travelling and external legal service. Government grants of EUR 103 million were recognized as cost reduction in 2022 (2021: EUR 104 million 2020: EUR 98 million). The grants mainly relate to research and development activities and business development. The increase in other operational costs 2021 versus 2020 is mainly due to the Respironics field action provision. For more details refer to Provisions .

Audit and audit-related fees

The following table shows the fees attributable to the fiscal years 2020, 2021 and 2022 for services rendered by the external auditors.

Philips Group

Audit and audit-related fees

in millions of EUR

	2020			2021			2022
	EY NL1)	EY Network	Total	EY NL1)	EY Network	Total	EY NL1)	EY Network	Total
Audit fees	9.0	5.6	14.6	10.3	5.4	15.7	8.9	5.5	14.4
consolidated financial statements	9.0	2.9	11.9	10.3	2.7	13.0	8.9	3.0	11.9
statutory financial statements		2.7	2.7		2.7	2.7		2.5	2.5

Audit-related fees2)	2.2	0.5	2.7	0.6	0.3	0.9	0.7	0.2	0.9
divestment	1.5	0.2	1.7
sustainability assurance	0.5		0.5	0.5		0.5	0.6		0.6
other	0.2	0.3	0.5	0.1	0.3	0.4	0.1	0.2	0.3
Tax fees
All other fees
Fees	11.2	6.1	17.3	10.9	5.7	16.6	9.6	5.7	15.3
1)Ernst & Young Accountants LLP2)Also known as Assurance fees

Other business income (expenses)

Other business income (expenses) consists of the following:

Philips Group

Other business income (expenses)

in millions of EUR

	2020	2021	2022
Result on disposal of businesses:
income	-	-	4
expenses	-	(75)	-
Result on disposal of fixed assets:
income	2	24	3
expenses	-	(5)	(1)
Result on other remaining businesses:
income	120	161	121
expenses	(30)	(43)	(109)
Other business income (expenses)	92	63	18
Total other business income	122	186	127
Total other business expenses	(29)	(123)	(109)

The result on disposal of businesses mainly relates to divestment of non-strategic businesses. For more information refer to Acquisitions and divestments.

The result on disposal of fixed assets mainly relates to the sale of real estate assets.

The result on other remaining businesses mainly relates to the revaluation of contingent consideration and various legal matters. For information on contingent consideration, refer to Provisions.

7Financial income and expenses

Accounting policies
Financial income and expenses are recognized on the accrual basis in the consolidated statements of income. Interest income and expense are measured using the effective interest method. Dividend income is recognized in the consolidated statements of income on the date that the company’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Philips Group

Financial income and expenses

in millions of EUR

	2020	2021	2022
Interest income	13	18	25
Interest income from loans and receivables	8	7	7
Interest income from cash and cash equivalents	5	11	18
Dividend income from financial assets	3	2	3
Net gains from disposal of financial assets	2	-	-
Net change in fair value of financial assets through profit or loss	129	95	9
Other financial income	12	33	20
Financial income	158	149	58
Interest expense	(173)	(159)	(235)
Interest expense on debt and borrowings	(130)	(126)	(200)
Finance charges under lease contract	(29)	(25)	(25)
Interest expense on pensions	(13)	(8)	(10)
Provision-related accretion expenses	(10)	(5)	(9)
Net foreign exchange gains (losses)	4	-	9
Other financial expenses	(23)	(24)	(24)
Financial expenses	(202)	(188)	(258)
Financial income and expenses	(44)	(39)	(200)

In 2022, Financial income and expenses increased by EUR 161 million year-on-year, mainly due to higher interest expense and lower fair value gains. The lower fair value gains are mainly from investments in limited-life funds (mainly Gilde Healthcare) and other investments recognized at fair value through profit or loss compared with in 2021. Net interest expense in 2022 was EUR 69 million higher than in 2021, mainly due to the financial charges related to early redemption of EUR and USD bonds and issuance of new EUR bonds issued in 2022. The decrease in other financial income is mainly due to higher interest income on tax in 2021.

In 2021, Financial income and expenses decreased by EUR 5 million year-on-year, mainly due to higher other financial income and lower interest expense, offset by lower fair value gain. Fair value gains of EUR 95 million are from investments in limited-life funds (mainly Gilde Healthcare) and other investments recognized at fair value through profit or loss. Net interest expense in 2021 was EUR 19 million lower than in 2020, mainly due to lower interest expense on borrowings and provisions, and interest expense on pensions. The increase in other financial income is mainly due to higher interest income on tax.

8Income taxes

Accounting policies

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

Accounting estimates and judgments
Deferred tax recoverability

Deferred tax assets are recognized to the extent that it is probable that there will be future taxable profits against which these can be utilized. Significant judgment is involved in determining whether such profits are probable. Management determines this on the basis of expected taxable profits arising from the reversal of recognized deferred tax liabilities, appropriate tax planning opportunities to support business goals and on the basis of forecasts.

Uncertain tax positions

Uncertain tax positions are recognized as liabilities if and to the extent it is probable that additional tax will be due and the amount can be reliably measured. Significant judgment is involved in determining these positions.

The income tax benefit of continuing operations amounts to EUR 113 million (2021: EUR 103 million tax benefit, 2020: EUR 212 million tax expense).

The components of income before taxes and income tax expense are as follows:

Philips Group

Income tax expense

in millions of EUR

	2020	2021	2022
Income before taxes	1,211	509	(1,731)
Investments in associates, net of income taxes	(9)	(4)	(2)
Income before taxes and Investment in associates	1,220	513	(1,729)

Current tax (expense) benefit	(380)	(298)	(97)
Deferred tax (expense) benefit	167	401	210
Income tax (expense) of continuing operations	(212)	103	113

Income tax benefit of continuing operations excludes the tax benefit of the discontinued operations of EUR 18 million (2021: EUR 737 million expense, 2020: EUR 81 million expense), mainly related to the release of provisions.

The components of income tax expense of continuing operations are as follows:

Philips Group

Current income tax expense

in millions of EUR

	2020	2021	2022
Current year tax (expense) benefit	(390)	(291)	(111)
Prior year tax (expense) benefit	10	(7)	14
Current tax (expense) benefit	(380)	(298)	(97)

Philips Group

Deferred income tax expense

In millions of EUR

	2020	2021	2022
Recognition of previously unrecognized tax loss and credit carryforwards	6	138	2
Unrecognized tax loss and credit carryforwards		(10)	(13)
Changes to recognition of temporary differences	19	(1)	(4)
Prior year tax (expense) benefit	(8)	20	(1)
Tax rate changes	12	10	(18)
Origination and reversal of temporary differences, tax losses and tax credits	137	245	244
Deferred tax (expense) benefit	167	401	210

Philips’ operations are subject to income taxes in various foreign jurisdictions. The statutory income tax rate varies per country, which results in a difference between the weighted average statutory income tax rate and the Netherlands’ statutory income tax rate of 25.8% (2021: 25.0% 2020: 25.0%).

A reconciliation of the weighted average statutory income tax rate to the effective income tax rate of continuing operations is as follows:

Philips Group

Effective income tax rate

in %

	2020	2021	2022
Weighted average statutory income tax rate in %	25.2	22.7	23.6
Recognition of previously unrecognized tax loss and credit carryforwards	(0.5)	(26.9)	0.1
Unrecognized tax loss and credit carryforwards	0.0	1.9	(0.7)
Changes to recognition of temporary differences	(1.6)	0.3	(0.2)
Non-taxable income and tax incentives	(12.9)	(40.6)	5.8
Non-deductible expenses	7.0	19.3	(22.9)
Withholding and other taxes	0.6	7.2	(1.4)
Tax rate changes	(1.0)	(1.9)	(1.0)
Prior year tax	(0.2)	(2.4)	0.7
Tax expense (benefit) due to change in uncertain tax treatments	1.2	4.4	2.8
Others, net	(0.2)	(4.0)	(0.2)
Effective income tax rate	17.6	(20.0)	6.5

The effective income tax rate is lower than the weighted average statutory income tax rate in 2022 mainly due to a non-deductible goodwill impairment in the Sleep & Respiratory Care business and other non-deductible expenses such as share based compensation expenses, partly offset by recurring favorable tax incentives related to R&D investments, the innovation box regime in the Netherlands and export activities.

Due to the loss position in 2022, items such as non-deductible expense lead to a decrease of the effective income tax rate and items such as tax incentives lead to an increase in the effective income tax rate.

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

Net deferred tax assets relate to the following underlying assets and liabilities and tax loss carryforwards (including tax credit carryforwards) and their movements during the years 2022 and 2021 respectively are presented in the following tables.

The net deferred tax assets of EUR 2,358 million (2021: EUR 2,134 million) consist of deferred tax assets of EUR 2,449 million (2021: EUR 2,216 million) and deferred tax liabilities of EUR 91 million (2021: EUR 83 million). Of the total deferred tax assets of EUR 2,449 million as of December 31, 2022 (2021: EUR 2,216 million), EUR 1,453 million (2021: EUR 12 million) is recognized in respect of entities in various countries where there have been tax losses in the current or preceding period. The increase is mainly related to the United States where there has been a tax loss in 2022, among others due to the consequences of the Respironics field action. Management's projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilize the tax losses as well the deductible temporary differences. The projections include forward-looking assumptions whereby the most recent available information was used to determine the expected period of recovery of the deferred tax assets. Relevant developments potentially impacting the period and probability of recovery will be monitored closely.

As of December 31, 2022 the temporary differences associated with investments, including potential income tax consequences on dividends, for which no deferred tax liabilities are recognized, aggregate to EUR 355 million (2021: EUR 298 million).

Philips Group

Deferred tax assets and liabilities

in millions of EUR

	Balance as of January 1, 2022	recognized in income statement	other1)	Balance as of December 31, 2022	Assets	Liabilities
Intangible assets	587	63	(20)	630	783	(152)
Property, plant and equipment	29	(33)	2	(2)	49	(52)
Inventories	372	75	17	464	473	(8)
Other assets	68	(16)	(8)	44	98	(55)
Pensions and other employee benefits	180	6	(32)	153	175	(22)
Other liabilities	499	(34)	17	483	560	(77)
Deferred tax assets on tax loss carryforwards	398	149	38	586	586
Set-off deferred tax positions					(275)	275
Net deferred tax assets	2,134	210	14	2,358	2,449	(91)
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

The company has available tax loss and credit carryforwards, which expire as follows:

Philips Group

Expiry years of net operating loss and credit carryforwards

in millions of EUR

	Total Balance as of December 31, 2021	Unrecognized balance as of December 31, 2021	Total Balance as of December 31, 2022	Unrecognized balance as of December 31, 2022
Within 1 year	1,593	1,592	4	3
1 to 2 years	6	-	10	5
2 to 3 years	9	-	9	3
3 to 4 years	7	-	13	4
4 to 5 years	18	-	38	3
Later	751	21	812	93
Unlimited	1,567	934	2,301	920
Total	3,951	2,547	3,187	1,032

As of December 31, 2022, the amount of deductible temporary differences for which no deferred tax asset has been recognized in the balance sheet was EUR 45 million (2021: EUR 33 million). The unrecognized balance as of December 31, 2021 (expiring within 1 year, EUR 1,592 million) which were partly utilized and the remainder expired unutilized.

Tax risks

Philips is exposed to tax risks and uncertainty over tax treatments. For particular tax treatments that are not expected to be accepted by tax authorities, Philips either recognizes a liability or reflects the uncertainty in the recognition and measurement of its current and deferred tax assets and tax attributes. For the measurement of the uncertainty, Philips uses the most likely amount or the expected value of the tax treatment. The expected liabilities resulting from the uncertain tax treatments are included in non-current tax liabilities (2022: EUR 435 million, 2021: EUR 544 million, decrease due to release of liabilities, in combination with higher tax losses or similar tax carryforwards that can be used if uncertain tax treatments were settled for the presumed amount at balance sheet date). The positions include, among others, the following:

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
9Earnings per share

Accounting policies
The company presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the Net income (loss) attributable to shareholders by the weighted average number of common shares outstanding (after deduction of treasury shares) during the period. Diluted EPS is determined by adjusting the Net income (loss) attributable to shareholders and the weighted average number of common shares outstanding (after deduction of treasury shares) during the period, for the effects of all dilutive potential common shares, which comprise performance shares, restricted shares and share options granted under share-based compensation plans as well as forward contracts to repurchase shares.

Philips Group

Earnings per share

in millions of EUR unless otherwise stated1)

	2020	2021	2022
Income from continuing operations	999	612	(1,618)
Income from continuing operations attributable to shareholders	991	608	(1,622)
Income from continuing operations attributable to non-controlling interests	8	4	3
Income from discontinued operations	196	2,711	13
Income from discontinued operations attributable to shareholders	196	2,711	13
Net income	1,195	3,323	(1,605)
Net income attributable to shareholders	1,187	3,319	(1,608)
Net income attributable to non-controlling interests	8	4	3

Weighted average number of common shares outstanding (after deduction of treasury shares) during the period	907,721,150	904,271,675	881,615,862
Plus incremental shares from assumed conversions of:
Share options	757,622	387,125	25,506
Performance shares	5,561,501	2,548,891	1,147,790
Restricted shares	2,584,728	2,376,736	1,986,538
Forward contracts to repurchase shares		70,329	17,611,920
Dilutive potential common shares2)	8,903,851	5,383,080	20,771,753
Diluted weighted average number of shares outstanding (after deduction of treasury shares) during the period	916,625,001	909,654,754	881,615,862
Basic earnings per common share in EUR
Income from continuing operations attributable to shareholders	1.09	0.67	(1.84)
Income from discontinued operations attributable to shareholders	0.22	3.00	0.02
Net income attributable to shareholders	1.31	3.67	(1.82)
Diluted earnings per common share in EUR2)
Income from continuing operations attributable to shareholders	1.08	0.67	(1.84)
Income from discontinued operations attributable to shareholders	0.21	2.98	0.02
Net income attributable to shareholders	1.29	3.65	(1.82)

Dividend distributed per common share in EUR	0.85	0.85	0.85
1)Shareholders in this table refers to shareholders of Koninklijke Philips N.V.2)The dilutive potential common shares are not taken into account in the periods for which there is a loss, as the effect would be antidilutive

10Property, plant and equipment

Accounting policies
Owned assets

The cost of property, plant and equipment comprise all directly attributable costs (including the cost of material and direct labor).

Depreciation is generally calculated using the straight-line method over the useful life of the asset. Land and assets under construction are not depreciated. When assets under construction are ready for their intended use, they are transferred to the relevant asset category and depreciation starts. All other property, plant and equipment items are depreciated over their estimated useful lives to their estimated residual values.

The estimated useful lives of property, plant and equipment are as follows:

Philips Group

Useful lives of property, plant and equipment

Buildings	from 5 to 50 years
Machinery and installations	from 3 to 20 years
Other equipment	from 1 to 10 years

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the assets concerned may not be recoverable. An impairment loss is recognized for the amount by which the asset's book value exceeds their recoverable amount. Impairments are reversed if and to the extent that the impairment no longer exists. The recoverable amount is defined as the higher of the asset’s fair value less costs of disposal and its value in use.

Gains and losses on the sale of property, plant and equipment are included in other business income. Costs related to repair and maintenance activities are expensed in the period in which they are incurred unless they extend the asset's original lifetime or capacity.

Right-of-use assets

The company leases various items of real estate, vehicles and other equipment. The company determines whether an arrangement constitutes or contains a lease based on the substance of the arrangement at the lease inception. The arrangement constitutes or contains a lease if fulfillment is dependent on the use of a specific asset and the arrangement conveys a right to use the asset, even if that asset is not explicitly specified in the arrangement.

Company as a lessee

The company recognizes right-of-use assets and lease liabilities for leases with a term of more than twelve months if the underlying asset is not of low value. Payments for short-term and low-value leases are expensed over the lease term. Extension options are included in the lease term if their exercise is reasonably certain. Right-of-use assets are measured at cost less accumulated depreciation and impairment losses, adjusted for any remeasurements. Right-of-use assets are depreciated using the straight-line method over the shorter of the lease term and the useful life of the underlying assets.

Company as a lessor

When the company acts as a lessor, it determines at lease inception whether a lease is a finance lease or an operating lease. Leases in which the company does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. The company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term in the Consolidated statement of income.

Accounting estimates and judgments
Impairment of owned and right-of-use assets

Judgments are required, not only to determine whether there is an indication that an asset may be impaired, but also whether indications exist that impairment losses previously recognized may no longer exist or may have decreased (impairment reversal). After indications of impairment have been identified, estimates and assumptions are used in the determination of the recoverable amount of a fixed asset. These involve estimates of expected future cash flows (based on future growth rates and remaining useful life) and residual value assumptions, as well as discount rates to calculate the present value of the future cash flows.

Owned assets

Estimates are required to determine the (remaining) useful lives of fixed assets. Useful lives are determined based on an asset's age, the frequency of its use, repair and maintenance policy, technology changes in production and expected restructuring. The company estimates the expected residual value per asset item. The residual value is the higher of the asset's expected sales price (based on recent market transactions of similar sold items) and its material scrap value.

Right-of-use assets

Significant judgment is required to determine the lease term. The assessment of whether the company is reasonably certain to exercise extension options impacts the lease term, which could affect the amount of lease liabilities and right-of-use assets recognized.

Property, plant and equipment are fixed assets that are owned or right-of-use assets under a lease agreement.
Owned and right-of-use assets are held for use in Philips' operating activities.

Philips Group

Property, plant and equipment

in millions of EUR

	2021	2022
Owned assets	1,641	1,718
Right-of-use assets	1,058	919
Total	2,699	2,638

Philips Group

Property, plant and equipment - owned assets

in millions of EUR

	Land and buildings	Machinery and installations	Other equipment	Assets under construction	Total
Balance as of January 1, 2022
Cost	1,097	1,585	1,382	208	4,273
Accumulated depreciation	(591)	(1,074)	(967)		(2,632)
Book value	506	511	415	208	1,641
Additions	1	102	77	314	494
Assets available for use	34	69	111	(220)	(6)
Depreciation	(56)	(215)	(176)	-	(447)
Impairments	(3)	(20)	(18)	(1)	(42)
Transfer (to) from AHFS	(3)		-		(3)
Reclassifications	18	14	(5)	2	29
Translation differences and other	16	26	2	5	50
Total change	8	(23)	(8)	100	78
Balance as of December 31, 2022
Cost	1,135	1,779	1,454	309	4,676
Accumulated depreciation	(621)	(1,291)	(1,046)		(2,958)
Book value	514	488	408	309	1,718

Philips Group

Property, plant and equipment - right-of-use assets

in millions of EUR

	Land and buildings	Machinery and installations	Other equipment	Total
Balance as of January 1, 2022
Cost	1,332	176	216	1,724
Accumulated depreciation	(418)	(139)	(109)	(666)
Book value	914	37	107	1,058
Additions	52	-	54	106
Assets available for use	5		1	6
Depreciation	(155)	(2)	(58)	(214)
Impairments	(8)	-	-	(9)
Transfer (to) from AHFS	3			3
Reclassifications	(19)	(13)	-	(32)
Translation differences and other	31	(23)	(6)	1
Total change	(92)	(37)	(9)	(139)
Balance as of December 31, 2022
Cost	1,365	-	206	1,571
Accumulated depreciation	(543)		(108)	(651)
Book value	822	-	98	919

Philips Group

Property, plant and equipment - owned assets

in millions of EUR

	Land and buildings	Machinery and installations	Other equipment	Assets under construction	Total
Balance as of January 1, 2021
Cost	1,076	1,506	1,572	261	4,415
Accumulated depreciation	(539)	(1,028)	(1,185)		(2,752)
Book value	537	478	387	261	1,663
Additions	9	62	77	261	409
Assets available for use	72	110	117	(305)	(5)
Acquisitions	-	9	43		53
Depreciation	(53)	(144)	(158)		(355)
Impairments	(1)	(6)	(11)	-	(18)
Transfer (to) from AHFS	(87)	(16)	(46)	(20)	(170)
Reclassifications	6	2	(10)	1	-
Translation differences and other	23	14	16	10	65
Total change	(31)	33	29	(53)	(22)
Balance as of December 31, 2021
Cost	1,097	1,585	1,382	208	4,273
Accumulated depreciation	(591)	(1,074)	(967)		(2,632)
Book value	506	511	415	208	1,641

Philips Group

Property, plant and equipment - right-of-use assets

in millions of EUR

	Land and buildings	Machinery and installations	Other equipment	Assets under construction	Total
Balance as of January 1, 2021
Cost	1,147	199	213	1	1,560
Accumulated depreciation	(310)	(144)	(86)		(540)
Book value	837	55	126	1	1,020
Additions	150	21	44		215
Assets available for use	2		3		5
Acquisitions	43				43
Depreciation	(157)	(32)	(63)		(252)
Impairments	1	(5)	-		(4)
Transfer (to) from AHFS	(7)		(1)		(8)
Reclassifications			2	(1)	1
Translation differences and other	44	(2)	(4)		39
Total change	77	(18)	(20)	(1)	38
Balance as of December 31, 2021
Cost	1,332	176	216		1,724
Accumulated depreciation	(418)	(139)	(109)		(666)
Book value	914	37	107		1,058
Lease related notes

Below are the references with respect to year-end disclosures as lessee:

  Short-term and low-value leases, are disclosed in Income from operations;
  Disclosures regarding interest expenses on lease liabilities, are disclosed in Financial income and expenses;
  For disclosure on leasing related cash outflow and the split between interest and principal payments, refer to Cash flow statement supplementary information;
  For disclosure on sale and leaseback transactions, refer to Details of treasury and other financial risks;
  For disclosure on lease liabilities and maturity analysis, refer to Debt;

  Other qualitative and quantitative disclosures regarding the nature of lessee’s leasing activities and future lease obligations, refer to Debt.

Below are the references with respect to year-end disclosures as lessor:

  For disclosures on lease income and sublease income, refer to Details of treasury and other financial risks;
  Other qualitative disclosures regarding the nature of lessors leasing activities and risk management, refer to Details of treasury and other financial risks.

11Goodwill

Accounting policies

The measurement of goodwill at initial recognition is described in the Acquisitions and divestments note. Goodwill is subsequently measured at cost less accumulated impairment losses.

Goodwill is not amortized but tested for impairment annually and whenever impairment indicators require. Internal or external sources of information are considered to assess if there are indicators that an asset or a CGU may be impaired. In most cases the company identifies its cash-generating units for goodwill at one level below that of an operating segment. Cash flows at this level are substantially independent from other cash flows and this is the lowest level at which goodwill is monitored by the Executive Committee. An impairment loss is recognized in the Consolidated statements of income whenever and to the extent that the carrying amount of a cash-generating unit exceeds the unit’s recoverable amount, whichever is the greater, its value in use or its fair value less cost of disposal. Value in use is measured as the present value of future cash flows expected to be generated by the asset. Fair value less cost of disposal is measured as the amount obtained from the sale of an asset in an arm’s length transaction, less costs of disposal.
Accounting estimates and judgments
The cash flow projections used in the value in use calculations for goodwill impairment testing contain various judgments and estimations as described in the key assumptions sections below.

The changes in 2021 and 2022 were as follows:

Philips Group

Goodwill

in millions of EUR

	2021	2022
Balance as of January 1
Cost	9,094	11,793
Impairments	(1,080)	(1,156)
Book value	8,014	10,637

Acquisitions	2,095	317
Impairments	(15)	(1,357)
Divestments and transfers to assets classified as held for sale	(189)
Translation differences and other	732	641
Total change	2,622	(399)
Balance as of December 31
Cost	11,793	12,747
Impairments	(1,156)	(2,509)
Book value	10,637	10,238

In 2022, goodwill decreased by EUR 399 million, primarily as a result of goodwill impairments of EUR 1,357 million partially offset by translation differences of EUR 641 million and acquisitions of EUR 317 million (which includes changes in the provisional opening balance sheet position for certain 2021 acquisitions, refer to Acquisitions and divestments).

In 2021, goodwill increased by EUR 2,622 million, primarily as a result of provisional goodwill recognized on new acquisitions of BioTelemetry (EUR 1,776 million) and Capsule Technologies of (EUR 325 million), and translation differences of EUR 732 million. This was partially offset by EUR 15 million of impairment losses primarily related to the PERS CGU and EUR 189 million divested in the period, mostly relating to the Domestic Appliances business. For details on the impact of new acquisitions and the divestment of the Domestic Appliances business, refer to Acquisitions and divestments.

Goodwill reallocations in 2022 and 2021

In 2022 and 2021 there were changes to the CGU structure following internal reorganizations. These resulted in a goodwill reallocation across certain CGUs, none of which had a significant impact on headroom or led to goodwill impairments. These reallocations were performed using a relative value approach. In addition there were also certain CGU movements and/or combinations within businesses that did not result in a reallocation of goodwill, but resulted in changes to the business structure. This did not have a significant impact on headroom or lead to goodwill impairments.

Impairments

During 2022 goodwill impairment charges of EUR 1,357 million were recognized. This relates to the third quarter impairment charge of EUR 1,331 million in the Sleep & Respiratory Care (S&RC) CGU of the Connected Care segment. In addition, as a result of the annual impairment testing a goodwill impairment charge of EUR 27 million was recognized in relation to the Precision Diagnosis Solutions (PDS) CGU which is part of the Diagnosis & Treatment segment. The value in use methodology was used to estimate the recoverable amount for the PDS CGU.

During 2021 an impairment charge of EUR 15 million was recognized. The majority of this related to the PERS CGU which was classified as an asset held for sale as of Q4 2020. The PERS CGU was divested as of June 30, 2021. Prior to the divestment a goodwill impairment of EUR 13 million was recorded to reflect a decrease in the recoverable amount of the CGU, this reduced the goodwill balance of the CGU to zero. The fair value less cost of disposal methodology was used to estimate the recoverable amount for the PERS CGU, this was based on Level 3 inputs. Key assumptions and inputs used in the calculation included the signed purchase agreement for the PERS divestment. The impairment of EUR 13 million was recorded in the Connected Care segment.

Interim goodwill impairment testing

As explained in the accounting policy above, goodwill is tested for impairment annually and whenever impairment indicators require. In the third quarter of 2022, an impairment indicator was noted in relation to the S&RC CGU as a consequence of revisions to the expected future cashflows of the CGU. The drivers of the revised forecast (which form the basis for the future cashflow assumptions) were current assumptions regarding the estimated impact of a consent decree that is currently under discussion with the US Department of Justice (DoJ), acting on behalf of the FDA, along with updates to expected business performance and changes to the pre-tax discount rate. An impairment test was performed in order to determine if the carrying amount of the cash-generating unit exceeded the unit’s recoverable amount, which was determined on a value in use basis. As a result of this test a goodwill impairment charge of EUR 1,331 million was recognized. Following the impairment charge, the estimated recoverable amount, based on the CGU’s value in use, for the S&RC CGU was EUR 1,001 million and equal to its carrying value.

The assumptions used to determine the recoverable amount of the CGU at the interim testing date are presented below:

Philips Group

Key assumptions

- Interim impairment testing

	compound sales growth rate1)
	initial forecast period	extrapolation period2)	used to calculate terminal value3)	pre-tax discount rates
Sleep & Respiratory Care	1.5%	4.3%	2.5%	9.5%
1)Compound sales growth rate is the annualized steady nominal growth rate over the forecast period 2)Also referred to later in the text as compound long-term sales growth rate3)The historical long-term growth rate is only applied to the first year after the extrapolation period, after which no further growth is assumed for the terminal value calculation

In addition to the above assumptions, assumptions were made regarding the estimated impact of a consent decree on the business. These assumptions included the expected financial impact of the scope and duration of a consent decree, as well as expected additional costs. These assumptions were determined by management based on discussions held in relation to the consent decree and other available sources of information.

Annual goodwill impairment testing

For impairment testing, goodwill is allocated to cash generating units (typically one level below segment level, i.e. at the business level), which represent the lowest level at which the goodwill is monitored internally for management purposes.

Goodwill allocated to the cash generating units Ambulatory Monitoring & Diagnostics, Hospital Patient Monitoring and Image-Guided Therapy  is considered to be significant in comparison to the total book value of goodwill for the Group as of December 31, 2022. The amounts associated as of December 31, 2022 are presented in the following table:

Philips Group

Goodwill allocated to the cash-generating units

in millions of EUR

	2021	2022
Ambulatory Monitoring & Diagnostics	1,897	2,215
Hospital Patient Monitoring	1,663	1,806
Image-Guided Therapy	2,802	3,154
Sleep & Respiratory Care	2,031	731
Other (units carrying a non-significant goodwill balance)	2,245	2,332
Book value	10,637	10,238

Unless otherwise noted, the basis of the recoverable amount used in the annual impairment tests for the units disclosed further in this note is the value in use. The fair value less cost of disposal methodology was used as a basis for the recoverable amount in the annual impairment test when greater than the value-in-use test. Refer to the ‘key assumptions- general’ section for further detail on the methodology.

Key assumptions - general

Key assumptions used in the value-in-use impairment tests for the units were sales growth rates, EBITA*) in the terminal value and the rates used for discounting the projected cash flows. These cash flow projections were determined using Royal Philips managements’ internal forecasts that cover an initial forecast period from 2023 to 2025. Projections were extrapolated with stable or declining growth rates for an extrapolation period of 4 years (2026-2029), after which a terminal value was calculated per 2030. For the terminal value calculation, growth rates were capped at a historical long-term average growth rate. In the case of the Ambulatory Monitoring & Diagnostics CGU management's internal forecasts were used in the value in use test for a period of 5 years (2023-2027).

The sales growth rates and EBITA*) used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages. EBITA*) in all units mentioned in this note is expected to increase over the projection period as a result of volume growth and cost efficiencies.

In 2022 there continued to be uncertainty and volatility related to global, industry-wide macroeconomic challenges including global supply chain constraints, COVID lockdown measures in China, inflationary pressures and the Russia-Ukraine war. Where relevant, and to the extent possible, the estimated impact of these factors and the resulting uncertainties have been reflected in the forecasts used for the value-in-use calculations. As was the case in 2021, the company uses scenarios in the business forecasting process and the most reasonable and supportable assumptions which represent management’s best estimate are used as the basis for the value-in-use tests.

The rates used for discounting the projected cash flows in goodwill impairment testing is based on a business weighted cost of capital (WACC), which in turn is based on business-specific inputs along with other inputs as mentioned below. The WACC is based on post-tax cost of equity and cost of debt, and is further calculated based on market data and inputs to accurately capture changes to the time value of money, such as the risk-free interest rate, the beta factor and country risk premium. In order to properly reflect the different risk-profiles of different businesses, a WACC is determined for each business. As such, the beta factor is determined based on a selection of peer companies, which can differ per business. Different businesses have different geographical footprints, resulting in business-specific inputs for variables like country risk. Philips performs the value in use calculation using post-tax cashflows and discount rate, the implicit pre-tax rate discount rate is derived from an iterative calculation for disclosure purposes.

In 2022 the pre-tax discount rates increased for all CGUs primarily due to the impact on the WACC of higher interest rates. As explained above, for S&RC this increased pre-tax discount rate contributed to the impairment charge recognized in the third quarter of 2022.

Key assumptions and sensitivity analysis relating to cash-generating units to which a significant amount of goodwill is allocated

In 2022 cash flow projections of Ambulatory Monitoring & Diagnostics, Hospital Patient Monitoring, Image-Guided Therapy and Sleep & Respiratory Care are based on the key assumptions included in the following table, which were used in the annual impairment test performed in the fourth quarter.

Philips Group

Key assumptions

2022

	compound sales growth rate1)
	initial forecast period	extrapolation period2)	used to calculate terminal value3)	pre-tax discount rates
Ambulatory Monitoring & Diagnostics	15.4%	9.5%	2.5%	8.5%
Hospital Patient Monitoring	4.8%	3.4%	2.5%	8.5%
Image-Guided Therapy	8.7%	5.0%	2.5%	10.6%
Sleep & Respiratory Care	10.0%	5.0%	2.5%	9.9%
1)Compound sales growth rate is the annualized steady nominal growth rate over the forecast period 2)Also referred to later in the text as compound long-term sales growth rate3)The historical long-term growth rate is only applied to the first year after the extrapolation period, after which no further growth is assumed for the terminal value calculation

The assumptions used for the 2021 cash flow projections were as follows:

Philips Group

Key assumptions

2021

	compound sales growth rate1)
	initial forecast period	extrapolation period2)	used to calculate terminal value3)	pre-tax discount rates
Ambulatory Monitoring & Diagnostics	24.5%	11.9%	2.5%	7.3%
Hospital Patient Monitoring	5.4%	3.4%	2.5%	7.8%
Image-Guided Therapy	10.2%	5.4%	2.5%	8.9%
Sleep & Respiratory Care	9.2%	5.0%	2.5%	9.2%
1)Compound sales growth rate is the annualized steady nominal growth rate over the forecast period 2)Also referred to later in the text as compound long-term sales growth rate3)The historical long-term growth rate is only applied to the first year after the extrapolation period, after which no further growth is assumed for the terminal value calculation

Impairment tests are performed based on forward looking assumptions, using the most recent available information. By their nature, these assumptions involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from the plans, goals and expectations set forth in these assumptions.

In performing the value-in-use test for the S&RC CGU it was necessary for management to make assumptions regarding the estimated impact of a consent decree on the business. These assumptions included the expected financial impact of the scope and duration of a consent decree, as well as expected additional costs. These assumptions were determined by management based on discussions held in relation to the consent decree and other available sources of information. There have been no significant changes to these assumptions since the interim goodwill testing in the third quarter of 2022 (see Interim Goodwill impairment testing section above).

For the Sleep & Respiratory Care CGU, based on the annual goodwill impairment testing performed by management during the fourth quarter of 2022 in accordance with the methodology discussed above, no additional impairment charge was warranted. However, following the interim impairment charge, the annual impairment test indicates that the value in use of the CGU remains sensitive to the assumptions set out above. This means that there is a higher risk that deviations in the mentioned key assumptions could cause the recoverable amount to fall below the level of its carrying value. There continues to be significant uncertainty associated with the initiated voluntary recall notification in the United States and field safety notice outside the United States for certain sleep and respiratory care products, the associated legal matters and the outcome of a consent decree. The legal matters are described in further detail in Contingencies.

Based on the annual impairment test of Sleep & Respiratory Care, it was noted that an increase of 40 basis points in the pre-tax discount rate, a 160 basis points decline in the compound long-term sales growth rate or a 7% decrease in terminal value would, individually, cause its recoverable amount to fall to the level of its carrying value. Additionally, any significant adverse changes to the assumptions related to the expected financial impact of a consent decree could cause the recoverable amount of the CGU to fall below its carrying value, resulting in impairment.

The results of the annual impairment tests of the Ambulatory Monitoring & Diagnostics CGU indicate that the value in use of the CGUs is sensitive to the assumptions set out above. This means that there is a higher risk that deviations in the mentioned key assumptions could cause the recoverable amount to fall below the level of its carrying value. Based on the annual impairment test of Ambulatory Monitoring & Diagnostics, it was noted that an increase of 40 basis points in the pre-tax discount rate, a 210 basis points decline in the compound long-term sales growth rate or a 8% decrease in terminal value would, individually, cause its recoverable amount to fall to the level of its carrying value.

The results of the annual impairment test of Hospital Patient Monitoring and Image-Guided Therapy indicate that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.

Additional information relating to cash-generating units to which a non-significant amount relative to the total goodwill is allocated

The results of the annual impairment tests of the Emergency Care CGU indicate that the value in use of the CGU is sensitive to the assumptions set out above. This means that there is a higher risk that deviations in the mentioned key assumptions could cause the recoverable amount to fall below the level of its carrying value. Based on the annual impairment test of Emergency Care, it was noted that an increase of 190 basis points in the pre-tax discount rate, a 900 basis points decline in the compound long-term sales growth rate or a 26% decrease in terminal value would, individually, cause its recoverable amount to fall to the level of its carrying value.

With the exception of those described above, for the cash generating units to which a non-significant amount relative to the total goodwill is allocated, any reasonable change in assumptions would not cause the value in use to fall to the level of the carrying value.

*)The definition of this non-IFRS measure and a reconciliation to the IFRS measure is included in Information by segment and main country

12Intangible assets excluding goodwill

Accounting policies

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

The weighted average expected remaining life of brand names, customer relationships, technology and other intangible assets is 9.4 years as of December 31, 2022 (2021: 9.6 years).

Impairment of intangible assets not yet ready for use

Intangible assets not yet ready for use are not amortized but are tested for impairment annually and whenever impairment indicators require. In the case of intangible assets not yet ready for use, either internal or external sources of information are considered to assess if there are indicators that an asset or a CGU may be impaired.

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

Impairment losses recognized in prior periods for Intangible assets other than goodwill are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if and to the extent that there has been a change in the estimates used to determine the recoverable amount. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Reversals of impairment are recognized in the Consolidated statements of income.

Accounting estimates and judgments
The cash flow projections used in the value in use calculations for intangible assets excluding goodwill contain various judgments and estimations. For intangible assets excluding goodwill, estimates are required to determine the (remaining) useful lives.

Philips Group

Intangible assets excluding goodwill

in millions of EUR

	brand names	customer relationships	technology	product development	product development construction in progress	software	other	total
Balance as of January 1, 2022
Cost	644	2,590	2,605	2,701	505	754	146	9,944
Amortization / impairments	(481)	(1,447)	(1,605)	(2,102)	(91)	(467)	(101)	(6,294)
Book value	162	1,143	1,000	599	414	287	44	3,650

Additions	(3)	-	51	-	257	109	1	416
Assets available for use				118	(118)
Acquisitions	1	3	177	-		-		180
Amortization	(24)	(141)	(140)	(206)	(1)	(100)	(3)	(614)
Impairments	-	(6)	(46)	(123)	(81)	(17)	(2)	(276)
Translation differences and other	4	71	59	5	31	1	(2)	0
Total change	(22)	(74)	102	(206)	88	(7)	(6)	(125)

Balance as of December 31, 2022
Cost	647	2,735	2,947	2,605	648	869	152	10,602
Amortization / impairments	(507)	(1,665)	(1,845)	(2,212)	(146)	(589)	(113)	(7,077)
Book Value	140	1,070	1,102	393	502	280	39	3,526

Philips Group

Intangible assets excluding goodwill

in millions of EUR

	brand names	customer relationships	technology	product development	product development construction in progress	software	other	total
Balance as of January 1, 2021
Cost	556	2,036	2,434	2,519	480	723	135	8,883
Amortization / impairments	(437)	(1,385)	(1,565)	(1,897)	(83)	(427)	(91)	(5,886)
Book value	120	651	869	622	398	295	44	2,997

Additions			9	1	261	117	2	392
Assets available for use				247	(247)	-	-	-
Acquisitions	62	544	235			-	-	841
Amortization	(21)	(126)	(114)	(219)	-	(85)	(3)	(568)
Impairments		(3)	(57)	(51)	(15)	-	-	(126)
Transfers to assets classified as held for sale	(10)	(3)	(11)	(17)	(6)	(34)		(82)
Translation differences and other	12	80	69	17	23	(7)	1	195
Total change	42	492	131	(22)	17	(8)	1	653

Balance as of December 31, 2021
Cost	644	2,590	2,605	2,701	505	754	146	9,944
Amortization / impairments	(481)	(1,447)	(1,605)	(2,102)	(91)	(467)	(101)	(6,294)
Book Value	162	1,143	1,000	599	414	287	44	3,650

Acquisitions in 2022 involved Intangible assets of EUR 180 million in aggregate (2021: EUR 841 million). For more information, refer to Acquisitions and divestments.

Impairments in 2022 were EUR 276 million (2021: EUR 126 million) and mainly relate to technology (EUR 46 million) and product development (EUR 204 million), including product development construction in progress. In the third quarter of 2022 an initiative was undertaken to enhance productivity in R&D, specifically to shift the focus to fewer, high-impact projects in the innovation pipeline. As a result of this initiative EUR 132 million of product development (including product development construction in progress) asset impairments were recognized.

The most notable impairments in 2022, recognized as part of the above productivity initiative, were in the Diagnosis & Treatment segment, for product development assets in Precision Diagnosis (PD) of EUR 36 million and Image Guided Therapy-Systems (IGT Systems) of EUR 41 million (EUR 16 million of which was product development construction in progress). The basis of the recoverable amount used in these tests was the value-in-use. After the impairment charge the recoverable amount of the related intangible assets is EUR 0 million.

In 2022 there continued to be uncertainty and volatility related to by global, industry-wide macroeconomic challenges including global supply chain constraints, COVID lockdown measures in China, inflationary pressures and the Russia-Ukraine war. Where relevant, and to the extent possible, the estimated impact of these factors and the resulting uncertainties have been reflected in the forecasts used for the VIU calculations. As was the case in 2021, the company uses scenarios in the business forecasting process and the most reasonable and supportable assumptions which represent management’s best estimate are used as the basis for the value-in-use tests

The amortization of intangible assets is specified in Income from operations.

The most notable intangible assets as of December 31, 2022 relate to the BioTelemetry customer relationships and technology with a carrying value of EUR 385 million and EUR 150 million and a remaining amortization period of 14 years and 10 years, respectively and Spectranetics customer relationships and technology with a carrying value of EUR 291 million and EUR 203 million and a remaining amortization period of 15 years and 10 years, respectively. The most notable intangible assets as of December 31, 2021 relate to the BioTelemetry customer relationships and technology with value of EUR 391 million and EUR 162 million and a remaining amortization period of 15 years and 11 years, respectively and Spectranetics customer relationships and technology with a carrying value of EUR 292 million and EUR 210 million and a remaining amortization period of 16 years and 11 years, respectively.

13Other financial assets

Accounting policies
Classification and measurement of financial assets

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the company’s business model for managing them.

The company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

For the purposes of subsequent measurement, financial assets are classified into four categories:

  Financial assets at amortized cost (debt instruments).
  Financial assets at fair value through other comprehensive income (OCI) with recycling of cumulative gains and losses (debt instruments).
  Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments).
  Financial assets at fair value through profit or loss (debt instruments and equity instruments).
Impairment of financial assets

The company recognizes a loss allowance for expected credit losses for trade receivables, contract assets, lease receivables, debt investments carried at amortized cost and fair value through other comprehensive income (FVTOCI).

At each balance sheet date, the company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired and recognizes a loss allowance for expected credit losses for financial assets measured at either amortized costs or at fair value through other comprehensive income. If, at the reporting date, the credit risk on a financial instrument has not increased significantly since initial recognition, the company measures the loss allowance for the financial instrument at an amount equal to 12 months of expected credit losses. If, at the reporting date, the credit risk on a financial instrument has increased significantly since initial recognition, the company measures the loss allowance for the financial instrument at an amount equal to the lifetime-expected credit losses. For all trade receivables, contract assets and lease receivables the company measures the loss allowance at an amount equal to lifetime-expected credit losses.

Accounting estimates and judgments

The determination of fair value is subject to estimates for investments that are not publicly traded. Refer to Fair value of financial assets and liabilities

Financial assets classified at amortized cost and at fair value through OCI are subject to impairment assessment. The calculation of expected credit losses requires the company to apply significant judgment and make estimates and assumptions that involve significant uncertainty at the time they are made. Changes to these estimates and assumptions can result in significant changes to the timing and amount of expected credit losses to be recognized.

Other current financial assets

In 2022, Other current financial assets increased from EUR 2 million to EUR 11 million (2021: increased from EUR nil million to EUR 2 million).

Other non-current financial assets

The company’s investments in Other non-current financial assets mainly consist of investments in common shares of companies in various industries and investments in limited life funds. The changes during 2022 and 2021 were as follows:

Philips Group

Other non-current financial assets

in millions of EUR

	Non-current financial assets at FVTP&L	Non-current financial assets at FVTOCI	Non-current financial assets at Amortized cost	Total
Balance as of January 1, 2022	283	300	47	630
Changes:
Acquisitions/additions	114	18	18	150
Sales/redemptions/reductions	(75)	(3)	(8)	(86)
Impairments	(3)		(1)	(5)
Value adjustment through OCI	-	(35)		(35)
Value adjustment through P&L	5		-	5
Translation differences and other	(2)	5	(1)	2
Reclassifications	1	(2)	(1)	(2)
Balance as of December 31, 2022	322	284	54	660

Philips Group

Other non-current financial assets

in millions of EUR

	Non-current financial assets at FVTP&L	Non-current financial assets at FVTOCI	Non-current financial assets at Amortized cost	Total
Balance as of January 1, 2021	248	146	37	430
Changes:
Acquisitions/additions	54	59	10	123
Sales/redemptions/reductions	(122)	-	(3)	(126)
Value adjustment through OCI		(43)	-	(43)
Value adjustment through P&L	95		-	95
Translation differences and other	8	19	2	29
Reclassifications	(1)	120	2	122
Balance as of December 31, 2021	283	300	47	630

As of December 31, 2022, equity investments of EUR 259 million (2021: EUR 273 million) are accounted under the FVTOCI category based on the company's election at initial recognition mainly because such investments are neither held for trading purposes nor primarily for their increase in value and the elected presentation is considered to reflect the nature and purpose of the investment.

14Other assets

Accounting policies

The company recognizes contract assets for revenue earned from installation services because the receipt of consideration is conditional on successful completion of the installation. Upon completion of the installation and acceptance by the customer, the amount recognized as contract assets is reclassified to trade receivables.

Other assets are measured at amortized cost minus any impairment losses.

Other non-current assets

Other non-current assets as of December 31, 2022 were EUR 98 million (2021: EUR 129 million). These are mainly related to prepaid expenses.

Other current assets

Other current assets as of December 31, 2022 of EUR 490 million (2021: EUR 493 million) included contract assets of EUR 292 million (2021: EUR 290 million), accrued income of EUR 24 million (2021: EUR 31 million) and prepaid expenses of EUR 174 million (2021: EUR 172 million) mainly related to Diagnosis & Treatment businesses and Connected Care businesses.

15Inventories

Accounting policies
Inventories are stated at the lower of cost or net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, considering the stage of completion and the normal capacity of production facilities. Costs of idle facility and abnormal waste are expensed. The cost of inventories is determined using the first-in, first-out (FIFO) method.
Accounting estimates and judgments
Inventory is reduced for the estimated losses due to obsolescence. This reduction is determined for groups of products based on sales in the recent past and/or expected future demand.

Inventories are summarized as follows:

Philips Group

Inventories

in millions of EUR

	2021	2022
Raw materials and supplies	1,143	1,541
Work in process	646	648
Finished goods	1,660	1,860
Inventories	3,450	4,049

The write-down of inventories to net realizable value was EUR 215 million in 2022 (2021: EUR 177 million). The write-down is included in cost of sales.

In 2022, the limited availability and delays in the supply of certain components and products internationally, resulted in an increase in inventories compared to December 31, 2021, as work in process inventories could not be translated to finished goods available for sale due to the scarcity of certain components. While there was an increase in inventories, this has not resulted in a significant write-down of inventories, as the expectation is that such components will become available in the near future.

16Receivables

Accounting policies

Receivables are held by the company to collect the related cash flows. These receivables are measured at fair value and subsequently measured at amortized cost minus any impairment losses.

Receivables are derecognized when the company has transferred substantially all risks and rewards, which includes transactions in which the company enters into factoring transactions, or if the company does not retain control over the receivables.

Accounting estimates

Receivables are subject to impairment assessment, which involves estimating expected credit losses. Refer to Other financial assets for accounting policies on impairment of financial assets.

Non-current receivables

Non-current receivables are associated mainly with customer financing in the Diagnosis & Treatment businesses amounting to EUR 70 million (2021: EUR 44 million), for Signify indemnification amounting to EUR 26 million (2021: EUR 46 million), an income tax receivable amounting to EUR 126 million (which includes an interest receivable of EUR 10 million) for which Philips expects to get a refund (2021: EUR 78 million) and insurance receivables in Other in the US amounting to EUR 30 million (2021: EUR 37 million).

Current receivables

Current receivables of EUR 4,115 million (2021: EUR 3,787 million) as of December 31, 2022 included trade accounts receivable (net of allowance) of EUR 3,832 million (2021: EUR 3,559 million), accounts receivable other of EUR 228 million (2021: EUR 188 million) and accounts receivable from investments in associates of EUR 55 million (2021: EUR 40 million).

The trade accounts receivable, net, per segment are as follows:

Philips Group

Trade accounts receivable, net

in millions of EUR

	2021	2022
Diagnosis & Treatment	1,759	2,013
Connected Care	980	1,114
Personal Health	575	479
Other	245	226
Trade accounts receivable, net	3,559	3,832

The aging analysis of trade accounts receivable, net, representing current and overdue but not fully impaired receivables, is as follows:

Philips Group

Aging analysis

in millions of EUR

	2021	2022
Current	3,075	3,280
Overdue 1-30 days	160	169
Overdue 31-180 days	245	282
Overdue more than 180 days	79	101
Trade accounts receivable, net	3,559	3,832

The changes in the allowance for doubtful accounts receivable are as follows:

Philips Group

Allowance for accounts receivable

in millions of EUR

	2021	2022
Balance as of January 1	195	190
Additions charged to expense	4	66
Deductions from allowance1)	(17)	(51)
Transfer to assets held for sale	(8)
Other movements	16	21
Balance as of December 31	190	226
1)Write-offs for which an allowance was previously provided.

The allowance for doubtful accounts receivable has been primarily established for receivables that are past due.

Included in the above balances as of December 31, 2022 are allowances for individually impaired receivables of EUR 222 million (2021: EUR 188 million) .

17Equity

Accounting policies

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity. Where the company repurchases the company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental transaction costs (net of income taxes), is deducted from shareholders’ equity until such treasury shares are cancelled or reissued.

Where such treasury shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in shareholders’ equity.

Call options on own shares are treated as equity instruments.

Dividends are recognized as a liability in the period in which they are declared and approved by shareholders. The income tax consequences of dividends are recognized when a liability to pay the dividend is recognized.

Common shares

As of December 31, 2022, authorized common shares consist of 2 billion shares (December 31, 2021: 2 billion; December 31, 2020: 2 billion) and the issued and fully paid share capital consists of 889,315,082 common shares, each share having a par value of EUR 0.20 (December 31, 2021: 883,898,969; December 31, 2020: 911,053,001).

Preference shares

As a means to protect the company against (an attempt at) an unsolicited takeover or other attempt to exert (de facto) control of the company, the ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the company. As of December 31, 2022, no such right has been exercised and no preference shares have been issued. Authorized preference shares consist of 2 billion shares as of December 31, 2022 (December 31, 2021: 2 billion; December 31, 2020: 2 billion).

Options, restricted and performance shares

Under its share-based compensation plans, the company granted stock options on its common shares up to 2013 and other conditional rights to receive common shares in the future such as restricted shares and performance shares (refer to Share-based compensation).

Treasury shares

In connection with the company’s share repurchase programs, shares which have been repurchased and are held in Treasury for the purpose of (i) delivery under share-based compensation plans upon exercise of options, or vesting of restricted or performance shares, and (ii) capital reduction, are accounted for as a reduction of shareholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When treasury shares are delivered by the company under its share-based compensation plans, such shares are removed from treasury shares on a first-in, first-out (FIFO) basis.

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

The following table shows the movements in the outstanding number of shares over the last three years:

Philips Group

Outstanding number of shares

	2020	2021	2022
Balance as of January 1	890,973,790	905,128,293	870,182,445
Dividend distributed	18,080,198	6,345,968	14,174,568
Purchase of treasury shares	(8,669,622)	(45,486,392)	(5,080,693)
Delivery of treasury shares	4,695,170	4,194,577	2,204,207
Issuance of new shares	48,757
Balance as of December 31	905,128,293	870,182,445	881,480,527

The following table reflects transactions that took place in relation to former and current share-based compensation plans:

Philips Group

Transactions related to share-based compensation plans

	2020	2021	2022
Shares acquired	5,351,411	3,996,576	2,142,445
Average market price	EUR 33.81	EUR 36.15	EUR 31.76
Amount paid	EUR 181 million	EUR 144 million	EUR 68 million
Shares delivered	4,695,170	4,194,577	2,204,207
Average price (FIFO)	EUR 34.35	EUR 34.14	EUR 35.16
Cost of delivered shares	EUR 161 million	EUR 143 million	EUR 77 million
Total shares in treasury at year-end	5,924,708	5,726,708	5,664,946
Total cost	EUR 199 million	EUR 201 million	EUR 191 million

The following transactions took place for capital reduction purposes:

Philips Group

Transactions related to capital reduction

	2020	2021	2022
Shares acquired	3,318,211	41,489,816	2,938,248
Average market price	EUR 39.21	EUR 36.22	EUR 36.61
Amount paid	EUR 130 million	EUR 1,503 million	EUR 108 million
Cancellation of treasury shares (shares)	3,809,675	33,500,000	8,758,455
Cancellation of treasury shares (EUR)	EUR 152 million	EUR 1,216 million	EUR 299 million
Total shares in treasury at year-end		7,989,816	2,169,609
Total cost		EUR 287 million	EUR 83 million

Share purchase transactions related to employee option and share plans, as well as transactions related to the reduction of share capital, involved a cash outflow of EUR 187 million. A cash inflow of EUR 12 million from treasury shares mainly relates to the exercise of employee stock options (granted until 2013).

Share repurchase methods for share-based remuneration plans and capital reduction purposes

Philips uses different methods to repurchase shares in its own capital: (i) share buyback repurchases in the open market via an intermediary; (ii) repurchase of shares via forward contracts for future delivery of shares; and (iii) the unwinding of call options on own shares. During 2022, Philips used methods (i) to repurchase shares for capital reduction purposes and methods (ii) and (iii) to repurchase shares for share-based compensation plans.

Forward contracts to repurchase shares

For share-based compensation plans

On June 13, 2022, Royal Philips announced that it will repurchase up to 3.2 million shares to cover certain of its obligations arising from its long-term incentive and employee stock purchases plans. Under this program, Philips entered into one forward contract for an amount of EUR 63 million to acquire 3.2 million shares with settlement dates in November 2024 and December 2024 and a weighted average forward price of EUR 19.75.

On May 19, 2021, Royal Philips announced that it will repurchase up to 2 million shares to cover certain of its obligations arising from its long-term incentive and employee stock purchase plans. Under this program, Philips entered into one forward contract for an amount of EUR 90 million to acquire 2 million shares with settlement dates in October 2023 and November 2023 and a weighted average forward price of EUR 44.85.

On January 29, 2020, Philips announced that it will repurchase up to 6 million shares to cover certain of its obligations arising from its long-term incentive and employee stock purchase plans. Under this program, Philips entered into three forward contracts to acquire in total 5 million for an amount of EUR 174 million to acquire with settlement dates varying between October 2021 and November 2022 and a weighted average forward price of EUR 34.85. On October 26, 2022, the original settlement date of two tranches entered into under this program (in total 1.75 million shares) has been extended from November 23, 2022 to November 2023, and November 2024, respectively. As of December 31, 2022, a total of 3.3 million shares (December 31, 2021: 1.5 million) under this program were acquired (settled in the fourth quarter of 2021 and 2022, respectively). This resulted in a EUR 57 million  (December 31, 2021: EUR 61 million) increase in retained earnings against treasury shares.

As of December 31, 2022, the remaining forward contracts to cover obligations under share-based remuneration plans related to 7.0 million shares (December 31, 2021: 5.5 million) and amounted to EUR 211 million (December 31, 2021: EUR 203 million).

For capital reduction

On July 26, 2021, Philips announced a share buyback program for share cancellation purposes for an amount of up to EUR 1.5 billion. Consequently, in the third quarter of 2021 Philips entered into three forward contracts for an amount of EUR 731 million to acquire 20 million shares with settlement dates in 2022, 2023 and 2024 and a weighted average forward price of EUR 37.36. Philips executed the remainder of the program through open market purchases by an intermediary in the fourth quarter of 2021 (acquiring 21 million shares) and January 2022 (acquiring 0.8 million shares). This resulted in a EUR 781 million increase in retained earnings against treasury shares. As of December 31, 2022, a total of 2.2 million shares under this program were acquired (in the fourth quarter of 2022). This resulted in EUR 83 million increase in retained earnings against treasury shares.

As of December 31, 2022, the remaining forward contracts entered into for capital reduction purposes relate to 17.4 million shares (December 31, 2021: 19.6 million) and amounted to EUR 648 million (December 31, 2021: EUR 731 million).

Share call options

In 2016, Philips purchased EUR-denominated and USD-denominated call options on its own shares to hedge options granted to employees up to 2013.

In 2022, the company unwound 239,880 EUR-denominated and 152,565 USD-denominated call options against the transfer of the same number of its own shares (392,445 shares) and an additional EUR 6 million cash payment to the buyer of the call options.

As of December 31, 2022, the remaining EUR-denominated call options related to 55,750 shares while there are no remaining USD-denominated call options.

Shares cancellation

In June 2022, Philips completed the cancellation of 8.8 million of its common shares (with a cost price of EUR 299 million). The cancelled shares were acquired as part of the Philips’ EUR 1.5 billion share repurchase programs announced on July 26, 2021.

Dividend distribution

2022

In May 2022, Philips distributed a dividend of EUR 0.85 per common share, representing a total value of  EUR 741 million (including costs). Shareholders could elect for a cash dividend or a share dividend. Approximately 45% of the shareholders elected for a share dividend, resulting in the issuance of 14,174,568 new common shares. The settlement of the cash dividend involved an amount of EUR 411 million (including costs).

A proposal will be submitted to the 2023 Annual General Meeting of Shareholders to pay a dividend of  EUR 0.85 per common share, in common shares only, against retained earnings for 2022.

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

Limitations in the distribution of shareholders’ equity

As of December 31, 2022, pursuant to Dutch law, certain limitations exist relating to the distribution of shareholders’ equity of EUR 3,054 million. Such limitations relate to common shares of EUR 178 million, as well as to legal reserves required by Dutch law included under retained earnings of EUR 1,010 million and unrealized currency translation differences of EUR 1,866 million. The unrealized loss related to cash flow hedges of EUR 2 million and unrealized loss related to fair value through OCI financial assets of EUR 376 million qualify as revaluation reserves and reduce the distributable amount due to the fact that these reserves are negative.

The legal reserves required by Dutch law of EUR 1,010 million included under retained earnings relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends.

As of December 31, 2021, these limitations in distributable amounts were EUR 1,947 million and related to common shares of EUR 177 million, as well as to legal reserves required by Dutch law included under retained earnings of EUR 654 million and unrealized currency translation differences of EUR 1,117 million. The unrealized losses related to fair value through OCI financial assets of EUR 344 million and unrealized loss related to cash flow hedges of EUR 25 million qualify as a revaluation reserve and reduce the distributable amount due to the fact that this reserve is negative.

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

Net debt is defined as the sum of long and short-term debt minus cash and cash equivalents. Group equity is defined as the sum of shareholders’ equity and non-controlling interests. This measure is used by Philips Treasury management and investment analysts to evaluate financial strength and funding requirements. The Philips net debt position is managed with the intention of retaining the current strong investment grade credit rating. Furthermore, Philips’ aim when managing the net debt position is dividend stability and a pay-out ratio of 40% to 50% of Adjusted income from continuing operations attributable to shareholders (reconciliation to the most directly comparable IFRS measure, Net income, is provided at the end of this note).

Philips Group

Composition of net debt and group equity

in millions of EUR unless otherwise stated

	2020	2021	2022
Long-term debt	5,705	6,473	7,270
Short-term debt	1,229	506	931
Total debt	6,934	6,980	8,201
Cash and cash equivalents	3,226	2,303	1,172
Net debt	3,708	4,676	7,028
Shareholders' equity	11,870	14,438	13,249
Non-controlling interests	31	36	34
Group equity	11,901	14,475	13,283
Net debt and group equity ratio	24:76	24:76	35:65

Adjusted income from continuing operations attributable to shareholders is not a recognized measure of financial performance under IFRS. The reconciliation of Adjusted income from continuing operations attributable to shareholders to the most directly comparable IFRS measure, Net income for 2022 is included in the following table.

Philips Group

Adjusted income from continuing operations attributable to shareholders

1) in millions of EUR

	2020	2021	2022
Net income	1,195	3,323	(1,605)
Discontinued operations, net of income taxes	(196)	(2,711)	(13)
Income from continuing operations	999	612	(1,618)
Income from continuing operations attributable to non-controlling interests	(8)	(4)	(3)
Income from continuing operations attributable to shareholders1)	991	608	(1,622)
Adjustments for:
Amortization and impairment of acquired intangible assets	377	322	363
Impairment of goodwill	144	15	1,357
Restructuring costs and acquisition-related charges	195	95	202
Other items:	299	1,069	925
Respironics field-action provision		719	250
Respironics field-action running remediation cost		94	210
R&D project impairments			134
Portfolio realignment charges			109
Impairment of assets in S&RC			39
Provision for public investigations tender irregularities			60
Provisions for quality actions in Connected Care		94	59
Loss on divestment of business		76
Remaining items	299	87	63
Net finance income/expenses	(125)	(84)	(4)
Tax impact of adjusted items and tax only adjusting items	(285)	(527)	(376)
Adjusted Income from continuing operations attributable to shareholders1)	1,594	1,497	845
1)Shareholders in this table refers to shareholders of Koninklijke Philips N.V.

18Debt

Accounting policies
Debt

Debt is initially measured at fair value net of directly attributable transaction costs. Subsequently, debt is measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. Debt is derecognized when the obligation under the liability is discharged, cancelled or has expired.

Lease liabilities

Lease liabilities are measured at the present value of the lease payments due over the lease term, generally discounted using the incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest method. Lease liabilities are remeasured in case of modifications or reassessments of the lease.

Philips has a USD 2.5 billion Commercial Paper Program and a EUR 1 billion committed standby revolving credit facility that can be used for general group purposes, such as a backstop of its Commercial Paper Program. As of December 31, 2022, Philips did not have any loans outstanding under either facility. These facilities do not have a material adverse change clause, have no financial covenants and no credit-rating-related acceleration possibilities. Philips issued commercial paper of EUR 200 million in September 2022 and EUR 101 million in October 2022, that was repaid throughout the fourth quarter of 2022. In addition, Philips secured a EUR 1 billion credit facility in the fourth quarter of 2022 that can be used for general corporate purposes. As of December 31, 2022, Philips had EUR 500 million outstanding under the credit facility. The facility does not have a material adverse change clause, has no financial covenants and no credit-rating-related acceleration possibilities. As per March 9, 2020, Philips established a Euro Medium-Term Note (EMTN) program, a framework that facilitates the issuance of notes for a total amount up to EUR 10 billion. In 2022 Philips issued three new tranches under the program for a total of EUR 2 billion, while also redeeming its outstanding 2023 and 2024 Notes and issuing a tender offer on the outstanding 2025 and 2026 Notes.

The provisions applicable to all USD-denominated corporate bonds issued by the company in March 2008 and March 2012 (due 2038 and 2042) contain a ‘Change of Control Triggering Event’. If the company would experience such an event with respect to a series of corporate bonds the company might be required to offer to purchase the bonds that are still outstanding at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any. Furthermore, the conditions applicable to the EUR-denominated corporate bonds issued in 2018, 2019, 2020 and 2022 (due 2025, 2026, 2027, 2028, 2029, 2030 and 2033) contain a similar provision (‘Change of Control Put Event’). Upon the occurrence of such an event, the company might be required to redeem or purchase any of such bonds at their principal amount together with interest accrued. Philips’ outstanding long-term debt do not contain financial covenants.

In April 2022, Philips announced a series of Liability Management transactions to optimize its debt maturity profile. The transactions included the issuance of three series of Notes under its EMTN program for a total of EUR 2 billion with maturities in 2027, 2029 and 2033. Part of the proceeds were used to tender certain of Philips’ outstanding US Dollar denominated bonds due 2025 and 2026 and Euro-denominated bonds due 2023, 2024 and 2025, as well as make-whole and fully redeem the Euro-denominated bonds due 2023 and 2024 that were not purchased as part of the Euro tender offer. Philips issued Commercial Paper of EUR 200 million in September 2022 and EUR 101 million in October 2022. These tranches were repaid throughout the fourth quarter of 2022. In addition, in October 2022 Philips entered into a EUR 1 billion credit facility that can be used for general corporate purposes. The credit facility matures in October 2023 and has a 12-month extension option at Philips discretion. Per year-end 2022, EUR 500 million was utilized and outstanding under the credit facility. In 2022, Philips entered into a total amount of EUR 63 million forward contracts relating to the company’s long-term incentive and employee stock purchase plans. A total of EUR 57 million forward contracts relating to the long-term incentive and employee stock purchase plans as announced in 2020 and EUR 83 million of forwards related to the share buyback program announced in 2021 matured throughout 2022.

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

Long-term debt

The following tables present information about the long-term debt outstanding, its maturity and average interest rates in 2022 and 2021.

Philips Group

Long-term debt

in millions of EUR unless otherwise stated

	2022
	amount outstanding	Current portion	Non-current portion	Between 1 and 5 years	amount due after 5 years	average remaining term (in years)	average rate of interest
USD bonds	1,378		1,378	250	1,128	14.3	6.3%
EUR bonds	4,061		4,061	1,836	2,225	5.7	1.7%
Forward contracts	858	606	252	252		1.0
Lease liabilities	1,082	230	852	504	348	3.9	2.4%
Bank borrowings	705	2	702	702		1.9	1.7%
Other long-term debt	28	4	24	17	6	8.9	2.9%
Long-term debt	8,111	842	7,270	3,562	3,706	6.1	2.4%

Philips Group

Long-term debt

in millions of EUR unless otherwise stated

	2021
	amount outstanding	Current portion	Non-current portion	Between 1 and 5 years	amount due after 5 years	average remaining term (in years)	average rate of interest
USD bonds	1,313		1,313	255	1,058	15.1	6.3%
EUR bonds	3,233		3,233	2,242	991	4.4	1.0%
Forward contracts	934	196	738	738		1.6
Lease liabilities	1,220	257	963	580	383	4.2	2.1%
Bank borrowings	203	1	202	202		3.2	0.1%
Other long-term debt	30	5	26	18	8	8.6	3.5%
Long-term debt	6,933	459	6,473	4,034	2,439	6.0	2.1%
Bonds

The following table presents the amount outstanding and effective rate of bonds.

Philips Group

Unsecured Bonds

in millions of EUR unless otherwise stated

	effective rate	2021	2022
Unsecured EUR Bonds
Due 06/09/2023; 1/2%	0.634%	500
Due 02/05/2024; 3/4%	0.861%	500
Due 22/05/2026; 1/2%	0.608%	750	750
Due 02/05/2028; 1 3/8%	1.523%	500	500
Due 30/03/2025; 1 3/8%	1.509%	500	346
Due 30/03/2030; 2%	2.128%	500	500
Due 05/05/2027; 1 7/8%	2.049%		750
Due 05/11/2029; 2 1/8%	2.441%		650
Due 05/05/2033; 2 5/8%	2.710%		600
Unsecured USD Bonds
Due 15/05/2025; 7 3/4%	7.429%	56	51
Due 01/06/2026; 7 1/5%	6.885%	120	119
Due 15/05/2025; 7 1/8%	6.794%	74	78
Due 11/03/2038; 6 7/8%	7.210%	641	683
Due 15/03/2042; 5%	5.273%	441	470
Adjustments1)		(37)	(57)
Unsecured Bonds		4,545	5,439
1)Adjustments related to both EUR and USD bonds and concern bond discounts, premium and transaction costs.
Leases

The following table presents a reconciliation between the total of future minimum lease payments and their present value.

Philips Group

Lease liabilities

in millions of EUR

	2021			2022
	future minimum lease payments	interest	present value of minimum lease payments	future minimum lease payments	interest	present value of minimum lease payments
Less than one year	280	22	257	251	21	230
Between one and five years	636	56	580	554	49	505
More than five years	417	34	383	376	28	348
Lease liabilities	1,333	113	1,220	1,180	98	1,082

Short-term debt

Philips Group

Short-term debt

in millions of EUR

	2021	2022
Short-term bank borrowings	47	89
Current portion of long-term debt	459	842
Short-term debt	506	931

During 2022, the weighted average interest rate on the bank borrowings was 5.7% (2021: 1.2%). This increase was mainly driven by financial market conditions across various countries globally.

19Provisions

Accounting policies

A provision is a liability of uncertain timing or amount. Provisions are recognized if, as a result of a past event, the company has a present legal or constructive obligation, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money. The increase in the provision due to passage of time (accretion) is recognized as interest expense.

Restructuring-related provisions

Provisions for severance and termination benefits are recognized for those costs only when the company has a detailed formal plan for the restructuring and has raised a valid expectation with those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. Before a provision is established, the company recognizes any impairment loss on the assets associated with the restructuring.

Accounting estimates and judgments

By their nature, the recognition of provisions require estimates and assumptions regarding the timing and the amount of outflow of resources. The main estimates include:

  Respironics field-action provision – the provision requires management to make estimates and assumptions about items such as quantities and the portion of products to be remediated through replacement or repair.
  Product warranty provisions – the provisions for assurance-type product warranty reflect the estimated costs of replacement and free-of-charge services that will be incurred by the company with respect to products sold and include costs to execute field change orders.
  Environmental provisions – provisions for environmental remediation can change significantly due to the emergence of additional information regarding the extent or nature of the contamination, the need to utilize alternative technologies, actions by regulatory authorities as well as changes in judgments and discount rates.
  Legal provisions – provisions for legal claims and investigations reflect the best estimate of the outflow of resources, supported by internal and external legal counsel, when it is probable that such outflow of resources will be required to settle an obligation.
  Contingent consideration provisions – the provision for contingent consideration reflects the fair value of the expected payment to former shareholders of an acquired company for the exchange of control if specified future events occur or conditions are met, such as the achievement of certain regulatory milestones or the achievement of certain commercial milestones. The provision for contingent consideration can change significantly due to changes in the estimated achievement of milestones and changes in discount rates. Changes in fair value of the contingent consideration liability are reflected in other business income (expenses).

Philips Group

Provisions

in millions of EUR

	2021			2022
	long-term	short-term	total	long-term	short-term	total
Post-employment benefits1)	659		659	546		546
Respironics field-action provision	52	525	577	23	366	390
Product warranty provisions	32	207	238	57	287	344
Environmental provisions	99	26	124	83	20	104
Restructuring-related provisions	8	58	66	6	134	140
Legal provisions	53	39	91	14	74	89
Contingent consideration provisions	156	52	208	89	23	113
Other provisions	257	92	349	279	112	390
Provisions	1,315	998	2,313	1,097	1,018	2,115
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

The repair and replacement program is under way globally. Because of the prioritization of the repair and replace program, Philips is currently not taking new orders for sleep therapy systems, while masks and other consumables continue to be sold. As of December 31, 2022, approximately 90% of the production required for the delivery of replacement devices to patients has been completed. The time to complete the program is impacted by the dependency on supply of materials, including from China, and global logistics capacity. Philips Respironics is also conducting a test and research program with independent laboratories.

Philips has recognized a provision based on Philips' best estimate of the costs to repair or replace devices subject to the Respironics field action. The provision is related to the cost to repair and/or replace affected devices and includes, amongst others, the costs for the remaining production, the cost of intensified communication with physicians and patients, material costs, labor cost and logistics. The provision does not include any product liability costs or other claims. Movements during the year were as follows:

Philips Group

Respironics field-action provision

in millions of EUR

	2021	2022
Balance as of January 1	-	577
Additions	719	250
Utilizations	(175)	(486)
Translation differences	33	49
Balance as of December 31	577	390

Additions for the year reflect updated expectations in relation to the volume of devices eligible for remediation as well as additional costs related to the acceleration of the program. As of December 31, 2022, Philips Respironics expects to remediate a total of around 5.6 million devices (specific CPAP, BiPAP and mechanical ventilator devices) globally, excluding certain end-of-life devices that are expected to be retired. In 2022, following Philips Respironics’ comprehensive patient and customer communication outreach and based on current insights, the total expected units to be remediated have increased by approximately 0.4 million, primarily in the US. Furthermore, efforts to accelerate the program resulted in a shift towards replacement, which increased the replacement share to 60% (compared to 46% as of December 31, 2021) and as a result further reduced repair quantities. Utilizations for the year reflect the costs incurred in executing the repair and replace program during the year.

The completion of the field action continues to be subject to significant uncertainties, which require management to make estimates and assumptions about items such as quantities and the portion to be replaced or repaired. As of December 31, 2022, the impact of changes in these main assumptions and estimates, holding other assumptions constant, on the field action provision are as follows:

Philips Group

Main assumptions

in millions of EUR unless otherwise stated

	Increase (decrease) in provision
Assumption	Increase individual assumption by 10%	Decrease individual assumption by 10%
Total quantity of devices remaining	26	(26)
Replacement share	12	(12)

Actual outcomes in future periods may differ from these estimates and affect the company's results of operations, financial position and cash flows.

In addition, running remediation costs of EUR 210 million (2021: EUR 94 million) related to the remediation, such as testing, external advisory and regulatory response and additional right-of-return and warranty provisions have been incurred.

Following the FDA’s inspection of certain of Philips Respironics’ facilities in the US in 2021 and the subsequent inspectional observations, the US Department of Justice, acting on behalf of the FDA, in July 2022 started discussions with Philips regarding the terms of a consent decree to resolve the identified issues. At the end of December 2022, the discussions are ongoing. Furthermore, Philips is a defendant in a number of consumer class action lawsuits from users of the affected devices and a number of individual personal injury and other compensation claims. To date no provisions have been recorded for the litigation and investigations associated with the Respironics field action. For legal matters including claims refer to Contingencies.

Product warranty provisions

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

Philips Group

Provisions for assurance-type product warranty

in millions of EUR

	2021	2022
Balance as of January 1	167	238
Additions	364	320
Utilizations	(265)	(224)
Transfer to liabilities associated with assets held for sale	(37)
Translation differences and other	10	9
Balance as of December 31	238	344

Additions in 2022 include quality actions of EUR 108 million in the Connected Care segment, mainly for the following matters:

Pads Cartridges

In February 2022, Philips issued a field safety notice notifying customers of a potential issue with the Adult SMART Pads Cartridge (M5071A) and the Infant/Child SMART Pads Cartridge (M5072A) for use specifically with the HeartStart HS1 Automated External Defibrillator (AED) devices. Philips has identified that for affected pads the HS1 AED could deliver less effective or ineffective therapy. Philips is actively working on replacing these pads and has commenced the replacement program in 2022.

V60 35V

In March 2022, Philips Respironics issued a voluntary recall notification/field safety notice to customers of its V60, V60 Plus and V680 ventilators, regarding a potential issue that could affect the main electrical circuit (“35V Rail”) powering the ventilator and alarm. This notification was updated in April 2022 with additional customer instructions. In June 2022, Philips issued a further update to this notification, regarding the projected correction for this matter. To address the issue with the 35V Rail, Philips Respironics has commenced the remediation program in 2022.

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

Approximately EUR 73 million of the long-term provision is expected to be utilized after one to five years, with the remainder after five years. For more details on the environmental remediation refer to Contingencies.

Philips Group

Environmental provisions

in millions of EUR

	2021	2022
Balance as of January 1	183	124
Additions	18	15
Utilizations	(15)	(17)
Releases	(64)	(2)
Changes in discount rate	(10)	(27)
Accretion	3	4
Translation differences and other	9	7
Balance as of December 31	124	104

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

Restructuring-related provisions

Philips Group

Restructuring-related provisions

in millions of EUR

	January 1, 2022	additions	utilizations	releases	other changes	December 31, 2022
Diagnosis & Treatment	26	58	(27)	(8)	0	49
Connected Care	17	34	(13)	(3)	(1)	34
Personal Health	9	9	(7)	(2)	0	10
Other	14	52	(14)	(5)	0	47
Philips Group	66	154	(61)	(18)	(1)	140

In 2022, Philips initiated general productivity actions aimed at simplifying the organization to streamline the way of working and reduce operating expenses. This includes an immediate reduction of around 4,000 positions globally across the organization, subject to consultation with the relevant workers councils and social partners, with severance and termination-related costs expected to be approximately EUR 130 million in aggregate, of which EUR 80 million was recorded in 2022.

In addition, restructuring projects were executed during the year, of which the most significant impacted Diagnosis & Treatment and Other and mainly took place in the US and Netherlands. The restructuring mainly comprised product portfolio rationalization and the reorganization of global support functions. The company expects the provisions to be utilized mainly within the next year.

2021

In 2021, the most significant restructuring projects impacted Diagnostic & Treatment and Connected Care businesses and mainly took place in the Netherlands and US.

The movements in the provisions for restructuring in 2021 are presented by segment as follows:

Philips Group

Restructuring-related provisions

in millions of EUR

	January 1, 2021	additions	utilizations	releases	other changes	December 31, 2021
Diagnosis & Treatment	33	23	(19)	(13)	1	26
Connected Care	17	16	(12)	(4)	-	17
Personal Health	28	6	(21)	(6)	2	9
Other	38	10	(21)	(16)	4	14
Philips Group	117	55	(73)	(39)	6	66

Legal provisions

The company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings.

Philips Group

Legal provisions

in millions of EUR

	2021	2022
Balance as of January 1	72	91
Additions	43	89
Acquisitions	38	4
Utilizations	(17)	(100)
Releases	(48)	(3)
Accretion	1	-
Translation differences and other	3	7
Balance as of December 31	91	89

The majority of the movements in the above schedule are: Additions mainly relate to a provision recognized for alleged tender irregularities as disclosed in note Contingencies and provisions recognized for CRT matters. Utilizations mainly relate to the settlement of investigations in the Connected Care businesses (unrelated to the Philips Respironics voluntary recall notification).

For details of other legal matters, including regulatory and other governmental proceedings, refer to Contingencies.

The company expects the provisions to be utilized mainly within the next three years.

Contingent consideration provisions

Philips Group

Contingent consideration provisions

in millions of EUR

	2021	2022
Balance as of January 1	318	208
Acquisitions	16	96
Utilizations	(48)	(105)
Fair value changes	(78)	(86)
Balance as of December 31	208	113

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

In 2021 and 2022, the fair value changes mainly related to EPD. In 2022, the decrease of EUR 61 million in the fair value of the contingent consideration comprised of EUR 30 million  due to the revisions to EPD’s forecast due to more severe short-term impacts of COVID-19 and the competitive environment, and EUR 31 million due to delays in achievement of certain milestones. In 2021, the decrease of EUR 45 million in the fair value of the contingent consideration comprised of EUR 14 million due to the revisions to EPD’s forecast due to more severe short-term impacts of COVID-19 and the competitive environment, and EUR 31 million due to delays in achievement of certain milestones.

The company expects the provisions to be utilized mainly within the next three years.

Other provisions

Philips Group

Other provisions

in millions of EUR

	2021	2022
Balance as of January 1	372	349
Additions	89	160
Utilizations	(87)	(95)
Releases	(29)	(35)
Accretion	(5)	(3)
Translation differences and other	9	14
Balance as of December 31	349	390

The main elements of other provisions are:

  provisions for employee jubilee funds EUR 83 million (2021: EUR 94 million);
  self-insurance provisions of EUR 57 million (2021: EUR 43 million);
  provisions for non-income taxes/social security of EUR 46 million (2021: EUR 37 million);
  provisions for rights of return of EUR 36 million (2021: EUR 40 million);
  provisions for decommissioning costs of EUR 33 million (2021: EUR 33 million);
  provisions for onerous contracts of EUR 38 million (2021: EUR 12 million), reflecting non-cancellable commitments on supplies for which no future demand or alternative usage has been identified, primarily caused by volatility in demand due to COVID-19.
  the remaining provisions relate to a variety of positions, for example provision for disability of employees and provision for royalty obligations.
  the releases in 2021 and 2022 are due to the reassessment of the positions in other provisions throughout the year.

The company expects the provisions to be utilized mainly within the next five years, except for:

  provisions for employee jubilee funds of which half is expected to be utilized after five years;
  provisions for decommissioning costs of which half is expected to be utilized after five years;
  provisions for rights of return to be utilized mainly within the next year.

20Post-employment benefits

Accounting policies
Defined contribution plans

A defined contribution plan is a post-employment benefit plan for which the company pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the Consolidated statements of income in the periods during which services are rendered by employees.

Defined Benefit plans

A defined benefit plan is a post-employment benefit plan that is not a defined contribution plan. Defined benefit plans define an amount of pension benefit that an employee will receive after retirement. That pension benefit typically depends on several factors such as years of service, age and salary.

The net pension asset or liability recognized in the Consolidated balance sheets in respect of defined benefit plans is the fair value of plan assets less the present value of the projected defined benefit obligation at the Consolidated balance sheets date. The defined benefit obligation is calculated annually by qualified actuaries using the projected unit credit method. Recognized assets are limited to the present value of any reductions in future contributions or any future refunds. The net pension liability is presented as a long-term provision; no distinction is made for the short-term portion.

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

Pension costs in respect of defined benefit plans primarily represent the increase of the actuarial present value of the obligation for post-employment benefits based on employee service during the year and the interest on the net recognized asset or liability in respect of employee service in previous years.

Remeasurements of the net defined benefit asset or liability comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (excluding interest). The company recognizes all remeasurements in Other comprehensive income.

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

The company’s net obligation in respect of other long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods, such as jubilee entitlements. That benefit is discounted to determine its present value. Remeasurements are recognized in the Consolidated statements of income in the period in which they arise.

Further information on other employee benefits can be found in Provisions in the Other provisions section.

Accounting estimates and judgments

To make the actuarial calculations for the valuation of defined benefit obligations, assumptions are needed for interest rates, healthcare cost increases, future pension increases, life expectancy and employee turnover rates. The actuarial calculations are made by external actuaries based on inputs from observable market data, such as corporate bond returns and yield curves to determine the discount rates to apply, mortality tables to determine life expectancy and inflation rates to determine future salary and pension growth assumptions.

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

The adjacent table provides a break-down of the present value of the funded and unfunded DBO, the fair value of plan assets and the net position in Germany, the United States and in Other Countries. The table also provides the value of reimbursement rights.

Philips Group

Post-employment benefits

in millions of EUR

	Germany		United States		Other Countries		Total
	2021	2022	2021	2022	2021	2022	2021	2022
Present value of funded DBO	(606)	(489)	(558)	(440)	(206)	(179)	(1,370)	(1,108)
Present value of unfunded DBO	(316)	(249)	(149)	(128)	(135)	(136)	(600)	(513)
Total present value of DBO	(921)	(738)	(708)	(568)	(341)	(315)	(1,970)	(1,621)
Fair value of plan assets	572	477	623	474	185	171	1,380	1,122
Net position	(349)	(261)	(84)	(94)	(157)	(144)	(590)	(499)

Value of reimbursement rights						6		6

The classification of the net position is as follows:

Philips Group

Classification net position

in millions of EUR

	Germany		United States		Other Countries		Total
	2021	2022	2021	2022	2021	2022	2021	2022
Total asset for plans in a surplus	3	9	65	34	1	4	69	46
Total liability for plans in a deficit	(352)	(270)	(149)	(128)	(157)	(148)	(659)	(546)
Provisions for post-employment benefit plans under AHFS
Net position	(349)	(261)	(84)	(94)	(157)	(144)	(590)	(499)

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

Investment policy in the largest pension plans

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

Philips Group

Pre-tax costs for post-employment benefits

in millions of EUR

	2020	2021	2022
Defined benefit plans	74	36	50
- included in income from operations	59	28	39
- included in financial expense	13	8	10
- included in Discontinued operations	1	1
Defined contribution plans	366	375	400
- included in income from operations	358	368	400
- included in Discontinued operations	8	7
Post-employment benefits costs	440	411	449

Summary of the reconciliations for the DBO and plan assets

The adjacent tables contain the reconciliations for the DBO and plan assets.

Philips Group

Defined benefit obligations

in millions of EUR

	2021	2022
Balance as of January 1	2,153	1,970
Service cost	36	32
Interest cost	33	36
Employee contributions	7	4
Actuarial (gains) / losses
- demographic assumptions	3	2
- financial assumptions	(86)	(366)
- experience adjustment	(6)	12
(Negative) past service cost	(5)	16
Settlements	(90)
Benefits paid from plan	(95)	(95)
Benefits paid directly by employer	(33)	(41)
Translation differences and other	52	52
Balance as of December 31	1,970	1,621

Philips Group

Plan assets

in millions of EUR

	2021	2022
Balance as of January 1	1,403	1,380
Interest income on plan assets	25	26
Admin expenses paid	(1)	(1)
Return on plan assets excluding interest income	44	(254)
Employee contributions	7	4
Employer contributions	33	17
Settlements	(86)	0
Benefits paid from plan	(96)	(95)
Translation differences and other	50	45
Balance as of December 31	1,380	1,122

The past service cost in 2022 mainly relates to the retiree medical plans in Brazil. The settlement amounts of 2021 mainly relate to the transfer of the provident fund plan into the government provident fund in India.

Plan assets allocation

The asset allocation in the company’s DB plans as of December 31 was as follows:

Philips Group

Plan assets allocation

in millions of EUR

	2021	2022
Assets quoted in active markets
- Debt securities	790	560
- Equity securities
- Other	195	203

Assets not quoted in active markets
- Debt securities	1
- Equity securities	122	101
- Other	272	258
Total assets	1,380	1,122

The plan assets in 2022 contain 32% (2021: 29%) unquoted plan assets. Plan assets in 2022 do not include property occupied by or financial instruments issued by the company.

Assumptions

The mortality tables used for the company’s largest DB plans are:

Germany: Heubeck-Richttafeln 2018 Generational, assuming 93% of mortality rates for male retirees between age 60 and 85
US: PRI-2012 Generational with MP2021 improvement scale + white collar adjustment

The weighted averages of the assumptions used to calculate the DBO as of December 31 were as follows:

Philips Group

Assumptions used for defined benefit obligations in Germany, the United States and the rest of the world in %

	Germany		United States		Other Countries		Total
	2021	2022	2021	2022	2021	2022	2021	2022
Discount rate	1.1%	4.1%	2.6%	5.2%	2.1%	4.9%	1.8%	4.7%
Inflation rate	1.8%	2.0%	2.2%	2.3%	2.0%	2.6%	2.0%	2.2%
Salary increase	2.5%	2.8%	0.0%	0.0%	2.9%	3.3%	2.6%	2.9%

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

The average duration of the DBO of the DB plans is 8 years (Germany: 9, United States: 8, and Other countries: 8) as of December 31, 2022 (2021: 11 years).

Philips Group

Sensitivity of key assumptions

in millions of EUR

	2021	2022
Increase
Discount rate (1% movement)	(196)	(122)
Pension increase (1% movement)	99	57
Salary increase (1% movement)	19	12
Longevity1)	48	32
Decrease
Discount rate (1% movement)	241	145
Pension increase (1% movement)	(83)	(49)
Salary increase (1% movement)	(18)	(11)
1)The mortality table (i.e. longevity) also impacts the DBO. The above sensitivity table illustrates the impact on the DBO of a further 10% decrease in the assumed rates of mortality for the company’s major plans. A 10% decrease in assumed mortality rates equals improvement of life expectancy by 0.5 - 1 year.

Cash flows and costs in 2023

Cash outflows in relation to post-employment benefits are estimated to amount to EUR 464 million in 2023, consisting of:

  EUR 19 million employer contributions to funded DB plans (Germany: EUR 7 million, United States: EUR 0 million, Other Countries: EUR 12 million);
  EUR 43 million cash outflows in relation to unfunded DB plans (Germany: EUR 20 million, United States: EUR 11 million, Other Countries: EUR 12 million); and
  EUR 402 million employer contributions to DC plans (Netherlands: EUR 186 million, United States: EUR 153 million, Other Countries: EUR 63 million).

The service and administration cost for 2023 is expected to amount to EUR 29 million for DB plans. The net interest cost for 2023 for the DB plans is expected to amount to EUR 21 million. The cost for DC pension plans in 2023 is equal to the expected DC cash flow.

21Accrued liabilities

Accounting policies
Accrued liabilities are initially measured at fair value and subsequently at amortized cost and are derecognized when the obligation under the liability is discharged, cancelled or has expired.

Accrued liabilities are summarized as follows:

Philips Group

Accrued liabilities

in millions of EUR

	2021	2022
Personnel-related costs:
- Salaries and wages	566	490
- Accrued holiday entitlements	127	97
- Other personnel-related costs	108	101
Fixed-asset-related costs:
- Gas, water, electricity, rent and other	33	46
Communication and IT costs	82	64
Distribution costs	122	110
Sales-related costs:
- Commission payable	7	8
- Advertising and marketing-related costs	175	127
- Other sales-related costs	20	20
Material-related costs	130	132
Interest-related accruals	52	71
Other accrued liabilities	362	361
Accrued liabilities	1,784	1,626

22Other liabilities

Accounting policies

Other liabilities are initially measured at fair value and subsequently at amortized cost and are derecognized when the obligation under the liability is discharged, cancelled or has expired.

The company recognizes contract liabilities if a payment is received or a payment is due (whichever is earlier) from a customer before the company transfers the related goods or services. Contract liabilities are recognized as revenue when the company performs under the contract (i.e., transfers control of the related goods or services to the customer).

Other non-current liabilities

Non-current liabilities were EUR 60 million as of December 31, 2022 (December 31, 2021: EUR 56 million).

Non-current liabilities are associated mainly with indemnification and non-current accruals.

Other current liabilities

Other current liabilities are summarized as follows:

Philips Group

Other current liabilities

in millions of EUR

	2021	2022
Accrued customer rebates	280	213
Other taxes including social security premiums	190	115
Other liabilities	116	120
Other current liabilities	587	448

Contract liabilities

Non-current contract liabilities were EUR 515 million as of December 31, 2022 (December 31, 2021: EUR 446 million) and current contract liabilities were EUR 1,696 million as of December 31, 2022 (December 31, 2021: EUR 1,491 million).

The current contract liabilities increased by EUR 205 million, which is mainly driven by an increase in deferred balances for customer service contracts.

The current contract liabilities as of December 31, 2021 resulted in revenue recognized of EUR 1,491 million in 2022.

23Cash flow statement supplementary information

Accounting policies
Cash and cash equivalents

Cash and cash equivalents include all cash balances, certain money market funds and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. Bank overdrafts are included in borrowings in current liabilities.

Cash flow statements

The cash flow statement is prepared using the indirect method. Cash flows related to interest and tax are included in operating activities. Assets and liabilities acquired as part of a business combination are included in investing activities (net of cash acquired). Dividends paid to shareholders are included in financing activities. Dividends received are included in operating activities.

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

Cash paid for leases

In 2022, gross lease payments of EUR 316 million (2021: EUR 308 million; 2020: EUR 325 million) included interest of EUR 25 million (2021: EUR 25 million; 2020: EUR 29 million).

Net cash used for derivatives and current financial assets

In 2022, a total of EUR 72 million cash was paid with respect to foreign exchange derivative contracts related to activities for liquidity management (2021: EUR 48 million inflow; 2020: EUR 13 million outflow).

Purchase and proceeds from non-current financial assets

In 2022, the net cash outflow is EUR 38 million.

In 2021, the net cash flow is EUR 0 million.

In 2020, the net cash outflow of EUR 66 million was mainly the cash outflow due to investment in DC Health amounting to EUR 45 million in China.

Reconciliation of liabilities arising from financing activities

Certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items, principally because of the effects of translation differences and consolidation changes.

Philips Group

Reconciliation of liabilities arising from financing activities

in millions of EUR

	Balance as of December 31, 2021	Cash flow	Currency effects and consolidation changes	Other1)	Balance as of December 31, 2022
Long term debt2)	6,933	1,045	107	27	8,111
EUR bonds	3,233	827			4,061
USD bonds	1,313	(20)	85		1,378
Leases	1,220	(260)	17	105	1,082
Forward contracts3)	934			(76)	858
Bank borrowings	203	498	4		705
Other long-term debt	30	(1)	1	(1)	28
Short term debt2)	47	47	(6)	1	89
Short-term bank borrowings	47	47	(6)	1	89
Other short-term loans
Forward contracts3)
Equity	(1,410)	(593)		869	(1,133)
Dividend payable		(418)		418
Forward contracts3)	(934)			76	(858)
Treasury shares	(476)	(174)		375	(275)
Total		500
1)Besides non-cash, other includes interest paid on leases, which is part of cash flows from operating activities2)In this table, current portion of long-term debt is included in long-term debt (and excluded from short-term debt).3)The forward contracts are related to the share buyback program and LTI plans

Philips Group

Reconciliation of liabilities arising from financing activities

in millions of EUR

	Balance as of December 31, 2020	Cash flow	Currency effects and consolidation changes	Other1)	Balance as of December 31, 2021
Long term debt2)	6,857	(226)	200	101	6,933
EUR bonds	3,229			4	3,233
USD bonds	1,210		103		1,313
Leases	1,216	(239)	98	145	1,220
Forward contracts3)	982			(48)	934
Bank borrowings	205	(1)			203
Other long-term debt	16	14			30
Short term debt2)	76	(25)	(5)		47
Short-term bank borrowings	76	(24)	(5)		47
Other short-term loans	1	(1)
Forward contracts3)
Equity	(1,181)	(2,096)		1,868	(1,410)
Dividend payable		(484)		484
Forward contracts3)	(982)			48	(934)
Treasury shares	(199)	(1,613)		1,336	(476)
Total		(2,347)
1)Besides non-cash, other includes interest paid on finance leases, which is part of cash flows from operating activities2)In this table, current portion of long-term debt is included in long-term debt (and excluded from short-term debt).3)The forward contracts are related to the share buyback program and LTI plans
24Contingencies

Accounting policies
Contingent liabilities

A contingent liability is a liability of uncertain timing and amount. Contingencies are not recognized in the balance sheet because they are dependent on the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the company or because the risk of loss is estimated to be possible but not probable or because the amount cannot be measured reliably. Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, certain information is not disclosed for legal proceedings for which the company concludes that disclosure can be expected to seriously prejudice the outcome of the matter.

Financial guarantees

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

Accounting estimates and judgments
Significant judgment is required to determine the likelihood of a potential outflow of resources. In addition, judgment is involved in determining whether the amount of an obligation can be measured with sufficient reliability. Contingencies involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties, governmental actions, tax and environmental remediation.
Contingent assets

As of December 31, 2022, the company had no material contingent assets.

Guarantees

The total fair value of guarantees recognized on the balance sheet amounts to EUR nil million for both 2022 and 2021. Remaining off-balance-sheet business related guarantees on behalf of third parties and associates to EUR 2 million in 2022 (December 31, 2021: EUR 2 million).

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

Public Investigations

The company is engaged in discussions with, and has provided information to, the US Securities and Exchange Commission (SEC) and US Department of Justice (DoJ) regarding alleged tender irregularities in the medical device industry in certain jurisdictions. These interactions are primarily focused on a number of compliance findings that the company is addressing in Brazil, China and Bulgaria. In connection with these discussions and their status, the company recorded a provision in the amount of EUR 60 million.

Given the significant uncertainty regarding the nature of the relevant events and obligations, Philips is not currently able to reliably estimate the full financial effect of a range of possible outcomes in connection with the abovementioned discussions with the SEC and DoJ beyond the recorded provision. The outcomes of these matters could have a material impact on the company’s consolidated financial position, results of operations and cash flows.

Respironics field action

On June 14, 2021, Philips’ subsidiary Philips RS North America LLC (Philips Respironics) issued a voluntary recall notification in the United States and field safety notice outside the United States for specific Philips Respironics CPAP, Bi-Level PAP, and mechanical ventilator devices (the “Recalled Devices”).

Consent decree

On August 26, 2021, the US Food and Drug Administration (FDA) commenced an inspection of the Philips Respironics manufacturing facility in Murrysville, Pennsylvania and provided Philips Respironics with its preliminary inspectional observations on November 9, 2021. Philips Respironics responded to the FDA’s inspectional observations in December 2021, which described the actions already taken by the company, as well as additional planned actions. Philips Respironics is also providing periodic updates to the FDA on its progress for the planned actions. In July 2022, Philips started discussions with the DoJ acting on behalf of the FDA on a consent decree that would address compliance requirements for future sales, the resolution of the inspectional findings and the completion of the recall. At the end of December 2022, the discussions are ongoing.

DoJ investigation

On April 8, 2022, Philips Respironics and certain of Philips’ subsidiaries in the US received a subpoena from the US DoJ to provide information related to events leading to the Respironics recall. The relevant subsidiaries are cooperating with the investigation. The criminal and civil investigation is being conducted by the US DoJ’s Consumer Protection Branch and Civil Fraud Section, and the US Attorney’s Office for the Eastern District of Pennsylvania. Given the early stages of the investigation, the company is not able to reliably estimate the financial impact, if any.

Product liability claims

Following the voluntary recall notification, a number of civil complaints have been filed in several jurisdictions against Philips Respironics and certain of its affiliates (including the company) generally alleging economic loss, personal injury and/or the potential for personal injury allegedly caused by devices subject to the recall.

In the United States, consumer and commercial class action lawsuits have been filed alleging economic loss and medical monitoring claims. Individual personal injury lawsuits have also been filed. On October 8, 2021, a Multi-District Litigation (MDL) in the US District Court for the Western District of Pennsylvania was formed, and most of these class action and personal injury lawsuits have been consolidated in the MDL for pre-trial proceedings. As of December 31, 2022, plaintiffs have filed a consolidated economic loss class action complaint on behalf of device users, hospitals, and insurers and other third-party payers, a consolidated medical monitoring class action complaint on behalf of device users, and over 300 individual personal injury complaints. The company anticipates that the number of individual personal injury complaints will increase in 2023.

In September 2022, the MDL court established a voluntary, court-approved census registry, and associated tolling, for potential claimants who have not filed claims, but may file claims in the future, relating to the Recalled Devices. The census registry replaces the private tolling agreement that had been in effect before the establishment of the census registry. At the time of termination, approximately 60,000 individuals had entered into the private tolling agreement. In the event these individuals wish to pursue or preserve their claims, they will need to file a lawsuit or register on the census registry. By December 31, 2022, approximately 13,500 individuals had joined the census registry. The company anticipates that the number of individuals on the census registry will increase in 2023.

In Australia, a consumer class action lawsuit alleging personal injury was filed against the company’s subsidiary Philips Electronics Australia Ltd on October 4, 2021. In the course of 2022, the plaintiff in the case has sought leave of the court to discontinue the class action citing that there is insufficient evidence to warrant the continuation of the class action and that since the issue of proceedings, Philips Respironics has been repairing, replacing, or refunding the devices which are the subject of the recall, meaning that any compensation relating to financial loss would be relatively confined. It is expected that the case will be discontinued in the first half of 2023.

Philips Respironics and certain of its affiliates (including the company) are also defendants in consumer class action lawsuits in Canada and Israel and collective actions in Chile, France and the Netherlands alleging economic loss and/or personal injury.

While the company believes it is probable that these lawsuits will in the aggregate lead to an outflow of economic resources for Philips Respironics or other Philips entities, given the significant uncertainty regarding the nature of the relevant events and potential obligations, the company is not currently able to reliably estimate the amount of the obligation associated with these various lawsuits. The final outcome of the lawsuits and the cost to resolve them cannot currently be determined due to a number of variables, including uncertainty regarding the ultimate number of claimants and their allegations. Moreover, Philips Respironics has not yet completed its test and research program for all of the categories of the Recalled Devices.

For the United States specifically, the relative early stage of the census registry, and lack of clarity around the nature of the specific injury each claimant is claiming, contribute to the uncertainty. In addition, the MDL court has not yet decided several significant motions, including motions to dismiss all of the complaints, and plaintiffs have not yet filed their motions for class certification in the economic loss and medical monitoring actions. Further, discovery is still in its early stages, and expert discovery has not yet begun. Moreover, Philips Respironics has not yet completed its test and research program for all of the categories of the Recalled Devices. An adverse outcome with respect to any or all of these lawsuits and/or any future claims could have a material impact on the company’s consolidated financial position, results of operations and cash flows.

Securities claims

On August 16, 2021, a securities class action complaint was filed against the company, its former CEO and its CFO in the United States District Court for the Eastern District of New York alleging violations of the Securities Exchange Act of 1934 causing damage to investors. On January 3, 2022, the lead plaintiff in the case filed its amended complaint seeking to represent individuals that purchased Philips shares between February 23, 2016, through November 12, 2021. Following the filing and briefing of the company’s motion to dismiss in the first half of 2022, plaintiff filed a second amended complaint on November 30, 2022, in which the alleged damage period was expanded to include certain share price declines that were allegedly based on disclosures made in 2022. The second amended complaint now focuses on share price declines that allegedly occurred as a result of various disclosures starting on April 26, 2021 through October 2022. The company’s motion to dismiss the second amended complaint is due in the first quarter of 2023.

On September 11, 2022, the company received a letter from shareholders representative organization European Investors-VEB ("VEB"). The VEB holds Philips and its (former) managing and supervisory directors liable for – inter alia – allegedly failing to timely disclose price-sensitive information to shareholders regarding indications of potential (severe) health risks from the use of Recalled Devices, failing to exercise proper oversight over Philips Respironics and implement and ensure a proper information and risk management structure; providing incorrect or incomplete information in the company’s financial disclosures.

It is the company’s assessment that it is possible but not probable that these cases could lead to a certain outflow of economic resources. The company is not able to reliably estimate the financial impact, if any. An adverse outcome of these cases could have a material impact on the company’s consolidated financial position, results of operations and cash flows.

Other claims

On October 12, 2021, SoClean, a company offering ozone-based cleaning products for sleep devices, filed a lawsuit against the company and certain of its affiliates alleging that the defendants’ statements about the potential adverse effect ozone cleaning may have on the recalled devices has significantly damaged its business. Philips believes that the claim is without merit and will vigorously defend itself. Motions to dismiss the case were filed in November and December 2022.

In addition, some of Philips Respironics’ business partners such as distributors and durable medical equipment providers have filed or threatened to file claims alleging economic losses suffered as a consequence of the voluntary recall. In particular, Philips Respironics is engaging with certain of its business partners on the level of compensation they allege to be entitled to under Philips Respironics’ replacement program of the Recalled Devices.

It is the company’s assessment that it is possible but not probable that these cases could lead to a certain outflow of economic resources. The company is not able to reliably estimate the financial impact, if any. In the event of an adverse outcome, these matters could have a material impact on the company’s consolidated financial position, results of operations and cash flows.

To date no provisions have been recorded for the litigation and investigations associated with the Respironics field action.

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

Philips Group

Related-party transactions

in millions of EUR

	2020	2021	2022
Sales of goods and services	204	116	111
Purchases of goods and services	57	41	46
Receivables from related parties	37	40	55
Payables to related parties	1	2	2

In the previous table, sales transactions between Philips and PMC are included amounting to EUR 101 million in 2022 (2021: EUR 106 million; 2020: EUR 191 million), under which PMC has leased the equipment to the ultimate customer. In addition to that, as part of its S&RC operations in the US, Philips Medical Capital LLC funded durable medical equipment (DMEs) providers, through loans and leases. PMC-funded transactions these DMEs entered into with Philips amount to EUR 117 million in 2022 (2021: EUR 162 million; 2020: EUR 242 million). The associated costs of these funding transactions are borne by the ultimate customer and settled directly with Philips Medical Capital LLC.

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

26Share-based compensation

Accounting policies

Philips share-based compensation is an equity-settled plan comprising restricted and performance shares. The restricted shares are subject to a three-year service condition and the performance shares include both market and non-market-based performance conditions, in addition to a three-year vesting period. These shares are awarded to the Executive Committee and Senior Management.

The grant date fair value of market-based performance shares is determined through a Monte Carlo valuation model. The grant date fair value of non-market-based performance shares and restricted shares is determined as the share price at the grant date as participants are eligible to receive dividends throughout the vesting period. The costs of share-based compensation plans are revised for expected performance (non-market-based performance shares) and forfeiture and are spread evenly over the service period.

Share-based compensation is recognized over the vesting period as personnel expense in the consolidated statement of income, with a corresponding increase to equity.

Accounting estimates and judgments

The use of a valuation model to determine market-based performance share fair value requires estimates for the expected volatility of the Philips share price and correlation among input variables.

At each reporting date, Philips calculates the expected realization the of non-market-based performance targets and revises the expected share-based compensation expense. The cumulative effect is recorded in the consolidated statement of income with a corresponding adjustment in equity.

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

Share-based compensation costs were EUR 104 million (2021: EUR 115 million; 2020: EUR 119 million). This includes the employee stock purchase plan of EUR 9 million, which is not a share-based compensation that affects equity . In the Consolidated statements of changes in equity EUR 95 million is recognized in 2022 and represent the costs of the share-based compensation plans. The amount recognized as an expense is adjusted for forfeiture. USD-denominated performance shares, restricted shares and options are granted to employees in the United States only.

Performance shares

The performance is measured over a three-year performance period. The performance shares granted in 2019 have two performance conditions, relative Total Shareholders’ Return ('TSR') compared to a peer group of 20 companies including Philips (2021: 20 companies; 2020: 20 companies, 2019; 20 companies) and adjusted Earnings Per Share growth**) ('EPS'). For performance shares granted in 2020 onwards, an additional non-financial criterion was added around sustainability. The introduction of the sustainability criterion reflects a further alignment of the remuneration package for the Board of Management with Philips‘ mission, vision and aim to act as a responsible member of society. The criterion is based on three Sustainable Development Goals ('SDG') as defined by the United Nations that are included in Philips’ strategy on sustainability (refer to Environment, Social and Governance).

The performance shares vest three years after the grant date. The number of performance shares that will vest is dependent on achieving the performance conditions provided that the grantee is still employed with the company. For the performance shares with a grant date in 2019 the two financial conditions, TSR and EPS, are equally weighted, while for the performance shares with a grant date in 2020, 2021, and 2022 the TSR is weighted 50%, EPS 40% and SDG 10%.

The amount recognized as an expense is adjusted for actual performance of adjusted EPS growth**) and the actual realization of the SDGs since these are non-market performance conditions. It is not adjusted for non-vesting or extra vesting of performance shares due to a relative TSR performance that differs from the performance anticipated at the grant date, since this is a market-based performance condition.

The fair value of the performance shares is measured based on Monte-Carlo simulation, which takes into account dividend payments between the grant date and the vesting date by including reinvested dividends as well as the market conditions expected to impact relative Total Shareholders’ Return performance in relation to selected peers. The following weighted-average assumptions were used for the 2022 grants:

  Risk-free rate: 0.43%
  Expected share price volatility: 32%

The assumptions were used for these calculations only and do not necessarily represent an indication of Management’s expectation of future developments for other purposes. The company has based its volatility assumptions on historical experience measured over a ten-year period.

A summary of the status of the company’s performance share plans as of December 31, 2022 and changes during the year are presented in the following table:

Philips Group

Performance shares

	2021		2022
	shares	weighted average grant-date fair value	shares	weighted average grant-date fair value
EUR-denominated
Outstanding as of January 1	3,545,312	41.31	3,097,713	45.28
Granted	1,121,001	50.73	2,323,435	20.55
Notional dividends1)	62,872	45.22	155,067	33.91
Vested/Issued	(1,466,223)	39.18	(434,329)	40.90
Forfeited	(272,873)	45.90	(233,556)	38.67
Adjusted quantity2)	107,624	37.67	(522,493)	40.48
Outstanding as of December 31	3,097,713	45.28	4,385,837	33.13

USD-denominated
Outstanding as of January 1	2,412,767	47.10	2,005,000	51.48
Granted	693,918	61.32	1,530,585	21.93
Notional dividends1)	41,324	51.42	98,883	37.15
Vested/Issued	(947,772)	47.48	(248,848)	45.23
Forfeited	(268,500)	51.29	(309,570)	44.04
Adjusted quantity2)	73,264	50.06	(326,066)	45.26
Outstanding as of December 31	2,005,000	51.48	2,749,983	36.66
1)Dividend declared in 2022 on outstanding shares.2)Adjusted quantity includes the adjustments made to Performance shares outstanding due to updates on the actual TSR and EPS.

As of December 31, 2022, a total of EUR 103 million of unrecognized compensation costs relate to non-vested performance shares (as of December 31, 2021 EUR 110 million; as of December 31, 2020 EUR 116 million). These costs are expected to be recognized over a weighted-average period of 1.83 years.

Restricted shares

The fair value of restricted shares is equal to the share price at grant date. The company issues restricted shares that, in general, have a 3 year cliff-vesting period provided that the grantee is still employed with the company.

A summary of the status of the company’s restricted shares as of December 31, 2022 and changes during the year are presented in the following table:

Philips Group

Restricted shares

	2021		2022
	shares	weighted average grant-date fair value	shares	weighted average grant-date fair value
EUR-denominated
Outstanding as of January 1	1,813,385	36.20	1,618,488	39.93
Granted	631,347	44.41	1,349,003	22.03
Notional dividends1)	33,430	39.69	81,500	35.67
Vested/Issued	(671,703)	33.96	(540,930)	35.82
Forfeited	(187,648)	40.19	(186,811)	35.06
Cancelled	(323)	35.72
Outstanding as of December 31	1,618,488	39.93	2,321,250	30.73

USD-denominated
Outstanding as of January 1	1,649,847	41.14	1,611,021	46.26
Granted	721,469	53.42	1,463,855	23.60
Notional dividends1)	30,551	44.99	83,151	39.37
Vested/Issued	(584,833)	40.64	(541,336)	41.48
Forfeited	(206,013)	46.09	(271,427)	38.51
Outstanding as of December 31	1,611,021	46.26	2,345,263	33.87
1)Dividend declared in 2022 on outstanding shares.

As of December 31, 2022, a total of EUR 72 million of unrecognized compensation costs relate to non-vested restricted shares (as of December 31, 2021 EUR 66 million; as of December 31, 2020 EUR 62 million). These costs are expected to be recognized over a weighted-average period of 1.84 years.

Option plans

The company granted options that expire after ten years. These options vest after three years, provided that the grantee is still employed with the company. All outstanding options have vested as of December 31, 2022.

The following tables summarize information about the company’s options as of December 31, 2022 and changes during the year:

Philips Group

Options on EUR-denominated listed share

	options	weighted average exercise price
Outstanding as of January 1, 2022	239,077	14.93
Exercised	(226,177)	14.91
Expired	(12,150)	14.82
Outstanding as of December 31, 2022	750	22.43

Exercisable as of December 31, 2022	750	22.43

The exercise prices range from EUR 14.82 to EUR 22.43. The weighted average remaining contractual term for options outstanding and options exercisable as of December 31, 2022, was 0.1 years. The aggregate intrinsic value of the options outstanding and options exercisable as of December 31, 2022, was EUR 0 million.

The total intrinsic value of options exercised during 2022 was EUR 3 million (2021: EUR 6 million, 2020: EUR 9 million).

Philips Group

Options on USD-denominated listed share

	options	weighted average exercise price
Outstanding as of January 1, 2022	150,165	19.75
Exercised	(136,665)	19.53
Expired	(11,550)	20.62
Outstanding as of December 31, 2022	1,950	30.27

Exercisable as of December 31, 2022	1,950	30.27

The exercise prices range from 19.50 to 30.27. The weighted average remaining contractual term for options outstanding and options exercisable as of December 31, 2022, was 0.1 years. The aggregate intrinsic value of the options outstanding and options exercisable as of December 31, 2022, was 0 million.

The total intrinsic value of options exercised during 2022 was USD2 million (2021; USD 7 million, 2020: USD 11 million).

As of December 31, 2022 there were no unrecognized compensation costs related to outstanding options. Cash received from exercises under the company’s option plans amounted to EUR 6 million in 2022 (2021: EUR 9 million, 2020: EUR 21 million), The actual tax deductions realized as a result of USD option exercises totaled approximately 0.6 million in 2022 (2021: EUR 1 million, 2020: EUR 3 million).

The outstanding options as of December 31, 2022 are categorized in exercise price ranges as follows:

Philips Group

Outstanding options

in millions of EUR unless otherwise stated

	options	intrinsic value in millions	weighted average remaining contractual term
EUR-denominated
10-15
15-20
20-25	750		0.1
Outstanding options	750		0.1

USD-denominated
15-20
20-25
25-30
30-35	1,950		0.1
Outstanding options	1,950		0.1

The aggregate intrinsic value in the tables and text above represents the total pre-tax intrinsic value (the difference between the company’s closing share price on the last trading day of 2022 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if the options had been exercised on December 31, 2022.

The following table summarizes information about the company’s Accelerate! options as of December 31, 2022 and changes during the year:

Philips Group

Accelerate! options

	options	weighted average exercise price
EUR-denominated
Outstanding as of January 1, 2022	136,975	18.13
Exercised	(81,975)	15.24
Outstanding as of December 31, 2022	55,000	22.43

Exercisable as of December 31, 2022	55,000	22.43

USD-denominated
Outstanding as of January 1, 2022	17,500	20.02
Exercised	(17,500)	20.02
Outstanding as of December 31, 2022

Exercisable as of December 31, 2022

The exercise prices of the Accelerate! options are EUR 15.24 and EUR 22.43 for EUR-denominated options and is USD 20.02 for USD-denominated options. The weighted average remaining contractual term for EUR-denominated Accelerate! options outstanding and exercisable as of December 31, 2022 was 0.1 years. The weighted average remaining contractual term for USD-Accelerate! options outstanding and exercisable as of December 31, 2022 was 0 years. The aggregate intrinsic value of the EUR-denominated Accelerate! options outstanding and exercisable as of December 31, 2022, was EUR 0 million. The aggregate intrinsic value of the USD-denominated Accelerate! options outstanding and exercisable as of December 31, 2022 was USD 0 million.

The total intrinsic value of Accelerate! options exercised during 2022 was EUR 1.1 million for EUR-denominated options (2021: EUR 0.7 million, 2020: EUR 1.6 million) and USD 0.3 million for USD-denominated options (2021: USD 0.7 million, 2020: USD 0.9 million).

Cash received from exercises for EUR-denominated and USD-denominated Accelerate! options amounted to EUR 1.6 million in 2022 (2021: EUR 0.7 million, 2020: EUR 1.4 million). The actual tax deductions realized as a result of Accelerate! USD options exercises totaled approximately EUR 0.1 million in 2022 (2021: EUR 0.1 million, 2020: EUR 0.1 million).

*)Executive Committee members can receive restricted share rights as a sign-on LTI awards upon hiring.
**)The definition of this non-IFRS measure and a reconciliation to the IFRS measure is included in Equity

27Information on remuneration

Remuneration of the Executive Committee

In 2022, the total remuneration costs relating to the members of the Executive Committee (consisting of 14 members throughout the year, including the members of the Board of Management) amounted to EUR 25.6 million (2021: EUR 33.4 million; 2020: EUR 33.2 million) consisting of the elements in the following table.

Philips Group

Remuneration costs of the Executive Committee1)

in EUR

	2020	2021	2022
Base salary/Base compensation	9,299,794	9,598,588	9,528,279
Annual incentive2)	6,726,768	5,250,408	208,370
Performance shares3)	13,153,975	12,610,073	11,242,581
Restricted share rights3)	288,372	1,380,644	1,191,529
Pension allowances4)	2,054,570	2,107,953	1,949,204
Pension scheme costs	382,513	306,694	288,179
Other compensation5)	1,264,908	2,104,044	1,216,163
Total	33,170,901	33,358,405	25,624,305
1)The Executive Committee consisted of 13 members as per December 31, 2022 (2021: 13 members; 2020: 15 members)2)The annual incentives are related to the performance in the year reported which are paid out in the subsequent year.3)Costs of performance shares and restricted share rights are based on accounting standards (IFRS) and do not reflect the value of performance shares at the vesting/release date4)Pension allowances are gross taxable allowances paid to the Executive Committee members in the Netherlands. These allowances are part of the pension arrangement5)The stated amounts mainly concern (share of) allowances to members of the Executive Committee that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated

As of December 31, 2022, the members of the Executive Committee (including the members of the Board of Management) held 0 stock options (2021: 184,900; 2020: 193,300).

Remuneration of the Board of Management

In 2022, the total remuneration costs relating to the members of the Board of Management amounted to EUR 8.4 million (2021: EUR 10.3 million; 2020: EUR 11.4 million), see the following table.

Philips Group

Remuneration costs of individual members of the Board of Management in EUR

	base compensation/salary	annual incentive1)	performance shares2)	restricted share rights2)	pension allowances3)	pension scheme costs	other compensation	total costs
2022
R. Jakobs4)	256,438		112,737	-	57,973	6,012	11,507	444,667
F.A. van Houten4)	1,041,849	208,370	2,930,068	-	444,051	22,121	42,533	4,688,992
A. Bhattacharya	806,250	-	763,140	-	237,250	28,133	61,308	1,896,081
M.J. van Ginneken	626,250	-	585,490	-	141,622	28,133	35,343	1,416,837
	2,730,788	208,370	4,391,434	-	880,896	84,398	150,691	8,446,577

2021
F.A. van Houten	1,325,000	850,915	2,626,295	-	565,403	27,462	57,224	5,452,299
A. Bhattacharya	790,000	360,103	1,172,533	-	233,857	27,462	68,908	2,652,864
M.J. van Ginneken	605,000	317,192	886,035	-	150,755	27,462	42,610	2,029,054
	2,720,000	1,528,211	4,684,863	-	950,014	82,387	168,742	10,134,217
2020
F.A. van Houten	1,325,000	1,298,500	2,874,467	-	565,922	27,001	62,176	6,153,067
A. Bhattacharya	785,000	596,600	1,295,996	-	233,126	27,001	70,267	3,007,990
M.J. van Ginneken	580,000	437,920	952,453	-	158,800	27,001	46,986	2,203,160
	2,690,000	2,333,020	5,122,916	-	957,849	81,004	179,428	11,364,217
1)The annual incentives are related to the performance in the year reported which are paid out in the subsequent year.2)Costs of performance shares and restricted share rights are based on accounting standards (IFRS) and do not reflect the value of performance shares at the vesting/release date3)The stated amounts mainly concern (share of) allowances to members of the Board of Management that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated.4)As per October 15, 2022, Roy Jakobs was appointed as CEO of the company. The table includes actual costs incurred in respect of the remuneration received by Mr Van Houten and Mr Jakobs, respectively, as CEO.

The accumulated annual pension entitlements and the pension costs of individual members of the Board of Management are as follows:

Philips Group

Accumulated annual pension entitlements and pension-related costs in EUR unless otherwise stated

	age at December 31, 2022	accumulated annual pension as of December 31, 2022	total pension related costs
R. Jakobs	48	53,175	63,985
A. Bhattacharya	61	37,446	265,383
M.J. van Ginneken	49	50,614	169,755
Pension costs			965,294

When pension rights are granted to members of the Board of Management, necessary payments (if insured) and all necessary provisions are made in accordance with the applicable accounting principles. In 2022, no (additional) pension benefits were granted to former members of the Board of Management.

Remuneration of the Supervisory Board

The remuneration of the members of the Supervisory Board amounted to EUR 1.5 million (2021: EUR 1.3 million; 2020: 1.3 million). Former members received no remuneration.

The members of the Supervisory Board do not receive any share-based remuneration. Therefore, as of December 31, 2022 the members of the Supervisory Board held no stock options, performance shares or restricted shares.

The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration:

Philips Group

Remuneration of the Supervisory Board

in EUR

	membership	committees	other compensation1)	total
2022
F. Sijbesma	155,000	35,000	16,345	206,345
P.A.M. Stoffels	115,000	35,000	27,269	177,269
N. Dhawan	35,616	6,411	5,808	47,836
D.E.I. Pyott	100,000	35,000	17,269	152,269
A.M. Harrison	100,000	14,000	12,269	126,269
M.E. Doherty	100,000	27,000	24,769	151,769
P. Löscher	100,000	32,000	24,769	156,769
I. Nooyi	100,000	14,000	17,269	131,269
S.K. Chua	100,000	18,000	22,269	140,269
H. Verhagen	100,000	14,000	7,269	121,269
S. Poonen	100,000	18,000	17,269	135,269
	1,105,616	248,411	192,574	1,546,602
2021
J. van der Veer	53,507	12,082	3,916	69,505
C.A. Poon	39,699	16,915	783	57,397
N. Dhawan	100,000	18,000	2,269	120,269
O. Gadiesh	34,521	4,833	783	40,137
D.E.I. Pyott	100,000	36,370	2,269	138,639
P.A.M. Stoffels	109,863	27,808	4,769	142,440
A.M. Harrison	100,000	14,000	2,269	116,269
M.E. Doherty	100,000	27,000	4,769	131,769
P. Löscher	100,000	32,000	4,769	136,769
F. Sijbesma	141,301	27,808	8,237	177,346
I. Nooyi	100,000	14,000	2,269	116,269
S.K. Chua	65,753	11,836	1,492	79,081
	1,044,644	242,652	38,595	1,325,891
2020
J. van der Veer	155,000	35,000	11,345	201,345
C.A. Poon	115,000	49,000	7,269	171,269
P. Löscher	66,667	21,333	1,513	89,513
F. Sijbesma	76,667	9,333	1,513	87,513
N. Dhawan	100,000	18,000	7,269	125,269
O. Gadiesh	100,000	14,000	2,269	116,269
D.E.I. Pyott	100,000	42,000	12,269	154,269
P.A.M. Stoffels	100,000	9,333	9,769	119,102
A.M. Harrison	100,000	14,000	2,269	116,269
M.E. Doherty	100,000	24,000	9,769	133,769
	1,013,333	236,000	65,254	1,314,587
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

Philips Group

Shares held by Board members1)2)

in number of shares

	December 31, 2021	December 31, 2022
R. Jakobs	101,156	109,422
F.A. van Houten	525,761	578,840
A. Bhattacharya	148,365	169,517
M.J. van Ginneken	110,528	123,914
P. Stoffels	-	17,000
S. Poonen	-	3,000
I. Nooyi	-	3,100
D. Pyott	-	19,000
S.K. Chua	-	2,000
F. Sijbesma	-	12,500
M. Harrison	-	1,500
P. Löscher	-	20,732
1)Reference date for board membership is December 31, 2022. 2)The total shares held by the members of the Board of Management is less than 1% of the company's issued share capital.

28Fair value of financial assets and liabilities

Accounting policies
Fair value hierarchy

For financial reporting purposes, financial instruments are categorized into Level 1, 2 or 3, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are as follows:

  Level 1 – inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets that the company can access at the measurement date.
  Level 2 – all significant inputs (other than quoted prices included within Level 1) are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).
  Level 3 – one or more of the significant inputs are not based on observable market data, such as third-party pricing information without adjustments, for the asset or liability.

Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period during which the change has occurred.

Offsetting and master netting agreements

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when, and only when, the company has currently a legally enforceable right to set-off the amounts and the group intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Accounting estimates and judgments

Determining the fair value of financial instruments requires the use of estimates according to the method applied for each type of financial asset of liability. The estimated fair value of financial instruments has been determined by the company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that will ultimately be realized by the company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

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

The fair value of debt is estimated on the basis of the quoted market prices for certain issuances, or on the basis of discounted cash flow analysis using market rates plus Philips’ spread for the particular tenors of the borrowing arrangement. Accrued interest is not included within the carrying amount or estimated fair value of debt.

The fair value of contingent consideration is dependent on the terms of the respective acquisition agreement that may require Philips to pay additional consideration to former shareholders if specified future events occur or conditions are met, such as the achievement of certain regulatory milestones or the achievement of certain commercial milestones. The fair value of the contingent consideration provision is generally determined using a probability-weighted and a risk-adjusted approach to estimate the achievement of future regulatory and commercial milestones, respectively. The discount rates used in the risk adjusted approach reflect the inherent risk related to achieving the commercial milestones. Both regulatory and commercial milestones are discounted for the time value of money at risk-free rates. The fair value measurement is based on management’s estimates and assumptions and hence classified as Level 3 in the fair value hierarchy.

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

Philips Group

Fair value of financial assets and liabilities

in millions of EUR

	carrying amount	estimated fair value1)	Level 1	Level 2	Level 3
December 31, 2022

Financial assets
Carried at fair value:
Debt instruments	232	232			232
Equity instruments	4	4	1		2
Other financial assets	86	86		35	51
Financial assets carried at FVTP&L	322	322	1	35	285
Debt instruments	25	25		25
Equity instruments	259	259	30		229
Current financial assets	9	9			9
Receivables - current	26	26			26
Financial assets carried at FVTOCI	319	319	30	25	264
Derivative financial instruments	127	127		127
Financial assets carried at fair value	768	768	32	187	549

Carried at (amortized) cost:
Cash and cash equivalents	1,172
Loans and receivables:
Current loans receivables	2
Other non-current loans and receivables	54
Receivables - current	4,088
Receivables - non-current	279
Financial assets carried at (amortized) cost	5,596
Total financial assets	6,364

Financial liabilities
Carried at fair value:
Contingent consideration	(113)	(113)			(113)
Financial liabilities carried at FVTP&L	(113)	(113)			(113)
Derivative financial instruments	(211)	(211)		(211)
Financial liabilities carried at fair value	(324)	(324)		(211)	(113)

Carried at (amortized) cost:
Accounts payable	(1,968)
Interest accrual	(71)
Debt (Corporate bonds and leases)	(6,520)	(6,083)	(5,001)	(1,082)
Debt (excluding corporate bonds and leases)	(1,680)
Financial liabilities carried at (amortized) cost	(10,240)
Total financial liabilities	(10,564)
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

Philips Group

Fair value of financial assets and liabilities

in millions of EUR

	carrying amount	estimated fair value1)	Level 1	Level 2	Level 3
December 31, 2021

Financial assets
Carried at fair value:
Debt instruments	233	233			233
Equity instruments	4	4	4
Other financial assets	46	46		34	12
Financial assets carried at FVTP&L	283	283	4	34	245
Debt instruments	27	27		27
Equity instruments	273	273	63		210
Current financial assets	-	-
Receivables - current	68	68			68
Financial assets carried at FVTOCI	368	368	63	27	278
Derivative financial instruments	63	63		63
Financial assets carried at fair value	714	714	67	124	523

Carried at (amortized) cost:
Cash and cash equivalents	2,303
Loans and receivables:
Current loans receivables	2
Other non-current loans and receivables	47
Receivables - current	3,720
Receivables - non-current	224
Financial assets carried at (amortized) cost	6,296
Total financial assets	7,010

Financial liabilities
Carried at fair value:
Contingent consideration	(208)	(208)			(208)
Financial liabilities carried at FVTP&L	(208)	(208)			(208)
Derivative financial instruments	(202)	(202)		(202)
Financial liabilities carried at fair value	(410)	(410)		(202)	(208)

Carried at (amortized) cost:
Accounts payable	(1,872)
Interest accrual	(52)
Debt (Corporate bonds and leases)	(5,765)	(6,396)	(5,177)	(1,220)
Debt (excluding corporate bonds and leases)	(1,214)
Financial liabilities carried at (amortized) cost	(8,904)
Total financial liabilities	(9,314)
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

Philips Group

Reconciliation of Level 3 fair value measurements

in millions of EUR

	Financial assets	Financial liabilities
Balance as of January 1, 2022	523	208
Acquisitions		96
Purchase	131
Sales	(76)
Utilizations		(105)
Recognized in profit and loss:
other business income		(85)
financial income and expenses1)	7	(8)
Recognized in other comprehensive income2)		8
Receivables held to collect and sell	(41)
Reclassification	5
Balance as of December 31, 2022	549	113
1)Refer to Financial income and expenses for details. 2)Includes translation differences

Philips Group

Reconciliation of Level 3 fair value measurements

in millions of EUR

	Financial assets	Financial liabilities
Balance as of January 1, 2021	411	318
Acquisitions		16
Purchase	113
Sales	(122)
Utilizations		(48)
Recognized in profit and loss:
other business income		(87)
financial income and expenses	98	1
Recognized in other comprehensive income1)	12	9
Receivables held to collect and sell	(25)
Reclassification from associates	36
Balance as of December 31, 2021	523	208
1)Includes translation differences
Offsetting and master netting agreements

Transactions in derivatives are subject to master netting and set-off agreements. In the case of certain termination events, under the terms of the master agreement, Philips can terminate the outstanding transactions and aggregate their positive and negative values to arrive at a single net termination sum (or close-out amount). This contractual right is subject to the following:

  The right may be limited by local law if the counterparty is subject to bankruptcy proceedings.
  The right applies on a bilateral basis.

Philips Group

Financial assets subject to offsetting, enforceable master netting arrangements or similar agreements

in millions of EUR

	2021	2022
Derivatives
Gross amounts of recognized financial assets	63	127
Gross amounts of recognized financial liabilities offset in the balance sheet
Net amounts of financial assets presented in the balance sheet	63	127

Related amounts not offset in the balance sheet
Financial instruments	(47)	(54)
Net amount	17	73

Philips Group

Financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements

in millions of EUR

	2021	2022
Derivatives
Gross amounts of recognized financial liabilities	(202)	(211)
Gross amounts of recognized financial assets offset in the balance sheet
Net amounts of financial liabilities presented in the balance sheet	(202)	(211)

Related amounts not offset in the balance sheet
Financial instruments	47	54
Net amount	(155)	(157)

29Details of treasury and other financial risks

Accounting policies
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

Accounting estimates and judgments

Financial assets are subject to impairment assessment, which involves estimating expected credit losses. Refer to Other financial assets for accounting policies on impairment of financial assets.

Philips is exposed to several types of financial risks which are further analyzed below. Philips does not purchase or hold derivative financial instruments for speculative purposes. Information regarding financial instruments is included in Fair value of financial assets and liabilities.

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

The rating of the company’s debt by major rating agencies may improve or deteriorate. As a result, Philips’ future borrowing capacity may be influenced and its financing costs may fluctuate. Philips has various sources to mitigate the liquidity risk for the group. As of December 31, 2022, Philips had EUR 1,172 million in cash and cash equivalents (2021: EUR 2,303 million), within which short-term deposits of EUR 482 million (2021: EUR 1,357 million). Cash and cash equivalents include all cash balances, money market funds and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. Philips pools cash from subsidiaries to the extent legally and economically feasible; cash not pooled remains available for the company’s operational or investment needs.

Philips faces cross-border foreign exchange controls and/or other legal restrictions in a few countries that could limit its ability to make these balances available on short notice for general use by the group.

Philips has a USD 2.5 billion Commercial Paper Program and a EUR 1 billion committed standby revolving credit facility that can be used for general group purposes, such as a backstop for its Commercial Paper Program. As of December 31, 2022, Philips did not have any loans outstanding under either facility. These facilities do not have a material adverse change clause, have no financial covenants and no credit-rating-related acceleration possibilities. Philips issued commercial paper of EUR 200 million in September 2022 and EUR 101 million in October 2022, that was repaid throughout the fourth quarter of 2022. In addition, Philips secured a EUR 1 billion credit facility in the fourth quarter of 2022 that can be used for general corporate purposes. As of December 31, 2022, Philips had EUR 500 million outstanding under the credit facility. The facility does not have a material adverse change clause, has no financial covenants and no credit-rating-related acceleration possibilities. As per March 9, 2020, Philips established a Euro Medium-Term Note (EMTN) program, a framework that facilitates the issuance of notes for a total amount up to EUR 10 billion. In 2022, Philips issued three new tranches under the program for a total of EUR 2 billion, while also redeeming its outstanding 2023 and 2024 Notes and issuing a tender offer on the outstanding 2025 and 2026 Notes. For a description of Philips’ credit facilities, refer to Debt.

In addition to cash and cash equivalents, as of December 31, 2022, Philips also held EUR 32 million of listed (level 1) equity investments at fair value (classified as other non-current financial assets).

The following table presents a summary of the Group’s fixed contractual cash obligations and commitments as of December 31, 2022. These amounts are an estimate of future payments which could change as a result of various factors such as a change in interest rates, foreign exchange, contractual provisions, as well as changes in business strategy and needs. Therefore, the actual payments made in future periods may vary from those presented in the following table:

Philips Group

Contractual cash obligations1)2)

in millions of EUR

		payments due by period
	total	less than 1 year	1-3 years	3-5 years	after 5 years
Long-term debt	8,168	842	1,760	1,809	3,757
Short-term debt	89	89
Interest on debt	1,683	159	304	264	956
Derivative liabilities	210	208	2
Purchase obligations3)	782	336	412	21	12
Trade and other payables	1,968	1,968
Contractual cash obligations	12,901	3,603	2,478	2,094	4,725
1)Amounts in this table are undiscounted2)This table excludes post-employment benefit plan contribution commitments and income tax liabilities in respect of tax risks because it is not possible to make a reasonably reliable estimate of the actual period of cash settlement.3)Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding for the Group. They specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. They do not include open purchase orders or other commitments which do not specify all significant terms.

Philips has contracts with investment funds where it committed itself to make, under certain conditions, capital contributions to these funds of an aggregated remaining amount of EUR 127 million (2021: EUR 116 million). As of December 31, 2022 capital contributions already made to these investment funds are recorded as non-current financial assets.

Philips offers voluntary supply chain finance programs with third parties which provide participating suppliers the opportunity to factor their trade receivables at the sole discretion of both the suppliers and the third parties. Philips continues to recognize these liabilities as trade payables and settles them accordingly on the invoice maturity date based on the terms and conditions these arrangements. As of December 31, 2022 approximately EUR 151 million (2021: EUR 139 million)of the Philips account payable were transferred under these arrangements.

With respect to the Respironics field action, please refer to Contingencies. The management continues to monitor the risks associated with such potential claims and its impact on liquidity position, if any.

Leasing activities

The company leases various items of real estate, vehicles and other equipment where it acts as a lessee. The company has multiple extension and termination options in a number of lease contracts. These are used to maximize operational flexibility in terms of managing the assets used in the company's operations. The options considered reasonably certain are part of lease liabilities. However, the options not considered reasonably certain are not part of lease liability, which exposes the company to potential future cash outflows amounting to EUR 400 million. In addition, the company is committed to leases not yet commenced to EUR 93 million. The company's lease contracts do not contain financial covenants.

The company enters into sale-and-leaseback transactions primarily for its Sleep & Respiratory Care businesses. These transactions are accounted for at market value. The payments for these leases are considered in determining lease liabilities. Principal repayments are part of cash flows used for financing activities and interest payments are part of cash flows used for operating activities. The cash inflows arising from the sales transactions are part of cash flows provided by financing activities. Lease payments under sale-and-leaseback arrangements for 2022 were EUR 72 million (2021: EUR 85 million). The remaining minimum payment under sale-and-leaseback arrangements included in lease obligations above are as follows:

Philips Group

Remaining minimum payments under sale-and-leaseback arrangements

in millions of EUR

2023	55
2024	38
2025	23
2026	14
2027	5
Thereafter	18

Philips has leasing activities where it acts as lessor. In such arrangements, Philips provides the customer with a right to use of medical equipment in exchange for a series of payments. Residual values of assets under lease form an insignificant part of the carrying amount of those assets. Residual values are influenced by asset market prices and are therefore subject to management estimation. Residual values are at least reassessed on an annual basis, or more often when necessary. Reassessments are based on a combination of realization of assets sold, expert knowledge and judgment of local markets. For lease receivables, the value of unguaranteed residual values as of December 31, 2022 was EUR 0.6 million (2021: EUR 0.2 million). In order to reduce residual value risk exposures there may be residual value guarantees or purchase options embedded in the customer contract. Credit risk for lease receivables is reviewed regularly and mitigated, for example, by retaining a security interest in the leased asset.

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

The following table outlines the estimated nominal value in millions of EUR for committed and anticipated transaction exposure and related hedges for Philips’ most significant currency exposures consolidated as of December 31, 2022:

Philips Group

Estimated transaction exposure and related hedges

in millions of EUR

	Sales/Receivables		Purchases/Payable
	exposure	hedges	exposure	hedges
Balance as of December 31, 2022
Exposure currency
USD	1,754	(1,530)	(979)	936
JPY	479	(289)	(9)	9
GBP	303	(188)	(7)	7
CNY	346	(259)	(80)	79
CAD	203	(138)
PLN	65	(62)
AUD	139	(92)	(1)	1
CHF	132	(56)	(3)	2
CZK	48	(50)
SEK	55	(17)	(1)	1
RUB	192	(192)	(129)	129
Others	64	(46)	(259)	162
Total 2022	3,779	(2,920)	(1,468)	1,326
Total 2021	5,131	(3,363)	(1,559)	1,322

Philips uses foreign exchange spot and forward contracts, as well as zero cost collars in hedging the exposure. The derivatives related to transactions are, for hedge accounting purposes, split into hedges of on-balance-sheet accounts receivable/ payable and forecasted sales and purchases. Changes in the value of on-balance-sheet foreign-currency accounts receivable/payable, as well as the changes in the fair value of the hedges related to these exposures, are reported in the income statement under costs of sales. The RUB as shown in the table above was hedged for part of the year till Q2 2022. Hedges related to forecasted transactions, where hedge accounting is applied, are accounted for as cash flow hedges. The results from such hedges are deferred in other comprehensive income within equity to the extent that the hedge is effective. As of December 31, 2022, a loss of EUR 2 million was deferred in equity as a result of these hedges (2021: EUR 25 million loss). The result deferred in equity will be released to earnings mostly during 2023 at the time when the related hedged transactions affect the income statement. During 2022,  EUR 1 million  (2021: EUR nil million net gain) was recorded in the consolidated statement of income as a result of ineffectiveness on certain anticipated cash flow hedges. Ineffectiveness arises when anticipated exposures are no longer expected to be highly probable. During 2022, a loss of EUR 42 million included in the cash flow hedges reserve in equity pertaining to changes in fair value of foreign exchange forward contracts attributable to forward points and changes in the time value of option contracts was released to income statement.

The total net fair value of hedges related to transaction exposure as of December 31, 2022, was an unrealized gain of EUR 6 million. The estimated impact of a 10% increase of value of the EUR is estimated to be EUR 114 million. The following table contains an overview of the instantaneous 10% increase in the value of EUR against major currencies.

Philips Group

Estimated impact of 10% increase of value of the EUR on the fair value of hedges

in millions of EUR

	2021	2022
USD	78	68
JPY	13	15
GBP	14	16
CHF	5	4
PLN	3	2
RUB	10	0

The EUR 114 million increase includes a gain of EUR 41 million that would impact the income statement, which would largely offset the opposite revaluation effect on the underlying accounts receivable and payable, and the remaining gain of EUR 73 million would be recognized in equity to the extent that the cash flow hedges were effective.

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

Translation exposure of foreign-currency equity invested in consolidated entities is generally not hedged. If a hedge is entered into, it is accounted for as a net investment hedge. Net current-period change, before tax, of the currency translation reserve of EUR 748 million mainly relates to the development of the USD versus the EUR. As of December 31, 2022, a weakening of USD by 10% versus the EUR would result in a decrease in the currency translation reserve in equity of approximately EUR 1,132 million, while a strengthening of USD by 10% versus the EUR would result in an increase in the currency translation reserve in equity of approximately EUR 1,384 million. Refer to the country risk paragraph for countries with significant foreign currency denominated equity invested.

As of December 31, 2022, cross-currency interest rate swaps for a nominal value of USD 500 million (liability at fair value: EUR 147 million) and external bond funding for a nominal value of USD 1,490 million (liability at book value: EUR 1,378 million) were designated as net investment hedges of financing investments in foreign operations for an equal amount. During 2022 a total loss of EUR 1.1 million was recognized in the income statement as ineffectiveness on net investment hedges, arising from counterparty and own credit risk.

The total net fair value of financing derivatives as of December 31, 2022, was a liability of EUR 147 million. An instantaneous 10% increase in the value of the EUR against all currencies would lead to an increase of EUR 192 million in the value of the derivatives, including a EUR 191 million increase related to the USD.

As of December 31, 2021, cross-currency interest rate swaps for a nominal value of USD 500 million (liability at fair value: EUR 116 million) and external bond funding for a nominal value of USD 1,473 million (liability at book value: EUR 1,313 million) were designated as net investment hedges of financing investments in foreign operations for an equal amount. During 2021 a total gain of EUR 1.1 million was recognized in the income statement as ineffectiveness on net investment hedges, arising from counterparty and own credit risk.

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

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As of December 31, 2022, Philips had outstanding debt of EUR 8,201 million (2021: EUR 6,980 million), which constitutes an inherent interest rate risk with potential negative impact on financial results. At year-end, Philips held EUR 1,172 million in cash and cash equivalents (2021: EUR 2,303 million), and had total long-term debt of EUR 7,270 million (2021: EUR 6,473 million) and total short-term debt of EUR 931 million (2021: EUR 506 million). As of December 31, 2022, Philips had a ratio of fixed-rate long-term debt to total outstanding debt of approximately 80% compared to 90% one year earlier. Philips debt has a long maturity profile with an average tenor of long-term debt of 6.1 years with maturities up to 2042.

The following table provides the impact of a 1% increase/decrease of interest rates on the fair value of the debt and the annualized net interest expenses.

Philips Group

Net debt1) and interest rate sensitivity

in millions of EUR

	2021	2022
Impact 1% interest increase on the fair value of the fixed-rate long-term debt2)3)	(297)	(274)
Impact 1% interest decrease on the fair value of the fixed-rate long-term debt2)3)	298	274
Impact 1% interest increase on the annualized net interest expense4)	20	4
1)The definition of this non-IFRS measure and a reconciliation to the IFRS measure is included in Equity2)The sensitivity analysis conducted shows that if long-term interest rates were to increase/decrease instantaneously by 1% from their level of December 31, 2022, with all other variables (including foreign exchange rates) held constant.3)Fixed-rate long-term debt is excluding forward contracts.4)The impact is based on the outstanding net cash position (after excluding fixed-rate debt) as of December 31, 2022.

Global regulators and central banks have been driving international efforts to reform key benchmark interest rates (Interbank Offered Rate or IBOR rates). The market has transitioned to alternative risk-free reference rates (RFRs) that are transaction-based. LIBOR has been discontinued for most currencies and maturities after December 31, 2021, except for the US-dollar for which certain maturities are expected to be phased out in 2023. The company has no interest rate hedging relationships which get affected by the reform and does not expect any significant impact on existing contracts due to change in the interest rates. The company implemented new alternative risk-free rates from January 1, 2022 and the impact upon transition was EUR 1 million financial expense.

Equity price risk

Equity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in equity prices.

Philips is a shareholder in some publicly listed companies and as a result is exposed to potential financial loss through movements in their share prices. The aggregate equity price exposure in such financial assets amounted to approximately EUR 32 million as of December 31, 2022 (2021: EUR 67 million). Philips does not hold derivatives in the above-mentioned listed companies. Philips also has shareholdings in several privately-owned companies amounting to EUR 229 million, mainly consisting of minority stakes in companies in various industries. As a result, Philips is exposed to potential value adjustments.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices.

Philips is a purchaser of certain base metals, precious metals and energy. Philips may hedge certain commodity price risks using derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity price volatility. As of December 31, 2022 and 2021, respectively, Philips did not have any significant outstanding financial commodity derivatives.

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

The following table shows the number of financial institutions with credit rating A- and above with which Philips has cash at hand and short-term deposits above EUR 10 million as of December 31, 2022.

Philips Group

Credit risk with number of counterparties

for deposits above EUR 10 million

	10-100 million	100-500 million	500 million and above
AA- rated bank counterparties	1	0	0
A+ rated bank counterparties	3	1	0
A rated bank counterparties	0	1	0
A- rated bank counterparties	1	1	0
	5	3	0

For an overview of the overall maximum credit exposure related to debt instruments, derivatives and loans and receivables, refer to Fair value of financial assets and liabilities.

Country risk

Country risk is the risk that political, legal, or economic developments in a single country could adversely impact performance. The country risk per country is defined as the sum of the equity of all subsidiaries and associated companies in country cross-border transactions, such as intercompany loans, accounts receivable from third parties and intercompany accounts receivable. The country risk is monitored on a regular basis.

As of December 31, 2022, the company had country risk exposure of EUR 14.0 billion in the United States, EUR 1.3 billion in China (including Hong Kong). Other countries higher than EUR 500 million are Germany EUR 808 million, United Kingdom EUR 766 million, and Japan EUR 639 million. Other country which have significant exposure is  Singapore EUR 206 million. The degree of risk of a country is taken into account when new investments are considered. The company does not, however, use financial derivative instruments to hedge country risk.

The impact of hyperinflation is also routinely assessed and was not material for the periods presented.

Other insurable risks

Philips is insured for a broad range of losses by global insurance policies in the areas of property damage/ business interruption, general and product liability, transport, directors’ and officers’ liability, employment practice liability, crime and cybersecurity. The counterparty risk related to the insurance companies participating in the above-mentioned global insurance policies is actively managed. As a rule, Philips only selects insurance companies with a financial strength of at least A-. Throughout the year the counterparty risk is monitored on a regular basis.

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

For all policies, deductibles are in place, which vary from EUR 0.3 million to EUR 10 million per occurrence and this variance is designed to differentiate between the existing risk categories within Philips. Above a first layer of working deductibles, Philips operates its own re-insurance captive, which during 2022 retained EUR 25 million per claim and EUR 50 million in the annual aggregate for general, product, professional liability, and marine cargo claims.

New contracts were signed effective December 31, 2022, for the coming year, whereby the re-insurance captive retentions remained the same.

30Subsequent events

On January 30, 2023, Philips announced plans to create value with sustainable impact, which is based on focused organic growth to deliver patient- and people-driven innovation at scale with improved execution as key value driver, prioritizing patient safety and quality, supply chain reliability and a simplified operating model. In addition to the reduction of its workforce by 4,000 roles announced in October 2022, Philips plans to reduce its workforce by an additional 6,000 roles globally by 2025, of which 3,000 will be implemented in 2023 in line with the relevant local regulations and processes. These reductions are focused on Corporate and Functions optimization and non-core activities, for which charges in 2023 are expected to be approximately EUR 470 million.

14Further information

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

Additionally, Philips provides forward-looking targets for comparable sales growth, adjusted EBITA margin improvement, free cash flow and organic ROIC, which are non-IFRS financial measures. Philips has not provided a quantitative reconciliation of these targets to the most directly comparable IFRS measures because certain information needed to reconcile these non-IFRS financial measures to the most comparable IFRS financial measures are dependent on specific items or impacts which are not yet determined, are subject to uncertainty and variability in timing and amount due to their nature, are outside of Philips’ control, or cannot be predicted, including items and impacts such as currency exchange rates, acquisitions and disposals, legal and tax gains and losses and pension settlements, charges and costs such as impairments, restructuring and acquisition-related charges, amortization of intangible assets and net capital expenditures. Accordingly, reconciliations of these non-IFRS forward looking financial measures to the most directly comparable IFRS financial measures are not available without unreasonable effort. Such unavailable reconciling items could significantly impact the results of operations and financial condition.

Comparable sales growth

Comparable sales growth represents the period-on-period growth in sales excluding the effects of currency movements and changes in consolidation. As indicated in General information to the Consolidated financial statements , foreign currency sales and costs are translated into Philips’ presentation currency, the euro, at the exchange rates prevailing at the respective transaction dates. As a result of significant foreign currency sales and currency movements during the periods presented, the effects of translating foreign currency sales amounts into euros could have a material impact on the comparability of sales between periods. Therefore, these impacts are excluded when presenting comparable sales in euros by translating the foreign currency sales of the previous period and the current period into euros at the same average exchange rates. In addition, the years presented were affected by a number of acquisitions and divestments, as a result of which various activities were consolidated or deconsolidated. The effect of consolidation changes has also been excluded in arriving at the comparable sales. For the purpose of calculating comparable sales, when a previously consolidated entity is sold or control is lost, relevant sales for that entity of the corresponding prior year period are excluded. Similarly, when an entity is acquired and consolidated, relevant sales for that entity of the current year period are excluded.

Comparable sales growth is presented for the Philips Group, operating segments and geographic area. Philips’ believes that the presentation of comparable sales growth is meaningful for investors to evaluate the performance of Philips’ business activities over time. Comparable sales growth may be subject to limitations as an analytical tool for investors, because comparable sales growth figures are not adjusted for other effects, such as increases or decreases in prices or quantity/volume. In addition, interaction effects between currency movements and changes in consolidation are not taken into account.

Philips Group

Sales growth composition by segment

in %

	nominal growth	consolidation changes	currency effects	comparable growth
2022 versus 2021
Diagnosis & Treatment	6.2	0.0	(6.8)	(0.7)
Connected Care	(3.7)	(0.1)	(7.0)	(10.8)
Personal Health	5.7	0.0	(5.7)	0.1
Philips Group	3.9	(0.2)	(6.5)	(2.8)
2021 versus 2020
Diagnosis & Treatment	5.6	0.0	2.5	8.1
Connected Care	(17.5)	(7.2)	2.2	(22.6)
Personal Health	7.2	0.0	1.6	8.8
Philips Group	(0.9)	(2.5)	2.2	(1.2)
2020 versus 2019
Diagnosis & Treatment	(3.7)	(1.0)	2.3	(2.3)
Connected Care	18.6	0.7	2.3	21.6
Personal Health	(9.0)	0.0	2.8	(6.2)
Philips Group	1.0	(0.5)	2.4	2.9

Philips Group

Sales growth composition by geographic area

in %

	nominal growth	consolidation changes	currency effects	comparable growth
2022 versus 2021
Western Europe	(1.2)	(1.3)	(0.4)	(2.8)
North America	11.9	0.2	(12.4)	(0.3)
Other mature geographies	(3.0)	0.0	2.5	(0.5)
Total mature geographies	5.9	(0.3)	(6.7)	(1.1)
Growth geographies	(0.8)	-	(6.0)	(6.9)
Philips Group	3.9	(0.2)	(6.5)	(2.8)
2021 versus 2020
Western Europe	(1.5)	(1.3)	(0.4)	(3.2)
North America	(1.5)	(5.5)	3.6	(3.4)
Other mature geographies	(3.2)	(0.1)	3.6	0.3
Total mature geographies	(1.8)	(3.5)	2.4	(2.8)
Growth geographies	1.2	-	1.8	3.0
Philips Group	(0.9)	(2.5)	2.2	(1.2)
2020 versus 2019
Western Europe	11.2	(1.1)	0.1	10.2
North America	(0.3)	(0.3)	1.9	1.3
Other mature geographies	(3.0)	(0.5)	0.4	(3.1)
Total mature geographies	2.5	(0.6)	1.1	3.0
Growth geographies	(2.6)	(0.2)	5.4	2.6
Philips Group	1.0	(0.5)	2.4	2.9

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

Other items are defined as any individual item with an income statement impact (loss or gain) that is deemed by management to be both significant and incidental to normal business activity. This includes the following: litigation costs and settlements in favor of (or against) the company, gains (or losses) on sale of businesses or assets, remediation costs, impairment of assets, portfolio realignment charges, environmental charges and other items which are individually above an amount of EUR 20 million in a quarter, or an individual item which is above EUR 40 million across multiple quarters. Refer to Net income, Income from operations (EBIT) and Adjusted EBITA within the Results of operations section of Financial performance.

Philips considers the use of Adjusted EBITA appropriate as Philips uses it as a measure of segment performance and as one of its strategic drivers to increase profitability through re-allocation of its resources towards opportunities offering more consistent and higher returns. This is done with the aim of making the underlying performance of the businesses more transparent.

EBITA excludes amortization and impairment of acquired intangible assets (and impairment of goodwill), which primarily relates to brand names, customer relationships and technology, as Philips believes that such amounts are inconsistent in amount and frequency, are significantly impacted by the timing and/or size of acquisitions and do not factor into its decisions on allocation of its resources across segments. Although we exclude amortization and impairment of acquired intangible assets from the Adjusted EBITA measure, Philips believes that it is important for investors to understand that these acquired intangible assets contribute to revenue generation.

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

Adjusted EBITA is not a recognized measure of financial performance under IFRS. The reconciliation of Adjusted EBITA to the most directly comparable IFRS measure, Net income, for the years indicated is presented in the following table. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

Philips Group

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2022
Net Income	(1,605)
Discontinued operations, net of income taxes	(13)
Income tax expense	(113)
Investments in associates, net of income taxes	2
Financial expenses	258
Financial income	(58)
Income from operations	(1,529)	404	(2,246)	515	(202)
Amortization and impairment of acquired intangible assets	363	143	199	15	7
Impairment of goodwill	1,357	27	1,331
EBITA	192	573	(716)	531	(196)
Restructuring and acquisition-related charges	202	21	108	11	61
Other items:	925	180	703	(4)	46
Respironics field-action provision	250		250
Respironics field-action running remediation costs	210		210
R&D project impairments	134	120	12	3
Portfolio realignment charges	109		109
Impairment of assets in S&RC	39		39
Provision for public investigations tender irregularities	60	60
Provisions for quality actions in Connected Care	59		59
Remaining items	63	-	24	(6)	46
Adjusted EBITA	1,318	774	95	538	(89)

Philips Group

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2021
Net Income	3,323
Discontinued operations, net of income taxes	(2,711)
Income tax expense	(103)
Investments in associates, net of income taxes	4
Financial expenses	188
Financial income	(149)
Income from operations	553	941	(722)	576	(242)
Amortization and impairment of acquired intangible assets	322	153	148	15	6
Impairment of goodwill	15	2	13
EBITA	890	1,097	(562)	591	(236)
Restructuring and acquisition-related charges	95	7	93	(1)	(5)
Other items:	1,069	(32)	965	-	136
Respironics field-action provision	719	-	719		-
Respironics field-action running remediation costs	94		94
Provisions for quality actions in Connected Care	94		94
Loss on divestment of business	76				76
Remaining items	87	(32)	58	-	61
Adjusted EBITA	2,054	1,071	497	590	(105)

Philips Group

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2020
Net Income	1,195
Discontinued operations, net of income taxes	(196)
Income tax expense	212
Investments in associates, net of income taxes	9
Financial expenses	202
Financial income	(158)
Income from operations	1,264	497	704	362	(300)
Amortization and impairment of acquired intangible assets	377	209	134	16	18
Impairment of goodwill	144	-	144
EBITA	1,784	706	982	378	(282)
Restructuring and acquisition-related charges	195	29	97	31	37
Other items	299	83	112	24	81
Adjusted EBITA	2,277	818	1,191	433	(165)

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

Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)

Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted is calculated by dividing the Adjusted income from continuing operations attributable to shareholders by the diluted weighted average number of shares (after deduction of treasury shares) outstanding during the period, as defined in General information to the Consolidated financial statements , earnings per share section.

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

	2020	2021	2022
Net income	1,195	3,323	(1,605)
Discontinued operations, net of income taxes	(196)	(2,711)	(13)
Income from continuing operations	999	612	(1,618)
Income from continuing operations attributable to non-controlling interests	(8)	(4)	(3)
Income from continuing operations attributable to shareholders1)	991	608	(1,622)
Adjustments for:
Amortization and impairment of acquired intangible assets	377	322	363
Impairment of goodwill	144	15	1,357
Restructuring costs and acquisition-related charges	195	95	202
Other items:	299	1,069	925
Respironics field-action provision		719	250
Respironics field-action running remediation costs		94	210
R&D project impairments			134
Portfolio realignment charges			109
Impairment of assets in S&RC			39
Provision for public investigations tender irregularities			60
Provisions for quality actions in Connected Care		94	59
Loss on divestment of business		76
Remaining items	299	87	63
Net finance income/expenses	(125)	(84)	(4)
Tax impact of adjusted items and tax only adjusting items	(285)	(527)	(376)
Adjusted Income from continuing operations attributable to shareholders1)	1,594	1,497	845
Earnings per common share:
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	1.08	0.67	(1.84)
Adjusted income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	1.74	1.65	0.96
1)Shareholders refers to shareholders of Koninklijke Philips N.V.

Adjusted EBITDA

Adjusted EBITDA is defined as Income from operations excluding amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property, plant and equipment, restructuring costs, acquisition-related charges and other items.

Philips understands that Adjusted EBITDA is broadly used by analysts, rating agencies and investors in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. Philips considers Adjusted EBITDA useful when comparing its performance to other companies in the HealthTech industry. However, Adjusted EBITDA may be subject to limitations as an analytical tool because of the range of items excluded and their significance in a given reporting period. Furthermore, comparisons with other companies may be complicated due to the absence of a standardized meaning and calculation framework. Philips management compensates for the limitations of using Adjusted EBITDA by using this measure to supplement IFRS results to provide a more complete understanding of the factors and trends affecting the business rather than IFRS results alone. In addition to the limitations noted above, Adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods. This is because certain excluded items can vary significantly depending on specific underlying transactions or events. Also, the variability of such items may not relate specifically to ongoing operating results or trends and certain excluded items, while potentially recurring in future periods and may not be indicative of future results. A reconciliation from net income to Adjusted EBITDA is provided in the following table. Net income, for the years indicated is included in the following table. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

Philips Group

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2022
Net Income	(1,605)
Discontinued operations, net of income taxes	(13)
Income tax expense	(113)
Investments in associates, net of income taxes	2
Financial expenses	258
Financial income	(58)
Income from operations	(1,529)	404	(2,246)	515	(202)
Depreciation, amortization and impairment of fixed assets	1,602	559	514	132	397
Impairment of goodwill	1,357	27	1,331
Restructuring and acquisition-related charges	202	21	108	11	61
Other items:	925	180	703	(4)	46
Respironics field-action provision	250		250
Respironics field-action running remediation costs	210		210
R&D project impairments	134	120	12	3
Portfolio realignment charges	109		109
Impairment of assets in S&RC	39		39
Provision for public investigations tender irregularities	60	60
Provisions for quality actions in Connected Care	59		59
Remaining items	63	-	24	(6)	46
Adding back impairment of fixed assets included in Restructuring and acquisition-related changes and Other items	(252)	(135)	(84)	(3)	(30)
Adjusted EBITDA	2,305	1,055	326	652	272

Philips Group

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2021
Net Income	3,323
Discontinued operations, net of income taxes	(2,711)
Income tax expense	(103)
Investments in associates, net of income taxes	4
Financial expenses	188
Financial income	(149)
Income from operations	553	941	(722)	576	(242)
Depreciation, amortization and impairment of fixed assets	1,323	459	382	131	350
Impairment of goodwill	15	2	13
Restructuring and acquisition-related charges	95	7	93	(1)	(5)
Other items:	1,069	(32)	965	-	136
Respironics field-action provision	719	-	719		-
Respironics field-action running remediation costs	94		94
Provisions for quality actions in Connected Care	94		94
Loss on divestment of business	76				76
Remaining items	87	(32)	58	-	61
Adding back impairment of fixed assets included in Restructuring and acquisition-related changes and Other items	(70)	(21)	(51)		2
Adjusted EBITDA	2,985	1,358	680	706	241

Philips Group

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2020
Net Income	1,195
Discontinued operations, net of income taxes	(196)
Income tax expense	212
Investments in associates, net of income taxes	9
Financial expenses	202
Financial income	(158)
Income from operations	1,264	497	704	362	(300)
Depreciation, amortization and impairment of fixed assets	1,462	536	414	145	368
Impairment of goodwill	144	0	144
Restructuring and acquisition-related charges	195	29	97	31	37
Other items	299	83	112	24	81
Adding back impairment of fixed assets included in Restructuring and acquisition-related changes and Other items	(102)	(35)	(64)	1	(4)
Adjusted EBITDA	3,262	1,111	1,407	563	180

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

Philips Group

Composition of free cash flow

in millions of EUR

	2020	2021	2022
Net cash flows provided by operating activities	2,511	1,629	(173)
Net capital expenditures:	(876)	(729)	(788)
Purchase of intangible assets	(114)	(107)	(105)
Expenditures on development assets	(296)	(259)	(257)
Capital expenditures on property, plant and equipment	(485)	(397)	(444)
Proceeds from disposals of property, plant and equipment	19	33	18
Free cash flow	1,635	900	(961)

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

	2020	2021	2022
Long-term debt	5,705	6,473	7,270
Short-term debt	1,229	506	931
Total debt	6,934	6,980	8,201
Cash and cash equivalents	3,226	2,303	1,172
Net debt	3,708	4,676	7,028
Shareholders' equity	11,870	14,438	13,249
Non-controlling interests	31	36	34
Group equity	11,901	14,475	13,283
Net debt : group equity ratio	24:76	24:76	35:65

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

Net operating capital is defined as tangible fixed assets, intangible fixed assets, including goodwill, inventories and receivable balances, minus payable balances and provisions, all as further defined below. Net operating capital is adjusted to exclude assets and liabilities of businesses acquired in the five year period prior to the relevant measurement date, and adjustments determined by management to be necessary for comparability.

Other items are defined as material in nature and require separate disclosure and have the same nature as the items excluded from Adjusted EBITA. In the years 2020-2022 these other items included legal provisions, pension settlements, results of divestments, remediation costs, impairment of assets and portfolio realignment charges. Refer to Net income, Income from operations (EBIT) and Adjusted EBITA within the Results of operations section of Financial performance. Organic ROIC is calculated after taxes.

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

The most comparable IFRS measure to Organic ROIC is Return on total assets, calculated as Income from operations for the year divided by total assets as of the end of the year. Return on total assets as of the balance sheet date for the years ended December 31, 2020, 2021 and 2022 is included in the following table.

Philips Group

Return on total assets

in millions of EUR unless otherwise stated

	2020	2021	2022
Income from operations	1,264	553	(1,529)
Total assets	27,713	30,961	30,688
Return on total assets (%)	4.6%	1.8%	(5.0)%

The reconciliation of Average Net operating capital and the reconciliation of Net income to Organic ROIC for the years ended December 31, 2020, 2021 and 2022 are included in the following tables.

Philips Group

Reconciliation of Average Net operating capital1)

in millions of EUR

	2020	2021	2022
Tangible fixed assets	2,799	2,716	2,715
Intangible assets (including goodwill)	11,789	13,454	14,684
Inventories	3,056	3,248	3,999
Receivable balances2)	5,010	4,648	5,043
Payable balances3)	(6,520)	(6,627)	(7,129)
Provisions4)	(2,066)	(2,178)	(2,313)
Group Average Net operating capital	14,068	15,261	16,999
Net operating capital of businesses acquired	(3,176)	(5,511)	(5,739)
Average Net operating capital	10,892	9,750	11,260
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

	2020	2021	2022
Net Income	1,195	3,323	(1,605)
Discontinued operations, net of income taxes	(196)	(2,711)	(13)
Income tax expense	212	(103)	(113)
Investments in associates, net of income taxes	9	4	2
Financial expenses	202	188	258
Financial income	(158)	(149)	(58)
Income from operations	1,264	553	(1,529)
Loss from operations of businesses acquired	265	124	178
Tax gains and losses	(22)	(197)	(169)
Goodwill impairment	144	15	1,357
Other items:	59	872	802
Respironics field-action provision		719	250
Respironics field-action running remediation costs		94	210
R&D project impairments			134
Portfolio realignment charges			109
Impairment of assets in S&RC			39
Loss on divestment of business		76
Provision for specified legal matters	38	(17)	60
Pension liability derisking	21
Income tax expense	(212)	103	113
Tax effects of other adjustments	30	(33)	(45)
Organic return	1,528	1,437	707
Average Net operating capital	10,892	9,750	11,260
Organic ROIC (%)	14.0%	14.7%	6.3%

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

Philips Group

Other Key Performance Indicators

	2020	2021	2022
Lives improved, in billions	1.53	1.67	1.81
Operational carbon footprint, in kilotonnes CO2-equivalent	518	519	438
Circular revenues	15%	16%	18%
Waste to landfill	2.6%	0.1%	0.0%
Closing the Loop1)	N/A	34%	35%
Comparable order intake	9%	4%	(3)%
1)We expanded the definition of our Closing the Loop practices to include all professional medical equipment in 2021. Complete figures are not available for 2020.

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

Closing the Loop
At Philips, we are committed to offer a trade-in on all our professional medical equipment and to take care of responsible repurposing of such trade-in systems. We call this “Closing the Loop”. We calculate Closing the Loop as Process Adherence (%) multiplied by Reclaim (%). Process adherence (%) is defined as the % of won Replacement Philips deals which are associated with a trade in request in our CRM system. Reclaim (%) is defined as the % of won Replacement Philips deals with a customer accepted trade in request in our CRM system and a repurposing strategy that fulfills our reclaim requirements.

Philips believes that the five other key performance indicators described above (Lives Improved, Operational Carbon Footprint, Circular Revenues, Waste to Landfill and Closing the Loop) provide important information to investors and are important to understanding the long-term performance and prospects of the business. In addition, these other key performance indicators are also used for management compensation purposes. Members of the Board of Management are eligible for grants of performance shares under the Long-Term Incentive (LTI) Plan, and the vesting of the performance shares is subject to performance over a period of 3 years and based on certain criteria, including a 10% weighting for Sustainability Objectives, which Philips defines as the five other key performance indicators described above: Lives Improved, Carbon Footprint, Circular Revenues, Waste to Landfill and Closing the Loop. Philips believes that including these other key performance indicators in our remuneration policy encourages management to act responsibly and sustainably, supporting the company’s overall performance and enhancing the long-term value of the company. See Remuneration of the Board of Management in 2022 for more information on the Philips’ Long-Term Incentive (LTI) Plan.

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

Philips has simplified its order intake policy by aligning horizons for all modalities to 18 months to revenue. Order intake for software contracts corresponds to the same 18 months to revenue horizon, meaning that only the next 18 months conversion to revenue under the contract is recognized. Philips believes this policy eliminates major variances in order intake growth and better reflects expected revenue in the short term from order intake booked in the reporting period.

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

14.3Investor information

14.3.1Share information

Philips Group

Share information at year-end 2022

Share listings	Euronext Amsterdam, New York Stock Exchange
Ticker code	PHIA, PHG
No. of shares issued	889 million
No. of shares issued and outstanding	881 million
Market capitalization	EUR 12 billion
Industry classification
MSCI: Health Care Equipment	35101010
ICB: Medical Equipment	4535
Members of indices	AEX, NYSE, DJSI, STOXX Europe 600 Healthcare, MSCI Europe Health Care

The following information is based on a shareholder base analysis carried out for investor relations purposes by an independent provider in December 2022.

Philips Group

Shareholders by region at year-end1)

2022
United States	44%
United Kingdom	13%
Canada	5%
France	5%
Rest of Europe	15%
Retail and Other2)	18%
1)Approximate split based on shareholders identified.2)No geography identified for Retail and Other.

Philips Group

Shareholders by style at year-end1)

2022
Value	32%
Growth	13%
GARP	18%
Index	15%
Retail	12%
Other	8%
Hedge Fund	2%
1)Approximate split based on shareholders identified.

14.3.2Financial calendar

Financial calendar

Annual General Meeting of Shareholders
Record date 2023 AGM	April 11, 2023
2023 AGM	May 9, 2023
Quarterly reports1)
First quarter results 2023	April 24, 2023
Second quarter results 2023	July 24, 2023
Third quarter results 2023	October 23, 2023
Fourth quarter results 2023	January 29, 2024
1)Subject to updates of the financial calendar as published on the company's website

2023 Annual General Meeting of Shareholders

The Agenda and the explanatory notes to the Agenda for the Annual General Meeting of Shareholders on May 9, 2023, will be published on the company’s website.

For the 2023 Annual General Meeting of Shareholders, a record date of April 11, 2023 will apply. Those persons who, on that date, hold shares in the company, and are registered as such in one of the registers designated by the Board of Management for the Annual General Meeting of Shareholders, will be entitled to participate in, and vote at, the meeting.

14.3.3Investor contact

Shareholder services

Shareholders and other interested parties can make inquiries about the Annual Report 2022 to:

Royal Philips
Annual Report Office
Philips Center
P.O. Box 77900
1070 MX Amsterdam, The Netherlands
E-mail: annual.report@philips.com

The Annual Report on Form 20-F is filed electronically with the US Securities and Exchange Commission.

Holders of shares listed on Euronext Amsterdam

Communications concerning share transfers, share certificates, dividends and change of address should be directed to:

ABN AMRO Bank N.V.
Department Equity Capital Markets/Corporate Broking and Issuer Services HQ7212
Gustav Mahlerlaan 10,
1082 PP Amsterdam, The Netherlands
Telephone: +31-20-628-6070

E-mail: corporate.broking@nl.abnamro.com

Holders of New York Registry shares

Communications concerning share transfers, share certificates, dividends and change of address should be directed to:

Deutsche Bank Trust Company Americas
C/O AST
6201 15th Avenue Brooklyn, NY 11219
Telephone (toll-free US): +1-866-706-8374
Telephone (outside of US): +1-718-921-8137
Website: www.astfinancial.com
E-mail: db@astfinancial.com

International direct investment program

Royal Philips offers a Dividend Reinvestment and Direct Stock Purchase Plan designed for the US market. This program provides existing shareholders and interested investors with an economical and convenient way to purchase and sell Philips New York Registry shares (listed at the New York Stock Exchange) and to reinvest cash dividends. Deutsche Bank (the registrar of Philips NY Registry shares) has been authorized to implement and administer both plans for registered shareholders of and new investors in Philips NY Registry shares. Philips does not administer or sponsor the Program and assumes no obligation or liability for the operation of the plan. For further information on this program and for enrollment forms, contact:

Deutsche Bank Global Direct Investor Services
Telephone (toll-free US): +1-866-706-8374
Telephone (outside of US): +1-718-921-8137
Monday through Friday 8:00 AM EST through 8:00 PM EST
Website www.astfinancial.com
E-mail: db@astfinancial.com

or write to:

Deutsche Bank Trust Company Americas
IC/O AST
6201 15th Avenue Brooklyn, NY 11219

Analysts’ coverage

Royal Philips is covered by approximately 20 analysts. For a list of our current analysts, please refer to: www.philips.com/a-w/about/investor/stock-info/analyst-coverage.html

How to reach us

Investor Relations contact

Royal Philips
Philips Center
P.O. Box 77900
1070 MX Amsterdam, The Netherlands
Telephone: +31-20-59 77222
Website: www.philips.com/investor
E-mail: investor.relations@philips.com

Leandro Mazzoni
Head of Investor Relations
Telephone: +31-20-59 77222

Derya Guzel
Investor Relations Director
Telephone: +31-20-59 77222

Dorin Danu
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

Registered address

High Tech Campus 52, 5656 AG Eindhoven, The Netherlands

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

The Agent has reimbursed EUR 651,311 directly to Philips in the year ended December 31, 2022. The Agent paid a total amount of EUR 213,651 directly to third parties in the year ended December 31, 2022.

Category of Expense paid directly to third parties

in EUR

amount in the year ended December 31, 2022

Reimbursement of Proxy Process Expenses	128,989
Reimbursement of Scrip Dividend Expenses
NYSE Listing Fee	84,662
Expense paid directly to third parties	213,651

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

Circular Material Management

Circular Material Management has replaced the recycling percentage at Philips, as we endeavor to reduce total material use. The Circular Material Management percentage includes circular measures such as waste prevented, reuse and other recovery, but excludes waste delivered to landfill and incineration (with and without energy recovery) due to regulatory requirements.

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

EcoHeroes

Philips’ ‘EcoHeroes’ concept aims to drive innovation beyond our EcoDesign requirements, delivering solutions that are demonstrably setting the pace in terms of environmental impact. EcoHeroes outperform the relevant benchmark in at least one of the focal areas; any comparative sustainability claim is underpinned by a quantitative analysis. Our target is to have 25% of total hardware revenue coming from EcoHeroes by 2025.

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

Green/EcoDesigned Products

Green/EcoDesigned Products offer a significant environmental improvement in one or more Green Focal Areas: Energy efficiency, Packaging, Hazardous substances, Weight, Circularity, and Lifetime reliability. The life cycle approach is used to determine a product’s overall environmental improvement. It calculates the environmental impact of a product over its total life cycle (raw materials, manufacturing, product use and disposal). Green/EcoDesigned Products need to prove leadership in at least one Green Focal Area compared to industry standards, which is defined by a segment-specific peer group. This is done either by outperforming reference products (which can be a competitor or predecessor product in the particular product family) by at least 10%, by outperforming product-specific eco-requirements or by being awarded with a recognized eco-performance label. Because of different product portfolios, businesses have specified additional criteria for Green/EcoDesigned Products, including product specific minimum requirements where relevant.

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

Operational carbon footprint

A carbon footprint is the total set of greenhouse gas emissions caused by an organization, event, product or person; usually expressed in kilotonnes CO2-equivalent. Philips' operational carbon footprint is calculated on a monthly basis and includes industrial sites (manufacturing and assembly sites), non-industrial sites (offices, warehouses, IT centers and R&D facilities), business travel (lease and rental cars and airplane travel) and logistics (air, sea and road transport).

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

15Exhibits

Index of exhibits

Exhibit 1	English translation of the Articles of Association of the company (incorporated by reference to Exhibit 1 to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the Securities and Exchange Commission on February 27, 2019)
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

Exhibit 4	Material Contracts.
Exhibit 4 (a)	Services contract between the company and R.W.O. Jakobs
Exhibit 4 (b)

Services contract between the company and A. Bhattacharya

(Incorporated by reference to Exhibit 4 (b) to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the Securities and Exchange Commission on February 25, 2020)

Exhibit 4 (c)

Services contract between the company and M.J. van Ginneken
(Incorporated by reference to Exhibit 4 (c) to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the Securities and Exchange Commission on February 22, 2022)

Exhibit 4 (d)

Global Philips Performance Share Plan applicable to the Board of Management of Koninklijke Philips N.V.
(Incorporated by reference to Exhibit 4(d) to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the Securities and Exchange Commission on February 23, 2021)

Exhibit 4 (e)	Services contract between the company and F.A. van Houten (Incorporated by reference to Exhibit 4 (a) to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the Securities and Exchange Commission on February 25, 2020)
Exhibit 8	List of Subsidiaries.
Exhibit 12 (a)	Certification of R.W.O. Jakobs filed pursuant to 17 CFR 240. 13a-14(a).
Exhibit 12 (b)	Certification of A. Bhattacharya filed pursuant to 17 CFR 240. 13a-14(a).
Exhibit 13 (a)	Certification of R.W.O. Jakobs furnished pursuant to 17 CFR 240. 13a-14(b).
Exhibit 13 (b)	Certification of A. Bhattacharya furnished pursuant to 17 CFR 240. 13a-14(b).
Exhibit 15 (a)	EY Consent of independent registered public accounting firm.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KONINKLIJKE PHILIPS N.V. (Registrant)
/s/ R.W.O. Jakobs R.W.O. Jakobs (Chief Executive Officer, Chairman of the Board of Management and the Executive Committee)	/s/ A. Bhattacharya A. Bhattacharya (Chief Financial Officer, Member of the Board of Management and the Executive Committee)

Date: February 21, 2023