Form 20-F/A
period 2022-12-31
KONINKLIJKE PHILIPS NV
filed 2023-02-24
CIK 313216

As filed with the Securities and Exchange Commission on February 24, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

Amendment No. 1

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20 F/A”) is being filed by Koninklijke Philips N.V. (“Philips”) to amend our Annual Report on Form 20-F for the year ended December 31, 2022, originally filed with the Securities and Exchange Commission on February 21, 2023 (the “Original Filing”).This Form 20 F/A is being filed solely for the purpose of amending our Original Filing to correct for an inadvertent technical error that occurred at the time of upload of the Original Filing to EDGAR. This Form 20 F/A amends the Form 20-F cross reference table and various disclosure in the following chapters to reflect editorial changes that were inadvertently omitted from the Original Filing due to the above-mentioned technical error: (1) Chapter 6.1 (Our strategic focus); (2) Chapter 6.6.1 (Integrated Supply Chain); (3) Chapter 7.1.2 (Results of operations); (4) Chapter 7.1.9 (Shareholders’ equity); (5) Chapter 8.1 (ESG reporting framework); (6) Chapter 9.5 (Financial risks); (7) Chapter 11 (Supervisory Board report); and (8) Chapter 14.1 (Reconciliation of non-IFRS information).

In addition, consolidated financial statements for the year ended December 31, 2022, were made available as part of the Original Filing. Philips is hereby making a few editorial and typographical corrections to Note 4 (Acquisitions and divestments), Note 12 (Intangible assets excluding goodwill), and Note 27 (Information on remuneration) that were inadvertently omitted from the Original Filing due to the above-mentioned inadvertent technical error.

This Form 20-F/A is filed in its entirety. Except as set forth above, other disclosures in this Form 20 F/A are included for the convenience of the reader only and have not been updated from the Original Filing. Therefore, except for the changes expressly described above, this Form 20 F/A continues to present information as of the date of the Original Filing and does not, and does not purport to, amend, supplement, update or restate any other information or disclosure contained in the Original Filing and does not, and does not purport to, reflect any events that have occurred after the date of the Original Filing. Accordingly, this Form 20 F/A should be read in conjunction with Philips’ reports filed and furnished with the SEC subsequent to the date of the Original Filing. The filing of this Form 20 F/A, and the inclusion of newly executed certifications and consent of the independent registered accounting firm, should not be understood to mean that any other statements or disclosure contained in the Original Filing are true and complete as of any date subsequent to the date of the Original Filing, except as expressly noted above.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), this Form 20 F/A also includes as exhibits the certifications of the Principal Executive Officer and Principal Financial Officer of Philips pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

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

For definitions and abbreviations reference is made in Definitions and abbreviations.

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

3Form 20-F cross reference table

Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) the Introduction and the cautionary statements concerning forward-looking statements of this report on pages 7-8, and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. The content of Philips’ websites and other websites referenced herein should not be considered to be a part of or incorporated into the 2022 Form 20-F. Any additional information which is not referenced in the Form 20-F cross reference table or the Exhibits themselves shall not be deemed to be so incorporated by reference, shall not be part of the 2022 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

The table below sets out the location in this document of the information required by SEC Form 20-F. The exact location is included in the column ‘Location in this document’. The page number refers to the starting page of the section for reference only (and is not intended to refer to the starting page of the specific subsection, if applicable).

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
Chapter 9.5 – Financial risks
Chapter 9.6 – Compliance risks
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
Chapter 6.1 – Our strategic focus
Chapter 6.4 – Our businesses
Chapter 6.5 – Our geographies
Chapter 6.6.1 – Integrated Supply Chain
Chapter 7.1 – Performance review
Chapter 8.5.3 – Quality & Regulatory and patient safety
Note 2 – Information by segment and main country

	C Organizational structure	Chapter 6.4 – Our businesses - Our reporting structure in 2022
Note 2 – Information by segment and main country
Note 5 – Interests in entities
Index of exhibits - Exhibit 8

	D Property, plant and equipment	Chapter 6.4.4 – Other - Real estate
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
Chapter 13 – Group financial statements - 13.4 to 13.9

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
Chapter 12.2 – Board of Management and Executive Committee - Appointment and Composition
Note 26 – Share-based compensation
Note 27 – Information on remuneration
Index of exhibits - Exhibit 4(a)
Index of exhibits - Exhibit 4(b)
Index of exhibits - Exhibit 4(c)
Index of exhibits - Exhibit 4(d)
Index of exhibits - Exhibit 4(e)

	D Exchange controls	Chapter 12.10 – Additional information - Exchange controls
Note 29 – Details of treasury and other financial risks - Liquidity risk

	E Taxation	Chapter 7.2 – Taxation - Dividend withholding tax

	F Dividends and paying agents	Not applicable

	G Statements by experts	Not applicable

	H Documents on display	Chapter 1 – Introduction - Documents on display

	I Subsidiary information	Not applicable

	J Annual Report to Security Holders	Not applicable

11	Quantitative and qualitative disclosure about market risk

	A Quantitative information about market risk	Chapter 2 – Forward-looking statements
Note 29 – Details of treasury and other financial risks

	B Qualitative information about market risk	Chapter 2 – Forward-looking statements
Note 29 – Details of treasury and other financial risks

	C Interim periods	Not applicable

	D Safe harbor	Chapter 2 – Forward-looking statements
Note 29 – Details of treasury and other financial risks

	E Smaller reporting companies	Not applicable

12	Description of securities other than equity securities

	A Debt securities	Not applicable

	B Warrant and rights	Not applicable

	C Other securities	Not applicable

	D American depository shares	Chapter 14.3.4 – New York Registry Shares

Part 2
13	Defaults, dividend arrearages and delinquencies	Not applicable
14	Material modifications to the rights of security holders and use of proceeds	Not applicable
15	Controls and procedures

	A Disclosure controls and procedures	Chapter 13.1.1 – Disclosure controls and procedures

	B Management's Annual Report on internal control over financial reporting	Chapter 13.1.2 – Management's annual report on internal control over financial reporting
Chapter 13.1.3 – Attestation report of the registered public accounting firm

	C Attestation report of the registered public accounting firm	Chapter 13.1.3 – Attestation report of the registered public accounting firm
Chapter 13.3 – Independent auditor’s report on internal control over financial reporting

	D Changes in internal control over financial reporting	Chapter 13.1.4 – Changes in internal control over financial reporting

16A	Audit Committee Financial Expert	Chapter 12.3 – Supervisory Board - Supervisory Board Committees, fifth paragraph
16B	Code of Ethics	Chapter 9.1 – Our approach to risk management - Philips General Business Principles, last paragraph
Chapter 12.10 – Additional information - Code of business conduct
16C	Principal Accountant Fees and Services	Chapter 11.3 – Report of the Audit Committee
Chapter 12.6 – Annual financial statements and external audit
Note 6 – Income from operations - Audit and audit-related fees
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Chapter 7.1.9 – Shareholders’ equity - Share repurchase methods for long-term incentive plans and capital reduction purposes
Chapter 12.5 – General Meeting of Shareholders - Share capital; issue and repurchase of (rights to) shares
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	Chapter 12.10 – Additional information - Significant differences in corporate governance practices
16H	Mine Safety Disclosure	Not applicable
16I	Disclosure regarding Foreign Jurisdictions that prevent inspections	Not applicable
Part 3
17	Financial statements	Not applicable
18	Financial statements	Chapter 13 – Group financial statements - from 13.4 to 13.9
19	Exhibits	Index of exhibits

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

When we perform all of the above for a particular health condition, such as cardiac disease, we establish domain expertise across various sites of care for that disease state. Our healthcare customers are asking for integrated innovations that enable them to care for patients both in the hospital and in outpatient settings. In parallel we continue to provide impactful consumer health propositions.

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

Addressing immediate challenges

2022 continued to test the resilience of supply chains globally. The Russia-Ukraine war continues to put severe pressure on the commodity landscape and supply chains, and has contributed to the sharp rise in energy and food prices and extreme inflation rates. This came on top of a pre-war environment of low inventories and long lead times, with the accompanying build-up of backlog orders. In addition, the Chinese government’s zero-COVID policy in 2022 again led to outages and supply chain issues. Furthermore, Philips has been hampered by an aging product portfolio with older technology (component designs) and a fragmented supplier landscape. As a result, our lead times to customers suffered, for which we are sorry and are working to take corrective actions.

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

Selling expenses amounted to EUR 4,258 million, or 24.8% of sales, in 2021, compared to EUR 4,056 million, or 23.4% of sales, in 2020. The year-on-year increase in selling expenses of EUR 202 million was driven by the acquisitions of BioTelemetry and Capsule Technologies and higher investments in advertising and promotion, partly offset by a positive foreign currency impact and lower restructuring costs. Selling expenses included restructuring, acquisition-related and other charges of EUR 140 million in 2021, compared to EUR 133 million in 2020.

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

Research and development costs were EUR 1,806 million, or 10.5% of sales, in 2021, compared to EUR 1,822 million, or 10.5% of sales, in 2020. The year-on-year decrease of EUR 16 million was mainly driven by lower restructuring, acquisition-related and other charges. 2021 included EUR 101 million of restructuring, acquisition-related and other charges, compared to EUR 131 million in 2020.

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

	share repurchases related to shares acquired for capital reduction	average price paid per share in EUR	shares acquired for LTI's	average price paid per share in EUR	total number of shares purchased1)	average price paid per share in EUR	total number of shares purchased as part of publicly announced plans or programs2)3)4)	approximate value of shares that may yet be purchased under the plans or programs in thousands of EUR
January 2022	769	31.52	149	29.36	918	31.17	769	933,871
February 2022			240	29.48	240	29.48		933,871
March 2022								933,871
April 2022								933,871
May 2022								933,871
June 2022								997,072
July 2022								997,072
August 2022			3	20.18	3	20.18		997,072
September 2022								997,072
October 2022			1,750	32.30	1,750	32.30	1,750	941,676
November 2022	2,170	38.41			2,170	38.41	2,170	858,343
December 2022								858,343
Total	2,938		2,142		5,081	34.56	4,688
of which5)
purchased in the open market	769				769		769
acquired through exercise of call options/settlement of forward contracts	2,170		2,142		4,312		3,920
To be acquired by settlement of forward contracts after December 31, 2022								858,343
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

Philips Group

Proportion of turnover from products or services associated with Taxonomy-aligned economic activities 2022

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

Philips Group

Proportion of CapEx from products or services associated with Taxonomy-aligned economic activities 2022 in EUR unless otherwise stated

			Substantial contribution criteria						DNSH criteria ('Do No Significant Harm')
Economic activities	Absolute CapEx	Proportion of CapEx	Climate change mitigation	Climate change adaption	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	Climate change mitigation	Climate change adaption	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	Minimum safeguards	Taxonomy-aligned proportion of CapEx 2022	Taxonomy-aligned proportion of CapEx 2021	Category (enabling activity or transitional activity)
		%	%	%	%	%	%	%	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	%	E/T
A. ELIGIBLE ACTIVITIES
A.1 Eligible Taxonomy-aligned activities
4.16 Installation and operation of electric heat pumps	234,000	0	100	0	0	0	0	0		Y	Y	Y	Y	Y	Y	0	NA	E
7.2 Renovation of existing buildings	121,000	0	100	0	0	0	0	0		Y	Y	Y	Y	Y	Y	0	NA	T
7.3 Installation, maintenance and repair of energy efficient equipment	7,720,000	1	100	0	0	0	0	0		Y	Y	Y	Y	Y	Y	1	NA	E
7.4 Installation, maintenance and repair of charging stations for electric vehicles	61,000	0	100	0	0	0	0	0		Y	Y	Y	Y	Y	Y	0	NA	E
7.6 Installation, maintenance and repair of renewable energy technologies	240,000	0	100	0	0	0	0	0		Y	Y	Y	Y	Y	Y	0	NA	E
CapEx of eligible Taxonomy-aligned activities (A.1)	8,376,000
A.2. Eligible not Taxonomy-aligned activities
No eligible not Taxonomy-aligned activiites identified
CapEx of eligible not Taxonomy-aligned activities (A.2)	0
Total (A.1 + A.2)	8,376,000	1	100	0	0	0	0	0		Y	Y	Y	Y	Y	Y	1	NA	E
B. Taxonomy-non-eligible activities
CapEx of Taxonomy-non-eligible activities (B)	591,624,000	99
Total (A+B)	600,000,000	100

Similar to capital expenditures, we screened (EU) 2021/2139 for relevant operational expenditure activities and have applied the exemption rule, as the eligible operational expenditure was not material in relation to the taxonomy non-eligible operational expenditure of around EUR 2.3 billion. Total operational expenditures are determined based on the 2022 non-capitalized costs that relate to research and development, building renovation, short-term lease, maintenance and repair, and any other direct expenditures relating to day-to day servicing of property, plant and equipment.

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

Philips is exposed to tax risks which could have a significant adverse financial impact

Philips is exposed to tax risks which could result in double taxation, penalties and interest payments. The source of the risks could originate from local tax rules and regulations as well as international and EU regulatory frameworks. These include transfer pricing risks on internal cross-border deliveries of goods and services, as well as tax risks relating to changes in the transfer pricing model. Examples of initiatives that may result in changing tax rules and regulations include, but are not limited to, the OECD/G20 Inclusive Framework to address the allocation of income to user markets (“Pillar One”) and a 15 per cent. minimum income tax rate (“Pillar Two”). The formal adoption of Directive (EU) 2022/2523 (the “Pillar Two Directive”) in December 2022 aims to achieve a coordinated implementation of Pillar Two in EU Member States and is expected to have an effect on the draft Dutch legislative proposal for the proposed Minimum Tax Rate Act 2024 (the “MTR Act”)  Philips is closely monitoring these developments, but does not currently expect that it will be affected by Pillar One implementing measures (subject to clarity on final regulations). However, Philips may be affected by the “MTR Act” following its implementation, which is expected to occur on 1 January 2024, and other regulations and rules that have been, or will be, enacted to implement Pillar Two (for example, any implementing acts in EU Member States in respect of the “Pillar Two Directive”). This may impose an additional tax burden and increase Philips’ tax compliance requirements. Furthermore, Philips is exposed to tax risks related to acquisitions and divestments, permanent establishments, tax loss, interest and tax credits carried forward, and potential changes in tax law that could result in higher tax expenses and payments. The risks may have a significant impact on local financial tax results, which, in turn, could adversely affect Philips’ financial condition and operating results. The value of the deferred tax assets, such as tax losses carried forward, is subject to the availability of sufficient taxable income within the tax loss-carry-forward period. It is also subject to the availability of sufficient taxable income within the foreseeable future, in the case of tax losses carried forward with an indefinite carry-forward period. The ultimate realization of the company’s deferred tax assets is uncertain. Accordingly, there can be no absolute assurance that all deferred tax assets, such as (net) tax losses and credits carried forward, will be realized.

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

The periodic use of an external facilitator to measure the functioning of the Supervisory Board will continue to be considered in the future.

Supervisory Board composition

	Feike Sijbesma	Paul Stoffels	Chua Sock Koong	Liz Doherty	Marc Harrison	Peter Löscher	Indra Nooyi	Sanjay Poonen1)	David Pyott	Herna Verhagen1)
Year of birth	1959	1962	1957	1957	1964	1957	1955	1969	1953	1966
Gender	Male	Male	Female	Female	Male	Male	Female	Male	Male	Female
Nationality	Dutch	Belgian	Singaporean	British/Irish	American	Austrian	American	American	British/American	Dutch
Initial appointment date	2020	2018	2021	2019	2018	2020	2021	2022	2015	2022
Date of (last) (re-)appointment	n/a	2022	n/a	n/a	2022	n/a	n/a	n/a	2019	n/a
End of current term	2024	2026	2025	2023	2026	2024	2025	2026	2023	2026
Independent	yes	yes	yes	yes	yes	yes	yes	yes	yes	yes
Committee memberships2)	RC & CGNSC	RC & CGNSC	AC	AC	QRC	AC & QRC	CGNSC	AC3)	RC & QRC	RC4)
Attendance at Supervisory Board meetings	(11/11)	(11/11)	(11/11)	(11/11)	(11/11)	(11/11)	(11/11)	(8/8)	(11/11)	(8/8)
Attendance at committee meetings	RC (7/7) CGNSC (9/9)	RC (7/7) CGNSC (9/9)	AC (7/7)	AC (7/7)	QRC (6/6)	AC (7/7) QRC (6/6)	CGNSC (8/9)	AC (4/4)	RC (7/7) QRC (6/6)	RC (5/5)
General management	yes	yes	yes	yes	yes	yes	yes	yes	yes	yes
International business	yes	yes	yes	yes	yes	yes	yes	yes	yes	yes
ESG & sustainability	yes					yes	yes			yes
(Consumer) health and medical technology	yes	yes		yes	yes	yes			yes
Patient safety, quality & regulatory and product development		yes			yes	yes			yes
Finance and accounting	yes	yes	yes	yes	yes	yes	yes	yes	yes	yes
Human Resources	yes	yes	yes		yes	yes	yes	yes	yes	yes
Manufacturing and supply chain	yes	yes		yes		yes	yes
Information technology and digital	yes	yes	yes	yes	yes	yes	yes	yes		yes
Marketing	yes	yes				yes	yes	yes	yes	yes
Governmental and public affairs	yes	yes	yes	yes	yes	yes	yes			yes
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

Other feedback received during these (and future) shareholder engagements, including but not limited to enhanced disclosures, pay-out principles and thresholds and, an evaluation of our claw back conditions, will also be taken into account when preparing for a renewal of our shareholders’ mandate on our remuneration policies (to be voted on during our 2024 AGM). As I have mentioned in my letter last year, it is our purpose at Philips to improve people’s health and well-being through meaningful innovation. As a Remuneration Committee we want to assure that our remuneration policy supports this purpose.

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

This 2022 Remuneration Report also includes a description of the remuneration (to be) received by the former CEO of the company in respect of the period after October 15, 2022 (the date on which he was succeeded by Mr Jakobs) pursuant to and in line with the terms of his services agreement that was concluded and published on the company’s website and presented to the AGM in view of his appointment in 2019 and which will terminate on April 30, 2023 (reference is made to ‘Remuneration former CEO’). Accordingly, the former CEO will receive a partial 2022 AI pay-out and partial vesting of the 2020 LTI grant.

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

For more information on the realized performance on all five objectives please refer to our Environmental, Social and Governance.

Sustainability category	Underlying objective	Target range	realized performance
Ensure healthy lives and promote well-being for all at all ages (SDG3) Lives Improved	Targeted # of Lives Improved in year 31)	1,467 – 1,667 million	1,810 million	Above target zone
Ensure sustainable consumption and production patterns (SDG12) Circularity	Targeted circular revenue in year 32)	12.2% – 16.2%	18.1%	Above target zone
	Targeted waste to landfill in year 33)	4.7% – 0.1%	<0.1%	Within target zone
	Targeted closing the loop in year 34)	14.5 – 23.0%	35.2%	Above target zone
Take urgent action to combat climate change and its impacts (SDG13) Carbon footprint	Targeted CO2 equivalent (in Kilo Tonnes) in year 3	661 – 589 KTonnes CO2	438 Ktonnes CO2	Above target zone
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

In view of a proper handover, and pursuant to the contractual obligations of his services agreement (published on the company’s website at the time of his re-appointment in 2019 and filed as Exhibit 4(e) hereto), the former CEO’s services agreement will terminate on April 30, 2023. Until this time, the former CEO obviously remains available for advisory services. The termination of the agreement with the former CEO is fully in line with the applicable conditions as laid down in the services agreement agreed in 2019.

Up to the termination date of April 30, 2023, the former CEO will be receiving the base compensation, pension arrangement and other allowances following from the termination of his 2019 services agreement. For the period October 15, 2022 up and until December 31, 2022, the base compensation, pension expenditures and other compensation represent a value of EUR 283,151, EUR 126,695 and EUR 11,774 respectively. The partial 2022 AI pay-out and partial vesting of the 2020 LTI grant will be paid out, respectively vest, pursuant to contractual obligations in this regard. Therefore, the former CEO received an AI payment of EUR 265,000 for the year 2022 and his 2020 LTI grant vested at 18% of target in line with the 2020 LTI plan realization.

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

	grant date	vesting date	exercise price (in EUR)	expiry date	opening balance at January 1, 2022	number of stock options awarded in 2022	number of stock options exercised in 2022	share price on exercise date	number of stock options expired in 2022	closing balance at December 31, 2022
F.A. van Houten1)	23/04/2012	23/04/2015	14.82	23/04/2022	75,000	-	75,000	28.35	-	-
	29/01/2013	29/01/2014	22.43	29/01/2023	55,000	-	-	-	-	55,000
A. Bhattacharya	30/01/2012	30/01/2014	15.24	30/01/2022	20,000	-	20,000	28.85	-	-
	23/04/2012	23/04/2015	14.82	23/04/2022	16,500	-	16,500	28.35	-	-
M.J. van Ginneken	30/01/2012	30/01/2014	15.24	30/01/2022	10,000	-	10,000	28.35	-	-
	23/04/2012	23/04/2015	14.82	23/04/2022	8,400	-	8,400	28.35	-	-
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

Philips Group

Intangible assets excluding goodwill

in millions of EUR

	brand names	customer relationships	technology	product development	product development construction in progress	software	other	total
Balance as of January 1, 2022
Cost	644	2,590	2,605	2,701	505	754	146	9,944
Amortization / impairments	(481)	(1,447)	(1,605)	(2,102)	(91)	(467)	(101)	(6,294)
Book value	162	1,143	1,000	599	414	287	44	3,650

Additions	(3)	-	51	-	257	109	1	416
Assets available for use				118	(118)
Acquisitions	1	3	177	-		-		180
Amortization	(24)	(141)	(140)	(206)	(1)	(100)	(3)	(614)
Impairments	-	(6)	(46)	(123)	(81)	(17)	(2)	(276)
Translation differences and other	4	71	59	5	31	1	(2)	169
Total change	(22)	(74)	102	(206)	88	(7)	(6)	(125)

Balance as of December 31, 2022
Cost	647	2,735	2,947	2,605	648	869	152	10,602
Amortization / impairments	(507)	(1,665)	(1,845)	(2,212)	(146)	(589)	(113)	(7,077)
Book Value	140	1,070	1,102	393	502	280	39	3,526

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

The accumulated annual pension entitlements and the pension costs of individual members of the Board of Management are as follows:

Philips Group

Accumulated annual pension entitlements and pension-related costs in EUR unless otherwise stated

	age at December 31, 2022	accumulated annual pension as of December 31, 2022	total pension related costs
R. Jakobs	48	53,175	63,985
A. Bhattacharya	61	37,446	265,383
M.J. van Ginneken	49	50,614	169,755
Pension costs			499,123

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

Philips Group

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2022
Net Income	(1,605)
Discontinued operations, net of income taxes	(13)
Income tax expense	(113)
Investments in associates, net of income taxes	2
Financial expenses	258
Financial income	(58)
Income from operations	(1,529)	404	(2,246)	515	(202)
Depreciation, amortization and impairment of fixed assets	1,602	559	514	132	397
Impairment of goodwill	1,357	27	1,331
Restructuring and acquisition-related charges	202	21	108	11	61
Other items:	925	180	703	(4)	46
Respironics field-action provision	250		250
Respironics field-action running remediation costs	210		210
R&D project impairments	134	120	12	3
Portfolio realignment charges	109		109
Impairment of assets in S&RC	39		39
Provision for public investigations tender irregularities	60	60
Provisions for quality actions in Connected Care	59		59
Remaining items	63	-	24	(6)	46
Add back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(252)	(135)	(84)	(3)	(30)
Adjusted EBITDA	2,305	1,055	326	652	272

Philips Group

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2021
Net Income	3,323
Discontinued operations, net of income taxes	(2,711)
Income tax expense	(103)
Investments in associates, net of income taxes	4
Financial expenses	188
Financial income	(149)
Income from operations	553	941	(722)	576	(242)
Depreciation, amortization and impairment of fixed assets	1,323	459	382	131	350
Impairment of goodwill	15	2	13
Restructuring and acquisition-related charges	95	7	93	(1)	(5)
Other items:	1,069	(32)	965	-	136
Respironics field-action provision	719	-	719		-
Respironics field-action running remediation costs	94		94
Provisions for quality actions in Connected Care	94		94
Loss on divestment of business	76				76
Remaining items	87	(32)	58	-	61
Add back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(70)	(21)	(51)		2
Adjusted EBITDA	2,985	1,358	680	706	241

Philips Group

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2020
Net Income	1,195
Discontinued operations, net of income taxes	(196)
Income tax expense	212
Investments in associates, net of income taxes	9
Financial expenses	202
Financial income	(158)
Income from operations	1,264	497	704	362	(300)
Depreciation, amortization and impairment of fixed assets	1,462	536	414	145	368
Impairment of goodwill	144	0	144
Restructuring and acquisition-related charges	195	29	97	31	37
Other items	299	83	112	24	81
Add back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(102)	(35)	(64)	1	(4)
Adjusted EBITDA	3,262	1,111	1,407	563	180

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

Exhibit 4	Material Contracts.
Exhibit 4 (a)*	Services contract between the company and R.W.O. Jakobs
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

Exhibit 4 (e)	Services contract between the company and F.A. van Houten (Incorporated by reference to Exhibit 4 (a) to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the Securities and Exchange Commission on February 25, 2020)
Exhibit 8*	List of Subsidiaries.
Exhibit 12 (a)	Certification of R.W.O. Jakobs filed pursuant to 17 CFR 240. 13a-14(a).
Exhibit 12 (b)	Certification of A. Bhattacharya filed pursuant to 17 CFR 240. 13a-14(a).
Exhibit 13 (a)	Certification of R.W.O. Jakobs furnished pursuant to 17 CFR 240. 13a-14(b).
Exhibit 13 (b)	Certification of A. Bhattacharya furnished pursuant to 17 CFR 240. 13a-14(b).
Exhibit 15 (a)	EY Consent of independent registered public accounting firm.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
* Filed with the original filing of Form 20-F on February 21, 2023

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

KONINKLIJKE PHILIPS N.V. (Registrant)
/s/ R.W.O. Jakobs R.W.O. Jakobs (Chief Executive Officer, Chairman of the Board of Management and the Executive Committee)	/s/ A. Bhattacharya A. Bhattacharya (Chief Financial Officer, Member of the Board of Management and the Executive Committee)

Date: February 24, 2023