Form 20-F
period 2023-12-31
KONINKLIJKE PHILIPS NV
filed 2024-02-20
CIK 313216

As filed with the Securities and Exchange Commission on February 20, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Class	Outstanding at December 31, 2023
KONINKLIJKE PHILIPS NV	906,403,156 shares
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
    6.1Our strategic focus
    6.2How we create value with sustainable impact
    6.3Double Materiality Assessment
    6.4Our business structure
    6.5Our geographic structure
    6.6Supply chain and procurement
    6.7Real Estate
  7Financial performance
    7.1Performance review
    7.2Factors impacting performance
    7.3Results of operations
    7.4Restructuring and acquisition-related charges
    7.5Acquisitions and divestments
    7.6Cash flows
    7.7Financing
    7.8Debt position
    7.9Liquidity position
    7.10Shareholders’ equity
    7.11Cash obligations
    7.12Dividend
  8Environmental, Social and Governance
    8.1Philips' ESG commitments
    8.2Environmental performance
    8.3Social performance
    8.4Governance
    8.5Philips' ESG performance at a glance
  9Risk management
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
    14.3Taxation
    14.4Investor information
    14.5Definitions and abbreviations
  15Exhibits

1Introduction

This document contains information required for the Annual Report on Form 20-F for the year ended December 31, 2023 of Koninklijke Philips N.V. (the 2023 Form 20-F). Reference is made to the Form 20-F cross reference table herein. Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) this introduction and the cautionary statement “forward-looking statements” on the next two pages and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. Any additional information in this document which is not referenced in the Form 20-F cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference, shall not be part of the 2023 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

References to Philips

References to the Company or company, to Philips or the (Philips) Group or group, relate to Koninklijke Philips N.V. and its subsidiaries, as the context requires. Royal Philips refers to Koninklijke Philips N.V.

IFRS based information

The audited consolidated financial statements as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023, included in the 2023 Form 20-F have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective 2023 have been endorsed by the EU; consequently, the accounting policies applied by Philips also comply with IFRS as issued by the IASB. These accounting policies have been applied by group entities.

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

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where full year information regarding 2023 is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management's estimates of rankings are based on order intake or sales, depending on the business.

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

Due to rounding, amounts may not add up precisely to the totals provided in this report.

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

These factors include but are not limited to: Philips’ ability to gain leadership in health informatics in response to developments in the health technology industry; Philips’ ability to keep pace with the changing health technology environment; macroeconomic and geopolitical changes; integration of acquisitions and their delivery on business plans and value creation expectations; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; ability to meet expectations with respect to ESG-related matters; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; breach of cybersecurity; challenges in simplifying our organization and our ways of working; the resilience of our supply chain; attracting and retaining personnel; challenges in driving operational excellence and speed in bringing innovations to market; compliance with regulations and standards including quality, product safety and (cyber) security; compliance with business conduct rules and regulations including privacy and upcoming ESG disclosure and due diligence requirements; treasury and financing risks; tax risks; reliability of internal controls, financial reporting and management process; global inflation.

As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, reference is made to the information in Risk factors.

3Form 20-F cross reference table

Only (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii) the Introduction and the cautionary statements concerning forward-looking statements of this report on pages 6-7, and (iii) the Exhibits shall be deemed to be filed with the Securities and Exchange Commission for any purpose. The content of Philips’ websites and other websites referenced herein should not be considered to be a part of or incorporated into the 2023 Form 20-F. Any additional information which is not referenced in the Form 20-F cross reference table or the Exhibits themselves shall not be deemed to be so incorporated by reference, shall not be part of the 2023 Form 20-F and is furnished to the Securities and Exchange Commission for information only.

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
Chapter 6.4 – Our business structure
Chapter 7.3 – Results of operations - Discontinued operations
Chapter 7.4 – Restructuring and acquisition-related charges
Chapter 7.5 – Acquisitions and divestments
Chapter 7.6 – Cash flows
Chapter 12.1 – Corporate governance
Chapter 12.9 – Corporate information
Chapter 14.4.3 – Investor contact - How to reach us
Note 3 – Discontinued operations and assets classified as held for sale
Note 4 – Acquisitions and divestments
Note 5 – Interests in entities
Note 30 – Subsequent events

	B Business Overview	Chapter 1 – Introduction - Third-party market share data
Chapter 6.1 – Our strategic focus
Chapter 6.4 – Our business structure
Chapter 6.5 – Our geographic structure
Chapter 6.6 – Supply chain and procurement
Chapter 7.1 – Performance review
Chapter 8.4.6 – Quality & Regulatory and patient safety
Note 2 – Information by segment and main country

	C Organizational structure	Chapter 6.4 – Our business structure
Note 2 – Information by segment and main country
Note 5 – Interests in entities
Index of exhibits - Exhibit 8

	D Property, plant and equipment	Chapter 6.7 – Real Estate
Note 2 – Information by segment and main country
Note 3 – Discontinued operations and assets classified as held for sale - Assets classified as held for sale
Note 10 – Property, plant and equipment
Note 19 – Provisions - Environmental provisions; Other provisions (provisions for decommissioning costs)
Note 24 – Contingencies - Environmental remediation
4A	Unresolved staff comments	Not applicable
5	Operating and financial review and prospects
	A Operating results	Chapter 6.4 – Our business structure
Chapter 6.6 – Supply chain and procurement
Chapter 7.1 – Performance review
Chapter 7.2 – Factors impacting performance
Chapter 7.3 – Results of operations
Chapter 7.4 – Restructuring and acquisition-related charges
Chapter 7.5 – Acquisitions and divestments
Chapter 7.6 – Cash flows
Chapter 7.9 – Liquidity position
Chapter 7.11 – Cash obligations
Chapter 8.2.1 – Climate Action
Chapter 8.2.6 – Sustainable Operations - Waste
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
Note 24 – Contingencies
Note 29 – Details of treasury and other financial risks - Currency risk
Note 30 – Subsequent events

	B Liquidity and capital resources	Chapter 7.3 – Results of operations
Chapter 7.4 – Restructuring and acquisition-related charges
Chapter 7.5 – Acquisitions and divestments
Chapter 7.6 – Cash flows
Chapter 7.7 – Financing
Chapter 7.8 – Debt position
Chapter 7.9 – Liquidity position
Chapter 7.10 – Shareholders’ equity
Chapter 7.11 – Cash obligations
Note 17 – Equity
Note 18 – Debt
Note 23 – Cash flow statement supplementary information
Note 29 – Details of treasury and other financial risks

	C Research and development, patents and licenses, etc.	Chapter 6.1 – Our strategic focus
Chapter 6.4.4 – Segment Other - Innovation & Strategy; IP Royalties
Chapter 7.3 – Results of operations - Research and development expenses

	D Trend information	Chapter 6.6 – Supply chain and procurement
Chapter 7.1 – Performance review - The year 2023; The year 2022
Chapter 7.2 – Factors impacting performance
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
Chapter 11.2.2 – Remuneration report 2023
Chapter 11.2.3 – Remuneration of the Board of Management in 2023
Note 26 – Share-based compensation
Note 27 – Information on remuneration

	C Board practices	Chapter 10 – Supervisory Board
Chapter 11 – Supervisory Board report - Supervisory Board Committees
Chapter 11.2.1 – Letter from the Remuneration Committee Chair - The composition of the Remuneration Committee and its activities (first paragraph)
Chapter 11.2.2 – Remuneration report 2023 - Main elements of the Remuneration Policy; Services agreements
Chapter 11.3 – Report of the Audit Committee
Chapter 12.2 – Board of Management and Executive Committee - Appointment and composition
Chapter 12.3 – Supervisory Board - Appointment and composition; Supervisory Board committees

	D Employees	Chapter 8.3.6 – Employment
Note 6 – Income from operations - Employees

	E Share ownership	Chapter 11.2.2 – Remuneration report 2023 - Main elements of the Remuneration Policy
Chapter 11.2.3 – Remuneration of the Board of Management in 2023
Chapter 12.4 – Other Board-related matters - Remuneration and share ownership
Chapter 12.10 – Additional information - Equity compensation plans
Note 17 – Equity
Note 26 – Share-based compensation
Note 27 – Information on remuneration

	F Disclosure of registrant's action to recover erroneously awarder compensation	Not applicable

7	Major shareholders and related party transactions

	A Major shareholders	Chapter 12.5 – General Meeting of Shareholders - Share capital; issue and repurchase of (rights to) shares (second and third paragraphs)
Chapter 12.7 – Stichting Preferente Aandelen Philips
Chapter 12.8 – Major shareholders
Chapter 12.10 – Additional information - Voting Rights (last sentence)

	B Related party transactions	Chapter 12.4 – Other Board-related matters - Conflicts of interest
Note 5 – Interests in entities
Note 25 – Related-party transactions
Note 27 – Information on remuneration

	C Interests of experts and counsel	Not applicable

8	Financial information

	A Consolidated statements and other financial information	Chapter 7.12 – Dividend - Dividend policy
Chapter 13 – Group financial statements - 13.4 to 13.10

	B Significant changes	Note 30 – Subsequent events

9	The offer and listing

	A Offer and listing details	Chapter 14.4.1 – Share information

	B Plan of distribution	Not applicable

	C Markets	Chapter 14.4.1 – Share information

	D Selling shareholders	Not applicable

	E Dilution	Not applicable

	F Expenses of the issue	Not applicable

10	Additional information

	A Share capital	Not applicable

	B Memorandum and articles of association	Chapter 12.2 – Board of Management and Executive Committee - Appointment and composition
Chapter 12.3 – Supervisory Board - Appointment and composition
Chapter 12.4 – Other Board-related matters - Remuneration and share ownership, fifth paragraph; Conflicts of interest
Chapter 12.5 – General Meeting of Shareholders - Meetings; Main powers of the General Meeting of Shareholders
Chapter 12.7 – Stichting Preferente Aandelen Philips
Chapter 12.10 – Additional information - Articles of association
Index of exhibits - Exhibit 1; Exhibit 2

	C Material contracts	Chapter 11.2.2 – Remuneration report 2023 - Services agreements
Chapter 12.2 – Board of Management and Executive Committee - Appointment and Composition
Note 26 – Share-based compensation
Note 27 – Information on remuneration
Index of exhibits - Exhibit 4(a)
Index of exhibits - Exhibit 4(b)
Index of exhibits - Exhibit 4(c)
Index of exhibits - Exhibit 4(d)
Index of exhibits - Exhibit 4(e)
Index of exhibits - Exhibit 4(f)

	D Exchange controls	Chapter 12.10 – Additional information - Exchange controls
Note 29 – Details of treasury and other financial risks - Liquidity risk

	E Taxation	Chapter 14.3 – Taxation - Dividend withholding tax

	F Dividends and paying agents	Not applicable

	G Statements by experts	Not applicable

	H Documents on display	Chapter 1 – Introduction - Documents on display

	I Subsidiary information	Not applicable

	J Annual Report to Security Holders	Not applicable

11	Quantitative and qualitative disclosure about market risk

	A Quantitative information about market risk	Chapter 2 – Forward-looking statements
Note 29 – Details of treasury and other financial risks

	B Qualitative information about market risk	Chapter 2 – Forward-looking statements
Note 29 – Details of treasury and other financial risks

	C Interim periods	Not applicable

	D Safe harbor	Chapter 2 – Forward-looking statements
Note 29 – Details of treasury and other financial risks

	E Smaller reporting companies	Not applicable

12	Description of securities other than equity securities

	A Debt securities	Not applicable

	B Warrant and rights	Not applicable

	C Other securities	Not applicable

	D American depository shares	Chapter 14.4.4 – New York Registry Shares

Part 2
13	Defaults, dividend arrearages and delinquencies	Not applicable
14	Material modifications to the rights of security holders and use of proceeds	Not applicable
15	Controls and procedures

	A Disclosure controls and procedures	Chapter 13.1.1 – Disclosure controls and procedures

	B Management's Annual Report on internal control over financial reporting	Chapter 13.1.2 – Management's annual report on internal control over financial reporting
Chapter 13.1.3 – Attestation report of the registered public accounting firm

	C Attestation report of the registered public accounting firm	Chapter 13.1.3 – Attestation report of the registered public accounting firm
Chapter 13.3 – Independent auditor’s report on internal control over financial reporting

	D Changes in internal control over financial reporting	Chapter 13.1.4 – Changes in internal control over financial reporting

16A	Audit Committee Financial Expert	Chapter 12.3 – Supervisory Board - Supervisory Board Committees, fifth paragraph
16B	Code of Ethics	Chapter 8.4.4 – Philips General Business Principles (GBP) third paragraph
Chapter 12.10 – Additional information - Code of business conduct
16C	Principal Accountant Fees and Services	Chapter 11.3 – Report of the Audit Committee
Chapter 12.6 – Annual financial statements and external audit
Note 6 – Income from operations - Audit and audit-related fees
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Chapter 7.10 – Shareholders’ equity - Share repurchase methods for long-term incentive plans and capital reduction purposes
Chapter 12.5 – General Meeting of Shareholders - Share capital; issue and repurchase of (rights to) shares
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	Chapter 12.10 – Additional information - Significant differences in corporate governance practices
16H	Mine Safety Disclosure	Not applicable
16I	Disclosure regarding Foreign Jurisdictions that prevent inspections	Not applicable
16K	Cybersecurity	Chapter 8.4.7 – Cybersecurity
Part 3
17	Financial statements	Not applicable
18	Financial statements	Chapter 13 – Group financial statements - from 13.4 to 13.9
19	Exhibits	Index of exhibits

4Message from the CEO

Dear Stakeholder,

The challenges of a world in turmoil amplify the sense of urgency I feel to make sure Philips delivers on its purpose and becomes an even stronger force for good, so people everywhere can look after their health and well-being and access the care they need, with us focusing on where we can help, from the hospital to the home.

In January 2023, we announced our multi-year plan to create value with sustainable impact. Throughout the year, Philips teams around the world worked relentlessly, in a volatile environment, to deliver on the first phase of that plan, laying a strong foundation for sustained future success.

Our products and services reached 1.9 billion people in 2023, including 221 million in underserved communities – taking us closer to our goal of improving 2.5 billion lives per year by 2030, including 400 million in underserved communities.

Our improved operational performance was driven by significant progress on the three pillars of our plan to create value for all our stakeholders: 1) focused organic growth; 2) scalable people- and patient-centric innovation; and 3) focus on execution to enhance patient safety and quality, strengthen our supply chain reliability, and establish a simplified, agile operating model.

We achieved our raised 2023 outlook with strong sales growth, improved profitability, and strong cash flow, despite the uncertainties brought about by an increasingly turbulent geopolitical environment. While the order book remains strong in absolute terms, order intake was down, for which the necessary improvement actions are under way. There is still a lot of work to be done, but 2023 represents a good start, and it reinforces our confidence in delivering on our three-year plan.

Patient safety and quality

Resolving the consequences of the Respironics recall for our patients and customers is a key focus area, and I apologize for the distress caused. Globally, over 99% of the sleep therapy device registrations that are complete and actionable have been remediated, while the remediation of the ventilator devices remains ongoing.

We are fully committed to complying with the terms of the consent decree agreed with the US Department of Justice (DOJ), representing the US Food and Drug Administration (FDA), which primarily focuses on Philips Respironics in the US. The proposed consent decree will provide Philips Respironics with a roadmap of defined actions, milestones, and deliverables to demonstrate compliance with regulatory requirements and to restore the business. Further details will become available once the consent decree has been finalized and submitted to the relevant US court for approval.

As well as implementing all measures agreed with the FDA and DOJ in connection with the Respironics recall, we will continue to rebuild relations with the FDA and other national regulators. In October, Philips Respironics received preliminary court approval for the class action settlement that would resolve all or nearly all private economic loss claims in the US related to the recall. The settlement does not include or constitute any admission of liability, wrongdoing, or fault by any of the Philips parties. The previously disclosed litigation, including the personal injury and medical monitoring claims, and investigation by the DOJ related to the Respironics recall are ongoing.

Driving progress on priorities

With patient safety and quality the number one priority, oversight now resides at Executive Committee level, and we have a new organization in place, with stronger processes and more effective early warning systems in the businesses. We are pro-actively addressing quality improvements and first-time-right design. One of the most inspiring events of the year took place in October – a company-wide Timeout for Patient Safety and Quality. All 70,000 employees came together in their teams to discuss how we are moving forward on patient safety and quality, and how to take it further.

In our drive to create more reliable and resilient supply chains, we have significantly reduced our high-risk components and our inventories, and the actions we have taken continued to have a positive impact on our sales and service levels. We continue to strengthen further through regionalization of the supply base and manufacturing capability to better respond to local requirements with a shorter value chain.

We also started the shift to our new, simplified operating model – with end-to-end businesses supported by a leaner enterprise layer, strong regions and a reinvigorated impact culture – and completed the realignment of workforce roles and reporting lines. This included the difficult but necessary reduction of approximately 8,000 roles to date, out of the planned reduction of 10,000 roles by 2025.

Reflecting our changing culture of people- and patient-centricity, accountability and impact, our Executive Committee was strengthened with the arrival of four new members in 2023, each bringing valuable experience and skills to the work of our leadership team. We also welcome the decision by Exor to take a 15% minority stake in our company – a sign of confidence in our plan, our people, and our future. And we marked the 100th anniversary of Philips in China, a remarkable achievement.

The opportunity to deliver better care for more people

Today, millions of people around the world have little or no access to basic healthcare, and climate change is impacting both environmental and human health. Healthcare is simply not working as it needs to. There are not enough doctors and nurses to address the growing demand for care. In parallel, rising costs are stretching financial budgets to the limit.

That’s why we are advocating for systemic change, driven by all ecosystem players, that addresses technology, clinical practice, financing and regulation as a whole. Change that delivers better, more productive healthcare that works for everyone. Without this change, communities all around the world will increasingly face challenges to get the care they need.

Focusing our efforts on where we can make a difference, we want to help more healthcare providers help more patients, in a sustainable way, and empower more people to take care of their health and well-being – by applying our combined capabilities in innovation, design and sustainability.

There is a lot of work to be done, but we see the potential for a future where health systems run smoothly, efficiently and sustainably, with doctors and nurses seeing the patient at the right time and at the right point of care. Where they can be confident that the right choice is also the easy choice, with simpler workflows enabling them to give patients the best care and best experience.

With real-time and predictive insights supporting collaboration across the patient journey. And AI being used in a responsible manner to optimize workflows and improve efficiency, so that clinical staff get the time and space to focus on what matters and what they do best: caring for their patients.

We see a future where it is also easier for people everywhere to look after their health and well-being. For example, with solutions helping more parents and babies in the first 1,000 days and supporting the connection between good oral care and good overall health.

Recognizing that human health and environmental health go hand in hand, we are collaborating with our customers and suppliers to decarbonize healthcare and so create a more sustainable and resilient industry.

Looking ahead

While realistic about the challenging economic environment, geopolitical risks, and uncertainties around ongoing litigation, I am confident we will continue to deliver on our multi-year plan to create value with sustainable impact – helping consumers lead healthy lives and healthcare providers deliver efficient, high-quality care to patients in a sustainable way. Based on our ongoing actions to enhance execution – driving patient safety and quality, increasing supply chain reliability, and further simplifying how we work – we expect further performance improvement in 2024.

Against this background, and reflecting the importance we attach to dividend stability, we propose to maintain the dividend at EUR 0.85 per share, to be distributed fully in shares.

On behalf of the Executive Committee, I would like to thank our consumers, our customers and their patients, our suppliers and ecosystem partners for their support, and the Supervisory Board for their support and guidance. I also want to express my deep gratitude to our employees for their dedication to improving people’s lives and our company’s performance, and to our shareholders and other stakeholders for their continued support.

As I look ahead, I am realistic about the challenges we face, optimistic about building on the momentum we have created, and excited about delivering on our purpose – for the benefit of patients, customers and consumers the world over.

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

Members of the Board of Management

Roy Jakobs
Born 1974, Dutch and German
Chief Executive Officer (CEO)
Chairman of the Board of Management and the Executive Committee (since October 2022)

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

Abhijit Bhattacharya

Born 1961, Indian

Executive Vice President
Member of the Board of Management (since December 2015)
Chief Financial Officer

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

Marnix van Ginneken

Born 1973, Dutch

Executive Vice President
Member of the Board of Management (since November 2017)
Chief ESG & Legal Officer

Marnix van Ginneken joined Philips in 2007 and became Head of Group Legal in 2010. In 2014, Marnix became Chief Legal Officer of Royal Philips and Member of the Executive Committee. In 2017 he was appointed to the Board of Management. He is responsible for driving ESG efforts across the company, including Sustainability. He is also responsible for Legal, Intellectual Property & Standards and Government & Public affairs. Since January 1, 2024 he is Chairman of the Board of the Philips Foundation. In 2011, he was appointed Professor of International Corporate Governance at the Erasmus School of Law in Rotterdam. Before joining Philips, Marnix worked for Akzo Nobel and as an attorney in a private practice.

Other members of the Executive Committee

Willem Appelo
Born 1964, Dutch
Executive Vice President
Chief Operations Officer
Andy Ho
Born 1961, Chinese/Canadian
Executive Vice President
Chief Market Leader of Philips Greater China
Deeptha Khanna
Born 1976, Singaporean
Executive Vice President
Chief Business Leader Personal Health
Bert van Meurs
Born 1961, Dutch
Executive Vice President
Chief Business Leader Image Guided Therapy and Chief Business Leader Precision Diagnosis (a.i.), responsible for Diagnosis & Treatment
Edwin Paalvast
Born 1963, Dutch
Executive Vice President
Chief Market Leader of International Region
Shez Partovi
Born 1967, Canadian
Executive Vice President
Chief Innovation & Strategy Officer
Jeff DiLullo
Born 1969, American
Executive Vice President
Chief Market Leader of Philips North America
Heidi Sichien
Born 1974, Belgian
Executive Vice President
Chief People Officer
Steve C de Baca
Born 1968, American
Executive Vice President
Chief Patient Safety and Quality Officer
Julia Strandberg
Born 1974, American
Executive Vice President
Chief Business Leader Connected Care

This page reflects the composition of the Executive Committee as per December 31, 2023. For a current overview of the Executive Committee members, see also https://www.philips.com/a-w/about/executive-committee.html

6Strategy and Businesses

6.1Our strategic focus

Today, most healthcare systems are struggling to keep up with the ever-rising need for, and cost of, healthcare, while systemic staff shortages and financial resource constraints increase the pressure. Climate change is impacting both environmental and human health, compounding the stress on our healthcare systems and influencing consumer behavior. At the same time, in both the hospital and the home, emerging technologies and AI are affecting our lives like never before.

At Philips, our purpose is to improve people’s health and well-being through meaningful innovation. As such, we see huge opportunities to make a difference through innovation, design, and sustainability – partnering with our healthcare customers to increase productivity and deliver better care for more people through our innovation platforms of monitoring, imaging, interventional and enterprise informatics. And empowering more people to take care of their health and well-being through our personal health propositions.

Our plan to create value with sustainable impact

As a health technology company, Philips is committed to driving progressive value creation through a strategy of focused organic growth, scalable patient- and people-centric innovation, and focus on reliable execution.

Philips has significant strengths to build on. We have a portfolio of patient- and people-centric innovations in hardware, software, AI and services, supporting care in the hospital and in the home. And we are the preferred strategic and innovation partner for many customers across the globe.

A strategy of focused growth

We operate in growing market segments, where attractive margins provide a foundation for sustainable value creation. To deliver on our strategy, we make clear portfolio choices. We are concentrating our resources on areas where we have strong positions and can accelerate growth and expand margins more quickly – Image Guided Therapy, Monitoring, Ultrasound, and Personal Health. In doing so, we will focus to support clinical workflows in areas where we have domain leadership, such as cardiology, and that build on our deep strength in the Intensive Care Unit (ICU) and Cath Lab.

In Diagnostic Imaging, our goal is to help healthcare providers who need to do more with less. We will do so by leveraging our differentiating, AI-enabled innovations to increase their imaging workflow productivity, departmental efficiency and financial sustainability and, by doing so, improve our margins and drive uptake of our services supporting care pathways.

We help our customers to unlock actionable insights from pools of medical imaging data, vital signs (patient monitoring) data and insights generated with the support of artificial intelligence (AI) to optimize care delivery across the patient journey. With the scaling of our end-to-end multi-vendor Enterprise Informatics business, we aim to grow our platforms such as radiology, pathology and remote care delivery across health systems and care settings, while building long-term customer relationships, generating recurring revenue and enabling the hardware business to maintain a competitive advantage.

Additionally, we remain committed to rebuilding our position in Sleep & Respiratory Care while continuing to resolve the effects of the Respironics recall.

Scalable patient- and people-centric innovation

At Philips, we’ve been innovating to improve lives for over 130 years. People’s needs are at the very heart of how we innovate and design for sustainable impact with a ‘safety and quality first’ mindset.

Innovation is our core strength and will continue to be our core differentiator. Recent industry trends have accelerated the adoption of technology within healthcare. We are embracing these trends and shifting our innovation to a more patient- and people-centric model closer to our customers. This starts with asking: What do people – in our case, patients and clinicians, nurses and technicians, consumers – really need? And how can we best support healthcare professionals with their workflow?

In our businesses, we are focusing our efforts and resources on fewer projects offering greater scale and impact on patient outcomes and care providers’ clinical, operational and sustainability challenges. We do this by balancing new, breakthrough innovations and continuous optimized lifecycle management, through upgrades and services, of Philips products and systems already deployed in care settings. We bring together expertise across the product lifecycle, from research through serviceability, to ensure our innovations drive maximum impact for our customers and consumers – delivering a superior experience and value, with minimum environmental impact.

Execution as the value driver

Enabled by a culture of patient- and people-centricity, accountability and impact, supported by strong health technology capabilities, we see effective execution as the key value driver of our plan and a key driver for change. We are focusing on:

  Patient safety and quality – remains our highest priority
  End-to-end supply chain resilience
  A simplified operating model with an agile way of working

First, patient safety and quality is at the heart of everything we do. We have stepped up accountability for patient safety and quality, for example, by elevating oversight to the Executive Committee and creating a new organization, with stronger processes and more effective early warning systems in the businesses, as well as giving all employees dedicated patient safety and quality objectives. We are investing in systems, capabilities and training to facilitate identification of potential patient safety or quality issues. And we are taking the learnings from the Respironics recall to improve our ability to correctly assess patient safety and provide quality of the highest standard across Philips and in delivery to patients, customers and consumers.

Second, we are re-shaping our supply chain set-up so we can ensure reliable delivery of products and services and deliver our order book. We have moved away from being organized around central functions to a structure where we align procurement and supply chain to our businesses. A more regionalized structure combined with dual sourcing that can work effectively even when volatile conditions emerge in different parts of the world. We are pruning our product portfolio, which includes a long tail of smaller product lines and older generations of our products. We also have a dedicated team redesigning products and components to increase our resilience to more volatile demand.

Finally, we are implementing our simplified operating model to enable us to better serve patients, customers and consumers, as well as ensuring that our cost of organization remains competitive in an inflationary and cost-driven environment, and that we are more agile in responding to changes in the market. Prime accountability has been assigned to the businesses, supported by lean Functions and Regions following tailored models, all guided by fewer KPIs and more focused targets.

Driving impact for people and planet

Building on our strong heritage in environmental sustainability and social impact, we have operationalized our purpose by adopting a fully integrated approach to doing business responsibly and sustainably. We are partnering with stakeholders to drive environmental, social and governance (ESG) priorities and make a global impact. For example:

  We aim to improve the lives of 2.5 billion people a year, including 400 million in underserved communities, by 2030
  We will continue to operate carbon-neutrally and are partnering with customers and suppliers on reducing emissions across the full value chain in line with science-based targets
  We aim to increase circular revenues from 15% of sales in 2020 to 25% of sales by 2025

Delivering on our plan

With our global reach, market leadership positions, deep clinical and technological insights, and patient- and people-focused innovation, we believe Philips is well positioned to help deliver real change across healthcare. Fueled by our purpose and supported by a reinvigorated culture of accountability and empowerment, as well as strengthened health technology capabilities, we aim to progressively create value with sustainable impact.

6.2How we create value with sustainable impact

The overview below is based on the International Integrated Reporting Council framework and includes resource inputs, value outcomes and societal impact across various financial and Environmental, Social and Governance (ESG) dimensions.

Resource inputs

Human

  Employees 69,656, 120-plus nationalities, 39% female
  Training 3,670,963 courses, 2,987,260 hours, 3,578,199 training completions
  30,558 employees in Growth geographies
  Focus on Inclusion & Diversity

Intellectual

  Invested in R&D EUR 1.9 billion (Green/EcoDesigned Innovation EUR 142 million)
  Employees in R&D 10,833

Financial

  Equity EUR 12.1 billion
  Net debt*) EUR 5.8 billion

Manufacturing

  Employees in production 35,281
  Industrial sites 23, cost of materials used EUR 4.6 billion
  Total assets EUR 29 billion
  Capital expenditures on property, plant and equipment EUR 345 million

Natural

  Energy used in manufacturing 322,532 megawatt hours
  Water used 661,076 m3
  'Closing the loop' on all our professional medical equipment by 2025

Social

  Philips Foundation
  Stakeholder engagement
  Volunteering policy

Value outcomes

Human

  Employee Engagement Index 73% favorable
  Sales per employee EUR 260,840
  Safety 172 Total Recordable Cases

Intellectual

  New patent filings 795
  Royalties EUR 434.2 million
  160 design awards for the Philips brand

Financial

  Comparable sales growth*) 6.0%
  Adjusted EBITA*) as a % of sales 10.6%
  Free cash flow*) EUR 1,582 million

Manufacturing

  EUR 12.4 billion revenues from goods sold

Natural

  70.5% Green/EcoDesigned Revenues
  20.0% revenues from circular propositions
  Net CO2 emissions from own operations down to zero kilotonnes
  107,000 tonnes (estimated) from products, parts and packaging used to put products on the market
  Waste 19,375 tonnes, of which 91% recirculated

Social

  Brand value USD 11.2 billion (Interbrand)
  Partnerships with UNICEF, Red Cross, Amref and Ashoka

Societal impact

Human

  Employee benefit expenses EUR 6,903 million, all staff paid at least a Living Wage
  Appointed 81% of our senior positions from internal sources
  31% of Leadership positions held by women

Intellectual

  Around 48% of revenues from new products and solutions introduced in the last three years
  Approximately 70% of sales from leadership positions

Financial

  Market capitalization EUR 19 billion at year-end
  Long-term credit rating BBB+1, Baa12, BBB+3**)
  Dividend EUR 749 million

Manufacturing

  100% electricity from renewable sources

Natural

  Environmental impact of Philips operations up to EUR 261 million
  All 23/23 industrial sites 'Zero Waste to Landfill' at year-end 2023
  Updated CO2 reductions approved by the Science Based Targets initiative

Social

  1.88 billion Lives Improved, of which 221 million in underserved communities (including 1.4 million via Philips Foundation)
  723,000 employees impacted at suppliers participating in the 'Beyond Auditing' program
  Total tax contribution EUR 3,051 million (taxes paid/withheld)
  Corporate income tax paid EUR 152 million
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.
**)1 Fitch, 2 Moody's, 3 Standards & Poor's

6.3Double Materiality Assessment

We identify the Environmental, Social and Governance topics which we believe have the greatest impact on our business and the greatest level of concern to stakeholders along our value chain, for instance patient safety and quality. We do this through a multi-stakeholder process. Please refer to Working with stakeholders and advocacy for more information. Assessing these topics enables us to prioritize and focus upon the most material topics and effectively address these in our policies, programs, targets and actions. We do this with reference to the GRI standard and identify and assess impacts on an ongoing basis, for example through discussions with our customers, suppliers, investors, employees, peer companies, social partners, regulators, NGOs, and academics. We also conduct a benchmark exercise, carry out trend analysis and run media searches to provide input for our materiality analysis. GRI has not yet published a sector standard for the healthcare industry. Philips’ impact on society at large is covered through our Lives Improved metric and the Environmental Profit & Loss account, as well as a number of other KPIs addressed in Environmental, Social and Governance. The result of our impact materiality assessment you will find below.

Similar to 2022, we used an evidence-based approach to materiality assessment, powered by a third-party AI-based application. The application allows automated sifting and analysis of millions of data points from publicly available sources, including corporate reports, mandatory regulations and voluntary initiatives, as well as news. With this data-driven approach to materiality assessment we have incorporated a wider range of data and stakeholders than was ever possible before and managed to get an evidence-based perspective on regulatory, strategic and reputational risks and opportunities. Topics were prioritized through a survey sent to a large and diverse set of internal and external stakeholders, combined with input from the application.

Changes in 2023

On both external and internal importance axis, the most significant increases compared to 2022 were Waste management and Social inclusion & engagement. Innovation & research went down on both axes. On the internal importance axis, there was a significant decrease on Pollution.

Double materiality

After completing the regular impact materiality assessment, we completed a preliminary 'double materiality' assessment, in preparation for the upcoming requirements of the EU Corporate Sustainability Reporting Directive (CSRD). The double materiality assessment addresses both financial materiality (the impact of society on Philips) as well as impact materiality (the impact of Philips on society): we only included the high and medium material topics from impact materiality and/or financial materiality. The data sources used for the financial materiality include corporate reports, mandatory regulations with sanctions, voluntary initiatives by e.g. central banks, and Sustainability Accounting Standards Board (SASB) accounting metrics. For impact materiality, we included sustainability data from corporate reports or sustainability reports, coverage in the news and voluntary initiatives and regulation. We calibrated the financial and impact materiality with a team of internal experts from Enterprise Risk Management, Group Control, Internal Audit, Insurance and Risk Management and Sustainability and aligned with our Enterprise Risk Management assessment. After this calibration the financial impact of Product responsibility & safety, Geopolitical events, and Big data, AI & Cybersecurity were increased. The results of the double materiality analysis are depicted below.

From the financial materiality assessment, the topics that ranked highest were: (1) Product responsibility & safety, (2) Geopolitical events, and (3) Big data, AI & Cybersecurity, as well as Business ethics & General business principles.

From the impact materiality assessment, the topics that ranked the highest were: (1) from the Environmental topics, Climate change, and Energy efficiency; (2) from the Social topics, Employee well-being, health & safety, and Access to (quality & affordable) care; and (3) from the Governance topics, Big data, AI & Cybersecurity, and Competition & market access. These topics are all covered in more detail in the Annual Report 2023 and monitored regularly.

The outcome of the double materiality assessment did not result in any significant changes in the material topics identified from impact materiality.

The results of our materiality assessment have been reviewed and approved by the Philips Board of Management and will be used to prepare for the upcoming EU legislation.

6.4Our business structure

Koninklijke Philips N.V. (Royal Philips) is the parent company of the Philips Group. As announced on January 30, 2023, Philips has changed its operating model to end-to-end businesses with single accountability in order to make the company more agile in its drive to create value with sustainable impact. The segments Diagnosis & Treatment, Connected Care and Personal Health are each responsible for the management of their business activity worldwide, and are made up of the six businesses shown below. Additionally, Royal Philips identifies the segment Other.

Philips Group

Total sales by reportable segment

2023
Diagnosis & Treatment	49%
Connected Care	28%
Personal Health	20%
Other	3%

6.4.1Diagnosis & Treatment segment

Our Diagnosis & Treatment businesses create value through their portfolio of innovative AI-enabled solutions that support precision diagnosis and minimally invasive treatment in therapeutic areas such as cardiology, peripheral vascular, neurology, surgery, and oncology. With these solutions, we enable our customers to realize better health outcomes, improved patient and staff experience, and lower cost of care.

Serving diagnostic imaging markets globally, our goal is to improve customer performance in the radiology/imaging workflow. We see significant opportunity to enable precision diagnosis while at the same time supporting adjacent needs for care orchestration across care pathways and increasing departmental productivity. We do this through smart diagnostic systems, connected workflow solutions, and integrated AI-supported diagnostics and pathway informatics. These drive enterprise-wide operational efficiency and help clinicians to provide an early and definitive diagnosis, enabling them to select tailored care pathways with predictable outcomes for every patient, both inside and outside the hospital.

We also provide integrated solutions combining imaging systems, diagnostic monitoring data and therapeutic devices, which optimize interventional procedures to deliver more effective treatment, better outcomes and higher productivity. Building upon our leading-edge Azurion system, we continue to innovate, optimizing clinical and operational lab performance through advances in workflow and integration for routine procedures, and expanding the role of image-guided interventions to treat new groups of patients such as those with complex diseases including various cardiovascular conditions, stroke and lung cancer. We are also innovating the way we engage with our customers, using new business models across different care settings, including out-of-hospital settings such as office-based labs and ambulatory surgical centers, which offer clear clinical, financial and operational benefits.

In 2023, the Diagnosis & Treatment segment consisted of the following businesses:

  Precision Diagnosis, consisting of:
    Diagnostic Imaging:
      Diagnostic X-ray business unit – systems with associated software to optimize diagnostic imaging quality and improve efficiency and productivity for the hospital
      Magnetic Resonance Imaging business unit – helium-free-for-life operations, bundled with associated AI-enabled software to streamline workflows, optimize diagnostic quality, and improve patient experience
      Computed Tomography AMI business unit – advanced and efficient systems and software, including detector-based Spectral CT and molecular and hybrid imaging solutions for nuclear medicine
    Ultrasound business unit – echography solutions focused on diagnosis, treatment planning and guidance for cardiology, general imaging, obstetrics/gynecology, and point-of-care applications, as well as proprietary AI-enabled and intelligent software capabilities to enable early, advanced diagnostics and timely interventions, and remote capabilities to enable tele-ultrasound operations and training

  Image Guided Therapy, consisting of:
    Image Guided Therapy Systems business unit – integrated interventional systems that combine information from imaging systems, interventional devices, navigation tools, monitoring patient data and patient health records, supported by AI, to provide interventional staff with the control and information they need to perform procedures efficiently
    Image Guided Therapy Devices business unit – interventional diagnostic and therapeutic devices to treat coronary artery and peripheral vascular disease

Diagnosis & Treatment

Total sales by business

2023
Precision Diagnosis 1)	61%
Image Guided Therapy	39%
1)of which Diagnostic Imaging 39%, Ultrasound 22%

Revenue is predominantly earned through the sale of products, leasing, customer services fees, recurring per-procedure fees for disposable devices, and software license fees. For certain offerings, per-study fees or outcome-based fees are earned over the contract term.

Sales channels are a mix of a direct sales force, especially in the larger markets, third-party distributors and an online sales portal. This varies by product, market and price segment. Our sales organizations have an intimate knowledge of technologies and clinical applications, as well as the solutions necessary to solve problems for our customers.

Sales at Philips’ Diagnosis & Treatment businesses are generally higher in the second half of the year, largely due to the timing of customer spending patterns.

At year-end 2023, Diagnosis & Treatment had 28,397 employees worldwide.

2023 highlights

At RSNA23, Philips announced a raft of new innovations, including next-generation EPIQ Elite 10.0 and Affiniti ultrasound systems that increase diagnostic confidence and workflow efficiency, BlueSeal MRI Mobile, the world’s first and only mobile MRI system with helium-free operations, and new AI-enabled cloud solutions that enhance radiology efficiency and clinical confidence.

Philips launched its new MR 7700 3.0T system, which features an enhanced gradient system designed to deliver outstanding imaging results and speed to support confident diagnosis for every patient.

Five top hospitals in Shanghai, with a total of more than 10,000 beds, installed Philips’ advanced Spectral CT 7500 imaging system, helping physicians deliver first-time-right diagnosis through fast, low-dose X-ray scans.

Philips further expanded its ultrasound portfolio with the launch of the Ultrasound Compact 5500 CV, which delivers cart-based premium image quality in ultrasound exams for cardiology and vascular patients at the bedside.

Philips IntraSight Mobile received approval from the Chinese regulatory authority, paving the way for its commercial introduction in the Chinese market. IntraSight Mobile combines imaging and physiology applications on a mobile system for peripheral and coronary artery disease therapy.

Philips expanded its image-guided therapy portfolio with the launch of Philips Zenition 10, which provides a cost-effective imaging solution to guide high-volume routine surgery, as well as complex orthopedic and trauma procedures. Philips also launched the Zenition 30 Image Guided Therapy Mobile C-arm. Its workflow-enhancing features and excellent image quality enable surgeons to deliver enhanced care to more patients, helping alleviate the staff shortages faced by many hospitals.

Through the WE-TRUST study, Philips is driving innovation in stroke treatment. The trial examines the impact of the direct-to-angio treatment pathway on clinical outcomes, facilitated by a helical scan in the angio suite developed by Philips to reduce time to treatment. With 16 leading stroke centers and hospitals around the world involved in the trial and 100 patients enrolled, the WE-TRUST study has already achieved the scale and momentum needed to deliver a reliable evidence base on the potential benefits of the Direct to Angio Suite pathway for patients suspected of having a large vessel occlusion (LVO) ischemic stroke – a treatment pathway that focuses squarely on addressing the fact that the faster a patient is treated, the more likely they are to recover. Another significant milestone was the publication of health economics analysis results in the Journal of NeuroInterventional Surgery, demonstrating that this new stroke care pathway can save over USD 3,000 per patient.

6.4.2Connected Care segment

With technology constantly advancing and becoming increasingly pervasive in healthcare, the Connected Care businesses aim to connect and elevate care for all. Philips connects patients and caregivers across care settings, delivering clinical, operational and therapeutic solutions that help our customers deliver better health outcomes, improve the patient and staff experience, and lower the cost of care across care settings. In 2023, the global economic situation continued to put additional pressure on customer budgets and worsened trends such as staff shortages, as well as increasing the need for solutions that enable more effective, sustainable and convenient care in hospital, clinics and the home – especially enabled by strong informatics and AI.

The Sleep & Respiratory Care business in particular continued to face multiple operational and regulatory challenges in 2023, but action has been taken to improve the ability of the Sleep & Respiratory Care organization to correctly assess potential patient safety or quality issues. Philips has reaffirmed its core activities, which put patient safety front and center in everything we do, and we believe that the implementation of a new simplified organization, which for Sleep & Respiratory Care began in 2022, will help to achieve this, as well as to improve productivity and increase agility. In the course of the year, Sleep & Respiratory Care gradually returned to the market for sleep therapy devices outside the US. For information about the Respironics recall and related remediation effort, please refer to Quality & Regulatory and patient safety.

With clinical depth and discovery, Philips Connected Care technologies help to cultivate a more accurate and complete view of the patient that drives better health and care. The combination of advanced technological solutions and a co-creation approach allows Philips to be an effective partner to its customers in their digital transformation, both across the enterprise and at the level of the individual clinician, nurse and patient. We help our customers to unlock actionable insights from pools of medical imaging data, patient monitoring data, and through the use of advanced AI, to improve outcomes and drive productivity.

Philips’ open, interoperable platforms aggregate and leverage information from clinical devices, patient and historical data to support care providers in patient engagement, diagnostics, and patient monitoring in the hospital, ambulatory and home settings.

In 2023, the Connected Care segment consisted of the following businesses:

  Monitoring – in-hospital, ambulatory and home-based monitoring and diagnosis solutions and services supporting the patient journey; as well as continuous monitoring and workflow solutions fueled by advanced interoperability and patient data insights.
    The Hospital Patient Monitoring business unit delivers acute patient management solutions to improve clinical and patient outcomes and achieve operational and economic efficiencies. Leveraging a strong presence in the operating theater and intensive care unit (ICU), Hospital Patient Monitoring solutions enhance customers’ experience and improve patient outcomes with seamless patient data pulled from over 1,000 vendor-neutral devices monitoring from admission to discharge, and by turning that patient data into clinical insights that are actionable at the right time and specific to targeted care settings.
    The Ambulatory Monitoring & Diagnostics business unit provides patient care management in ambulatory and home care settings through a suite of cardiac diagnostic and monitoring solutions to identify heart rhythm disorders plus other disease states supported by AI algorithms that orchestrate workflows and services across care settings to provide care virtually anywhere.
    The Emergency Care business unit’s propositions play a critical role in connected acute care management, both inside and outside the hospital, including cardiac resuscitation (e.g. Automated External Defibrillators) and emergency care solutions (devices, services, and digital/data solutions) for professional and consumer applications.
  Sleep & Respiratory Care – Working closely with clinical partners and Durable/Home Medical Equipment providers, Philips Respironics provides sleep and respiratory solutions to customers, clinicians and patients. This extends from ambulatory patient care solutions for obstructive sleep apnea, to solutions encompassing diagnostics, people-centric therapy, cloud-based connected propositions and care management services for patients with COPD (Chronic Obstructive Pulmonary Disease) and respiratory conditions. Hospital Respiratory Care provides invasive and non-invasive ventilators for acute and sub-acute hospital environments; Home Respiratory Care supports chronic care management in the home.
  Enterprise Informatics – By combining our informatics propositions into one end-to-end business segment, Philips can scale its software business, providing vendor-agnostic, integrated workflow solutions that convert data from our imaging and monitoring systems into clinical and operational.
    The Radiology Informatics business unit enables enterprise imaging across sites, specialties and technologies to simplify medical image management, facilitate effective collaboration and enhance patient care.
    The EMR & Care Management business unit provides electronic medical record (EMR), acute care, and TeleICU solutions to deliver intelligent informatics propositions to connect people, data, and technology across care settings.
    The Clinical Integration & Insights business unit offers medical device and data integration across the enterprise for continuous, vendor-neutral data capture from more than 1,000 device models supported by insightful clinical decision support and analysis.
    The Cardiovascular Informatics business unit offers solutions that empower caregivers across the enterprise to make fast, informed clinical decisions to care for cardiac patients, providing support in managing increased volume and complexity of clinical and administrative data, wherever care is delivered.
    The Clinical Insight & Informatics business unit delivers clinical decision support in the domains of digital pathology, advanced visualization and specific disease management solutions.

Connected Care

Total sales by business

2023
Monitoring	60%
Sleep & Respiratory Care	17%
Enterprise Informatics	23%

In most of the Connected Care businesses, revenue is earned through the sale of products and solutions, as well as services and software licenses. Where bundled offerings result in solutions for our customers, or offerings are based on the number of people being monitored, we see more usage-based earnings models. In the area of patient care management (Ambulatory Monitoring & Diagnostics business unit and Sleep & Respiratory Care business), revenue is generated through clinical services, product sales and through rental models, whereby revenue is generated over time.

Sales channels include a mix of a direct sales force, partly paired with an online sales portal and distributors (varying by product, market and price segment). Sales are mostly driven by a direct sales force with an intimate knowledge of clinical settings and patient-specific diagnosis and treatment. Philips collaborates with customers and partners to co-create solutions, drive commercial innovation and adapt to new models such as monitoring-as-a-service and software-as-a-service.

Sales at Philips’ Connected Care businesses are generally higher in the second half of the year, largely due to customer spending patterns. However, the Philips Respironics voluntary recall notification in the Sleep & Respiratory Care business in June 2021 (as further discussed in Quality & Regulatory and patient safety) continued to have a negative impact on sales throughout 2023.

At year-end 2023, Connected Care had 17,549 employees worldwide.

2023 highlights

Philips signed a 10-year, EUR 100 million Enterprise Monitoring as a Service agreement with one of the largest health systems in the US, covering 20 hospitals with over 3,000 beds. The agreement provides the health system with constant access to the latest technology, including software and services, while lowering initial investments.

Philips and NYU Langone Health announced an 8-year strategic partnership valued up to USD 115 million and aimed at enhancing patient care through further innovation. The partnership includes digital pathology, clinical informatics, and innovative AI-enabled diagnostics, with an Enterprise Monitoring as a Service model. With these new technologies, NYU Langone clinicians can collaborate in real time, sharing pathology, imaging studies or patient data to support diagnostic confidence and tailor individualized care plans.

Highlighting the strength of its comprehensive patient monitoring offering, Philips announced a multi-year partnership with Northwell Health to standardize and centralize patient monitoring across the hospital, allowing caregivers to see what is happening at each bedside.

Philips announced new interoperability capabilities that offer a comprehensive view of patient health for improved monitoring and care coordination. This is realized through the interoperability of Philips Capsule Medical Device Information Platform (MDIP) with Philips Patient Information Center iX (PIC iX) with streaming, vendor-neutral data that supports care delivery and collaboration.

Philips introduced the cloud-based Philips HealthSuite Imaging PACS on Amazon Web Services. This cloud-based enterprise imaging solution, which includes advanced AI-enabled applications, has been designed to enhance image access speed, reliability, and data orchestration for clinicians across the imaging workflow, while reducing costs for healthcare organizations.

Philips launched its ambulatory monitoring offering in Japan, combining Philips ePatch Holter monitors with ECG analysis through AI and advanced algorithms. This innovative approach aims to reduce clinician workload and improve the patient experience.

6.4.3Personal Health segment

Our Personal Health business plays an important role in enabling healthy individual care routines with technology and solutions that support people’s long-term health and well-being.

We aim to drive profitable growth through a focus on innovation across three key areas:

  Reaching more people through consumer-driven product and solutions innovation
  Ensuring the highest quality of consumer experience from pre-purchase consideration through to purchase and unboxing, all the way to end-of-use recycling
  Expanding our ecosystem through partnerships with leading retailers and scaling new business models, such as try-and-buy and subscription services

The Personal Health segment consists of the Personal Health business, which comprises the following business units:

  Oral Healthcare business unit – power toothbrushes for a range of price segments, from entry-level battery-operated toothbrushes for a young audience to premium power toothbrushes connected to the Sonicare app with in-app coaching; brush heads, which are also available as a subscription service; products for interdental cleaning and for teeth whitening
  Mother & Child Care business unit – products to support parents and babies in the first 1,000 days, including infant feeding (breast pumps, baby bottles and sterilizers), connected baby monitors and digital parental and women’s health solutions (Pregnancy+ and Baby+ apps)
  Personal Care business unit – grooming and beauty products ranging from entry-level to premium. The grooming portfolio includes shavers, OneBlade, groomers, trimmers and hair clippers, as well as premium solutions with SkinIQ technology, in-app coaching for a personalized shave, and blade subscriptions. The beauty portfolio includes devices to support skin care, hair care and hair removal, including Lumea premium IPL hair removal devices and solutions with the latest SenseIQ technology that sense and adapt for personalized care; also available through subscription models.

Personal Health

Total sales by business

2023
Personal Health 1)	100%
1)of which Oral Healthcare 35%, Mother & Child Care 11%, Personal Care 54%

Through our Personal Health business, we offer a broad range of solutions in various consumer price segments to support people in proactively managing their health and well-being. Depending on the market, we offer an additional portfolio of locally relevant innovations and adjust our range to increase accessibility. A notable aspect of our commercial strategy is driving increased direct-to-consumer relationships and sales through our consumer communities and online store. About half of our Personal Health sales worldwide now take place online.

We are leveraging connectivity to offer new business models, partnering with other players in the health ecosystem, e.g. insurance companies and healthcare professionals, with the goal of extending opportunities for people to live healthily and prevent or manage disease. We are engaging consumers in their health journey in new and impactful ways through social media and digital innovation.

In Personal Health, improving lives also means caring for the world, with a key focus on environmental sustainability. For example, in 2023 we launched an initiative in Germany, Philips Refurb Editions, to give products a second life, with the same two-year guarantee as a new product. This is part of Personal Health’s commitment to driving a more circular economy, and we believe we need to keep finding innovative ways to support consumers with greater choices to live sustainably.

We also offer mobile solutions to support parents and parents-to-be for a more informed, more connected and healthier journey to parenthood. The Pregnancy+ app and Baby+ app offer parents supportive content at every stage of their first 1,000-day journey. Pregnancy+ also offers state-of-the-art, photo-realistic and interactive 3D fetal models to make the experience even more exciting, with new, personalized content for each day of the pregnancy. The Philips Pregnancy+ app was ranked among the best pregnancy apps of 2023 by Forbes*). It has more than 1.5 million daily active users and is available in 22 languages.

The revenue model is mainly based on product sale at the point in time the products are delivered to retailers and online platforms. We continue to increase revenue model diversity by expanding our new business models, including direct-to-consumer, subscriptions, try-and-buy offerings and services.

The Personal Health business experiences seasonality, with higher sales around key national and international events and holidays.

At year-end 2023, Personal Health employed 9,085 people worldwide.

*)https://www.forbes.com/health/womens-health/pregnancy/best-pregnancy-apps/

2023 highlights

Philips successfully launched the Sonicare DiamondClean 7900 Series electric toothbrush in China on major online shopping channels Alibaba and JD.com. Highlighting increasing customer demand, it claimed the number-one position in the high-end toothbrush category on Alibaba’s Tmall.

In partnership with JD.com, Philips launched the premium 7 Series Shaver in China, debuting as the #1 shaver on this major online shopping channel. Additionally, Philips’ DiamondClean 9000 premium electric toothbrush has become the best-selling high-end oral healthcare product on Alibaba.

To improve oral care habits among children, Philips introduced Sonicare for Kids 'Design a Pet Edition' with an entry price point designed to give more parents access to an electric toothbrush for their children.

Philips OneBlade packaging was named the 2023 Red Dot Communication Design Best of the Best in recognition of its paper-based model, illustrating how the use of less material, fewer parts, and less volume can go hand in hand with iconic presence and the best user experience.

Philips launched its 'Better than New' campaign in Germany, repositioning refurbished innovations and underscoring the company's commitment to circularity and sustainability. The campaign led to a significant year-on-year increase in sales revenue of refurbished Lumea and refurbished shaving products.

Philips announced Babybell Maternal & Child Supplies as the exclusive distributor for Philips Avent OneFeeding in China; the partnership aims to accelerate growth of the Philips Avent brand in the Chinese maternal health industry. The partnership combines the power of Philips’ latest innovations with Babybell's rich understanding of the local market and robust retail network to deliver on a faster innovation pace and expand market share.

6.4.4Segment Other

In our external reporting on Other we report on the items Innovation & Strategy, IP Royalties, Central costs, and other small items. At year-end 2023, 14,626 people worldwide were working in these areas.

About segment Other

Innovation & Strategy

At Philips, we have set up our innovation teams to be as close to our customers and consumers as possible. The majority of our Research & Development (R&D) experts work in one of our business units, which allows them to directly hear customer and consumer needs and work closely with other stakeholders to turn innovations into actual products. Innovation at Philips is organized to encourage innovation anywhere along the value chain and not just at the product ideation stage.

The remaining R&D experts are part of our central Innovation & Strategy organization. The main job of these experts is to focus on industry-shifting ideas that advance a core product to fulfill the needs of a broad new customer segment. Innovation & Strategy focuses on enabling and accelerating innovation across our business units in different ways:

Strategy supports the business units in shaping their strategy to create a competitive advantage. The Enterprise Strategy team focuses on overall corporate strategy, and the Market Analysis & Forecasting team analyzes customer segments and market growth trends. Strategy also partners closely with the Mergers & Acquisitions and Finance teams to ensure our M&A activity is aligned with the business units and our enterprise strategic direction.

Research helps to define the future of healthcare by unlocking opportunities that have the potential to disrupt the healthcare industry. Breakthrough Innovation Teams (BRITE) and Exploratory Innovations Teams (XITE) are two ways Philips nurtures long-term ‘big bets’ in innovation and enables the growth of an overarching entrepreneurial mindset across all of Philips.

Experience Design plays an important role in making sure that the voice of the customer is heard and included in innovation. This means linking product development from inception with a patient and consumer view and ensuring that the highest product and experience performance requirements are embedded throughout all innovation projects. In 2023, the Philips brand won 160 awards for design excellence.

Innovation Engineering teams bring innovations to life by providing Philips business units with a central team of experienced, talented individuals with capabilities in software, hardware engineering, and AI. Innovation Engineering teams also enable business units to scale through shared platforms.

Innovation Excellence helps our business units to be the best they can in innovation by offering them an outside-in view and developing competencies, processes, data and tools they need to excel at innovation.

Innovation Effectiveness teams help to measure the return on innovation investments and guide enterprise-wide innovation initiatives.

Innovation & Strategy works from four main innovation sites – Eindhoven (Netherlands), Cambridge (USA), Bangalore (India) and Shanghai (China) – and smaller innovation and research sites in the Regions. Our global footprint enables us to understand, anticipate and react to local markets and needs.

IP Royalties

Philips Intellectual Property & Standards (IP&S) proactively pursues the creation of new Intellectual Property (IP) in close co-operation with Philips’ operating businesses and Innovation & Strategy. IP&S is a leading industrial IP organization providing world-class IP solutions to Philips’ businesses to support their growth, competitiveness and profitability.

Royal Philips’ IP portfolio currently consists of approximately 53,000 patent rights, 31,500 trademarks, 135,000 design rights and 3,300 domain names. Philips filed 795 new patents in 2023, with a strong focus on the growth areas in health technology services and solutions.

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

Other small items

Other small items refer to remaining items for intra-group services and legacy items relating to previously disposed businesses.

6.5Our geographic structure

6.5.1Our Regions

Geographically, our business is organized in three Regions: North America, Greater China and International Region (the latter made up of Europe and Growth groupings). Within our Regions, we further organize the business by Zones and Countries. Their primary accountability is to manage customer intimacy, relationships and understanding of their needs, (strategic) account management, service delivery, and indirect partner management. They are also accountable for government relations, local infrastructure needed to support Philips’ presence in a country (license to operate) and for statutory, fiscal & compliance duties, safety, sustainability and labor relations to secure compliant operations in the Region/Zone/Country.

For financial reporting purposes, we recognize four geographic areas: Western Europe, North America, Other mature geographies, and Growth geographies. Western Europe, North America and Other mature geographies are collectively recognized as Mature geographies in reporting on sales. This reflects the grouping of countries based on similar economic characteristics.

6.5.22023 highlights from our Regions

North America

Leading health systems such as Northwell, TriHealth, and Atrium Health, have extended their long-term strategic partnerships (LSPs) with Philips to include enterprise informatics and precision diagnostics. In Canada, eHealth Saskatchewan elected to extend their enterprise informatics relationship with Philips, reinforcing the value of the partnership to clinicians and patients across the province.

The Enterprise Monitoring as a Service model (EMaaS) also drove innovation, giving health systems like NYU Langone Health, the University of California Irvine and Children’s Hospital of Orange County a predictable, scalable business model that enables them to standardize their patient monitoring platform across the enterprise. In addition to adopting EMaaS for their monitoring solutions, NYU Langone Health is also partnering with Philips to advance patient safety, quality and improve patient outcomes through digital innovation, including integrating patient data across the network, AI-enabled diagnostic imaging and digital pathology for precision diagnosis and treatment.

Philips Sonicare remains the leading electric rechargeable toothbrush in the United States and Canada, as well as the most-recommended rechargeable toothbrush brand in the United States. Additionally, Philips Norelco remains the leading electric male grooming brand in the US and Canada, reaching the next generation of young men with our One Blade multi-purpose shaver.

Philips continues to lead the way with innovation in its efforts to help address health disparities and maternal health access specifically – partnering with the state of Michigan to tailor the Philips Avent Pregnancy+ app, making it easier for moms within the state to find resources available to them, such as home-visiting nurses. During the first year, Pregnancy+ reached over 32,000 Michigan families, helping them get access to vital resources. The app was recognized by Forbes as the best pregnancy app of 2023. Forbes also recognized Philips for its Inclusion & Diversity efforts in North America, naming the company among the Best Employers for Diversity and Best Employers for Women for the second year in a row.

Greater China

In 2023, we continued to deliver on our commitment to support China’s national health strategy, supplying hospitals with tailor-made solutions for their clinical and research needs, and empowering consumers to manage their health and well-being.

With the aim of better serving the Chinese market, we are committed to our ‘In China, For China’ strategy, which focuses on local innovation, manufacturing, services and partnership. We continue to drive ‘made in China’ fulfillment and create more locally relevant solutions by leveraging local ecosystems to serve both professional and consumer markets.

In the professional market, we have expanded our cooperation with local customers by providing cutting-edge imaging systems, informatics solutions and other products in support of delivering better care to patients in terms of precision diagnosis, interventional treatment, and smart hospital development. Key customers include many top hospitals: Huaxi Hospital in Sichuan Province, Renji Hospital, Xinhua Hospital, the Sixth People's Hospital, the 10th People's Hospital and Children’s Hospital in Shanghai, Jishuitan Hospital and Anzhen Hospital in Beijing, the First Affiliated Hospital of Dalian Medical University, the First Affiliated Hospital of Zhengzhou University, and Regional Imaging Center of Jiangxi Province, to name just a few.

In the consumer market, in line with our consistent ‘Professional, Young and Premium’ positioning, Philips’ brand strength increased in 2023, despite an overall weak consumer market. We leveraged new online and offline channels, including Healthy Living Lab, TikTok, O2O instant retail platforms like Meituan, JD to home, and Ele.me to engage with young consumers and grow business. Local innovation drove significant growth in Male Grooming and Oral Healthcare, which continue to solidify their leadership positions in China. Philips was recognized as a ‘gold brand’ (most favored consumer brand) in the Personal Health category for the fourth consecutive year by China Business Weekly.

2023 marked the 100th anniversary of Philips in China. This achievement stands as a testament to Philips’ commitment and dedication to improving people’s lives through meaningful innovation and fostering strong partnerships in China.

International

In International Region we strive to execute on a shared global vision whilst meeting the unique local needs and circumstances of our customers. Our goal is to elevate customer relationships and move from being a trusted supplier of equipment, services and software to a transformational partner directly contributing to our customers’ long-term success. To support this vision we have made great progress on leveling up our go-to-market model, developing scalable solutions and software, expanding fit-for-future capabilities, reinvesting revenue to enable new business models, and establishing new partnerships.

In International Region, our Personal Health business plays an important role in enabling healthy individual care routines with technology and solutions that support people’s long-term health and well-being.

Philips entered into many new customer partnerships in 2023, including the following:

International – Europe

Patients at Martini Hospital were the first in the Netherlands to use Philips' ePatch wearable sensor to diagnose cardiac arrhythmias. The hospital uses the sensor and Cardiologs software to detect atrial fibrillation after patients have had a stroke. The patch is designed to replace traditional Holter monitors, which are more cumbersome and can only be worn for a day. The new sensor is expected to improve detection of heart rhythm disorders and provide more personalized care, as well as reducing workload and lowering costs.

Philips and Gibraltar Health Authority announced a 16-year strategic partnership to transform patient imaging and cardiac care for local patients. The partnership will provide local coronary angiography and angioplasty services in a new interventional cardiac suite equipped with the latest diagnostic technology. The announcement represents a major reform in service delivery, improving the region’s access to life-saving interventions while reducing environmental impact, with patients no longer needing to travel abroad for treatment.

Developed by Dr David Tscholl and Dr Christoph Nöthiger, consulting anesthesiologists at University Hospital Zurich, the Visual Patient Avatar is a new approach to patient monitoring: patient data is translated into a simple visual design, reducing the time needed in the operating room to check and interpret vital signs. Together with Philips, this idea was further developed into a commercial solution that is now being implemented at University Hospital Bonn, the first hospital in Europe to use this type of display for faster decision support.

Philips is partnering with Assistance Publique-Hôpitaux de Paris, Hôpitaux Civils de Lyon and Incepto (a PACS AI application platform) to make Artificial Intelligence more accessible to radiologists. Philips has also joined forces with Hôpital Saint-Joseph (Paris) and Hôpital Marie-Lannelongue (Hauts-de-Seine) to improve personalized cancer care by integrating digital pathology into the imaging workflow. And Philips has opened its new healthcare innovation center, Health Innovation Paris (HIP).

Philips' innovative technologies feature across the Polish hospital network. In 2023, the first Incisive CT scanner in Central & Eastern Europe was installed to diagnose patients with cardiac disease at a private cardiology network. In addition, a state-of-the-art hybrid room was created at the University Hospital in Bydgoszcz. Longstanding cooperation with the American Heart of Poland has resulted in further contracts, including the installation of a monitoring network.

Philips and Norwegian Vestre Viken Health Trust deployed AI-enabled clinical care to help radiologists improve patient care. The large-scale deployment provides access to an AI-based bone fracture radiology application that will serve the needs of around half a million people across 22 Norwegian municipalities.

International – Growth

Philips Japan officially launched the Turbo-Power laser atherectomy catheter, which debulks lesions in a single step and offers remote automatic rotation for precise directional control – a powerful tool for the treatment of peripheral vascular diseases. The Philips MR7700 3.0T imaging system with SmartSpeed AI was installed for the first time in Japan, at Hamamatsu University Hospital. The MR7700 achieves high image quality, while SmartSpeed utilizes the Compressed SENSE speed engine to reduce scan time.

Philips launched the Spectral CT 7500 imaging system with an event for the top 100 radiologists in India. This system performs low-dose scans without compromising speed, power or field of view. We also received an order for 28 Philips Incisive CT systems from a single state. This system combines operator and design efficiencies to improve patient and staff experience and support clinical decision-making. Philips Innovation Campus opened its new site in Bengaluru, home to over 5,000 engineers, scientists, business developers, and clinical experts.

In Australia, Philips signed a 7-year partnership agreement with the Queensland Government and Cairns and Hinterland Hospital and Health Service (CHHHS) to provide a turnkey solution including Vue PACS, Reporting & VNA Philips Software, and Infrastructure as a Service (IaaS) across a remote and large geography. The Philips solution will enable clinicians to access a complete imaging health record of their patients and provide a platform for the integration of all image data across the CHHHS enterprise, greatly enhancing the radiology workflow.

Demonstrating our commitment to high-quality, sustainable healthcare, Philips undertook multiple initiatives to expand helium-free MR operations in Brazil. Besides Brazil, this expansion reached Mexico, Panama, Puerto Rico, Colombia, Chile, Argentina and Ecuador, making a significant mark on the region's healthcare landscape. We are also working to localize the production of BlueSeal MRI magnets in Brazil. Other notable ventures included the Brazilian Company of Hospital Services (EBSERH) installing 14 Incisive CT imaging systems at Federal University Hospitals.

In Turkey, Philips has supplied high-grade medical equipment to the new Gaziantep City Hospital. The public city hospital complex, with 1,875 new beds, will serve Gaziantep and surrounding cities, adding much-needed healthcare capacity to the region, which was hit by a devastating earthquake in February 2023.

As part of a deal with Egypt’s Ministry of Health, Philips unveiled the first Mobile MRI Truck for the Middle East, Turkey & Africa region, to enhance healthcare delivery in remote, difficult-to-access and underserved locations. In just 3 months after implementation, more than 1,100 patients across Egypt had already benefited from this initiative.

In Kazakhstan, Philips provided advanced medical equipment to the National Coordination Center for Emergency HealthCare in Astana and the Hematology and Cardiology Center in Ust-Kamenogorsk. Both are multi-modality projects and have a high social importance, as the Emergency Center will be the flagship center for the National Stroke Program in Kazakhstan, and the Hematology and Cardiology Canter treats patients with serous blood diseases.

6.6Supply chain and procurement

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

Driving end-to-end supply chain reliability and agility

As part of our plan to create value with sustainable impact, the supply chain plays an important role in improving our performance and delivering to our customers and consumers as promised. In 2023, we initiated multiple interventions and have longer-term programs planned to improve our execution capabilities and become more resilient in navigating volatility.

In 2023, we focused on restoring the stability and reliability of our supply chain, including safeguarding material flows and de-risking in a sustainable manner. For example, we accelerated the redesign of printed circuit board assemblies (PCBAs) to replace older e-components with more modern and widely available e-components. We also reduced our purchases of high-risk parts by applying our supplier risk management framework, which assesses suppliers for factors such as strategic fit, financial stability, operational performance, quality, sustainability, compliance and location. We aim to maintain close relationships with our suppliers and conduct an ongoing dialogue with respect to our forecast.

Over the past year, we have re-aligned our end-to-end supply chain organization, with dedicated teams by Business and Region allowing us to tailor to specific challenges and implement solutions that address different customer and consumer needs. Whereas Philips’ supply chain historically delivered efficiencies through a functional orientation, the new operating model has sped up decision-making and better supports the businesses in achieving their short-, mid- and long-term goals.

Under the new set-up, initial investments have been made to improve our end-to-end visibility and planning tools by digitizing our priority information flows.

We continue to deploy our strategy for a more regional vs global approach to our end-to-end network design, taking into account factors such as customer proximity, leveraging manufacturing capabilities, our environmental footprint, and efficiency. We are using our multi-modality sites, in combination with contract manufacturing partners, to regionally ‘multi-source’ many of our products. This is intended to increase the resilience of our supply chain to manage future, unplanned disruptions and to ensure access to public healthcare investment where ‘local’ requirements exist in our largest markets.

Like the rest of the industry, we remain exposed to continued geopolitical tensions around the world. Labor costs remain a concern due to the persistent inflation in 2023 and show an upward trend entering 2024. On the other hand, overall macroeconomics show improved availability of materials. As a result, the cost of raw materials and energy, as well as inflation, show a downward trend compared to 2022. We believe that our interventions, in combination with the improvement in macroeconomic trends, put us on the right track in our journey to build a reliable, predictable and efficient supply chain.

Philips Group

Supplier spend analysis per geographic area

in %

2023
Western Europe	31%
North America	34%
Other mature geographies	6%
Mature geographies	72%
Growth geographies	28%
Philips Group	100%

6.7Real Estate

Philips is present in 75 countries globally and has its corporate headquarters in Amsterdam, Netherlands. Our real estate locations are spread around the globe, with key manufacturing and R&D sites in Europe, the Americas and Asia.

In 2023, we consolidated five different R&D locations into a new R&D Hub in Bangalore, India, which will host some 5,000 employees. We continued our right-sizing program through our Future of Work concepts to support hybrid working. The project to move Philips’ headquarters to a new location in Amsterdam in 2025 is progressing as planned.

We also continue to optimize our real estate portfolio in line with our Environmental ESG commitments towards 2025. Having met our goal of bringing our site-related CO₂ emissions under 35 kilotons per year in 2020, we further reduced our CO₂ emissions to 22 kilotons in 2023. In addition, we reached 78% renewable energy in 2023, already exceeding our target of 75% by 2025. Energy consumption decreased by 7.8% compared to 2022.

Over 75% of our locations are leased properties, and we manage vacancy closely to ensure the right level of space efficiency and flexibility to support our business dynamic. Our current facilities are adequate to meet the requirements of our present and foreseeable future operations. As expected, occupancy rates in our offices continued to stabilize in the first half of 2023. We continue to evaluate options to right-size our office footprint, to further adopt task-based working principles, and to cater for meaningful presence in inspiring layout and workplace solutions. The net book value of our land and buildings as of December 31, 2023, represented EUR 1,282 million; construction in progress represented EUR 32 million.

7Financial performance

7.1Performance review

The year 2023

  Sales amounted to EUR 18.2 billion, an increase of 2% on a nominal basis. On a comparable basis*), sales increased 6%, driven by supply chain improvements. Comparable sales*) showed 11% growth in the Diagnosis & Treatment segment, 1% growth in the Connected Care segment, and 3% growth in the Personal Health segment.
  Net income amounted to a loss of EUR 463 million, driven by higher earnings offset by a EUR 575 million Respironics litigation provision. Net income for 2022 was a loss of 1.6 billion, which included a charge of EUR 1.5 billion related to goodwill and R&D impairments.
  As of December 31, 2023, over 99% of the sleep therapy device registrations that are actionable had been remediated, while the remediation of the ventilator devices remains ongoing. In October 2023, Philips Respironics received preliminary court approval for the class action settlement that would resolve all or nearly all private economic loss claims in the US.
  Adjusted EBITA*) amounted to EUR 1,921 million, or 10.6% of sales, compared to 7.4% of sales in 2022. All segments showed an increase in Adjusted EBITA*) margin, mainly driven by increased sales and pricing & productivity measures, partly offset by cost inflation.
  Supported by significant change management efforts, by year-end 2023 Philips had reduced its workforce by approximately 8,000 roles, out of 10,000 roles in total planned by 2025.
  Net cash flows from operating activities amounted to EUR 2,136 million; free cash flow*) amounted to EUR 1,582 million.
  Philips cancelled approximately 15.1 million shares acquired under its 2021 share buyback program for capital reduction purposes.
  In 2023, Philips issued EUR 500 million of fixed-rate notes under the company’s EMTN program which mature in 2031 and used the proceeds for general corporate purposes, including the repayment of EUR 500 million that was outstanding under the credit facility entered into in the fourth quarter of 2022.
The year 2022
  Sales amounted to EUR 17.8 billion, an increase of 4% on a nominal basis. On a comparable basis*), sales declined 3%, due to operational and supply challenges, the COVID situation in China, the consequences of the Respironics recall, and the Russia-Ukraine war. Comparable sales*) showed a 1% decline in the Diagnosis & Treatment businesses, an 9% decline in the Connected Care businesses, and flat growth in the Personal Health businesses.
  Net income amounted to a loss of EUR 1,605 million in 2022, a decrease of EUR 4.9 billion compared to 2021, mainly due to a charge of EUR 1.5 billion related to goodwill and R&D impairments in 2022 and the EUR 2.5 billion gain on the sale of Domestic Appliances in 2021.
  In 2022, we recorded an additional provision of EUR 250 million for remediation related to the Respironics recall.
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
  Net cash provided by operating activities amounted to an outflow of EUR 173 million; free cash flow*) amounted to an outflow of EUR 961 million.

Philips Group

Key data

in millions of EUR unless otherwise stated

	2021	2022	2023
Sales	17,156	17,827	18,169
Nominal sales growth	(0.9)%	3.9%	1.9%
Comparable sales growth1)	(1.2)%	(2.8)%	6.0%
Impairment of goodwill	(15)	(1,357)	(8)
Income from operations	553	(1,529)	(115)
as a % of sales	3.2%	(8.6)%	(0.6)%
Financial expenses, net	(39)	(200)	(314)
Investments in associates, net of income taxes	(4)	(2)	(98)
Income tax (expense) benefit	103	113	73
Income from continuing operations	612	(1,618)	(454)
Discontinued operations, net of income taxes	2,711	13	(10)
Net income	3,323	(1,605)	(463)
Adjusted EBITA1)	2,054	1,318	1,921
as a % of sales	12.0%	7.4%	10.6%
Income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted	0.64	(1.76)	(0.50)
Adjusted income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted1)	1.58	0.92	1.25
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.2)Shareholders in this table refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.2Factors impacting performance

The introduction of a simplified operating model, workforce reduction, an improved global supply chain, and the geopolitical environment contributed to the company’s business and results in 2023. Where relevant, the impact of these factors and the resulting uncertainties on the company’s results, balance sheet and cash flows have been considered and are reflected in amounts reported.

Macro-economic landscape 2023

In 2023, global economic growth is estimated to have slowed compared to 2022, marked by easing price pressures and supply chain stress while major central banks were tightening their respective monetary policies. Global real GDP is estimated to have grown by 2.7% in 2023, compared with 3.1% in 2022. On the consumer side, households were dipping into their savings accumulated during the COVID period to maintain their spending levels and to cushion against the inflation surge since late 2021. However, consumer spending momentum is not expected to sustain due to the depletion of savings and expected labor market softening because of tighter financial conditions. The delayed effect of higher benchmark interest rates is expected to manifest further in 2024, leading to a further slowdown in global economic growth. Oxford Economics expects world real GDP growth of 2.3% in 2024.

In 2022, global economic activity slowed down compared to 2021, when the global economy had rebounded strongly from a COVID-induced recession. Several factors were at play. Firstly, the re-opening of the economy for most of the world in 2021 had disrupted global supply chains. Secondly, previous loose monetary policy, combined with supply chain issues, resulted in strong inflationary pressures commencing towards the end of 2021. Thirdly, to combat high inflation, central banks around the globe embarked on aggressive monetary policy tightening cycles.

Simplified operating model

On January 30, 2023, Philips announced its plan to create value with sustainable impact, which is based on focused organic growth to deliver patient- and people-driven innovation at scale, with improved execution as a key value driver, prioritizing patient safety and quality, supply chain reliability and a simplified operating model. The simplified operating model aims to simplify the organization to increase agility and structurally lower the cost base by giving end-to-end accountability to the segments. Operating model productivity savings, procurement savings and other productivity programs contributed positively to the results of operations.

Workforce reduction

In addition to the reduction of its workforce by 4,000 roles announced in October 2022, in 2023 Philips announced plans to reduce its workforce by an additional 6,000 roles globally by 2025, in line with relevant local regulations and processes. These reductions are focused on Corporate and Functions optimization and non-core activities, and amounted to approximately 8,000 roles by year-end 2023. Workforce-related restructuring charges were EUR 196 million in 2023 and EUR 136 million in 2022.

Supply chain resilience

In 2023, following significant actions to increase supply chain resilience and mitigate the impact of disruptions, our sales benefited from improved material availability and resolved shortages in components.

Limited availability and delays in the supply of certain components and products internationally – partly a consequence of the COVID pandemic and the Russia-Ukraine war – impacted our results in 2022. In addition, the supply chain constraints resulted in an increase in overall working capital, in particular inventories.

Geopolitical environment

Having substantially reduced our operations in Russia in 2022, the remaining activities were focused on the delivery of medical systems, devices, and spare parts to healthcare providers. In 2023, increased sanctions and export controls led to a further reduction in sales activity. Philips’ operations in Russia and Ukraine on a combined basis represented less than 2% of group sales in both 2022 and 2023. The asset value of the activities in Russia and Ukraine, mainly working capital, was less than 1% of the consolidated total assets as of December 31, 2022 and 2023. The Russia-Ukraine war continues to put pressure on the global commodity landscape and supply chains, and contribute to higher levels of cost inflation.

The company’s global operations are exposed to geopolitical and macroeconomic changes (refer to Risk management and internal control). The current situation in the Middle East further increases economic and political uncertainty. Philips is present in Israel with several subsidiaries, mainly in Diagnosis & Treatment and Connected Care, that are primarily involved in manufacturing and research and development activities.

Climate-related matters

In preparing the consolidated financial statements, management has considered the impact of climate change, specifically the financial impact of Philips meeting its internal and external climate-related aims, the potential impact of climate-related risks, and the costs incurred to pro-actively manage such risks. These considerations did not have a material impact on the financial reporting judgments, estimates or assumptions. The financial impacts considered include specific climate mitigation measures, such as the use of lower-carbon energy sources, the cost of developing more sustainable product offerings, and expenses incurred to mitigate against the impact of extreme weather conditions. To meet its long-term Science Based Targets and reduce its full value chain emissions in line with a 1.5°C global warming scenario, Philips has entered into a number of power purchase agreements.

7.3Results of operations

Sales

The composition of sales growth in percentage terms in 2023, compared to 2022 and 2021, is presented in the following table.

Philips Group

Sales

in millions of EUR unless otherwise stated

	2021	2022	2023
Diagnosis & Treatment	7,825	8,290	8,818
Nominal sales growth	5.9%	5.9%	6.4%
Comparable sales growth1)	8.3%	(0.8)%	11.1%

Connected Care	5,371	5,268	5,138
Nominal sales growth	(14.9)%	(1.9)%	(2.5)%
Comparable sales growth1)	(19.0)%	(9.1)%	1.1%

Personal Health	3,429	3,626	3,602
Nominal sales growth	7.2%	5.7%	(0.7)%
Comparable sales growth1)	8.8%	0.1%	3.2%

Other	530	643	612

Philips Group	17,156	17,827	18,169
Nominal sales growth	(0.9)%	3.9%	1.9%
Comparable sales growth1)	(1.2)%	(2.8)%	6.0%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Group sales in 2023 amounted to EUR 18,169 million, 1.9% higher than in 2022 on a nominal basis. Considering a 4.1% negative currency effect and consolidation impact, comparable sales growth*) was 6.0%. The negative currency effect was mainly due to depreciation of currencies against the euro, and affected all segments. In addition, provisions charged to sales of EUR 174 million, mainly in connection with the proposed Respironics consent decree, had a negative impact of 1%.

Comparable order intake decreased 5% in 2023, compared to a 3% decline in 2022. The order book (which covers around 40% of Group sales) remains strong, and we are taking the necessary actions to improve order intake by shortening lead times from order to delivery and building on the positive impact we are making with our innovations, for example in predictive data analytics and artificial intelligence across our portfolio, to help improve the quality and efficiency of care delivery. The order book remains strong and is expected to continue to support growth.

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

Diagnosis & Treatment

In 2023, sales amounted to EUR 8,818 million, 6.4% higher than in 2022 on a nominal basis. Considering a 4.7% negative currency effect and consolidation impact, comparable sales*) increased by 11.1%. This was due to double-digit growth in Ultrasound and Image-Guided Therapy and high-single-digit growth in Diagnostic Imaging, due to supply chain improvements.

In 2022, sales amounted to EUR 8,290 million, 5.9% higher than in 2021 on a nominal basis. Considering a 6.7% positive currency effect and consolidation impact, comparable sales*) decreased by 0.8%. This was due to mid-single-digit growth in Image-Guided Therapy and low-single-digit growth in Enterprise Diagnostic Informatics, which was more than offset by a decline in Ultrasound and in Diagnostic Imaging due to specific electronic component shortages.

Connected Care

In 2023, sales amounted to EUR 5,138 million, 2.5% lower than in 2022 on a nominal basis. Considering a 3.6% negative currency effect and consolidation impact, comparable sales*) increased by 1.1%. This growth was mainly driven by double-digit growth in Monitoring, partly offset by a decline in Sleep & Respiratory Care due to the consequences of the Respironics recall. In addition, sales were impacted by provisions charged to sales of EUR 174 million, mainly in connection with the proposed Respironics consent decree, which had a negative impact of 3.4%.

In 2022, sales amounted to EUR 5,268 million, 1.9% lower than in 2021 on a nominal basis. Considering a 7.2% positive currency effect and consolidation impact, comparable sales*) decreased by 9.1%. This was mainly due to the consequences of the Respironics recall and the impact of supply chain headwinds.

Personal Health

In 2023, sales amounted to EUR 3,602 million, 0.7% lower than in 2022 on a nominal basis. Considering a 3.9% negative currency effect and consolidation impact, comparable sales*) increased by 3.2%. This was mainly driven by high-single-digit growth in Personal Care, partly offset by a decline in Oral Healthcare.

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

Other

In 2023, sales amounted to EUR 612 million, compared to EUR 643 million in 2022. The decrease was mainly due to the discontinuation of innovation consultancy activities provided to other companies until 2023.

In 2022, sales amounted to EUR 643 million, compared to EUR 530 million in 2021. The increase was mainly due to additional royalty income and supplies to the divested Domestic Appliances business.

Performance by geographic area

Philips Group

Sales by geographic area

in millions of EUR unless otherwise stated

	2021	2022	2023
Western Europe	3,645	3,603	3,819
North America	6,781	7,588	7,562
Other mature geographies	1,694	1,643	1,626
Mature geographies	12,120	12,833	13,007
Nominal sales growth	(2)%	6%	1%
Comparable sales growth1)	(3)%	(1)%	4%
Growth geographies	5,036	4,993	5,162
Nominal sales growth	1%	(1)%	3%
Comparable sales growth1)	3%	(7)%	10%
Philips Group	17,156	17,827	18,169
Nominal sales growth	(0.9)%	3.9%	1.9%
Comparable sales growth1)	(1.2)%	(2.8)%	6.0%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Sales in Mature geographies in 2023 were 1% higher than in 2022 on a nominal basis and 4% higher on a comparable basis*). Sales in Western Europe were 6% higher year-on-year on a nominal basis and 7% higher on a comparable basis*), with double-digit growth in the Diagnosis & Treatment segment, mid-single-digit growth in the Personal Health segment, and low-single-digit decline in the Connected Care segment. Sales in North America were flat year-on-year on a nominal basis and 3% higher on a comparable basis*), as high-single-digit growth in the Diagnosis & Treatment segment was offset by a low-single-digit decline in the Personal Health segment. Sales in Other mature geographies decreased by 1% on a nominal basis and increased by 7% on a comparable basis*), with high-single-digit comparable sales growth*) in the Connected Care segment and mid-single-digit growth in the Diagnosis & Treatment and Personal Health segments.

Sales in mature geographies in 2022 were 6% higher than in 2021 on a nominal basis and 1% lower on a comparable basis*). Sales in Western Europe were 1% lower year-on-year on a nominal basis and 3% lower on a comparable basis*), with a double-digit decline in the Connected Care businesses, a low-single-digit decline in the Diagnosis & Treatment businesses, and flat growth in the Personal Health businesses. Sales in North America were 12% higher year-on-year on a nominal basis and were flat on a comparable basis*), as double-digit growth in the Personal Health businesses and low-single-digit growth in the Diagnosis & Treatment businesses were offset by a mid-single-digit decline in the Connected Care businesses, mainly due to the Sleep & Respiratory Care business. Sales in other mature geographies decreased by 3% on a nominal basis and 1% on a comparable basis*), with high-single-digit comparable sales growth*) in the Personal Health businesses offset by a high-single-digit decline in the Connected Care businesses.

Sales in Growth geographies in 2023 increased by 3% on a nominal basis and 10% on a comparable basis*), with double-digit growth in the Diagnosis & Treatment and Connected Care segments and low-single-digit growth in the Personal Health segment. The double-digit growth in comparable sales growth*) was driven by China, Middle East & Turkey and Latin America.

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

Diagnosis & Treatment

Diagnosis & Treatment

Sales by geographic area

in millions of EUR unless otherwise stated

	2021	2022	2023
Western Europe	1,553	1,521	1,743
North America	2,664	3,019	3,172
Other mature geographies	805	782	766
Mature geographies	5,022	5,322	5,681
Growth geographies	2,803	2,968	3,137
Sales	7,825	8,290	8,818
Nominal sales growth	6%	6%	6%
Comparable sales growth1)	8%	(1)%	11%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Sales in Growth geographies increased by 6% on a nominal basis in 2023, and on a comparable basis*) showed double-digit growth, which was mainly driven by China and Middle East & Turkey. Sales in Mature geographies increased by 7% on a nominal basis and showed double-digit growth on a comparable basis*), which was driven by double-digit growth in Western Europe and high-single-digit growth in North America.

Sales in growth geographies increased by 6% on a nominal basis in 2022, and on a comparable basis*) showed a low-single-digit decline, which was mainly due to China. Sales in mature geographies increased by 6% on a nominal basis and were flat year-on-year on a comparable basis*).

Connected Care

Connected Care

Sales by geographic area

in millions of EUR unless otherwise stated

	2021	2022	2023
Western Europe	949	828	798
North America	3,019	3,227	3,132
Other mature geographies	649	587	573
Mature geographies	4,618	4,642	4,503
Growth geographies	753	626	635
Sales	5,371	5,268	5,138
Nominal sales growth	(15)%	(2)%	(2)%
Comparable sales growth1)	(19)%	(9)%	1%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Sales in Growth geographies increased by 1% on a nominal basis in 2023, and on a comparable basis*) grew 7%, which was driven by Latin America and China. Sales in Mature geographies decreased by 3% on a nominal basis and were flat year-on-year on a comparable basis*), as growth in Other mature geographies was offset by Western Europe. In addition, provisions charged to sales of EUR 174 million, mainly in connection with the proposed Respironics consent decree, had a negative impact of 3.4%.

Sales in growth geographies decreased by 17% on a nominal basis in 2022, and on a comparable basis*) showed a double-digit decline, with a double-digit decline across most regions, mainly due to the consequences of the Respironics field action and the COVID situation in China. Sales in mature geographies increased by 1% on a nominal basis and showed a high-single-digit decline on a comparable basis*), with a double-digit decline in Western Europe and a mid-single-digit decline in North America.

Personal Health

Personal Health

Sales by geographic area

in millions of EUR unless otherwise stated

	2021	2022	2023
Western Europe	894	902	961
North America	939	1,209	1,144
Other mature geographies	198	211	207
Mature geographies	2,032	2,322	2,312
Growth geographies	1,398	1,304	1,290
Sales	3,429	3,626	3,602
Nominal sales growth	7%	6%	(1)%
Comparable sales growth1)	9%	0%	3%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Sales in Growth geographies decreased by 1% on a nominal basis in 2023, and on a comparable basis*) showed mid-single-digit growth, which was mainly driven by Middle-East & Turkey and China, partly offset by a decline in Russia & Central Asia. Sales in Mature geographies were flat on a nominal basis, and on a comparable basis*) showed low-single-digit growth, driven by Western Europe.

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

	2021	as a % of sales	2022	as a % of sales	2023	as a % of sales
Costs of materials used	4,142	24.1%	4,320	24.2%	4,626	25.5%
Salaries and wages	2,245	13.1%	2,462	13.8%	2,381	13.1%
Depreciation and amortization	479	2.8%	535	3.0%	461	2.5%
Other manufacturing costs	3,123	18.2%	3,316	18.6%	3,252	17.9%
Cost of sales	9,988	58.2%	10,633	59.6%	10,721	59.0%

Cost of sales includes only expenses directly or indirectly attributable to the sale of products or services, such as cost of materials used, salaries and wages, depreciation and amortization of assets used in manufacturing, and other manufacturing costs (such as repair and maintenance costs related to production, expenses incurred for shipping and handling of internal movements of goods, and other expenses related to manufacturing).

Philips’ cost of sales increased by EUR 88 million to EUR 10,721 million in 2023, and decreased as a percentage of sales, compared to EUR 10,633 million in 2022, mainly due to an increase in Cost of materials used by EUR 306 million in 2023, mainly due to increased sales volume and cost inflation, partly offset by productivity measures and a favorable foreign currency impact. Other key factors influencing cost of sales were as follows:

  Salaries and wages decreased by EUR 81 million, driven by productivity measures and a favorable foreign currency impact, partly offset by cost inflation.
  Depreciation and amortization decreased by EUR 74 million in 2023, mainly due to a favorable foreign currency impact.
  Other manufacturing costs decreased by EUR 64 million in 2023, driven by productivity measures and a favorable foreign currency impact, partly offset by cost inflation.

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

Gross margin

In 2023, Philips’ gross margin was EUR 7,448 million, or 41.0% of sales, compared to EUR 7,194 million, or 40.4% of sales, in 2022. Gross margin increased by EUR 254 million year-on-year, driven by increased sales and price & productivity measures, partly offset by cost inflation, an unfavorable foreign currency impact, and higher restructuring, acquisition-related and other charges.

In 2022, Philips’ gross margin was EUR 7,194 million, or 40.4% of sales, compared to EUR 7,168 million, or 41.8% of sales, in 2021. Gross margin was flat year-on-year due to cost inflation and a decrease in sales, which was offset by a favorable foreign currency impact, a decrease in restructuring, acquisition-related and other charges, and productivity and pricing measures.

Selling expenses

Selling expenses amounted to EUR 4,524 million, or 24.9% of sales, in 2023, compared to EUR 4,621 million, or 25.9% of sales, in 2022. The year-on-year decrease in selling expenses of EUR 97 million was mainly driven by a favorable foreign currency impact, partly offset by higher restructuring, acquisition-related and other charges.

Selling expenses amounted to EUR 4,621 million, or 25.9% of sales, in 2022, compared to EUR 4,258 million, or 24.8% of sales, in 2021. The year-on-year increase in selling expenses of EUR 363 million was mainly due to an unfavorable foreign currency impact and an increase in restructuring, acquisition-related and other charges.

General and administrative expenses

General and administrative expenses amounted to EUR 608 million, or 3.3% of sales, in 2023, compared to EUR 671 million, or 3.8% of sales, in 2022. The year-on-year decrease of EUR 63 million was mainly driven by a favorable foreign currency impact and lower restructuring, acquisition-related and other charges.

General and administrative expenses amounted to EUR 671 million, or 3.8% of sales, in 2022, compared to EUR 599 million, or 3.5% of sales, in 2021. The year-on-year increase of EUR 72 million was mainly driven by higher restructuring, acquisition-related and other charges.

Research and development expenses

Research and development costs were EUR 1,890 million, or 10.4% of sales, in 2023, compared to EUR 2,091 million, or 11.7% of sales, in 2022. The year-on-year decrease of EUR 201 million was mainly driven by lower restructuring, acquisition-related and other charges and a favorable foreign currency impact. 2022 included R&D project impairment charges.

Research and development costs were EUR 2,091 million, or 11.7% of sales, in 2022, compared to EUR 1,806 million, or 10.5% of sales, in 2021. The year-on-year increase of EUR 285 million was mainly driven by higher restructuring, acquisition-related and other charges in relation to R&D project impairments and an unfavorable foreign currency impact.

Philips Group

Research and development expenses

in millions of EUR unless otherwise stated

	2021	2022	2023
Diagnosis & Treatment	762	894	827
Connected Care	670	822	663
Personal Health	190	200	197
Other	184	175	203
Philips Group	1,806	2,091	1,890
As a % of sales	10.5%	11.7%	10.4%

Impairment of goodwill

In addition to the annual goodwill-impairment tests for Philips, trigger-based impairment tests were performed during the years 2023, 2022 and 2021. As a result of the tests, recorded goodwill impairments were EUR 1,357 million in 2022, and EUR 15 million in 2021. The goodwill impairment of EUR 1,331 million in 2022 was recorded in the Sleep & Respiratory Care business and was due to revisions to the expected future cash flows. In addition, in 2023 a EUR 8 million goodwill impairment was recognized for a business held for sale, whereas in 2022 a EUR 27 million goodwill impairment was recognized in the Precision Diagnosis Solutions business.

Goodwill impairment charges were EUR 8 million in 2023 and EUR 1,357 million in 2022. For further information refer to Goodwill.

Net income, Income from operations (EBIT) and Adjusted EBITA*)

Net income amounted to a loss of EUR 463 million in 2023, an improvement of EUR 1.1 billion compared to 2022, which included a charge of EUR 1.5 billion related to goodwill and R&D impairments. Higher earnings in 2023 were offset by a EUR 575 million litigation provision in connection with the Respironics recall. Net income in 2022 included a charge of EUR 1.5 billion related to goodwill and R&D impairments. Net income is not allocated to segments, as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

The following overview shows Income from operations and Adjusted EBITA*) by segment.

Philips Group

Income from operations and Adjusted EBITA1)

in millions of EUR unless otherwise stated

	Income from operations	as a % of sales	Adjusted EBITA1)	as a % of sales
2023
Diagnosis & Treatment	720	8.2%	1,026	11.6%
Connected Care	(1,199)	(23.3)%	369	7.2%
Personal Health	552	15.3%	597	16.6%
Other	(188)		(71)
Philips Group	(115)	(0.6)%	1,921	10.6%
2022
Diagnosis & Treatment	538	6.5%	788	9.5%
Connected Care	(2,347)	(44.6)%	111	2.1%
Personal Health	515	14.2%	538	14.8%
Other	(235)		(119)
Philips Group	(1,529)	(8.6)%	1,318	7.4%
2021
Diagnosis & Treatment	948	12.1%	1,028	13.1%
Connected Care	(716)	(13.3)%	553	10.3%
Personal Health	576	16.8%	590	17.2%
Other	(255)		(117)
Philips Group	553	3.2%	2,054	12.0%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Income from operations amounted to a loss of EUR 115 million, or (0.6)% of sales, in 2023, compared to a loss of EUR 1,529 million, or (8.6)% of sales, in 2022, which included a charge of EUR 1.5 billion related to goodwill and R&D impairments. Higher earnings in 2023 were offset by a EUR 575 million Respironics litigation provision. Adjusted EBITA*) increased to EUR 1,921 million and the margin improved to 10.6%, compared to EUR 1,318 million and a margin of 7.4% in 2022, mainly driven by increased sales and pricing & productivity measures.

Amortization and goodwill impairment charges were EUR 298 million in 2023. This includes amortization charges of EUR 290 million and goodwill impairment charges of EUR 8 million. Amortization and goodwill impairment charges in 2022 were EUR 1,720 million. This included a charge of EUR 1,331 million related to an impairment of goodwill in the Sleep & Respiratory Care business, EUR 363 million amortization charges and a EUR 27 million goodwill impairment in the Precision Diagnosis Solutions business.

Restructuring, acquisition-related and other charges were EUR 1,739 million in 2023. This includes: a EUR 575 million Respironics litigation provision, EUR 363 million in connection with the proposed Respironics consent decree, and EUR 224 million Respironics field-action running remediation costs. In addition, it includes EUR 285 million restructuring charges, mainly related to workforce reduction, and charges in relation to quality remediation actions of EUR 175 million. 2022 charges were EUR 1,127 million and included: restructuring charges of EUR 185 million; EUR 148 million portfolio realignment impairments and charges; R&D project impairment charges of EUR 134 million; EUR 250 million for the Respironics field-action provision; EUR 210 million Respironics field-action running remediation costs; an approximately EUR 60 million provision for public investigations into tender irregularities; and EUR 59 million for provisions for quality actions in Connected Care.

Income from continuing operations attributable to shareholders per common share (in EUR) - diluted, was EUR (0.50) in 2023, compared to EUR (1.76) in 2022. Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted*) was EUR 1.25, compared to EUR 0.92 in 2022.

Net income amounted to a loss of EUR 1,605 million in 2022, a decrease of EUR 4.9 billion compared to 2021, mainly due to a charge of EUR 1.5 billion related to goodwill and R&D impairments in 2022 and a gain of EUR 2.5 billion on the sale of the Domestic Appliances business in 2021. Net income is not allocated to segments, as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.

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

Diagnosis & Treatment

Income from operations increased to EUR 720 million in 2023, compared to EUR 538 million in 2022. This was mainly driven by increased sales and pricing & productivity measures, partly offset by cost inflation. These factors also resulted in an increase in Adjusted EBITA*) to 11.6% of sales in 2023.

Amortization and goodwill impairment charges in 2023 were EUR 98 million and include EUR 89 million amortization charges and EUR 8 million goodwill impairment charges. 2022 charges were EUR 115 million and included EUR 22 million of charges related to an impairment of a technology asset in Image-Guided Therapy.

Restructuring, acquisition-related and other charges in 2023 were EUR 210 million and include EUR 81 million charges in relation to quality remediation actions and EUR 73 million restructuring charges, mainly related to workforce reduction. 2022 charges amounted to EUR 136 million and included R&D project impairment charges of EUR 73 million and a provision of approximately EUR 60 million for public investigations into tender irregularities.

Income from operations in 2022 decreased to EUR 404 million, compared to EUR 941 million in 2021. This was mainly due to cost inflation, partly offset by productivity measures. These factors also resulted in a decrease in Adjusted EBITA*) to 8.4% of sales in 2022.

Amortization and goodwill impairment charges in 2022 were EUR 115 million and included EUR 22 million of charges related to an impairment of a technology asset in Image-Guided Therapy. 2021 charges were EUR 144 million and included EUR 55 million of charges related to an impairment of a technology asset in Image-Guided Therapy.

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

Connected Care

Income from operations increased to EUR (1,199) million in 2023, compared to EUR (2,347) million in 2022, which included a charge of EUR 1.3 billion related to goodwill impairment. 2023 was mainly impacted by the consequences of the Respironics field action, in particular the EUR 575 million provision in connection with the Respironics litigation, partly offset by increased sales and productivity measures. Adjusted EBITA*) improved to 7.2% of sales and was also impacted by cost inflation.

Amortization and goodwill impairment charges in 2023 were EUR 178 million and include EUR 178 million amortization charges. 2022 charges were EUR 1,583 million and included EUR 1,331 million impairment of goodwill related to the Sleep & Respiratory Care business and a goodwill impairment of EUR 27 million in Precision Diagnosis Solutions.

Restructuring, acquisition-related and other charges in 2023 were EUR 1,390 million and include: charges of EUR 575 million Respironics litigation provision, EUR 363 million in connection with the proposed Respironics consent decree, and EUR 224 million Respironics field-action running remediation costs. In addition, it includes EUR 64 million restructuring charges, mainly related to workforce reduction, and charges in relation to quality remediation actions of EUR 94 million. 2022 charges were EUR 875 million and included: EUR 250 million for the Respironics field action provision; EUR 210 million Respironics running remediation costs; EUR 148 million portfolio realignment impairments and charges; and EUR 59 million provisions for quality actions in Connected Care.

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

Amortization and goodwill impairment charges in 2022 were EUR 1,530 million and include EUR 1,331 million impairment of goodwill related to the Sleep & Respiratory Care business and a goodwill impairment of EUR 27 million in Precision Diagnosis Solutions. 2021 charges were EUR 161 million and included a EUR 13 million impairment of goodwill related to the divested Personal Emergency Response Services (PERS) and Senior Living business.

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

Personal Health

Income from operations increased to EUR 552 million in 2023, compared to EUR 515 million in 2022. This was mainly driven by increased sales and pricing & productivity measures. These factors also resulted in an increase in Adjusted EBITA*) to 16.6% of sales.

Amortization charges in 2023 were EUR 14 million and include amortization charges related to intangible assets in Mother & Child Care. 2022 charges were EUR 15 million and included amortization charges related to intangible assets in Mother & Child Care.

Restructuring, acquisition-related and other charges in 2023 were EUR 31 million and include a EUR 23 million investment re-measurement loss and restructuring costs mainly related to workforce reduction of EUR 9 million. 2022 charges were not material.

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

Other

In Other we report on the items Innovation & Strategy, IP Royalties, Central costs and Other.

Income from operations amounted to a loss of EUR 188 million in 2023, compared to a loss of EUR 235 million in 2022. Adjusted EBITA*) amounted to a loss of EUR 71 million, compared to a loss of EUR 119 million in 2022. The increase in Adjusted EBITA*) was mainly due to cost savings, partly offset by lower royalty income.

Restructuring, acquisition-related and other charges in 2023 were EUR 108 million and include EUR 139 million restructuring charges mainly related to workforce reduction and a gain of EUR 35 million due to a divestment. 2022 charges were EUR 108 million and included restructuring charges of EUR 61 million and a EUR 21 million impairment of intangible assets.

Income from operations in 2022 amounted to a loss of EUR 202 million, compared to a loss of EUR 242 million in 2021. Adjusted EBITA* in 2022 amounted to a loss of EUR 89 million, compared to a loss of EUR 105 million in 2021. Adjusted EBITA*) increased, mainly due to higher royalty income, partly offset by an adverse currency impact and investment in Quality & Regulatory.

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

Philips Group

Financial income and expenses

in millions of EUR

	2021	2022	2023
Interest expense, net	(141)	(210)	(230)
Net change in fair value of financial assets through profit or loss	95	9	(26)
Net foreign exchange gains (losses)	-	9	(23)
Other	6	(8)	(34)
Financial income and expenses	(39)	(200)	(314)

Financial income and expenses resulted in a net expense of EUR 314 million in 2023, compared to a net expense of EUR 200 million in 2022. 2023 includes higher interest expense, fair value losses on minority investments and net foreign exchange losses compared to 2022. For further information, refer to Financial income and expenses.

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

Income taxes

Income tax expense increased by EUR 40 million year-on-year. The income tax benefit in 2023 is mainly driven by the negative income before tax, recognition of tax credits and tax incentives, partly offset by the tax effect on the economic loss class-action settlement provision relating to the Respironics recall. The income tax benefit in 2022 was mainly driven by the negative income before tax and tax incentives, partly offset by non-tax-deductible goodwill impairment.

Income tax expense decreased by EUR 10 million in 2022 compared to 2021, mainly due to lower income, partly offset by a non-deductible goodwill impairment in the Sleep & Respiratory Care business in 2022 and a one-off benefit relating to the recognition of tax assets due to a business transfer in 2021.

Investments in associates

Results related to investments in associates declined from a loss of EUR 2 million in 2022 to a loss of EUR 98 million in 2023. 2023 includes impairments of EUR 58 million and share of results of associates of EUR 40 million.

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

Discontinued operations

Philips Group

Discontinued operations, net of income taxes

in millions of EUR

	2021	2022	2023
Domestic Appliances	2,698	3	(2)
Other	13	10	(7)
Net income of Discontinued operations	2,711	13	(10)

In 2023 and 2022, Discontinued operations consisted primarily of the Domestic Appliances business and certain other divestments that were reported as discontinued operations. In 2021, the sale of the Domestic Appliance business resulted in an after-tax gain of EUR 2.5 billion.

For further information, refer to Discontinued operations and assets classified as held for sale.

Non-controlling interests

Net income attributable to non-controlling interests decreased from EUR 3 million in 2022 to EUR 2 million in 2023.

Net income attributable to non-controlling interests decreased from EUR 4 million in 2021 to EUR 3 million in 2022.

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.4Restructuring and acquisition-related charges

Philips Group

Restructuring charges

in millions of EUR

	2021	2022	2023
Restructuring charges per segment:
Diagnosis & Treatment	24	57	73
Connected Care	63	55	64
Personal Health	(1)	11	9
Other	(5)	61	139
Philips Group	80	185	285

Cost breakdown of restructuring charges:
Provision for personnel lay-off costs	17	136	196
Restructuring-related asset impairment	30	31	56
Other restructuring-related costs	33	18	33
Philips Group	80	185	285

In 2023, Philips continued general productivity actions aimed at simplifying the organization to streamline ways of working and reduce operating expenses. This included a further reduction to 8,000 roles to date, out of the planned reduction of 10,000 roles globally across the organization by 2025, for which a restructuring charge of EUR 140 million was recorded in 2023. In addition, restructuring projects were executed during the year, of which the most significant impacted the Diagnosis & Treatment and Connected Care segments and mainly took place in the US and Netherlands.

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

Philips Group

Acquisition-related charges

in millions of EUR

	2021	2022	2023
Diagnosis & Treatment	(53)	(54)	45
Connected Care	67	70	51
Philips Group	14	17	96

In 2023, acquisition-related charges amounted to EUR 96 million. The Diagnosis & Treatment segment recorded charges of EUR 45 million, mainly related to the acquisition of Spectranetics, due to post-acquisition integration costs. The Connected Care segment recorded charges of EUR 51 million, mainly related to the acquisition of BioTelemetry and Capsule Technologies, due to post-acquisition integration costs.

In 2022, acquisition-related charges amounted to EUR 17 million. The Connected Care segment recorded charges of EUR 70 million related to the acquisitions of BioTelemetry and Capsule Technologies, due to post-acquisition integration costs. The Diagnosis & Treatment segment recorded a net gain of EUR 54 million, mainly related to a gain of EUR 92 million from the re-measurement of contingent consideration liabilities, partly offset by charges related to the acquisition of Spectranetics.

In 2021, acquisition-related charges amounted to EUR 14 million. The Connected Care segment recorded charges of EUR 67 million related to the acquisitions of BioTelemetry and Capsule Technologies. The Diagnosis & Treatment businesses recorded a net gain of EUR 53 million, mainly related to a gain of EUR 85 million from the re-measurement of contingent consideration liabilities, partly offset by charges related to the acquisitions of Spectranetics and the Healthcare Information Systems business of Carestream Health.

7.5Acquisitions and divestments

Acquisitions

In 2023, Philips completed one acquisition involving a total net cash outflow of EUR 53 million (total equity price and settlement of debt). The acquisition is subject to final purchase price allocation procedures, which are expected to be finalized in the second quarter of 2024.

In 2022, Philips completed three acquisitions. The acquisition of Vesper Medical Inc., completed on January 11, 2022, was the most notable. Acquisitions in 2022 and prior years led to acquisition and post-merger integration charges of EUR 70 million in the Connected Care segment.

In 2021, Philips completed two acquisitions: BioTelemetry, which was completed on February 9, 2021, and Capsule Technologies, which was completed on March 4, 2021. Acquisitions in 2021 and prior years led to acquisition and post-merger integration charges of EUR 51 million in the Connected Care businesses.

Divestments

In 2023, Philips completed six divestments for a cash consideration of EUR 80 million, notably Philips Pharma Solutions in the US.

In 2022, Philips completed one divestment, which was not material.

n 2021, Philips completed three divestments. On September 1, 2021, Philips sold its Domestic Appliances business to a global investment firm, Hillhouse Investment, resulting in a EUR 2.5 billion gain after tax and transaction-related costs; reported in Discontinued Operations. In addition, Philips completed the divestment of the Personal Emergency Response Services (PERS) and Senior Living business on June 30, 2021, and September 17, 2021, respectively, as well as completing the divestment of a small business in segment Other. As part of the PERS divestment, Philips acquired shares in the buyer, Connect America Investment Holdings, LLC, with a value of EUR 40 million. The investment is classified as a financial asset measured at Fair Value through Other Comprehensive Income (FVTOCI) and is reported as part of Other non-current financial assets. The divestment resulted in a loss of EUR 76 million, which is included in Other business expenses in our Consolidated statements of income.

For details, please refer to Acquisitions and divestments.

7.6Cash flows

The movements in cash and cash equivalents balance for the years ended December 31, 2021, 2022 and 2023 are presented and explained in the following table.

Philips Group

Condensed consolidated cash flows

in millions of EUR

	2021	2022	2023
Beginning cash and cash equivalents balance	3,226	2,303	1,172
Net cash flows from operating activities	1,629	(173)	2,136
Net cash flows from investing activities
Net capital expenditures	(729)	(788)	(554)
Other cash flows from investing activities	(2,943)	(698)	(82)
Net cash flows from financing activities
Treasury shares transactions	(1,613)	(174)	(662)
Changes in debt	(251)	1,092	(181)
Dividend paid to shareholders of the company	(482)	(412)	(2)
Other cash flow items	62	34	(81)
Net cash flows from discontinued operations	3,403	(12)	123
Ending cash and cash equivalents balance	2,303	1,172	1,869

Net cash flows from operating activities

Net cash flows from operating activities amounted to an inflow of EUR 2,136 million in 2023, compared to an outflow of EUR 173 million in 2022. This increase is mainly due to higher cash earnings and lower working capital, and includes a EUR 141 million payment related to the previously announced resolution of the economic loss class action in the US. Free cash flow*) amounted to a cash inflow of EUR 1,582 million in 2023, compared to an outflow of EUR 961 million in 2022.

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

In 2023, other cash flows from investing activities amounted to a cash outflow of EUR 82 million, mainly due to a new business acquisition and minority investments, partly offset by divestment proceeds.

In 2022, other cash flows from investing activities amounted to a cash outflow of EUR 698 million, mainly due to the acquisitions of Vesper Medical and Cardiologs, amounting to EUR 414 million, and new minority investments.

In 2021, other cash flows from investing activities amounted to a cash outflow of EUR 2,943 million, mainly due to the acquisitions of BioTelemetry and Capsule Technologies amounting to EUR 2.8 billion.

Net cash flows from financing activities

Net cash flows from financing activities consist of treasury shares transactions, changes in debt, dividend paid and other cash flow items.

In 2023, treasury shares transactions mainly included the share buyback activities, which resulted in EUR 662 million net cash outflow. Changes in debt mainly includes new bonds issued of EUR 500 million and loan repayments amounting to EUR 500 million. The dividend was distributed fully in shares.

In 2022, treasury shares transactions mainly included the share buyback activities, which resulted in EUR 174 million net cash outflow. Changes in debt mainly included new bonds issued of EUR 2 billion and a new term loan issued of EUR 500 million, partly offset by bond repayments of EUR 1.2 billion. Philips’ shareholders received a total dividend of EUR 741 million, including costs, of which the cash portion amounted to EUR 412 million.

In 2021, treasury shares transactions mainly included the share buyback activities, which resulted in EUR 1,613 million net cash outflow. Changes in debt mainly relates to short-term debt and lease repayments. Philips’ shareholders received a total dividend of EUR 773 million, including costs, of which the cash portion amounted to EUR 482 million.

Net cash flows from discontinued operations

In 2023, net cash provided by discontinued operations was EUR 123 million, mainly related to a refund received of one-off advance tax payments of a previously disposed business.

In 2022, net cash used for discontinued operations was EUR 12 million, mainly related to previously disposed businesses.

In 2021, net cash provided by discontinued operations was EUR 3,403 million and consisted primarily of the net cash inflow of EUR 3,319 million from the sale of the Domestic Appliances business on September 1, 2021.

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.7Financing

Condensed consolidated balance sheets as of December 31, 2021, 2022 and 2023 are presented in the following table:

Philips Group

Condensed consolidated balance sheets

in millions of EUR

	2021	2022	2023
Intangible assets	14,287	13,764	13,067
Property, plant and equipment	2,699	2,638	2,483
Investments and financial assets	1,121	1,334	1,050
Deferred tax assets	2,216	2,449	2,627
Inventories	3,450	4,049	3,491
Receivables	4,191	4,616	4,146
Other assets	693	665	672
Payables	(3,784)	(3,635)	(3,886)
Provisions	(2,313)	(2,115)	(2,498)
Contract liabilities	(1,936)	(2,210)	(2,278)
Other liabilities	(1,473)	(1,244)	(993)
Net assets employed	19,151	20,311	17,881

Cash and cash equivalents	2,303	1,172	1,869
Debt	(6,980)	(8,201)	(7,689)
Net debt1)	(4,676)	(7,028)	(5,820)
Non-controlling interests	(36)	(34)	(33)
Shareholders' equity	(14,438)	(13,249)	(12,028)
Financing	(19,151)	(20,311)	(17,881)
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

7.8Debt position

Total debt outstanding at the end of 2023 was EUR 7,689 million, compared with EUR 8,201 million at the end of 2022.

Philips Group

Balance sheet changes in debt

in millions of EUR

	2021	2022	2023
New lease liabilities	164	104	(233)
New borrowings long-term debt	76	2,516	(544)
Repayments long-term debt incl. leases	(302)	(1,472)	754
New borrowings (repayments) short-term debt	(25)	47	(29)
Forward contracts entered (matured)	(48)	(76)	462
Currency effects, consolidation changes and other	180	101	102
Changes in debt	46	1,221	512

In 2023, total debt decreased by EUR 512 million compared to 2022. The decrease mainly comes from maturing forward contracts related to the share buyback program and long-term incentive and employee stock purchase plans, and repayments of long-term debt including leases, partly offset by new borrowings. In 2023, Philips issued EUR 500 million of fixed rate notes under the company’s EMTN program that mature in 2031 and used the proceeds for general corporate purposes, including the repayment of EUR 500 million that was outstanding under the credit facility entered into in the fourth quarter of 2022. Changes in payment obligations from forward contracts are related to the maturity in 2023 of EUR 481 million of share buyback forwards (as announced in July 2021) and EUR 125 million of forwards relating to long-term incentive and employee stock purchase plans (as announced in March 2020 and May 2021), partially offset by EUR 138 million of forwards entered into relating to long-term incentive plans (as announced in June 2023).

In 2022, Philips announced a series of Liability Management transactions to optimize its debt maturity profile. The transactions included the issuance of three series of Notes under its EMTN program for a total of EUR 2 billion with maturities in 2027, 2029 and 2033. Part of the proceeds were used to tender certain of Philips’ outstanding US Dollar denominated bonds due 2025 and 2026 and Euro-denominated bonds due 2023, 2024 and 2025, as well as make-whole and fully redeem the Euro-denominated bonds due 2023 and 2024 that were not purchased as part of the Euro tender offer. Philips issued Commercial Paper of EUR 200 million in September 2022 and EUR 101 million in October 2022. These tranches were repaid throughout the fourth quarter of 2022. In addition, in October 2022 Philips entered into a EUR 1 billion credit facility that could be used for general corporate purposes. The credit facility was fully repaid in October 2023. Per year-end 2022, EUR 500 million was utilized and outstanding under the credit facility.

In 2021, total debt increased by EUR 46 million compared to 2020. The increase mainly comes from currency effects and consolidation changes, partly offset by net lease repayments and forward settlements. Repayments of long-term debt amounted to EUR 302 million. In February 2021, Philips entered into two bilateral loans amounting to a total of EUR 500 million that were repaid in September 2021. In addition, Philips issued commercial paper of EUR 300 million in May 2021 and EUR 150 million in July 2021 that was repaid in September 2021. Changes in payment obligations from forward contracts are mainly related to the forward contracts entered into of EUR 731 million relating to the EUR 1.5 billion share buyback program announced on July 26, 2021, and EUR 90 million relating to the long-term incentive and employee stock purchase plans announced on May 19, 2021. In addition, a total amount of EUR 745 million of forward contracts matured in 2021, which completed the settlement of the EUR 1.5 billion share buyback program announced on January 29, 2019, and a total amount of EUR 123 million of forward contracts matured in 2021 relating to the long-term incentive and employee stock purchase plans announced on October 22, 2018 and January 29, 2020. These payment obligations are recorded as financial liabilities under long-term debt. Other changes, mainly resulting from currency effects, led to an increase of EUR 175 million.

At the end of 2023, long-term debt as a proportion of the total debt stood at 91.5% with an average remaining term (including current portion) of 6.0 years, compared to 88.6% and 6.1 years respectively at the end of 2022.

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

For further information, please refer to Debt.

7.9Liquidity position

As of December 31, 2023, including the cash position (cash and cash equivalents), as well as its EUR 1 billion committed revolving credit facility, the Philips Group had access to available liquidity of EUR 2,883 million, compared with gross debt (including short and long-term) of EUR 7,689 million.

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

Philips Group

Liquidity position

in millions of EUR

	2021	2022	2023
Cash and cash equivalents	2,303	1,172	1,869
Listed equity investments at fair value1)	67	32	14
Committed revolving credit facility	1,000	1,000	1,000
Credit facility		500
Liquidity	3,370	2,704	2,883

Short-term debt	(506)	(931)	(654)
Long-term debt	(6,473)	(7,270)	(7,035)
Debt	(6,980)	(8,201)	(7,689)

Net available liquidity resources	(3,609)	(5,497)	(4,806)
1)Philips holds listed equity investments at fair value (level 1) in common shares of companies in various industries. Refer to Other financial assets and Fair value of financial assets and liabilities.

Philips has a EUR 1 billion committed revolving credit facility which was signed in April 2017 and refinanced in March 2022,  which will expire in March 2027. In 2023, Philips extended the maturity of the facility to 2028 and has one 1-year extension option remaining. The facility can be used for general group purposes, such as a backstop of its Commercial Paper Program.

Philips' Commercial Paper Program amounts to USD 2.5 billion, under which commercial paper can be issued up to 364 days in tenor, both in the US and in Europe, in any major freely convertible currency. As of December 31, 2023, Philips had no commercial paper outstanding. Philips established a Euro Medium Term Note (EMTN) program which facilitates the issuance of notes for a total amount of up to EUR 10.0 billion. In 2023, Philips issued EUR 500 million fixed rate notes due 2031 under the program. The proceeds were used for general corporate purposes, including the repayment of EUR 500 million that was outstanding under the credit facility entered into in the fourth quarter of 2022.

In terms of liquidity, the company has access to various sources. The company’s liquidity risk management procedures have not changed significantly during 2023. The access to existing lines of credit remains intact. These lines of credit, along with other financial risks to which Philips is exposed, are disclosed in Details of treasury and other financial risks. Further, with respect to potential claims related to the Respironics recall, please refer to Contingencies. The management continues to monitor the risks associated with such potential claims and its impact on liquidity position, if any.

Philips’ existing long-term debt is rated BBB+ (with stable outlook) by Fitch, Baa1 (with negative outlook) by Moody’s, and BBB+ (with negative outlook) by Standard & Poor’s. As part of our capital allocation policy, our net debt*) position is managed with the intention of retaining our strong investment grade credit rating. Ratings are subject to change at any time and there is no assurance that Philips will be able to achieve this goal. Philips' aim when managing the net debt*) position is dividend stability and a pay-out ratio of 40% to 50% of adjusted income from continuing operations attributable to shareholders*). Philips’ outstanding long-term debt and credit facilities do not contain financial covenants. Adverse changes in the company’s ratings will not trigger automatic withdrawal of committed credit facilities or any acceleration in the outstanding long-term debt (provided that the USD-denominated bonds issued by Philips in March 2008 and 2012 contain a ‘Change of Control Triggering Event’ and the EUR-denominated bonds contain a ‘Change of Control Put Event’). A description of Philips’ credit facilities can be found in Debt.

Philips Group

Credit rating summary

	long-term	short-term	outlook
Fitch	BBB+		Stable
Moody's	Baa1	P-2	Negative
Standard & Poor's	BBB+	A-2	Negative

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

7.10Shareholders’ equity

In 2023, shareholders’ equity decreased by EUR 1,220 million to EUR 12,028 million at year-end. The decrease was mainly due to the net loss of EUR 463 million and currency translation reductions in equity of EUR 604 million, primarily due to the depreciation of the US dollar against the euro in 2023.

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

Share capital structure

The number of issued common shares of Royal Philips as of December 31, 2023 was 913,515,966. At year-end 2023, the company held 7.1 million shares in treasury to cover obligations under long-term incentive plans. In 2016, Philips purchased call options on its own shares to hedge options granted to employees up to 2013, and as of December 31, 2023, no such options remained outstanding. In 2023 (and earlier years), the company entered into several forward contracts to acquire its own shares, and as of December 31, 2023, the outstanding forward contracts related to 15.5 million shares. See below for more information on the shares that were acquired in the course of 2023. Philips issued 39.3 million shares in May 2023 in order to distribute the 2022 dividend. The company cancelled 15.1 million shares in December 2023.

The number of issued common shares of Royal Philips as of December 31, 2022 was 889,315,082. At year-end 2022, the company held 7.8 million shares in treasury. Of these shares, 5.7 million shares were held to cover obligations under long-term incentive plans and 2.2 million shares were held for capital reduction purposes. In 2016, Philips purchased call options on its own shares to hedge options granted to employees up to 2013, and as of December 31, 2022, Philips’ outstanding options related to 26 thousand shares. In 2022 (and earlier years), the company entered into several forward contracts to acquire its own shares, and as of December 31, 2022, the outstanding forward contracts related to 24.5 million shares. See below for more information on the shares that were acquired in the course of 2022. Philips issued 14.2 million shares in June 2022 in order to distribute the 2021 dividend. The company cancelled 8.8 million shares in June 2022.

The number of issued common shares of Royal Philips as of December 31, 2021 was 883,898,969. At year-end 2021, the company held 13.7 million shares in treasury. Of these shares, 5.7 million shares were held to cover obligations under long-term incentive plans, and 8.0 million shares were held for share capital reduction purposes. In 2016, Philips purchased call options on its own shares to hedge options granted to employees up to 2013, and as of December 31, 2021, Philips’ outstanding options related to 0.4 million shares. In 2021 (and earlier years), the company entered into several forward contracts to acquire its own shares, and as of December 31, 2021, the outstanding forward contracts related to 25.1 million shares. See below for more information on the shares that were acquired in the course of 2021. Philips issued 6.3 million shares in June 2021 (in order to distribute the 2020 dividend). The company cancelled 33.5 million shares in December 2021.

Share repurchase methods for long-term incentive plans and capital reduction purposes

Historically, Philips uses different methods to repurchase shares in its own capital: (i) share buyback repurchases in the open market via an intermediary; (ii) repurchase of shares via forward contracts for future delivery of shares; and (iii) the unwinding of call options on own shares. During 2023, Philips used method (ii) to repurchase shares for capital reduction purposes and share-based compensation plans.

The open market transactions via an intermediary allow for buybacks during both open and closed periods.

For more information on share repurchase transactions entered into 2021, 2022, and 2023, please refer to Equity.

Philips Group

Impact of share acquisitions and cancellations on share count

in thousands of shares as of December 31

	2019	2020	2021	2022	2023
Shares issued	896,734	911,053	883,899	889,315	913,516
Shares in treasury	5,760	5,925	13,717	7,835	7,113
Shares outstanding	890,974	905,128	870,182	881,481	906,403
Shares acquired	40,390	8,670	45,486	5,081	15,964
Shares cancelled	38,541	3,810	33,500	8,758	15,134

Philips Group

Total number of shares repurchased

in thousands of shares unless otherwise stated

	share repurchases related to shares acquired for capital reduction	average price paid per share in EUR	shares acquired for LTI's	average price paid per share in EUR	total number of shares purchased1)	average price paid per share in EUR	total number of shares purchased as part of publicly announced plans or programs2)3)4)	approximate value of shares that may yet be purchased under the plans or programs in thousands of EUR
January 2023								858,343
February 2023								858,343
March 2023								858,343
April 2023								858,343
May 2023	2,100	37.54			2,100	37.54	2,100	781,290
June 2023								919,239
July 2023	2,100	36.69			2,100	36.69	2,100	842,194
August 2023								842,194
September 2023	2,100	36.69			2,100	36.69	2,100	765,153
October 2023	2,224	37.47	1,000	44.85	3,224	39.76	3,224	636,967
November 2023	2,223	37.49	2,000	39.96	4,223	38.66	4,223	473,721
December 2023	2,218	37.58			2,218	37.58	2,218	390,388
Total	12,964		3,000		15,964	38.66	15,964
of which5)
purchased in the open market
acquired through exercise of call options/settlement of forward contracts	12,964		3,000		15,964		15,964
To be acquired by settlement of forward contracts after December 31, 2023								390,388
1)All shares were purchased through publicly announced plans or programs.2)First, on January 29, 2020, Philips announced that it would repurchase up to 6 million shares to cover certain of its obligations arising from its long-term incentive and employee stock purchase plans. Under this program, Philips entered into three forward contracts to acquire 5 million shares for an amount of EUR 174 million with settlement dates varying between October 2021 and November 2022. On October 26, 2022, the original settlement date of two share tranches entered into under this program (in total 1.75 million shares) has been extended from November 23, 2022, to November 2023, and 2024, respectively. Second, on May 19, 2021, Philips announced that it will repurchase up to 2 million shares to cover certain of its obligations arising from its long-term incentive and employee stock purchase plans. Under this program, Philips entered into one forward contract for an amount of EUR 90 million to acquire 2 million shares with settlement dates in October and November 2023. Third, on July 26, 2021, Philips announced a share buyback program for share cancellation purposes for an amount of up to EUR 1.5 billion. Consequently, in the third quarter of 2021 Philips entered into three forward contracts for an amount of EUR 731 million to acquire 19.6 million shares with settlement dates in 2022, 2023 and 2024. Philips executed the remainder of the program through open market purchases by an intermediary in the fourth quarter of 2021 (acquiring 21 million shares) and January 2022 (acquiring 0.8 million shares). Fourth, on June 13, 2022, Philips announced that it will repurchase up to 3.2 million shares to cover certain of its obligations arising from its long-term incentive and employee stock purchases plans. Under this program, Philips entered into two forward contracts for an amount of EUR 63 million to acquire 3.2 million shares with settlement dates in November 2024 and December 2024. Fifth, on June 14, 2023, Philips announced that it will repurchase up to 7.1 million shares to cover certain of its obligations arising from its long-term incentive and employee stock purchase plans. Under this program, Philips entered into three forward contracts for an amount of EUR 138 million to acquire 7.1 million shares with settlement dates varying between November 2024 and November 2025. For further details on these publicly announced plans or programs refer to Equity.3)Philips cancelled 15.1 million shares on December 18, 2023. 4)In 2023, Philips did not determine to terminate any publicly announced plans or programs prior to expiration, or determine that it intends not to make any further purchases under any publicly announced plans or programs.5)As described above, Philips acquired shares via repurchase of shares via forward contracts for future delivery of shares.

7.11Cash obligations

Contractual cash obligations

The following table presents a summary of the Group's fixed contractual cash obligations and commitments as of December 31, 2023. These amounts are an estimate of future payments, which could change as a result of various factors such as a change in interest rates, foreign exchange, contractual provisions, as well as changes in our business strategy and needs. Therefore, the actual payments made in future periods may differ from those presented in the following table:

Philips Group

Contractual cash obligations1)2)

in millions of EUR

		payments due by period
	total	less than 1 year	1-3 years	3-5 years	after 5 years
Long-term debt	7,615	533	1,934	1,431	3,717
Short-term debt	122	122
Interest on debt	1,704	180	328	285	911
Derivative liabilities	39	38	1
Purchase obligations3)	668	355	286		27
Trade and other payables	1,917	1,917
Contractual cash obligations	12,065	3,145	2,549	1,716	4,655
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

Included in debt are remaining forward contracts of EUR 167 million related to the EUR 1.5 billion share buyback program announced in July 2021 and EUR 224 million relating to the repurchase of shares to cover long-term incentive and employee stock purchase plans. In 2023, Philips entered into a total amount of EUR 138 million of forward contracts relating to the repurchase of up to 7.1 million shares to cover long-term incentive plans. In addition, in 2023 there were maturities of a total of EUR 481 million of forward contracts for 13.0 million shares related to the EUR 1.5 billion share buyback program announced in July 2021, as well as maturities of a total of EUR 125 million of forward contracts to repurchase shares to cover long-term incentive and employee stock purchase plans. Philips intends to cancel all of the shares acquired under the share buyback program and has canceled 15.1 million shares acquired in 2023, as the program was initiated for capital reduction purposes.

Philips offers voluntary supply chain finance programs with third parties, which provide participating suppliers with the opportunity to factor their trade receivables at the sole discretion of both the suppliers and the third parties. Philips continues to recognize these liabilities as trade payables and settles them accordingly on the invoice maturity date based on the terms and conditions of these arrangements. As of December 31, 2023, approximately EUR 114 million (2022: EUR 151 million) of the Philips accounts payable were transferred under these arrangements.

Other cash commitments

The company and its subsidiaries sponsor post-employment benefit plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. For a discussion of the plans and expected cash outflows, please refer to Post-employment benefits.

The company had various provisions by the end of 2023 which are expected to result in cash outflows in 2024. Refer to Provisions.

Philips has contracts with investment funds where it committed itself to make, under certain conditions, capital contributions to these funds of an aggregated remaining amount of EUR 153 million (2022: EUR 127 million). Capital contributions already made to these investment funds are recorded as non-current financial assets.

Please refer to Dividend for information on the proposed dividend distribution.

Please refer to Equity for information on other Long-term incentive and employee stock purchase plans.

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not provide other forms of support. The total fair value of guarantees recognized on the balance sheet amounts to EUR nil million for both 2023 and 2022. Remaining off-balance-sheet business-related guarantees on behalf of third parties and associates amount to EUR 2 million as of December 31, 2023 (December 31, 2022: EUR 2 million).

7.12Dividend

Dividend policy

Philips’ dividend policy is aimed at dividend stability and a pay-out ratio of 40% to 50% of adjusted income from continuing operations attributable to shareholders*).

Proposed distribution

A proposal will be submitted to the Annual General Meeting of Shareholders, to be held on May 7, 2024, to declare a distribution of EUR 0.85 per common share, in common shares, against retained earnings.

If the above dividend proposal is adopted, the shares will be traded ex-dividend as of May 9, 2024 at the New York Stock Exchange and Euronext Amsterdam. In compliance with the listing requirements of the New York Stock Exchange and Euronext Amsterdam, the dividend record date will be May 10, 2024.

The number of share dividend rights entitled to one new common share will be determined based on the volume-weighted average price of all traded common shares of Koninklijke Philips N.V. at Euronext Amsterdam on May 9, 10 and 13, 2024. The company will calculate the number of share dividend rights entitled to one new common share (the ratio), such that the gross dividend in shares will be approximately equal to EUR 0.85. The ratio and the number of shares to be issued will be announced on May 15, 2024. Distribution of the dividend (up to EUR 770 million) and delivery of new common shares, with settlement of any fractions in cash, will take place from May 16, 2024.

	ex-dividend date	record date	distribution from
Euronext Amsterdam	May 9, 2024	May 10, 2024	May 16, 2024
New York Stock Exchange	May 9, 2024	May 10, 2024	May 16, 2024

Further details will be given in the agenda with explanatory notes for the 2024 Annual General Meeting of Shareholders. The proposed distribution and all dates mentioned remain provisional until then.

Dividend in shares distributed out of retained earnings is subject to 15% dividend withholding tax, but only in respect of the par value of the shares (EUR 0.20 per share). Shareholders are advised to consult their tax advisor on the applicable situation with respect to taxes on the dividend received.

In May 2023, Philips settled a dividend of EUR 0.85 per common share, representing a total value of EUR 749 million (including costs). The dividend was distributed in the form of shares only, resulting in the issuance of 39,334,938 new common shares, leading to a 4.5% dilution. For more information refer to Shareholders’ equity.

Dividends and distributions per common share

The following table sets forth in euros the gross dividends on the common shares in the fiscal years indicated (from prior-year profit distribution) and such amounts as converted into US dollars and paid to holders of shares of the New York Registry:

Philips Group

Gross dividends on the common shares

	20191)	20201)	20212)	20221)	20232)
in EUR	0.85	0.85	0.85	0.85	0.85
in USD	0.96	0.95	1.03	0.90	0.93
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

8.1Philips' ESG commitments

In September 2020, Philips reinforced its commitments as a purpose-driven company with the announcement of an enhanced and fully integrated approach to doing business responsibly and sustainably. Philips’ framework comprises a comprehensive set of commitments across all the Environmental, Social and Governance (ESG) dimensions that guide execution of the company’s strategy. It includes ambitious targets and detailed plans of action.

As a leading health technology company today, our purpose is to improve people’s health and well-being through meaningful innovation, positively impacting 2.5 billion lives per year by 2030. We aim to grow Philips responsibly and sustainably, and we therefore continuously set ourselves challenging environmental and social targets, and highest standards of governance. Acting responsibly towards the planet and society is part of our DNA. We believe that this is the best way for us to create superior, long-term value for Philips’ multiple stakeholders.

Our key ESG commitments

Environmental

We act responsibly towards our planet in line with UN SDGs 12 and 13.

  We will maintain carbon neutrality and use 75% renewable energy in our operations by 2025. We will reduce CO₂ emissions in our entire value chain in line with a 1.5 °C global warming scenario (based on Science Based Targets).
  We will generate 25% of our revenue from products, services and solutions contributing to circularity, and offer responsible take-back on all professional medical equipment by 2025.
  We will embed circular practices at our sites and put zero waste to landfill by 2025.
  We will design all new product introductions in line with our EcoDesign requirements by 2025, with ‘EcoHeroes’ accounting for 25% of hardware revenues.
  We work with our suppliers to reduce the environmental footprint of our supply chain in line with a 1.5 °C global warming scenario (based on Science Based Targets).
  We engage with our stakeholders and other companies to drive sustainability efforts addressing the United Nations Sustainable Development Goals.

Social

Our purpose is to improve people’s health and well-being through meaningful innovation, in line with UN SDG 3. We act responsibly towards society and partner with our stakeholders

  We aim to improve the health and well-being of 2 billion people per year by 2025, including 300 million people in underserved communities.
  It is our strategy to lead with innovative solutions along the health continuum – helping our customers deliver better health outcomes, a better experience for patients and staff, lower cost of care, and helping people take better care of their health.
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
  Our integrated operating model defines how we work together to delight our customers and achieve our company goals, leveraging our global scale and capabilities.
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

8.2Environmental performance

We have an environmental impact through our global operations (including our supply chain), but even more so through our products and solutions. This is where we contribute to SDG 12 (Ensure sustainable consumption and production patterns) and SDG 13 (Take urgent action to combat climate change and its impacts).

Measuring our environmental impact

Philips has been performing Life-Cycle Assessments (LCAs) since 1990. LCAs provide insight into the lifetime environmental impact of our products. They are used to steer our EcoDesign efforts by reducing the environmental impact during the lifetime of our products and to grow our Green/EcoDesigned/EcoHero and Circular portfolio. As a next step, for the seventh year, we have measured our environmental impact on society at large via a so-called Environmental Profit & Loss (EP&L) account, which includes the hidden environmental costs associated with our activities and products. It provides insights into the main environmental hotspots and innovation areas to reduce the environmental impact of our products and solutions.

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

The Philips products subject to the Respironics recall were evaluated as part of the 2023 EP&L calculation. In accordance with the EP&L methodology, products replaced during the recall by new products with lifetime guarantees were included in the 2023 EP&L calculation for all life cycle stages. Refurbished products and repair kits were not included.

Results 2023

Compared to the adjusted 2022 EP&L impact of EUR 4.38 billion, Philips reduced its environmental impact in 2023 to EUR 4.21 billion. This is mainly due to differences in sales mix (including the impact of the Respironics recall).

The increase in the 2022 baseline was mainly driven was mainly driven by the update to the EcoInvent 3.9.1 database using ReCiPe 2016 (our Life Cycle Inventory database containing environmental impacts of products and services) from the EcoInvent 3.8 database using ReCiPe 2008, and the update to the 2023 CE Delft prices for EU27 from the 2017 CE Delft prices for Dutch territory only. Philips updates the EcoInvent database used on a yearly basis to utilize recent emission factors and in this case, to utilize the current ReCiPe 2016 methodology. Additionally, the CE Delft prices for EU27 were more representative of a global manufacturing company, like Philips.

To understand the changes to the 2022 EP&L and have a comparable baseline for the 2023 reporting, please refer to the following chart:

The majority of this increase can be attributed to the increase in the emission factors and/or prices for the following environmental impact categories on the lifecycle stages included in the 2022 EP&L:

  Climate change
  Human toxicity, mainly linked to electricity generation
  Particulate matter formation

Additionally, the environmental impact categories associated with biodiversity and ecosystem services were included, which amounted to approximately EUR 61 million. Therefore, the total increase attributed to methodology changes to the 2022 EP&L with the existing 2022 lifecycle stages is EUR 2.48 billion. Additionally, to compare the 2022 EP&L with the 2023 EP&L, the Raw Material Processing and Raw Material Waste lifecycle stages should be included (adding some EUR 302 million to the 2022 EP&L). With the inclusion of data quality improvements and corrections performed in 2023, the 2022 EP&L would be approximately EUR 4.38 billion.

The most significant environmental impact, 51% of the total, is related to the usage of our products, which is due to electricity consumption. Human toxicity, particulate matter formation, and climate change are other important impacts. The environmental costs include the environmental impact of the full lifetime of the products that we put on the market in 2023, e.g. 10 years in the case of a MRI or 5 years of usage in the case of a Sonicare toothbrush. Products identified as rentals are the only exception, with an energy consumption of one year. As we expand our EcoDesign activities, with a target to have all our products EcoDesigned by 2025, we expect to better report on its environmental impact in the years to come.

Of the total 2023 impact, just EUR 261 million (6%) is directly caused by Philips’ own operations, mainly driven by outbound logistics, followed by business travel. Compared to EUR 128 million in 2022, this is almost a two times increase, mainly due to updating the emission factors from EcoInvent 3.8 to EcoInvent 3.9.1 and the prices to the 2023 CE Delft prices for EU27, mitigating the downward trend in logistics emissions as presented in Sustainable Operations.

Our materials and components supply chain, including raw materials supply, raw materials processing, raw materials waste, and packaging currently has an environmental impact of some EUR 1.80 billion, which is 43% of our total environmental impact. The main contributors are the electronic components (including printed circuit boards), cables and metals used in our products. Through our Circular Economy and Supplier Sustainability programs we will continue to focus on reducing the environmental impact caused by the materials we source and apply in our products.

In 2018, we were the first health technology company to have its 2020-2040 targets (including purchased goods and services and the use of sold products) approved by the Science Based Targets initiative – showing our commitment to drive climate action across the value chain, from suppliers to customers, and ensuring that we contribute to the decarbonization required to stay in line with a 1.5 °C global warming scenario, as agreed in the Paris Agreement. Together with the insights gained through the EP&L we will optimize our climate impact by providing our businesses with actionable insights. For more information on our climate performance please refer to Climate Action.

For more information on our efforts to reduce emissions in the supply chain, please refer to Supplier sustainability.

For more information on our efforts to reduce emissions in the customer use-phase, please refer to Green/EcoDesigned Innovation and Green/EcoDesigned and EcoHero Revenues.

8.2.1Climate Action

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

Operational carbon footprint

During the COP21 United Nations Climate Conference in Paris in 2015, we committed to become carbon-neutral in our operations, pursue all efforts to reduce our operational emissions, source all our electricity from 100% renewable sources, and offset all unavoidable emissions by year-end 2020. We delivered on a comprehensive program that included energy-efficiency improvements, on-site renewables, and Power Purchase Agreements, as well as business travel improvements and transport mode shifts to low-carbon-emitting alternatives. As a result, we have significantly reduced our operational carbon footprint.

Since 2020, Philips has been carbon-neutral in its operations (scope 1, scope 2, and scope 3 - business travel and transportation & distribution). Although we prioritize carbon reduction, our comprehensive carbon offsetting program is still necessary to ensure carbon neutrality in our own operations.

Philips Group

Net operational carbon footprint

in kilotonnes CO2 -equivalent

Driving emission reductions across the value chain

Having achieved our 2020 carbon neutrality target, we have raised the bar and set ambitious emission reduction targets to ensure we help limit the impact of global warming throughout our value chain – collaborating with suppliers and customers to amplify our impact. Philips is committed to addressing climate change by establishing ambitious long-term emission reduction targets, officially approved by the Science Based Targets initiative (SBTi). We have added the emissions from our (scope 3 categories) Purchased Goods & Services and Use of Sold Products retrospectively to define a baseline (2020). With these additions, we cover approximately 96% of our value chain emissions.

For all of our SBTi-approved and 1.5 °C-aligned targets, baselines and performance, please refer to the following table. These targets follow the cross-sector guidance of the SBTi. Philips was the first health technology company to have its targets approved by the SBTi.

Philips Group

Science Based Targets

reduction % compared to baseline

		Scope coverage	2025	2030	2040
Absolute Contraction Approach (ACA) emission reduction targets	Scope 1 & 2 (Baseline 2015)	100%	-75%		-90%
	Scope 3 (Baseline 2020)	96%		-42%

In establishing our Greenhouse Gas (GHG) emissions baseline, the selection of the base year is guided by several considerations. More precisely, it is driven by historical data availability, the stability of operations during that period, and the desire to capture a representative snapshot of our emissions profile. In particular, we consider factors such as significant changes in business operations, facility expansions, or the implementation of emission reduction initiatives.

Despite the unprecedented challenges brought about by the COVID-19 pandemic, the year 2020 stands out as a significant year for Philips, marked by a level of relative stability in both customer base and emissions profile. In contrast, the year 2015 was selected as the baseline for scope 1 and 2 emissions due to it being the earliest feasible date for measurement and target-setting in alignment with the Paris Agreement. Should enhancements in data quality or methodological changes lead to an emission deviation exceeding 5% compared to our current baseline emissions, we are committed to restating the baseline in accordance with the Science Based Targets initiative.

How we will drive emission reduction across the value chain

By joining forces with customers and suppliers, we can reduce our shared carbon footprint and create a sustainable and more resilient healthcare industry. To deliver, we will focus on the following four objectives, in order of magnitude:

Designing energy-efficient products and collaborating with our customers to reduce emissions during the use-phase

More and more, customers – both in healthcare and retail – are seeking solutions that are less impactful on the environment. To address that demand, we are continuously reducing the climate impact of our products by increasing the energy efficiency of our existing installed base and future product introductions. We see improving energy efficiency as a huge lever to deliver on our value chain emission reductions. More information can be found on our sustainability website.

Collaborating with our suppliers to reduce emissions in our supply chain

There is a pressing need for industry and business to manage and reduce CO2-e emissions across the entire value chain – including at supplier level. To this end, we have invited many of our largest suppliers – first-tier manufacturing and transportation-related suppliers – to report their climate performance and strategy as part of the Carbon Disclosure Project (CDP) Supply Chain program. Additionally, we engage with these suppliers to reduce their emissions as part of our Supplier Sustainability program. More information can be found on our sustainability website.

Minimizing our climate impact by adopting circular economy principles

From a climate perspective, applying circular business models can lead to a significant emission reduction. As the value of materials is retained, the need for virgin resources is significantly reduced, and consequently, the need for e.g. energy to produce those virgin materials, leading to reduced emissions. This is also part of our Circular Economy program. More information can be found on our sustainability website.

Transitioning to lower carbon-emitting energy at our sites

By continuing to phase out fossil fuels at our sites and increase our global renewable energy share, we will be able to achieve our long-term emission targets (scope 1 and 2). This entails, for example, moving towards geothermal and renewable district heating and cooling solutions where available. More information can be found on our sustainability website.

Recognition

Our efforts are acknowledged by CDP (formerly known as the Carbon Disclosure Project), a global NGO that assesses the greenhouse gas (GHG) emission performance and management of reporting companies. In 2023, we were ranked on the CDP Climate Change ’A’ List for our continued climate performance and transparency for the 11th consecutive year. None of our peers can claim the same.

Actions related to the achievement of our targets are governed by our Environmental policy, which incorporates input from Philips' regulatory, design, sustainability, supply chain, and operations stakeholders, as well as the voice of our customers to minimize their environmental footprint.

Philips reports all its emissions in line with the Greenhouse Gas Protocol (GHGP).

8.2.2Circular Economy

A circular economy aims to decouple economic growth from the consumption of natural resources and ecosystems by optimizing their use, eliminating waste and pollution, and circulating products and materials for as long as possible, while giving natural systems the opportunity to regenerate themselves. The way we take, make and use materials has a significant impact on both climate and nature, as 45% of global GHG emissions come from the way products are made and used, and more than 90% of biodiversity loss stems from extraction and processing. Bringing this back to Philips’ impact on the planet, our use of materials accounts for over 40% of our environmental impact based on our EP&L methodology, which includes raw material supply, processing, waste and packaging. Therefore, in addition to the use of renewable resources and energy efficiency, the transition to a circular economy will be essential to meet our global climate goals.

Our Circular Economy program

The Circular Economy program at Philips ran for the 11th year in 2023, building on more than 30 years' experience of applying resource efficiency through our sustainability programs. Our ambition is to help our customers to ‘do more with less’ and drive the circular transformation across the value chain together with our partners. We apply Philips’ circularity principles ‘use less, use longer and use again’ across five strategic areas:

  Circular design of software and hardware
  Circular manufacturing and supply
  Circular delivery and financing models
  Circular service in use-phase
  Circular end-of-use management

Philips Group

Progress towards Philips' 2025 circularity targets

Metrics	Unit	2020 Baseline	2022 Results	2023 Results	2025 Targets	Key actions to deliver on 2025 targets
Resource inflows & outflows (products)
Circular revenues	%	15	18.2	20.0	25	Grow sales from products, services and solutions that use less virgin materials, optimize and extend product lifetime, recirculate materials
Resource inflows & outflows (waste)
Zero waste to landfill	%	2.6	0.0	0.0	less than 0.5	Minimize waste to landfill
Circular materials management	%	90	91	91	95	Avoid waste by increasing the recirculation of discarded materials
Resource inflows (products)
Close the loop on medical equipment	#	Achieved for large medical equipment			Extend to small medical equipment	Adopt policy ensuring responsible end-of-use management

Philips has committed to voluntary circularity targets to be delivered by 2025 as part of our externally communicated 2025 Sustainability Commitments. Key actions to deliver on these are stated in the above table. In 2023, Philips increased its circular revenues by 1.8% compared to the previous year, mainly driven by circular design of software and hardware. We implemented sharpened circular revenue requirements to further align with developments on circularity metrics and reporting disclosures. For example, external trends on metrics led to further sharpening of the definition of our software contributions. We also brought our circular revenue reporting more in line with our circular strategy on design and closing the loop.

In 2023, Philips achieved 91% circular materials management, comparable to 2022. We continued the emphasis on our Zero Waste to Landfill KPI, achieving 0.0% waste to landfill, compared to 0.0% in 2022.

We reclaimed more than 11,500 systems or pieces of equipment in 2023. The main driver was our take-back program for patient monitors.
8.2.3Biodiversity and Ecosystem Services

Philips recognizes the importance of healthy ecosystems and biodiversity for our company, our employees, and society. Therefore, Philips has developed the Natural Capital program, which is an addition to existing sustainability programs. This program is dedicated to reducing Philips’ impacts on natural capital, focusing on our chemicals footprint, water consumption, and improving biodiversity and ecosystem services. By systematically quantifying and reducing the environmental impact of our operations, supply chain and the use-phase of our products, we actively aim to protect and restore biodiversity. Philips acknowledges its dependency and impact on natural capital and aims to iteratively improve its understanding to drive regenerative decisions.

Philips aims to restore and enhance biodiversity and ecosystem services (BES) at our industrial sites and to actively promote ecosystem restoration activities through partnerships with, among others, NGOs, local communities, and governments. The Natural Capital program is focused, taking our 23 manufacturing sites as a starting point; Philips has created a BES community and trained employees on all these sites in ecosystem services. As a result, the ecosystem services of Philips' global manufacturing sites have been mapped and quantified. Based on this data, Philips evaluated the total area and ecological value of each manufacturing site and established the first BES data baseline to measure BES improvements by 2024. Together with our partners, we are working to develop more advanced BES metrics suitable for industrial areas.

In 2022, our manufacturing sites delivered some 80 potential measures to enhance biodiversity on-site. Philips implemented 30% of the biodiversity improvement measures selected for the short term at a number of sites in 2023, e.g. planting native trees in India, creating flower gardens in China, and creating habitats for endangered bee species in Central America. Furthermore, we have published our first Taskforce on Nature-related Financial Disclosures (TNFD) report and aim to set ourselves Science Based Targets for Nature (SBTN) in the future.

Philips aims to expand BES improvements in 2024 and track BES performance at our manufacturing sites with a new ecosystem services mapping according to our Environmental Policy. Improving BES at our manufacturing sites, and thereby also improving the working environment, is a contributor to making Philips the ’best place to work’, one of the ESG commitments Philips announced in 2020. Furthermore, healthy ecosystems support our efforts to mitigate climate risks assessed in our TCFD report for our sites.

As can be derived from our Environmental Profit & Loss (EP&L) account, the environmental impact of Philips’ sites is limited, as they are not very energy-intensive, are 100%-powered with electricity from renewable sources, do not emit large quantities of high-impact substances, and are not water-intensive. At the same time, Philips is aware that the total environmental impact of the full value chain is substantial, especially upstream in the mining industry. Philips considers improving biodiversity on its own land as a first important step towards reducing biodiversity impact over the full value chain.

Having become carbon-neutral in our operations by year-end 2020, and with our drive to send zero waste to landfill, focus on circular materials management, and enhance BES, the environmental impact of our sites will be further optimized in the years to come.

8.2.4Green/EcoDesigned Innovation

At Philips, we recognize that human health and environmental health go hand in hand. In 2022, the United Nations declared the ability to live in a clean, healthy and sustainable environment a human right.

Climate change poses a threat to health and is expected to cause some 250,000 additional deaths per year globally, according to the World Health Organization. It creates a pressing need – together with global resource constraints, growing and aging populations, and the rise of chronic diseases – for resilient and sustainable healthcare models.

We see a growing demand from our customers, including hospitals, to reduce their environmental impact, reduce waste and decarbonize healthcare. Our Green/EcoDesigned Innovation – the Research & Development spend related to the development of new generations of Green/EcoDesigned products and solutions and Green technologies, addressing SDG 12 (Ensure sustainable consumption and production patterns) – is focused on addressing that impact.

Sustainable Innovation is the Research & Development spend related to the development of new generations of products and solutions that address the United Nations’ Sustainable Development Goals 3 (Ensure healthy lives and promote well-being for all at all ages) or 12.

In 2023, Philips invested EUR 142 million in Green/EcoDesigned Innovation, a decrease compared to 2022 due to more demanding EcoDesign criteria, a growing share of innovation spend in software, for which reporting processes still need to be further implemented, and reduced R&D investments at Philips. We expect Green/EcoDesigned Innovation spend to increase in the years to come, as one of our 2025 ESG commitments is to design all our new product introductions in line with our EcoDesign requirements by 2025. Over EUR 1.5 billion was invested in Sustainable Innovation in 2023.

Philips Group

Green/EcoDesigned Innovation per segment

 in millions of EUR

Diagnosis & Treatment

Philips develops innovative solutions that support precision diagnosis and effective, minimally invasive interventions and therapy, while respecting the limits of natural resources. Investments in Green Innovation in 2023 amounted to EUR 78 million, a reduction compared to EUR 93 million in 2022.

We aim to reduce environmental impact over the total lifecycle and our Green/EcoDesign innovations focus on four areas: Energy, Substances, Circularity, and Packaging. Energy efficiency is an area of focus, especially for our large imaging systems such as MRI. Through circular design, Philips also pays particular attention to enabling the reduction in use of virgin materials, for example, through designing for low weight and enabling the upgrading and re-use of our products. As a result, our customers can, for example, benefit from enhancements in workflow, dose management and imaging quality. In addition, we are reducing the substances of concern and improving our packaging. We continued to actively partner with multiple leading care providers to investigate innovative ways to reduce the environmental impact of healthcare, for example by maximizing energy-efficient use of medical equipment (e.g. by introducing EcoModes) and optimizing lifetime value. Philips closed the loop on large equipment by the end of 2020, by structurally embedding a responsible take-back policy into its customer trade-in offers. This means that for all equipment that a customer is willing to trade-in at end of use, Philips will take it back for refurbishment and parts recovery where feasible, or locally recycle it in a certified way to ensure it does not end up in landfill. Sustainable design and innovation help to further increase the value created and decrease the environmental impact Philips can deliver from returned systems.

Connected Care

Philips’ connected health solutions integrate, collect, combine and deliver quality data for actionable insights to help improve access to quality care, while respecting the limits of natural resources. It is our belief that well-designed e-health solutions can reduce the travel-related carbon footprint of healthcare, increase efficiency in hospitals, reduce waste, and improve access to care and outcomes. For example, our Philips Radiology Operations Command Center enables real-time collaboration and virtual imaging operations and can decrease staff travel time and costs. The value and adoption of e-health solutions also became apparent during the COVID-19 crisis. Green/EcoDesigned Innovation investments in 2023 amounted to EUR 29 million, in line with EUR 31 million in 2022. Over the coming years, Green/EcoDesigned Innovation projects will deliver, among other things, new EcoDesigned patient monitors with lower environmental footprints.

Personal Health

R&D investments at our Personal Health segment amounted to EUR 33 million in 2023, compared with EUR 40 million in 2022. Personal Health continued its work on improving the energy efficiency of its products, and the voluntary phase-out of polyvinyl chloride (PVC), brominated flame retardants (BFR), Bisphenol A (BPA) and phthalates from, among others, food contact and childcare products. New hairdryers have been launched that are more energy-efficient, with an improvement of more than 10% compared to the 2020 baseline. Personal Health also continues to increase circularity by, for example, using recycled materials in products and packaging. For packaging, we are increasingly shifting away from single use plastic materials. As part of our Fit for Future Packaging program, we have launched additional paper-based, mailbox-ready packaging solutions in our Grooming & Beauty portfolio, including OneBlades and hairdryers.

Other

The segment Other invested EUR 2 million in Green/EcoDesigned Innovation, spread over projects focused on global challenges relating to water, air, energy, food, circular economy, and access to affordable healthcare.

8.2.5Green/EcoDesigned and EcoHero Revenues

Green/EcoDesigned Revenues are generated through products and solutions that offer a significant environmental improvement in one or more Green Focal Areas – Energy efficiency, Packaging, Substances, and Circularity – and thereby deliver a contribution to SDG 12 (Ensure sustainable consumption and production patterns). Green/EcoDesigned Revenues amounted to EUR 12.8 billion in 2023, or 70.5% of sales, comparable to 2022 (71.7% in 2022).

As the first EU Taxonomy delegated act, addressing Climate Change Adaptation and Climate Change Mitigation, only applies to sectors with the highest CO2 emissions, Philips’ activities are not within the scope of this delegated act and consequently none of Philips' revenues were eligible under this taxonomy during 2023.

Philips Group

Green/EcoDesigned Revenues per segment

 in millions of EUR unless otherwise stated

Through our EcoDesign process we aim to create products and solutions that have significantly less impact on the environment over their whole lifecycle. Overall, the most significant improvements have been in energy efficiency and lower weight (thus less resources), although increased attention was also given to substances of concern, packaging and circular design, in particular design for recyclability, in all segments in 2023.

By 2025, 25% of hardware revenues should come from EcoHeroes, which meet the EcoDesign requirements and outperform in at least one of the focal areas compared to their predecessor or relevant benchmarks, supported by a sustainability claim. In 2023, Philips achieved 15.9% in EcoHero Revenues, with most contributions from improvements in energy use.

Diagnosis & Treatment

In 2023, a number of main platforms were launched. Specific attention was paid to preparing for future EcoDesigned product launches.

Connected Care

New Green/EcoDesigned products in Connected Care are expected in 2024 and beyond, with improvements in all EcoDesign focal areas.

Personal Health

In our Personal Health business, the focus is on Green/EcoDesigned Products and Solutions that meet or exceed our minimum requirements in the areas of energy consumption, packaging, substances of concern, and application of recycled plastics. We continue to make progress in developing PVC/BFR-free products. More than 90% of our consumer product sales consist of PVC/BFR-free products, with the exception of power cords, for which there are not yet economically viable alternatives available. In our Oral Healthcare portfolio, we introduced the first brush heads containing 75% bio-based materials. In our Mother & Child Care portfolio, we launched the first baby monitor with recycled plastic. And we implemented recycled plastic in the interior parts of a significant proportion of the Male Grooming portfolio.

8.2.6Sustainable Operations

Philips’ Sustainable Operations programs focus on the main contributors to climate change, with the aim of reducing, re-using and/or recycling waste, reducing water consumption, and reducing emissions.

Water

Annually, we undertake thorough assessments of both our operational sites and strategic suppliers to address potential water-related risks. We utilize publicly accessible tools such as the Aqueduct Water Risk Atlas by WRI and WWF Water Risk Filter to define and respond to these risks. This comprehensive process evaluates the susceptibility of our sites to various risks including water availability, wastewater quality, workplace water accessibility, and groundwater replenishment, encompassing physical, regulatory, and reputational concerns.

While Philips is not a water-intensive organization, this practice ensures the uninterrupted continuity of our operations and the provision of high-quality Water, Sanitation and Hygiene (WASH) services at all our sites and those of our strategic suppliers. Among our facilities, five locations have been identified as exposed to substantive financial and strategic risks related to water. These sites are situated either in areas highly vulnerable to coastal flooding or extremely high-water stress (>80%), with three in China, one in Indonesia, and one in the USA. In response, we have deployed engineers and experts to conduct further investigations, accurately identify risk exposure, anticipate potential losses, and implement proactive measures to mitigate property loss and business interruption.

We are proud to have received an 'A' score for disclosure transparency on water security in the CDP Europe 2023, demonstrating our ongoing commitment to water risk management and sustainability practices.

Total water withdrawal in 2023 was 661,076 m3, a 3% decrease compared to 2022 and a 7% reduction compared to 2019 (pre-COVID level).

Diagnosis & Treatment, which consumes 49% of total water usage, recorded a 5% increase, mainly caused by lower amounts of reused water in a site in North America. Personal Health recorded a 7% decrease. In 2022, one of our manufacturing sites in Asia experienced a water leakage which resulted in higher water intake in that year. This leakage was remedied. Connected Care showed a decrease of 11%, due to decreased production volumes at a site in Asia.

Philips Group

Water withdrawal

in thousands of m3

	2019	2020	2021	2022	2023
Diagnosis & Treatment	295	286	337	310	324
Connected Care	150	116	119	111	99
Personal Health	265	221	247	257	238
Philips Group	710	623	703	678	661

In 2023, 99.6% of water was purchased and 0.4% was extracted from groundwater wells.

Waste

In 2023, our manufacturing sites generated 19,375 tonnes of waste, a decrease of 15% compared to 2022, mainly driven by the lower construction activities in different locations across the globe, lower paper/cardboard and plastic waste due to reduced production volumes at some sites and more efficient waste management. The reported re-used materials were 9% of the total waste.

Diagnosis & Treatment decreased waste by 12%, mainly driven by the decreased volume of one-time construction related re-used materials and lower construction activity, which was partially offset by the operational changes. Connected Care decreased waste by 21% due to the significant decrease in shipment packaging materials related to the recall, increased volume of re-used materials and operational changes. Personal Health reduced waste by 17% due to operational changes, lower production volumes and the start of a smart warehouse, that significantly reduced amounts of wood pallets and cardboard wastes by using reusable plastic trays.

Philips Environmental Policy addresses the waste hierarchy stating that Philips drives action by ensuring circular manufacturing and supply to increase circular practices at our sites and responsible waste management according to the waste hierarchy.

Philips Group

Total waste

in tonnes

	2019	2020	2021	2022	2023
Diagnosis & Treatment	9,675	19,703	9,974	10,694	9,422
Connected Care	4,095	3,475	2,753	2,899	2,276
Personal Health	8,758	7,929	9,477	9,209	7,677
Philips Group	22,528	31,107	22,204	22,802	19,375

Until 2020, total waste consisted of waste that is delivered for landfill, incineration, waste to energy or recycling. We extended the scope with materials sent for re-use and other recovery as of 2021. Total waste does not include waste prevented.

Materials delivered for re-use, other recovery or recycling via an external contractor amounted to 17,446 tonnes, which equals 90% of the total waste. Materials delivered to incineration and landfill amounted to 1,929 tonnes, which equals 10% of the total waste, of which 74% comprised non-hazardous waste and 26% hazardous waste. We recorded 1,531 tonnes of waste prevented in our own activities in 2023, compared to 1,484 tonnes in 2022. Philips did not produce any radioactive waste in 2023.

Philips Group

Total waste by destination

in tonnes

	Total waste generated	Hazardous waste	Non-hazardous waste
Re-use	1,651	1	1,650
Recycling	15,762	1,536	14,226
Other recovery	33	-	33
Waste diverted from disposal by recovery operation	17,446	1,537	15,909
Incineration (with energy recovery)	1,480	199	1,281
Incineration (without energy recovery)	298	294	4
Landfill	1511)	4	147
Waste directed to disposal by disposal operation	1,929	497	1,432
Total waste generated	19,375	2,034	17,341
1)2.7 tonnes out of 151 tonnes of waste sent to landfill, excluding one-time-only waste and waste delivered to landfill due to regulatory requirements

The total waste destinations are fully categorized above. There is no waste generated that is destined for other disposal methods. Our sites addressed both the Circular Materials Management percentage as well as waste sent to landfill, as part of our ESG commitments; refer to Definitions and abbreviations for the definition of Circular Materials Management.

The Circular Materials Management percentage has replaced the recycling percentage in 2021. In 2023, it remained at 91%, the same level as in 2022.

Our Zero Waste to Landfill KPI excludes one-time-only waste and waste delivered to landfill due to regulatory requirements. According to this definition, in 2023 we reported 2.7 tonnes of waste sent to landfill, a small increase compared to 1 tonne in 2022. All our 23 industrial sites achieved Zero Waste to Landfill status at the end of 2023.

Philips Group

Total waste by composition

in tonnes

	Waste generated	Waste diverted from disposal	Waste directed to disposal
Wood waste	4,140	4,104	36
Paper/cardboard waste	3,527	3,522	5
Metal waste	3,338	3,291	48
Plastic waste	2,381	2,237	144
Municipal (mixed) waste	2,136	1,156	980
Chemical waste	2,020	1,532	487
Electrical and electronic waste	626	622	4
Other	1,208	983	225

8.3Social performance

As a leading health technology company, it is our purpose is to improve people’s health and well-being through meaningful innovation, in line with UN SDG 3 ‘Ensure healthy lives and promote well-being for all at all ages’. In pursuing this purpose, we act responsibly towards society and partner with our stakeholders.

We aim to be the best place to work for people who share our passion, promoting personal development, inclusion and diversity.

8.3.1Improving people’s lives

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

The Lives Improved model helps us to track our performance on a country-by-country basis in line with UN Sustainable Development Goal 3, allowing us to shape strategies to ensure healthy lives and promote well-being for all at all ages.

In 2023, Philips improved 1.88 billion lives, an increase of around 67 million compared to 2022. This increase was driven by steady growth across all segments, improved statistics and the addition of the Ambulatory Monitoring & Diagnostics (AM&D) and Clinical Data Services (CDS) business units in the Lives Improved model. From a zone perspective, we saw significant growth mainly in Latin America, Asia Pacific, Japan, Indian Subcontinent, Middle East & Turkey, and Africa.

Philips believes that improving access to healthcare requires meaningful innovation. It also requires a deep understanding of the relationship between all stakeholders and their specific needs in underserved communities. We have an additional commitment to improve the lives of 300 million people in underserved communities with our health-related products by 2025, rising to 400 million by 2030. This commitment allows us to increase our focus on those populations where we can make a positive impact by providing access to effective and affordable healthcare for those in greatest need. By combining the strengths of Philips, Philips Ventures, Philips Foundation, and its partners, we can provide better healthcare and improve health outcomes for all. In 2023, our health-related solutions improved the lives of 221 million people in underserved communities (an increase of some 20 million compared to 2022).

For more information, please refer to our Lives Improved methodology document.

Lives Improved per region/zone

The following table shows the number of Lives Improved per region/zone.

Philips Group

Lives improved per region/zone

	Lives Improved (million)	Population (million)	Saturation rate (as % of population)
APAC	132	1,023	13%
Benelux	26	30	86%
Central Eastern Europe	79	166	48%
DACH	87	101	86%
France	46	69	66%
Greater China	506	1,442	35%
Iberia	48	58	83%
IIG	47	81	58%
Indian Subcontinent	99	1,628	6%
Japan	49	125	39%
Latam	169	650	26%
META	113	1,763	6%
Nordics	21	28	74%
North America	363	372	98%
Russia, Central Asia	52	253	21%
UK & Ireland	42	73	58%

8.3.2Our organization, people and culture

2023 has been a year of change, focused on building the foundation to deliver greater impact in all we do by addressing challenges and shifting to our new operating model, whilst continuing to deliver for patients, customers and consumers. We laid the groundwork for our updated People strategy and the key pillars of growing our people, igniting our culture, simplifying how we work, and bringing oxygen to the organization through simple adaptive people processes and a focus on well-being and inclusion.

Aligned with these pillars, we continued driving the broader Talent agenda, with a strong focus on Executive Committee successor identification and development. This resulted in two internal executive appointments, our new Chief People Officer and Market Leader North America, and the appointment of two critical external executive female talents, Chief Business Leader Monitoring & Connected Care and Chief Medical Officer, further strengthening our MedTech expertise. We continued to support the development of our internal talents resulting in 33% internal mobility (vs. target 30%) and further improved our diversity ambitions with over 31% women in senior leadership. Overall, employee turnover is slightly up to 17.6% from 2022 (17.5%) and top talent has seen an increase to 12.3% from 10.2% in 2022.

In 2023, we began reinvigorating our culture using a phased approach to emphasize action over words, laying the groundwork for scaling this work in 2024. This included working on our culture through our most pressing challenges with the Philips Leadership Team and how to understand our disabling patterns as an organization so that we can begin to disrupt them. Deeper culture work was started in the businesses with specific needs, and preparations to ignite, embed and embody our culture at scale are under way. This culture work will run in parallel with our priority of scaling development for all 7,500 people leaders. Building on 2023 progress, we will enable leaders to model the skills and behaviors that align with our refreshed culture and position us to deliver results through our teams.

As a result of the shift in the operating model, we have made progress in simplifying how we work and are trending below the target headcount (69,656 actual vs. 72,295 target). Despite the amount of change in the organization, we saw an improvement in engagement scores between March and October 2023 by 5% to 73% indicating that the organization is starting to recover from the change, although the number is still below 2022 (78%) and benchmark levels.

In 2023, we gained momentum towards our strategy of becoming a more people-centric organization and we have put in place the foundations that will help us to deliver value with sustainable impact through our people.

Our culture

Our culture is crucial to meeting our goal of improving the lives of 2.5 billion people by 2030. The way we act and behave shapes our shared understanding of what is important and how we deliver. As a leader in health technology, we are on a journey to reinvigorate our culture so that we become even more people-focused, reduce complexity, and drive greater accountability to meet the needs of our patients, consumers, and customers more consistently.

We have launched a new global People strategy to accelerate this mission and significantly shape our organizational culture. This strategy rests on three pillars. Firstly, we simplify and enhance our core operations to empower employees to address pressing needs efficiently, all to prioritize patient safety and customer experience. Secondly, we focus on nurturing our workforce's skills and capabilities, adapting to the ever-evolving health technology industry. Thirdly, we instill a culture of inclusivity and belonging by integrating health, well-being, and diversity into our work practices, ensuring that every employee feels valued and connected to our shared mission. These pillars form the foundation of our talent ecosystem and reflect our commitment to fostering innovation and excellence on a global scale.

But our culture is more than words; it is also shaped by how our organization is structured. Our new operating model, implemented in 2023, defines how we work in a regulated environment to safely develop innovations that improve people's health and well-being responsibly and sustainably. We prioritize patient safety, quality, compliance, and integrity in everything we do. With this new structure, our culture-defining initiatives and programs are expected to have a greater impact as we focus on consistency and tangible action.

For example, in October we held a global Timeout for Patient Safety and Quality, where our entire company took time to reflect on how our daily work affects patient safety and quality, where we can commit to taking personal and collective responsibility, and how to create a culture centered on patients and people. Initiatives like this, along with targeted learning activities like our Clinical and Medical Learning Hub, which provides world-class clinical training and resources, contribute to making our culture ‘real’ and deliver a sense of pride for our people.

Considering the ever-changing economic, political, and health environment, we also remain flexible in our approach to how we work. We continue to adapt our hybrid model for more flexibility and collaboration, with a stronger focus on policies and programs that prioritize people and are tech-enabled for easier access and efficiency. This means we continue to:

  Embrace flexibility, making innovative choices about how and where we work, giving employees more autonomy.
  Be at our best, investing in and growing our Talent through on-going learning and development.
  Collaborate impactfully, simplifying how we work to bring additional efficiency into the organization and create opportunities to come together, build strong teams, and solve problems together.

This comprehensive and people-centric strategy – combined with our operating model and targeted interventions – is designed to transform Philips into an even more agile, high-performing organization with a thriving culture at the core.

8.3.3Workforce of the Future

Through 2023, our Strategic Priority recruitment team continued to focus on delivery of the roles most critical to the delivery of our strategy. Together, the Strategic Priority team delivered 1,427 hires within R&D, Q&R and Clinical roles at Corporate Grade 70 and above, and all Informatics roles. To further enhance our workforce of the future, Talent Acquisition delivered 20.2% of external candidates with MedTech experience.

Early Career Talent

Our Philips-wide Graduate Development Program (GDP) continues to perform well and increased from 40 participants in 2021 to 240 in 2023. The GDP lasts two years and includes two job rotations, as well as offering the graduates a comprehensive learning and development track, and access to career centers to help guide future steps. Philips also gave meaningful work experience to 1,802 interns, offering 321 of them permanent employment after their internship.

Total Workforce Strategy

We continue our Total Workforce Strategy, which considers all sources of skills, capabilities, locations and changes in the labor market in order to deliver the Workforce of the Future. Our Right Shoring & Sourcing methodology is used to implement this strategy. This methodology steers improvements in workforce composition towards the ‘right shore’ (onshore, nearshore and offshore) and the ‘right source’ (employees, contingent workers and external services). The program delivered EUR 11.4 million in savings in 2023.

In 2023 we started with the implementation of our external workforce strategy. In addition, we have been looking at how we are attracting contingent workforce talent. Direct sourcing has been expanded to 32% in the Netherlands, to 14% in the United States, and has been rolled out to India. To strengthen the way we directly source contingent workforce talent, our own Philips employer value proposition is utilized for the different Functions to attract these contingent workers.

8.3.4Diversity, Inclusion and Well-Being

As a health technology leader, we attach great importance to the health and well-being of our workforce and to creating an environment of inclusion and belonging, where all employees feel psychologically safe. Our company’s success depends on our employees feeling valued, respected, and empowered to contribute fully. We are a diverse team made up of approximately 70,000 individuals across over 100 countries, all with different backgrounds, perspectives, and experiences. We fully value and leverage these differences to ensure that creativity and innovation can flourish. Philips’ commitment towards Inclusion & Diversity is reflected in our General Business Principles and the company-wide Inclusion & Diversity Policy and Fair Employment Policy.

Representation

We continue to put in place measures to enhance representation of diverse talent at all levels within the organization, and to ensure that representation at senior management levels reflects the diversity of our stakeholders, including consumers, our customers and their patients.

To this end, in 2022, Philips restated its commitment to having 35% of senior management positions held by women, by the end of 2025. Senior management positions (including senior directors and executives) amount to approximately 1,155 employees, 363 females (31.4%), 792 males (68.6%) at the end of 2023. As of year-end 2023, we had reached our initial goal (set in 2020) of a 30% representation of women in senior management.

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

At year-end, the three members of the Board of Management remained male, with three out of 10 members of the Executive Committee being female. The Executive Committee numbers reflect a slight increase compared to 2022, where there were two women out of twelve in total, pending expected announcements of new leaders. The company generally seeks to fill vacancies by considering candidates that bring a diversity of (amongst others) gender. The selection of candidates is based on merit and there have been and may be pragmatic reasons – such as other relevant selection criteria and the availability of suitable candidates – that have impacted the achievement of our gender diversity goals.

Long-term Inclusion & Diversity ambitions are embedded in our People strategy. In our ongoing effort to increase transparency and accountability, we share data on the representation of women throughout our Businesses, Regions and Functions, including a monthly review with the Executive Committee. We closely monitor the inflow, advancement and outflow of talent, which makes it possible to customize goals and intervene where appropriate. We continue important initiatives that address unconscious bias, health and well-being, inclusion and development of underrepresented talent.

Philips Group

Gender diversity

in %

Philips Group

Generation diversity

 in %

2023
Generation Z (1997 and onwards)	11%
Generation Y / Millennials (1981 - 1996)	48%
Generation X (1965 - 1980)	33%
Baby Boomers (1946 - 1964)	8%

Philips Group

Employees by age group

Employee age group	Under 30	30 to 50	Above 50	Total
%	18	59	23	100

At Philips, we remain committed to a multi-generational workforce, as the presence of generational diversity is a key factor to foster creativity, productivity and innovation. The different life experiences of a multi-generational workforce support collaborative decision making and the inclusion of different beliefs and points of view.

Global Diversity Council

Our Global Diversity Council is comprised of 10 senior leaders representing our Businesses, Regions and Functions. The Council provides governance and oversight on diversity efforts, promotes company-wide behavior change, and communicates on progress. Additionally, every Council member is an Executive Sponsor to one of our Employee Resource Groups.

Employee Resource Groups

Employee Resource Groups (ERGs) provide an inclusive space for employees to support and care for one another, develop skills, experience meaningful cultural connections, expand their knowledge, all while strengthening relationships among the Philips community.

Philips currently has 11 ERGs globally, with over 10,000 employees participating: Able & Allies; Asian Employee Resource Group; Black Employee Resource Group; Future Leaders and Rising Employees; Latinx Employee Resource Group; Middle Eastern Employee Resource Group; Philips Empowering Parents; Philips Women Lead; Pride Network; Veterans and Family Coalition; and Neurodiversity Network.

Health & Well-being

In 2023, we evolved our (mental) health and well-being framework to incorporate two additional pillars of well-being – career and environmental – enhancing our holistic approach and integrating global and local programs. We continued to address mental health by further rolling out the Employee Assistance Program (EAP).

We grew our Mental Health Champion program to 250 Champions across the globe, providing accredited training for peer-to-peer confidential support. We developed Compassionate leadership training for all our people managers, as well as encouraging dialogues around self-care, building trust and resilience. We also launched a Manager Mental Health toolkit, complemented by training sessions.

Along with International Women’s Day and PRIDE, Philips also recognized World Health Day and World Mental Health Day, with a variety of virtual mental well-being sessions and resilience practices that engaged employees across our Regions. In collaboration with Philips University, the Philips Energy Management well-being program was further extended across the organization.

Building capability

In 2023, we deployed bias training to all recruiters, continued the learning journey for employees with a focus on emotional wellness, and launched a learning series for all employees called Learn With Us, where we featured Diversity, Inclusion and Well-being best practices from across the globe.

External awards

Many stakeholders, including customers and potential partners and employees, view third-party assessments as objective indications of the strength of our commitment. Awards received in 2023 included Forbes Best Employers for Women, Forbes Best Employers for Diversity, and Forbes Best Employers in Texas.

External partnerships

As we continue to focus on integrating inclusion, belonging and equity into the employee experience, we see value in partnering with diverse professional network organizations and job boards to sharpen our focus on the development and retention of our internal diverse talent and increasing representation of diverse talent across our organization. In 2023, we renewed a partnership with the National Black MBA Association and introduced partnerships with the National Sales Network, Circa and Mogul.

8.3.5Employee engagement

We continue to keep a close pulse on our employee sentiment through our bi-annual Employee Engagement Survey. Amidst the changes across the company, our Employee Engagement Survey (EES) saw an extremely high response rate of 73%, which means that almost 50,000 employees participated.

In 2023, average employee engagement scores decreased to 73% – lower than the Fortune 500 benchmark. The decrease in employee engagement scores, specifically in the first half of the year, did not come as a surprise, as we announced employee reductions and organizational changes in January and many of our employees were (pre-) informed of how they would be impacted. There was significant improvement (5 percentage points) in the EES scores in the second half of the year, as the employees settled within the new organization structure.

Philips Group

Employee Engagement Index

	2021	2022	2023
Favorable	79%	77%	73%
Neutral	14%	15%	17%
Unfavorable	7%	8%	10%

In a changing environment, we listened actively to our employees to provide them with greater clarity on future direction and enable them to proactively deal with change to meet our customer and patient needs. In 2023, we introduced specific sessions around Patient Safety and Quality. We saw that our employees feel comfortable reporting a patient safety or quality concern, while some employees feel that we can learn more from reviewing quality and regulatory events, and that there is an opportunity to improve training and recognition on these topics. This is critical given the culture of people- and patient-centricity that we aspire to.

Using the Customer Experience Index, we look at how well employees think we focus on customer needs. These inputs are actively exchanged with the Customer Experience team.

Our employee engagement is primarily driven by a clear understanding of our customer needs and delivering on commitments that we make to each other. The results of the EES indicate that employees feel they can be themselves and have trusting relationships at work. Another significant factor driving engagement is our high scores on the Inclusion & Diversity index, which remains above the industry benchmark.

8.3.6Employment

The total number of Philips Group employees was 69,656 at the end of 2023, compared to 77,233 at the end of 2022, a decrease of 7,577 FTEs.

On January 30, 2023, we launched a multi-year plan to create value with sustainable impact. Part of this plan is to improve performance and simplify our way of working to improve our agility and productivity. This includes the difficult, but necessary reduction of our workforce by around 6,000 roles globally by 2025. This is in addition to the 4,000 reductions announced in 2022. As we went through this change, we did it with the utmost care and respect for our people, with a strong focus on supporting those who were directly impacted by the reductions in finding a new role.

Subject to local country legislation, our support offers include:

  Social Plan or respective severance policy
  Outplacement services and support through our Employee Assistance Program
  Work placement agency, where applicable, for Employment-to-Employment support
  Redeployment – where possible – as applicable by local legislation and in the context of the hiring restrictions

Philips Group

Employees per segment

in FTEs at year-end

	2021	2022	2023
Diagnosis & Treatment	29,094	30,335	28,397
Connected Care	21,047	19,241	17,549
Personal Health	10,134	9,319	9,085
Other	17,913	18,337	14,626
Philips Group	78,189	77,233	69,656

Philips Group

Employment

in FTEs

	2021	2022	2023
Balance as of January 1	75,001	78,189	77,233
Consolidation changes:
Acquisitions	2,594	87	27
Divestments	(744)	(33)	(353)
Other changes	1,338	(1,010)	(7,251)
Balance as of December 31	78,189	77,233	69,656

Geographic footprint

Approximately 56% (2022: 58%) of the Philips workforce is located in Mature geographies and 44% (2022: 42%) in Growth geographies. In 2023, the number of employees in Mature geographies decreased by 5,392. The number of employees in Growth geographies decreased by 2,184.

Philips Group

Employees per geographic area

in FTEs at year-end

	2021	2022	2023
Western Europe	19,775	19,297	16,900
North America	21,807	20,618	18,094
Other mature geographies	4,683	4,576	4,105
Mature geographies	46,265	44,491	39,099
Growth geographies	31,923	32,742	30,558
Philips Group	78,189	77,233	69,656

Employee turnover

In 2023, employee turnover amounted to 17.6%, of which 9.5% was voluntary, compared to 17.5% (11.1% voluntary) in 2022. External benchmarks show that our voluntary employee turnover remains in line with similar-sized companies, and that we are reasonably successful in retaining our employees.

Philips Group

Employee turnover 2023

in number of employees

	Staff	Professionals	Management	Executives	Total
Female	2,935	2,261	237	19	5,452
I choose not to self-identify		1			1
Male	2,583	3,676	527	50	6,836
Philips Group	5,518	5,938	764	69	12,289

Philips Group

Employee turnover 2023

	Staff	Professionals	Management	Executives	Total
Female	23.1%	16.8%	17.9%	26.8%	19.7%
I choose not to self-identify		6.3%			3.9%
Male	18.7%	14.5%	18.3%	23.4%	16.1%
Philips Group	20.8%	15.2%	18.1%	24.3%	17.6%

Philips Group

Voluntary turnover 2023

	Staff	Professionals	Management	Executives	Total
Female	11.9%	9.6%	7.5%	9.9%	10.6%
I choose not to self-identify		6.3%			3.9%
Male	11.1%	7.8%	7.1%	6.1%	8.8%
Philips Group	11.5%	8.4%	7.2%	7.0%	9.5%

The rate of employee turnover reported, is calculated in headcount as a monthly average across the reporting period.

8.3.7Equal opportunities and equal pay

As a company, Philips is committed to remunerating equal pay for equal work. We ensure that all employees are compensated fairly and without inequity based on gender, race, or any other characteristic protected by law.

A pay equity review is a crucial process that reflects our commitment to fostering fairness, equality, and transparency within our organization. Annually, Philips conducts a comprehensive analysis of its compensation structure to ensure that all employees are remunerated fairly for their skills, experience, and contributions, regardless of human characteristics that can lead to potential biases. The systematic measurement of gender pay gaps within Philips is an integral aspect of our operational practices. This commitment ensures that we not only provide equal opportunities, but also uphold fairness in compensation for the work undertaken by our diverse workforce. This dedication to transparency and proactive correction reflects our overarching commitment to fostering an environment of equality and inclusivity within the company.

In alignment with our global ethos, many countries in which Philips operates have already embraced the practice of regular pay equity reviews over several years. Notable examples include Australia, the United Kingdom, Sweden, India, and certain states within the United States. This demonstrates our unwavering dedication to upholding the principles of equity and inclusivity on a global scale. When an unexplained gap is brought to light, immediate actions are taken to rectify the situation. Furthermore, Philips is committed to understanding the underlying factors contributing to these unexplained gaps, and formulating proactive measures to prevent such occurrences in the future.

Specifically focusing on the United States, Philips embarked on a significant initiative in the form of a company-wide Pay Equity & Transparency Project starting in 2022 and culminating in 2023. This project builds upon the successful groundwork laid during pay equity reviews at the state level in the US. The objective has been to create a comprehensive and standardized approach to pay equity and pay transparency, ensuring that all employees across the US are remunerated fairly, in accordance with their skills and responsibilities. All US employees have the right to request pay transparency and understand their position against peers, which is over and above the current legislative requirements.

The Pay Equity Project is a testament to our commitment to not only meeting but exceeding legal and regulatory requirements. By proactively addressing pay equity concerns, we aim to create an inclusive work environment that fosters diversity and promotes equal opportunities for everyone within the organization. This initiative reinforces our belief that fair compensation is not only a legal obligation but a fundamental ethical responsibility that contributes to the overall success and sustainability of our company.

Through this proactive approach, we strive to set an industry standard for pay equity, demonstrating that a commitment to fairness and equality is not only beneficial for our employees but also the long-term success and reputation of Philips as a global leader in innovation and healthcare solutions.

8.3.8Living wage

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

Based on the Living Wage analysis conducted in 2023, all Philips employees received wages and benefits that are consistent with at least the minimum Living Wage standard for an individual. Furthermore, approximately 97% of Philips employees received wages and benefits that are consistent with at least the minimum Living Wage standard for a family (based on reference data and guidance from Wage Indicator).

8.3.9Health and Safety

In 2023, the safety of our employees remained paramount. As the COVID-19 pandemic continued the endemic phase, the centralized controls put in place during the pandemic were relaxed in line with local governments’ advice. As Philips resumed normal operations, office occupancy started to rise, and business travel restarted. However, critical control measures were maintained. Philips has emerged from the pandemic with a good record of management and control that restricted the impact of the pandemic on employees and the wider business operations.

At Philips, we strive for an injury-free and illness-free work environment. Since 2016, the Total Recordable Cases (TRC) rate has been defined as a Key Performance Indicator (KPI). A TRC is a case where an injured employee is unable to work for one or more days, has medical treatment, or sustains an industrial illness. We set yearly TRC targets for the company, businesses and industrial sites.

We recorded 172 TRCs in 2023, the same as in 2022. While our workforce decreased in 2023, the TRC rate increased from 0.23 per hundred FTEs in 2022 to 0.24 in 2023.

In 2023 we recorded 90 Lost Workday Injury Cases (LWIC). These are occupational injury cases where an injured person is unable to work for one or more days after the injury. This represents a 9% increase compared with 81 in 2022. The LWIC rate increased to 0.12 per 100 FTEs in 2023, compared with 0.11 in 2022. The number of Lost Workdays caused by injuries decreased by 1,471 days (37%) to 2,549 days in 2023.

8.3.10Human rights

Philips strongly believes that companies have both the responsibility to respect human rights and the ability to protect them. Philips’ Human Rights Policy, General Business Principles, Supplier Sustainability Declaration and other relevant policies detail how Philips respects human rights, in line with the International Bill of Human Rights and the International Labor Organization’s Declaration on Fundamental Principles and Rights at Work.

In this regard, Philips follows the guidance given in the UN Guiding Principles on Business and Human Rights and the Organization for Economic Co-operation and Development (OECD) Guidelines for Multinational Enterprises. Philips has also been a signatory to the UN Global Compact since 2007. Philips’ Board of Management is responsible for strategy and oversight of all company activities across the three ESG dimensions, including human rights. The Board also monitors progress and takes corrective action where needed.

In addition, a cross-functional project team, comprised of a Human Rights Manager and professionals from several business functions, is in place to drive several human rights initiatives. The project team is overseen by the Human Rights Steering Committee, consisting of senior leaders from Operations, Legal, Human Resources and Sustainability.

In 2023, we continued to develop our due diligence strategy by conducting Human Rights Impact Assessments (HRIA). Philips conducted Human Rights Impact Assessments (HRIAs) at its sites in Pune (India) and Varginha (Brazil), living up to its commitment of conducting HRIAs at 100% of its at-risk sites by 2023. Philips intends to monitor the progress and findings from these sites and take them on a continuous improvement journey regarding human rights topics.

Although the Human Rights Impact Assessment of selected sites is primarily focused on Philips own operations, a derived deep-dive approach for certain suppliers has been rolled out since 2022. For 8 suppliers, a focused assessment on human rights was conducted, compared with the broader Supplier sustainability assessment approach which covers sustainability more holistically and is detailed in Supplier sustainability.

Our Human Rights Report contains detailed information regarding our progress, targets, and plans for continuous improvement.

8.3.11Supplier sustainability

Philips’ purpose to improve people’s health and well-being extends throughout our value chain. At Philips, we have a direct business relationship with approximately 4,900 product and component suppliers and 16,100 service providers. Our supply chain sustainability strategy is evaluated annually through a structured process, combined with multi-stakeholder dialogues. From this, we have developed multiple ESG programs aimed at driving sustainable improvement. These programs cover compliance with our policies, improvement of our suppliers’ sustainability performance, our approach towards responsible sourcing of minerals, and reducing the environmental impact of our supply base. Supplier engagement in these programs is driven by screening ESG opportunities and risks, evaluating materiality and impact along the lines of material, industry, and geographical characteristics.

Procurement and supplier information sessions are scheduled on an ongoing basis. During these sessions, our supplier ESG expectations are shared and clarified. Training courses are organized to support suppliers in meeting those expectations. In addition, suppliers are supported in improving their ESG performance via individual training. Where data is available, suppliers are informed on their performance compared to industry peers, and best practices are shared, and their adoption encouraged. During the sourcing process, supplier ESG indicators are evaluated. In addition to minimum requirements set out in our Code of Conduct, suppliers with a better ESG performance are considered favorably.

Supplier sustainability compliance

Two core policy documents form the basis of our supplier sustainability compliance approach: the Supplier Sustainability Declaration and the Regulated Substances List.

Supplier Sustainability Declaration (SSD)

The SSD sets out the standards and behaviors Philips requires from its suppliers. The SSD is based on the Responsible Business Alliance (RBA) Code of Conduct, in combination with several additional Philips-specific expected behaviors. The Code is in alignment with the UN Guiding Principles on Business and Human Rights and key international human rights standards, including the ILO Declaration on Fundamental Principles and Rights at Work and the UN Universal Declaration of Human Rights. It covers topics such as Labor, Health & Safety, Environment, Ethics, and Management Systems. The RBA is the world’s largest industry coalition dedicated to responsible business conduct in global supply chains. As a Regular member of the RBA, Philips is required to commit publicly to the RBA Code of Conduct and actively pursue conformance to the Code and its standards, which must be regarded as a total supply chain initiative.

Regulated Substances List (RSL)

The RSL specifies the chemical substances regulated by legislation. Suppliers are required to follow all the requirements stated in the RSL. Substances are marked as restricted or declarable.

All suppliers are required to commit to the SSD and RSL. Through integration of a Sustainability Agreement in our purchasing agreements, suppliers declare compliance to both the SSD and RSL. Upon request, they provide additional information and evidence.

Supplier Sustainability Performance (SSP) – 'Beyond Auditing'

In 2016, Philips first piloted its 'Beyond Auditing' approach to engage suppliers on ESG matters, with a focus on:

  a systematic approach to improve the sustainability of our supply chain through continuous improvement against a set of recognized and global references collaboration, increased transparency, clear commitments, and ensuring suppliers meet the agreed targets encouraging our suppliers, industry peers and cross-industry peers to adopt our approach

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

Supplier classification

Supplier selection for the program is based on significance. Significance of suppliers is determined through an assessment of the supplier’s associated ESG risks and opportunities, including material, industry, and geographical characteristics, as well as annual spend. In 2023, 152 of our suppliers were considered significant. After this initial assessment, the engagement strategy is tailored based on the suppliers’ current performance in terms of sustainability.

Philips Group

Significant suppliers - tier 1

2023
Number of suppliers	152
Spend as percentage of total	20%

There are four different engagement approaches: BiC (Best in Class), SSIP (Supplier Sustainability Improvement Plan), DIY (Do It Yourself) and PZT (Potential Zero Tolerance). The PZT status is a temporary status and requires immediate attention and action. Depending on the categorization, suppliers are engaged in different ways to improve their sustainability performance through agreed improvement plans.

If a (Potential) Zero Tolerance is identified, immediate action is taken. If the requested additional information and evidence lead to the conclusion that there is no structural Zero Tolerance, the supplier’s status will be changed and the supplier will go back to the original track in the program. If the conclusion gives rise to a structural Zero Tolerance, the supplier is required to:

  propose a corrective action plan to mitigate and/or resolve the identified Zero Tolerance(s)
  commit to structurally resolving the Zero Tolerance
  provide regular updates and evidence
  avoid quick-fixing

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

Our 2023 results

In 2023, five zero tolerances were found across the following categories: health and safety, labor, and environmental impact. All five cases were successfully closed in 2023 after confirmation of completion of the corrective action plan. One zero tolerance, found in the last quarter of 2022, has also been closed during 2023.

Philips measures the impact of SSP engagements through the number of lives improved in the supply chain. This is derived from the improvements that suppliers make in their performance. To determine improvements, we calculate the pro rata change in performance from one year to the next.

Philips Group

Lives improved in the supply chain

 in thousands of Lives

	2021	2022	2023
Lives improved in the supply chain	430	459	723

In 2023, the overall year-on-year improvement in performance was 37% for suppliers that received their first re-assessment in 2023. The number of employees impacted (first and second tier) suppliers participating in the SSP program was approximately 723,000. This figure includes suppliers assessed in the last three years, for which the supplier has communicated their number of employees via the self-assessment questionnaire, which was validated during the on-site assessment. For those workers, labor conditions improved, the risk of serious injury reduced, and the negative environmental impact of suppliers was brought down. This includes the workers at suppliers of the Domestic Appliances business, for which Philips continued the sustainability engagement. For a detailed break-down of percentage improvements realized by active suppliers in the past year, by comparing the assessment in 2023 to their previous assessment, refer to the following table.

Philips Group

SSP 2023 performance: pro-rata improvements

in %

Topics	Policy	Procedures	Implementation	Management responsibility	Communication	Risk control	Target-setting & tracking	Corrective action approach	Supplier management
Environment	2%	7%	-2%	10%	2%	23%	15%	10%	-8%
Health and Safety	11%	11%	16%	0%	6%	10%	11%	21%	4%
Business Ethics	11%	20%	9%	-4%	26%	21%	33%	26%	1%
Human Capital	13%	13%	19%	11%	7%	4%	10%	12%	-2%

Categories which showed the biggest improvement are:

  Risk control and Target setting and tracking of Environmental topics: improving the audit process to periodically assess conformance, including compliance with applicable laws and regulations pertaining to environmental topics, as well as the target setting and tracking on topics such as Greenhouse Gas Emissions.
  Implementation and Corrective action approach of Health & Safety topics: improving working conditions of workers in the value chain, including corrective action approaches where applicable.
  Business Ethics, especially in the domains of communication, target setting and corrective actions.
  Implementation for Human Capital: improving the approach to implement policies and procedures into formal records for the supplier's human capital system.

In 2023, 158 suppliers were added to the SSP program (compared to 47 added in 2022). Of the population of suppliers that entered the program in the years before 2023 and have been assessed at least once in the past three years, 392 suppliers were still active in 2023 (compared to 249 in 2022). The combined group represents 77% of our significant suppliers who are in the program.

As part of our commitment to improve the lives of 1 million workers in the supply chain by 2025, we increased our engagement with second-tier suppliers. By teaming up with Tier 1 suppliers in conducting the assessment, Philips has supported in building ESG supplier management skills. In 2023, 110 second-tier suppliers entered the program, resulting in a total number of 138 second-tier suppliers engaged with in the last three years.

Additional progress made in 2023

Philips is actively applying the latest insights in data science and machine learning methods to make the SSP program more efficient. Through the use of reference data collected over 1,600 assessments in the past years, Philips is working towards integrating maturity and improvement predictions in the program. This is expected to support us in determining the sustainability maturity of suppliers, while also increasing the effectiveness of our supplier improvement approach.

On an annual basis, Philips experts organize quality trainings in the sustainability area for suppliers in the scope of the SSP program.

Responsible sourcing of minerals

The supply chains for minerals are long and complex. Philips does not source minerals directly from mines as there are typically 7+ tiers between end-user companies like Philips and the mines where the minerals are extracted. The extraction of minerals can take place in conflict-affected and high-risk regions, where mining is often informal and unregulated, and carried out at artisanal small-scale mines (ASM). These ASMs are vulnerable to exploitation by armed groups and local traders. Within this context, there is an increased risk of severe human rights violations (forced labor, child labor or widespread sexual violence), unsafe working conditions or environmental concerns.

Philips addresses the complexities of minerals supply chains through a continuous due diligence process, combined with active participation in multi-stakeholder initiatives to promote the responsible sourcing of minerals.

Conflict minerals due diligence

Each year, Philips investigates its supply chain to identify smelters of tin, tantalum, tungsten and gold in its supply chain and we have committed to not purchasing raw materials, sub-assemblies, or supplies found to contain conflict minerals.

Philips applies collective cross-industry leverage through active engagement via the Responsible Minerals Initiative (RMI). RMI identifies smelters that can demonstrate, through an independent third-party audit, that the minerals they procure are conflict-free. In 2023, Philips continued to actively direct its supply chain towards these smelters.

The Philips Conflict Minerals Due Diligence framework, measures and outcomes are described in the Conflict Minerals Report that we file annually to the US Securities and Exchange Commission (SEC). The conflict minerals report is also publicly available on Philips’ website. Philips fully supports and complies with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance).

Each year, we work with our suppliers on the quality of their due diligence reporting by setting minimum criteria for the Conflict Minerals Reporting Templates (CMRT). For the 2023 Conflict Minerals Report, Philips significantly strengthened the acceptance criteria for CMRTs as it intensified the required due diligence performed by suppliers towards the use of smelters of high concern. In addition, we strive to reduce the number of non-identified smelters. As a result, the percentage of CMRTs that satisfied minimum acceptance criteria has decreased by 13 percentage points.

Philips Group

Conflict Minerals Due Diligence results

Key performance indicator	2021	2022	2023
Response rate of suppliers (%)	99%	95%	95%
CMRTs that reached minimum acceptance criteria (%)	84%	78%	65%
Non-listed smelters in our supply chain (#)	0	0	0
Cobalt

Philips has performed due diligence on cobalt since 2019. We use cobalt predominantly in lithium-ion batteries. As part of this initiative, we engaged suppliers that provide materials containing cobalt. In 2023, we again reached a 100% response rate (2022: 100%).

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

EPRM is an accompanying measure to the EU Conflict Minerals Regulation dedicated to making real change ‘on the ground’. Through EPRM, Philips supports activities to improve responsible mining practices in mining areas in CAHRAs and shares our knowledge and practice in conducting due diligence. Since 2018, Philips has actively participated in several working groups focused on strengthening the responsible production of minerals, as well as improving responsible sourcing practices.

Supplier decarbonization program

Since 2003, Philips has looked at ways to improve the environmental performance of its suppliers. When it comes to climate change, we have adopted a multi-pronged approach: reducing the environmental impact of our products, committing to carbon neutrality in our own operations, and engaging with our supply chain to reduce their carbon footprint. Through initiatives such as the CDP supply chain program, Philips motivates its suppliers to disclose emissions, embed board responsibility on climate change, and actively work on reduction activities.

In October 2021, during COP26, Philips announced its target to have at least 50% of its suppliers (based on spend) committed to science-based targets for carbon reduction by 2025.

Philips Group

% of suppliers committed to science-based targets

	2021	2022	2023
% of suppliers committed to Science Based Targets	28%	41%	46%

We consider suppliers to have committed to science-based targets when this is communicated via the Science Based Targets initiative (SBTi), the suppliers' CDP disclosures, or public websites and announcements (on a 'Science Based Target', 'Net Zero Target', or equivalent). Multiple activities have been deployed to help us achieve this climate target. We consider spend to be relevant if it relates to product and component suppliers and relevant service providers, like logistics and information technology suppliers.

CDP engagement: Since 2011 we have been partnering with CDP Supply Chain, through which we invite suppliers to disclose their environmental performance and carbon intensity. In 2023, there was a response rate of 93% (2022: 85%). With 500 of our biggest suppliers included in the CDP engagement program in 2023, CDP confirmed Philips is in the top tier in terms of its supplier engagement coverage.

Of the group that responded, 60% engaged in emission-reduction initiatives (2022: 59%). In addition, 48% committed to carbon emission targets (2022: 47%). In the 2023 survey, our suppliers reported 14 million metric tonnes CO2 savings from improvement projects undertaken in 2023.

Philips Group

Supplier response rate to CDP questionnaire

	2021	2022	2023
Supplier response rate to CDP questionnaire	87%	85%	93%

Data-driven insights: Through accurate data insights, Philips’ buyers are enabled to consider climate action in their supplier selection. In 2023, 46% of our purchases (in spend) were made at suppliers that have committed to science-based CO2 reduction targets.

Capability building: We support suppliers in advancing their company approach to climate action, offering guidance that is tailored to their climate action maturity. In 2023, we further grew the offering of tailored feedback and guidance for 80% of our suppliers to support their growth in capabilities and help improve their approach.

Opportunities for decarbonization: Through on-site assessments we identify energy efficiency opportunities that enable our suppliers to make cost-effective carbon reductions. Our team calculates for the supplier what the cost impact would be, and also the return. In 2023, 19 on-site assessments took place, which resulted in tailored plans for improvement.

8.3.12Total tax contribution

To fulfill our company purpose, a responsible tax approach is required. We fully acknowledge our societal role when it comes to paying taxes in the geographies where value is created. We consider our tax payments as a contribution to the communities in which we operate, and part of our social value creation.

Our Approach to Tax sets the standard for our conduct, by which individual employees, the company and its subsidiaries must abide. We consider tax in the context of the broader society, inspired by our stakeholder dialogues, global initiatives of the Organization for Economic Cooperation and Development and United Nations, human rights, international tax laws and regulations, and relevant codes of conduct.

Under the ultimate responsibility of the Board of Management, the Chief Financial Officer annually reviews, evaluates, approves and where necessary adjusts Philips’ approach to tax. Part of our approach is to acknowledge the importance of transparency in respect of our tax contributions. Philips supports and participates in transparency initiatives such as the Dow Jones Sustainability Index (DJSI) and the Tax Transparency Benchmark of the Dutch Association of Investors for Sustainable Development (VBDO). The Tax Transparency Benchmark is a study conducted by the VBDO on tax transparency practices among Dutch and European listed companies. The 2023 benchmark assessed the tax transparency practices of 51 Dutch companies and 65 listed companies from Belgium, Denmark, France, Germany, Italy, Spain, and Sweden. Philips scored the maximum achievable 40 points. The jury noted our comprehensive Country Activity and Tax Report 2022, which explicitly linked to the GRI 207 Tax Standard and included information on environmental and social factors. Furthermore, the jury commended Philips for the clear description of the role taxes play within its value creation model. In addition, Philips scored a top score (100 out of 100) in the Tax Strategy section of the 2023 Dow Jones Sustainability Index.

Since 2020, we have been providing certain voluntary disclosures about taxes paid and collected in the countries in which we operate. The 2023 Country Activity and Tax Report is published on our website, in addition to, and simultaneously with the disclosures on tax included in this Annual Report.

Philips has a Tax Control Framework in place that forms part of its standard set of Internal Controls over Financial Reporting (ICFR). Philips' tax position is therefore reflected in its financial statements and covered by the Board of Management's report on ICRF and its conclusion regarding the effectiveness thereof, as referred to in the section Risk management and internal control.

Philips also endorses the ambitions expressed in the Tax Governance Code published by Dutch employers' organization VNO-NCW. We comply with the principles prescribed in the Code, available at www.vno-ncw.nl/taxgovernancecode, and we have touched upon the elements of this code in our Country Activity and Tax Report.

In 2023, Philips contributed to the communities where we operate through taxes paid (e.g. corporate income tax) and taxes collected (e.g. VAT). Philips' total tax contribution in 2023, amounting to EUR 3,051 million, is presented by tax type in the following table. Please refer to our 2023 Country Activity and Tax Report for more details.

Philips Group

Total contribution 2023 per tax type

in millions of EUR

	Corporate income tax paid	Customs duties	VAT1)	Payroll tax	Other taxes	Total
Western Europe	(17)	9	206	844	66	1,107
North America	(31)	38	123	721	8	859
Other mature geographies	35	3	77	116	1	232
Growth geographies	65	77	332	340	40	853
Philips Group	52	127	737	2,021	115	3,051
1)Includes VAT, GST and sales tax.

8.3.13Philips Foundation

Stichting Philips Foundation, an independent foundation organized under Dutch law, is a registered charity established in 2014. In 2023, Royal Philips supported Philips Foundation with a contribution of EUR 6.7 million and provided the operating staff as well as the expert assistance of skilled volunteers in the execution of the Foundation’s programs.

Philips Foundation’s mission is to reduce healthcare inequality by providing access to quality healthcare for underserved communities through meaningful innovation. It does this through the provision and application of Philips’ healthcare expertise, innovation power, talent and resources and by financial support. Together with key partners around the globe (NGOs, academic partners, entrepreneurs), Philips Foundation seeks to identify challenges where a combination of healthcare technology expertise and partner experience can be used to create meaningful solutions that have a positive impact on people’s lives.

Philips Foundation works in projects (grant-based) and through impact investments (loans and equity). The instrument depends on the status and self-sustainability of the respective healthcare technology in serving the more disadvantaged communities.

8.3.14Working with stakeholders and advocacy

Our stakeholder engagement is closely aligned with the company’s purpose to improve people’s health and well-being through meaningful innovation. One of our key ESG commitments is to be transparent about our plans, activities, targets, results and contributions to society, and to engage with shareholders, customers, business partners, governments and regulators through a variety of platforms. The purpose of our engagement efforts is to pursue and foster an open, meaningful, effective, and informed dialogue regarding our activities and our internal and external stakeholders’ needs, concerns and expectations. Please refer to the Philips Stakeholder Engagement Policy available at our website.

The purpose of our advocacy efforts is to contribute to policy development and legislative processes and to support business opportunities in the areas relevant to Philips and its businesses, for example: health system resilience policies and investment plans; ESG, in particular on climate, circularity and green procurement; and Digital Health, such as AI, data protection, interoperability, cybersecurity, and technological sovereignty.

In organizing ourselves around customers and markets, we conduct dialogues with our diverse stakeholders in order to explore common ground for addressing societal challenges, building partnerships and jointly developing supporting ecosystems for our innovations around the world. We derive significant value from our stakeholders across all our activities and engage with, listen to and learn from them. Working in partnerships is crucial to delivering on our purpose to improve people’s health and well-being through meaningful innovation. We incorporate feedback on specific areas of our business into our planning, actions, targets, policies and disclosures. In addition, we participate in meetings and task forces as a member of organizations including the World Economic Forum, WBCSD, Responsible Business Alliance (RBA), EFRAG, Dutch Sustainable Growth Coalition, the Ellen MacArthur Foundation, European Round Table for Industry, Platform for Accelerating the Circular Economy (PACE) and the European Partnership for Responsible Minerals.

Furthermore, we engage with the leading Dutch labor union (FNV) and a number of NGOs, including Enough, GoodElectronics, the Chinese Institute of Public and Environmental Affairs, UNICEF, Amnesty International, Greenpeace, Friends of the Earth, and WageIndicator. We also engage with a variety of investors, analysts, institutional advisory and other organizations, such as Eumedion, ISS, Glass Lewis, VEB and VBDO. Please also refer to Investor information.

In addition to our many stakeholder engagement sessions, our sustainability e-mail account (philips.sustainability@philips.com) enables stakeholders to share their issues, comments and questions, also about this Annual Report. The following table provides a non-exhaustive overview of our stakeholder engagement, which is also used for our materiality analysis.

Stakeholder engagement overview (non-exhaustive)
	Stakeholders	Processes	Results
Employees	European Works Council Local Works Councils Individual employees	Regular meetings, quarterly Employee Survey, employee development process, quarterly update webinars. For more information, refer to Social performance Regular mail updates, team meetings, webinars	Engaged and informed employees, action plans, policies
Customers	Hospitals Retailers Consumers	Joint (research) projects, business development, Lean value chain projects, strategic partnerships, consumer panels, Net Promoter Scores, Philips Customer Experience Centers, Philips Customer Care centers, Training centers, social media	New technologies and processes, Frustration Free Packaging solutions, green consumer propositions, Life Cycle Analysis of products, EU Product Environmental Footprint pilots
Suppliers	Chinese suppliers in the Supplier Development program Randstad, Lenovo	Supplier development activities (including topical training sessions), supplier forums, supplier website, participation in industry working groups like COCIR and RBA. For more information, refer to Supplier sustainability.	Supplier improvement projects, supplier commitments to Science Based Targets to reduce CO2 emissions, joint projects
Governments, municipalities, etc.	European Commission US government Chinese government	Topical meetings, research projects, policy and legislative developments, business development, multi-stakeholder projects.	Feedback on proposed legislation, investment plans, transition plans to a circular and low carbon society
NGOs	UNICEF, International Red Cross Friends of the Earth, Greenpeace	Topical meetings, multi-stakeholder projects, joint (research) projects, innovation challenges, renewables projects, social investment program and Philips Foundation.	Projects to increase access to care in underserved communities, action plans, policies
Investors	Mainstream investors ESG investors Investor platforms	Webinars, roadshows, capital markets day, Investor relations and Sustainability accounts	Green and Sustainability Innovation Bonds, visits to Philips Customer Experience Centers

8.4Governance

8.4.1Corporate governance

Koninklijke Philips N.V. (Royal Philips), a company organized under Dutch law, is the parent company of the Philips group. Royal Philips has a two-tier board structure consisting of a Board of Management and a Supervisory Board, each of which is accountable to the General Meeting of Shareholders for the fulfillment of its respective duties. The Board of Management is entrusted with the management of the company. The other members of the Executive Committee have been appointed to support the Board of Management in the fulfilment of its managerial duties. See the chapter Corporate governance of this Annual Report, where the company addresses the main elements of its corporate governance structure, reports on how it applies the principles and best practices of the Dutch Corporate Governance Code, and provides other information required under Dutch law.

Under the chairmanship of the President/Chief Executive Officer (CEO) and supported by the other members of the Executive Committee, the members of the Board of Management drive the company’s management agenda and share responsibility for the continuity of the Philips group, focusing on sustainable long-term value creation. In fulfilling their duties, the members of the Board of Management and Executive Committee are guided by the interests of the company and its affiliated enterprise, taking into account the interests of its stakeholders.

The Supervisory Board supervises the policies, management and general affairs of Philips, and assists the Board of Management and the Executive Committee with advice on general policies related to the activities of the company, including setting and executing the strategy of the Philips Group.

Philips’ strategy, and the way it has been developed by the Board of Management under the supervision of the Supervisory Board, clearly integrates the company’s impact in the field of sustainability, including the effects on people and the environment. The Board of Management regularly convenes on ESG matters with other Executive Committee members (the Chief Operating Officer, the Chief Strategy & Innovation Officer, the Chief Human Resources Officer, the Chief Business Leader Precision Diagnosis and the Chief International Markets Market Leader) and certain functional executives. Together they define Philips’ ESG strategy, commitments, programs, targets and policies, they monitor and evaluate progress and take corrective action where needed. Progress on ESG is reported on a quarterly basis to the Audit Committee of the Supervisory Board, which assist the Supervisory Board in fulfilling its oversight responsibilities for the integrity and quality of the company’s sustainability statements,

ESG is also embedded in our core business processes, like innovation (EcoDesign), sourcing (Supplier Sustainability Program), manufacturing (Sustainable Operations), logistics (Green Logistics) and programs like the Circular Economy initiative.

8.4.2Philips Operating Model

Our operating model integrates key aspects of how we operate – from our strategy, structure & governance, policies, processes, systems & data, to our people & culture and performance management.

In 2023 we continued the process of simplifying the way we work to drive clear accountability and agility, and to unlock significant productivity and margin gains. This simplification – with end-to-end accountable businesses supported by a much leaner Group layer and strong Regions, together with a strengthened culture of patient- and people-centricity, innovation impact and clear accountability – is a primary enabler to create value with sustainable impact.

It is designed to help us to fulfill our purpose of improving the health and well-being of billions of people and ensure the highest standards of quality and integrity in everything we do.

8.4.3Risk management and internal control

The company’s risk management and internal control framework forms an integral part of the Philips business planning and performance review cycle. The purpose of our risk management is to identify and analyze the risks Philips faces in executing its strategy and activities, to set the risk appetite of the company, to take appropriate risk responses and to monitor its effectiveness. The objective of internal control is to maintain integrated management control of the company’s operations, reporting, and safeguarding compliance with applicable laws and regulations. As part of its internal control framework, Philips has implemented a standard set of Internal Controls over Financial Reporting (ICFR). Key elements of our framework include (but are not limited to) our General Business Principles, our corporate governance, authorization structures, our policy framework and internal reporting structures. Furthermore, it comprises various frameworks to help manage and control risk in line with our risk appetite. These frameworks include (but are not limited to) our Enterprise Risk Management framework (refer to Risk management), and other management systems and frameworks relevant to specific risk areas such as patient safety and quality, health & safety, environmental, tax, business continuity, information security and privacy. Please refer to Risk management for a more detailed description of Philips’ approach to risk management and more information on the risk factors that have been identified, and the risk responses that help to manage such risks in accordance with the relevant level of risk appetite.

Together with Philips’ established accounting procedures, our ICFR is designed to provide reasonable assurance that assets are safeguarded, that the books and records properly reflect transactions necessary to permit preparation of financial statements, that policies and procedures are carried out by qualified personnel, and that published financial statements are properly prepared and do not contain any material misstatements. With respect to financial reporting, a structured self-assessment and monitoring process is used company-wide to assess, document, review and monitor compliance with ICFR.

Each year, management’s accountability for ICFR is evidenced through the formal certification statement sign-off. Any deficiencies noted in the design and operating effectiveness of ICFR that were not completely remediated are evaluated at year-end by the Board of Management and the outcome reported to the Supervisory Board. The Board of Management’s report on ICFR, including its conclusions regarding the effectiveness thereof and its statement on compliance with section 404 of the US Sarbanes-Oxley Act, can be found in this report in the section Management’s annual report on internal control over financial reporting.

8.4.4Philips General Business Principles (GBP)

While pursuing our business objectives, we aim to be a responsible partner in society, acting with integrity towards our employees, customers, patients, business partners and shareholders, as well as the wider community in which we operate. To that end, our GBP – part of the Philips Operating Model – and their underlying policies incorporate and represent the fundamental principles by which all Philips businesses and employees around the globe must abide. They set the minimum standard for our business conduct as a health technology company, for our individual employees and for our subsidiaries, and Philips rigorously enforces compliance of its GBP throughout the company. Our GBP also serve as a reference for the business conduct, we expect from all our business partners.

The GBP include principles of doing business with integrity at work, integrity in the market and professional integrity outside work. They also set our integrity standard on inside information, aiming to prevent trading on or disclosure of non-public information, the publication of which would be likely to have a significant influence on the trading price of Philips securities or securities of companies that Philips is seeking to acquire. More specifically, Philips has adopted Rules of Conduct with respect to trading in Philips securities to promote compliance with applicable insider trading and other market abuse laws, rules and regulations, in particular the EU Market Abuse Regulation. The Rules of Conduct apply to all employees, the members of the Board of Management and the Supervisory Board of Royal Philips.

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

The Executive Committee is responsible for the effective deployment of the GBP and for generally promoting a culture of compliance and ethics within the company. Furthermore, each quarter all our key Regions convene market compliance committees dealing with GBP-related matters in the local context. They are also responsible for the design and execution of localized compliance plans that are tailored to their market-specific risks and organizational set-up, and regularly review the relevant compliance metrics for their respective market through dashboards delivered by the legal compliance monitoring team. The GBP Program Office, together with a worldwide network of GBP Compliance Officers, supports the implementation of GBP initiatives.

As part of our continuous effort to raise GBP awareness and foster dialogue throughout the organization, each year a global GBP communications and training plan is deployed, including structured dialogues led by managers where quality, integrity and speaking up are discussed. This is part of a company-wide initiative aimed at reinforcing a culture of dialogue using ethical dilemma case studies that are relevant to our workforce. All functions at risk also receive annual training which includes content on, amongst others, antibribery and anticorruption and healthcare compliance via tailored case studies. Almost 60,000 (94%) of our assigned employees completed their yearly GBP e-learning. Specifically in 2023, we again focused on increasing awareness on integrity and on the importance of speaking up, through and following the deployment of our biennial Business Integrity Survey. Through this survey, more than 22,500 employees trusted us with their views and opinions on integrity within Philips. Ninety-four percent of employees expressed the belief that we act with integrity with Philips. To gain deeper insights into the results of the Business Integrity Survey, we execute deep-dive initiatives amongst our employees.

A key control to measure implementation of our GBP is the GBP monitoring and reporting program, which is part of our Internal Control framework. In addition, we continue to expand the capabilities of our legal compliance monitoring team, serving our business customers as well as our compliance networks with actionable data, thus further improving our compliance control framework.

The GBP are supported by established mechanisms with the aim of ensuring standardized reporting and enabling employees and third parties to escalate concerns 24/7. Concerns raised are registered consistently in a single database hosted outside of Philips servers to ensure confidentiality and security of identity and information. Encouraging people to speak up through the available channels if they have a concern will continue to be a cornerstone of our GBP communications and awareness campaigns. At least twice a year, the Executive Committee and Audit Committee of the Supervisory Board are informed on relevant GBP metrics, cases, trends and learnings.

In 2023, a total of 764 concerns were reported via Philips Speak Up (Ethics Line) and through our network of GBP Compliance Officers. This represents an increase of 8% from the total of 706 concerns in the previous reporting period (2022). This is a continuation of a year-on-year upward trend.

Through the Audit Committee of the Supervisory Board, the company also has procedures in place for the receipt, retention and treatment of complaints specifically relating to accounting, internal accounting controls, or auditing matters, enabling the confidential, anonymous submission of complaints.

8.4.5Remuneration policy

Our remuneration policy is designed to encourage employees to deliver on our purpose and strategy and create stakeholder value, and to motivate and retain them. Our executive long-term incentive plan includes environmental and social commitments. A description of the composition of the remuneration of the individual members of the Board of Management and the Supervisory Board is included in the Report of the Remuneration Committee.

8.4.6Quality & Regulatory and patient safety

Enabling the delivery of patient-centric, safe, and high-quality care – the essence of patient safety and quality – is foundational to Philips' purpose to improve the health and well-being of people through meaningful innovation. This year we formed the Patient Safety and Quality organization, which brings together the Quality, Regulatory Affairs, and Clinical and Medical functions as one unified team. Positioned to support and enable the entire Philips organization and to foster the quality culture at Philips, the Patient Safety and Quality team is instrumental in ensuring we have the capabilities, processes, and tools required for operating in a highly regulated healthcare technology industry.

Throughout 2023, we continued to accelerate our work in crucial areas, with the goal of achieving and maintaining the highest level of patient safety and quality. Specific areas of focus included: preparation and manufacturing site readiness for audits and inspections; a review of quality records; new ways of undertaking product quality reviews; planning for IT and data enhancements; and simplification of our process framework and Quality Management Systems.

This year, we created the new role of Chief Patient Safety and Quality Officer, who is a member of the Philips Executive Committee and reports directly to the Chief Executive Officer. Additionally, we hired a new Chief Medical Officer to lead the team that is focused on clinical research, medical safety, and medical support for our global businesses.

Early in 2023, we organized CAPA management, Quality Management Systems, compliance training, internal quality audits, and other crucial areas for patient safety and quality into a Compliance and Quality shared service team. We set up a Transformations team, responsible for project management of Patient Safety and Quality programs. Regulatory Affairs formed new teams that are responsible for expanding our engagement with external stakeholders and regulators, and for the delivery of effective tools, processes, and services to facilitate timely and compliant market access. We appointed a new leader for Product Safety and Surveillance, Corrections and Removals, and strengthened our post-market processes and ways of working.

Across Philips, teams in all Businesses, Regions, and Functions continued to foster a quality culture and mindset, where all employees are encouraged to speak up and share ideas for improving the safety and efficacy of our products. In October, our employees took part in a Timeout for Patient Safety and Quality to solidify commitment and planning.

Quality

We strive to continuously raise our performance to deliver safe and high-quality products, services, and solutions, which are compliant with quality and safety standards and all applicable laws. In 2023, as part of our plan to create value with sustainable impact, we introduced a new operating model that enables us to simplify how we work and improve accountability and ownership. We are strengthening our engineering capabilities for new product development in areas such as quality systems engineering, reliability and software design.

We further reduced the number of Quality Management Systems in which we operate to increase focus, reduce complexity, and minimize risk. This year we closed nine QMS for a total of 66 Quality Management Systems by year-end 2023, with further significant reductions planned for 2024.

In 2023, our Accelerating Patient Safety & Quality program instituted an improved approach for management of skills and launched a training program on patient safety and quality topics. In collaboration with business units and Innovation & Strategy, we established programs to improve product design and reliability.

All Philips businesses are accountable for patient safety and quality. This year, we instituted a new Patient Safety and Quality performance review meeting with each business and at the Philips level in aggregate. We set Patient Safety and Quality key performance indicators for the company, and Quality performance metrics are part of the remuneration of all Philips Executives. Additionally, every employee has a patient safety and quality goal as part of people performance management.

Regulatory Affairs

Under Philips' new operating model, Regulatory Affairs sits on the leadership team of each Business and Region as a key partner. In 2023, we established internal governance and requirements for engagements with national government regulatory authorities (e.g. the US Food and Drug Administration (FDA), European Medicines Agency (EMA), China National Medical Products Administration, Notified Bodies, and National Competent Authorities in the European Union.

As a global business in a dynamic regulatory environment, we must ensure compliance with evolving regulations related to innovations in areas such as Artificial Intelligence, and healthcare informatics and software design. This year, we increased levels of investment in regulatory science and policy and in enterprise informatics. Teams are working on global harmonization of requirements, safe and innovative applications of AI, and secure transmission and storage of protected health information. Sought as strategic partners, the Regulatory Affairs team participated in international consensus standards groups alongside regulators and engaged with international regulators as invited experts and speakers at the International Medical Device Regulators Forum, Global Harmonization Working Party, and other meetings. We are working with the National Institutes of Health to establish ethical applications of Artificial Intelligence in medical devices.

In 2023, we also increased our collaborations with organizations supporting regulatory science like the Food, Drug, and Law Institute and the Regan-Udall Foundation for the FDA. In partnership with the Boston Globe and the Washington Post, we hosted an industry and customer panel on Transforming Healthcare with AI: Harnessing Technology to Promote Safety and Quality for Patients. Regulatory Affairs leaders moderated panel discussions among key international regulators and were featured speakers at events such as MedTech Europe and the AdvaMed annual conference.

Throughout 2023, we continued transitioning our portfolio to become European Union Medical Device Regulation (EU-MDR)-compliant. In March 2023, the grace period was extended until year-end 2027 or 2028, under strict conditions and depending on risk class. We continue to use this available grace period for placing a portion of our portfolio on the market under the European Union Medical Device Directive (EU-MDD).

Regulatory Affairs deployed a digital regulatory information management tool to all Regions in 2023, with continued deployments planned to Businesses in 2024. This tool will be a single source for regulatory data that will help increase speed to market.

Medical Office

In 2023, we formed a centralized medical office with expertise in clinical research, medical safety, healthcare economics, and a breadth of care specialties. This team is focused on supporting the global business, navigating the intricacies of addressing patients' and customers’ unmet needs across a variety of ecosystems, and looking across the entire product lifecycle to help teams develop solutions that are safe, effective, and relevant for patients, providers, and payers.

In 2023, we hosted our second Patient Safety Advisory Board, where external leaders from across the world, from a variety of professional backgrounds, participated in intensive workshops focused on themes identified as key to improving the safety and efficacy of our solutions. Experts from outside and within Philips exchanged ideas ranging from the role of innovation in human interface models, patient safety and clinical education programs and capability building at Philips, and other topics that are key to our overall way forward in innovation and safety. This year, Philips also introduced an extensive Clinical and Medical curriculum, available to all employees.

The team continued our advocacy and investment in topics such as radiation safety, medical device testing, and improved access to physician and staff training. At Harbor-UCLA Lundquist Institute, we host a facility for R&D pre-clinical testing, clinical and medical education proctoring, and fellows training. Our team continues to design, generate, and disseminate clinical and economic evidence to show the value of our solutions in improving patient outcomes.

Our Health Economics and Outcomes Research team continued to contribute economic evidence to support innovation and expand access to high-quality care, authoring 12 publications and 18 studies during 2023. The Ambulatory Monitoring & Diagnostics business unit increased in-network access to ambulatory patient monitoring for an additional 35 million patients in the United States through payer contracting initiatives. Our Image Guided Therapy-Devices team advocated with the Centers for Medicare and Medicaid (CMS) to improve Medicare payment to ambulatory surgery centers for cardiovascular and peripheral vascular treatments, ensuring patients have access to care in the setting that their providers determine is most appropriate.

Philips Respironics voluntary recall

On June 14, 2021, Philips’ subsidiary, Philips Respironics, initiated a voluntary recall notification in the United States, and field safety notice outside the US, for certain sleep and respiratory care products related to the polyester-based polyurethane (PE-PUR) sound abatement foam in these devices.

Since June 2021, together with five independent, certified testing laboratories and third-party experts, Philips Respironics has conducted extensive testing. Based on the results to date, Philips Respironics and the third-party experts concluded that use of the sleep therapy devices is not expected to result in any appreciable harm to health in patients. Further testing remains ongoing. Following ongoing communications, Philips Respironics agreed in October 2023 to the FDA’s recommendations to implement additional testing on the sleep and respiratory care devices to supplement current test data. Philips Respironics is in discussions with the FDA on the details of that further testing. Further testing remains ongoing. Since the start of the test and research program, Philips Respironics has endeavored to work cooperatively with the FDA on the program and to publish regular test updates as agreed with the FDA.

Following the FDA’s inspection of a Philips Respironics manufacturing facility in the US and the subsequent inspectional observations, the US Department of Justice (DOJ), acting on behalf of the FDA, began discussions with Philips in July 2022 regarding the terms of a proposed consent decree. On January 29, 2024, as part of the announcement of Philips’ fourth quarter and full year 2023 financial results, the company provided an update stating that Philips agrees on the terms of a consent decree with the DOJ and FDA. The consent decree primarily focuses on Philips Respironics’ business operations in the US. The consent decree is being finalized and will be submitted to the relevant US court for approval. The decree will provide Philips Respironics with a roadmap of defined actions, milestones, and deliverables to demonstrate compliance with regulatory requirements and to restore the business.

In the US, Philips Respironics will continue to service sleep and respiratory care devices already with healthcare providers and patients, and supply accessories (including patient interfaces), consumables (including patient circuits), and replacement parts (including repair kits). Until the relevant requirements of the consent decree are met, Philips Respironics will not resume selling new CPAP or BiPAP sleep therapy devices or other respiratory care devices in the US. Outside the US, Philips Respironics will continue to provide new sleep and respiratory care devices, accessories, consumables, replacement parts and services, subject to certain requirements. Further details will become available once the proposed Respironics consent decree has been finalized and submitted to the relevant US court for approval. For more information, refer to Contingencies.

In 2023, we also maintained manufacturing capacity to produce the necessary devices and rework kits required for remediation of the Respironics recall. As of December 31, 2023, over 99% of the sleep therapy device registrations that are actionable had been remediated, while the remediation of the ventilator devices remains ongoing. We expect to continue such remediation activities in 2024.

Philips Respironics regularly communicates on product remediation and testing associated with the recall with global regulators and customers through a variety of channels. Philips Respironics continues to monitor complaints received following the recall/field safety notice via our Quality Management Systems, in accordance with the medical devices regulations and laws.

Consent decree – Emergency Care & Resuscitation

In October 2017, Philips North America LLC reached agreement on a consent decree with the DOJ, representing the FDA, related to compliance with current good manufacturing practice requirements arising from inspections conducted in 2015 and prior. The consent decree focuses primarily on Philips' Emergency Care and Resuscitation (ECR) business operations in Andover, Massachusetts, and Bothell, Washington.

Following a successful inspection in Bothell, Washington, in April 2020, the FDA determined Philips had met the conditions for resuming manufacturing and distribution of defibrillators in the US. The consent decree remains in effect for several years, during which the Emergency Care (formerly Emergency Care and Resuscitation) business unit will be subject to a series of annual assessments by an independent expert. Hospital Patient Monitoring (formerly Monitoring & Analytics), also named in the consent decree, is also under a heightened level of scrutiny over the same period.

We continue to make substantial progress in our compliance efforts. In October 2022, the FDA inspected Emergency Care in Bothell as a consent decree follow-up. Three observations (Form 483) were issued and subsequently remediated and reported to the FDA. In June 2023, Emergency Care in Bothell received the October 2022 Establishment Inspection Report marking closure. In late October 2023, the FDA conducted a follow-up inspection to the 2022 inspection that resulted in a 483 with two observations, which were rapidly addressed in formal responses and subsequently acknowledged by the FDA the first week of January 2024 as closed. Efforts in 2024 are focused on ensuring the sustained demonstrated state of substantial compliance to support seeking formal relief in the first half of 2025, which is the earliest time allowed in the consent decree.

We cannot predict the outcome of this matter, and the consent decree authorizes the FDA, in the event of any violations in the future, to order us to cease manufacturing and distributing Emergency Care or Hospital Patient Monitoring devices, recall products, pay liquidated damages, and take other actions. We cannot predict whether additional monetary investment will be incurred to resolve this matter or the matter’s ultimate impact on our business.

8.4.7Cybersecurity

As a health technology company operating in a highly competitive industry, Philips’ brand reputation depends on the safety, quality and security of our products and services. Failure to meet cybersecurity standards may cause patient harm, negatively impact customer operations and their ability to provide healthcare or provide unauthorized access to patient records and medical devices. Philips furthermore relies on information technology to operate and manage its businesses, as well as store and process confidential data (relating to patients, employees, customers, intellectual property, suppliers and other partners). For a discussion of cybersecurity risks facing our business, see “Products and services may fail quality or security standards, which could adversely affect patient safety or customer operations" and “Philips could be exposed to a significant enterprise cybersecurity breach” in section Operational risks. As of the date of this Annual Report, there are no breaches of cybersecurity or other related risk threats that have, or are reasonably likely to, materially affect our business.

Security risk management is part of our broader risk management processes, and its aim is to protect the confidentiality, integrity, and availability of Philips’ products and services. To this end, the company has established a Group Security function and implemented security management processes, requirements and controls for the assessment, identification and management of material risks from, amongst others, cybersecurity threats. Our Head of Group Security, reporting to our Chief Financial Officer, leads the Group Security function in supporting the Board of Management in evaluating and setting the Group’s security strategy, issuing security policies and evaluating the progress and effectiveness of the deployment of the company’s security management framework. Our Chief Information Security Officer, reporting to our Head of Group Security, has nearly 26 years of technology and information security management experience in the industry, including prior roles with the Dutch Government and multinationals in the Consumer goods, Manufacturing, Chemical and Food processing industries, in various roles ranging from Chief Information Security Officer to IT security officer and Security Architect. Our Chief Information Security Officer is informed of and monitors the prevention, detection, mitigation and remediation of cybersecurity incidents through the Global Security Operations Center.

The company’s security management framework, including its cybersecurity policies and procedures, is maintained by the Group Security function and is designed to implement security requirements into all applicable business processes, information processing systems and infrastructure pertaining to our products and services and our supporting and enabling functions, during the entire lifecycle. The framework includes risk, vulnerability and penetration assessments, mandatory yearly security training for all employees, (including new hires Regular Phishing simulations for all employees three times a year), monitoring and response activities for vulnerabilities identified in products, services and infrastructure.

The Group Security function is also responsible for addressing security risks, including monitoring cybersecurity threats and responding to cybersecurity incidents. Philips’ Global Security Operations Center monitors the prevention, detection, mitigation and remediation of cybersecurity incidents on global enterprise systems, supported by certain external services and periodic/intermittent assessments. The severity and materiality of incidents are assessed through a dedicated security incident reporting process and, if necessary, incidents are escalated through central crisis management and (potentially) to the Philips Disclosure Committee, which assesses the need for public disclosure of (material) incidents. Incidents, where needed, are further escalated to Global Crisis Management.

Additionally, in order to address the security risks associated with our suppliers and the services they provide, security controls are embedded in our procurement and supplier management processes, covering due diligence when engaging with new suppliers, contracting, monitoring and managing existing supplier relationships, and terminating supplier relationships. These security controls check for existing security certificates and assurances reports for the services in scope, validate suppliers’ answers to security questionnaires in due diligence, and ensure that security schedules are part of the signed contracts.

The Board of Management is ultimately responsible for Philips’ cybersecurity management, which is overseen by the Supervisory Board (and specifically its Audit Committee). As part of this process, quarterly reports on cybersecurity risks and incidents are prepared by the IT Audit & Risk Committee (consisting of representatives from the Group Security and Group IT functions, Philips Internal Audit and the external auditor and submitted to the Board of Management and the Supervisory Board. This reporting includes the overall risk level, relevant changes in the risk environment, challenges in reaching and/or maintaining current risk levels and actual risk responses in the form of actions and owners.

8.5Philips' ESG performance at a glance

Below we show how Philips performed in 2023 on the 21 Core metrics of the WEF ESG reporting framework, mapped to the three dimensions of our ESG commitments, as well as a number of additional Philips-specific metrics that we consider fundamental to the strategy and operation of our business.

Environmental

  Green House Gas (GHG) emissions100% electricity from renewable sources0 kilotonnes CO2-equivalent (net operational carbon footprint)
  Taskforce on Climate-related Financial Disclosures (TCFD) implementationUpdated 1.5, 2 and 4 °C global warming scenarios and assessed their impact on our supply chain, Philips and customers (disclosed in separate report)
  Land use and ecological sensitivity2.7 tonnes waste sent to landfillAll 23/23 industrial sites 'Zero Waste to Landfill' at year-end
  Water consumption and withdrawal in water-stressed areas661,076 m3 total water intake211,063 m3 in water-stressed areas
  Circular revenues *)20.0% of revenues
  Closing the loop *)We reclaimed more than 11,500 systems or pieces of equipment in 2023

Social

  Lives Improved *)1.88 billion, of which 221 million in underserved communities
  Diversity & Inclusion31.4% gender diversity in senior management positions39% gender diversity in total workforce73% Employee Engagement Index Score *)
  Pay equalityUS Nationwide Pay Equity project completed in 2023
  Wage levelEUR 6,903 million employee benefit expensesPhilips pays all employees at least a living wage
  Risk for incidents of child, forced or compulsory laborAddressed in Philips GBP, Supplier Sustainability Declaration and Supplier Sustainability program
  Health & Safety0.24 Total Recordable Case rate per 100 FTEs172 Total Recordable Cases
  Training provided2,987,260 training hours in Philips University3,578,199 training completions
  Absolute number and rate of employment69,656 employees17.6% turnover
  Supplier development program *)392 companies723,000 employees impacted
  Volunteering *)17 new projects in 2023 reaching 12.0 million people

Governance

  Setting purposePhilips’ purpose is to improve the health and well-being of people through meaningful innovation
  Governance body compositionPhilips has a Board of Management and an independent Supervisory Board
  Material issues impacting stakeholdersDetailed double Materiality Analysis performed
  Anti-corruption60,000 employees completed General Business Principles training
  Protected ethics advice and reporting mechanismsWhistleblower mechanism in place
  Integrating risk and opportunity in business processesIncluded in Risk Management section
  Economic contributionEUR 18,169 million revenuesEUR 749 million dividend declaredEUR 6.7 million contribution to Philips FoundationEUR 95 million government grants
  Financial investment contributionEUR 2,483 million total tangible assetsEUR 345 million capital expenditures on property, plant and equipment
  Total R&D expensesEUR 1.9 billion invested in R&D (10.4% of revenues)
  Total tax contributionEUR 3,051 million
*)Philips-specific metric

9Risk management

9.1Our approach to risk management

Vision and objectives

Philips approaches risk management as a value-creating activity that is integral to innovation and entrepreneurship. As such, it is part of the Philips Operating Model. The key elements of our risk management and control system are described in this chapter. There can be no absolute assurance that our risk management will avoid or mitigate all risks that Philips faces. The material risks are described in the section Risk factors.

Risk management governance

The Board of Management (BoM) is ultimately responsible for identifying, analyzing and managing the risks Philips faces in executing its strategy and activities, for setting the risk appetite of the company, and for the design, implementation and maintenance of our risk management and control system, including the monitoring of its effectiveness. As described below, the Executive Committee (ExCo), several experts, Enterprise functions and committees support the BoM in the discharge of its responsibilities.

The ExCo is primarily responsible for identifying and mitigating materials risks to Philips. The ExCo is supported by the Risk Management Support Team, consisting of experts on various categories of risk, through regular analysis of the enterprise risk profile and enhancement of the risk management framework. In addition, management across the company is responsible for identifying critical risks and implementing appropriate risk responses within their areas of responsibility.

Various Enterprise functions (e.g. Legal & ESG, Patient Safety & Quality, Finance and Group Security) support the ExCo and management with the process of risk identification, risk management, and monitoring of key risk areas. With the support of these functions certain designated frameworks and activities to structurally manage specific risk areas are maintained and deployed, such as:

  Deploying the Philips General Business Principles (GBP), which set the minimum standard for our business conduct as a health technology company for our individual employees and for our subsidiaries, and generally promoting a culture of compliance and ethics within the company.
  Maintaining Quality Management Systems (QMS) with the aim of ensuring the quality and safety of product design, manufacturing, distribution, and servicing in compliance with regulation from various government and regulatory agencies, e.g., FDA (US), EMA (Europe), NMPA (China). Through specialist teams at the global, regional or local level, standards and requirements are defined and continuously improved, deployed, and monitored to ensure our employees are aware of and comply with these requirements.
  Maintaining integrated management control of the company’s operations, reporting, and compliance with applicable laws, including the deployment of the Philips standard for Internal Controls over Financial Reporting (ICFR).
  Managing security (including cybersecurity) risks and evaluating the Group’s security strategy, issuing security policies and evaluating the progress and effectiveness of the deployment of the Security Management Framework (SMF).
  Developing the Philips ESG strategy, setting ESG policies, disclosures and planning of programs and activities in relation to our ESG commitments and obligations.

For further details refer to the section Governance.

To ensure clarity and alignment on the status of, and to make recommendations on key risk areas these functions have recurring items on the BoM meeting agenda. The BoM discusses these topics with participation from relevant ExCo members and other senior executives and subject matter experts. Furthermore, dedicated reports on these key risk areas are shared and discussed with the Supervisory Board and external auditors in the relevant Audit & Risk Committees facilitated by Internal Audit.

The Internal Audit function assesses the quality of risk management and controls through the execution of a risk-based audit plan, as approved by the Audit Committee of the Supervisory Board. The BoM and leadership from Businesses, Regions/Zones and key Functions meet quarterly with Internal Audit in Audit and Risk Committees to discuss strengths and weaknesses of risk management and controls – as evaluated by internal and external auditors and by means of other (self) assessments – and take corrective action where necessary.

The Disclosure Committee oversees the company’s disclosure activities and assists the BoM in fulfilling its responsibilities in this respect. The Disclosure Committee seeks to ensure that the company implements and maintains internal procedures for the timely collection, evaluation, and disclosure of information potentially subject to public disclosure under the legal, regulatory and stock exchange requirements to which the company is subject.

The Supervisory Board oversees Philips’ risk management including the identification of material risks, in relation to the risk appetite of the company, the response measures put in place and the effectiveness thereof. The Audit Committee and the Quality & Regulatory Committee of the Supervisory Board assist the full Supervisory Board in fulfilling its risk management oversight responsibilities. The Audit Committee reviews the quality of risk management and controls, and the reported findings of internal and external audits. The Quality & Regulatory Committee’s role particularly relates to the quality and regulatory compliance of the company’s products (including software), services and systems throughout their lifecycle.

The chapter Corporate governance of this report addresses the main elements of the company’s corporate governance structure, reports on how it applies the principles and best practice provisions of the Dutch Corporate Governance Code and provides other information relevant to risk management governance.

Risk appetite

Philips seeks to manage risks consistently within its risk appetite. Risk appetite is set by the BoM, reviewed at least annually and published in the Philips risk management policy. It is effectuated through our Operating Model, of which various elements – such as our strategy, Philips General Business Principles (GBP) and behaviors, authority schedules, policies, process standards and performance management systems – include or reflect risk-taking guidance.

Philips’ risk appetite differs depending on the type of risk, ranging from an averse to a seeking approach. Philips operates within the dynamics of the health technology industry and aims to take the risks needed to ensure we continually revitalize our offerings and the way we work. At the same time, Philips is committed to act with integrity always and is averse to risks impacting our GBP, which include (but are not limited to) the Philips behavior ‘Patient safety, Quality, and Integrity always’. Our employees are expected to ensure compliance with our GBP, laws, and regulations, and to take action in the case of concerns or violations to our GBP. Please refer to the Philips General Business Principles (GBP) for more information. Philips’ risk appetite for the main risk categories is visualized below. Philips does not classify these risk categories in order of importance.

Risk management process

To provide a comprehensive view of Philips’ risks, structured risk assessments take place according to the Philips risk management process standard, applying a top-down and bottom-up approach. Our process standard is designed based on ‘Enterprise Risk Management: Integrating with Strategy and Performance’ (2017) from the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and on ISO 31000 - Risk Management.

Key elements of the Philips risk management process are:

  Management of Businesses, Zones/Regions and key Functions perform a risk assessment at least once a year, with the update of their strategic plans, to identify and prioritize risks, assign ownership, and implement appropriate risk responses. Risk workshops are facilitated by Internal Audit with senior management across the company to further support these risk assessments, and during 2023 several of such risk workshops were held.
  Senior management discusses and monitors the risk profile and risk response effectiveness at least quarterly in its performance reviews and during Audit & Risk Committees, which cover all Businesses, Zones/Regions and selected Functions.
  Developments in the enterprise risk profile and management’s initiatives to improve risk responses are discussed and monitored during the quarterly Audit & Risk update session of the BoM.
  As an integral part of the strategy review, each year the ExCo assesses the enterprise risk profile and the potential risk impact versus Enterprise risk appetite. The assessment also covers the effectiveness of the risk management framework and potential improvements thereto.
  The Philips risk profile and the risk management framework, including the outcomes of the annual ExCo risk workshop, are presented to the full Supervisory Board. The underlying risks and response plans are discussed at the end of the year with the Audit Committee of the Supervisory Board.

The measures taken during 2023 to further strengthen risk management include:

  Improved clarity and efficiency of our risk management governance by streamlining the reviews and decision making on several key risk areas.
  Implemented various improvements to our risk management process standards in several risk areas, for example for compliance risk and operational risk management.
  Strengthened our capabilities via upgrades to our risk management tooling and use of data analytics.
  Conducted various analytics to further increase knowledge about risks within the company, via deep dives, risk interdependency analysis, and risk velocity analysis using statistical scenario modelling.
  Further standardization and alignment of controls in Philips process standards.
  Further developed our regulatory landscape monitoring to enhance foresight in and internal communication on upcoming regulatory change to enable a more proactive response.
  Continued strengthening the risk dialogue as an integrated part of regular performance and strategy execution dialogues.
  Further improved our supplier risk management, and diversification of critical-component sourcing to further reduce supply dependencies.
  Continued analysis of global warming and weather scenarios on the geographical footprint of our facilities as well as suppliers’, in line with the recommendations of the Task Force on Climate-Related Financial Disclosures.

9.2Risk factors

Philips believes the risks set out below are the material risks affecting Philips and its securities. These risk factors may not, however, include all the risks that ultimately may affect Philips. Some risks not yet known to Philips, or currently believed not to be material, may ultimately have a major impact on Philips’ business, revenue, income, assets, liquidity, capital resources, reputation and/or ability to achieve its business and ESG objectives. Please note that this section is not intended to describe risks that have materialized, as these are addressed in other sections and referenced where relevant. Philips defines risks in four main categories: Strategic, Operational, Compliance and Financial. Philips presents the risk factors within each category in order of our current view of their expected significance. Compared to the previous year we have further prioritized risk factors relating to patient safety and quality, supply chain, and the simplification of how we work. Although still relevant, we have de-emphasized risk factors related to pandemics. This does not mean that a lower-listed risk factor may not have a material and adverse impact on Philips’ business, revenue, income, assets, liquidity, capital resources, reputation, and/or ability to achieve its business and ESG objectives. Furthermore, other risk factors not listed below may ultimately prove to have more significant adverse consequences than the listed risk factors.

9.3Strategic risks

Philips’ global operations are exposed to geopolitical and macroeconomic changes

Philips’ business environment can be adversely impacted by macroeconomic and geopolitical conditions in global and individual markets. In 2023, Mature geographies accounted for 72% of Philips’ revenue, while Growth geographies accounted for the remaining 28%. Mature economies are currently the main source of Philips’ revenues, while growth economies are an increasing source of revenues. Philips produces, sources, and designs its products and services mainly from the United States (US), the European Union (EU) (primarily the Netherlands) and China, and the majority of Philips’ assets are located in these geographies. Changes in politics and monetary, trade and tax policies in the US, the EU and China may trigger reactions and countermeasures and may also have an adverse impact on other economies and international markets in which Philips is active. Philips continues to expect global market conditions to remain highly uncertain and volatile due to geopolitical and macroeconomic factors, whether or not they are related to or caused by the Russia-Ukraine war and/or the current situation in Israel and the larger Middle East region.

Philips observes a trend of geopolitical tensions and deglobalization which intensifies protectionism. Examples of protectionism measures are trade policies, tariffs, sanctions, local value creation and production requirements to obtain market access, custom duties, taxation, technology and data restrictions, cyberattacks, import or export controls, talent mobility restrictions, nationalization of assets, restrictions on repatriation of returns from foreign investments. In addition, there is general uncertainty on the development of local regulations and compliance thereto. Philips observes this trend in the major markets in which it operates and has a particular concern on the development of the US-China relationship and China’s drive to expand its global political footprint and become self-sufficient in critical technologies, including health-related ones.

If this trend continues, geopolitical relations deteriorate, and economies decouple, it is expected that existing global trade and investment restrictions will remain, and further regulatory and compliance challenges for doing business globally may emerge, resulting in continued pressure on market growth and investments.

Uncertainty and challenges regarding various global macroeconomic factors continue to persist. Examples of general factors are an overall weakening economic growth outlook, reduced government spending, declining customer and consumer confidence and spending, high inflation and interest rates, and the emergence of economic impacts related to the climate crisis. Although the ability to manage pandemics (for example, resurgences of COVID-19 or mutations thereof) has improved, pandemics may continue to affect Philips’ operations in the future. Examples of healthcare-specific potential factors include rising uncertainty over the future direction of public healthcare policy and the risk of declining public investment in healthcare ecosystems.

The Russia-Ukraine war has increased global economic and political uncertainty. Governments in the US, the UK, the EU, Canada, and Japan have each imposed export controls on certain products and sanctions on certain industry sectors and institutions in Russia, and additional controls and sanctions could be enacted in the future. Similarly, the conflict in Israel will further increase economic and political uncertainty and may affect the company’s results of operations, financial position and cash flows. Philips is present in Israel with several subsidiaries, mainly in Diagnosis & Treatment and Connected Care, that are primarily involved in manufacturing and research and development (R&D) activities. Upcoming elections in the US, the UK and the EU could also have an impact on the course of these conflicts. The ongoing conflicts may heighten the impact of other risks factors described herein, including but not limited to: volatility in prices for transportation, energy, commodities and other raw materials; disruptions in the global supply chain; decreased customer and consumer confidence and spending; increased cyberattacks; intensified protectionism; political and social instability; increased exposure to foreign currency fluctuations; rising inflation and interest rates; and constraints, volatility or disruptions in the credit and capital markets. It is possible that the conflict in Ukraine may escalate or expand and current or future sanctions and resulting geopolitical and macroeconomic disruptions could be significant. We cannot predict the impact the conflict may have on the global economy in the future.

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

Philips may be unable to keep pace with the changing health technology environment

With Philips’ focus on health technology, our business model is transforming from transactional, product-focused business models to customer- and patient-centric, outcome-oriented business models, with multi-year customer partnerships enabled by a portfolio of innovative devices, solutions, platforms, insights and value-added services. If this transformation is made too slowly or is not successful, Philips may not meet the expectations of patients and other stakeholders in the health technology business environment. We may face a loss of customer relevance, fail to capture growth, and lose market share. In addition, because of our health technology focus, Philips may have a reduced ability to offset potential negative impacts (including, but not limited to, impacts on sales, operating results, liabilities, compliance, and financing) on its health technology business by other businesses through a more diversified portfolio. As a result of its focus on health technology, Philips is deepening customer engagement and entering into long-term solutions and services business arrangements and, as a result, is becoming more dependent on a number of key customers for long-term recurring revenues, thus increasing the risk that the loss of, or a significant reduction in, orders from one or more of our key customers could cause a significant decline in our revenues. As Philips looks to increase our use of indirect sales channels, Philips will increasingly rely on successfully leveraging new and existing partners to support end customers and patients. Any of these factors may have a material adverse impact on Philips’ brand value and reputation, business, financial condition, and operating results. More specific health technology risks and their potential impacts are included in the Operational, Financial and Compliance risk sections below as well as in the note Contingencies.

Philips may be unable to gain leadership in health informatics

New digital technologies and ways of conducting business are fundamentally changing the health technology industry, and thus our competitive business environment. A key trend, started in radiology, is the application of artificial intelligence (AI) and machine learning (ML) to drive quality and efficiency in clinical and operational workflows. Customers need workflow-aware solutions that convert data from our imaging and monitoring systems into actionable insights. Another trend, accelerated by the pandemic, is the shift toward cloud-based Software as a Service (SaaS) business models and remotely upgradable and serviceable systems with suites of apps. These new types of offerings are enabled by hybrid cloud/on-premise digital platforms. Our informatics and systems businesses may fall behind established and new ‘born digital’ competitors if Philips fails to, in a timely way, develop the requisite capabilities, adjust its business models, and find ways to globally commercialize new products and services at scale. This could result in an inability to satisfy customer and patient needs, thereby missing out on revenue and margin growth opportunities, which may have a material adverse impact on Philips’ business, financial condition and operating results.

Acquisitions could fail to deliver on Philips’ business plans and value creation expectations, and we may not be able to successfully integrate acquired operations

Although Philips focusses on organic growth to deliver patient and people driven innovation at scale, selected acquisitions remain part of Philips’ growth strategy. We may not be able to integrate acquisitions successfully or efficiently with our existing operations, culture and systems, which may expose Philips to risks in areas such as sales and service, logistics, quality, regulatory compliance, legal claims, information technology, and finance. Integration challenges may adversely impact the realization of value creation expectations. Transactions may incur significant costs, result in unforeseen operating difficulties, divert management attention from other business priorities, and may ultimately be unsuccessful. Cost savings expected to be implemented, or other assumptions underlying the business case relating to a particular acquisition, may not be realized. If we are unable to accomplish any of our objectives in respect of any of our new acquisitions, we may not realize the anticipated benefits of such acquisitions and we may experience lower than anticipated profits, or even incur losses. Acquisitions may also lead to a substantial increase in long-lived assets, including goodwill, which may later be subject to write-down if an acquired business does not perform as expected, which may have a material adverse effect on Philips’ earnings.

Philips may be unable to meet internal or external aims or expectations with respect to ESG-related matters

Environmental, Social and Governance (ESG) factors may directly and indirectly impact the business environment in which Philips operates. Philips may, from time to time, disclose ESG-related initiatives or aims in connection with the conduct of its business and operations (for example, with respect to reducing greenhouse gas emissions in its supply chain). However, there is no guarantee that Philips will be able to implement such initiatives or meet such aims within anticipated timeframes, or at all. In addition, there is an increasing focus from Philips’ stakeholders – including customers, employees, regulators, and investors – on ESG matters, and those stakeholders may also have ESG-related expectations with respect to Philips’ business and operations. For example, customers may focus on ESG-related criteria in buying our products, and any inability by Philips to address concerns about ESG-related matters could negatively impact sentiment towards Philips and our products and brands. There are an increasing number of regulatory and legislative initiatives in the EU and other jurisdictions to address ESG issues, which will (once implemented) require Philips to significantly increase the scope of mandatory ESG disclosures, including the Corporate Sustainability Reporting Directive (CSRD), European Sustainability Reporting Standards (ESRS) and the SEC’s proposed climate disclosure rules. They will introduce or extend a duty of care, requiring Philips to identify and act on adverse environmental and human rights impacts across the organization and potentially the entire value chain, beyond or different from our current efforts. These regulatory and legislative initiatives, in turn, could also affect how customers or other stakeholders perceive our products or business operations. If our products or business operations do not meet the criteria for sustainability according to, for example, the EU Taxonomy Regulation (including the related delegated regulations) or any other similar regulations, this may negatively affect how customers or other stakeholders view Philips. Philips may fail to fulfill internal or external ESG-related initiatives, aims or expectations, or be perceived to do so, or we may fail to report performance or developments adequately or accurately with respect to such initiatives, aims or expectations. In addition, Philips could be criticized or held responsible for the scope of its initiatives or goals regarding ESG matters. Any of these factors may have an adverse impact on Philips’ reputation and brand value, or on Philips’ business, financial condition and operating results.

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

9.4Operational risks

Products and services may fail quality or security standards, which could adversely affect patient safety or customer operations

The safety of patients and our brand reputation depends on the safety and quality of our products and services. Failure to meet product quality and security standards may cause patient harm, negatively impact customer operations and their ability to provide healthcare, provide unauthorized access to patient records and medical devices through cybersecurity incidents, and damage Philips' reputation and brand.

As a health technology innovator, our products and services must comply with rules and regulations that govern our operations, processes, and ways of working. Risks associated with non-compliance with quality, regulatory, and security assessments apply to pre-market activities (such as product design, production and supplier quality activities) and post-market activities. There are risks involving hardware, software and human error, spanning across the lifecycle, and involving third-party suppliers and components. Many of our products have multiple third-party software components, which may be exposed to security threats. We are subject to risk from known issues, and emerging potential issues. Potential consequences of these risks include damage to our brand reputation, competitive disadvantage, consent decrees (for example, the proposed Respironics consent decree described in note Subsequent events to the Consolidated financial statements), and losing our licenses to operate in specific markets, all of which may have a material adverse impact on Philips' business, financial condition, and operating results.

Philips may be unable to ensure a resilient supply chain

Most of Philips’ operations are conducted internationally, which exposes Philips to supply chain challenges and uncertainties. Philips produces and procures products and parts in various countries globally. The production and shipping of products and parts, whether from Philips or from third parties, could be interrupted and may face increasing costs by various external factors, such as regional conflicts (e.g. the Middle East region), natural disasters, extreme weather events (the effects of which may be exacerbated by climate change) and geopolitics.

While macro trends around materials availability have improved in 2023, Philips’ medical systems stay in production for longer periods than the lifecycle of their semi-conductors and require continuous rejuvenation of their electronic components. Philips may fail to timely obtain or replace such components from existing supplies, and alternative sources of components could involve significant costs and regulatory challenges and may not be available to us on reasonable terms, adversely affecting our business and financial performance.

Our suppliers and our third-party service providers may also be exposed to labor shortages and potentially worsening macroeconomic and geopolitical trends. These factors may cause increased lead times and adversely impact our production capacity, which may negatively affect the delivery of products and services to customers, for example the postponement of equipment installations in hospitals. If Philips is not able to respond swiftly to those factors, this may result in an inability to deliver on customer needs, ultimately resulting in loss of revenue and margin.

Philips purchases raw materials, including rare-earth metals, copper, steel, aluminum, noble gases and oil-related products. While the macroeconomic trend of improved materials availability also positively impacts the raw materials and energy cost compared to 2022, there is no assurance that these raw materials will be available for purchase in the future or available at current costs.

Commodities have been subject to volatile markets, and such volatility is expected to continue and costs to increase. Costs may also increase as a result of stricter climate-change-related laws and regulations. Such legislation could require investments in technology to reduce energy use and greenhouse gas emissions, beyond what we expect in our existing plans, or could result in additional and increased carbon pricing. If Philips is not able to compensate for increased costs of energy, (sub-)components, (raw) materials, and transportation – either by reducing reliance thereon or passing on increased costs to customers – then price increases could have a material adverse impact on Philips’ business, financial condition, and operating results.

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

Although Philips works closely with its suppliers to avoid supply discontinuities, there can be no assurance that Philips will not encounter future supply issues, causing disruptions or unfavorable conditions. Furthermore, while the materials supply has improved in 2023, the challenges in our capability for the planning and synchronization of supply with demand continue, which combined with a drive for inventory reduction and cash flow improvements, can lead to further materials running out of stock, which could have a material adverse impact on Philips’ business, financial condition and operating results.

Philips may face challenges in simplifying the organization and the ways of working

As announced in January 2023, a simplified, more agile operating model is a priority to improve the execution of our strategy. If we do not effectively simplify the organization and our ways of working, which changes include, but are not limited to, changes in governance, roles, processes, and IT landscape and architecture, this may result in limiting our ability to fully realize our business ambitions with respect to delivering sustainable impact, meeting critical patient and customer needs, delivering integral value proposition, growing the business, and/or maintaining business continuity. While Philips has implemented a new operating model to simplify the organization and improve its ways of working, Philips may need to undertake further changes and related restructuring in the future if the operating model ultimately proves to be wholly or partly unsuccessful.

To simplify ways of working and improve performance, Philips continuously seeks to create a more open, standardized, and cost-effective IT landscape. Approaches include outsourcing, offshoring, integration, and consolidation of IT systems. These changes may elevate third-party dependency risks regarding the delivery of IT services, the availability of IT systems, and the functionality offered by IT systems. Although Philips has sought to strengthen security measures and quality controls related to these systems, these measures may prove to be insufficient or unsuccessful, which may lead to a material adverse impact on Philips’ business, financial condition, and operating results.

Philips is dependent on its people for leadership and specialized skills and may be unable to attract and retain personnel

The attraction and retention of talented employees is critical to Philips’ success, and the loss of employees with specialized skills could result in business interruptions. There is strong competition for talent in key capability segments, and Philips needs to attract and retain critical talent. If employees perceive the workload following the recent operating model transformation and workforce reduction to be overly burdensome or prefer more flexibility than offered by our hybrid working policies, to mention two, employees may choose to terminate their employment with us. In this case, efficiencies in workflow may be impacted, or we may experience employee unrest, slowdowns, stoppages or other demands, such as overburden of the remaining employees. Philips is competing for the best talent and most sought-after skills, and there is no assurance of succeeding compared to other companies in attracting and retaining the highly qualified employees needed in the future. Wage inflation is increasing the competition for talent as well as the cost of labor. This may negatively impact our ability to realize our plan for creating value with sustainable impact, and if we are unable to offset the increased costs of labor through higher selling prices and increased productivity, then rising costs could also have a material adverse impact on Philips’ business, financial condition and operating results.

Philips could be exposed to a significant enterprise cybersecurity breach

Philips relies on information technology to operate and manage its businesses, as well as store and process confidential data (relating to patients, employees, customers, intellectual property, suppliers and other partners). Philips’ products, solutions and services increasingly contain sophisticated and complex information technology. The healthcare industry is subject to strict privacy, security and safety regulations with regard to a wide range of health information. At the same time, geopolitical conflicts and criminal activity continue to drive increases in the number, severity, and sophistication of cyberattacks globally. Considering the general increase in cybercrime, our customers and other stakeholders are becoming more demanding regarding the cybersecurity of our products and services. As a global health technology company, Philips is inherently and increasingly exposed to the risk of cyberattacks and potential impact of attacks on our suppliers. Information systems may be damaged, disrupted (including the provision of services to customers), or shut down due to cyberattacks. In addition, breaches in the security of our systems (or the systems of our customers, suppliers, or other partners) could result in the misappropriation, destruction, or unauthorized disclosure of confidential information (including intellectual property) or personal data belonging to us or our employees, customers, suppliers or other partners. These risks are particularly significant with respect to patient medical records. Cyberattacks may result in substantial costs and other negative consequences, which may include, but are not limited to, lost revenues, reputational damage, remediation and enhancement costs, penalties, and other liabilities to regulators, customers and other partners. Philips has not encountered any material breaches or other significant cybersecurity incidents in 2023. While Philips deals with the operational threat of cybercrime on a continuous basis and has so far been able to prevent significant damage or significant monetary cost in taking corrective action, there can be no assurance that future cyberattacks will not result in material or other consequences than as described above, which may result in a material adverse impact on Philips’ business, financial condition and operating results.

Philips may face challenges to drive excellence and speed in bringing innovations to market

To gain sustainable competitive advantage and create value with sustainable impact, Philips aims to deliver scalable, people-centric, and patient-centric innovations. It is important that Philips innovates and delivers these innovations in close collaboration with its customers on a timely basis and at scale. The emergence of new low-cost competitors, particularly in Asia, the rise of artificial intelligence (AI) and data driven solutions, and the increasing importance of product and cyber security, further underlines the importance of improvements in the innovation process. Success in launching innovations depends on a number of factors, including development of value propositions, architecture and platform creation, product development, market acceptance, production, and delivery ramp-up. It is also dependent on addressing potential quality issues or other defects in the early stages of introduction, and on attracting and retaining skilled employees. Costs of developing new products and solutions may partially be reflected on Philips’ balance sheet and may be subject to write-down or impairment depending on the performance of such products or services. The significance and timing of such write-downs or impairments are uncertain, as is the ultimate commercial success of new product introductions. Accordingly, Philips cannot determine in advance the ultimate effect that innovations will have on its financial condition and operating results. If Philips fails to create and commercialize its innovations at scale, it may lose market share and competitiveness, which could have a material adverse effect on its financial condition and operating results.

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

Philips operates in over 100 countries and its reported earnings and equity are therefore inevitably exposed to fluctuations in the exchange rates of foreign currencies against the euro. Philips’ sales and net investments in its foreign subsidiaries are sensitive in particular to movements in the US dollar, Japanese yen, Chinese renminbi, and a wide range of other currencies from developed and emerging economies. Philips’ sourcing and manufacturing spend is concentrated in the EU, the US and China. Income from operations is particularly sensitive to movements in currencies of countries where Philips has no or very small-scale manufacturing/local sourcing activities but significant sales of its products or services, such as Japan, Canada, Australia, the United Kingdom, and a range of emerging markets, such as South Korea, Indonesia, India and Brazil.

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

Philips is exposed to tax risks which could have a significant adverse financial impact

Philips is exposed to tax risks that could result in double taxation, penalties and interest payments. The source of the risks could originate from local tax laws and regulations as well as international and EU regulatory frameworks. These include transfer pricing risks on internal cross-border deliveries of goods and services, as well as tax risks relating to changes in the transfer pricing model. Examples of initiatives that may result in changing tax rules include, but are not limited to, the plans adopted by the Dutch parliament to abolish the tax exemption for dividend withholding tax on share buy backs with effect from 2025 and the OECD/G20 Inclusive Framework to address the allocation of income to user markets (Pillar One) and a 15% minimum corporate income tax rate (Pillar Two). The formal adoption of Council Directive (EU) 2022/2523 (the Pillar Two Directive) in December 2022 aims to achieve a coordinated implementation of Pillar Two in EU member states. The Dutch government adopted the Minimum Tax Rate Act 2024 (MTR Act) in December 2023 and the Pillar Two legislation will be applicable in local law with effect from 2024. As for Pillar One, it is too early to assess the potential impact. Philips is closely following the developments of this initiative.

As Philips maintains substance in the form of relevant assets and personnel in the countries in which it operates, and with the recently provided transitional safe harbor rules (based on Country-by-Country report) enacted by OECD, Philips currently expects to have limited exposure to taxation under Pillar Two. Pillar Two may still impose an additional tax burden on a jurisdiction-by-jurisdiction basis (which do not meet the transitional safe harbor rules) and increase Philips’ tax compliance burden significantly.

Furthermore, Philips is exposed to tax risks related to acquisitions and divestments, permanent establishments, tax loss, interest and tax credits carried forward, and potential changes in tax law that could result in higher tax expenses and payments. The risks may have a significant impact on local financial tax results, which could adversely affect Philips’ financial condition and operating results. The value of the deferred tax assets, such as tax losses carried forward, is subject to the availability of sufficient taxable income within the tax loss-carry-forward period. The ultimate realization of the company’s deferred tax assets is uncertain. Accordingly, there can be no absolute assurance that all deferred tax assets, such as (net) tax losses and credits carried forward, will be realized.

Flaws in internal controls could adversely affect our financial reporting and management process

Accurate disclosures provide investors and other market professionals with significant information for a better understanding of Philips’ businesses. Failures in internal controls or other issues with respect to Philips’ public disclosures, including disclosures with respect to cybersecurity risks and incidents, could create market uncertainty regarding the reliability of the information (including financial data) presented. This could have a negative impact on the price of Philips securities. In addition, the reliability of revenue and expenditure data is key for steering the businesses and for managing top-line and bottom-line growth. The long lifecycle of health technology solution sales, from order acceptance to accepted installation and servicing, together with the complexity of the accounting rules recognizing revenue in the accounts, presents a challenge in terms of ensuring consistent and correct application of the accounting rules throughout Philips’ global business. Significant changes in the way of working, such as the changes made to our operating model, restructurings, and shifting processes to remote Global Business Services locations, may have an adverse impact on the environment under which controls are executed, monitored, reviewed, and tested. Any flaws in internal controls, or regulatory or investor actions in connection with flaws in internal controls, could have a material adverse effect on Philips’ business, financial condition, operation results, and reputation and brand.

Global inflation could materially adversely impact our business and results of operations

Changes in macroeconomic conditions, supply chain constraints, labor shortages, the conflict in Ukraine, and steps taken by governments and central banks, including in response to the COVID-19 pandemic as well as recent stimulus and spending programs, have led to higher inflation, which is likely, in turn, to lead to increased interest rates and adverse changes in the availability and cost of capital. These inflationary pressures could affect our manufacturing costs, operating expenses (including wages), and other expenses. We may not be able to compensate for increased costs by driving productivity to reduce costs and by passing these cost increases on through price measures in a timely manner, if at all, which could have an impact on our gross margins and profitability. Our business also operates in certain countries that have experienced hyperinflation, including Argentina and Turkey, and hyperinflationary conditions in any of the markets in which we operate may have a material adverse effect on our business, result of operations and financial condition. Inflation may also cause our customers to reduce or delay orders for our products, which could have a material adverse effect on our business, results of operations, and cash flows.

9.6Compliance risks

Philips products and services may be exposed to the risk of non-compliance with various regulations and standards involving quality, safety, and security

Our reputation and license to operate depends on our compliance with global regulations and standards. Operating in a highly regulated health-technology industry, our products and services, including parts and materials from suppliers, are subject to regulation by various government and regulatory agencies, e.g., FDA (US), EMA (Europe), NMPA (China), MHRA (UK), ASNM (France), BfArM (Germany), and IGZ (the Netherlands). In the EU, the Medical Device Regulation (EU MDR) became effective in May 2021 and imposes significant additional pre-market and post-market requirements. Examples of other product-related regulations are the EU’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS), Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) and Energy-using Products (EuP) regulations. We are subject to various European, United States, and domestic, and foreign environmental laws and regulations, which are continuing to develop. Any failure to comply with such laws and regulations could jeopardize product quality, safety, and security or expose us to lawsuits, administrative penalties, and civil remedies, all of which may have a material adverse impact on Philips’ business, financial condition, and operating results.

Philips has observed an increase in safety and security requirements in a variety of new and upcoming legislation dealing with market access of consumer goods, medical devices, information and communication technology products, Cloud services, and specific areas such as data protection, cybersecurity, AI, and supply chain.

Both regulators and customers require us to demonstrate legal compliance and adequate security management using national and international standards and associated certifications. Non-compliance with conditions imposed by regulatory authorities, including in connection with the proposed Respironics consent decree relating to the Respironics recall or any similar regulatory undertakings, could result in product recalls, a temporary ban on products, stoppages at production facilities, remediation costs, fines, disgorgements of profits, and/or claims for damages. Product safety incidents or user concerns could jeopardize patient safety and/or trigger inspections by the FDA or other regulatory agencies, which, depending on the results of such inspections, could trigger the impacts described above, as well as other consequences. These issues could adversely impact Philips’ financial condition or operating result through lost revenue and cost of any required remedial actions, penalties or claims for damages. They could also negatively impact Philips’ reputation, brand, relationship with customers and market share. In particular, Philips is exposed to the ongoing impact of the Respironics voluntary recall/field action and related matters. Please refer to the section Quality & Regulatory and patient safety and the note Contingencies.

Philips is exposed to the risks of non-compliance with business conduct rules and regulations, including privacy and upcoming ESG disclosure and due diligence requirements

In the execution of its strategy, Philips could be exposed to the risk of non-compliance with business conduct rules and regulations and our General Business Principles, including, but not limited to, patient safety, quality, anti-bribery, healthcare compliance, privacy and data protection, as well as upcoming ESG disclosure requirements and due diligence requirements. This risk is heightened in Growth geographies, as the legal and regulatory environment is less developed compared to Mature geographies. Examples of compliance risk areas include commission payments to third parties and remuneration payments to agents, distributors, consultants and similar entities, as well as the acceptance of gifts, which may be considered in some markets to be normal local business practice. The ongoing digitalization of Philips’ products and services, including its processing of personal data, increases the importance of compliance with privacy, data protection and similar laws. These risks could adversely affect Philips’ financial condition, reputation and brand and trigger the additional risk of exposure to governmental investigations, inquiries and legal proceedings and fines. In various jurisdictions, ESG disclosure requirements are currently being drafted. In Europe, the Corporate Sustainability Reporting Directive and European Sustainability Reporting Standards have been approved. The latter will significantly increase the scope of mandatory ESG disclosures. Philips needs to report over FY 2024 in line with the requirements of the CSRD and the ESRS. In addition, the proposed European Corporate Sustainability Due Diligence Directive and similar regulations and directives or other rules will (if implemented) require companies to identify and act on adverse environmental and human rights impacts across their organization – and potentially their entire value chain. Failure to meet these requirements could trigger the additional risk of exposure to inquiries from supervisory bodies and adversely affect Philips’ reputation and brand or could adversely impact Philips’ financial condition or operating result through lost revenue and cost of any required remedial actions, penalties or claims for damages.

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
Member of the Supervisory Board since 2020; first term expires in 2024
Former CEO of Koninklijke DSM NV (Honorary Chairman) and former non-executive Director of Unilever NV. Co-Chair of the Global Climate Adaptation Center and Member of the Board of Trustees of the World Economic Forum.
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

Liz Doherty1)
Born 1957, British/Irish
Chairwoman of the Audit Committee
Member of the Supervisory Board since 2019; second term expires in 2027
Former CFO and board member of Reckitt Benckiser Group PLC, former CFO of Brambles Ltd, former non-executive director and audit committee member at Delhaize Group, Nokia Corp., SABMiller PLC and Dunelm Group PLC. Currently, member of the Supervisory Board and Chairwoman of the audit committee of Novartis AG and of Corbion N.V. Fellow of the Chartered Institute of Management Accountants. Former non-executive board member of the UK Ministry of Justice and of Her Majesty’s Courts and Tribunals Service (UK) and advisor to GBfoods SA and Affinity Petcare SA, subsidiaries of Agrolimen.
Marc Harrison4)
Born 1964, American
Member of the Supervisory Board since 2018; second term expires in 2026
Former President and Chief Executive Officer of Intermountain Healthcare and former Chief of International Business Development for Cleveland Clinic and Chief Executive Officer of Cleveland Clinic Abu Dhabi. Currently CEO HATCo (Health Assurance Transformation Corporation) at General Catalyst.
Peter Löscher1)4)
Born 1957, Austrian
Member of the Supervisory Board since 2020; first term expires in 2024
Former President and CEO of Siemens AG, President of Global Human Health and Member of the Executive Board of Merck & Co., President and CEO of GE Healthcare Bio-Sciences and member of GE’s Corporate Executive Council, CEO and Delegate of the Board of Directors of Renova Management AG. Currently member of the Board of Directors of Telefónica S.A. and CaixaBank S.A. and Chairman of the Supervisory Board of Telefónica Deutschland Holding AG, Non-Executive Director of Thyssen-Bornemisza Group AG and Doha Venture Capital LLC.
Indra Nooyi3)
Born 1955, American
Member of the Supervisory Board since 2021; first term expires in 2025

Former CFO, President, Chairman and CEO of PepsiCo. Currently member of the Board of Directors and Chair of the Audit Committee of Amazon, Inc. Member of the International Board of Advisors of Temasek, member of the Board of Trustees of the Memorial Sloan Kettering Hospital, trustee of the national gallery of art.

Sanjay Poonen1)
Born 1969, American
Member of the Supervisory Board since 2022; first term expires in 2026

Former Chief Operating Officer at VMware and President at SAP. Currently CEO and President of Cohesity and member of the Board of Directors of Snyk.

David Pyott2)4)
Born 1953, British/American
Chairman of the Quality & Regulatory Committee
Member of the Supervisory Board since 2015; third term expires in 2025
Former Chairman and Chief Executive Officer of Allergan, Inc. and former Lead Director of Avery Dennison Corporation. Currently member of the Board of Directors of Alnylam Pharmaceuticals Inc., BioMarin Pharmaceutical Inc. and Pliant Therapeutics. Chairman of the Governing Board of London Business School, member of the Board of Trustees and Executive Committee of the California Institute of Technology, Vice President of the Ophthalmology Foundation and President of the Advisory Board of the Foundation of the American Academy of Ophthalmology.
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
Herna Verhagen2)
Born 1966, Dutch
Member of the Supervisory Board since 2022; first term expires in 2026

Currently CEO of PostNL, member of the Supervisory Board of ING Groep N.V., member of the Supervisory Board of Het Concertgebouw N.V. and member of the Advisory Board of Goldschmeding Foundation.

For a current overview of the Supervisory Board members, see also https://www.philips.com/a-w/about/supervisory-board.html
1)member of the Audit Committee2)member of the Remuneration Committee3)member of the Corporate Governance and Nomination & Selection Committee4)member of the Quality & Regulatory Committee

11Supervisory Board report

Letter from the Chairman of the Supervisory Board

Dear Stakeholder,

2023 was a challenging as well as an encouraging year for Philips, as the company started to deliver on its three-year plan to create value with sustainable impact. Improved operational performance was driven by a strong focus on execution to enhance patient safety and quality, strengthen supply chain reliability, and establish a simplified operating model. The company succeeded in achieving its raised 2023 outlook with strong sales growth, improved profitability, and strong cash flow. All despite the uncertainties brought about by an increasingly volatile geopolitical environment. That said, order intake and the Respironics recall, including litigation and the investigation by the US Department of Justice (DOJ), remain key areas of attention.

The Supervisory Board remains fully committed to its responsibilities to supervise and advise management in leading the company towards a future of progressive value creation with sustainable impact. As we explain in our Report, we spent many sessions in 2023 engaging with the Board of Management and closely and actively reviewing key priority issues and actions to build further momentum and keep Philips on a value creation track for its stakeholders. The main topics discussed were patient safety and quality, supply chain strengthening, the workforce reduction, the new operating model and strategy for future business growth, as well as the composition of the Board of Management and Supervisory Board, the remuneration of the Board of Management, and the succession slate/bench across the organization.

Strengthening patient safety and quality across Philips is the highest priority, and resolving the consequences of the Respironics recall for our patients and customers is a key focus area. We feel encouraged by the progress made on the recall, as the company completes remediation of the sleep devices and strives to finalize remediation of the ventilator devices. Philips is fully committed to complying with the terms of the consent decree agreed with the DOJ, representing the US Food and Drug Administration (FDA), which primarily focuses on Philips Respironics in the US. The consent decree will provide Philips Respironics with a roadmap of defined actions, milestones, and deliverables to demonstrate compliance with regulatory requirements and to restore the business. In 2023, the Supervisory Board spent time on further anchoring patient safety and quality in the organization, and it remains actively involved in the further outstanding steps which are expected to follow in respect of litigation and the investigation by the DOJ. For more information, please refer to Quality & Regulatory and patient safety.

We also discussed developments around the supply chain frequently and in depth – both the external situation and the further improvements planned internally to improve business and financial performance. The progress made in this area has been a strong driver of the company's increased growth.

The Supervisory Board endorses the simplification of Philips’ organizational structure, where the Businesses are leading, supported by the Regions and global Functions, with more focused KPIs. The workforce reduction of approximately 8,000 roles to date, out of the planned reduction of 10,000 roles by 2025, was an impactful and difficult, yet necessary, measure as the company drives a major step-up in productivity, including focusing its R&D activities on fewer, yet more impactful projects. The impact of this reduction became visible in the P&L in 2023. Philips will strive to implement the remaining reductions with due respect for every employee affected and in line with all local rules and regulations.

We welcome the decision by Exor, the Netherlands-based diversified holding company, to become a long-term investor in Philips, supporting the company’s strategy. Their purchase of a 15% shareholding underlines their confidence in Philips’ growth and value potential, and their trust in the leadership, and provides for Exor to nominate one member to our Supervisory Board. We are pleased with the availability of Mr. Benoît Ribadeau-Dumas as Exor nominee, and we will propose his appointment at the upcoming 2024 General Meeting of Shareholders.

We appreciate the support expressed by the shareholders for the current management and direction of Philips. The Supervisory Board has every confidence in CEO Roy Jakobs and his leadership team, as they focus on implementing the plan to create value with sustainable impact for our shareholders and all other stakeholders.

Together with my fellow members of the Supervisory Board, I look forward to providing continued oversight of Philips as the company continues its value creation trajectory and delivers on its purpose of improving people’s health and well-being through meaningful innovation.

Feike Sijbesma
Chairman of the Supervisory Board

Introduction Supervisory Board report

The Supervisory Board supervises, advises and challenges the Board of Management in performing their management tasks as well as setting and executing the strategy of the Philips Group. The members of the Supervisory Board act in the interests of Royal Philips, its businesses and all its stakeholders. This report includes a more speciﬁc description of the Supervisory Board’s activities during the ﬁnancial year 2023 and other relevant information on its functioning.

2023 focus areas and activities of the Supervisory Board

Against the background set forth in the Chairman’s letter above, the Supervisory Board was regularly updated by management on the company’s performance and outlook. The Supervisory Board engaged in discussions with management on improving performance and increasing productivity and agility, by addressing the enhancement of patient safety and accelerating the focus on quality, strengthening the supply chain reliability and establishing a simplified operating model at Philips. Progress, as well as the near-term and longer-term actions on those three priorities were reviewed and monitored by the Supervisory Board.

In this context, the Supervisory Board and management also discussed the external environment in which the company operates, and the impact that the macro-economic outlook has on its performance.

In 2023, the Supervisory Board devoted considerable time to the Respironics recall, as a recurring agenda item for each of its (regular) meetings. The Supervisory Board was kept apprised of the progress made with the repair and replacement program, and in particular discussed and tracked the comprehensive test and research program for the affected CPAP, BiPAP and mechanical ventilator devices. Putting the interest of patients first, the Supervisory Board challenged management to remain focused on keeping patients regularly updated on the status of the repair or replacement of their devices and to accelerate the repair and replacement program where possible, despite operational and supply challenges.

The Supervisory Board was also regularly updated on other aspects of the recall. This includes, amongst other things, the negotiations and preliminary approval of the economic loss class settlement, the ongoing engagements with the FDA and other competent authorities globally, and the discussions with the DOJ, acting on behalf of the FDA, regarding a proposed consent decree. It also includes the criminal and civil investigation opened by the DOJ’s Consumer Protection Branch and Civil Fraud Section, and the US Attorney’s Office for the Eastern District of Pennsylvania to which Philips Respironics is subject and the ongoing class-action lawsuits and individual personal injury claims in which Philips Respironics and other entities are defendants. The Supervisory Board specifically engaged with management on the potential impact of the consent decree as well as the litigation and investigations on the Philips Respironics business, both in North America and the rest of the world, and reviewed its plans to keep on serving patients with affected devices until market re-entry.

Recognizing the importance of patient safety and quality of products and solutions sold by the Philips Group generally, significant time was spent in 2023 on reviewing and tracking progress of the company-wide program Accelerating Patient Safety and Quality to improve and foster a culture, behaviors and a mindset that puts quality and patient safety first. In the context of this program, the Supervisory Board also discussed the process framework for product design and production controls in the company.

As presented on January 30, 2023, the Supervisory Board and the Board of Management together with the Executive Committee interacted on the company’s overall strategy to extend its leadership as a health technology company and its plan to create value with sustainable impact towards 2025 and beyond, based on focused organic growth and scalable innovation with improved execution as the key value driver. This plan is designed to restore Philips' value creation based upon sales growth and improvement of profitability and cash generation by strong focus on execution. It includes, amongst other things, the strategic plans and priorities of each of the Segments and Regions and at Enterprise level. The Supervisory Board engaged in multiple deep dive sessions on the strategy. These interactions led to more detailed strategy plans that were reviewed and signed-off by the Supervisory Board. Each strategic plan is supplemented with milestones and an execution plan to achieve the company’s ambitions. Specific attention was given to the role of China in the strategy moving forward given the dynamics of the China market.

Our oversight over the company’s overall strategy also included the restructuring and other actions designed to improve the operations and performance, to invest in quality, to simplify ways of working, to remove organizational complexity by putting businesses with single accountability in the lead enabled by strong Regions and lean Functions, and to reduce operational expenses in close alignment with the respective works councils and unions and with respect for the impacted employees and their colleagues.

The overview below indicates other key matters that were reviewed and/or discussed during one or more meetings in the course of 2023:

  Capital allocation, including the dividend policy and pay-out and the M&A framework, and specifically the company’s flexibility under its capital structure and credit ratings to pay dividends and to fund capital investments, including share repurchases and other corporate finance initiatives.
  The company’s liquidity position and leverage, including the measures taken to strengthen it in light of the financial performance of the company. These measures include the issue of bonds through the Euro Medium Term Note (EMTN) program to repay the EUR 500 million term loan in August 2023.
  Geopolitical developments and their impact on Philips’ business, in particular the impact of the war in Ukraine, the situation in Russia, and the Israel/Hamas conflict on Philips’ employees and the (potential) implications on continuity of Philips’ business in these countries.
  Regular review of the dashboard, tracking the performance of the 2023 key performance indicators for the Executive Committee versus target.
  Philips’ annual management commitments, including the 2024 key performance indicators for the Executive Committee, the 2024 targets for such key performance indicators, and the annual operating plan for 2024.
  Quality & Regulatory compliance, systems and processes. The Supervisory Board was regularly updated on past and upcoming FDA inspections at various company sites, including the preparations for and outcomes of such inspections. Also, referred to the Report of the Quality & Regulatory Committee.
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
  The terms and conditions of the Relationship Agreement between the company and long-term minority investor Exor.
  Engagements with shareholders and institutional advisory firms on the remuneration for the Board of Management and the negative shareholder vote against the discharge of the Board of Management at the 2023 Annual General Meeting of Shareholders. Refer to the Letter from the Remuneration Committee Chair below for more information.
  The revised Remuneration Policy for the Board of Management and the revised Remuneration Policy for the Supervisory Board, to be proposed for adoption at the upcoming 2024 Annual General Meeting of Shareholders. Refer to the Letter from the Remuneration Committee Chair below for more information.
  Continuous succession planning for the Supervisory Board, as well as for the Board of Management and Executive Committee, including the re-appointment of Abhijit Bhattacharya as member of the Board of Management for a 2-year term at the 2023 Annual General Meeting of Shareholders, and the appointments of Steve C de Baca, Jeff DiLullo, Julia Strandberg and Heidi Sichien as members of the Executive Committee.
  The company’s People strategy and priorities, employee engagement and retention of employees, review of talent management, leadership and talent development, leadership culture, inclusion and diversity.
  Evaluation of the Board of Management and the Executive Committee based on the achievement of specific group and individual targets approved by the Supervisory Board at the beginning of the year, as well as the assessment of the main findings and conclusions of the evaluation and the related follow-up.
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
  The agenda for the 2023 Annual General Meeting of Shareholders (held on May 9, 2023) and the proposed agenda for the upcoming 2024 Annual General Meeting of Shareholders (to be held on May 7, 2024).
  The re-appointment of Ernst & Young Accountants LLP as the company’s external auditor for a term of one year, starting on January 1, 2024, as well as the appointment of Price Waterhouse Coopers LLP as the company’s external auditor for a term of 4 years starting on January 1, 2025, both at the 2023 Annual General Meeting of Shareholders.
  The market environment for global M&A activities that offered limited opportunities in 2023 driven by growing macro-economic challenges, inflationary pressure and rising interest rates, as well as the company’s selective approach towards M&A going forward and the (business) performance of companies previously acquired by the company.

The Supervisory Board conducted four dedicated dialogues on Philips' positioning in the market and versus its competitors. Subsequently, the Supervisory Board ’deep dived’ into the overall Philips strategy and the strategy and performance of:

  The Diagnostic Imaging, Enterprise Informatics, Personal Health businesses; and
  Philips Greater China Region, including market trends, business performance and key strategic and transformation initiatives and priorities.

The Supervisory Board reviewed Philips’ annual and interim financial statements, including information related to ESG, prior to publication.

Supervisory Board meetings and attendance

In 2023, the members of the Supervisory Board convened for seven regular meetings and four extraordinary meetings. Moreover, the Supervisory Board members collectively and individually interacted with members of the Board of Management, with members of the Executive Committee and with senior management outside the formal Supervisory Board meetings. The Chairman of the Supervisory Board and the CEO frequently had bilateral discussions about the company’s progress on a variety of matters.

The Supervisory Board meetings were well attended in 2023. All Supervisory Board members were present during the Supervisory Board meetings in 2023. The committees of the Supervisory Board also convened regularly (see the separate reports of the committees below) and the committees reported back on their activities to the full Supervisory Board. In addition, the Supervisory Board and Committees held private meetings. The members of the Supervisory Board concluded that they devoted sufficient time to engage (proactively if the circumstances so required) in their supervisory responsibilities.

In March 2023, a Supervisory Board member visited the European Congress of Radiology in Vienna, Austria. In June 2023, the Supervisory Board members visited Philips’ Image Guided Therapy-Devices site in Plymouth, Minnesota, USA. In the course of 2023, various Supervisory Board members visited Philips’ Diagnosis & Treatment manufacturing site in Best, the Netherlands.

Supervisory Board: composition, diversity and self-evaluation

The Supervisory Board is a separate corporate body that is independent of the Board of Management and the company. Its independent character is also reﬂected in the requirement that members of the Supervisory Board can be neither a member of the Board of Management nor an employee of the company. The Supervisory Board considers all its members (i.e. 100%) to be independent under the Dutch Corporate Governance Code. Furthermore, the members of its Audit Committee are independent under the rules of the US Securities and Exchange Commission, applicable to the Audit Committee.

The Supervisory Board currently consists of 10 members. Effective as per (the end of) the 2023 Annual General Meeting of Shareholders, David Pyott was re-appointed for a term of two years and Liz Doherty was re-appointed for a term of four years. The agenda for the upcoming 2024 Annual General Meeting of Shareholders will include proposals to re-appoint Feike Sijbesma and Peter Löscher as members of the Supervisory Board. The agenda will also include the proposal to appoint Benoît Ribadeau-Dumas as new member of the Supervisory Board, who will be nominated pursuant to the commitment of Exor N.V. to be a long-term minority investor in Philips and its right to propose one member to the Supervisory Board. We are very pleased with the availability of Mr. Benoît Ribadeau-Dumas and welcome him as new member of our Board (subject to his appointment at the 2024 AGM).

The Supervisory Board attaches great value to diversity in its composition and has adopted a Diversity Policy for the Supervisory Board, Board of Management and Executive Committee. For more information on the Diversity Policy, please refer to Report of the Corporate Governance and Nomination & Selection Committee. The Supervisory Board spent time in 2023 considering its composition, as well as the composition of the Executive Committee (including the Board of Management), taking into account the criteria set forth in the Diversity Policy.

The composition of the Supervisory Board furthermore follows its profile (which was updated in early 2023), as included in the Rules of Procedure of the Supervisory Board. The profile aims for an appropriate combination of knowledge and experience among the members of the Supervisory Board, encompassing general management, international business, environmental, social and governance (ESG) and sustainability, (consumer) health and medical technology, quality and regulatory, finance and accounting, human resources, manufacturing and supply chain, information technology and digital, marketing, and governmental and public affairs, all in relation to the global character of Philips’ businesses. The Supervisory Board also aims for having members with different nationalities and (cultural) backgrounds, working experiences or otherwise diverse qualities, as well as one or more members with an executive or similar position in business or society no more than five years ago. The composition of the Supervisory Board shall furthermore be in accordance with the Dutch Corporate Governance Code best practice provisions on independence, and each member of the Supervisory Board shall be capable of assessing the broad outline of the overall policy of the company. The size of the Supervisory Board may vary as it considers appropriate to support its profile.

Any (re-)appointments of members of the Supervisory Board must meet the gender quota, in accordance with Dutch law, requiring that at least one-third of the supervisory board members are women and at least one-third are men. (For calculation purposes, a total number of board members that cannot be divided by three, must be rounded up to the next number that can be divided by three.) Currently, the statutory quota is met, as out of ten Supervisory Board members, four members are female and six members are male.

In 2023, each member of the Supervisory Board completed a questionnaire to verify compliance with the applicable corporate governance rules and the Rules of Procedure of the Supervisory Board. The outcome of this survey was satisfactory.

An independent external party facilitated the 2023 self-evaluation process for the Supervisory Board and its committees. This included drafting and submitting relevant questionnaires, interviewing members of the Supervisory Board and aggregating and reporting on the results. The members of the Board of Management also provided their input. The questionnaires covered various topics such as composition, size, skills and experience, geographical coverage and diversity of the Supervisory Board, dynamics and focus of the meetings of the Supervisory Board, the effectiveness of the Supervisory Board’s oversight of various aspects such as strategy, business performance, risk management, succession planning and people, and engagement with management. All members of the Supervisory Board were invited to share recommendations to improve the Supervisory Board’s functioning and ways of working going forward. Furthermore, the performance of the Chairman, the other Supervisory Board members individually, and of the Supervisory Board’s committees was evaluated separately.

The reports on the results of the evaluation were discussed in a meeting of the Supervisory Board. The results of the self-evaluation indicated that the Supervisory Board is a well-functioning team of appropriate size that benefits from different expertise, diversity, and international geographical representation. The meetings and meeting dynamics were rated positively with good interactions, discussions and feedback and a strong relationship with management, and suggestions were made to further improve meeting efficiency. Board members also noted the importance of being challenged constructively and of the need to maintain a collective understanding of priorities and options for any relevant matters. The composition of the Supervisory Board and its succession plan is considered adequate. Already anticipating the expiry of the third term of appointment of Mr. Pyott in 2025, the Supervisory Board is tasked with identifying a candidate with equivalent MedTech expertise. In addition, attracting candidates with expertise in artificial intelligence will be part of the Supervisory Board’s succession planning. Supervisory Board members further noted the potential benefit from getting external views from various stakeholders, such as Exor, regulators, suppliers, employees, patients, and investors, to enhance its oversight and decision-making. Finally, the Supervisory Board members confirmed a number of current focus areas, such as Patient Safety and Quality, senior executive succession planning, strategy execution and value creation. Early 2024, the Chairman of the Supervisory Board had several meetings with individual members of the Supervisory Board to discuss ways to further enhance the functioning of the Supervisory Board and its individual members going forward. The Chairman also discussed the evaluation of his own functioning with the Vice-Chairman.

Supervisory Board composition

	Feike Sijbesma	Paul Stoffels	Chua Sock Koong	Liz Doherty	Marc Harrison	Peter Löscher	Indra Nooyi	Sanjay Poonen	David Pyott	Herna Verhagen
Year of birth	1959	1962	1957	1957	1964	1957	1955	1969	1953	1966
Gender	Male	Male	Female	Female	Male	Male	Female	Male	Male	Female
Nationality	Dutch	Belgian	Singaporean	British/Irish	American	Austrian	American	American	British/American	Dutch
Initial appointment date	2020	2018	2021	2019	2018	2020	2021	2022	2015	2022
Date of (last) (re-)appointment	n/a	2022	n/a	2023	2022	n/a	n/a	n/a	2023	n/a
End of current term	2024	2026	2025	2027	2026	2024	2025	2026	2025	2026
Independent	yes	yes	yes	yes	yes	yes	yes	yes	yes	yes
Committee memberships1)	RC & CGNSC	RC & CGNSC	AC	AC	QRC	AC & QRC	CGNSC	AC	RC & QRC	RC
Attendance at Supervisory Board meetings	(11/11)	(11/11)	(11/11)	(9/11)	(11/11)	(10/11)	(11/11)	(10/11)	(10/11)	(11/11)
Attendance at committee meetings	RC (8/8) CGNSC (6/6)	RC (8/8) CGNSC (6/6)	AC (6/6)	AC (6/6)	QRC (4/4)	AC (6/6) QRC (4/4)	CGNSC (6/6)	AC (6/6)	RC (7/8) QRC (4/4)	RC (8/8)
General management	yes	yes	yes	yes	yes	yes	yes	yes	yes	yes
International business	yes	yes	yes	yes	yes	yes	yes	yes	yes	yes
ESG & sustainability	yes					yes	yes			yes
(Consumer) health and medical technology	yes	yes		yes	yes	yes			yes
Patient safety, quality & regulatory and product development		yes			yes	yes			yes
Finance and accounting	yes	yes	yes	yes	yes	yes	yes	yes	yes	yes
Human Resources	yes	yes	yes		yes	yes	yes	yes	yes	yes
Manufacturing and supply chain	yes	yes		yes		yes	yes
Information technology and digital	yes	yes	yes	yes	yes	yes	yes	yes		yes
Marketing	yes	yes				yes	yes	yes	yes	yes
Governmental and public affairs	yes	yes	yes	yes	yes	yes	yes			yes
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

Financial statements 2023

The financial statements of the company for 2023, as presented by the Board of Management, have been audited by Ernst & Young Accountants LLP, the independent external auditor appointed by the General Meeting of Shareholders. We have approved these financial statements, and all individual members of the Supervisory Board have signed these documents (as did the members of the Board of Management).

Finally, we would like to express our thanks to the members of the Board of Management, the Executive Committee and all other employees for their continued contribution throughout 2023.

The Supervisory Board

Feike Sijbesma
Paul Stoffels
Chua Sock Koong
Liz Doherty
Marc Harrison
Peter Löscher
Indra Nooyi
Sanjay Poonen
David Pyott
Herna Verhagen

11.1Report of the Corporate Governance and Nomination & Selection Committee

The Corporate Governance and Nomination & Selection Committee is chaired by Feike Sijbesma. Its other members are Paul Stoffels and Indra Nooyi. The Committee is responsible for the review of the overall corporate governance, the selection criteria and appointment procedures for the Board of Management, the Executive Committee, certain other key management positions, as well as the Supervisory Board.

In 2023, the Corporate Governance and Nomination & Selection Committee held six meetings and all Committee members attended these meetings.

The Committee devoted time to the appointment or reappointment of candidates to fill current and future vacancies on the Supervisory Board. Following those consultations, it prepared decisions and advised the Supervisory Board, which resulted in the re-appointments of David Pyott and Liz Doherty as members of the Supervisory Board at the 2023 Annual General Meeting of Shareholders. This also resulted in the proposals to re-appoint Feike Sijbesma and Peter Löscher as members of the Supervisory Board, and to appoint Exor nominee Benoît Ribadeau-Dumas as new member of the Supervisory Board at the upcoming 2024 Annual General Meeting of Shareholders.

Under its responsibility for the selection criteria and appointment procedures for Philips’ senior management, the Committee reviewed the functioning of the Board of Management and its individual members, the Executive Committee succession plans and emergency candidates for key roles in the company. The review and evaluation consists of periodical performance review meetings with the individual members of the Board of Management and the Executive Committee, and evaluation of the results of these meetings by the Committee. The main findings and conclusions from these reviews were also shared with the Supervisory Board and the Remuneration Committee, and were taken into account in the performance evaluation of the Board of Management and Executive Committee members and the selection of succession candidates. Reference is made to 2023 Annual Incentive, setting out the performance review of the Board of Management members by the Remuneration Committee.

The Committee devoted time in 2023 to the selection and/or appointment of candidates to fill other current and future vacancies on the Board of Management and the Executive Committee. This resulted in the re-appointment, at the 2023 Annual General Meeting of Shareholders, of Abhijit Bhattacharya for a two-year’s term to his tenure as CFO that started in 2015, thereby ensuring continuity and enabling a smooth succession process in parallel. The Committee’s work furthermore resulted in appointments of four new members of the Executive Committee: Steve C. de Baca and Jeff DiLullo were appointed, effective February 6, 2023, as Chief Patient Safety & Quality Officer and Chief Market Leader of Philips North America, respectively. Furthermore, Julia Strandberg was appointed as the Chief Business Leader of the Connected Care segment, effective April 24, 2023, and Heidi Sichien was appointed as Chief People Officer, effective August 1, 2023. Philips expects to announce a new leader for its Precision Diagnosis business in 2024, which business is currently under the temporarily extended leadership of Bert van Meurs (Chief Business Leader for the Image Guided Therapy business).

With respect to corporate governance matters, the Committee discussed developments around the revised Dutch Corporate Governance Code, relevant legislation under consideration in the Netherlands and the regulatory regimes around disclosure requirements related to ESG. Finally, the Committee reviewed the Charter of the Corporate Governance and Nomination and Selection Committee and concluded it remains appropriate.

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

The Diversity Policy includes the Supervisory Board’s aim that the Board of Management and the Executive Committee comprise members with different nationalities and (cultural) backgrounds, working experiences or otherwise diverse qualities. Effective 2022, Dutch law requires listed companies to set appropriate and ambitious gender diversity targets for the Board of Management and for a management level of a seniority to be determined by the company. To this end, the Diversity Policy includes the Supervisory Board’s aim that at least one-third of the members of each of the Board of Management and the Executive Committee are women and at least one-third are men. For more information, please refer to Diversity, Inclusion and Well-Being.

11.2Report of the Remuneration Committee

11.2.1Letter from the Remuneration Committee Chair

Dear Stakeholder,

On behalf of the Remuneration Committee, I am pleased to report on the Committee’s activities in 2023 and to present the 2023 Remuneration Report, providing a comprehensive overview of the remuneration paid and owed to the individual members of the Board of Management and the Supervisory Board, respectively, in the financial year 2023.

Company performance in 2023 and incentive plan realization

2023 was a challenging as well as an encouraging year for Philips, as the company started to deliver on its three-year plan to create value with sustainable impact. Improved operational performance was driven by a strong focus on execution to enhance patient safety and quality, strengthen supply chain reliability, and establish a simplified operating model. The company succeeded in achieving its raised 2023 outlook with strong sales growth, improved profitability, and strong cash flow. All despite the uncertainties brought about by an increasingly volatile geopolitical environment. That said, order intake and the Respironics recall, including litigation and the investigation by the US Department of Justice, remain key areas of attention. Please refer to Financial performance and Environmental, Social and Governance of our 2023 Annual Report for a detailed review of the company’s financial performance and its ESG performance in the year 2023.

For the awards granted under our Long-Term Incentive Plan in 2021, the company performance resulted in a realization significantly above target for the sustainability objectives. For the relative TSR and adjusted EPS metrics in our Long-Term Incentive Plan, however, there was a below-threshold realization based on the performance since the start of the performance period in 2021. In respect of the financial metrics 2023 Annual Incentive, performance was also significantly above target. Nevertheless, to acknowledge the decrease in order intake in 2023, the Supervisory Board decided (upon the proposal of the Remuneration Committee) to lower the Annual Incentive payout. Please refer to our 2023 Remuneration Report for more details.

Other remuneration matters prepared by the Remuneration Committee

Considering the fact that 2022 had been a disappointing year for Philips, the Supervisory Board followed the proposal of the Remuneration Committee to not apply any base salary increases for the members of the Board of Management during the 2023 compensation review in April 2023.

During the Annual General Meeting of Shareholders held in May 2023, our Chief Financial Officer Abhijit Bhattacharya was re-appointed, adding a two-year’s term to his tenure as CFO that started in 2015, thereby ensuring continuity and enabling a smooth succession process in parallel. The company and Mr Bhattacharya entered into a new service agreement that was prepared by the Remuneration Committee and published on the company’s website.

Proposed 2024 Remuneration Policies for the Board of Management and for the Supervisory Board

Starting in May 2023, the Remuneration Committee carried out a review of the Remuneration Policy and the Long-Term Incentive Plan for the Board of Management, and the Remuneration Policy for the Supervisory Board. Dutch law requires the renewal of our policies at least every four years, and we also considered this a good opportunity to test the alignment of our policies with our company’s strategy, to review how they compare to market practice and to ensure our compliance with updated regulatory and corporate governance requirements. Building on our stakeholder engagements during the past years, we engaged with stakeholders through a dedicated remuneration roadshow and other interactions to solicit their feedback on, and support for the proposals. This process resulted in the proposals to adopt an amended Remuneration Policy for the Board of Management and an amended Remuneration Policy for the Supervisory Board, respectively, that will be submitted for adoption at the upcoming Annual General Meeting of Shareholders to be held on May 7, 2024. Upon convocation of the 2024 AGM (in March 2024), the proposals will be published on our website and the main changes following from these proposals, compared to each of the current 2020 Remuneration Policies, as well as other relevant information will be explained in the explanatory notes to the relevant agenda items. Please note that, subject to their adoption, the 2024 Remuneration Policies will have retrospective effect for the full year 2024, and for that reason our 2023 Remuneration Report includes certain ex-ante disclosures in respect of the performance metrics for the 2024 Annual Incentive and 2024 Long-Term Incentive.

The composition of the Remuneration Committee and its activities

The Remuneration Committee is chaired by Paul Stoffels. Its other members are David Pyott, Herna Verhagen and Feike Sijbesma. The Committee is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Executive Committee, as well as the policies governing this remuneration. In performing its duties and responsibilities, the Remuneration Committee is assisted by an external consultant and an in-house remuneration expert. For a full overview of the responsibilities of the Committee, please refer to the Charter of the Remuneration Committee, as set forth in Chapter 3 of the Rules of Procedure of the Supervisory Board (which are published on the company’s website). Our annual Remuneration Committee cycle enables us to have an effective decision-making process supporting the determination, review and implementation of the Remuneration Policy. The Committee met eight times in 2023. All Committee members were present during these meetings.

I look forward to presenting our 2023 Remuneration report and our proposals for the renewed 2024 Remuneration Policies at our upcoming Annual General Meeting of Shareholders.

On behalf of the Remuneration Committee,

Paul Stoffels
Chairman of the Remuneration Committee

11.2.2Remuneration report 2023

In this Remuneration Report, the Supervisory Board provides a comprehensive overview, in accordance with article 2:135b of the Dutch Civil Code, of the remuneration paid and owed to the individual members of the Board of Management and the Supervisory Board, respectively, in the financial year 2023. The report will also be published as a stand-alone document on the company’s website after the 2024 Annual General Meeting of Shareholders, the agenda of which will include an advisory vote on this Remuneration Report.

Board of Management

Summary of 2020 Remuneration Policy

The Remuneration Policy and Long-Term Incentive Plan for the Board of Management have been adopted and approved, respectively, by the Annual General Meeting of Shareholders 2020, which took place on April 30, 2020.

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

President & CEO On-target: 100% Maximum: 200% of Annual Base Compensation. Other BoM members On-target: 80% Maximum: 160% of Annual Base Compensation.
Long-Term Incentive

Our Long-Term Incentives form a substantial part of total remuneration, with payouts contingent on achievement of challenging EPS targets, relative TSR performance against a high-performing peer group and sustainability objectives that are directly aligned with our purpose to make the world healthier and more sustainable through innovation.

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
  Defined Contribution plan with fixed contribution (applicable to all executives in the Netherlands – capped at EUR 128,810).
  Gross allowance of 25% of annual base compensation exceeding EUR 128,810.
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

Philips Group

Quantum Peer Group

2023

European companies		Dutch companies	US companies
Alcon	Reckitt Benckiser	Ahold Delhaize	Baxter
BAE Systems	Roche	AkzoNobel	Becton Dickinson
Capgemini	Rolls-Royce	ASML	Boston Scientific
Ericsson	Safran	Heineken	Danaher
Fresenius Medical Care	Siemens Healthineers		Medtronic
GlaxoSmithKline	Smith & Nephew		Stryker
Nokia	Thales

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

Philips Group

TSR Performance Peer Group

2023

US companies	European companies	Japanese companies
Baxter	Alcon	Canon
Becton Dickinson	Elekta	Terumo
Boston Scientific	Fresenius Medical Care
Danaher	Getinge
GE Healthcare	Reckitt Benckiser
Hologic	Siemens Healthineers
Johnson & Johnson	Smith & Nephew
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

Philips Group

Contract terms for current members

2023

end of term
Roy Jakobs	AGM 2026
Abhijit Bhattacharya	AGM 2025
Marnix van Ginneken	AGM 2025

11.2.3Remuneration of the Board of Management in 2023

The Supervisory Board has determined the 2023 pay-outs and awards to the members of the Board of Management, upon the proposal of the Remuneration Committee, in accordance with the 2020 Remuneration Policy and the 2020 LTI Plan. In addition, the Supervisory Board has determined the 2023 vesting of the 2021 LTI grant, of which the performance period ended on December 31, 2023. This was done in accordance with the LTI Plan as approved during the 2020 Annual General Meeting of Shareholders.

The Remuneration Committee annually conducts a scenario analysis. This includes the calculation of remuneration under different scenarios, whereby different Philips performance assumptions and corporate actions are examined. The Supervisory Board concluded that the relationship between the strategic objectives and the chosen performance criteria for the 2023 Annual Incentive, as well as for the 2021 LTI, were adequate.

Annual Base Compensation

The annual base compensation of the members of the Board of Management has been reviewed as part of the regular remuneration review. No increase was applied to acknowledge the disappointing company performance in 2022 and to reflect the limited budget available for the annual compensation review for the wider population. As a result, the annual base compensation of Roy Jakobs, Abhijit Bhattacharya and Marnix van Ginneken remained unchanged in 2023.

2023 Annual Incentive

The Annual Incentive performance has been assessed based on company financial results as well as individual results. Details are as follows:

Company financial results (80% weighting)

In line with the Remuneration Policy, the company sets financial targets in advance of the year for all members of the Board of Management. For the year 2023, the financial targets set at Group level cover Comparable Sales Growth*), Adjusted EBITA*) and Free Cash Flow*). The realized performance for all three metrics was above target. Realized performance levels presented in the table below include the financial impact connected with the Respironics consent decree, and excluding this impact the Comparable Sales Growth*) and Adjusted EBITA*) would have been 7.0% and 10.5% respectively. Reviewing these performance levels, the Supervisory Board decided to apply two downward adjustments. First, to acknowledge the decrease in comparable order intake reported over 2023, the Supervisory Board lowered the payout on the Comparable Sales Growth metric from 200% to 175% of target . Second, to account for the upward effect on Adjusted EBITA resulting from excluding the financial impact connected with the proposed Respironics consent decree, the Supervisory Board also lowered the payout from 180% to 175% of target for this metric (corresponding to an Adjusted EBITA performance of 10.5% which excludes the financial impact referred to).

Financial performance metric	Weighting as % of target Annual Incentive	Assessment of performance					Weighted pay-out as % of target Annual Incentive
		threshold performance	target performance	maximum performance	realized performance	resulting payout as % of target
Comparable Sales Growth1)	30%	0.0%	1.5%	3.5%	6.0%	175.0%	52.5%
Adjusted EBITA margin1)	30%	7.5%	9.0%	11.0%	10.6%	175.0%	52.5%
Free Cash Flow1)	20%	571	871	1,171	1,582	200.0%	40.0%
Total	80%						145.0%
1)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.
Individual targets based on area of responsibility (20% weighting)

The individual performance criteria and assessment targets set at the beginning of the year have been disclosed in the following table. To determine the payout levels for the individual goals, the Supervisory Board typically applies a holistic assessment as to the performance against the set goals as well as the relative weighting of the goal categories. These relative weightings are not in all cases equal, but such that any goal category remains relevant and aligned with the strategic priorities for the year.

Board of Management Member	Individual Performance criteria	Assessment of performance	Weighted pay-out as% of target Annual Incentive
Roy Jakobs	Strategy execution	On track to deliver on plan to create value with sustainable impact Strong progress made on establishing a simplified, more agile operating model and generating productivity savings	22.0%
	Quality & operational excellence	Delivered on the targeted reduction of Quality Management Systems to increase focus, reduce complexity, and minimize risk Progress made on the Patient Safety & Quality culture and mindset
People & organization

  Employee engagement within target range, showing significantly step-up in the year, however behind on target and high-performance norms

  Progress made on driving the broader talent agenda, with a strong focus on ExCo successor identification and development. This resulted in two internal ExCo appointments and two external ExCo appointments.

	Customer results	Significant step-up achieved in on-time delivery of orders as per customer expectations
	ESG/Sustainability	Delivered ahead of annual ESG targets, advancing towards the Philips 2025 ESG commitments
Abhijit Bhattacharya	Strategy execution	On track to deliver on our plan to create value with sustainable impact Significant results delivered from Cash program Strong progress made on establishing a simplified, more agile operating model and generating productivity savings	21.0%
	Quality & operational excellence	Delivered on the targeted reduction of Quality Management Systems to increase focus, reduce complexity, and minimize risk Progress made on the Patient Safety & Quality culture and mindset
	People & organization	Employee engagement within target range, showing significantly step-up in the year, however behind on target and high-performance norms Progress made on succession planning for own scope
	Customer results	Significant step-up achieved in on-time delivery of orders as per customer expectations
	ESG/Sustainability	Delivered ahead of annual ESG targets, advancing towards the Philips 2025 ESG commitments
Marnix van Ginneken	Strategy execution	On track to deliver on our plan to create value with sustainable impact Strong progress made on establishing a simplified, more agile operating model and generating productivity savings	23.0%
	Quality & operational excellence	Delivered on the targeted reduction of Quality Management Systems to increase focus, reduce complexity, and minimize risk Progress made on the Patient Safety & Quality culture and mindset
People & organization

  Employee engagement within target range, showing significantly step-up in the year, however behind on target and high-performance norms

  Strong progress made on building succession pipeline for own scope

	Customer results	Strong performance on managing litigation with major legal cases under management and settlement reached in US economic loss class action
	ESG/Sustainability	Delivered ahead of annual ESG targets, advancing towards the Philips 2025 ESG commitments

Overall, this leads to the following total Annual Incentive realization:

Annual Incentive realization 2023

in EUR unless otherwise stated

	Annual incentive opportunity		Realized annual incentive
	Target as a % of base compensation	Target Annual Incentive	Financial performance (weighted pay-out %)	Individual performance (weighted pay-out %)	Payout as % of target Annual Incentive1)	Realized annual incentive
Roy Jakobs	100%	1,200,000	145.0%	22.0%	167.0%	2,004,480
Abhijit Bhattacharya	80%	648,000	145.0%	21.0%	166.0%	1,075,939
Marnix van Ginneken	80%	504,000	145.0%	23.0%	168.0%	846,922
1)Note that figures may not add up due to rounding.
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

2024 Annual Incentive

This section presents incentive performance metrics under the proposed 2024 Remuneration Policy for the Board of Management. In the event that the proposed 2024 Remuneration Policy would not be adopted by the 2024 AGM, the current 2020 Remuneration Policy would continue to apply.

In the proposed 2024 Remuneration Policy, the weighting of the non-financial element has increased to 30% (from 20%) and, correspondingly, the weighting of the financial element has decreased to 70% (from 80%). This change reflects the increased relative importance of factors relating to strategic priorities (such as patient safety and quality, supply chain reliability, and a simplified operating model), as well as our Environmental, Social and Governance (ESG) performance.

Financial element (70% weighting):

For the year 2024, the following financial performance metrics are selected to ensure alignment with the key (strategic) priorities in the year:

  25% weighting: Comparable Sales Growth*)
  25% weighting: Adjusted EBITA*) margin
  20% weighting: Free Cash Flow*)
Non-Financial element (30% weighting):

At the start of each year, two to four performance categories are selected from the following list, whereby each selected category receives an equal weighting:

  Patient Safety & Quality
  Customer
  Strategy and Execution
  ESG

For each selected category, one or more performance objectives are determined at the start of the year for each of the members of the Board of Management.

For the year 2024, the following categories and objectives are selected to ensure alignment with the key (strategic) priorities in the year:

Performance category	Performance objective	Applicable for	Weighting	Measurement description
Patient Safety & Quality	Drive Patient Safety & Quality as highest priority in the organization	All members of Board of Management	7.5%

This objective measures delivery on our company-wide program to strengthen our Patient Safety & Quality culture, capabilities and performance. Additionally, we measure the progress on the Respironics recall and delivery of the proposed consent decree commitments.

Customer	Improve customer experience	Roy Jakobs; Abhijit Bhattacharya	7.5%	This objective is measured by the improvement of the customer NPS.
	Improve supply chain reliability	Roy Jakobs		This objective is measured by the on-time delivery of orders as per customer expectations.
	Improve financial forecasting	Abhijit Bhattacharya		Deliver Reliable Forecast as per plan.
	Manage legal issues	Marnix van Ginneken		Develop and manage litigation strategy and potential liabilities.
Strategy and Execution	Drive focused strategy to win in the market	Roy Jakobs	7.5%	This objective measures delivery on our value creation plan and market share gain.
		Abhijit Bhattacharya		This objective measures delivery on our value creation plan and delivery on cash program and productivity targets.
		Marnix van Ginneken		This objective measures delivery on our value creation plan and delivery on legal & compliance commitments as per plan.
	Establish simplified, more agile operating model	All members of Board of Management		This objective measures delivery on the operating model simplification and our headcount reduction plan.
ESG	Deliver on ESG Commitments	All members of Board of Management	7.5%

This objective measures:

- Performance on our ESG index (which includes various elements such as emission- and diversity targets)

- Our employee engagement score

- Talent and succession development of senior roles in the organization

*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

2021 Long-Term Incentive

The 3-year performance period of the 2021 LTI grant, consisting of performance shares, ended on December 31, 2023. The realization of this grant is based on TSR achievement, adjusted EPS growth and sustainability objectives. The following performance achievement and vesting levels have been determined by the Supervisory Board in respect of the 2021 grant of performance shares:

Philips Group

Performance achievement and vesting levels

	achievement	weighting	vesting level
TSR	0.0%	50.0%	0.0%
EPS	0.0%	40.0%	0.0%
Sustainability objectives	175.0%	10.0%	17.5%
Total			17.5%
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

Philips Group

Performance-incentive zone for TSR

in %

Position	20-14	13	12	11	10	9	8	7	6	5-1
Vesting %	0	60	80	90	100	120	140	160	180	200

The TSR achieved by Philips during the performance period was -51.10%, using a start date of October 2020 and end date of December 2023. This resulted in Philips being positioned at rank 20 in the TSR performance peer group shown in the following table, resulting in a TSR achievement of 0%.

Following Oracle’s acquisition of Cerner (completed June 2022), the Supervisory Board adopted the approach of recognizing Cerner’s performance through the delisting date. As a proxy for future performance, reinvestment in an index of the remaining 19 peer companies was assumed (effectively retaining a peer group of 20 companies).

TSR results LTI Plan 2021 grant: (51.10%)

	total return	rank number
Canon	119.99%	1
General Electric	109.08%	2
Boston Scientific	48.10%	3
Siemens Healthineers	35.00%	4
Stryker	28.06%	5
Getinge	18.79%	6
Alcon	16.73%	7
Johnson & Johnson	12.57%	8
Cerner	11.12%	9
Becton Dickinson	10.29%	10
Terumo	8.71%	11
Danaher	7.33%	12
Hologic	(1.37)%	13
Reckitt Benckiser	(11.46)%	14
Elekta	(20.67)%	15
ResMed	(21.05)%	16
Medtronic	(24.84)%	17
Smith & Nephew	(27.58)%	18
Fresenius Medical	(45.30)%	19
Philips	(51.10)%	20
Adjusted EPS growth (40% weighting)

The LTI Plan EPS payouts and targets set at the beginning of the performance period were as follows:

Philips Group

LTI Plan EPS payouts

	Below threshold	Threshold	Target	Maximum	Actual
LTI plan EPS (euro)	<1.38	1.38	1.54	1.72	0.26
Vesting %	0%	40%	100%	200%	0%

In respect of the 2021 LTI grant, the LTI plan EPS is calculated based on a reported net income attributable to shareholders divided by the number of common shares outstanding (after deduction of treasury shares) on the day prior to the beginning of the performance period (to eliminate the impact of any share buyback, stock dividend, etc.), resulting in an EPS of EUR (0.50). Furthermore, as per the 2020 LTI Plan, the LTI Plan EPS includes adjustments to account for events that were not planned when targets were set or were outside management’s control such as the profit and loss impact of acquisitions and divestments (balance is neutral), the profit and loss impact of unhedged foreign exchange variations versus plan (positive adjustment) and the profit and loss impact of legacy legal proceedings (positive impact). Overall, this resulted in an LTI Plan EPS of EUR 0.26 based on adjusted net income from continuing operations, leading to a realization of 0% of target.

Philips Group

LTI Plan EPS realization

in millions of EUR unless otherwise stated

	Net income	EPS (euro)
Income from continuing operations attributable to shareholders	(456)	(0.50)
Profit and loss impact of:
- Acquisitions and divestitures 1)	1	0.00
- Foreign exchange variations versus plan 2)	60	0.07
- Legacy legal proceedings 3)	628	0.69
Adjusted net income from continuing operations	234	0.26
1)Profit and loss impact of acquisitions and divestments made after the start of the performance period is excluded.2)Impact of variations of unhedged volatile currencies compared to the performance period plan.3)Costs include the provision of EUR 575 million for the settlement to resolve all economic loss claims in the US Multidistrict Litigation (MDL) related to Philips Respironics’ voluntary recall of certain sleep and respiratory care devices and legal fees related to the recall. The adjustment also includes legal releases.
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

At the beginning of the performance period, challenging target ranges are set for each of the five objectives. Based on a point-to-point method, performance achievement is measured at the end of the performance period (i.e., 3 years) versus the beginning of the performance period. The vesting level is determined based on the following scheme:

No. of measures achieved on or above target	Vesting %
1	0%
2	0%
3	50%-100%
4	100%-150%
5	150%-200%

The realized performance is described in the following table. As five out of five objectives are achieved within or better than target range, the vesting % lies between 150% and 200% of target. Based on the overall performance of the five objectives, the Supervisory Board has assessed that a vesting level of 175% would reflect an appropriate positioning within the target range.

For more information on the realized performance on all five objectives please refer to our Environmental, Social and Governance.

Sustainability category	Underlying objective	Target range	realized performance
Ensure healthy lives and promote well-being for all at all ages (SDG3) Lives Improved	Targeted # of Lives Improved in year 31)	1,517 – 1,695 million	1,880 million	Better than target range
Ensure sustainable consumption and production patterns (SDG12) Circularity	Targeted circular revenue in year 32)	15.0% – 20.1%	20.0%	Within target range
	Targeted waste to landfill in year 33)	3.5% – 0.1%	0.0%	Better than target range
	Targeted closing the loop in year 34)	20.0% – 28.5%	20.5%	Within target range
Take urgent action to combat climate change and its impacts (SDG13) Carbon footprint	Targeted CO2 equivalent (in Kilo Tonnes) in year 3	640 – 574 Ktonnes CO2	418 Ktonnes CO2	Better than target range
1)Lives Improved by Philips products, solutions and services and care to those in underserved markets.2)Revenue from products, services and solutions contributing to circularity (e.g. optimizing and re-using materials)3)Avoiding production of waste materials.4)Taking back healthcare equipment.

2024 Long-Term Incentive

This section presents incentive performance metrics under the proposed 2024 Remuneration Policy for the Board of Management. In the event that the proposed 2024 Remuneration Policy will not be adopted by the 2024 AGM, the current 2020 Remuneration Policy will continue to apply.

The 2024 Long-Term Incentive grant remains to consist of 100% performance shares of which vesting is subject to performance over a period of 3 years. We have broadened the sustainability perspective to the full Environmental, Social and Governance ('ESG') spectrum, and subsequently increased the weighting of the ESG performance metric from 10% to 20%. By doing so, we aim to reflect the importance of ESG to our company and its increasing relevance to our stakeholders (as a strategic matter and in the context of our risk management), and to incentivize management’s focus on our policy objective to deliver superior, long-term value to our stakeholders, while acting responsibly towards our planet and society. As a result of this, the weighting of the relative TSR metric has been slightly reduced to 40% (from 50%) to keep a balanced weighting among the three LTI performance metrics. Lastly, the weighting of the adjusted EPS growth metric remains unchanged, resulting in the following performance metrics and weighting:

  40% weighting: Relative Total Shareholder Return (‘TSR’)
  40% weighting: Adjusted Earnings per Share growth*) (‘EPS’)
  20% weighting: ESG performance
ESG Performance (20% weighting)

At the start of each performance year, we select four ESG objectives in line with our long-term strategic priorities. There is no exhaustive list of objectives that can be selected. To ensure that all objectives are material, auditable and measurable, we only select objectives which are reported in our Annual Report (in preparation for the Corporate Sustainability Reporting Directive) and therefore are subject to our external auditor’s reasonable assurance. Furthermore, we make sure that in any measurement year, the ESG objectives do not overlap with our non-financial performance objectives for the Annual Incentive.

The objectives selected for the 2024 LTI grant are shown in the following table, including the rationale for selecting these objectives and more details on the measurement approach.

2024-2026

ESG objective	Weighting	Rationale	Measurement approach
Targeted # of Lives Improved in year 3 1)	5.0%	Ensure healthy lives and promote well-being for all at all ages (SDG3) Lives Improved

We have a Lives Improved calculation methodology, which follows a three-step approach. 1) We first determine the installed base of our health- and well-being solutions, 2) We determine the number of touchpoints per product per year, and 3) To avoid double-counting, we eliminate all direct- and indirect double-counts between products and solutions.

Targeted circular revenue in year 3 2)	5.0%	Ensure sustainable consumption and production patterns (SDG12) Circularity	Revenues generated through products and solutions that meet specific Circular Economy requirements (e.g. refurbished, reconditioned and remanufactured components).
Targeted CO2 equivalent (in Kilotonnes) in year 3	5.0%	Take urgent action to combat climate change and its impacts (SDG13) Carbon footprint

Total greenhouse gas emissions caused by Philips, expressed in kilotonnes CO2-equivalent. Operational carbon footprint on a half-year basis, incl. industrial sites, non-industrial sites, business travel and logistics.
Excluding off-set of “unavoidable” emissions.

Targeted Employee Engagement Score in year 3	5.0%	Retain an engaged workforce Employee Engagement Score	The Employee Engagement Score (EES) is the single measure of the overall level of employee engagement at Philips, measured on a bi-yearly basis.
1)Lives Improved by Philips products, solutions and services and care to those in underserved markets.2)Revenue from products, services and solutions contributing to circularity (e.g. optimizing and re-using materials)
*)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Pension

The following pension arrangement is in place for the members of the Board of Management working under a services agreement governed by Dutch law:

  Flex ES Pension Plan in the Netherlands, which is a Collective Defined Contribution plan with a fixed contribution of (currently) 30.3% (including an own contribution of 2%) of the maximum pensionable salary of EUR 128,810 (effective January 1, 2023) minus the offset. The Flex ES Plan has a target retirement age of 68 and a target accrual rate of 1.85%;
  A gross Pension Allowance equal to 25% of the base compensation exceeding EUR 128,810;
  A temporary gross Transition Allowance, for a maximum period of 8 years (first 5 years in full; year 6: 75%; year 7: 50%, year 8: 25%) for members of the Board of Management who were participants of the former Executive Pension Plan. The level of the allowance is based on the age and salary of the Board member on December 31, 2014.

Total remuneration costs in 2023

The following table gives an overview of the costs incurred by the company in 2023 and 2022 in relation to the remuneration of the Board of Management. Costs related to performance shares are based on accounting standards (IFRS), which prescribe that costs for each LTI grant are recognized over the full (multi-year) vesting period, proportionate to the relevant fiscal year. Therefore, the costs for any year reflect costs of multiple LTI grants, as opposed to the actual value for the holder of an LTI grant at the vesting date. Please refer to section 2021 Long-Term Incentive for more details on the actual vesting of the performance shares.

Philips Group

Remuneration Board of Management1)

in EUR

			Accounting costs in the year
	reported year	annual base compensation2)	base compensation	realized annual incentive	performance shares3)	pension allowances4)	pension scheme costs	other compensation5)	total cost	Fixed-variable remuneration6)
R. Jakobs	2023	1,200,000	1,200,000	2,004,480	968,922	267,798	31,891	109,256	4,582,347	35%-65%
	2022	1,200,000	256,438	waived	112,737	57,973	6,012	11,507	444,667	75%-25%
A. Bhattacharya	2023	810,000	810,000	1,075,939	793,429	197,133	31,891	94,516	3,002,907	38%-62%
	2022	810,000	806,250	waived	763,1407)	237,250	28,133	61,308	1,896,081	60%-40%
M.J. van Ginneken	2023	630,000	630,000	846,922	614,840	125,298	31,891	53,446	2,302,397	37%-63%
	2022	630,000	626,250	waived	585,4907)	141,622	28,133	35,343	1,416,837	59%-41%
Total	2023		2,640,000	3,927,341	2,377,191	590,228	95,673	257,218	9,887,650	36%-64%
	2022		1,688,938	waived	1,461,367	436,845	62,278	108,158	3,757,585	61%-39%
1)Reference date for board membership is December 31, 2023. 2)Annual base compensation as incurred in the year, base compensation increases are reflected proportionally.3)Costs of performance shares are based on accounting standards (IFRS) and do not reflect the value of performance shares at the vesting/release date.4)The Pension Transition Allowance was maintained at the current level for Mr Bhattacharya for the term of his 2019 services agreement. In the 2023 services agreement of Mr Bhattacharya the Pension Transition Allowance was no longer applicable. The total pension cost of the company related to the pension arrangement (including the aforementioned Transition Allowance) is at a comparable level over a period of time to the pension costs under the former Executive Pension Plan.5)The stated amounts mainly concern (share of) allowances to members of the Board of Management that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated.6)Fixed remuneration is determined as the sum of base compensation, pension allowances, pension scheme costs and other compensation. Variable remuneration is determined as the sum of realized annual incentive and performance shares.7)Despite the waiving of the 2020 LTI grant, these amounts are not nil as they reflect accounting costs according to IFRS.

5-year development of CEO and BoM versus average employee remuneration costs compared to company performance

Internal pay ratios are a relevant input factor for determining the appropriateness of the implementation of the Remuneration Policy, as recognized in the Dutch Corporate Governance Code. For the 2023 financial year, the ratio between the annual total compensation for the CEO and the average annual total compensation for an employee was 46:1. The ratio decreased from 55:1 in 2022. Further details on the development of these amounts and ratios over time can be found in the following table. Please note that the amounts presented in the following table reflect total remuneration costs to the company which differ from the actual payout to the members of the Board of Management.

Philips Group

Remuneration costs

in EUR

	2019	2020	2021	2022	2023
Remuneration
CEO Total Remuneration Costs (A)1)	5,260,111	6,153,067	5,452,299	5,133,659	4,582,347
CFO Total Remuneration Costs	2,602,606	3,007,990	2,652,864	1,896,081	3,002,907
CLO Total Remuneration Costs	1,856,426	2,203,160	2,029,054	1,416,837	2,302,397
Average Employee (FTE) Total Remuneration Costs (B)2)	92,645	91,455	86,853	93,373	99,870
Ratio A versus B3)	57:1	67:1	63:1	55:1	46:1
Company performance
Annual TSR4)	25.6%	6.2%	(14.5)%	(60.0)%	42.9%
Comparable Sales Growth%5)	4.5%	2.9%	(1.2)%	(2.8)%	6.0%
Adjusted EBITA%5)	13.2%	13.2%	12.0%	7.4%	10.6%
Free Cash Flow5)	923	1,635	900	(961)	1,582
1)For 2022, CEO refers to Frans van Houten for the period up to October 15, 2022, and to Roy Jakobs for the period from October 15, 2022, onwards. For 2018 through 2021, CEO refers to Frans van Houten.2)Based on Employee benefit expenses (EUR 6.9 billion) divided by the average number of employees (69,115 FTE) as reported in Income from operations. This results in an average annual total compensation cost of EUR 99,870 per employee.3)A consideration when interpreting the ratios between CEO and average employee remuneration is that the remuneration of the CEO is more heavily dependent on variable compensation than the remuneration of the average employee at Philips. Furthermore, the costs of performance shares are based on accounting standards (IFRS) and the specific allocation of these costs to the year. As such, the total remuneration level and costs applicable to the CEO will vary more with Philips’ financial performance than the remuneration level and costs applicable to the average employee. As a consequence, the ratio will increase when financial performance is strong and conversely decrease when financial performance is not as strong. 4)Annual TSR was calculated in line with the method as used for the LTI plan (i.e., based on reinvested dividends and 3-month averaging)5)Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

Historical LTI grants and holdings

Number of performance shares (holdings)

Under the LTI Plan the current members of the Board of Management were granted 236,622 performance shares in 2023. The following table provides an overview at end December 2023 of performance share grants.

Philips Group

Number of performance shares (holdings)

in number of shares unless otherwise stated

	grant date	number of shares originally granted	value at grant date	vesting date	end of holding period	unvested opening balance at Jan. 1, 2023	number of shares awarded in 2023	(dividend) shares awarded	number of shares vested in 20231)	value at vesting date in 2023	unvested closing balance at Dec. 31, 2023
R. Jakobs	4/30/2020	17,7042)	706,250	4/30/2023	4/30/2025	19,073			waived		0
	4/30/2021	15,8122)	750,000	4/30/2024	4/30/2026	16,696		747			17,443
	4/29/2022	37,6302)	930,000	4/29/2025	4/29/2027	39,009		1,745			40,754
	10/28/2022	24,279	314,137	10/28/2025	10/28/2027	24,279		1,086			25,365
	4/28/2023	124,538	2,400,000	4/28/2026	4/28/2028	0	124,538	5,571			130,109
A. Bhattacharya	4/30/2020	29,518	1,177,500	4/30/2023	4/30/2025	31,800			waived		0
	4/30/2021	25,141	1,192,500	4/30/2024	4/30/2026	26,547		1,187			27,734
	4/29/2022	49,162	1,215,000	4/29/2025	4/29/2027	50,964		2,280			53,244
	4/28/2023	63,047	1,215,000	4/28/2026	4/28/2028	0	63,047	2,820			65,867
M.J. van Ginneken	4/30/2020	22,373	892,500	4/30/2023	4/30/2025	24,103			waived		0
	4/30/2021	19,448	922,500	4/30/2024	4/30/2026	20,535		919			21,454
	4/29/2022	38,237	945,000	4/29/2025	4/29/2027	39,638		1,773			41,412
	4/28/2023	49,037	945,000	4/28/2026	4/28/2028	0	49,037	2,194			51,231
1)The shares vested in 2023 are subject to a 2-year holding period.2)Awarded before date of appointment as a member of the Board of Management

Share ownership guidelines

To further align the interests to those of stakeholders and to motivate the achievement of sustained performance, the members of the Board of Management are bound to a minimum shareholding requirement. The following table shows the minimum shareholding requirement, annual base compensation, (vested) shares held and share ownership ratio of each Board of Management member as per December 31, 2023. Until the minimum shareholding requirement is reached, the members of the Board of Management are required to retain all after-tax performance shares that have vested, but they are not required to make additional share purchases.

Philips Group

Share ownership Board of Management

	Minimum shareholding requirement1)	Annual Base Compensation	(Vested) shares held	Ownership ratio2)
R. Jakobs	4.0x	1,200,000	126,809	2.2x
A. Bhattacharya	3.0x	810,000	177,088	4.6x
M.J. van Ginneken	3.0x	630,000	129,447	4.3x
1)As ratio of Annual Base Compensation2)The Ownership ratio is calculated by multiplying the total shares held by the share price of EUR 21.09 (based on the closing share price of December 31, 2023) and dividing this by the base compensation.

Remuneration of the Supervisory Board in 2023

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

The Supervisory Board reviews fee levels in principle every three years, in order to monitor and take account of market developments and manage expectations of our key stakeholders. The levels are aimed at broadly median market levels (and around the 25th percentile market level for the Chairman) paid in the Quantum Peer Group (as used in the 2020 Remuneration Policy for the Board of Management).

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

Remuneration of the Supervisory Board in 2023

The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration in 2023:

Philips Group

Remuneration of the Supervisory Board

in EUR

	membership	committees	other compensation1)	total
F. Sijbesma	155,000	35,000	16,345	206,345
P.A.M. Stoffels	115,000	35,000	22,269	172,269
D.E.I. Pyott	100,000	35,000	19,769	154,769
A.M. Harrison	100,000	14,000	19,769	133,769
M.E. Doherty	100,000	27,000	27,269	154,269
P. Löscher	100,000	32,000	17,269	149,269
I. Nooyi	100,000	14,000	17,269	131,269
S.K. Chua	100,000	18,000	22,269	140,269
H. Verhagen	100,000	14,000	7,269	121,269
S. Poonen	100,000	18,000	19,769	137,769
Total	1,070,000	242,000	189,266	1,501,266
1)The amounts mentioned under other compensation relate to the fee for intercontinental travel, inter-European travel, the entitlement of EUR 2,000 under the Philips product arrangement and the annual fixed net expense allowance.

11.3Report of the Audit Committee

The Audit Committee is chaired by Liz Doherty. Its other members are Peter Löscher, Chua Sock Koong and Sanjay Poonen. Feike Sijbesma and Herna Verhagen also attend Audit Committee meetings. The Committee assists the Supervisory Board in fulﬁlling its supervisory responsibilities, including ensuring the integrity of the company’s ﬁnancial statements, reviewing the company’s internal controls and overseeing the enterprise risk management process.

In 2023, the Audit Committee held five regular meetings and one extraordinary meeting, which all Audit Committee members attended.

The CEO, CFO, Chief ESG & Legal Officer, Head of Internal Audit, Chief Accounting Officer and external auditor (Ernst & Young Accountants LLP) were invited to and attended all regular meetings.

The Committee also met separately in private sessions with the CEO, CFO, Head of Internal Audit and external auditor after every regular quarterly meeting of the Committee. Prior to the Committee meetings, the Audit Committee chair met one-on-one with the Group Treasurer as well as with each of the management who regularly attend the Audit Committee meetings (as set out in the previous paragraph) and with the external auditor (Ernst & Young Accountants LLP).

The following overview highlights matters that were reviewed and/or discussed during Committee meetings in the course of, or in respect of, the financial year 2023:

  The company’s 2023 annual and interim ﬁnancial statements and non-financial information, prior to publication. This review included the legal provision of EUR 575 million in relation to the US economic loss class action provision recorded in Q1 2023, the charges of EUR 363 million connected with the proposed Respironics consent decree, the restructuring provision, the FCO provisions, the goodwill impairment tests and the legal matters. In each of the regular quarterly meetings of the Committee, the Committee reviewed the draft of the press release on the company’s annual or interim financial statements.
  Matters relating to accounting policies, ﬁnancial risks, reporting and compliance with accounting standards. Key accounting judgments were discussed in-depth, and treatments were challenged, as were quality of earnings. Compliance with statutory and legal requirements and regulations, particularly in the ﬁnancial domain, was also reviewed. Important ﬁndings, Philips’ top and emerging areas of risk (including the internal auditor’s reporting thereon, and the Chief ESG & Legal Officer’s review of litigation and other claims, as well as material investigations, including those related to the Philips Respironics voluntary recall), and follow-up actions and appropriate measures were examined thoroughly.
  The company’s cash ﬂow generation, liquidity and financing headroom, and its ability under its capital structure and credit ratings to pay dividends and to fund capital investments, including share repurchases and other corporate finance initiatives. The Committee also monitored ongoing goodwill impairment indicators, in particular in the Sleep & Respiratory Care business. Furthermore, the Committee reviewed the goodwill impairment tests performed in the fourth quarter, risk management, legal compliance, and developments in regulatory investigations, as well as legal proceedings, including antitrust investigations and related provisions.
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
  Specific finance topics, capital spending and the company’s debt financing strategy (including the issuance of bonds through the Euro Medium Term Note (EMTN) program to repay the EUR 500 million Term Loan in August 2023).
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
  The performance of the external auditor in conducting the group and statutory audits as required by the Auditor Policy and the results of the 2022 EY service quality review program for Philips. Taking into account this performance review, the Committee evaluated the proposal for re-appointment of Ernst & Young Accountants LLP. Subsequently, Ernst & Young Accountants LLP was re-appointed at the 2023 Annual General Meeting of Shareholders as external auditor for a term of one year, starting on January 1, 2024.
  The Committee reviewed the transition plan as proposed by PricewaterhouseCoopers Accountants N.V. to take over from Ernst & Young Accountants LLP as the company’s new external auditor, starting on January 1, 2025 for a term of four years.
  The proposed 2023 external audit scope, including key audit areas, approach and fees, and non-audit services provided by the external auditor in conformity with the Philips Auditor Policy.
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
  Philips’ cybersecurity risk approach, both at an enterprise level as well as at product and service level, comprising an update on the mitigation of cybersecurity risks and actions taken to comply with relevant laws and regulations including the Cybersecurity Risk Management, Strategy, Governance, and Incident Disclosure requirements issued by the U.S. Securities and Exchange Commission (SEC).

In February 2024, the Committee reviewed, together with the other members of the Supervisory Board, the draft of the Annual Report 2023, as well as the key audit matters and the critical audit matters identified by the external auditor in relation to the 2023 financial statements included in the Annual Report 2023 and the Annual Report on Form 20-F, respectively. In February 2024, the Committee also reviewed the draft of the company’s 2023 Country Activity and Tax Report.

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

In 2023, the Quality & Regulatory Committee held four meetings and all Committee members attended these meetings. The Quality & Regulatory Committee convened less frequently in 2023 (compared to 2022), as the quality related matters were a regular item on the agenda of the Supervisory Board meeting. The Chief Executive Officer, the Chief ESG & Legal Officer, the Chief Operations Officer and the Chief Quality & Regulatory Officer were present during these meetings.

The following overview indicates some of the matters that were discussed during meetings in the course of 2023:

  The company’s Quality & Regulatory strategy, focusing on patients and customers to ensure the safety and efficacy of the company’s products and solutions and the status and progress of the company’s Accelerating Patient Safety and Quality phase 2 program, including enhancing the engagement with regulators, ensuring sustainability and predictable performance, Patient Safety & Quality Culture Intervention, and the Quality Management System (QMS) transformation to drive process simplification in a tailored manner and Product Quality Reviews (PQRs) to ensure the installed base meets patient safety and design control standards as well as compliance requirements. For more information, please refer to Quality & Regulatory and patient safety.
  The Philips Respironics voluntary recall notification related to the sound abatement foam in certain sleep and respiratory care products (announced on June 14, 2021) in the company’s Sleep & Respiratory Care business. Management regularly updated the Committee on the trend of the number of devices registered for remediation and on the progress of the repair and replace program for the affected devices, as well as actions taken to accelerate the remediation. The Committee reviewed aspects of this issue, such as the program governance to enable effective execution, ongoing engagements with the FDA and the DOJ, amongst others, with respect to the 518(a) Notification order issued by the FDA on March 10, 2022, the investigation initiated by the DOJ to which Philips Respironics is subject, and the proposed consent decree that is currently under discussion with the DOJ, acting on behalf of the FDA, and engagements with other regulatory authorities globally. Furthermore, the Committee reviewed and discussed with management the engagement with and communication efforts to patients, physicians, customers and durable medical equipment providers, the testing program and its outcomes, and health hazard evaluations. The Committee also discussed the level of field action provisions, respectively, as set out in more detail in the report of the Audit Committee above.
  Management updated the Committee regularly with respect to other quality issues (other than the Philips Respironics voluntary recall notification mentioned in the previous bullet), and the Committee reviewed the progress made with solving and closing such other issues.
  Review of progress in the transformation of the company’s Quality & Regulatory function, aimed at further strengthening expertise and capabilities within the company’s Quality & Regulatory function, including upscaling Patient Safety & Quality talent at mid-level leadership positions.
  Review of the progress made with global initiatives around the transformation, standardization and simplification of the company’s structure and organizational processes relating to QMSs (the reduction of the current QMSs to one third by the end of 2024), Management Systems, regulated manufacturing sites (Legal Manufacturers), CAPA and Complaint Management.
  Review the implementation of a Patient Safety & Quality IT roadmap and ensure adoption of the IT and data enhancements.
  The status and outcome of Quality & Regulatory-related investigations and inspections by regulatory authorities and Notified Bodies globally across the organization. Management also regularly provided the Committee with an overview of upcoming scheduled inspections across company sites by the FDA, other regulatory authorities and Notified Bodies, and the actions taken to prepare for such inspections.
  Review of the product risk per business based on a product assessment approach and remediation across the company, including findings resulting from internal audits.
  Review of the 2023 dashboard of Quality & Regulatory key performance indicators, showing the trend of performance. The Committee also reviewed the Quality & Regulatory key performance indicators for 2024.

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

The company is governed by Dutch corporate and securities laws, its Articles of Association, and the Rules of Procedure of the Board of Management and the Executive Committee and of the Supervisory Board, respectively. Its corporate governance framework is also based on the Dutch Corporate Governance Code (dated December 20, 2022) and US laws and regulations applicable to Foreign Private Issuers. Additionally, the Board of Management has implemented the Philips General Business Principles (GBP) and underlying policies, as well as separate codes of ethics that apply to employees working in specific areas of our business, i.e., the Financial Code of Ethics and the Procurement Code of Ethics. Many of the documents referred to are published on the company’s website and more information can be found in Our approach to risk management.

In this section of the Annual Report, the company addresses the main elements of its corporate governance structure, reports on how it applies the principles and best practices of the Dutch Corporate Governance Code, and provides the information required by the Dutch governmental Decree on Corporate Governance (Besluit inhoud bestuursverslag) and governmental Decree on Article 10 Takeover Directive (Besluit artikel 10 overnamerichtlijn). When deemed necessary in the interests of the company, the company may deviate from aspects of the company’s corporate governance structure, and any such deviations will be disclosed in the company’s corporate governance report.

In compliance with the Dutch Corporate Governance Code, other parts of the management report (within the meaning of article 2:391 of the Dutch Civil Code) included in the Annual Report address the strategy and culture of Philips aimed at sustainable long-term value creation. As described in more detail in Our strategic focus , Philips’ strategy of focused organic growth scalable patient- and people-centric innovation, and focus on reliable execution, is driven by our purpose: to improve people’s health and well-being through meaningful innovation. The Message from the CEO explains how this strategy was executed in 2023; refer also to Financial performance. Furthermore, reference is made to the Philips Operating Model, which among others includes standards for behaviors, quality and integrity within Philips.

Philips’ strategy, and the way it has been developed by the Board of Management under the supervision of the Supervisory Board, clearly integrates the company’s impact in the field of sustainability, including the effects on people and the environment. In How we create value with sustainable impact we report on resource inputs, value outcomes and societal impact across various financial and Environmental, Social and Governance (ESG) dimensions. We engage with our stakeholders and use a double materiality analysis to identify the ESG topics that we believe have the greatest impact: those having financial materiality (the impact of society on Philips) as well as those having impact materiality (the impact of Philips on society); refer to Working with stakeholders and advocacy and Double Materiality Assessment. The materiality analysis underpins the relevance of our fully integrated approach to doing business responsibly and sustainably, including a comprehensive set of key commitments across all the ESG dimensions that guide execution of our strategy; refer to Philips' ESG commitments. As one of these commitments, Philips considers its tax payments as a significant contribution to the communities in which it operates, and an integral part of its social value creation; refer to Total tax contribution.

12.2Board of Management and Executive Committee

Introduction

The Board of Management is entrusted with the management of the company. Certain key officers have been appointed to support the Board of Management in the fulfilment of its managerial duties. The members of the Board of Management and these key officers together constitute the Executive Committee. In this Corporate governance report, wherever the Executive Committee is mentioned, this also includes the members of the Board of Management, unless the context requires otherwise. Please refer to Board of Management and Executive Committee for an overview of the current members.

Under the chairmanship of the President/Chief Executive Officer (CEO), and supported by the other members of the Executive Committee, the members of the Board of Management drive the company’s management agenda and share responsibility for the continuity of the Philips group, focusing on sustainable long-term value creation. Please refer to the Rules of Procedure of the Board of Management and the Executive Committee, which are published on the company’s website, for a description of further responsibilities and tasks, as well as procedures for meetings, resolutions, and minutes.

In fulfilling their duties, the members of the Board of Management and Executive Committee are guided by the interests of the company and its affiliated enterprise, taking into account the interests of its stakeholders. The Board of Management and the Executive Committee have adopted a division of responsibilities based on the functional and business areas, each of which is monitored and reviewed by the individual members. The Board of Management is accountable for the actions and decisions of the Executive Committee and has ultimate responsibility for the company’s external reporting (including reporting to the shareholders of the company).

The Board of Management and the Executive Committee are supervised by the Supervisory Board. Members of the Board of Management and the Executive Committee will be present in the meetings of the Supervisory Board, if so invited. In addition, the CEO and other members of the Board of Management (and if needed, the other members of the Executive Committee) meet on a regular basis with the Chairman and other members of the Supervisory Board. The Board of Management and the Executive Committee are required to keep the Supervisory Board informed of all facts and developments concerning Philips that the Supervisory Board may need to be aware of in order to function as required and to properly carry out its duties.

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

The CEO and the other members of the Board of Management are appointed for a (maximum) term of four years, it being understood that this term expires at the closing of the General Meeting of Shareholders to be held in the fourth calendar year after the year of their appointment or, if applicable, at a later retirement date or other contractual termination date in the fourth year, unless the General Meeting of Shareholders resolves otherwise. The same applies in the case of re-appointment, which is possible for consecutive terms of (a maximum of) four years. A (re-)appointment schedule for the Board of Management is published on the company’s website.

Pursuant to Dutch law, the members of the Board of Management are engaged by means of a services agreement (overeenkomst van opdracht). The term of the services agreement is aligned with the term for which the relevant member has been appointed by the General Meeting of Shareholders. In the event of termination of the services agreement by the company, severance payment is limited to a maximum of one year’s base salary. The services agreements provide no additional termination benefits.

Members of the Board of Management may be suspended by the Supervisory Board and by the General Meeting of Shareholders, and members of the Board of Management may be dismissed by the General Meeting of Shareholders (in each case in accordance with the Articles of Association). A shareholders’ resolution to suspend or dismiss a member of the Board of Management, other than a resolution proposed by the Board of Management or the Supervisory Board, may only be adopted by a simple majority of the votes cast, representing at least one third of the issued share capital. The other members of the Executive Committee are appointed, suspended and dismissed by the CEO, subject to approval by the Supervisory Board.

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

In the two-tier corporate structure under Dutch law, the Supervisory Board is a separate body that is independent of the Board of Management and the company. Its independent character is also reflected in the requirement that members of the Supervisory Board can be neither a member of the Board of Management nor an employee of the company. Currently, the Supervisory Board considers all its members to be independent under the Dutch Corporate Governance Code. Furthermore, the members of its Audit Committee are independent under the rules of the US Securities and Exchange Commission, applicable to the Audit Committee.

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

Members of the Supervisory Board may be suspended or dismissed by the General Meeting of Shareholders in accordance with the Articles of Association. A resolution to suspend or dismiss a member of the Supervisory Board, other than a resolution proposed by the Supervisory Board, may only be adopted by a simple majority of the votes cast, representing at least one third of the issued share capital.

Candidates for appointment to the Supervisory Board are selected taking into account the company’s Diversity Policy, which is published on the company’s website. The Supervisory Board’s composition furthermore follows the profile included in the Rules of Procedure of the Supervisory Board, and the size of the board may vary as it considers appropriate to support its profile. Please refer to Supervisory Board report by the Supervisory Board. Typically, newly appointed members of the Supervisory Board follow an induction program and interact with Executive Committee members for deep-dives on matters such as strategy, finance and investor relations, quality, governance, legal, sustainability and digitization.

Effective 2022, Dutch law provides a mandatory gender quota, requiring that at least one-third of the Supervisory Board members are women and at least one-third men (for calculation purposes, a total number of board members that cannot be divided by three must be rounded up to the next number that can be divided by three). The quota is applicable to (i) the appointment of new Supervisory Board members, and (ii) the re-appointment of acting board members after eight years following their initial appointment. Except in certain exceptional circumstances, any appointment or re-appointment resulting in a Supervisory Board composition that does not meet (or no longer meets) the quota, will be invalid (null and void).

As announced on August 14, 2023, Philips and Exor N.V. entered into a relationship agreement on August 13, 2023, as a result of which Exor bought a 15% shareholding in the company. The relationship agreement with Exor includes Exor’s commitment to be a long-term minority investor and it's right to propose one member to the Supervisory Board. In this context, it is noted that, for as long as Exor has such nomination right pursuant to the relationship agreement, the independence exception of best practice provision 2.1.7(iii) of the Dutch Corporate Governance Code is deemed to apply to any Exor nominee that has been appointed upon such nomination in accordance with the Relationship Agreement. It is expected that the Supervisory Board will, upon Exor’s exercise of its right, submit a proposal for the appointment of the relevant nominee at the upcoming 2024 Annual General Meeting of Shareholders.

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

The Corporate Governance and Nomination & Selection Committee is responsible for preparing selection criteria and appointment procedures for members of the Supervisory Board, the Board of Management and the Executive Committee. The Committee makes proposals to the Supervisory Board for the (re)appointment of such members, and periodically assesses their functioning. The Committee also periodically assesses the Executive Committee succession planning and the Diversity Policy, and supervises the policy of the Executive Committee on the selection criteria and appointment procedures for Philips executives. At least once a year, the Committee reviews the corporate governance principles applicable to the company, and advises the Supervisory Board on any changes to these principles that it deems appropriate.

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

The Audit Committee assists the Supervisory Board in fulfilling its oversight responsibilities for: the integrity of the company’s financial statements; the financial and non-financial (ESG) reporting processes; the effectiveness (also in respect of the reporting process) of the risk management and internal controls framework; the internal and external audit process; the internal and external auditor’s qualifications, independence and performance; as well as the company’s process for monitoring compliance with laws and regulations and the GBP (including related manuals, training and tools). It reviews the company’s annual and interim financial statements, including non-financial information, prior to publication and advises the Supervisory Board on the adequacy and appropriateness of internal control policies and internal audit programs and their findings. The Committee furthermore supervises the Internal Audit function, maintains contact with and supervises the external auditor and prepares the nomination of the external auditor for appointment by the General Meeting of Shareholders.

The composition of the Audit Committee meets the relevant requirements under Dutch law and the applicable US rules. All of the members are considered to be independent and financially literate, and the Audit Committee as a whole has competence relevant to the sector in which the company is operating. In addition, Liz Doherty is designated as an Audit Committee financial expert, as defined under the regulations of the US Securities and Exchange Commission. The Supervisory Board considers the expertise and experience available in the Audit Committee, in conjunction with the possibility to take advice from internal and external experts and advisors, to be sufficient for the fulfillment of the tasks and responsibilities of the Audit Committee.

The Quality & Regulatory Committee has been established by the Supervisory Board in view of the central importance of the quality and (patient) safety of the company’s products, systems, services and software as well as the development, testing, manufacturing, marketing and servicing thereof, and the regulatory requirements relating thereto. The Quality & Regulatory Committee assists the Supervisory Board in fulfilling its oversight responsibilities in this area, while recognizing that the Audit Committee assists the Supervisory Board in its oversight of other areas of regulatory, compliance and legal matters.

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

Pursuant to Dutch law, the Supervisory Board is authorized to reduce or eliminate unpaid bonuses awarded to members of the Board of Management if payment or delivery of the bonus would be unacceptable according to the principles of reasonableness and fairness. The company, which in this respect may also be represented by the Supervisory Board or a special representative appointed for this purpose by the General Meeting of Shareholders, may also request return of bonuses already paid or delivered insofar as these have been granted on the basis of incorrect information on the fulfillment of the relevant performance criteria or other conditions. Bonuses are broadly defined as ‘non-fixed’ (variable) remuneration – either in cash or in the form of share-based compensation – that is conditional in whole or in part on the achievement of certain targets or the occurrence of certain circumstances. The explanatory notes to the balance sheet shall report on any moderation and/or claim for repayment of Board of Management remuneration. No such reduction of unpaid bonuses or requests for repayment occurred during the financial year 2023.

In compliance with the Dutch Corporate Governance Code, the company does not grant personal loans to or guarantees on behalf of, members of the Board of Management or the Supervisory Board. No such loans were granted and no such guarantees were issued in 2023, nor were any loans or guarantees outstanding as of December 31, 2023.

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

Diversity

Candidates for appointment to the Supervisory Board, the Board of Management and the Executive Committee are selected taking into account the company’s Diversity Policy for the Supervisory Board, the Board of Management and the Executive Committee. This Diversity Policy aims at a sufficient diversity of views and the expertise needed for a good understanding of current affairs and longer-term risks and opportunities related to the Company’s business, and is published on the company’s website. Effective 2022, Dutch law provides that (re-)appointments of members of the Supervisory Board must be in accordance with a mandatory gender quota, requiring that at least one-third of the supervisory board members are women (and at least one-third are men). There are certain exceptions where the gender quota does not apply, such as the re-appointments within eight years of the initial appointment and (re-)appointments made in exceptional circumstances.

For more details on the Diversity Policy for the Supervisory Board, the Board of Management and the Executive Committee, refer to Report of the Corporate Governance and Nomination & Selection Committee; for more information on the profile and composition of the Supervisory Board refer to Supervisory Board report.

Philips’ commitment to Inclusion & Diversity is also reflected in the company-wide General Business Principles, the Inclusion & Diversity Policy and the Fair Employment Policy. Please refer to Diversity, Inclusion and Well-Being for information on the company’s group-wide approach to inclusion and diversity, including the gender diversity of the Board of Management and the Executive Committee.

Conflicts of interest

Dutch law on conflicts of interest provides that members of the Board of Management or Supervisory Board may not participate in the adoption of resolutions if they have a direct or indirect personal conflict of interest with the company or related enterprise. If all members of the Board of Management have a conflict of interest, the resolution concerned will be considered by the Supervisory Board. If all members of the Supervisory Board have a conflict of interest, the resolution concerned must be considered by the General Meeting of Shareholders.

In compliance with the Dutch Corporate Governance Code, the company’s corporate governance includes rules to specify situations in which a potential or actual conflict may exist, procedures to avoid such conflicts of interest as much as possible, and procedures to deal with such conflicts should they arise. Relevant matters relating to conflicts of interest, if any, must be mentioned in the Annual Report (specifically the management report) for the financial year in question. No decision to enter into any such material transaction in which there is a conflict of interest with a member of the Board of Management or the Supervisory Board, or with any major shareholder (holding at least 10% of the company’s shares) was taken during the financial year 2023.

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

Dutch law provides for certain limitations on the number of Non-Executive Directorships a member of the Board of Management or Supervisory Board may hold. No member of the Board of Management shall hold more than two Non-Executive Directorships at ‘large’ companies (naamloze vennootschappen or besloten vennootschappen) or ‘large’ foundations (stichtingen), as defined under Dutch law, and no member of the Board of Management shall hold the position of chairman of another one-tier board or the position of chairman of another supervisory board. No member of the Supervisory Board shall hold more than five Non-Executive Directorships at such companies or foundations, with a position as chairman counting for two. During the financial year 2023 all members of the Board of Management and the Supervisory Board complied with the limitations described above in this paragraph.

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

In accordance with the Articles of Association and Dutch law, requests from shareholders for items to be included on the agenda will generally be honored, subject to the company’s rights to refuse to include the requested agenda item under Dutch law, provided that such requests are made in writing at least 60 days before a General Meeting of Shareholders to the Board of Management and the Supervisory Board by shareholders representing at least 1% of the company’s outstanding capital or, according to the official price list of Euronext Amsterdam, representing a value of at least EUR 50 million. Written requests may be submitted electronically and shall comply with the procedure stipulated by the Board of Management, which is posted on the company’s website.

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

The company applies principle 4.1 of the Dutch Corporate Governance Code within the framework of the Articles of Association and Dutch law and in the manner described in this corporate governance report. All issued and outstanding shares carry voting rights and each share confers the right to cast one vote in a shareholders’ meeting. Pursuant to Dutch law, no votes may be cast at a General Meeting of Shareholders in respect of shares that are held by the company. There are no special statutory rights attached to the shares of the company, and no restrictions on the voting rights of the company’s shares exist. Subject to certain exceptions provided by Dutch law and/or the Articles of Association, resolutions of the General Meeting of Shareholders are passed by an absolute majority of votes cast and do not require a quorum.

Share capital: issue and repurchase of (rights to) shares

The authorized share capital of the company amounts to EUR 800 million, divided into 2 billion common shares with a nominal value of 20 eurocents each and 2 billion preference shares also with a nominal value of 20 eurocents each. On December 31, 2023, the issued share capital amounted to EUR 182,703,193.20 divided into 913,515,966 common shares and no preference shares. All shares are fully paid-up. There are currently no limitations, either under Dutch law or the Articles of Association, to the transfer of the common shares.

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

As per December 31, 2023, approximately 90% of the common shares were held through the system of Euroclear Nederland (Euroclear shares) and approximately 10% of the common shares were represented by New York Registry Shares issued in the name of approximately 820 holders of record. The latter include Cede & Co. Cede & Co acts as nominee for The Depository Trust Company, which holds the shares (indirectly) for individual investors as beneficiaries. Deutsche Bank Trust Company Americas is Philips’ New York transfer agent, registrar and dividend disbursing agent. Since certain shares are held by brokers and other nominees, these numbers may not be representative of the actual number of United States beneficial holders or the number of New York Registry Shares beneficially held by US residents.

At the 2023 Annual General Meeting of Shareholders, it was resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to issue shares or to grant rights to acquire shares in the company, as well as to restrict or exclude the pre-emption right accruing to shareholders up to and including November 8, 2024. This authorization is limited to a maximum of 10% of the number of shares issued as of May 9, 2023.

In addition, at the 2023 Annual General Meeting of Shareholders, it was resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to acquire shares in the company within the limits of the Articles of Association and within a certain price range up to and including November 8, 2024. The maximum number of shares the company may hold will not exceed 10% of the issued share capital as of May 9, 2023. The number of shares may be increased by 10% of the issued capital as of that same date in connection with the execution of share repurchase programs for capital reduction programs.

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

The external auditor is appointed by the General Meeting of Shareholders in accordance with the Articles of Association. Philips’ current external auditor, Ernst & Young Accountants LLP, was appointed by the General Meeting of Shareholders held on May 7, 2015, for a term of four years starting January 1, 2016, was re-appointed at the Annual General Meeting of Shareholders held on May 9, 2019 for a term of three years starting January 1, 2020, was re-appointed at the Annual General Meeting of Shareholders held on May 10, 2022 for a term of one year starting January 1, 2023, and was re-appointed at the Annual General Meeting of Shareholders held on May 9, 2023 for a term of one year starting January 1, 2024.

PricewaterhouseCoopers Accountants N.V. was appointed at the Annual General Meeting of Shareholders held on May 9, 2023 as the company’s new external auditor for a term of four years starting January 1, 2025.

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

The Auditor Policy specifies certain audit services and audit-related services (also known as assurance services) that will or may be provided by the external auditor, and includes rules for the pre-approval by the Audit Committee of such services. Audit services must be pre-approved on the basis of the annual audit services engagement agreed with the external auditor. Proposed audit-related services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-approval) or may be pre-approved during the year by the Audit Committee with respect to a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, which is designed to ensure that there is no management discretion in determining whether a service has been approved, and to ensure that the Audit Committee is informed of each of the services it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the Audit Committee states otherwise. During 2023, there were no services provided to the company by the external auditor that were not pre-approved by the Audit Committee.

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

The object of the Foundation is to represent the interests of Royal Philips, the enterprises maintained by the company and its affiliated companies within the company’s group, in such a way that the interests of the company, these enterprises and all parties involved with them are safeguarded as effectively as possible, and that they are afforded maximum protection against influences which, in conflict with those interests, may undermine the autonomy and identity of Philips and those enterprises, and also to do anything related to the above ends or conducive to them. The Foundation's object includes the protection of Philips against (an attempt at) an unsolicited takeover or other attempt to exert (de facto) control of the company. The arrangement will allow Philips to determine its position in relation to the relevant third party (or parties) and its (their) plans, to seek alternatives and to defend the company’s interests and those of its stakeholders.

The mere notification that the Foundation exercises its right to acquire preference shares will result in such shares being effectively issued. The Foundation may exercise this right for as many preference shares as there are common shares in the company outstanding at that time. No preference shares have been issued as of December 31, 2023.

The members of the self-electing Board of the Foundation are Messrs J.P. de Kreij, J.V. Timmermans, J. van der Veer and P.N. Wakkie. No Philips Supervisory Board or Board of Management members or Philips officers are represented on the board of the Foundation.

Other protective measures

Other than the arrangements made with the Foundation referred to above, the company does not have any measures that exclusively or almost exclusively have the purpose of defending against unsolicited public offers for shares in the capital of the company. It should be noted that the Board of Management and the Supervisory Board remain under all circumstances authorized to exercise all powers vested in them to promote the interests of Philips.

The company has issued certain corporate bonds, the provisions of which contain a 'Change of Control Triggering Event' or a 'Change of Control Put Event’. Upon the occurrence of such events, the company might be required to offer to redeem or purchase any outstanding bonds at certain pre-determined prices. Please also refer to Debt. Furthermore, the Relationship Agreement entered into between the company and its long-term minority investor Exor N.V. (published on the company’s website) includes certain temporary lock-up obligations for Exor which fall away when any third party has ‘Acquired’ an ‘Interest’ of fifty percent (50%) or more in the company.

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

The AFM register shows the following notifications of substantial holdings and/or voting rights at or above the 3% threshold: Exor N.V.: substantial holding of 15.00% and 15.00% of the voting rights (August 13, 2023); BlackRock, Inc.: substantial holding of 5.08% and 6.56% of the voting rights (December 1, 2023); UBS Group AG: substantial holding of 3.61% and 3.61% of the voting rights (September 1, 2023); Mondrian Investment Partners Limited: substantial holding of 3.02% and 3.02% of the voting rights (February 17, 2023).

Philips common shares are also listed on the New York Stock Exchange and registered under the Exchange Act. Pursuant to Sections 13(d) and 13(g) of the Exchange Act, any person or group of persons who, directly or indirectly, acquire or hold beneficial ownership of more than 5% of a covered class of equity securities of a listed issuer is required to publicly report their beneficial ownership by filing a Schedule 13D or 13G with the SEC. For the purposes of US reporting obligations, “beneficial ownership” of an equity security means that a person has or shares the power, directly or indirectly, to vote or direct the voting of a security or dispose of or direct the disposition of a security.

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

On August 23, 2023, Exor N.V. and Giovanni Agnelli B.V. (which has a controlling equity interest in Exor) jointly filed a Schedule 13D with the SEC indicating that, as of August 14, 2023, they jointly beneficially owned 15.0% (139,297,503 shares) of the company’s common shares. On February 6, 2024, Blackrock, Inc. filed a Schedule 13G/A with the SEC indicating that, as of December 31, 2023, it beneficially owned 7.0% (64,219,051 shares) of the company’s common shares.

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

The majority of the shares in Royal Philips are held through the system maintained by the Dutch Central Securities Depository (Euroclear Nederland). In the past, Philips has also issued (physical) bearer share certificates ('Share Certificates'). A limited number of Share Certificates have not been surrendered yet, although the holders of Share Certificates are still entitled to a corresponding number of shares in Royal Philips. It is noted that, as a result of Dutch legislation that became effective in July 2019, the relevant shares were registered in the name of Royal Philips by operation of law per January 1, 2021. Owners of Share Certificates will continue to be entitled to a corresponding number of shares, but may not exercise the rights attached to such shares until they surrender their Share Certificates. Owners of Share Certificates may come forward to do so and to receive a corresponding number of shares until January 1, 2026, at the latest. As per January 2, 2026, entitlements attached to the Share Certificates not surrendered will expire by operation of law. For more information, please contact the Investor Relations department by email (investor.relations@philips.com) or telephone (+31-20-59 77222).

The statutory seat of the company is Eindhoven, the Netherlands, and the statutory list of all subsidiaries and affiliated companies, prepared in accordance with the relevant legal requirements (Dutch Civil Code, Book 2, articles 379 and 414), forms part of the notes to the financial statements and is deposited at the office of the Commercial Register in Eindhoven, the Netherlands (file no. 17001910). The executive offices of the company are located at the Philips Center, Amstelplein 2, 1096 BC Amsterdam, the Netherlands, telephone +31-20-59 77777.

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

Share Capital

On December 31, 2023, the issued share capital amounted to EUR 182,703,193.20 divided into 913,515,966 common shares and no preference shares.

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

Preemptive rights

Shareholders have a pro rata preferential right of subscription to any common share issuance unless the right is restricted or excluded. If designated by the General Meeting of Shareholders, the Board of Management has the power to restrict or exclude the preferential subscription rights. A designation of the Board of Management will be effective for a specified period of up to five years and may be renewed. Currently, the Board of Management has been granted the power to restrict or exclude the preferential right of subscription up to and including November 8, 2024. If the Board of Management has not been designated, the General Meeting of Shareholders has the power to restrict or exclude such rights, upon the proposal of the Board of Management, which proposal must be approved by the Supervisory Board. Resolutions by the General Meeting of Shareholders referred to in this paragraph require approval of at least two-thirds of the votes cast if less than half of the issued share capital is represented at the meeting.

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

Dutch corporate governance code

The company is a company organized under Dutch law, with its Common Shares listed on Euronext Amsterdam, and is subject to the Dutch Corporate Governance Code of December 20, 2022 (the Dutch Corporate Governance Code). Philips’ New York Registry Shares, representing Common Shares of the company, are listed on the NYSE.

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

Code of business conduct

The listing standards of the NYSE prescribe certain parameters for listed company codes of business conduct and ethics. The company has implemented the Philips General Business Principles, which are applicable to all employees, and a Financial Code of Ethics, which is applicable to all employees performing an accounting or financial function. Waivers granted to Senior (Financial) Officers (as defined in our Financial Code of Ethics) must be disclosed. In 2023 the company did not grant any waivers of the Financial Code of Ethics.

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

13Group financial statements

13.1Controls and Procedures

13.1.1Disclosure controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the company’s disclosure controls and procedures (as defined in Rules 13a15(e) and 15d15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by the Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as of December 31, 2023.

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

Based on the Board of Management’s assessment of the effectiveness of Royal Philips' internal control over financial reporting as of December 31, 2023, it has concluded that, as of December 31, 2023, Royal Philips' internal control over Group financial reporting is considered effective.

13.1.3Attestation report of the registered public accounting firm

The effectiveness of the Royal Philips’ internal control over financial reporting as of December 31, 2023, as included in this section Group financial statements, has been audited by Ernst & Young Accountants LLP, an independent registered public accounting firm, as stated in their report which follows hereafter.

13.1.4Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

13.3Independent auditor’s report on internal control over financial reporting

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

Opinion on Internal Control over Financial Reporting

We have audited Koninklijke Philips N.V.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Koninklijke Philips N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 20, 2024 expressed an unqualified opinion thereon.

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
February 20, 2024

13.4Independent auditor’s report on the consolidated financial statements

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board and Shareholders of Koninklijke Philips N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Koninklijke Philips N.V. (Philips, or the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “group financial statements”). In our opinion, the group financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)”, and our report dated February 20, 2024 expressed an unqualified opinion thereon.

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

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition – Sales-related accruals
Description of the Matter

In the Personal Health businesses, the Company has sales promotion-related agreements with distributors and retailers whereby discounts and rebates are provided based on the quantity of goods sold and promotional and marketing activities performed by distributors and retailers. Estimating these sales-related accruals involves management assumptions regarding promotional targets that are expected to be met by distributors and retailers. We identified a fraud risk related to the estimation of certain sales-related accruals, specifically rebates that are non-contractual in nature, through inappropriate estimations. Refer to Note 6, Income from operations, section Sales composition and disaggregation.

Auditing the Company’s measurement of sales-related accruals was complex because the calculation involves subjective management assumptions around the extent to which promotional or marketing targets will be met by distributors and retailers and the related non-contractual rebates that will be owed.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls that address the risks of material misstatement relating to measurement for these sales-related accruals. This included testing controls relating to management’s review of key assumptions related to non-contractual sales-related accruals.

With respect to the sales-related accruals, we evaluated management’s assumptions by performing, among other procedures, a retrospective review of actual settlements of prior period sales-related accruals. Additionally, we made inquiries of sales personnel regarding the extent to which promotional or marketing targets will be met by distributors and retailers. We also requested external confirmation from end customers in order to verify the terms and conditions.

We also evaluated the adequacy of the sales-related accruals disclosures as included in the group financial statements.

Valuation of Goodwill for Cash Generating Unit Sleep & Respiratory Care
Description of the Matter

As more fully described in Note 11, Goodwill, goodwill is allocated to groups of cash-generating units (CGUs) and tested for impairment at the business level (one level below segment level), which represents the lowest level at which the goodwill is monitored internally for management purposes. Management applied certain considerations for the CGU Sleep & Respiratory Care (S&RC) during 2023. Specifically, in performing the impairment tests for the CGU S&RC, it was necessary for management to make assumptions regarding the estimated impact of the proposed Respironics consent decree. As of December 31, 2023, the total carrying value of goodwill allocated to CGU S&RC amounted to EUR 687 million.

Auditing the calculation of the recoverable amount for CGU S&RC was complex, given the significant judgment and estimation uncertainty related to assumptions in the model used to determine whether the recoverable amount (value-in-use) of the CGU S&RC was appropriate. The most significant assumptions used within the model to support the recoverable amount of the CGU S&RC were sales growth rates, pre-tax discount rate, EBITA in the terminal value, and the estimated impact of the proposed Respironics consent decree.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s goodwill impairment review process related to the CGU S&RC. For example, we tested controls over management’s review and determination of sales growth, pre-tax discount rate, EBITA in the terminal value and the estimated impact of the proposed Respironics consent decree.

We assessed and tested the assumptions used by management in its valuation model for the CGU S&RC by comparing the assumptions to external data such as industrial sales growth rates and discount rates, and we performed sensitivity analyses over these assumptions. We were assisted in our evaluation of the discount rate by valuation specialists. Further, we corroborated the assumptions of the consent decree, including the estimated impact to the underlying legal documentation. Additionally, to test the data used by management, we compared the cash flow projections used in the valuation model to the information approved by the Board of Management and have evaluated the historical accuracy of management’s estimates, such as business plans and expected growth rates.

We also evaluated the adequacy of management’s disclosure around goodwill as included in the group financial statements.

Measurement and disclosure of the Respironics field action provision related to Sleep & Respiratory Care products
Description of the Matter

The Company recognized a provision based on management’s best estimate of the costs to replace, repair, or refund devices subject to the Respironics field action, initiated in 2021. As more fully described in Note 19, Provisions, the Respironics field action provision amounted to EUR 334 million as of December 31, 2023.

Auditing the Respironics field action provision was complex as it required significant judgment applied by management. Significant assumptions used to determine the provision related to quantity of devices remaining in the recall and the estimated mix of replacement, repair or refund remediation approaches.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls relating to the Respironics field action recall provision calculation and utilization. For example, we tested the management review controls over the completeness, the utilization and mathematical accuracy of the provision.

Our audit procedures included, among others, the assessment of the significant assumptions and data used by management in its calculation model for the Respironics field action provision. For example, we tested the quantities through obtaining third-party confirmations for quantities registered for remediation as of December 31, 2023. We assessed the reasonableness of management’s remediation mix through inspection of communication with customers, which indicated their preferred remediation method. We also performed sensitivity analyses over the estimated mix incorporated into the provision. In addition, we obtained information used by management in estimating refund amounts and compared these to historical sales prices. We also inspected the communication with regulatory authorities regarding the expected terms of the consent decree and held discussions with management on the recall process as well as the ongoing cooperation with the Department of Justice, representing the United States Food and Drug Administration. In addition, we performed procedures to test the utilization of the field action provision during the year through a combination of analytical procedures and agreeing transactions to source documentation.

We further evaluated the adequacy of the disclosures as included in the group financial statements.

Measurement of provisions and disclosures for legal claims, litigations and contingent liabilities
Description of the Matter

The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, as well as being investigated by governmental authorities for alleged non-compliance with laws and regulations. As more fully described in Note 19, Provisions, and Note 24, Contingencies, this includes legal claims and litigation related to the Respironics field action, and discussions with and information provided to the

Securities and Exchange Commission (SEC) and Department of Justice (DoJ) regarding ongoing investigations.

In Note 24, the Company has disclosed present obligations with a probable outflow of economic resources where the amount cannot be reliably estimated, as well as certain possible obligations arising from past events.

The Company recognizes provisions for legal claims and litigation when it has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. At December 31, 2023, the provision balance recorded for these obligations is EUR 487 million. A significant portion of this balance is derived from a settlement in relation to the economic loss class action complaint in the United States (US) for which the Company recorded a provision of EUR 575 million.

Auditing the provisions for legal claims and litigation, and the disclosure for provisions and contingent liabilities, was complex and judgmental due to the subjectivity applied by management in predicting the outcome of the matters and estimating the potential impact if the outcomes are unfavorable and the amounts involved are, or can be, material to the group financial statements as a whole. Specifically as it relates to the economic loss class action in the US, the final cost of the settlement may vary based on, among other things, how many patients and other settlement class members participate in the settlement.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls around the identification and evaluation of legal claims, litigation and investigations, and the recording and continuous re-assessment of the related provisions, contingent liabilities, and disclosures. For example, as it relates to the economic loss class action settlement, we tested management’s review over key assumptions in the provision calculation, such as the number of patients and other settlement class members expected to participate in the settlement.

To evaluate the potential impact of allegations and test the Company’s estimate of provisions for legal claims and litigation and the disclosure for provisions and contingent liabilities, we discussed the allegations with both internal and external legal counsel and requested confirmation letters from in-house legal counsel and external legal counsel involved in these matters. We also discussed the allegations with the Company’s finance department, inspected relevant correspondence with authorities, and inspected the minutes of the meetings of the Audit Committee, Supervisory Board, Board of Management and Executive Committee. For claims settled during the year, we read the related settlement agreements and agreed the cash payments, as appropriate.

Specifically related to ongoing investigations into alleged non-compliance with laws and regulations, we were supported by forensic specialists and legal specialists to assist us in assessing certain technical aspects of the alleged non-compliance matters, legal claims, and litigation. To assess the completeness of the provisions and contingent liabilities, we reviewed publicly available information, such as press releases, notifications issued by regulatory bodies, media reports and publications. Related to the economic loss class action settlement, we tested the accuracy of input data such as quantities registered, for which a significant portion is derived from the Respironics recall program. We also obtained the settlement agreement and agreed the terms and conditions to the key inputs used to record the provision.

We evaluated the adequacy of the Company’s disclosure for provisions for legal claims and litigation, and contingent liabilities, as included in the group financial statements.

Recognition of deferred tax assets in the United States
Description of the Matter

As more fully described in Note 8, Income taxes, at December 31, 2023, the Company had net deferred tax assets of EUR 1,676 million which were recognized in respect of entities in countries where there have been tax losses in the current or preceding period, primarily the United States (US).

Deferred tax assets (‘DTA’) are recognized to the extent that it is probable that there will be future taxable profits against which these can be utilized. Determining whether such taxable profits are probable involves significant judgment, which includes but is not limited to, the availability and timing of reversal of offsetting deferred tax liabilities, the projection of available future tax profits and the expected period of recovery.

Auditing the recognition of deferred tax assets in the US was complex because it involved significant judgment and management assumptions related to projections used to determine future taxable income, which was derived from the Company’s strategic plan, and estimation uncertainty in determining the expected period of recovery.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the recognition of deferred tax assets in the US. This included controls over management’s process related to the assessment of the model used to project future taxable income, the assumptions used in the income projections, and controls over the mathematical accuracy of the calculation.

We performed procedures to test the projections of future taxable income, based on the Company’s strategic plan, including assessment of the historical accuracy of management’s forecasting assumptions and sensitivity analyses. With the assistance of our tax professionals we assessed the reasonableness of the expected period of recovery by analysing the timing and right of offset of certain deferred tax assets with deferred tax liabilities.

We also evaluated the adequacy of management’s disclosures around deferred tax assets as included in the group financial statements.

/s/ Ernst & Young Accountants LLP

We have served as the Company‘s auditor since 2016.

Amsterdam, the Netherlands
February 20, 2024

13.5Consolidated statements of income

Philips Group

Consolidated statements of income

in millions of EUR

For the year ended December 31

	2021	2022	2023
Sales6	17,156	17,827	18,169
Cost of sales	(9,988)	(10,633)	(10,721)
Gross margin	7,168	7,194	7,448
Selling expenses	(4,258)	(4,621)	(4,524)
General and administrative expenses	(599)	(671)	(608)
Research and development expenses	(1,806)	(2,091)	(1,890)
Impairment of goodwill11	(15)	(1,357)	(8)
Other business income6	186	127	112
Other business expenses6	(123)	(109)	(645)
Income from operations6	553	(1,529)	(115)
Financial income7	149	58	63
Financial expenses7	(188)	(258)	(376)
Investments in associates, net of income taxes	(4)	(2)	(98)
Income before taxes	509	(1,731)	(526)
Income tax (expense) benefit8	103	113	73
Income from continuing operations	612	(1,618)	(454)
Discontinued operations, net of income taxes3	2,711	13	(10)
Net income	3,323	(1,605)	(463)

Attribution of net income:
Net income attributable to shareholders of Koninklijke Philips N.V.	3,319	(1,608)	(466)
Net income attributable to non-controlling interests	4	3	2

Philips Group

Earnings per common share attributable to shareholders of Koninklijke Philips N.V.

in EUR

	2021	2022	2023
Basic earnings per common share attributable to shareholders of Koninklijke Philips N.V. 1)
Income from continuing operations	0.64	(1.76)	(0.50)
Net income	3.52	(1.75)	(0.51)

Diluted earnings per common share attributable to shareholders of Koninklijke Philips N.V. 1)
Income from continuing operations	0.64	(1.76)	(0.50)
Net income	3.50	(1.75)	(0.51)
1)Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

Amounts may not add up due to rounding.

13.6Consolidated statements of comprehensive income

Philips Group

Consolidated statements of comprehensive income

in millions of EUR

For the year ended December 31

	2021	2022	2023

Net income for the period	3,323	(1,605)	(463)

Pensions and other-post employment plans:20
Remeasurement, before tax	134	101	(26)
Income tax effect on remeasurements8	(21)	(20)	3

Financial assets fair value through OCI:
Net current-period change, before tax	(39)	(32)	(20)
Income tax effect on net current-period change	1	1	3
Total of items that will not be reclassified to Income Statement	74	49	(40)

Currency translation differences:
Net current period change, before tax	1,078	748	(579)
Income tax effect on net current-period change8	(5)	2	-
Reclassification adjustment for (gain) loss realized	36	-	(26)
Reclassification adjustment for (gain) loss realized, in discontinued operations	69
Cash flow hedges:
Net current-period change, before tax	(52)	(29)	29
Income tax effect on net current-period change8	18	(10)	(2)
Reclassification adjustment for (gain) loss realized	(14)	63	(19)
Total of items that are or may be reclassified to Income Statement	1,129	774	(597)

Other comprehensive income for the period	1,203	823	(637)

Total comprehensive income for the period	4,527	(782)	(1,100)

Total comprehensive income (loss) attributable to:
Shareholders of Koninklijke Philips N.V.	4,520	(786)	(1,101)
Non-controlling interests	7	4	1

Amounts may not add up due to rounding.

13.7Consolidated balance sheets

Philips Group

Consolidated balance sheets

in millions of EUR unless otherwise stated

As of December 31

	2022	2023

Non-current assets
Property, plant and equipment 102	2,638	2,483
Goodwill112	10,238	9,876
Intangible assets excluding goodwill122	3,526	3,190
Non-current receivables16	279	193
Investments in associates5	537	381
Other non-current financial assets13	660	619
Non-current derivative financial assets28	4	3
Deferred tax assets8	2,449	2,627
Other non-current assets14	98	93
Total non-current assets	20,429	19,466

Current assets
Inventories15	4,049	3,491
Other current financial assets13	11	3
Other current assets14	490	500
Current derivative financial assets28	123	45
Income tax receivable	222	220
Current receivables2516	4,115	3,733
Assets classified as held for sale3	77	79
Cash and cash equivalents29	1,172	1,869
Total current assets	10,259	9,940
Total assets	30,688	29,406

Equity17
Shareholders' equity	13,249	12,028
Common shares	178	183
Capital in excess of par value	5,025	5,827
Reserves	1,488	879
Other	6,558	5,139
Non-controlling interests17	34	33
Group equity	13,283	12,061

Non-current liabilities
Long-term debt 18	7,270	7,035
Non-current derivative financial liabilities28	4	3
Long-term provisions2019	1,097	1,035
Deferred tax liabilities8	91	71
Non-current contract liabilities22	515	469
Non-current tax liabilities 8	435	390
Other non-current liabilities22	60	54
Total non-current liabilities	9,471	9,058

Current liabilities
Short-term debt 18	931	654
Current derivative financial liabilities28	207	40
Income tax payable	40	83
Accounts payable25	1,968	1,917
Accrued liabilities21	1,626	1,887
Current contract liabilities22	1,696	1,809
Short-term provisions2019	1,018	1,463
Dividend payable	-	11
Liabilities directly associated with assets held for sale	-	9
Other current liabilities22	448	414
Total current liabilities	7,934	8,287
Total liabilities and group equity	30,688	29,406

Amounts may not add up due to rounding.

13.8Consolidated statements of cash flows

Philips Group

Consolidated statements of cash flows

in millions of EUR

For the year ended December 31

	2021	2022	2023
Cash flows from operating activities
Net income (loss)	3,323	(1,605)	(463)
Results of discontinued operations, net of income tax	(2,711)	(13)	10
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization, and impairment of assets	1,323	1,602	1,261
Impairment of goodwill	15	1,357	8
Share-based compensation	108	95	88
Net loss (gain) on sale of assets	55	(115)	(71)
Interest income	(18)	(25)	(46)
Interest expense on debt, borrowings, and other liabilities	152	226	255
Investments in associates, net of income taxes	4	112	107
Income taxes	(103)	(113)	(71)
Decrease (increase) in working capital	(401)	(862)	913
Decrease (increase) in receivables and other current assets	(39)	(342)	298
Decrease (Increase) in inventories	(581)	(572)	257
Increase (decrease) in accounts payable, accrued and other current liabilities	219	52	358
Decrease (increase) in non-current receivables and other assets	(46)	1	(33)
Increase (decrease) in other liabilities	33	(84)	(38)
Increase (decrease) in provisions19	427	(199)	422
Other items	(164)	(39)	129
Interest received	17	15	53
Interest paid	(151)	(205)	(250)
Dividends received from investments in associates	14	12	13
Income taxes paid	(249)	(333)	(152)
Net cash provided by (used for) operating activities	1,629	(173)	2,136
Cash flows from investing activities
Net capital expenditures	(729)	(788)	(554)
Purchase of intangible assets	(107)	(105)	(96)
Expenditures on development assets	(259)	(257)	(203)
Capital expenditures on property, plant and equipment	(397)	(444)	(345)
Proceeds from sales of property, plant and equipment	33	18	90
Net proceeds from (cash used for) derivatives and current financial assets23	48	(72)	(46)
Purchase of other non-current financial assets23	(124)	(116)	(92)
Proceeds from other non-current financial assets23	124	78	48
Purchase of businesses, net of cash acquired45	(3,098)	(712)	(73)
Net proceeds from sale of interests in businesses, net of cash disposed	107	124	80
Net cash provided by (used for) for investing activities	(3,672)	(1,487)	(636)
Cash flows from financing activities
Proceeds from issuance (payments on) short-term debt1823	(25)	47	29
Principal payments on current portion of long-term debt1823	(302)	(1,472)	(754)
Proceeds from issuance of long-term debt1823	76	2,516	544
Re-issuance of treasury shares	23	12
Purchase of treasury shares17	(1,636)	(187)	(662)
Dividends paid to shareholders of Koninklijke Philips N.V.	(482)	(412)	(2)
Dividends paid to shareholders of non-controlling interests	(2)	(6)	(3)
Net cash provided by (used for) financing activities	(2,347)	500	(848)
Net cash provided by (used for) continuing operations	(4,390)	(1,160)	652
Net cash provided by (used for) discontinued operations3	3,403	(12)	123
Net cash provided by (used for) continuing and discontinued operations	(986)	(1,172)	776
Effect of changes in exchange rates on cash and cash equivalents	65	41	(79)
Cash and cash equivalents at the beginning of the period	3,226	2,303	1,172
Cash and cash equivalents at the end of the period	2,303	1,172	1,869

Amounts may not add up due to rounding.

13.9Consolidated statements of changes in equity

Philips Group

Consolidated statements of changes in equity

in millions of EUR

For the year ended December 31

	Common shares	Capital in excess of par value	Fair value through OCI	Cash flow hedges	Currency translation differences	Retained earnings	Treasury shares	Total shareholders' equity	Non-controlling interests	Group equity
			Reserves			Other

Balance as of January 1, 2021	182	4,400	(305)	23	(58)	7,828	(199)	11,870	31	11,901
Total comprehensive income (loss)			(39)	(48)	1,175	3,432		4,520	7	4,527
Dividend distributed	1	290				(773)		(482)	(2)	(484)
Minority Buy-out									-	-
Transfer of result on disposal of equity investments at FVTOCI to retained earnings						-		-		-
Purchase of treasury shares						-	(758)	(757)		(757)
Re-issuance of treasury shares	-	(150)				18	143	11		11
Forward contracts						48	(869)	(821)		(821)
Share call options						12	(21)	(9)		(9)
Cancellation of treasury shares	(7)					(1,221)	1,228
Share-based compensation plans		110						110		110
Income tax share-based compensation plans		(4)						(4)		(4)
Balance as of December 31, 2021	177	4,646	(344)	(25)	1,117	9,344	(476)	14,438	36	14,475
Total comprehensive income (loss)			(32)	23	749	(1,527)		(786)	4	(782)
Dividend distributed	3	326				(741)		(412)	(6)	(418)
Minority Buy-out									-	-
Transfer of result on disposal of equity investments at FVTOCI to retained earnings			(1)			1		-		-
Purchase of treasury shares						-	(24)	(24)		(24)
Re-issuance of treasury shares		(43)				(28)	77	7		7
Forward contracts						76	(140)	(64)		(64)
Share call options						5	(12)	(6)		(6)
Cancellation of treasury shares	(2)					(298)	299
Share-based compensation plans		95						95		95
Income tax share-based compensation plans		1						1		1
Balance as of December 31, 2022	178	5,025	(376)	(2)	1,866	6,832	(275)	13,249	34	13,283
Total comprehensive income (loss)			(17)	8	(604)	(488)		(1,101)	1	(1,100)
Dividend distributed	8	741				(816)		(68)	(3)	(70)
Transfer of result on disposal of equity investments at FVTOCI to retained earnings			4			(4)		-		-
Purchase of treasury shares						-		-		-
Re-issuance of treasury shares		(29)				(24)	54	-		-
Forward contracts						465	(608)	(143)		(143)
Share call options								-		-
Cancellation of treasury shares	(3)					(563)	566
Share-based compensation plans		88						88		88
Income tax share-based compensation plans		2						2		2
Balance as of December 31, 2023	183	5,827	(390)	6	1,263	5,402	(262)	12,028	33	12,061

Amounts may not add up due to rounding.

13.10Notes to the Consolidated financial statements

1General information to the Consolidated financial statements

Reporting entity and its operations

Koninklijke Philips N.V. (‘Royal Philips’), incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch Law. Philips is headquartered in Amsterdam, the Netherlands and has its registered address at High Tech Campus 52, 5656 AG Eindhoven, the Netherlands. The consolidated financial statements of Royal Philips as of December 31, 2023 comprise Royal Philips and its subsidiaries (together referred to as the 'company’ or ‘Philips’ or the 'Group’). Philips is a leading health technology company primarily involved in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care.

Basis of preparation

The Consolidated financial statements are:

  prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and comply with the statutory provisions of Part 9, Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective 2023 have been endorsed by the EU; consequently, the accounting policies applied by Philips also comply with IFRS as issued by the IASB. These accounting policies have been applied by group entities;
  authorized for issue by the Board of Management of Royal Philips on February 19, 2024;
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

  Assessment of control (below paragraph Basis of consolidation and Interests in entities)
  Revenue recognition (Income from operations)
  For acquisitions, the identification and valuation of acquired assets and liabilities including contingent considerations provisions (Acquisitions and divestments, Provisions)
  Determination of deferred tax assets for losses carried forward and uncertain tax positions (Income taxes)
  Assumptions used for impairment testing (Goodwill, Intangible assets excluding goodwill)
  Assessments of exposure to credit risk of financial instruments (Other financial assets, Receivables, Debt, Fair value of financial assets and liabilities, Details of treasury and other financial risks)
  Assumptions used to determine the net realizable value of inventories (Inventories)
  Actuarial assumptions of future events that are used in calculating post-employment benefit expenses and liabilities (Post-employment benefits)
  Estimates and assumptions regarding the timing and the amount of outflow of resources, as well as estimating the likelihood of a potential outflow of resources and the ability to make a reliable estimate of the obligation relating to provisions and contingent liabilities (Provisions, Contingencies)

The company regularly updates its significant assumptions and estimates to support the reported amounts of assets, liabilities, income and expenses.

In preparing the consolidated financial statements management has considered the impact of climate change, specifically the financial impact of Philips meeting its internal and external climate related aims, the potential impact of climate related risks and the costs incurred to pro-actively manage such risks. These considerations did not have a material impact on the financial reporting judgments, estimates or assumptions. The specific financial impacts considered include, for example: specific climate mitigation measures, such as the use of lower carbon energy sources, the costs of developing more sustainable product offerings and expenses incurred to mitigate against the impact of extreme weather conditions. Philips uses 100% electricity from renewable sources, mainly through long-term Power Purchase Agreements thereby mitigating the impact of carbon taxes. The development of more sustainable products are covered through our EcoDesign program and already included in our R&D expenses. The physical risk related to climate change on our sites resulting from our TCFD-assessment is currently considered limited.

Material accounting policies

The material accounting policies as generally applied throughout the financial statements are described below. Material accounting policies relating to specific financial statement items are included in the respective notes to the financial statements.

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

New accounting policies effective in 2023

No new IFRS accounting standards or amendments to existing standards, effective in 2023, had a significant impact on the consolidated financial statements. The company has not early adopted any standards or amendments to existing standards. Consistent with the IAS 12 amendment regarding Pillar Two taxation as issued by the IASB and adopted by the EU, Philips does not recognize and disclose deferred taxes arising from tax laws that implement Pillar Two model rules published by the Organisation for Economic Co-operation and Development. Furthermore, Philips will recognize and disclose the impact (if any) from Pillar Two income taxes on current tax effective from 2024.

New accounting policies effective after 2023

The IASB has issued several IFRS accounting standards, or amendments to standards, with an effective date after 2023. The company does not anticipate that the application of these standards, or amendments to standards, will have a significant effect on the consolidated financial statements upon adoption.

Changes in presentation from the prior year

Accounting policies have been applied consistently for all periods presented in these consolidated financial statements. Certain prior-year amounts have been reclassified to conform to the current year presentation due to immaterial organizational changes.

Philips has realigned the composition of its reporting segments effective from April 1, 2023. The most notable change is the shift of the previous Enterprise Diagnostic Informatics business from the Diagnosis & Treatment segment to the Connected Care segment. This business, together with other informatics solutions in the Connected Care segment, now forms the Enterprise Informatics business. Accordingly, the comparative figures for the affected segments have been restated in the consolidated financial statements.

Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

2Information by segment and main country

Accounting policies

Segment accounting policies are the same as the accounting policies applied by the company. Operating segments are components of the company’s business activities about which separate financial information is available that is evaluated regularly by the Chief Operating Decision-Maker (the Board of Management of the company). The Board of Management decides how to allocate resources and assesses performance. Reportable segments comprise the operating segments Diagnosis & Treatment, Connected Care and Personal Health. Additionally, besides these reportable segments, segment Other contains the items Innovation & Strategy, IP Royalties, Central costs, and other small items.

Accounting estimates and judgments

Determining reportable segments requires significant judgment and involves evaluating the information which is reviewed by the Chief Operating Decision-Maker (the Board of Management) to assess performance and allocate resources, in accordance with IFRS 8 'Operating Segments'.

The Philips business segments are Diagnosis & Treatment, Connected Care and Personal Health, each being responsible for the management of its business worldwide. As of the first quarter of 2021 the Domestic Appliances business was presented as a discontinued operation and therefore no longer part of the Personal Health segment. The comparative results prior to that were restated to reflect the treatment of the Domestic Appliances business as a discontinued operation. Refer to Discontinued operations and assets classified as held for sale.

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

Philips has realigned the composition of its business segments effective from April 1, 2023. The most notable change is the shift of the previous Enterprise Diagnostic Informatics business from the Diagnosis & Treatment segment to the Connected Care segment. This business, together with other informatics solutions in the Connected Care segment, now forms the Enterprise Informatics business. Accordingly, the comparative figures for the affected segments have been restated. The realignment did not impact the presentation of the business segments or the key segmental performance measure, which continues to be Adjusted EBITA.

Philips Group

Information on income statements

in millions of EUR

	sales	sales including intercompany	depreciation and amortization1)	Adjusted EBITA
2023
Diagnosis & Treatment	8,818	9,253	(306)	1,026
Connected Care	5,138	5,149	(445)	369
Personal Health	3,602	3,685	(115)	597
Other	612	428	(394)	(71)
Inter-segment eliminations		(346)
Philips Group	18,169	18,169	(1,261)	1,921

2022
Diagnosis & Treatment	8,290	8,576	(417)	788
Connected Care	5,268	5,280	(646)	111
Personal Health	3,626	3,684	(132)	538
Other	643	736	(407)	(119)
Inter-segment eliminations		(449)
Philips Group	17,827	17,827	(1,602)	1,318

2021
Diagnosis & Treatment	7,825	8,023	(363)	1,028
Connected Care	5,371	5,388	(472)	553
Personal Health	3,429	3,462	(131)	590
Other	530	636	(357)	(117)
Inter-segment eliminations		(353)
Philips Group	17,156	17,156	(1,323)	2,054
1)Includes impairments (excluding goodwill impairment); for impairment values please refer to Property, plant and equipment and Intangible assets excluding goodwill

The term Adjusted EBITA is used to evaluate the performance of Philips and its segments. Adjusted EBITA represents Income from operations excluding amortization and impairment of acquired intangible assets and impairment of goodwill (EBITA) and excluding gains or losses from restructuring costs, acquisition-related charges and other items.

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

Philips Group

Reconciliation from net income to Adjusted EBITA

In millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2023
Net Income	(463)
Discontinued operations, net of income taxes	10
Income taxes	(73)
Investments in associates, net of income taxes	98
Financial expenses	376
Financial income	(63)
Income from operations	(115)	720	(1,199)	552	(188)
Amortization and impairment of acquired intangible assets	290	89	178	14	9
Impairment of goodwill	8	8	-
EBITA	183	816	(1,020)	567	(179)
Restructuring and acquisition-related charges	381	118	115	9	140
Other items:	1,358	92	1,275	22	(32)
Respironics litigation provision	575		575
Respironics field-action connected to the proposed consent decree	363		363
Respironics field-action running remediation costs	224		224
Quality remediation actions	175	81	94
Provision for a legal matter	31		31
Investment re-measurement loss	23			23
Gain on divestment of business	(35)				(35)
Remaining items	2	11	(12)	(1)	3
Adjusted EBITA	1,921	1,026	369	597	(71)

Philips Group

Reconciliation from net income to Adjusted EBITA

In millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2022
Net Income	(1,605)
Discontinued operations, net of income taxes	(13)
Income taxes	(113)
Investments in associates, net of income taxes	2
Financial expenses	258
Financial income	(58)
Income from operations	(1,529)	538	(2,347)	515	(235)
Amortization and impairment of acquired intangible assets	363	115	226	15	8
Impairment of goodwill	1,357		1,357
EBITA	192	652	(764)	531	(227)
Restructuring and acquisition-related charges	202	3	125	11	62
Other items:	925	133	750	(4)	46
Respironics field-action connected to the proposed consent decree	250		250
Respironics field-action running remediation costs	210		210
R&D project impairments	134	73	59	3
Portfolio realignment charges	109		109
Provision for public investigations tender irregularities	60	60
Quality remediation actions	59		59
Impairments of assets in S&RC	39		39
Remaining items	63	-	24	(6)	46
Adjusted EBITA	1,318	788	111	538	(119)

Philips Group

Reconciliation from net income to Adjusted EBITA

In millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2021
Net Income	3,323
Discontinued operations, net of income taxes	(2,711)
Income taxes	(103)
Investments in associates, net of income taxes	4
Financial expenses	188
Financial income	(149)
Income from operations	553	948	(716)	576	(255)
Amortization and impairment of acquired intangible assets	322	142	158	15	6
Impairment of goodwill	15	2	13
EBITA	890	1,092	(545)	591	(248)
Restructuring and acquisition-related charges	95	(30)	130	(1)	(5)
Other items:	1,069	(35)	968	-	136
Respironics field-action connected to the proposed consent decree	719		719
Respironics field-action running remediation costs	94		94
Quality remediation actions	94		94
Loss on divestment of business	76				76
Remaining items	87	(35)	61	-	61
Adjusted EBITA	2,054	1,028	553	590	(117)

Transactions between the segments are mainly related to components and parts included in the product portfolio of the other segments. The pricing of such transactions was at cost or determined on an arm’s length basis. Philips has no single external customer that represents 10% or more of sales.

Philips Group

Main countries

in millions of EUR

	sales1)	tangible and intangible assets2)
2023
Netherlands	2,390	1,624
United States	7,178	11,410
China	1,408	234
Japan	941	407
Germany	573	348
Other countries	5,679	1,527
Total main countries	18,169	15,550

2022
Netherlands	2,021	1,746
United States	7,226	12,087
China	1,239	260
Japan	1,011	436
Germany	642	323
Other countries	5,688	1,550
Total main countries	17,827	16,402

2021
Netherlands	1,860	1,934
United States	6,403	12,615
China	1,400	258
Japan	1,068	480
Germany	970	305
France	446	49
India	431	85
United Kingdom	426	567
Other countries	4,150	693
Total main countries	17,156	16,986
1)To better align with the Country Activity and Tax reporting, the allocation of country-level sales was revised from country of destination to country of origin. Comparative information in this table has been restated to be consistent with the current-period presentation.2)Consists of Property plant and equipment, Intangible assets excluding goodwill and Goodwill

3Discontinued operations and assets classified as held for sale

Accounting policies
Assets classified as held-for-sale

Non-current assets (or disposal groups) are classified as held-for-sale if their carrying amounts are expected to be recovered through a sale transaction rather than through continuing use. Non-current assets (or disposal groups) classified as held-for-sale are measured at the lower of their carrying amount or the fair value less costs of disposal. Depreciation or amortization of an asset ceases when it is classified as held-for-sale. When non-current assets (or disposal groups) are classified as held-for-sale, comparative balances prior to such date are not represented in the Consolidated balance sheets.

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

In 2023 and 2022 discontinued operations consist of certain costs related to other divestments, which were previously reported as discontinued operations. In 2021 discontinued operations consist primarily of the Domestic Appliances business. The following table summarizes the results of discontinued operations, net of income taxes, reported in the consolidated statements of income.

Philips Group

Discontinued operations, net of income taxes

in millions of EUR

	2021	2022	2023
Domestic Appliances	2,698	3	(2)
Other	13	10	(7)
Discontinued operations, net of income taxes	2,711	13	(10)
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

Philips Group

Results of Domestic Appliances

in millions of EUR

	2021	2022	2023
Sales	1,516	6	-
Costs and expenses	(1,322)	(2)	(2)
Income from operations	194	4	(2)
Result on the sale of discontinued operations	3,241	1	(1)
Income before tax	3,435	5	(3)
Income tax benefit (expense)1)	6	(2)	1
Income tax related the sale of discontinued operations	(743)
Results from discontinued operations	2,698	3	(2)
1)The income tax of discontinued operations is calculated based on the separate return method, as if Domestic Appliances was filing its own separate tax returns.

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

Discontinued operations: Other

Certain costs related to other divestments, which were previously reported as discontinued operations, resulted in a net loss of EUR (7) million in 2023, a net gain of EUR 10 million in 2022 and a net gain of EUR 13 million in 2021.

Discontinued operations cash flows

The following table presents the net cash provided by (used for) discontinued operations reported in the Consolidated statements of cash flows.

Net cash provided by (used for) discontinued operations

in millions of EUR

	2021	2022	2023
Net cash provided by (used for) operating activities	85	(27)	123
Net cash provided by (used for) investing activities	3,319	15
Net cash provided by (used for) discontinued operations	3,403	(12)	123

In 2023, net cash provided by discontinued operations was EUR 123 million and consisted primarily of a refund received of one-off advance tax payments related to a previously divested business.

In 2022, net cash used for discontinued operations was EUR (12) million and consisted primarily of cash flows related to the tax claims from a previously divested business.

In 2021, net cash provided for discontinued operations was EUR 3,403 million and consisted primarily of the net cash inflow of EUR 3,319 million from the sale of the Domestic Appliances business on September 1, 2021.

Assets classified as held for sale

As of December 31, 2023, assets held for sale primarily consisted of assets and liabilities directly associated with a business held for sale.

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

2023

Acquisitions

On May 5, 2023, Philips completed one acquisition within Ultrasound business unit to accelerate the growth of its Diagnosis & Treatment segment. The total equity purchase price and the settlement of debt, net of acquired cash, involved an amount of EUR 53 million and a contingent consideration of EUR 6 million at fair value, the latter recognized as a Long-term provision. Upon acquisition, the company recognized Goodwill of EUR 24 million, Other intangible assets of EUR 40 million and deferred tax asset and liability of EUR 5 million and EUR 2 million, respectively. The acquisition is subject to final purchase price allocation procedures, which is expected to be finalized in the second quarter of 2024. The primary provisional accounts subject to change are related to acquired intangible assets and goodwill.

Since the acquisition date through December 31, 2023, the contribution to sales to third parties and net income of the acquiree was not material. The sales and net income would not differ materially if the acquisition date had been January 1, 2023. Acquisition-related costs were recognized in General and administrative expenses and were not material.

Divestments

During 2023 Philips completed six divestments for net cash consideration of EUR 80 million and a gain of EUR 50 million, which is included in Other business income of the Consolidated statements of income. The most notable was the sale of Philips Pharma Solutions in the US. The divestments were not material.

2022

Acquisitions

In 2022 Philips completed three acquisitions. The acquisitions involved aggregated net cash outflow of EUR 359 million. Including final purchase price adjustments processed in the course of 2023, the company recognized contingent consideration of EUR 96 million measured at fair value, aggregated Goodwill of EUR 307 million, Other intangible assets of EUR 179 million, Deferred tax assets of EUR 20 million and Deferred tax liabilities generated from the intangible assets of EUR 43 million.

Vesper Medical Inc. (Vesper) was the most notable acquisition and is discussed below. The remaining two acquisitions involved aggregated net cash outflow of EUR 139 million. Including final purchase price adjustments processed in the course of 2023, the company recognized contingent consideration of EUR 61 million measured at fair value, aggregated Goodwill of EUR 130 million, Other intangible assets of EUR 95 million and Deferred tax liabilities of EUR 23 million.

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

Group companies

Below is a list of material subsidiaries as of December 31, 2023 representing greater than 5% of either the consolidated group Sales, Income from operations or Income from continuing operations (before any intra-group eliminations) of Group legal entities. All of the entities are fully consolidated in the Group financial statements.

Philips Group

Interests in group companies

in alphabetical order by country

2023

Legal entity name	Principal country of business
Philips (China) Investment Company, Ltd.	China
Philips Medizin Systeme Böblingen GmbH	Germany1)
Philips Japan, Ltd.	Japan
Philips Consumer Lifestyle B.V.	Netherlands
Philips Medical Systems (Cleveland), Inc.	United States
ATL International LLC	United States
Philips North America LLC	United States
Philips RS North America LLC	United States
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

Information related to non-controlling interests

As of December 31, 2023, four consolidated subsidiaries are not wholly owned by Philips (December 31, 2022: four). In 2023, Sales to third parties and Net income for these subsidiaries in aggregate are EUR 492 million (December 31, 2022: EUR 472 million) and EUR 27 million (December 31, 2022: EUR 28 million), respectively.

Investments in associates

Philips has investments in a number of associates. During 2023, Philips made two investments in associates for a total amount of EUR 3 million.

Due to the loss of significant influence in Candid Care during 2023, Philips reclassified the investment to Other non-current financial asset at FVTOCI (Level 3). On reclassification Philips recorded a loss of EUR 23 million in Other business expenses. For more information about Other non-current financial asset at FVTOCI, refer to Other financial assets and Fair value of financial assets and liabilities.

In 2023, Philips recorded its share in negative results of associates of EUR 51 million and impairment of EUR 58 million. The impairment losses mainly related to HALO Dx (EUR 33 million) and were recorded within the Investments in associates, net of income taxes line item.

Cumulative translation adjustments related to investments in associates were EUR (21) million as of December 31, 2023 (2022: EUR (22) million).

Involvement with unconsolidated structured entities

Philips founded three Philips Medical Capital (PMC) entities, in the US, France and Germany, in which Philips holds a minority interest. Philips Medical Capital, LLC in the US is the most significant entity. PMC entities provide healthcare equipment financing and leasing services to Philips customers for diagnostic imaging equipment, patient monitoring equipment, and clinical IT systems.

The company concluded that it does not control, and therefore should not consolidate the PMC entities. In the US, PMC operates as a subsidiary of De Lage Landen Financial Services, Inc. The same structure and treatment is applied to the PMC entities in the other countries, with other majority shareholders. Operating agreements are in place for all PMC entities, whereby acceptance of sales and financing transactions resides with the respective majority shareholder. After acceptance of a transaction by PMC, Philips transfers control and does not retain any obligations towards PMC or its customers, from the sales contracts.

As of December 31, 2023, Philips’ shareholding in Philips Medical Capital, LLC had a carrying value of EUR 27 million (December 31, 2022: EUR 29 million).

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

Transfer of control varies depending on the individual terms of the contract of sale. For consumer-type products in the Personal Health segment, control is transferred when the product is shipped and delivered to the customer and title and risk have passed to the customer (depending on the delivery conditions) and acceptance of the product has been obtained.

Revenues from transactions relating to distinct goods or services are accounted for separately based on their relative stand-alone selling prices. The stand-alone selling price is the price that would be charged for the goods or service in a separate transaction under similar conditions to similar customers. The transaction price is determined (considering variable considerations) and allocated to performance obligations based on their relative stand-alone selling prices. These transactions mainly occur in the segments Diagnosis & Treatment and Connected Care and include arrangements that require subsequent installation and training activities to make distinct goods operable for the customer. As such, the related installation and training activities are part of equipment sales rather than separate performance obligations. Revenue is recognized when the performance obligation is satisfied, i.e., when the installation has been completed and the equipment is ready to be used by the customer in the way contractually agreed.

Variable consideration is included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur once associated uncertainties are resolved. Such assessment is performed on each reporting date to check whether it is constrained. For products for which a right of return exists during a defined period, revenue recognition is determined based on the historical pattern of actual returns, or in cases where such information is not available, revenue recognition is postponed until the return period has lapsed. Return policies are typically based on customary return arrangements in local markets. A provision is recognized for assurance-type product warranty at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by the company with respect to the products sold. For certain products, the customer has the option to purchase the warranty separately, which is considered a separate performance obligation on top of the assurance-type product warranty. For such warranties which provide distinct service, revenue recognition occurs on a straight-line basis over the extended warranty contract period. Occasionally, the company may offer a full or partial refund of consideration previously paid, for example as part of the resolution to warranty related matters. In such instances, a provision is recognized for the amounts expected to be refunded to customers, and remeasured at each reporting date to reflect changes in the estimated refunds, with a corresponding adjustment to revenue.

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

A breakdown by nature of the income (loss) from operations is as follows:

Philips Group

Sales and costs by nature

in millions of EUR

	2021	2022	2023
Sales	17,156	17,827	18,169
Costs of materials used	(4,142)	(4,320)	(4,626)
Employee benefit expenses	(6,246)	(6,952)	(6,903)
Depreciation and amortization1)	(1,323)	(1,602)	(1,261)
Impairment of goodwill	(15)	(1,357)	(8)
Shipping and handling	(645)	(756)	(668)
Advertising and promotion	(752)	(739)	(700)
Lease expenses	(19)	(39)	(51)
Other operational costs	(3,524)	(3,609)	(3,535)
Other business income (expenses)	63	18	(533)
Income from operations	553	(1,529)	(115)
1)Includes impairments; for impairment values please refer to Property, plant and equipment and Intangible assets excluding goodwill

Sales composition and disaggregation

For information related to sales on a segment and geographical basis, refer to Information by segment and main country.

Philips Group

Sales composition

in millions of EUR

	2021	2022	2023
Goods	11,981	12,139	12,419
Services	4,374	4,878	4,926
Royalties	383	419	434
Total sales from contracts with customers	16,738	17,435	17,779
Sales from other sources	418	391	390
Total sales	17,156	17,827	18,169

Sales of goods include provisions of EUR 174 million that were recognized as a reduction of sales, primarily for (partial) refunds to customers in connection with the proposed Respironics consent decree. Refer to Provisions.

Total sales from other sources mainly relates to operating leases EUR 234 million (2022: EUR 258 million 2021: EUR 293 million). Sales represent revenue from external customers.

As of December 31, 2023, the aggregate amount of the transaction price allocated to remaining performance obligations from a sale of goods and services was EUR 15,571 million. The company expects to recognize approximately 47% of the remaining performance obligations within 1 year. Revenue expected to be recognized beyond 1 year is mostly related to longer term customer service and software contracts.

Sales over time represent services and Other also includes royalties over time (2023: EUR 283 million 2022: EUR 292 million 2021: EUR 220 million).
Sales per geographic area are reported based on country of destination.

Philips Group

Disaggregation of Sales per segment

in millions of EUR

	2023
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Diagnosis & Treatment	5,762	2,978	8,742	76	8,818
Connected Care	2,970	1,854	4,824	314	5,138
Personal Health	3,586	16	3,602		3,602
Other	251	361	612	-	612
Philips Group	12,569	5,210	17,779	390	18,169

Philips Group

Disaggregation of Sales per segment

in millions of EUR

	2022
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Diagnosis & Treatment	5,285	2,950	8,234	55	8,290
Connected Care	3,079	1,853	4,932	336	5,268
Personal Health	3,615	11	3,626		3,626
Other	284	357	643	-	643
Philips Group	12,263	5,172	17,435	391	17,827

Philips Group

Disaggregation of Sales per segment

in millions of EUR

	2021
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Diagnosis & Treatment	5,120	2,656	7,776	50	7,825
Connected Care	3,399	1,604	5,002	369	5,371
Personal Health	3,423	6	3,429		3,429
Other	200	330	530	-	530
Philips Group	12,142	4,596	16,738	418	17,156

Philips Group

Disaggregation of Sales per geographic area

in millions of EUR

	2023
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Western Europe	2,552	1,221	3,770	49	3,819
North America	4,859	2,608	7,470	92	7,562
Other mature geographies	980	398	1,378	248	1,626
Mature geographies	8,392	4,227	12,618	389	13,007
Growth geographies	4,177	984	5,161	1	5,162
Sales	12,569	5,210	17,779	390	18,169

Philips Group

Disaggregation of Sales per geographic area

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

Philips Group

Disaggregation of Sales per geographic area

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

Employee benefit expenses

Philips Group

Employee benefit expenses

in millions of EUR

	2021	2022	2023
Salaries and wages excluding share-based compensation	5,014	5,594	5,635
Share-based compensation	115	104	97
Post-employment benefit costs	396	439	402
Other social security and similar charges:
Required by law	529	590	567
Voluntary	192	225	202
Employee benefit expenses	6,246	6,952	6,903

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

Employees

The average number (full-time equivalents, or FTEs) of employees by category is summarized as follows:

Philips Group

Employees by category

in FTEs

	2021	2022	2023
Production	38,618	39,742	35,281
Research & development	10,751	11,690	10,833
Other	22,543	23,019	23,001
Employees	71,912	74,451	69,115
Third party workers	4,533	4,086	3,149
Philips Group	76,445	78,538	72,264

Employees consist of those persons working on the payroll of Philips and whose costs are reflected in employee benefit expenses. Other consists of employees in commercial, general and administrative functions. Third party workers consist of personnel hired on a per-period basis, via external companies.

Philips Group

Employees by geographical location

in FTEs

	2021	2022	2023
Netherlands	11,142	11,180	9,794
Other countries	65,303	67,357	62,471
Philips Group	76,445	78,538	72,264

Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets, including impairments, are as follows:

Philips Group

Depreciation and amortization1)

in millions of EUR

	2021	2022	2023
Depreciation of property, plant and equipment	630	711	689
Amortization of software	88	117	98
Amortization of other intangible assets	322	363	290
Amortization of development costs	284	411	184
Depreciation and amortization	1,323	1,602	1,261
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

Impairment of goodwill

In 2023 a goodwill charge of EUR 8 million was recorded for the partial impairment of goodwill allocated to a business that was classified as held-for-sale as of December 31, 2023. During 2022, EUR 1,331 million of goodwill impairment charges were recorded in the Sleep & Respiratory Care business, due to revisions to the expected future cash flows. In addition, a EUR 27 million goodwill impairment was recognized in the Precision Diagnosis Solutions business. For further information refer to Goodwill.

Shipping and handling

Shipping and handling costs are included in cost of sales and selling expenses in the Consolidated statements of income.

Advertising and promotion

Advertising and promotion costs are included in selling expenses in the Consolidated statements of income.

Lease expense

Lease expense relates to short-term and low value leases.

Other operational costs

Other operational costs contain items which are dissimilar in nature and individually insignificant in amount to disclose separately. These costs contain among others expenses for outsourcing services, mainly in Information Technology and Human Resources, third party workers, consultants, warranty, patents, costs for travelling and external legal service. Government grants of EUR 95 million were recognized as cost reduction in 2023 (2022: EUR 103 million 2021: EUR 104 million). The grants mainly relate to research and development activities and business development.

Audit and audit-related fees

The following table shows the fees attributable to the fiscal years 2021, 2022 and 2023 for services rendered by the external auditors.

Philips Group

Audit and audit-related fees

in millions of EUR

	2021			2022			2023
	EY NL1)	EY Network	Total	EY NL1)	EY Network	Total	EY NL1)	EY Network	Total
Audit fees	10.3	5.4	15.7	9.5	5.6	15.2	9.7	5.1	14.7
consolidated financial statements	10.3	2.7	13.0	9.5	3.1	12.6	9.7	2.6	12.3
statutory financial statements		2.7	2.7		2.5	2.5		2.5	2.5
Audit-related fees2)	0.6	0.3	0.9	0.8	0.2	1.0	0.9	0.2	1.0
divestment
sustainability assurance	0.5		0.5	0.6		0.6	0.8		0.8
other	0.1	0.3	0.4	0.1	0.2	0.3	0.1	0.2	0.3
Tax fees					-	-
All other fees
Fees	10.9	5.7	16.6	10.3	5.8	16.2	10.6	5.2	15.8
1)Ernst & Young Accountants LLP2)Also known as Assurance fees

Other business income (expenses)

Other business income (expenses) consists of the following:

Philips Group

Other business income (expenses)

in millions of EUR

	2021	2022	2023
Result on disposal of businesses:
income	-	4	50
expenses	(75)	-	-
Result on disposal of fixed assets:
income	24	3	12
expenses	(5)	(1)	(1)
Result on other remaining businesses:
income	161	121	49
expenses	(43)	(109)	(643)
Other business income (expenses)	63	18	(533)
Total other business income	186	127	112
Total other business expenses	(123)	(109)	(645)

The result on disposal of businesses mainly relates to divestment of non-strategic businesses. For more information refer to Acquisitions and divestments.

The result on disposal of fixed assets mainly relates to the sale of real estate assets.

The result on other remaining businesses mainly relates to the revaluation of contingent consideration and various legal matters. In 2023 Philips Respironics recorded a EUR 575 million provision in connection with the anticipated resolution of the economic loss class action. For more information on contingent consideration, refer to Provisions.
In 2023 a loss of EUR 23 million related to a minority participation was recognized in Other business expenses. For more information refer to Interests in entities.

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

Philips Group

Financial income and expenses

in millions of EUR

	2021	2022	2023
Interest income	18	25	46
Interest income from loans and receivables	7	7	13
Interest income from cash and cash equivalents	11	18	33
Dividend income from financial assets	2	3	2
Net gains from disposal of financial assets	-	-	-
Net change in fair value of financial assets through profit or loss	95	9
Other financial income	33	20	15
Financial income	149	58	63
Interest expense	(159)	(235)	(277)
Interest expense on debt and borrowings	(126)	(200)	(229)
Finance charges under lease contract	(25)	(25)	(27)
Interest expense on pensions	(8)	(10)	(21)
Provision-related accretion expenses	(5)	(9)	(29)
Net foreign exchange gains (losses)	-	9	(23)
Net change in fair value of financial assets through profit or loss			(26)
Other financial expenses	(24)	(24)	(21)
Financial expenses	(188)	(258)	(376)
Financial income and expenses, net	(39)	(200)	(314)

In 2023, financial income and expenses, net increased by EUR 114 million year-on-year, mainly due to fair value losses and net foreign exchange losses in 2023, compared to gains in 2022. The fair value losses mainly relate to power purchase agreements for renewable energy, limited-life funds (mainly Gilde Healthcare) and other investments recognized at fair value through profit and loss. Furthermore, provision-related accretion expenses and net interest expense were higher in 2023 compared to 2022. Net interest expense in 2023 was EUR 21 million higher than in 2022, mainly due the issuance of new debt in 2022 and 2023 and the impact of increasing interest rates.

In 2022, Financial income and expenses increased by EUR 161 million year-on-year, mainly due to higher interest expense and lower fair value gains. The lower fair value gains compared to 2021 are mainly from investments in limited-life funds (mainly Gilde Healthcare) and other investments recognized at fair value through profit or loss. Net interest expense in 2022 was EUR 69 million higher than in 2021, mainly due to the financial charges related to early redemption of EUR and USD bonds and the issuance of new EUR bonds in 2022. The decrease in 2022 compared to 2021 in other financial income is mainly due to higher interest income on tax in 2021.
8Income taxes

Accounting policies

Income taxes comprise of current, non-current and deferred tax. Income tax is recognized in the Consolidated statements of income except to the extent that it relates to items recognized directly within equity or in other comprehensive income. Current tax is the expected taxes payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

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

Deferred tax assets and liabilities are recognized, using the consolidated balance sheet method, for the expected tax consequences of temporary differences between the carrying amounts of assets and liabilities and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: (a) the initial recognition of goodwill; or (b) the initial recognition of an asset or liability in a transaction which: (i) is not a business combination, (ii) at the time of transaction, affects neither accounting profit nor taxable profit (tax loss), (iii) at the time of the transaction, does not give rise to equal amounts of taxable and deductible differences; or (c) differences relating to investments in subsidiaries, joint ventures and associates where the reversal of the respective temporary difference can be controlled by the company and it is probable that it will not reverse in the foreseeable future. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity or on different taxable entities, but the company intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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

Consistent with the IAS 12 amendment regarding Pillar Two taxation as issued by the IASB and adopted by the EU, Philips does not recognize and disclose deferred taxes arising from tax laws that implement Pillar Two model rules published by the Organisation for Economic Co-operation and Development. Furthermore, Philips will recognize and disclose the impact (if any) from Pillar Two income taxes on current tax effective from 2024.

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

The income tax benefit of continuing operations amounts to EUR 73 million (2022: EUR 113 million tax benefit, 2021: EUR 103 million tax benefit).

The components of income before taxes and income tax expense are as follows:

Philips Group

Income tax expense

in millions of EUR

	2021	2022	2023
Income before taxes	509	(1,731)	(526)
Investments in associates, net of income taxes	(4)	(2)	(98)
Income before taxes and Investment in associates	513	(1,729)	(429)

Current tax (expense) benefit	(298)	(97)	(201)
Deferred tax (expense) benefit	401	210	274
Income tax (expense) benefit of continuing operations	103	113	73

Income tax benefit of continuing operations excludes the tax benefit of the discontinued operations of EUR 9 million (2022: EUR 18 million benefit, 2021: EUR 737 million expense), mainly related to the release of provisions.

The components of income tax expense of continuing operations are as follows:

Philips Group

Current income tax expense

in millions of EUR

	2021	2022	2023
Current year tax (expense) benefit	(291)	(111)	(211)
Prior year tax (expense) benefit	(7)	14	10
Current tax (expense) benefit	(298)	(97)	(201)

Philips Group

Deferred income tax expense

In millions of EUR

	2021	2022	2023
Recognition of previously unrecognized tax loss and credit carryforwards	138	2	72
Unrecognized tax loss and credit carryforwards	(10)	(13)	(41)
Changes to recognition of temporary differences	(1)	(4)	(112)
Prior year tax (expense) benefit	20	(1)	(2)
Tax rate changes	10	(18)	4
Origination and reversal of temporary differences, tax losses and tax credits	245	244	353
Deferred tax (expense) benefit	401	210	274

Philips’ operations are subject to income taxes in various foreign jurisdictions. The statutory income tax rate varies per country, which results in a difference between the weighted average statutory income tax rate and the Netherlands’ statutory income tax rate of 25.8% (2022: 25.8% 2021: 25.0%).

A reconciliation of the weighted average statutory income tax rate to the effective income tax rate of continuing operations is as follows:

Philips Group

Effective income tax rate

in %

	2021	2022	2023
Weighted average statutory income tax rate in %	22.7	23.6	22.0
Recognition of previously unrecognized tax loss and credit carryforwards	(26.9)	0.1	16.8
Unrecognized tax loss and credit carryforwards	1.9	(0.7)	(9.6)
Changes to recognition of temporary differences	0.3	(0.2)	(26.2)
Non-taxable income and tax incentives	(40.6)	5.8	22.8
Non-deductible expenses	19.3	(22.9)	(10.7)
Withholding and other taxes	7.2	(1.4)	(5.1)
Tax rate changes	(1.9)	(1.0)	0.9
Prior year tax	(2.4)	0.7	1.9
Tax expense (benefit) due to change in uncertain tax treatments	4.4	2.8	2.3
Others, net	(4.0)	(0.2)	1.9
Effective income tax rate	(20.0)	6.5	17.0

The effective income tax rate is lower than the weighted average statutory income tax rate in 2023 mainly due to the recognition of previously unrecognized tax loss and credit carryforwards, which is mainly related to a one-off recognition of tax credits and non-taxable income and tax incentives which includes recurring favorable tax incentives related to R&D investments, the innovation box regime in the Netherlands and export activities. This is partly offset by the changes to recognition of temporary differences, which mostly represents deferred tax assets not fully recognized in United States.

Due to the loss position in 2023, items such as non-deductible expense lead to a decrease of the effective income tax rate and items such as tax incentives lead to an increase in the effective income tax rate.

Global minimum tax (Pillar Two)

In December 2021, the OECD released model rules to introduce a global minimum corporate income tax rate of 15% applicable to multinational enterprise groups with global revenue over EUR 750 million (“Pillar Two”). The formal adoption of Directive (EU) 2022/2523 in December 2022 aims to achieve a coordinated implementation of Pillar Two in the EU Member States. The Dutch implementation of Pillar Two, the so-called Minimum Tax Rate Act 2024 (the “MTR Act”), was enacted in December 2023 and will apply to Philips from the financial year ending December 31, 2024 and onwards. Under this legislation, Philips may be required to pay top-up taxes on profits if the related Pillar Two jurisdictional effective tax rate is less than 15%.

Philips will be affected by the “MTR Act” as well as the implementation of Pillar Two per local law in other jurisdictions and has performed an assessment of the Group’s potential exposure to the Pillar Two legislation.

This assessment indicates potential exposure from the constituent entities in Hong Kong and the United Arab Emirates, where the Pillar Two effective tax rate is below 15%. This would potentially have resulted in top-up taxes had Pillar Two legislation been effective in 2023. The assessment of the potential exposure to top-up taxes is based on the profits and tax expenses determined as part of the preparation of Philips’ consolidated financial statement, most recent tax fillings and country-by-country reporting. The Pillar Two effective tax rate is lower in these jurisdictions due to exempted income and domestic tax rates either below or close to 15%.

The group effective tax rate, had Pillar Two legislation been effective from 2023, would have been 16.4% which is 0.6% lower than the reported effective tax rate of 17% under IFRS. The decrease in the effective tax rate can be attributed to the reduction in the income tax benefit of continuing operations resulting from the inclusion of potential top-up tax exposure (expense).

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

Net deferred tax assets relate to the following underlying assets and liabilities and tax loss carryforwards (including tax credit carryforwards) and their movements during the years 2023 and 2022 respectively are presented in the following tables.

The net deferred tax assets of EUR 2,556 million (2022: EUR 2,358 million) consist of deferred tax assets of EUR 2,627 million (2022: EUR 2,449 million) and deferred tax liabilities of EUR 71 million (2022: EUR 91 million). Of the total deferred tax assets of EUR 2,627 million as of December 31, 2023 (2022: EUR 2,449 million), EUR 1,676 million (2022: EUR 1,453 million) is recognized in respect of entities in various countries where there have been tax losses in the current or preceding period, primarily the United States (US). The increase is mainly related to the US where there has been a tax loss in 2023, among others due to the Philips Respironics’ business operations. Philips assessed the recoverability of the tax losses and recognized the related deferred tax asset only to the extent future tax profits are considered probable. For the recoverability assessment, the income projections were determined using similar methodology as used for goodwill impairment testing (for more information please refer to note Goodwill). The company evaluated multiple risk-adjusted scenarios which support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilize the tax losses as well the deductible temporary differences. The projections include forward-looking assumptions whereby the most recent available information was used to determine the expected period of recovery of the deferred tax assets. Relevant developments potentially impacting the period and probability of recovery will be monitored closely.

As of December 31, 2023 the temporary differences associated with investments, including potential income tax consequences on dividends, for which no deferred tax liabilities are recognized, aggregate to EUR 444 million (2022: EUR 355 million).

Philips Group

Deferred tax assets and liabilities

in millions of EUR

	Balance as of January 1, 2023	recognized in income statement	other1)	Balance as of December 31, 2023	Assets	Liabilities
Intangible assets	630	61	(12)	679	826	(147)
Property, plant and equipment	(2)	18	(103)	(88)	44	(132)
Inventories	464	(26)	(78)	360	363	(2)
Other assets	44	20	120	184	233	(48)
Pensions and other employee benefits	153	69	(29)	193	204	(11)
Other liabilities	483	(56)	69	496	521	(25)
Deferred tax assets on tax loss carryforwards	586	188	(44)	730	730
Set-off deferred tax positions					(294)	294
Net deferred tax assets	2,358	274	(77)	2,556	2,627	(71)
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

The company has available tax loss and credit carryforwards, which expire as follows:

Philips Group

Expiry years of net operating loss and credit carryforwards

in millions of EUR

	Total balance as of December 31, 2022	Unrecognized balance as of December 31, 2022	Total balance as of December 31, 2023	Unrecognized balance as of December 31, 2023
Within 1 year	4	3	17	15
1 to 2 years	10	5	20	16
2 to 3 years	9	3	7	2
3 to 4 years	13	4	9	5
4 to 5 years	38	3	38	16
Later	812	93	808	81
Unlimited	2,301	920	2,997	1,231
Total	3,187	1,032	3,896	1,366

The increase in the unrecognized balance as of December 31, 2023 is mainly explained by the US.

As of December 31, 2023, the amount of deductible temporary differences for which no deferred tax asset has been recognized in the balance sheet was EUR 125 million (2022: EUR 45 million).

Tax risks

Philips is exposed to tax risks and uncertainty over tax treatments. For particular tax treatments that are not expected to be accepted by tax authorities, Philips either recognizes a liability or reflects the uncertainty in the recognition and measurement of its current and deferred tax assets and tax attributes. For the measurement of the uncertainty, Philips uses the most likely amount or the expected value of the tax treatment. The expected liabilities resulting from the uncertain tax treatments are included in non-current tax liabilities (2023: EUR 390 million, 2022: EUR 435 million, decrease due to release of liabilities, in combination with higher tax losses or similar tax carryforwards that can be used if uncertain tax treatments were settled for the presumed amount at balance sheet date). The positions include, among others, the following:

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

	2021	2022	2023
Income from continuing operations	612	(1,618)	(454)
Income from continuing operations attributable to shareholders	608	(1,622)	(456)
Income from continuing operations attributable to non-controlling interests	4	3	2
Income from discontinued operations	2,711	13	(10)
Income from discontinued operations attributable to shareholders	2,711	13	(10)
Net income	3,323	(1,605)	(463)
Net income attributable to shareholders	3,319	(1,608)	(466)
Net income attributable to non-controlling interests	4	3	2

Weighted average number of common shares outstanding (after deduction of treasury shares) during the period	943,606,613	920,950,800	917,440,090
Plus incremental shares from assumed conversions of:
Share options	387,125	25,506
Performance shares	2,548,891	1,147,790	2,623,097
Restricted shares	2,376,736	1,986,538	2,574,738
Forward contracts to repurchase shares	70,329	17,611,920	15,511,844
Dilutive potential common shares2)	5,383,080	20,771,753	20,709,680
Diluted weighted average number of shares outstanding (after deduction of treasury shares) during the period	948,989,692	920,950,800	917,440,090
Basic earnings per common share in EUR
Income from continuing operations attributable to shareholders	0.64	(1.76)	(0.50)
Income from discontinued operations attributable to shareholders	2.87	0.01	(0.01)
Net income attributable to shareholders	3.52	(1.75)	(0.51)
Diluted earnings per common share in EUR2)
Income from continuing operations attributable to shareholders	0.64	(1.76)	(0.50)
Income from discontinued operations attributable to shareholders	2.86	0.01	(0.01)
Net income attributable to shareholders	3.50	(1.75)	(0.51)

Dividend distributed per common share in EUR	0.85	0.85	0.85
1)Shareholders in this table refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022. 2)The dilutive potential common shares are not taken into account in the periods for which there is a loss, as the effect would be antidilutive

Per-share calculations adjusted for share dividend

On May 9, 2023, the General Meeting of Shareholders approved a dividend of EUR 0.85 per common share, in shares only. The dividend was settled in May through the issuance of 39,334,938 new common share. In accordance with IAS 33 Earnings Per Share, per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

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

Philips Group

Property, plant and equipment

in millions of EUR

	2022	2023
Owned assets	1,718	1,565
Right-of-use assets	919	919
Total	2,638	2,483

Philips Group

Property, plant and equipment - owned assets

in millions of EUR

	Land and buildings	Machinery and installations	Other equipment	Assets under construction	Total
Balance as of January 1, 2023
Cost	1,135	1,779	1,454	309	4,676
Accumulated depreciation	(621)	(1,291)	(1,046)		(2,958)
Book value	514	488	408	309	1,718
Additions	1	115	77	239	433
Assets available for use	20	90	144	(262)	(8)
Depreciation	(56)	(196)	(167)		(420)
Impairments	(5)	(23)	(17)	-	(45)
Transfer (to) from AHFS	(1)	(1)	(45)		(46)
Reclassifications	15	2	(17)	(5)	(6)
Translation differences and other	(14)	(22)	(19)	(7)	(62)
Total change	(39)	(35)	(45)	(35)	(154)
Balance as of December 31, 2023
Cost	1,114	1,731	1,404	274	4,521
Accumulated depreciation	(638)	(1,278)	(1,041)		(2,957)
Book value	476	453	363	274	1,565

Philips Group

Property, plant and equipment - right-of-use assets

in millions of EUR

	Land and buildings	Other equipment	Total
Balance as of January 1, 2023
Cost	1,365	206	1,571
Accumulated depreciation	(543)	(108)	(651)
Book value	822	98	919
Additions	175	62	236
Assets available for use	2	6	8
Depreciation	(150)	(51)	(201)
Impairments	(23)	-	(23)
Transfer (to) from AHFS	(2)		(2)
Reclassifications	-	4	4
Translation differences and other	(18)	(5)	(23)
Total change	(16)	15	(1)
Balance as of December 31, 2023
Cost	1,425	216	1,641
Accumulated depreciation	(619)	(104)	(722)
Book value	806	112	919

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

Goodwill is not amortized but is instead tested for impairment annually in the fourth quarter, or more frequently if indicators of potential impairment exist. Internal and external sources of information are considered to assess if there are indicators that an asset or groups of cash-generating units (CGUs) may be impaired. Goodwill is allocated to groups of CGUs and tested for impairment at the business level (one level below segment), as this represents the lowest level at which goodwill is monitored for internal management purposes. An impairment loss is recognized in the Consolidated statements of income whenever and to the extent that the carrying amount of a group of CGUs exceeds the recoverable amount for the group of CGUs, whichever is the greater, its value in use or its fair value less cost of disposal. Value in use is measured as the present value of future cash flows expected to be generated by the asset. Fair value less cost of disposal is measured as the amount obtained from the sale of an asset in an arm’s length transaction, less costs of disposal.

Accounting estimates and judgments

The cash flow projections used in the value in use calculations for goodwill impairment testing contain various judgments and estimations as described in the ‘key assumptions’ section.

The changes in 2022 and 2023 were as follows:

Philips Group

Goodwill

in millions of EUR

	2022	2023
Balance as of January 1
Cost	11,793	12,747
Impairments	(1,156)	(2,509)
Book value	10,637	10,238

Acquisitions1)	317	24
Impairments	(1,357)	(8)
Divestments and transfers to assets classified as held for sale2)		(8)
Translation differences and other	641	(370)
Total change	(399)	(362)
Balance as of December 31
Cost	12,747	12,133
Impairments	(2,509)	(2,256)
Book value	10,238	9,876
1)Refer to Acquisitions and divestments2)Refer to Discontinued operations and assets classified as held for sale

Effective from April 1, 2023, Philips implemented a simplified operating model (refer to relevant sections of General information to the Consolidated financial statements). As a result, the level at which goodwill is monitored has changed to align with the revised governance under the new operating model. Prior to April 1, 2023, goodwill was monitored at the business unit level. From April 1, 2023, goodwill impairment testing is performed at the business level (one level below segment), as this represents the lowest level at which goodwill is monitored for internal management purposes. The changes in the monitoring and management structure for recognized goodwill did not otherwise prevent recognition of an impairment that existed prior to the change, nor did it result in the recognition of an impairment charge.

Goodwill impairment testing

For impairment testing, goodwill is allocated to groups of CGUs and tested for impairment at the business level (one level below segment level), which represents the lowest level at which the goodwill is monitored internally for management purposes. Goodwill is tested for impairment annually in the fourth quarter, or more frequently if indicators of potential impairment exist.

An impairment trigger assessment is performed on a quarterly basis to determine whether there is an indication based on either internal or external sources of information, that a group of CGUs may be impaired. During 2023, interim impairment tests were completed for the Sleep & Respiratory Care (S&RC) business mainly following revisions to the expected future cashflow assumptions regarding the estimated impact of the proposed Respironics consent decree, along with updates to expected business performance and changes to the pre-tax discount rate. The interim goodwill impairment tests did not result in an impairment.

Goodwill allocated to the businesses (groups of cash-generating units) as of December 31, 2023, is presented in the following table:

Philips Group

Goodwill by business

in millions of EUR

	2022	2023
Monitoring1)	4,110	3,964
Image-Guided Therapy	3,154	3,044
Precision Diagnosis	1,429	1,363
Sleep & Respiratory Care	731	687
Personal Health	488	483
Enterprise Informatics	327	336
Book value	10,238	9,876
1)Monitoring includes the goodwill previously allocated to Hospital Patient Monitoring and Ambulatory Monitoring & Diagnostics as disclosed in the Annual Report 2022.

The carrying amount of each group of CGUs is compared to the recoverable amount of the group of CGUs. Unless otherwise noted, the recoverable amount for each group of CGUs is based on value in use calculations. Value in use is measured as the present value of future cash flows expected to be generated from the continuing use of the assets. In the 2023 annual goodwill impairment test, these cash flow projections were determined using Royal Philips managements’ internal forecasts that cover an initial forecast period from 2024 to 2026. Projections were extrapolated using the growth rates disclosed in the following table for an extrapolation period of 4 years (2027-2030), after which a terminal value was calculated per 2031. For the terminal value calculation, growth rates were capped at a historical long-term average growth rate. The company uses scenarios in the business forecasting process and the most reasonable and supportable assumptions which represent management’s best estimate are used as the basis for the value in use calculations.

Key assumptions

Key assumptions used in the value in use calculations were compound sales growth rates, EBITA*) in the terminal value and the rates used for discounting the projected cash flows.

The compound sales growth rate is the annualized steady nominal growth rate over the forecast period calculated with reference to the latest full year of actual sales as the base for the growth. The compound sales growth rate used to calculate terminal value is only applied to the first year after the extrapolation period, after which no further growth is assumed for the terminal value calculation.

The compound sales growth rates and EBITA*) used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages. EBITA*) for each group of CGUs is expected to increase over the projection period as a result of volume growth and cost efficiencies. By their nature, these assumptions involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from the plans, goals and expectations set forth in these assumptions.

The rates used for discounting the projected cash flows in goodwill impairment testing is based on a weighted cost of capital (WACC), which in turn is based on business-specific inputs along with other inputs as mentioned below. The WACC is based on post-tax cost of equity and cost of debt, and is further calculated based on market data and inputs to accurately capture changes to the time value of money, such as the risk-free interest rate, the beta factor and country risk premium. In order to properly reflect the different risk-profiles of different businesses, a WACC is determined for each business. As such, the beta factor is determined based on a selection of peer companies, which can differ per business. Different businesses have different geographical footprints, resulting in business-specific inputs for variables like country risk. Philips performs the value in use calculations using post-tax cashflows and discount rate, the implicit pre-tax rate discount rate is derived from an iterative calculation for disclosure purposes.

The values assigned to the key assumptions used for the value in use calculations were as follows:

Philips Group

Key assumptions

2023

	compound sales growth rate
	initial forecast period	extrapolation period	used to calculate terminal value	pre-tax discount rates
Monitoring	8.2%	5.5%	2.5%	9.5%
Image-Guided Therapy	7.9%	5.2%	2.5%	10.7%
Precision Diagnosis	3.8%	3.4%	2.5%	10.4%
Sleep & Respiratory Care	9.5%	9.3%	2.5%	10.8%
Personal Health	5.0%	4.6%	2.5%	10.3%
Enterprise Informatics	5.3%	5.8%	2.5%	9.0%

The assumptions used for the 2022 value in use calculations for cash-generating units to which a significant amount of goodwill was allocated were as follows:

Philips Group

Key assumptions

2022

	compound sales growth rate
	initial forecast period	extrapolation period	used to calculate terminal value	pre-tax discount rates
Ambulatory Monitoring & Diagnostics1)	15.4%	9.5%	2.5%	8.5%
Hospital Patient Monitoring1)	4.8%	3.4%	2.5%	8.5%
Image-Guided Therapy	8.7%	5.0%	2.5%	10.6%
Sleep & Respiratory Care	10.0%	5.0%	2.5%	9.9%
1)Effective April 1, 2023, the Hospital Patient Monitoring and Ambulatory Monitoring & Diagnostics CGUs are included in the group of CGUs that comprise the Monitoring business.

The S&RC compound sales growth rate during the extrapolation period increased from 5.0% in 2022 to 9.3% in 2023. The growth rate percentage is calculated with reference to the last year of the initial forecast period. Although the absolute forecasted sales during the extrapolation period used in 2023 decreased compared to that used in 2022, the larger decline in the forecasted sales of the respective reference year results in a higher calculated growth rate percentage compared to 2022.

Impairment losses

Goodwill impairment charges for the years ended December 31, 2023 and 2022, were EUR 8 million and EUR 1,357 million, respectively.

The 2023 charge relates to the partial impairment of goodwill allocated to a business that was classified as held-for-sale as of December 31, 2023. At the time of classification as held-for-sale, goodwill totaling EUR 16 million was allocated from the Precision Diagnosis business to the held-for-sale business, of which EUR 8 million was subsequently impaired. For further information refer to Discontinued operations and assets classified as held for sale.

The 2022 charges relate to the impairment charge of EUR 1,331 million in the S&RC CGU within the Connected Care segment and a charge of EUR 27 million recognized in relation to the Precision Diagnosis Solutions CGU, which was formerly part of the Diagnosis & Treatment segment but is now included in the Enterprise Informatics business within the Connected Care segment.

Sensitivity to changes in assumptions

In performing the value-in-use calculations for the S&RC CGU, it was necessary for management to make assumptions regarding the estimated impact on the business of the proposed Respironics consent decree. These assumptions include, amongst others, the expected financial impact of the scope of products, geography, and duration of the proposed consent decree, as well as expected additional costs. These assumptions were determined by management based on the proposed Respironics consent decree and other available sources of information.

The value-in-use of the S&RC CGU remains sensitive to the assumptions set out above. This means that there is a higher risk that deviations in the mentioned key assumptions could cause the recoverable amount to fall below the level of its carrying value. There continues to be uncertainty associated with the initiated voluntary recall notification in the US and field safety notice outside the US for certain sleep and respiratory care products and the impact on the business of the proposed Respironics consent decree.

Based on the annual impairment test, the estimated recoverable amount of the S&RC CGU exceeds the carrying value by EUR 326 million. It was noted that an increase of 190 basis points in the pre-tax discount rate, a 690 basis points decline in the compound sales growth rate during the extrapolation period or a 27% decrease in terminal value would, individually, cause its recoverable amount to fall to the level of its carrying value. Additionally, any significant adverse changes to the assumptions related to the expected financial impact of the proposed Respironics consent decree could cause the recoverable amount of the CGU to fall below its carrying value, resulting in impairment.

The results of the annual impairment tests of Monitoring, Image-Guided Therapy, Precision Diagnosis, Personal Health and Enterprise Informatics indicate that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.

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

The weighted average expected remaining life of brand names, customer relationships, technology and other intangible assets is 9.3 years as of December 31, 2023 (2022: 9.4 years).

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

Philips Group

Intangible assets excluding goodwill

in millions of EUR

	brand names	customer relationships	technology	product development	product development construction in progress	software	other	total
Balance as of January 1, 2023
Cost	647	2,735	2,947	2,605	648	869	152	10,602
Amortization / impairments	(507)	(1,665)	(1,845)	(2,212)	(146)	(589)	(113)	(7,077)
Book value	140	1,070	1,102	393	502	280	39	3,526

Additions			33	-	214	70	-	317
Assets available for use				157	(157)
Acquisitions			40	-		-		40
Amortization	(20)	(137)	(131)	(169)		(97)	(1)	(556)
Impairments	-	-	-	(7)	(7)	(1)	-	(16)
Transfers to assets classified as held for sale	(1)	(20)			(8)	(2)		(32)
Translation differences and other	(1)	(37)	(30)	(38)	1	18	-	(87)
Total change	(22)	(195)	(89)	(57)	42	(13)	(1)	(335)

Balance as of December 31, 2023
Cost	629	2,593	2,908	2,432	635	929	139	10,265
Amortization / impairments	(511)	(1,718)	(1,895)	(2,096)	(91)	(662)	(101)	(7,075)
Book Value	118	875	1,013	336	544	267	38	3,190

Philips Group

Intangible assets excluding goodwill

in millions of EUR

	brand names	customer relationships	technology	product development	product development construction in progress	software	other	total
Balance as of January 1, 2022
Cost	644	2,590	2,605	2,701	505	754	146	9,944
Amortization / impairments	(481)	(1,447)	(1,605)	(2,102)	(91)	(467)	(101)	(6,294)
Book value	162	1,143	1,000	599	414	287	44	3,650

Additions	(3)	-	51	-	257	109	1	416
Assets available for use				118	(118)	-	-	-
Acquisitions	1	3	177	-		-	-	180
Amortization	(24)	(141)	(140)	(206)	(1)	(100)	(3)	(614)
Impairments	-	(6)	(46)	(123)	(81)	(17)	(2)	(276)
Translation differences and other	4	71	59	5	31	1	(2)	169
Total change	(22)	(74)	102	(206)	88	(7)	(6)	(125)

Balance as of December 31, 2022
Cost	647	2,735	2,947	2,605	648	869	152	10,602
Amortization / impairments	(507)	(1,665)	(1,845)	(2,212)	(146)	(589)	(113)	(7,077)
Book Value	140	1,070	1,102	393	502	280	39	3,526

Acquisitions in 2023 involved intangible assets of EUR 40 million in aggregate (2022: EUR 180 million). For more information, refer to Acquisitions and divestments.

Impairments in 2023 were EUR 16 million (2022: EUR 276 million) and mainly relate to product development construction in progress and product development.

The company uses scenarios in the business forecasting process and the most reasonable and supportable assumptions which represent management’s best estimate are used as the basis for the value-in-use calculations.

The amortization and impairment of intangible assets is further specified in Income from operations.

The most notable intangible assets as of December 31, 2023 relate to the BioTelemetry customer relationships and technology with a carrying value of EUR 327 million and EUR 123 million and a remaining amortization period of 13 years and 9 years, respectively and Spectranetics customer relationships and technology with a carrying value of EUR 261 million and EUR 175 million and a remaining amortization period of 14 years and 9 years, respectively. The most notable intangible assets as of December 31, 2022 relate to the BioTelemetry customer relationships and technology with value of EUR 385 million and EUR 150 million and a remaining amortization period of 14 years and 10 years, respectively and Spectranetics customer relationships and technology with a carrying value of EUR 291 million and EUR 203 million and a remaining amortization period of 15 years and 10 years, respectively.

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

Other current financial assets

In 2023, Other current financial assets decreased from EUR 11 million to EUR 3 million (2022: increased from EUR 2 million to EUR 11 million).

Other non-current financial assets

The company’s investments in Other non-current financial assets mainly consist of investments in common shares of companies in various industries and investments in limited life funds. The changes during 2023 and 2022 were as follows:

Philips Group

Other non-current financial assets

in millions of EUR

	Non-current financial assets at FVTP&L	Non-current financial assets at FVTOCI	Non-current financial assets at Amortized cost	Total
Balance as of January 1, 2023	322	284	54	660
Changes:
Acquisitions/additions	71	14	20	105
Sales/redemptions/reductions	(33)	(14)	(11)	(58)
Impairments
Value adjustment through OCI	-	(17)		(17)
Value adjustment through P&L	(39)		-	(39)
Translation differences and other	(29)	(14)	(1)	(44)
Reclassifications	(8)	5	15	12
Balance as of December 31, 2023	284	258	77	619

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

As of December 31, 2023, equity investments of EUR 231 million (2022: EUR 259 million) are accounted under the FVTOCI category based on the company's election at initial recognition mainly because such investments are neither held for trading purposes nor primarily for their increase in value and the elected presentation is considered to reflect the nature and purpose of the investment.

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

Other non-current assets

Other non-current assets as of December 31, 2023 were EUR 93 million (2022: EUR 98 million). These are mainly related to prepaid expenses.

Other current assets

Other current assets as of December 31, 2023 of EUR 500 million (2022: EUR 490 million) included contract assets of EUR 297 million (2022: EUR 292 million), accrued income of EUR 6 million (2022: EUR 24 million) and prepaid expenses of EUR 197 million (2022: EUR 174 million) mainly related to Diagnosis & Treatment businesses and Connected Care businesses.

15Inventories

Accounting policies

Inventories are stated at the lower of cost or net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, considering the stage of completion and the normal capacity of production facilities. Costs of idle facility and abnormal waste are expensed. The cost of inventories is determined using the first-in, first-out (FIFO) method. The write-down of inventories to net realizable value is included in cost of sales.

Accounting estimates and judgments

Inventory is reduced for the estimated losses due to obsolescence. This reduction is determined for groups of products based on sales in the recent past and/or expected future demand.

Inventories are summarized as follows:

Philips Group

Inventories

in millions of EUR

	2022	2023
Raw materials and supplies	1,541	1,309
Work in process	648	552
Finished goods	1,860	1,629
Inventories	4,049	3,491

In 2023, overall global inventories have operationally decreased in all categories due to the deployment of strategic management of aging and unhealthy inventory accompanied by a more optimized tracking in both production and commercial inventories.

The write-down of inventories to net realizable value was EUR 339 million in 2023 (2022: EUR 215 million), including EUR 82 million related to the proposed Respironics consent decree (refer to Provisions).

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

Non-current receivables

Non-current receivables are associated mainly with customer financing in the Diagnosis & Treatment businesses amounting to EUR 102 million (2022: EUR 69 million), for Signify indemnification amounting to EUR 4 million (2022: EUR 26 million), an income tax receivable amounting to EUR 12 million (which includes an interest receivable of EUR 3 million) for which Philips expects to get a refund (2022: EUR 126 million) and insurance receivables in the US amounting to EUR 33 million (2022: EUR 30 million).

Current receivables

Current receivables of EUR 3,733 million (2022: EUR 4,115 million) as of December 31, 2023 included trade accounts receivable (net of allowance) of EUR 3,546 million (2022: EUR 3,832 million), accounts receivable other of EUR 170 million (2022: EUR 228 million) and accounts receivable from investments in associates of EUR 18 million (2022: EUR 55 million).

The trade accounts receivable, net, per segment are as follows:

Philips Group

Trade accounts receivable, net

in millions of EUR

	2022	2023
Diagnosis & Treatment	1,795	1,688
Connected Care	1,332	1,105
Personal Health	479	576
Other	226	177
Trade accounts receivable, net	3,832	3,546

The aging analysis of trade accounts receivable, net, representing current and overdue but not fully impaired receivables, is as follows:

Philips Group

Aging analysis

in millions of EUR

	2022	2023
Current	3,280	3,132
Overdue 1-30 days	169	117
Overdue 31-180 days	282	234
Overdue more than 180 days	101	63
Trade accounts receivable, net	3,832	3,546

The changes in the allowance for doubtful accounts receivable are as follows:

Philips Group

Allowance for accounts receivable

in millions of EUR

	2022	2023
Balance as of January 1	190	226
Additions charged to expense	66	27
Deductions from allowance1)	(51)	(26)
Transfer to assets held for sale		(1)
Other movements	21	(10)
Balance as of December 31	226	216
1)Write-offs for which an allowance was previously provided.

The allowance for doubtful accounts receivable has been primarily established for receivables that are past due. The allowance presented also includes the allowance for Non-current customer finance receivables of EUR 8 million (2022: EUR 7 million). Other movements in the current period are mainly related to foreign currency valuations.

Included in the above balances as of December 31, 2023 are allowances for individually impaired receivables of EUR 210 million (2022: EUR 222 million).

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

Common shares

As of December 31, 2023, authorized common shares consist of 2 billion shares (December 31, 2022: 2 billion; December 31, 2021: 2 billion) and the issued and fully paid share capital consists of 913,515,966 common shares, each share having a par value of EUR 0.20 (December 31, 2022: 889,315,082; December 31, 2021: 883,898,969).

Preference shares

As a means to protect the company against (an attempt at) an unsolicited takeover or other attempt to exert (de facto) control of the company, the ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the company. As of December 31, 2023, no such right has been exercised and no preference shares have been issued. Authorized preference shares consist of 2 billion shares as of December 31, 2023 (December 31, 2022: 2 billion; December 31, 2021: 2 billion).

Options, restricted and performance shares

Under its share-based compensation plans, the company granted stock options on its common shares and other conditional rights to receive common shares in the future such as restricted shares and performance shares (refer to Share-based compensation).

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

When treasury shares are delivered by the company upon exercise of options, the difference between the cost and the cash received is recorded in retained earnings. When treasury shares are delivered by the company upon vesting of restricted shares or performance shares (granted under the company’s share-based compensation plans), the difference between the market price of the shares and the cost is recorded in retained earnings, and the market price is recorded in capital in excess of par value.

The following table shows the movements in the outstanding number of shares over the last three years:

Philips Group

Outstanding number of shares

	2021	2022	2023
Balance as of January 1	905,128,293	870,182,445	881,480,527
Dividend distributed	6,345,968	14,174,568	39,334,938
Purchase of treasury shares	(45,486,392)	(5,080,693)	(15,964,445)
Delivery of treasury shares	4,194,577	2,204,207	1,552,136
Balance as of December 31	870,182,445	881,480,527	906,403,156

The following table reflects transactions that took place in relation to former and current share-based compensation plans:

Philips Group

Transactions related to share-based compensation plans

	2021	2022	2023
Shares acquired	3,996,576	2,142,445	3,000,000
Average market price	EUR 36.15	EUR 31.76	EUR 41.59
Amount paid	EUR 144 million	EUR 68 million	EUR 125 million
Shares delivered	4,194,577	2,204,207	1,552,136
Average price (FIFO)	EUR 34.14	EUR 35.16	EUR 34.59
Cost of delivered shares	EUR 143 million	EUR 77 million	EUR 54 million
Total shares in treasury at year-end	5,726,708	5,664,946	7,112,810
Total cost	EUR 201 million	EUR 191 million	EUR 262 million

The following transactions took place for capital reduction purposes:

Philips Group

Transactions related to capital reduction

	2021	2022	2023
Shares acquired	41,489,816	2,938,248	12,964,445
Average market price	EUR 36.22	EUR 36.61	EUR 37.25
Amount paid	EUR 1,503 million	EUR 108 million	EUR 483 million
Cancellation of treasury shares (shares)	33,500,000	8,758,455	15,134,054
Cancellation of treasury shares (EUR)	EUR 1,216 million	EUR 299 million	EUR 566 million
Total shares in treasury at year-end	7,989,816	2,169,609
Total cost	EUR 287 million	EUR 83 million

Share purchase transactions related to employee option and share plans, as well as transactions related to the reduction of share capital, involved a cash outflow of EUR 662 million in 2023. In 2023, the settlement of forward contracts resulted in a withholding tax liability for an amount of EUR 66 million relating to the dividend distribution. As of December 31, 2023, the remaining liability to be settled amounted to EUR 11 million.

Share repurchase methods for share-based remuneration plans and capital reduction purposes

Philips uses different methods to repurchase shares in its own capital: (i) share buyback repurchases in the open market via an intermediary; (ii) repurchase of shares via forward contracts for future delivery of shares; and (iii) the unwinding of call options on own shares. During 2023, Philips used method (ii) to repurchase shares for capital reduction purposes and share-based compensation plans.

Forward contracts to repurchase shares

For share-based compensation plans

On June 14, 2023, Royal Philips announced that it will repurchase up to 7.1 million shares to cover certain of its obligations arising from its long-term incentive and employee stock purchases plans. Under this program, Philips entered into one forward contract for an amount of EUR 138 million to acquire 7.1 million shares with settlement dates varying between November 2024 and November 2025 and a weighted average forward price of EUR 19.43.

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

On May 19, 2021, Royal Philips announced that it will repurchase up to 2 million shares to cover certain of its obligations arising from its long-term incentive and employee stock purchase plans. Under this program, Philips entered into one forward contract for an amount of EUR 90 million to acquire 2 million shares with settlement dates in October 2023 and November 2023 and a weighted average forward price of EUR 44.85. As of December 31, 2023, all shares under this program were acquired (settled in the fourth quarter of 2023). This resulted in a EUR 90 million increase in retained earnings against treasury shares.

On January 29, 2020, Philips announced that it will repurchase up to 6 million shares to cover certain of its obligations arising from its long-term incentive and employee stock purchase plans. Under this program, Philips entered into three forward contracts to acquire in total 5 million for an amount of EUR 174 million to acquire with settlement dates varying between October 2021 and November 2022 and a weighted average forward price of EUR 34.85. On October 26, 2022, the original settlement date of two tranches entered into under this program (in total 1.75 million shares) has been extended from November 23, 2022 to November 2023, and November 2024, respectively. As of December 31, 2023, a total of 4.3 million shares (December 31, 2022: 3.3 million shares) under this program were acquired (settled in the fourth quarter of 2021, 2022, and 2023). This resulted in a EUR 35 million (2022: EUR 57 million) increase in retained earnings against treasury shares.

As of December 31, 2023, the remaining forward contracts to cover obligations under share-based compensation plans related to 11.1 million shares (December 31, 2022: 7.0 million shares) and amounted to EUR 224 million (December 31, 2022: EUR 211 million).

For capital reduction

On July 26, 2021, Philips announced a share buyback program for share cancellation purposes for an amount of up to EUR 1.5 billion. Consequently, in the third quarter of 2021 Philips entered into three forward contracts for an amount of EUR 731 million to acquire 20 million shares with settlement dates in 2022, 2023 and 2024 and a weighted average forward price of EUR 37.36. Philips executed the remainder of the program through open market purchases by an intermediary in the fourth quarter of 2021 (acquiring 21 million shares) and January 2022 (acquiring 0.8 million shares). This resulted in a EUR 781 million increase in retained earnings against treasury shares. As of December 31, 2023, a total of 15.1 million (December 31, 2022: 2.2 million) shares under this program were acquired (in the fourth quarter of 2022 and third and fourth quarters of 2023). This resulted in EUR 483 million (including dividend adjustment) increase in retained earnings against treasury shares (2022: EUR 83 million).

As of December 31, 2023, the remaining forward contracts entered into for capital reduction purposes relate to 4.4 million shares (December 31, 2022: 17.4 million shares) and amounted to EUR 167 million (December 31, 2022: EUR 648 million).

Share call options

In 2016, Philips purchased EUR-denominated and USD-denominated call options on its own shares to hedge options granted to employees up to 2013.

On December 31, 2022, there were 55,750 EUR-denominated call options outstanding. As of December 31, 2023, all outstanding EUR-denominated call options have expired.

Shares cancellation

In December 2023, Philips completed the cancellation of 15.1 million of its common shares (with a cost price of EUR 566 million). The cancelled shares were acquired as part of Philips’ EUR 1.5 billion share repurchase program announced on July 26, 2021.

Dividend distribution

2023

In May 2023, Philips distributed a dividend of EUR 0.85 per common share, representing a total value of EUR 749 million (including costs). The dividend was distributed in the form of shares only, resulting in the issuance of 39,334,938 new common shares. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022. Further reference is made to Earnings per share.

A proposal will be submitted to the 2024 Annual General Meeting of Shareholders to pay a dividend of EUR 0.85 per common share, in common shares only, against retained earnings for 2023.

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

Limitations in the distribution of shareholders’ equity

As of December 31, 2023, pursuant to Dutch law, certain limitations exist relating to the distribution of shareholders’ equity of EUR 2,435 million. Such limitations relate to common shares of EUR 183 million, as well as to legal reserves required by Dutch law included under retained earnings of EUR 990 million and unrealized currency translation differences of EUR 1,263 million. The unrealized gain related to cash flow hedges of EUR 6 million and unrealized loss related to fair value through OCI financial assets of EUR 390 million qualify as revaluation reserves and reduce the distributable amount due to the fact that these reserves are negative.

The legal reserves required by Dutch law of EUR 990 million included under retained earnings relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends.

As of December 31, 2022, these limitations in distributable amounts were EUR 3,054 million and related to common shares of EUR 178 million, as well as to legal reserves required by Dutch law included under retained earnings of EUR 1,010 million and unrealized currency translation differences of EUR 1,866 million. The unrealized losses related to fair value through OCI financial assets of EUR 376 million and unrealized loss related to cash flow hedges of EUR 2 million qualify as a revaluation reserve and reduce the distributable amount due to the fact that this reserve is negative.

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

	2021	2022	2023
Long-term debt	6,473	7,270	7,035
Short-term debt	506	931	654
Total debt	6,980	8,201	7,689
Cash and cash equivalents	2,303	1,172	1,869
Net debt	4,676	7,028	5,820
Shareholders' equity	14,438	13,249	12,028
Non-controlling interests	36	34	33
Group equity	14,475	13,283	12,061
Net debt and group equity ratio	24:76	35:65	33:67

Adjusted income from continuing operations attributable to shareholders is not a recognized measure of financial performance under IFRS. The reconciliation of Adjusted income from continuing operations attributable to shareholders to the most directly comparable IFRS measure, Net income for 2023 is included in the following table.

Philips Group

Adjusted income from continuing operations attributable to shareholders

1) in millions of EUR

	2021	2022	2023
Net income	3,323	(1,605)	(463)
Discontinued operations, net of income taxes	(2,711)	(13)	10
Income from continuing operations	612	(1,618)	(454)
Income from continuing operations attributable to non-controlling interests	(4)	(3)	(2)
Income from continuing operations attributable to shareholders1)	608	(1,622)	(456)
Adjustments for:
Amortization and impairment of acquired intangible assets	322	363	290
Impairment of goodwill	15	1,357	8
Restructuring costs and acquisition-related charges	95	202	381
Other items:	1,069	925	1,358
Respironics litigation provision			575
Respironics field-action connected to the proposed consent decree	719	250	363
Respironics field-action running remediation cost	94	210	224
Quality remediation actions	94	59	175
R&D project impairments		134
Portfolio realignment charges		109
Impairment of assets in S&RC		39
Provision for public investigations tender irregularities		60
Provision for a legal matter			31
Investment re-measurement loss			23
Loss (gain) on divestment of business	76		(35)
Remaining items	87	63	2
Net finance income/expenses	(84)	(4)	18
Tax impact of adjusted items and tax only adjusting items	(527)	(376)	(450)
Adjusted Income from continuing operations attributable to shareholders1)	1,497	845	1,148
1)Shareholders in this table refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

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

Philips has a USD 2.5 billion Commercial Paper Program and a EUR 1 billion committed standby revolving credit facility that can be used for general group purposes, such as a backstop of its Commercial Paper Program. As of December 31, 2023, Philips did not have any loans outstanding under either facility. These facilities do not have a material adverse change clause, have no financial covenants and no credit-rating-related acceleration possibilities. Philips established a Euro Medium-Term Note (EMTN) program, a framework that facilitates the issuance of notes for a total amount up to EUR 10 billion. As of December 31, 2023, Philips has EUR 3.3 billion outstanding under this program of which EUR 500 million fixed rate notes were issued in August 2023 with a maturity date in 2031.

The provisions applicable to all USD-denominated corporate bonds issued by the company in March 2008 and March 2012 (due 2038 and 2042) contain a ‘Change of Control Triggering Event’. If the company would experience such an event with respect to a series of corporate bonds the company might be required to offer to purchase the bonds that are still outstanding at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any. Furthermore, the conditions applicable to the EUR-denominated corporate bonds issued since 2018 contain a similar provision (‘Change of Control Put Event’). Upon the occurrence of such an event, the company might be required to redeem or purchase any of such bonds at their principal amount together with interest accrued. Philips’ outstanding long-term debt do not contain financial covenants.

In 2023, Philips issued EUR 500 million of fixed rate notes under the company’s EMTN program that mature in 2031 and used the proceeds for general corporate purposes, including the repayment of EUR 500 million that was outstanding under the credit facility entered into in the fourth quarter of 2022. In 2023, Philips entered into a total amount of EUR 138 million forward contracts relating to the company’s long-term incentive plans. These forwards mature in the fourth quarters of 2024 (EUR 61m) and 2025 (EUR 77m). In addition, a total of EUR 125 million forward contracts relating to the long-term incentive and employee stock purchase plans and EUR 481 million of forwards related to the share buyback program announced in 2021 matured throughout 2023.

In 2022, Philips announced a series of Liability Management transactions to optimize its debt maturity profile. The transactions included the issuance of three series of Notes under its EMTN program for a total of EUR 2 billion with maturities in 2027, 2029 and 2033. Part of the proceeds were used to tender certain of Philips’ outstanding US Dollar denominated bonds due 2025 and 2026 and Euro-denominated bonds due 2023, 2024 and 2025, as well as make-whole and fully redeem the Euro-denominated bonds due 2023 and 2024 that were not purchased as part of the Euro tender offer. Philips issued Commercial Paper of EUR 200 million in September 2022 and EUR 101 million in October 2022. These tranches were repaid throughout the fourth quarter of 2022. In addition, in October 2022 Philips entered into a EUR 1 billion credit facility that could be used for general corporate purposes. The credit facility matured in October 2023 and had a 12-month extension option at Philips discretion. Per year-end 2022, EUR 500 million was utilized and outstanding under the credit facility. In 2022, Philips entered into a total amount of EUR 63 million forward contracts relating to the company’s long-term incentive and employee stock purchase plans. A total of EUR 57 million forward contracts relating to the long-term incentive and employee stock purchase plans and EUR 83 million of forwards related to the share buyback program announced in 2021 matured throughout 2022.

Long-term debt

The following tables present information about the long-term debt outstanding, its maturity and average interest rates in 2023 and 2022.

Philips Group

Long-term debt

in millions of EUR unless otherwise stated

	2023
	amount outstanding	Current portion	Non-current portion	Between 1 and 5 years	amount due after 5 years	average remaining term (in years)	average rate of interest
USD bonds	1,325		1,325	240	1,085	13.3	6.3%
EUR bonds	4,569		4,569	2,335	2,234	5.1	2.0%
Forward contracts	396	321	76	76		0.8	1.4%
Lease liabilities	1,074	211	864	505	358	3.9	3.1%
Bank borrowings	203	1	201	201		1.2	4.2%
Other long-term debt	-	-	-	-	-	7.4	1.2%
Long-term debt	7,568	532	7,035	3,357	3,678	6.0	2.9%

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

	effective rate	2022	2023
Unsecured EUR Bonds
Due 30/03/2025; 1 3/8%	1.509%	346	346
Due 22/05/2026; 1/2%	0.608%	750	750
Due 05/05/2027; 1 7/8%	2.049%	750	750
Due 02/05/2028; 1 3/8%	1.523%	500	500
Due 05/11/2029; 2 1/8%	2.441%	650	650
Due 30/03/2030; 2%	2.128%	500	500
Due 08/09/2031; 4 2/8%	4.330%		500
Due 05/05/2033; 2 5/8%	2.710%	600	600
Unsecured USD Bonds
Due 15/05/2025; 7 3/4%	7.429%	51	49
Due 15/05/2025; 7 1/8%	6.794%	78	75
Due 01/06/2026; 7 1/5%	6.885%	119	114
Due 03/11/2038; 6 7/8%	7.210%	683	657
Due 15/03/2042; 5%	5.273%	470	452
Adjustments1)		(57)	(47)
Unsecured Bonds		5,439	5,894
1)Adjustments related to both EUR and USD bonds and concern bond discounts, premium and transaction costs.
Leases

The following table presents a reconciliation between the total of future minimum lease payments and their present value.

Philips Group

Lease liabilities

in millions of EUR

	2022			2023
	future minimum lease payments	interest	present value of minimum lease payments	future minimum lease payments	interest	present value of minimum lease payments
Less than one year	251	21	230	239	28	211
Between one and five years	554	49	505	572	67	505
More than five years	376	28	348	388	30	358
Lease liabilities	1,180	98	1,082	1,200	125	1,074

Short-term debt

Philips Group

Short-term debt

in millions of EUR

	2022	2023
Short-term bank borrowings	89	122
Current portion of long-term debt	842	532
Short-term debt	931	654

During 2023, the weighted average interest rate on the bank borrowings was 8.6% (2022: 5.7%). This increase was mainly driven by higher interest rate environments across various countries globally.

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

Accounting estimates and judgments

By their nature, the recognition of provisions requires estimates and assumptions regarding the timing and the amount of outflow of resources. The main estimates include:

  Respironics field-action provision – the provision requires management to make estimates and assumptions about items such as quantities and the portion of products to be remediated through replacement, repair or (partial) refund.
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

Philips Group

Provisions

in millions of EUR

	Post-employment benefits	Respironics field-action	Product warranty	Environmental	Restructuring- related	Legal	Contingent consideration	Other	Total
Current		366	287	20	134	74	23	112	1,018
Non-current	546	23	57	83	6	14	89	279	1,097
Balance as of December 31, 2022	546	390	344	104	140	89	113	390	2,115

Additions	112	240	313	18	263	644	24	223	1,836
Utilizations	(91)	(285)	(268)	(14)	(219)	(235)	(20)	(134)	(1,266)
Releases	(10)		(20)	(2)	(67)	(10)	(7)	(45)	(159)
Accretion				5		23	1	(3)	25
Acquisitions							6		6
Changes in discount rate				(6)					(6)
Translation differences and other	-	(10)	(12)	(3)	(2)	(23)	(2)	(1)	(53)
Total change	12	(55)	13	(2)	(24)	399	2	39	383

Current		331	293	22	102	477	57	181	1,463
Non-current	558	3	64	80	14	10	58	248	1,035
Balance as of December 31, 2023	558	334	357	102	116	487	115	429	2,498

Philips Group

Provisions

in millions of EUR

	Post-employment benefits	Respironics field-action	Product warranty	Environmental	Restructuring -related	Legal	Contingent consideration	Other	Total
Current		525	207	26	58	39	52	92	998
Non-current	659	52	32	99	8	53	156	257	1,315
Balance as of December 31, 2021	659	577	238	124	66	91	208	349	2,313

Additions	61	250	320	15	154	89		160	1,049
Utilizations	(185)	(486)	(224)	(17)	(61)	(100)	(105)	(95)	(1,274)
Releases	(1)			(2)	(18)	(3)		(35)	(59)
Accretion				4		-		(3)	2
Acquisitions						4	96		99
Changes in discount rate				(27)					(27)
Fair value changes							(86)		(86)
Translation differences and other	12	49	9	7	(1)	7		14	97
Total change	(113)	(187)	105	(21)	74	(3)	(95)	41	(198)

Current		366	287	20	134	74	23	112	1,018
Non-current	546	23	57	83	6	14	89	279	1,097
Balance as of December 31, 2022	546	390	344	104	140	89	113	390	2,115

Respironics field action provision

On June 14, 2021, Philips’ subsidiary, Philips Respironics initiated a voluntary recall notification in the United States and field safety notice outside the US for certain sleep and respiratory care products related to the polyester-based polyurethane (PE-PUR) sound abatement foam in these devices. The remediation is progressing globally. As of December 31, 2023, the production required for the delivery of replacement devices to patients has been substantially completed and the total number of units expected to be remediated remained stable during the year at 5.6 million devices (specific CPAP, BiPAP and mechanical ventilator devices), excluding certain end-of-life-devices which are expected to be retired.

Philips has recognized a provision based on Philips’ best estimate of the costs to repair, replace or refund devices, subject to the Respironics field action. The provision is related to the cost to repair, replace or refund affected devices and includes, amongst others, the costs for the remaining production, the cost of intensified communication with physicians and patients, material costs, labor cost and logistics, as well as costs relating to the (partial) refunds provided to customers under the field action. The provision does not include any product liability costs or other claims.

The additions for the year primarily reflect the impact of the revised remediation approach in relation to the mechanical ventilator devices subject to the recall, following the agreed terms of the proposed consent decree (see below). The revised approach, which includes a revised repair program and assumes (partial) refunds to customers (refer to Income from operations), resulted in an increase in the costs associated with the remediation of these devices. Utilizations for the year reflect the costs incurred in executing the remediation during the year.

The completion of the field action continues to be subject to uncertainty, which requires management to make estimates and assumptions about items such as quantities and the portion to be replaced, repaired and refunded. An increase in the assumption for the refund portion by 10 percentage points, could have the effect of increasing the provision by an estimated EUR 19 million. Actual outcomes in future periods may differ from these estimates and affect the company’s results of operations, financial position and cash flows.

Further to the above, running remediation costs of EUR 224 million (2022: EUR 210 million) related to the remediation, such as testing, external advisory and regulatory response and additional right-of-return and warranty provisions, have been incurred.

Following the US Food and Drug Administration (FDA) inspection of certain of Philips Respironics' facilities in the US in 2021 and the subsequent inspectional observations, the US Department of Justice, acting on behalf of the FDA, in July 2022 started discussions with Philips regarding the terms of a consent decree to resolve the identified issues, which Philips has now agreed. As a consequence of addressing the consent decree, the company recorded charges of EUR 363 million in December 2023, mainly consisting of EUR 240 million addition to the Respironics field action provision, EUR 82 million inventory write-down (refer to Inventories), EUR 31 million onerous contract provision and EUR 6 million fixed asset impairment.

In addition to the above, Philips and its affiliates are defendants in a number of consumer class action lawsuits from users of the affected devices and a number of individual personal injury and other compensation claims. For legal matters including claims refer to the legal provisions section of this note as well as Contingencies.

Product warranty provisions

The field action provision in connection with the Philips Respironics voluntary recall notification is shown separately above.

Additions in 2023 include quality remediation actions of EUR 81 million in the Diagnosis & Treatment segment.

The company expects the provisions to be utilized mainly within the next year.

Environmental provisions

The environmental provisions include accrued costs recorded with respect to environmental remediation in various countries. In the US, subsidiaries of the company have been named as potentially responsible parties in state and federal proceedings for the clean-up of certain sites.

The additions and the releases of the provisions originate from additional insights in relation to factors like the estimated cost of remediation, changes in regulatory requirements and efficiencies in completion of various site work phases.

Approximately EUR 63 million of the long-term provision is expected to be utilized after one to five years, with the remainder after five years. For more details on the environmental remediation refer to Contingencies.

Restructuring-related provisions

Philips Group

Restructuring-related provisions

in millions of EUR

	December 31, 2022	December 31, 2023
Diagnosis & Treatment	42	36
Connected Care	42	18
Personal Health	10	7
Other	47	56
Philips Group	140	116

Further to the workforce reduction in 2022, measures were announced on January 30, 2023 that primarily focus on the reduction of 6,000 positions by 2025. In 2023, the restructuring costs, net of releases, for these measures were EUR 140 million.

In addition, restructuring projects were executed during the year, of which the most significant impacted Connected Care and Other and mainly took place in the US and Netherlands. The restructuring mainly comprised product portfolio rationalization and the reorganization of global support functions. The company expects the provisions to be utilized mainly within the next year.

In 2022, Philips initiated general productivity actions aimed at simplifying the organization to streamline the way of working and reduce operating expenses. This includes an immediate reduction of around 4,000 positions globally across the organization, with severance and termination-related costs of EUR 80 million recorded in 2022.

Legal provisions

The company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings.

Additions mainly relate to a EUR 575 million in connection with the anticipated resolution of the economic loss class action in the US. The final cost of the settlement may vary based on, among other things, how many patients and other settlement class members participate in the settlement.

Utilizations mainly relate to the settlement the company reached with the US Securities and Exchange Commission (SEC) to resolve the SEC inquiry regarding alleged tender irregularities in the medical device industry in China, for which the company had recorded a provision of approximately EUR 60 million in 2022. The settlement reached was in line with the amount provided for and EUR 58 million was subsequently paid in 2023. In addition the company funded an amount of USD 155 million (EUR 141 million) into the Qualified Settlement Fund in relation to the economic loss class action settlement announced on September 7, 2023.

For details of other legal matters, including regulatory and other governmental proceedings, refer to Contingencies.

The company expects the provisions to be utilized mainly within the next three years.

Contingent consideration provisions

In 2023, the addition of EUR 24 million is largely offset by utilizations of EUR 20 million. The acquisition of a business within Ultrasound resulted in a EUR 6 million increase.

Approximately EUR 28 million of the long-term provision is expected to be utilized within the next three years, with the remainder after four years.

Other provisions

The main elements of other provisions are:

Philips Group

Other provisions

in millions of EUR unless otherwise stated

	2022	2023
Employee jubilee funds	83	77
Self-insurance	57	63
Non-income taxes / social security	46	51
Rights of return	36	39
Decommissioning costs	33	34
Onerous contracts	38	76
Remaining	97	89
Balance as of December 31	390	429

Onerous contracts reflect non-cancellable commitments on supplies for which no future demand or alternative usage has been identified, including EUR 31 million in connection with the proposed Respironics consent decree as of December 31, 2023.

Remaining provisions relate to a variety of positions, for example provision for disability of employees and provision for royalty obligations.

Releases in 2022 and 2023 are due to the reassessment of the positions in other provisions throughout the year.

The company expects the other provisions to be utilized mainly within the next five years.
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

The net pension asset or liability recognized in the Consolidated balance sheets in respect of defined benefit plans is the fair value of plan assets less the present value of the projected defined benefit obligation at the balance sheet date. The defined benefit obligation is calculated annually by qualified actuaries using the projected unit credit method. Recognized assets are limited to the present value of any reductions in future contributions or any future refunds. The net pension liability is presented as a long-term provision; no distinction is made for the short-term portion.

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

The DB plans in Germany and the US make up most of the defined benefit obligation (DBO) and the net position. The company also has DB plans in the rest of the world; however these are individually not significant to the company and do not have a significantly different risk profile that would warrant separate disclosure.

The adjacent table provides a break-down of the present value of the funded and unfunded DBO, the fair value of plan assets and the net position in Germany, the US and in Other Countries. The table also provides the value of reimbursement rights.

Philips Group

Post-employment benefits

in millions of EUR

	Germany		United States		Other Countries		Total
	2022	2023	2022	2023	2022	2023	2022	2023
Present value of funded DBO	(489)	(511)	(440)	(404)	(179)	(182)	(1,108)	(1,097)
Present value of unfunded DBO	(249)	(253)	(128)	(118)	(136)	(137)	(513)	(508)
Total present value of DBO	(738)	(764)	(568)	(522)	(315)	(319)	(1,621)	(1,605)
Fair value of plan assets	477	481	474	442	171	166	1,122	1,089
Net position	(261)	(283)	(94)	(80)	(144)	(153)	(499)	(516)

Value of reimbursement rights					6	8	6	8

The classification of the net position is as follows:

Philips Group

Classification net position

in millions of EUR

	Germany		United States		Other Countries		Total
	2022	2023	2022	2023	2022	2023	2022	2023
Total asset for plans in a surplus	9	-	34	39	4	2	46	41
Total liability for plans in a deficit	(270)	(283)	(128)	(118)	(148)	(156)	(546)	(558)
Provisions for post-employment benefit plans under AHFS
Net position	(261)	(283)	(94)	(80)	(144)	(153)	(499)	(516)

Germany

The company has several DB plans in Germany, which are partially unfunded, meaning that after retirement the company is responsible for the benefit payments to retirees.

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

The company’s qualified pension commitments in the US are covered via the Pension Benefit Guaranty Corporation which charges a fee to US companies providing DB pension plans. The fee is also dependent on the amount of unfunded vested liabilities.

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

Philips Group

Pre-tax costs for post-employment benefits

in millions of EUR

	2021	2022	2023
Defined benefit plans	36	50	47
- included in income from operations	28	39	25
- included in financial expense	8	10	21
- included in Discontinued operations	1
Defined contribution plans	375	400	376
- included in income from operations	368	400	376
- included in Discontinued operations	7
Post-employment benefits costs	411	449	423

Summary of the reconciliations for the DBO and plan assets

The adjacent tables contain the reconciliations for the DBO and plan assets.

Philips Group

Defined benefit obligations

in millions of EUR

	2022	2023
Balance as of January 1	1,970	1,621
Service cost	32	32
Interest cost	36	71
Employee contributions	4	3
Actuarial (gains) / losses
- demographic assumptions	2
- financial assumptions	(366)	48
- experience adjustment	12	2
(Negative) past service cost	16	(9)
Settlements	-	2
Benefits paid from plan	(95)	(104)
Benefits paid directly by employer	(41)	(39)
Translation differences and other	52	(22)
Balance as of December 31	1,621	1,605

Philips Group

Plan assets

in millions of EUR

	2022	2023
Balance as of January 1	1,380	1,122
Interest income on plan assets	26	49
Admin expenses paid	(1)	(1)
Return on plan assets excluding interest income	(254)	23
Employee contributions	4	3
Employer contributions	17	14
Settlements
Benefits paid from plan	(95)	(104)
Translation differences and other	45	(17)
Balance as of December 31	1,122	1,089

The past service cost in 2023 and 2022 mainly relate to the retiree medical plans in Brazil.

Plan assets allocation

The asset allocation in the company’s DB plans as of December 31, was as follows:

Philips Group

Plan assets allocation

in millions of EUR

	2022	2023
Assets quoted in active markets
- Debt securities	560	513
- Equity securities
- Other	203	182

Assets not quoted in active markets
- Debt securities
- Equity securities	101	31
- Other	258	363
Total assets	1,122	1,089

The plan assets in 2023 contain 36% (2022: 32%) unquoted plan assets. Plan assets in 2023 do not include property occupied by or financial instruments issued by the company.

Assumptions

The mortality tables used for the company’s largest DB plans are:

Germany: Heubeck-Richttafeln 2018 Generational, assuming 93% of mortality rates for male retirees between age 60 and 85
US: PRI-2012 Generational with MP2021 improvement scale + white collar adjustment

The weighted averages of the assumptions used to calculate the DBO as of December 31, were as follows:

Philips Group

Assumptions used for defined benefit obligations

in %

	Germany		United States		Other Countries		Total
	2022	2023	2022	2023	2022	2023	2022	2023
Discount rate	4.1%	3.7%	5.2%	5.0%	4.9%	4.9%	4.7%	4.3%
Inflation rate	2.0%	2.0%	2.3%	2.3%	2.6%	2.5%	2.2%	2.2%
Salary increase	2.8%	2.8%	0.0%	0.0%	3.3%	4.3%	2.9%	3.0%

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

The average duration in years of the DBO of the DB plans is 10 (Germany: 11, United States: 8, and Other countries: 10) as of December 31, 2023 (2022: 8).

Philips Group

Sensitivity of key assumptions

in millions of EUR

	2022	2023
Increase
Discount rate (1% movement)	(122)	(123)
Pension increase (1% movement)	57	60
Salary increase (1% movement)	12	12
Longevity1)	32	32
Decrease
Discount rate (1% movement)	145	147
Pension increase (1% movement)	(49)	(52)
Salary increase (1% movement)	(11)	(11)
1)The mortality table (i.e. longevity) also impacts the DBO. The above sensitivity table illustrates the impact on the DBO of a further 10% decrease in the assumed rates of mortality for the company’s major plans. A 10% decrease in assumed mortality rates equals improvement of life expectancy by 0.5 - 1 year.

Cash flows and costs in 2024

Cash outflows in relation to post-employment benefits are estimated to amount to EUR 434 million in 2024, consisting of:

  EUR 17 million employer contributions to DB plans (Germany: EUR 8 million, US: EUR 0 million, Other Countries: EUR 9 million);
  EUR 42 million cash outflows in relation to DB plans (Germany: EUR 20 million, US: EUR 10 million, Other Countries: EUR 12 million); and
  EUR 375 million employer contributions to DC plans (Netherlands: EUR 174 million, US: EUR 136 million, Other Countries: EUR 65 million).

The service and administration cost for 2024 is expected to amount to EUR 30 million for DB plans. The net interest cost for 2024 for the DB plans is expected to amount to EUR 21 million. The cost for DC pension plans in 2024 is equal to the expected DC cash flow.

21Accrued liabilities

Accounting policies

Accrued liabilities are initially measured at fair value and subsequently at amortized cost and are derecognized when the obligation under the liability is discharged, cancelled or has expired.

Accrued liabilities are summarized as follows:

Philips Group

Accrued liabilities

in millions of EUR

	2022	2023
Personnel-related costs:
- Salaries and wages	490	791
- Accrued holiday entitlements	97	96
- Other personnel-related costs	101	93
Fixed-asset-related costs:
- Gas, water, electricity, rent and other	46	43
Communication and IT costs	64	61
Distribution costs	110	99
Sales-related costs:
- Commission payable	8	12
- Advertising and marketing-related costs	127	133
- Other sales-related costs	20	20
Material-related costs	132	138
Interest-related accruals	71	76
Other accrued liabilities	361	324
Accrued liabilities	1,626	1,887

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

Other non-current liabilities

Non-current liabilities were EUR 54 million as of December 31, 2023 (December 31, 2022: EUR 60 million).

Non-current liabilities are associated mainly with indemnification and non-current accruals.

Other current liabilities

Other current liabilities are summarized as follows:

Philips Group

Other current liabilities

in millions of EUR

	2022	2023
Accrued customer rebates	213	186
Other taxes including social security premiums	115	129
Other liabilities	120	98
Other current liabilities	448	414

Contract liabilities

Non-current contract liabilities were EUR 469 million as of December 31, 2023 (December 31, 2022: EUR 515 million) and current contract liabilities were EUR 1,809 million as of December 31, 2023 (December 31, 2022: EUR 1,696 million).

The current contract liabilities increased by EUR 113 million, which is mainly driven by an increase in deferred balances for customer service contracts.

The current contract liabilities as of December 31, 2022 resulted in revenue recognized of EUR 1,696 million in 2023.

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

Income taxes

Income taxes in 2023 include EUR 2 million of interest related to uncertain tax positions.

Cash paid for leases

In 2023, gross lease payments of EUR 271 million (2022: EUR 316 million; 2021: EUR 308 million) included interest of EUR 27 million (2022: EUR 25 million; 2021: EUR 25 million).

Net cash used for derivatives and current financial assets

In 2023, a total of EUR 46 million cash was paid with respect to foreign exchange derivative contracts related to activities for liquidity management (2022: EUR 72 million outflow; 2021: EUR 48 million inflow).

Purchase and proceeds from non-current financial assets

In 2023, the net cash outflow is EUR 44 million. In 2022, the net cash outflow is EUR 38 million. In 2021, the net cash flow is EUR 0 million.

Reconciliation of liabilities arising from financing activities

Certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items, principally because of the effects of translation differences and consolidation changes.

Philips Group

Reconciliation of liabilities arising from financing activities

in millions of EUR

	Balance as of December 31, 2022	Cash flow	Currency effects and consolidation changes	Other1)	Balance as of December 31, 2023
Long term debt2)	8,111	(210)	(96)	(238)	7,567
EUR bonds	4,061	497		11	4,569
USD bonds	1,378		(53)		1,325
Leases	1,082	(200)	(42)	235	1,074
Forward contracts3)	858			(462)	396
Bank borrowings	705	(502)			203
Other long-term debt	28	(5)	(1)	(22)
Short term debt2)	89	29	3		122
Short-term bank borrowings	89	46	(14)		122
Other short-term loans		(17)	17
Equity	(1,133)	(666)		1,143	(656)
Dividend payable		(4)		4
Forward contracts3)	(858)			465	(394)
Treasury shares4)	(275)	(662)		675	(262)
Total		(848)
1)Besides non-cash, other includes interest paid on leases, which is part of cash flows from operating activities2)In this table, current portion of long-term debt is included in long-term debt (and excluded from short-term debt).3)The forward contracts are related to the share buyback program and LTI plans4)Cash flow in 2023 includes withholding tax for share buyback amounting to EUR 55 million.

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

Contingent assets

Contingent assets are disclosed if the inflow of economic benefits is probable, but not virtually certain. If the inflow of economic benefits becomes virtually certain, the asset would be considered no longer contingent and its recognition appropriate. Contingent assets are assessed continually and require management to apply judgment, especially to estimate the likelihood of the inflow of economic benefits.

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

Guarantees

The total fair value of guarantees recognized on the balance sheet amounts to EUR nil million for both 2023 and 2022. Remaining off-balance-sheet business related guarantees on behalf of third parties and associates to EUR 2 million in 2023 (December 31, 2022: EUR 2 million).

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

Public Investigations

In May 2023, the company reached a settlement with the US Securities and Exchange Commission (SEC) to resolve the SEC inquiry regarding alleged tender irregularities in the medical device industry in China, for which the company had recorded a provision of approximately EUR 60 million in 2022. The settlement reached was in line with the amount provided for. In addition, the previously disclosed SEC inquiry regarding alleged similar conduct in Brazil and Bulgaria has been discontinued. The US Department of Justice (DOJ) has closed its parallel inquiry into these matters.

In February 2023, the company received a statement of objections from the French Competition Authority (FCA) initiating a formal investigation to verify whether the company and certain other manufacturers of small domestic appliances breached antitrust rules in France in the period 2009-2014 through the alleged exchange of commercially sensitive information. The company filed its response to the statement of objections denying such allegations in May 2023 and is continuing to defend itself. The FCA is expected to organize a hearing and issue its decision in 2024. It is the company’s assessment that it is possible but not probable that this matter could lead to an outflow of economic resources. Given the uncertain outcome of the investigation and subsequent proceedings, the company is not able to reliably estimate the financial impact, if any, and no provision has been recognized as of December 31, 2023.

Respironics field action

On June 14, 2021, Philips’ subsidiary Philips RS North America LLC (Philips Respironics) issued a voluntary recall notification in the United States and field safety notice outside the United States for specific Philips Respironics CPAP, Bi-Level PAP, and mechanical ventilator devices (the “Recalled Devices”).

Consent decree

On August 26, 2021, the US Food and Drug Administration (FDA) commenced an inspection of the Philips Respironics manufacturing facility in Murrysville, Pennsylvania and provided Philips Respironics with its preliminary inspectional observations on November 9, 2021. Philips Respironics responded to the FDA's inspectional observations in December 2021, which described the actions already taken by the company, as well as additional planned actions. Philips Respironics is also providing periodic updates to the FDA on its progress for the planned actions. In July 2022, Philips started discussions with the DOJ, acting on behalf of the FDA on a consent decree that would, among other things, address compliance requirements for future sales, the resolution of the inspectional findings and the completion of the recall. On January 29, 2024, Philips announced that it agrees on the terms of a consent decree with the DOJ, representing the FDA. For further details please see Subsequent events.

DOJ investigation

On April 8, 2022, Philips Respironics and certain of Philips' subsidiaries in the US received a subpoena from the DOJ to provide information related to events leading to the Respironics recall. The relevant subsidiaries are cooperating with the investigation. The criminal and civil investigation is being conducted by the DOJ's Consumer Protection Branch and Civil Fraud Section, and the US Attorney’s Office for the Eastern District of Pennsylvania. Given the early stages of the investigation, the company is not able to reliably estimate the financial impact, if any.

Product liability claims

Following the voluntary recall notification, a number of civil complaints have been filed in several jurisdictions against Philips Respironics and certain of its affiliates (including the company) generally alleging economic loss, personal injury and/or the potential for personal injury allegedly caused by the Recalled Devices.

In the United States, consumer and commercial class action lawsuits have been filed alleging economic loss and medical monitoring claims. Individual personal injury lawsuits have also been filed. On October 8, 2021, a Multi-District Litigation (MDL) in the US District Court for the Western District of Pennsylvania was formed, and most of these class action and personal injury lawsuits have been consolidated in the MDL for pre-trial proceedings. As of December 31, 2023, plaintiffs have filed a consolidated economic loss class action complaint on behalf of device users, hospitals, and insurers and other third-party payers, a consolidated medical monitoring class action complaint on behalf of device users, and over 600 individual personal injury complaints. The company anticipates that the number of individual personal injury complaints will continue to increase in 2024.

On September 7, 2023, Philips Respironics reached agreement on a class action settlement in relation to the economic loss class action complaint, for which the company recorded a EUR 575 million provision in the first quarter of 2023. Under the agreement, which was preliminarily approved by the US District Court for the Western District of Pennsylvania on October 10, 2023, the Philips defendants will provide predefined cash awards to all eligible participants in the US depending on the type of device, extended warranties on all remediated devices provided as part of Respironics’ recall program, and an additional cash award if they return the Recalled Device to Philips Respironics. The settlement also provides for compensation for individuals who acquired replacement devices in the market after the recall and prior to the announcement of the settlement. The settlement also provides for compensation to private insurers and other third-party payers. The final cost of the settlement may vary based on, among other things, how many patients and other settlement class members participate in the settlement. The final approval hearing is scheduled for April 11, 2024.

In September 2022, the MDL court established a voluntary, court-approved census registry, and associated tolling, for potential claimants who have not filed claims, but may file claims in the future, relating to the Recalled Devices. The census registry replaced the private tolling agreement that had been in effect before the establishment of the census registry. At the time of termination, approximately 60,000 individuals had entered into the private tolling agreement. In the event these individuals wish to pursue or preserve their claims, they will need to file a lawsuit or register on the census registry. By December 31, 2023, approximately 57,000 individuals had joined the census registry. The company anticipates that the number of individuals on the census registry will increase in 2024. To better assess the claimed injuries and their relation, if any, to use of the Recalled Devices, Philips Respironics is working to require census registrants to supplement the information they are required to submit in the census registry established by the MDL court.

In Australia, a consumer class action lawsuit alleging personal injury was filed against the company’s subsidiary Philips Electronics Australia Ltd on October 4, 2021. In the course of 2022, the plaintiff in the case sought leave of the court to discontinue the class action citing that there is insufficient evidence to warrant the continuation of the class action and that since the issue of proceedings, Philips Respironics has been repairing, replacing, or (partially) refunding the devices which are the subject of the recall, meaning that any compensation relating to financial loss would be relatively confined. During the process for withdrawal of the case, a new lead plaintiff came forward in the second half of 2023 and is now continuing the class action.

Philips Respironics and certain of its affiliates (including the company) are also defendants in consumer class action lawsuits in Canada and Israel and collective actions in Chile, France and the Netherlands alleging economic loss and/or personal injury. In Canada, where various class actions had been filed, the court issued a decision on a carriage motion in April 2023, deciding that a class action filed in British Columbia may continue as a nationwide class action while defendants are seeking for all other class actions to be stayed.

While the company believes it is probable that these lawsuits will in the aggregate lead to an outflow of economic resources for Philips Respironics or other Philips entities, given the significant uncertainty regarding the nature of the relevant events and potential obligations, the company is not currently able to reliably estimate the amount of the obligation associated with these various lawsuits. The final outcome of the lawsuits and the cost to resolve them cannot currently be determined due to a number of variables, including uncertainty regarding the ultimate number of claimants and their allegations. Moreover, Philips Respironics has not yet completed its test and research program, including the additional testing requested by the FDA, for the Recalled Devices.

For the United States specifically, the lack of clarity around the nature of the specific injury each census registrant is claiming and its relation, if any, to use of the Recalled Devices contribute to the uncertainty. In addition, the MDL court has not yet decided several significant motions, and plaintiffs have not yet filed their motion for class certification in the medical monitoring action. Further, while document discovery has progressed, expert discovery has not yet begun, and the Court has not yet been asked to decide the question of whether any of the claimed injuries could have been caused by use of the Recalled Devices. An adverse outcome with respect to any or all of these lawsuits and/or any future claims could have a material impact on the company’s consolidated financial position, results of operations and cash flows.

The company has product liability insurance in place that it expects to partially cover product liability-related cash outflows. Based on ongoing discussions with certain insurance carriers that took place during 2023, management of the company concluded that the likelihood of cash inflows changed to probable, but (consistent with prior periods) not virtually certain. Given the uncertainties associated with the cash outflows of the above claims and the applicable conditions of insurance coverage, no reliable estimate can be made or disclosed in relation to the expected insurance recovery.

Securities claims

On August 16, 2021, a securities class action complaint was filed against the company, its former CEO and its CFO in the US District Court for the Eastern District of New York alleging violations of the Securities Exchange Act of 1934 causing damage to investors. On January 3, 2022, the lead plaintiff in the case filed its amended complaint seeking to represent individuals that purchased Philips shares between February 23, 2016, through November 12, 2021. Following the filing and briefing of the company’s motion to dismiss in the first half of 2022, plaintiff filed a second amended complaint on November 30, 2022, naming an additional defendant and expanding the alleged damage period to include certain share price declines that were allegedly based on disclosures made in 2022. The second amended complaint now focuses on share price declines that allegedly occurred as a result of various disclosures starting on April 26, 2021 through October 2022. The company's motion to dismiss the second amended complaint was filed in the first quarter of 2023. As of December 31, 2023, that motion is still pending with the Court.

In the Netherlands, in addition to the September 2022 letter from shareholders representative organization European Investors-VEB, holding the company and its directors liable for an alleged failure to make timely disclosures in relation to the Respironics recall, the company received letters from two other parties with similar allegations. As of December 31, 2023, no formal claims have been filed in this respect.

It is the company’s assessment that it is possible but not probable that these cases could lead to a certain outflow of economic resources. The company is not able to reliably estimate the financial impact, if any. An adverse outcome of these cases could have a material impact on the company’s consolidated financial position, results of operations and cash flows.

Other claims

On October 12, 2021, SoClean, a company offering ozone-based cleaning products for sleep devices, filed a lawsuit against the company and certain of its affiliates alleging that the defendants’ statements about the potential adverse effect ozone cleaning may have on the Recalled Devices has significantly damaged its business. Philips believes that the claim is without merit and will vigorously defend itself. In November 2023, the Court ruled on one of the motions to dismiss filed by defendants and partially dismissed some of SoClean’s claims. On January 4, 2024, Philips and its affiliates filed their answer and counterclaims against SoClean and one of its affiliates.

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

To date, other than for the economic loss class action settlement, no provisions have been recorded for the litigation and investigations associated with the Respironics field action.

Other

In the second half of 2023, Electro Medical Systems S.A., a manufacturer of among others medical devices for dental prophylaxis, filed a lawsuit against the company alleging that the company materially breached its duties under a cooperation agreement entered into between the parties in 2016, claiming damages in excess of EUR 300 million, alleging loss of profit and lost increase in brand value. Philips disagrees with the allegations and will vigorously defend itself.

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

Philips Group

Related-party transactions

in millions of EUR

	2021	2022	2023
Sales of goods and services	116	111	106
Purchases of goods and services	41	46	42
Receivables from related parties	40	55	18
Payables to related parties	2	2	2

The above table includes sales transactions between Philips and PMC of EUR 87 million in 2023 (2022: EUR 101 million; 2021: EUR 106 million), under which PMC has leased the equipment to the ultimate customer. In addition, as part of its S&RC operations in the US, Philips Medical Capital LLC funded durable medical equipment (DMEs) providers, through loans and leases. PMC-funded transactions these DMEs entered into with Philips amount to EUR 117 million in 2023 (2022: EUR 117 million; 2021: EUR 162 million). The associated costs of these funding transactions are borne by the ultimate customer and settled directly with Philips Medical Capital LLC. Philips Medical Capital LLC, a Pennsylvania limited liability company, is owned 60% by De Lage Landen Financial Services, Inc. (DLL) and 40% by Philips Electronics North America Corporation (Philips).

On August 14, 2023, it was announced that Exor N.V. acquired a 15% minority stake in Philips’ shares and entered into a relationship agreement with the company. This relationship agreement includes Exor’s right to propose one member to the Supervisory Board. It is expected that the Supervisory Board will, upon Exor’s exercise of its right, submit a proposal for the appointment of the relevant nominee at the upcoming 2024 Annual General Meeting of Shareholders. Upon such appointment, Exor will be considered a related party for reporting purposes.

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

26Share-based compensation

Accounting policies

Philips share-based compensation is an equity-settled plan comprising restricted and performance shares. The restricted shares are subject to a three-year service condition and the performance shares include both market and non-market-based performance conditions, in addition to a three-year service condition. These shares are awarded to the Executive Committee and Senior Management.

The grant date fair value of market-based performance shares is determined through a Monte Carlo valuation model. The grant date fair value of non-market-based performance shares and restricted shares is determined as the share price at the grant date as participants receive notional dividends throughout the vesting period. The costs of share-based compensation plans are revised for expected performance (non-market-based performance shares) and forfeiture and are spread evenly over the service period.

In 2023, an additional non-recurring retention option grant was issued for certain key employees. This grant has an exercise price that was 15% higher than the share price at grant and will vest in two years and expires ten years after the grant date. The grant date fair value was calculated using the Black-Scholes-Merton option valuation model.

Share-based compensation is recognized over the service period as personnel expense in the consolidated statement of income, with a corresponding increase to equity.

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
  restricted shares: rights to receive common shares in the future based on a service condition; and
  options on its common shares, including the 2013 Accelerate! grant.

Since 2013 the Board of Management and other members of the Executive Committee are only granted performance shares*). Performance shares as well as restricted shares can be granted to executives, certain selected employees and new employees. Prior to 2013, options were also granted.

Under the terms of employee stock purchase plans established by the company in various countries, employees are eligible to purchase a limited number of Philips shares at discounted prices through payroll withholdings.

Share-based compensation costs were EUR 97 million (2022: EUR 104 million; 2021: EUR 115 million). This includes the employee stock purchase plan of EUR 9 million, which is not a share-based compensation that affects equity. In the Consolidated statements of changes in equity EUR 88 million is recognized in 2023 and represent the costs of the share-based compensation plans. The amount recognized as an expense is adjusted for forfeiture. USD-denominated performance shares, restricted shares and options are granted to employees in the United States only.

Performance shares

The performance is measured over a three-year performance period. The performance shares have three performance conditions, relative Total Shareholders’ Return ('TSR') compared to a peer group of 20 companies including Philips (2022: 20 companies; 2021: 20 companies, 2020: 20 companies), adjusted Earnings Per Share growth**) ('EPS') and a sustainability criterion. The criterion is based on three Sustainable Development Goals ('SDG') as defined by the United Nations that are included in Philips’ strategy on sustainability (refer to Environment, Social and Governance). The performance conditions are weighted as follows: TSR 50%, EPS 40% and SDG 10%.

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

The fair value of the performance shares is measured based on Monte-Carlo simulation, which takes into account dividend payments between the grant date and the vesting date by including reinvested dividends as well as the market conditions expected to impact relative Total Shareholders’ Return performance in relation to selected peers. The following weighted-average assumptions were used for the 2023 grants:

  Risk-free rate: 2.55%
  Expected share price volatility: 36%

The assumptions were used for these calculations only and do not necessarily represent an indication of Management’s expectation of future developments for other purposes. The company has based its volatility assumptions on historical experience measured over a ten-year period.

A summary of the status of the company’s performance share plans as of December 31, 2023 and changes during the year are presented in the following table:

Philips Group

Performance shares

	2022		2023
	shares	weighted average grant-date fair value	shares	weighted average grant-date fair value
EUR-denominated
Outstanding as of January 1	3,097,713	45.28	4,385,837	33.13
Granted	2,323,435	20.55	2,299,280	23.65
Notional dividends1)	155,067	33.91	240,977	27.15
Vested/Issued	(434,329)	40.90	(154,987)	44.08
Forfeited	(233,556)	38.67	(489,295)	27.05
Adjusted quantity2)	(522,493)	40.48	(889,777)	44.27
Outstanding as of December 31	4,385,837	33.13	5,392,035	27.22

USD-denominated
Outstanding as of January 1	2,005,000	51.48	2,749,983	36.66
Granted	1,530,585	21.93	1,667,812	25.96
Notional dividends1)	98,883	37.15	152,750	29.78
Vested/Issued	(248,848)	45.23	(121,760)	48.33
Forfeited	(309,570)	44.04	(596,846)	28.95
Adjusted quantity2)	(326,066)	45.26	(590,890)	48.28
Outstanding as of December 31	2,749,983	36.66	3,261,048	29.73
1)Dividend declared in 2023 on outstanding shares.2)Adjusted quantity includes the adjustments made to Performance shares outstanding due to updates on the actual TSR, EPS, and SDG.

As of December 31, 2023, a total of EUR 102 million of unrecognized compensation costs relate to non-vested performance shares (as of December 31, 2022 EUR 103 million; as of December 31, 2021 EUR 110 million). These costs are expected to be recognized over a weighted-average period of 1.98 years.

Restricted shares

The fair value of restricted shares is equal to the share price at grant date. The company issues restricted shares that, in general, have a 3 year cliff-vesting period provided that the grantee is still employed with the company.

A summary of the status of the company’s restricted shares as of December 31, 2023 and changes during the year are presented in the following table:

Philips Group

Restricted shares

	2022		2023
	shares	weighted average grant-date fair value	shares	weighted average grant-date fair value
EUR-denominated
Outstanding as of January 1	1,618,488	39.93	2,321,250	30.73
Granted	1,349,003	22.03	1,471,975	16.35
Notional dividends1)	81,500	35.67	135,791	27.98
Vested/Issued	(540,930)	35.82	(595,796)	35.07
Forfeited	(186,811)	35.06	(337,968)	24.46
Outstanding as of December 31	2,321,250	30.73	2,995,252	23.39

USD-denominated
Outstanding as of January 1	1,611,021	46.26	2,345,263	33.87
Granted	1,463,855	23.60	1,284,761	17.72
Notional dividends1)	83,151	39.37	126,498	31.12
Vested/Issued	(541,336)	41.48	(679,430)	37.83
Forfeited	(271,427)	38.51	(422,899)	26.79
Outstanding as of December 31	2,345,263	33.87	2,654,193	26.04
1)Dividend declared in 2023 on outstanding shares.

As of December 31, 2023, a total of EUR 63 million of unrecognized compensation costs relate to non-vested restricted shares (as of December 31, 2022 EUR 72 million; as of December 31, 2021 EUR 66 million). These costs are expected to be recognized over a weighted-average period of 1.80 years.

Option plans

Option plans including Accelerate! option plan

In previous years, the company granted options that expire after ten years. These options vest after three years, provided that the grantee is still employed with the company. All outstanding options have vested under this option plan and as of December 31, 2022, there were 55,000 Accelerate! EUR-denominated options with weighted average exercise price of EUR 22.43, 750 EUR-denominated options with weighted average exercise price of EUR 22.43, and 1,950 USD-denominated options with weighted average exercise price of USD 30.27 exercisable. All outstanding options under this plan have expired as of December 31, 2023.

Since all the outstanding options have expired in 2023, there were no cash received from exercises under the company's previous option plans including Accelerate! options (2022: EUR 7 million, 2021: EUR 10 million) and no actual tax deductions realized as a result of options exercises including Accelerate! options (2022: EUR 0.7 million, 2021: EUR 1 million).

Retention option plan

In April 2023, the Company granted non-recurring retention options that expire after ten years. These options vest after two years, provided that the grantee is still employed with the company.

The fair value of the options under this plan is measured based on Black-Scholes-Merton option pricing model. The following table list the inputs to the model used for the options granted:

Philips Group

Black-Scholes-Merton option pricing model inputs

	EUR-denominated listed share	USD-denominated listed share
Share price at grant date	EUR 18.24	USD 21.12
Exercise price	EUR 22.16	USD 24.42
Risk-free interest rate	2.37%	3.5%
Expected dividend yield	4.45%	4.45%
Expected option life	6 years	6 years
Expected share price volatility	30.47%	32.31%

The fair value of a EUR-denominated option was EUR 2.61 and the fair value of a USD-denominated option was USD 3.89.

The assumptions were used for these calculations only and do not necessarily represent an indication of Management’s expectation of future developments for other purposes.

The Company has based its volatility assumptions on historical experience for a period equal to the expected life of the options. The expected life of the options is calculated as the average between vesting period (2 years) and the total contractual life (10 years).

The following tables summarize information about the company’s options as of December 31, 2023 and changes during the year:

Philips Group

Options on EUR-denominated listed share

	options	weighted average exercise price
Granted on April 28, 2023	3,831,000	22.16
Forfeited	(171,000)	22.16
Outstanding as of December 31, 2023	3,660,000	22.16

There were no exercisable EUR-denominated options as of December 31, 2023. The weighted average remaining contractual term for options outstanding and options exercisable as of December 31, 2023, was 9.3 years.

Philips Group

Options on USD-denominated listed share

	options	weighted average exercise price
Granted on April 28, 2023	2,179,500	24.42
Forfeited	(250,500)	24.42
Outstanding as of December 31, 2023	1,929,000	24.42

There were no exercisable USD-denominated options as of December 31, 2023. The weighted average remaining contractual term for options outstanding and options exercisable as of December 31, 2023, was 9.3 years.

As of December 31, 2023, a total of EUR 11 million of unrecognized compensation costs relate to outstanding options. These costs are expected to be recognized over a weighted-average period of 1.3 years.

Philips Group

Outstanding options

in millions of EUR unless otherwise stated

	number of options	intrinsic value	weighted average remaining contractual term in years
EUR-denominated
20-25	3,660,000	0	9.3
Outstanding options	3,660,000	0	9.3

USD-denominated
20-25	1,929,000	0	9.3
Outstanding options	1,929,000	0	9.3
*)Executive Committee members can receive restricted share rights as a sign-on LTI awards upon hiring.
**)The definition of this non-IFRS measure and a reconciliation to the IFRS measure is included in Equity

27Information on remuneration

Remuneration of the Executive Committee

In 2023, the total remuneration costs relating to the members of the Executive Committee (consisting of 16 members throughout the year, including the members of the Board of Management) amounted to EUR 32.8 million (2022: EUR 25.6 million; 2021: EUR 33.4 million) consisting of the elements in the following table.

Philips Group

Remuneration costs of the Executive Committee1)

in EUR

	2021	2022	2023
Base salary/Base compensation	9,598,588	9,528,279	8,729,458
Annual incentive2)	5,250,408	208,370	11,405,130
Performance shares3)	12,610,073	11,242,581	7,272,815
Stock options			13,358
Restricted share rights3)	1,380,644	1,191,529	1,907,511
Pension allowances4)	2,107,953	1,949,204	1,346,937
Pension scheme costs	306,694	288,179	260,554
Other compensation5)	2,104,044	1,216,163	1,900,224
Total	33,358,405	25,624,305	32,835,987
1)The Executive Committee consisted of 13 members as per December 31, 2023 (2022: 13 members; 2021: 13 members)2)The annual incentives are related to the performance in the year reported which are paid out in the subsequent year.3)Costs of performance shares and restricted share rights are based on accounting standards (IFRS) and do not reflect the value of performance shares at the vesting/release date4)Pension allowances are gross taxable allowances paid to the Executive Committee members in the Netherlands. These allowances are part of the pension arrangement5)The stated amounts mainly concern (share of) allowances to members of the Executive Committee that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities is the starting point for the value stated

As of December 31, 2023, the members of the Executive Committee (including the members of the Board of Management) held 0 stock options (2022: 0; 2021: 184,900).

Remuneration of the Board of Management

In 2023, the total remuneration costs relating to the members of the Board of Management amounted to EUR 9.9 million (2022: EUR 8.4 million; 2021: EUR 10.3 million), see the following table.

Philips Group

Remuneration costs of individual members of the Board of Management in EUR

	base compensation/salary	annual incentive1)	performance shares2)	restricted share rights2)	pension allowances3)	pension scheme costs	other compensation	total costs
2023
R. Jakobs	1,200,000	2,004,480	968,922		267,798	31,891	109,256	4,582,347
A. Bhattacharya	810,000	1,075,939	793,429		197,133	31,891	94,516	3,002,907
M.J. van Ginneken	630,000	846,922	614,840		125,298	31,891	53,446	2,302,397
	2,640,000	3,927,341	2,377,191		590,228	95,673	257,218	9,887,650

2022
R. Jakobs4)	256,438		112,737		57,973	6,012	11,507	444,667
F.A. van Houten4)	1,041,849	208,370	2,930,068		444,051	22,121	42,533	4,688,992
A. Bhattacharya	806,250		763,140		237,250	28,133	61,308	1,896,081
M.J. van Ginneken	626,250		585,490		141,622	28,133	35,343	1,416,837
	2,730,788	208,370	4,391,434		880,896	84,398	150,691	8,446,577
2021
F.A. van Houten	1,325,000	850,915	2,626,295		565,403	27,462	57,224	5,452,299
A. Bhattacharya	790,000	360,103	1,172,533		233,857	27,462	68,908	2,652,864
M.J. van Ginneken	605,000	317,192	886,035		150,755	27,462	42,610	2,029,054
	2,720,000	1,528,211	4,684,863		950,014	82,387	168,742	10,134,217
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

	age at December 31, 2023	accumulated annual pension as of December 31, 2023	total pension related costs
R. Jakobs	49	56,383	299,689
A. Bhattacharya	62	40,324	229,024
M.J. van Ginneken	50	53,769	157,189
Pension costs			685,901

When pension rights are granted to members of the Board of Management, necessary payments (if insured) and all necessary provisions are made in accordance with the applicable accounting principles. In 2023, no (additional) pension benefits were granted to former members of the Board of Management.

Remuneration of the Supervisory Board

The remuneration of the members of the Supervisory Board amounted to EUR 1.5 million (2022: EUR 1.5 million; 2021: EUR 1.3 million). Former members received no remuneration.

The members of the Supervisory Board do not receive any share-based remuneration. Therefore, as of December 31, 2023 the members of the Supervisory Board held no stock options, performance shares or restricted shares.

The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration:

Philips Group

Remuneration of the Supervisory Board

in EUR

	membership	committees	other compensation1)	total
2023
F. Sijbesma	155,000	35,000	16,345	206,345
P.A.M. Stoffels	115,000	35,000	22,269	172,269
D.E.I. Pyott	100,000	35,000	19,769	154,769
A.M. Harrison	100,000	14,000	19,769	133,769
M.E. Doherty	100,000	27,000	27,269	154,269
P. Löscher	100,000	32,000	17,269	149,269
I. Nooyi	100,000	14,000	17,269	131,269
S.K. Chua	100,000	18,000	22,269	140,269
H. Verhagen	100,000	14,000	7,269	121,269
S. Poonen	100,000	18,000	19,769	137,769
	1,070,000	242,000	189,266	1,501,266
2022
F. Sijbesma	155,000	35,000	16,345	206,345
P.A.M. Stoffels	115,000	35,000	27,269	177,269
N. Dhawan	35,616	6,411	5,808	47,836
D.E.I. Pyott	100,000	35,000	17,269	152,269
A.M. Harrison	100,000	14,000	12,269	126,269
M.E. Doherty	100,000	27,000	24,769	151,769
P. Löscher	100,000	32,000	24,769	156,769
I. Nooyi	100,000	14,000	17,269	131,269
S.K. Chua	100,000	18,000	22,269	140,269
H. Verhagen	100,000	14,000	7,269.0	121,269
S. Poonen	100,000	18,000	17,269	135,269
	1,105,616	248,411	192,574	1,546,602
2021
J. van der Veer	53,507	12,082	3,916	69,505
C.A. Poon	39,699	16,915	783	57,397
N. Dhawan	100,000	18,000	2,269	120,269
O. Gadiesh	34,521	4,833	783	40,137
D.E.I. Pyott	100,000	36,370	2,269	138,639
P.A.M. Stoffels	109,863	27,808	4,769	142,440
A.M. Harrison	100,000	14,000	2,269	116,269
M.E. Doherty	100,000	27,000	4,769	131,769
P. Löscher	100,000	32,000	4,769	136,769
F. Sijbesma	141,301	27,808	8,237	177,346
I. Nooyi	100,000	14,000	2,269	116,269
S.K. Chua	65,753	11,836	1,492	79,081
	1,044,644	242,652	38,595	1,325,891
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

Philips Group

Shares held by Board members1)2)

in number of shares

	December 31, 2022	December 31, 2023
R. Jakobs	109,422	126,809
A. Bhattacharya	169,517	177,088
M.J. van Ginneken	123,914	129,447
P. Stoffels	17,000	17,759
S. Poonen	3,000	3,133
I. Nooyi	3,100	3,238
D. Pyott	19,000	19,848
S.K. Chua	2,000	2,089
F. Sijbesma	12,500	25,000
M. Harrison	1,500	1,567
P. Löscher	20,732	21,658
1)Reference date for board membership is December 31, 2023. 2)The total shares held by the members of the Board of Management is less than 1% of the company's issued share capital.

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

Philips Group

Fair value of financial assets and liabilities

in millions of EUR

	carrying amount	estimated fair value1)	Level 1	Level 2	Level 3
December 31, 2023

Financial assets
Carried at fair value:
Debt instruments	226	226			226
Equity instruments	2	2			2
Other financial assets	56	56		34	22
Financial assets carried at FVTP&L	284	284		34	250
Debt instruments	27	27		26
Equity instruments	231	231	14		217
Current financial assets	3	3			3
Receivables - current	32	32			32
Financial assets carried at FVTOCI	293	293	14	26	253
Derivative financial instruments	48	48		48
Financial assets carried at fair value	624	624	14	108	503

Carried at (amortized) cost:
Cash and cash equivalents	1,869
Loans and receivables:
Current loans receivables	-
Other non-current loans and receivables	77
Receivables - current	3,701
Receivables - non-current	193
Financial assets carried at (amortized) cost	5,840
Total financial assets	6,465

Financial liabilities
Carried at fair value:
Contingent consideration	(115)	(115)			(115)
Financial liabilities carried at FVTP&L	(115)	(115)			(115)
Derivative financial instruments	(43)	(43)		(43)
Financial liabilities carried at fair value	(158)	(158)		(43)	(115)

Carried at (amortized) cost:
Accounts payable	(1,917)
Interest accrual	(76)
Debt (Corporate bonds and leases)	(6,969)	(6,798)	(5,724)	(1,074)
Debt (excluding corporate bonds and leases)	(721)
Financial liabilities carried at (amortized) cost	(9,682)
Total financial liabilities	(9,840)
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

Philips Group

Reconciliation of Level 3 fair value measurements

in millions of EUR

	Financial assets	Financial liabilities
Balance as of January 1, 2023	549	113
Acquisitions		6
Purchase	85
Sales	(56)
Utilizations		(20)
Recognized in profit and loss:
other business income		16
financial income and expenses1)	(43)	1
Recognized in other comprehensive income2)	(40)	(2)
Receivables held to collect and sell	6
Reclassification		1
Balance as of December 31, 2023	503	115
1)Refer to Financial income and expenses for details. 2)Includes translation differences

Philips Group

Reconciliation of Level 3 fair value measurements

in millions of EUR

	Financial assets	Financial liabilities
Balance as of January 1, 2022	523	208
Acquisitions		96
Purchase	131
Sales	(76)
Utilizations		(105)
Recognized in profit and loss:
other business income		(85)
financial income and expenses	7	(8)
Recognized in other comprehensive income1)		8
Receivables held to collect and sell	(41)
Reclassification from associates	5
Balance as of December 31, 2022	549	113
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

Philips Group

Financial assets subject to offsetting, enforceable master netting arrangements or similar agreements

in millions of EUR

	2022	2023
Derivatives
Gross amounts of recognized financial assets	127	48
Gross amounts of recognized financial liabilities offset in the balance sheet
Net amounts of financial assets presented in the balance sheet	127	48

Related amounts not offset in the balance sheet
Financial instruments	(54)	(34)
Net amount	73	13

Philips Group

Financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements

in millions of EUR

	2022	2023
Derivatives
Gross amounts of recognized financial liabilities	(211)	(43)
Gross amounts of recognized financial assets offset in the balance sheet
Net amounts of financial liabilities presented in the balance sheet	(211)	(43)

Related amounts not offset in the balance sheet
Financial instruments	54	34
Net amount	(157)	(9)

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

Liquidity risk for the group is monitored through the Treasury liquidity committee, which tracks the development of the actual cash flow position for the group and uses input from a number of sources in order to forecast the overall liquidity position on both short and longer term basis. Philips invests surplus cash in short-term deposits with appropriate maturities to ensure sufficient liquidity is available to meet liabilities when due and in money market funds.

The rating of the company’s debt by major rating agencies may improve or deteriorate. As a result, Philips’ future borrowing capacity may be influenced and its financing costs may fluctuate. Philips has various sources to mitigate the liquidity risk for the group. As of December 31, 2023, Philips had EUR 1,869 million in cash and cash equivalents (2022: EUR 1,172 million), within which short-term deposits of EUR 1,399 million (2022: EUR 482 million). Cash and cash equivalents include all cash balances, money market funds and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. Philips pools cash from subsidiaries to the extent legally and economically feasible; cash not pooled remains available for the company’s operational or investment needs.

Philips faces cross-border foreign exchange controls and/or other legal restrictions in a few countries that could limit its ability to make these balances available on short notice for general use by the group.

Philips has a USD 2.5 billion Commercial Paper Program and a EUR 1 billion committed standby revolving credit facility that can be used for general group purposes, such as a backstop for its Commercial Paper Program. As of December 31, 2023, Philips did not have any loans outstanding under either facility. These facilities do not have a material adverse change clause, have no financial covenants and no credit-rating-related acceleration possibilities. As per March 9, 2020, Philips established a Euro Medium-Term Note (EMTN) program, a framework that facilitates the issuance of notes for a total amount up to EUR 10 billion. As of December 31, 2023, Philips has EUR 3.3 billion outstanding under this program of which EUR 500 million fixed rates notes were issued in August 2023 with maturity date in 2031. For a description of Philips’ credit facilities, refer to Debt.

In addition to cash and cash equivalents, as of December 31, 2023, Philips also held EUR 14 million of listed (level 1) equity investments at fair value (classified as other non-current financial assets).

The following table presents a summary of the Group’s fixed contractual cash obligations and commitments as of December 31, 2023. These amounts are an estimate of future payments which could change as a result of various factors such as a change in interest rates, foreign exchange, contractual provisions, as well as changes in business strategy and needs. Therefore, the actual payments made in future periods may vary from those presented in the following table:

Philips Group

Contractual cash obligations1)2)

in millions of EUR

		payments due by period
	total	less than 1 year	1-3 years	3-5 years	after 5 years
Long-term debt	7,615	533	1,934	1,431	3,717
Short-term debt	122	122
Interest on debt	1,704	180	328	285	911
Derivative liabilities	39	38	1
Purchase obligations3)	668	355	286		27
Trade and other payables	1,917	1,917
Contractual cash obligations	12,065	3,145	2,549	1,716	4,655
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

Philips has contracts with investment funds where it committed itself to make, under certain conditions, capital contributions to these funds of an aggregated remaining amount of EUR 153 million (2022: EUR 127 million). As of December 31, 2023 capital contributions already made to these investment funds are recorded as non-current financial assets.

Philips offers voluntary supply chain finance programs with third parties which provide participating suppliers the opportunity to factor their trade receivables at the sole discretion of both the suppliers and the third parties. Philips continues to recognize these liabilities as trade payables and settles them accordingly on the invoice maturity date based on the terms and conditions of those arrangements. As of December 31, 2023 approximately EUR 114 million (2022: EUR 151 million) of the Philips account payable were transferred under these arrangements.

With respect to the Respironics field action, please refer to Contingencies. The management continues to monitor the risks associated with such potential claims and its impact on liquidity position, if any.

Leasing activities

The company leases various items of real estate, vehicles and other equipment where it acts as a lessee. The company has multiple extension and termination options in a number of lease contracts. These are used to maximize operational flexibility in terms of managing the assets used in the company's operations. The options considered reasonably certain are part of lease liabilities. In addition, the company is committed to leases not yet commenced to EUR 128 million. The company's lease contracts do not contain financial covenants.

The company enters into sale-and-leaseback transactions primarily for its Sleep & Respiratory Care businesses. These transactions are accounted for at market value. The payments for these leases are considered in determining lease liabilities. Principal repayments are part of cash flows used for financing activities and interest payments are part of cash flows used for operating activities. The cash inflows arising from the sales transactions are part of cash flows provided by financing activities. Lease payments under sale-and-leaseback arrangements for 2023 were EUR 55 million (2022: EUR 72 million). The remaining minimum payment under sale-and-leaseback arrangements included in lease obligations above are as follows:

Philips Group

Remaining minimum payments under sale-and-leaseback arrangements

in millions of EUR

2024	43
2025	30
2026	21
2027	12
2028	5
Thereafter	26

Philips has leasing activities where it acts as lessor. In such arrangements, Philips provides the customer with a right to use of medical equipment in exchange for a series of payments. Residual values of assets under lease form an insignificant part of the carrying amount of those assets. Residual values are influenced by asset market prices and are therefore subject to management estimation. Residual values are at least reassessed on an annual basis, or more often when necessary. Reassessments are based on a combination of realization of assets sold, expert knowledge and judgment of local markets. For lease receivables, the value of unguaranteed residual values as of December 31, 2023 was EUR 0.0 million (2022: EUR 0.6 million). In order to reduce residual value risk exposures there may be residual value guarantees or purchase options embedded in the customer contract. Credit risk for lease receivables is reviewed regularly and mitigated, for example, by retaining a security interest in the leased asset.

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

The following table outlines the estimated nominal value in millions of EUR for committed and anticipated transaction exposure and related hedges for Philips’ most significant currency exposures consolidated as of December 31, 2023:

Philips Group

Estimated transaction exposure and related hedges

in millions of EUR

	Sales/Receivables		Purchases/Payable
	exposure	hedges	exposure	hedges
Balance as of December 31, 2023
Exposure currency
USD	1,793	(1,449)	(888)	805
JPY	547	(319)	(14)	14
GBP	312	(196)	(12)	12
CNY	439	(304)	(98)	95
CAD	249	(161)	(1)	1
PLN	91	(103)
AUD	226	(137)
CHF	103	(63)	(1)	1
CZK	63	(70)
SEK	33	(18)	(3)	3
EUR	233	(232)	(114)	113
Others	198	(134)	(216)	130
Total 2023	4,287	(3,185)	(1,346)	1,173
Total 2022	3,779	(2,920)	(1,468)	1,326

Philips uses foreign exchange spot and forward contracts, as well as zero cost collars in hedging the exposure. The derivatives related to transactions are, for hedge accounting purposes, split into hedges of on-balance-sheet accounts receivable/ payable and forecasted sales and purchases. Changes in the value of on-balance-sheet foreign-currency accounts receivable/payable, as well as the changes in the fair value of the hedges related to these exposures, are reported in the income statement under costs of sales. Hedges related to forecasted transactions, where hedge accounting is applied, are accounted for as cash flow hedges. The results from such hedges are deferred in other comprehensive income within equity to the extent that the hedge is effective. As of December 31, 2023, a gain of EUR 6 million was deferred in equity as a result of these hedges (2022: EUR 2 million loss). The result deferred in equity will be released to earnings mostly during 2024 at the time when the related hedged transactions affect the income statement. During 2023, nil (2022: EUR 1 million net gain) was recorded in the consolidated statement of income as a result of ineffectiveness on certain anticipated cash flow hedges. Ineffectiveness arises when anticipated exposures are no longer expected to be highly probable. During 2023, a gain of EUR 19 million included in the cash flow hedges reserve in equity pertaining to changes in fair value of foreign exchange forward and option contracts was released to income statement.

The total net fair value of hedges related to transaction exposure as of December 31, 2023, was an unrealized gain of EUR 10 million. The estimated impact of a 10% increase of value of the EUR is estimated to be EUR 116 million. The following table contains an overview of the instantaneous 10% increase in the value of EUR against major currencies.

Philips Group

Estimated impact of 10% increase of value of the EUR on the fair value of hedges

in millions of EUR

	2022	2023
USD	68	64
JPY	15	15
GBP	16	16
CHF	4	5
PLN	2	1
RUB		-

The EUR 116 million increase includes a gain of EUR 40 million that would impact the income statement, which would largely offset the opposite revaluation effect on the underlying accounts receivable and payable, and the remaining gain of EUR 77 million would be recognized in equity to the extent that the cash flow hedges were effective.

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

Translation exposure of foreign-currency equity invested in consolidated entities is generally not hedged. If a hedge is entered into, it is accounted for as a net investment hedge. Net current-period change, before tax, of the currency translation reserve of negative EUR 579 million mainly relates to the development of the USD versus the EUR. As of December 31, 2023, a weakening of USD by 10% versus the EUR would result in a decrease in the currency translation reserve in equity of approximately EUR 1,146 million, while a strengthening of USD by 10% versus the EUR would result in an increase in the currency translation reserve in equity of approximately EUR 1,400 million. Refer to the country risk paragraph for countries with significant foreign currency denominated equity invested.

As of December 31, 2023, external bond funding for a nominal value of USD 1,474 million (liability at book value: EUR 1,325 million) was designated as a net investment hedge of financing investments in foreign operations for an equal amount. During 2023 a total loss of EUR 2 million was recognized in the income statement as ineffectiveness on net investment hedges, arising from counterparty and own credit risk.

An instantaneous 10% increase in the value of the EUR against all currencies would lead to an decrease of EUR 52 million in the value of the derivatives, including a EUR 11 million increase related to the USD.

As of December 31, 2022, cross-currency interest rate swaps for a nominal value of USD 500 million (liability at fair value: EUR 147 million) and external bond funding for a nominal value of USD 1,490 million (liability at book value: EUR 1,378 million) were designated as a net investment hedge of financing investments in foreign operations for an equal amount. During 2022 a total gain of EUR 1.1 million was recognized in the income statement as ineffectiveness on net investment hedges, arising from counterparty and own credit risk.

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

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As of December 31, 2023, Philips had outstanding debt of EUR 7,689 million (2022: EUR 8,201 million), which constitutes an inherent interest rate risk with potential negative impact on financial results. As of December 31, 2023, Philips held EUR 1,869 million in cash and cash equivalents (2022: EUR 1,172 million), and had total long-term debt of EUR 7,035 million (2022: EUR 7,270 million) and total short-term debt of EUR 654 million (2022: EUR 931 million). As of December 31, 2023, Philips had a ratio of fixed-rate long-term debt to total outstanding debt of approximately 89% compared to 80% one year earlier. Philips debt has a long maturity profile with an average tenor of long-term debt of 6.0 years with maturities up to 2042.

The following table provides the impact of a 1% increase/decrease of interest rates on the fair value of the debt and the annualized net interest expenses.

Philips Group

Net debt1) and interest rate sensitivity

in millions of EUR

	2022	2023
Impact 1% interest increase on the fair value of the fixed-rate long-term debt2)3)	(274)	(283)
Impact 1% interest decrease on the fair value of the fixed-rate long-term debt2)3)	274	284
Impact 1% interest increase on the annualized net interest expense4)	4	15
1)The definition of this non-IFRS measure and a reconciliation to the IFRS measure is included in Equity2)The sensitivity analysis conducted shows that if long-term interest rates were to increase/decrease instantaneously by 1% from their level of December 31, 2023, with all other variables (including foreign exchange rates) held constant.3)Fixed-rate long-term debt is excluding forward contracts.4)The impact is based on the outstanding net floating-rate position as of December 31, 2023.

Equity price risk

Equity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in equity prices.

Philips is a shareholder in some publicly listed companies and as a result is exposed to potential financial loss through movements in their share prices. The aggregate equity price exposure in such financial assets amounted to approximately EUR 14 million as of December 31, 2023 (2022: EUR 32 million). Philips does not hold derivatives in the above-mentioned listed companies. Philips also has shareholdings in several privately-owned companies amounting to EUR 219 million, mainly consisting of minority stakes in companies in various industries. As a result, Philips is exposed to potential value adjustments.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices.

Philips is a purchaser of certain base metals, precious metals and energy. Philips may hedge certain commodity price risks using derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity price volatility. As of December 31, 2023 and 2022, respectively, Philips did not have any significant outstanding financial commodity derivatives.

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

The following table shows the number of financial institutions with credit rating A- and above with which Philips has cash at hand and short-term deposits above EUR 10 million as of December 31, 2023.

Philips Group

Credit risk with number of counterparties

for deposits above EUR 10 million

	10-100 million	100-500 million	500 million and above
AAA rated bank counterparties		4
AA- rated bank counterparties	1
A+ rated bank counterparties	2	3
A rated bank counterparties	2	1
A- rated bank counterparties	1
	6	8

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

As of December 31, 2023, the company had country risk exposure of EUR 13.3 billion in the United States, EUR 1.4 billion in the Netherlands, EUR 1.3 billion in China (including Hong Kong). Other countries higher than EUR 500 million are Germany EUR 786 million, United Kingdom EUR 731 million, and Japan EUR 614 million. Other countries with significant exposure are Singapore EUR 202 million and Israel EUR 214 million. The degree of risk of a country is taken into account when new investments are considered. The company does not, however, use financial derivative instruments to hedge country risk.

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

For all policies, deductibles are in place, which vary from EUR 0 million to EUR 10 million per occurrence and this variance is designed to differentiate between the existing risk categories within Philips. Above a first layer of working deductibles, Philips operates its own re-insurance captive, which during 2023 retained EUR 25 million per claim and EUR 50 million in the annual aggregate for general, product, professional liability, and marine cargo claims and EUR 15 million aggregate for cyber.

New contracts were signed effective December 31, 2023, for the coming year, whereby the re-insurance captive retentions remained the same.

30Subsequent events

Philips Respironics consent decree

On January 29, 2024, Philips announced that it has agreed on the terms of a consent decree with the US Department of Justice (DOJ), representing the US Food and Drug Administration (FDA). The proposed consent decree primarily focuses on Philips Respironics’ business operations in the US. The proposed consent decree is being finalized and will be submitted to the relevant US court for approval. The decree will provide Philips Respironics with a roadmap of defined actions, milestones, and deliverables to demonstrate compliance with regulatory requirements and to restore the business.

  In the US, Philips Respironics will continue to service sleep and respiratory care devices already with healthcare providers and patients, and supply accessories (including patient interfaces), consumables (including patient circuits), and replacement parts (including repair kits). Until the relevant requirements of the proposed consent decree are met, Philips Respironics will not sell new CPAP or BiPAP sleep therapy devices or other respiratory care devices in the US.
  Outside the US, Philips Respironics will continue to provide new sleep and respiratory care devices, accessories (including patient interfaces), consumables (including patient circuits), replacement parts (including repair kits) and services, subject to certain requirements.

As a consequence of addressing this proposed consent decree, which is a multi-year plan, Philips recorded charges of EUR 363 million in December 2023 that relate to remediation activities, inventory write-downs and onerous contract provisions. Refer to Provisions.

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
  Adjusted EBITDA;
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

Comparable sales growth

Comparable sales growth represents the period-on-period growth in sales excluding the effects of currency movements and changes in consolidation. As indicated in General information to the Consolidated financial statements, foreign currency sales and costs are translated into Philips’ presentation currency, the euro, at the exchange rates prevailing at the respective transaction dates. As a result of significant foreign currency sales and currency movements during the periods presented, the effects of translating foreign currency sales amounts into euros could have a material impact on the comparability of sales between periods. Therefore, these impacts are excluded when presenting comparable sales in euros by translating the foreign currency sales of the previous period and the current period into euros at the same average exchange rates. In addition, the years presented were affected by a number of acquisitions and divestments, as a result of which various activities were consolidated or deconsolidated. The effect of consolidation changes has also been excluded in arriving at the comparable sales. For the purpose of calculating comparable sales, when a previously consolidated entity is sold or control is lost, relevant sales of that entity for the corresponding prior year period are excluded. Similarly, when an entity is acquired and consolidated, relevant sales of that entity for the current year period are excluded.

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

Philips Group

Sales growth composition by segment

in %

	nominal growth	consolidation changes	currency effects	comparable growth
2023 versus 2022
Diagnosis & Treatment	6.4	0.2	4.5	11.1
Connected Care	(2.5)	0.3	3.3	1.1
Personal Health	(0.7)	0.0	3.9	3.2
Philips Group	1.9	0.2	3.9	6.0
2022 versus 2021
Diagnosis & Treatment	5.9	0.0	(6.7)	(0.8)
Connected Care	(1.9)	0.0	(7.2)	(9.1)
Personal Health	5.7	0.0	(5.7)	0.1
Philips Group	3.9	(0.3)	(6.4)	(2.8)
2021 versus 2020
Diagnosis & Treatment	5.9	(0.1)	2.5	8.3
Connected Care	(14.9)	(6.3)	2.2	(19.0)
Personal Health	7.2	0.0	1.6	8.8
Philips Group	(0.9)	(2.5)	2.3	(1.2)

Philips Group

Sales growth composition by geographic area

in %

	nominal growth	consolidation changes	currency effects	comparable growth
2023 versus 2022
Western Europe	6.0	0.3	0.3	6.6
North America	(0.3)	0.2	2.7	2.5
Other mature geographies	(1.0)	0.1	8.2	7.3
Mature geographies	1.4	0.2	2.7	4.2
Growth geographies	3.4	0.2	6.9	10.5
Philips Group	1.9	0.2	3.9	6.0
2022 versus 2021
Western Europe	(1.2)	(1.3)	(0.4)	(2.8)
North America	11.9	0.2	(12.4)	(0.3)
Other mature geographies	(3.0)	0.0	2.5	(0.5)
Mature geographies	5.9	(0.3)	(6.7)	(1.1)
Growth geographies	(0.8)	(0.1)	(5.9)	(6.9)
Philips Group	3.9	(0.3)	(6.4)	(2.8)
2021 versus 2020
Western Europe	(1.5)	(1.3)	(0.4)	(3.2)
North America	(1.5)	(5.5)	3.6	(3.4)
Other mature geographies	(3.2)	(0.1)	3.6	0.3
Mature geographies	(1.8)	(3.5)	2.4	(2.8)
Growth geographies	1.2	(0.3)	2.1	3.0
Philips Group	(0.9)	(2.5)	2.3	(1.2)

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

EBITA excludes amortization and impairment of acquired intangible assets and impairment of goodwill, which primarily relates to brand names, customer relationships and technology, as Philips believes that such amounts are inconsistent in amount and frequency, are significantly impacted by the timing and/or size of acquisitions and do not factor into its decisions on allocation of its resources across segments. Although we exclude amortization and impairment of acquired intangible assets from the Adjusted EBITA measure, Philips believes that it is important for investors to understand that these acquired intangible assets contribute to revenue generation.

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

Philips Group

Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2023
Net Income	(463)
Discontinued operations, net of income taxes	10
Income taxes	(73)
Investments in associates, net of income taxes	98
Financial expenses	376
Financial income	(63)
Income from operations	(115)	720	(1,199)	552	(188)
Amortization and impairment of acquired intangible assets	290	89	178	14	9
Impairment of goodwill	8	8	-
EBITA	183	816	(1,020)	567	(179)
Restructuring and acquisition-related charges	381	118	115	9	140
Other items:	1,358	92	1,275	22	(32)
Respironics litigation provision	575		575
Respironics field-action connected to the proposed consent decree	363		363
Respironics field-action running remediation costs	224		224
Quality remediation actions	175	81	94
Provision for a legal matter	31		31
Investment re-measurement loss	23			23
Gain on divestment of business	(35)				(35)
Remaining items	2	11	(12)	(1)	3
Adjusted EBITA	1,921	1,026	369	597	(71)
Depreciation, amortization and impairment of fixed assets and other intangible assets	971	217	267	101	385
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(47)	(4)	(14)		(30)
Adjusted EBITDA	2,845	1,239	623	698	284

Philips Group

Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2022
Net Income	(1,605)
Discontinued operations, net of income taxes	(13)
Income taxes	(113)
Investments in associates, net of income taxes	2
Financial expenses	258
Financial income	(58)
Income from operations	(1,529)	538	(2,347)	515	(235)
Amortization and impairment of acquired intangible assets	363	115	226	15	8
Impairment of goodwill	1,357		1,357
EBITA	192	652	(764)	531	(227)
Restructuring and acquisition-related charges	202	3	125	11	62
Other items:	925	133	750	(4)	46
Respironics field-action connected to the proposed consent decree	250		250
Respironics field-action running remediation costs	210		210
R&D project impairments	134	73	59	3
Portfolio realignment charges	109		109
Impairments of assets in S&RC	39		39
Provision for public investigations tender irregularities	60	60
Quality remediation actions	59		59
Remaining items	63	-	24	(6)	46
Adjusted EBITA	1,318	788	111	538	(119)
Depreciation, amortization and impairment of fixed assets and other intangible assets	1,239	302	420	117	400
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(252)	(83)	(136)	(3)	(30)
Adjusted EBITDA	2,305	1,008	394	652	250

Philips Group

Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2021
Net Income	3,323
Discontinued operations, net of income taxes	(2,711)
Income taxes	(103)
Investments in associates, net of income taxes	4
Financial expenses	188
Financial income	(149)
Income from operations	553	948	(716)	576	(255)
Amortization and impairment of acquired intangible assets	322	142	158	15	6
Impairment of goodwill	15	2	13
EBITA	890	1,092	(545)	591	(248)
Restructuring and acquisition-related charges	95	(30)	130	(1)	(5)
Other items:	1,069	(35)	968	-	136
Respironics field-action connected to the proposed consent decree	719		719
Respironics field-action running remediation costs	94		94
Quality remediation actions	94		94
Loss on divestment of business	76				76
Remaining items	87	(35)	61	-	61
Adjusted EBITA	2,054	1,028	553	590	(117)
Depreciation, amortization and impairment of fixed assets and other intangible assets	1,001	221	314	116	351
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(70)	(4)	(68)	-	2
Adjusted EBITDA	2,985	1,245	799	706	235

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

Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)

Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted is calculated by dividing the Adjusted income from continuing operations attributable to shareholders by the diluted weighted average number of shares (after deduction of treasury shares) outstanding during the period, as defined in General information to the Consolidated financial statements, earnings per share section.

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

	2021	2022	2023
Net income	3,323	(1,605)	(463)
Discontinued operations, net of income taxes	(2,711)	(13)	10
Income from continuing operations	612	(1,618)	(454)
Income from continuing operations attributable to non-controlling interests	(4)	(3)	(2)
Income from continuing operations attributable to shareholders1)	608	(1,622)	(456)
Adjustments for:
Amortization and impairment of acquired intangible assets	322	363	290
Impairment of goodwill	15	1,357	8
Restructuring costs and acquisition-related charges	95	202	381
Other items:	1,069	925	1,358
Respironics litigation provision			575
Respironics field-action connected to the proposed consent decree	719	250	363
Respironics field-action running remediation costs	94	210	224
Quality remediation actions	94	59	175
R&D project impairments		134
Portfolio realignment charges		109
Impairment of assets in S&RC		39
Provision for public investigations tender irregularities		60
Provision for a legal matter			31
Investment re-measurement loss			23
Loss (gain) on divestment of business	76		(35)
Remaining items	87	63	2
Net finance income/expenses	(84)	(4)	18
Tax impact of adjusted items and tax only adjusting items	(527)	(376)	(450)
Adjusted Income from continuing operations attributable to shareholders1)	1,497	845	1,148
Earnings per common share:
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	0.64	(1.76)	(0.50)
Adjusted income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	1.58	0.92	1.25
1)Shareholders refers to shareholders of Koninklijke Philips N.V.

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

Philips Group

Composition of free cash flow

in millions of EUR

	2021	2022	2023
Net cash flows provided by operating activities	1,629	(173)	2,136
Net capital expenditures:	(729)	(788)	(554)
Purchase of intangible assets	(107)	(105)	(96)
Expenditures on development assets	(259)	(257)	(203)
Capital expenditures on property, plant and equipment	(397)	(444)	(345)
Proceeds from disposals of property, plant and equipment	33	18	90
Free cash flow	900	(961)	1,582

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

	2021	2022	2023
Long-term debt	6,473	7,270	7,035
Short-term debt	506	931	654
Total debt	6,980	8,201	7,689
Cash and cash equivalents	2,303	1,172	1,869
Net debt	4,676	7,028	5,820
Shareholders' equity	14,438	13,249	12,028
Non-controlling interests	36	34	33
Group equity	14,475	13,283	12,061
Net debt : group equity ratio	24:76	35:65	33:67

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

	2021	2022	2023
Income from operations	553	(1,529)	(115)
Total assets	30,961	30,688	29,406
Return on total assets (%)	1.8%	(5.0)%	(0.4)%

The reconciliation of Average Net operating capital and the reconciliation of Net income to Organic ROIC for the years ended December 31, 2020, 2021 and 2022 are included in the following tables.

Philips Group

Reconciliation of Average Net operating capital1)

in millions of EUR

	2021	2022	2023
Tangible fixed assets	2,716	2,715	2,553
Intangible assets (including goodwill)	13,454	14,684	13,475
Inventories	3,248	3,999	3,984
Receivable balances2)	4,648	5,043	4,981
Payable balances3)	(6,627)	(7,129)	(6,810)
Provisions4)	(2,178)	(2,313)	(2,420)
Group Average Net operating capital	15,261	16,999	15,763
Net operating capital of businesses acquired	(5,511)	(5,739)	(4,081)
Average Net operating capital	9,750	11,260	11,681
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

	2021	2022	2023
Net Income	3,323	(1,605)	(463)
Discontinued operations, net of income taxes	(2,711)	(13)	10
Income taxes	(103)	(113)	(73)
Investments in associates, net of income taxes	4	2	98
Financial expenses	188	258	350
Financial income	(149)	(58)	(36)
Income from operations	553	(1,529)	(115)
Loss from operations of businesses acquired	124	178	253
Tax gains and losses	(197)	(169)	(140)
Goodwill impairment	15	1,357	8
Other items:	872	802	1,181
Respironics litigation provision			575
Respironics field-action connected to the proposed consent decree	719	250	363
Respironics field-action running remediation costs	94	210	224
R&D project impairments		134
Portfolio realignment charges		109
Impairment of assets in S&RC		39
Provision for specified legal matters	(17)	60	31
Investment re-measurement loss			23
Loss (gain) on divestment of business	76		(35)
Income taxes	103	113	73
Tax effects of other adjustments	(33)	(45)	(56)
Organic return	1,437	707	1,204
Average Net operating capital	9,750	11,260	11,681
Organic ROIC (%)	14.7%	6.3%	10.3%
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

Philips Group

Other Key Performance Indicators

	2021	2022	2023
Lives improved, in billions	1.67	1.81	1.88
Operational carbon footprint, in kilotonnes CO2-equivalent	519	438	418
Circular revenue	16.0%	18.1%	20.0%
Waste to landfill	0.1%	0.0%	0.0%
Closing the Loop	34.0%	35.3%	20.5%
Comparable order intake	4%	(3)%	(5)%

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

Circular Revenues
Circular Revenues are revenues from Philips products, services and solutions that contribute to circular practices. Propositions that qualify for circular revenues must comply with the requirements for at least one of the circular revenue categories. These include, among others, products with low weight or containing a minimum threshold of recycled or bio-based plastics, as-a-service models, software running in the cloud, telehealth, upgrades, lifetime extensions, and refurbished equipment or components.

Waste to Landfill
At Philips, as a responsible company, we strive to reduce our environmental impact. We define Waste to Landfill as total waste that is delivered for landfill and exclude one-time-only waste and waste delivered to landfill due to regulatory requirements. We calculate Waste to Landfill in kilotonnes per year. See Sustainable Operations for more information on Waste to Landfill.

Closing the Loop
Closing the loop means we are embedding a policy to responsibly take back all professional medical equipment sold directly to customers as part of a trade-in offer or as a service at customer request. As part of the policy, we will ensure that equipment coming back to us is, where feasible, made available for refurbishment and/or parts recovery, or locally recycled in a certified way to ensure it does not end up in landfill. We monitor the impact of our policies by measuring the amount of equipment that we collect from our customers. We report on this as ‘reclaimed equipment’.

Philips believes that the five other key performance indicators described above (Lives Improved, Operational Carbon Footprint, Circular Revenues, Waste to Landfill and Closing the Loop) provide important information to investors and are important to understanding the long-term performance and prospects of the business. In addition, these other key performance indicators are also used for management compensation purposes. Members of the Board of Management are eligible for grants of performance shares under the Long-Term Incentive (LTI) Plan, and the vesting of the performance shares is subject to performance over a period of 3 years and based on certain criteria, including a 10% weighting for Sustainability Objectives, which Philips defines as the five other key performance indicators described above: Lives Improved, Carbon Footprint, Circular Revenues, Waste to Landfill and Closing the Loop. Philips believes that including these other key performance indicators in our remuneration policy encourages management to act responsibly and sustainably, supporting the company’s overall performance and enhancing the long-term value of the company. See Remuneration of the Board of Management in 2023 for more information on the Philips’ Long-Term Incentive (LTI) Plan.

Philips currently intends to propose a 2024 Remuneration Policy for the Board of Management which would, among other things, provide for the vesting of performance shares subject to performance over a period of 3 years and based on certain criteria, including a 20% weighting for Sustainability Objectives, which would be defined under that plan as: Lives Improved, Carbon Footprint, Circular Revenues and Employee Engagement Score. The 2024 Remuneration Policy is subject to the approval of Philips shareholders at the 2024 AGM. See Remuneration of the Board of Management in 2023, starting on page 115 for more information on the Philips’ Long-Term Incentive (LTI) Plans under the 2020 Remuneration Policy and the currently proposed 2024 Remuneration Policy.

Comparable order intake
Comparable order intake represents the period-on-period growth, expressed as a percentage, in order intake excluding the effects of currency movements and changes in consolidation. Comparable order intake is reported for equipment and software in the Diagnoses & Treatment and Connected Care segments, and is defined as the total contractually committed value of equipment and software to be delivered within a specified timeframe, and is an approximation of expected future revenue growth in the respective businesses. Comparable order intake does not derive from the financial statements and a quantitative reconciliation is thus not provided. In 2023, comparable order book was tracked for businesses that represented approximately 40% of 2023 sales.

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

14.3Taxation

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

Relief at source is available to certain qualifying corporate holders of common shares if such common shares are attributable to a business carried out in the Netherlands, provided that such holder demonstrates that it is the beneficial owner of the dividend. Relief at source is available for dividend distributions to certain qualifying corporate holders of common shares resident in EU/EEA member states, and to certain qualifying corporate holders of common shares resident in non-EU/EEA states with which the Netherlands has concluded a tax treaty that includes a dividend article, provided that such holder demonstrates that it is the beneficial owner of the dividend unless such holder holds the common shares of the company with the primary aim or one of the primary aims to avoid the levy of Dutch dividend withholding tax from another person and the shareholding is put in place without valid commercial reasons that reflect economic reality.

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

Pursuant to Dutch anti-dividend stripping legislation, a holder of common shares who is the recipient of dividends will in any case not be considered the beneficial owner of the dividends if (i) as a consequence of a combination of transactions, a person other than the recipient benefits, in full or in part, directly or indirectly, from the dividends; (ii) whereby such other person retains, directly or indirectly, an interest similar to that in the common shares on which the dividends were paid; and (iii) that other person is entitled to a credit, reduction or refund of dividend withholding tax that is less than that of the recipient.

Dividends paid to qualifying exempt US pension trusts and qualifying exempt US organizations are, under certain conditions, exempt from Dutch withholding tax under the US Tax Treaty. Qualifying exempt US pension trusts normally remain subject to withholding at the rate of 15% and are required to file for a refund of the tax withheld. Only if certain conditions are fulfilled, such pension trusts may be eligible for relief at source upon payment of the dividend. However, for qualifying exempt US organizations no relief at source upon payment of the dividend is currently available; such exempt US organizations should apply for a refund of the 15% withholding tax withheld. Further, under certain circumstances, certain exempt organizations (e.g. pension funds) may be eligible for a refund of Dutch withholding tax upon their request pursuant to Dutch tax law. From 1 January 2024 onwards, , provided certain conditions are met, such (US) organizations may be eligible for relief at source upon request.

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

From 1 January 2024 onwards, in addition to Dutch dividend withholding tax, Dutch conditional withholding tax may apply at a statutory rate of 25.8% on dividends and other (deemed) distributions to certain affiliated (gelieerde) entities of the company for the purpose of the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021).

The Dutch conditional withholding tax only applies on dividends and other (deemed) distributions to entities that are resident (gevestigd), or have a permanent establishment to which the dividend or distribution is attributable, in a jurisdiction that is listed in the Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden), and in certain deemed abusive situations.

An entity is generally affiliated within the meaning of the Dutch Withholding Tax Act 2021 if there is a controlling relationship between such entity and the distributing company.

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

A US holder is defined as a beneficial owner of common shares that is, for United States federal income tax purposes:

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

Subject to certain limitations (including, but not limited to, those described in this paragraph), the Dutch tax withheld in accordance with the US Tax Treaty and paid over to the Netherlands will be creditable or deductible against a US holder’s United States federal income tax liability. However, the Dutch withholding tax may not be creditable or deductible to the extent that we reduce (as described above under “Dutch taxation - Dividend withholding tax”) the amount of withholding tax paid over to the Netherlands by crediting taxes withheld from certain dividends received by us. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent reduction or refund of the tax withheld is available under Dutch law, or under the US Tax Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against United States federal income tax liability. Dividends will generally be income from sources outside the United States, and will generally be “passive” income for purposes of computing the foreign tax credit allowable to the holder. In addition, to the extent an amount of Dutch tax withheld is contingent on the availability of a credit against the amount of income tax owed to another country, that amount of Dutch tax withheld will not be eligible for a credit against the US holder’s United States federal income tax liability.

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

14.4Investor information

14.4.1Share information

Philips Group

Share information at year-end 2023

Share listings	Euronext Amsterdam, New York Stock Exchange
Ticker code	PHIA, PHG
No. of shares issued	914 million
No. of shares issued and outstanding	906 million
Market capitalization	EUR 19 billion
Industry classification
MSCI: Health Care Equipment	35101010
ICB: Medical Equipment	4535
Members of indices	AEX, NYSE, STOXX Europe 600 Healthcare, MSCI Europe Health Care

The following information is based on a shareholder base analysis carried out for investor relations purposes by an independent provider in December 2023.

Philips Group

Shareholders by region at year-end1)

2023
United States	40%
Netherlands	16%
United Kingdom	14%
Switzerland	4%
Rest of Europe	9%
Retail and Other2)	16%
1)Approximate split based on shareholders identified.2)No geography identified for Retail and Other.

Philips Group

Shareholders by style at year-end1)

2023
Value	49%
Index	14%
Growth	11%
GARP	11%
Retail	9%
Other	6%
Hedge Fund	1%
1)Approximate split based on shareholders identified.

14.4.2Financial calendar

Financial calendar

Annual General Meeting of Shareholders
Record date 2024 AGM	April 9, 2024
2024 AGM	May 7, 2024
Quarterly reports1)
First quarter results 2024	April 29, 2024
Second quarter results 2024	July 29, 2024
Third quarter results 2024	October 28, 2024
Fourth quarter results 2024	February 3, 2025
1)Subject to updates of the financial calendar as published on the company's website

2024 Annual General Meeting of Shareholders

The Agenda and the explanatory notes to the Agenda for the Annual General Meeting of Shareholders on May 7, 2024, will be published on the company’s website.

For the 2024 Annual General Meeting of Shareholders, a record date of April 9, 2024 will apply. Those persons who, on that date, hold shares in the company, and are registered as such in one of the registers designated by the Board of Management for the Annual General Meeting of Shareholders, will be entitled to participate in, and vote at, the meeting.

14.4.3Investor contact

Shareholder services

Shareholders and other interested parties can make inquiries about the Annual Report 2023 to:

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
Telephone: +31-20-628-6070

E-mail: corporate.broking@nl.abnamro.com

Holders of New York Registry shares

Communications concerning share transfers, share certificates, dividends and change of address should be directed to:

Deutsche Bank Trust Company Americas
C/O Equiniti Trust Company LLC
Peck Slip Station, PO Box 2050, New York NY 10272-2050
Telephone (toll-free US): +1-866-706-8374
Telephone (outside of US): +1-718-921-8137
Website: www.equiniti.com
E-mail: adr@equiniti.com

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

Deutsche Bank Trust Company Americas
C/O Equiniti Trust Company LLC
PO Box 10027, Newark NJ 07101
Telephone (toll free US): +1-866-706-8374
Telephone (outside of US): +1-718-921-8137
Website: www.equiniti.com
E-mail: adr@equiniti.com

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

Dorin Danu
Investor Relations Director
Telephone: +31-20-59 77055

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

The Agent has reimbursed EUR 207,056 directly to Philips in the year ended December 31, 2023. The Agent paid a total amount of EUR 161,606 directly to third parties in the year ended December 31, 2023.

Category of Expense paid directly to third parties

in EUR

amount in the year ended December 31, 2023
Reimbursement of Proxy Process Expenses	57,271
Reimbursement of DTC lists	325
NYSE Listing Fee	104,009
Expense paid directly to third parties	161,606

Under certain circumstances, including removal of the Agent or termination of the Program by Philips, Philips is required to repay the Agent certain amounts reimbursed and/or expenses paid to or on behalf of Philips.

14.5Definitions and abbreviations

Actionable

In the context of the Respironics recall, actionable registrations are those that contain the necessary information needed to complete the remediation and are not awaiting further information, including from patient registrants.

Artificial Intelligence (AI)

Philips embraces the following formal definition of AI (source: European Commission High-Level Expert Group definition AI): Artificial intelligence (AI) systems are software (and possibly also hardware) systems designed by humans that, given a complex goal, act in the physical or digital dimension by perceiving their environment through data acquisition, interpreting the collected structured or unstructured data, reasoning on the knowledge, or processing the information, derived from this data and deciding the best action(s) to take to achieve the given goal.

AI systems can either use symbolic rules or learn a numeric model, and they can also adapt their behavior by analyzing how the environment is affected by their previous actions.

As a scientific discipline, AI includes several approaches and techniques, such as machine learning (of which deep learning and reinforcement learning are specific examples), machine reasoning (which includes planning, scheduling, knowledge representation and reasoning, search, and optimization), and robotics (which includes control, perception, sensors and actuators, as well as the integration of all other techniques into cyber-physical systems).

See also Philips AI Principles.

Brominated flame retardants (BFR)

Brominated flame retardants are a group of chemicals that have an inhibitory effect on the ignition of combustible organic materials. Of the commercialized chemical flame retardants, the brominated variety are most widely used.

Business/Business unit

In the Philips Operating Model, our three operating segments are made up of six businesses, which are in turn comprised of 18 business units. See also the entry under Segment.

CO2-equivalent

CO2-equivalent or carbon dioxide equivalent is a quantity that describes, for a given mixture and amount of greenhouse gas, the amount of CO2 that would have the same global warming potential (GWP), when measured over a specified timescale (generally 100 years).

Circular economy

A circular economy aims to decouple economic growth from the consumption of natural resources by optimizing their use, eliminating waste and pollution, and circulating products and materials for as long as possible, while giving natural systems the opportunity to regenerate themselves.

Circular Materials Management

Circular Materials Management is a KPI for promoting an increase in the proportion of waste treated using waste management hierarchy levels that are circular: prevention, re-use, and recycling. Circular Materials Management % is the proportion of materials managed circularly in comparison to the total used materials baseline. The total used materials baseline is the total of both circular and linear waste, excluding linear disposal of waste that is required by law. Circular Materials Management includes recycling, re-use, prevention and other recovery (e.g. repurposing). It excludes all linear disposal, which is classified as waste to energy, incineration and landfill.

Circular Revenues

Circular Revenues are revenues from Philips products, services and solutions that contribute to circular practices. Propositions that qualify for circular revenues must comply with the requirements for at least one of the circular revenue categories. These include, among others, products with low weight or containing a minimum threshold of recycled or bio-based plastics, as-a-service models, software running in the cloud, telehealth, upgrades, lifetime extensions, and refurbished equipment.

Closing the Loop / reclaimed equipment

Closing the loop means we are embedding a policy to responsibly take back all professional medical equipment sold directly to customers as part of a trade-in offer or as a service at customer request. As part of the policy, we will ensure that equipment coming back to us is, where feasible, made available for refurbishment and/or parts recovery, or locally recycled in a certified way to ensure it does not end up in landfill. We monitor the impact of our policies by measuring the amount of equipment that we collect from our customers. We report on this as ‘reclaimed equipment’.

Dividend yield

The dividend yield is the annual dividend payment divided by Philips’ market capitalization. All references to dividend yield are as of December 31 of the previous year.

EcoHeroes

Philips’ ‘EcoHeroes’ concept aims to drive innovation beyond our EcoDesign requirements, delivering solutions that are demonstrably setting the pace in terms of environmental impact. An EcoHero product meets all EcoDesign requirements applicable to new product introductions and outperforms in at least one of the focal areas of EcoDesign (Energy, Packaging, Substances and Circularity).

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

Functions

In the Philips Operating Model, Philips' businesses are supported by lean Functions. The Functions deliver cost-effective services, ensure legal & regulatory requirements are deployed, and propose Enterprise policies, standards, guidance and infrastructure, as well as providing functional capabilities and expertise (e.g. via Centers of Excellence).

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

Green/EcoDesigned Innovation

Green/EcoDesigned Innovation comprises all R&D activities directly contributing to the intended development of Green/EcoDesigned Products.

Green/EcoDesigned Products

A Green/EcoDesigned Product must comply with all applicable legal requirements, Philips policies, and all stated EcoDesigned Product requirements in our four focal areas: Energy, Substances, Circularity and Packaging. The aim is to improve the energy efficiency of our products, use less resources and more recycled content, avoid the use of hazardous substances, design for circularity, and make our packaging easier to recycle and re-use.

Green/EcoDesigned Revenues

Green/EcoDesigned Revenues are generated through products that meet the Green/EcoDesigned Products definition.

Growth geographies

Growth geographies consists of the grouping 'Growth', which comprises the developing geographies Asia Pacific (excluding Japan, South Korea, Australia and New Zealand), Latin America, Central & Eastern Europe, Middle East & Turkey (excluding Israel) and Africa.

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

Mature geographies

Mature geographies are the highly developed markets constituting three geographic areas: Western Europe, North America, and Other mature (including Japan, South Korea, Israel, Australia and New Zealand).

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

REACH

Registration, Evaluation, Authorization and Restriction of Chemicals (REACH;Regulation (EC) No 1907/2006) is a European Union regulation that addresses the production and use (e.g. in products) of chemical substances, and their potential impact on both human health and the environment. This regulation is covered in the Philips Regulated Substances List.

Regulated Substance List

Philips Regulated Substances List (RSL) combines legal, industry, and voluntary Philips requirements regarding chemical substances used in Philips products and their packaging, either on a homogenous material level or present in the product as such. The RSL contains restricted and declarable substances.

Respironics recall

The voluntary recall notification in the United States and field safety notice outside the United States for certain sleep and respiratory care products initiated by Philips Respironics in 2021.

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

Restriction on Hazardous Substances (RoHS)

The RoHS Directive prohibits all new electrical and electronic equipment placed on the market in the European Economic Area from containing lead, mercury, cadmium, hexavalent chromium, poly-brominated biphenyls (PBB) or polybrominated diphenyl ethers (PBDE)and four phthalates (DEHP, DBP, BBP and DiHP), except in certain specific applications, in concentrations greater than the values decided by the European Commission. These values have been established as 0.01% by weight per homogeneous material for cadmium and 0.1% for the other nine substances. This regulation is covered in the Philips Regulated Substances List.

Segment

The Philips Operating Model identifies three operating segments – Diagnosis & Treatment, Connected Care and Personal Care – comprised of six businesses and 18 business units, as well as segment Other. Other includes Innovation & Strategy, IP Royalties, Central Costs, and other small items. See also the entry under Business/Business unit.

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

Sustainable Innovation

Sustainable Innovation is the Research & Development spend related to the development of new generations of products and solutions that address the United Nations Sustainable Development Goals 3 (Ensure healthy lives and promote well-being for all at all ages) or 12 (Ensure sustainable consumption and production patterns). This includes all Diagnosis & Treatment and Connected Care innovation spend. In addition, innovation spend that contributes to Green Products and healthy living at Personal Health is included. Finally, innovation spend at Other that addresses the SDGs 3 and 12 is included.

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
Exhibit 2 (a)

Description of securities registered under Section 12 of the Exchange Act

(Incorporated by reference to Exhibit 2 to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the Securities and Exchange Commission on February 25, 2020)

Exhibit 2 (b)

Amended and Restated Trust Deed Related to a €10,000,000,000 Euro Medium Term Note Programme between the company and Citicorp Trustee Company Limited (as Trustee), dated March 8, 2022

Philips agrees to furnish copies of any or all other instruments under which the long-term debt securities of Philips or its subsidiaries are authorized to the Securities and Exchange Commission upon request.

Exhibit 4	Material Contracts.
Exhibit 4 (a)

Services contract between the company and R.W.O. Jakobs (Incorporated by reference to Exhibit 4 (a) to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the Securities and Exchange Commission on February 21, 2023)

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

Exhibit 4 (e)	Services contract between the company and F.A. van Houten (Incorporated by reference to Exhibit 4 (a) to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the Securities and Exchange Commission on February 25, 2020)
Exhibit 4 (f)	Relationship Agreement between the company and Exor N.V.
Exhibit 8	List of Subsidiaries.
Exhibit 12 (a)	Certification of R.W.O. Jakobs filed pursuant to 17 CFR 240. 13a-14(a).
Exhibit 12 (b)	Certification of A. Bhattacharya filed pursuant to 17 CFR 240. 13a-14(a).
Exhibit 13 (a)	Certification of R.W.O. Jakobs furnished pursuant to 17 CFR 240. 13a-14(b).
Exhibit 13 (b)	Certification of A. Bhattacharya furnished pursuant to 17 CFR 240. 13a-14(b).
Exhibit 15 (a)	EY Consent of independent registered public accounting firm.
Exhibit 97	Clawback policy
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: February 20, 2024