Form 20-F
period 2025-12-31
KONINKLIJKE PHILIPS NV
filed 2026-02-19
CIK 313216

1
As filed with the Securities and Exchange Commission on February 19, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________
Form 20-F
_____________________________________
(Mark one)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

2
KONINKLIJKE PHILIPS NV
(Exact name of Registrant as specified in its charter)
ROYAL PHILIPS
(Translation of Registrant's name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Prinses Irenestraat 59, 1077 WV Amsterdam, The Netherlands
(Address of principal executive offices)
Marnix van Ginneken, Chief ESG & Legal Officer
+31 2059 77232, marnix.van.ginneken@philips.com, Prinses Irenestraat 59, 1077 WV Amsterdam, The Netherlands
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

3
None
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Class	Outstanding at December 31, 2025
KONINKLIJKE PHILIPS NV	962,920,132
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

4
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

5

Our management	13
Message from the CEO	14
Members of the Board of Management and Executive Committee	16

Strategy	18
Strategic focus	19
Business	21
Employment	31
Philips Foundation	32

Financial performance	33
Performance summary	34
Results of operations	36
Financial position	41
Cash flow and liquidity	44

Governance	47
Governance	48

Supervisory Board	64
Letter from the Chairman of the Supervisory Board	65
Members of the Supervisory Board	66
Supervisory Board report	68
Remuneration Report 2025	76

6
Introduction
This document contains information required for the Annual Report on
Form 20-F for the year ended December 31, 2025 of Koninklijke Philips
N.V. (the 2025 Form 20-F). Reference is made to the Form 20-F cross reference table herein. Only the following information shall be deemed to be filed with the Securities and Exchange Commission (SEC) for any purpose (i) the information in this document that is referenced in the
Form 20-F cross reference table, (ii) this introduction and the cautionary statement “forward-looking statements” on the next two pages and
(iii) the Exhibits. Any additional information in this document which is not referenced in the Form 20-F cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference, shall not be part of the 2025 Form 20-F and is furnished to the SEC for information only.
References to Philips
References to the Company or company, to Philips or the (Philips)
Group or group, relate to Koninklijke Philips N.V. and its subsidiaries, as the context requires. Royal Philips refers to Koninklijke Philips N.V.
IFRS based information
The audited consolidated financial statements as of December 31, 2025 and 2024, and for each of the years in the three-year period ended
December 31, 2025, included in the 2025 Form 20-F have been
prepared in accordance with International Financial Reporting
Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards
Board (IASB) and the IFRS Interpretations Committee effective 2025 have been endorsed by the EU; consequently, the accounting policies applied by Philips also comply with IFRS Accounting Standards as issued by the IASB. These accounting policies have been applied by group entities.
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
Third-party market share data
Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where full year information regarding 2025 is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of
information. Management's estimates of rankings are based on order intake or sales, depending on the business.
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

7
Forward-looking statements
Pursuant to provisions of the United States Private Securities Litigation
Reform Act of 1995, Philips is providing the following cautionary statement.
This document, including the information referred to in the Form 20-F cross reference table, contains certain forward-looking statements with respect to the financial condition, results of operations and business of
Philips and certain of the plans and objectives of Philips with respect to these items, in particular, among other statements, certain statements in Item 4 “Information on the Company” with regard to management's views and objectives, market trends, market standing, product volumes, business risks, the statements in Item 5 “Operating and financial review and prospects” with regards to trends in results of operations, margins overall, market trends, risk management, exchange rates, the statements in Item 8 “Financial Information” relating to legal proceedings and goodwill and statements in Item 11 “Quantitative and qualitative disclosure about market risks” relating to risk caused by derivative positions, interest rate fluctuations and other financial exposure are forward-looking in nature. Forward-looking statements can be identified generally as those containing words such as
“anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”,
“will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and
developments to differ materially from those expressed or implied by these statements. These factors include but are not limited to: macro-
economic and geopolitical changes including protectionism measures such as enacted and proposed tariffs and retaliatory trade measures in response thereto; Philips’ ability to keep pace with the changing health technology environment; Philips’ ability to gain leadership in artificial intelligence (AI) and health informatics in response to developments in the health technology industry; integration of acquisitions and their delivery on business plans and value creation expectations; ability to meet expectations with respect to ESG-related matters; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; the resilience of our supply chain; challenges in simplifying our organization and our ways of working; attracting and retaining personnel; breach of cybersecurity;
challenges in driving operational excellence and speed in bringing innovations to market; treasury and financing risks; tax risks; reliability of internal controls; compliance with regulations and standards involving quality, product safety, (cyber) security and AI; and
compliance with business conduct rules and regulations including privacy, existing and upcoming ESG disclosure and due diligence requirements. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, reference is made to the information in Risk factors.

8
Form 20-F cross reference table
Only the following information shall be deemed to be filed with the Securities and Exchange Commission for any purpose (i) the information in this document that is referenced in the Form 20-F cross reference table, (ii)
the Introduction and the cautionary statements concerning forward-looking statements of this report on pages 7-8, and (iii) the Exhibits. The content of Philips websites and other websites referenced herein should not be considered to be a part of or incorporated into the 2025 Form 20-F. Any additional information which is not referenced in the Form 20-F cross reference table or the Exhibits themselves shall not be deemed to be so incorporated by reference, shall not be part of the 2025 Form 20-F and is furnished to the Securities and
Exchange Commission for information only.
The table below sets out the location in this document of the information required by SEC Form 20-F. The exact location is included in the column ‘Location in this document’. The page number refers to the starting page of the section for reference only (and is not intended to refer to the starting page of the specific subsection, if applicable).

Item	Form 20-F caption	Location in this document
Part 1
1	Identity of directors, senior management and advisors	Not applicable
2	Offer statistics and expected timetable	Not applicable
3	Key information
	A [Reserved]	Not applicable

	B Capitalization and indebtedness	Not applicable

	C Reason for the offer and use of proceeds	Not applicable

	D Risk factors	Risk factors
Strategic risks
Operational risks
Financial and reporting risks
Compliance risks
Factors impacting performance

Item	Form 20-F caption	Location in this document
4	Information on the Company
	A History and development of the company	Cover
Introduction – Documents on display
Strategy – Strategic focus
Our Business structure
Business – Connected Care segment
Factors impacting performance – Operating model
Results of operations – Discontinued operations
Results of operations – Restructuring, acquisition-related charges and other items
Acquisitions and divestments
Cash flows
Corporate governance
Other Corporate governance
Corporate information
Investor contact – How to reach us
Note 3 – Discontinued operations and assets classified as held for sale
Note 4 – Acquisitions and divestments
Note 5 – Interests in entities
Note 30 – Subsequent events

	B Business Overview	Introduction – Third-party market share data
Strategic focus
Our Business structure
Business – Our business structure; Diagnosis and Treatment segment; Connected Care segment; Personal Health segment; Segment other
Our Regions
Supply chain and procurement
Performance Summary (excluding the information set forth under the subheading "Outlook")
Results of operations – Sales per geographic area
Patient safety, quality and regulatory and the Medical Office
Note 2 – Information by segment and main country

9

Item	Form 20-F caption	Location in this document

	C Organizational structure	Our Business structure
Note 5 – Interests in entities
Index of exhibits - Exhibit 8

	D Property, plant and equipment	Our Business structure – Central costs; Innovation and design
Our Regions – 2025 developments North America; 2025 developments Greater China
Note 2 – Information by segment and main country
Note 3 – Discontinued operations and assets classified as held for sale - Assets classified as held for sale
Note 10 – Property, plant and equipment
Note 19 – Provisions - Environmental provisions
Note 24 – Contingencies - Environmental remediation
4A	Unresolved staff comments	Not applicable
5	Operating and financial review and prospects
	A Operating results	Supply chain and procurement
Performance Summary (excluding the information set forth under the subheading "Outlook")
Factors impacting performance
Results of operations
Results of operations – Restructuring, acquisition-related charges and other items
Acquisitions and divestments
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
Note 24 – Contingencies
Note 29 – Details of treasury and other financial risks - Currency risk
Note 30 – Subsequent events

Item	Form 20-F caption	Location in this document
	B Liquidity and capital resources	Our Regions – 2025 developments North America
Financial position – Debt position
Financial performance – Supply chain resilience
Cash flows
Liquidity position
Cash obligations
Note 17 – Equity
Note 18 – Debt
Note 23 – Cash flow statement supplementary information
Note 29 – Details of treasury and other financial risks

	C Research and development, patents and licenses, etc.	Strategic focus
Business – Innovation & Design; IP Royalties
Business – 2025 developments North America; 2025 developments Greater China
Results of operations – Research and development expenses
Financial performance – Supply chain resilience
Cash flows

	D Trend information	Supply chain and procurement
Performance summary – The year 2025
Factors impacting performance
Reconciliation of non-IFRS information
Other Key Performance Indicators

	E Critical accounting estimates	Not applicable
6	Directors, senior management and employees
	A Directors and senior management	Members of the Board of Management and Executive Committee – Members of the Board of Management
Members of the Supervisory Board
Board of Management and Executive Committee – Appointment and composition
Supervisory Board – Appointment and composition

10

Item	Form 20-F caption	Location in this document
	B Compensation	Remuneration report 2025
Remuneration report 2025 – Letter from the Remuneration Committee Chair
Remuneration report 2025 – Board of management
Note 26 – Share-based compensation
Note 27 – Information on remuneration

	C Board practices	Members of the Supervisory Board
Members of the Board of Management and Executive Committee – Members of the Board of Management
Governance – Annual financial statements and external audit
Supervisory Board report – Supervisory Board Committees
Report of the Audit Committee
Remuneration report 2025 – Letter from the Remuneration Committee Chair, Main elements of the Remuneration Policy; Services agreements
Board of Management and Executive Committee – Appointment and composition
Supervisory Board – Appointment and composition; Supervisory Board committees
Other Corporate governance – Committees of our Supervisory Board

	D Employees	Employment
Note 6 – Income from operations – Employees

	E Share ownership	Remuneration report 2025 – Historical LTI grants and holdings
Remuneration report 2025 – Remuneration of the Board of Management in 2025
Other Board-related matters – Remuneration and share ownership
Further information – Voting rights; Equity compensation plans
Note 26 – Share-based compensation
Note 27 – Information on remuneration - Supervisory Board members’ and Board of Management members’ interest in Philips shares

	F Disclosure of registrant's action to recover erroneously awarded compensation	Not applicable

Item	Form 20-F caption	Location in this document
7	Major shareholders and related party transactions
	A Major shareholders	General Meeting of Shareholders – Share capital; issue and repurchase of (rights to) shares (second and third paragraphs)
Stichting Preferente Aandelen Philips
Major shareholders
Other Corporate governance – Voting Rights (last sentence)

	B Related party transactions	Other Board-related matters – Conflicts of interest; Remuneration and share ownership (fifth paragraph)
Note 5 – Interests in entities
Note 25 – Related-party transactions

	C Interests of experts and counsel	Not applicable
8	Financial information
	A Consolidated statements and other financial information	Dividend – Dividend policy
Group financial statements

	B Significant changes	Note 30 – Subsequent events
9	The offer and listing
	A Offer and listing details	Share information

	B Plan of distribution	Not applicable

	C Markets	Share information

	D Selling shareholders	Not applicable

	E Dilution	Not applicable

	F Expenses of the issue	Not applicable
10	Additional information
	A Share capital	Not applicable

	B Memorandum and articles of association	Board of Management and Executive Committee – Appointment and composition
Supervisory Board – Appointment and composition
Other Board-related matters – Remuneration and share ownership (fifth paragraph); Conflicts of interest

11

Item	Form 20-F caption	Location in this document
General Meeting of Shareholders – Meetings; Main powers of the General Meeting of Shareholders
Stichting Preferente Aandelen Philips
Other Corporate governance – Articles of association
Index of exhibits – Exhibit 1; Exhibit 2

	C Material contracts	Remuneration report 2025 – Letter from the Remuneration Committee Chair (sixth paragraph); Services agreements
Board of Management and Executive Committee - Appointment and composition (third paragraph)
Supervisory Board – Appointment and composition (last paragraph)
Note 24 Contingencies - Product liability claims
Note 25 – Related-party transactions
Note 26 – Share-based compensation
Note 27 – Information on remuneration
Index of exhibits – Exhibit 4(a)
Index of exhibits – Exhibit 4(b)
Index of exhibits – Exhibit 4(c)
Index of exhibits – Exhibit 4(d)
Index of exhibits – Exhibit 4(e)
Index of exhibits – Exhibit 4(f)

	D Exchange controls	Other Corporate governance – Exchange controls
Note 29 – Details of treasury and other financial risks - Liquidity risk

	E Taxation	Taxation

	F Dividends and paying agents	Not applicable

	G Statements by experts	Not applicable

	H Documents on display	Introduction - Documents on display

	I Subsidiary information	Not applicable

	J Annual Report to Security Holders	The Company intends to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

Item	Form 20-F caption	Location in this document
11	Quantitative and qualitative disclosure about market risk
	A Quantitative information about market risk	Forward-looking statements
Note 29 – Details of treasury and other financial risks

	B Qualitative information about market risk	Forward-looking statements
Note 29 – Details of treasury and other financial risks

	C Interim periods	Not applicable

	D Safe harbor	Forward-looking statements
Note 29 – Details of treasury and other financial risks

	E Smaller reporting companies	Not applicable
12	Description of securities other than equity securities
	A Debt securities	Not applicable

	B Warrant and rights	Not applicable

	C Other securities	Not applicable

	D American depository shares	Other Corporate governance – New York Registry Shares
Part 2
13	Defaults, dividend arrearages and delinquencies	Not applicable
14	Material modifications to the rights of security holders and use of proceeds	Not applicable
15	Controls and procedures
	A Disclosure controls and procedures	Disclosure controls and procedures

	B Management's Annual Report on internal control over financial reporting	Management's annual report on internal control over financial reporting
Attestation report of the registered public accounting firm

	C Attestation report of the registered public accounting firm	Attestation report of the registered public accounting firm

12

Item	Form 20-F caption	Location in this document
Independent auditor’s report - PricewaterhouseCoopers Accountants N.V. (PCAOB ID: 1395)

	D Changes in internal control over financial reporting	Changes in internal control over financial reporting
16A	Audit Committee Financial Expert	Supervisory Board - Supervisory Board Committees (fifth paragraph)
16B	Code of Ethics	General Business Principles (GBP) (last paragraph)
16C	Principal Accountant Fees and Services	Report of the Audit Committee
Annual financial statements and external audit
Note 6 – Income from operations - Audit and audit-related fees
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Shareholders’ equity – Share repurchase methods for long-term incentive plans and capital reduction purposes
16F	Change in Registrant’s Certifying Accountant	Annual financial statements and external audit (second paragraph, last sentence)
16G	Corporate Governance	Other Corporate governance – Significant differences in corporate governance practices
16H	Mine Safety Disclosure	Not applicable
16I	Disclosure regarding Foreign Jurisdictions that prevent inspections	Not applicable
16J	Insider Trading Policies	General Business Principles (GBP)
Index of exhibits - Exhibit 11
16K	Cybersecurity	Cybersecurity
Part 3
17	Financial statements	Not applicable
18	Financial statements	Group financial statements
19	Exhibits	Index of exhibits

13
Our management

14
Message from the CEO

“We delivered for those who count on us and strengthened our foundations. Looking ahead, we are energized by our plan to drive profitable growth to deliver sustainable value.”
Roy Jakobs CEO Royal Philips

Dear stakeholder,
In 2025, amid profound global change, we focused on delivering better care for more people to create value with sustainable impact.
When we set out our three-year plan, we were navigating challenging circumstances. Committed to rebuilding our foundations and boosting our innovation power, we went to work with discipline and clarity –
making tough choices and determined to execute consistently. In 2025, the results of this work became increasingly visible.
Looking back on the year, I am proud of what we delivered and grateful for how we did it. We served the patients, customers and consumers who count on us. We strengthened the fundamentals of our company, creating the foundations to drive sustainable growth in the years ahead. I am deeply grateful to my colleagues for their resilience, focus and determination in executing our strategy while living our culture of impact with care.
Throughout the year, we delivered solid progress. We improved order intake and comparable sales growth, reflecting strong
demand for our innovations, while achieving meaningful
operational improvements. We continued to advance patient
safety and quality in a focused, disciplined way.
Despite ongoing global uncertainty and an uneven environment, we stayed focused on what we could control, responding to tariff developments, rigorously managing costs and productivity, and simplifying how we work. These actions drove strong order intake, gross and Adjusted EBITA margin expansion and free cash flow generation throughout the year.
Seeing the results of our plan in action
Reflecting our commitment to patient safety and quality, our number one priority, we continued to strengthen processes, controls and culture. We improved early warning systems and completed major elements of our quality management improvements, and continued to work under the consent decree requirements for Respironics in the US.
In early 2025, the US Food and Drug Administration (FDA) inspected nine global facilities. Observations at three sites resulted in a warning letter in September 2025. Philips is committed to resolving these issues.
Building on our previous Timeouts for Patient Safety and Quality, we introduced Blue Heart Day and the Blue Heart Series for all employees.
These initiatives enhanced our open, meaningful conversations about patient safety, quality, integrity and speaking up.
* Helium-free 3.0T MRI is Work in Progress and not available in the US or any jurisdiction. Its future availability cannot be guaranteed.

15
In 2025, we delivered several world-firsts, underlining our innovation power. Philips unveiled its latest innovations in helium-free 3.0T MRI, which combine breakthroughs in hardware with AI-powered software to improve outcomes for both clinicians and patients*. Verida, the world’s first detector-based spectral CT powered by AI, advances diagnostic precision while improving clinical and operational performance. In acquiring SpectraWAVE, Inc., we doubled down on image-guided therapy and expanded our portfolio in the coronary intervention segment. We also launched new propositions that help shape daily routines in the home – from oral care to baby feeding to personal grooming – and expanded our reach. Our Lumea IPL, launched in the US, brings the world’s number one Intense Pulsed Light hair-
removal brand to more people. We introduced an innovative
monitoring platform designed to help address critical challenges in cardiac care, with a key component being the next-generation
Telemetry Monitor 5500.
Beyond individual innovations, we focused on how we scale impact through collaboration. A landmark example in 2025 was our multi-year partnership with the Ministry of Health in Indonesia, where we are providing nationwide coverage of image-guided therapy systems, expanding access to stroke, cardiac and cancer care for a population of more than 280 million people. Such partnerships reinforce our conviction that sustained transformation in healthcare requires deep collaboration across the ecosystem.
Executing our plan meant strengthening our operational resilience, which allowed us to quickly respond to the impact of tariff
developments. We continued to simplify, reduce complexity and drive productivity. Our teams delivered substantial savings, contributing to improved gross margins and Adjusted EBITA margins. At the same time, we continued our commitment to responsible and sustainable business by advancing our efforts to decarbonize healthcare and operate with transparency across the environmental, social and governance dimensions.
The year was one of ongoing cultural progress, where we nurtured our own workforce, strengthened our leadership team and grew vital capabilities, including deepening our domain expertise. I see a company that is more connected, more open and more focused on impact, with engagement rising from 70% in the first half of 2023 to
79% at the end of 2025. Two moments of pride for our workforce in
2025 were the opening of our new headquarters in Amsterdam, which honored Philips’ legacy while marking the beginning of a new chapter, and the announcement of the expansion of our operation in Reedsville,
Pennsylvania, as part of our USD 150 million investment in US manufacturing capability for our AI-powered health technology.
I thank the patients and consumers who put their trust in us. I am grateful for impactful collaboration with our customers and partners, and I thank our shareholders for their continued support.
Reflecting the progress we have made in executing our plan, reducing risk and strengthening our balance sheet, along with the importance we attach to dividend stability, we propose to maintain the dividend at
EUR 0.85 per share, to be in shares or cash at the option of the shareholder.
Building on our momentum to deliver impact
As we close our three-year plan, we look ahead with confidence. We have launched our plan to drive profitable growth to deliver sustainable value, including our 2026-2028 outlook. We entered this next phase of our strategy having strengthened our core fundamentals, team and culture, resilience and execution agility. Building on this foundation, Philips leverages its scalable platform-based innovation advantage, supported by a large global customer base and a trusted brand across healthcare and self-care. Our 2030 Impact Ambitions support our strategy and purpose by embedding three priorities into our business operations and management: improving people’s health and well-being, reducing impact on the environment, and maintaining strong governance for sustainable long-term value creation.
As I look to 2026, I am confident and energized. We have the right plan, and the right capabilities, culture and team to deliver it. I remain mindful of the uncertainties that continue to shape the world. Yet I am also encouraged by what we have proven over the past three years.
We have momentum. We have a clear direction. And we are united in our ambition to deliver better care for more people.
Roy Jakobs
Chief Executive Officer
*This page reflects the composition of the Board of Management as of December 31, 2025. For a current overview, please refer to our website.

16
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
Management in the fulfillment of its managerial duties.
Please also refer to Board of Management and Executive
Committee within the company's Corporate governance report.

14 members	50% female 50% male

8 nationalities	Average 25+ years leadership experience within healthcare

Members of the Board of Management*

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
Committee as Chief Business Leader of Personal
Health and in early 2020 he started as Chief Business
Leader of Connected Care. As Chief Executive Officer
and Chairman of the Board of Management and the
Executive Committee, he also holds direct
responsibility for Patient Safety and Quality, Medical
Office, and Internal Audit. Prior to his career at
Philips, he held various management positions at
Royal Dutch Shell and RELX.

Charlotte Hanneman
Born 1978, Dutch
Chief Financial Officer
Member of the Board of Management and
the Executive Committee (since October 2024)
Charlotte joined Philips in 2024 and is responsible
for Finance, including Investor Relations, Strategy
and M&A, as well as Real Estate and Security. Prior
to joining Philips, Charlotte served as Controller and
Head of Financial Planning & Analysis at global
medical technology company Stryker. In this role,
she was responsible for external reporting,
enterprise financial planning and analysis, and
business development finance. She also oversaw
indirect procurement and had direct responsibility
for finance teams across Europe, the Middle East and
Africa, Canada, and Latin America. Earlier in her
career, Charlotte held several international finance
leadership roles at Stryker and other multinational
healthcare companies, including Merck, Schering-
Plough and Organon. She has extensive experience
working in the US and has lived in multiple countries
across Asia and Europe.

Marnix van Ginneken
Born 1973, Dutch
Chief ESG & Legal Officer
Member of the Board of Management and the
Executive Committee (since November 2017)
Marnix became a member of the Executive
Committee in 2014 and was appointed a member of
Philips’ Board of Management in 2017. He is
responsible for driving Environmental, Social and
Governance efforts across the company, including
sustainability. Marnix is also responsible for Legal,
Intellectual Property & Standards, Government &
Public Affairs and Communications & Brand. He
became Chair of the Board of the Philips Foundation
in 2024. He has also been a Professor of
International Corporate Governance at the Erasmus
School of Law in Rotterdam since 2011. In 2025,
Marnix was appointed to the Dutch Monitoring
Committee Corporate Governance Code by the
Minister of Economic Affairs. Before joining Philips
in 2007, Marnix worked for Akzo Nobel, and prior to
that he was an attorney in private practice.

* This page reflects the composition of the Executive Committee as of December 31, 2025. For a current overview of the Executive Committee members, please refer to our website.

17

Other members of the Executive Committee*

Willem Appelo
Born 1964, Dutch
Executive Vice President
Chief Operations Officer
Wim joined Philips in 2022, bringing
over 30 years of experience in
technology and the medical device
technology industry, in finance and
supply chain management.

Steve C de Baca
Born 1968, American
Executive Vice President
Chief Patient Safety & Quality
Officer
Steve joined Philips in 2023 and
brings over 30 years of quality and
regulatory affairs experience in the
medical technology industry.

Jeff DiLullo
Born 1969, American
Executive Vice President
Chief Region Leader, Philips
North America
Jeff joined Philips in 2019, drawing
on more than 30 years of leadership
experience in the US Army and the
information technology industry.

Özlem Fidanci
Born 1970, Turkish
Executive Vice President
Chief of International Region
Özlem rejoined in 2025 and has
been with Philips more than 27
years. She has extensive expertise
and proven leadership across
multiple geographies in both the
health systems and personal health
domains.

Deeptha Khanna
Born 1976, Singaporean
Executive Vice President
Chief Business Leader Personal
Health
Deeptha joined Philips in 2020. She
has over 25 years of leadership
experience working across Europe,
the US and Asia on major global
brands and across personal care and
the consumer health industry.

Ling Liu
Born 1974, Chinese
Executive Vice President
Chief Region Leader, Philips
Greater China
Ling joined Philips in 1998 and has
more than 28 years of experience in
leadership roles in Greater China,
the Netherlands and North America.

Bert van Meurs
Born 1961, Dutch
Executive Vice President
Chief Business Leader Diagnosis
and Treatment
Bert joined Philips in 1985 and has
more than 40 years of experience in
the medical imaging interventional
and healthcare business.

Shez Partovi
Born 1967, Canadian
Executive Vice President
Chief Innovation Officer and
Chief Business Leader
Enterprise Informatics
Shez joined Philips in 2021, bringing
over 30 years of clinical
(neuroradiology) and healthcare
informatics experience, including
cloud transformation, machine
learning, and AI.

Heidi Sichien
Born 1974, Belgian
Executive Vice President
Chief People Officer
Heidi joined Philips in 2006 and
brings over 19 years of experience
in leadership roles in HR across
many parts of the company.

Julia Strandberg
Born 1974, American
Executive Vice President
Chief Business Leader
Connected Care
Julia joined Philips in 2023 and has
over 20 years of leadership
experience in the medical
technology industry, especially in
monitoring and North America.

Jie Xue
Born 1973, American and
Chinese
Executive Vice President
Chief Business Leader Diagnosis
and Treatment
Jie joined Philips in 2025 with over
25 years of leadership experience in
the imaging industry, especially in
the US.

18
Strategy

19
Strategic focus
In 2023, Philips set out with a three-year plan –
focused growth, scalable patient- and people-centric
innovation, and reliable execution supported by our
culture of impact with care – to create value with
sustainable impact.
We had strengths to build on, including a large
installed base, a broad network of partnerships across
the globe, and a portfolio of innovations in
hardware, software, AI and services, supporting care
in the hospital and in the home. We have simplified
our operating model, and focused our efforts and
resources on fewer projects offering greater scale
and impact. And we have built real momentum for
the next three years and beyond.
At Philips, our purpose is to improve people’s health and well-being through meaningful innovation. As such, we see huge opportunities to make a difference through innovation, design, and sustainability – partnering with our healthcare customers to increase productivity and deliver better care for more people through our innovation platforms of monitoring, imaging, interventional and healthcare informatics. And, empowering more people to take care of their health and well-being through our personal health propositions.

20
Value with sustainable impact
Philips in 2025 delivered on its three-year plan to drive progressive value creation through a strategy of focused growth, scalable patient-
and people-centric innovation, and reliable execution supported by our culture of impact with care.
Concentrating our resources where we have strong positions – Image
Guided Therapy, Monitoring, Ultrasound, and Personal Health – we
aimed to accelerate growth and expand margins more quickly. We focused on clinical workflows in areas where we have domain
leadership, such as cardiology, and built on our deep strength in the intensive care unit and cath lab.
In the remaining Business Units, we aimed for Adjusted EBITA margin expansion by increasing productivity and scale, and by improving execution. Additionally, we worked to rebuild our position in Sleep &
Respiratory Care after the progress made to resolve the effects of the
Respironics recall.
Accountability for value creation is assigned to the Business Units, supported by lean Functions and Regions following tailored models, all guided by fewer KPIs and more focused targets. To effectively manage the risks associated with the enterprise, we implement balanced responses and monitor their effectiveness. Refer to Risk management and internal control for more information.
Industry-leading innovation
In an increasingly competitive environment, innovation is our strength and will continue to be our core differentiator. We seek to innovate for purpose and impact, addressing pain points across operational and clinical workflows in healthcare, and providing personalized tools that help people take charge of their health and well-being.
This is what it means to innovate in the age of intelligence – where AI enhances human expertise and gives caregivers more time to focus on what matters most, and empowers patients and consumers to live their best lives. We believe that the application of AI can enable our products and solutions to deliver better care for more people by automating administrative and repetitive tasks; augmenting clinical capabilities to deliver insights; and enabling quick, agile responses to data and insights. And to ensure that we use, design, develop and deploy AI in a responsible way, we have AI principles that align our AI vision with our company purpose and priorities. Refer to Risk factors for more information about the risks associated with health informatics and
AI, and to Business for highlights from 2025.
By bringing together expertise across the product life cycle, from research through serviceability, we aim to fulfill customers’ needs and scale to drive maximum impact, while minimizing negative effects on the environment. We believe that acting responsibly toward the planet and society is the best way for us to meet our business goals and create superior, long-term value for Philips’ stakeholders. Refer to Governance for an overview of our commitments, and for information on how we act and perform in the environmental and social dimensions and on the main elements of our governance framework.
Operational excellence
Enabled by a culture of patient- and people-centricity, accountability and impact, effective execution is a key value driver. The components:
•patient safety and quality – our highest priority Read more ▶
•end-to-end supply chain resilience Read more ▶
•a simplified operating model with an agile way of working
Read more ▶
The 5,000th Zenition mobile C-arm system installation is a milestone in expanded access to high-quality, efficient surgical and interventional care.
See more highlights in Image Guided Therapy ▶
Philips unveiled new offerings in radiation therapy (RT), including the advanced Rembra RT and Areta RT CT scanners, which deliver clearer and more consistent images, as well as its latest innovations in helium-free
3.0T MRI. See more highlights in Precision Diagnosis ▶
1Industry rankings are based on internal estimates, as well as publicly available market research and analyst reports per segment (e.g., Euromonitor International Limited). Rankings reflect relative position within each specific industry and are not directly comparable across segments.

21
Business
Our Business structure
Koninklijke Philips N.V. (Royal Philips) is the parent company of the Philips Group. The segments Diagnosis & Treatment, Connected Care and Personal Health are
responsible for the management of their activities worldwide, and are made of six Businesses, which in turn include a number of Business Units. Philips' operating model puts Business Units in the lead and accountable for value creation through their value streams. Additionally, Royal Philips identifies the segment Other, which includes Innovation & Design, IP royalties, Central costs, and other small items.1

Segments

Diagnosis & Treatment	Connected Care	Personal Health

Businesses[1]: •Image Guided Therapy #1 •Precision Diagnosis #1 in cardiovascular ultrasound #3 in diagnostic imaging	Businesses[1]: •Monitoring #1 in hospital and ambulatory •Enterprise Informatics #1 in PACS and interoperability •Sleep & Respiratory Care #2 in sleep therapy devices and masks	The Personal Health Business includes three Business Units[1]: •Personal Care #1 in grooming •Oral Healthcare #2 •Mother and Child Care #2 in infant feeding

Philips Group
Total sales by reportable segment

Diagnosis & Treatment
Connected Care
Personal Health
Other

22
Diagnosis & Treatment segment
The portfolio of innovative AI-enabled solutions supports precision diagnosis and minimally invasive treatment.
Our strategy is to focus on more precise and predictive diagnoses, integrating our intelligent imaging systems with our informatics solutions to optimize workflow efficiency and improve productivity. By expanding access to care, we help healthcare providers reach more people. At the same time, we work to maximize the lifetime value of our products and improve resource efficiency.
We also provide integrated solutions that combine imaging systems and advanced clinical software, as well as diagnostic and therapeutic devices and services. We are driving further innovation to treat new and more complex patient pools, using clinical and economic evidence to foster the adoption of these solutions, and that translates into guidelines and reimbursement.
The Diagnosis & Treatment segment consists of the following
Businesses:
•Precision Diagnosis – This Business offers a range of diagnostic imaging products, solutions and services to address some of our customers’ biggest challenges, from staff shortages and burnout to image quality and workflow, to ultimately delivering better care for their patients.
•Ultrasound Business Unit – imaging solutions that are enabled by proprietary AI software, advanced imaging technology and tele-
ultrasound to offer guidance for cardiac, general imaging,
obstetrics/gynecology, and point-of-care applications.
•Magnetic Resonance Imaging (MRI) Business Unit – BlueSeal
portfolio with helium-free-for-life operations, bundled with AI-
enabled software.
•Computed Tomography (CT) Business Unit – advanced systems and software, including detector-based Spectral CT and systems
equipped with advanced AI capabilities, for diagnosis,
interventional procedures and screening.
•Diagnostic X-ray Business Unit – X-ray and fluoroscopy systems with associated software.
•Image Guided Therapy – This Business includes a portfolio of integrated interventional imaging systems, smart devices, and disease-specific software, as well as services. Building upon our leading-edge Azurion platform, we address a range of interventional clinical segments with high procedural growth rates, such as coronary artery disease, peripheral artery and venous disease, electrophysiology, structural heart disease, neuroradiology, and oncology.
•Image Guided Therapy Systems Business Unit – integrated
interventional X-ray systems (fixed and mobile surgery) and
software solutions, supported by AI, to perform a wide range of routine and complex interventional procedures.
•Image Guided Therapy Devices Business Unit – interventional specialty devices and software to aid in diagnosis, navigation, treatment and confirmation. Complemented by integration with
Image Guided Therapy Systems.
Diagnosis & Treatment
Total sales by Business

2025
Precision Diagnosis [1]	59%
Image Guided Therapy ²	41%
1of which Magnetic Resonance Imaging 35%, Ultrasound 32%, Computed
Tomography 20%, Diagnostic X-ray 9%, other 5%
2of which Image Guided Therapy Systems 68%, Image Guided Therapy Devices
32%
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

Addressing challenges
In 2025, we took steps to strengthen the performance and
impact of our Precision Diagnosis business, including actions aimed at enhancing quality and operations across all Business
Units and stepping up commercial execution to land our latest innovations. We worked on fostering a culture of continuous
improvement and accountability. We also built strong
momentum in our Image Guided Therapy Business, driving
continued growth and reinvesting gains into innovation. We
continued our efforts to, year-on-year, improve productivity;
shorten delivery timelines by reducing variability; and optimize our portfolio. These are enablers to increase resilience and reduce the negative impact of tariff developments.

1Helium-free 3.0T MRI is Work in Progress and not available in the US or any jurisdiction. Its future availability cannot be guaranteed.

23
2025 developments: Diagnosis & Treatment
•Philips unveiled its latest innovations in helium-free 3.0T MRI1, further advancing sustainability and precision in diagnostic imaging.
•With the launch of SmartSpeed Precise with Integrated Dual AI, MR scans can be delivered up to three-times faster with up to 80%
sharper images; plus, the Smart Reading cloud-based AI solutions, in partnership with Cortechs.ai, aim to enable zero-click workflows.
•Philips launched Verida, its flagship spectral CT system, with Spectral
Precise Image technology to offer sharper, more conclusive
diagnostic insights in a single scan.
•In Diagnostic X-Ray, Philips extended the Radiography 7300 C serviceable life to 20 years, helping customers manage costs and support more sustainable use.
•A trio of Ultrasound innovations, engineered to accelerate diagnoses and elevate confidence: Flash Ultrasound System 5100 POC for critical care moments; Transcend Plus, the next-generation EPIQ CVx and
Affiniti CVx cardiovascular systems; and Elevate software for the EPIQ
Elite and Affiniti imaging platforms, with automation designed to assess liver health.
•Philips launched the RADIQAL clinical trial across multiple hospitals.
This study will test the effectiveness of Philips’ new ultra-low dose technology, SmartIQ, in reducing radiation without impacting coronary procedure performance.
•Three-year results from the Philips-sponsored iMODERN study support the use of minimally invasive treatments for acute
myocardial infarctions. Philips enabled both invasive and non-
invasive approaches in the 1,146-patient trial.
•Now available in Europe, the VeriSight Pro 3D ICE catheter offers enhanced procedural guidance without general anesthesia,
supporting efficient, patient-friendly care for structural heart disease.
•DeviceGuide, an AI-powered solution built on the EchoNavigator platform and developed with Edwards Lifesciences, offers real-time imaging guidance to physicians repairing leaking heart valves.
•European clinicians gained access to SmartCT, an intelligent 3D imaging solution integrated with the Azurion platform, helping diagnose and treat stroke faster and more confidently.
Leiden University Medical Center opened the new Leiden Image Guided Therapy Center in partnership with Philips, equipped with advanced image-guided therapy systems such as Azurion, AngioCT Spectral, and Zenition 70 C-arms.

24
Connected Care segment
Connected Care supports healthcare providers across hospital, ambulatory and home settings with advanced monitoring, diagnostics, informatics and sleep therapy solutions that connect data and insights across the care continuum.
At the core of this portfolio is Philips’ informatics and data platform, which provides a complete and continuous view of patient conditions.
This foundation enables clinical algorithms and operational analytics that enhance diagnostics, workflow efficiency and system performance across the enterprise. This platform also helps Connected Care increase access to care in medically underserved communities.
Philips continues to deploy AI at scale – including through our ECG AI
Marketplace, which brings cardiac diagnostic algorithms directly to the point of care. Connected Care also drives sustainable value propositions through its EcoDesigned new product introductions that are more energy- and material-efficient, helping customers do more with less environmental impact. We believe that by combining data, devices, intelligence and more sustainable solutions, Connected Care is a differentiated platform partner.
The Connected Care segment consists of the following Businesses.
Monitoring – Monitoring delivers patient monitoring and diagnostic solutions across care settings. In 2025, the Business advanced its role as a key partner to health systems by strengthening continuous monitoring capabilities that improve patient visibility and operational efficiency.
•Hospital Patient Monitoring Business Unit – includes monitoring devices (e.g., bedside and transport monitors, fetal and maternal monitors), central monitoring systems, software solutions and mobile apps, with option for flexible subscription models such as Enterprise
Monitoring as-a-service (EMaaS).
•Ambulatory Monitoring & Diagnostics Business Unit – provides remote cardiac monitoring and diagnostic services that connect care from hospital to home. Through this service, Philips helps support on-
time discharge from hospitals with companion at-home monitoring.
•Emergency Care Business Unit – focuses on acute-care management, including automated external defibrillators and emergency response devices for professional and consumer use. On January 28, 2025,
Philips announced an agreement to sell this Business Unit, and the transaction was completed by the end of the year. It is now
operating as an independent company under the name Heartstream.
Enterprise Informatics – Our portfolio delivers AI-enabled, cloud-based, and interoperable solutions that streamline workflows and deliver actionable insights. By connecting data across specialties and care settings, we help healthcare providers increase efficiency, improve collaboration, and deliver better patient outcomes.
•Imaging Informatics Business Unit – offers solutions for radiology and cardiology, including enterprise imaging, PACS, workflow
orchestration, cardiology workflow applications and reporting.
•Clinical Informatics Business Unit – provides solutions for acute and virtual care, radiology, pathology, and urology.
Sleep & Respiratory Care – Working with clinical partners and home medical equipment providers, Philips delivers integrated solutions for sleep and respiratory care – spanning diagnostics and therapy for sleep apnea and chronic respiratory conditions.
Philips is a leader in the global sleep therapy market, supported by a strong masks and accessories portfolio and an established international presence (including sleep therapy and respiratory solutions) across the portfolio.
Under the consent decree with the US Department of Justice and the
US Food and Drug Administration (FDA), Philips continues to execute a defined plan to meet the regulators’ requirements and restore the business. As of December 2025, more than 99% of registered CPAP and
BiPAP devices affected by the 2021 voluntary recall have been remediated globally, with field-safety closures completed in 31 countries and the remainder expected through 2026. Ventilator remediation continues in coordination with the relevant authorities. In the US, Respironics will continue to service sleep and respiratory care devices already with healthcare providers and patients. Philips
Respironics will also supply accessories, consumables, and replacement parts. Until the relevant requirements of the consent decree are met,
Respironics will not sell new CPAP or BiPAP sleep therapy devices or other respiratory care devices in the US. Outside the US, Respironics will continue to provide new sleep and respiratory care devices, accessories, consumables, replacement parts, and services, subject to certain requirements.
Connected Care
Total sales by Business

2025
Monitoring [1]	59%
Enterprise Informatics [2]	22%
Sleep & Respiratory Care	19%
1of which Hospital Patient Monitoring 78%, Ambulatory Monitoring &
Diagnostics 13%, Emergency Care 8%
2of which Imaging Informatics 53%, Clinical Informatics 47%
In most of the Connected Care Businesses and Business Units, revenue is earned through the sale of products and solutions, as well as services and software licenses. Some commercial models (including as-a-service offerings) result in usage-based earnings models and re-occurring revenue streams. In the area of patient care management (Ambulatory
Monitoring & Diagnostics Business Unit and Sleep & Respiratory Care
Business), revenue is generated through clinical services, product sales and rental models, whereby revenue is generated over time. Sales channels include a mix of direct sales, partly paired with an online sales portal and distributors. Sales in the Connected Care Businesses are generally higher in the second half of the year, largely due to customer spending patterns.

Addressing challenges
In 2025, we took action to address geopolitical risks impacting health systems directly. Tariff developments globally led to a focus on cost predictability. This was compounded by changes in healthcare funding in the US and the EU, which led to Medicaid, rural and home-based care initiatives. We positioned Philips as a partner in driving productivity improvements, reducing vendor complexity, and supporting financial predictability – through
Enterprise Monitoring as-a-service and productivity-driving
software solutions. We also worked with government agencies, industry partners and providers to mitigate cybersecurity threats by closing security gaps and by strengthening digital resilience.

25
2025 developments: Connected Care
•Significant partnerships in the US and Europe: monitoring
partnerships with integrated delivery networks and health systems, including Rush University System for Health in the midwestern US, as well as long-term Enterprise Monitoring as-a-service (EMaaS)
arrangements with leading systems, including Hoag and Rady
Children’s Hospital in California.
•Philips and Getinge formed a commercial partnership in Europe that combines Philips’ monitoring solutions with Getinge’s leading anesthesia care products, to provide a single point of contact for purchasing and support.
•A renewed collaboration with Masimo aims to integrate advanced technologies in Philips’ multi-parameter patient monitoring
platforms.
•Philips announced a collaboration with Epic Systems, the leading electronic health record company, to integrate Philips’ suite of cardiac ambulatory monitoring and diagnostics services with Epic
Systems’ specialty diagnostics suite. This collaboration will make the broadest cardiac care portfolio offered by any single service provider that has integrated with Aura to-date.
•The new ECG AI Marketplace platform gives cardiac care teams access to multiple vendor offerings in one location, to help clinicians manage and implement AI-powered diagnostic tools more easily.
•As part of a national agreement with Optum Healthcare in the US,
Philips has become a preferred in-network provider for cardiac ambulatory monitoring services. The deal made Philips’ Mobile
Cardiac Telemetry and Extended Holter (ePatch) solutions available to about 3.4 million Optum members across 22 states.
•Philips signed partnerships to improve patient monitoring and modernize workflows with Citadell Hospital in Belgium, the region of Norrbotten in Sweden, and Hospital Israelita Albert Einstein in
Brazil.
•HealthSuite’s cloud services launched in Europe, managed by Philips and hosted on AWS; almost 300 customer sites were live by year’s end. In the US, about 12 million medical imaging studies will be migrated to the cloud for Rochester Regional Health in New York.
•The next-generation Vue PACS, Image Management 15, offers a zero-footprint, web-based diagnostic viewer with full radiology capabilities.
Philips introduced an innovative telemetry platform designed to help address critical challenges in healthcare – including staff shortages and alarm management. A key component of the solution is the next-generation Telemetry Monitor 5500, which offers a data-driven approach to operational performance and patient care for cardiac monitoring.
* Hard plastic parts excluding silicone nipple (mass balance approach).

26
Personal Health segment
Our Personal Health segment enables individual care routines with technology and solutions that support people’s long-term health and well-being. Through our Personal Health Business, we offer a broad range of solutions in various consumer price segments, with locally relevant innovations in some markets.
We aim to drive profitable growth through a focus on innovation across three key areas:
•reaching more people through consumer-driven innovation of
products and solutions
•ensuring the highest quality of consumer experience from pre-
purchase consideration through to purchase and unboxing, all the way to end-of-use recycling
•expanding our ecosystem through partnerships with leading retailers and scaling new business models, such as try-and-buy and
subscription services
A notable aspect of our commercial strategy is driving direct-to-
consumer relationships and sales through consumer communities and our online store. We are also leveraging connectivity, partnering with key players in the health ecosystem, such as insurance companies and healthcare professionals, and – through social media and digital innovation – engaging consumers in their health journey in new and impactful ways.
In Personal Health, improving lives also means caring for the planet, with a key focus on environmental sustainability. In 2025, product launches continued to reflect the brand’s efforts to reduce usage of virgin fossil-based plastics. For example, with the Philips Avent Ultra
Soother range, pacifiers and sterilizer cases are now made using 80%
plant-based materials*, and Philips Sonicare brush heads are now made from 70% bio-based plastic, with packaging that is made from 50%
recycled materials and is 100% recyclable.
The Personal Health segment consists of a single Business, with three
Business Units.
Personal Health – To help people take greater control of their personal health and well-being, we deliver sustainable, meaningful solutions that help them to take care of themselves and their families, for happier, healthier lives, today and tomorrow.
•Personal Care Business Unit – grooming and beauty products ranging from entry-level to premium. The grooming portfolio includes shavers, OneBlade, groomers, trimmers, and hair clippers, as well as premium solutions with SenseIQ Pro technology, powered by AI, in-
app coaching for a personalized shave, and blade subscriptions. The beauty portfolio includes devices to support skin care, hair care and hair removal, including Lumea premium Intense Pulsed Light hair removal devices and solutions with the latest SenseIQ technology that sense and adapt for personalized care; these are also available through subscription models.
•Oral Healthcare Business Unit – power toothbrushes for a range of price segments, from entry-level, battery-operated toothbrushes for a young audience to premium power toothbrushes connected to the
Sonicare app with in-app coaching; brush heads, which are also available as a subscription service; and products for interdental cleaning and for in-office and take-home teeth whitening.
•Mother and Child Care Business Unit – products to support parents and babies in the first 1,000 days, including infant feeding (breast pumps, baby bottles and sterilizers), connected baby monitors powered by AI, and digital parental and women’s health solutions
(Pregnancy+ and Baby+ apps).
Personal Health
Total sales by Business

2025
Personal Health [1]	100%

1of which Personal Care 55%, Oral Healthcare 33%, Mother and Child Care 11%
The revenue model is mainly based on product sales at the point in time the products are delivered to retailers and online platforms. We continue to increase revenue model diversity by expanding our business models, including direct-to-consumer, subscriptions, and try-and-buy offerings and services.
The Personal Health Business experiences seasonality, with higher sales around key events and holidays.

Addressing challenges
In 2025, we took action to address the cost-management
challenges posed by tariff developments in various jurisdictions.
Through close planning with key retail and distribution partners, we adjusted supply chain strategies, improved forecasting, and adapted pricing structures. This disciplined approach helped us manage volatility in our operating environment while
maintaining supply continuity and supporting long-term
customer relationships.

27
2025 developments: Personal Health
Philips launched the i9000 Prestige Ultra electric
shaver range, powered by AI and tailored to user
preferences, and it was named a Time Magazine
‘Best Invention of 2025.’ During China’s 618 festival,
Philips ranked No. 1 on JD.com in male grooming
sales (and in the electric toothbrush category).
Philips launched Lumea IPL in the US, bringing the
world’s No. 1 Intense Pulsed Light hair removal
brand to the market. The launch has seen an
encouraging start with strong consumer interest.
Philips introduced its Avent Hands-Free Breast
Pump, leveraging 40 years of breastfeeding research
to design a comfortable, hands-free pump that
imitates the baby's drinking rhythm for effective
pumping.
Philips Sonicare 5500 and 7100 secured the top
positions in an independent comparison by German
consumer protection organization Stiftung
Warentest, receiving high scores for cleaning
performance.

28
Segment Other
In Other we report on the items Innovation & Design, IP royalties,
Central costs, and other small items.
Innovation & Design
At Philips, we aim to ensure that innovation happens where it matters most: close to our customers and consumers. By working backward from their needs and co-creating with clinicians through long-term partnerships, we aim to ensure our innovations are truly people- and patient-centric.
Our Innovation & Design organization supports our businesses by providing capabilities in software and systems engineering for proprietary software and systems, as well as for licensed software and systems. We advance breakthrough and exploratory innovation
programs, working on a consistent, trusted user experience through strong design principles. We are also accelerating the responsible and sustainable application of AI, embedding AI into solutions designed to improve care delivery and operational efficiency.
Philips is committed to use, design, develop and deploy AI in a responsible way. At enterprise level, an AI policy is in force, guiding the company with a revised set of eight AI principles that align our AI vision with our company purpose and values. AI processes are being integrated in the existing development and quality management processes, with the aim of meeting international regulations.
Guidelines and guardrails for AI usage by employees are being developed and deployed. A Responsible AI Office has been established, orchestrating the enterprise level policies, standards, guidelines and guardrails.
Our R&D and innovation operations focus on four major sites –
Eindhoven (the Netherlands), Cambridge (US), Bengaluru (India), and
Beijing (China, where we established our Greater China R&D
Headquarters in 2025) – with smaller innovation and research sites in the Regions. This global footprint allows us to stay close to customers, understand diverse healthcare needs, and anticipate emerging trends everywhere Philips operates.
Philips was the leading applicant in medical technology at the
European Patent Office in 2024, and Clarivate recognized Philips as the top-ranked medical technology company in its list of the Top 100
Global Innovators 2025. The Philips brand also received 160 design awards in 2025.
IP royalties
Philips Intellectual Property & Standards (IP&S) proactively pursues the creation of new intellectual property (IP) in close cooperation with
Philips’ operating Businesses and Innovation & Design. IP&S is a leading industrial IP organization providing world-class IP solutions to Philips
Businesses to support their growth, competitiveness and profitability.
Royal Philips’ IP portfolio currently consists of approximately 53,000 patent rights, 31,500 trademarks, 159,000 design rights and 3,100 domain names. Philips filed 700 new patents in 2025, with a strong focus on the growth areas in health technology services and solutions.
Of those 700, 57 involve AI, spread across our Businesses.
Philips earns substantial annual income from license fees and royalties to third parties.
Philips believes its business as a whole is not materially dependent on any particular third-party patent or license, or any particular group of third-party patents and licenses.
Central costs
Philips is present in 71 countries globally and has its corporate headquarters in Amsterdam, the Netherlands. Our real estate locations are spread around the globe, with key manufacturing and R&D sites in
Europe, the Americas and Asia. The project to move the Philips headquarters to a new location in Amsterdam in 2025 has been completed.
We recharge the directly attributable part of the Functional costs to the
Businesses. The remaining part is accounted for as ’central costs’, and includes costs related to the Executive Committee and Group Functions such as Legal & ESG and Internal Audit.
Other small items
Other small items refer to remaining items for intra-group services and legacy items relating to previously disposed businesses.

29
Our Regions
Geographically, our business is organized in three Regions: North America, Greater China and International Region (the latter consisting of Europe and the rest of the world). The Regions' primary accountability is to manage customer intimacy, build and maintain relationships, and cultivate an understanding of customer needs, as well as managing strategic accounts, delivering services, and engaging with private hospital groups, public health systems, and government and defense customers through both direct and indirect channels. They are also accountable for government relations and for providing local infrastructure needed to support Philips’ presence in a country (license to operate).

2025 developments North America
Philips is working with innovative health systems such as Bon
Secours Mercy Health, Vanderbilt University Medical Center and
Nicklaus Children’s Hospital to advance care – from
standardizing patient monitoring and expanding interventional radiology to introducing AI-enabled precision diagnostics.
Recognizing the transformative potential of AI in healthcare, we announced a collaboration with Mass General Brigham to
advance AI solutions that help clinicians capture, analyze and act on data in real time. We also worked with Hoag to
modernize patient monitoring with a software-driven solution across its acute care hospitals.
We continue to support the more than 9 million veterans who
receive healthcare through the US Department of Veterans
Affairs and expanded critical healthcare initiatives in Georgia,
Michigan, Virginia and New York.
Philips announced a plan for new investments of USD 150
million to expand manufacturing and R&D, including the
growth of our Reedsville, Pennsylvania, facility, which produces
AI-enabled ultrasound systems, and the expansion of our Image
Guided Therapy site in Plymouth, Minnesota.
In partnership with Ingeborg Initiatives, the Philips Avent
Pregnancy+ app reached families in Arkansas, delivering
information about localized maternal health resources that
improve access to care and health literacy.

2025 developments International Region
We remained focused on delivering our global vision, ensuring it aligned with diverse market realities and customer needs
across the region. We refined our go-to-market strategy
through a connected, multi-channel approach combining direct, digital, and strategic partner-led engagement to better serve customers and patients. Our Services business remained central to driving customer success, with new life cycle models and
offerings that seek to enhance value and performance.
We advanced our ‘big bet’ strategy by unlocking opportunities in priority growth markets such as Saudi Arabia, India, and
Indonesia. Philips signed a long-term partnership with
Indonesia’s Ministry of Health to install its advanced Azurion image-guided therapy system nationwide, expanding access to
cardiac, stroke and cancer care to more than 280 million people across all of Indonesia’s 38 provinces.
India, in particular, has emerged as a strong microcosm of
Philips, bringing together deep local market presence, world-
class innovation in AI and software, global manufacturing
capabilities, and a growing Services footprint. Solutions
developed through this integrated approach, combining locally relevant innovation with manufacturing scale, have
strengthened Philips’ position as a leading partner for
healthcare providers across India.

2025 developments Greater China
We are committed to our strategy of ‘in China, for China first’, focusing on local innovation, manufacturing, services and
partnerships. Amid evolving market dynamics and growing
healthcare demands, driven by aging populations and the rise of AI-driven care, we continue to see China as a key market
shaping the future of healthcare globally.
The Region’s leadership is putting strong emphasis on creating value for China’s healthcare system by reinforcing ecosystem collaboration and advancing clinical partnerships. Philips is also promoting innovations to empower consumers to manage their
health and well-being through locally relevant, trusted personal health solutions. For example, during China’s 618 festival, Philips ranked No. 1 on JD.com in male grooming sales and in the
electric toothbrush category.
Celebrating 40 years since our first joint venture in China, we formally launched the Greater China Innovation Headquarters
in Beijing to enhance innovation capabilities and speed up time to market.
Philips is partnering with local AI innovators and exploring cooperation with the national intervention center to launch the
IGT AI Ecosystem Platform to address key gaps in the
interventional workflow, which provides physicians and
technologists with access to advanced, high-quality guidance and remote expertise.

30
Supply chain and procurement
Philips runs an integrated supply chain tailored to customer needs, focusing on producing and delivering our innovations to our customers and consumers.
Inflationary effects persisted throughout 2025. Like the rest of the industry, we remained exposed to continued geopolitical tensions around the world, as well as (sudden) changes in tariffs and other trade measures that negatively influence cost and availability of materials.
Labor costs and the scarcity of skilled workforce remained a concern in
2025.
To further increase our responsiveness and our reliability in delivery, we continued to build a robust and efficient, more regionalized supply chain ecosystem, prioritizing service level and customer experience. In this ecosystem, we seek to balance our manufacturing capabilities in-
house, focusing on our strengths while leveraging suppliers’ specialized capabilities that support the vision and ambitions of Philips.
Driving end-to-end supply chain reliability and agility
The supply chain plays an important role in improving our performance and delivering to our customers and consumers as promised. As we complete our three-year plan, we look back on how our multiple interventions, as well as the longer-term programs we initiated, helped improve our execution capabilities and made Philips more resilient in navigating volatility.
Measures were taken to mitigate the impact of the increase in tariffs such as dual sourcing, selective regionalization of components and further vertical integration and optimization of our global network.
Going forward, we aim to maintain close relationships with our suppliers and conduct an ongoing dialogue with respect to our forecasted demand.
When selecting and evaluating supplier partners, we consider not only business metrics such as quality, on-time delivery performance and cost, but also other factors, such as strategic fit.
Philips Group
Supplier spend analysis per geographic area in % 1

2025
Western Europe	32%
North America	33%
Other mature geographies	5%
Mature geographies	71%
Growth geographies	29%
Philips Group	100%
1For the purposes of reporting sales, we have four geographic areas based on similar economic characteristics: Western Europe, North America, Other mature geographies, and Growth geographies.
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

31
Employment
The total number of Philips employees was 65,340 at the end of 2025, compared with 66,678 at the end of
2024, a decrease of 1,338 employees. Of these, 3,234 were temporary employees, typically hired to cover long-
term leave or to support short-term projects and events. The total number of non-employees (contingent workers) in headcount at Philips at the end of 2025 was 1,614.
Philips Group
Employees per worker type in headcount

	2025	2024
Philips employees	65,340	66,678
Contingent workers	1,614	1,741
Total	66,954	68,419
By year-end 2024, Philips completed its previously announced plans to reduce its workforce by 10,000 roles globally by 2025. These reductions were part of our multi-year plan designed to create value with sustainable impact, and Philips sought to support those who were directly impacted by the reductions in finding new roles. In 2025 we further streamlined a range of activities within our Functions, aligning teams more closely with our Businesses and driving shifts in services, product management, and commercial teams.
Subject to local country legislation, our support to employees impacted by organizational changes include:
•social plan or respective severance policy
•outplacement services and support through our Employee Assistance Program
•work placement agency, where applicable, for employment-to-employment support
•redeployment – where possible – as applicable by local legislation and in the context of any hiring restrictions
Philips Group
Employment in FTEs at year-end

	2025	2024	2023
Balance as of January 1	67,823	69,656	77,233
Consolidation changes:
Acquisitions	-	-	27
Divestments	(109)	(227)	(353)
Other changes	(1,313)	(1,606)	(7,251)
Balance as of December 31	66,401	67,823	69,656
Geographic footprint
Approximately 55% (2024: 56%) of the Philips workforce is located in Mature geographies and 45% (2024:
44%) in Growth geographies. In 2025, the number of employees in Mature geographies decreased by 1,471.
The number of employees in Growth geographies increased by 133 .
Philips Group
Employees headcount by contract type and region at year-end

	Permanent employees		Temporary employees		Other		Philips Group
	2025	2024 1	2025	2024 1	2025	2,024	2025	2024 1
Western Europe	15,589	16,156	211	256	7	1	15,807	16,413
North America	16,362	17,176	2	5	-	-	16,364	17,181
Other mature geographies	3,685	3,737	113	109	-	-	3,798	3,846
Mature geographies	35,636	37,069	326	370	7	1	35,969	37,440
Growth geographies	25,440	25,562	3,929	3,676	2	-	29,371	29,238
Philips Group	61,076	62,631	4,255	4,046	9	1	65,340	66,678
In addition, the accompanying table shows the spread of employees across countries where Philips has the highest presence in terms of headcount (at least 10% of the total employee population).
Philips Group
Number of employees (headcount) in countries representing at least 10% of total workforce

Country	2025	2024
US	15,832	16,639
The Netherlands	8,104	8,566
India	8,150	8,166
China	6,440	6,716
All reported employee data is actual and based on year-end numbers. Employees are defined as individuals who are in an employment relationship with the undertaking according to national law or practice.
Philips employees include permanent (with an undefined end-date contract) and temporary (with a defined end-date contract) employees. The following categories are excluded from the employee definition: interns, individuals on long-term leave, Heartfelt Program workers in Japan, and WGP workers in the Netherlands.
There is no non-guaranteed hours employment (without a guarantee of a minimum or fixed number of working hours) at Philips.

32
Philips Foundation
Stichting Philips Foundation, an independent foundation organized under Dutch law, is a registered charity established in 2014. In 2025,
Royal Philips supported Philips Foundation with a contribution of EUR
6.7 million and by providing dedicated staff capacity, as well as the expert assistance of skilled volunteers in the execution of Philips
Foundation’s initiatives.
Philips Foundation’s mission is to enable access to quality healthcare for underserved communities through meaningful innovation, strategic partnerships, and catalytic funding. It does this through the provision and application of Philips’ healthcare expertise, innovation power, talent and resources, as well as through financial support. Together with key partners around the globe (e.g., nonprofit organizations, ventures, and other like-minded organizations), Philips Foundation seeks to identify challenges where a combination of healthcare technology expertise and partner experience can be used to create meaningful solutions that have a positive impact on people’s lives.
Philips Foundation operates along a continuum of capital, from grant-
based projects to impact investments. Grants are typically used to test and strengthen new healthcare models in underserved settings, while impact investments, through its impact investments entity, are used when solutions have proven their value and show potential to scale sustainably.

33
Financial
performance

34

“In 2025, we delivered on our commitments and
drove performance every quarter. Successfully
navigating a complex macro-environment, including
tariffs, we increased comparable sales, expanded
margins, and strengthened cash flow through
industry-leading innovation and productivity
improvements.”
Charlotte Hanneman CFO Royal Philips

Performance summary
The year 2025
•Sales amounted to EUR 17.8 billion, a decrease of 1% on a nominal basis. Nominal sales were negatively impacted by the depreciation of several currencies against the euro, including the US dollar with the biggest impact. On a comparable basis*, sales increased 2%. Comparable sales* growth was flat in the
Diagnosis & Treatment segment, 3% in the Connected Care segment, and 8% in the Personal Health segment. Comparable sales growth was positive in Mature Geographies as well as Growth Geographies.
•Income from operations improved to EUR 1,424 million, mainly driven by higher gross margin and operational improvements, lower depreciation and amortization, Respironics-related expenses and restructuring, acquisition-related charges and other items.
•Net income amounted to EUR 897 million, mainly driven by higher income from operations and lower income tax charges, compared with a loss of EUR 698 million in 2024.
•Adjusted EBITA* amounted to EUR 2,195 million, or 12.3% of sales, compared with 11.5% of sales in 2024.
Adjusted EBITA* margin increased, mainly driven by growth in comparable sales, operational improvements, productivity actions, and favorable mix effects, partly offset by cost inflation and higher tariffs.
•Net cash flows from operating activities amounted to EUR 1,172 million; free cash flow* amounted to EUR
512 million.
For a discussion of our financial performance for the year ended December 31, 2024, compared to the year ended December 31, 2023, please see section ‘Financial Performance’ in our Annual Report on Form 20-F for
the year ended December 31, 2024, which we filed with the SEC on February 21, 2025.
Philips Group
Key data in millions of EUR unless otherwise stated

	2025	2024
Sales	17,834	18,021
Nominal sales growth	(1%)	(1%)
Comparable sales growth ¹	2%	1%
Income from operations	1,424	529
as a % of sales	8%	3%
Financial expenses, net	(233)	(282)
Results of associates	(9)	(124)
Income tax (expense) benefit	(282)	(963)
Income from continuing operations	901	(840)
Discontinued operations, net of income taxes	(4)	142
Net income	897	(698)
Adjusted EBITA ¹	2,195	2,077
as a % of sales	12.3%	11.5%
Income from continuing operations attributable to shareholders ² per common share (in EUR) - diluted	0.93	(0.88)
Adjusted income from continuing operations attributable to shareholders ² per common share (in EUR) - diluted ¹	1.56	1.36
1Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to
Reconciliation of non-IFRS information.
2Shareholders in this table refers to shareholders of Koninklijke Philips N.V.  Includes the effect of the share dividend with respect to 2024 for 2024.

35
Factors impacting performance
The factors below are believed to have had a significant impact on
Philips’ performance during the year.
Macro-economic landscape
Global economic growth slowed down slightly in 2025, with global real
GDP rising by 3.2% compared to 3.3% in 2024. North America led with robust growth, while China faced challenges from subdued consumer sentiment. Europe and other growth markets performed steadily.
Innovation
Philips’ growth was driven by new product launches and Personal
Health acceleration. We prioritized patient- and people-driven innovation at scale, leveraging AI to enhance product offerings.
Investments in technology facilitated ongoing productivity
improvements to reduce operating costs.
Operating model
In 2025, Philips completed our three-year plan, having created a simplified operating model to increase agility and structurally lower the cost base by giving end-to-end accountability to the Business Units.
Workforce-related restructuring charges were EUR 124 million in 2025 and EUR 106 million in 2024 and were focused on optimization of enterprise Functions and on reduction of non-core activities.
Supply chain resilience
Philips has taken action to boost supply chain resilience, including sourcing products in the market in which they are being sold and improving component and material availability. These efforts enhanced agility and minimized the impact of tariffs and trade disruptions. In
August 2025, Philips announced the investment of USD 150 million to expand US manufacturing and R&D.
Geopolitical environment
The Russia-Ukraine war and Middle East tensions continued to place strain on supply chains and fuel inflation. Philips’ operations in Russia and Ukraine are minimal, focused on essential healthcare deliveries. In
Israel, activities center on manufacturing and R&D in Diagnosis &
Treatment and Connected Care.
Outlook
For 2026, Philips expects:
•Comparable sales growth: 3%-4.5%
•Adjusted EBITA margin: 12.5%-13.0%
•Free cash flow: EUR 1.3-1.5 billion
Furthermore, Philips plans to drive profitable growth to deliver sustainable value and aims to deliver the following mid-term targets for 2026-2028:
•Comparable sales growth at mid-single-digits CAGR
•Adjusted EBITA margin at mid-teens in 2028
•Free cash flow of EUR 4.5-5.0 billion cumulatively over the period
•EUR 1.5 billion of productivity savings in the period 2026-2028
Within the context of an uncertain macro-environment, Philips' 2026 outlook and mid-term targets include currently known tariffs. They exclude ongoing Respironics-related proceedings, including the investigation by the US Department of Justice.
On January 15, 2026, Philips completed the acquisition of
SpectraWAVE, Inc., a US-based innovator in Enhanced Vascular Imaging
(EVI) of coronary arteries, angiography-based physiology assessments, and the use of AI in medical imaging. The acquisition forms part of
Philips’ Diagnosis & Treatment segment and complements its
intravascular imaging and physiology portfolio.
* Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

36
Results of operations
Sales
Philips Group
Sales in millions of EUR unless otherwise stated

		2025			2024
	Sales	Nominal sales growth	Comparable sales growth ¹	Sales	Nominal sales growth	Comparable sales growth ¹
Diagnosis & Treatment	8,531	(3%)	0%	8,790	0%	1%
Connected Care	5,076	(1%)	3%	5,134	0%	2%
Personal Health	3,673	5%	8%	3,486	(3%)	(1%)
Other	554			611	1%	4%
Philips Group	17,834	(1%)	2%	18,021	(1%)	1%
1Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.
Group sales in 2025 amounted to EUR 17,834 million, 1% lower than in
2024 on a nominal basis. Considering a 3% negative currency effect and consolidation impact, comparable sales growth* was 2%. The negative currency effect was mainly due to depreciation of currencies, such as the US dollar against the euro, and affected all segments.
Comparable order intake increased to 6% in 2025, compared with 1%
growth in 2024. Comparable order intake is not a financial measure, but is presented when discussing the Philips Group's performance. For further details, refer to Other key performance indicators.
Diagnosis & Treatment
In 2025, sales amounted to EUR 8,531 million, 3% lower than the nominal sales in 2024. Considering a 3% negative currency effect and consolidation impact, comparable sales* were flat. This was driven by mid-single-digit growth in Image Guided Therapy, partly offset by a low-single-digit decline in Precision Diagnosis.
Connected Care
In 2025, sales amounted to EUR 5,076 million, 1% lower than the nominal sales in2024. Considering a 4% negative currency effect and consolidation impact, comparable sales* increased by 3%. This growth was mainly driven by mid-single-digit growth in Monitoring and low single-digit growth in Enterprise Informatics.
Personal Health
In 2025, sales amounted to EUR 3,673 million, 5% higher than in 2024 on a nominal basis. Considering a 3% negative currency effect and consolidation impact, growth in comparable sales was 8%.
Other
In 2025, sales amounted to EUR 554 million, compared with EUR 611 million in 2024, mainly due to lower royalty income.
Sales per geographic area
For the purposes of reporting sales, we have four geographic areas based on similar economic characteristics: Western Europe, North
America, Other mature geographies, and Growth geographies.
Western Europe, North America and Other mature geographies are collectively grouped as Mature geographies in reporting on sales.
Philips Group
Sales by geographic area in millions of EUR unless otherwise stated

		2025			2024
	Sales	Nominal sales growth	Comparable sales growth ¹	Sales	Nominal sales growth	Comparable sales growth ¹
Western Europe	3,921	(1%)	(1%)	3,978	4%	5%
North America	7,542	(1%)	3%	7,655	1%	2%
Other mature geographies	1,452	(5%)	(1%)	1,526	(6%)	(1%)
Mature geographies	12,915	(2%)	1%	13,159	1%	2%
Growth geographies	4,919	1%	5%	4,863	(6%)	(2%)
Philips Group	17,834	(1%)	2%	18,021	(1%)	1%
1Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.
Sales in Western Europe decreased year-on-year on a nominal and comparable basis*, with a low-single-digit comparable sales decline in
Connected Care and in Diagnosis & Treatment, partly offset by mid-
single-digit comparable sales growth in the Personal Health segment.
Sales in North America decreased year-over-year on a nominal basis*
and increased by 3% on a comparable basis* with mid-single-digit comparable sales growth in Connected Care, high-single-digit growth in Personal Health, and low-single-digit growth in Diagnosis &
Treatment. Sales in Other mature geographies decreased year-on-year on a nominal and comparable basis*, mainly due to a low-single-digit comparable sales decline in Personal Health, which was partly offset by mid-single-digit growth in Connected Care.
Despite lower sales in China, as a result of adverse market conditions, sales in Growth geographies increased year-on-year on a nominal basis and on a comparable sales growth* basis. The Diagnosis & Treatment comparable sales in Growth geographies were flat, while Connected
Care showed low-single-digit growth. Personal Health was not negatively impacted by China and recorded double-digit comparable sales growth.

37
Cost of sales
Philips Group
Cost of sales components in millions of EUR unless otherwise stated

	2025	As a % of sales	2024	As a % of sales
Costs of materials used	4,120	23%	4,213	23%
Salaries and wages	2,249	13%	2,313	13%
Depreciation and amortization	431	2%	609	3%
Other manufacturing costs	2,976	17%	3,113	17%
Cost of sales	9,776	55%	10,248	57%
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
Cost of sales decreased by EUR 472 million to EUR 9,776 million in 2025 compared with EUR 10,248 million in 2024, and decreased by 2% of sales in 2025.
Factors influencing cost of sales were as follows:
•Despite the negative impact of tariffs and cost inflation, cost of materials used decreased by EUR 94 million in 2025, which was mainly driven by productivity actions, lower restructuring,
acquisition-related and other items and a favorable foreign currency impact. The costs for tariffs as a percentage of cost of sales increased from approximately 1% in 2024 to approximately 3% in 2025.
•Salaries and wages decreased by EUR 64 million, mainly driven by productivity actions, lower restructuring charges and a favorable foreign currency impact, partly offset by cost inflation.
•Depreciation and amortization decreased by EUR 178 million in 2025, mainly driven by the comparative impact of a prior year intangible asset impairment charge.
•Other manufacturing costs decreased by EUR 137 million in 2025, driven by productivity actions, lower restructuring, acquisition-
related and other charges, and a favorable foreign currency impact, and partly offset by cost inflation.
Gross margin
In 2025, gross margin was EUR 8,058 million, or 45% of sales, compared with EUR 7,773 million, or 43% of sales, in 2024. The gross margin increased by EUR 285 million year-on-year, driven by higher
comparable sales growth from innovation, operational improvements, productivity measures and lower restructuring, acquisition-related and other items, and partly offset by an unfavorable foreign currency impact, cost inflation and higher tariffs.
Selling expenses
Selling expenses amounted to EUR 4,342 million, or 24% of sales, in
2025, compared with EUR 4,486 million, or 25% of sales, in 2024. Year-
on-year selling expenses decreased by EUR 144 million, mainly driven by productivity actions, lower restructuring, acquisition-related and other items and a favorable foreign currency impact, and partly offset by cost inflation.
General and administrative expenses
General and administrative expenses amounted to EUR 628 million, or
4% of sales, in 2025, compared with EUR 582 million, or 3% of sales, in
2024. Expenditure increased year-on-year by EUR 46 million, mainly due to cost inflation, partly offset by productivity actions, lower restructuring, acquisition-related and other items and a favorable foreign currency impact.
Research and development expenses
Research and development costs were EUR 1,700 million, or 10% of sales, in 2025, compared with EUR 1,747 million, or 10% of sales, in
2024. The costs decreased year-on-year, mainly driven by productivity actions and a favorable foreign currency impact, and partly offset by cost inflation.
Philips Group
Research and development expenses in millions of EUR unless otherwise stated

	2025	2024
Diagnosis & Treatment	866	899
Connected Care	586	599
Personal Health	201	190
Other	46	59
Philips Group	1,700	1,747
As a % of sales	10%	10%
Restructuring, acquisition-related charges and other
items
Restructuring, acquisition-related charges and other items were EUR
530 million in 2025, compared to EUR 1,156 million in 2024, and EUR
1,739 million in 2023. Respironics-related charges were EUR 209 million in 2025 compared with EUR 691 million in 2024,and EUR 1,162 million in 2023.
Diagnosis & Treatment
Restructuring, acquisition-related and other charges in 2025 were EUR
120 million and included EUR 42 million restructuring charges, mainly related to workforce reduction and asset impairment, and EUR 77 million for quality actions. Restructuring, acquisition-related and other charges in 2024 were EUR 202 million and included EUR 45 million charges in relation to quality actions and EUR 122 million restructuring charges, mainly related to workforce reduction. Restructuring, acquisition-related and other charges in 2023 were EUR 210 million and included EUR 81 million charges in relation to quality remediation actions and EUR 73 million restructuring charges, mainly related to workforce reduction.
Connected Care
Restructuring, acquisition-related and other charges in 2025 were EUR
314 million and included charges of EUR 112 million Respironics field-
action running remediation costs and EUR 97 million in connection with the Respironics consent decree, partly offset by a contract settlement gain of EUR 27 million. Restructuring, acquisition-related and other charges in 2024 were EUR 818 million and included: charges of EUR 984

38
million for the Respironics litigation provision, EUR 113 million in connection with the Respironics consent decree, and EUR 133 million
Respironics field-action running remediation costs, partly offset by
Respironics insurance income of EUR 538 million. In addition, it included charges in relation to quality remediation actions of EUR 78 million. Restructuring, acquisition-related and other charges in 2023 were EUR 1,390 million and included: charges of EUR 575 million
Respironics litigation provision, EUR 363 million in connection with the proposed Respironics consent decree, and EUR 224 million Respironics field-action running costs. In addition, it includes charges in relation to quality remediation actions of EUR 94 million and EUR 64 million restructuring charges, mainly related to workforce reduction and.
Personal Health
Restructuring, acquisition-related and other charges in 2025 were EUR
17 million, mainly for workforce reduction and asset-related impairments. Restructuring, acquisition-related and other charges in
2024 were EUR 25 million, mainly related to workforce reduction and asset-related impairments. Restructuring, acquisition-related and other charges in 2023 were EUR 31 million and included a EUR 23 million investment re-measurement loss and restructuring costs mainly related to workforce reduction of EUR 9 million.
Other
Restructuring, acquisition-related and other charges in 2025 were EUR
79 million, mainly for workforce reduction. Restructuring, acquisition-
related and other charges in 2024 were EUR 111 million and included
EUR 92 million restructuring charges, mainly related to workforce reduction, lease termination and asset impairment charges.
Restructuring, acquisition-related and other charges in 2023 were EUR
108 million and included EUR 140 million restructuring charges mainly related to workforce reduction and a gain of EUR 35 million due to a divestment.
Philips Group
Restructuring charges in millions of EUR

	2025	2024
Restructuring charges per segment:
Diagnosis & Treatment	42	122
Connected Care	109	29
Personal Health	17	25
Other	74	91
Philips Group	242	268

Cost breakdown of restructuring charges:
Provision for personnel lay-off costs	124	106
Restructuring-related asset impairment	37	134
Other restructuring-related costs	81	29
Philips Group	242	268
In 2025, Philips continued general productivity actions aimed at simplifying the organization to streamline ways of working and reduce operating expenses. Several restructuring projects were executed during the year, of which the most significant impacted the segments
Other and Connected Care and mainly took place in the US and the
Netherlands.
For further information on restructuring, refer to Provisions.
Philips Group
Acquisition-related charges in millions of EUR

	2025	2024
Diagnosis & Treatment	2	34
Connected Care	17	24
Philips Group	19	58
In 2025, acquisition-related charges in the Connected Care segment mainly related to post-acquisition integration charges of Biotelemetry.
(In 2024, acquisition-related charges in the Diagnosis & Treatment segment mainly related to the post-acquisition integration charges of
Spectranetics, and charges in the Connected Care segment mainly related to post-acquisition integration charges of BioTelemetry.)
Philips Group
Other items in millions of EUR

	2025	2024
Diagnosis & Treatment	77	45
Connected Care	188	765
Personal Health	-	-
Other	5	20
Philips Group	270	830

Consisting of:
Respironics litigation provision	-	984
Respironics insurance income	-	(538)
Respironics field-action running costs	112	133
Respironics consent decree charges	97	113
Respironics-related charges	209	691
Quality actions	89	123
Contract settlement gain	(27)	-
Remaining items	(1)	16
Philips Group	270	830
In 2025 Respironics-related charges totaled EUR 209 million. In 2024
Respironics-related charges totaled EUR 691 million.

39
Income from operations (EBIT) and Adjusted EBITA*
Philips Group
Income from operations and Adjusted EBITA 1 in millions of EUR unless otherwise stated

	Income from operations	As a % of sales	Adjusted EBITA ¹	As a % of sales
2025
Diagnosis & Treatment	804	9%	998	11.7%
Connected Care	89	2%	544	10.7%
Personal Health	631	17%	662	18.0%
Other	(100)		(9)
Philips Group	1,424	8%	2,195	12.3%
2024
Diagnosis & Treatment	592	7%	1,018	11.6%
Connected Care	(466)	(9%)	494	9.6%
Personal Health	544	16%	584	16.7%
Other	(142)		(18)
Philips Group	529	3%	2,077	11.5%
1Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.
Income from operations amounted to EUR 1,424 million, or 8% of sales, in 2025, compared with EUR 529 million, or 3% of sales, in 2024, mainly driven by higher gross margin, lower depreciation and amortization, lower Respironics-related expenses, and lower charges for
restructuring, acquisition-related and other items. Adjusted EBITA*
increased to EUR 2,195 million and the margin improved to 12.3%, compared with EUR 2,077 million and a margin of 11.5% in 2024, mainly driven by comparable sales growth, favorable mix effects, operational improvements and productivity actions, and partly offset by cost inflation and higher tariffs. Amortization of acquired intangible assets was EUR 240 million in 2025 compared with EUR 392 million in
2024. Amortization of acquired intangible assets was EUR 298 million in
2023, which also included goodwill impairment charges of EUR 8 million.
Diagnosis & Treatment
Income from operations increased to EUR 804 million in 2025, compared with EUR 592 million in 2024. This was mainly driven by operational improvements and productivity actions and favorable mix effects, offset by higher tariffs. Adjusted EBITA* increased to 11.7% of sales in 2025.
Amortization charges in 2025 were EUR 73 million. Amortization charges in 2024 were EUR 225 million and included the impairment of acquired intangible assets following product discontinuation.
Amortization and goodwill impairment charges in 2023 were EUR 98 million and included EUR 89 million amortization charges and EUR 8 million goodwill impairment charges.
Connected Care
Income from operations increased to EUR 89 million in 2025, compared with a loss of EUR (466) million in 2024. This was mainly driven by the comparative impact of EUR 984 million for the Respironics litigation provision (which was partly offset by EUR 538 million insurance income related to the Respironics product liability claims) recorded in 2024, higher comparable sales, operational improvements and productivity actions, partly offset by cost inflation and higher tariffs. Adjusted
EBITA* improved to 11% of sales in 2025.
Amortization charges were EUR 141 million in 2025, EUR 141 million in
2024 and EUR 178 million in 2023.
Personal Health
Income from operations increased to EUR 631 million in 2025, compared with EUR 544 million in 2024. This was mainly driven by sales growth, operational improvements and productivity actions, partly offset by higher tariffs and advertising and promotion spend. Adjusted EBITA*
increased to 18% of sales in 2025.
Amortization charges were EUR 14 million in 2025, EUR 15 million in
2024 and EUR 14 million in 2023.
Other
In Other we report on the items Innovation & Design, IP royalties,
Central costs and Other.
Income from operations amounted to a loss of EUR (100) million in
2025, compared with a loss of EUR (142) million in 2024. Adjusted
EBITA* amounted to a loss of EUR (9) million, compared with a loss of
EUR (18) million in 2024. The improvement in Income from operations and Adjusted EBITA was mainly driven by lower costs, and partly offset by lower royalty income.
Financial income and expense
Financial income and expenses resulted in a net expense of EUR 233 million in 2025, compared with a net expense of EUR 282 million in
2024, mainly due to lower provision related accretion costs in 2025 compared with 2024.
Income taxes
Income tax expense decreased to EUR (282) million in 2025, compared with an income tax expense of EUR (963) million in 2024. The income tax expense decreased by EUR 682 million year-on-year, mainly driven by the comparative impact of the de-recognition of deferred tax assets in the US in 2024 and recognition of deferred tax assets in other jurisdictions in 2025, partly offset by higher income before tax in 2025.
Investment in associates
Results of associates improved from a loss of EUR (124) million in 2024 to a loss of EUR (9) million in 2025. 2025 includes EUR (10) million for share of results of associates. 2024 includes impairments of EUR (103)
million and share of results of associates of EUR (20) million.
Discontinued operations
In 2025, discontinued operations included a loss of EUR (4) million, compared with an income of EUR 142 million in 2024, and a loss of EUR
(10) million in 2023. Discontinued operations consist of certain costs related to past divestments, including the Domestic Appliance business, which were previously reported as discontinued operations. For further information, refer to Discontinued operations and assets classified as held for sale.

40
Net income and earnings per share
Net income amounted to EUR 897 million in 2025, an increase of EUR
1,595 million compared with a loss of EUR (698) million in 2024, mainly driven by higher income from operations as previously explained, lower tax income tax charges, lower impairments in results of associates, and lower financial expenses. Net income is not allocated to segments, as certain income and expense line items are monitored on a centralized basis. Income from continuing operations attributable to shareholders per common share (in EUR) - diluted, was EUR 0.93 in 2025, compared with EUR (0.88), including the effect of the share dividend with respect to 2024 of EUR 0.02, for 2024.
Non-controlling interests
Net income attributable to non-controlling interests decreased from
EUR 3 million in 2024 to EUR 1 million in 2025.
*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

41
Financial position
Acquisitions and divestments
In 2025 and 2024, Philips did not make any acquisitions. In 2025, Philips completed two divestments for consideration of EUR 77 million, notably the Emergency Care business. The divestments were not individually material.
In 2024, Philips completed four divestments for a cash consideration of
EUR 118 million. The divestments were not individually material.
In 2023, Philips completed one acquisition involving a total net cash outflow of EUR 53 million (total equity price and settlement of debt).
The purchase price allocation was finalized in the second quarter of
2024. In 2023, Philips completed six divestments for a cash
consideration of EUR 80 million notably Philips Pharma Solutions in the
US. For details, please refer to Acquisitions and divestments.
Summary balance sheet
For details refer to Consolidated balance sheets.
Philips Group
Summary balance sheet information in millions of EUR

	2025	2024
Total non-current assets	17,012	18,955
Total current assets	9,932	10,022
Total assets	26,944	28,976

Total non-current liabilities	8,446	8,787
Total current liabilities	7,509	8,146
Total liabilities	15,954	16,933

Shareholders’ equity	10,957	12,006
Non-controlling interests	32	37
Group equity	10,990	12,043

Total liabilities and group equity	26,944	28,976
Debt position
Total debt outstanding at the end of 2025 was EUR 8,084 million, compared with EUR 7,639 million at the end of 2024.
Philips Group
Total debt outstanding in millions of EUR

	2025	2024
Long-term debt	6,934	7,113
Short-term debt	1,151	526
Debt	8,084	7,639
Philips Group
Balance sheet changes in debt in millions of EUR

	2025	2024
New lease liabilities	135	167
New borrowings long-term debt	1,057	710
Repayments long-term debt incl. leases	(609)	(763)
New borrowings (repayments) short-term debt	(24)	(30)
Forward contracts entered (matured)	127	(248)
Currency effects, consolidation changes and other	(241)	114
Changes in debt	446	(50)
In 2025, total debt increased by EUR 446 million primarily due to the issuance of fixed-rate notes with principal amount of EUR 1 billion maturing in 2030 and 2035, partly offset by the repayment of existing debt and leases, as well as the results of the tender offer for certain outstanding
EUR-denominated bonds due 2026, 2027, 2028 and 2029. The remainder of proceeds from the new issuance will be used for the repayment of USD and EUR bonds maturing in 2026.
In 2024, total debt decreased by EUR 50 million. The decrease was primarily the result of repayment of existing debt and leases as well as the maturity of forward contracts related to the share buyback program and long-term incentive and employee stock purchase plans, partly offset by the issuance of principal amount of EUR 700 million fixed rate notes maturing in 2032.
At the end of 2025, long-term debt as a proportion of the total debt stood at 86% with an average remaining term (including current portion) of 5.4 years, compared with 93% and 5.9 years, respectively, at the end of 2024. For further information, please refer to Debt.

42
Shareholders’ equity
In 2025, shareholders’ equity decreased by EUR 1,049 million to EUR
10,957 million at year-end. The decrease was mainly due to currency translation reductions in equity of EUR 1,667 million, primarily due to the depreciation of the US dollar against the euro in 2025 and the cash portion of the dividend paid to shareholders of EUR 328 million, partly offset by the net income attributable to shareholders of EUR 895 million.
In 2024, shareholders’ equity decreased by EUR 23 million to EUR
12,006 million at year-end. The decrease was mainly due to the net loss attributable to shareholders of EUR 702 million and currency translation gains in equity of EUR 751 million, primarily due to the appreciation of the US dollar against the euro in 2024.
Share capital structure
The number of issued common shares of Royal Philips as of December
31, 2025, was 962,920,132. At year-end 2025, the company held 11.6 million shares in treasury to cover obligations under Long-Term
Incentive plans. In 2025 (and earlier years), the company entered into several forward contracts to acquire its own shares, and as of December
31, 2025, the outstanding forward contracts related to 12.5 million shares. Philips issued 23 million shares in June 2025 in order to distribute the 2024 share portion of the dividend.
The number of issued common shares of Royal Philips as of December
31, 2024, was 939,939,384. At year-end 2024, the company held 14.9 million shares in treasury to cover obligations under Long-Term
Incentive plans. In 2024 (and earlier years), the company entered into several forward contracts to acquire its own shares, and as of December
31, 2024, the outstanding forward contracts related to 6.5 million shares. Philips issued 30.9 million shares in May 2024 in order to distribute the 2023 dividend. The company cancelled 4.4 million shares in June 2024.
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
For more information on share repurchase transactions entered into
2023, 2024, and 2025, refer to Equity.
Philips Group
Impact of share acquisitions and cancellations on share count
in thousands of shares as of December 31

	2025	2024	2023	2022	2021
Shares issued	962,920	939,939	913,516	889,315	883,899
Shares in treasury	11,631	14,930	7,113	7,835	13,717
Shares outstanding	951,289	925,009	906,403	881,481	870,182
Shares acquired	-	13,718	15,964	5,081	45,486
Shares cancelled	-	4,437	15,134	8,758	33,500

43
Philips Group
Total number of shares repurchased in thousands of shares unless otherwise stated

	Share repurchases related to shares acquired for capital reduction	Average price paid per share in EUR	Shares acquired for LTI’s	Average price paid per share in EUR	Total number of shares purchased	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programs 1 2 3	Approximate value of shares that may yet be purchased under the plans or programs in thousands of EUR 5 6
January 2025	-	-	-	-	-	-	-	131,518
February 2025	-	-	-	-	-	-	-	131,518
March 2025	-	-	-	-	-	-	-	131,518
April 2025	-	-	-	-	-	-	-	131,518
May 2025	-	-	-	-	-	-	-	131,518
June 2025	-	-	-	-	-	-	-	244,434
July 2025	-	-	-	-	-	-	-	244,434
August 2025	-	-	-	-	-	-	-	244,434
September 2025	-	-	-	-	-	-	-	246,621
October 2025	-	-	-	-	-	-	-	246,621
November 2025	-	-	-	-	-	-	-	246,621
December 2025	-	-	-	-	-	-	-	246,621
Total	-	-	-	-	-	-	-	246,621
Of which [4]
Purchased in the open market	-	-	-	-	-	-	-
Acquired through exercise of call options/ settlement of forward contracts	-	-	-	-	-	-	-
To be acquired by settlement of forward contracts after December 31, 2025								246,621
1First, on June 14, 2023, Philips announced that it would repurchase up to 7.1 million shares to cover certain of its obligations arising from its long-term incentive and employee stock purchase plans. Under this program, Philips entered into three forward contracts for an amount of EUR 138 million to acquire 7.1 million shares with settlement dates varying between November 2024 and November 2025. On September 15, 2025, the original settlement dates of the two remaining share tranches entered into under this program
(in total 4 million shares) have been extended to October and November 2026, respectively. Second, on August 5, 2024, Philips announced that it would repurchase shares for an amount of up to EUR 125 million to cover certain of its obligations arising from its Long-
Term Incentive plans. The repurchases were executed through a combination of open market purchases (in August 2024) and one forward contract for an amount of EUR 65 million to acquire 2.5 million shares with a settlement date in November 2026. Third, on
June 3, 2025, Royal Philips announced that it will repurchase up to 6 million shares to cover certain of its obligations arising from its Long-Term Incentive plans. To this end, Philips entered into three forward transactions to acquire 6 million shares with settlement dates in February, November and December 2027. For further details on these publicly announced plans or programs refer to Equity.
2Philips did not cancel shares in 2025.
3In 2025, Philips did not determine to terminate any publicly announced plans or programs prior to expiration, or determine that it intends not to make any further purchases under any publicly announced plans or programs.
4As described above, under its current repurchase arrangements, Philips will only acquire shares via forward contracts for future delivery of shares.
5All shares will be purchased through publicly announced plans or programs.
6Calculated considering the present value of the forward purchase contract obligations.

44
Cash flow and liquidity
Cash flows
The movements in cash and cash equivalents for the years ended
December 31, 2025 and 2024 are presented and explained as follows.
Philips Group
Condensed consolidated cash flows in millions of EUR

	2025	2024
Beginning cash and cash equivalents balance	2,401	1,869
Net cash flows from operating activities	1,172	1,569
Net cash flows from investing activities
Net capital expenditures	(660)	(663)
Other cash flows from investing activities	(77)	90
Net cash flows from financing activities
Treasury shares transactions	13	(410)
Changes in debt	424	(83)
Dividend paid to shareholders of the company	(328)	(1)
Other cash flow items	(141)	43
Net cash flows from discontinued operations	(10)	(13)
Ending cash and cash equivalents balance	2,794	2,401
Net cash flows from operating activities
Net cash flows from operating activities amounted to an inflow of EUR
1,172 million in 2025, compared with an inflow of EUR 1,569 million in
2024. This decrease is mainly due to the cash payment of EUR 1,025 million for Respironics recall-related medical monitoring and personal injury settlements in 2025, partly offset by improved working capital.
2024 included payments in connection with the Respironics economic loss settlement in the US and Respironics insurance proceeds. Free cash flow* amounted to a cash inflow of EUR 512 million in 2025, compared with an inflow of EUR 906 million in 2024.
Net cash flows from operating activities amounted to an inflow of EUR
1,569 million in 2024, compared with an inflow of EUR 2,136 million in
2023. This decrease was mainly due to the payments in connection with the Respironics economic loss settlement in the US and working capital outflows, partly offset by the Respironics insurance receipt. Free cash flow* amounted to a cash inflow of EUR 906 million in 2024, compared with an inflow of EUR 1,582 million in 2023.
Net cash flows from investing activities
Net cash flows from investing activities consist of net capital expenditures and other cash flows from investing activities. In 2025, other cash flows from investing activities amounted to a cash outflow of EUR 77 million, and mainly include minority investments and a cash payment with respect to foreign exchange derivative contracts.
Net capital expenditures were EUR 660 million in 2025, in line with
2024. Philips plans to expand its facilities in the U.S. and invest in additional manufacturing and R&D projects over the next several years to support the company’s growth in the U.S.
In 2024, other cash flows from investing activities amounted to a cash inflow of EUR 90 million, mainly due to proceeds from divested businesses and cash receipt with respect to foreign exchange derivative contracts.
Net cash flows from financing activities
Net cash flows from financing activities consist of treasury shares transactions, changes in debt, dividend paid and other cash flow items.
In 2025, treasury shares transactions mainly included the exercise of stock options, which resulted in EUR 13 million net cash inflow.
Changes in debt mainly includes the issuance of EUR 1 billion fixed-rate notes maturing in 2030 and 2035, partly offset by the repayment of existing debt and leases.
In 2024, treasury shares transactions mainly included share repurchases for capital reduction purposes, as well as related withholding taxes, and share repurchases for Long-Term Incentive plans, which resulted in
EUR 410 million net cash outflow. Changes in debt mainly included the new bond issuance of EUR 700 million and bond redemption of EUR
547 million, partly offset by debt repayments.
Other cash flow items
In 2025 and 2024, other cash flow items mainly reflect the foreign currency impact on the cash balance.
Net cash flows from discontinued operations
In 2025 and 2024, net cash used by discontinued operations mainly related to the tax claims of previously divested businesses.
Liquidity position
As of December 31, 2025, the Philips Group had access to available liquidity of EUR 3,796 million (2024: EUR 3,405 million) including cash and cash equivalents and a EUR 1 billion committed revolving credit facility, compared with gross debt of EUR 8,084 million (2024: EUR
7,639 million).
Philips Group
Liquidity position in millions of EUR

	2025	2024
Cash and cash equivalents	2,794	2,401
Listed equity investments at fair value ¹	2	4
Committed revolving credit facility	1,000	1,000
Liquidity	3,796	3,405

Short-term debt	(1,151)	(526)
Long-term debt	(6,934)	(7,113)
Debt	(8,084)	(7,639)

Net available liquidity resources	(4,289)	(4,233)
1Philips held listed equity investments at fair value (level 1) in common shares of companies in various industries. Refer to Other financial assets and Fair value of financial assets and liabilities.
In 2024, Philips extended the maturity of its EUR 1 billion committed revolving credit facility to 2029. The facility, undrawn in 2025, can be used for general group purposes, such as a backstop for its Commercial
Paper Program.
Philips’ Commercial Paper Program amounts to USD 2.5 billion, under which commercial paper can be issued up to 364 days in tenor, both in the US and in Europe, in any major freely convertible currency. As of
December 31, 2025, Philips had no commercial paper outstanding.
*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

45
Philips established a Euro Medium Term Note (EMTN) program, which facilitates the issuance of notes for a total amount of up to EUR 10 billion. In 2025, Philips issued two new tranches under the program for a total of EUR 1 billion fixed rate notes due 2030 and 2035 for general corporate purposes, including the repayment of USD and EUR bond maturities in 2026. As of December 31, 2025, the principal amount of notes outstanding under the EMTN program was EUR 4.5 billion.
The company’s liquidity risk management procedures have not
changed during 2025. The access to existing lines of credit remains intact. These lines of credit, along with other financial risks to which
Philips is exposed, are disclosed in Details of treasury and other financial risks. Further, with respect to potential claims related to the
Respironics recall, please refer to Contingencies. Management continues to monitor the risks associated with such potential claims and their impact on liquidity position, if any.
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
Philips pools cash from subsidiaries to the extent legally and economically feasible. Cash not pooled remains available for local operational needs or general purposes. We face cross-border foreign exchange controls and/or other legal restrictions in a few countries, which could limit our ability to make these balances available on short notice for general use by the group.
Philips believes its current liquidity and direct access to capital markets is sufficient to meet our present financing needs.
Cash obligations
Contractual cash obligations
The following table presents a summary of the Group’s fixed
contractual cash obligations and commitments as of December 31,
2025. These amounts are an estimate of future payments, which could change as a result of various factors, such as a change in interest rates, foreign exchange, and contractual provisions, as well as changes in our business strategy and needs. Therefore, the actual payments made in future periods may differ from those presented in the accompanying table.
Philips Group
Contractual cash obligations 1 2 in millions of EUR

	2025
	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt	7,086		1,630	1,806	3,650
Short-term debt	1,174	1,174
Interest on debt	1,765	216	402	361	786
Derivative liabilities	36	35	1	-	-
Purchase obligations ³	1,189	293	390	306	200
Trade and other payables	1,927	1,927
Contractual cash obligations	13,177	3,645	2,423	2,473	4,636
1Amounts in this table are undiscounted
2This table excludes post-employment benefit plan contribution commitments, contingent consideration and income tax liabilities with respect to tax risks because it is not possible to make a reasonably reliable estimate of the actual period of cash settlement.
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
Debt includes forward contracts of EUR 260 million (nominal value)
relating to the repurchase of shares to cover long-term incentive and employee stock purchase plans. In 2025, Philips extended the maturity of EUR 76 million relating to the repurchase of up to 4 million shares for long-term incentive from the third-quarter of 2025 to the third quarter of 2026, and entered into a forward contract for EUR 119 million that matures in 2027 relating to the repurchase of up to 6 million shares for long-term incentive and employee stock purchase plans.
Philips offers voluntary supply chain finance programs with third parties, which provide participating suppliers with the opportunity to factor their trade receivables at the sole discretion of both the suppliers and the third parties. Philips continues to recognize these liabilities as trade payables and settles them accordingly on the invoice maturity date based on the terms and conditions of these arrangements. As of December 31,
2025, approximately EUR 117 million (2024: EUR 97 million) of the Philips accounts payable were transferred under these arrangements.

46
Other cash commitments
Philips and our subsidiaries sponsor post-employment benefit plans in many countries in accordance with legal requirements, customs, and the local situation in the countries involved. For a discussion of the plans and expected cash outflows, please refer to Post-employment benefits.
We had various provisions by the end of 2025 that are expected to result in cash outflows in 2026. Refer to Provisions.
Philips has contracts with investment funds in which we committed to make, under certain conditions, capital contributions to these funds of an aggregated remaining amount of EUR 112 million (2024: EUR 130 million). Capital contributions already made to these investment funds are recorded as non-current financial assets.
Please refer to Dividend for information on the proposed dividend distribution.
Please refer to Equity for information on other long-term incentive and employee stock purchase plans.
Guarantees
Business-related guarantees on behalf of third parties and associates amount to EUR 4 million as of December 31, 2025 (December 31, 2024:
EUR 343 million), and are not recorded on the balance sheet. The decrease compared to the prior year primarily reflects that the insurance‑related product‑liability exposure associated with the
Respironics recall was settled and, accordingly, was no longer outstanding as of December 31, 2025.
Dividend
Dividend policy
Philips’ dividend policy is aimed at dividend stability and a pay-out ratio of 40% to 50% of adjusted income from continuing operations
attributable to shareholders*.
Proposed distribution
A proposal will be submitted to the Annual General Meeting of
Shareholders, to be held on May 8, 2026, to declare a distribution of
EUR 0.85 per common share, in shares or cash at the option of the shareholder, against the net income for 2025.
If the above dividend proposal is adopted, the shares will be traded ex-
dividend at the Euronext Amsterdam as of May 12, 2026, and at the
New York Stock Exchange as of May 13, 2026. In compliance with the listing requirements of Euronext Amsterdam and the New York Stock
Exchange, the dividend record date will be May 13, 2026.
Shareholders will be given the opportunity to make their choice between shares and cash between May 14 and May 28, 2026, for shares traded at the New York Stock Exchange, and between May 14 and May
29, 2026, for shares traded at Euronext Amsterdam. If no choice is made during this election period, the dividend will be distributed in shares.
The number of share dividend rights entitled to one new common share will be determined based on the volume weighted average price of all traded common shares of Koninklijke Philips N.V. at Euronext
Amsterdam on May 27, 28 and 29, 2026. The company will calculate the number of share dividend rights entitled to one new common share
(the ratio), such that the gross dividend in shares will be approximately equal to EUR 0.85. The ratio and the number of shares to be issued will be announced on June 2, 2026. Delivery of new common shares and payment of the dividend, with settlement of fractions in cash, if required, will take place from June 3, 2026.

	Ex-dividend date	Record date	Distribution from
Euronext Amsterdam	May 12, 2026	May 13, 2026	June 3, 2026
New York Stock Exchange	May 13, 2026	May 13, 2026	June 3, 2026
Further details will be given in the agenda with explanatory notes for the 2026 Annual General Meeting of Shareholders. The proposed distribution and all dates mentioned remain provisional until then.
Dividend in shares is subject to 15% dividend withholding tax, but only with respect to the par value of the shares (EUR 0.20 per share).
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
holders of shares of the New York Registry:
Philips Group
Gross dividends on the common shares (per share)

	2025 ¹	2024 ¹	2023 ²	2022 ²	2021 ¹
in EUR	0.85	0.85	0.85	0.85	0.85
in USD	0.97	0.92	0.93	0.90	1.03
1In cash or shares at the election of shareholder
2In shares only
*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

47
Governance

48
Governance
This section describes the governance framework that enables us to operationalize our purpose by adopting a fully integrated approach to doing business responsibly and sustainably.
Corporate governance
Management and oversight responsibilities and accountability within our company are ultimately guided by the corporate governance of the parent company of the Philips Group, Koninklijke Philips N.V. (Royal
Philips). Royal Philips is a company organized under Dutch law and its shares have been listed on the Amsterdam stock exchange (Euronext
Amsterdam) since 1912. In addition, Royal Philips’ shares have been traded in the United States since 1962 and have been listed on the New
York Stock Exchange since 1987.
Royal Philips has a two-tier board structure consisting of a Board of
Management and a Supervisory Board, each of which is accountable to the General Meeting of Shareholders for the fulfillment of its respective duties. The members of the Board of Management,
supported by the other members of the Executive Committee, drive the company’s management agenda and share responsibility for the continuity of the Philips Group, focusing on sustainable long-term value creation. The independent Supervisory Board supervises the
Board of Management and the Executive Committee and advises them on general policies related to the activities of the company, including setting and executing the strategy of the Philips Group. These responsibilities include the oversight of the Environmental, Social and
Governance (ESG) dimensions and their integration into the company’s overarching strategy, which is a responsibility of the Supervisory Board as a whole because of their significance.
Philips is governed by Dutch corporate and securities laws, its Articles of
Association, and the Rules of Procedure of the Board of Management
and the Executive Committee and of the Supervisory Board,
respectively. Our corporate governance framework is also based on the
Dutch Corporate Governance Code (dated March 20, 2025) and US laws and regulations applicable to Foreign Private Issuers.
Board of Management and Executive Committee
Introduction
The Board of Management is entrusted with the management of the company. Certain key officers have been appointed to support the
Board of Management in the fulfillment of its managerial duties. The members of the Board of Management and these key officers together constitute the Executive Committee, which consists of 14 members on the date of this Corporate governance report. In this Corporate governance report, wherever the Executive Committee is mentioned, this also includes the members of the Board of Management, unless the context requires otherwise. Please refer to Members of the Board of
Management and Executive Committee for an overview of the current members.
Under the chairmanship of the President/Chief Executive Officer (CEO), and supported by the other members of the Executive Committee, the members of the Board of Management drive the company’s
management agenda and share responsibility for the continuity of the
Philips Group. Please refer to the Rules of Procedure of the Board of
Management and the Executive Committee, which are published on the Philips website, for a description of further responsibilities and tasks, as well as procedures for meetings, resolutions, and minutes.
In fulfilling their duties, the members of the Board of Management and
Executive Committee are guided by the interests of Philips and the affiliated enterprise, taking into account the interests of our stakeholders. The Board of Management and the Executive Committee
have adopted a division of responsibilities based on the Functions,
Businesses and Regions, each of which is monitored and reviewed by the individual members. The Board of Management is accountable for the actions and decisions of the Executive Committee and has ultimate responsibility for external reporting (including reporting to the shareholders).
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
Certain important decisions of the Board of Management require
Supervisory Board approval, including decisions concerning: the operational and financial objectives and the strategy designed to achieve these objectives; the issue, repurchase or cancellation of shares;
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
The CEO and the other members of the Board of Management are appointed for a (maximum) term of four years, it being understood that this term expires at the closing of the General Meeting of
Shareholders to be held in the fourth calendar year after the year of their appointment or, if applicable, at a later retirement date or other contractual termination date in the fourth year, unless the General
Meeting of Shareholders resolves otherwise. The same applies in the case of re-appointment, which is possible for consecutive terms of (a

49
maximum of) four years. A (re-)appointment schedule for the Board of
Management is published on the Philips website.
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
Supervisory Board
Introduction
The Supervisory Board oversees the policies, management and general affairs of Philips, and assists the Board of Management and the
Executive Committee with advice on general policies related to Philips’
activities. In fulfilling their duties, the members of the Supervisory
Board shall be guided by the interests of Philips and the affiliated enterprise, taking into account the interests of our stakeholders.
In the two-tier corporate structure under Dutch law, the Supervisory
Board is a separate body that is independent of the Board of
Management and the company. Its independent character is also reflected in the requirement that members of the Supervisory Board can be neither a member of the Board of Management nor an
employee of the company. On the date of this Corporate governance report, the Supervisory Board as a whole is considered independent, as
10 out of 11 members (91%) are independent under the Dutch
Corporate Governance Code, and for Mr Ribadeau-Dumas the
independence exception of best practice provision 2.1.7(iii) of the
Dutch Corporate Governance Code is deemed to apply. Furthermore, all members of its Audit Committee are independent under the rules of the US Securities and Exchange Commission, applicable to the Audit
Committee.
The Supervisory Board must approve certain important decisions of the
Board of Management. The Supervisory Board and its individual members each have a responsibility to request from the Board of
Management, the Executive Committee and the external auditor all information that the Supervisory Board needs in order to be able to carry out its duties properly as a supervisory body.
Please refer to the Rules of Procedure of the Supervisory Board, which are published on the Philips website, for a description of further responsibilities and tasks, as well as procedures for meetings, resolutions and minutes.
In its report (included in the Philips Annual Report), the Supervisory
Board describes the composition and functioning of the Supervisory
Board and its committees, their activities in the financial year, the number of committee meetings held and the main items discussed.
Please refer to Supervisory Board report. Please also refer to
Supervisory Board for an overview of the members of the Supervisory
Board.
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
The report of the Supervisory Board must state the reasons for any re-
appointment beyond an eight-year period.
A (re-)appointment schedule for the Supervisory Board is published on the Philips website.
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
Candidates for appointment to the Supervisory Board are selected taking into account the Diversity Policy, which is published on the
Philips website. The Supervisory Board’s composition furthermore follows the profile included in the Rules of Procedure of the
Supervisory Board, and the size of the board may vary as it considers appropriate to support its profile. Please refer to Supervisory Board report. Typically, newly appointed members of the Supervisory Board follow an induction program and interact with Executive Committee members for deep-dives on matters such as strategy, finance and investor relations, quality, governance, legal, sustainability and digitization.

50
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
As announced on August 14, 2023, Philips and Exor N.V. entered into a
Relationship Agreement on August 13, 2023, which has been published on the Philips website. The relationship agreement includes Exor’s commitment to be a long-term minority investor in Philips and its right to propose one member to the Supervisory Board. In this context, it is noted that, for as long as Exor has such nomination right pursuant to the relationship agreement, the independence exception of best practice provision 2.1.7(iii) of the Dutch Corporate Governance Code is
deemed to apply to any Exor nominee that has been appointed upon such nomination in accordance with the Relationship Agreement.
Supervisory Board committees
The Supervisory Board, while retaining overall responsibility, has assigned certain tasks to four committees: the Corporate Governance and Nomination & Selection Committee, the Remuneration Committee,
the Audit Committee, and the Quality & Regulatory Committee. Each
committee reports to the full Supervisory Board. Please refer to the charters of the respective committees, which are published on the
Philips website as part of the Rules of Procedure of the Supervisory
Board, for a description of their responsibilities, composition, meetings and working procedures.
The Corporate Governance and Nomination & Selection Committee is
responsible for preparing selection criteria and appointment procedures for members of the Supervisory Board, the Board of
Management and the Executive Committee. The Committee makes
proposals to the Supervisory Board for the (re)appointment of such members, and periodically assesses their functioning. The Committee also periodically assesses the Executive Committee succession planning and the Diversity Policy, and supervises the policy of the Executive
Committee on the selection criteria and appointment procedures for
Philips executives. At least once a year, the Committee reviews the corporate governance principles applicable to Philips, and advises the
Supervisory Board on any changes to these principles that it deems appropriate.
The Remuneration Committee is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Executive Committee. The
Committee prepares an annual remuneration report, which is published on the Philips website by the Supervisory Board ahead of the Annual
General Meeting of Shareholders. In performing its duties and responsibilities, the Remuneration Committee is assisted by an external consultant and an in-house remuneration expert.
The Audit Committee assists the Supervisory Board in fulfilling its oversight responsibilities for: the integrity of the financial statements;
the financial and non-financial (ESG) reporting processes; the effectiveness (also in respect of the reporting process) of the risk management and internal control framework; the internal and
external audit process; the internal and external auditor’s
qualifications, independence and performance; and the process for monitoring compliance with laws and regulations and the General
Business Principles (including related manuals, training and tools). It reviews the annual and interim financial statements, including non-
financial information, prior to publication and advises the Supervisory
Board on the adequacy and appropriateness of internal control policies and internal audit programs and their findings. The Committee furthermore supervises the Internal Audit Function, maintains contact with and supervises the external auditor and prepares the nomination of the external auditor for appointment by the General Meeting of
Shareholders.
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
The Quality & Regulatory Committee has been established by the
Supervisory Board in view of the central importance of the quality and
(patient) safety of Philips’ products, systems, services and software, as well as the development, testing, manufacturing, marketing and servicing thereof, and the regulatory requirements relating thereto.
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
The current remuneration policies for the Board of Management and the Supervisory Board, respectively, were adopted in 2024 and are published on the Philips website. Pursuant to Dutch law, the shareholders are entitled to vote on the adoption of the separate remuneration policies for the Board of Management and the
Supervisory Board at the Annual General Meeting of Shareholders (at
least) every four years. The adoption of a remuneration policy will require a special majority of three-quarters of the votes cast (as the
Articles of Association do not provide for a lower majority).
A description of the composition of the remuneration paid and owed to the individual members of the Board of Management and the
Supervisory Board is included in the annual Remuneration Report (as prepared by the Remuneration Committee, adopted by the Supervisory

51
Board and published on the Philips website). Shareholders have an advisory vote at each Annual General Meeting of Shareholders on the
Remuneration Report relating to the preceding financial year.
Pursuant to Dutch law, the Supervisory Board is authorized to reduce or eliminate unpaid bonuses awarded to members of the Board of
Management if payment or delivery of the bonus would be
unacceptable according to the principles of reasonableness and fairness. Philips, which in this respect may also be represented by the
Supervisory Board or a special representative appointed for this purpose by the General Meeting of Shareholders, may also request return of bonuses already paid or delivered insofar as these have been granted on the basis of incorrect information on the fulfillment of the relevant performance criteria or other conditions. Bonuses are broadly defined as ‘non-fixed’ (variable) remuneration – either in cash or in the form of share-based compensation – that is conditional in whole or in part on the achievement of certain targets or the occurrence of certain circumstances. The explanatory notes to the balance sheet shall report on any moderation and/or claim for repayment of Board of
Management remuneration. No such reduction of unpaid bonuses or requests for repayment occurred during the financial year 2025.
In compliance with the Dutch Corporate Governance Code, Philips does not grant personal loans to, or guarantees on behalf of, members of the Board of Management or the Supervisory Board. No such loans were granted and no such guarantees were issued in 2025, nor were any loans or guarantees outstanding as of December 31, 2025.
Also in compliance with the Dutch Corporate Governance Code, the
Articles of Association provide that shares or rights to shares shall not be granted to members of the Supervisory Board.
Members of the Board of Management and the Supervisory Board may
only hold shares in Philips for the purpose of long-term investment and must refrain from short-term transactions in Philips securities.
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
Indemnification
Unless Dutch law provides otherwise, the members of the Board of
Management and of the Supervisory Board shall be reimbursed for various costs and expenses, such as the reasonable costs of defending claims, as formalized in the Articles of Association. Under certain circumstances, described in the Articles of Association, such as an act or failure to act by a member of the Board of Management or a member of the Supervisory Board that can be characterized as intentional
(opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar), there will be no entitlement to this reimbursement unless the law or the principles of reasonableness and fairness require otherwise. The company has also taken out liability insurance (D&O – Directors & Officers) for the persons concerned.
Diversity
The Diversity Policy for the Supervisory Board, Board of Management
and Executive Committee was adopted in 2017 and revised in February
2023 and July 2025, and it is published on the Philips website. Pursuant to the Diversity Policy, the selection of candidates for appointments is based on merit and its criteria aim to ensure that the Supervisory
Board, the Board of Management and the Executive Committee have sufficient diversity of views and the expertise needed for a good understanding of current affairs and longer-term risks and
opportunities related to Philips’ business. The nature and complexity of our business is considered when assessing the optimal mix of perspectives, as well as the social and environmental context in which we operate.
The composition of the Supervisory Board furthermore follows its profile as included in the Rules of Procedure of the Supervisory Board.
Also, effective 2022, Dutch law provides mandatory gender quota for the Supervisory Board. For more information on the profile and current composition of the Supervisory Board refer to Supervisory Board report.
Effective 2022, Dutch law requires listed companies to set appropriate and ambitious gender diversity targets for the Board of Management and for a management level of a seniority to be determined by the company. To this end, the Diversity Policy includes the Supervisory
Board’s aim that at least one-third of the members of the Board of
Management and Executive Committee are women, and at least one-
third are men. The composition of the Board of Management and the
Executive Committee, respectively, currently meets this aim.
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
In compliance with the Dutch Corporate Governance Code, our
corporate governance includes rules to specify situations in which a potential or actual conflict may exist, procedures to avoid such conflicts of interest as much as possible, and procedures to deal with such conflicts should they arise. Relevant matters relating to conflicts of interest, if any, must be mentioned in the Annual Report (specifically the management report) for the financial year in question. No decision to enter into any such material transaction in which there is a conflict of interest with a member of the Board of Management or the
Supervisory Board, or with any major shareholder (holding at least 10%
of shares) was taken during the financial year 2025.

52
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
Dutch law provides for certain limitations on the number of Non-
Executive Directorships a member of the Board of Management or
Supervisory Board may hold. No member of the Board of Management shall hold more than two Non-Executive Directorships at ‘large’
companies (naamloze vennootschappen or besloten vennootschappen)
or ‘large’ foundations (stichtingen), as defined under Dutch law, and no member of the Board of Management shall hold the position of chairman of another one-tier board or the position of chairman of another supervisory board. No member of the Supervisory Board shall hold more than five Non-Executive Directorships at such companies or foundations, with a position as chairman counting for two. During the financial year 2025 all members of the Board of Management and the
Supervisory Board complied with the limitations described in this paragraph.
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
Shareholders’ meetings are convened by public notice via the Philips website, and registered shareholders are notified by letter or by electronic means of communication at least 42 days prior to the day of the relevant meeting. Shareholders who wish to exercise the rights attached to their shares with respect to a shareholders’ meeting are required to register for such meeting. Shareholders may attend a meeting in person, vote by proxy (via an independent third party) or grant a power of attorney to a third party to attend the meeting and vote on their behalf. Details on registration for meetings, attendance and proxy voting will be included in the notice convening the relevant meeting.
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
Written requests may be submitted electronically and shall comply with the procedure stipulated by the Board of Management, which is posted on the Philips website.
Pursuant to Dutch law, shareholders requesting an item to be included on the agenda of a meeting have an obligation to disclose their full economic interest (i.e., long position and short position). Philips has the obligation to publish such disclosures on our website.
Main powers of the General Meeting of Shareholders
The powers are:
•to appoint, suspend and dismiss members of the Board of
Management and the Supervisory Board
•to adopt remuneration policies for the Board of Management and the Supervisory Board, to determine the remuneration of the
individual members of the Supervisory Board and to approve long-
term incentive (equity-based) plans for the Board of Management
•to adopt the annual accounts, to declare dividends and to discharge the Board of Management and the Supervisory Board from any
liability with respect to the performance of their respective duties for the previous financial year
•to appoint the company’s external auditor
•to adopt amendments to the Articles of Association and proposals to dissolve or liquidate the company
•to issue shares or rights to shares
•to restrict or exclude pre-emptive rights of shareholders and to repurchase or cancel outstanding shares
•in accordance with Dutch law, to approve decisions of the Board of
Management that are so far-reaching that they would greatly
change the identity or nature of the company or the business
We apply principle 4.1 of the Dutch Corporate Governance Code within the framework of the Articles of Association and Dutch law and in the
manner described in this Corporate governance report. All issued and outstanding shares carry voting rights and each share confers the right to cast one vote in a shareholders’ meeting. Pursuant to Dutch law, no votes may be cast at a General Meeting of Shareholders with respect to shares that are held by Philips. Furthermore, there are no special statutory rights attached to the shares of the company, and no restrictions on the voting rights of the company’s shares exist. Subject to certain exceptions provided by Dutch law and/or the Articles of
Association, resolutions of the General Meeting of Shareholders are passed by an absolute majority of votes cast and do not require a quorum.
Share capital: issue and repurchase of (rights to) shares
The authorized share capital of the company amounts to EUR 800 million, divided into 2 billion common shares with a nominal value of
20 eurocents each and 2 billion preference shares, also with a nominal

53
value of 20 eurocents each. On December 31, 2025, the issued share capital amounted to EUR 192,584,026.40 divided into 962,920,132 common shares and no preference shares. All shares are fully paid-up.
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
As per December 31, 2025, approximately 93% of the common shares were held through the system of Euroclear Nederland (Euroclear shares) and approximately 7% of the common shares were represented by New York Registry Shares issued in the name of approximately 731 holders of record. The latter include Cede & Co. Cede & Co acts as nominee for The Depository Trust Company, which holds the shares
(indirectly) for individual investors as beneficiaries. Deutsche Bank Trust
Company Americas is Philips’ New York transfer agent, registrar and dividend disbursing agent. Since certain shares are held by brokers and other nominees, these numbers may not be representative of the actual number of US beneficial holders or the number of New York Registry
Shares beneficially held by US residents.
At the 2025 Annual General Meeting of Shareholders, it was resolved to authorize the Board of Management, subject to the approval of the
Supervisory Board, to issue shares or to grant rights to acquire shares, as well as to restrict or exclude the pre-emption right accruing to shareholders for a period of 18 months. This authorization is limited to a maximum of 10% of the number of shares issued as of May 8, 2025.
In addition, at the 2025 Annual General Meeting of Shareholders, it
was resolved to authorize the Board of Management, for a period of 18 months and subject to the approval of the Supervisory Board, to acquire shares in Philips within the limits of the Articles of Association and within a certain price range. The maximum number of shares
Philips may hold will not exceed 10% of the issued share capital as of
May 8, 2025. The number of shares may be increased by 10% of the issued capital as of that same date in connection with the execution of share repurchase programs for capital reduction programs.
The Philips integrated operating model
Our operating model is designed to enable us to deliver on our purpose, driving impact and creating value for our stakeholders. And to do so responsibly and sustainably, ensuring patient safety, quality, compliance and integrity. The model is intended to promote
accountability and agility, based on the following fundamentals:
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
•Strategy
•Structure & Governance
•People & Culture
•Performance Management
•Policies, Processes, Systems & Data
More information on our strategic focus can be found in Strategic focus.
Structure and governance
In order to meet the needs of patients, customers and consumers, our empowered Business Units are supported by the Regions and Functions.
Business Units, Businesses and segments
Our Business Units are in the lead, accountable for value creation through their value streams. Our Business Unit leaders have full accountability for meeting customer needs and their end-to-end P&L, including patient safety and quality and supply chain performance.
Business Units are broken down into business categories, where relevant.
The Businesses are lean, and their leaders ensure consistent alignment among the Business Units’ strategies and goals. They also execute performance management toward the Business Units, including target setting.
Our segment leaders ensure strategic execution and focus cross-
Business, and they are held accountable by the Board of Management for the results of their underlying Businesses/Business Units. The three segments are Diagnosis & Treatment, Connected Care, and Personal
Health, as also disclosed in our external reporting.
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
Functions
Our Functions’ core objective is to drive excellence (for reasons of skill, scope and scale) across the organization. Functions deliver cost-
effective services, ensure legal and regulatory requirements are met, and propose enterprise policies, standards, guidance and infrastructure, as well as build and share capabilities and expertise.
Performance management
We set ambitious targets and closely manage performance through a disciplined and focused operating cadence. Our performance
management system is based on an annual planning cycle, in which we translate our vision and strategy into objectives and plans. The cycle starts with strategic planning, where we define our long-term ambitions, both financial and non-financial, and set our long-term

54
priorities. Each year, Philips’ strategic plan is translated into an annual operating plan, underpinned with Business Unit, Regional and
Functional plans. Detailed plans to achieve the company’s targets are cascaded into the organization and, ultimately, people’s personal objectives, making clear what performance and behaviors are expected from them.
Policies, processes, systems and data
Our framework of policies, processes, systems and data principles applies throughout the organization. It allows our Business Units flexibility to adapt to specific requirements in order to meet specific
Business Unit needs.
Enterprise-wide policies provide high-level mandatory rules that apply to all Philips employees. All enterprise-wide policies are maintained through a standard process and approved by the Board of
Management. Function leaders can set more specific policies and standards within their mandate.
Philips’ processes are captured in our process framework, where we manage end-to-end connections and define the critical process elements (including the ‘what’ and ‘how’, roles and responsibilities, systems and data, and compliance requirements). The process
framework provides the foundation for our management systems, including quality, environmental, and health and safety, to ensure a compliant approach for processes, systems, data and competencies for a specific management area.
Patient safety, quality and regulatory and the
Medical Office
Enabling the delivery of patient-centric, safe, and high-quality care –
the essence of patient safety and quality – is foundational to Philips’
purpose. The Patient Safety and Quality organization brings together the quality and regulatory affairs as one unified team in close coordination with the Medical Office. This team is positioned to foster the quality culture and implement the capabilities, processes, and tools required for operating in the highly regulated healthcare technology industry. This structured approach promotes non-conformance
management, high standards of product quality, and compliance. The
Chief Patient Safety and Quality Officer is a member of the Philips
Executive Committee and reports directly to the Chief Executive Officer.
Our processes are designed to address specific, potentially negative impacts to patients, customers and consumers. They include:
•maintaining effective Quality Management Systems (QMSs)
•tracking Corrective and Preventive Action (CAPA) and complaint management performance, and supporting those who are
accountable for the performance and reporting results (ultimately to the Board of Management)
•performing external audits for compliance and standards
certification
•performing internal QMS audits
•having quarterly reviews by the Quality & Regulatory Committee of the Supervisory Board
As part of our CAPA approach, a centralized system collects, manages, addresses and stores complaints and other feedback from customers.
Teams in all Businesses, Regions, and Functions foster a quality culture and mindset, where all employees are encouraged to speak up and share ideas for improving the safety and efficacy of our products. In
September 2025, Philips launched the Blue Heart Series, which included videos aimed at reinforcing our shared commitment to compliance, promoting the SpeakUp program, and fostering patient safety and quality as part of our overall culture. Employees reflected on how these elements, in particular patient safety and quality, are a personal commitment and obligation. We also continued to strengthen the patient safety and quality performance review meetings with each
Business individually and in the aggregate. We set patient safety and quality key performance indicators for the company in 2026, and quality performance metrics are part of the remuneration of all Philips executives. Additionally, every Philips employee has a patient safety and quality goal as part of annual people performance management.
Quality
We strive to continuously raise our performance to deliver safe and high-quality products, services, and solutions, which are compliant with quality and safety standards and all applicable laws. We have undertaken a top-to-bottom review and renewal of our systems and processes in collaboration with global regulatory agencies, and these efforts continue. In 2025, we continued to simplify how we work and improve accountability and ownership, and further strengthened our engineering capabilities for product development in areas such as quality systems engineering, reliability and software design.
We further reduced the number of QMSs in which we operate and continued our investment in systems, capabilities and training to reduce complexity and improve execution effectiveness.
FDA regulatory actions
Our commitment to patient safety and quality remains our highest priority and is embedded in our corporate strategy. This commitment includes engagement with global regulatory bodies, including the US
Food and Drug Administration (FDA). In 2025, we hosted 10 FDA inspections, and six resulted in zero observations. The remaining four resulted in a total of 14 observations. We are addressing regulatory enforcement actions, including one formal warning letter and ongoing recalls of our medical devices. In 2025, we addressed two Class I and 38
Class II recalls.
Philips Group
US FDA regulatory actions

Patient Safety and Quality	2025	2024	2023
Total Class I Recalls	2	5	6
Total Class II Recalls	38	31	40
Warning letters issued (FDA)	1	2	0

55
In early 2025, the FDA conducted intensive inspections of nine of our facilities. Three of these inspections led to observations relating to documentation, processes and procedures. These relate to Philips
Ultrasound facilities in the US, and a Philips site in the Netherlands that manufactures two products for the Enterprise Informatics business. The observations materialized in a warning letter. Philips submitted a response to the agency in accordance with regulatory requirements, and we are determined to resolve these issues to the full satisfaction of the FDA with the needs of patients and clinicians central to our focus.
We are committed to continuously improving our documentation, processes and procedures in close collaboration with all relevant global regulators.
Regulatory Affairs
Regulatory Affairs, with representation on the leadership team of each
Business and Region, further strengthened internal governance and requirements for engagements with national regulatory authorities, such as the FDA, European Medicines Agency (EMA), China's National
Medical Products Administration, notified bodies, and national competent authorities in the EU.
As Philips is a global business in a dynamic regulatory environment,
Regulatory Affairs bolsters our compliance with evolving regulations related to innovations in areas such as AI, healthcare informatics, and software design. Sought as strategic partners, the Regulatory Affairs team participated in international consensus standards groups alongside regulators and engaged with international regulators as invited experts and speakers at the International Medical Device
Regulators Forum, Global Harmonization Working Party, and other meetings. Regulatory Affairs is working with the National Institutes of
Health in the US to establish ethical applications of AI in medical devices.
Medical Office
The Medical Office focuses on supporting our Businesses; navigating the intricacies of addressing patients’ and customers’ unmet needs across a variety of ecosystems; and helping teams develop solutions that are safe, effective, and relevant for patients and healthcare providers.
The Medical Office is a global team of medical and scientific experts working within and across Businesses and is led by the Chief Medical
Officer, who reports directly to the Chief Executive Officer.
The team is responsible for the design, generation, and sharing of clinical and economic evidence to show the value of our innovations in terms of enhancing the patient and care provider experience, improving patient outcomes, and increasing healthcare system productivity. The team collaborates with healthcare providers, and medical and scientific communities, as well as with private healthcare payers, governments and policy makers to expand access to, and ensure widespread use of, our innovations.
In 2025, we expanded the Philips Medical Office, further enhancing our own expertise and adding clinical partnership and public-private partnership expertise, to help accelerate innovation and business growth. We continued with the Philips Safety Board as a cross-
functional forum, led by the Philips Medical Office, to provide independent expert advice to guide and support the Businesses on pre-
and post-market product safety and risk evaluations.
The team continued advocacy and investment to combat non-
communicable diseases, including cardiovascular disease and stroke, as well as to promote radiation safety, medical device testing, and improved access to physician and staff training, among others. The health economics team continued to contribute economic evidence to support innovation and expand access to high-quality care.
General Business Principles (GBP)
While pursuing our business objectives, we aim to be a responsible partner in society, acting with integrity towards our employees, customers, patients, business partners and shareholders, as well as the wider community in which we operate. To that end, our GBP – part of the Philips operating model – and their underlying policies incorporate and represent the fundamental principles by which all Philips
Businesses and employees around the globe must abide. They set the minimum standard for our business conduct as a health technology company, for our individual employees and for our subsidiaries, and
Philips rigorously enforces compliance. Our GBP also serve as a reference for the business conduct we expect from all our business partners. The GBP and underlying policies, including the Finance Code of Ethics and Procurement Code of Ethics, are published on the company website at www.philips.com/gbp.
The GBP (updated in 2024) include legal developments and input from stakeholders, including internal Functions (e.g., Group Sustainability,
People, Legal). The Universal Declaration of Human Rights, the UN
Convention against Corruption and other standards served as a reference. The GBP include principles of doing business with integrity at work, integrity in the market, and professional integrity outside work. They set our integrity standard on inside information, aiming to prevent trading on or improper disclosure of non-public, price-sensitive information related to Philips securities or securities of companies that
Philips is seeking to acquire. More specifically, Philips has adopted rules of conduct, governing the purchase, sale and other dispositions of
Philips securities, that are designed to promote compliance with applicable insider trading and other market abuse laws, rules and regulations (in particular the EU Market Abuse Regulation) and applicable listing standards. The rules of conduct which apply to all employees, the members of the Board of Management and the
Supervisory Board of Royal Philips. The GBP also include principles on conducting business with honesty and integrity, and they explicitly prohibit corrupt practices, acts of bribery and facilitation payments.
More detailed guidance is included in the Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy, which is explicitly referenced in and forms an integral part of the GBP.
The GBP are referenced and included in labor contracts and business partner agreements. Translations of the GBP are available in 30 languages, allowing almost every employee to read the GBP in their native language. Detailed underlying policies, manuals, training, and tools are in place to give employees practical guidance on how to apply and uphold the GBP in their daily work environment. Each year, employees reconfirm their commitment to the code of conduct after completing their GBP e-learning, and there is an additional annual signed commitment for executives. A similar signed commitment is in place for finance and procurement staff for their respective codes of conduct. In 2025, the Supervisory Board was also trained on the GBP through the Blue Heart Series, focusing on patient safety, quality and integrity.

56
The Executive Committee is responsible for the effective deployment of the GBP and for promoting a culture of compliance and ethics. At least twice a year, the Executive Committee and Audit Committee of the
Supervisory Board are informed on relevant GBP metrics, cases, trends and learnings. Furthermore, at least two times a year, our Regions convene market compliance committees dealing with GBP-related matters in the local context. They are also responsible for the design and execution of localized compliance plans that are tailored to their risks and organizational set-up, and regularly review the relevant compliance metrics for their respective markets through dashboards delivered by the legal compliance monitoring team. The GBP program office, together with a worldwide network of GBP compliance officers, supports the implementation of GBP initiatives.
As part of our continual effort to raise GBP awareness and foster dialogue throughout the organization, each year a global GBP communications and training plan is deployed, including structured dialogues led by managers where patient safety, quality, integrity and speaking up are discussed. This year’s Blue Heart Series aimed at reinforcing a culture of dialogue using ethical dilemma case studies that are relevant to our workforce. Almost 97% of our assigned employees completed their yearly GBP e-learning. All Functions at risk
(including those with customer-facing roles, such as sales and marketing, clinical and technical consultants and employees that provide customer-facing training) also receive, via tailored case studies, annual training. The training includes content on anti-bribery and anti-
corruption practices and healthcare compliance.
The GBP monitoring and reporting program, part of our internal control framework, measures implementation of our GBP. In addition, we continue to expand the capabilities of our legal compliance monitoring team, serving our Business stakeholders as well as our compliance networks with actionable data, thus further improving our internal control framework.
The Philips SpeakUp program, and its underlying policies and procedures, supports the GBP and aligns with relevant legislation on whistleblowing (including but not limited to Directive (EU) 2019/1937)
to ensure reporters are protected from (attempted) retaliation.
SpeakUp ensures standardized reporting and enables employees and third parties to escalate concerns 24/7. Concerns raised through the
SpeakUp program are registered consistently in a single database hosted outside of Philips servers to ensure confidentiality and security of identity and information. Further details on how Philips ensures the protection of reporters of potential GBP violations, and ensures an independent and impartial review of concerns, can be found in the
Philips SpeakUp Policy. Encouraging people to speak up through the available channels if they have a concern will continue to be a cornerstone of our GBP training, communications and awareness campaigns.
GBP compliance officers and SpeakUp investigators receive training in line with the Philips SpeakUp Policy and investigation standards and procedures. Specifically in 2025, we again focused on increasing awareness about integrity and on emphasizing the importance of speaking up, through the deployment of our biennial Business Integrity
Survey. Through this survey, more than 20,100 employees trusted us with their views and opinions on integrity within Philips. The results showed 91% of the respondents expressed the belief that we act with integrity at Philips. To gain deeper insights into the results of the
Business Integrity Survey, we execute deep-dive initiatives among our employees. The next Business Integrity Survey will be deployed in 2027, along with an updated GBP e-learning.
In 2025, 992 concerns were reported via Philips SpeakUp and through our network of GBP compliance officers. This represents an increase of
23% from the 805 concerns in the previous reporting period (2024).
This is a continuation of a year-on-year upward trend.
Through the Audit Committee of the Supervisory Board, there are also procedures in place for the receipt, retention and treatment of complaints specifically relating to accounting, internal accounting controls, or auditing matters, enabling the confidential, anonymous submission of complaints.
Philips has adopted a Code of Ethics (as defined in Item 16B of Form
20-F) that applies to Philps’ principal executive officer, principal financial officer and principal accounting officer. The provisions of
Philips’ Code of Ethics are contained in the Finance Code of Ethics, which is published on the company website at www.philips.com/gbp under “Policies”.
In 2025, there were no material amendments to the provisions of the
Finance Code of Ethics. In 2025, Philips did not grant any waivers
(including implicit waivers) under the Finance Code of Ethics.
Cybersecurity
Failure to meet cybersecurity standards may cause patient harm, negatively impact customer operations and their ability to provide healthcare, or provide unauthorized access to patient records and medical devices. Philips relies on information technology to operate and manage its Businesses, as well as store and process confidential data (relating to patients, employees, customers, intellectual property, suppliers and other partners). For a discussion of cybersecurity risks facing our business, see ‘Products and services may fail quality or security standards, which could adversely affect patient safety or customer operations’ and ‘Philips could be exposed to a significant enterprise cybersecurity breach’ in section Operational risks. As of the date of this Annual Report, we have not identified any breaches of cybersecurity or other related risk threats that have materially affected or are reasonably likely to materially affect our business.
The aim of our security risk management is to protect the
confidentiality, integrity, and availability of Philips’ products and services, and it is part of the framework described in Risk management and internal control. The Board of Management is responsible for the design and management of Philips’ cybersecurity, which is ultimately overseen by the Supervisory Board (and specifically its Audit
Committee). Quarterly reports on cybersecurity risks and incidents are prepared by the IT Audit & Risk Committee (consisting of
representatives from the Group Security and Group IT Functions and
Philips Internal Audit) and submitted to the Board of Management and the Supervisory Board. This reporting includes the overall risk level, relevant changes in the risk environment, challenges in reaching and/or maintaining current risk levels, and actual risk responses in the form of actions and owners.
The Group Security Function maintains a security management
framework, which includes processes, requirements and controls for the

57
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
Our Head of Group Security, reporting to our Chief Financial Officer, leads the Group Security Function in supporting the Board of
Management in evaluating and setting the security strategy, issuing security policies, and evaluating the progress and effectiveness of the deployment of our security management framework. Our Chief
Information Security Officer, reporting to our Head of Group Security, has nearly 28 years of technology and information security
management experience in the industry, including prior roles with the
Dutch Government and multinationals in the consumer goods,
manufacturing, chemical and food processing industries, in various roles ranging from chief information security officer to IT security officer and security architect. Our Chief Information Security Officer is informed of and monitors the management of cybersecurity incidents through the Global Security Operations Center.
Group Security is also responsible for addressing security risks, including monitoring cybersecurity threats and responding to cybersecurity incidents. The Philips Global Security Operations Center is the hub for
the prevention, detection, mitigation and remediation of cybersecurity incidents on global enterprise systems, supported by certain external services and periodic/intermittent assessments. The severity and materiality of incidents are assessed through a dedicated security incident reporting process and, if necessary, incidents are escalated to the major event team that may hand off to central crisis management and (potentially) to the Philips Disclosure Committee, which assesses the need for public disclosure of (material) incidents. When needed, incidents are further escalated to Global Crisis Management.
Security controls are also part of our due diligence in case of mergers, acquisitions and divestments. Furthermore, they are embedded in our procurement and supplier management processes when engaging with new suppliers and entering into new contracts, monitoring and managing existing supplier relationships, and terminating any of these dealings. These security controls include assessing existing security certificates and assurances reports for the services in scope, validating suppliers’ answers to security questionnaires in due diligence, and ensuring that security schedules are part of the signed contracts.
Remuneration framework
Aligned with one of our key ESG commitments, the objectives of our remuneration framework are to focus employees on pursuing our purpose and delivering on our strategy, and to motivate them to create superior, long-term stakeholder value. Thus, our remuneration framework is designed to support our overall performance and our commitment to drive progressive value creation through a strategy of focused organic growth, scalable patient- and people-centric innovation, and reliable execution.
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
A part of remuneration of Philips executives is variable and linked to achieving our strategic imperatives through the criteria and targets included in the Annual and Long-Term Incentives. The achievement/
payout of the Annual Incentive is partly based on a financial element
(70% weighting), with financial performance metrics that are aligned with the strategic priorities for the year. The non-financial element of the Annual Incentive (30% weighting) is tied to individual people performance management, measuring deliverables across core
priorities of patient safety and quality, customer experience, execution excellence and simplification, and People Development and ESG priorities. The achievement/vesting of LTI is also partly based (20%
weight) on ESG objectives, reflecting the importance of ESG and its increasing relevance to our stakeholders (as a strategic matter and in the context of our risk management), and to incentivize management’s focus on our policy objective to deliver superior, long-term value to our stakeholders, while acting responsibly towards our planet and society.
Annual Incentives and Long-Term Incentives paid to the members of our Board of Management and other executives are subject to claw-
back provisions. These allow us to recoup variable remuneration in case of (among others) violations of the Philips General Business Principles.
The remuneration and benefit arrangements applicable to the broader executive and/or employee population in the Netherlands largely also apply to the members of the Board of Management. The remuneration of the individual members of the Board of Management is determined by the Supervisory Board, taking into account the Remuneration Policy for the Board of Management adopted by the General Meeting of
Shareholders in 2024. A description of the composition of the remuneration paid and owed to the individual members of the Board of Management (and the Supervisory Board) is included in the
Remuneration Report 2025.
Tax contribution
We fully acknowledge our societal role when it comes to paying taxes in the geographies where value is created. We consider our tax payments as an indirect contribution to the communities in which we operate, and part of our social value creation, whilst not paying our taxes might harm our reputation and our geopolitical position.
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
1Compared to the 2015 baseline

58
Our Chief Financial Officer annually reviews, evaluates, approves and, where necessary, adjusts our approach to tax. Part of our approach is to acknowledge the importance of transparency with respect to our tax contributions.
Philips has a tax control framework that forms part of its standard set of Internal Controls over Financial Reporting (ICFR). Philips' tax position is therefore reflected in its financial statements and covered by the
Board of Management's report on ICFR. For more on the Board of
Management’s assessment of the effectiveness of ICFR, refer to Risk management and internal control.
In 2025, Philips contributed to the communities where we operate through taxes paid (e.g., corporate income tax) and taxes collected
(e.g., payroll tax). Philips’ total tax contribution in 2025, amounting to
EUR 3,337 million, is presented by tax type in the accompanying table.
For more details please refer to our 2025 Country Activity and Tax
Report, which has been published on our website in addition to, and simultaneously with, the disclosures on tax included in this Annual
Report.
Philips Group
Total contribution per tax type in millions of EUR

	2025	2024
Corporate income tax paid	218	186
Customs duty	351	131
Value-added tax ¹	724	717
Payroll tax	2,001	2,154
Other taxes	44	76
Philips Group	3,337	3,263
1Includes VAT, GST and sales tax.
Philips supports and participates in transparency initiatives, such as the
Dow Jones Sustainability Index and the Tax Transparency Benchmark of
the Dutch Association of Investors for Sustainable Development
(VBDO).
For the third year in a row, Philips was named – among 51 Dutch companies and 65 EU listed companies from Belgium, Denmark, France,
Germany, Italy, Spain, and Sweden – the winner of the VBDO Tax
Transparency Benchmark. In addition, Philips scored a top score (100 out of 100) in the Tax Strategy section of the 2025 Dow Jones
Sustainability Index.
Philips also endorses the ambitions expressed in the Tax Governance
Code published by the Dutch employers organization VNO-NCW. We comply with the principles prescribed in the code, available at VNO-
NCW, and we have touched upon the elements of this code in our
Country Activity and Tax Report.
ESG governance
Our previous ESG commitments were operationalized by the underlying business strategies, roadmaps, goals, targets and metrics, and that will be the case for the 2030 Impact Ambitions. The Board of Management is
responsible for the design and management of our ambitions, and it typically convenes the Group Sustainability team and (where relevant)
Business, Region or Function leaders four times per year on ESG matters.
During these meetings, the Board of Management defines Philips’ ESG strategy, ambitions, programs, action plans and policies, as well as oversees major transactions, monitors progress on ESG priorities, and takes corrective action where needed. Progress on our social and environmental performance is communicated internally and externally on our website on a quarterly basis and at least annually to the Executive Committee and the
Supervisory Board. The oversight of the ESG dimensions, and their integration into our overarching strategy, is a responsibility of the
Supervisory Board as a whole because of the significance of ESG matters.
While retaining this overall responsibility, the Supervisory Board is supported by the Audit Committee, which meets quarterly to discuss significant developments in impacts, risks and opportunities, developments in sustainability reporting, and other relevant topics. Please refer to the
Supervisory Board report for the Supervisory Board members with specific
ESG and sustainability expertise, and the Supervisory Board's ESG-related activities during the year. The Supervisory Board as a whole has sufficient
ESG and sustainability-related expertise relevant to the sector in which
Philips is operating, also considering the way we address impacts, risks and opportunities with respect to the material topics identified through our
Double Materiality Assessment. Furthermore, both our Board of
Management and our Supervisory Board leverage all relevant expertise through their direct access to the Group Sustainability team and (where relevant) external experts.
Our 2030 Impact Ambitions
After our 2020-2025 Environmental Social Governance (ESG) program ended in December 2025, we announced our 2030 Impact Ambitions as an integral part of the next phase of Philips’ strategy. These ambitions announced in February 2026 mark a step-up from our previous
commitments, and they underpin the company’s global strategy and purpose to improve people’s health and well-being through
meaningful innovation while acting responsibly towards society and the planet.
To help drive long-term value creation the ambitions have been embedded in Business strategies, performance management and
incentives, and include roadmaps per Business. They bring an increase in focus, simplification, measurability and accountability. Importantly, the ambitions are aligned with globally recognized, science-based frameworks, where available.
Ambitions for lives improved and carbon emission reductions (as part of its Science Based Targets) have been carried over from the previous ESG program.
Through our 2030 Impact Ambitions, we aim to:
Improve health and well-being
•2.5 billion lives improved, including 400 million in underserved communities
•best place to work for our employees
•1.5 million supply chain workers with improved working conditions
Reduce absolute environmental impact
•90% reduction in Scope 1 and 2 CO2-e emissions and remain carbon neutral in our own operations 1
2Compared to the 2020 baseline

59
•42% reduction in Scope 3 CO2-e emissions 2
•net zero by 2045
•reduce virgin non-renewable materials use and restore land
Governance
•ambitions embedded in design, business models, AI and operations
•EcoDesign applied to new product introductions
•regulatory compliance
Nothing in our ESG commitments or other related statements in respect of our 2030 Impact Ambitions should be read or construed to represent or imply a guarantee or any other legally enforceable obligation vis-à-
vis our stakeholders. It is furthermore noted that our social and environmental efforts and our globally applying aspirational ambitions, goals and targets, including but not limited to those related to diversity, inclusion and well-being, are subject to our compliance with local rules and regulations, some of which may conflict across jurisdictions.

60
Risk management and internal control
Risk related to our strategy
Philips’ exposure to risks is directly impacted by our strategy, as shown in the accompanying table. A more detailed description of the material risks can be found in Risk factors. Philips presents the risks within each category in order of the current view of their expected significance. This does not mean that a lower-listed risk factor may not have a material and adverse impact on Philips’ business, revenue, income, assets, liquidity, capital resources, reputation, and/or ability to achieve its business and ESG objectives. Furthermore, other risk factors not listed may ultimately prove to have more significant adverse consequences than the risk factors we have listed.

61

Risk appetite	Averse	Prudent	Balanced	Considerable	Seeking

Strategic e.g., macro-economics, geopolitics, informatics and AI, M&A, IP, ESG
Operational e.g., product safety and quality, supply chain, (cyber)security, people
Financial and reporting e.g., treasury and financing, tax, accounting
Compliance with our General Business Principles and regulations
Risk appetite
We have set different levels of risk appetite, ranging from an averse to a seeking approach. The dark blue areas in the visual below indicate the risk appetite per risk category (Strategic, Operational, Financial and reporting and Compliance). For more detail on our risk appetite, refer to Risk factors.
Key elements of our risk management framework
Philips approaches risk management and internal control (RMIC) as a value-creating activity that is integral to innovation and
entrepreneurship. More specifically, the purpose of our risk management is to identify and analyze the risks Philips faces in executing its strategy and activities, to set the risk appetite, to take appropriate risk responses, and to monitor the effectiveness of responses. Our internal controls aim to maintain integrated
management control of our operations and reporting, and to
safeguard compliance with applicable laws and regulations. As such,
RMIC forms an integral part of our strategy-setting, business planning and performance review cycles.
Key elements of the RMIC framework are our strategic plan; the Philips integrated operating model; our business review cycle; the General
Business Principles (GBP) and supportive enterprise-wide policies and culture framework; and (as further described below in this section) our enterprise risk management governance and process standard and internal controls over financial and non-financial reporting.
In alignment with and complementary to our risk management process standard, our Functions and departments (such as Finance; Accounting,
Reporting and Internal Controls (ARICOps); Legal; Sustainability; Patient
Safety & Quality; Enterprise Operations & Services; Tax; and Group
Security) support the Executive Committee and management in specific risk areas. These Functions maintain and deploy designated frameworks to structurally manage specific risk areas. Philips Internal Audit executes a risk-based audit plan. The Philips Control Framework (PCF) provides an integral and summarized overview of our RMIC framework and main risk management measures taken in response to the risk factors described in this report.
Please refer to Risk factors for a description of the material risk factors that we have identified in four main categories: strategic, operational, compliance and financial and reporting.
It is noted that although our RMIC system is designed with the intent to manage risks within our appetite, they cannot provide certainty that this is being achieved. It is also noted that, in view of the inherent practical limitations associated with any risk management and internal control system, our RMIC framework has not provided and cannot provide certainty that it has been or will be effective, nor can it guarantee the realization of the operational and financial business objectives, and prevent all misstatements, inaccuracies, errors, fraud or non-compliances with rules and regulations. Certain risks remain outside Philips’ direct control, as they depend on third parties or external circumstances beyond our influence. We also note we may not be successful in deploying some or all of our mitigating actions effectively, and such actions may not achieve the anticipated effect.
Risk management governance
The Philips Risk Management Policy sets the high-level mandatory governance and process that lie at the core of our enterprise risk management: overall approach, governance, risk appetite and the risk management process standard.
Management and oversight responsibilities apply to identifying, analyzing and managing the risks Philips faces in executing its strategy and activities, for setting the risk appetite of the company, and for the design, implementation and maintenance of a fit-for-purpose RMIC system. The system balances risk and opportunity in line with risk appetite, including the monitoring of its effectiveness. The Executive
Committee, several experts, enterprise Functions and committees support the Board of Management in the discharge of its
responsibilities.
The Executive Committee is tasked with the identification and mitigation of material risks. It is supported by the Enterprise Risk
Management Support Team, consisting of experts on various categories of risk, through regular analysis of the enterprise risk profile and enhancement of the RMIC framework.

62
Management across the company is first-line responsible for identifying critical risks and implementing appropriate risk responses within their areas of responsibility.
Functions, as a second line, support and challenge first-line management to structurally manage specific risk areas. To ensure clarity and alignment on the status of, and to make recommendations on, key risk areas, these Functions have recurring items on the meeting agenda of the Board of Management. The Board of Management
discusses the relevant topics with participation from relevant members of the Executive Committee and other senior executives and subject matter experts. Furthermore, dedicated reports on our key risk areas are shared and discussed with the Supervisory Board and with the external auditor.
Our Disclosure Committee seeks to ensure that the company
implements and maintains internal procedures for the timely collection, evaluation, and disclosure of information potentially subject to public disclosure under legal, regulatory and stock exchange requirements.
The Internal Audit Function, as a third line, has an independent role to evaluate and improve the effectiveness of the organization's governance, risk management and internal controls. Internal Audit assesses the quality of risk management and controls through the execution of a risk-based audit plan, as approved by the Board of
Management and the Audit Committee of the Supervisory Board. The
Board of Management and leadership from Businesses, Regions/Zones and key Functions meet quarterly with Internal Audit in Audit & Risk
Committees to discuss strengths and weaknesses of risk management and controls – as evaluated by internal auditors and by means of other
(self) assessments – and take corrective action where necessary.
At least once a year, the Supervisory Board discusses the general strategy of the company, the main risks associated with its business activities, as well as the results of the assessment by the Board of
Management and the Executive Committee of the structure and
operation of the systems of internal business controls and any significant changes therein. The Audit Committee and the Quality &
Regulatory Committee of the Supervisory Board assist the full
Supervisory Board in fulfilling its risk management oversight responsibilities. The Audit Committee reviews the quality of risk management and controls, and the reported findings of internal and external audits. The Quality & Regulatory Committee’s role particularly relates to the compliance of the company’s products (including software), services, and systems throughout their life cycle.
Enterprise risk management process
To develop a comprehensive overview of Philips’ risks, structured risk assessments take place according to the Philips risk management process standard. Our process standard distinguishes several stages that are generally accepted, as it is based on the COSO framework
‘Enterprise Risk Management - Integrating with Strategy and
Performance’ and the ISO standard 31000 - Risk management.

Risk management process

Establish risk environment
Identify risk
Analyze risk
Respond to risk
Monitor risk
Reporting and communication
Supervisory Board
Board of Management / Executive Committee
Businesses, Regions/Zones, Functions

Our enterprise risk management process furthermore includes the following elements:
•At least once a year, senior management from Businesses, Zones/
Regions and key Functions perform a risk assessment as part of their strategic plan update. Risk workshops are facilitated by Internal
Audit with senior management across the company to further
support these risk assessments. Twelve such risk workshops were held in 2025.
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
•Each year the Executive Committee assesses the enterprise risk profile as an integral part of its strategy review and the potential risk impact versus risk appetite. The assessment also covers the effectiveness of the enterprise risk management framework and potential
improvements thereto.
•Once a year, the updated risk profile and the enterprise risk management framework, including the outcomes of the annual
Executive Committee risk workshop, are presented to the full
Supervisory Board. The underlying risks and response plans are discussed at the end of the year with the Audit Committee of the
Supervisory Board.
We continuously seek to improve our RMIC framework. Measures taken during 2025 to further strengthen it include:
•The enterprise policies and underlying policies and standards were reviewed and updated.
•A working group was established to ensure readiness for the RMIC-
related best practices as introduced in the Dutch Corporate
Governance Code in 2025. Part of our preparations was a COSO-
based review of the PCF and an extension of its scope to support the new statements.
•We improved the alignment of our risk and compliance dialogues with business reviews.
•Further improvements were made in our governance and process, system and data requirements in the Philips integrated operating model.
•We strengthened our integrated Governance, Risk, and Compliance
(GRC) capabilities via upgrades to our integrated GRC tooling.
•Our regulatory landscape intelligence was further developed to enhance foresight in, and internal communication on, upcoming regulatory change.
•We improved our screening of business partner integrity and of transactions to ensure Export Control compliance.

63
•Improved master data facilitated sustainability reporting and several other types of data automation, relating to (among others) VAT and customs, and product regulations.
•We continued our analysis of global warming and weather scenarios against the geographical footprint of our facilities as well as suppliers’ base, in line with the recommendations of the Task Force on Climate-Related Financial Disclosures.
Annual financial statements and external audit
The annual financial statements are drawn up by the Board of
Management and reviewed by the Supervisory Board upon the advice of its Audit Committee, taking into account the report of the external auditor. Upon approval by the Supervisory Board, the accounts are signed by all members of both the Board of Management and the
Supervisory Board and are published together with the opinion of the external auditor. The Board of Management is responsible, under the supervision of the Supervisory Board, for the quality and completeness of such publicly disclosed financial reports. The annual financial statements are presented for discussion and adoption at the Annual
General Meeting of Shareholders, to be convened subsequently.
The external auditor is appointed by the General Meeting of
Shareholders in accordance with the Articles of Association. Philips’
current external auditor, PricewaterhouseCoopers Accountants N.V.
(PwC), an independent registered public accounting firm, was appointed at the Annual General Meeting of Shareholders held on May
9, 2023, for a term of four years starting January 1, 2025. Information regarding the change in external auditor and the appointment of PwC was previously reported in the company’s Annual Report on Form 20-F for the year ended December 31, 2024.
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
The Auditor Policy specifies certain audit services and audit-related services (also known as assurance services) that will or may be provided by the external auditor, and includes rules for the pre-approval by the
Audit Committee of such services. Audit services must be pre-approved on the basis of the annual audit services engagement agreed with the external auditor. Proposed audit-related services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-
approval) or may be pre-approved during the year by the Audit
Committee with respect to a particular engagement (specific pre-
approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, which is designed to ensure that there is no management discretion in determining whether a service has been approved, and to ensure that the Audit Committee is informed of each of the services it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the Audit
Committee states otherwise. During 2025, there were no services provided to the company by the external auditor that were not pre-
approved by the Audit Committee.
Financial reporting and sustainability reporting
As part of its RMIC framework, Philips has implemented a standard set of Internal Controls over Financial Reporting (ICFR). Philips has designed its ICFR framework based on the COSO Internal Control-
Integrated Framework (2013). Together with Philips' established accounting procedures, this standard control framework is designed to provide reasonable assurance that assets are safeguarded, that the books and records properly reflect transactions necessary to permit preparation of financial statements, that policies and procedures are carried out by qualified personnel, and that published financial statements are properly prepared and do not contain any material misstatements.
Since 2012, we have been engaging external auditors to issue reports on our sustainability information. Originally, the sustainability reporting and the audit thereof were referencing GRI Universal
Standards and Philips-specific criteria. This is the second year that the sustainability statement included in our Annual Report has been written to comply with disclosure requirements of the European
Sustainability Reporting Standards (ESRS), although the Corporate
Sustainability Reporting Directive ((EU) 2022/2464) has not been implemented into Dutch law yet. To develop our controls for
sustainability reporting we are leveraging the established ICFR framework and processes. Philips continued further development of an
Internal Control over Sustainability Reporting (ICSR) framework and included sustainability-related risks in our risk management processes.
New sustainability-related controls continue to be deployed for internal and external sustainability reporting.
A structured monitoring process is deployed company-wide to assess, document, review and monitor compliance within ICFR and (as it continues to evolve and mature) ICSR. Management of each relevant reporting unit is responsible for assessing the effectiveness of controls applicable to their business, risk profile, and operations. Where required by the governance framework, this includes completing an in-
control statement or equivalent certification process. Deficiencies noted
in the design and/or operating effectiveness of ICFR that were not remediated at year-end are reviewed by the Board of Management and the outcome is reported to the Supervisory Board.

64
Supervisory Board

65
Letter from the Chairman of the Supervisory Board
Dear stakeholder,
Philips has much to look forward to, but for the moment, I would like to look back. Look back at the past three years of Philips’ plan to create value with sustainable impact. And reflect on the evolution of a company that has, in recent years, taken its place among the leaders in the healthcare industry across the globe.
Philips has built on its strengths in innovation, to develop and expand a portfolio of patient- and people-centric innovations in hardware, software, AI and services, supporting care in the hospital and in the home. It has also made significant progress on its execution priorities –
patient safety and quality, supply chain resilience, and operational simplification.
This period has not been without its challenges: not only a competitive healthtech landscape but also the Respironics recall and litigation in the US. And of course there is the volatile geopolitical environment, particularly in the past year. Philips has a strong presence in both the
US and China, two places where local-first policies can have a large impact on supply chains and our manufacturing footprint. And conflicts and political climates make logistics difficult in other locations. That’s why Philips has supported global trade in a multilateral framework that allows operating as efficiently as possible. On the Supervisory Board, we have witnessed how the company's leadership has been carefully monitoring these challenges, and actively addressing them through collaboration and advocacy, as well as strategic planning.
In this challenging climate, Philips has delivered on its plan to create value out of its portfolio of leadership positions by driving operational improvements and scaling innovation leadership. As we close the book on the three-year plan, it is notable that Philips:
•Developed a stronger leadership team with deeper medtech
experience
•Established a culture shift to ‘impact with care’
•Reduced its operational carbon footprint compared to the baseline
2020
•Made significant progress on simplification to increase efficiency
•Announced innovations in AI-enabled technology and acquired
SpectraWAVE, helping deliver better care for more people
Learn more in Strategy ▶ and Business ▶
The Supervisory Board sees accompanying improvements in the
financial results. For example, Philips’ sales and order intake grew consistently, and the company achieved margin expansion throughout the year, reflecting strong demand for its innovations and operational discipline.
Read more in Financial performance ▶
As explained in more detail in the Supervisory Board report, our focus in 2025 was on patient safety and quality, performance and outlook, value acceleration and succession planning. Of note is that the
Remuneration Committee of the Supervisory Board has been
monitoring the target levels for the Long-Term Incentive for the Board of Management. More broadly, the Remuneration Committee intends to evaluate the Remuneration Policy for the Board of Management in
the course of 2026, which may result in proposals to revise the
Remuneration Policy.
At the Annual General Meeting of Shareholders in May 2025, the
Supervisory Board took the opportunity to thank David Pyott for his commitment and service to the board for the past 10 years, and we welcomed our new member, Bob White.
Now, looking to the future.
The Supervisory Board remains fully committed to its responsibilities to supervise and advise management in leading the company toward a future of progressive value creation with sustainable impact. Together with my fellow members of the board, I express my full confidence in
CEO Roy Jakobs and the rest of the Philips Executive Committee. We will propose Roy’s reappointment as our CEO at the upcoming Annual
General Meeting of Shareholders 2026. Under his leadership, the company enters the next phase of its strategy, aiming to deliver on the
2026-2028 outlook and pursuing the 2030 Impact Ambitions. Together we can build upon the company’s strong foundation, and the
Supervisory Board looks forward to providing continued oversight as
Philips delivers on its purpose of improving people’s health and well-
being through meaningful innovation.
Thank you to our shareholders and key partners for your support.
Feike Sijbesma
Chairman of the Supervisory Board

66
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
Member of the Supervisory Board since 2020; second term
expires in 2028
Former CEO of Koninklijke DSM N.V. (Honorary Chairman), non-
executive Director of Unilever N.V., member of the Supervisory Board of Dutch Central Bank and of Utrecht University. Currently Co-Chair of
the Global Climate Adaptation Center and Member of the Board of
Trustees of the World Economic Forum.

[1] Member of the Audit Committee [2] Member of the Remuneration Committee [3] Member of the Corporate Governance and Nomination & Selection Committee [4] Member of the Quality & Regulatory Committee

Chua Sock Koong [1]
Born 1957, Singaporean
Member of the Supervisory Board since 2021; second term
expires in 2029
Former Group CEO of Singapore Telecommunications Limited and
currently member of the Board of Directors of Prudential plc, Bharti
Airtel Limited, Bharti Telecom Limited and Ayala Corporation.
Member of the Council of Presidential Advisors of Singapore, the
Securities Industry Council and the Dubai Financial Services Authority,
Deputy Chairman of the Public Service Commission of Singapore.

Liz Doherty [1]
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

Marc Harrison [4]
Born 1964, American
Member of the Supervisory Board since 2018; second term
expires in 2026
Former President and Chief Executive Officer of Intermountain
Healthcare, former Chief of International Business Development for
Cleveland Clinic, former Chief Executive Officer of Cleveland Clinic
Abu Dhabi, and co-Founder and former CEO of HATCo (Health
Assurance Transformation Company) at General Catalyst. Currently
Chair of TowerBrook Healthcare Institute, Senior Advisor of
TowerBrook Capital Partners and Strategic Advisor of General
Catalyst.

Peter Löscher 1 4
Born 1957, Austrian
Member of the Supervisory Board since 2020; second term
expires in 2028
Former President and CEO of Siemens AG, President of Global Human
Health and Member of the Executive Board of Merck & Co., President
and CEO of GE Healthcare Bio-Sciences and member of GE’s Corporate
Executive Council, CEO and Delegate of the Board of Directors of
Renova Management AG. Currently member of the Board of Directors of Telefónica S.A. and CaixaBank S.A. and Chairman of the
Supervisory Board of Telefónica Deutschland Holding AG, Non-
Executive Director of Thyssen-Bornemisza Group AG.

67

Indra Nooyi [3]
Born 1955, American
Member of the Supervisory Board since 2021; second term
expires in 2029
Former CFO, President, Chairman and CEO of PepsiCo. Currently
member of the Board of Directors and Chair of the Audit Committee
of Amazon, Inc. and member of the Board of Directors of Honeywell
Inc. Member of the Board of Trustees of the Memorial Sloan Kettering
Hospital, trustee of the National Gallery of Art.

Sanjay Poonen [2]
Born 1969, American
Member of the Supervisory Board since 2022; first term expires in
2026
Former Chief Operating Officer at VMware and President at SAP.
Currently CEO and President of Cohesity and member of the Board of
Directors of Snyk.

[1] Member of the Audit Committee
[2] Member of the Remuneration Committee
[3] Member of the Corporate Governance and Nomination & Selection Committee
[4] Member of the Quality & Regulatory Committee
For a current overview of the Supervisory Board members, please refer to our website.

Benoît Ribadeau-Dumas [3]
Born 1972, French
Member of the Supervisory Board since 2024; first term expires in
2028
Former deputy CEO at SCOR, former Chief of Staff to the French Prime
Minister, former CEO of Aerosystems, member of the Management
Board of Zodiac Aerospace, former SEVP CGG Veritas and former CEO of Thales Underwater Systems. Currently Chief Companies Officer at
Exor, member of the Board of Directors of Stellantis, Institut Merieux,
Merieux Nutrisciences, bioMerieux, TagEnergy and Welltec. Member
of the Board of Directors of Galileo Global Education.

Paul Stoffels 3 4
Born 1962, Belgian
Vice-Chairman and Secretary
Chairman of the Quality & Regulatory Committee
Member of the Supervisory Board since 2018; second term
expires in 2026
Former worldwide Chair of Pharmaceuticals at Johnson & Johnson and
Chief Scientific Officer & member of the Executive Committee at
Johnson & Johnson, CEO and Chairman of the Board of Directors of
Galapagos NV, CEO of Virco and Chairman of Tibotec.

Herna Verhagen 1 2
Born 1966, Dutch
Chairwoman of the Remuneration Committee
Member of the Supervisory Board since 2022; first term expires in
2026
Former CEO of PostNL, member of the Supervisory Board of Het
Concertgebouw N.V. and member of the Advisory Board of
Goldschmeding Foundation. Currently member of the Supervisory
Board of ING Groep N.V.

Bob White [4]
Born 1962, American
Member of the Supervisory Board since 2025; first term expires in
2029
Former Executive Vice President and President at Medtronic plc,
Senior Vice President at Chemdex Corporation, Accelrys Inc.,
SourceOne Healthcare Technologies, Inc., GE Healthcare Technologies
Inc. (leading the Diagnostic Imaging business) and Covidien plc
(President for Emerging Markets and President for Respiratory and
Monitoring Solutions). He also formerly held board positions as non-
executive member of the public board of Smith & Nephew plc.
Currently Director, Representative Executive Officer, President and
Chief Executive Officer of Olympus Corporation.

* Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

68
Supervisory Board report
The Supervisory Board supervises, advises and challenges the Board of
Management in performing its management tasks as well as setting and executing the strategy of the Philips Group with a focus on long-
term and sustainable value acceleration and securing its business leadership positions. The members of the Supervisory Board act in the interests of Philips, its Businesses and its stakeholders in accordance with good governance practices. This report includes a description of the Supervisory Board’s activities during the financial year 2025 and other relevant information on its composition and its functioning.
2025 focus areas and activities
In 2025, the Supervisory Board’s focus was on patient safety and quality, the company’s performance and outlook, the long-term value acceleration strategy (including the strategy for 2026-2028), and succession planning. The related near-term and longer-term actions were extensively reviewed and discussed with management, against the geopolitical background and the external environment in which the company operates, including tariffs, and the impact that the macro-
economic outlook has on the company’s performance.
Patient safety and quality – Being a material risk area for the company, patient safety and quality across all Businesses remained a recurring agenda item for each of the (regular) meetings. The
Supervisory Board challenged management to remain focused on the safety of patients as the main priority and driver, despite operational and supply challenges. In that context, the Supervisory Board reviewed the process framework for product design and production controls in the company (and other mitigation of quality-related risks and challenges) and monitored progress on resolving product quality issues.
This included the execution of the company-wide program to improve and foster a culture, behaviors and a mindset that put patient safety and quality first. The Supervisory Board also focused on the ongoing engagements with the US Food & Drug Administration (FDA) and other competent authorities globally. A particular area of attention has been the site inspections at various company sites, including the preparations for and outcomes thereof. Though no material commercial impact is expected from the warning letter that the company received from the
FDA in September 2025, it underscores the importance of the
company’s comprehensive change program that has made steady and transparent progress over the past several years.
The Supervisory Board was regularly updated on the management of the consequences of the Respironics recall. This oversight included, among other things: the finalization of the master personal injury settlement and the medical monitoring claims in the US, including the funding thereof; progress under the agreement with the US
Department of Justice (DOJ) and FDA on the Respironics consent decree; the continued execution of the economic loss class action settlement; the ongoing criminal and civil investigation by the DOJ’s
Consumer Protection Branch and Civil Fraud Section; the investigation by more than 30 US state Attorneys General into possible violations of state deceptive practices statutes; as well as the securities claims in the
US and the Netherlands, the ongoing SEC investigation, and the enforcement proceedings initiated by the Therapeutic Goods
Administration (TGA) in Australia. The Supervisory Board expresses confidence in these developments and acknowledges the significant time and effort that management is devoting to resolving them.
Performance and outlook – The Supervisory Board reviewed and tracked progress on 2025 performance, including relevant key performance indicators, such as comparable order intake, comparable sales growth*, Adjusted EBITA* and free cash flow*. The company ended 2025 with strong order growth and sales, robust margin expansion despite tariffs, solid cash generation, exiting the year with a robust balance sheet. The Supervisory Board engaged with
management on the quarterly performance and outlook, particularly on phasing and predictability, and acceleration of sales, the quality of earnings, margin improvement, and risk management, including the company’s risk appetite.
Value acceleration – In 2025, the Supervisory Board reviewed and tracked progress on the execution of the 2023-2025 strategy. The company’s strategic focus remains on organic growth and scalable innovation with improved execution as key value driver, as well as the main priorities for each of the segments, Regions and Functions.
In multiple deep-dive sessions, the Supervisory Board and management dedicated substantial time to review the company’s plan to drive profitable growth to deliver sustainable value including the outlook for
2026-2028. The strategy emphasizes innovation, execution
improvement, expansion in the segments and regions, and leveraging
AI platforms. In this context, the financial ambitions were considered together with the execution risks, market uncertainties, and the plans to offset growth delays and tariff impacts. Seeking reassurance that the company is capable of delivering on this plan, the Supervisory Board met with several senior leaders in key roles essential to the 2026-2028 plan, also providing them with support and encouragement.
As an integral part of the next phase of Philips’ strategy, the
Supervisory Board reviewed the 2030 Impact Ambitions, which mark an evolution from the company’s previous ESG commitments. The plan, including our 2026-2028 outlook and the 2030 Impact Ambitions, was announced at Capital Markets Day in February 2026.
The Supervisory Board’s strategic oversight included the company’s agreement to acquire SpectraWAVE, as it expands the company’s next-
generation coronary intravascular imaging and physiological
assessment capabilities with AI.
Succession planning – The Supervisory Board spent time in 2025 considering its composition, as well as the composition of the Board of
Management and the Executive Committee. Attracting candidates with expertise in (consumer) healthtech and AI continues to be part of the
Supervisory Board’s succession planning. This report includes information on the composition of the Supervisory Board.

69
The Supervisory Board is very pleased with the re-appointment of
Marnix van Ginneken as a member of the Board of Management, the re-appointments of Indra Nooyi and Chua Sock Koong as members of the Supervisory Board, and the appointment of Bob White as member of the Supervisory Board (succeeding David Pyott), all at the 2025 AGM.
The Supervisory Board is grateful to Mr Pyott for his long-term service and leadership. Refer to Report of the Corporate Governance and
Nomination & Selection Committee for more information.
Other key matters that were reviewed and/or discussed during one or more meetings in the course of 2025 include:
•geopolitical developments – particularly the tariffs imposed by various administrations, as well as the Russia-Ukraine war and the situations in Israel and the Middle East – and their impact on Philips’
business and on Philips employees, and the (potential) implications on the continuity of Philips’ business in these countries
•the deterioration in market developments in the China consumer and professional health businesses
•enterprise risk management, including updates on and
improvements to the relevant processes; the outcome of the annual risk assessment dialogue with the Executive Committee; and an update of the top risks faced by the Philips Group, including the possible impact of such risks, as well as control and mitigation measures (refer to Risks related to our strategy)
•capital allocation, including the dividend policy and pay-out and
M&A, and specifically the company’s flexibility under its capital structure and credit ratings to pay future dividends and to fund capital investments, including share repurchases and other corporate finance initiatives
•the company’s liquidity position and leverage, including the measures taken to strengthen it considering the financial
performance of the company. These measures included the issuance of two EUR 500 million fixed rate notes under the existing Euro
Medium Term Note program in May 2025 to be used for general
corporate purposes as well as for the repayment of 2026 debt maturities
•the effectiveness of the design and operation of the company’s risk management and internal control framework, including Internal
Control over Financial Reporting
•the market environment for global M&A activities that offered limited opportunities in 2025, driven by growing macro-economic challenges, inflationary pressure and elevated interest rates, as well as the company’s selective strategic M&A approach going forward and the (business) performance of companies previously acquired by the company
•the geopolitical tax changes, including the One Big Beautiful Bill Act, the Base Erosion Anti-Abuse Tax, tariffs, and the Global Minimum
Tax, as well as the new public country-by-country reporting that enhances tax transparency reporting
•Philips’ Environmental, Social and Governance (ESG) approach, including an update on progress made with respect to its 2025 ESG commitments (launched in 2020), and the key ESG programs
•the appointment of PricewaterhouseCoopers Accountants N.V. (PwC)
as the external provider of assurance on the company’s sustainability statements for the years 2025-2028
•evaluation of the Board of Management and the Executive
Committee and its members, based on the achievement of specific group and individual targets approved by the Supervisory Board at the beginning of the year, as well as the assessment of the main findings and conclusions of last year’s evaluation and the related follow-up
•regular review of the annual management commitments, including the 2025 key performance indicator dashboard, tracking the
performance of the 2025 indicators for the Executive Committee versus target
•the company’s People strategy and priorities, employee engagement and retention of employees, review of talent management,
leadership and talent development, leadership culture, and equal opportunities for all employees
•the company’s innovation and AI strategy and the related roadmap of each business
•the overall Philips IT landscape and related strategy, including IT simplification and experience improvement
•the approach to information security, focused on protecting the company, its research and development, and its production, as well as its products, software and services
•significant civil litigation claims against, and public investigations into, Philips
•the agenda for the 2025 AGM (held on May 8, 2025) and the
proposed agenda for the upcoming 2026 AGM (to be held on May 8,
2026).
The Supervisory Board reviewed Philips’ annual and interim financial statements, including information related to sustainability, prior to publication.
Supervisory Board meetings and attendance
In 2025, the members of the Supervisory Board convened for seven regular meetings and one extraordinary meeting. Moreover, the
Supervisory Board members collectively and individually interacted with members of the Board of Management, with members of the Executive
Committee, and with senior management outside the formal
Supervisory Board meetings. The Chairman of the Supervisory Board and the CEO frequently had bilateral discussions about the company’s progress on a variety of matters.
The Supervisory Board meetings held in 2025 were generally very well attended. The Committees of the Supervisory Board also convened regularly (see the separate reports of the Committees in the following pages), and the Committees reported back on their activities to the full
Supervisory Board. In addition, the Supervisory Board and Committees held private meetings. The members of the Supervisory Board
concluded that they devoted sufficient time to engage (proactively, if the circumstances so required) in their supervisory responsibilities.
In March 2025, one Supervisory Board member visited the Healthcare
Information and Management Systems Society event in Las Vegas, US, and one Supervisory Board member visited the European Congress of
Radiology in Vienna, Austria. In April 2025, two Supervisory Board
members, and in July 2025, one Supervisory Board member visited the company’s offices in Pittsburgh, US. In September 2025, one Supervisory
Board member visited Philips’ Image Guided Therapy-Devices
manufacturing site in Plymouth, US, and two Supervisory Board members visited the Monitoring site in Cambridge, US. In December
2025, one Supervisory Board member visited the Radiological Society of
North America annual meeting in Chicago, US.

70
Supervisory Board: composition, diversity and self-
evaluation
The Supervisory Board is a separate corporate body that is independent of the Board of Management and the company. The Supervisory Board currently consists of 11 members, and it retained critical knowledge and capabilities with the re-appointment of Indra Nooyi and Chua Sock
Koong and the appointment of Bob White for a term of four years as per the end of the 2025 AGM.
Anticipating the expiry of the second terms of appointment of Paul
Stoffels and Marc Harrison, and the expiry of the first term of appointment of Herna Verhagen and Sanjay Poonen, at the end of the
2026 AGM, the Supervisory Board evaluated the qualifications of
Supervisory Board members whose terms are set to conclude, as well as potential successors, with the aim of maintaining a suitable mix of skills and expertise in the medical, medtech, consumer, and AI domains on the Supervisory Board. The resulting proposals will be included in the agenda for the AGM 2026.
The selection of candidates for appointments is always based on merit.
The Supervisory Board also attaches value to diversity and has adopted a Diversity Policy to promote diversity at board level. For more information, please refer to section Other Board-related matters in the company’s Corporate governance report. The composition of the
Supervisory Board furthermore follows its profile as included in the
Rules of Procedure of the Supervisory Board. The profile aims for an appropriate combination of knowledge and experience among the members of the Supervisory Board, encompassing general
management, international business, ESG and sustainability, (consumer)
health and medical technology, patient safety, quality and regulatory, product development, finance and accounting, human resources, manufacturing and supply chain, information technology and digital, marketing, and government and public affairs, all in relation to the global character of Philips’ Businesses. The Supervisory Board also aims to have members with different nationalities and (cultural)
backgrounds, working experiences or otherwise diverse qualities, as well as one or more members who have held an executive or similar position in business or society no more than five years ago. The composition of the Supervisory Board shall furthermore be in accordance with the Dutch Corporate Governance Code best practice provisions on independence, and each member of the Supervisory
Board shall be capable of assessing the broad outline of the overall policy of the company. The size of the Supervisory Board may vary as it considers appropriate to support its profile.
Any (re-)appointments of members of the Supervisory Board must meet the gender quota, as required by Dutch law, requiring that, of the
Supervisory Board members, at least one-third are women and at least one-third are men. Currently, the statutory quota is met, as out of 11
Supervisory Board members, four members are female and seven members are male.
In 2025, each member of the Supervisory Board completed a
questionnaire to verify compliance with the applicable corporate governance rules and the Rules of Procedure of the Supervisory Board.
The outcome of this survey was satisfactory. The 2025 self-evaluation process for the Supervisory Board and its Committees included submitting relevant questionnaires and aggregating and reporting on the results. The members of the Board of Management also provided their input. The questionnaires covered various topics, such as composition, size, skills and experience, geographical coverage and diversity of the Supervisory Board, the effectiveness of the Supervisory
Board’s oversight of various aspects such as strategy, business performance, risk management, succession planning and people, and engagement with management. In addition, the questionnaire
reflected on the company’s strategy, innovation, digital and AI developments, understanding of the market and stakeholder
landscape, and continuing education. All members of the Supervisory
Board were invited to share recommendations to improve the
Supervisory Board’s functioning and ways of working going forward.
Furthermore, the performance of the Chairman, of the other
Supervisory Board members individually, and of the Supervisory Board’s
Committees were evaluated separately.
The reports on the evaluation were discussed in a meeting of the
Supervisory Board and resulted in a collection of positive points to maintain, as well as priorities for further improvement. The results of the self-evaluation indicated that the Supervisory Board is a well-
functioning team of appropriate size that benefits from varying expertise, background and international geographical representation.
Progress has been made in all domains, in particular in terms of stakeholder understanding, risk and safety, oversight and the proximity to top talent and succession. The Supervisory Board members assessed they have struck the right balance between supporting and challenging management on the company's focus areas, which include setting the foundation and aspirations for the future, as well as execution of the value acceleration strategy, and follow-through on patient safety and quality, culture, and senior executive succession planning. The
Chairman of the Supervisory Board had several meetings with
individual members of the Supervisory Board to discuss ways to further enhance the functioning of the Supervisory Board and its individual members going forward. The Chairman also discussed the evaluation of his own functioning with the Vice-Chairman.

71
Supervisory Board composition

	Feike Sijbesma	Paul Stoffels	Chua Sock Koong	Liz Doherty	Marc Harrison	Peter Löscher	Indra Nooyi	Sanjay Poonen	David Pyott	Herna Verhagen	Benoît Ribadeau-Dumas	Bob White
Year of birth	1959	1962	1957	1957	1964	1957	1955	1969	1953	1966	1972	1962
Gender	Male	Male	Female	Female	Male	Male	Female	Male	Male	Female	Male	Male
Nationality	Dutch	Belgian	Singaporean	British/Irish	American	Austrian	American	American	British/American	Dutch	French	American
Initial appointment date	2020	2018	2021	2019	2018	2020	2021	2022	2015	2022	2024	2025
Date of (last) (re-)appointment	2024	2022	2025	2023	2022	2024	2025	n/a	2023	n/a	n/a	n/a
End of current term	2028	2026	2029	2027	2026	2028	2029	2026	2025	2026	2028	2029
Independent	●	●	●	●	●	●	●	●	●	●		●
Committee memberships ¹	RC & CGNSC	RC & CGNSC & QRC*	AC	AC	QRC	AC & QRC	CGNSC	RC	QRC	AC & RC	CGNSC	QRC
Attendance at Supervisory Board meetings	8/8 (100%)	8/8 (100%)	8/8 (100%)	8/8 (100%)	7/8 (87,5%)	8/8 (100%)	8/8 (100%)	8/8 (100%)	4/8 (50%)**	8/8 (100%)	8/8 (100%)	6/8 (75%)**
Attendance at Committee meetings	RC 3/3 CGNSC 3/3 (100%)	RC 1/3* (33,33%) CGNSC 3/3 QRC 5/5 (100%)	AC 7/7 (100%)	AC 7/7 (100%)	QRC 5/5 (100%)	AC 7/7 (100%) QRC 4/5 (80%)	CGNSC 3/3 (100%)	RC 3/3 (100%)	QRC 2/5** (40%)	RC 3/3 (100%) AC 7/7 (100%)	CGNSC (3/3) (100%)	QRC 5/5 (100%)
General management	●	●	●	●	●	●	●	●	●	●	●	●
International business	●	●	●	●	●	●	●	●	●	●	●	●
ESG and sustainability	●					●	●			●		●
(Consumer) health and medical technology	●	●		●	●	●			●			●
Patient safety, quality and regulatory and product development		●			●	●			●			●
Finance and accounting	●	●	●	●	●	●	●	●	●	●	●	●
Human resources	●	●	●		●	●	●	●	●	●	●	●
Manufacturing and supply chain	●	●		●		●	●				●	●
Information technology and digital	●	●	●	●	●	●	●	●		●		●
Marketing	●	●				●	●	●	●	●		●
Governmental and public affairs	●	●	●	●	●	●	●	●		●	●	●
1CGNSC: Corporate Governance and Nomination & Selection Committee; AC: Audit Committee; RC: Remuneration Committee; QRC: Quality & Regulatory Committee
* Mr Stoffels joined the QRC as per February 1, 2025, and left the RC as per June 1, 2025.
** Mr Pyott left the Supervisory Board as of the end of the AGM 2025 on May 8, 2025. Mr White joined the Supervisory Board as an observer as of February 20, 2025, and was appointed on May 8, 2025.

72
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
In light of the significance of the ESG dimensions to Philips and their integration into the company’s overarching strategy, the Supervisory
Board as a whole is conducting oversight and advising executive management on the company’s ESG approach. Also refer to ESG
governance.
Financial statements and sustainability report 2025
The financial statements of the company for 2025, as presented by the
Board of Management, have been audited by PricewaterhouseCoopers
Accountants N.V. (PwC), the independent external auditor appointed by the General Meeting of Shareholders. The Supervisory Board has
approved these financial statements, and all individual members of the
Supervisory Board have signed these documents (as did the members of the Board of Management). The Supervisory Board has also approved the company’s sustainability statement for 2025, on which assurance was provided by PwC as well.
Finally, the members of the Supervisory Board would like to express their thanks to the members of the Board of Management, the
Executive Committee and all other employees for their continued
contributions throughout 2025.
Report of the Corporate Governance and
Nomination & Selection Committee
The Corporate Governance and Nomination & Selection Committee is
chaired by Feike Sijbesma. Its other members are Paul Stoffels, Indra
Nooyi and Benoît Ribadeau-Dumas. The Committee is responsible for the review of the overall corporate governance, and the selection criteria and appointment procedures for the Supervisory Board, Board of Management, the Executive Committee, and certain other key management positions. The Committee held three meetings in 2025.
The Committee devoted time to the appointment or reappointment of candidates to fill current and future vacancies on the Supervisory
Board. Following those consultations, it prepared decisions and advised the Supervisory Board, which resulted in the re-appointments of Indra
Nooyi and Chua Sock Koong and the appointment of Bob White as members of the Supervisory Board at the 2025 Annual General Meeting
of Shareholders (AGM).
Under its responsibility for the selection criteria and appointment procedures for Philips’ senior management, the Committee reviewed the functioning of the Board of Management and its individual members, the Executive Committee succession plans, and emergency candidates for key roles in the company. The review and evaluation consist of periodic performance review meetings with the individual members of the Board of Management and the Executive Committee,
and evaluation of the results of these meetings by the Committee. The main findings and conclusions from these reviews were also shared with the Supervisory Board and the Remuneration Committee and
were considered in the performance evaluation of the Board of
Management and Executive Committee members and the selection of succession candidates. Reference is made to the 2025 Annual Incentive, setting out the performance review of the Board of Management members by the Remuneration Committee.
The Committee devoted time in 2025 to the selection and/or
appointment of candidates to fill other current and future vacancies on the Board of Management and the Executive Committee. This resulted in the re-appointment of Marnix van Ginneken as a member of the
Board of Management. The Committee’s work furthermore resulted in the appointment, effective January 1, 2025, of two new members of the Executive Committee. Özlem Fidanci succeeded Edwin Paalvast as
Chief of International Region. Jie Xue was appointed Chief Business
Leader Precision Diagnosis, which had been under the extended leadership of Bert van Meurs (Chief Business Leader Image Guided
Therapy). Bert and Jie became jointly responsible for the Diagnosis &
Treatment segment.
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
Finally, the Committee reviewed and updated the Corporate
Governance and Nomination & Selection Committee Charter.
Report of the Remuneration Committee
The Remuneration Committee is chaired by Herna Verhagen, who succeeded Paul Stoffels on June 1, 2025. Its other members are Feike
Sijbesma and Sanjay Poonen. The Committee is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Executive
Committee, as well as the policies governing this remuneration. The annual cycle of the Remuneration Committee enables it to have an effective decision-making process supporting the determination, review and implementation of the Remuneration Policy. The Committee met three times in 2025.
In performing its duties and responsibilities, the Remuneration
Committee is assisted by an external consultant and in-house remuneration experts. For a full overview of the responsibilities of the
Committee, please refer to the Charter of the Remuneration
Committee, as set forth in Chapter 3 of the Rules of Procedure of the
Supervisory Board (which are published on the company’s website).

73
The Remuneration Report 2024 was submitted for an advisory vote at the AGM 2025 and the Remuneration Committee is thankful for the shareholders’ favorable vote by a 98.86% majority.
In 2025, the Committee devoted time to determining appropriate
Annual Incentive target levels for the Board of Management. As explained in the Letter from the Remuneration Committee Chair accompanying the Remuneration Report 2025, the Remuneration
Committee advised the Supervisory Board to maintain the Annual
Incentive target levels for performance year 2025, and to increase the
Annual Incentive target as of 2026 to 120% (from 100%) for the CEO and to 100% (from 80%) for the CFO and CLO, respectively, enabling to reward at market median level. The Committee also confirmed the
2026 non-financial Annual Incentive objectives and Board of
Management goal-setting.
Furthermore, the Remuneration Committee prepared an update of the services agreement (overeenkomst van opdracht) of the Chief Executive
Officer, as it is typically published on the company’s website ahead of a
(binding) proposal for re-appointment at the AGM.
Finally, the Remuneration Committee initiated stakeholder
engagement to discuss a proposal for new Supervisory Board fees, as expected to be submitted for approval at the upcoming AGM 2026. The engagement also included preliminary discussions to evaluate the
Remuneration Policy for the Board of Management in the course of
2026.
Please refer to the Remuneration Report 2025, in which the Supervisory
Board provides a comprehensive overview, as prepared by the
Remuneration Committee, of the remuneration paid and owed to the individual members of the Board of Management and the Supervisory
Board in the year 2025.
Finally, the Committee reviewed and updated the Remuneration
Committee Charter.
Report of the Audit Committee
The Audit Committee is chaired by Liz Doherty. Its other members are
Peter Löscher, Chua Sock Koong and Herna Verhagen. The Committee assists the Supervisory Board in fulfilling its supervisory responsibilities, including ensuring the integrity of the company’s financial statements, reviewing the company’s internal controls and overseeing the enterprise risk management process.
In 2025, the Committee held five regular meetings and two
extraordinary meetings, which were also attended by the Chairman of the Supervisory Board. The Board of Management, Head of Internal
Audit, Chief Accounting Officer and the external auditors of EY
Accountants B.V. (EY) and PricewaterhouseCoopers Accountants N.V.
(PwC) were also invited and attended all meetings. In accordance with the resolution at the 2023 AGM, PwC succeeded EY as the auditor of the company’s financial statements. The Committee expresses its gratitude for EY’s longstanding service, and thanks both EY and PwC for their cooperation in facilitating a seamless transition. The
Committee recommended and the Supervisory Board approved the appointment of PwC as assurance provider with respect to the company’s sustainability statements for the years 2025-2028, in line with PwC’s appointment as auditor of the company’s financial statements.
The Committee met separately in private sessions with the CEO, CFO,
Head of Internal Audit and external auditor after the regular quarterly meeting of the Committee. Prior to the Committee meetings, the Audit
Committee chair met one-on-one with the Group Treasurer as well as with each member of management who regularly attends the Audit
Committee meetings, and with the external auditor.
The following overview highlights matters that were reviewed and/or discussed during Committee meetings in the course of, or with respect to, the financial year 2025:
•The company’s 2025 annual and interim financial statements and non-financial information (prior to publication), the restructuring provision, the FCO provisions, the goodwill impairment tests, deferred tax assets and legal matters. In each of the regular quarterly meetings of the Committee, the Committee reviewed the draft of the press release on the company’s annual or interim financial statements.
•Matters relating to accounting policies, financial risks, reporting, and compliance with accounting standards. Key accounting judgments were discussed in-depth, and treatments were challenged, as were quality of earnings. Compliance with statutory and legal
requirements and regulations, particularly in the financial domain, was also reviewed. Furthermore, the Committee reviewed the
goodwill impairment tests performed in the fourth quarter, risk management, tax matters, legal compliance, and developments in
(regulatory) investigations and legal proceedings and the related provisions, if any. Important ﬁndings, Philips’ top and emerging areas of risk (including the internal auditor’s reporting thereon, and the Chief ESG & Legal Officer’s review of litigation and other claims as well as material investigations), and follow-up actions and appropriate measures were examined thoroughly.
•The geopolitical tax changes, including the One Big Beautiful Bill Act,
Base Erosion Anti-Abuse Tax, tariffs, and Global Minimum Tax, as well as the new public country-by-country reporting enhancing tax transparency reporting.
•The company’s policy on business controls, legal compliance and the
General Business Principles (including deployment). The Committee reviewed, discussed and monitored closely the company’s internal control certification processes, and in particular, compliance with section 404 of the US Sarbanes-Oxley Act and its requirements regarding assessment, review and monitoring of internal controls. It also discussed on a regular basis the developments in, and findings relating to, conduct resulting from investigations into alleged violations of the General Business Principles and, if required, any measures taken. More generally, the Committee reviewed the
company’s Risk Management and Internal Control (RMIC) framework and the assessment of the Board of Management regarding the

74
effectiveness of the internal risk management and control systems with respect to the operational, compliance and reporting risks.
•The company’s cash ﬂow generation, liquidity and financing
headroom, and its ability under its capital structure and credit ratings to pay dividends and to fund capital investments, including share repurchases and other corporate finance initiatives.
•Specific finance topics, capital spending and the company’s debt financing strategy (including the issuance of two EUR 500 million fixed rate notes under the existing Euro Medium Term Note program in May 2025 to be used for general corporate purposes as well as for the repayment of 2026 debt maturities).
•A post-investment review of projects in the areas of information technology, Research & Development, real estate, operations and restructuring, and assessment of the actual spend and timing of such projects against the original budget and timing.
•The quarterly Internal Audit reports in which the Head of Internal
Audit highlighted key findings of internal audits and fraud
investigations, as well as the Advisory reports, Risk Workshops, and
Quarterly Closed Action Check Sample completed by the Internal
Audit Function in the previous quarter. The Committee discussed the adequacy of the remediation actions agreed with management and accountabilities for executing on these actions. In each meeting the
Head of Internal Audit also presented the audit schedule for the upcoming quarter. The Committee also reviewed and approved of the revised Internal Audit charter, annual audit plan and budget, audit scope, and its coverage in relation to the scope of the external audit, as well as the stafﬁng, independence, performance and organizational structure of the Internal Audit Function.
•Review and approval of the revised Philips Auditor Policy.
•The proposed 2025 external audit scope, including key audit areas, approach and fees, and non-audit services provided by the external auditor in conformity with the Philips Auditor Policy. It also reviewed and challenged the independence of the external auditor and its engagement partners. For information on the fees of the Group auditor, please refer to Audit fees in the note Income from
operations. The Committee reviewed the execution of the external auditor transition plan.
•The company’s structure and system for compliance with export controls and international sanctions.
•A review of the quarterly reports on sustainability-related developments, including the EU Corporate Sustainability Reporting
Directive and EU Sustainability Reporting Standards, the company's progress on the implementation thereof, and the impact thereof on reporting by the Philips Group. The Committee also discussed the level of assurance to be provided in respect of the sustainability statement by the external assurance provider.
•Philips’ information security risk approach (including cybersecurity), at an enterprise level as well as at product and service levels, comprising an update on the mitigation of cybersecurity risks and actions taken to comply with relevant laws and regulations,
including the Cybersecurity Risk Management, Strategy, Governance,
and Incident Disclosure requirements issued by the US Securities and
Exchange Commission (SEC).
In February 2026, the Committee reviewed, together with the other members of the Supervisory Board, the draft of the Annual Report 2025, as well as the key audit matters and the critical audit matters identified by the external auditor in relation to the 2025 financial statements included in the Annual Report 2025 and the Annual Report on Form
20-F, respectively. In February 2026, the Committee also reviewed the draft of the company’s 2025 Country Activity and Tax Report.
During each regular quarterly Audit Committee meeting, the
Committee reviewed the quarterly report from the external auditor, in which the auditor set forth its ﬁndings and attention points during the relevant period. The annual audit report was circulated to the full
Supervisory Board, and planned actions to address the items raised were discussed with management in the subsequent Audit Committee meetings as well as in private sessions with management.
Finally, the Committee reviewed and updated the Audit Committee
Charter.
Report of the Quality & Regulatory Committee
The Quality & Regulatory Committee was established in view of the importance of patient safety and the quality of the company’s products, systems, services and solutions. The Committee provides broad oversight of compliance with the regulatory requirements that govern the development, manufacturing, marketing and servicing of the company’s products, systems, services and solutions. The Committee assists the Supervisory Board in fulfilling its oversight responsibilities in these areas. The Committee is chaired by Paul Stoffels, who replaced
David Pyott on May 8, 2025, after the AGM. Its members are Marc
Harrison, Peter Löscher and Bob White.
In 2025, the Committee held five meetings. Quality-related matters were a regular item on the agenda of the Supervisory Board meeting. The
CEO, the Chief ESG & Legal Officer, the Chief Operations Officer, the
Chief Patient Safety & Quality Officer and the Chief Medical Officer
were present during these meetings. The following overview indicates some of the matters that were discussed during meetings in the course of 2025.
•Review of progress on the company’s Quality & Regulatory strategy.
The Committee focused on the strategy to ensure the safety and efficacy of the company’s products and solutions for patients and customers. In that context, the Committee reviewed the status and progress of the company’s Patient Safety and Quality program, which includes enhancement of the engagement with regulators, ensuring sustainability and predictable performance, and the Patient Safety &
Quality Culture Intervention. Specific attention was given to the
Quality Management System (QMS) transformation to drive process simplification in a tailored manner, and Product Quality Reviews
(PQRs) to ensure the installed base meets patient safety and design control standards, as well as compliance requirements. For more information, please refer to Patient safety, quality and regulatory and the Medical Office.
•The Philips Respironics voluntary recall notification related to the sound abatement foam in certain sleep and respiratory care products
(announced in June 2021) in the company’s Sleep & Respiratory Care
Business. The Committee reviewed aspects of this issue, such as the program governance to enable effective execution, ongoing
engagements with the FDA, among others, the investigation
initiated by the DOJ to which Philips Respironics is subject, and the

75
execution of the agreed consent decree. The Committee reviewed the engagements with other regulatory authorities globally.
Furthermore, the Committee reviewed and discussed with
management the engagement with and communication efforts to
patients, physicians, customers and durable medical equipment providers; the testing program and its outcomes; and health hazard evaluations. The Committee also discussed the level of related field action provisions, as set out in more detail in the report of the Audit
Committee (see previous section).
•Review of other quality issues (other than the Philips Respironics voluntary recall), including site inspections and warning letters, and the progress made with resolving and closing such other issues.
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
•Review of the implementation of a Patient Safety & Quality IT roadmap and adoption of the IT and data enhancements.
•The status and outcome of quality- and regulatory-related
investigations and inspections by regulatory authorities and notified bodies globally across the organization. Management also regularly provided the Committee with an overview of upcoming scheduled inspections across company sites by the FDA, as well as other regulatory authorities and notified bodies, and the actions taken to prepare for such inspections.
•Review of the product risk per Business based on a product
assessment approach and remediation across the company, including findings resulting from internal audits.
•Review of the 2025 dashboard of quality and regulatory key
performance indicators, showing the trend of performance. The
Committee also reviewed the key performance indicators for 2026.

76
Remuneration Report 2025
Letter from the Remuneration Committee Chair
Dear stakeholder,
On behalf of the Remuneration Committee, I am pleased to present the
2025 Remuneration Report, providing an overview of the remuneration paid and owed to the individual members of the Board of
Management and the Supervisory Board.
The 2024 Remuneration Report was approved at the Annual General
Meeting of Shareholders (AGM) held in May 2025, with a majority of
94.21% of the votes cast. We did not receive any substantive comments on this report. For transparency purposes we have added the voting outcome percentages for the Remuneration Policies and Remuneration
Report, as well as a visualization in the Board of Management remuneration overview.
Company performance in 2025 and incentive plan realization
Over the past year, the geopolitical environment remained volatile.
Philips has significant presence in both the US and China, where local-
first politics continue to influence global supply chains and our manufacturing footprint. In several other regions, conflicts and political tensions added further complexity to logistics and operations. Despite these headwinds, Philips’ sales and order intake grew consistently during 2025. The company achieved margin expansion throughout the year, reflecting strong demand for its innovations and operational discipline.
In this challenging climate, Philips has delivered on its plan to create value out of its portfolio of leadership positions by driving operational improvements and scaling innovation leadership. Significant progress was made on its execution priorities including patient safety and quality.
For the awards granted under our Long-Term Incentive (LTI) plan in
2023, the company performance resulted in a realization above target for the relative Total Shareholder Return (TSR) and adjusted Earnings
Per Share (EPS) metrics. For the sustainability objectives there was also an above target performance. With respect to the financial metrics of the 2025 Annual Incentive, performance was at target for the Adjusted
EBITA metric, and above target for the free cash flow and comparable sales growth metrics. Please refer to the subsequent pages of the report for more details.
Other matters prepared by the Remuneration Committee
During the AGM 2025, our Chief ESG & Legal Officer Marnix van
Ginneken was re-appointed, adding a four-year term to his
membership of the Board of Management that started in 2017. The company and Mr Van Ginneken entered into a new services agreement that was prepared by the Remuneration Committee and published on the company’s website.
Looking ahead
As included in the 2024 Remuneration Policy for the Board of
Management, the Annual Incentive target levels could be increased as of 2025. The Supervisory Board noted that in 2024, the company delivered on its commitments regarding profitability, free cash flow and ESG. Nevertheless, the Supervisory Board decided to maintain the current target levels for another year. Now, at the close of the company's three-year plan 2023-2025, the Supervisory Board assessed the progress that was made on the company's performance trajectory.
The Supervisory Board notes that the company delivered on its commitments also in 2025. Therefore it decided that as of performance year 2026 the Annual Incentive target will be increased to 120% (from
100%) for the CEO, and to 100% (from 80%) for the CFO and CLO, enabling to reward at market median level for the Annual Incentive.
The Remuneration Policy (including fee levels) for the Supervisory
Board, is reviewed in principle every two years. The current fee levels were adopted at the AGM 2024. The Remuneration Policy is aimed at attracting and retaining Supervisory Board members internationally, of the highest caliber and with relevant expertise and experience.
Therefore the Supervisory Board intends to submit a proposal for new
Supervisory Board fees to the upcoming AGM 2026. Building on our stakeholder engagements during the past years, we took a careful approach and engaged with relevant stakeholders to solicit their feedback on, and support for the proposal.
The Remuneration Committee will evaluate the Remuneration Policy for the Board of Management in the course of 2026, which may result in proposals to revise the Remuneration Policy to the Supervisory Board and ultimately to our shareholders. The Remuneration Committee notes that, since the current Long-Term Incentive target levels for the
Board of Management were set in 2024, the median LTI target levels continued to increase within our Quantum Peer Group, widening the gap with Philips’ target levels.
I look forward to presenting our Remuneration Report 2025 and the
2026 Supervisory Board Remuneration Policy at the AGM 2026.
Furthermore I would like to extend my gratitude to Paul Stoffels, who concluded his tenure as Chair of the Remuneration Committee this year.
Herna Verhagen
Chair of the Remuneration Committee

77
Introduction
In this Remuneration Report, the Supervisory Board provides a comprehensive overview, in accordance with article 2:135b of the
Dutch Civil Code, of the remuneration paid and owed to the individual members of the Board of Management and the Supervisory Board,
respectively, in the financial year 2025. The report will also be published as a stand-alone document on the company’s website after the AGM 2026, the agenda of which will include an advisory vote on this Remuneration Report.
Board of Management
Summary of 2025 Remuneration Policy
The Remuneration Policy for the Board of Management (BoM), which includes a Long-Term Incentive plan, was adopted at the AGM 2024 with a majority of 96.07% of the votes cast.
The objectives of the Remuneration Policy for members of the Board of
Management are in line with those for Philips executives throughout the Philips Group: to focus them on pursuing our purpose to improve people’s health and well-being through meaningful innovation, and on delivering on our strategy, as well as to motivate and retain them to create superior, long-term stakeholder value.

78
Main elements of the Remuneration Policy

Compensation element	Purpose and link to strategy	Operation	Policy level
Total Direct Compensation
To support the Remuneration Policy’s objectives, the Total
Direct Compensation includes a significant variable part in
the form of an Annual Incentive (cash bonus) and Long-
Term Incentive in the form of performance shares. As a
result, a significant proportion of pay is ‘at risk’.

The Supervisory Board ensures that a competitive remuneration package for board-level executive talent is maintained and benchmarked.
The positioning of Total Direct Compensation is reviewed against benchmark data on an annual basis and is recalibrated if and when required. To establish this benchmark, research is carried out each year on the compensation levels in the Quantum Peer Group.
Total direct remuneration is aimed at or close to the median of the Quantum Peer Group.
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
Until this level has been reached the members of the Board of Management are required to retain all after-
tax shares derived from any Long-Term Incentive plan.
The shares granted under the Long-Term Incentive plan shall be retained for a period of at least five years or until at least the end of their contract period if this period is shorter.
The guideline does not require members of the Board of Management to purchase shares in order to reach the required share ownership level.
The minimum shareholding requirement is 400% of Annual Base Compensation for the CEO and 300% for other members of the Board of Management.
Pension
Participation in the Philips Flex ES pension plan in the
Netherlands (applicable for all executives) combined with a
fixed pension contribution intended to result in an
appropriate level at retirement.
Defined Contribution plan with fixed contribution (applicable to all executives in the Netherlands – capped at EUR 137,800). Gross allowance of 25% of Annual Base Compensation exceeding EUR 137,800.

79

Compensation element	Purpose and link to strategy	Operation	Policy level
Additional arrangements	To aid retention and remain competitive within the marketplace.
Additional arrangements include expense and relocation allowances, medical insurance, accident insurance,
Philips product arrangements and company car arrangements.
The members of the Board of Management also benefit from coverage under the company’s Directors &
Officers (D&O) liability insurance.
The company does not grant personal loans to members of the Board of Management.
Cash value (grossed up) of the benefits received, which are in line with other Philips executives in the Netherlands.
Clawback	Risk management and accountability mechanism.	Annual incentives and long-term incentives are subject to claw-back provisions, which allow the Supervisory Board to recoup some or all of the relevant payments.	Clawback provisions are further specified in the Remuneration Policy.
Peer Groups
We use a Quantum Peer Group for remuneration benchmarking
purposes, and therefore we aim to ensure that it includes business competitors, with an emphasis on companies in the healthcare, technology-related or consumer products area, and other companies we compete with for executive talent. The Quantum Peer Group consists of predominantly Dutch and other European companies, plus a minority (up to 25%) of US-based global companies of comparable size, complexity and international scope. In 2025 no changes were made in the Quantum Peer Group.
Philips Group
Quantum Peer Group 2025

European companies		Dutch companies	US companies
Alcon	Lonza	Ahold Delhaize	Baxter
BAE Systems	Nokia	AkzoNobel	Becton Dickinson
Dräger	Reckitt Benckiser	ASML	Boston Scientific
Ericsson	Roche	Heineken	GE Healthcare
Fresenius Medical Care	Siemens Healthineers		Medtronic
Getinge	Smith & Nephew		Stryker
GSK	Thales
In addition, we use a TSR Performance Peer Group to benchmark our relative Total Shareholder Return performance against peers in health technology and other sectors. The companies we have selected for this peer group include predominantly US-based healthcare companies.
Given that a substantial number of relevant competitors are US-
headquartered, the weighting of US-based healthcare companies is more notable than for the Quantum Peer Group.
Philips Group
TSR Performance Peer Group 2025

US companies	European companies	Japanese companies
Baxter	Alcon	Canon
Becton Dickinson	Elekta	Terumo
Boston Scientific	Fresenius Medical Care
Danaher	Getinge
GE Healthcare	Reckitt Benckiser
Hologic	Siemens Healthineers
Johnson & Johnson	Smith & Nephew
Medtronic
Resmed
Stryker
The Remuneration Policy and the LTI plan allow changes to the peer groups to be made by the Supervisory Board without further approval from the General Meeting of Shareholders for up to three companies on an annual basis (for instance: following a delisting of a company or a merger of two peer companies), or six companies in total during the four years following adoption and approval of the Remuneration Policy and the LTI plan, respectively (or, if earlier, until the adoption or approval of a revised Remuneration Policy or revised LTI plan).
Service agreements
The members of the Board of Management are engaged by means of a services agreement (overeenkomst van opdracht). Termination of the contract by either party is subject to six months’ notice period. The severance payment is set at a maximum of one year’s Annual Base
Compensation. In the event of a period of garden leave, no Annual
Incentive entitlement will accrue in respect of such period. No severance payment is due if the agreement is terminated early on behalf of the Board of Management member or in the case of urgent cause (dringende reden) as defined in article 7:678 and further of the
Dutch Civil Code. The term of the services agreement is aligned with the term for which the relevant member has been appointed by the
General Meeting of Shareholders (which is a maximum period of four years, it being understood that this period expires no later than at the end of the AGM held in the fourth year after the year of appointment).
Philips Group
Contract terms for current members 2025

end of term
Roy Jakobs	AGM 2026
Charlotte Hanneman	AGM 2028
Marnix van Ginneken	AGM 2029
Remuneration of the Board of Management in 2025
The Supervisory Board has determined the 2025 pay-outs to the members of the Board of Management, upon the proposal of the
Remuneration Committee, in accordance with the 2024 Remuneration
Policy.
The Remuneration Committee annually conducts a scenario analysis.
This includes the calculation of remuneration under different scenarios, whereby different performance assumptions and corporate actions are examined. The Supervisory Board concluded that the relationship between the strategic objectives and the chosen performance criteria for the 2025 Annual Incentive, as well as for the 2023 LTI grants, were adequate. The variable remuneration awards are considered fair and appropriate under the various scenarios.

80
Annual Base Compensation
As part of the regular remuneration review, Annual Base
Compensation for the members of the Board of Management is being reviewed every year. This year, the Annual Base Compensation has been increased per April 1, 2025, as follows: for Roy Jakobs from EUR
1,250,000 to EUR 1,300,000; for Charlotte Hanneman from EUR 700,000 to EUR 725,000; and for Marnix van Ginneken (as disclosed before his re-appointment at the AGM 2025) from EUR 660,000 to EUR 725,000, respectively. This increase was made to move the total compensation level closer to the market median level, as well as to reflect internal relativities.
2025 Annual Incentive
The Annual Incentive performance has been assessed based on
company financial results as well as non-financial results.
Financial element (70% weighting)
In line with the 2024 Remuneration Policy, the company sets financial performance metrics and targets in advance of the year for all members of the Board of Management. For the year 2025, the financial targets set at Group level cover comparable sales growth1, Adjusted EBITA1 and free cash flow1. For the comparable sales growth metric, the realized performance was above target, which resulted in a 115% payout for this metric. For the Adjusted EBITA metric, the realized performance was at target performance level, which resulted in a 100% payout for this metric. For the free cash flow metric, the realized performance of
512 million EUR results in a 137.4% payout for this metric. The financial realization fully includes the impact of tariffs announced in 2025 after targets were set.

Financial performance metric	Weighting as % of target Annual Incentive	Assessment of performance					Weighted pay-out as % of target Annual Incentive
		Threshold performance	Target performance	Maximum performance	Realized performance	Resulting payout as % of target
Comparable Sales Growth ¹	35%	1.0%	2.0%	4.0%	2.3%	115.0%	40.3%
Adjusted EBITA margin ¹	20%	10.8%	12.3%	13.8%	12.3%	100.0%	20.0%
Free Cash Flow ¹	15%	100	400	700	512	137.4%	20.6%
Total	70%						80.9%
1Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

81
Non-financial element (30% weighting)
The non-financial performance categories and objectives were set at the beginning of the year and disclosed in the 2024 Remuneration Report.
As per remuneration policy, each selected performance category received an equal weighting. The Supervisory Board has assessed performance and granted a pay-out between 0% and 200% per selected category.

Member of Board of Management	Performance category	Performance objective	Assessment of performance	Weighted pay-out as % of target Annual Incentive
Roy Jakobs	Patient safety and quality	Drive patient safety and quality as highest priority in the organization	Overall improvement in processes, controls and culture reflecting commitment to patient safety and quality. Significant progress made on addressing consent decree requirements. FDA inspection resulted in a warning letter. It remains of crucial importance to further resolve the related causes.	34.5%
	Customer	Improve market share and customer experience	Strong progress made on gaining Market share.
		Improve supply chain reliability	On-time delivery of orders as per customer expectations further improved.
	Strategy and execution	Drive focused strategy to win in the market	Accelerated growth in strategic growth businesses and launched several world-first innovations.
		Establish simplified, more agile operating model	Strong progress on execution priorities with simplification of how work, improved operational performance and rigorous cost management and productivity.
	ESG	Deliver on ESG commitments	ESG index realization ahead of target. Employee engagement in line with target. Talent building as per plan.
Charlotte Hanneman	Patient safety and quality	Drive patient safety and quality as highest priority in the organization	Overall improvement in processes, controls and culture reflecting commitment to patient safety and quality. Significant progress made on addressing consent decree requirements. FDA inspection resulted in a warning letter. It remains of crucial importance to further resolve the related causes.	34.5%
	Customer	Improve market share and customer experience	Strong progress made on gaining Market share.
		Improve financial forecasting	Improved predictability on Margin, while opportunity to further improve Sales predictability.
	Strategy and execution	Drive focused strategy to win in the market	Accelerated growth in strategic growth businesses and launched several world-first innovations.
		Establish simplified, more agile operating model	Strong progress on execution priorities with simplification of how work, improved operational performance and rigorous cost management and productivity.
	ESG	Deliver on ESG commitments	ESG index realization ahead of target. Employee engagement in line with target. Talent building as per plan.
Marnix van Ginneken	Patient safety and quality	Drive patient safety and quality as highest priority in the organization	Overall improvement in processes, controls and culture reflecting commitment to patient safety and quality. Significant progress made on addressing consent decree requirements. FDA inspection resulted in a warning letter. It remains of crucial importance to further resolve the related causes.	33.0%
	Customer	Manage legal issues	In 2025 important milestones were achieved in resolving the Respironics recall related legal proceedings including the resolution of the US personal injury and medical monitoring litigation.
	Strategy and execution	Drive focused strategy to win in the market	Accelerated growth in strategic growth businesses and launched several world-first innovations.
		Establish simplified, more agile operating model	Strong progress on execution priorities with simplification of how work, improved operational performance and rigorous cost management and productivity.
	ESG	Deliver on ESG commitments	ESG index realization ahead of target. Employee engagement in line with target. Talent building as per plan.

82
Overall, this leads to the following total Annual Incentive realization:
Annual Incentive realization 2025
in EUR unless otherwise stated

	Annual incentive opportunity		Realized annual incentive
	Target as a % of base compensation	Target Annual Incentive	Financial performance (weighted pay-out %)	Individual performance (weighted pay-out %)	Payout as % of target Annual Incentive ¹	Realized annual incentive
Roy Jakobs	100%	1,300,000	80.9%	34.5%	115.4%	1,499,680
Charlotte Hanneman	80%	580,000	80.9%	34.5%	115.4%	669,088
Marnix van Ginneken	80%	580,000	80.9%	33.0%	113.9%	660,388
1Note that figures may not add up due to rounding.
*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

83
2026 Annual Incentive
Financial element (70% weighting):
For the year 2026, the following financial performance metrics are selected to ensure alignment with the key (strategic) priorities in the year:
•35% weighting: Comparable Sales Growth*
•20% weighting: Adjusted EBITA* margin
•15% weighting: Free Cash Flow*
For each of the selected performance metrics, the Supervisory Board sets challenging but realistic target levels which will be disclosed ex-
post in the subsequent Remuneration Report.
Non-financial element (30% weighting):
At the start of each year, two to four performance categories are selected from the following list, whereby each selected category receives an equal weighting:
•Patient safety and quality
•Customer
•Strategy and execution
•ESG
For each selected category, one or more performance objectives are determined at the start of the year for each of the members of the
Board of Management.
For the year 2026, the following categories and objectives were selected to ensure alignment with the key (strategic) priorities in the year:

Performance category	Performance objective	Applicable for	Weighting	Measurement description
Patient safety and quality	Drive patient safety and quality as highest priority in the organization	All members of Board of Management	7.50%	This objective measures delivery on our company-wide program to strengthen our patient safety and quality culture, capabilities and performance.
Customer	Improve market share and customer experience	Roy Jakobs	7.50%	This objective is measured by the market share gain and delivery on prioritized innovations
	Improve market share and customer experience	Charlotte Hanneman		This objective is measured by the market share gain and by a reliable forecast as per plan.
	Manage legal issues	Marnix van Ginneken		This objective measures the extent to which litigation strategy is developed and potential liabilities are managed.
Strategy and execution	Drive focused strategy to win in the market and simplify the operating model	All members of Board of Management	7.50%	This objective measures delivery on our value creation plan and delivery on our operating model simplification plan.
ESG	Deliver on ESG commitments	All members of Board of Management	7.50%	This objective measures: •performance on our Impact index (which includes various elements such as emission targets) •our capacity to grow and retain talent and further improve employee engagement
*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

84
2023 Long-Term Incentive
The 3-year performance period of the 2023 LTI grant, consisting of performance shares, ended on December 31, 2025. The realization of this grant is based on TSR achievement, adjusted EPS growth and sustainability objectives. The following performance achievement and vesting levels have been determined by the Supervisory Board with respect to the 2023 grant of performance shares:
Philips Group
Performance achievement and vesting levels

	achievement	weighting	vesting level
TSR	200%	50%	100%
EPS	200%	40%	80%
Sustainability objectives	140%	10%	14%
Total			194%
TSR (50% weighting)
A ranking approach to TSR applies, with Philips itself included in the
TSR Performance Peer Group. TSR scores are calculated based on a local currency approach and by taking a three-month averaging period prior to the start and end of the three-year performance period. The performance incentive pay-out zone applicable to the 2023 LTI grant
(based on the 2020 LTI Plan) is outlined in the following table. This results in zero vesting for performance below the 40th percentile and
200% vesting for performance levels above the 75th percentile. The incentive zone range has been constructed such that the average pay-
out over time is expected to be approximately 100%.
Philips Group
Performance-incentive zone for TSR in %

Position	20-14	13	12	11	10	9	8	7	6	5-1
Vesting %	0	60	80	90	100	120	140	160	180	200
The TSR achieved by Philips during the performance period was
93.52%, using a start date of October 2022 and end date of December
2025. This resulted in Philips being positioned at rank 2 in the TSR performance peer group shown in the following table, resulting in a
TSR achievement of 200%.
LTI Plan TSR realization 2023 grant: 93.52%)

	total return	rank number
Boston Scientific	126.42%	1
Philips	93.52%	2
Stryker	65.33%	3
Fresenius Medical Care	60.52%	4
Canon	60.46%	5
GE HealthCare Technologies	44.57%	6
Smith & Nephew	32.54%	7
Medtronic	32.31%	8
Johnson & Johnson	25.40%	9
Terumo	22.00%	10
ResMed	19.67%	11
Reckitt Benckiser	13.51%	12
Hologic	2.60%	13
Getinge	2.16%	14
Alcon	1.09%	15
Siemens Healthineers	(0.08%)	16
Danaher	(3.75%)	17
Elekta	(6.96%)	18
Becton Dickinson	(15.10%)	19
Baxter	(59.70%)	20
Adjusted EPS growth (40% weighting)
The LTI Plan EPS payouts and targets set at the beginning of the performance period were as follows:
Philips Group
LTI Plan EPS payouts

	Below threshold	Threshold	Target	Maximum	Actual
LTI plan EPS (euro)	<0.54	0.54	0.64	0.83	1.26
Vesting %	-%	40%	100%	200%	200%
In respect of the 2023 LTI grant, the LTI Plan EPS is calculated based on a reported net income attributable to shareholders divided by the number of common shares outstanding (after deduction of treasury shares) on the day prior to the beginning of the performance period
(to eliminate the impact of any share buyback, stock dividend, etc.), resulting in an EPS of EUR 1.02. Furthermore, as per the 2020 LTI Plan,
the LTI Plan EPS includes adjustments to account for events that were not planned when targets were set or were outside management’s control, such as the profit and loss impact of acquisitions and divestments (balance is neutral), the profit and loss impact of unhedged foreign exchange variations versus plan (positive
adjustment), the profit and loss impact of legacy legal proceedings
(positive impact), and the profit and loss impact of Respironics-related charges (positive impact). Overall, this resulted in an LTI Plan EPS of
EUR 1.26 based on adjusted net income from continuing operations, leading to a realization of 200% of target.
The historic EPS realization was 0% of target for the LTI grants related to the years 2020, 2021 and 2022.

85
Philips Group
LTI Plan EPS realization in millions of EUR unless otherwise stated

	Net income	EPS (euro)
Income from continuing operations attributable to shareholders	899	1.02
Profit and loss impact of:
- Foreign exchange variations versus plan ¹	65	0.07
- Respironics-related charges ²	147	0.17
Adjusted net income from continuing operations	1,111	1.26
1Impact of variations of unhedged volatile currencies compared to the performance period plan.
2Impact of Respironics field-action running costs and consent decree charges.
Sustainability objectives (10% weighting)
In order to further align the remuneration package for the Board of
Management with our purpose and our ESG commitments, a
sustainability criterion was introduced in the 2020 LTI Plan. Philips believes that ESG performance will improve the company’s
performance as a whole and, therefore, that it should be explicitly linked to (long-term) remuneration. The criteria are based on three
Sustainable Development Goals (SDGs) as defined by the United
Nations that are included in Philips’ strategy on sustainability (no. 3, 12 and 13). These three SDGs are translated in five underlying objectives, which are measured against a specific target range.
At the beginning of the performance period, challenging target ranges are set for each of the five objectives. Based on a point-to-point method, performance achievement is measured at the end of the performance period (i.e., three years) versus the beginning of the performance period. The vesting level is determined based on the following scheme:

No. of measures achieved on or above target	Vesting %
1	0%
2	0%
3	50%-100%
4	100%-150%
5	150%-200%
The realized performance is described in the following table. As 4 out of 5 objectives are achieved within or better than target range, the vesting % lies between 100% and 150% of target. Based on target range performance of one and outperformance of three objectives, the
Supervisory Board has assessed that a vesting level of 140% would reflect an appropriate position within the vesting range.

Sustainability category	Underlying objective	Target range	Realized performance
Ensure healthy lives and promote well-being for all at all ages (SDG3) Lives improved	Targeted # of lives improved in year 3 [1]	1.92 – 2.14 billion	2.0 billion	Within target range
Ensure sustainable consumption and production patterns (SDG12) Circularity	Targeted circular revenue in year 3 ²	22.5% – 25.0%	27.9%	Better than target range
	Targeted waste to landfill in year 3 ³	2.5% – 0.1%	<0.01%	Better than target range
	Targeted closing the loop in year 3 ⁴	34.0% – 42.0%	20.2%	Below target range
Take urgent action to combat climate change and its impacts (SDG13) Carbon footprint	Targeted CO2 -equivalent (in kilotonnes) in year 3	483 – 433 kilotonnes CO2	372 kilotonnes CO2	Better than target range
1Lives improved by Philips products, solutions and services and care to those in underserved markets
2Revenue from products, services and solutions contributing to circularity (e.g., optimizing and re-using materials)
3Avoiding production of waste materials
4Taking back healthcare equipment
2026 Long-Term Incentive
The 2026 Long-Term Incentive grant consists of 100% performance shares of which vesting is subject to performance over a period of three years, whereby performance is measured based on the following performance metrics and weighting:
•40% weighting: Relative Total Shareholder Return (‘TSR’)
•40% weighting: Adjusted Earnings per Share growth* (‘EPS’)
•20% weighting: ESG performance

86
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
The objectives selected for the 2026 LTI grant are shown in the following table, including the rationale for selecting these objectives and more details on the measurement approach.
2026-2028

ESG objective	Rationale	Measurement approach
Targeted # of lives improved in year 3 [1]	Ensure healthy lives and promote well-being for all at all ages (SDG3) Lives improved
We have a lives
improved calculation
methodology, which
follows a three-step
approach. 1) We first
determine the installed
base of our health- and
well-being solutions, 2)
We determine the
number of touchpoints
per product per year,
and 3) To avoid double-
counting, we eliminate
all direct- and indirect
double-counts between
products and solutions.

Inclusion and belonging score	Aim to be the best place to work for our employees	Inclusion and belonging score in the Philips Engagement Survey
Targeted full value chain CO2-equivalent (in kilotonnes) in year 3	Take urgent action to combat climate change and its impacts (SDG13) Carbon footprint
Total greenhouse gas
emissions caused by
Philips, expressed in
kilotonnes CO2-
equivalent, which is the
sum of our Scope 1, 2
and material Scope 3 (at
least 95% coverage)
emissions according to
the Greenhouse Gas
Protocol.

Virgin non-renewable materials (in kilotonnes)	Aim to use less virgin non-renewable materials and make more materials available for re-use (SDG12) Circularity	Total weight (in kilotonnes) of virgin non-renewable materials which is measured as part of the Philips materials balance
1Lives improved by Philips products, solutions and services and care to those in underserved markets
Pension
The following pension arrangement is in place for the members of the
Board of Management working under a services agreement governed by Dutch law:
•Flex ES Pension Plan in the Netherlands, which is a Collective Defined
Contribution plan with a fixed contribution of (currently) 30.3%
(including an own contribution of 8%) of the maximum pensionable salary of EUR 137,800 (effective January 1, 2025) minus the offset.
The Flex ES Plan has a target retirement age of 68 and a target accrual rate of 1.85%;
•A gross Pension Allowance equal to 25% of the base compensation exceeding EUR 137,800.
Total remuneration costs in 2025
The table on the following page gives an overview of the costs incurred by the company in 2025 and 2024 in relation to the remuneration of the Board of Management. Costs related to performance shares are based on accounting standards (IFRS), which prescribe that costs for each LTI grant are recognized over the full (multi-year) vesting period, proportionate to the relevant fiscal year. Therefore, the costs for any year reflect costs of multiple LTI grants, as opposed to the actual value for the holder of an LTI grant at the vesting date. Please refer to section 2023 Long-Term Incentive for more details on the actual vesting of the performance shares.
1 Charlotte Hanneman joined on October 1, 2024

87
Philips Group
Remuneration Board of Management 1 in EUR

			Accounting costs in the year
	reported year	annual base compensation ²	base compensation	realized annual incentive	performance shares ³	pension allowances	pension scheme costs	other compensation ⁴	total cost	Fixed-variable remuneration ⁵
Roy Jakobs	2025	1,300,000	1,287,500	1,499,680	3,772,196	287,425	26,609	96,386	6,969,796	24%-76%
	2024	1,250,000	1,237,500	927,750	1,692,087	274,925	32,218	83,870	4,248,350	38%-62%
Charlotte Hanneman	2025	725,000	718,750	669,088	835,637	145,237	26,609	108,598	2,503,919	40%-60%
	2024	700,000	175,545	98,372	104,606	35,247	7,775	23,089	444,633	54%-46%
Marnix van Ginneken	2025	725,000	708,750	660,388	1,531,456	142,737	26,609	62,090	3,132,030	30%-70%
	2024	660,000	652,500	422,374	740,101	128,675	32,218	74,227	2,050,095	43%-57%
Total	2025		2,715,000	2,829,156	6,139,289	575,399	79,827	267,074	12,605,745	29%-71%
	2024		2,065,545	1,448,496	2,536,794	438,847	72,211	181,186	6,743,078	41%-59%
1Reference date for board membership is December 31, 2025.
2Annual Base Compensation as incurred in the year, base compensation increases are reflected proportionally.
3The value of the performance shares that vested during the year is as follows, for Roy Jakobs EUR 241,089 (2024:EUR 77,227), Charlotte Hanneman EUR 0 (2024: EUR 0), Marnix van Ginneken EUR 141,783 (2024: EUR 94,985). Values are determined at vesting date.
Taking the vesting value into account for the performance shares (instead of IFRS expenses) results in the following total remuneration, for Roy Jakobs EUR 3,438,688, Charlotte Hanneman EUR 1,668,282, Marnix van Ginneken EUR 1,742,357.
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
Philips Group
Total remuneration Board of Management in EUR
Roy Jakobs
2025
2024
Charlotte Hanneman 1
2025
2024
Marnix van Ginneken
2025
2024

■	Base compensation	■	Annual incentive	■	Performance shares	■	Pension	■	Other compensation

88
Five-year development of CEO and Board of Management versus
average employee remuneration costs compared to company
performance
Internal pay ratios are a relevant input factor for determining the appropriateness of the implementation of the Remuneration Policy, as recognized in the Dutch Corporate Governance Code. Following the
European Sustainability Reporting Standards (ESRS), this disclosure enhances transparency in income distribution and aligns with our commitment to fair remuneration practices. For the 2025 financial year, the ratio between the annual total compensation for the CEO, which is the highest paid individual, and the average annual total remuneration for an employee was 70:1. The ratio increased from 43:1 in 2024. The increase is mainly caused by the 194% vesting of the 2023 LTI grant for the CEO. Furthermore, the ratio between the CEO and median annual total remuneration for all employees (excluding the highest-paid individual) was 83:1. Further details on the development of these amounts and ratios over time can be found in the following table.
Please note that the amounts presented in the table reflect total remuneration costs to the company, which differ from the actual payouts to the members of the Board of Management.
Philips Group
Remuneration costs* in EUR

	2025	2024	2023	2022	2021	2020
Remuneration
CEO Total Remuneration Costs (A) ¹	6,969,796	4,248,350	4,582,347	5,133,659	5,452,299	6,153,067
CFO Total Remuneration Costs	2,503,919	3,517,514	3,002,907	1,896,081	2,652,864	3,007,990
CLO Total Remuneration Costs	3,132,030	2,050,095	2,302,397	1,416,837	2,029,054	2,203,160
Average Employee (FTE) Total Remuneration Costs (B) ²	99,667	99,091	99,866	93,373	86,853	91,455
Ratio A versus B ⁴	70:1	43:1	46:1	55:1	63:1	67:1
Median Employee Total Remuneration Costs (C) ³	83,708	89,103
Ratio A versus C ⁴	83:1	48:1
Company performance
Annual TSR ⁵	(5.5)%	43.3%	42.9%	(60.0)%	(14.5)%	6.2%
Comparable Sales Growth% ⁶	2.3%	1.2%	6.0%	(2.8)%	(1.2)%	2.9%
Adjusted EBITA% ⁶	12.3%	11.5%	10.6%	7.4%	12.0%	13.2%
Free Cash Flow ⁶	512	906	1,582	(961)	900	1,635
*The Dutch implementation of SRDII requires disclosure of the compensation of the Supervisory Board members in a way that allows comparison. The members of the Supervisory Board received fixed remuneration during the years covered by the table above in line with the Remuneration Policy for the Supervisory Board as approved by the AGM, ranging from 116,269 (lowest full-time amount in 2020) to 225,845 (highest full-time amount in 2025). They are not entitled to any variable remuneration. For more information, see
“Remuneration of the Supervisory Board in 2025”.
1For 2022, CEO refers to Frans van Houten for the period up to October 15, 2022, and to Roy Jakobs for the period from October 15, 2022, onward. For 2020 and 2021, CEO refers to Frans van Houten.
2Based on Employee benefit expenses (EUR 6.7 billion) divided by the average number of employees (67,033 FTE) as reported in Income from operations. This results in an average annual total compensation cost of EUR 99,667 per employee.
3Median Employee Total Remuneration Costs are based on the full salary and wage expenses to the company, including base salary, social security, benefits in cash, benefits in kind, Annual Incentive and Long Term Incentives.
4A consideration when interpreting the ratios between CEO (i.e., highest paid individual) and average and median employee remuneration is that the remuneration of the CEO is more heavily dependent on variable compensation than the remuneration of the typical employee at Philips. Furthermore, the costs of performance shares are based on accounting standards (IFRS) and the specific allocation of these costs to the year. As such, the total remuneration level and costs applicable to the CEO will vary more with Philips’
financial performance than the remuneration level and costs applicable to the typical employee. As a consequence, the ratio will increase when financial performance is strong and conversely decrease when financial performance is not as strong.
5Annual TSR was calculated in line with the method used for the LTI Plan (i.e., based on reinvested dividends and three-month averaging)
6Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Reconciliation of non-IFRS information.

89
Historical LTI grants and holdings
Number of performance shares (holdings)
Under the LTI Plan the current members of the Board of Management were granted 222,428 performance shares in 2025. The following table provides an overview at the end of December 2025 of performance share grants.
Philips Group
Number of performance shares (holdings) in number of shares unless otherwise stated

	Grant date	Number of shares originally granted	Value at grant date	Vesting date	End of holding period	Unvested opening balance at Jan. 1, 2025	Number of shares awarded in 2025	(Dividend) shares awarded	Number of shares vested in 2025 ¹	Value at vesting date in 2025	Unvested closing balance at Dec. 31, 2025
Roy Jakobs	4/29/2022	37,630 ²	930,000	4/29/2025	4/29/2025	42,148	-	-	6,322	139,532	-
	10/28/2022	24,279	314,137	10/28/2025	10/28/2027	26,233	-	1,112	4,102	101,557	-
	4/28/2023	124,538	2,400,000	4/28/2026	4/28/2028	134,560	-	5,702	-	-	140,261
	7/5/2024	131,443	2,500,000	5/7/2027	5/7/2029	135,939	-	5,760	-	-	141,700
	6/5/2025	120,686	2,580,000	6/5/2028	6/5/2030	-	120,686	5,114	-	-	125,800
Charlotte Hanneman	7/29/2024	25,346	613,934	7/29/2027	7/29/2029	25,346	-	1,074	-	-	26,420
	7/29/2024	37,982	920,000	7/29/2027	7/29/2029	37,982	-	1,609	-	-	39,591
	6/5/2025	50,871	1,087,500	6/5/2028	6/5/2030	-	50,871	2,156	-	-	53,027
Marnix van Ginneken	4/29/2022	38,237	945,000	4/29/2025	4/29/2027	42,828	-	-	6,424	141,783	-
	4/28/2023	49,037	945,000	4/28/2026	4/28/2028	52,983	-	2,245	-	-	55,228
	5/7/2024	52,051	990,000	5/7/2027	5/7/2029	53,832	-	2,281	-	-	56,113
	6/5/2025	50,871	1,087,500	6/5/2028	6/5/2030	-	50,871	2,156	-	-	53,027
1The shares vested in 2025 are subject to a two-year holding period.
2Awarded before date of appointment as a member of the Board of Management
Share ownership guidelines
To further align the interests to those of stakeholders and to motivate the achievement of sustained performance, the members of the Board of Management are bound to a minimum shareholding requirement.
The following table shows the minimum shareholding requirement,
Annual Base Compensation, (vested) shares held, and share ownership ratio of each Board of Management member as of December 31, 2025.
Until the minimum shareholding requirement is reached, the members of the Board of Management are required to retain all after-tax

90
performance shares that have vested, but they are not required to make additional share purchases.
Philips Group
Share ownership Board of Management

	Minimum shareholding requirement ¹	Annual Base Compensation	(Vested) shares held	Ownership ratio ²
Roy Jakobs	4.0x	1,300,000	147,397	2.7x
Charlotte Hanneman	3.0x	725,000	-	0x
Marnix van Ginneken	3.0x	725,000	147,126	4.8x
1As ratio of Annual Base Compensation
2The ownership ratio is calculated by multiplying the total shares held by the share price of EUR 23.663 (the average closing share price from November 1, 2025, to
December 31, 2025) and dividing this by the base compensation.
Remuneration of the Supervisory Board in 2025
Summary of Remuneration Policy
The Remuneration Policy for the Supervisory Board was also adopted at the AGM 2024, with a majority of 98.94% of the votes cast.
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
To support the objectives mentioned previously, the 2024
Remuneration Policy is aimed at attracting and retaining Supervisory
Board members internationally, of the highest caliber and with experience and expertise relevant to our health technology Businesses.
To enable more gradual increases in the future, the 2024 Remuneration
Policy includes the Supervisory Board’s intention to review the fee levels, in principle, every two years, to monitor and take account of market developments and to manage expectations from our key
stakeholders. In these reviews we will, in principle, apply a consistent approach using the same Quantum Peer Group for our Supervisory
Board as is used for the Board of Management.
The accompanying table provides an overview of the current
remuneration structure. The fee levels were set below median market levels paid in the Quantum Peer Group used in the 2024 Remuneration
Policy for the Board of Management.
Philips Group
Remuneration Supervisory Board in EUR

Fee type (amounts in EUR)	Chairman		Vice Chair		Member
	As of 2025	2024	As of 2025	2024	As of 2025	2024
Supervisory Board (annual fee)	175,000	166,500	130,000	123,500	113,000	107,500
Audit Committee	30,500	29,000	n.a.		20,250	19,250
Remuneration Committee	23,750	22,500	n.a.		15,750	15,000
Corporate Governance and Nomination & Selection Committee	23,750	22,500	n.a.		15,750	15,000
Quality and Regulatory Committee	23,750	22,500	n.a.		15,750	15,000
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

91
Attendance fees, entitlement to Philips product arrangements and fixed net expense allowances are as follows:
Philips Group
Fee and reimbursement type in EUR

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
Remuneration of the Supervisory Board in 2025
The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration in 2025:
Philips Group
Remuneration of the Supervisory Board in EUR

	membership	committees	other compensation ¹	total 2025	total 2024
F. Sijbesma	175,000	39,500	11,345	225,845	232,945
P.A. Stoffels	130,000	39,500	16,019	185,519	174,269
S.K. Chua	113,000	20,250	15,088	148,338	152,857
M.E. Doherty	113,000	30,500	11,718	155,218	156,789
A.M. Harrison	113,000	15,750	18,769	147,519	130,269
P. Löscher	113,000	36,000	10,519	159,519	160,519
I. Nooyi	113,000	15,750	15,064	143,814	142,654
S. Poonen	113,000	15,750	20,500	149,250	143,538
D. Pyott	39,627	8,329	13,992	61,948	155,019
B. Ribadeau-Dumas	113,000	15,750	15,270	144,020	98,198
H. Verhagen	113,000	41,195	2,847	157,042	149,996
R.J. White	97,521	13,592	12,958	124,071
Total	1,346,148	291,866	164,089	1,802,103	1,697,054
1The amounts mentioned under other compensation relate to the fee for intercontinental travel, inter-European travel, the Philips product arrangement and the annual fixed net expense allowance.

92
Group financial statements

93
Controls and Procedures
Disclosures controls and procedures
The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the company’s disclosure controls and procedures (as defined in Rules
13a15(e) and 15d15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by the Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as of December 31, 2025.
Management's annual report on internal control
over financial reporting
The Board of Management of Koninklijke Philips N.V. (Royal Philips) is
responsible for establishing and maintaining an adequate system of internal control over financial reporting (as such term is defined in Rule
13a-15 (f) under the US Securities Exchange Act). Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with IFRS Accounting Standards as issued by the IASB.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Board of Management conducted an assessment of Royal Philips'
internal control over financial reporting based on the “Internal Control
Integrated Framework (2013)” established by the Committee of
Sponsoring Organizations of the Treadway Commission (COSO).
Based on the Board of Management’s assessment of the effectiveness of Royal Philips' internal control over financial reporting as of
December 31, 2025, it has concluded that, as of December 31, 2025,
Royal Philips' internal control over Group financial reporting is effective.
Attestation report of the registered public
accounting firm
The effectiveness of the Royal Philips’ internal control over financial reporting as of December 31, 2025, as included in this section Group financial statements, has been audited by PricewaterhouseCoopers
Accountants N.V. (PCAOB ID: 1395), an independent registered public accounting firm, as stated in their report included herein.
Changes in internal control over financial reporting
There were no changes in our internal control over financial reporting during 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

94
Independent auditor’s report - PricewaterhouseCoopers Accountants N.V.
(PCAOB ID: 1395)
Report of Independent Registered Public Accounting
Firm
To the Supervisory Board and Shareholders of Koninklijke Philips N.V.
Opinions on the Financial Statements and Internal Control over
Financial Reporting
We have audited the accompanying consolidated balance sheet of
Koninklijke Philips N.V. and its subsidiaries (the “Company”) as of
December 31, 2025, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for the year then ended, including the related notes (collectively referred to as the
“consolidated financial statements”). We also have audited the
Company’s internal control over financial reporting as of December 31,
2025, based on criteria established in Internal Control - Integrated
Framework (2013) issued by the Committee of Sponsoring
Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the
Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with (i) IFRS
Accounting Standards as issued by the International Accounting
Standards Board and (ii) IFRS Accounting Standards as adopted by the
European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control -
Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's
Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the
Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting
Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S.
federal securities laws and the applicable rules and regulations of the
Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the
PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial
Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in
conditions, or that the degree of compliance with the policies or procedures may deteriorate.

95
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Contingent Liabilities from Legal Proceedings Related to the Respironics Recall
As described in Notes 19 and 24, the Company recognizes provisions for legal claims and litigation when it has a present obligation, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and the amount can be estimated reliably. The Company is under criminal and civil investigation by the Department of Justice ("DOJ") and certain US state Attorneys General related to the events leading to the Respironics Recall. As of December 31, 2025, management assessed the outflow of economic resources in connection with these investigations as probable, but is not able to reliably estimate the financial impact.
Furthermore, a securities class action complaint in the United States has been filed alleging violations of the Securities and Exchange Act of 1934 causing damage to investors. In the Netherlands, two parties have filed a civil complaint with the Amsterdam District Court. Three parties have filed a request for inquiry proceedings with the Enterprise Chamber of the Amsterdam Court Appeal. Additionally, the Company is subject to an SEC investigation related to the Respironics Recall. As of December 31, 2025, management assessed that it is possible but not probable that these cases could lead to an outflow of economic resources. The Company is not able to reliably estimate the financial impact, if any.
The principal considerations for our determination that performing procedures relating to the contingent liabilities from legal proceedings related to the Respironics Recall is a critical audit matter are (i) the significant judgment by management when assessing whether outflow of resources embodying economic benefits is probable or possible and when determining whether the outflow of resources embodying economic benefits can be reasonably estimated; (ii) a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence related to management’s assessment of the contingent liabilities; and (iii) the audit effort involved in the use of professionals with specialized skills and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of contingencies, including controls over assessing whether an outflow of resources embodying economic benefits is probable and when determining whether the amount can be reasonably estimated, as well as the related financial statement disclosures. These procedures also included, among others (i) the involvement of professionals with specialized skill and knowledge to assist in confirming with internal and external legal counsel the possibility or probability of an unfavorable outcome and the extent to which the outflow of resources embodying economic benefits is reasonably estimable; (ii)
evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable; and (iii) evaluating the sufficiency of the Company’s contingent liability disclosure related to the Respironics Recall.

96

Goodwill Impairment Assessments – Connected Care Segment Businesses
As described in Note 11, goodwill is allocated to Businesses (groups of cash-generating units (CGUs)). The Connected Care Segment is composed of the Monitoring, Sleep & Respiratory Care, and Enterprise Informatics CGUs.
The goodwill allocated to these CGUs is EUR 3,752 million, EUR 625 million and EUR 248 million, respectively, as of December 31, 2025. Management performs an impairment test in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. The carrying amount of each group of CGUs is compared to the recoverable amount of the group of CGUs. An impairment loss is recognized in the Consolidated statements of income whenever and to the extent that the carrying amount of a group of CGUs exceeds the recoverable amount for the group of CGUs, whichever is the greater, its value-in-use or its fair value less cost of disposal. Significant assumptions used in the value-in-use calculations include compound sales growth rates, EBITA in the terminal value, and the rates used for discounting the projected cash flows. Philips defines EBITA as income from operations excluding amortization and impairment of acquired intangible assets and impairment of goodwill.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments - Connected Care Segment Businesses is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the CGUs; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the compound sales growth rates, EBITA in the terminal value and the rates used for discounting the projected cash flows; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessments for the Connected Care Segment CGUs. These procedures also included, among others, (i) testing management’s process for developing the fair value estimate of the Connected Care Segment CGUs; (ii) evaluating the appropriateness of the value-in-use approach used by management; (iii) testing the completeness and accuracy of underlying data used in the value-
in-use approach; (iv) and evaluating the reasonableness of the significant assumptions used by management; compound sales growth rates, EBITA in the terminal value, and the rates used for discounting the projected cash flows. Evaluating management’s significant assumptions related to the compound sales growth rates, and EBITA in the terminal value involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Connected Care Segment CGUs; (ii) the consistency with external market and industry data; and (iii) whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the value-in-use model and ii) the reasonableness of significant assumptions; compound sales growth rates, EBITA in the terminal value, and the rates used for discounting the projected cash flows.

/s/PricewaterhouseCoopers Accountants N.V.
Amsterdam, The Netherlands
February 19, 2026
We have served as the Company’s auditor since 2024.

97
Independent auditor’s report - EY Accountants B.V. (PCAOB ID: 1396)
Report of Independent Registered Public Accounting
Firm
To: the Supervisory Board and Shareholders of Koninklijke Philips N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of
Koninklijke Philips N.V. (the Company) as of December 31, 2024, the
related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the group financial statements). In our opinion, the group financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with IFRS
Accounting Standards as issued by the International Accounting
Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the
Company‘s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the
Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the
PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
We served as the Company’s auditor from 2016 to 2025.
EY Accountants B.V.
/s/ EY Accountants B.V.
Amsterdam, the Netherlands
February 21, 2025

98
Consolidated statements of income
Philips Group
Consolidated statements of income in millions of EUR
for the year ended December 31,

	Note	2025	2024	2023
Sales	6	17,834	18,021	18,169
Cost of sales		(9,776)	(10,248)	(10,721)
Gross margin		8,058	7,773	7,448
Selling expenses		(4,342)	(4,486)	(4,524)
General and administrative expenses		(628)	(582)	(608)
Research and development expenses		(1,700)	(1,747)	(1,890)
Other business income	6	87	590	112
Other business expenses	6	(51)	(1,019)	(652)
Income from operations	6	1,424	529	(115)
Financial income	7	113	105	63
Financial expenses	7	(346)	(387)	(376)
Results of associates		(9)	(124)	(98)
Income before taxes		1,182	123	(526)
Income tax (expense) benefit	8	(282)	(963)	73
Income from continuing operations		901	(840)	(454)
Discontinued operations, net of income taxes	3	(4)	142	(10)
Net income		897	(698)	(463)

Attribution of net income:
Net income attributable to shareholders of Koninklijke Philips N.V.		895	(702)	(466)
Net income attributable to non-controlling interests		1	3	2
Philips Group
Earnings per common share attributable to shareholders of Koninklijke Philips N.V. in EUR for the year ended December 31,

	2025	2024	2023
Basic earnings per common share
Income from continuing operations	0.95	(0.90)	(0.48)
Net income	0.94	(0.75)	(0.49)
Diluted earnings per common share
Income from continuing operations	0.93	(0.90)	(0.48)
Net income	0.93	(0.75)	(0.49)
Consolidated statements of
comprehensive income
Philips Group
Consolidated statements of comprehensive income in millions of EUR for the year ended December 31,

	Note	2025	2024	2023
Net income		897	(698)	(463)

Pensions and other-post employment plans:	20
Remeasurement, before tax		8	(18)	(26)
Income tax effect on remeasurements	8	(3)	12	3

Financial assets fair value through OCI:
Net current-period change, before tax		(20)	(21)	(20)
Income tax effect on net current-period change		-	9	3
Total of items that will not be reclassified to Income Statement		(15)	(17)	(40)

Currency translation differences:
Net current period change, before tax		(1,641)	768	(579)
Reclassification adjustment for (gain) loss realized		(33)	(7)	(26)
Income tax effect on net current-period change and reclassification	8	3	(8)	-
Cash flow hedges:
Net current-period change, before tax		73	21	29
Reclassification adjustment for (gain) loss realized		(29)	(29)	(19)
Income tax effect on net current-period change and reclassification	8	(12)	3	(2)
Total of items that are or may be reclassified to Income Statement		(1,638)	748	(597)

Other comprehensive income		(1,653)	731	(637)

Total comprehensive income		(757)	33	(1,100)

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.		(754)	27	(1,101)
Non-controlling interests		(2)	6	1
Amounts may not add up due to rounding.

99
Consolidated balance sheets
Philips Group
Consolidated balance sheets in millions of EUR
as of December 31,

	Note		2025	2024
Non-current assets
Property, plant and equipment	2	10	2,217	2,452
Goodwill	2	11	9,271	10,383
Intangible assets excluding goodwill	2	12	2,569	2,982
Non-current receivables		16	210	208
Investments in associates		5	148	257
Other non-current financial assets		13	704	631
Deferred tax assets		8	1,773	1,916
Other non-current assets		14	119	127
Total non-current assets			17,012	18,955

Current assets
Inventories		15	2,870	3,198
Other current assets		14	529	588
Current derivative financial assets		28	81	69
Income tax receivable			60	94
Current receivables		16	3,530	3,672
Assets classified as held for sale		3	67	-
Cash and cash equivalents		29	2,794	2,401
Total current assets			9,932	10,022
Total assets			26,944	28,976

	Note	2025	2024
Equity
Shareholders’ equity	17	10,957	12,006
Non-controlling interests	17	32	37
Group equity		10,990	12,043

Non-current liabilities
Long-term debt	18	6,934	7,113
Long-term provisions	19	915	996
Deferred tax liabilities	8	93	81
Non-current contract liabilities	22	458	431
Other non-current liabilities	22	47	167
Total non-current liabilities		8,446	8,787

Current liabilities
Short-term debt	18	1,151	526
Current derivative financial liabilities	28	34	59
Income tax liabilities	8	174	71
Accounts payable		1,927	1,830
Accrued liabilities	21	1,616	1,630
Current contract liabilities	22	1,490	1,699
Short-term provisions	19	712	1,977
Liabilities directly associated with assets held for sale	3	9	-
Other current liabilities	22	395	354
Total current liabilities		7,509	8,146
Total liabilities		15,954	16,933
Total liabilities and group equity		26,944	28,976
Amounts may not add up due to rounding.

100
Consolidated statements of cash flows
Philips Group
Consolidated statements of cash flows in millions of EUR
for the year ended December 31,

	Note	2025	2024	2023
Cash flows from operating activities
Net income		897	(698)	(463)
Results of discontinued operations, net of income tax		4	(142)	10
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization, and impairment of assets		1,125	1,390	1,261
Impairment of goodwill		-	-	8
Share-based compensation		141	96	88
Net loss (gain) on sale of assets		23	(19)	(71)
Interest income		(85)	(81)	(46)
Interest expense on debt, borrowings, and other liabilities		273	270	255
Results of associates		9	126	107
Income tax expense (benefit)		282	964	(71)
Decrease (increase) in working capital		(26)	(355)	913
Decrease (increase) in receivables and other current assets		(9)	(1)	298
Decrease (Increase) in inventories		(115)	230	257
Increase (decrease) in accounts payable, accrued and other current liabilities		97	(583)	358
Decrease (increase) in non-current receivables and other assets		(44)	(5)	(33)
Increase (decrease) in other liabilities		54	(51)	(38)
Increase (decrease) in provisions	19	(1,215)	316	422
Other items		104	101	129
Interest received		83	83	53
Interest paid		(253)	(261)	(250)
Dividends received from investments in associates		13	8	13
Income taxes paid		(213)	(173)	(152)
Net cash provided by (used for) operating activities		1,172	1,569	2,136

	Note		2025	2024	2023
Cash flows from investing activities
Net capital expenditures			(660)	(663)	(554)
Purchase of intangible assets			(136)	(118)	(96)
Expenditures on development assets			(263)	(241)	(203)
Capital expenditures on property, plant and equipment			(269)	(317)	(345)
Proceeds from sales of property, plant and equipment			9	13	90
Net proceeds from (cash used for) derivatives and current financial assets		23	(67)	38	(46)
Purchase of other non-current financial assets		23	(46)	(123)	(92)
Proceeds from other non-current financial assets		23	61	57	48
Purchase of businesses, net of cash acquired	5	4	(3)	(8)	(73)
Sale of interests in businesses, net of cash disposed			(22)	126	80
Net cash provided by (used for) for investing activities			(737)	(573)	(636)
Cash flows from financing activities
Proceeds from issuance (payments on) short-term debt	23	18	(24)	(30)	29
Principal payments on current portion of long-term debt	23	18	(609)	(763)	(754)
Proceeds from issuance of long-term debt	23	18	1,057	710	544
Re-issuance of treasury shares			13	-	-
Purchase of treasury shares		17	-	(411)	(662)
Dividends paid to shareholders of Koninklijke Philips N.V.			(328)	(1)	(2)
Dividends paid to shareholders of non-controlling interests			(2)	(2)	(3)
Net cash provided by (used for) financing activities			107	(496)	(848)
Net cash provided by (used for) continuing operations			542	500	652
Net cash provided by (used for) discontinued operations		3	(10)	(13)	123
Net cash provided by (used for) continuing and discontinued operations			532	487	776
Effect of changes in exchange rates on cash and cash equivalents			(139)	45	(79)
Cash and cash equivalents at the beginning of the period			2,401	1,869	1,172
Cash and cash equivalents at the end of the period			2,794	2,401	1,869
Amounts may not add up due to rounding.

101
Consolidated statements of changes in equity
Philips Group
Consolidated statements of changes in equity in millions of EUR for the year ended December 31,

	Common shares	Capital in excess of par value	Cash flow hedges	Currency translation differences	Treasury shares	Share-based compensation	Fair value through OCI	Retained earnings	Total shareholders' equity	Non-controlling interests	Group equity
			Reserves

Balance as of January 1, 2023	178	5,253	(2)	1,866	(275)	(228)	(376)	6,832	13,249	34	13,283
Net income	-	-	-	-	-	-	-	(466)	(466)	2	(463)
Other comprehensive income (loss)	-	-	8	(604)	-	-	(17)	(23)	(635)	(1)	(637)
Total comprehensive income (loss)	-	-	8	(604)	-	-	(17)	(488)	(1,101)	1	(1,100)
Dividend distributed	8	741	-	-	-	-	-	(816)	(68)	(3)	(70)
Transfer on disposal of equity investments at FVTOCI	-	-	-	-	-	-	4	(4)	-	-	-
Forward contracts	-	-	-	-	(608)	-	-	465	(143)	-	(143)
Cancellation of treasury shares	(3)	-	-	-	566	-	-	(563)	-	-	-
Share-based compensation plans	-	-	-	-	54	61	-	(24)	91	-	91
Balance as of December 31, 2023	183	5,994	6	1,263	(262)	(166)	(390)	5,402	12,028	33	12,061
Net income	-	-	-	-	-	-	-	(702)	(702)	3	(698)
Other comprehensive income (loss)	-	-	(5)	751	-	-	(11)	(6)	729	2	731
Total comprehensive income (loss)	-	-	(5)	751	-	-	(11)	(707)	27	6	33
Dividend distributed	6	762	-	-	-	-	-	(799)	(31)	(2)	(32)
Transfer on disposal of equity investments at FVTOCI	-	-	-	-	-	-	311	(313)	(2)	-	(2)
Purchase of treasury shares	-	-	-	-	(60)	-	-	-	(60)	-	(60)
Forward contracts	-	-	-	-	(310)	-	-	251	(59)	-	(59)
Cancellation of treasury shares	(1)	-	-	-	167	-	-	(166)	-	-	-
Share-based compensation plans	-	-	-	-	54	65	-	(18)	101	-	101
Balance as of December 31, 2024	188	6,755	1	2,014	(411)	(102)	(90)	3,650	12,006	37	12,043
Net income	-	-	-	-	-	-	-	895	895	1	897
Other comprehensive income (loss)	-	-	32	(1,667)	-	-	(19)	4	(1,649)	(4)	(1,653)
Total comprehensive income (loss)	-	-	32	(1,667)	-	-	(19)	900	(754)	(2)	(757)
Dividend distributed	5	457	-	-	-	-	-	(789)	(328)	(2)	(330)
Transfer on disposal of equity investments at FVTOCI	-	-	-	-	-	-	21	(21)	-	-	-
Forward contracts	-	-	-	-	-	-	-	(125)	(125)	-	(125)
Share-based compensation plans	-	-	-	-	113	85	-	(39)	159	-	159
Balance as of December 31, 2025	193	7,212	33	347	(298)	(17)	(89)	3,575	10,957	32	10,990

102
Notes to the Consolidated financial
statements
1General information to the Consolidated financial statements
Reporting entity and its operations
Koninklijke Philips N.V. (‘Royal Philips’), incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch Law (registration number 17001910). Philips is headquartered at
Prinses Irenestraat 59, 1077 WV Amsterdam, the Netherlands and has its registered address at High Tech
Campus 52, 5656 AG Eindhoven, the Netherlands. The consolidated financial statements of Royal Philips as of
December 31, 2025, comprise Royal Philips and its subsidiaries (together referred to as the 'company’ or ‘Philips’
or the 'Group’). Philips is a leading health technology company primarily involved in diagnostic imaging, image-
guided therapy, patient monitoring and health informatics, as well as in consumer health and home care.
Basis of preparation
The Consolidated financial statements are:
•prepared in accordance with International Financial Reporting Standards (IFRS) Accounting Standards as
adopted by the European Union (EU) and comply with the statutory provisions of Part 9, Book 2 of the
Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board
(IASB) and the IFRS Interpretations Committee effective in 2025 have been endorsed by the EU. As a result,
Philips’ accounting policies also fully comply with IFRS Accounting Standards as issued by the IASB. These accounting policies have been applied by group entities
•authorized for issue by the Board of Management of Royal Philips on February 19, 2026
•prepared under the historical cost convention, unless otherwise indicated
•prepared on a going concern basis
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

103
Material accounting policies
The material accounting policies as generally applied throughout the financial statements are described in subsequent sections. Material accounting policies relating to specific financial statement items are described in the respective notes to the financial statements.
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
Consolidated statements of income.
New accounting policies effective in 2025
No new IFRS accounting standards or amendments to existing standards, effective in 2025, had a significant impact on the consolidated financial statements.
New accounting policies effective after 2025
The IASB has issued several IFRS accounting standards, or amendments to standards, with an effective date after 2025. Considerations relating to IFRS 18 Presentation and Disclosure in Financial Statements are set out
below. The company has not early-adopted any standards or amendments to existing standards. The company does not anticipate that the application of any other standards, or amendments to standards, will have a significant impact on the consolidated financial statements upon adoption.
IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 was issued in April 2024 and is endorsed by the EU. It will supersede IAS 1, Presentation of Financial
Statements. IFRS 18 introduces new requirements for presentation within the Consolidated statement of income, including specified totals and subtotals. Even though the new standard will not impact the recognition and measurement of items in the financial statements, the new standard requires entities to use defined subtotals in the Consolidated statement of income, make disclosures about management-defined performance measures, and adds new principles for aggregation and disaggregation of information.

104
IFRS 18 is effective for reporting periods beginning on or after January 1, 2027. Retrospective application is required; therefore, upon adoption, comparative information will be restated in accordance with IFRS 18. The company is currently assessing the implications of applying the new standard.
Changes in presentation from the prior year
Accounting policies have been applied consistently for all periods presented in these consolidated financial statements. Certain prior-year amounts have been reclassified to conform to the current year presentation due to combining insignificant balances and immaterial organizational changes. In 2025, uncertain tax liabilities were reclassified from non-current tax liabilities to current income tax liabilities, and non-current derivative financial assets were combined into other non-current financial assets.
2Information by segment and main country

Accounting policies
Segment accounting policies are the same as the accounting policies applied by the company. Operating segments are components of the company’s business activities for which separate financial information is available that is evaluated regularly by the Chief Operating Decision-Maker (the Board of Management of the
company). The Board of Management decides how to allocate resources and assesses performance.
Reportable segments comprise the operating segments Diagnosis & Treatment, Connected Care and Personal
Health. Besides these reportable segments, segment Other comprises Philips’ central Innovation & Design, IP royalty activities, corporate central costs, and other minor items not allocated to the operating segments.
Accounting estimates and judgments
Determining reportable segments requires significant judgment and involves evaluating the information that is reviewed by the Chief Operating Decision-Maker (the Board of Management) to assess performance and allocate resources, in accordance with IFRS 8 'Operating Segments'.

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
Philips Group
Information on income statements in millions of EUR

	Sales	Sales including intercompany	Depreciation and amortization ¹	Adjusted EBITA
2025
Diagnosis & Treatment	8,531	8,986	(265)	998
Connected Care	5,076	5,100	(404)	544
Personal Health	3,673	3,765	(112)	662
Other	554	703	(344)	(9)
Inter-segment eliminations		(720)
Philips Group	17,834	17,834	(1,125)	2,195

2024
Diagnosis & Treatment	8,790	9,269	(464)	1,018
Connected Care	5,134	5,163	(403)	494
Personal Health	3,486	3,566	(117)	584
Other	611	750	(406)	(18)
Inter-segment eliminations		(726)
Philips Group	18,021	18,021	(1,390)	2,077

2023
Diagnosis & Treatment	8,825	9,269	(306)	1,028
Connected Care	5,138	5,149	(445)	369
Personal Health	3,602	3,685	(115)	597
Other	604	413	(394)	(73)
Inter-segment eliminations		(346)
Philips Group	18,169	18,169	(1,261)	1,921
1Includes impairments (excluding goodwill impairment); for impairment values please refer to Property, plant and equipment and Intangible assets excluding goodwill
The term Adjusted EBITA* is used to evaluate the performance of Philips and its segments. Adjusted EBITA*
represents income from operations excluding amortization and impairment of acquired intangible assets and

105
impairment of goodwill (EBITA) and excluding gains or losses from restructuring costs, acquisition-related charges and other items.
Adjusted EBITA* is not a recognized measure of financial performance under IFRS. Reconciliations of Adjusted
EBITA* to the most directly comparable IFRS measure, Net income, for the years indicated are presented in the accompanying tables. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.
Philips Group
Reconciliation from net income to Adjusted EBITA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2025
Net Income	897
Discontinued operations, net of income taxes	4
Income tax expense (benefit)	282
Income before taxes	1,182
Results of associates	9
Financial expenses	346
Financial income	(113)
Income from operations	1,424	804	89	631	(100)
Amortization and impairment of acquired intangible assets	240	73	141	14	12
EBITA	1,665	877	230	645	(88)
Restructuring and acquisition- related charges	260	43	126	17	74
Other items:	270	77	188	-	5
Respironics field-action running costs	112	-	112	-	-
Respironics consent decree charges	97	-	97	-	-
Quality actions	89	77	12	-	-
Contract settlement gain	(27)	-	(27)	-	-
Remaining items	(1)	-	(6)	-	5
Adjusted EBITA *	2,195	998	544	662	(9)
Philips Group
Reconciliation from net income to Adjusted EBITA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2024
Net Income	(698)
Discontinued operations, net of income taxes	(142)
Income tax expense (benefit)	963
Income before taxes	123
Results of associates	124
Financial expenses	387
Financial income	(105)
Income from operations	529	592	(466)	544	(142)
Amortization and impairment of acquired intangible assets	392	225	141	15	12
EBITA	921	817	(324)	559	(130)
Restructuring and acquisition- related charges	326	157	53	25	92
Other items:	830	45	765	-	20
Respironics litigation provision	984	-	984	-	-
Respironics insurance income	(538)	-	(538)	-	-
Respironics field-action running costs	133	-	133	-	-
Respironics consent decree charges	113	-	113	-	-
Quality actions	123	45	78	-	-
Remaining items	16	-	(4)	-	20
Adjusted EBITA *	2,077	1,018	494	584	(18)

106
Philips Group
Reconciliation from net income to Adjusted EBITA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2023
Net Income	(463)
Discontinued operations, net of income taxes	10
Income tax expense (benefit)	(73)
Income before taxes	(526)
Results of associates	98
Financial expenses	376
Financial income	(63)
Income from operations	(115)	721	(1,199)	552	(190)
Amortization and impairment of acquired intangible assets	290	89	178	14	9
Impairment of goodwill	8	8	-
EBITA	183	818	(1,020)	567	(181)
Restructuring and acquisition- related charges	381	118	115	9	140
Other items:	1,358	92	1,275	22	(32)
Respironics litigation provision	575	-	575	-	-
Respironics field-action connected to the proposed consent decree	363	-	363	-	-
Respironics field-action running costs	224	-	224	-	-
Quality actions	175	81	94	-	-
Provision for a legal matter	31	-	31	-	-
Investment re-measurement loss	23	-	-	23	-
Gain on divestment of business	(35)	-	-	-	(35)
Remaining items	2	11	(12)	(1)	3
Adjusted EBITA *	1,921	1,028	369	597	(73)
Philips Group
Main countries in millions of EUR

	Sales	Tangible and intangible assets ¹
2025
Netherlands	2,546	1,592
United States	7,130	10,102
China	1,202	224
Japan	883	359
Germany	652	447
Other countries	5,421	1,333
Total main countries	17,834	14,057

2024
Netherlands	2,506	1,662
United States	7,227	11,607
China	1,153	250
Japan	886	396
Germany	653	392
Other countries	5,596	1,509
Total main countries	18,021	15,816

2023
Netherlands	2,390	1,624
United States	7,178	11,410
China	1,408	234
Japan	941	407
Germany	573	348
Other countries	5,679	1,527
Total main countries	18,169	15,550
1Consists of Property plant and equipment, Intangible assets excluding goodwill and Goodwill
*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to
Reconciliation of non-IFRS information.

107
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

Philips Group
Discontinued operations, net of income taxes in millions of EUR

	2025	2024	2023
Domestic Appliances	(1)	140	(2)
Other	(3)	2	(7)
Discontinued operations, net of income taxes	(4)	142	(10)
In 2024, Discontinued operations related to the Domestic Appliances business included a tax benefit of EUR
140 million relating to tax audit settlements of prior years.
Certain costs related to other divestments, which were previously reported as discontinued operations, resulted in a net loss of EUR (3) million in 2025, a net gain of EUR 2 million in 2024 and a net loss of EUR (7)
million in 2023.
Philips Group
Net cash provided by (used for) discontinued operations in millions of EUR

	2025	2024	2023
Net cash provided by (used for) operating activities	(10)	(13)	123
Net cash provided by (used for) investing activities	-	-	-
Net cash provided by (used for) discontinued operations	(10)	(13)	123
In 2025 and 2024, net cash used for discontinued operations consisted primarily of cash flows related to the tax claims from the previously divested business. In 2023, net cash provided by discontinued operations consisted primarily of a refund of advance tax payments related to a previously divested business.
Assets classified as held for sale
As of December 31, 2025, assets held for sale primary consisted of assets and liabilities of EUR 59 million, directly associated with a business that is to be sold within the next financial year.
As of December 31, 2024, there were no assets held for sale.

108
4Acquisitions and divestments

Accounting policies
Acquisitions
The company accounts for business combinations using the acquisition method when control is transferred to the group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired and the liabilities assumed. Transaction costs are expensed as incurred. Any contingent consideration is measured at fair value at the acquisition date. Subsequent changes in the fair value of the contingent consideration are recognized in the consolidated statements of income. Changes to the initial fair value of the acquired assets and liabilities, based on new information about the circumstances at the acquisition date, can be made up to 12 months after the acquisition date.
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
To determine the fair value of intangible assets at the acquisition date, estimates and assumptions are required. The valuation of the identifiable intangible assets involves estimates of expected sales, earnings and/
or future cash flows and require use of key assumptions, such as discount rate, royalty rate and growth rates.
Estimates are also applied when determining the fair value of legal cases and tax positions in the acquired entity.
The fair value is based on estimates of the likelihood, the expected timing and the amount of the potential cash outflow. Contingent liabilities relating to legal cases and non-income tax positions of the acquired entity are recognized at fair value at the acquisition date in accordance with IFRS 3, irrespective of whether an outflow will be required to settle the obligation. After initial recognition and until the liability is settled, cancelled or expired, the liability is measured at the higher of the amount that would be recognized in accordance with IAS 37
'Provisions, contingent liabilities and contingent assets' and the initial liability amount. For income tax positions, the company applies IAS 12 'Income taxes', which requires recognition of provisions only when the likelihood of cash outflow is considered probable.

2025
Acquisitions
Philips did not complete any acquisitions during 2025.
Divestments
During 2025, Philips completed two divestments, generating total net consideration of EUR 77 million. The combined result of these divestments was a loss of EUR (26) million, recognized within Other business expenses in the Consolidated statement of income. The most notable transaction was the divestment of the
Emergency Care business. On December 31, 2025, Philips completed the sale to Bridgefield Capital, a US-based investment firm, and the parties entered into an exclusive brand license agreement as well as a transition service and manufacturing agreement. The divestments were not material in the context of the Group’s financial position, performance or cash flows and did not meet the quantitative or qualitative thresholds for separate disclosure under IFRS.
2024
Acquisitions
Philips did not make any acquisitions in 2024.
Divestments
During 2024 Philips completed four divestments, generating net cash consideration of EUR 118 million. These transactions resulted in EUR 8 million gain, which has been recognized within Other business income in the
Consolidated statements of income. The divestments were individually and collectively not material to the
Group.
5Interests in entities

Accounting policies
Associates are all entities over which the company has significant influence, meaning the power to participate in the financial and operating policy decisions of the investee without the power to control or jointly control those procedures. Significant influence is presumed for entities in which the company holds between 20% and
50% of the voting power. This presumption may be rebutted if evidence demonstrates that significant influence does not exist, or conversely, that it exists despite voting rights of less than 20%. These assessments involve significant judgment and may require consideration of qualitative factors in addition to quantitative thresholds. Changes in these factors could lead to reassessment of significant influence and impact the classification and measurement of the investment.
Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The carrying amount of an investment in an associate includes the carrying amount of

109
goodwill identified on acquisition. An impairment loss on such investment is allocated to the investment as a whole.
The company’s share of the net income of these associates is included in Results of associates, in the Consolidated statements of income, after adjustments to align the accounting policies with those of the company. In addition, gains or losses from changes in ownership (dilution), impairments, and disposals of associates are recognized within the same line item. When the company’s share of losses exceeds its interest in an associate, the carrying amount of that interest is reduced to zero and recognition of further losses is discontinued except to the extent that the company has an obligation or made payments on behalf of the associate.

The nature of the company’s interests in its consolidated entities and associates, and the effects of those interests on the company’s financial position and financial performance are discussed in the subsequent paragraphs.
Group companies
In the accompanying table is a list of subsidiaries that, as of December 31, 2025, individually exceed 5% of either the consolidated group Sales, Income from operations or Income from continuing operations (before any intra-group eliminations) of Group legal entities. All of the entities are fully consolidated in the Group financial statements.
Philips Group
Interests in group companies in alphabetical order by country
December 31, 2025

Legal entity name	Principal country of business
Philips (China) Investment Company, Ltd.	China
Philips Medizin Systeme Böblingen GmbH	Germany ¹
Philips Consumer Lifestyle B.V.	Netherlands
ATL International LLC	United States
Braemar Manufacturing, LLC	United States
Philips Medical Systems (Cleveland), Inc.	United States
Philips North America LLC	United States
Philips RS North America LLC	United States
1Application of Sec. 264 (3) and Sec. 264b HGB (German Commercial Code) for fully consolidated legal entities: Philips GmbH,
Hamburg; Philips Medical Systems DMC GmbH, Hamburg; Respironics Deutschland GmbH & Co.KG, München; Philips Medizin
Systeme Böblingen GmbH, Böblingen; TomTec Imaging Systems GmbH, Unterschleißheim; PIP Verwaltungsgesellschaft mbH,
Hamburg; Respironics Deutschland Verwaltungsgesellschaft mbH, Herrsching.
Information related to non-controlling interests
As of December 31, 2025, three consolidated subsidiaries are not wholly owned by Philips (December 31, 2024:
three). In 2025, sales to third parties and Net income for these subsidiaries in aggregate are EUR 479 million
(December 31, 2024: EUR 467 million) and EUR 37 million (December 31, 2024: EUR 10 million), respectively.
Investments in associates
The total value of investments in associates as of December 31, 2025, amounted to EUR 148 million (2024: EUR
257 million, 2023: EUR 381 million).
During the year, the investment in an associate was reclassified to other non-current financial assets measured at FVTOCI, following the loss of significant influence, resulting in a EUR 2 million gain recognized in results of associates. Cumulative currency translation gains of EUR 19 million were recycled to the income statement as part of other business income.
The accompanying table summarizes, on an aggregate basis, the components of results of associates together with Philips’ share in other comprehensive income.
Philips Group
Results of associates and share in other comprehensive income of associates
December 31, 2025

	2025	2024
Share in profit or loss from continuing operations	(12)	(23)
Impairment	2	(103)
Result on sale of equity accounted investees	1	2
Results of associates	(9)	(124)
Share in other comprehensive income	-	-
In 2024, the impairment mainly included EUR 63 million attributable to B-Soft Co., Ltd.
Cumulative currency translation differences related to investments in associates were EUR (68) million as of
December 31, 2025 (2024: EUR (10) million).
No significant contingent liabilities exist related to associates. None of the associates are considered individually material to the group.
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

110
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
As of December 31, 2025, Philips’ shareholding in Philips Medical Capital, LLC had a carrying value of EUR 26 million (December 31, 2024: EUR 31 million).
The company does not have any material exposures to losses from interests in unconsolidated structured entities other than the invested amounts.
6Income from operations

Accounting policies
Revenue recognition
Goods include consumer-type products in the Personal Health segment, equipment in the Diagnosis &
Treatment and Connected Care segments, and software-related offerings treated as goods. Services include preventative and corrective maintenance services, as well as related parts and labor, extended warranties, training, and other service-type offerings (including software). The company recognizes a contract with a customer when a legally enforceable agreement exists, the rights of both parties are established, the contract has commercial substance, and the consideration is probable to be collected. Revenue is recognized in the period when the performance obligation is satisfied and the customer obtains control of the underlying goods or services, allowing the customer the ability to direct the use of, and obtain substantially all of, the remaining benefits of such product or service. The revenue reflects the consideration (i.e., transaction price) to which the company expects to be entitled in exchange for the good or service. The consideration expected by the company may include fixed and/or variable amounts which can be impacted by sales returns, trade discounts, volume rebates, credits or Group Purchasing Organization (GPO) fees. The company adjusts the consideration for the time value of money if the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds six months. Revenue is either recognized at a point in time or over time.
Revenues from transactions relating to distinct goods or services are accounted for separately based on their relative stand-alone selling prices. The stand-alone selling price is the price that would be charged for the goods or service in a separate transaction under similar conditions to similar customers. The transaction price is determined (considering variable considerations) and allocated to performance obligations based on their relative stand-alone selling prices. These transactions mainly occur in the segments Diagnosis & Treatment and
Connected Care and include arrangements that require delivery of goods with subsequent installation and training activities or future goods and services. Depending on the terms of the contract sale, the installation and training activities could be considered part of the equipment sales. Revenue is recognized when the performance obligation is satisfied, i.e., when the installation has been completed and the equipment is ready to be used by the customer in the way contractually agreed.
Variable consideration is included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur once associated uncertainties are resolved. Such assessment is performed on each reporting date to check whether it is constrained. For products for which a right of return exists during a defined period, revenue recognition is determined based on the historical pattern of actual returns, or in cases where such information is not available, revenue recognition is postponed until the return period has lapsed. Return policies are typically based on customary return arrangements in local markets. A provision is recognized for assurance-type product warranty at the time of revenue recognition and reflects the estimated costs of replacement and free-
of-charge services that will be incurred by the company with respect to the products sold. For certain products, the customer has the option to purchase the warranty separately, which is considered a separate performance obligation on top of the assurance-type product warranty. For such warranties which provide distinct service, revenue recognition occurs on a straight-line basis over the extended warranty contract period. Occasionally, the company may offer a full or partial refund of consideration previously paid. A provision is recognized for the amounts expected to be refunded to customers, and remeasured at each reporting date to reflect changes in the estimated refunds, with a corresponding adjustment to revenue.
In the case of loss under a sales agreement, the loss is recognized immediately. Expenses incurred for sales commissions that are considered incremental to the contracts are recognized immediately in the consolidated statements of income as selling expenses as a practical expedient under IFRS 15 Revenue from Contracts with
Customers.
The company receives payments from customers based on a billing schedule or credit period, as established in our contracts. Credit periods are determined based on standard terms, which vary according to local market conditions. Amounts posted in deferred revenue for which the goods or services have not yet been transferred to the customer and amounts that have either been received or are due, are presented as Contract liabilities in the Consolidated balance sheets. Payment terms typically do not exceed 90 days after invoice.
Revenue from sale of goods
Revenues are recognized at either point in time or over time when control of the goods passes to the buyer, based on the allocation of the transaction price to the performance obligation.
Revenue from services
Revenues are recognized over time as the company transfers control of the services to the customer, which is demonstrated by the customer simultaneously receiving and consuming the benefits provided by the company.

111
The amount of revenues is measured by reference to the progress made toward complete satisfaction of the performance obligation, which in general is evenly over time. Service revenue related to repair and maintenance activities for goods sold is recognized ratably over the service period or as services are rendered.
Sales from other sources
Revenue includes consideration received from customers under lease arrangements in which the company acts as lessor. Lease contracts are classified as either finance leases or operating leases.
Finance leases: When substantially all risks and rewards incidental to ownership of the underlying asset are transferred to the lessee, the lease is classified as a finance lease. For such leases, revenue is recognized at a point in time.
Operating leases: When the company retains substantially all risks and rewards incidental to ownership, the lease is classified as an operating lease. Revenue from operating leases is recognized on a straight-line basis over the lease term.
Income from royalties
Royalty income from brand license arrangements and from intellectual property rights, such as technology licenses or patents, is recognized on an accrual basis in accordance with the substance of the relevant agreement and can be over time or point in time.
Employee benefits expense
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

Accounting estimates and judgments
Sales-related accruals
The company has sales promotions-related agreements with distributors and retailers designed to promote the sale of products. Among the programs are arrangements under which rebates and discounts can be earned by the distributors and retailers by attaining agreed upon sales levels, or for participating in specific marketing programs. Management estimates the sales-related accruals associated with these arrangements based on a combination of historical patterns and future expectations regarding which promotional targets are expected to be met by distributors and retailers. These estimated amounts are recorded as a reduction to revenue when the related product or service sales are recognized. Accrued customer rebates are presented as other current liabilities, unless there is a right to offset against the respective accounts receivable.

A breakdown by nature of the income (loss) from operations is:
Philips Group
Sales and costs by nature in millions of EUR

	2025	2024	2023
Sales	17,834	18,021	18,169
Costs of materials used	(4,120)	(4,213)	(4,626)
Employee benefit expenses	(6,681)	(6,641)	(6,903)
Depreciation and amortization ¹	(1,125)	(1,390)	(1,261)
Shipping and handling	(585)	(623)	(668)
Advertising and promotion	(794)	(791)	(700)
Lease expenses	(43)	(54)	(51)
Other operational costs	(3,097)	(3,351)	(3,535)
Other business income (expenses)	36	(429)	(540)
Income from operations	1,424	529	(115)
1Includes impairments. For impairment values please refer to Property, plant and equipment and Intangible assets excluding goodwill.

112
Sales composition and disaggregation
For information related to sales on a segment and geographical basis, refer to Information by segment and main country.
Philips Group
Sales composition in millions of EUR

	2025	2024	2023
Goods	12,089	12,198	12,419
Services	4,938	5,003	4,926
Royalties	434	466	434
Total sales from contracts with customers	17,461	17,667	17,779
Sales from other sources	373	354	390
Total sales	17,834	18,021	18,169
Philips Group
Disaggregation of sales per segment in millions of EUR

	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
2025
Diagnosis & Treatment	5,286	3,157	8,443	88	8,531
Connected Care	3,042	1,749	4,792	284	5,076
Personal Health	3,659	13	3,672	1	3,673
Other	232	322	554	-	554
Philips Group	12,219	5,241	17,461	373	17,834

2024
Diagnosis & Treatment	5,655	3,070	8,725	65	8,790
Connected Care	2,959	1,886	4,845	289	5,134
Personal Health	3,471	15	3,486	-	3,486
Other	300	311	611	-	611
Philips Group	12,385	5,282	17,667	354	18,021

2023
Diagnosis & Treatment	5,768	2,980	8,749	76	8,825
Connected Care	2,970	1,854	4,824	314	5,138
Personal Health	3,586	16	3,602	-	3,602
Other	245	360	604	-	604
Philips Group	12,569	5,210	17,779	390	18,169
Philips Group
Disaggregation of sales per geographic area in millions of EUR

	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
2025
Western Europe	2,606	1,291	3,897	24	3,921
North America	4,945	2,478	7,423	119	7,542
Other mature geographies	798	425	1,223	229	1,452
Mature geographies	8,349	4,194	12,543	372	12,915
Growth geographies	3,870	1,047	4,917	1	4,919
Sales	12,219	5,241	17,461	373	17,834

2024
Western Europe	2,698	1,254	3,951	28	3,978
North America	4,958	2,602	7,560	93	7,655
Other mature geographies	893	401	1,294	231	1,526
Mature geographies	8,549	4,256	12,805	353	13,159
Growth geographies	3,836	1,026	4,861	1	4,863
Sales	12,385	5,282	17,667	354	18,021

2023
Western Europe	2,552	1,221	3,770	49	3,819
North America	4,859	2,608	7,470	92	7,562
Other mature geographies	980	398	1,378	248	1,626
Mature geographies	8,392	4,227	12,618	389	13,007
Growth geographies	4,177	984	5,161	1	5,162
Sales	12,569	5,210	17,779	390	18,169
Total sales from other sources mainly relates to operating leases of EUR 215 million (2024: EUR 222 million;
2023: EUR 234 million). Sales represent revenue from external customers.
As of December 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations from sales of goods and services was EUR 14,924 million (2024:15,632 million). The company expects to recognize approximately 45% of the remaining performance obligations within 1 year. Revenue expected to be recognized beyond 1 year is mostly related to longer term customer service and software contracts.

113
Sales over time represents services and Other also includes royalties over time (2025: EUR 301 million; 2024:
EUR 277 million; 2023: EUR 283 million).
Sales per geographic area are reported based on country of destination.
Costs of materials used
Cost of materials used represents the inventory recognized in cost of sales.
Employee benefit expenses
Philips Group
Employee benefit expenses in millions of EUR

	2025	2024	2023
Salaries and wages excluding share-based compensation	5,369	5,356	5,635
Share-based compensation	148	104	97
Post-employment benefit costs	371	388	402
Other social security and similar charges:
Required by law	582	580	567
Voluntary	211	211	202
Employee benefit expenses	6,681	6,641	6,903
The employee benefit expenses relate to employees who are working on the payroll of Philips, both with permanent and temporary contracts.
For further information on post-employment benefit costs, refer to Post-employment benefits.
For details on the remuneration of the members of the Board of Management and the Supervisory Board,
refer to Information on remuneration.
Employees
The number (full-time equivalents, or FTEs) of employees by category at year-end is summarized as:
Philips Group
Employees by category in FTEs as of December 31

	2025	2024	2023
Production	28,167	27,478	28,640
Research & development	10,248	10,843	12,035
Other	26,402	27,795	26,818
Philips Employees	64,817	66,116	67,493
Third-party workers	1,585	1,708	2,163
Total	66,401	67,823	69,656
Philips employees consist of those persons working on the payroll of Philips and whose costs are reflected in employee benefit expenses. Other consists of employees in commercial, general and administrative functions.
Third-party workers consist of personnel hired on a per-period basis, via external companies.
Philips Group
Employees by geographical location in average FTEs

	2025	2024	2023
Netherlands	8,342	8,844	9,794
Other countries	58,691	60,113	62,471
Total	67,033	68,956	72,264
Depreciation and amortization
Depreciation of property, plant and equipment and amortization of intangible assets, including impairments, are:
Philips Group
Depreciation and amortization 1 in millions of EUR

	2025	2024	2023
Depreciation of property, plant and equipment	602	696	689
Amortization of software	104	102	98
Amortization of acquired intangible assets	240	392	290
Amortization of development costs	178	199	184
Depreciation and amortization	1,125	1,390	1,261
1Includes impairments. For impairment values please refer to Property, plant and equipment and Intangible assets excluding goodwill.

114
Depreciation of property, plant and equipment is mainly included in cost of sales. Amortization of software is mainly included in general and administration expenses. Amortization of other intangible assets is included in selling expenses for brand names and customer relationships and is included in cost of sales for technology-
based and other intangible assets. Amortization of development costs is included in research and development expenses.
Shipping and handling
Shipping and handling costs are included in cost of sales and selling expenses in the Consolidated statements of income.
Advertising and promotion
Advertising and promotion costs are included in selling expenses in the Consolidated statements of income.
Lease expense
Lease expense relates to short-term and low-value leases.
Other operational costs
Other operational costs contain items which are dissimilar in nature and individually insignificant in amount to disclose separately. These costs contain, among others, expenses for outsourcing services, mainly in IT and
Human Resources, third-party workers, consultants, warranties, patents, costs for travelling and external legal services. Government grants of EUR 86 million were recognized as a cost reduction in 2025 (2024: EUR 91 million; 2023: EUR 95 million). The grants mainly relate to research and development activities and business development.
Audit and audit-related fees
The accompanying table shows the fees attributable to the fiscal years 2025, 2024 and 2023 for services rendered by the external auditors.
Philips Group
Audit and audit-related fees in millions of EUR

	2025			2024
	PwC NL ¹	PwC Network	Total	EY NL ²	EY Network	Total
Audit fees	6.5	6.2	12.7	9.5	5.5	15.0
consolidated financial statements	6.5	2.9	9.4	9.5	3.0	12.5
statutory financial statements	-	3.3	3.3	-	2.5	2.5
Audit-related fees ³	1.3	-	1.3	1.9	0.3	2.2
sustainability assurance	1.3	-	1.3	1.6	-	1.6
other	0.1	-	0.1	0.3	0.3	0.6
Tax fees	-	-	-	-	-	-
All other fees	-	-	-	-	-	-
Fees	7.8	6.2	14.0	11.4	5.8	17.2
1PricewaterhouseCoopers Accountants N.V.
2EY Accountants B.V.
3Also known as Assurance fees
Other business income (expenses)
Other business income (expenses) consists of:
Philips Group
Other business income (expenses) in millions of EUR

	2025	2024	2023
Result on disposal of businesses:
income	2	27	50
expenses	(27)	(14)	-
Result on disposal of fixed assets:
income	3	3	12
expenses	(2)	-	(1)
Result on other remaining businesses:
income	82	560	49
expenses	(21)	(1,005)	(643)
Impairment of goodwill	-	-	(8)
Other business income (expenses)	36	(429)	(540)
Total other business income	87	590	112
Total other business expenses	(51)	(1,019)	(652)
The result on disposal of businesses mainly relates to income (expense) in the respective periods for divestments of non-strategic businesses. For more information refer to Acquisitions and divestments.

115
The result on disposal of fixed assets mainly relates to the sale of real estate assets.
The result on other remaining businesses mainly relates to the revaluation of contingent consideration and various legal matters. In 2024, Respironics recorded a EUR 984 million provision in connection with the settlement of the Respironics personal injury and the medical monitoring claims in the US. Philips recorded insurance income of EUR 538 million in connection with the agreement with insurers to partially reimburse the Respironics recall-related product liability claims. For more information on contingent consideration, refer to Provisions.
Impairment of goodwill
There were no goodwill impairment charges in 2025 and in 2024. For further information refer to Goodwill.
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

Philips Group
Financial income and expenses in millions of EUR

	2025	2024	2023
Interest income	83	79	46
Interest income from loans and receivables	15	12	13
Interest income from cash and cash equivalents	68	67	33
Dividend income from financial assets	3	3	2
Net gains from disposal of financial assets	1	2	-
Net change in fair value of derivatives	12	-	-
Other financial income	14	21	15
Financial income	113	105	63

	2025	2024	2023
Interest expense	(288)	(288)	(277)
Interest expense on debt and borrowings	(233)	(231)	(229)
Finance charges under lease contract	(38)	(37)	(27)
Interest expense on pensions	(17)	(20)	(21)
Provision-related accretion expenses	(6)	(49)	(29)
Net foreign exchange gains (losses)	(6)	(7)	(23)
Net change in fair value of financial assets through profit or loss	(27)	(18)	(26)
Net change in fair value of derivatives	-	(5)	-
Other financial expenses	(19)	(20)	(21)
Financial expenses	(346)	(387)	(376)
Financial income and expenses, net	(233)	(282)	(314)
In 2025, financial income and expenses net decreased by EUR 49 million year-on-year, mainly due to lower provision-related accretion costs in 2025 compared to 2024. Net interest expense in 2025 was EUR 4 million lower than in 2024, driven by a slight increase in interest income, as well as lower interest expense on pensions. This was partially offset by an increase in interest expense on debt and borrowings as a result of debt refinancing in 2025.
In 2024, financial income and expenses net decreased by EUR 32 million year-on-year, mainly due to higher interest income on cash and cash equivalents and net foreign exchange losses in 2023, partly offset by higher interest expenses and provision-related accretion costs. Net interest expense in 2024 was EUR 22 million lower than in 2023, mainly due to an increased cash position, which was invested in short-term interest-bearing assets, partly offset by higher interest expenses. Interest expenses increased as a result of debt refinancing in
2024 and higher finance charges on lease contracts.
8Income taxes

Accounting policies
Income taxes comprise current, non-current and deferred tax. Income tax is recognized in the Consolidated statements of income except to the extent that it relates to items recognized directly within equity or in other comprehensive income. Current tax is the expected taxes payable on the taxable income for the year, using tax rates enacted or substantively enacted by the reporting date, and any adjustment to tax payable in respect of previous years.
In cases where it is concluded it is not probable that tax authorities will accept a tax treatment, the effect of the uncertainty is reflected in the recognition and measurement of tax assets and liabilities or, alternatively, a

116
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
Deferred tax assets and liabilities are recognized, using the consolidated balance sheet method, for the expected tax consequences of temporary differences between the carrying amounts of assets and liabilities and the amounts used for taxation purposes. Deferred tax liabilities are not recognized for the following temporary differences: (a) the initial recognition of goodwill; or (b) the initial recognition of an asset or liability in a transaction which: (i) is not a business combination, (ii) at the time of transaction, affects neither accounting profit nor taxable profit (tax loss), (iii) at the time of the transaction, does not give rise to equal amounts of taxable and deductible differences; or (c) differences relating to investments in subsidiaries, joint ventures and associates where the reversal of the respective temporary difference can be controlled by the company and it is probable that it will not reverse in the foreseeable future. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the end of the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity or on different taxable entities, but the company intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
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
Deferred tax liabilities are recognized for taxable temporary differences arising from investments in subsidiaries when those differences are expected to reverse in the foreseeable future, whether due to withholding taxes or other non-exempt tax consequences. Changes in tax rates and tax laws are reflected in the period when the change was enacted or substantively enacted by the reporting date. In case of a subsequent adjustment to a tax asset or liability that originated from a past event for which no specific arrangements were made at the time of divestment, due to a change in the tax base or its measurement, this adjustment is allocated back to the component that gave rise to the original component (i.e., backward tracing). Any subsequent change to the recognition of deferred tax assets is allocated to the component in which the taxable gain is or will be recognized. The above principles are applied to the extent the
‘discontinued operations’ are sufficiently separable from continuing operations.
Consistent with the IAS 12 amendment regarding Pillar Two taxation as issued by the IASB and adopted by the EU, Philips does not recognize deferred taxes arising from tax laws that implement Pillar Two model rules published by the Organisation for Economic Co-operation and Development.

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
Uncertain tax positions
Uncertain tax positions are recognized as current tax liabilities when it is probable that additional income taxes will be payable and the amount can be reliably measured. Liability is measured at the amount expected to be paid to the tax authorities, using either the most likely amount or the expected value, depending on which method better predicts the resolution of the uncertainty.

The income tax expense of continuing operations amounts to EUR 282 million (2024: EUR 963 million tax expense; 2023: EUR 73 million tax benefit).
The components of income before taxes and income tax expense are:
Philips Group
Income tax expense in millions of EUR

	2025	2024	2023
Income before taxes	1,182	123	(526)
Results of associates	(9)	(124)	(98)
Income before taxes excluding results of associates	1,191	247	(429)

Current tax (expense) benefit	(305)	(140)	(201)
Deferred tax (expense) benefit	24	(823)	274
Income tax (expense) benefit of continuing operations	(282)	(963)	73
Income tax expense of continuing operations excludes the tax benefit of the discontinued operations of EUR 4 million (2024: EUR 143 million benefit; 2023: EUR 9 million benefit).

117
The components of income tax expense of continuing operations are:
Philips Group
Current income tax expense in millions of EUR

	2025	2024	2023
Current year tax (expense) benefit	(304)	(150)	(211)
Prior year tax (expense) benefit	(1)	9	10
Current tax (expense) benefit	(305)	(140)	(201)
Philips Group
Deferred income tax expense in millions of EUR

	2025	2024	2023
Recognition of previously unrecognized tax loss and credit carryforwards	33	5	72
Unrecognized tax loss and credit carryforwards	(26)	(351)	(41)
Changes to recognition of temporary differences	19	(602)	(112)
Prior year tax (expense) benefit	(9)	(13)	(2)
Tax rate changes	(12)	2	4
Origination and reversal of temporary differences, tax losses and tax credits	19	136	353
Deferred tax (expense) benefit	24	(823)	274
The deferred tax expense in 2025 is lower than in 2024, mainly due to one-off de-recognition of deferred tax assets in the US in 2024.
Philips’ operations are subject to income taxes in various foreign jurisdictions. The statutory income tax rate varies per country, which results in a difference between the weighted average statutory income tax rate and the Netherlands’ statutory income tax rate of 25.8% (2024: 25.8%; 2023: 25.8%).
A reconciliation of the weighted average statutory income tax rate to the effective income tax rate of continuing operations is addressed in the accompanying table.
Philips Group
Effective income tax rate in %

	2025	2024	2023
Weighted average statutory income tax rate in %	25.9	26.6	22.0
Recognition of previously unrecognized tax loss and credit carryforwards	(2.7)	(1.9)	16.8
Unrecognized tax loss and credit carryforwards	2.2	141.8	(9.6)
Changes to recognition of temporary differences	(1.6)	243.6	(26.2)
Non-taxable income and tax incentives	(7.9)	(30.2)	22.8
Non-deductible expenses	2.9	10.0	(10.7)
Withholding and other taxes	1.9	16.0	(5.1)
Tax rate changes	1.0	(0.9)	0.9
Prior year tax	0.8	1.2	1.9
Tax expense (benefit) due to change in uncertain tax treatments	0.9	(20.4)	2.3
Others, net	0.2	3.1	1.9
Effective income tax rate	23.6	389.5	17.0
The effective income tax rate in 2025 is lower than the weighted average statutory income tax rate, primarily due to recurring tax incentives relating to the innovation box regime in the Netherlands, R&D investments and export activities, and recognition of previously de-recognized deferred tax assets relating to tax losses and temporary differences.
The effective income tax rate in 2025 is lower than in 2024, mainly due one-off de-recognition of deferred tax assets in the US in 2024.
Global minimum tax (Pillar Two)
In December 2021, the OECD model rules introduced a global minimum corporate income tax rate of 15%
applicable to multinational enterprise groups with global revenue over EUR 750 million (Pillar Two). Pillar Two has been effective in the Netherlands, the EU, and many other jurisdictions since fiscal years beginning on or after December 31, 2023. As a result, Pillar Two applies to Philips from the financial year 2024 and onwards.
Under this legislation, Philips is generally required to pay top-up taxes on profits from a country that is out of safe harbor if the country’s Pillar Two jurisdictional effective tax rate is less than 15%.
During 2025, additional OECD administrative guidance and technical amendments to the Dutch MTR Act were introduced to clarify aspects such as deferred tax treatment, safe harbors and compliance obligations.
Furthermore, the OECD’s January 2026 release of the Pillar Two ‘side‑by‑side’ package has introduced changes in safe harbors and simplifications applicable in future reporting periods. Philips continues to monitor these developments and prepare for related reporting requirements, including the GloBE Information Return, which will be due in 2026 for the 2024 fiscal year.

118
The estimated Pillar Two current tax expense relating to 2025 amounts to EUR 1.3 million, resulting in an increase of ETR by 0.1%. (2024: EUR 1 million; increase in ETR by 0.4%). The estimated Pillar Two current tax expense relating to the prior year has decreased by EUR 0.6 million, resulting in a decrease of ETR by 0.05%.
Both amounts have been accounted for within the income taxes of the reporting period. This estimate is based on the current interpretation of Pillar Two legislation and that actual amounts may differ once legislation and final calculations have been performed.
With reference to the income tax accounting policy, Philips does not recognize deferred taxes arising from tax laws that implement Pillar Two model rules published by the Organisation for Economic Co-operation and
Development.
Deferred tax assets and liabilities
Deferred tax assets (DTAs) are recognized for temporary differences, unused tax losses, and unused tax credits to the extent that realization of the related tax benefits is probable. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the countries where the deferred tax assets originated and during the periods when the deferred tax assets become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.
The net deferred tax assets of EUR 1,681 million (2024: EUR 1,835 million) consist of deferred tax assets of EUR
1,773 million (2024: EUR 1,916 million) and deferred tax liabilities of EUR 93 million (2024: EUR 81 million). Of the total deferred tax assets of EUR 1,773 million as of December 31, 2025 (2024: EUR 1,916 million), EUR
1,070 million (2024: EUR 1,188 million) is recognized with respect to entities in various countries where there have been tax losses in the current or preceding period, primarily the US. Based on Philips' assessment the net decrease in deferred tax assets is primarily due to currency depreciation of assets recognized in US. In 2025, there was no additional de-recognition or recognition of de-recognized DTAs in US.
Philips recognizes deferred tax assets only to the extent future tax profits are considered probable. For the recoverability assessment of US DTAs, the income projections were used as a basis to determine probable tax profits at country level, using similar methodology as used for goodwill impairment testing at CGU level (for more information refer to note Goodwill). The company evaluated multiple risk-adjusted scenarios that support the assumption that it is probable that the results of future operations will generate sufficient taxable income to support the recognized tax losses as well the deductible temporary differences. The projections include forward-looking assumptions whereby the most recent available information was used to determine the expected period of recovery of the deferred tax assets. Relevant developments potentially impacting the period and probability of recovery are monitored closely.
A change in enacted tax rates or a revision to risk-adjusted long term income projections by jurisdiction could have an impact on the measurement of deferred tax assets.
In 2025, there has been no change relating to de-recognized deferred tax assets in the US. As of December 31,
2025, the amount of deductible temporary differences for which no deferred tax asset has been recognized in the balance sheet was EUR 352 million (2024: EUR 788 million). The reduction in the unrecognized balance of temporary differences mainly reflects a reclassification to unrecognized tax loss balances in the US, which is mainly driven by shift of carrying deferred tax assets on temporary differences to tax losses, which is recorded in ‘Recognized in income statement’.
Net deferred tax assets relating to the years 2025 and 2024, respectively, are presented here.
Philips Group
Deferred tax assets and liabilities in millions of EUR

	Balance as of January 1, 2025	Recognized in income statement	Other ¹	Balance as of December 31, 2025	Assets	Liabilities
Intangible assets	373	(45)	(27)	301	448	(147)
Property, plant and equipment	(64)	9	9	(46)	50	(96)
Inventories	364	(13)	(37)	314	315	(1)
Other assets	151	12	(10)	152	205	(53)
Pensions and other long-term employee benefits	152	29	(9)	172	180	(7)
Other liabilities	319	(29)	(16)	274	312	(38)
Deferred tax assets on tax loss carryforwards	541	61	(88)	513	513	-
Set-off deferred tax positions	-	-	-	-	(250)	250
Net deferred tax assets	1,835	24	(178)	1,681	1,773	(93)
1Other includes the movements of assets and liabilities recognized in equity and OCI, which includes foreign currency translation differences, acquisitions, reclassifications and divestments.
As of December 31, 2025, the temporary differences associated with investments, including potential income tax consequences on dividends, for which no deferred tax liabilities are recognized, aggregate to EUR 284 million (2024: EUR 340 million).

119
Philips Group
Deferred tax assets and liabilities in millions of EUR

	Balance as of January 1, 2024	Recognized in income statement	Other ¹	Balance as of December 31, 2024	Assets	Liabilities
Intangible assets	679	(333)	26	373	533	(160)
Property, plant and equipment	(88)	25	(1)	(64)	39	(103)
Inventories	360	(9)	13	364	369	(5)
Other assets	184	(25)	(9)	151	207	(56)
Pensions and other employee benefits	193	(61)	20	152	179	(27)
Other liabilities	496	(198)	20	319	365	(47)
Deferred tax assets on tax loss carryforwards	730	(222)	33	541	541	-
Set-off deferred tax positions	-	-	-	-	(317)	317
Net deferred tax assets	2,556	(823)	102	1,835	1,916	(81)
1Other includes the movements of assets and liabilities recognized in equity and OCI, which includes foreign currency translation differences, acquisitions, reclassifications and divestments.
The company has available tax loss and credit carryforwards, which expire as expressed in the accompanying table.
Philips Group
Expiry years of net operating loss and credit carryforwards in millions of EUR

	Total balance as of December 31, 2025	Unrecognized balance as of December 31, 2025	Total balance as of December 31, 2024	Unrecognized balance as of December 31, 2024
Within 1 year	4	4	21	21
1 to 2 years	5	3	5	4
2 to 3 years	11	5	6	3
3 to 4 years	97	60	15	6
4 to 5 years	122	74	146	64
Later	680	670	807	771
Unlimited	4,711	2,978	3,342	1,695
Total	5,628	3,794	4,342	2,564
The increase in the unrecognized balance on tax losses as of December 31, 2025, mainly relates to the reclassification from unrecognized balance of temporary differences, as noted above.
Philips Group
Income tax liabilities in millions of EUR

	2025	2024
Uncertain Tax Positions ¹	(70)	-
Income tax payable	(104)	(71)
Income tax liabilities	(174)	(71)
¹ Uncertain tax positions were shown as non-current tax liabilities in 2024.
The expected liabilities reported as uncertain tax positions are included in current income tax liabilities (2025:
EUR 70 million) and reclassified from other non-current liabilities (2024: EUR 116 million).
The decrease in uncertain tax positions mainly relates to release of positions on expiry of the statute of limitations for tax audits, in combination with netting of the uncertain tax positions with recognized tax assets, such as carryforward tax losses or tax receivables.
Tax risks
Philips is exposed to tax risks and uncertainty over tax treatments. For particular tax treatments that are not expected to be accepted by tax authorities, Philips either recognizes a liability or reflects the uncertainty in the recognition and measurement of its current and deferred tax assets and tax attributes. For the measurement of the uncertainty, Philips uses the most likely amount or the expected value of the tax treatment. The positions include, among others:
Transfer pricing risks
Philips has issued transfer pricing directives, which are in accordance with international guidelines such as those of the Organisation of Economic Co-operation and Development. In order to reduce the transfer pricing uncertainties, monitoring procedures are carried out by Group Tax to safeguard the correct implementation of the transfer pricing directives. However, tax disputes can arise due to non-harmonized transfer pricing regimes and different views on 'at arm's length' pricing.
Tax risks on general and specific service agreements and licensing agreements
Due to the centralization of certain activities (such as Research & Development, IT and group Functions), costs are also centralized. As a consequence, these costs and/or revenues must be allocated to the beneficiaries, i.e., the various Philips entities. For that purpose, service contracts such as intra-group service agreements and licensing agreements are signed with a large number of group entities. Tax authorities review these intra-
group service and licensing agreements, and may reject the implemented intra-group charges. Furthermore, buy-in or -out situations in the case of (de)mergers could affect the cost allocation resulting from the intra-
group service agreements between countries. The same applies to the specific service agreements.

120
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
9Earnings per share

Accounting policies
The company presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the Net income (loss) attributable to shareholders by the weighted average number of common shares outstanding (after deduction of treasury shares) during the period. Diluted EPS is determined by adjusting the Net income (loss) attributable to shareholders and the weighted average number of common shares outstanding (after deduction of treasury shares) during the period, for the effects of all dilutive potential common shares, which comprise performance shares, restricted shares and share options granted under share-based compensation plans as well as forward contracts to repurchase shares, to the extent that these contracts are dilutive.

Philips Group
Earnings per share in millions of EUR unless otherwise stated 1

	2025	2024	2023
Income from continuing operations	901	(840)	(454)
Income from continuing operations attributable to shareholders	899	(843)	(456)
Income from continuing operations attributable to non-controlling interests	1	3	2
Income from discontinued operations	(4)	142	(10)
Income from discontinued operations attributable to shareholders	(4)	142	(10)
Net income	897	(698)	(463)
Net income attributable to shareholders	895	(702)	(466)
Net income attributable to non-controlling interests	1	3	2

Weighted average number of common shares outstanding (after deduction of treasury shares) during the period	948,239,009	933,370,814	948,300,672

	2025	2024	2023
Plus incremental shares from assumed conversions of:
Share options	238,577	232,965	-
Performance shares	9,322,536	4,958,144	2,623,097
Restricted shares	4,179,423	3,898,844	2,574,738
Forward contracts to repurchase shares	523,617	1,835,048	15,511,844
Dilutive potential common shares ²	14,264,153	10,925,002	20,709,680
Diluted weighted average number of shares outstanding (after deduction of treasury shares) during the period	962,503,162	933,370,814	948,300,672
Basic earnings per common share attributable to shareholders (in EUR)
Income from continuing operations	0.95	(0.90)	(0.48)
Income from discontinued operations	-	0.15	(0.01)
Net income	0.94	(0.75)	(0.49)
Diluted earnings per common share attributable to shareholders (in EUR) ²
Income from continuing operations	0.93	(0.90)	(0.48)
Income from discontinued operations	-	0.15	(0.01)
Net income	0.93	(0.75)	(0.49)

Dividend distributed per common share in EUR	0.85	0.85	0.85
1Shareholders refers to shareholders of Koninklijke Philips N.V.
2The dilutive potential common shares are not taken into account in the periods for which there is a loss, as the effect would be antidilutive.
On May 8, 2025, the General Meeting of Shareholders approved a dividend of EUR 0.85 per common share, in shares or (subject to certain conditions) in cash. The dividend was settled in June through cash and the issuance of 22,980,748 new common shares. The impact of the issuance of shares for the share dividend with respect to 2024 on per-share calculations for prior periods was not material.
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

121
use, they are transferred to the relevant asset category and depreciation starts. All other property, plant and equipment items are depreciated over their estimated useful lives to their estimated residual values.
The estimated useful lives of property, plant and equipment are:
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
Company as a lessee
The company recognizes right-of-use assets and lease liabilities for leases with a term of more than 12 months if the underlying asset is not of low value. Payments for short-term and low-value leases are expensed over the lease term. Extension options are included in the lease term if their exercise is reasonably certain. Right-of-
use assets are measured at cost less accumulated depreciation and impairment losses, adjusted for any remeasurements. Right-of-use assets are depreciated using the straight-line method over the shorter of the lease term and the useful life of the underlying assets.
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
Owned and right-of-use assets are held for use in Philips' operating activities.
Philips Group
Property, plant and equipment in millions of EUR

	2025	2024
Owned assets	1,465	1,565
Right-of-use assets	752	886
Total	2,217	2,452
Leasing activities
The company leases equipment to customers under operating lease arrangements. These leases primarily relate to the Diagnosis & Treatment and Connected Care segments. At December 31, 2025, the net book value

122
of assets subject to operating leases amounted to EUR 143 million (2024: EUR 135 million), which includes additions of EUR 135 million recognized during 2025 (2024: EUR 131 million) and depreciation of EUR 96 million recognized during 2025 (2024: EUR 103 million).
The company leases various items of real estate, vehicles and other equipment where it acts as a lessee. The company has multiple extension and termination options in a number of lease contracts. These are used to maximize operational flexibility in terms of managing the assets used in the company's operations. The options considered reasonably certain are part of lease liabilities. The company has no commitments to any leases not yet commenced in 2025 (2024: EUR 0 million). The company's lease contracts do not contain financial covenants.
The company enters into sale-and-leaseback transactions primarily for its Sleep & Respiratory Care Business.
These transactions are accounted for at market value. The payments for these leases are considered in determining lease liabilities. Principal repayments are part of cash flows used for financing activities and interest payments are part of cash flows used for operating activities. The cash inflows arising from the sales transactions are part of cash flows provided by financing activities. Lease payments under sale-and-leaseback arrangements for 2025 were EUR 29 million (2024: EUR 43 million). The remaining minimum payment under sale-and-leaseback arrangements included in lease obligations above are:
Philips Group
Remaining minimum payments under sale-and-leaseback arrangements in millions of EUR

2026	30
2027	24
2028	17
2029	13
2030	5
Thereafter	-
Further lease disclosures as lessee can be found in Income from operations, Financial income and expenses,
Cash flow statement supplementary information and Debt. For disclosures for lease receivables refer to
Receivables.

123
Philips Group
Property, plant and equipment in millions of EUR

	Owned assets					Right-of-use assets			Property, plant and equipment
	Land and buildings	Machinery and installations	Other equipment	Assets under construction	Total	Land and buildings	Other equipment	Total	Total
Balance as of January 1, 2024
Cost	1,114	1,731	1,404	274	4,521	1,425	216	1,641	6,162
Accumulated depreciation	(638)	(1,278)	(1,041)	-	(2,957)	(619)	(104)	(722)	(3,679)
Book value	476	453	363	274	1,565	806	113	919	2,483
Additions	2	134	76	236	448	101	87	189	637
Assets available for use	12	70	140	(248)	(26)	26	-	26	-
Depreciation	(49)	(191)	(166)	-	(406)	(146)	(56)	(202)	(608)
Impairments	(14)	(23)	(28)	-	(65)	(23)	-	(23)	(89)
Reclassifications	7	(6)	8	(1)	8	(9)	(3)	(12)	(4)
Translation differences and other	20	2	9	10	41	(6)	(4)	(10)	31
Total change	(22)	(13)	38	(3)	1	(57)	24	(33)	(32)
Balance as of December 31, 2024
Cost	1,151	1,790	1,527	271	4,738	1,462	241	1,702	6,441
Accumulated depreciation	(697)	(1,350)	(1,126)	-	(3,173)	(712)	(104)	(816)	(3,989)
Book value	454	440	401	271	1,565	749	137	886	2,452
Additions	1	148	41	271	461	25	78	103	564
Assets available for use	42	69	127	(239)	(1)	1	-	1	-
Depreciation	(44)	(174)	(155)	-	(373)	(132)	(58)	(190)	(563)
Impairments	(1)	(17)	(14)	-	(33)	(7)	-	(7)	(39)
Divestments and transfers to assets classified as held for sale	(1)	-	(2)	(2)	(5)	(1)	-	(1)	(6)
Reclassifications	5	(5)	(15)	(3)	(18)	-	-	-	(18)
Translation differences and other	(28)	(52)	(28)	(23)	(132)	(28)	(13)	(41)	(173)
Total change	(26)	(31)	(46)	3	(100)	(142)	8	(134)	(235)
Balance as of December 31, 2025
Cost	1,105	1,550	1,411	274	4,340	1,328	255	1,583	5,923
Accumulated depreciation	(677)	(1,142)	(1,055)	-	(2,875)	(721)	(110)	(831)	(3,706)
Book value	428	408	355	274	1,465	607	145	752	2,217

124
11Goodwill

Accounting policies
The measurement of goodwill at initial recognition is described in the Acquisitions and divestments note.
Goodwill is subsequently measured at cost, less accumulated impairment losses.
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

The changes in 2024 and 2025 were:
Philips Group
Goodwill in millions of EUR

	2025	2024
Balance as of January 1
Cost	12,777	12,133
Impairments	(2,394)	(2,256)
Book value	10,383	9,876

Divestments and transfers to assets classified as held for sale	(53)	(22)
Translation differences and other	(1,058)	528
Total change	(1,112)	507
Balance as of December 31
Cost	11,367	12,777
Impairments	(2,096)	(2,394)
Book value	9,271	10,383
In 2025, goodwill decreased by EUR 1,112 million, primarily as a result of translation differences.
Goodwill impairment testing
During 2025, there were no goodwill impairments recorded.
Goodwill allocated to the Businesses (groups of cash-generating units) as of December 31, 2025, is presented in the accompanying table:
Philips Group
Goodwill by business in millions of EUR

	2025	2024
Monitoring	3,752	4,194
Image-Guided Therapy	2,888	3,216
Precision Diagnosis	1,289	1,440
Sleep & Respiratory Care	625	694
Personal Health	469	509
Enterprise Informatics	248	331
Book value	9,271	10,383

125
The carrying amount of each group of CGUs is compared to the recoverable amount of the group of CGUs.
Unless otherwise noted, the recoverable amount for each group of CGUs is based on value-in-use calculations.
Cash flow projections were determined using Philips management's internal forecasts that cover an initial forecast period from 2026 to 2028. Projections were extrapolated using the growth rates disclosed in the accompanying table for an extrapolation period of 4 years (2029-2032), after which a terminal value was calculated per 2033. However, when appropriate, management may apply a longer explicit forecast period for certain CGUs. For the terminal value calculation, growth rates were capped at a historical long-term average growth rate. The company uses scenarios in the business forecasting process and the most reasonable and supportable assumptions that represent management’s best estimate are used as the basis for the value-in-use calculations.
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
The rates used for discounting the projected cash flows in goodwill impairment testing is based on a weighted cost of capital (WACC), which in turn is based on business-specific inputs along with other inputs as mentioned below. The WACC is based on post-tax cost of equity and cost of debt, and is further calculated based on market data and inputs to accurately capture changes to the time value of money, such as the risk-free interest rate, the beta factor and country risk premium. In order to properly reflect the different risk profiles of different businesses, a WACC is determined for each business. As such, the beta factor is determined based on a selection of peer companies, which can differ per business. Different businesses have different geographical footprints, resulting in business-specific inputs for variables like country risk. Philips performs the value-in-use calculations using post-tax cash flows and discount rate, the implicit pre-tax rate discount rate is derived from an iterative calculation for disclosure purposes.
The values assigned to the key assumptions used for the value-in-use calculations for 2025 and 2024 were:
Philips Group
Key assumptions 2025

	Compound sales growth rate
	Initial forecast period	Extrapolation period	Used to calculate terminal value	Pre-tax discount rates
Monitoring	5.6%	4.3%	2.5%	9.0%
Image-Guided Therapy	6.7%	4.6%	2.5%	9.8%
Precision Diagnosis	3.1%	3.8%	2.5%	10.4%
Sleep & Respiratory Care	10.8%	7.3%	2.5%	11.8%
Personal Health	5.5%	4.2%	2.5%	9.9%
Enterprise Informatics	3.9%	3.1%	2.5%	9.6%
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
Sensitivity to changes in assumptions
Based on the annual impairment test, the estimated recoverable amount of the Enterprise Informatics CGU exceeds the carrying amount by EUR 148 million. It was noted that an increase of 150 basis points in the pre-
tax discount rate, a 250 basis point decline in the compound sales growth rate or a 24% decrease in EBITA* in the final year would, individually, cause its recoverable amount to fall to the level of its carrying value.
The results of the annual impairment tests of Monitoring, Image-Guided Therapy, Precision Diagnosis, Sleep &
Respiratory Care and Personal Health indicate that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.
*The definition of this non-IFRS measure and a reconciliation to the IFRS measure is included in Information by segment and main country

126
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
The weighted average expected remaining life of brand names, customer relationships, technology and other intangible assets is 8.2 years as of December 31, 2025 (2024: 8.5 years).
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

Philips did not make any acquisitions in 2025 (2024: no acquisitions).
Impairments in 2025 amounted to EUR 58 million (2024: EUR 188 million) and mainly relate to divested businesses.
The company uses scenarios in the business forecasting process, and the most reasonable and supportable assumptions that represent management’s best estimate are used as the basis for the value-in-use calculations.
The amortization and impairment of intangible assets is further specified in Income from operations.

127
The most notable intangible assets as of December 31, 2025, relate to the BioTelemetry customer relationships and technology with a carrying value of EUR 253 million and EUR 76 million and a remaining amortization period of 11 years and 7 years, respectively, and Spectranetics customer relationships and technology with a carrying value of EUR 210 million and EUR 126 million and a remaining amortization period of 12 years and 7 years, respectively. The most notable intangible assets as of December 31, 2024, relate to the BioTelemetry customer relationships and technology with value of EUR 316 million and EUR 108 million and a remaining amortization period of 12 years and 8 years, respectively, and Spectranetics customer relationships and technology with a carrying value of EUR 256 million and EUR 164 million and a remaining amortization period of 13 years and 8 years, respectively.
Philips Group
Intangible assets excluding goodwill in millions of EUR

	Brand names	Customer relationships	Technology	Product development	Product development in progress	Software	Other	Total
Balance as of January 1, 2024
Cost	629	2,593	2,908	2,432	635	929	139	10,265
Amortization / impairments	(511)	(1,718)	(1,895)	(2,096)	(91)	(662)	(101)	(7,075)
Book value	118	875	1,013	336	544	267	38	3,190
Additions	-	-	36	-	240	85	-	361
Assets available for use	-	-	-	266	(266)	-	-	-
Amortization	(19)	(92)	(138)	(162)	-	(95)	(1)	(506)
Impairments	(7)	-	(135)	(13)	(24)	(7)	(1)	(188)
Divestments and transfers to assets classified as held for sale	-	(11)	-	-	-	-	1	(10)
Translation differences and other	6	51	79	(9)	29	15	(37)	134
Total change	(20)	(52)	(158)	82	(21)	(3)	(38)	(209)
Balance as of December 31, 2024
Cost	671	2,722	2,900	2,659	624	984	-	10,559
Amortization / impairments	(573)	(1,899)	(2,044)	(2,241)	(101)	(719)	-	(7,578)
Book value	98	823	855	418	523	265	-	2,982
Additions	-	-	37	-	261	93	-	393
Assets available for use	-	-	-	321	(321)	-	-	-
Amortization	(17)	(77)	(118)	(162)	-	(90)	-	(464)
Impairments	-	-	(27)	-	(16)	(14)	-	(58)
Divestments and transfers to assets classified as held for sale	-	(1)	-	(58)	(5)	-	-	(63)
Translation differences and other	(8)	(86)	(64)	(19)	(40)	(4)	-	(220)
Total change	(25)	(164)	(171)	83	(120)	(14)	-	(413)
Balance as of December 31, 2025
Cost	530	2,423	2,590	2,705	510	995	-	9,752
Amortization / impairments	(457)	(1,764)	(1,906)	(2,204)	(108)	(745)	-	(7,183)
Book Value	73	659	684	500	403	250	-	2,569

128
13Other financial assets

Accounting policies
Classification and measurement of financial assets
The company applies IFRS 9 in classifying and measuring financial assets. Classification and measurement depend on the characteristics of the financial asset’s contractual cash flows and the company’s business model for managing the assets.
The company initially measures a financial asset at its fair value plus, in the case of financial assets other than those designated at fair value through profit or loss, transaction costs.
For the purposes of subsequent measurement, financial assets are classified into four categories:
•Financial assets at amortized cost: debt instruments held with the objective to collect contractual cash flows, provided that the cash flows represent solely payments of principal and interest.
•Financial assets at fair value through other comprehensive income (FVTOCI): debt instruments held with the objective to collect contractual cash flows and sell the financial asset, provided that the cash flows represent solely payments of principal and interest. Changes in fair value are recognized in OCI and recycled to profit or loss upon derecognition.
•Financial assets at FVTOCI: equity instruments for which the company made an irrevocable election to present subsequent changes in their fair value in OCI given that the short-term fair value fluctuations of these long-term, equity investments are not considered representative of the company’s performance.
Gains and losses are not recycled to profit or loss upon derecognition; however, dividends are recognized in profit or loss.
•Financial assets at fair value through profit or loss (FVTPL): debt instruments that do not meet the criteria for amortized cost or FVTOCI, and equity instruments not designated at FVTOCI, are measured at FVTPL.
Changes in fair value are recognized in profit or loss.
Impairment of financial assets
The company recognizes a loss allowance for expected credit losses (ECL) for trade receivables, contract assets, lease receivables, and debt instruments measured at amortized cost or at FVTOCI.
At each reporting date, the company assesses the credit risk of its financial assets. If, at the reporting date, the credit risk on a debt instrument has not increased significantly since initial recognition, the company measures the loss allowance for the financial asset at an amount equal to 12 months of expected credit losses. If, at the reporting date, the credit risk on a debt instrument has increased significantly since initial recognition, the company measures the loss allowance for the financial asset at an amount equal to the lifetime-expected credit losses. For all trade receivables, contract assets and lease receivables the company measures the loss allowance at an amount equal to lifetime-expected credit losses.

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

Other current financial assets
In 2025, Other current financial assets decreased from EUR 2 million to EUR 0 million (2024: decreased from
EUR 3 million to EUR 2 million).
Other non-current financial assets
The company’s investments in Other non-current financial assets mainly consist of investments in common shares of companies in various industries and investments in limited life funds. The changes during 2025 and
2024 are presented in the accompanying table:
Philips Group
Other non-current financial assets in millions of EUR

	Non-current financial assets at FVTPL	Non-current financial assets at FVTOCI	Non-current financial assets at Amortized cost	Total
Balance as of January 1, 2025	288	242	102	631
Changes:
Acquisitions/additions	118	3	11	132
Sales/redemptions/reductions	(14)	(32)	(9)	(55)
Value adjustment through OCI	-	(14)	-	(14)
Value adjustment through P&L	(26)	-	-	(26)
Translation differences and other	(22)	(19)	(2)	(42)
Reclassifications	36	40	1	78
Balance as of December 31, 2025	380	221	103	704

129
Philips Group
Other non-current financial assets in millions of EUR

	Non-current financial assets at FVTPL	Non-current financial assets at FVTOCI	Non-current financial assets at Amortized cost	Total
Balance as of January 1, 2024	284	258	77	619
Changes:
Acquisitions/additions	76	6	65	147
Sales/redemptions/reductions	(31)	(14)	(11)	(56)
Value adjustment through OCI	-	(23)	-	(23)
Value adjustment through P&L	(25)	-	1	(23)
Translation differences and other	8	12	(4)	16
Reclassifications	(25)	4	(27)	(47)
Balance as of December 31, 2024	288	242	102	631
As of December 31, 2025, equity investments of EUR 213 million (2024: EUR 222 million) are accounted under the FVTOCI category based on the company's election at initial recognition mainly because such investments are neither held for trading purposes nor primarily for their increase in value and the elected presentation is considered to reflect the nature and purpose of the investment.
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

Other non-current assets
Other non-current assets as of December 31, 2025, were EUR 119 million (2024: EUR 127 million), mainly include prepaid expenses.
Other current assets
Other current assets as of December 31, 2025, totaled EUR 529 million (2024: EUR 588 million), primarily contract assets of EUR 354 million (2024: EUR 349 million) and prepaid expenses of EUR 180 million (2024: EUR
238 million) mainly related to Other, Diagnosis & Treatment and Connected Care segments.
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

Inventories are summarized in the accompanying table.
Philips Group
Inventories in millions of EUR

	2025	2024
Raw materials and supplies	1,175	1,344
Work in process	408	414
Finished goods	1,287	1,439
Inventories	2,870	3,198
In 2025, total inventories decreased by EUR 328 million, mainly in raw materials and supplies and finished goods. The write-down of inventories to net realizable value was EUR 154 million in 2025 and EUR 230 million in 2024.

130
16Receivables

Accounting policies
Receivables are initially measured at fair value and are subsequently measured at amortized cost if held within a business model with the objective to collect the contractual cash flows, or at fair value through OCI if held within a business model with the objective of both holding to collect contractual cash flows and selling.
Receivables are measured less any impairment losses.
Receivables are de-recognized when the company has transferred substantially all risks and rewards, which includes transactions in which the company enters into factoring transactions, or if the company does not retain control over the receivables.

Accounting estimates
Receivables are subject to impairment assessment, which involves estimating expected credit losses. Refer to
Other financial assets for accounting policies on impairment of financial assets.

Non-current receivables
Non-current receivables are associated mainly with customer financing in the Diagnosis & Treatment segment amounting (net of allowance) to EUR 84 million (2024: EUR 81 million), insurance receivables in the US amounting to EUR 28 million (2024: EUR 33 million) and income tax receivables amounting to EUR 19 million
(2024: EUR 36 million).
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
The accompanying table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.
Philips Group
Maturity analysis of lease receivables in millions EUR

	2025	2024
Less than one year	55	33
One to two years	11	20
Two to three years	9	16
Three to four years	8	14
Four to five years	7	12
Over five years	17	19
Total undiscounted lease payments receivable	106	114
Unearned finance income	(10)	(12)
Net investment in lease	96	102
Current receivables
Current receivables of EUR 3,530 million (2024: EUR 3,672 million) as of December 31, 2025, included trade accounts receivable (net of allowance) of EUR 3,339 million (2024: EUR 3,513 million), accounts receivable other of EUR 173 million (2024: EUR 134 million), and accounts receivable from investments in associates of
EUR 19 million (2024: EUR 25 million).
The trade accounts receivable, net, per segment are:
Philips Group
Trade accounts receivable, net in millions of EUR

	2025	2024
Diagnosis & Treatment	1,582	1,687
Connected Care	1,043	1,064
Personal Health	562	575
Other	152	187
Trade accounts receivable, net	3,339	3,513

131
The aging analysis of trade accounts receivable, net, representing current and overdue but not fully impaired receivables, is presented in the accompanying table.
Philips Group
Aging analysis in millions of EUR

	2025	2024
Current	3,077	3,154
Overdue 1-30 days	54	141
Overdue 31-180 days	171	194
Overdue more than 180 days	37	24
Trade accounts receivable, net	3,339	3,513
The changes in the allowance for doubtful accounts receivable are:
Philips Group
Allowance for accounts receivable in millions of EUR

	2025	2024
Balance as of January 1	245	216
Additions charged to expense	37	112
Deductions from allowance ¹	(45)	(88)
Transfer to assets held for sale	(1)	-
Other movements	(43)	5
Balance as of December 31	193	245
1Write-offs for which an allowance was previously provided.
The allowance for doubtful accounts receivable has been established for expected credit losses and is related primarily to receivables that are past due. The allowance presented also includes the allowance for Non-
current customer finance receivables of EUR 1 million (2024: EUR 8 million). Other movements in the current period primarily relate to the reclassification of a provision for contractual allowances for certain Connected
Care receivables, as well as the impact of foreign currency remeasurement.
Included in the above balances as of December 31, 2025, are allowances for individually impaired receivables of EUR 189 million (2024: EUR 239 million).
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

Common shares
As of December 31, 2025, authorized common shares consist of 2 billion shares (December 31, 2024: 2 billion;
December 31, 2023: 2 billion), and the issued and fully paid share capital consists of 962,920,132 common shares, each share having a par value of EUR 0.20 (December 31, 2024: 939,939,384; December 31, 2023:
913,515,966).

132
Preference shares
As a means to protect the company against (an attempt at) an unsolicited takeover or other attempt to exert
(de facto) control of the company, the ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the company. It may exercise this right for as many preference shares as there are common shares in the company outstanding at that time. As of December 31, 2025, no such right has been exercised and no preference shares have been issued. Authorized preference shares consist of 2 billion shares as of December 31, 2025 (December 31, 2024: 2 billion; December 31, 2023: 2 billion).
Options, restricted and performance shares
Under its share-based compensation plans, the company granted stock options on its common shares and other conditional rights to receive common shares in the future, such as restricted shares and performance shares (refer to Share-based compensation).
Treasury shares
In connection with the company’s share repurchase programs, shares that have been repurchased and are held in Treasury for the purpose of (i) delivery under share-based compensation plans upon exercise of options, or vesting of restricted or performance shares, and (ii) capital reduction, are accounted for as a reduction of shareholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When treasury shares are delivered by the company under its share-based compensation plans, such shares are removed from treasury shares on a first-in, first-out (FIFO) basis.
When treasury shares are delivered by the company upon exercise of options, the difference between the cost and the cash received is recorded in retained earnings. When treasury shares are delivered by the company upon vesting of restricted shares or performance shares (granted under the company’s share-based compensation plans), the difference between the market price of the shares and the cost is recorded in retained earnings, and the market price is recorded in the share-based compensation reserve.
Philips Group
Treasury share transactions and share-based compensation in millions of EUR

	2025	2024	2023
Treasury shares	113	54	54

Re-issuance of treasury shares	(60)	(36)	(29)
Share-based compensation cost	141	96	88
Income tax	4	5	2
Share-based compensation reserve	85	65	61

Retained earnings	(39)	(18)	(24)

Total shareholders' equity	159	101	91
The accompanying table shows the movements in the outstanding number of shares over the last three years.
Philips Group
Outstanding number of shares

	2025	2024	2023
Balance as of January 1	925,009,074	906,403,156	881,480,527
Dividend distributed	22,980,748	30,860,582	39,334,938
Purchase of treasury shares	-	(13,718,391)	(15,964,445)
Delivery of treasury shares	3,299,111	1,463,727	1,552,136
Balance as of December 31	951,288,934	925,009,074	906,403,156
The accompanying table reflects transactions that took place in relation to former and current share-based compensation plans:
Philips Group
Transactions related to share-based compensation plans

	2025	2024	2023
Shares acquired	-	9,281,227	3,000,000
Average market price	N/A	EUR 21.88	EUR 41.59
Amount paid	N/A	EUR 203 million	EUR 125 million
Shares delivered	3,299,111	1,463,727	1,552,136
Average price (FIFO)	EUR 34.31	EUR 37.14	EUR 34.59
Cost of delivered shares	EUR 113 million	EUR 54 million	EUR 54 million
Total shares in treasury at year-end	11,631,198	14,930,310	7,112,810
Total cost	EUR 298 million	EUR 411 million	EUR 262 million
Transactions that took place for capital reduction purposes:
Philips Group
Transactions related to capital reduction

	2025	2024	2023
Shares acquired	-	4,437,164	12,964,445
Average market price	N/A	EUR 37.56	EUR 37.25
Amount paid	N/A	EUR 167 million	EUR 483 million
Cancellation of treasury shares (shares)	-	4,437,164	15,134,054
Cancellation of treasury shares (EUR)	N/A	EUR 167 million	EUR 566 million
Total shares in treasury at year-end	-	-	-
Total cost	-	-	-

133
Share purchase transactions related to employee options involved a cash inflow of EUR 13 million in 2025. In
2025, we settled withholding tax liability for an amount of EUR 33 million relating to the dividend distribution in 2024.
Share repurchase methods for share-based remuneration plans and capital reduction purposes
Philips uses different methods to repurchase shares in its own capital: (i) share buyback repurchases in the open market via an intermediary; and (ii) repurchase of shares via forward contracts for future delivery of shares. During 2025, Philips did not repurchase any shares.
Forward contracts to repurchase shares and open market repurchases of shares
For share-based compensation plans
On June 3, 2025, Philips announced that it would repurchase up to 6 million shares to cover certain of its obligations arising from its Long-Term Incentive plans. To this end, Philips entered into a number of forward transactions for an amount of EUR 127 million to acquire 6 million shares with settlement dates in February
2027, November 2027 and December 2027 and a weighted forward price of EUR 21.17. This resulted in a EUR
121 million increase in retained earnings against treasury shares.
On September 15, 2025, Philips extended the settlement of two forward contracts for 2 million Long-Term
Incentive plans shares, each as part of the share repurchase program earlier announced on June 14, 2023. The forward contract amounted to EUR 86 million with settlement date of October 2026 and November 2026 and a weighted forward price of EUR 21.59. This resulted in a EUR 3 million increase in retained earnings against treasury shares.
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
In March, April, November and December 2024, Philips settled EUR 316 million of forward contracts. This resulted in a EUR 316 million decrease in retained earnings.
As of December 31, 2025, the remaining forward contracts to cover obligations under share-based compensation plans related to 12.5 million shares (December 31, 2024: 6.5 million shares) and amounted to
EUR 283 million (December 31, 2024: EUR 142 million).
Share cancellations
There were no share cancellations in 2025.
Dividend distribution
2025
In May 2025, Philips distributed a dividend of EUR 0.85 per common share, representing a total value of EUR
789 million (including costs). Of the total dividend distribution to all shareholders, a maximum of 50% will be available for payment in cash. If shareholders in total elect to receive an aggregate amount of cash dividend that exceeds 50% of the total dividend amount, those shareholders who elected to receive their dividend in cash will receive their cash dividend on a pro-rata basis, the remainder being distributed in shares. The aggregate cash election result was 41.4%, which is below the 50% maximum as adopted in the General
Meeting of Shareholders and therefore shareholders will receive the dividend in accordance with their election. Approximately 59% of the shareholders elected for a share dividend, resulting in the issuance of
22,980,748 new common shares.
A proposal will be submitted to the 2026 Annual General Meeting of Shareholders to pay a dividend of EUR
0.85 per common share, in shares or cash at the option of the shareholder, against retained earnings for 2025.
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
Limitations in the distribution of shareholders’ equity
As of December 31, 2025, pursuant to Dutch law, certain limitations exist relating to the distribution of shareholders’ equity of EUR 1,545 million. Such limitations relate to common shares of EUR 193 million, as well as to legal reserves required by Dutch law included under retained earnings of EUR 1,005 million and unrealized currency translation differences of EUR 347 million. The unrealized gain related to cash flow hedges of EUR 33 million and unrealized loss related to fair value through OCI financial assets of EUR 89 million qualify as revaluation reserves and reduce the distributable amount due to the fact that these reserves are negative.
The legal reserves required by Dutch law of EUR 1,005 million included under retained earnings relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends.
As of December 31, 2024, these limitations in distributable amounts were EUR 3,254 million and related to common shares of EUR 188 million, as well as to legal reserves required by Dutch law included under retained

134
earnings of EUR 1,052 million and unrealized currency translation differences of EUR 2,014 million. The unrealized losses related to fair value through OCI financial assets of EUR 90 million and unrealized gain related to cash flow hedges of EUR 1 million qualify as a revaluation reserve and reduce the distributable amount due to the fact that this reserve is negative.
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
Philips Group
Composition of net debt and group equity in millions of EUR unless otherwise stated

	2025	2024	2023
Long-term debt	6,934	7,113	7,035
Short-term debt	1,151	526	654
Total debt	8,084	7,639	7,689
Cash and cash equivalents	2,794	2,401	1,869
Net debt	5,290	5,238	5,820
Shareholders’ equity	10,957	12,006	12,028
Non-controlling interests	32	37	33
Group equity	10,990	12,043	12,061
Net debt : group equity ratio	32:68	30:70	33:67

135
Adjusted income from continuing operations attributable to shareholders is not a recognized measure of financial performance under IFRS. The reconciliation of Adjusted income from continuing operations attributable to shareholders to the most directly comparable IFRS measure, Net income, is included in the accompanying table.
Philips Group
Adjusted income from continuing operations attributable to shareholders 1 in millions of EUR

	2025	2024	2023
Net income	897	(698)	(463)
Discontinued operations, net of income taxes	4	(142)	10
Income from continuing operations	901	(840)	(454)
Income from continuing operations attributable to non- controlling interests	(1)	(3)	(2)
Income from continuing operations attributable to shareholders ¹	899	(843)	(456)
Adjustments for:
Amortization and impairment of acquired intangible assets	240	392	290
Impairment of goodwill	-	-	8
Restructuring costs and acquisition-related charges	260	326	381
Other items:	270	830	1,358
Respironics litigation provision	-	984	575
Respironics insurance income	-	(538)	-
Respironics consent decree charges	97	113	363
Respironics field-action running costs	112	133	224
Contract settlement gain	(27)	-	-
Quality actions	89	123	175
Provision for a legal matter	-	-	31
Investment re-measurement loss	-	-	23
Loss (gain) on divestment of business	-	-	(35)
Remaining items	(1)	16	2
Net finance income/expenses	28	23	18
Tax impact on adjusting items ²	(192)	(370)	(450)
Tax effect of derecognition of US deferred tax asset	-	941	-
Adjusted Income from continuing operations attributable to shareholders [1]	1,506	1,300	1,148
1Shareholders in this table refers to shareholders of Koninklijke Philips N.V.
2Includes deferred tax assets derecognized in the line below
18Debt

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
Lease liabilities
Lease liabilities are measured at the present value of the lease payments due over the lease term, generally discounted using the incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method. Lease liabilities are remeasured in case of modifications or reassessments of the lease.

Philips has a USD 2.5 billion Commercial Paper Program and a EUR 1 billion committed standby revolving credit facility that can be used for general group purposes. As of December 31, 2025, Philips did not have any loans outstanding under either facility. These facilities do not have a material adverse change clause, have no financial covenants and no credit-rating-related acceleration possibilities.
Philips established a Euro Medium-Term Note (EMTN) program, a framework that facilitates the issuance of notes for a total amount up to EUR 10 billion. In 2025, Philips issued two new tranches under the program for a total of EUR 1 billion fixed rate notes due 2030 and 2035 for general corporate purposes, including the refinancing of the 2026 EUR and USD Bonds, and tendered on outstanding 2026, 2027, 2028 and 2029 EUR
Bonds. As of December 31, 2025, Philips has EUR 4.6 billion (2024: EUR 3.7 billion) fixed rate notes outstanding under the EMTN program.
The conditions applicable to all USD-denominated corporate bonds issued by the company in March 2008 and
March 2012 (due 2038 and 2042) contain a ‘Change of Control Triggering Event’. If the company would experience such an event with respect to a series of corporate bonds the company might be required to offer to purchase the bonds that are still outstanding at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any. Furthermore, the conditions applicable to the EUR-denominated corporate bonds issued since 2018 contain a similar provision (‘Change of Control Put Event’). Upon the occurrence of such an event, the company might be required to redeem or purchase any of such bonds at

136
their principal amount together with interest accrued. Philips’ outstanding long-term debt does not contain financial covenants.
As of December 31, 2025, debt includes forward contracts of EUR 260 million (nominal value) relating to the repurchase of shares to cover long-term incentive and employee stock purchase plans (2024: EUR 142 million), with maturity dates in the fourth quarter of 2026 (EUR 141 million) and in 2027 (EUR 119 million).
Long-term debt
The accompanying tables present information about the long-term debt outstanding, its maturity and average interest rates in 2025 and 2024.
Philips Group
Long-term debt in millions of EUR unless otherwise stated

	2025
	Amount outstanding	Current portion	Non-current portion	Between 1 and 5 years	Amount due after 5 years	Average remaining term (in years)	Average rate of interest
USD bonds	1,135	108	1,027	-	1,027	12.6	6.2%
EUR bonds	5,659	632	5,027	2,747	2,280	4.5	2.5%
Forward contracts	274	152	123	123	-	1.2	0.5%
Lease liabilities	963	207	757	479	277	3.5	4.0%
Bank borrowings	1	1	-	-	-	1.0	1.0%
Other long-term debt	-	-	-	-	-	3.6	1.3%
Long-term debt	8,032	1,098	6,934	3,349	3,584	5.4	3.2%
Philips Group
Long-term debt in millions of EUR unless otherwise stated

	2024
	Amount outstanding	Current portion	Non-current portion	Between 1 and 5 years	Amount due after 5 years	Average remaining term (in years)	Average rate of interest
USD bonds	1,408	131	1,276	122	1,154	12.3	6.3%
EUR bonds	4,917		4,917	2,639	2,278	4.7	2.3%
Forward contracts	148	82	66	66	-	1.3	1.2%
Lease liabilities	1,073	219	854	506	347	3.8	3.7%
Bank borrowings	1	1	1	1	-	1.5	1.0%
Other long-term debt	-	-	-	-	-	3.2	1.2%
Long-term debt	7,546	434	7,113	3,333	3,779	5.9	3.2%

137
Bonds
The accompanying table presents the amount outstanding and effective rate of bonds.
Philips Group
Unsecured Bonds in millions of EUR unless otherwise stated

	Effective rate	2025	2024
Unsecured EUR Bonds
Due 22/05/2026; 1/2%	0.608%	632	750
Due 05/05/2027; 1 7/8%	2.049%	687	750
Due 02/05/2028; 1 3/8%	1.523%	480	500
Due 05/11/2029; 2 1/8%	2.441%	595	650
Due 30/03/2030; 2%	2.128%	500	500
Due 31/05/2030; 3 2/8%	3.324%	500
Due 08/09/2031; 4 2/8%	4.33%	500	500
Due 31/05/2032; 3 3/4%	4.043%	700	700
Due 05/05/2033; 2 5/8%	2.71%	600	600
Due 31/05/2035; 4%	4.092%	500
Unsecured USD Bonds
Due 15/05/2025; 7 3/4%	7.429%		52
Due 15/05/2025; 7 1/8%	6.794%		79
Due 01/06/2026; 7 1/5%	6.885%	108	121
Due 03/11/2038; 6 7/8%	7.21%	620	697
Due 15/03/2042; 5%	5.273%	426	480
Adjustments ¹		(54)	(55)
Unsecured Bonds		6,794	6,324
1Adjustments related to both EUR and USD bonds and concern bond discounts, premium and transaction costs
Leases
The accompanying table presents a reconciliation between the total of future minimum lease payments and their present value.
Philips Group
Lease liabilities in millions of EUR

	2025			2024
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	241	34	207	255	35	219
Between one and five years	556	76	479	592	85	506
More than five years	304	27	277	385	38	347
Lease liabilities	1,101	137	963	1,232	159	1,073
Short-term debt
Philips Group
Short-term debt in millions of EUR

	2025	2024
Short-term bank borrowings	52	92
Current portion of long-term debt	1,098	434
Short-term debt	1,151	526
During 2025, the weighted average interest rate on the bank borrowings was 6.3% (2024: 9.3%). This decrease was mainly driven by lower interest rate environments across various countries globally.

138
19Provisions

Accounting policies
A provision is a liability of uncertain timing or amount. Provisions are recognized if, as a result of a past event, the company has a present legal or constructive obligation, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount can be estimated reliably. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money. The increase in the provision due to passage of time (accretion) is recognized as interest expense. Provisions include contingent consideration and defined benefit obligations (DBO), which represent financial liabilities characterized by uncertainty regarding their timing or amount.
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
•Product warranty provisions: the provisions for assurance-type product warranty reflect the estimated costs of replacement and free-of-charge services that will be incurred by the company with respect to products sold and include costs to execute quality remediation and related field actions (including the Respironics field action). These require management to make estimates and assumptions about items such as quantities and the portion of products to be remediated through replacement, repair or (partial) refund.
•Environmental provisions: provisions for environmental remediation can change significantly due to the emergence of additional information regarding the extent or nature of the contamination, the need to utilize alternative technologies, actions by regulatory authorities as well as changes in judgments and discount rates. The impact of climate change is also considered when assessing whether Philips has a present legal or constructive obligation, particularly in relation to fines, penalties and commitments to reduce greenhouse gas emissions.
•Legal provisions: provisions for legal claims and investigations reflect the best estimate of the outflow of resources, supported by internal and external legal counsel, when it is probable that such outflow of resources will be required to settle an obligation.

Philips Group
Provisions in millions of EUR

	Product warranty	Environmental	Restructuring- related	Legal	Other	Post-employment benefits	Contingent consideration	Total
Current	624	22	102	477	181	-	57	1,463
Non-current	67	80	14	10	248	558	58	1,035
Balance as of December 31, 2023	692	102	116	487	429	558	115	2,498

Additions	439	9	131	1,015	185	81	5	1,865
Utilizations	(507)	(15)	(127)	(477)	(124)	(76)	(9)	(1,336)
Releases	(15)	-	(26)	(28)	(35)	(5)	(3)	(113)
Accretion	-	5	-	38	(1)	-	3	45
Changes in discount rate	-	(7)	-	-	-	-	-	(8)
Translation differences and other	(24)	4	(1)	44	(8)	2	3	21
Total change	(107)	(5)	(23)	592	16	3	(2)	474

139

	Product warranty	Environmental	Restructuring- related	Legal	Other	Post-employment benefits	Contingent consideration	Total
Current	522	20	77	1,066	229	-	61	1,977
Non-current	63	76	16	13	216	560	52	996
Balance as of December 31, 2024	585	96	94	1,079	446	560	113	2,972

Additions	328	7	169	15	116	66	4	706
Utilizations	(385)	(14)	(124)	(1,047)	(166)	(85)	(1)	(1,821)
Releases	(32)	-	(46)	(8)	(26)	-	(2)	(114)
Accretion	-	4	-	1	-	-	1	7
Translation differences and other	(39)	(11)	(4)	(9)	(33)	(22)	(5)	(123)
Total change	(129)	(13)	(4)	(1,048)	(109)	(40)	(3)	(1,345)

Current	373	19	84	18	140	-	77	712
Non-current	83	64	5	12	196	520	34	915
Balance as of December 31, 2025	456	83	90	31	337	520	111	1,627
Post-employment benefits
For details of post-employment benefits refer to Post-employment benefits.
Product warranty provisions
Product warranty provisions include costs of replacements and repair services that will be incurred by the company in relation to products sold, to execute quality remediation and related field actions, as well as the field action provision in connection with the Respironics voluntary recall notification, which is explained separately in the next section. The company expects the provisions to be utilized mainly within 2026.
Additions in 2025 include EUR 149 million for replacement and repair services related to products sold under warranty, as well as EUR 138 million and EUR 40 million for quality remediation and related field actions in the Diagnosis & Treatment and Connected Care segments, respectively.
Respironics field-action provision
On June 14, 2021, Philips subsidiary Philips Respironics initiated a voluntary recall notification in the US and field safety notice outside the US for certain sleep and respiratory care products related to the polyester-based polyurethane (PE-PUR) sound abatement foam in these devices. The remediation continues to progress globally. As of December 31, 2025, the total number of units remaining that are expected to be remediated is approximately 65,000 devices worldwide.
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
provision does not include any product liability costs or other claims.
Philips Group
Respironics field-action provision in millions of EUR

	2025	2024
Balance as of January 1	130	334
Additions	15	30
Utilizations	(92)	(220)
Translation differences and other	(17)	(14)
Balance as of December 31	36	130
Utilizations for the year reflect the costs incurred in executing the remediation during the year.
The completion of the field action continues to be subject to uncertainty, which requires management to make estimates and assumptions about items such as quantities and the portion to be replaced, repaired and subject to financial compensation.
Further to the above, field-action running remediation costs during the year of EUR 112 million (2024: EUR
133 million, 2023: EUR 224 million), such as testing, external advisory and regulatory response and additional right-of-return and warranty provisions, have been incurred.

140
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
Approximately EUR 60 million of the long-term provision is expected to be utilized after one to five years, with the remainder after five years. For more details on the environmental remediation refer to
Contingencies.
Restructuring-related provisions
Philips Group
Restructuring-related provisions in millions of EUR

	December 31, 2025	December 31, 2024
Diagnosis & Treatment	27	34
Connected Care	22	19
Personal Health	7	15
Other	34	26
Philips Group	90	94
In 2025, Philips continued general productivity actions aimed at simplifying the organization as part of its multi-year plan designed to create value with sustainable impact. As of December 31, 2025, the most significant restructuring projects impacted segments Other and Diagnosis & Treatment and mainly took place in the Netherlands, the US and Germany. The restructuring comprised mainly product portfolio rationalization and the reorganization of global support functions. The company expects the provisions to be utilized mainly within the next year.
Legal provisions
Philips is a defendant in a number of consumer class-action lawsuits from users of the affected devices and a number of individual personal injury and other compensation claims related to the Respironics recall.
On May 9, 2024, Philips Respironics reached agreement on a class action settlement in relation to the pending
US medical monitoring class action complaint and a private settlement in relation to US personal injury claims for an aggregate amount of USD 1.1 billion. Both agreements became final in January 2025 following a successful registration process for the personal injury settlement and subsequently the settlement amounts have been fully paid in the first half of 2025.
Utilizations of EUR 1,047 million mainly relate to the medical monitoring and personal injury claims class action settlement in the US that was paid in 2025.
For details of other legal matters, including regulatory and other governmental proceedings, refer to
Contingencies.
The company expects the provisions to be utilized mainly within the next three years.
Contingent consideration
There is no material movement in 2025 and approximately EUR 32 million of the non-current amount is expected to be utilized after three years. These amounts relate to previous acquisitions in 2018 and 2022.
Other provisions
The main elements of other provisions are:
Philips Group
Other provisions in millions of EUR

	2025	2024
Other long-term employee benefits	70	80
Self-insurance	74	60
Non-income taxes / social security	32	48
Rights of return	34	44
Decommissioning costs	34	37
Onerous contracts	36	66
Remaining	57	111
Balance as of December 31	337	446
Onerous contracts reflect non-cancellable commitments on supplies for which no future demand or alternative usage has been identified. Remaining provisions relate to a variety of positions, for example provision for disability of employees and provision for royalty obligations. The releases in 2024 and 2025 reflect updated assessments of these provisions throughout the year. The company expects the other provisions to be utilized mainly within the next five years.

141
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
For the company’s major plans, a full discount rate curve of high-quality corporate bonds is used to determine the defined benefit obligation, where available. The curves are based on the Mercer Yield Curve methodology, which uses data of corporate bonds rated AA or equivalent. For the other plans, a single point on the Mercer Yield Curve is used corresponding to the average maturity of the defined benefit obligation. In countries without a deep corporate bond market, the discount rate is based on government bonds.
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

Accounting estimates and judgments
To make the actuarial calculations for the valuation of defined benefit obligations, assumptions are needed for discount rates, healthcare cost increases, future salary increases, future pension increases, life expectancy and employee turnover rates. The actuarial calculations are made by external actuaries based on inputs from observable market data, such as corporate bond yield curves to determine the discount rates, mortality tables to determine life expectancy and inflation rates to determine future salary increases and future pension increases.

Post-employment benefit plans have been established in many countries in accordance with the legal requirements, customs and the local practice in the countries involved. The larger part of post-employment benefits are company pension plans, of which some are funded and some are unfunded. All funded post-
employment benefit plans are considered to be related parties.
Most employees who take part in a company pension plan are covered by defined contribution (DC) pension plans. The main DC plans are in the Netherlands and the US. The company also sponsors a number of defined benefit (DB) pension plans. The benefits provided by these plans are based on employees’ years of service and compensation levels.
The company also sponsors a limited number of retiree medical plans. The benefits provided by these plans typically cover a part of the healthcare costs after retirement. None of these plans are individually significant to the company and are therefore not further separately disclosed.
The larger funded DB and DC plans are governed by independent trustees who have a legal obligation to protect the interests of all plan members and operate under the local regulatory framework.

142
The DB plans in Germany make up most of the defined benefit obligation (DBO) and the net position. In 2025, the US qualified DB pension plan was fully terminated. The company also has DB plans in the rest of the world; however, these are individually not significant to the company and do not have a significantly different risk profile that would warrant separate disclosure.
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
Philips Group
Post-employment benefits in millions of EUR

	Germany		United States		Other countries		Total
	2025	2024	2025	2024	2025	2024	2025	2024
Present value of funded DBO	(499)	(531)		(416)	(209)	(205)	(708)	(1,152)
Present value of unfunded DBO	(224)	(242)	(117)	(131)	(131)	(134)	(472)	(507)
Total present value of DBO	(723)	(773)	(117)	(547)	(340)	(339)	(1,180)	(1,659)
Fair value of plan assets	472	496		465	190	189	662	1,150
Asset ceiling					(1)	(1)	(1)	(1)
Net position	(251)	(277)	(117)	(82)	(151)	(151)	(519)	(510)
Value of reimbursement rights					7	7	7	7
The classification of the net position is:
Philips Group
Classification net position in millions of EUR

	Germany		United States		Other countries		Total
	2025	2024	2025	2024	2025	2024	2025	2024
Total asset for plans in a surplus	-	-	-	49	-	1	-	50
Total liability for plans in a deficit	(251)	(277)	(117)	(131)	(152)	(152)	(520)	(560)
Net position	(251)	(277)	(117)	(82)	(151)	(151)	(519)	(510)
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
Company pension commitments in Germany are largely protected against employer bankruptcy via the
Pensions-Sicherungs-Verein, which charges a fee to all German companies providing pension promises.
Philips participates in the Philips Pensionskasse (VVaG), a legally independent pension institution established under German law and subject to supervision by the German Federal Financial Supervisory Authority (BaFin).
In accordance with the terms of the arrangement, the obligation of Philips is limited to the payment of fixed contributions to the Philips Pensionskasse. The Philips Pensionskasse itself bears the actuarial and investment risks associated with the pension benefits and is responsible for meeting benefit payments to members.
Although German statutory labor law provides for a subsidiary employer liability in the event that a pension institution is unable to fulfil its obligations, this liability is contingent in nature. Based on the funding position, regulatory framework, historical experience and ongoing supervision by BaFin, Philips does not have a present or probable obligation to make additional payments beyond the contractually agreed contributions.
Accordingly, Philips classifies the Philips Pensionskasse as a defined contribution plan.
United States
In 2025, the US qualified DB pension plan was fully terminated. The remaining US non-qualified DB pension plans are closed plans without future pension accrual. Some of the non-qualified DB pension plans are funded through a trust, which assets do not qualify as plan assets.
The assets of the US qualified DC pension plan are held in a trust governed by fiduciaries.
The settlement of the terminated US qualified DB pension plan, which is recorded as a past service cost, did not have a material impact on the company’s results or cash flows in 2025.
Risks related to DB plans
DB plans expose the company to various demographic and economic risks such as longevity risk, investment risks, currency and interest rate risk and in some cases inflation risk. The latter plays a role in the assumed salary increase but more importantly in some countries where indexation of pension accruals is mandatory.
The company has an active de-risking strategy in which it constantly looks for opportunities to reduce the risks associated with its DB plans. Lump sum cash-out options, buy-ins, buy-outs and a change to DC are examples of this strategy.

143
Summary of pre-tax costs for post-employment benefits and reconciliations
The adjacent table contains the total of current and past service costs, administration costs and settlement results as included in Income from operations and the interest cost as included in Financial expenses.
Philips Group
Pre-tax costs for post-employment benefits in millions of EUR

	2025	2024	2023
Defined benefit plans	71	43	47
- included in income from operations	54	23	25
- included in financial expense	17	20	21
- included in Discontinued operations	-	-	-
Defined contribution plans	317	365	376
- included in income from operations	317	365	376
- included in Discontinued operations	-	-	-
Post-employment benefits costs	388	408	423
Summary of the reconciliations for the DBO and plan assets
The adjacent tables contain the reconciliations for the DBO and plan assets.
Philips Group
Defined benefit obligations in millions of EUR

	2025	2024
Balance as of January 1	1,659	1,605
Service cost	31	29
Interest cost	52	65
Employee contributions	4	4
Actuarial (gains) / losses
- demographic assumptions	(1)	-
- financial assumptions	(49)	20
- experience adjustment	1	9
(Negative) past service cost	13	(7)
Settlements	(331)	1
Benefits paid from plan	(103)	(63)
Benefits paid directly by employer	(36)	(36)
Translation differences and other	(60)	32
Balance as of December 31	1,180	1,659
Philips Group
Plan assets in millions of EUR

	2025	Asset ceiling 2025	2024	Asset ceiling 2024
Balance as of January 1	1,150	(1)	1,089	-
Interest income on plan assets	35	-	45	-
Admin expenses paid	(1)	-	(1)	-
Return on plan assets excluding interest income	(34)	-	13	-
Employee contributions	4	-	4	-
Employer contributions	(5)	-	30	-
Settlements	(340)	-	-	-
Benefits paid from plan	(103)	-	(63)	-
Translation differences and other	(44)	-	33	(1)
Balance as of December 31	662	(1)	1,150	(1)
The past service costs in 2025 mainly relate to the termination of the US qualified DB pension plan and the impact of new labor codes in India. The past service costs in 2024 mainly relate to the retiree medical plans in
Brazil and the pension plan in Switzerland.
Plan assets allocation
The asset allocation in the company’s DB plans as of December 31, 2025 and 2024, were:
Philips Group
Plan assets allocation in millions of EUR

	2025	2024
Assets quoted in active markets
- Debt securities	216	460
- Equity securities	12	12
- Other [1]	180	431

Assets not quoted in active markets
- Debt securities	1	-
- Equity securities	-	-
- Other ¹	253	247
Total assets	662	1,150
1Other assets are primarily composed of cash and cash equivalents, real estate, investment funds, and assets managed by insurance companies.
The plan assets in 2025 contain 38% (2024: 22%) unquoted plan assets. Plan assets in 2025 do not include property occupied by or financial instruments issued by the company.

144
Assumptions
The mortality tables used for the company’s largest DB plans are:
•Germany: Heubeck-Richttafeln 2018 Generational, assuming 93% of mortality rates for male retirees between ages 60 and 85
•US: PRI-2012 Generational with MP2021 improvement scale + white collar adjustment
The weighted averages of the assumptions used to calculate the DBO were:
Philips Group
Assumptions used for defined benefit obligations in %
as of December 31,

	Germany		United States		Other countries		Total
	2025	2024	2025	2024	2025	2024	2025	2024
Discount rate	3.9%	3.3%	5.0%	5.1%	4.4%	4.2%	4.1%	4.0%
Inflation rate	2.0%	2.0%	2.3%	2.3%	2.1%	2.2%	2.0%	2.1%
Salary increase	2.8%	2.8%	0.0%	0.0%	4.5%	4.4%	3.1%	3.1%
Sensitivity analysis
The following table illustrates the approximate impact on the DBO from movements in key assumptions. The
DBO was recalculated using a change in the assumptions of 1% which overall is considered a reasonably possible change. The impact on the DBO because of changes in discount rate is normally accompanied by partly offsetting movements in plan assets.
The average duration in years of the DBO of the DB plans is 9 (Germany: 10, US: 7, and other countries: 9) as of December 31, 2025 (2024: 10).
Philips Group
Sensitivity of key assumptions in millions of EUR

	2025	2024
Increase
Discount rate (1% movement)	(80)	(123)
Pension increase (1% movement)	54	60
Salary increase (1% movement)	12	14
Longevity ¹	26	34
Decrease
Discount rate (1% movement)	98	150
Pension increase (1% movement)	(47)	(52)
Salary increase (1% movement)	(11)	(12)
Longevity ¹	(21)	(24)
1The mortality table (i.e., longevity) also impacts the DBO. The above sensitivity table illustrates the impact on the DBO of a further 10% decrease / increase in the assumed rates of mortality for the company’s major plans. A 10% decrease / increase in assumed mortality rates equals a change of life expectancy by 0.5 - 1 year.
Cash flows and costs in 2026
Cash outflows in relation to post-employment benefits are estimated to amount to EUR 382 million in 2026, consisting of:
•EUR 24 million employer contributions to DB plans (Germany: EUR 10 million, US: EUR 0 million, other countries: EUR 14 million)
•EUR 42 million cash outflows in relation to DB plans (Germany: EUR 20 million, US: EUR 9 million, other countries: EUR 13 million)
•EUR 316 million employer contributions to DC plans (Netherlands: EUR 142 million, US: EUR 111 million, other countries: EUR 63 million)
The service and administration cost for 2026 is expected to amount to EUR 30 million for DB plans. The net interest cost for 2026 for the DB plans is expected to amount to EUR 21 million. The cost for DC pension plans in 2026 is equal to the expected DC cash flow.

145
21Accrued liabilities

Accounting policies
Accrued liabilities are initially measured at fair value and subsequently at amortized cost and are de-
recognized when the obligation under the liability is discharged, cancelled or has expired.

Accrued liabilities are summarized in the accompanying table.
Philips Group
Accrued liabilities in millions of EUR

	2025	2024
Personnel-related costs:
- Salaries and wages	631	601
- Accrued holiday entitlements	100	95
- Other personnel-related costs	98	101
Fixed-asset-related costs:
- Gas, water, electricity, rent and other	32	41
Communication and IT costs	52	55
Distribution costs	92	95
Sales-related costs:
- Commission payable	17	16
- Advertising and marketing-related costs	120	120
- Other sales-related costs	18	15
Material-related costs	116	124
Interest-related accruals	95	83
Other accrued liabilities	246	283
Accrued liabilities	1,616	1,630
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

Other non-current liabilities
Non-current liabilities were EUR 47 million as of December 31, 2025 (December 31, 2024: EUR 167 million), associated mainly with indemnification and non-current accruals.
Other current liabilities
Other current liabilities are summarized in the accompanying table.
Philips Group
Other current liabilities in millions of EUR

	2025	2024
Accrued customer rebates	137	169
Other taxes including social security premiums	133	115
Other liabilities	126	70
Other current liabilities	395	354
Other liabilities within Other current liabilities are mainly linked to divestment-related obligations in 2025.
Contract liabilities
Non-current contract liabilities were EUR 458 million as of December 31, 2025 (December 31, 2024: EUR 431 million) and current contract liabilities were EUR 1,490 million as of December 31, 2025 (December 31, 2024:
EUR 1,699 million).
The current contract liabilities decreased by EUR 209 million, which is mainly driven by a decrease in deferred balances for customer service contracts. The current contract liabilities as of December 31, 2024, resulted in revenue recognized of EUR 1,699 million in 2025.

146
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

Cash paid for leases
In 2025, gross lease payments of EUR 268 million (2024: EUR 252 million; 2023: EUR 271 million) included interest of EUR 38 million (2024: EUR 37 million; 2023: EUR 27 million).
Net cash used for derivatives and current financial assets
In 2025, a total of EUR 67 million cash was paid with respect to foreign exchange derivative contracts related to activities for liquidity management and with respect to the purchase and proceeds from current financial assets (2024: EUR 38 million inflow; 2023: EUR 46 million outflow).
Purchase and proceeds from non-current financial assets
In 2025, the net cash inflow was EUR 15 million. In 2024, the net cash outflow was EUR 66 million. In 2023, the net cash outflow was EUR 44 million.
Reconciliation of liabilities arising from financing activities
Certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items, principally because of the effects of translation differences and consolidation changes.
Philips Group
Reconciliation of liabilities arising from financing activities in millions of EUR

	Balance as of December 31, 2024	Cash flow	Currency effects and consolidation changes	Other ¹	Balance as of December 31, 2025
Long term debt ²	7,546	448	(230)	267	8,032
EUR bonds	4,917	738	-	4	5,659
USD bonds	1,408	(120)	(154)	1	1,135
Leases	1,073	(169)	(76)	135	963
Forward contracts ³	148			127	274
Bank borrowings	1	(1)			1
Other long-term debt	-				-
Short term debt ²	92	(24)	(16)		53
Short-term bank borrowings	92	(24)	(16)	-	52
Other short-term loans	1	-			1
Equity	(554)	(317)		306	(565)
Dividend payable	-	(330)		330	-
Forward contracts ³	(143)	-		(125)	(267)
Treasury shares	(411)	13		101	(298)
Total		107
1Besides non-cash, other includes interest paid on leases, which is part of cash flows from operating activities.
2In this table, current portion of long-term debt is included in long-term debt (and excluded from short-term debt).
3The forward contracts are related to the share buyback program and LTI plans.

147
Philips Group
Reconciliation of liabilities arising from financing activities in millions of EUR

	Balance as of December 31, 2023	Cash flow	Currency effects and consolidation changes	Other ¹	Balance as of December 31, 2024
Long term debt ²	7,567	(53)	107	(74)	7,546
EUR bonds	4,569	340		8	4,917
USD bonds	1,325		83	-	1,408
Leases	1,074	(192)	24	167	1,073
Forward contracts ³	396			(248)	148
Bank borrowings	203	(201)		(1)	1
Other long-term debt	-	-	-	-	-
Short term debt ²	122	(30)	1	-	92
Short-term bank borrowings	122	(31)	1		92
Other short-term loans	-	1	-	-	1
Equity	(656)	(413)		516	(554)
Dividend payable	-	(3)		3	-
Forward contracts ³	(394)	-		251	(143)
Treasury shares ⁴	(262)	(410)		262	(411)
Total		(496)
1Besides non-cash, other includes interest paid on finance leases, which is part of cash flows from operating activities.
2In this table, current portion of long-term debt is included in long-term debt (and excluded from short-term debt).
3The forward contracts are related to the share buyback program and LTI plans.
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

Guarantees
The total fair value of guarantees recognized on the balance sheet amounts to EUR 2 million (December 31,
2024: nil). Remaining off-balance-sheet business related guarantees on behalf of third parties and associates amounted to EUR 4 million as of December 31, 2025, (December 31, 2024: EUR 343 million). The decrease compared to the prior year primarily reflects that the insurance‑related product‑liability exposure associated with the Respironics recall was settled and, accordingly, was no longer outstanding as of December 31, 2025.
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

148
While it is not feasible to predict or determine the outcome of all pending or threatened legal proceedings, regulatory and governmental proceedings, the company is of the opinion that the cases described below may have, or have had in the recent past, a significant impact on the company’s consolidated financial position, results of operations and cash flows.
Respironics recall
On June 14, 2021, Philips subsidiary Philips RS North America LLC (Philips Respironics) issued a voluntary recall notification in the US and field safety notice outside the US for specific Philips Respironics CPAP, Bi-Level PAP, and mechanical ventilator devices (the “Recalled Devices”).
Consent decree
On August 26, 2021, the US Food and Drug Administration (FDA) commenced an inspection of the Philips
Respironics manufacturing facility in Murrysville, Pennsylvania, and provided Philips Respironics with its preliminary inspectional observations on November 9, 2021. In 2024, Philips Respironics reached an agreement with the US Department of Justice (DoJ), acting on behalf of the FDA, regarding the terms of a consent decree to resolve the identified issues in relation to the inspection.
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
On May 9, 2024, Philips Respironics reached agreement on a class action settlement in relation to the medical monitoring class action complaint. Under the agreement, which became final in January 2025, the Philips defendants agreed to pay a capped amount of USD 25 million into a Qualified Settlement Fund for the benefit of eligible class members.
Also on May 9, 2024, Philips Respironics reached agreement on a private settlement in relation to US personal injury claims. Under the agreement, the Philips defendants have agreed to pay USD 1.075 billion to consist of
USD 25 million in notice and administrative costs and USD 1.050 billion into a Personal Injury Settlement Fund.
The settlement became final as at the registration deadline on January 31, 2025, registrations exceeded the required 95% of eligible claimants, and payment occurred in the first half of 2025. For those individuals who declined to participate in, or are ineligible for, the settlement, and who wish to litigate their personal injury claims, they will need to identify themselves after the registration deadline and then comply with court orders imposing certain discovery obligations on them, including with respect to early disclosure of their evidence on causation.
Philips Respironics and certain of its affiliates (including the company) continue to be defendants in consumer class action lawsuits in Australia and Canada and collective or group actions in Chile, France, Germany, Italy and the Netherlands, alleging economic loss and/or personal injury. In 2025, a class action in Israel was resolved while a class action filed in Italy was dismissed by the court and is pending appeal.
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

149
28, 2024, the company and its former CEO moved for reconsideration of that portion of the decision denying their motion, and that motion was denied in November 2025. On February 28, 2025, plaintiffs moved for class certification, and that motion remains pending. On December 15, 2025, plaintiffs moved for leave to file a further amended complaint that would add certain additional allegations and the company’s current CEO as a defendant; the proposed amendment would not change the proposed class period. The Court granted plaintiffs’ motion for leave to amend and plaintiffs filed their amended complaint on December 29, 2025. On
January 30, 2026, defendants filed a motion to dismiss the further amended complaint.
In the Netherlands, six different parties (primarily commercially motivated litigation funders and investor advocacy organizations) representing both retail and institutional investors have approached the company, holding the company and its directors liable for alleged misstatements and failures to make timely disclosures in relation to the Respironics recall. As of December 31, 2025, two parties have filed a civil complaint with the
Amsterdam District Court. In addition, on December 31, 2025, the VEB, also on behalf of certain retail and institutional investors, filed a request for inquiry proceedings with the Enterprise Chamber of the Amsterdam
Court of Appeal. On January 9, 2026 and January 14, 2026, similar requests were filed by Vanguard on behalf of certain funds they manage and by Grant & Eisenhofer P.A. and Old Haven Funding LLC on behalf of certain investors.
It is the company’s assessment that it is possible but not probable that these cases could lead to a certain outflow of economic resources. The company is not able to reliably estimate the financial impact, if any. An adverse outcome of these cases could have a material impact on the company’s consolidated financial position, results of operations and cash flows.
SEC investigation
Following earlier requests for information from the US Securities and Exchange Commission (SEC), in March
2024, the company received a subpoena from the SEC relating to the Respironics recall and compliance with relevant securities laws. The investigation is not an indication that the SEC or its staff have determined that any violations of law have occurred. The company is fully cooperating with the investigation. It is the company's assessment that it is possible but not probable that this investigation could lead to certain outflow of resources. The company is not able to reliably estimate the financial impact, if any.
Other claims
On October 12, 2021, SoClean, a company offering ozone-based cleaning products for sleep devices, filed a lawsuit in the US against the company and certain of its affiliates alleging that the defendants’ statements about the potential adverse effect ozone cleaning may have on the recalled devices has significantly damaged its business. Philips believes that the claim is without merit. In November 2023, the court ruled on one of the motions to dismiss filed by defendants and partially dismissed some of SoClean’s claims. On January 4, 2024,
Philips and its affiliates filed their answer and counterclaims against SoClean and one of its affiliates. In
October 2024, the court partially dismissed some of the counterclaims. Philips and its affiliates are also pursuing claims against SoClean and one of its affiliates for contribution for personal injury settlement costs and/or personal injury liability incurred by the company or its affiliates. As of December 31, 2025, Philips and
SoClean have reached an agreement in principle, subject to documentation, to mutually resolve all pending litigation between them.
Other
In the second half of 2023, Electro Medical Systems S.A., a manufacturer of, among others, medical devices for dental prophylaxis, filed a lawsuit against the company alleging that the company materially breached its duties under a cooperation agreement entered into between the parties in 2016, claiming damages in excess of EUR 300 million, alleging loss of profit and lost increase in brand value. Philips disagrees with the allegations and has submitted its statement of defense in June 2024. A first Court hearing took take place in the first half of 2025. The case is now pending further instructions from the court.
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
Philips Group
Related-party transactions in millions of EUR

	2025	2024	2023
Sales of goods and services	146	89	106
Purchases of goods and services	50	50	42
Receivables from related parties	19	25	18
Payables to related parties	-	2	2
Philips founded three Philips Medical Capital (PMC) entities, in the US, France and Germany, in which Philips holds a minority interest. Philips Medical Capital, LLC in the US is the most significant entity. The above table includes sales transactions between Philips and PMC of EUR 146 million in 2025 (2024: EUR 88 million; 2023:
EUR 87 million), under which PMC has leased the equipment to the ultimate customer. In addition, as part of its S&RC operations in the US, PMC funded durable medical equipment (DMEs) providers, through loans and leases. PMC-funded transactions these DMEs entered into with Philips amount to EUR 70 million in 2025 (2024:
EUR 75 million; 2023: EUR 117 million). The associated costs of these funding transactions are borne by the ultimate customer and settled directly with PMC.
On August 14, 2023, it was announced that Exor N.V. acquired a 15% minority stake in Philips shares and entered into a relationship agreement with the company. Pursuant to the relationship agreement with the company, Exor N.V. proposed one member to the Supervisory Board, who was confirmed at the Annual

150
General Meeting of Shareholders on May 7, 2024. From this date, Exor is considered a related party for reporting purposes. For remuneration details of Benoît Ribadeau-Dumas as the Exor nominee see Information on remuneration. Exor has agreed to maintain its shareholding of at least 15% up to 20% for three years from August 13, 2023. Philips did not have other reportable transactions with Exor during the period ended
December 31, 2025.
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
26Share-based compensation

Accounting policies
Philips’ share-based compensation is an equity-settled plan made of restricted and performance shares. The restricted shares are subject to a three-year service condition and the performance shares include both market and non-market-based performance conditions, in addition to a three-year service condition. These shares are awarded to the Executive Committee and senior management.
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
Share-based compensation costs were EUR 148 million (2024: EUR 104 million; 2023: EUR 97 million). This includes the employee stock purchase plan of EUR 6 million, which is not a share-based compensation that affects equity. In the Consolidated statements of changes in equity EUR 141 million is recognized in 2025 and represents the costs of the share-based compensation plans. The amount recognized as an expense is adjusted for forfeitures. USD-denominated performance shares, restricted shares and options are being granted only to employees whose home country is the US.
Performance shares
The performance is measured over a three-year performance period. The performance shares have three performance conditions: relative Total Shareholders’ Return (TSR) compared to a peer group of 20 companies including Philips (2024: 20 companies; 2023: 20 companies); adjusted Earnings Per Share growth** (EPS); and a sustainability criterion. The criterion is based on three Sustainable Development Goals (SDG) as defined by the
United Nations that are included in Philips’ strategy on sustainability. The performance conditions are

151
weighted as follows: TSR 50%, EPS 40% and SDG 10% (applicable for 2021, 2022 and 2023 plans). As of 2024 the performance conditions are weighted as follows: TSR 40%, EPS 40% and SDG 20%.
The performance shares vest three years after the grant date. The number of performance shares that will vest is dependent on achieving the performance conditions provided that the grantee is still employed with the company.
The amount recognized as an expense is adjusted for actual performance of adjusted EPS growth** and the actual realization of the SDGs, since these are non-market performance conditions. It is not adjusted for non-
vesting or extra vesting of performance shares due to a relative TSR performance that differs from the performance anticipated at the grant date, since this is a market-based performance condition.
The fair value of the performance shares is measured based on Monte Carlo simulation, which takes into account dividend payments between the grant date and the vesting date by including reinvested dividends as well as the market conditions expected to impact relative total shareholders’ return performance in relation to selected peers. The following weighted-average assumptions were used for the 2025 grants:
•risk-free rate: 1.82%
•expected share price volatility: 38%
The assumptions were used for these calculations only and do not necessarily represent an indication of management’s expectation of future developments for other purposes. The company has based its volatility assumptions on historical experience measured over a 10-year period.
A summary of the status of the company’s performance share plans as of December 31, 2025, and changes during the year are presented in the accompanying table:
Philips Group
Performance shares

	2025		2024
	Number of shares	Weighted average grant- date fair value	Number of shares	Weighted average grant- date fair value
EUR-denominated
Outstanding as of January 1	6,466,838	24.41	5,392,035	27.22
Granted	1,994,246	21.94	2,265,462	28.94
Notional dividends ¹	269,210	24.63	218,782	24.35
Vested/Issued	(333,321)	20.73	(169,524)	50.30
Forfeited	(336,681)	24.93	(451,052)	25.07
Adjusted quantity ²	(1,801,626)	20.52	(788,865)	50.65
Outstanding as of December 31	6,258,667	24.92	6,466,838	24.41

USD-denominated
Outstanding as of January 1	4,190,628	26.89	3,261,048	29.73
Granted	1,522,255	24.81	1,733,891	31.07
Notional dividends ¹	187,657	27.25	142,892	26.85
Vested/Issued	(166,326)	21.98	(80,151)	61.37
Forfeited	(525,643)	27.08	(489,195)	28.35
Adjusted quantity ²	(942,807)	21.98	(377,857)	61.37
Outstanding as of December 31	4,265,764	27.42	4,190,628	26.89
1Dividend declared in 2025 on outstanding shares.
2Adjusted quantity includes the adjustments made to Performance shares outstanding due to updates on the actual TSR, EPS, and SDG.
As of December 31, 2025, a total of EUR 116 million of unrecognized compensation costs relate to non-vested performance shares (as of December 31, 2024, EUR 128 million; as of December 31, 2023, EUR 102 million).
These costs are expected to be recognized over a weighted-average period of 1.8 years.

152
Restricted shares
The fair value of restricted shares is equal to the share price at grant date. The company issues restricted shares that, in general, have a three-year cliff-vesting period provided that the grantee is still employed with the company.
A summary of the status of the company’s restricted shares as of December 31, 2025, and changes during the year are presented in the accompanying table.
Philips Group
Restricted shares

	2025		2024
	Number of shares	Weighted average grant- date fair value	Number of shares	Weighted average grant- date fair value
EUR-denominated
Outstanding as of January 1	3,523,906	21.17	2,995,252	23.39
Granted	1,146,201	19.38	1,367,380	22.64
Notional dividends ¹	145,617	21.43	52,481	22.57
Vested/Issued	(1,147,752)	21.70	(627,855)	35.10
Forfeited	(244,654)	20.65	(263,352)	21.06
Outstanding as of December 31	3,423,318	20.44	3,523,906	21.17

USD-denominated
Outstanding as of January 1	3,327,230	23.04	2,654,193	26.04
Granted	1,118,263	22.18	1,460,620	24.59
Notional dividends ¹	136,697	22.66	48,774	24.33
Vested/Issued	(1,070,835)	23.24	(582,404)	40.51
Forfeited	(341,996)	22.97	(253,953)	23.43
Outstanding as of December 31	3,169,359	22.66	3,327,230	23.04
1Dividend declared in 2025 on outstanding shares.
As of December 31, 2025, a total of EUR 67 million of unrecognized compensation costs relate to non-vested restricted shares (as of December 31, 2024, EUR 73 million; as of December 31, 2023, EUR 63 million). These costs are expected to be recognized over a weighted-average period of 1.8 years.
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
The accompanying tables summarize information about the company’s options as of December 31, 2025, and changes during the year.
Philips Group
Options on EUR-denominated listed share

	2025		2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding as of January 1	3,396,539	22.16	3,660,000	22.16
Exercised	(378,515)	22.16	(3,793)	22.16
Forfeited	(11,548)	22.16	(259,668)	22.16
Expired	(39,983)	22.16	-	-
Outstanding as of December 31	2,966,493	22.16	3,396,539	22.16
The total intrinsic value of EUR-denominated options exercised during 2025 was EUR 0.8 million (2024: EUR 15 thousand). Cash received during 2025 from exercises under the company’s options plans amounted to EUR 8.4 million (2024: EUR 84 thousand). As of December 31, 2025, there were 2,966,493 options outstanding and exercisable (as of December 31, 2024, 3,396,539 options outstanding and 39,983 exercisable) with a weighted average remaining contractual term of 6.7 years (as of December 31, 2024, 8.1 years for outstanding options and 0.4 years for exercisable options) and total intrinsic value of EUR 3.2 million (as of December 31, 2024 EUR
7.6 million for outstanding options and EUR 90 thousand for exercisable options).

153
Philips Group
Options on USD-denominated listed share

	2025		2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding as of January 1	1,637,764	24.42	1,929,000	24.42
Exercised	(201,873)	24.42	-	-
Forfeited	(54,248)	24.42	(291,236)	24.42
Outstanding as of December 31	1,381,643	24.42	1,637,764	24.42
The total intrinsic value of USD-denominated options exercised during 2025 was USD 0.5 million (2024: USD nil). Cash received during 2025 from exercises under the company’s options plans amounted to EUR 4.4 million
(2024: EUR nil). The actual tax deductions realized as a result of USD option exercises totaled approximately
EUR 1.0 million in 2025 (2024: nil). As of December 31, 2025, there were 1,381,643 options outstanding and exercisable (as of December 31, 2024, 1,637,764 options outstanding and nil exercisable) with a weighted average remaining contractual term of 5.8 years (as of December 31, 2024, 8.0 years for outstanding options and 0 years for exercisable options) and total intrinsic value of USD 3.7 million (as of December 31, 2024, USD
1.5 million for outstanding options and USD nil for exercisable options).
Philips Group
Outstanding options in millions of EUR unless otherwise stated

	2025			2024
	Number of options	Intrinsic value	Weighted average remaining contractual term in years	Number of options	Intrinsic value	Weighted average remaining contractual term in years
EUR-denominated
20-25	2,966,493	3	6.7	3,396,539	8	8.1
Outstanding options	2,966,493	3	6.7	3,396,539	8	8.1

USD-denominated
20-25	1,381,643	4	5.8	1,637,764	1	8.0
Outstanding options	1,381,643	4	5.8	1,637,764	1	8.0
*Executive Committee members can receive restricted share rights as a sign-on LTI awards upon hiring.
**The definition of this non-IFRS measure and a reconciliation to the IFRS measure is included in Equity.
27Information on remuneration
Remuneration of the Executive Committee
In 2025, the total remuneration costs relating to the Executive Committee (consisting of 14 members throughout the year, including the members of the Board of Management) amounted to EUR 42 million
(2024: EUR 32 million; 2023: EUR 33 million) and consisted of the elements in the following table.
Philips Group
Remuneration costs of the Executive Committee 1 in EUR

	2025	2024	2023
Base salary/Base compensation	9,734,874	9,362,765	8,729,458
Annual incentive ²	8,639,381	5,292,388	11,405,130
Performance shares ³	21,180,588	12,673,614	7,272,815
Stock options	42,805	90,503	13,358
Restricted share rights ³	266,414	999,374	1,907,511
Pension allowances ⁴	1,246,863	1,197,695	1,346,937
Pension scheme costs	226,177	269,092	260,554
Other compensation ⁵	1,050,399	2,136,668	1,900,224
Total	42,387,499	32,022,099	32,835,987
1The Executive Committee consisted of 14 members as per December 31, 2025 (2024: 13 members; 2023: 13 members)
2The annual incentives are related to the performance in the year reported which are paid out in the subsequent year.
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
Remuneration of the Board of Management
In 2025, the total remuneration costs relating to the members of the Board of Management amounted to EUR
13 million (2024: EUR 10 million; 2023: EUR 10 million).
Remuneration of the Supervisory Board
The remuneration of the members of the Supervisory Board amounted to EUR 1.8 million (2024: EUR 1.7 million; 2023: EUR 1.5 million). Former members received no remuneration. The members of the Supervisory

154
Board do not receive any share-based remuneration. Therefore, as of December 31, 2025, the members of the
Supervisory Board held no stock options, performance shares or restricted shares.
Supervisory Board members’ and Board of Management members’ interests in Philips shares
Members of the Supervisory Board and of the Board of Management are prohibited from writing call and put options or similar derivatives of Philips securities.
Philips Group
Shares held by Board members 1 2 in number of shares

	December 31, 2025	December 31, 2024
R.W.O. Jakobs	147,397	134,298
M.J. van Ginneken	147,126	137,753
P.A. Stoffels	19,143	18,366
S.J. Poonen	11,899	3,240
I.K. Nooyi	3,489	3,348
D. Pyott	Retired	20,526
S.K. Chua	2,251	2,160
F. Sijbesma	25,854	25,854
A.M. Harrison	1,688	1,620
P. Löscher	23,345	22,398
1Reference date for board membership is December 31, 2025
2The total shares held by the members of the Board of Management is less than 1% of the company's issued share capital.
28Fair value of financial assets and liabilities

Accounting policies
Fair value hierarchy
For financial reporting purposes, financial instruments are categorized into Level 1, 2 or 3, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are as follows:
•Level 1: inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets that the company can access at the measurement date
•Level 2: all significant inputs (other than quoted prices included within Level 1) are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)
•Level 3: one or more of the significant inputs are not based on observable market data, such as third-party pricing information without adjustments, for the asset or liability
Transfers between Level 1, Level 2, and Level 3 of the fair value hierarchy are recognized at the end of the reporting period in which the change occurred. Transfers are made when there is a change in the observability of inputs, such as:
•Into Level 1: When quoted prices in active markets become available.
•Out of Level 1: When quoted prices are no longer available or markets become inactive.
•Into or out of Level 3: When significant inputs become observable or unobservable.
There were no transfers between levels during the years ended December 31, 2025, and December 31, 2024.
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

155
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
For financial instruments measured at Level 3, where quoted market prices are not available, Philips applies valuation techniques such as discounted cash flow (DCF) models and market multiple approaches. These valuation techniques reflect current market conditions at the reporting date and incorporate the best available data. Significant unobservable inputs used in these valuations may include assumptions regarding revenue growth, discount rates, credit risk adjustments, capture rates, forward prices, earnings multiples, and liquidity discounts.
Contingent consideration represents the fair value of expected payments to former shareholders of an acquired company, conditional upon the occurrence of specified future events or the fulfillment of certain conditions – such as achieving regulatory or commercial milestones. The terms of each acquisition agreement define these milestones, which may trigger additional payments if met. The fair value of contingent consideration is generally determined using a probability-weighted and risk-adjusted approach to estimate the likelihood of achieving future milestones. For commercial milestones, the discount rates applied in the risk-adjusted approach reflect the inherent risks associated with their achievement, while both regulatory and commercial milestones are discounted for the time value of money at risk-free rates. Contingent consideration can fluctuate significantly, driven by changes in the estimated probability of milestone achievement and adjustments to discount rates. Changes in the fair value of the contingent consideration liability are recognized in other business income (expenses). The measurement of fair value is based on management’s estimates and assumptions, and accordingly classified as Level 3 in the fair value hierarchy.

The accompanying table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not carried at fair value is not included if the carrying amount is a reasonable approximation of fair value. For cash and cash equivalents, loans and receivables, accounts payable, interest accrual and debt
(excluding bonds and leases), the carrying amounts approximate fair value because of the nature of these instruments (including maturity and interest conditions) and therefore estimated fair value information is not included.

156
Philips Group
Fair value of financial assets and liabilities in millions of EUR

as of December 31,	2025					2024
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3	Carrying amount	Estimated fair value
Financial assets
Carried at fair value:
Debt instruments	302	302			302	231	231
Equity instruments	2	2			2	3	3
Other financial assets	76	76		53	23	54	54
Financial assets carried at FVTP&L	380	380		53	328	288	288
Debt instruments	8	8		8		21	21
Equity instruments	213	213	2		212	222	222
Current financial assets	-	-			-	2	2
Receivables - current	13	13		13		-	-
Receivables - non-current	17	17		17
Financial assets carried at FVTOCI	252	252	2	38	212	244	244
Derivative financial instruments	99	99		82	17	77	77
Financial assets carried at fair value	731	731	2	173	556	609	609
Carried at (amortized) cost:
Cash and cash equivalents	2,794					2,401
Loans and receivables:
Other non-current loans and receivables	103					102
Receivables - current	3,517					3,672
Receivables - non-current	193					208
Financial assets carried at (amortized) cost	6,607					6,382
Total financial assets	7,338					6,992

Financial liabilities
Carried at fair value:
Contingent consideration	(111)	(111)			(111)	(113)	(113)
Financial liabilities carried at FVTP&L	(111)	(111)			(111)	(113)	(113)
Derivative financial instruments	(39)	(39)		(39)		(63)	(63)
Financial liabilities carried at fair value	(149)	(149)		(39)	(111)	(176)	(176)
Carried at (amortized) cost:
Accounts payable	(1,927)					(1,830)
Interest accrual	(95)					(83)
Debt (Corporate bonds and leases)	(7,757)	(7,818)	(6,854)	(963)		(7,397)	(7,363)
Debt (excluding corporate bonds and leases)	(327)					(241)
Financial liabilities carried at (amortized) cost	(10,107)					(9,551)
Total financial liabilities	(10,257)					(9,728)

157
The accompanying table shows the reconciliation from the beginning balance to the end balance for Level 3 fair value measurements.
Philips Group
Reconciliation of Level 3 fair value measurements in millions of EUR

	2025		2024
	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance as of January 1	460	113	503	115
Acquisitions
Purchase	127		86
Sales	(44)		(48)
Utilizations		(1)		(9)
Recognized in profit and loss:
other business income		3		2
financial income and expenses ¹	(17)	1	(23)	3
Recognized in other comprehensive income ²	(43)	(5)	(8)	3
Receivables held to collect and sell			(32)
Reclassification	74		(18)	-
Balance as of December 31	556	111	460	113
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
•The right applies on a bilateral basis.
Philips Group
Financial assets subject to offsetting, enforceable master netting arrangements or similar agreements in millions of EUR

	2025	2024
Derivatives
Gross amounts of recognized financial assets	82	72
Gross amounts of recognized financial liabilities offset in the balance sheet
Net amounts of financial assets presented in the balance sheet	82	72

Related amounts not offset in the balance sheet
Financial instruments	(32)	(45)
Net amount	51	27
Philips Group
Financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements in millions of EUR

	2025	2024
Derivatives
Gross amounts of recognized financial liabilities	(39)	(63)
Gross amounts of recognized financial assets offset in the balance sheet
Net amounts of financial liabilities presented in the balance sheet	(39)	(63)

Related amounts not offset in the balance sheet
Financial instruments	32	45
Net amount	(7)	(18)

158
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
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in the Consolidated statements of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps hedging fixed-rate borrowings is recognized in the Consolidated statements of income, together with changes in the fair value of the hedged fixed-rate borrowings attributable to interest rate risk. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest rate method is used is amortized to profit or loss over the period to maturity using a recalculated effective interest rate.
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
The rating of the company’s debt by major rating agencies may improve or deteriorate. As a result, Philips’
future borrowing capacity may be influenced and its financing costs may fluctuate. Philips has various sources to mitigate the liquidity risk for the group. As of December 31, 2025, Philips had EUR 2,794 million in cash and cash equivalents (2024: EUR 2,401 million), which includes short-term deposits of EUR 2,086 million (2024: EUR
1,946 million). Cash and cash equivalents include all cash balances, money market funds and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. Philips pools cash from subsidiaries to the extent legally and economically feasible; cash not pooled remains available for the company’s operational or investment needs.
Philips faces cross-border foreign exchange controls and/or other legal restrictions in a few countries that could limit its ability to make these balances available on short notice for general use by the group.

159
Philips has a USD 2.5 billion Commercial Paper Program and a EUR 1 billion committed standby revolving credit facility that can be used for general group purposes. As of December 31, 2025, Philips did not have any loans outstanding under either facility. These facilities do not have a material adverse change clause, have no financial covenants and have no credit-rating-related acceleration possibilities.
Philips established a Euro Medium-Term Note (EMTN) program, a framework that facilitates the issuance of notes for a total amount up to EUR 10 billion. In 2025, Philips issued two new tranches under the program for a total of EUR 1 billion fixed rate notes due 2030 and 2035 for general corporate purposes, including the refinancing of the 2026 EUR and USD bonds, and tendered on outstanding 2026, 2027, 2028 and 2029 EUR bonds. As of December 31, 2025, Philips has EUR 4.6 billion (2024: EUR 3.7 billion) fixed rates notes outstanding under the EMTN program. For a description of Philips’ credit facilities, refer to Debt.
In addition to cash and cash equivalents, as of December 31, 2025, Philips also held EUR 2 million (2024: EUR 4 million) of listed (level 1) equity investments at fair value (classified as other non-current financial assets).
The accompanying table presents a summary of the Group’s fixed contractual cash obligations and commitments as of December 31, 2025. These amounts are an estimate of future payments which could change as a result of various factors such as a change in interest rates, foreign exchange, and contractual provisions, as well as changes in business strategy and needs. Therefore, the actual payments made in future periods may vary from those presented.
Philips Group
Contractual cash obligations 1 2 in millions of EUR

	2025
		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt	7,086		1,630	1,806	3,650
Short-term debt	1,174	1,174
Interest on debt	1,765	216	402	361	786
Derivative liabilities	36	35	1	-	-
Purchase obligations ³	1,189	293	390	306	200
Trade and other payables	1,927	1,927
Contractual cash obligations	13,177	3,645	2,423	2,473	4,636
Philips Group
Contractual cash obligations 1 2 in millions of EUR

	2024
		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt	7,168		2,006	1,338	3,824
Short-term debt	525	525
Interest on debt	1,792	197	368	325	902
Derivative liabilities	72	64	8	-	-
Purchase obligations ³	1,161	300	307	210	344
Trade and other payables	1,830	1,830
Contractual cash obligations	12,548	2,916	2,689	1,873	5,070
1Amounts in this table are undiscounted
2This table excludes post-employment benefit plan contribution commitments, contingent consideration and income tax liabilities in respect of tax risks because it is not possible to make a reasonably reliable estimate of the actual period of cash settlement.
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
Philips has contracts with investment funds where it committed itself to make, under certain conditions, capital contributions to these funds of an aggregated remaining amount of EUR 112 million (2024: EUR 130 million). As of December 31, 2025, capital contributions already made to these investment funds are recorded as non-current financial assets.
Philips offers voluntary supply chain finance programs for certain US dollar, euro, Swedish krona and Brazilian real third parties which provide participating suppliers the opportunity to factor their trade receivables at the sole discretion of both the suppliers and the third parties. Philips continues to recognize these liabilities as trade payables and settles them accordingly on the invoice maturity date based on the terms and conditions of those arrangements. As of December 31, 2025, approximately EUR 117 million (2024: EUR 97 million) of the
Philips account payable were transferred under these arrangements.
Philips Group
Carrying amount of financial liabilities 1 in millions of EUR

	2025	2024
Presented in accounts payables:	117	97
- of which suppliers have received payment from finance provider	99	85

160
Philips Group
Range of payment due dates

	2025	2024
Liabilities that are part of the arrangements	60-135 days	30-135 days
Comparable trade payables that are not part of the arrangements	0-140 days	0-135 days
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
•translation exposure of foreign-currency intercompany and external debt and deposits
•translation exposure of net income in foreign entities
•translation exposure of foreign-currency-denominated equity invested in consolidated companies
•translation exposure to equity interests in non-functional-currency investments in associates and other non-
current financial assets
It is Philips’ policy to reduce the potential year-on-year volatility caused by foreign-currency movements on its net earnings by hedging the anticipated net exposure of foreign currencies resulting from foreign-currency sales and purchases. In general, net anticipated exposures for the Group are hedged during a period of 15 months in layers of 8% up to a maximum hedge ratio based on an FX VaR Efficient Frontier. The FX VaR
Efficient Frontier model determines the target hedge ratios per currency quantifying the VaR reduction in relation to the cost associated with hedging. Philips’ policy requires significant committed foreign currency exposures to be fully hedged, generally using forwards. However, not every foreign currency can or shall be hedged as there may be regulatory barriers or prohibitive hedging cost preventing Philips from effectively and/or efficiently hedging its currency exposures. As a result, hedging activities cannot and will not eliminate all currency risks for anticipated and committed transaction exposures.
The accompanying table outlines the estimated nominal value in millions of EUR for committed and anticipated transaction exposure and related hedges for Philips’ most significant currency exposures consolidated as of December 31, 2025.
Philips Group
Estimated transaction exposure and related hedges in millions of EUR

	Sales/Receivables		Purchases/Payable
	Exposure	Hedges	Exposure	Hedges
Balance as of December 31, 2025
Exposure currency
USD	1,814	(1,526)	(1,127)	1,023
JPY	600	(354)	(6)	6
GBP	259	(173)	(10)	10
CNY	304	(267)	(177)	177
PLN	53	(32)	(2)	2
CAD	260	(159)
AUD	160	(98)
CHF	154	(105)	(1)	1
KRW	143	(85)
ILS	5	(3)	(206)	128
EUR	187	(186)	(178)	178
Others	165	(112)	(70)	37
Total 2025	4,104	(3,100)	(1,777)	1,562
Total 2024	4,420	(3,188)	(1,743)	1,543
Philips uses foreign exchange spot and forward contracts, as well as zero cost collars in hedging the exposure.
The derivatives related to transactions are, for hedge accounting purposes, split into hedges of on-balance-
sheet accounts receivable/payable and forecasted sales and purchases. Changes in the value of on-balance-
sheet foreign-currency accounts receivable/payable, as well as the changes in the fair value of the hedges related to these exposures, are reported in the income statement under costs of sales. Hedges related to forecasted transactions, where hedge accounting is applied, are accounted for as cash flow hedges. The results from such hedges are deferred in other comprehensive income within equity to the extent that the hedge is effective.

161
As of December 31, 2025, a gain of EUR 33 million was deferred in equity as a result of these hedges (2024:
EUR 1 million gain). The result deferred in equity will be released to earnings mostly during 2026 at the time when the related hedged transactions affect the income statement. During 2025, EUR 0.5 million (2024: nil)
was recorded in the consolidated statement of income as a result of ineffectiveness on certain anticipated cash flow hedges. Ineffectiveness arises when anticipated exposures are no longer expected to be highly probable. During 2025, a gain of EUR 29 million (2024: EUR 29 million gain) included in the cash flow hedges reserve in equity pertaining to changes in fair value of foreign exchange forward and option contracts was released to the income statement.
The total net fair value of hedges related to transaction exposure as of December 31, 2025, was an unrealized gain of EUR 47 million. The estimated impact of a 10% increase of value of the EUR is estimated to be EUR
104 million. The accompanying table contains an overview of the instantaneous 10% increase in the value of
EUR against major currencies.
Philips Group
Estimated impact of 10% increase of value of the EUR on the fair value of hedges in millions of EUR

	2025	2024
USD	59	63
JPY	19	13
GBP	10	13
CHF	10	7
The EUR 104 million increase includes a gain of EUR 48 million that would impact the income statement, which would largely offset the opposite revaluation effect on the underlying accounts receivable and payable, and the remaining gain of EUR 55 million would be recognized in equity to the extent that the cash flow hedges were effective.
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
Translation exposure of foreign-currency equity invested in consolidated entities is generally not hedged. If a hedge is entered into, it is accounted for as a net investment hedge. Net current-period change, before tax, of the currency translation reserve of negative EUR 1,641 million mainly relates to the development of the USD versus the EUR. As of December 31, 2025, a weakening of USD by 10% versus the EUR would result in a decrease in the currency translation reserve in equity of approximately EUR 1,012 million, while a strengthening of USD by 10% versus the EUR would result in an increase in the currency translation reserve in equity of approximately EUR 1,236 million. Refer to the country risk section for countries with significant foreign currency denominated equity invested.
As of December 31, 2025, external bond funding for a book value of USD 1,331 million (EUR 1,135 million)
was designated as a net investment hedge of financing investments in foreign operations for an equal amount (2024: USD 1,466 million (EUR 1,408 million)). During 2025, a gain of EUR 151 million was recognized in currency translation differences within the consolidated statements of comprehensive income (2024: loss of
EUR 82 million). During 2025, no ineffectiveness was recognized in the income statement on net investment hedges arising from counterparty and own credit risk (2024: no ineffectiveness).
As of December 31, 2025, an instantaneous 10% increase in the value of the EUR against all currencies would lead to an decrease of EUR 26 million in the value of the derivatives, including a EUR 1 million increase related to the US dollar (2024: EUR 106 million, including a EUR 50 million decrease related to the US dollar).
Generally Philips does not hedge the foreign exchange exposure arising from equity interests in non-
functional-currency investments in associates and other non-current financial assets.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As of December 31, 2025, Philips had outstanding debt of EUR
8,084 million (2024: EUR 7,639 million), which constitutes an inherent interest rate risk with potential negative impact on financial results. As of December 31, 2025, Philips held EUR 2,794 million in cash and cash equivalents (2024: EUR 2,401 million), and had total long-term debt of EUR 6,934 million (2024: EUR 7,113 million) and total short-term debt of EUR 1,151 million (2024: EUR 526 million). As of December 31, 2025,
Philips had a ratio of fixed-rate long-term debt to total outstanding debt of approximately 86% compared to
93% one year earlier. Philips debt has a long maturity profile with an average tenor of long-term debt of 5.4 years with maturities up to 2042.
Philips targets an efficient balance between cost and debt and volatility in interest expenses through the fixed/floating ratio. In optimizing the fixed/floating ratio, interest-rate swaps may be used to hedge (part of)
Philips’ fixed-rate debt.

162
As of December 31, 2025, Philips had interest rate swaps for a total notional amount of EUR 250 million
(2024: EUR 0 million) whereby Philips receives a fixed rate of 3.25% and pays EURIBOR 6M plus a weighted-
average spread of 1.04%. The swaps are maturing on May 23, 2030 and are used to hedge the exposure to changes in the fair value of part of Philips’ fixed-rate debt. The fixed-rate debt and swaps have been designated in fair value hedge relationships. There is an economic relationship between the hedged item and the hedging instruments as the terms of the swaps match the terms of the debt. Philips has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the interest rate swaps is identical to the hedged risk component. Hedge effectiveness is tested qualitatively and ineffectiveness is measured and booked every reporting period.
The impact of the hedged item (included in long-term debt) and the hedging instruments (included in other non-current liabilities) on the consolidated balance sheet is:
Philips Group
Carrying amount and fair value adjustments of fair value hedge relationships in millions of EUR

	2025
	Carrying amount/ Notional amount	Accumulated fair value adjustments/Carrying amount	Change in fair value used for measuring ineffectiveness for the period
Fixed-rate long-term debt	(245)	4	4
Interest rate swaps	250	(4)	(4)
Hedge ineffectiveness primarily arises from differences in curve discounting and timing of swap resets between the hedged item and hedging instrument as well as changes in credit valuation adjustment (CVA)
and debit valuation adjustment (DVA) on the hedging instrument. The ineffectiveness recognized in financial income and expenses in the consolidated statement of income was immaterial for 2025.
The following table provides the impact of a 1% increase/decrease of interest rates on the fair value of the debt and the annualized net interest expenses.
Philips Group
Interest rate sensitivity in millions of EUR

	2025	2024
Impact 1% interest rate increase on annualized net interest expense ¹	27	23
1The impact is based on the outstanding net floating-rate position as of December 31, 2025.
Equity price risk
Equity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in equity prices.
Philips is a shareholder in some publicly listed companies and as a result is exposed to potential financial loss through movements in their share prices. The aggregate equity price exposure in such financial assets amounted to approximately EUR 2 million as of December 31, 2025 (2024: EUR 4 million). Philips does not hold derivatives in the above-mentioned listed companies. Philips also has shareholdings in several privately-owned companies amounting to EUR 214 million (2024: EUR 220 million) mainly consisting of minority stakes in companies in various industries. As a result, Philips is exposed to potential value adjustments.
Commodity price risk
Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices.
Philips is a purchaser of certain base metals, precious metals and energy. Philips may hedge certain commodity price risks using derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity price volatility. As of December 31, 2025, Philips had financial commodity derivatives outstanding to the value of EUR 17 million (2024: 6 million).
Credit risk
Credit risk represents the loss that would be recognized at the reporting date, if counterparties failed completely to perform their payment obligations as contracted. Credit risk is present within Philips trade receivables, contract assets and customer financing. To have better insights into the credit exposures, Philips performs ongoing evaluations of the financial and non-financial condition of its customers and adjusts credit limits when appropriate. In instances where the creditworthiness of a customer is determined not to be sufficient to grant the credit limit required, there are a number of mitigation tools that can be utilized to close the gap, including reducing payment terms, cash on delivery, pre-payments and pledges on assets.
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

163
The accompanying table shows the number of financial institutions with credit rating A- and above with which Philips has cash at hand and short-term deposits above EUR 10 million as of December 31, 2025.
Philips Group
Credit risk with number of counterparties for deposits above EUR 10 million

	10-100 million	100-500 million	500 million and above
AAA rated bank counterparties		2
AA- rated bank counterparties	1	1
A+ rated bank counterparties	2	3
A rated bank counterparties	2	2
A- rated bank counterparties		2
Total	5	10
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
As of December 31, 2025, the company had country risk exposure of EUR 12 billion in the US, EUR 1.6 billion in the Netherlands, EUR 769 million in China (including Hong Kong). Other countries higher than EUR 500 million are the United Kingdom at EUR 732 million, Germany at EUR 627 million, France at EUR 537 million and Japan at EUR 532 million. Other countries with significant exposure are: Singapore at EUR 204 million and
India at EUR 238 million. The degree of risk of a country is taken into account when new investments are considered. The company does not, however, use financial derivative instruments to hedge country risk.
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
For all policies, deductibles are in place, which vary from EUR 0.01 million to EUR 10 million per occurrence, and this variance is designed to differentiate between the existing risk categories within Philips. Above a first layer of working deductibles, Philips utilizes a re-insurance captive as part of its overall risk financing structure, through which a portion of selected risks is retained, with excess coverage obtained from external insurers.
New insurance contracts were signed effective December 31, 2025, for the coming year.
30Subsequent events
On January 15, 2026, Philips completed the acquisition of SpectraWAVE, Inc., a US-based innovator in
Enhanced Vascular Imaging (EVI) of coronary arteries, angiography-based physiology assessments, and the use of AI in medical imaging. The acquisition forms part of Philips’ Diagnosis & Treatment segment and complements its intravascular imaging and physiology portfolio. The purchase price involved an upfront amount of USD 265 million, which was paid from available cash on hand, and contingent consideration. Due to the recent closing date, additional IFRS disclosures cannot be made until the initial accounting for the business combination has been completed.

164
Further information

165
Other Corporate governance
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
The object of the Foundation is to represent the interests of Royal
Philips, the enterprises maintained by the company and its affiliated companies within the company’s group, in such a way that the interests of the company, these enterprises and all parties involved with them are safeguarded as effectively as possible, and that they are afforded maximum protection against influences which, in conflict with those interests, may undermine the autonomy and identity of Philips and those enterprises, and also to do anything related to the above ends or conducive to them. The Foundation's objectives include the protection of Philips against (an attempt at) an unsolicited takeover or other attempt to exert (de facto) control of the company. The arrangement will allow Philips to determine its position in relation to the relevant third party (or parties) and its (their) plans, to seek alternatives and to defend the company’s interests and those of its stakeholders.
The mere notification that the Foundation exercises its right to acquire preference shares will result in such shares being effectively issued. The
Foundation may exercise this right for as many preference shares as there are common shares in the company outstanding at that time. No preference shares have been issued as of December 31, 2025.
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
substantial holding of 4.00% and 5.00% of the voting rights (December
16, 2025); T. Rowe Price Group, Inc.: substantial holding of 3.05% and
3.04% of the voting rights (October 29, 2024).
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

166
21, 2024, they jointly beneficially owned 17.51% (163,717,857 shares)
of the company’s common shares.
On March 18, 2025, Exor N.V. and Giovanni Agnelli B.V. jointly filed a
Schedule 13D/A with the SEC indicating that, as of March 15, 2025, they jointly beneficially owned 18.7% (172,779,520 shares) of the company’s common shares. On April 29, 2025, BlackRock, Inc. filed a Schedule
13G/A with the SEC indicating that, as of March 31, 2025, it beneficially owned 4.4% (41,234,628 shares) of the company’s common shares.
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
The majority of the shares in Royal Philips are held through the system maintained by the Dutch Central Securities Depository (Euroclear
Nederland). In the past, Philips has also issued (physical) bearer share certificates ('Share Certificates'). A limited number of Share Certificates have never been surrendered. As a result of Dutch legislation that became effective in July 2019, the relevant shares were registered in the name of Royal Philips by operation of law per January 1, 2021. As per January 2, 2026, the remaining entitlements attached to the Share
Certificates not surrendered, expired by operation of law. Philips intends to use the relevant 1,017 shares to cover certain of its obligations arising from its Long-Term Incentive plans. For more information, please contact the Investor Relations department by email, investor.relations@philips.com, or telephone, +31-20-59 77222.
The statutory seat of the company is Eindhoven, the Netherlands, and the statutory list of all subsidiaries and affiliated companies, prepared in accordance with the relevant legal requirements (Dutch Civil Code,
Book 2, articles 379 and 414), forms part of the notes to the financial statements and is deposited at the office of the Commercial Register in
Eindhoven, the Netherlands (file no. 17001910). The executive offices of the company are located at the Philips Center, Prinses Irenestraat 59,
1077 WV Amsterdam, the Netherlands, telephone +31-20-59 77777.
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
Share capital
On December 31, 2025, the issued share capital amounted to EUR
192,584,026.40 divided into 962,920,132 common shares and no
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
Dividends
A dividend will first be declared on preference shares out of net income. The Board of Management has the power to determine what portion of the net income shall be retained by way of reserve, subject to the approval of the Supervisory Board. The remainder of the net income, after reservations made, shall be available for distribution to holders of common shares subject to shareholder approval after year-
end.
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
As per the date of the Annual General Meeting of Shareholders, the
Board of Management has been granted the power to restrict or exclude the preferential right of subscription, for a period of 18 months. If the Board of Management has not been designated, the
General Meeting of Shareholders has the power to restrict or exclude such rights, upon the proposal of the Board of Management, which proposal must be approved by the Supervisory Board. Resolutions by the General Meeting of Shareholders referred to in this paragraph require approval of at least two-thirds of the votes cast if less than half of the issued share capital is represented at the meeting.
The foregoing provisions also apply to the issuance of rights to subscribe for shares.
General Meeting of Shareholders
The Annual General Meeting of Shareholders shall be held each year not later than June 30 and, at the Board of Management’s option, in
Eindhoven, Amsterdam, The Hague, Rotterdam, Utrecht or
Haarlemmermeer (including Schiphol airport); the notice convening the meeting shall inform the shareholders accordingly. Without prejudice to applicable laws and regulations, the Board of Management may

167
resolve to give notice to holders of its shares, listed and traded on a stock exchange, via the company’s website and/or by other electronic means representing a public announcement, which announcement remains directly and permanently accessible until the General Meeting of Shareholders. Holders of registered shares shall be notified by letter, unless the Board of Management resolves to give notice to holders of registered shares by electronic means of communication by sending a legible and reproducible message to the address indicated by the shareholder to the company for such purpose provided the relevant shareholder has agreed hereto.
In principle, all shareholders are entitled to attend a General Meeting of Shareholders, to address the meeting and to vote, except for shares held in treasury by the company. They may exercise the
aforementioned rights at a meeting only for the common shares which on the record date are registered in their name. The record date is published in the above announcement and is, pursuant to Dutch law, set as the 28th day prior to the day of the relevant meeting. Holders of registered shares must advise the company in writing of their intention to attend the General Meeting of Shareholders. Holders of shares listed and traded via a stock exchange who either in person or by proxy wish to attend the General Meeting of Shareholders should notify ABN
AMRO Bank N.V., which is acting as agent for the company. They must submit a confirmation by a participating institution, in which administration they are registered as holders of the shares, that such shares are registered and will remain registered in its administration up to and including the record date, whereupon the holder will receive an admission ticket for the General Meeting of Shareholders. Holders of shares who wish to attend by proxy have to submit the proxy at the same time. A participating institution is a bank or broker which, according to the Dutch Securities Depository Act (Wet giraal effectenverkeer), is an intermediary (intermediair) of the Dutch Central
Securities Depository (Euroclear Nederland).
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
A resolution to amend the articles of association (or to dissolve the
Company) requires the approval of the Supervisory Board and can only be adopted by a shareholders’ vote of at least three-fourths of the votes cast at a General Meeting of Shareholders where more than half of the issued share capital is represented. If at such a meeting the quorum is not met, a further meeting shall be convened, to be held within eight weeks of the first meeting, at which no quorum will apply.
If a proposal to amend the articles of association (or to dissolve the
Company) is submitted to the General Meeting of Shareholders by the
Board of Management, only a simple majority vote is required and no quorum applies.
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
Dutch corporate governance code
The company is a company organized under Dutch law, with its common shares listed on Euronext Amsterdam, and is subject to the
Dutch Corporate Governance Code of March 20, 2025 (the Dutch
Corporate Governance Code). Philips’ New York Registry Shares,
representing common shares of the company, are listed on the NYSE.
Board structure
The NYSE listing standards prescribe regularly scheduled executive sessions of non-executive directors. The company has a two-tier corporate structure: a Board of Management consisting of executive directors under the supervision of a Supervisory Board consisting exclusively of non-executive directors. Members of the Board of
Management and other officers and employees cannot simultaneously act as member of the Supervisory Board. The Supervisory Board must approve specified decisions of the Board of Management.
Independence of members of our Supervisory Board
The Dutch Corporate Governance Code sets forth certain best practices limiting the number of non-independent members of the Supervisory
Board and its committees. The Supervisory Board considers all its members to be independent under the Dutch Corporate Governance
Code, except for Mr Ribadeau-Dumas, to whom the independence exception of best practice provision 2.1.7(iii) of the Dutch Corporate
Governance Code is deemed to apply. The definitions of independence under the Dutch Corporate Governance Code, however, differ in their

168
details from the definitions of independence under the NYSE listing standards. In some cases the Dutch requirements are stricter than the
NYSE listing standards, and in other cases the NYSE listing standards are the stricter of the two. The members of the Audit Committee of the
Supervisory Board are also independent under the NYSE listing standards.
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
Fees and charges payable by a holder of New York Registry Shares
Deutsche Bank Trust Company Americas (‘Deutsche Bank’), as the US
registrar, transfer, dividend disbursement and shareholder servicing agent (‘Agent’) under Philips’ New York Registry Share program (the
‘Program’), collects fees for the issuance, cancellation and/or transfer of
New York Registry Shares directly from investors depositing ordinary shares or surrendering New York Registry Shares for the purpose of withdrawal or from intermediaries acting for them. The Agent collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees.
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

169
The Agent has reimbursed USD 482,077 directly to Philips in the year ended December 31, 2025. The Agent paid a total amount of USD
189,765 directly to third parties in the year ended December 31, 2025.
Category of expense paid directly to third parties in USD

Amount in the year ended December 31, 2025
Reimbursement of Proxy Process Expenses	63,174
Reimbursement of DTC lists	600
Reimbursement of Scrip Dividend Expenses	14,750
NYSE Listing Fee	111,241
Expense paid directly to third parties	189,765
Under certain circumstances, including removal of the Agent or termination of the Program by Philips, Philips is required to repay the
Agent certain amounts reimbursed and/or expenses paid to or on behalf of Philips.

170
Risk factors
Philips believes the risks set out below are the material risks affecting
Philips and its securities. These risk factors may not, however, include all the risks that ultimately may affect Philips. Some risks not yet known to
Philips, or currently believed not to be material, may ultimately have a major impact on Philips’ business, revenue, income, assets, liquidity, capital resources, reputation and/or ability to achieve its business and
ESG objectives. Please note that this section is not intended to describe risks that have materialized, as these are addressed in other sections and referenced where relevant. Philips defines risks in four main categories: Strategic, Operational, Financial and reporting, and
Compliance. Philips presents the risk factors within each category in order of the current view of their expected significance. Compared to the previous year, we have further prioritized risk factors relating to geopolitics and macro-economics, and to AI. We have continued high prioritization of risk factors related to patient safety and quality, supply chain, and the simplification of how we work. Although still relevant, we have de-emphasized risk factors related to global inflation. This does not mean that a lower-listed risk factor may not have a material and adverse impact on Philips’ business, revenue, income, assets, liquidity, capital resources, reputation, and/or ability to achieve its business and ESG objectives. Furthermore, other risk factors not listed below may ultimately prove to have more significant adverse
consequences than the listed risk factors.
We aim to manage risk within our risk appetite. Pursuing strategic opportunities within the dynamics of the health technology industry typically requires a higher appetite towards the corresponding strategic risks. We may accept considerable strategic risks in a responsible way given the necessity to invest in research and development and to manage the portfolio of businesses to ensure we continually revitalize our offerings. For selected options with very high strategic impact, we may occasionally take a risk-seeking approach subject to careful evaluation. Toward operational risks, we overall take a prudent-to-
balanced approach, aiming to optimize productivity and minimize downside risks considering the need for efficient execution, reliable and secure IT systems and continuity of the delivery of our products, services and sustainability commitments. Where operational risks may impact the quality of our products and services and the safety of patients, we take an averse approach. Regarding financial and reporting risks, we adopt a prudent-to-balanced approach aiming at the financial sustainability of the company, investor commitment and stakeholder trust. We manage these risks with the intention of retaining our current strong investment-grade credit rating. As Philips is committed to act with integrity always, we take an averse-to-prudent approach to any risk that would result in breach of compliance with our General Business Principles and mandatory laws and regulations.
Strategic risks
Philips’ global operations are exposed to
geopolitical and macro-economic changes
Philips’ business and operations may be adversely impacted by unfavorable macro-economic conditions and geopolitical instability in global and individual markets. In 2025, Mature geographies accounted for 72% of Philips’ revenues, while Growth geographies accounted for the remaining 28%. While Mature geographies are currently the main source of Philips’ revenues, Growth geographies (excluding China) are an increasing source of revenues. Philips produces, sources, and designs its products and services mainly from the US, the EU – primarily the
Netherlands – and China, and most of Philips’ assets are located in these geographies. Changes in politics and monetary, trade, tax policies and sanction laws in the US, the EU and China may trigger reactions and countermeasures and may also have an adverse impact on other markets in which Philips is active. Philips continues to expect global market conditions to remain highly uncertain and volatile due to geopolitical and macro-economic factors.
Philips observes an increasing trend of geopolitical tensions and deglobalization, which intensifies protectionism. Examples of protectionism measures are trade policies, tariffs, customs duties, taxation, import or export controls and sanctions, local value creation and production requirements, technology and data storage and movement restrictions, talent mobility restrictions, nationalization of assets, and restrictions on repatriation of returns from foreign investments. Tariffs and other trade restrictions introduced or proposed by the US administration, along with retaliatory measures from affected trading partners, continue to pose risks to global trade relations and supply chain stability. These developments may have significant implications for the EU and economic interests of companies organized in jurisdictions in the EU. In addition, protectionism may increase general uncertainty on the development of local regulations that may result in proliferation of and changes to such regulations, causing the company to comply with disparate, evolving standards.
Philips observes this trend in the major markets in which it operates and has a particular concern about the development of the US-China relationship and China’s drive to expand its global political footprint and become self-sufficient in critical technologies, including health-
related ones. China's anti-corruption campaign has also negatively impacted demand and increased uncertainty within the medical industry. If this trend continues, geopolitical relations deteriorate, and economies decouple, then it is expected that existing global trade and investment restrictions will remain or increase. Further regulatory and compliance challenges for doing business globally may emerge and deteriorate, resulting in continued pressure on market growth and investments.
Uncertainty and challenges regarding various global macro-economic factors continue to persist. Examples of general factors potentially affecting Philips are an overall weakening of economic growth and the trend of declining growth of the Chinese economy in particular, reduced government spending, declining customer and consumer confidence and spending, high inflation and interest rates, and the emergence of economic impacts related to the climate crisis. Although the ability to manage pandemics (for example, resurgences of
COVID-19 or mutations thereof) has improved, pandemics may
continue to affect Philips’ operations in the future. Examples of healthcare-specific potential factors include rising uncertainty over the future direction of public healthcare policy and the risk of declining public investment in healthcare ecosystems. These factors could affect customer demand and sales as well as our manufacturing costs, operating expenses (including wages), and other expenses. We may not be able to compensate for loss of sales through overall sales growth or manage increased costs by improving productivity and increasing our prices to offset increased costs in a timely manner, if at all, which could have a material impact on our revenue, gross margins, profitability and cash flows.

171
The Russia-Ukraine war has continued to contribute to global economic and political uncertainty. Governments in the US, the UK, the EU,
Canada, and Japan have each imposed a broad range of export controls on certain products as well as sanctions on certain industry sectors and institutions in Russia, and may expand such controls and sanctions in the future. The conflicts in Ukraine and Russia may escalate or expand, and any current or future sanctions and resulting geopolitical and macro-economic disruptions could be significant. Similarly, Philips remains exposed to elevated geopolitical risks across the Middle East.
This situation has intensified regional instability, with potential implications for energy markets, trade routes, and investor sentiment.
Economic and political uncertainty may affect the company’s results of operations, financial position and cash flows. Philips is present in Israel with several subsidiaries, mainly in Diagnosis & Treatment and
Connected Care, that are primarily involved in manufacturing and research and development activities. Geopolitical conflicts may heighten the impact of other risk factors described herein, including but not limited to: volatility in prices for transportation, energy, commodities and other raw materials; disruptions in the global supply chain; decreased customer and consumer confidence and spending;
increased cyberattacks; intensified protectionism; political and social instability; increased exposure to foreign currency fluctuations; rising inflation and interest rates; and constraints, volatility or disruptions in the credit and capital markets. It is possible that the conflicts in Ukraine and Russia and in the Middle East may escalate or expand and current or future sanctions and resulting geopolitical and macro-economic disruptions could be significant. We cannot predict the impact that conflicts may have on the global economy in the future.
Changes in geopolitical and macro-economic conditions are difficult to predict, and the factors described previously, or other factors, may lead to adverse impacts on global trade levels and flows, economic growth, and financial markets and political stability, all of which could adversely affect the demand for, and supply of, Philips products and services. This may result in a material adverse impact on Philips’ business, financial condition, and operating results. These factors could also make it more difficult to budget and to make reliable financial forecasts, or could have a negative impact on Philips’ access to funding.
Philips may be unable to keep pace with the
changing health technology environment
With Philips’ focus on health technology, our business model is transforming from a transactional, product-focused business model to a customer- and patient-centric, outcome-oriented business model, with multi-year customer partnerships enabled by a portfolio of innovative devices, solutions, platforms, insights and value-added services. If this transformation is not targeted at successful products and services or is made too slowly, Philips may not meet the expectations of customers, patients or other stakeholders. We may face a loss of customer relevance, fail to capture growth, and lose market share. In addition, because of our health technology focus, Philips may have a reduced ability to offset potential negative impacts (including, but not limited to, impacts on sales, operating results, liabilities, compliance, and financing) on its health technology business by other businesses through a more diversified portfolio. As a result of its focus on health technology, Philips is deepening customer engagement and entering into long-term solutions and services business arrangements, becoming more dependent on a number of key customers for long-term recurring revenues, thus increasing the risk that the loss of, or a significant reduction in, orders from one or more of our key customers could cause a significant decline in our revenues. As Philips looks to increase its use of indirect sales channels, Philips will increasingly rely on successfully leveraging new and existing partners to support customers and patients. Any of these factors may have a material adverse impact on
Philips’ brand value and reputation, business, financial condition, and operating results. More specific health technology risks and their potential impacts are included in the Operational, Financial and
Compliance risk sections that follow, as well as in the note
Contingencies.
Philips may be unable to gain leadership in AI and
health informatics
New digital, AI-driven technologies and ways of conducting business are fundamentally changing the health technology industry, and with that, our competitive business environment. Customers are seeking solutions that convert data from our imaging and monitoring systems into actionable insights and drive quality and efficiency in clinical and operational workflows. Philips’ approach to innovation is to look into the broader productivity and workflow support, expanding the use of generative AI in the development of its technologies and increasingly incorporating generative AI capabilities in its products and services to drive quality and efficiency in clinical and operational workflows.
The development of AI technologies is complex and Philips may fall behind established and new digital competitors if Philips does not develop the requisite capabilities to innovate its portfolio of AI-enabled products and services, adjust its business models and find ways to globally commercialize new products and services at scale and in a timely, competitive, ethical, sustainable and compliant manner. This could result in an inability to satisfy customer and patient needs, thereby missing out on revenue and margin growth opportunities, which may have a material adverse impact on Philips’ business, financial condition and operating results.
Philips is also expanding the use of AI in its internal value chain. If
Philips were to lag in adopting AI in internal processes, Philips could miss out on important benefits such as higher productivity, lower costs and faster response to customer needs. Please refer to the operational risk factor “Philips may face challenges in simplifying the organization and the ways of working” for more information.
Acquisitions could fail to deliver on Philips’ business
plans and value creation expectations, and we may
not be able to successfully integrate acquired
operations
Philips has a selective strategic mergers and acquisitions (M&A)
approach. This strategy may not be successful and we may not be able to integrate acquisitions successfully or efficiently with our existing operations, culture and systems, which may expose Philips to risks in areas such as sales and service, logistics, quality, regulatory compliance, legal claims, information technology, and finance. Integration challenges may adversely impact the realization of value creation expectations. Transactions may incur significant costs, result in unforeseen operating difficulties, divert management attention from other business priorities, and may ultimately be unsuccessful. Cost savings expected to be implemented, or other assumptions underlying the business case relating to a particular acquisition, may not be realized. If we are unable to successfully define or accomplish any of our objectives with respect to selective strategic M&A, we may not be

172
able to realize the anticipated benefits of such acquisitions and we may experience lower-than-anticipated profits, or even incur losses.
Acquisitions may also lead to a substantial increase in long-lived assets, including goodwill, which may later be subject to write-down or impairment if an acquired business does not perform as expected, which may have a material adverse effect on Philips’ earnings.
Philips may be unable to meet internal or external
aims or expectations with respect to ESG-related
matters
Environmental, Social and Governance (ESG) factors may directly and indirectly impact Philips businesses or the business environment in which Philips operates. For instance, customers may choose products or services based on sustainability or other ESG criteria. At the same time,
ESG adverse sentiments also exist among certain stakeholders, and we may face scrutiny, reputational risk, product boycotts, lawsuits or market access restrictions from these parties regarding our ESG-related initiatives (including those related to human capital and diversity).
Philips may, from time to time, disclose ESG-related initiatives or aims in connection with the conduct of its business and operations. For example, Philips has adopted initiatives with respect to reducing greenhouse gas emissions in its supply chain. However, there is no guarantee that Philips will be able to implement such initiatives or meet such aims within anticipated timeframes, considering, for example, the technological limitations in the research and development process. Philips is also increasingly focused on products and services incorporating AI, and the development and use of our products and services incorporating AI may require more energy than similar products or services not incorporating AI. In addition, there is an increasing focus on ESG matters (both ‘pro-ESG’ and ‘anti-ESG’) from
Philips stakeholders – including customers, consumers, employees, regulators, governments and investors – and those stakeholders may also have ESG-related expectations with respect to Philips’ business and operations. For example, customers may focus on ESG-related criteria in buying our products, e.g., through green procurement standards.
Any inability by Philips to address concerns or meet expectations about
ESG-related matters could negatively impact sentiment toward Philips, our products, and our brand. Improper or incorrect sustainability claims and low ESG scores could also potentially impact Philips’
reputation and affect sales. Expectations regarding ESG-related matters may change as a result of regulatory developments, including if the EU or its Member States or other regions introduce more regulatory and legislative initiatives to advance ESG objectives.
Regulatory and legislative initiatives related to ESG matters, in turn, could also affect how customers or other stakeholders perceive our products or business operations. If our products or business operations do not meet the criteria for sustainability according to, for example, the EU Taxonomy Regulation (including the related delegated
regulations), Regulation (EU) 2023/1115 (the “EU Deforestation
Regulation”) or any other similar regulations, this may negatively affect how customers or other stakeholders view Philips. Philips may fail to fulfill internal or external ESG-related initiatives, aims, goals, targets or expectations, or be perceived to do so, or we may fail to report performance or developments adequately or accurately with respect to such initiatives, aims, goals, targets or expectations. In addition, Philips could be criticized or held responsible if the scope of its initiatives, aims, goals or targets regarding ESG-related matters is deemed insufficient by certain stakeholders (or too expansive by stakeholders with anti-ESG sentiments). Any of these factors may have an adverse impact on Philips’ reputation and brand value,
competitiveness, or on Philips’ business, financial condition and operating results.
Philips may be unable to secure and maintain
intellectual property rights for its products and
services or may infringe others’ intellectual property
rights
Philips is dependent on its ability to obtain and maintain licenses and other intellectual property (IP) rights covering its products and services and its design and manufacturing processes. The IP portfolio is the result of an extensive IP generation process that could be influenced by a number of factors, including innovation and acquisitions. The value of the IP portfolio is dependent on the successful promotion and market acceptance of standards (co-)developed by Philips. This is particularly applicable to the segment ‘Other’, where licenses from
Philips to third parties generate IP royalties and contribute to Philips’
results of operations. The timing of licenses from Philips to third parties and associated revenues from IP royalties are uncertain and may vary significantly from period to period. Additionally, royalties are often based on sales by third parties, creating an exposure to macro-
economic effects and continuity of these third parties. A loss or impairment in connection with such licenses to third parties could have a material adverse impact on Philips’ financial condition and operating results. The use of AI in the development of our products and services may lead to new risks related to IP. The legal landscape and subsequent legal protection for the use of AI remain uncertain, and development of the law in this area could impact our ability to enforce our proprietary rights or protect against infringing uses. Philips is also exposed to the risk that a third party may claim to own IP rights to technology applied in Philips products and services. The use or adoption of AI technologies into our products and services may heighten the risk of exposure to claims of copyright infringement or other IP misappropriation. Philips may inadvertently use publicly available data sets for testing or training AI algorithms that may contain certain IP conditions that prescribe that Philips can only use such open data for R&D and not for the development of products; if this risk materializes, legal action may be taken against Philips. If any such claims of infringement of these IP rights are successful, Philips may be required to pay damages to such third parties or may incur other costs or losses.
Operational risks
Products and services may fail quality or security
standards, which could adversely affect patient
safety or customer operations
As a health technology company and innovator, our products and services must comply with the rules and regulations that govern our operations, processes, and ways of working. Risks associated with non-
compliance with patient safety, quality, regulatory, or security standards can occur throughout the life cycle of our products or services, inclusive of pre-market activities (such as product design, production and supplier quality activities) and post-market activities. As we increase the adoption of AI to support our customers, we may become more exposed to the risks associated with the use of such

173
technologies, such as lack of transparency, cybersecurity and data provenance, bias and deficient or inaccurate outputs and other unintended consequences that are not easily detectable or are inconsistent with our policies and values. Consequences of identified risks include patient harm, negatively impacting customers’ operations and healthcare professionals’ ability to provide care, and unauthorized access to confidential data, including patient records and medical devices. In turn, these may result in damage to our brand, reputation, competitive disadvantage, legal liability and regulatory enforcement, all of which may have a material adverse impact on Philips’ business, reputation, financial condition, and operating results.
Philips may be unable to ensure a resilient supply
chain
Most of Philips’ operations are conducted on an international scale, exposing Philips to various supply chain challenges and uncertainties.
Philips produces and procures products and parts in various countries.
The production and shipping of products and parts, whether from
Philips or from third parties, may be subject to interruptions and/or increased costs due to various external factors. These factors include, but are not limited to: regional conflicts, sanctions, tariffs or other trade measures, natural disasters, extreme weather events (the effects of which may be exacerbated by climate change), and geopolitical developments.
Philips may fail to obtain or replace components for its medical systems in a timely manner from existing supplies, and alternative sources of components could involve significant costs and regulatory challenges and may not be available to us on reasonable terms, adversely affecting our business and financial performance. While macro trends around materials availability have improved, Philips medical systems stay in production for longer periods than the life cycle of their semi-
conductors and require continuous rejuvenation of their electronic components.
In 2025 ongoing geopolitical conflicts, increasing trade tensions, tariff developments and heightened volatility around country- and material-
specific restrictions have increased the risk of disruptions to our supply chain.
Our suppliers and our third-party service providers may also be exposed to potentially worsening macro-economic and geopolitical trends, as well as both acute and chronic physical climate risks, or potential labor shortages. These factors may cause business interruptions, property damage, and inventory loss, increasing lead times and adversely impacting our production capacity, which may negatively affect the delivery of products and services to customers, for example the postponement of equipment installations in hospitals. If Philips is not able to respond swiftly to those factors, this may result in an inability to deliver on customer needs, ultimately resulting in loss of revenue and margin.
Philips purchases raw materials, including rare-earth metals, copper, steel, aluminum, noble gases and oil-related products. Philips’ business depends on the availability of raw materials and energy, and there is no assurance that such raw materials and energy will be available for purchase in the future or available at current costs. In particular, the introduction of more stringent regulatory or legislative measures to internalize negative externalities can be expected in response to the threats posed by climate change and environmental degradation. In this context, reference is also made to the EU Corporate Sustainability
Due Diligence Directive (CSDDD) introducing or extending a duty of care, requiring Philips to identify and act on adverse environmental and human rights impacts across its supply chain. These initiatives have the potential to affect market dynamics (e.g., green premiums) and the availability of sustainable resources, which may, in turn, increase
Philips’ costs associated with purchasing materials and components. The rise in global climate commitments and new regulations on Energy
Attribute Certificates (EACs) and Power Purchasing Agreements (PPAs)
may also drive fluctuations in energy costs and affect the availability of
EACs and PPAs.
Certain commodities have experienced unstable market conditions, and this instability is anticipated to persist, leading to rising costs.
Additionally, costs may rise due to more stringent laws and regulations related to climate change. Such legislation might necessitate investments in technology aimed at reducing energy consumption and greenhouse gas emissions, exceeding our current expectations, or could lead to higher prices for negative externalities (e.g., carbon pricing). If
Philips is not able to compensate for increased costs of energy,
(sub-)components, (raw) materials, and transportation – either by reducing reliance thereon or passing on increased costs to customers –
then price increases could have a material adverse impact on Philips’
business, financial condition, and operating results.
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
Although Philips works closely with its suppliers to avoid supply discontinuities, there can be no assurance that Philips will not encounter future supply issues, causing disruptions or unfavorable conditions. Furthermore, while the materials supply has improved, the challenges in our capability for the planning and synchronization of supply with demand continue, which, combined with a drive for inventory reduction and cash flow improvements, can lead to further materials running out of stock. That could have a material adverse impact on Philips’ business, financial condition and operating results.
Philips may face challenges in simplifying the
organization and the ways of working
Having an integrated operating model promoting agility with clear accountability is a priority to improve the execution of our strategy. If we do not effectively simplify the organization and our ways of working – which include, but are not limited to, changes in structure and governance, policies, processes, IT systems and data – we may be limited in our ability to fully realize our business ambitions and to create value with sustainable impact driven by growth, innovation and execution, while increasing quality, speed and productivity.
Philips is increasingly using AI within its internal value chain to drive productivity and customer responsiveness by, for example, accelerating
R&D through greater use of generative AI code; enhancing customer support with AI agents performing remote system health checks and proactive maintenance; strengthening sales and marketing through AI content creation; managing digital assets; and tracking real-time buyer

174
analytics. Everyone at Philips is expected to use AI safely, ethically and responsibly. However, there is no guarantee that policies and procedures with respect to AI will be applied consistently or will ensure that there are no adverse impacts from the use of AI.
The continuous evolution of our business environment requires Philips to continuously evaluate the operating model and make improvements if it proves to be wholly or partly unsuccessful.
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
Philips relies on information technology to operate and manage its businesses, as well as to store and process confidential data (relating to patients, employees, customers, intellectual property, suppliers and other partners). Philips’ products, solutions and services increasingly contain sophisticated and complex information technology, and the use of AI capabilities may further heighten the risks related to cybersecurity attacks and other disruptions to information systems. The healthcare industry is subject to strict privacy, security and safety regulations. At the same time, geopolitical conflicts and criminal activity continue to drive increases in the number, speed and sophistication of cyberattacks globally. Considering the general increase in cybercrime, our customers and other stakeholders are becoming more demanding regarding the cybersecurity of our products and services. As a global health technology company, Philips is inherently and increasingly exposed to the risk of cyberattacks and potential impact of attacks on suppliers.
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
These risks are particularly significant with respect to the safety and medical records of patients. Cyberattacks may result in substantial costs and other negative consequences, which may include, but are not limited to, lost revenues, reputational damage, remediation and enhancement costs, penalties, and other liabilities to regulators, customers and other partners. Philips has not encountered any material breaches or other major cybersecurity incidents in 2025. While Philips deals with the operational threat of cybercrime on a continuous basis and has so far been able to prevent significant damage or significant monetary cost in taking corrective action, there can be no assurance that future cyberattacks will not result in material or other consequences than as described previously, which may result in a material adverse impact on Philips’ business, financial condition and operating results.
Philips may face challenges to drive excellence and
speed in bringing innovations to market
It is important that Philips delivers its innovations in close collaboration with its customers on a timely basis and at scale. The emergence of new low-cost competitors, particularly in Asia, the emergence of healthcare solutions with low-carbon environmental footprints, the continuously and rapidly changing field of AI and data-driven solutions, and the increasing importance of product security and cybersecurity, further underlines the importance of improvements in the innovation process.
Success in launching innovations depends on a number of factors, including development of value propositions, architecture and platform creation, product development, market acceptance, production, and delivery ramp-up. It is also dependent on addressing potential quality issues or other defects in the early stages of introduction, and on attracting and retaining skilled employees. Costs of developing new products and solutions may partially be reflected on Philips’ balance sheet and may be subject to write-down or impairment depending on the performance of such products or services. The significance and timing of such write-downs or impairments are uncertain, as is the ultimate commercial success of new product introductions. Accordingly,
Philips cannot determine in advance the ultimate effect that innovations will have on its financial condition and operating results. If
Philips fails to create and commercialize its innovations in a timely way and at scale, it may lose market share and competitiveness, which could have a material adverse effect on its financial condition and operating results.
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

175
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
Philips operates in over 100 countries and its reported earnings and equity are therefore inevitably exposed to fluctuations in the exchange rates of foreign currencies against the euro. Philips’ sales and net investments in its foreign subsidiaries are sensitive in particular to movements in the US dollar, Japanese yen, Chinese renminbi, and a wide range of other currencies from developed and emerging
economies. Philips’ sourcing and manufacturing spend is concentrated in the EU, the United States and China. Income from operations is particularly sensitive to movements in currencies of countries where
Philips has no or very small-scale manufacturing/local sourcing activities but significant sales of its products or services, such as Japan, Canada,
Australia, the United Kingdom, and a range of emerging markets, such as Indonesia, India and Brazil.
In view of the long life cycle of health technology solution sales and long-term strategic partnerships, the financial risk of counterparties with outstanding payment obligations creates exposure risks for Philips, particularly in relation to accounts receivable from customers, liquid assets, and the fair value of derivatives and insurance contracts with financial counterparties. A default by counterparties in such transactions can have a material adverse effect on Philips’ financial condition and operating results.
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
The formal adoption of the Council Directive (EU) 2022/2523 (the Pillar
Two Directive) in December 2022 achieved a coordinated
implementation of Pillar Two in EU Member States. The Dutch
government adopted the Minimum Tax Rate Act 2024 (MTR Act) in
December 2023, and the Pillar Two legislation has been applicable in local law with effect from 2024 in the Netherlands, the EU and many other countries around the world. However, the US withdrawal from the OECD Pillar agreements, the pending implementation in local laws of the statement issued by the Group of Seven (G7) on June 28, 2025 on outlining a compromise on certain aspects of Pillar Two, including the
January 5, 2026 ‘side-by-side’ package agreed between the United
States and the OECD Inclusive Framework exempting US-parented multinational enterprises from Pillar Two brings uncertainty and potential risk of retaliatory tax measures.
As Philips maintains substance in the form of relevant assets and personnel in the countries in which it operates, Philips meets the transitional safe harbor rules enacted by OECD in most countries and therefore exposure to Pillar Two taxation is currently not material from a group perspective. However, the future of the safe harbor rules, including the implementation of the side-by-side safe harbors is uncertain and Pillar Two increases Philips’ tax compliance burden significantly globally.
For Pillar One, the OECD’s final guidance on Amount B (a simplified and streamlined approach for applying the arm’s length principle to in-
scope baseline marketing and distribution activities, as incorporated into the OECD Transfer Pricing Guidelines), effective for fiscal years commencing on or after January 1, 2025, introduces a standardized approach for determining the arm’s length returns for such activities.
While the framework aims to enhance tax certainty and reduce compliance costs, it may also give rise to new tax risks. These include the risk of double taxation due to potential mismatches between implementation in local law and existing transfer pricing policies and challenges in determining eligibility for the simplified regime.
The enactment of the One Big Beautiful Bill Act in July 2025 introduces significant changes to US tax rules, including revised R&D expense amortization, enhanced export incentives, and a permanent 10.5%
Base Erosion and Anti-Abuse Tax rate effective 2026, favoring US-based companies and operations. While the immediate financial impact on
Philips is limited, these measures and ongoing US discussions on tax retaliatory measures, for example against jurisdictions imposing digital service taxes (being a tax on gross revenue derived from a variety of digital services), expose Philips to financial risk and uncertainty.
Furthermore, Philips is exposed to tax risks related to acquisition and divestment, permanent establishments, tax loss, interest and tax credits carried forward, and potential changes in tax law that could result in higher tax expenses and payments. The risks may have a significant impact on local financial tax results, which could adversely affect
Philips’ financial condition and operating results. The value of the deferred tax assets, such as tax losses carried forward, is subject to the availability of sufficient taxable income within the tax loss-carry-
forward period. Accordingly, there can be no absolute assurance that all deferred tax assets, such as (net) tax losses and credits carried forward, will be realized.
Implemented and potential tariffs and other restrictions on imports proposed by the US administration, and retaliatory trade measures in response thereto, have impacted and may continue to impact
international trade relations, supply chains and pricing strategies, with notable consequences in the countries where we are present. In addition, protectionism may increase general uncertainty on the development of local regulations in response to those measures. These uncertainties expose Philips to financial risk linked to increased trade defense measures resulting in additional tariffs and customs duties.
Significant changes in import duties levied on the import of products could materially impact Philips.

176
Flaws in internal controls could adversely affect our
reporting and management process
Accurate disclosures provide investors and other market professionals with significant information for a better understanding of Philips’ Businesses.
Failures in internal controls or other issues with respect to Philips’ public disclosures, including disclosures with respect to cybersecurity risks and incidents, could create market uncertainty regarding the reliability of the information (including financial data) presented. This could have a negative impact on the price of Philips securities. In addition, the reliability of revenue and expenditure data is key for steering the Businesses and for managing top-line and bottom-line growth. The long life cycle of health technology solution sales, from order acceptance to accepted installation and servicing, together with the complexity of the accounting rules recognizing revenue in the accounts, presents a challenge in terms of ensuring consistent and correct application of the accounting rules throughout Philips’ global business. Significant changes in the way of working, such as the changes made to our operating model, restructuring, and shifting processes to remote Philips Capability Centers locations, may have an adverse impact on the environment under which controls are executed, monitored, reviewed, and tested. Any flaws in internal controls, or regulatory or investor actions in connection with flaws in internal controls, could have a material adverse effect on Philips’ business, financial condition, operation results, reputation and brand.
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
(the Netherlands). In the EU, the Medical Device Regulation (EU MDR)
became effective in May 2021 and imposes significant additional pre-
market and post-market requirements. The current EU MDR
transitional provisions allow medical devices that were CE marked under the previous directives (MDD and AIMDD) to continue being placed on the market or put into service until 2027 or 2028, dependent upon the risk class of the equipment. Examples of other product-
related regulations are the EU’s Waste from Electrical and Electronic
Equipment (WEEE), Restriction of Hazardous Substances (RoHS),
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
The legal and regulatory environment relating to AI is uncertain and rapidly evolving due to concerns about bias, discrimination, transparency, and security. Despite training and risk management efforts, AI models we use, particularly generative AI models, may produce output or take action that is incorrect, that reflects biases included in the data on which they are trained, that results in the release of private, confidential, or proprietary information, or that is otherwise harmful. The complexity of AI models may make it difficult to understand why they are generating particular outputs, increasing the challenges associated with assessing the proper operation of AI models, understanding and monitoring the capabilities of the AI models, reducing erroneous output, eliminating bias, and complying with regulations that require documentation or explanation of the basis on which decisions are made. Further, we may rely on AI models developed by third parties, and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models and from the
effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which we may have limited visibility. Any of these risks could expose us to liability or adverse legal or regulatory consequences, and harm our reputation and the public perception of our business or the effectiveness of our security measures.
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
These issues could adversely impact Philips’ financial condition or operating results through lost revenue and cost of any required remedial actions, penalties or claims for damages. They could also negatively impact Philips’ reputation, brand, relationship with customers and market share. Philips is exposed to the ongoing impact of the Respironics voluntary recall/field action and related matters, including securities claims and regulatory investigations. Please refer to the section Patient safety, quality and regulatory and the Medical Office and the note
Contingencies

177
Philips is exposed to the risks of non-compliance
with business conduct rules and regulations,
including privacy and upcoming ESG disclosure and
due diligence requirements
In the execution of its strategy, Philips could be exposed to the risk of non-compliance with business conduct rules and regulations and our
General Business Principles, including, but not limited to, patient safety, quality, anti-bribery, anti-money laundering, antitrust, sanctions, healthcare compliance, transparency, accountability and fairness in the development and use of AI tools, privacy and data protection, as well as the evolving and expanding ESG disclosure requirements and due diligence requirements across jurisdictions. Examples of compliance risk areas include commission and incentive payments to third parties and remuneration payments to agents, distributors, consultants and similar entities, as well as the acceptance of gifts, which may be considered in some markets to be normal local business practice. The use of AI and ongoing digitalization of Philips products and services, including the processing of personal data, increases the importance of compliance, and the risk of non-compliance, with privacy, data protection and emerging AI governance frameworks such as the EU AI Act. If we do not have sufficient rights to use the data on which AI relies or to the outputs produced by AI applications, we may incur liability through the violation of certain laws, third-party privacy or other rights, or contracts to which we are a party. These risks could adversely affect Philips’
financial condition, reputation and brand and trigger the additional risk of exposure to governmental investigations, inquiries and legal proceedings and fines. The EU or its Member States or other regions may introduce more regulatory and legislative initiatives to advance
ESG objectives. Such changes may introduce new compliance
requirements and may require Philips to expand the range of
mandatory ESG disclosures. Examples of these initiatives are the EU
Corporate Sustainability Reporting Directive (CSRD) and European
Sustainability Reporting Standards (ESRS), the European Carbon Border
Adjustment Mechanism (CBAM), and the EU Deforestation Regulation.
Regulatory and legislative initiatives such as the EU Corporate
Sustainability Due Diligence Directive (CSDDD) and case law developed by courts will introduce or extend a duty of care, requiring Philips to identify and act on adverse environmental and human rights impacts arising from the organization and operations, and related to our activities, beyond or different from our current efforts. Failure to meet these requirements could trigger the additional risk of exposure to inquiries from supervisory bodies and adversely affect Philips’ reputation or could adversely impact Philips’ financial condition or operating results through lost revenue and cost of any required remedial actions, penalties or claims for damages. The risk of non-compliance is heightened by the evolving and unpredictable nature of ESG-related legislative initiatives, which continue to undergo frequent modifications
(e.g., the EU Omnibus legislative measures) with relatively short implementation timelines.
In addition, we may also face potentially conflicting supervisory directives, for example, as certain US regulatory and non-US authorities have prioritized ESG-related issues, while others have signaled pursuing potentially conflicting priorities. These circumstances, among others, may result in pressure from investors, unfavorable reputational impacts, including inaccurate perceptions or a misrepresentation of our actual ESG-related practices, and diversion of management’s attention and resources. Any failure or perceived failure by us to adhere to our public statements, comply fully with developing interpretations of ESG-
related laws and regulations (both ‘pro-ESG’ and ‘anti-ESG’), or meet evolving and varied stakeholder expectations and standards, could adversely affect Philips’ reputation or could adversely impact Philips’
financial condition or operating results through lost revenue and cost of any required remedial actions, penalties or claims for damages.
For further details, please refer to the sub-section Legal proceedings within the note Contingencies.

178
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
Accordingly, reconciliations of these non-IFRS forward-looking financial measures to the most directly comparable IFRS financial measures are not available without unreasonable effort. Such unavailable reconciling items could significantly impact the results of operations and financial condition.
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

179
Philips Group
Sales growth composition by segment in %

	nominal growth	consolidation changes	currency effects	comparable growth
2025 versus 2024
Diagnosis & Treatment	(2.9)	0.3	2.8	0.1
Connected Care	(1.1)	0.8	3.1	2.8
Personal Health	5.4	-	3.1	8.4
Philips Group	(1.0)	0.5	2.8	2.3
2024 versus 2023
Diagnosis & Treatment	(0.4)	0.0	1.7	1.3
Connected Care	(0.1)	0.8	1.3	2.0
Personal Health	(3.2)	0.0	2.5	(0.7)
Philips Group	(0.8)	0.3	1.7	1.2
2023 versus 2022
Diagnosis & Treatment	6.3	0.2	4.5	11.0
Connected Care	(2.5)	0.3	3.3	1.1
Personal Health	(0.7)	0.0	3.9	3.2
Philips Group	1.9	0.2	3.9	6.0
Philips Group
Sales growth composition by geographic area in %

	nominal growth	consolidation changes	currency effects	comparable growth
2025 versus 2024
Western Europe	(1.4)	1.0	(0.1)	(0.5)
North America	(1.5)	0.6	3.6	2.7
Other mature geographies	(4.8)	-	4.1	(0.7)
Mature geographies	(1.9)	0.6	2.6	1.3
Growth geographies	1.2	0.1	3.6	4.8
Philips Group	(1.0)	0.5	2.8	2.3
2024 versus 2023
Western Europe	4.2	0.7	(0.4)	4.5
North America	1.2	0.4	0.5	2.2
Other mature geographies	(6.2)	0.1	5.0	(1.1)
Mature geographies	1.2	0.5	0.8	2.5
Growth geographies	(5.8)	(0.1)	3.8	(2.1)
Philips Group	(0.8)	0.3	1.7	1.2
2023 versus 2022
Western Europe	6.0	0.3	0.3	6.6
North America	(0.3)	0.2	2.7	2.5
Other mature geographies	(1.0)	0.1	8.2	7.3
Mature geographies	1.4	0.2	2.7	4.2
Growth geographies	3.4	0.2	6.9	10.5
Philips Group	1.9	0.2	3.9	6.0
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
Other items are defined as any individual item with an income statement impact (loss or gain) that is deemed by management to be both significant and incidental to normal business activity. This includes the following: litigation costs and settlements in favor of (or against)
the company, gains (or losses) on sale of businesses or assets, remediation costs (also referred to as quality actions), impairment of assets, portfolio realignment charges, environmental charges and other items which are individually above an amount of EUR 20 million in a quarter, or an individual item which is above EUR 40 million across multiple quarters. Refer to Restructuring, acquisition-related charges and other items in the Results of operations section of Financial performance.
Philips considers the use of Adjusted EBITA appropriate as Philips uses it as a measure of segment performance and as one of its strategic drivers to increase profitability through re-allocation of its resources toward opportunities offering more consistent and higher returns. This is done with the aim of making the underlying performance of the Businesses more transparent.
EBITA excludes amortization and impairment of acquired intangible assets (which primarily relates to brand names, customer relationships and technology) and impairment of goodwill, as Philips believes that such amounts are inconsistent in amount and frequency, are
significantly impacted by the timing and/or size of acquisitions and do not factor into its decisions on allocation of its resources across segments. Although we exclude amortization and impairment of acquired intangible assets from the Adjusted EBITA measure, Philips believes that it is important for investors to understand that these acquired intangible assets contribute to revenue generation.

180
Philips believes Adjusted EBITA is useful to evaluate financial performance on a comparable basis over time by factoring out restructuring costs, acquisition-related charges and other incidental items that are not directly related to the operational performance of
Philips Group or its segments.
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
Adjusted EBITA is not a recognized measure of financial performance under IFRS. The reconciliation of Adjusted EBITA to the most directly comparable IFRS measure, Net income, for the years indicated is presented in the accompanying table. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a Philips Group level only.
Adjusted EBITDA
Adjusted EBITDA is defined as Income from operations excluding amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property, plant and equipment, restructuring costs, acquisition-related charges and other items.
Philips understands that Adjusted EBITDA is broadly used by analysts, rating agencies and investors in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. Philips considers Adjusted EBITDA useful when comparing its performance to other companies in the health tech industry. However, Adjusted
EBITDA may be subject to limitations as an analytical tool because of the range of items excluded and their significance in a given reporting period. Furthermore, comparisons with other companies may be complicated due to the absence of a standardized meaning and calculation framework. Philips management compensates for the limitations of using Adjusted EBITDA by using this measure to supplement IFRS results to provide a more complete understanding of the factors and trends affecting the business rather than IFRS results alone. In addition to the limitations noted above, Adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods. This is because certain excluded items can vary significantly depending on specific underlying transactions or events. Also, the variability of such items may not relate specifically to ongoing operating results or trends, and certain excluded items, while potentially recurring in future periods, may not be indicative of future results. Net income for the years indicated is included in the accompanying table. Net income is not allocated to segments as certain income and expense line items are monitored on a centralized basis, resulting in them being shown on a
Philips Group level only.

181
Philips Group
Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2025
Net Income	897
Discontinued operations, net of income taxes	4
Income tax expense (benefit)	282
Results of associates	9
Financial expenses	346
Financial income	(113)
Income from operations	1,424	804	89	631	(100)
Amortization and impairment of acquired intangible assets	240	73	141	14	12
EBITA	1,665	877	230	645	(88)
Restructuring and acquisition-related charges	260	43	126	17	74
Other items:	270	77	188	-	5
Respironics field-action running costs	112	-	112	-	-
Respironics consent decree charges	97	-	97	-	-
Quality actions	89	77	12	-	-
Contract settlement gain	(27)	-	(27)	-	-
Remaining items	(1)	-	(6)	-	5
Adjusted EBITA	2,195	998	544	662	(9)
Depreciation, amortization and impairment of fixed assets and other intangible assets	885	191	263	98	332
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(33)	(1)	(17)	(9)	(7)
Adjusted EBITDA	3,046	1,188	791	752	316
Philips Group
Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2024
Net Income	(698)
Discontinued operations, net of income taxes	(142)
Income tax expense (benefit)	963
Results of associates	124
Financial expenses	387
Financial income	(105)
Income from operations	529	592	(466)	544	(142)
Amortization and impairment of acquired intangible assets	392	225	141	15	12
EBITA	921	817	(324)	559	(130)
Restructuring and acquisition-related charges	326	157	53	25	92
Other items:	830	45	765	-	20
Respironics litigation provision	984	-	984	-	-
Respironics insurance income	(538)	-	(538)	-	-
Respironics field-action running costs	133	-	133	-	-
Respironics consent decree charges	113	-	113	-	-
Quality actions	123	45	78	-	-
Remaining items	16	-	(4)	-	20
Adjusted EBITA	2,077	1,018	494	584	(18)
Depreciation, amortization and impairment of fixed assets and other intangible assets	998	240	262	102	394
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(93)	(39)	(8)	(7)	(39)
Adjusted EBITDA	2,982	1,219	747	679	337

182
Philips Group
Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
2023
Net Income	(463)
Discontinued operations, net of income taxes	10
Income tax expense (benefit)	(73)
Results of associates	98
Financial expenses	376
Financial income	(63)
Income from operations	(115)	721	(1,199)	552	(190)
Amortization and impairment of acquired intangible assets	290	89	178	14	9
Impairment of goodwill	8	8	-	-	-
EBITA	183	818	(1,020)	567	(181)
Restructuring and acquisition-related charges	381	118	115	9	140
Other items:	1,358	92	1,275	22	(32)
Respironics litigation provision	575	-	575	-	-
Respironics consent decree charges	363	-	363	-	-
Respironics field-action running costs	224	-	224	-	-
Quality actions	175	81	94	-	-
Provision for a legal matter	31	-	31	-	-
Investment re-measurement loss	23	-	-	23	-
Gain on divestment of business	(35)	-	-	-	(35)
Remaining items	2	11	(12)	(1)	3
Adjusted EBITA	1,921	1,028	369	597	(73)
Depreciation, amortization and impairment of fixed assets and other intangible assets	971	217	267	101	385
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(47)	(4)	(14)	-	(30)
Adjusted EBITDA	2,845	1,241	623	698	283

183
Adjusted income from continuing operations
attributable to shareholders
The term Adjusted income from continuing operations attributable to shareholders represents income from continuing operations less continuing operations attributable to non-controlling interests;
amortization and impairment of acquired intangible assets; impairment of goodwill, excluding gains or losses from restructuring costs and acquisition-related charges; and other items, as well as adjustments to net finance expenses, adjustments to results of associates and adjustments to tax expense. ‘Shareholders’ refers to shareholders of
Koninklijke Philips N.V.
Restructuring costs, acquisition-related charges and other items are all defined in the previous sections about EBITA and Adjusted EBITA.
Net finance expenses are defined as either the financial income or expense component of an individual item already identified to be excluded as part of the Adjusted income from continuing operations, fair value movements of equity investments in limited life funds recognized at fair value through profit or loss or a financial income, or expense component with an income statement impact (gain or loss)
that is deemed by management to be both significant and incidental to normal business activity.
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
Adjusted income from continuing operations attributable to
shareholders may be subject to limitations as an analytical tool for investors, as it excludes certain items and therefore does not reflect the expense associated with such items, which may be significant and have a significant effect on Philips’ net income. Net income for the years indicated is included in the accompanying table.
Adjusted income from continuing operations attributable to
shareholders is not a recognized measure of financial performance under IFRS. The reconciliation of Adjusted income from continuing operations attributable to shareholders to the most directly comparable IFRS measure, Net income for the years indicated, is included in the accompanying table.
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
Philips considers the use of Adjusted income from continuing operations attributable to shareholders per common share (in EUR) -
diluted appropriate as it is a measure that is useful when comparing its performance to other companies in the health tech industry. However, it may be subject to limitations as an analytical tool for investors, as it uses Adjusted income from continuing operations attributable to shareholders, which has certain items excluded.
Adjusted income from continuing operations attributable to
shareholders per common share (in EUR) - diluted is not a recognized measure of financial performance under IFRS. The most directly comparable IFRS measure, income from continuing operations
attributable to shareholders per common share (in EUR) - diluted for the years indicated, is included in the following table.
Philips Group
Adjusted income from continuing operations attributable to shareholders1 in millions of EUR unless otherwise stated

	2025	2024	2023
Net income	897	(698)	(463)
Discontinued operations, net of income taxes	4	(142)	10
Income from continuing operations	901	(840)	(454)
Income from continuing operations attributable to non-controlling interests	(1)	(3)	(2)
Income from continuing operations attributable to shareholders ¹	899	(843)	(456)
Adjustments for:
Amortization and impairment of acquired intangible assets	240	392	290
Impairment of goodwill	-	-	8
Restructuring costs and acquisition-related charges	260	326	381
Other items:	270	830	1,358
Respironics litigation provision	-	984	575
Respironics insurance income	-	(538)	-
Respironics consent decree charges	97	113	363
Respironics field-action running costs	112	133	224
Quality actions	89	123	175
Contract settlement gain	(27)	-	-
Provision for a legal matter	-	-	31
Investment re-measurement loss	-	-	23
Loss (gain) on divestment of business	-	-	(35)
Remaining items	(1)	16	2
Net finance income/expenses	28	23	18
Tax impact on adjusting items ²	(192)	(370)	(450)
Tax effect of derecognition of US deferred tax asset	-	941	-
Adjusted Income from continuing operations attributable to shareholders [1]	1,506	1,300	1,148
Earnings per common share:
Income from continuing operations attributable to shareholders¹ per common share (in EUR) - diluted	0.93	(0.88)	(0.47)
Adjusted income from continuing operations attributable to shareholders¹ per common share (in EUR) - diluted	1.56	1.36	1.19
1Shareholders refers to shareholders of Koninklijke Philips N.V. Includes the effect of the share dividend with respect to 2024 for 2024 and 2023, respectively.
2Includes deferred tax assets derecognized in the line below.

184
Free cash flow
Free cash flow is defined as net cash flows from operating activities minus net capital expenditures. Net capital expenditures are composed of the purchase of intangible assets, expenditures on development assets, capital expenditures on property, plant and equipment, and proceeds from sales of property, plant and equipment.
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
Free cash flow may be subject to limitations as an analytical tool for investors, as free cash flow is not a measure of cash generated by operations available exclusively for discretionary expenditures, and
Philips requires funds in addition to those required for capital expenditures for a wide variety of non-discretionary expenditures, such as payments on outstanding debt, dividend payments or other
investing and financing activities. In addition, free cash flow does not reflect cash payments that may be required in future for costs already incurred, such as restructuring costs.
Philips Group
Composition of free cash flow in millions of EUR

	2025	2024	2023
Net cash flows provided by operating activities	1,172	1,569	2,136
Net capital expenditures:	(660)	(663)	(554)
Purchase of intangible assets	(136)	(118)	(96)
Expenditures on development assets	(263)	(241)	(203)
Capital expenditures on property, plant and equipment	(269)	(317)	(345)
Proceeds from disposals of property, plant and equipment	9	13	90
Free cash flow	512	906	1,582
Net debt : group equity ratio
Net debt : group equity ratio is presented to express the financial strength of Philips. Net debt is defined as the sum of long- and short-
term debt minus cash and cash equivalents. Group equity is defined as the sum of shareholders’ equity and non-controlling interests. This measure is used by Philips Treasury management and investment analysts to evaluate financial strength and funding requirements. This measure may be subject to limitations because cash and cash
equivalents are used for various purposes, not only debt repayment.
The net debt calculation deducts all cash and cash equivalents, whereas these items are not necessarily available exclusively for debt repayment at any given time.
Philips Group
Composition of net debt to group equity in millions of EUR unless otherwise stated

	2025	2024	2023
Long-term debt	6,934	7,113	7,035
Short-term debt	1,151	526	654
Total debt	8,084	7,639	7,689
Cash and cash equivalents	2,794	2,401	1,869
Net debt	5,290	5,238	5,820
Shareholders’ equity	10,957	12,006	12,028
Non-controlling interests	32	37	33
Group equity	10,990	12,043	12,061
Net debt : group equity ratio	32:68	30:70	33:67
Organic Return on Invested Capital
Organic Return on Invested Capital (ROIC) is defined as organic return divided by average net operating capital, expressed as a percentage.
Organic return is calculated using income from operations, adjusted to exclude income or loss from operations of businesses acquired within the five years preceding the measurement date, the related tax effects on such income or loss, certain other items, the tax impact of adjusting items, and certain tax only adjusting items that management considers material and requiring separate disclosure. The organic return is then divided by the average net operating capital calculated over the five quarters ending on the measurement date, excluding the average net operating capital of businesses acquired within the same five year period.
Net operating capital is defined as tangible fixed assets and intangible fixed assets, including goodwill, inventories and receivable balances, minus payable balances and provisions, all as further defined in subsequent sections. Net operating capital is adjusted to exclude assets and liabilities of businesses acquired in the five-year period prior to the relevant measurement date, and adjustments determined by
management to be necessary for comparability.
Other items are defined as material in nature and require separate disclosure and have the same nature as the items excluded from
Adjusted EBITA. In the years 2023-2025 these other items included
(legal) provisions, insurance income, consent degree charges, results on remeasurement and result on divestments. Refer to Restructuring, acquisition-related charges and other items, Net income, Income from operations (EBIT), and Adjusted EBITA within the Results of operations section of Financial performance. Organic ROIC is calculated after taxes.
Organic ROIC is used by management to evaluate Philips’ efficiency at allocating the capital under its control to profitable investments and how well the company uses capital to generate returns. Philips believes that Organic ROIC provides useful information to investors because it excludes the impact of recently acquired businesses, giving a more accurate representation of how the Philips integrated operating model is leveraged to drive operational excellence, and removes irregularity caused by various operating models of recently acquired businesses.
Philips also believes that excluding certain items determined by

185
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
Philips Group
Return on total assets in millions of EUR unless otherwise stated

	2025	2024	2023
Income from operations	1,424	529	(115)
Total assets	26,944	28,976	29,406
Return on total assets (%)	5.3%	1.8%	(0.4%)
The reconciliation of average net operating capital and the
reconciliation of Net income to Organic ROIC for the years ended
December 31, 2025, 2024 and 2023 are included in the accompanying tables.
Philips Group
Reconciliation of average net operating capital 1 in millions of EUR

	2025	2024	2023
Tangible fixed assets	2,307	2,467	2,553
Intangible assets (including goodwill)	12,435	13,175	13,475
Inventories	3,178	3,499	3,984
Receivable balances ²	4,512	4,761	4,981
Payable balances ³	(5,935)	(6,440)	(6,810)
Provisions ⁴	(1,965)	(2,909)	(2,420)
Group average net operating capital	14,533	14,554	15,763
Net operating capital of businesses acquired	(3,163)	(3,579)	(4,081)
Average net operating capital	11,370	10,974	11,681
1All line items represent the average of each of the five quarters ending before the relevant measurement date.
2Receivable balances consist of (Non-)Current receivables, Other (non-)current assets, (Non-)Current derivative financial assets, and Income tax receivable.
3Payable balances consist of Accounts payable, Accrued liabilities, (Non-)Current contract liabilities, Other (Non-)Current liabilities, (Non-)Current derivative financial liabilities, and (Non-)Current tax liabilities.
4Provisions consist of Long-term and Short-term provisions.
Philips Group
Reconciliation of Net Income to Organic ROIC in millions of EUR unless otherwise stated

	2025	2024	2023
Net Income	897	(698)	(463)
Discontinued operations, net of income taxes	4	(142)	10
Income tax expense (benefit)	282	963	(73)
Results of associates	9	124	98
Financial expenses	346	387	376
Financial income	(113)	(105)	(63)
Income from operations	1,424	529	(115)
Income tax (expense) benefit	(282)	(963)	73
Loss from operations of businesses acquired	88	174	253
Tax effects on loss from operations of businesses acquired	(21)	(41)	(56)
Goodwill impairment	-	-	8
Impairment of acquired intangible asset	27	132
Other items:	213	691	1,181
Respironics litigation provision	4	984	575
Respironics insurance income		(538)
Respironics consent decree charges	97	113	363
Respironics field-action running costs	112	133	224
Provision for specified legal matters			31
Investment re-measurement loss			23
Loss (gain) on divestment of business			(35)
Tax impact on adjusting item ¹	(50)	(165)	(140)
Tax effect of derecognition of US deferred tax asset		941
Organic return	1,400	1,299	1,204
Average net operating capital	11,370	10,974	11,681
Organic ROIC (%)	12.3%	11.8%	10.3%
1Includes deferred tax assets derecognized in the line below.

186
Other key performance indicators
In addition to monitoring the IFRS and non-IFRS financial measures discussed under Financial performance, Philips management also uses the following key performance indicators to monitor performance and manage the business.
Philips Group
Other key performance indicators

	2025	2024	2023
Lives improved, in billions	2.00	1.96	1.88
Operational carbon footprint, in kilotonnes CO₂-equivalent	372	424	418
Circular revenues	27.9%	24.4%	20.0%
Waste to landfill	-%	-%	-%
Closing the loop	19.1%	19.5%	20.5%
Comparable order intake	6%	1%	(6)%
Lives improved
We aimed to improve the lives of 2 billion people a year by 2025, including 300 million in underserved communities, and aim to improve the lives of 2.5 billion and 400 million, respectively, by 2030. We use lives improved as a measurement of our societal impact. We calculate lives improved as the number of individual interactions for each product sold
(based on market intelligence and statistical data) and multiply by the number of those products delivered in a year (eliminating double counting for multiple different product touches per individual). Philips’
reported lives improved results only include contributions by Philips
Group, not contributions by the Philips Foundation.
Operational carbon footprint
We use the operational carbon footprint as one of the measurements of our impact. We define operational carbon footprint as the total greenhouse gas emissions caused by an organization, event, product or person, expressed in kilotonnes CO2-equivalent. We calculate our operational carbon footprint on a monthly basis and include our Scope
1, Scope 2 and Scope 3 – business travel and transportation and distribution emissions.
Circular revenues
Propositions that qualify for circular revenues must comply with the requirements for at least one of the circular revenue categories (circular design, circular delivery and financing models, circular in-use phase and circular end-of-use management). These include, among others, products with low weight or containing a minimum threshold of recycled or bio-
based plastics, as-a-service models, software running on cloud, telehealth, upgrades, lifetime extensions, and refurbished equipment.
We calculate circular revenues as a percentage of total revenues from products, services and solutions contributing to circularity.
Waste to Landfill
We define waste to landfill as total waste that is delivered for landfill and exclude one-time-only waste and waste delivered to landfill due to regulatory requirements. We calculate waste to landfill in kilotonnes per year.
Closing the loop
Closing the loop means we are embedding a policy to responsibly take back all professional medical equipment sold directly to customers as part of a trade-in offer or as a service at customer request. As part of the policy, we will ensure that equipment coming back to us is, where feasible, made available for refurbishment and/or parts recovery, or locally recycled in a certified way to ensure it does not end up in landfill. We monitor the impact of our policies by measuring the amount of equipment that we collect from our customers. We report on this as ‘reclaimed equipment’. We calculate closing the loop as the number of systems or pieces of equipment taken back per year.
Philips believes that the five other key performance indicators described above (lives improved, operational carbon footprint, circular revenues, waste to landfill and closing the loop) provide important information to investors and are important to understanding the long-term
performance and prospects of the business. In addition, these other key performance indicators are also used for management compensation purposes. Members of the Board of Management are eligible for grants of performance shares under the Long-Term Incentive (LTI) plan, and the vesting of the performance shares is subject to performance over a period of three years and based on certain criteria, including a 10%
weighting for Sustainability Objectives, which Philips defines as the five other key performance indicators described above. Philips believes that including these other key performance indicators in our remuneration policy encourages management to act responsibly and sustainably, supporting the company’s overall performance and enhancing the long-
term value of the company. See Remuneration Report 2025 for more information on the Philips LTI plan.
Comparable order intake
Comparable order intake represents the period-on-period growth, expressed as a percentage, in order intake excluding the effects of currency movements and changes in consolidation. Comparable order intake is reported for equipment and software in the Diagnosis &
Treatment and Connected Care segments, and is defined as the total contractually committed value of equipment and software to be delivered within a specified timeframe, and is an approximation of expected future revenue growth in the respective Businesses.
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
Comparable order intake increased to 6% in 2025, compared with a 1%
increase in 2024. Comparable order intake is presented when discussing the Philips Group’s performance.

187
Taxation
Dutch taxation
The statements below are only a general summary of certain material
Dutch tax consequences for holders of common shares that are non-
residents of the Netherlands based on Dutch tax laws, presently in force, and the Tax Convention of December 18, 1992, as amended by the protocol that entered into force on December 28, 2004, between the United States of America and the Kingdom of the Netherlands (the
US Tax Treaty) and are not to be read as extending by implication to matters not specifically referred to herein. For general entity qualification rules, reference is made to the last paragraph of this statement. As to individual tax consequences, investors in common shares should consult their own professional tax advisor.
With respect to a holder of common shares that is an individual who receives income or derives capital gains from common shares and this income received or capital gains derived are attributable to past, present or future employment activities of such holder, the income of which is taxable in the Netherlands, the Dutch tax position is not discussed in this summary.
Dividend withholding tax
•In general, a distribution to shareholders by a company resident in the Netherlands (such as the company) is subject to a withholding tax imposed by the Netherlands at a rate of 15%, which is withheld on the gross amount of the dividend. The term “dividends” within the meaning of the Dutch Dividend Withholding Tax Act 1965 (Wet op
de Dividendbelasting 1965) includes, but is not limited to:
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
•partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), within the meaning of the Dutch Dividend
Withholding Tax Act 1965, unless the general meeting of
shareholders has resolved in advance to make such payment and provided that the nominal value of the ordinary shares concerned has been reduced by a corresponding amount by way of an
amendment of the article of association of the company
Under the Dutch Dividend Withholding Tax Act 1965, relief at source applies to certain qualifying corporate holders of common shares if such common shares are attributable to a business carried out in the
Netherlands, provided that such holder demonstrates that it is the beneficial owner of the dividend. Relief at source also applies for dividend distributions to certain qualifying corporate holders of common shares resident in EU/EEA member states, and to certain qualifying corporate holders of common shares resident in non-EU/EEA states with which the Netherlands has concluded a tax treaty that includes a dividend article, provided that such holder demonstrates that it is the beneficial owner of the dividend unless such holder holds the common shares of the company with the primary aim or one of the primary aims to avoid the levy of Dutch dividend withholding tax from another person and the shareholding is put in place without valid commercial reasons that reflect economic reality.
Upon request and under certain conditions, certain qualifying non-
resident individual and corporate holders of common shares resident in
EU/EEA member states or in a qualifying non-EU/EEA state may be eligible for a refund of Dutch dividend withholding tax to the extent that the withholding tax levied is higher than the personal and corporate income tax which would have been due if they were resident in the Netherlands. However, this refund is not applicable when, based on the US Tax Treaty, the Dutch dividend withholding tax can be fully credited in the United States by the US holder.
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
and (iii) that other person is entitled to a credit, reduction or refund of dividend withholding tax that is less than that of the recipient. To further combat dividend stripping, the record date for dividend entitlement with respect to listed shares has been codified in the Dutch
Dividend Withholding Tax Act 1965 and the burden of proof lies with the taxpayer that wants to credit or claim a refund of Dutch dividend withholding tax.
Dividends paid to qualifying exempt US pension trusts and qualifying exempt US organizations are, under certain conditions, exempt from
Dutch withholding tax under the US Tax Treaty. Qualifying exempt US pension trusts normally remain subject to withholding at the rate of
15% and are required to file for a refund of the tax withheld. Only if certain conditions are fulfilled, such pension trusts may be eligible for relief at source upon payment of the dividend. However, for qualifying exempt US organizations no relief at source upon payment of the dividend is currently available under the US Tax Treaty; such exempt US organizations should apply for a refund of the 15% withholding tax withheld.

188
Further, under certain circumstances, certain exempt organizations (e.g.
pension funds) may be eligible for a refund of Dutch withholding tax upon their request pursuant to Dutch tax law. Provided certain conditions are met, such tax exempt (US) organizations may be eligible for relief at source upon request of a qualification decision
(kwalificatiebeschikking). The paying agent should in such case be notified.
In addition to Dutch dividend withholding tax, Dutch conditional withholding tax may apply at a statutory rate of 25.8% on dividends to certain affiliated corporate holders in abuse situations. The term
“dividends” for Dutch conditional withholding tax purposes is equal to the term “dividends” for Dutch dividend withholding tax purposes. A corporate holder is generally considered to be affiliated (gelieerd) to the company for the purpose of the Dutch Withholding Tax Act 2021
(Wet bronbelasting 2021) i) if the corporate shareholder alone or together with other entities that belong to a qualifying unit
(kwalificerende eenheid) hold a qualifying interest in the company, or
ii) if the company alone or together with other entities that belong to the qualifying unit hold a qualifying interest in the shareholder. There is a qualifying unit if the entities act jointly with the main purpose or one of the main purposes to avoid the levying of withholding. For the purpose of the Dutch Withholding Tax Act 2021 a qualifying interest is an interest in an entity enabling that decisions can be influenced in such a way that the activities of that entity can be determined.
These abuse situations include and are not limited to i) a corporate holder that is considered to be resident in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-
cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden), or ii) a corporate holder that holds the shares through a permanent establishment to which the shares are attributable located in a jurisdiction as defined under i), or iii) a corporate holder that is considered a (reverse) hybrid mismatch for Dutch conditional withholding tax purposes. Specific rules and exceptions apply with respect to payments to hybrid entities.
Income and capital gains
Income and capital gains derived from the common shares by a non-
resident individual or non-resident corporate shareholder are generally not subject to Dutch income or corporation tax, unless (i) such income and gains are attributable to a (deemed) permanent establishment or
(deemed) permanent representative of the shareholder in the
Netherlands; or (ii) the shareholder is entitled to a share in the profits of an enterprise or (in the case of a non-resident corporate shareholder only) a co-entitlement to the net worth of an enterprise that is effectively managed in the Netherlands (other than by way of securities) and to which enterprise the common shares are attributable;
or (iii) such income and capital gains are derived from a direct, indirect or deemed substantial participation in the share capital of the company, and, in the case of a non-resident individual shareholder, such substantial participation not being a business asset, and, in the case of a non-resident corporate shareholder only, it is being held with the primary aim or one of the primary aims to avoid the levy of income tax from another person and is put in place without valid commercial reasons that reflect economic reality; or (iv) in the case of a non-
resident corporate shareholder, such shareholder is a resident of Aruba,
Curacao or Saint Martin with a permanent establishment or permanent representative in Bonaire, Eustatius or Saba to which the common shares are attributable and certain conditions are met; or (v) in the case of a non-resident individual, such individual derives income or capital gains from the common shares that are taxable as benefits from
‘miscellaneous activities’ in the Netherlands (resultaat uit overige werkzaamheden, as defined in the Dutch Income Tax Act 2001(Wet inkomstenbelasting 2001)), which includes the performance of activities with respect to the common shares that exceed regular portfolio management.
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
•such shareholder does not have Dutch nationality but has been a resident of the Netherlands at any time during the 12 months preceding the time of the gift (for Netherlands gift taxes only)
•in case of a gift of the shares under a condition precedent
(opschortende voorwaarde) by an individual who at the time of the gift was not a (deemed) resident of the Netherlands, but such individual is (deemed) resident of the Netherlands at the time of fulfillment of the condition
Other taxes and duties
No Netherlands VAT and Netherlands registration tax, customs duty, stamp duty or other similar documentary tax or duty will be payable by a holder of common shares in connection with the holding or the disposal of the ordinary shares.
As from January, 1 2025 a new qualification policy for foreign legal forms took effect, which may be relevant for the qualification of holder of shares as a transparent vehicle or as an entity from a Dutch tax perspective. This new qualification policy consists of i) the discontinuation of the Netherlands open limited partnership (open commanditaire vennootschap), ii) changes to the definition of a mutual

189
fund (fonds voor gemene rekening), iii) the enshrinement in law of the legal comparison method, iv) a new Decree on the Comparison of
Foreign Legal Forms, and v) the introduction of a fixed and symmetrical qualification method for non-comparable legal forms. Shareholders that have a foreign legal form comparable to a Netherlands limited partnership or mutual fund should confirm if their tax classification
(opaque or transparent) may have changed.
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
Taxation of distributions
Under the United States federal income tax laws, the gross amount of any distribution paid in stock or cash out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our common shares, will be treated as a dividend that is subject to United States federal income taxation. For a non-corporate US holder, dividends paid that constitute qualified dividend income will be taxable at the preferential rates applicable to long-term capital gains, provided that the non-corporate US holder holds the common shares for more than
60 days during the 121-day period beginning 60 days before the ex-
dividend date and provided it meets other holding period
requirements. Dividends paid with respect to the common shares generally will be qualified dividend income provided that, in the year in which the dividend is received, the common shares are readily tradable on an established securities market in the United States. Our common shares are listed on the New York Stock Exchange and we therefore expect that dividends will be qualified dividend income. A US holder must include any Dutch tax withheld from the dividend payment in this gross amount even though it does not in fact receive it.
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

190
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

191
Investor information
Share information
Philips Group
Share information at year-end 2025

Share listings	Euronext Amsterdam, New York Stock Exchange
Ticker code	PHIA, PHG
No. of shares issued	963 million
No. of shares issued and outstanding	951 million
Market capitalization	EUR 22 billion
Industry classification
MSCI: Health Care Equipment	35101010
ICB: Medical Equipment	4535
Members of indices	AEX, NYSE, STOXX Europe 600 Healthcare, MSCI Europe Health Care
The following information is based on a shareholder base analysis carried out for investor relations purposes by an independent provider in December 2025.
Philips Group
Shareholders by region at year-end 1

2025
United States	42%
Netherlands	19%
United Kingdom	10%
Switzerland	3%
Rest of Europe	7%
Retail and Other ²	19%
1Approximate split based on shareholders identified.
2No geography identified for Retail; Other represents other smaller geographies and unidentified shareholders.
Philips Group
Shareholders by style at year-end 1

2025
Value	53%
Index	13%
GARP	11%
Growth	6%
Retail	9%
Other	7%
Hedge Fund	1%
1Approximate split based on shareholders identified.
Financial calendar
The financial calendar for the current year, which contains the publication dates of significant financial communications, is published on the company’s website.
2026 Annual General Meeting of Shareholders
Upon convocation of the Annual General Meeting of Shareholders, to
be held on May 8, 2026, the agenda with explanatory notes will be published on the company’s website.
For the 2026 Annual General Meeting of Shareholders, a record date of
April 10, 2026 will apply. Those persons who, on that date, hold shares in the company, and are registered as such in one of the registers to be designated by the Board of Management, will be entitled to participate in, and vote at, the meeting.

192
Investor contact
Shareholder services
Shareholders and other interested parties can make inquiries about the
Annual Report 2025 to:
Royal Philips
Annual Report Office
Philips Center
Prinses Irenestraat 59
1077 WV Amsterdam, The Netherlands
Email: annual.report@philips.com
The Annual Report on Form 20-F is filed electronically with the US
Securities and Exchange Commission.
Holders of shares listed on Euronext Amsterdam
Communications concerning share transfers, share certificates, dividends and change of address should be directed to:
ABN AMRO Bank N.V.
Department Equity Capital Markets/Corporate Broking and Issuer
Services HQ7212
Gustav Mahlerlaan 10
1082 PP Amsterdam, The Netherlands
Telephone: +31-20-628-6070
Email: corporate.broking@nl.abnamro.com
Holders of New York Registry shares
Communications concerning share transfers, share certificates, dividends and change of address should be directed to:
Deutsche Bank Trust Company Americas
C/O Equiniti Trust Company LLC
Peck Slip Station, PO Box 2050, New York, NY 10272-2050
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
PO Box 10027, Newark, NJ 07101
Telephone (toll free US): +1-866-706-8374
Telephone (outside of US): +1-718-921-8137
Website: www.equiniti.com/us/ast-access
Email: adr@equiniti.com
Analysts’ coverage
Royal Philips is covered by approximately 20 analysts. For a list of our current analysts, please refer to the company’s website.
How to reach us
Investor Relations
Royal Philips
Philips Center
Prinses Irenestraat 59
1077 WV Amsterdam, The Netherlands
Telephone: +31-20-59 77222
Website: www.philips.com/investor
Email: investor.relations@philips.com
Sustainability
Royal Philips
High Tech Campus 34, 4th floor
5656 AE Eindhoven, The Netherlands
Website: www.philips.com/sustainability
Email: philips.sustainability@philips.com
Media and press
Royal Philips
Philips Center
Prinses Irenestraat 59
1077 WV Amsterdam, The Netherlands
Email: group.communications@philips.com
For media contacts please refer to the company’s website.
Registered address
High Tech Campus 52, 5656 AG Eindhoven, The Netherlands

193
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
Biome
Global-scale zones, generally defined by the type of plant life that they support in response to average rainfall and temperature patterns, e.g., tundra, coral reefs or savannas.
Brominated flame retardants (BFR)
Brominated flame retardants are a group of chemicals that have an inhibitory effect on the ignition of combustible organic materials. Of the commercialized chemical flame retardants, the brominated variety are most widely used.
Business/Business Unit
In the Philips operating model, our three operating segments are made up of six Businesses, which are in turn comprised of 15 Business Units.
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
Circular materials management
Circular materials management is a KPI for promoting an increase in the proportion of waste treated using waste management hierarchy levels that are circular: prevention, re-use, and recycling. Circular materials management percentage is the proportion of materials managed circularly in comparison to the total used materials baseline.
The total used materials baseline is the total of both circular and linear waste, excluding linear disposal of waste that is required by law.
Circular materials management includes recycling, re-use, prevention and other recovery (e.g., repurposing). It excludes all linear disposal, which is classified as waste to energy, incineration and landfill.
Circular revenues
Circular revenues are revenues from Philips products, services and solutions that contribute to circular practices. Circular revenues can be expressed as percentage of the total Philips revenues.
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
EcoDesigned innovation and products
Innovation with the objective a product, service or solution that complies with all applicable legal requirements, Philips policies, and all stated EcoDesigned product requirements in our four focal areas:
energy, substances, circularity and packaging.
EcoHero product
An EcoHero product meets all EcoDesign requirements applicable to new product introductions and outperforms in at least one of the focal areas of EcoDesign, either compared to their predecessor or relevant benchmarks, or meeting a set threshold, supported by a sustainability claim. EcoHero revenues can be expressed as percentage of the total
Philips hardware revenues.

194
Employee Engagement Index
The Employee Engagement Index (EEI), a value outcome measure as part of the International Integrated Reporting Council framework, is measured at Philips by the People Engagement Survey. The EEI is the
single measure of the overall level of employee engagement at Philips.
It is a combination of perceptions and attitudes related to employee satisfaction, commitment and advocacy.
Energy-using products (EuP)
An energy-using product is a product that uses, generates, transfers or measures energy (electricity, gas, fossil fuel). Examples include boilers, computers, televisions, transformers, industrial fans and industrial furnaces.
Functions
In the Philips operating model, Businesses are supported by lean
Functions. The Functions deliver cost-effective services, ensure legal and regulatory requirements are deployed, and propose enterprise policies, standards, guidance and infrastructure, as well as provide capabilities and expertise (e.g., via centers of excellence).
Full-time equivalent employee (FTE)
Full-time equivalent is a way to measure a worker’s involvement in a project. An FTE of 1.0 means that the person is equivalent to a full-time worker, while an FTE of 0.5 signals that the worker works half-time.
Global Reporting Initiative (GRI)
The Global Reporting Initiative (GRI) is a network-based organization that pioneered the world’s most widely used sustainability reporting framework. GRI is committed to the framework’s continual
improvement and application worldwide. GRI’s core goals include the mainstreaming of disclosure on environmental, social and governance performance.
Green Innovation spend
Green Innovation comprises all R&D activities directly contributing to the intended development and maintenance of EcoDesigned
innovation and circular innovation.
Green revenues
Green revenues are revenues from EcoDesigned products, refurbished products, rentals, leases, as-a-service, upgrades and green services.
Green revenue can be expressed as percentage of the total Philips revenues.
Growth geographies
Growth geographies consists of the grouping Growth, which comprises the developing geographies Asia Pacific (excluding Japan, South Korea,
Australia and New Zealand), Latin America, Central and Eastern
Europe, Middle East and Turkey (excluding Israel), and Africa.
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
Locate, Evaluate, Assess, and Prepare (LEAP)
Integrated approach for the assessment of nature-related issues that involves four phases to identify impact, dependencies, risks and opportunities on nature.
Long-term strategic partnership
Multi-year contractual agreement that represents a partnership to enable long-term collaboration.
Mature geographies
Mature geographies are the highly developed markets constituting three geographic areas: Western Europe, North America, and Other mature (including Japan, South Korea, Israel, Australia and New
Zealand).
Natural capital
The stock of renewable and non-renewable natural resources (e.g., plants, animals, air, water, soils, minerals) that combine to yield a flow of benefits to people.
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

195
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
Polyvinyl chloride (PVC)
Polyvinyl chloride, better known as PVC or vinyl, is an inexpensive plastic so versatile it has become pervasive in modern society.
REACH
Registration, Evaluation, Authorization and Restriction of Chemicals
(REACH; Regulation (EC) No 1907/2006) is an EU regulation that addresses the production and use (e.g., in products) of chemical substances, and their potential impact on both human health and the environment. This regulation is covered in the Philips Regulated
Substances List.
Regulated Substance List
The Philips Regulated Substances List (RSL) combines legal, industry, and voluntary Philips requirements regarding chemical substances used in Philips products and their packaging, either on a homogenous material level or present in the product as such. The RSL contains restricted and declarable substances.
Respironics recall
The voluntary recall notification in the US and field safety notice outside the US for certain sleep and respiratory care products initiated by Philips Respironics in 2021.
Responsible Business Alliance (RBA)
The Responsible Business Alliance (formerly known as The Electronic
Industry Citizenship Coalition) was established in 2004 to promote a common code of conduct for the electronics and information and communications technology industry. RBA now includes more than 100 global companies and their suppliers.
Restriction on Hazardous Substances (RoHS)
The RoHS Directive prohibits all new electrical and electronic equipment placed on the market in the European Economic Area from containing lead, mercury, cadmium, hexavalent chromium, poly-
brominated biphenyls (PBB) or polybrominated diphenyl ethers (PBDE)
and four phthalates (DEHP, DBP, BBP and DiHP), except in certain specific applications, in concentrations greater than the values decided by the European Commission. These values have been established as
0.01% by weight per homogeneous material for cadmium and 0.1% for the other nine substances. This regulation is covered in the Philips
Regulated Substances List.
Segment
The Philips operating model identifies three operating segments –
Diagnosis & Treatment, Connected Care and Personal Health –
comprised of Businesses and Business Units, as well as segment Other.
Other includes Innovation & Design, IP royalties, central costs, and other small items. See also the entry under Business/Business Unit.
Solution
A combination of Philips (and third-party) systems, devices, software, consumables and services, configured and delivered in a way to solve customer (segment)-specific needs and challenges.
Sustainable Development Goals
The SDGs are a collection of 17 global goals set by the United Nations.
The broad goals are interrelated, though each has its own targets. The
SDGs cover a broad range of social and economic development issues.
These include poverty, hunger, health, education, climate change, water, sanitation, energy, environment and social justice.
Sustainable innovation
Innovation with the objective to create a sustainable product, service, or solution.
Sustainable product
Products and solutions that contribute to public health or to lowering the environmental footprint. Philips has distinct categories of sustainable products: healthy products (care, healthy living), circular products, and EcoDesigned products.
VOCs
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
Waste Electrical and Electronic Equipment (WEEE)
The WEEE Directive is the European Community directive on waste electrical and electronic equipment, setting collection, recycling and recovery targets for all types of electrical goods. The directive imposes the responsibility for the disposal of waste electrical and electronic equipment on the manufacturers of such equipment.
Weighted Average Statutory Income Tax Rate (WASTR)
The reconciliation of the effective tax rate is based on the applicable statutory tax rate, which is a weighted average of all applicable jurisdictions. This WASTR is the aggregation of the result before tax multiplied by the applicable statutory tax rate without adjustment for losses, divided by the group result before tax.

196
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

Exhibit 4 (a)	Services contract between the company and R.W.O. Jakobs (Incorporated by reference to Exhibit 4 (a) to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the SEC on February 21, 2023)
Exhibit 4 (b)	Services contract between the company and C.M. Hanneman (Incorporated by reference to Exhibit 4 (b) to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the SEC on February 21, 2025)
Exhibit 4 (c)	Services contract between the company and M.J. van Ginneken
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
333-186849) filed with the SEC on May 14, 2024)

Exhibit 4 (f)	Relationship Agreement between the company and Exor N.V. (Incorporated by reference to Exhibit 4 (f) to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the SEC on February 21, 2025)
Exhibit 8	List of Subsidiaries.
Exhibit 11
Rules of Conduct with respect to Trading in Royal Philips Securities (Incorporated by reference to Exhibit 11 to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the SEC on February 21, 2025)

Exhibit 12 (a)	Certification of R.W.O. Jakobs filed pursuant to 17 CFR 240. 13a-14(a).
Exhibit 12 (b)	Certification of C.M. Hanneman filed pursuant to 17 CFR 240. 13a-14(a).
Exhibit 13 (a)	Certification of R.W.O. Jakobs furnished pursuant to 17 CFR 240. 13a-14(b).
Exhibit 13 (b)	Certification of C.M. Hanneman furnished pursuant to 17 CFR 240. 13a-14(b).
Exhibit 15 (a)	PWC Consent of independent registered public accounting firm.
Exhibit 15 (b)	EY Consent of independent registered public accounting firm.
Exhibit 97	Clawback policy (Incorporated by reference to Exhibit 97 to the Annual Report on Form 20-F (File No. 001-05146-01) filed with the SEC on February 21, 2025)
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
*    Portions of this exhibit have been omitted pursuant to Instructions as to Exhibits of Form 20-F because the omitted information is not material.

197
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

Date: 19 February 2026